As filed with the United States Securities and Exchange Commission on January 25, 2021.
Registration No: 333-250995

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Amendment No. 3
to
FORM S-4

REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

LONGVIEW ACQUISITION CORP.
(Exact name of registrant as specified in its charter)
Delaware (State or other jurisdiction of incorporation or organization)	6770 (Primary Standard Industrial Classification Code Number)	84-4618156 (I.R.S. Employer Identification Number)

767 Fifth Avenue, 44th Floor
New York, NY 10153
Telephone: (212) 812-4700
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)
John Rodin
Chief Executive Officer
Longview Acquisition Corp.
767 Fifth Avenue, 44th Floor
New York, NY 10153
Telephone: (212) 812-4700
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:
Carl P. Marcellino, Esq. Paul D. Tropp, Esq. Rachel D. Phillips, Esq. Ropes & Gray LLP 1211 Avenue of the Americas New York, New York 10036 Telephone: (212) 596-9000	Michael L. Fantozzi, Esq. John P. Condon, Esq. Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C. One Financial Center Boston, Massachusetts 02111 Telephone: (617) 542-6000	Jonathan M. Rothberg, Ph.D. Chairman of the Board of Directors Butterfly Network, Inc. 530 Old Whitfield Street Guilford, Connecticut 06437 Telephone: (203) 689-5650
Approximate date of commencement of proposed sale to the public:   As soon as practicable after this registration statement becomes effective and all other conditions to the transactions contemplated by the Business Combination Agreement described in the included proxy statement/prospectus have been satisfied or waived.
If the securities being registered on this form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. ☐
If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

☐ Large accelerated filer	☐ Accelerated filer
☒ Non-accelerated filer	☒ Smaller reporting company
☒ Emerging growth company
If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐
If applicable, place an X in the box to designate the appropriate rule provision relied upon in conducting this transaction:
☐ Exchange Act Rule 13e-4(i) (Cross-Border Issuer Tender Offer)	☐ Exchange Act Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)
CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered	Proposed Maximum Offering Price Per Share	Proposed Maximum Aggregate Offering Price	Amount of Registration Fee
Class A common stock, par value $0.0001 per share	107,702,143(1)	$9.83-$20.10(2)	$1,219,817,300(2)	$133,082
Class B common stock, par value $0.0001 per share	26,426,937(3)	$9.83(4)	$259,776,791(4)	$28,342
Class A common stock, par value $0.0001 per share	26,426,937(5)	—	—	—(6)
Total			$1,479,594,091	$161,424(7)

(1)
Based on the maximum number of shares of Class A common stock, par value $0.0001 per share, of the registrant (“Longview Class A common stock” or “New Butterfly Class A common stock”) estimated to be issued in connection with the business combination described herein (the “Business Combination”), assuming a closing date of March 31, 2021. Such maximum number of shares of Longview Class A common stock is based on 107,702,143 shares of Longview Class A common stock to be issued to the holders of (i) shares of Butterfly Network, Inc. (“Butterfly”) common stock, par value $0.0001 per share; (ii) shares of Butterfly’s Series B preferred stock, par value $0.0001 per share; (iii) shares of Butterfly’s Series C preferred stock, par value $0.0001 per share; (iv) shares of Butterfly’s Series D preferred stock, par value $0.0001 per share, (v) Butterfly’s convertible promissory notes, and (vi) shares of Butterfly common stock issuable upon exercise of outstanding options to purchase shares of Butterfly common stock that may be exercised prior to the closing of the Business Combination.

(2)
Pursuant to Rules 457(c) and 457(f)(1) promulgated under the Securities Act of 1933, as amended (the “Securities Act”), and solely for the purpose of calculating the registration fee, the proposed maximum aggregate offering price is calculated as the product of (x)(i) 15,686,975 shares of Longview Class A common stock and (ii) $20.10, the average of the high and low trading prices of Longview Class A common stock on December 29, 2020 (within five business days prior to the date of Amendment No. 1 to the Registration Statement) plus (y)(i) 92,015,168 shares of Longview Class A common stock and (ii) $9.83, the average of the high and low trading prices of Longview Class A common stock on November 19, 2020 (within five business days prior to the date of the original Registration Statement).

(3)
Shares of Class B common stock, par value $0.0001 per share (“New Butterfly Class B common stock”), of the registrant to be issued to the holders of shares of Butterfly’s Series A preferred stock, par value $0.0001 per share.

(4)
Pursuant to Rules 457(c) and 457(f)(1) promulgated under the Securities Act and solely for the purpose of calculating the registration fee, the proposed maximum aggregate offering price is calculated as the product of (i) 26,426,937 shares of New Butterfly Class B common stock and (ii) $9.83, the average of the high and low trading prices of Longview Class A common stock on November 19, 2020 (within five business days prior to the date of the original Registration Statement). For purposes of calculating the registration fee, the New Butterfly Class B common stock is treated as having the same value as the Longview Class A common stock as each share of New Butterfly Class B common stock is convertible into one share of Longview Class A common stock.

(5)
New Butterfly Class A common stock issuable upon the conversion of New Butterfly Class B common stock.

(6)
Pursuant to Rule 457(i) promulgated under the Securities Act, no separate registration fee is required.

(7)
Previously Paid.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary proxy statement/prospectus is not complete and may be changed. These securities may not be issued until the registration statement filed with the U.S. Securities and Exchange Commission is effective. This preliminary prospectus statement/prospectus is not an offer to sell these securities and does not constitute the solicitation of an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.
PRELIMINARY — SUBJECT TO COMPLETION DATED JANUARY 25, 2021
PROXY STATEMENT OF
LONGVIEW ACQUISITION CORP.
PROSPECTUS FOR
91,974,758 SHARES OF CLASS A COMMON STOCK AND
26,426,937 SHARES OF CLASS B COMMON STOCK OF
LONGVIEW ACQUISITION CORP. (WHICH WILL BE RENAMED BUTTERFLY
NETWORK, INC.)
On November 19, 2020, the board of directors of Longview Acquisition Corp., a Delaware corporation (“Longview,” “we,” “us” or “our”), unanimously approved a business combination agreement, dated November 19, 2020, by and among Longview, Clay Merger Sub, Inc., a wholly owned subsidiary of Longview (“Merger Sub”), and Butterfly Network, Inc. (“Butterfly”) (as it may be amended and/or restated from time to time, the “Business Combination Agreement”). If the Business Combination Agreement is approved by Longview’s stockholders and the transactions under the Business Combination Agreement are consummated, Merger Sub will merge with and into Butterfly (the “Merger”), with Butterfly surviving the Merger as a wholly owned subsidiary of Longview. In addition, upon the effectiveness of the Proposed Charter (as defined below), Longview will be renamed “Butterfly Network, Inc.” and is referred to herein as “New Butterfly” following the consummation (the “Closing”) of the transactions described below (collectively, the “Business Combination”).
As described in this proxy statement/prospectus, Longview’s stockholders are being asked to consider and vote upon the Business Combination and the other proposals set forth herein.
As a consequence of the Business Combination, each share of Longview Class B common stock that is issued and outstanding as of immediately prior to the effective time of the Merger (the “Effective Time”) will be converted, on a one-for-one basis, into a share of New Butterfly Class A common stock. The Business Combination will have no effect on the Longview Class A common stock that is issued and outstanding as of immediately prior to the Effective Time, which will continue to remain outstanding.
As a consequence of the Merger, at the Effective Time, and as further described in this proxy statement/prospectus, (i) each share of Butterfly capital stock (as defined herein) (other than the Butterfly Series A preferred stock) that is issued and outstanding immediately prior to the Effective Time will become the right to receive 1.0383 shares of New Butterfly Class A common stock, rounded down to the nearest whole number of shares; (ii) each share of Butterfly Series A preferred stock that is issued and outstanding immediately prior to the Effective Time will become the right to receive 1.0383 shares of New Butterfly Class B common stock, rounded down to the nearest whole number of shares; (iii) each option to purchase shares of Butterfly common stock, whether vested or unvested, that is outstanding and unexercised as of immediately prior to the Effective Time will be assumed by New Butterfly and will automatically become an option (vested or unvested, as applicable) to purchase a number of shares of New Butterfly Class A common stock equal to the number of shares of Butterfly common stock subject to such option immediately prior to the Effective Time multiplied by 1.0383, rounded down to the nearest whole number of shares, at an exercise price per share equal to the exercise price per share of such option immediately prior to the Effective Time divided by 1.0383 and rounded up to the nearest whole cent; (iv) each Butterfly restricted stock unit outstanding immediately prior to the Effective Time will be assumed by New Butterfly and will automatically become a restricted stock unit with respect to a number of shares of New Butterfly Class A common stock, rounded to the nearest whole share, equal to the number of shares of Butterfly common stock subject to such Butterfly restricted stock unit immediately prior to the Effective Time multiplied by 1.0383; and (v) the principal amount plus accrued but unpaid interest, if any, on the Butterfly convertible notes (as defined herein) outstanding as of immediately prior to the Effective Time will be automatically canceled and converted into the right to receive shares of New Butterfly Class A common stock, with such shares of New Butterfly Class A common stock calculated by dividing the outstanding principal plus accrued but unpaid interest, if any, of each Butterfly convertible note by $10.00, rounded down to the nearest whole number of shares.
In addition, Longview will file the proposed amended and restated certificate of incorporation to be adopted by Longview pursuant to the proposals set forth herein (the “Proposed Charter”) with the Secretary of State of the State of Delaware, such Proposed Charter to be effective simultaneous with the Effective Time. As a consequence of adopting the Proposed Charter, New Butterfly will adopt a dual class structure, comprised of New Butterfly Class A common stock, which will carry one vote per share, and New Butterfly Class B common stock, which will carry 20 votes per share. The New Butterfly Class B common stock will have the same economic terms as the New Butterfly Class A common stock, but will be subject to a “sunset” provision if Jonathan M. Rothberg, Ph.D., the founder and Chairman of Butterfly (“Dr. Rothberg”), and other permitted holders of New Butterfly Class B common stock collectively cease to beneficially own at least twenty percent (20%) of the number of shares of New Butterfly Class B common stock (as such number of shares is equitably adjusted in respect of any reclassification, stock dividend, subdivision, combination or recapitalization of the New Butterfly Class B common stock) collectively held by Dr. Rothberg and permitted transferees of New Butterfly Class B common stock as of the Effective Time.
In connection with the execution of the Business Combination Agreement, on November 19, 2020, Longview, Glenview Capital Management, LLC (“Glenview”) and certain entities affiliated with Glenview (together, the “Forward Purchasers”) entered into an amendment to its existing forward purchase agreement, dated May 20, 2020 (as amended, the “Amended Forward Purchase Agreement”), pursuant to which the Forward Purchasers agreed to purchase from Longview an aggregate number of shares of Longview Class A common stock, at a purchase price of $10.00 per share, equal to the value of $75 million minus the aggregate proceeds that would otherwise be released to Longview from the Trust Account in connection with the Closing (after considering any redemptions of shares of Longview Class A common stock in connection with the Business Combination) (the “Forward Purchase”). The total maximum number of shares of Longview Class A common stock that may be issued in connection with the Forward Purchase immediately prior to the Closing is 7,500,000.
In addition, concurrently with the execution of the Business Combination Agreement, Longview entered into the subscription agreements (the “Subscription Agreements”) with certain institutional investors (the “PIPE Investors”), pursuant to which the PIPE Investors have agreed to purchase, immediately prior to the Closing, an aggregate of 17,500,000 shares of Longview Class A common stock at a purchase price of $10.00 per share (the “PIPE Financing”).
The total maximum number of shares of New Butterfly Class A common stock expected to be outstanding immediately following the Closing is approximately 161,224,758, assuming no redemptions, comprising (i) 91,974,758 shares of New Butterfly Class A common stock issued to Butterfly stockholders (other than certain holders of Butterfly Series A preferred stock) and holders of Butterfly convertible notes in the Merger, (ii) 17,500,000 shares of New Butterfly Class A common stock issued in connection with the Closing to the PIPE Investors pursuant to the PIPE Financing, (iii) 10,350,000 shares of New Butterfly Class A common stock issued to holders of shares of Longview Class B common stock outstanding at the Effective Time and (iv) 41,400,000 shares of New Butterfly Class A common stock issued to holders of shares of Longview Class A common stock outstanding at the Effective Time, in each case based on an assumed Closing Date of January 31, 2021. The total number of shares of New Butterfly Class B common stock expected to be issued at the Closing is approximately 26,426,937. Holders of shares of Butterfly capital stock and Butterfly convertible notes are expected to hold, in the aggregate, approximately 63.1% of the issued and outstanding shares of New Butterfly common stock and approximately 90.0% of the combined voting power of New Butterfly immediately following the Closing, in each case assuming no redemptions, and Dr. Rothberg is expected to hold approximately 76.6% of the combined voting power of New Butterfly, in each case assuming no redemptions. Accordingly, immediately following the Closing, Dr. Rothberg and his permitted transferees will control New Butterfly and New Butterfly will be a controlled company within the meaning of the corporate governance standards of the New York Stock Exchange (the “NYSE”). For a description of the exemptions from the NYSE’s corporate governance standards that are available to controlled companies, please see the section titled “New Butterfly Management After the Business Combination — Controlled Company Exemption.”
Longview’s units, Class A common stock and public warrants are publicly traded on the NYSE under the symbols “LGVW.U,” “LGVW” and “LGVW WT,” respectively. Longview intends to apply to list the New Butterfly Class A common stock and public warrants on the NYSE under the symbols “BFLY” and “BFLY WS,” respectively, upon the Closing. New Butterfly will not have units traded following the Closing.
Longview will hold a special meeting of stockholders (the “Special Meeting”) to consider matters relating to the Business Combination. Longview cannot complete the Business Combination unless Longview’s stockholders consent to the approval of the Business Combination Agreement and the transactions contemplated thereby. Longview is sending you this proxy statement/prospectus to ask you to vote in favor of these and the other matters described in this proxy statement/prospectus.
In connection with our initial public offering, our initial stockholders and our other directors and officers at the time of our initial public offering entered into a letter agreement to vote their shares in favor of the Business Combination Proposal and the other Transaction Proposals (as defined herein) being presented at the Special Meeting, all of which are unanimously recommended by the Longview Board. The shares held by Longview Investors LLC (the “Sponsor”), our other initial stockholders and our other directors and officers that are obligated to vote in favor of the Business Combination represent approximately 20% of the voting power of Longview. Accordingly, if all of our outstanding shares were to be voted, we would only need the additional affirmative vote of shares representing approximately 30.1% of the outstanding shares in order to approve the Business Combination.
Unless adjourned, the Special Meeting of the stockholders of Longview will be held at 8:00 a.m., New York City time, on February 12, 2021, in virtual format.
This proxy statement/prospectus provides you with detailed information about the Business Combination. It also contains or references information about Longview and New Butterfly and certain related matters. You are encouraged to read this proxy statement/prospectus carefully. In particular, you should read the section titled “Risk Factors” beginning on page 47 for a discussion of the risks you should consider in evaluating the Business Combination and how it will affect you.
If you have any questions or need assistance voting your common stock, please contact Okapi Partners LLC, our proxy solicitor (“Okapi”), by calling toll-free at (844) 343-2623. Banks and brokers can call collect at (212) 297-0720, or by emailing info@okapipartners.com. This notice of Special Meeting is and the proxy statement/prospectus relating to the Business Combination will be available at www.virtualshareholdermeeting.com/LGVW2021SM.
Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the Business Combination or the other transactions contemplated thereby, as described in this proxy statement/prospectus, or passed upon the adequacy or accuracy of the disclosure in this proxy statement/prospectus. Any representation to the contrary is a criminal offense.
This proxy statement/prospectus is dated       , 2021, and is first being mailed to stockholders of Longview on or about            , 2021.

LONGVIEW ACQUISITION CORP.
767 Fifth Avenue, 44th Floor
New York, NY 10153
NOTICE OF SPECIAL MEETING OF STOCKHOLDERS
TO BE HELD ON FEBRUARY 12, 2021
TO THE STOCKHOLDERS OF LONGVIEW ACQUISITION CORP.:
NOTICE IS HEREBY GIVEN that a special meeting (the “Special Meeting”) of the stockholders of Longview Acquisition Corp., a Delaware corporation (“Longview,” “we,” “us” or “our”), will be held at  8:00 a.m., New York City time, on February 12, 2021, in virtual format. You are cordially invited to attend the Special Meeting, which will be held for the following purposes:
(a)
Proposal No. 1 — The Business Combination Proposal — to consider and vote upon a proposal to approve the business combination agreement, dated as of November 19, 2020 (as may be amended and/or restated from time to time, the “Business Combination Agreement”), by and among Longview, Clay Merger Sub, Inc., a Delaware corporation and a wholly-owned subsidiary of Longview (“Merger Sub”), and Butterfly Network, Inc., a Delaware corporation (“Butterfly”), and the transactions contemplated thereby, pursuant to which Merger Sub will merge with and into Butterfly (the “Merger”) with Butterfly surviving the Merger as a wholly owned subsidiary of Longview (the transactions contemplated by the Business Combination Agreement, the “Business Combination” and such proposal, the “Business Combination Proposal”);

(b)
Proposal No. 2 — The Charter Amendment Proposal, including the Advisory Charter Amendment Proposals — to consider and vote upon a proposal to approve, assuming the Business Combination Proposal is approved and adopted, the proposed amended and restated certificate of incorporation of Longview (the “Proposed Charter”), which will replace Longview’s amended and restated certificate of incorporation, dated May 20, 2020 (the “Current Charter”), and which will be in effect as of the Effective Time (we refer to such proposal as the “Charter Amendment Proposal”); and to consider and vote upon separate proposals to approve, on a non-binding advisory basis, the following material differences between the Proposed Charter and the Current Charter, which are being presented in accordance with the requirements of the Securities and Exchange Commission (the “SEC”) as six separate sub-proposals (we refer to such proposals as the “Advisory Charter Amendment Proposals”);

(i)
Advisory Charter Amendment Proposal A — Under the Proposed Charter, New Butterfly will be authorized to issue 628,000,000 shares of capital stock, consisting of (i) 600,000,000 shares of New Butterfly Class A common stock, par value $0.0001 per share, (ii) 27,000,000 shares of New Butterfly Class B common stock, par value $0.0001 per share, and (iii) 1,000,000 shares of preferred stock, par value $0.0001 per share, as opposed to the Current Charter, which authorizes Longview to issue 221,000,000 shares of capital stock, consisting of (a) 220,000,000 shares of common stock, including 200,000,000 shares of Longview Class A common stock, par value $0.0001 per share, and 20,000,000 shares of Longview Class B common stock, par value $0.0001 per share, and (b) 1,000,000 shares of Longview preferred stock, par value $0.0001 per share;

(ii)
Advisory Charter Amendment Proposal B — Under the Proposed Charter, holders of shares of New Butterfly Class A common stock will be entitled to cast one vote per share of New Butterfly Class A common stock and holders of shares of New Butterfly Class B common stock will be entitled to cast 20 votes per share of New Butterfly Class B common stock on each matter properly submitted to New Butterfly’s stockholders entitled to vote, as opposed to the Current Charter, which provides that each share of Longview Class A common stock and Longview Class B common stock is entitled to one vote per share on each matter properly submitted to Longview’s stockholders entitled to vote;

(iii)
Advisory Charter Amendment Proposal C — Under the Proposed Charter, any action required or permitted to be taken by the stockholders of New Butterfly may be taken by written consent until the time the issued and outstanding shares of New Butterfly Class B common stock represent less than 50% of the voting power of the then outstanding shares of capital stock of New Butterfly that would be entitled to vote for the election of directors, as opposed to the Bylaws of Longview, which permit holders of Longview capital stock to take stockholder action by written consent;

(iv)
Advisory Charter Amendment Proposal D — Amendments to certain provisions of the Proposed Charter relating to the rights of New Butterfly Class A common stock and New Butterfly Class B common stock will require (i) so long as any shares of New Butterfly Class B common stock remain outstanding, the affirmative vote of the holders of at least two-thirds of the outstanding shares of New Butterfly Class B common stock, voting as a separate class, (ii) so long as any shares of New Butterfly Class A common stock remain outstanding, the affirmative vote of the holders of a majority of the outstanding shares of New Butterfly Class A common stock, voting as a separate class, and (iii) the affirmative vote of the holders of a majority of the voting power of the then outstanding capital stock of New Butterfly entitled to vote generally in the election of directors, voting together as a single class, as opposed to the Current Charter, which only requires such an amendment to be approved by stockholders in accordance with Delaware law (except that, prior to Longview’s initial business combination, amendments to those provisions of the Current Charter relating to an initial business combination require the affirmative vote of the holders of at least 65% of shares of Longview Class A common stock and Longview Class B common stock (collectively, “Longview common stock”) then outstanding);

(v)
Advisory Charter Amendment Proposal E — The New Butterfly Bylaws may be amended, altered, repealed or adopted either (x) by the affirmative vote of a majority of the board of directors of New Butterfly (the “New Butterfly Board”) present at any regular or special meeting of the New Butterfly Board at which a quorum is present or (y) (i) when outstanding New Butterfly Class B common stock represents less than 50% of the voting power of the then outstanding shares of capital stock of New Butterfly that would be entitled to vote for the election of directors, the affirmative vote of the holders of at least two-thirds of the voting power of the capital stock of New Butterfly that would be entitled to vote in the election of directors or, prior to such time, and (ii) the affirmative vote of the holders of a majority of the voting power of the outstanding capital stock of New Butterfly that would be entitled to vote in the election of directors, as opposed to the Bylaws of Longview, which may be amended by the approval of a majority of the board of directors of Longview (the “Longview Board”) or by the affirmative vote of the holders of a majority of the voting power of all outstanding shares of Longview common stock entitled to vote generally in the election of directors;

(vi)
Advisory Charter Amendment Proposal F — The Proposed Charter provides that the number of directors will be fixed and may be modified by the New Butterfly Board, provided that the number of directors cannot exceed a certain threshold without the affirmative vote of the holders of (x) at least two-thirds of the voting power of the capital stock of New Butterfly that would be entitled to vote in the election of directors when outstanding New Butterfly Class B common stock represents less than 50% of the voting power of the then outstanding shares of capital stock of New Butterfly that would be entitled to vote for the election of directors, or, prior to such time, and (y) a majority of the voting power of the outstanding capital stock of New Butterfly that would be entitled to vote in the election of directors, as opposed to the Current Charter, which provides that the number of directors will be determined by the Longview Board.

(c)
Proposal No. 3 — The NYSE Proposal — to consider and vote upon a proposal to approve, assuming the Business Combination Proposal and the Charter Amendment Proposal are approved and adopted, for the purposes of complying with the applicable listing rules of the New York Stock Exchange (the “NYSE”), the issuance of (i) up to 7,500,000 shares of Longview Class A common stock pursuant to the Forward Purchase (as defined below), if any, immediately prior to the Closing (as defined below), (ii) 17,500,000 shares of Longview Class A common stock to certain institutional investors (the “PIPE Investors”) pursuant to subscription agreements (the “Subscription Agreements”) immediately prior to the Closing, plus any additional shares pursuant to Subscription Agreements we may enter into prior to Closing, and (iii) an aggregate of 118,401,695 shares of New Butterfly capital stock to existing Butterfly shareholders pursuant to the terms of the Business Combination Agreement, in each case assuming a Closing Date of January 31, 2021 (we refer to this proposal as the “NYSE Proposal”);
(d)
Proposal No. 4 — The Director Election Proposal — to consider and vote upon a proposal to approve, assuming the Business Combination Proposal, the Charter Amendment Proposal, and the NYSE Proposal are approved and adopted, the election of seven (7) directors who, upon consummation of the Business Combination, will become the directors of New Butterfly until their respective successors are duly elected and qualified pursuant to the terms of the Proposed Charter (we refer to this proposal as the “Director Election Proposal”);

(e)
Proposal No. 5 — The Equity Incentive Plan Proposal — to consider and vote upon a proposal to approve, assuming the Business Combination Proposal, the Charter Amendment Proposal and the NYSE Proposal are approved and adopted, the Butterfly Network, Inc. 2020 Equity Incentive Plan (the “New Butterfly Equity Incentive Plan”), a copy of which is attached to this proxy statement/prospectus as Annex D, including the authorization of the initial share reserve under the New Butterfly Equity Incentive Plan (the “Equity Incentive Plan Proposal”), including with respect to the number of shares that may be issued pursuant to the exercise of incentive stock options granted;

(f)
Proposal No. 6 — The Adjournment Proposal — to consider and vote upon a proposal to approve the adjournment of the Special Meeting to a later date or dates, if necessary, to permit further solicitation and vote of proxies if, based upon the tabulated vote at the time of the Special Meeting, any of the Business Combination Proposal, the Charter Amendment Proposal, the NYSE Proposal, and the Equity Incentive Plan Proposal (collectively, the “Required Transaction Proposals”) would not be duly approved and adopted by our stockholders or we determine that one or more of the closing conditions under the Business Combination Agreement is not satisfied or waived (we refer to this proposal as the “Adjournment Proposal” and the Director Election Proposal and the Adjournment Proposal, collectively with the Required Transaction Proposals, the “Transaction Proposals”).

Only holders of record of Longview common stock at the close of business on January 15, 2021 are entitled to notice of and to vote and have their votes counted at the Special Meeting and any further adjournments or postponements of the Special Meeting.
We will provide you with the proxy statement/prospectus and a proxy card in connection with the solicitation of proxies to be voted at the Special Meeting and at any adjournment or postponement of the Special Meeting. Whether or not you plan to attend the Special Meeting, we urge you to read, when available, the proxy statement/prospectus (and any documents incorporated into the proxy statement/prospectus by reference) carefully. Please pay particular attention to the section titled “Risk Factors.”
After careful consideration, the Longview Board has determined that each of the Business Combination Proposal, the Charter Amendment Proposal, including the Advisory Charter Amendment Proposals, the NYSE Proposal, the Director Election Proposal, the Equity Incentive Plan Proposal, and the Adjournment Proposal are in the best interests of Longview and its stockholders and unanimously recommends that you vote or give instruction to vote “FOR” each of those proposals.
The existence of financial and personal interests of Longview’s directors or officers may result in a conflict of interest on the part of one or more of the directors or officers between what they may believe is in the best interests of Longview and its stockholders and what they may believe is best for himself or themselves in determining to recommend that stockholders vote for the proposals. See the section titled “The Business Combination Proposal — Interests of Longview’s Directors and Officers in the Business Combination” in the proxy statement/prospectus for a further discussion.

Under the Business Combination Agreement, the approval of the Required Transaction Proposals presented at the Special Meeting is a condition to the Closing. The adoption of each Required Transaction Proposal is conditioned on the approval of all of the Required Transaction Proposals. If our stockholders do not approve each of the Required Transaction Proposals, the Business Combination may not be consummated. The Director Election Proposal and the Adjournment Proposal are not conditioned on the approval of any other proposal.
In connection with our initial public offering, our initial stockholders (consisting of Longview Investors LLC, a Delaware limited liability company (our “Sponsor”), Westley Moore, Derek Cribbs and Randy Simpson) and our other directors and officers at the time of our initial public offering entered into a letter agreement to vote their shares of Longview Class B common stock purchased prior to our initial public offering (the “founder shares”), as well as any shares of Longview Class A common stock sold as part of the units by us in our initial public offering (the “public shares”) purchased by them during or after our initial public offering, in favor of the Business Combination Proposal and the other Transaction Proposals being presented at the Special Meeting, all of which are unanimously recommended by the Longview Board. As of the date hereof, our initial stockholders own approximately 20% of our total outstanding common stock.
Pursuant to the Current Charter, a holder of public shares (a “public stockholder”) may request that Longview redeem all or a portion of its public shares for cash if the Business Combination is consummated. As a public stockholder, and assuming the Business Combination is consummated, you will be entitled to receive cash for any public shares to be redeemed only if you:
(i)
(a) hold public shares or (b) hold public shares through units and you elect to separate your units into the underlying public shares and public warrants prior to exercising your redemption rights with respect to the public shares; and

(ii)
prior to 5:00 p.m., New York City time, on February 10, 2021, (a) submit a written request, including the legal name, telephone number and address of the beneficial owner of the shares for which redemption is requested, to Continental Stock Transfer & Trust Company, Longview’s transfer agent (the “Transfer Agent”), that Longview redeem your public shares for cash and (b) deliver your public shares to the Transfer Agent, physically or electronically through The Depository Trust Company (“DTC”).

Holders of units must elect to separate the underlying public shares and public warrants prior to exercising redemption rights with respect to the public shares. If holders hold their units in an account at a brokerage firm or bank, holders must notify their broker or bank that they elect to separate the units into the underlying public shares and public warrants, or if a holder holds units registered in its own name, the holder must contact the Transfer Agent directly and instruct it to do so. Public stockholders may elect to redeem all or a portion of their public shares even if they vote for the Business Combination Proposal. If the Business Combination is not consummated, the public shares will not be redeemed for cash. If the Business Combination is consummated and a public stockholder properly exercises its right to redeem its public shares and timely delivers its shares to the Transfer Agent, we will redeem each public share for a per share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account established in connection with our initial public offering (the “Trust Account”), calculated as of two business days prior to the Closing, including interest earned on the funds held in the Trust Account and not previously released to us to pay our franchise and income taxes, divided by the number of then outstanding public shares. For illustrative purposes, as of September 30, 2020, this would have amounted to approximately $10.01 per public share. If a public stockholder exercises its redemption rights, then it will be exchanging its redeemed public shares for cash and will no longer own such shares. Any request to redeem public shares, once made, may be withdrawn at any time until the deadline for submitting redemption requests and thereafter, with our consent, until the consummation of the Business Combination (the “Closing”). If a holder of a public share delivers its shares in connection with an election to redeem and subsequently decides prior to the deadline for submitting redemption requests not to elect to exercise such rights, it may simply request that Longview instruct the Transfer Agent to return the shares (physically or electronically). The holder can make such request by contacting the Transfer Agent at the address or email address listed in this proxy statement/prospectus. See “The Special Meeting — Redemption Rights” in the proxy statement/prospectus for a detailed description of the procedures to be followed if you wish to redeem your public shares for cash.

Notwithstanding the foregoing, a holder of public shares, together with any affiliate of such public stockholder or any other person with whom such public stockholder is acting in concert or as a “group” (as defined in Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)), will be restricted from redeeming its public shares with respect to more than an aggregate of 15% of the public shares. Accordingly, if a public stockholder, alone or acting in concert or as a group, seeks to redeem more than 15% of the public shares, then any such shares in excess of that 15% limit would not be redeemed for cash.
As a consequence of adopting the Proposed Charter upon approval of the Charter Amendment Proposal, we will adopt a dual class stock structure, comprised of Class A common stock, which will carry one vote per share, and Class B common stock, which will carry 20 votes per share. The Class B common stock of New Butterfly will have the same economic terms as the Class A common stock of New Butterfly. Upon the Closing, all stockholders of New Butterfly will hold only shares of New Butterfly Class A common stock, except for Jonathan Rothberg, Ph.D. and his affiliates and permitted transferees, who will hold shares of New Butterfly Class B common stock. Immediately following the Closing, including by virtue of his holdings of New Butterfly Class B common stock, Dr. Rothberg and his affiliates and permitted transferees are currently expected to hold in excess of approximately 76.6% of the voting power of the issued and outstanding capital stock of New Butterfly. The New Butterfly Class B common stock will be subject to a “sunset” provision if Dr. Rothberg and other permitted holders of New Butterfly Class B common stock collectively cease to beneficially own at least twenty percent (20%) of the number of shares of New Butterfly Class B common stock (as such number of shares is equitably adjusted in respect of any reclassification, stock dividend, subdivision, combination or recapitalization of the New Butterfly Class B common stock) collectively held by Dr. Rothberg and permitted transferees of New Butterfly Class B common stock as of the Effective Time. See “Description of New Butterfly Securities — New Butterfly Common Stock — Class B Common Stock — Mandatory Conversion Rights.”
In connection with the execution of the Business Combination Agreement, on November 19, 2020, Longview, Glenview Capital Management, LLC (“Glenview”) and certain entities affiliated with Glenview (together, the “Forward Purchasers”) entered into an amendment to its existing forward purchase agreement, dated May 20, 2020 (as amended, the “Amended Forward Purchase Agreement”), pursuant to which the Forward Purchasers agreed to purchase from Longview an aggregate number of shares of Longview Class A common stock, at a purchase price of $10.00 per share, equal to the value of $75 million minus the aggregate proceeds that would otherwise be released to Longview from the Trust Account in connection with the Closing (after considering any redemptions of shares of Longview Class A common stock in connection with the Business Combination) (the “Forward Purchase”). The total maximum number of shares of Longview Class A common stock that may be issued in connection with the Forward Purchase immediately prior to the Closing is 7,500,000.
In addition, concurrently with the execution of the Business Combination Agreement, Longview entered into the Subscription Agreements with the PIPE Investors, pursuant to which the PIPE Investors have agreed to purchase, immediately prior to the Closing, an aggregate of 17,500,000 shares of Longview Class A common stock at a purchase price of $10.00 per share (the “PIPE Financing”).
The total maximum number of shares of New Butterfly Class A common stock expected to be outstanding immediately following the Closing is approximately 161,224,758, assuming no redemptions, comprising (i) 91,974,758 shares of New Butterfly Class A common stock issued to Butterfly stockholders (other than certain holders of Butterfly Series A preferred stock) and holders of Butterfly convertible notes in the Merger, (ii) 17,500,000 shares of New Butterfly Class A common stock issued in connection with the Closing to the PIPE Investors pursuant to the PIPE Financing, (iii) 10,350,000 shares of New Butterfly Class A common stock issued to holders of shares of Longview Class B common stock outstanding at the Effective Time and (iv) 41,400,000 shares of New Butterfly Class A common stock issued to holders of shares of Longview Class A common stock outstanding at the Effective Time, in each case as of November 15, 2020 and based on an assumed Closing Date of January 31, 2021. The total number of shares of New Butterfly Class B common stock expected to be issued at the Closing is approximately 26,426,937.
All Longview stockholders are cordially invited to attend the Special Meeting, which will be held in virtual format. You will not be able to physically attend the Special Meeting. To ensure your representation at the Special Meeting, however, you are urged to complete, sign, date and return the proxy card accompanying the proxy statement/prospectus as soon as possible or submit your proxy by following the instructions contained on your proxy card. If you are a stockholder of record holding shares of Longview Class A common stock or Longview Class B common stock, you may also cast your vote at the Special Meeting electronically by visiting www.virtualshareholdermeeting.com/LGVW2021SM. If your shares are held in an account at a brokerage firm or bank, you must instruct your broker or bank on how to vote your shares or, if you wish to attend the Special Meeting and vote electronically, obtain a proxy from your broker or bank. The Charter Amendment Proposal requires the affirmative vote of the holders of (i) at least a majority of the outstanding shares of Longview Class B common stock, voting separately as a single class, and (ii) a majority of the outstanding shares of Longview common stock entitled to vote thereon, voting together as a single class. Accordingly, if you do not vote or do not instruct your broker or bank how to vote, it will have the same effect as a vote against the Charter Amendment Proposal. With the exception of the Director Election Proposal, the approval of each of the other proposals requires the affirmative vote of a majority of the votes cast by Longview stockholders present in person (which would include presence at a virtual meeting) or represented by proxy at the Special Meeting and entitled to vote thereon. If you do not vote or do not instruct your broker or bank how to vote, it will have no effect on the Business Combination Proposal or the Adjournment Proposal. However, the NYSE considers abstentions as “votes cast,” and therefore abstentions will be considered as votes against the NYSE Proposal and the Equity Incentive Plan Proposal. The approval of the election of each director nominee pursuant to the Director Election Proposal requires the affirmative vote of a plurality of the votes cast by the Longview stockholders present in person (which would include presence at a virtual meeting) or represented by proxy at the Special Meeting and entitled to vote thereon.
Your vote is important regardless of the number of shares you own. Whether you plan to attend the Special Meeting or not, please sign, date and return the proxy card accompanying the proxy statement/prospectus as soon as possible in the envelope provided or submit your proxy by following the instructions contained on your proxy card. If your shares are held in “street name” or are in a margin or similar account, you should contact your broker to ensure that votes related to the shares you beneficially own are properly counted.
If you have any questions or need assistance voting your common stock, please contact Okapi Partners LLC, our proxy solicitor (“Okapi”), by calling toll-free at (844) 343-2623. Banks and brokers can call collect at (212) 297-0720, or by emailing info@okapipartners.com. This notice of Special Meeting is and the proxy statement/prospectus relating to the Business Combination will be available at www.virtualshareholdermeeting.com/LGVW2021SM.
Thank you for your participation. We look forward to your continued support.
           , 2021
IF YOU RETURN YOUR PROXY CARD WITHOUT AN INDICATION OF HOW YOU WISH TO VOTE, YOUR SHARES WILL BE VOTED IN FAVOR OF EACH OF THE PROPOSALS. TO EXERCISE YOUR REDEMPTION RIGHTS, YOU MUST (I) IF YOU HOLD SHARES OF LONGVIEW CLASS A COMMON STOCK THROUGH UNITS, ELECT TO SEPARATE YOUR UNITS INTO THE UNDERLYING SHARES OF LONGVIEW CLASS A COMMON STOCK AND PUBLIC WARRANTS PRIOR TO EXERCISING YOUR REDEMPTION RIGHTS WITH RESPECT TO THE PUBLIC SHARES, (II) SUBMIT A WRITTEN REQUEST, INCLUDING THE LEGAL NAME, TELEPHONE NUMBER AND ADDRESS OF THE BENEFICIAL OWNER OF THE SHARES FOR WHICH REDEMPTION IS REQUESTED, TO THE TRANSFER AGENT THAT YOUR PUBLIC SHARES BE REDEEMED FOR CASH AND (III) DELIVER YOUR SHARES OF LONGVIEW CLASS A COMMON STOCK TO THE TRANSFER AGENT, PHYSICALLY OR ELECTRONICALLY USING THE DTC’S DWAC (DEPOSIT WITHDRAWAL AT CUSTODIAN) SYSTEM, IN EACH CASE, IN ACCORDANCE WITH THE PROCEDURES AND DEADLINES DESCRIBED IN THE PROXY STATEMENT/PROSPECTUS. IF THE BUSINESS COMBINATION IS NOT CONSUMMATED, THEN THE PUBLIC SHARES WILL NOT BE REDEEMED FOR CASH. IF YOU HOLD THE SHARES IN STREET NAME, YOU WILL NEED TO INSTRUCT THE ACCOUNT EXECUTIVE AT YOUR BANK OR BROKER TO WITHDRAW THE SHARES FROM YOUR ACCOUNT IN ORDER TO EXERCISE YOUR REDEMPTION RIGHTS. SEE “THE SPECIAL MEETING — REDEMPTION RIGHTS” IN THIS PROXY STATEMENT/PROSPECTUS FOR MORE SPECIFIC INSTRUCTIONS.

ABOUT THIS DOCUMENT
This document, which forms part of a registration statement on Form S-4 filed with the SEC by Longview, constitutes a prospectus of Longview under Section 5 of the Securities Act of 1933, as amended (the “Securities Act”), with respect to the shares of common stock of Longview to be issued to Butterfly’s stockholders under the Business Combination Agreement. This document also constitutes a proxy statement of Longview under Section 14(a) of the Exchange Act.
You should rely only on the information contained or incorporated by reference into this proxy statement/prospectus. No one has been authorized to provide you with information that is different from that contained in, or incorporated by reference into, this proxy statement/prospectus. This proxy statement/prospectus is dated as of the date set forth on the cover hereof. You should not assume that the information contained in this proxy statement/prospectus is accurate as of any date other than that date. You should not assume that the information incorporated by reference into this proxy statement/prospectus is accurate as of any date other than the date of such incorporated document. Neither the mailing of this proxy statement/prospectus to Longview stockholders nor the issuance by Longview of its common stock in connection with the Business Combination will create any implication to the contrary.
Information contained in this proxy statement/prospectus regarding Longview has been provided by Longview and information contained in this proxy statement/prospectus regarding Butterfly has been provided by Butterfly.
This proxy statement/prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities, or the solicitation of a proxy, in any jurisdiction to or from any person to whom it is unlawful to make any such offer or solicitation in such jurisdiction.
MARKET AND INDUSTRY DATA
We are responsible for the disclosure contained in this proxy statement/prospectus. However, this proxy statement/prospectus includes market and industry data and forecasts that Butterfly has derived from publicly available information, various industry publications, other published industry sources and internal data and estimates. Industry publications and other published industry sources generally indicate that the information contained therein was obtained from sources believed to be reliable. Internal data and estimates are based upon information obtained from trade and business organizations and other contacts in the markets in which Butterfly operates and Butterfly’s and our management’s understanding of industry conditions. Although we believe that such information is reliable, we have not had this information verified by any independent sources. Any estimates underlying such market-derived information and other factors could cause actual results to differ materially from those expressed in the independent parties’ estimates and in our estimates.

i

v

ADDITIONAL INFORMATION
This proxy statement/prospectus incorporates important business and financial information about Longview from other documents that are not included in or delivered with this proxy statement/prospectus. This information is available for you to review through the SEC’s website at www.sec.gov. You can also obtain the documents incorporated by reference into this proxy statement/prospectus free of charge by requesting them in writing or by telephone from the appropriate company at the following address and telephone number:
Longview Acquisition Corp.
767 Fifth Avenue, 44th Floor
New York, NY 10153
Telephone: (212) 812-4700
Attention: Corporate Secretary
or
Okapi Partners LLC
1212 Avenue of the Americas, 24th Floor
New York, New York 10036
Telephone: (844) 343-2623 (toll-free)
(banks and brokers can call collect at (212) 297-0720)
Email: info@okapipartners.com
To obtain timely delivery, Longview stockholders must request the materials no later than five business days prior to the Special Meeting.
You also may obtain additional proxy cards and other information related to the proxy solicitation by contacting the appropriate contact listed above. You will not be charged for any of these documents that you request.
For a more detailed description of the information incorporated by reference in this proxy statement/prospectus and how you may obtain it, see the section titled “Where You Can Find More Information.”

CERTAIN DEFINED TERMS
Unless otherwise stated or unless the context otherwise requires, the terms “we,” “us,” “our” and “Longview” refer to Longview Acquisition Corp., and the terms “New Butterfly,” “combined company” and “post-combination company” refer to Butterfly Network, Inc. and its subsidiaries following the consummation of the Business Combination.
In this document:
“Advisory Agreement” means the Advisory Agreement, to be entered into by and between New Butterfly and Jonathan M. Rothberg, Ph.D., effective as of the Closing.
“Aggregate Transaction Proceeds” means an amount equal to the sum of (i) the aggregate cash proceeds available for release to any Longview Party from the Trust Account in connection with the transactions contemplated by the Business Combination Agreement (after giving effect to any redemptions of public shares, if any), (ii) the aggregate cash proceeds actually received by Longview with respect to the PIPE Financing and (iii) the aggregate cash proceeds, if any, actually received by Longview in the Forward Purchase, which amount will be not less than $250 million.
“Aggregate Transaction Proceeds Condition” means the minimum aggregate cash amount that Longview must have available from the Aggregate Transaction Proceeds, which amount will not be less than $250 million.
“Amended Forward Purchase Agreement” means the forward purchase agreement, dated May 20, 2020, by and among Longview, Glenview and the Forward Purchasers, as amended on November 19, 2020.
“Business Combination” means the transactions contemplated by the Business Combination Agreement, including the merger of Merger Sub with and into Butterfly, pursuant to which (i) Butterfly survives the Merger as a wholly owned subsidiary of New Butterfly, (ii) each share of Butterfly capital stock (other than the Butterfly Series A preferred stock) that is issued and outstanding immediately prior to the Effective Time will become the right to receive 1.0383 shares of New Butterfly Class A common stock, rounded down to the nearest whole number of shares; (iii) each share of Butterfly Series A preferred stock that is issued and outstanding immediately prior to the Effective Time will become the right to receive 1.0383 shares of New Butterfly Class B common stock, rounded down to the nearest whole number of shares; (iv) each option to purchase shares of Butterfly common stock, whether vested or unvested, that is outstanding and unexercised as of immediately prior to the Effective Time will be assumed by New Butterfly and will automatically become an option (vested or unvested, as applicable) to purchase a number of shares of New Butterfly Class A common stock equal to the number of shares of Butterfly common stock subject to such option immediately prior to the Effective Time multiplied by 1.0383, rounded down to the nearest whole number of shares, at an exercise price per share equal to the exercise price per share of such option immediately prior to the Effective Time divided by 1.0383 and rounded up to the nearest whole cent; (v) each Butterfly restricted stock unit outstanding immediately prior to the Effective Time will be assumed by New Butterfly and will automatically become a restricted stock unit with respect to a number of shares of New Butterfly Class A common stock, rounded to the nearest whole share, equal to the number of shares of Butterfly common stock subject to such Butterfly restricted stock unit immediately prior to the Effective Time multiplied by 1.0383; and (vi) the principal amount plus accrued but unpaid interest, if any, on the Butterfly convertible notes outstanding as of immediately prior to the Effective Time will be automatically canceled and converted into the right to receive shares of New Butterfly Class A common stock, with such shares of New Butterfly Class A common stock calculated by dividing the outstanding principal plus accrued but unpaid interest, if any, of each Butterfly convertible note by $10.00, rounded down to the nearest whole number of shares. The Business Combination will have no effect on Longview Class A common stock that is issued and outstanding as of immediately prior to the Effective Time, which will continue to remain outstanding.
“Business Combination Agreement” means that Business Combination Agreement, dated as of November 19, 2020, by and among Longview, Merger Sub and Butterfly.
“Butterfly” means Butterfly Network, Inc., a Delaware corporation.
“Butterfly Board” means the board of directors of Butterfly.

“Butterfly capital stock” means the shares of Butterfly capital stock outstanding prior to the Business Combination, comprised of the Butterfly common stock, the Butterfly Series A preferred stock, the Butterfly Series B preferred stock, the Butterfly Series C preferred stock, the Butterfly Series D preferred stock and each other class or series of capital stock of Butterfly (including preferred stock).
“Butterfly common stock” means the common stock, par value $0.0001 per share, of Butterfly.
“Butterfly convertible notes” means the outstanding convertible promissory notes of Butterfly issued pursuant to the October 2020 Convertible Note Purchase Agreement and the May 2020 Convertible Note Purchase Agreement, which notes have an aggregate principal amount of $50.0 million, including $25.1 million in aggregate principal amount of convertible promissory notes of Butterfly issued to certain affiliates of Glenview pursuant to the October 2020 Convertible Note Purchase Agreement. On January 15, 2021, an aggregate principal amount of $2,072,770 of Butterfly convertible notes were sold by certain investment funds managed by Glenview to certain director nominees named in this proxy statement/prospectus. See “Certain Relationships and Related Party Transactions — Butterfly.”
“Butterfly Series A preferred stock” means the Series A preferred stock, par value $0.0001 per share, of Butterfly.
“Butterfly Series B preferred stock” means the Series B preferred stock, par value $0.0001 per share, of Butterfly.
“Butterfly Series C preferred stock” means the Series C preferred stock, par value $0.0001 per share, of Butterfly.
“Butterfly Series D preferred stock” means the Series D preferred stock, par value $0.0001 per share, of Butterfly.
“Butterfly option” means each option to purchase shares of Butterfly common stock granted to a Butterfly employee, director or consultant.
“Butterfly stockholder” means each holder of Butterfly capital stock as of any determination time prior to the Effective Time.
“Butterfly Transaction Support Agreement” means the Transaction Support Agreement, dated as of November 19, 2020, by and among Longview, Jonathan M. Rothberg, Ph.D. and certain Butterfly stockholders affiliated with Dr. Rothberg.
“Closing” means the consummation of the Business Combination.
“Closing Date” means the closing date of the Business Combination.
“Code” means the Internal Revenue Code of 1986, as amended.
“Current Charter” means Longview’s amended and restated certificate of incorporation, dated May 20, 2020.
“DGCL” means the General Corporation Law of the State of Delaware.
“DTC” means The Depository Trust Company.
“Effective Time” means, with respect to the Merger, the time on the Closing Date at which the Merger becomes effective.
“Exchange Act” means the Securities Exchange Act of 1934, as amended.
“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.
“Exchange Act” means the Securities Exchange Act of 1934, as amended.
“FASB” means the Financial Accounting Standards Board.
“Forward Purchase” means the purchase of up to an aggregate of 7,500,000 shares of Longview Class A common stock by the Forward Purchasers pursuant to the Amended Forward Purchase Agreement.

“Forward Purchase Shares” means the total maximum of 7,500,000 shares that may be issued in connection with the Forward Purchase.
“Forward Purchasers” means those certain entities affiliated with Glenview and party to the Amended Forward Purchase Agreement.
“Founder shares” means the aggregate of 10,350,000 shares of Longview Class B common stock held by our Sponsor, Westley Moore, Derek Cribbs and Randy Simpson.
“GAAP” means United States generally accepted accounting principles.
“Glenview” means Glenview Capital Management, LLC, an affiliate of the Sponsor.
“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976.
“Initial stockholders” means the Sponsor and Westley Moore, Derek Cribbs and Randy Simpson.
“Investment Company Act” means the Investment Company Act of 1940, as amended.
“Initial public offering” means Longview’s initial public offering, consummated on May 26, 2020, through the sale of an aggregate of 41,400,000 units at $10.00 per unit, including 36,000,000 units on May 26, 2020 plus 4,000,000 additional units on June 9, 2020 and 1,400,000 additional units on June 26, 2020.
“JOBS Act” means the Jumpstart Our Business Startups Act of 2012.
“Longview” means Longview Acquisition Corp., a Delaware corporation (which, as a consequence of the adoption of the Proposed Charter, will be renamed Butterfly Network, Inc.).
“Longview Board” means the board of directors of Longview.
“Longview Class A common stock” means the shares of Class A common stock, par value $0.0001 per share, of Longview.
“Longview Class B common stock” means the shares of Class B common stock, par value $0.0001 per share, of Longview.
“Longview common stock” means, collectively, the Longview Class A common stock and Longview Class B common stock.
“Longview Parties” means, together, Longview and Merger Sub.
“May 2020 Convertible Note Purchase Agreement” means the Convertible Note Purchase Agreement, dated as of May 19, 2020, by and between Butterfly and the investors named therein, pursuant to which Butterfly issued $20.65 million in aggregate principal amount of Butterfly convertible notes.
“Merger” means the merger of Merger Sub with and into Butterfly.
“Merger Sub” means Clay Merger Sub, Inc., a Delaware corporation and wholly owned subsidiary of Longview.
“New Butterfly” means Butterfly Network, Inc., a Delaware corporation (which, prior to the Closing, was known as Longview Acquisition Corp. (“Longview”)).
“New Butterfly Board” means the board of directors of New Butterfly.
“New Butterfly Bylaws” means the bylaws of New Butterfly to be adopted pursuant to the Business Combination Agreement.
“New Butterfly Class A common stock” means the shares of Class A common stock, par value $0.0001 per share, of New Butterfly, which shares have the same economic terms as the shares of New Butterfly Class B common stock, but are only entitled to one (1) vote per share.

“New Butterfly Class B common stock” means the shares of Class B common stock, par value $0.0001 per share, of New Butterfly, which shares have the same economic terms as the shares of New Butterfly Class A common stock, but are entitled to twenty (20) votes per share.
“New Butterfly common stock” means, collectively, the New Butterfly Class A common stock and the New Butterfly Class B common stock.
“New Butterfly Equity Incentive Plan” means the Butterfly Network, Inc. 2020 Equity Incentive Plan, to be approved and adopted by the Longview stockholders pursuant to the Equity Incentive Plan Proposal at the Special Meeting.
“New Butterfly Management” means the management of New Butterfly following the Closing.
“NYSE” means The New York Stock Exchange.
“October 2020 Convertible Note Purchase Agreement” means the Convertible Note Purchase Agreement, dated as of October 30, 2020, by and between Butterfly and the investors named therein, pursuant to which Butterfly issued $29.35 million in aggregate principal amount of Butterfly convertible notes, including $25.1 million in aggregate principal amount of convertible promissory notes issued to certain affiliates of Glenview. On January 15, 2021, certain investment funds managed by Glenview transferred $118,443, $1,184,441, $177,666 and $592,221 aggregate principal amount of Butterfly convertible notes to director nominees Dawn Carfora, John Hammergren, Gianluca Pettiti and S. Louise Phanstiel, respectively. See “Certain Relationships and Related Party Transactions — Butterfly.”
“Okapi” means Okapi Partners LLC, proxy solicitor to Longview.
“PIPE Financing” means the issuance of an aggregate of 17,500,000 shares of Longview Class A common stock pursuant to the Subscription Agreements to the PIPE Investors immediately prior to the Closing, at a purchase price of $10.00 per share.
“PIPE Investors” means the certain institutional investors who are party to the Subscription Agreements.
“Private placement warrants” means the 6,853,333 warrants issued to our Sponsor concurrently with Longview’s initial public offering, each of which is exercisable for one share of Longview Class A common stock.
“Proposed Charter” means the proposed amended and restated certificate of incorporation to be adopted by Longview pursuant to the Charter Amendment Proposal (which, as of and after the Effective Time, will operate as the amended and restated certificate of incorporation of New Butterfly), a copy of which is attached as Annex B to this proxy statement/prospectus.
“Public shares” means shares of Longview Class A common stock included in the units issued in Longview’s initial public offering.
“Public stockholders” means the holders of public shares.
“Public warrants” means the warrants included in the units issued in the initial public offering, each of which is exercisable for one share of Longview Class A common stock, in accordance with its terms.
“Registration Rights Agreement” means the amended and restated registration rights agreement to be entered into as of the Closing by and among New Butterfly, the Sponsor, certain affiliates of the Sponsor, and certain stockholders of Butterfly.
“Required Transaction Proposals” mean, collectively, the Business Combination Proposal, the Charter Amendment Proposal, the NYSE Proposal, and the Equity Incentive Plan Proposal.
“Sarbanes-Oxley Act” means the Sarbanes-Oxley Act of 2002.
“SEC” means the United States Securities and Exchange Commission.
“Securities Act” means the Securities Act of 1933, as amended.

“Sponsor” means Longview Investors LLC, a Delaware limited liability company.
“Special Meeting” means the special meeting of the Longview stockholders to consider matters relating to the Business Combination, to be held at 8:00 a.m., New York City time, on February 12, 2021, in virtual format.
“Subscription Agreements” means the subscription agreements, each dated as of November 19, 2020, by and between Longview and the PIPE Investors, pursuant to which Longview has agreed to issue an aggregate of 17,500,000 shares of Longview Class A common stock to the PIPE Investors immediately prior to the Closing at a purchase price of $10.00 per share.
“Surviving Company” means the surviving corporation, Butterfly, resulting from the Merger.
“Transactions” means the Business Combination, as well as (i) the issuance of 17,500,000 shares of Longview Class A common stock to the PIPE Investors pursuant to the PIPE Financing immediately prior to the Closing, (ii) the issuance of up to 7,500,000 shares of Longview Class A common stock, if any, to the Forward Purchasers pursuant to the Forward Purchase immediately prior to the Closing and (iii) the filing and effectiveness of the Proposed Charter.
“Termination Date” means May 15, 2021.
“Transaction Proposals” mean, collectively with the Required Transaction Proposals, the Director Election Proposal and the Adjournment Proposal.
“Transfer Agent” means Continental Stock Transfer & Trust Company.
“Trust Account” means the Trust Account of Longview that holds the proceeds from Longview’s initial public offering and the private placement of the private placement warrants.
“Trust Agreement” means that certain Investment Management Trust Agreement, dated as of May 20, 2020, between Longview and the Trustee.
“Trustee” means Continental Stock Transfer & Trust Company.
“Units” means the units of Longview, each consisting of one share of Longview Class A common stock and one-third (1/3) of one public warrant of Longview.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS
This proxy statement/prospectus includes forward-looking statements regarding, among other things, the plans, strategies and prospects, both business and financial, of Longview and Butterfly. These statements are based on the beliefs and assumptions of the respective management teams of Longview and Butterfly. Although Longview and Butterfly believe that their respective plans, intentions and expectations reflected in or suggested by these forward-looking statements are reasonable, neither Longview nor Butterfly can assure you that either will achieve or realize these plans, intentions or expectations. Forward-looking statements are inherently subject to risks, uncertainties and assumptions. Generally, statements that are not historical facts, including statements concerning possible or assumed future actions, business strategies, events or results of operations, are forward-looking statements. These statements may be preceded by, followed by or include the words “believes,” “estimates,” “expects,” “projects,” “forecasts,” “may,” “will,” “should,” “seeks,” “plans,” “scheduled,” “anticipates” or “intends” or similar expressions. The forward-looking statements are based on projections prepared by, and are the responsibility of, Butterfly’s management. Forward-looking statements contained in this proxy statement/prospectus include, but are not limited to, statements about:
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the ability of Longview and Butterfly to meet the closing conditions in the Business Combination Agreement, including the receipt of approval by the stockholders of Longview of the Required Transaction Proposals and the availability of an aggregate cash amount of at least $250 million available at Closing from the Trust Account, together with the aggregate gross proceeds from the PIPE Financing and the Forward Purchase;

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the occurrence of any event, change or other circumstances, including the outcome of any legal proceedings that may be instituted against Longview and Butterfly following the announcement of the Business Combination Agreement and the transactions contemplated therein, that could give rise to the termination of the Business Combination Agreement or could otherwise cause the transactions contemplated therein to fail to close;

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the ability to obtain or maintain the listing of New Butterfly Class A common stock on the NYSE, as applicable, following the Business Combination;

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the risk that the proposed Business Combination disrupts current plans and operations of Butterfly as a result of the announcement and consummation of the Business Combination;

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the ability to recognize the anticipated benefits of the Business Combination, which may be affected by, among other things, competition and the ability of New Butterfly to grow and manage growth profitably and retain its key employees;

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costs related to the proposed Business Combination;

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changes in applicable laws or regulations;

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the ability of New Butterfly to raise financing in the future;

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the success, cost and timing of Butterfly’s and New Butterfly’s product development activities;

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the potential attributes and benefits of Butterfly’s and New Butterfly’s products and services;

•
Butterfly’s and New Butterfly’s ability to obtain and maintain regulatory approval for Butterfly’s or New Butterfly’s products, and any related restrictions and limitations of any approved product;

•
Butterfly’s and New Butterfly’s ability to identify, in-license or acquire additional technology;

•
Butterfly’s and New Butterfly’s ability to maintain Butterfly’s existing license, manufacturing and supply agreements;

•
Butterfly’s and New Butterfly’s ability to compete with other companies currently marketing or engaged in the development of ultrasound imaging devices, many of which have greater financial and marketing resources than Butterfly;

•
the size and growth potential of the markets for Butterfly’s and New Butterfly’s products and services, and the ability of each to serve those markets, either alone or in partnership with others;

•
the pricing of Butterfly’s and New Butterfly’s products and services and reimbursement for medical procedures conducted using Butterfly’s and New Butterfly’s products and services;

•
Butterfly’s and New Butterfly’s estimates regarding expenses, future revenue, capital requirements and needs for additional financing;

•
Butterfly’s and New Butterfly’s financial performance;

•
the impact of the COVID-19 pandemic on Butterfly’s and New Butterfly’s business, including on the ability of Longview and Butterfly to consummate the Business Combination; and

•
other factors detailed under the section titled “Risk Factors.”

These and other factors that could cause actual results to differ from those implied by the forward-looking statements in this proxy statement/prospectus are more fully described under the heading “Risk Factors” and elsewhere in this proxy statement/prospectus. The risks described under the heading “Risk Factors” are not exhaustive. Other sections of this proxy statement/prospectus describe additional factors that could adversely affect the business, financial condition or results of operations of Longview and Butterfly prior to the Business Combination, and New Butterfly following the Business Combination. New risk factors emerge from time to time and it is not possible to predict all such risk factors, nor can Longview or Butterfly assess the impact of all such risk factors on the business of Longview and Butterfly prior to the Business Combination, and New Butterfly following the Business Combination, or the extent to which any factor or combination of factors may cause actual results to differ materially from those contained in any forward-looking statements. Forward-looking statements are not guarantees of performance. You should not put undue reliance on these statements, which speak only as of the date hereof. All forward-looking statements attributable to Longview or Butterfly or persons acting on their behalf are expressly qualified in their entirety by the foregoing cautionary statements. Longview and Butterfly prior to the Business Combination, and New Butterfly following the Business Combination, undertake no obligations to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

QUESTIONS AND ANSWERS ABOUT THE BUSINESS COMBINATION AND THE SPECIAL MEETING
The following are answers to certain questions that you may have regarding the Business Combination and the Special Meeting. Longview urges you to read carefully the remainder of this document because the information in this section may not provide all the information that might be important to you in determining how to vote. Additional important information is also contained in the appendices to, and the documents incorporated by reference in, this proxy statement/prospectus.
Q:
Why am I receiving this proxy statement/prospectus?

A:
Longview is proposing to consummate the Business Combination with Butterfly. Longview, Merger Sub and Butterfly have entered into the Business Combination Agreement, the terms of which are described in this proxy statement/prospectus. A copy of the Business Combination Agreement is attached hereto as Annex A. Longview urges its stockholders to read the Business Combination Agreement in its entirety.

The Business Combination Agreement must be approved by the Longview stockholders in accordance with the General Corporation Law of the State of Delaware (the “DGCL”) and the Current Charter. Longview is holding a Special Meeting to obtain that approval. Longview stockholders will also be asked to vote on certain other matters described in this proxy statement/prospectus at the Special Meeting and to approve the adjournment of the Special Meeting, if necessary or appropriate, to solicit additional proxies in the event there are not sufficient votes at the time of the Special Meeting to approve the Business Combination Agreement and thereby approve the Business Combination.
THE VOTE OF LONGVIEW STOCKHOLDERS IS IMPORTANT. LONGVIEW STOCKHOLDERS ARE URGED TO SUBMIT THEIR PROXIES AS SOON AS POSSIBLE AFTER CAREFULLY REVIEWING THIS PROXY STATEMENT/PROSPECTUS AND CAREFULLY CONSIDERING EACH OF THE PROPOSALS BEING PRESENTED AT THE MEETING.
Q:
Why is Longview proposing the Business Combination?

A:
Longview was formed for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or other similar business combination.

Based on its due diligence investigations of Butterfly and the industries in which it operates, including the financial and other information provided by Butterfly in the course of Longview’s due diligence investigations, the Longview Board believes that the Business Combination with Butterfly is in the best interests of Longview and its stockholders and presents an opportunity to increase stockholder value. However, there can be no assurances of this.
Although the Longview Board believes that the Business Combination with Butterfly presents a unique business combination opportunity and is in the best interests of Longview and its stockholders, the Longview Board did consider certain potentially material negative factors in arriving at that conclusion. See “The Business Combination Proposal — Longview’s Board of Directors’ Reasons for the Approval of the Business Combination” for a discussion of the factors considered by the Longview Board in making its decision.
Q:
When and where will the Special Meeting take place?

A:
The Special Meeting will be held on February 12, 2021, at 8:00 a.m. local time, via live webcast at the following address: www.virtualshareholdermeeting.com/LGVW2021SM, or such other date, time and place to which such meeting may be adjourned or postponed, to consider and vote upon the proposals. To participate in the Special Meeting, a Longview stockholder of record will need the 16-digit control number included on their proxy card or instructions that accompanied their proxy materials, if applicable, or to obtain a proxy form from their broker, bank or other nominee. The Longview Special Meeting webcast will begin promptly at 8:00 a.m., New York City time. Longview stockholders are encouraged to access the Longview Special Meeting prior to the start time. If you encounter any difficulties accessing the virtual meeting or during the meeting time, please call the technical support number that will be posted on the virtual meeting login page.
Q:
What matters will be considered at the Special Meeting?

A:
The Longview stockholders will be asked to consider and vote on the following proposals:

•
The Business Combination Proposal, which is a proposal to approve the Business Combination Agreement and approve the Business Combination;

•
The Charter Amendment Proposal, which is a proposal to approve, assuming the Business Combination Proposal is approved and adopted, the Proposed Charter, which will replace the Current Charter, including the proposals to approve, on a non-binding advisory basis and as required by applicable SEC guidance, certain material differences between the Current Charter and the Proposed Charter (the “Advisory Charter Amendment Proposals”);

•
The NYSE Proposal, which is a proposal to approve, assuming the Business Combination Proposal and the Charter Amendment Proposal are approved and adopted, for the purposes of complying with the applicable listing rules of the NYSE, the issuance of (i) up to 7,500,000 shares of Longview Class A common stock, if any, pursuant to the Forward Purchase, (ii) 17,500,000 shares of Longview Class A common stock to the PIPE Investors in the PIPE Financing, plus any additional shares pursuant to Subscription Agreements we may enter into prior to Closing, and (iii) 118,401,695 shares of New Butterfly common stock pursuant to the terms of the Business Combination Agreement, in each case assuming a Closing Date of January 31, 2021;

•
The Director Election Proposal, which is a proposal to approve, assuming the Business Combination Proposal, the Charter Amendment Proposal, the NYSE Proposal and the Equity Incentive Plan Proposal are approved and adopted, the election of seven (7) directors who, upon consummation of the Business Combination, will become the directors of New Butterfly until their respective successors are duly elected and qualified pursuant to the terms of the Proposed Charter;

•
The Equity Incentive Plan Proposal, which is a proposal to approve, assuming the Business Combination Proposal, the Charter Amendment Proposal and the NYSE Proposal are approved and adopted, the New Butterfly Equity Incentive Plan; and

•
The Adjournment Proposal, which is a proposal to approve the adjournment of the Special Meeting to a later date or dates, if necessary, to permit further solicitation and vote of proxies if, based upon the tabulated vote at the time of the Special Meeting, any of the Required Transaction Proposals would not be duly approved and adopted by our stockholders or we determine that one or more of the closing conditions under the Business Combination Agreement is not satisfied or waived.

Q:
Is my vote important?

A:
Yes. The Business Combination cannot be completed unless the Business Combination Proposal receives the affirmative vote of a majority of the votes cast by Longview stockholders present in person (which would include presence at a virtual meeting) or represented by proxy at the Special Meeting and entitled to vote thereon and the other Required Transaction Proposals achieve the necessary vote outlined below. Only Longview stockholders as of the close of business on January 15, 2021, the record date for the Special Meeting, are entitled to vote at the Special Meeting. The Longview Board unanimously recommends that such Longview stockholders vote “FOR” the approval of the Business Combination Proposal, “FOR” the approval of the Charter Amendment Proposal, including, on an advisory basis, the Advisory Charter Amendment Proposals, “FOR” the approval of the NYSE Proposal, “FOR” the election of each of the director nominees in the Director Election Proposal, “FOR” the approval of the Equity Incentive Plan Proposal and “FOR” the approval of the Adjournment Proposal.

Q:
If my shares are held in “street name” by my bank, brokerage firm or other nominee, will my bank, brokerage firm or other nominee automatically vote those shares for me?

A:
No. If your shares are held in a stock brokerage account or by a bank or other nominee, you are considered the “beneficial holder” of the shares held for you in what is known as “street name.” If this is the case, this proxy statement/prospectus may have been forwarded to you by your brokerage firm, bank or other nominee, or its agent. As the beneficial holder, you also have the right to direct your broker, bank or other nominee as to how to vote your shares. If you do not provide voting instructions to your broker on a particular proposal on which your broker does not have discretionary authority to vote, your shares will not be voted on that proposal. This is called a “broker non-vote.” Abstentions and broker non-votes, while considered present for the purposes of establishing a quorum, will not count as votes cast at the Special Meeting. If you decide to vote, you should provide instructions to your broker, bank or other nominee on how to vote in accordance with the information and procedures provided to you by your broker, bank or other nominee. Alternatively, you may vote by telephone or over the Internet as instructed by your broker, bank or other nominee. “Street name” stockholders who wish to vote at the Special Meeting will need the 16-digit meeting control number included on the instructions that accompanied your proxy materials, if applicable, or to obtain a proxy form from your broker, bank or other nominee.
Q:
What Longview stockholder vote is required for the approval of each proposal brought before the Special Meeting? What will happen if I fail to vote or abstain from voting on each proposal?

A:
The Business Combination Proposal.   Approval of the Business Combination Proposal requires the affirmative vote of a majority of the votes cast by Longview stockholders present in person (which would include presence at a virtual meeting) or represented by proxy at the Special Meeting and entitled to vote thereon. In connection with our initial public offering, our initial stockholders and our other directors and officers at the time of our initial public offering entered into a letter agreement to vote their founder shares and any public shares acquired by them during or after the initial public offering in favor of the Business Combination Proposal and the other Transaction Proposals being presented at the Special Meeting, all of which are unanimously recommended by the Longview Board. The shares held by our Sponsor, our other initial stockholders and our other directors and officers that are obligated to vote in favor of the Business Combination represent approximately 20% of the voting power of Longview. Because the Business Combination only requires a majority of the votes cast at the Special Meeting in order to be approved and because a quorum will exist at the Special Meeting if the holders of shares of outstanding capital stock of Longview representing a majority of the voting power of all outstanding shares of capital stock of Longview entitled to vote at the Special Meeting as of the record date are present, the Business Combination could be approved by the additional affirmative vote of shares representing as little as 30.1% of the outstanding shares. Abstentions and broker non-votes have no effect on the outcome of the proposal.

The Charter Amendment Proposal.   Approval of the Charter Amendment Proposal requires the affirmative vote of the holders of (i) at least a majority of the outstanding shares of Longview Class B common stock, voting separately as a single class, and (ii) a majority of the outstanding shares of Longview common stock entitled to vote thereon, voting together as a single class. Abstentions and broker non-votes will be treated as votes against this proposal.
The Advisory Charter Amendment Proposals.   Approval of each of the Advisory Charter Amendment Proposals, each of which is a non-binding vote, requires the affirmative vote of a majority of the votes cast by the Longview stockholders present in person (which would include presence at a virtual meeting) or represented by proxy at the Special Meeting and entitled to vote thereon. Abstentions and broker non-votes have no effect on the outcome of the proposal.
The NYSE Proposal.   Approval of the NYSE Proposal requires the affirmative vote of a majority of the votes cast by Longview stockholders present in person (which would include presence at a virtual meeting) or represented by proxy at the Special Meeting and entitled to vote thereon. The failure to vote and broker non-votes have no effect on the outcome of the proposal. However, the NYSE considers abstentions as “votes cast” and, therefore, abstentions will have the same effect as votes against this proposal.
The Director Election Proposal.   The approval of the election of each director nominee pursuant to the Director Election Proposal requires the affirmative vote of a plurality of the votes cast by Longview stockholders present in person (which would include presence at a virtual meeting) or represented by proxy at the Special Meeting and entitled to vote thereon. “Plurality” means that the individuals who receive the largest number of votes cast “FOR” are elected as directors. Consequently, any shares not voted “FOR” a particular nominee (whether as a result of an abstention, a failure to submit a vote or a broker non-vote) will not be counted in the nominee’s favor and will have no effect on the Director Election Proposal.
The Equity Incentive Plan Proposal.   Approval of the Equity Incentive Plan Proposal requires the affirmative vote of a majority of the votes cast by Longview stockholders present in person (which would include presence at a virtual meeting) or represented by proxy at the Special Meeting and entitled to vote thereon. The failure to vote and broker non-votes have no effect on the outcome of the proposal. However, the NYSE considers abstentions as “votes cast” and, therefore, abstentions will have the same effect as votes against this proposal.
The Adjournment Proposal.   Approval of the Adjournment Proposal requires the affirmative vote of a majority of the votes cast by Longview stockholders present in person (which would include presence at a virtual meeting) or represented by proxy at the Special Meeting and entitled to vote thereon. The failure to vote, abstentions and broker non-votes have no effect on the outcome of the proposal.
Q:
What will Butterfly’s equity holders receive in connection with the Business Combination?

A:
As a consequence of the Merger, at the Effective Time, (i) each share of Butterfly capital stock (other than the Butterfly Series A preferred stock) that is issued and outstanding immediately prior to the Effective Time will become the right to receive 1.0383 shares of New Butterfly Class A common stock, rounded down to the nearest whole number of shares; (ii) each share of Butterfly Series A preferred stock that is issued and outstanding immediately prior to the Effective Time will become the right to receive 1.0383 shares of New Butterfly Class B common stock, rounded down to the nearest whole number of shares; (iii) each option to purchase shares of Butterfly common stock, whether vested or unvested, that is outstanding and unexercised as of immediately prior to the Effective Time will be assumed by New Butterfly and will automatically become an option (vested or unvested, as applicable) to purchase a number of shares of New Butterfly Class A common stock equal to the number of shares of Butterfly common stock subject to such option immediately prior to the Effective Time multiplied by 1.0383, rounded down to the nearest whole number of shares, at an exercise price per share equal to the exercise price per share of such option immediately prior to the Effective Time divided by 1.0383 and rounded up to the nearest whole cent; (iv) each Butterfly restricted stock unit outstanding immediately prior to the Effective Time will be assumed by New Butterfly and will automatically become a restricted stock unit with respect to a number of shares of New Butterfly Class A common stock, rounded to the nearest whole share, equal to the number of shares of Butterfly common stock subject to such Butterfly restricted stock unit immediately prior to the Effective Time multiplied by 1.0383; and (v) the principal amount plus accrued but unpaid interest, if any, on the Butterfly convertible notes outstanding as of immediately prior to the Effective Time will be automatically canceled and converted into the right to receive shares of New Butterfly Class A common stock, with such shares of New Butterfly Class A common stock calculated by dividing the outstanding principal plus accrued but unpaid interest, if any, of each Butterfly convertible note by $10.00, rounded down to the nearest whole number of shares.

New Butterfly Class B common stock will have the same economic terms as New Butterfly Class A common stock, but New Butterfly Class B common stock will have twenty (20) votes per share. The New Butterfly Class B common stock will be subject to a “sunset” provision if Dr. Rothberg and other permitted holders of New Butterfly Class B common stock collectively cease to beneficially own at least twenty percent (20%) of the number of shares of New Butterfly Class B common stock (as such number of shares is equitably adjusted in respect of any reclassification, stock dividend, subdivision, combination or recapitalization of the New Butterfly Class B common stock) collectively held by Dr. Rothberg and permitted transferees of New Butterfly Class B common stock as of the Effective Time.

Q:
What equity stake will current Longview stockholders and Butterfly stockholders hold in New Butterfly immediately after the consummation of the Business Combination?

A:
It is anticipated that, upon completion of the Business Combination, based on an assumed Closing Date of January 31, 2021, the ownership interests in New Butterfly will be as set forth in the table below:

	Assuming No Redemptions of Public Shares	Percentage	Assuming Maximum Redemptions of Public Shares	Percentage
Butterfly stockholders	118,401,695	63%	118,401,695	77%
Public Stockholders	41,400,000	22%	—(1)	—
PIPE Investors	17,500,000	9%	17,500,000	11%
Forward Purchasers	—	—	7,500,000	5%
Initial Stockholders	10,350,000	6%	10,350,000	7%
	187,651,695	100%	153,751,695	100%

(1)
Assumes that all holders of public shares exercise their redemption rights in connection with the Business Combination.

The ownership percentages set forth above are not indicative of voting percentages and do not take into account (a) public warrants and private placement warrants that will remain outstanding immediately following the Business Combination and may be exercised thereafter (commencing the later of 30 days after the Closing of the Business Combination and 12 months from the closing of our initial public offering, which occurred on May 26, 2020) or (b) the issuance of any shares upon completion of the Business Combination under the New Butterfly Equity Incentive Plan, a copy of which is attached to this proxy statement/prospectus as Annex D. If the actual facts are different than the assumptions set forth above, the percentage ownership numbers set forth above will be different.
For more information, please see the section titled “Unaudited Pro Forma Condensed Combined Financial Information.”
In addition, there are currently outstanding an aggregate of 20,653,333 warrants to acquire shares of Longview Class A common stock, which comprise 6,853,333 private placement warrants held by our Sponsor and 13,800,000 public warrants. Each of our outstanding whole warrants is exercisable commencing the later of 30 days following the Closing and 12 months from the closing of our initial public offering, which occurred on May 26, 2020, for one share of Class A common stock and, following the consummation of the Business Combination, will entitle the holder thereof to purchase one share of New Butterfly Class A common stock in accordance with its terms. Therefore, as of the date of this proxy statement/prospectus, if we assume that each outstanding whole warrant is exercised for cash and one share of New Butterfly Class A common stock is issued as a result of such exercise, with payment to New Butterfly of the exercise price of $11.50 per whole warrant for one whole share, our fully-diluted share capital would increase by a total of 20,653,333 shares, with approximately $237.5 million paid to exercise the warrants.
Furthermore, as a result of adopting the Proposed Charter, we will adopt a dual class stock structure and Dr. Rothberg will receive shares of New Butterfly Class B common stock, which will have 20 to 1 voting rights as compared to the shares of New Butterfly Class A common stock, such that as of immediately following the completion of the Business Combination, Dr. Rothberg will have over 76.6% of the voting power of the issued and outstanding capital stock of New Butterfly. Thus, Dr. Rothberg will control New Butterfly.

Q:
What voting power will current Longview stockholders, Dr. Rothberg and other Butterfly stockholders hold in New Butterfly immediately after the consummation of the Business Combination?

A:
It is anticipated that, upon completion of the Business Combination, based on an assumed Closing Date of January 31, 2021, the voting power in New Butterfly will be as set forth in the table below (which was, except as noted below, prepared using the same assumptions as the immediately preceding table):

	Assuming No Redemptions of Public Shares	Assuming Maximum Redemptions of Public Shares
Entities controlled by Jonathan M. Rothberg, Ph.D.	76.6%	80.6%
Other Butterfly Stockholders	13.3%	14.0%
Public Stockholders	6.0%	—
PIPE Investors	2.5%	2.7%
Forward Purchasers	—	1.1%
Initial Stockholders	1.5%	1.6%
Total	100%	100%

Q:
What happens to the funds deposited in the Trust Account after consummation of the Business Combination?

A:
A total of $414 million, including approximately $14.49 million of underwriters’ deferred discount and approximately $10.3 million of the proceeds of the sale of the private placement warrants, was placed in the Trust Account and is maintained by Continental Stock Transfer & Trust Company, acting as trustee. As of September 30, 2020, there were investments and cash held in the Trust Account of $414,222,151. These funds will not be released until the earlier of Closing or the redemption of our public shares if we are unable to complete an initial business combination by May 26, 2022, although we may withdraw the interest earned on the funds held in the Trust Account to pay franchise and income taxes. Upon the Closing of the Business Combination, the funds remaining in the Trust Account will be released and, together with the proceeds of the PIPE Financing and the Forward Purchase, if any, will remain on the balance sheet of New Butterfly.

Q:
What happens if a substantial number of the public stockholders vote in favor of the Business Combination Proposal and exercise their redemption right?

A:
Longview stockholders who vote in favor of the Business Combination may also nevertheless exercise their redemption rights. Accordingly, the Business Combination may be consummated even though the funds available from the Trust Account and the number of public stockholders are reduced as a result of redemptions by public stockholders. The consummation of the Business Combination is conditioned upon, among other things, Longview having an aggregate cash amount of at least $250 million available at Closing from the Trust Account, together with the aggregate cash proceeds actually received by Longview with respect to the PIPE Financing and the aggregate cash proceeds, if any, actually received by Longview with respect to the Forward Purchase (the “Aggregate Transaction Proceeds,” and such condition to the consummation of the Business Combination, the “Aggregate Transaction Proceeds Condition” (though this condition may be waived by Butterfly)). In addition, with fewer public shares and public stockholders, the trading market for New Butterfly Class A common stock may be less liquid than the trading market for Longview Class A common stock was prior to consummation of the Business Combination and New Butterfly may not be able to meet the listing standards for the NYSE or another national securities exchange. In addition, with less funds available from the Trust Account, the working capital infusion from the Trust Account into New Butterfly’s business will be reduced. As a result, the proceeds will be greater in the event that no public stockholders exercise redemption rights with respect to their public shares for a pro rata portion of the Trust Account as opposed to the scenario in which Longview’s public stockholders exercise the maximum allowed redemption rights.

Q:
What amendments will be made to the Current Charter?

A:
We are asking Longview stockholders to approve the Proposed Charter that will be effective upon the consummation of the Business Combination. The Proposed Charter provides for various changes that the Longview Board believes are necessary to address the needs of the post-combination company, including, among other things: (i) the change of Longview’s name to “Butterfly Network, Inc.”; (ii) the increase of the total number of authorized shares of all classes of capital stock, par value of $0.0001 per share, from 221,000,000 shares to 628,000,000 shares, consisting of 627,000,000 shares of common stock, including 600,000,000 shares of Class A common stock, par value $0.0001 per share, 27,000,000 shares of Class B common stock, par value $0.0001 per share, and 1,000,000 shares of preferred stock, par value $0.0001 per share; (iii) the establishment of 20:1 voting rights with respect to shares of New Butterfly Class B common stock, as described herein and in the Proposed Charter; (iv) eliminating stockholders’ ability to act by written consent in lieu of a meeting in the event that Dr. Rothberg and permitted transferees of Class B common stock beneficially own less than 50% of the voting power of the capital stock of New Butterfly; (v) changes to the required vote to amend the charter and bylaws; and (vi) the elimination of certain provisions specific to Longview’s status as a blank check company.

Pursuant to Delaware law and the Current Charter, Longview is required to submit the Charter Amendment Proposal to Longview’s stockholders for approval. For additional information, see the section titled “The Charter Amendment Proposal.”
Q:
What material negative factors did the Longview Board consider in connection with the Business Combination?

A:
Although the Longview Board believes that the acquisition of Butterfly will provide Longview’s stockholders with an opportunity to participate in a business combination with Butterfly, an innovative digital health business that is commercializing a hand-held ultrasound imaging device, based on its novel technology and with significant growth potential, the Longview Board did consider certain potentially material negative factors in arriving at that conclusion, such as the risk that Butterfly would not be able to achieve its growth projections, that Longview stockholders would not approve the Business Combination and the risk that significant numbers of Longview stockholders would exercise their redemption rights. In addition, during the course of Longview management’s evaluation of Butterfly’s operating business and its public company potential, management conducted detailed due diligence on certain potential challenges. Some factors that both Longview management and the Longview Board considered were (i) competition in the marketplace for handheld ultrasound devices and Butterfly’s product pipeline, (ii) the ability of Butterfly to sell into large enterprises and the associated integration challenges within that market, (iii) the fact that some key executives only recently joined Butterfly and the ability of Butterfly to adequately staff for the needs of a public company on the relevant timeline and (iv) the ability of Butterfly to meet its financial projections and other financial and operating metrics. The Longview Board also weighed the risk around the dual-class structure with “super-voting” rights for Dr. Rothberg, including its impact on index inclusion, the ability of certain investors to invest in Butterfly due to corporate governance guidelines and the trading multiples of other companies with a similar voting structure. These factors are discussed in greater detail in the section titled “The Business Combination Proposal — Longview’s Board of Directors’ Reasons for the Approval of the Business Combination,” as well as in the section titled “Risk Factors — Risk Factors Relating to Longview and the Business Combination.”

Q:
Do I have redemption rights?

A:
If you are a public stockholder, you have the right to request that Longview redeem all or a portion of your public shares for cash, provided that you follow the procedures and deadlines described elsewhere in this proxy statement/prospectus under the heading “The Special Meeting — Redemption Rights.” Public stockholders may elect to redeem all or a portion of their public shares even if they vote for the Business Combination Proposal. We sometimes refer to these rights to elect to redeem all or a portion of the public shares into a pro rata portion of the cash held in the Trust Account as “redemption rights.” If you wish to exercise your redemption rights, please see the answer to the question: “How do I exercise my redemption rights?”

Notwithstanding the foregoing, a public stockholder, together with any affiliate of such public stockholder or any other person with whom such public stockholder is acting in concert or as a “group” (as defined in Section 13(d)(3) of the Exchange Act), will be restricted from redeeming its public shares with respect to more than an aggregate of 15% of the public shares. Accordingly, if a public stockholder, alone or acting in concert or as a group, seeks to redeem more than 15% of the public shares, then any such shares in excess of that 15% limit would not be redeemed for cash.
Q:
How do I exercise my redemption rights?

A:
If you are a public stockholder and wish to exercise your right to redeem your public shares, you must:

(i)
(a) hold public shares or (b) hold public shares through units and elect to separate your units into the underlying public shares and public warrants prior to exercising your redemption rights with respect to the public shares; and

(ii)
prior to 5:00 p.m., New York City time, on February 10, 2021, (a) submit a written request to Continental Stock Transfer & Trust Company, Longview’s transfer agent (the “Transfer Agent”) that Longview redeem your public shares for cash and (b) deliver your public shares to the Transfer Agent, physically or electronically through The Depository Trust Company (“DTC”).

The address of the Transfer Agent is listed under the question “Whom do I call if I have questions about the Special Meeting or the Business Combination?” below.
Holders of units must elect to separate the underlying public shares and public warrants prior to exercising redemption rights with respect to the public shares. If holders hold their units in an account at a brokerage firm or bank, holders must notify their broker or bank that they elect to separate the units into the underlying public shares and public warrants, or if a holder holds units registered in its own name, the holder must contact the Transfer Agent directly and instruct them to do so.
Any public stockholder will be entitled to request that their public shares be redeemed for a per share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest earned on the funds held in the Trust Account and not previously released to us to pay our franchise and income taxes, divided by the number of then outstanding public shares. For illustrative purposes, as of September 30, 2020, this would have amounted to approximately $10.01 per public share. However, the proceeds deposited in the Trust Account could become subject to the claims of our creditors, if any, which could have priority over the claims of our public stockholders, regardless of whether such public stockholders vote for or against the Business Combination Proposal. Therefore, the per share distribution from the Trust Account in such a situation may be less than originally anticipated due to such claims. Your vote on any proposal other than the Business Combination Proposal will have no impact on the amount you will receive upon exercise of your redemption rights. It is anticipated that the funds to be distributed to public stockholders electing to redeem their public shares will be distributed promptly after the consummation of the Business Combination.
If you are a holder of public shares, you may exercise your redemption rights by submitting your request in writing to the Transfer Agent at the address listed under the question “Whom do I call if I have questions about the Special Meeting or the Business Combination?” below.
Any request for redemption, once made by a holder of public shares, may be withdrawn at any time up to the deadline for submitting redemption requests, which is 5:00 p.m. on February 10, 2021 (two business days prior to the date of the Special Meeting), and thereafter, with our consent, until the Closing. If you deliver your shares for redemption to the Transfer Agent and later decide prior to the deadline for submitting redemption requests not to elect redemption, you may request that Longview instruct the Transfer Agent to return the shares to you (physically or electronically). You may make such request by contacting the Transfer Agent at the telephone number or address listed at the end of this section.
Any corrected or changed written exercise of redemption rights must be received by Longview’s Corporate Secretary prior to the deadline for submitting redemption requests. No request for redemption will be honored unless the holder’s stock has been delivered (either physically or electronically) to the Transfer Agent by 5:00 p.m., New York City time, on February 10, 2021.
If you are a holder of public shares and you exercise your redemption rights, it will not result in the loss of any Longview warrants that you may hold.
Q:
If I am a holder of units, can I exercise redemption rights with respect to my units?

A:
No. Holders of outstanding units must first elect to separate the units into the underlying public shares and public warrants prior to exercising redemption rights with respect to the public shares. If you hold your units in an account at a brokerage firm or bank, you must notify your broker or bank that you elect to separate the units into the underlying public shares and public warrants, or if you hold units registered in your own name, you must contact the Transfer Agent directly and instruct them to do so. If you fail to cause your units to be separated and delivered to the Transfer Agent by 5:00 p.m., New York City time, on February 10, 2021, you will not be able to exercise your redemption rights with respect to your public shares.

Q:
What are the U.S. federal income tax consequences of exercising my redemption rights?

A:
The U.S. federal income tax consequences of exercising your redemption rights depend on your particular facts and circumstances. It is possible that you may be treated as selling your public shares for cash and, as a result, recognize capital gain or capital loss. It is also possible that the redemption may be treated as a distribution for U.S. federal income tax purposes depending on the amount of public shares that you own or are deemed to own (including through the ownership of New Butterfly warrants). For a more complete discussion of the U.S. federal income tax considerations of an exercise of redemption rights, see “Certain Material U.S. Federal Income Tax Considerations.”

THE TAX CONSEQUENCES OF EXERCISING YOUR REDEMPTION RIGHTS WILL DEPEND ON THE FACTS OF YOUR OWN SITUATION. YOU SHOULD CONSULT YOUR OWN TAX ADVISOR AS TO THE SPECIFIC TAX CONSEQUENCES OF THE EXERCISE OF REDEMPTION RIGHTS TO YOU IN YOUR PARTICULAR CIRCUMSTANCES.
Q:
How does the Longview Board recommend that I vote?

A:
The Longview Board recommends that the Longview stockholders vote “FOR” the approval of the Business Combination Proposal, “FOR” the approval of the Charter Amendment Proposal, including the Advisory Charter Amendment Proposals, “FOR” the approval of the NYSE Proposal, “FOR” the election of each of the director nominees in the Director Election Proposal, “FOR” the approval of the Equity Incentive Plan Proposal and “FOR” the approval of the Adjournment Proposal. For more information regarding how the Longview Board recommends that Longview stockholders vote, see the section titled “The Business Combination Proposal — Longview’s Board of Directors’ Reasons for the Approval of the Business Combination.”

Q:
How do our Sponsor and the other initial stockholders intend to vote their shares?

A:
In connection with our initial public offering, our initial stockholders and our other directors and officers at the time of our initial public offering entered into a letter agreement to vote their founder shares, as well as any public shares purchased by them during or after our initial public offering, in favor of the Business Combination Proposal and the other Transaction Proposals, all of which are unanimously recommended by the Longview Board, being presented at the Special Meeting. These stockholders collectively own approximately 20% of our issued and outstanding shares of common stock. Accordingly, if all of our outstanding shares were to be voted, we would need the affirmative vote of an additional approximately 30.1% of our outstanding shares to approve the Business Combination.

Q:
May our Sponsor and the other initial stockholders purchase public shares or warrants prior to the Special Meeting?

A:
At any time prior to the Special Meeting, during a period when they are not then aware of any material nonpublic information regarding Longview or its securities, the initial stockholders, Butterfly and/or its affiliates may purchase shares and/or warrants from investors, or they may enter into transactions with such investors and others to provide them with incentives to acquire public shares, vote their public shares in favor of the Business Combination Proposal or not redeem their public shares. The purpose of any such transaction could be to (i) vote such shares in favor of the Business Combination and thereby increase the likelihood of obtaining stockholder approval of the Business Combination, (ii) increase the likelihood that the Aggregate Transaction Proceeds Condition is satisfied, or (iii) reduce the number of public warrants outstanding or to vote such warrants on any matters submitted to the warrant holders for approval in connection with the Business Combination. Any such stock purchases and other transactions may thereby increase the likelihood of obtaining stockholder approval of the Business Combination. This may result in the completion of the Business Combination in a way that may not otherwise have been possible. While the exact nature of any such incentives has not been determined as of the date of this proxy statement/prospectus, they might include, without limitation, arrangements to protect such investors or holders against potential loss in value of their shares, including the granting of put options and the transfer to such investors or holders of shares or rights owned by Longview’s initial stockholders for nominal value.
Entering into any such arrangements may have a depressive effect on public shares. For example, as a result of these arrangements, an investor or holder may have the ability to effectively purchase shares at a price lower than market and may therefore be more likely to sell the shares it owns, either prior to or immediately after the Special Meeting.
If such transactions are effected, the consequence could be to cause the Business Combination to be approved in circumstances where such approval could not otherwise be obtained. Purchases of public shares by the persons described above would allow them to exert more influence over the approval of the proposals to be presented at the Special Meeting and would likely increase the chances that such proposals would be approved.
Q:
Who is entitled to vote at the Special Meeting?

A:
The Longview Board has fixed January 15, 2021 as the record date for the Special Meeting. All holders of record of Longview common stock as of the close of business on the record date are entitled to receive notice of, and to vote at, the Special Meeting, provided that those shares remain outstanding on the date of the Special Meeting. Physical attendance at the Special Meeting is not required to vote. See the question “How can I vote my shares without attending the Special Meeting?” below for instructions on how to vote your Longview common stock without attending the Special Meeting.

Q:
How many votes do I have?

A:
Each Longview stockholder of record is entitled to one vote for each share of Longview common stock held by such holder as of the close of business on the record date. As of the close of business on January 15, 2021, the record date for the Special Meeting, there were 51,750,000 outstanding shares of Longview common stock, of which 41,400,000 are shares of Longview Class A common stock and 10,350,000 are shares of Longview Class B common stock held by our Sponsor and the other initial stockholders.

Q:
What constitutes a quorum for the Special Meeting?

A:
A quorum is the minimum number of stockholders necessary to hold a valid meeting.

A quorum will exist at the Special Meeting with respect to each matter to be considered at the Special Meeting if the holders of shares of outstanding Longview common stock representing a majority of the voting power of all outstanding shares of capital stock of Longview entitled to vote at the Special Meeting as of the record date are present in person (which would include presence at a virtual meeting) or represented by proxy at the Special Meeting. All shares represented by proxy are counted as present for purposes of establishing a quorum.
Q:
What is Butterfly?

A:
Butterfly Network, Inc. is an innovative digital health business with a mission of democratizing healthcare by making medical imaging accessible to everyone around the world. Powered by Butterfly’s proprietary Ultrasound-on-Chip™ technology, Butterfly’s solution addresses the needs of point of care imaging with a unique combination of software and hardware technology. Butterfly iQ, followed by Butterfly’s recently launched Butterfly iQ+, is Butterfly’s first product powered by Butterfly’s Ultrasound-on-Chip™, and is the only ultrasound transducer that can perform “whole-body imaging” in a single handheld probe using semiconductor technology. Butterfly’s Ultrasound-on-Chip™ reduces the cost of manufacturing, while Butterfly’s software is intended to make the product easy to use and fully integrated with the clinical workflow, accessible on a user’s smartphone, tablet, and almost any hospital computer system connected to the Internet. Through Butterfly’s portable proprietary, handheld solution, protected by a robust intellectual property portfolio and empowered by its proprietary software and Artificial Intelligence, Butterfly aims to enable earlier detection throughout the body and remote management of health conditions around the world.
Q:
What will happen to my shares of Longview common stock as a result of the Business Combination?

A:
If the Business Combination is completed, each share of Longview Class B common stock that is issued and outstanding as of immediately prior to the Effective Time will be converted, on a one-for-one basis, into a share of New Butterfly Class A common stock. The Business Combination will have no effect on Longview Class A common stock that is issued and outstanding as of immediately prior to the Effective Time, which will continue to remain outstanding. See the section titled “The Business Combination Proposal — Consideration to the Butterfly Stockholders.”

Q:
Where will the New Butterfly Class A common stock that Longview stockholders receive in the Business Combination be publicly traded?

A:
Assuming the Business Combination is completed, the shares of New Butterfly Class A common stock (including the shares of New Butterfly Class A common stock issued in connection with the Business Combination) will be listed and traded on the NYSE under the ticker symbol “BFLY” and the public warrants will be listed and traded on the NYSE under the ticker symbol “BFLY WS.”

Q:
What happens if the Business Combination is not completed?

A:
If the Business Combination Agreement is not approved by the Longview stockholders or if the Business Combination is not completed for any other reason by May 15, 2021, then we will seek to consummate an alternative initial business combination prior to May 26, 2022. If we do not consummate an initial business combination by May 26, 2022, we will cease all operations except for the purpose of winding up and redeem our public shares and liquidate the Trust Account, in which case our public stockholders may only receive approximately $10.00 per share and our warrants will expire worthless.

Q:
How can I attend and vote my shares at the Special Meeting?

A:
Shares of Longview common stock held directly in your name as the stockholder of record of such shares as of the close of business on January 15, 2021, the record date, may be voted electronically at the Special Meeting. If you choose to attend the Special Meeting, you will need to visit www.virtualshareholdermeeting.com/LGVW2021SM and enter the control number found on your proxy card, voting instruction form or notice you previously received. You may vote during the Special Meeting by following instructions available on the meeting website during the meeting. The Special Meeting starts at 8:00 a.m., New York City time. We encourage you to allow ample time for online check-in, which will open at 7:45 a.m., New York City time. Please have your 16-digit control number to join the Special Meeting webcast. Instructions on who can attend and participate via the Internet, including how to demonstrate proof of stock ownership, are posted at www.proxyvote.com.

Q:
How can I vote my shares without attending the Special Meeting?

A:
If you are a stockholder of record of Longview as of the close of business on January 15, 2021, the record date, you may submit your proxy before the Special Meeting in any of the following ways, if available:

•
Vote by Mail: by signing, dating and returning the enclosed proxy card;

•
Vote by Internet: visit http://www.proxyvote.com, 24 hours a day, seven days a week, until 11:59 p.m. New York City time on February 11, 2021 (have your proxy card in hand when you visit the website);

•
Vote by Phone: by calling toll-free (within the U.S. or Canada) 1-800-690-6903, until 11:59 p.m. New York City time on February 11, 2021 (have your proxy card in hand when you call); or

•
Vote at the Special Meeting: by casting your vote at the Special Meeting via the Special Meeting website. Any stockholder of record as of the close of business on January 15, 2021, the record date, can attend the Special Meeting webcast by visiting www.virtualshareholdermeeting.com/LGVW2021SM, where such stockholders may vote during the Special Meeting. The Special Meeting starts at 8:00 a.m., New York City time. We encourage you to allow ample time for online check-in, which will open at 7:45 a.m., New York City time. Please have your 16-digit control number to join the Special Meeting webcast.

If your shares are held in “street name” through a broker, bank or other nominee, your broker, bank or other nominee will send you separate instructions describing the procedure for voting your shares. Simply complete, sign and date your voting instruction card and return it in the postage-paid envelope provided to ensure that your vote is counted. Alternatively, you may vote by telephone or over the Internet as instructed by your broker, bank or other nominee. “Street name” stockholders who wish to vote at the Special Meeting will need the 16-digit control number included on the instructions that accompanied your proxy materials, if applicable, or to obtain a proxy form from your broker, bank or other nominee.
Q:
What is a proxy?

A:
A proxy is a legal designation of another person to vote the stock you own. If you are a stockholder of record of Longview common stock as of the close of business on the record date, and you vote by telephone, by Internet or by signing, dating and returning your proxy card in the enclosed postage-paid envelope, you designate two of Longview’s officers as your proxies at the Special Meeting, each with full power to act without the other and with full power of substitution. These two officers are John Rodin and Mark Horowitz.

Q:
What is the difference between holding shares as a stockholder of record and as a beneficial owner?

A:
If your shares of Longview common stock are registered directly in your name with the Transfer Agent, you are considered the stockholder of record with respect to those shares, and access to proxy materials is being provided directly to you. If your shares are held in a stock brokerage account or by a bank or other nominee, then you are considered the beneficial owner of those shares, which are considered to be held in street name. Access to proxy materials is being provided to you by your broker, bank or other nominee who is considered the stockholder of record with respect to those shares.

Direct holders (stockholders of record).   For shares of Longview common stock held directly by you, please complete, sign, date and return each proxy card (or cast your vote by telephone or Internet as provided on each proxy card) or otherwise follow the voting instructions provided in this proxy statement/prospectus in order to ensure that all of your shares of Longview common stock are voted.
Shares in “street name.”   For Longview common stock held in “street name” through a bank, brokerage firm or other nominee, you should follow the procedures provided by your bank, brokerage firm or other nominee to vote your shares.
Q:
If a Longview stockholder gives a proxy, how will the Longview common stock covered by the proxy be voted?

A:
If you provide a proxy by returning the applicable enclosed proxy card, the individuals named on the enclosed proxy card will vote your Longview common stock in the way that you indicate when providing your proxy in respect of the Longview common stock you hold. When completing the proxy card, you may specify whether your Longview common stock should be voted FOR or AGAINST, or should be abstained from voting on, all, some or none of the specific items of business to come before the Special Meeting.

Q:
How will my Longview common stock be voted if I return a blank proxy?

A:
If you sign, date and return your proxy and do not indicate how you want your Longview common stock to be voted, then your Longview common stock will be voted “FOR” the approval of the Business

Combination Proposal, “FOR” the approval of the Charter Amendment Proposal, including the Advisory Charter Amendment Proposals, “FOR” the approval of the NYSE Proposal, “FOR” the election of each of the director nominees in the Director Election Proposal, “FOR” the approval of the Equity Incentive Plan Proposal and “FOR” the approval of the Adjournment Proposal.
Q:
Can I change my vote after I have submitted my proxy?

A:
Yes. If you are a stockholder of record of Longview common stock as of the close of business on the record date, you can change or revoke your proxy before it is voted at the meeting in one of the following ways:

•
submit a new proxy card bearing a later date;

•
give written notice of your revocation to Longview’s Corporate Secretary, which notice must be received by Longview’s Corporate Secretary prior to the vote at the Special Meeting; or

•
vote electronically at the Special Meeting by visiting www.virtualshareholdermeeting.com/LGVW2021SM and entering the control number found on your proxy card, voting instruction form or notice you previously received. Please note that your attendance at the Special Meeting will not alone serve to revoke your proxy.

Any proxy that you submitted may also be revoked by submitting a new proxy by mail, or online or by telephone, not later than 11:59 p.m. New York City time on February 11, 2021. If your shares are held in “street name” by your broker, bank or another nominee as of the close of business on the record date, you must follow the instructions of your broker, bank or other nominee to revoke or change your voting instructions.
Q:
Where can I find the voting results of the Special Meeting?

A:
The preliminary voting results are expected to be announced at the Special Meeting. In addition, within four business days following certification of the final voting results, Longview will file the final voting results of its Special Meeting with the SEC in a Current Report on Form 8-K.

Q:
Are Longview stockholders able to exercise dissenters’ rights or appraisal rights with respect to the matters being voted upon at the Special Meeting?

A:
No. Longview stockholders are not entitled to exercise dissenters’ rights or appraisal rights under Delaware law in connection with the Business Combination. Dissenters’ rights or appraisal rights are unavailable under Delaware law in connection with the Business Combination to holders of Longview Class A common stock because it is currently listed on a national securities exchange and such holders are not required to receive any consideration (other than continuing to hold their shares of Longview Class A common stock). Holders of Longview Class A common stock may vote against the Business Combination Proposal or redeem their shares of Longview Class A common stock if they are not in favor of the approval of the Business Combination Agreement or the Business Combination. Dissenters’ rights or appraisal rights are unavailable under Delaware law in connection with the Business Combination to holders of Longview Class B common stock because they have agreed to vote in favor of the Business Combination.

Q:
Are there any risks that I should consider as a Longview stockholder in deciding how to vote or whether to exercise my redemption rights?

A:
Yes. You should read and carefully consider the risk factors set forth in the section titled “Risk Factors” in this proxy statement/prospectus. You also should read and carefully consider the risk factors of Longview and Butterfly contained in the documents that are incorporated by reference herein.

Q:
What happens if I sell my Longview common stock before the Special Meeting?

A:
The record date for Longview stockholders entitled to vote at the Special Meeting is earlier than the date of the Special Meeting. If you transfer your shares of Longview common stock before the record date, you will not be entitled to vote at the Special Meeting. If you transfer your shares of Longview common stock after the record date but before the Special Meeting, you will, unless special arrangements are made, retain your right to vote at the Special Meeting but will transfer the right to hold New Butterfly shares to the person to whom you transfer your Longview common stock.
Q:
What are the material U.S. federal income tax consequences of the Business Combination to me?

A:
Certain material U.S. federal income tax considerations that may be relevant to you in respect of the Business Combination are discussed in more detail in the section titled “Certain Material U.S. Federal Income Tax Considerations.” The discussion of the U.S. federal income tax consequences contained in this proxy statement/prospectus is intended to provide only a general discussion and is not a complete analysis or description of all of the U.S. federal income tax considerations that are applicable to you in respect of the Business Combination, nor does it address any tax considerations arising under U.S. state or local or non-U.S. tax laws.

THE TAX CONSEQUENCES OF THE BUSINESS COMBINATION WILL DEPEND ON THE FACTS OF YOUR OWN SITUATION. YOU SHOULD CONSULT YOUR OWN TAX ADVISOR AS TO THE SPECIFIC TAX CONSEQUENCES OF THE BUSINESS COMBINATION TO YOU IN YOUR PARTICULAR CIRCUMSTANCES.
Q:
When is the Business Combination expected to be completed?

A:
Subject to the satisfaction or waiver of the Closing conditions described in the section titled “The Business Combination Agreement — Conditions to Closing of the Business Combination,” including the approval of the Business Combination Agreement by the Longview stockholders at the Special Meeting, the Business Combination is expected to close in the first quarter of 2021. However, it is possible that factors outside the control of both Longview and Butterfly could result in the Business Combination being completed at a later time, or not being completed at all.

Q:
Who will solicit and pay the cost of soliciting proxies?

A:
Longview has engaged a professional proxy solicitation firm, Okapi Partners LLC (“Okapi”), to assist in soliciting proxies for the Special Meeting. Longview has agreed to pay Okapi a fee of $20,000, plus disbursements. Longview will reimburse Okapi for reasonable out-of-pocket expenses and will indemnify Okapi and its affiliates against certain claims, liabilities, losses, damages and expenses. Longview will also reimburse banks, brokers and other custodians, nominees and fiduciaries representing beneficial owners of our common stock for their expenses in forwarding soliciting materials to beneficial owners of our common stock and in obtaining voting instructions from those owners. Longview’s management team may also solicit proxies by telephone, by facsimile, by mail, on the Internet or in person. They will not be paid any additional amounts for soliciting proxies.

Q:
What are the conditions to completion of the Business Combination?

A:
The Closing is subject to certain conditions, including, among other things, (i) the approval by our stockholders of the Required Transaction Proposals being obtained; (ii) the applicable waiting period under the HSR Act relating to the Business Combination Agreement having expired or been terminated; (iii) after giving effect to the Transactions, Longview having at least $5,000,001 of net tangible assets (as determined in accordance with Rule 3a51-1(g)(1) of the Exchange Act) remaining immediately after the Effective Time; (iv) satisfaction of the Aggregate Transaction Proceeds Condition; and (v) the approval by the NYSE of our initial listing application in connection with the Business Combination. Unless waived, if any of these conditions are not satisfied, the Business Combination may not be consummated. Furthermore, in no event will we redeem our public shares in an amount that would cause our net tangible assets to be less than $5,000,001. See the section titled “The Business Combination Proposal.”

Q:
What should I do if I receive more than one set of voting materials?

A:
Stockholders may receive more than one set of voting materials, including multiple copies of this proxy statement/prospectus and multiple proxy cards or voting instruction cards. For example, if you hold your shares in more than one brokerage account, you will receive a separate voting instruction card for each brokerage account in which you hold shares. If you are a holder of record and your shares are registered in more than one name, you will receive more than one proxy card. Please complete, sign, date and return each proxy card and voting instruction card that you receive in order to cast a vote with respect to all of your shares of Longview common stock.
Q:
Whom do I call if I have questions about the Special Meeting or the Business Combination?

A:
If you have questions about the Special Meeting or the Business Combination, or desire additional copies of this proxy statement/prospectus or additional proxies, you may contact:

Okapi Partners LLC
1212 Avenue of the Americas, 24th Floor
New York, New York 10036
Tel: (844) 343-2623 (toll-free)
Banks and brokers call collect: (212) 297-0720
E-mail: info@okapipartners.com

You also may obtain additional information about Longview from documents filed with the SEC by following the instructions in the section titled “Where You Can Find More Information.” If you are a holder of public shares and you intend to seek redemption of your shares, you will need to deliver your public shares (either physically or electronically) to Continental Stock Transfer & Trust Company, Longview’s Transfer Agent, at the address below prior to 5:00 p.m., New York City time, on February 10, 2021. If you have questions regarding the certification of your position or delivery of your stock, please contact:
Mark Zimkind
Continental Stock Transfer & Trust Company
1 State Street Plaza, 30th Floor
New York, New York 10004
E-mail: mzimkind@continentalstock.com

SUMMARY OF THE PROXY STATEMENT/PROSPECTUS
This summary highlights selected information included in this proxy statement/prospectus and does not contain all of the information that may be important to you. You should read this entire document and its annexes and the other documents to which we refer before you decide how to vote with respect to the proposals to be considered and voted on at the Special Meeting.
Information About the Parties to the Business Combination
Longview Acquisition Corp.
767 Fifth Avenue, 44th Floor
New York, NY 10153
(212) 812-4700
Longview Acquisition Corp. is a blank check company whose business purpose is to effect a merger, capital stock exchange, asset acquisition, stock purchase, reorganization, or similar business combination.
Butterfly Network, Inc.
530 Old Whitfield Street
Guilford, CT 06437
(203) 689-5650
Butterfly Network, Inc. is an innovative digital health business with a mission of democratizing healthcare by making medical imaging accessible to everyone around the world. Powered by Butterfly’s proprietary Ultrasound-on-Chip™ technology, Butterfly’s solution addresses the needs of point of care imaging with a unique combination of software and hardware technology. Butterfly iQ, followed by Butterfly’s recently launched Butterfly iQ+, is Butterfly’s first product powered by Butterfly’s Ultrasound-on-Chip™, and is the only ultrasound transducer that can perform “whole-body imaging” in a single handheld probe using semiconductor technology. Butterfly’s Ultrasound-on-Chip™ reduces the cost of manufacturing, while Butterfly’s software is intended to make the product easy to use and fully integrated with the clinical workflow, accessible on a user’s smartphone, tablet, and almost any hospital computer system connected to the Internet. Through Butterfly’s portable proprietary, handheld solution, protected by a robust intellectual property portfolio and empowered by its proprietary software and Artificial Intelligence, Butterfly aims to enable earlier detection throughout the body and remote management of health conditions around the world.
Clay Merger Sub, Inc.
c/o Longview Acquisition Corp.
767 Fifth Avenue, 44th Floor
New York, NY 10153
(212) 812-4700
Clay Merger Sub, Inc. is a Delaware corporation and wholly-owned subsidiary of Longview Acquisition Corp., which was formed for the purpose of effecting a merger with Butterfly.
The Business Combination and the Business Combination Agreement
As discussed in this proxy statement/prospectus, Longview is asking its stockholders to approve the Business Combination Agreement and approve the Business Combination, pursuant to which, among other things, on the date of Closing, Merger Sub will merge with and into Butterfly, with Butterfly as the surviving corporation in the Business Combination and, after giving effect to such Business Combination, Butterfly will be a wholly-owned subsidiary of Longview. As a consequence of the Business Combination Agreement, at the Effective Time, each share of Longview Class B common stock that is issued and outstanding as of immediately prior to the Effective Time will be converted, on a one-for-one basis, into a share of New Butterfly Class A common stock. The Business Combination will have no effect on the Longview Class A common stock that is issued and outstanding as of immediately prior to the Effective Time, which will continue to remain outstanding. As a consequence of the Merger, at the Effective Time, (i) each share of

Butterfly capital stock (other than the Butterfly Series A preferred stock) that is issued and outstanding immediately prior to the Effective Time will automatically be canceled and extinguished and converted into the right to receive 1.0383 shares of New Butterfly Class A common stock, rounded down to the nearest whole number of shares; (ii) each share of Butterfly Series A preferred stock that is issued and outstanding immediately prior to the Effective Time will become the right to receive 1.0383 shares of New Butterfly Class B common stock, rounded down to the nearest whole number of shares; (iii) each option to purchase shares of Butterfly common stock, whether vested or unvested, that is outstanding and unexercised as of immediately prior to the Effective Time will be assumed by New Butterfly and will automatically become an option (vested or unvested, as applicable) to purchase a number of shares of New Butterfly Class A common stock equal to the number of shares of Butterfly common stock subject to such option immediately prior to the Effective Time multiplied by 1.0383, rounded down to the nearest whole number of shares, at an exercise price per share equal to the exercise price per share of such option immediately prior to the Effective Time divided by 1.0383 and rounded up to the nearest whole cent; (iv) each Butterfly restricted stock unit outstanding immediately prior to the Effective Time will be assumed by New Butterfly and will automatically become a restricted stock unit with respect to a number of shares of New Butterfly Class A common stock, rounded to the nearest whole share, equal to the number of shares of Butterfly common stock subject to such Butterfly restricted stock unit immediately prior to the Effective Time multiplied by 1.0383; and (v) the principal amount plus accrued but unpaid interest, if any, on the Butterfly convertible notes outstanding as of immediately prior to the Effective Time will be automatically canceled and converted into the right to receive shares of New Butterfly Class A common stock, with such shares of New Butterfly Class A common stock calculated by dividing the outstanding principal plus accrued but unpaid interest, if any, of each Butterfly convertible note by $10.00, rounded down to the nearest whole number of shares.
After consideration of the factors identified and discussed in the section titled “The Business Combination Proposal — Longview’s Board of Directors’ Reasons for the Approval of the Business Combination,” the Longview Board concluded that the Business Combination met all of the requirements disclosed in the prospectus for Longview’s initial public offering, including that the aggregate fair market value of the proposed Business Combination was at least 80% of the net assets held in the Trust Account. For more information about the transactions contemplated by the Business Combination Agreement, see “The Business Combination Proposal.”
Structure of the Business Combination
Pursuant to the Business Combination Agreement, Merger Sub will merge with and into Butterfly, with Butterfly surviving the Business Combination. Upon consummation of the Business Combination, Butterfly will be a wholly-owned subsidiary of New Butterfly. In addition, Longview will file the Proposed Charter with the Secretary of State of the State of Delaware, such Proposed Charter to be effective simultaneous with the Effective Time. As a consequence of adopting the Proposed Charter, New Butterfly will adopt the dual class structure as described in the section of this proxy statement/prospectus titled “Description of New Butterfly Securities.”

The following diagrams illustrate in simplified terms the current structure of Longview and Butterfly and the expected structure of New Butterfly upon the Closing.
Simplified Pre-Combination Structure

Sponsor
Public Stockholders
Butterfly Stockholders
Longview Acquisition Corp. (“Longview”), a Delaware corporation
Butterfly Network, Inc. (“Butterfly”), a Delaware corporation
Clay Merger Sub, Inc. (“Merger Sub”), a wholly owned subsidiary of Longview and a Delaware corporation

Simplified Post-Combination Structure
Consideration to the Butterfly Stockholders in the Business Combination
At the Effective Time, as a consequence of the Merger, (i) each share of Butterfly capital stock (other than the Butterfly Series A preferred stock) that is issued and outstanding immediately prior to the Effective

Time will automatically be canceled and extinguished and converted into the right to receive 1.0383 shares of New Butterfly Class A common stock, rounded down to the nearest whole number of shares; (ii) each share of Butterfly Series A preferred stock that is issued and outstanding immediately prior to the Effective Time will become the right to receive 1.0383 shares of New Butterfly Class B common stock, rounded down to the nearest whole number of shares; (iii) each option to purchase shares of Butterfly common stock, whether vested or unvested, that is outstanding and unexercised as of immediately prior to the Effective Time will be assumed by New Butterfly and will automatically become an option (vested or unvested, as applicable) to purchase a number of shares of New Butterfly Class A common stock equal to the number of shares of Butterfly common stock subject to such option immediately prior to the Effective Time multiplied by 1.0383, rounded down to the nearest whole number of shares, at an exercise price per share equal to the exercise price per share of such option immediately prior to the Effective Time divided by 1.0383 and rounded up to the nearest whole cent; (iv) each Butterfly restricted stock unit outstanding immediately prior to the Effective Time will be assumed by New Butterfly and will automatically become a restricted stock unit with respect to a number of shares of New Butterfly Class A common stock, rounded to the nearest whole share, equal to the number of shares of Butterfly common stock subject to such Butterfly restricted stock unit immediately prior to the Effective Time multiplied by 1.0383; and (v) the principal amount plus accrued but unpaid interest, if any, on the Butterfly convertible notes outstanding as of immediately prior to the Effective Time will be automatically canceled and converted into the right to receive shares of New Butterfly Class A common stock, with such shares of New Butterfly Class A common stock calculated by dividing the outstanding principal plus accrued but unpaid interest, if any, of each Butterfly convertible note by $10.00, rounded down to the nearest whole number of shares.
For further details, see “The Business Combination Proposal — Consideration to the Butterfly Stockholders.”
The PIPE Financing
Longview entered into the Subscription Agreements with the PIPE Investors, pursuant to which, among other things, Longview agreed to issue and sell in a private placement an aggregate of 17,500,000 shares of Longview Class A common stock to the PIPE Investors for $10.00 per share immediately prior to the Closing.
The Forward Purchase
In connection with the execution of the Business Combination Agreement, on November 19, 2020, Longview, Glenview Capital Management, LLC (“Glenview”) and certain entities affiliated with Glenview (together, the “Forward Purchasers”) entered into an amendment to its existing forward purchase agreement, dated May 20, 2020 (as amended, the “Amended Forward Purchase Agreement”), pursuant to which the Forward Purchasers agreed to purchase an aggregate number of shares of Longview Class A common stock from Longview at a purchase price of $10.00 per share, equal to the value of $75 million minus the aggregate proceeds that would otherwise be released to Longview from the Trust Account in connection with the Closing (after considering any redemptions of shares of Longview Class A common stock in connection with the Business Combination) (the “Forward Purchase”). The total maximum number of shares of Longview Class A common stock that may be issued in connection with the Forward Purchase immediately prior to the Closing is 7,500,000.
Special Meeting of Longview Stockholders and the Proposals
The Special Meeting will convene on February 12, 2021 at 8:00 a.m., New York City time, in virtual format. Stockholders may attend, vote and examine the list of Longview stockholders entitled to vote at the Special Meeting by visiting www.virtualshareholdermeeting.com/LGVW2021SM and entering the control number found on their proxy card, voting instruction form or notice they previously received. The purpose of the Special Meeting is to consider and vote on the Business Combination Proposal, the Charter Amendment Proposal, including the Advisory Charter Amendment Proposals, the NYSE Proposal, the Director Election Proposal, the Equity Incentive Plan Proposal and the Adjournment Proposal.
Approval of the Required Transaction Proposals is a condition to the obligation of Longview to complete the Business Combination.

Only holders of record of issued and outstanding Longview common stock as of the close of business on January 15, 2021, the record date for the Special Meeting, are entitled to notice of, and to vote at, the Special Meeting or any adjournment or postponement of the Special Meeting. You may cast one vote for each share of Longview common stock that you owned as of the close of business on the record date.
A quorum of stockholders is necessary to hold a valid meeting. A quorum will exist at the Special Meeting with respect to each matter to be considered at the Special Meeting if the holders of shares of outstanding capital stock of Longview representing of a majority of the voting power of all outstanding shares of capital stock of Longview entitled to vote at the Special Meeting as of the record date are present in person (which would include presence at a virtual meeting) or represented by proxy at the Special Meeting. All shares represented by proxy are counted as present for purposes of establishing a quorum.
Approval of the Business Combination Proposal requires the affirmative vote of a majority of the votes cast by Longview stockholders present in person (which would include presence at a virtual meeting) or represented by proxy at the Special Meeting and entitled to vote thereon. Abstentions and broker non-votes have no effect on the outcome of this proposal.
Approval of the Charter Amendment Proposal requires the affirmative vote of the holders of (i) at least a majority of the outstanding shares of Longview Class B common stock, voting separately as a single class, and (ii) a majority of the outstanding shares of Longview common stock entitled to vote thereon, voting together as a single class. Abstentions and broker non-votes will be treated as votes against this proposal.
Approval of each of the Advisory Charter Amendment Proposals, each of which is a non-binding vote, requires the affirmative vote of a majority of the votes cast by Longview stockholders present in person (which would include presence at a virtual meeting) or represented by proxy at the Special Meeting and entitled to vote thereon. Abstentions and broker non-votes have no effect on the outcome of the proposal.
Approval of the NYSE Proposal requires the affirmative vote of a majority of the votes cast by Longview stockholders present in person (which would include presence at a virtual meeting) or represented by proxy at the Special Meeting and entitled to vote thereon. Broker non-votes have no effect on the outcome of the proposal but, for purposes of NYSE rules, abstentions will have the same effect as votes against this proposal.
Approval of the Equity Incentive Plan Proposal requires the affirmative vote of a majority of the votes cast by Longview stockholders present in person (which would include presence at a virtual meeting) or represented by proxy at the Special Meeting and entitled to vote thereon. Broker non-votes have no effect on the outcome of the proposal but, for purposes of NYSE rules, abstentions will have the same effect as votes against this proposal.
Approval of the election of each director nominee pursuant to the Director Election Proposal requires the affirmative vote of a plurality of the votes cast by Longview stockholders present in person (which would include presence at a virtual meeting) or represented by proxy at the Special Meeting and entitled to vote thereon. “Plurality” means that the individuals who receive the largest number of votes cast “FOR” are elected as directors. Consequently, any shares not voted “FOR” a particular nominee (whether as a result of an abstention, a failure to submit a vote or a broker non-vote) will not be counted in the nominee’s favor and will have no effect on the Director Election Proposal.
Approval of the Adjournment Proposal requires the affirmative vote of a majority of the votes cast by Longview stockholders present in person (which would include presence at a virtual meeting) or represented by proxy at the Special Meeting and entitled to vote thereon regardless of whether a quorum is present. Abstentions and broker non-votes have no effect on the outcome of the proposal.
Recommendation of Longview’s Board of Directors
The Longview Board has unanimously determined that the Business Combination is in the best interests of, and advisable to, the Longview stockholders and recommends that the Longview stockholders adopt the Business Combination Agreement and approve the Business Combination. The Longview Board made its determination after consultation with Longview's legal and financial advisors and consideration of a number of factors.
The Longview Board recommends that you vote “FOR” the approval of the Business Combination Proposal, “FOR” the approval of the Charter Amendment Proposal, including the Advisory Charter Amendment Proposals, “FOR” the approval of the NYSE Proposal, “FOR” the election of each of the director nominees in the Director Election Proposal, “FOR” the approval of the Equity Incentive Plan Proposal and “FOR” the approval of the Adjournment Proposal.
For more information about the Longview Board’s recommendation and the proposals, see the sections entitled “The Special Meeting — Vote Required and Longview Board Recommendation” and “The Business Combination Proposal — Longview’s Board of Directors’ Reasons for the Approval of the Business Combination.”
Longview’s Board of Directors’ Reasons for the Approval of the Business Combination
In considering the Business Combination, the Longview Board considered the following factors, among others:
•
historical information regarding Butterfly’s business, financial performance, and results of operations;

•
current information and forecast projections from Butterfly and Longview’s management regarding (i) Butterfly’s business, prospects, financial condition, operations, technology, products, services, management, competitive position, and strategic business goals and objectives, (ii) general economic, industry, and financial market conditions and (iii) opportunities and competitive factors within Butterfly’s industry;

•
information provided to the Longview Board by third-party consultants reviewing Butterfly’s information technology systems and intellectual property;

•
the opportunity to participate in a combined company that is commercializing a hand-held ultrasound imaging device and may develop and commercialize wearable technology, based on its novel technology and with significant growth potential;

•
the total addressable market of Butterfly's products that exist today, and total addressable market for potential products that are currently in research and development;

•
the potential to commercialize into the international market;

•
the potential value that Longview can bring to Butterfly’s business based upon Longview's existing relationships in the healthcare industry, including with healthcare providers and payors;

•
information of certain comparable companies;

•
the success of the PIPE Financing, which was subscribed to by sophisticated financial and strategic third parties with access to similar materials as the Longview Board;

•
the potential strategic value from some of the PIPE Investors;

•
the belief of the Board that an acquisition by Longview has a reasonable likelihood of closing without potential issues under applicable antitrust and competition laws, or potential issues from any regulatory authorities;

•
the recommendation by Longview’s management that the Longview Board approve the Business Combination, as the Longview Board would not have approved any transaction in connection with this strategic process without such a recommendation from Longview’s management;

•
Butterfly’s ability to demonstrate the value of its technology to existing and potential users and its ability to integrate into and add value to large healthcare enterprise systems;

•
the risk that Butterfly would not be able to achieve its growth projections;

•
the risk that some of the current public stockholders would vote against the Business Combination Proposal or decide to exercise their redemption rights, thereby depleting the amount of cash available in the Trust Account;

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the belief of the Longview Board that an acquisition by Longview has a reasonable likelihood of closing without potential issues under applicable antitrust and competition laws, or potential issues from any regulatory authorities;

•
the risks involved with the Business Combination and the likelihood that Longview and Butterfly will be able to complete the Business Combination, the possibility that the Business Combination might not be consummated, and Longview’s prospects going forward without the combination with Butterfly;

•
the risk of concentrating voting control in the dual-class share structure with “super-voting” rights for Dr. Rothberg, which already exist at Butterfly, including its impact on index inclusion, the ability of certain investors to invest in Butterfly due to corporate governance guidelines and the trading multiples of other companies with a similar voting structure;

•
the substantial transaction expenses to be incurred in connection with the Business Combination and the negative impact of such expenses on Longview’s cash reserves and operating results should the Business Combination not be completed;

•
the possible negative effect of the Business Combination and public announcement of the Business Combination on Longview’s financial performance, operating results and stock price; and

•
all other factors the Longview Board deemed relevant.

For a complete list of the factors considered by the Longview Board, see “The Business Combination Proposal” — Longview’s Board of Directors’ Reasons for the Approval of the Business Combination.”
Regulatory Approvals
The Business Combination is subject to the expiration or termination of the waiting period (or any extension thereof) applicable under the HSR Act. On December 18, 2020, the Federal Trade Commission granted the parties’ request for early termination of the waiting period.
Conditions to the Completion of the Business Combination
The consummation of the Business Combination is conditioned upon, among other things, (i) the approval by our stockholders of the Required Transaction Proposals being obtained; (ii) the applicable waiting period under the HSR Act relating to the Business Combination Agreement having expired or been terminated; (iii) after giving effect to the Transactions, Longview having at least $5,000,001 of net tangible assets (as determined in accordance with Rule 3a51-1(g)(1) of the Exchange Act) immediately after the Effective Time; (iv) satisfaction of the Aggregate Transaction Proceeds Condition; and (v) the approval by the NYSE of our initial listing application in connection with the Business Combination. Therefore, unless these conditions are waived by the applicable parties to the Business Combination Agreement, the Business Combination Agreement could terminate and the Business Combination may not be consummated. For further details, see “The Business Combination Agreement — Conditions to Closing of the Business Combination.”
Termination
The Business Combination Agreement may be terminated under certain customary and limited circumstances at any time prior to the Closing, including, among others, the following:
•
by the mutual written consent of Longview and Butterfly;

•
by Longview, subject to certain exceptions, if any of the representations or warranties made by Butterfly are not true and correct or if Butterfly fails to perform any of its respective covenants or agreements under the Business Combination Agreement (including an obligation to consummate the Closing) such that certain conditions to the obligations of Longview could not be satisfied and the breach of such representations or warranties or failure to perform such covenants or agreements is not cured or cannot be cured within the earlier of (i) thirty (30) days after written notice thereof, and (ii) the Termination Date;

•
by Butterfly, subject to certain exceptions, if any of the representations or warranties made by the Longview Parties are not true and correct or if any Longview Party fails to perform any of its covenants or agreements under the Business Combination Agreement (including an obligation to consummate the Closing) such that certain conditions to the obligations of Butterfly could not be satisfied and the breach of such representations or warranties or failure to perform such covenants or agreements is not cured or cannot be cured within the earlier of (i) thirty (30) days after written notice thereof, and (ii) the Termination Date;

•
by either Longview or Butterfly, if the transactions contemplated by the Business Combination Agreement have not been consummated on or prior to the Termination Date, unless the breach of any covenants or obligations under the Business Combination Agreement by the party seeking to terminate proximately caused the failure to consummate the transactions contemplated by the Business Combination Agreement;

•
by either Longview or Butterfly, if any governmental entity has issued an order or taken any other action permanently enjoining, restraining or otherwise prohibiting the transactions contemplated by the Business Combination Agreement and such order or other action has become final and nonappealable;

•
by either Longview or Butterfly, if the approval of the Required Transaction Proposals is not obtained at the Special Meeting (including any adjournment thereof); and

•
by Longview, if Butterfly does not deliver, or cause to be delivered to Longview, a written consent of the Butterfly stockholders approving the Business Combination Agreement, the related documents and the transactions contemplated thereby (including the Business Combination), duly executed by the Butterfly stockholders required to approve and adopt such matters (the “Butterfly Stockholder Written Consent”) or the Butterfly Transaction Support Agreement when required under the Business Combination Agreement.

Redemption Rights
Pursuant to the Current Charter, a public stockholder may request that Longview redeem all or a portion of their public shares for cash if the Business Combination is consummated. You will be entitled to receive cash for any public shares to be redeemed only if you:
•
(a) hold public shares or (b) hold public shares through units and you elect to separate your units into the underlying public shares and public warrants prior to exercising your redemption rights with respect to the public shares; and

•
prior to 5:00 p.m., New York City time, on February 10, 2021, (a) submit a written request, including the legal name, telephone number and address of the beneficial owner of the shares for which redemption is requested, to the Transfer Agent that Longview redeem your public shares for cash and (b) deliver your public shares to the Transfer Agent, physically or electronically through DTC.

As noted above, holders of units must elect to separate the underlying public shares and public warrants prior to exercising redemption rights with respect to the public shares. Holders may instruct their broker to do so, or if a holder holds units registered in its own name, the holder must contact the Transfer Agent directly and instruct them to do so. Public stockholders may elect to redeem all or a portion of their public shares even if they vote for the Business Combination Proposal. If the Business Combination is not consummated, the public shares will not be redeemed for cash. If a public stockholder properly exercises its right to redeem its public shares and timely delivers its public shares to the Transfer Agent, Longview will redeem such public shares upon the Closing for a per share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, calculated as of two business days prior to the consummation of the Business Combination, including interest earned on the funds held in the Trust Account and not previously released to us to pay our franchise and income taxes, divided by the number of then outstanding public shares. If a public stockholder exercises its redemption rights, then it will be exchanging its redeemed public shares for cash and will no longer own such shares. See the section titled “The Special Meeting — Redemption Rights” for a detailed description of the procedures to be followed if you wish to redeem your public shares for cash.

Notwithstanding the foregoing, a holder of public shares, together with any affiliate of such public stockholder or any other person with whom such public stockholder is acting in concert or as a “group” (as defined in Section 13(d)(3) of the Exchange Act), will be restricted from redeeming its public shares with respect to more than an aggregate of 15% of the public shares. Accordingly, if a public stockholder, alone or acting in concert or as a group, seeks to redeem more than 15% of the public shares, then any such shares in excess of that 15% limit would not be redeemed for cash.
Holders of our warrants will not have redemption rights with respect to the warrants.
No Delaware Appraisal Rights
Appraisal rights are statutory rights under the DGCL that enable stockholders who object to certain extraordinary transactions to demand that the corporation pay such stockholders the fair value of their shares instead of receiving the consideration offered to stockholders in connection with the extraordinary transaction. However, appraisal rights are not available in all circumstances. Appraisal rights are not available to Longview stockholders or warrant holders in connection with the Business Combination.
Proxy Solicitation
Proxies may be solicited by mail, telephone or in person. Longview has engaged Okapi to assist in the solicitation of proxies. If a stockholder grants a proxy, it may still vote its shares at the Special Meeting if it revokes its proxy before the Special Meeting. A stockholder also may change its vote by submitting a later-dated proxy as described in the section titled “The Special Meeting — Revoking Your Proxy.”
Interests of Longview’s Directors and Officers in the Business Combination
When you consider the recommendation of the Longview Board in favor of approval of the Business Combination Proposal, you should keep in mind that Longview’s initial stockholders, including its directors and officers, have interests in such proposal that are different from, or in addition to, those of Longview stockholders and warrant holders generally. These interests include, among other things, the interests listed below:
•
If we are unable to complete our initial business combination by May 26, 2022, we will: (i) cease all operations except for the purpose of winding up, (ii) as promptly as reasonably possible but not more than 10 business days thereafter, redeem 100% of the public shares, at a per share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest earned on the funds held in the Trust Account and not previously released to us to pay our franchise and income taxes (less up to $100,000 of interest to pay dissolution expenses), divided by the number of then outstanding public shares, which redemption will completely extinguish public stockholders’ rights as stockholders (including the right to receive further liquidating distributions, if any), and (iii) as promptly as reasonably possible following such redemption, subject to the approval of our remaining stockholders and our board of directors, liquidate and dissolve, subject in each case to our obligations under the DGCL to provide for claims of creditors and the requirements of other applicable law.

•
There will be no liquidating distributions from the Trust Account with respect to our founder shares if we fail to complete our initial business combination by May 26, 2022. Our Sponsor purchased the founder shares prior to our initial public offering for an aggregate purchase price of $25,000, or approximately $0.0024 per share and, in April 2020, transferred 25,000 founder shares to each of Westley Moore, Derek Cribbs and Randy Simpson. Upon the Closing, such founder shares will remain outstanding.

•
In connection with the closing of our initial public offering, we consummated the sale of 6,853,333 private placement warrants at a price of $1.50 per warrant in a private placement to our Sponsor. The warrants are each exercisable commencing the later of 30 days following the Closing and 12 months from the closing of our initial public offering, which occurred on May 26, 2020, for one share of Longview Class A common stock at $11.50 per share. If we do not consummate a business combination transaction by May 26, 2022, then the proceeds from the sale of the private placement warrants will be part of the liquidating distribution to the public stockholders and the warrants held by our Sponsor will be worthless. The warrants held by our Sponsor had an aggregate market value of approximately $6.85 million based upon the closing price of $1.00 per warrant on the NYSE on November 19, 2020. Upon the Closing, the private placement warrants will become 6,853,333 warrants to purchase shares of New Butterfly Class A common stock at an exercise price of $11.50 per share.
•
Our initial stockholders, officers and directors will lose their entire investment in us if we do not complete an initial business combination by May 26, 2022, including their initial investment in the founder shares and their at-risk capital, for which the Sponsor received 6,853,333 private placement warrants at a price of $1.50 per warrant. Our initial stockholders, officers and directors own an aggregate of 10,350,000 founder shares, which were purchased prior to our initial public offering for an aggregate purchase price of $25,000, or approximately $0.0024 per share. In addition, as of October 30, 2020, Butterfly and certain affiliates of Glenview entered into a convertible note purchase agreement (the “October 2020 Convertible Note Purchase Agreement”) pursuant to which such affiliates of Glenview purchased an aggregate principal amount of $25.1 million convertible promissory notes of Butterfly (“Butterfly convertible notes”). On January 15, 2021, certain investment funds managed by Glenview transferred $118,443, $1,184,441, $177,666 and $592,221 aggregate principal amount of Butterfly convertible notes to director nominees Dawn Carfora, John Hammergren, Gianluca Pettiti and S. Louise Phanstiel, respectively. See “Certain Relationships and Related Party Transactions — Butterfly.” Pursuant to the Merger, at the Effective Time, the principal amount plus accrued but unpaid interest, if any, on the Butterfly convertible notes outstanding as of immediately prior to the Effective Time will be canceled and converted into the right to receive shares of New Butterfly Class A common stock, with such shares of New Butterfly Class A common stock calculated by dividing the outstanding principal plus accrued but unpaid interest, if any, of each Butterfly convertible note by $10.00, rounded down to the nearest whole number of shares.

•
Concurrently with the execution of the Business Combination Agreement, Longview entered into the Subscription Agreements with the PIPE Investors, pursuant to which the PIPE Investors have agreed to purchase, immediately prior to the Closing, an aggregate of 17,500,000 shares of Longview Class A common stock at a purchase price of $10.00 per share.

•
Certain of our officers and directors may continue to serve as directors of New Butterfly after the Closing. As such, in the future they may receive any cash fees, stock options or stock awards that the New Butterfly Board determines to pay to its directors.

•
In order to protect the amounts held in the Trust Account, the Sponsor has agreed that it will be liable to us if and to the extent any claims by a third party (other than our independent registered public accounting firm) for services rendered or products sold to us, or a prospective target business with which we have discussed entering into a transaction agreement, reduce the amount of funds in the Trust Account to below (1) $10.00 per public share or (2) such lesser amount per public share held in the Trust Account as of the date of the liquidation of the Trust Account due to reductions in the value of the trust assets, in each case net of the interest which may be withdrawn to pay our franchise and income taxes, except as to any claims by a third party who executed a waiver of any and all rights to seek access to the Trust Account and except as to any claims under our indemnity of the underwriters in our initial public offering against certain liabilities, including liabilities under the Securities Act.

•
Following the Closing, our Sponsor would be entitled to the repayment of any working capital loan and advances that have been made to Longview and remain outstanding. On January 11, 2021, we issued a promissory note to our Sponsor in exchange for up to $2.0 million for working capital expenses. As of the date of this proxy statement/prospectus, we have not drawn down any amounts under the promissory note. See “Certain Relationships and Related Party Transactions — Longview.” If we do not complete an initial business combination within the required period, we may use a portion of our working capital held outside the Trust Account to repay the working capital loans, but no proceeds held in the Trust Account would be used to repay the working capital loans.

•
Following the consummation of the Business Combination, we will continue to indemnify our existing directors and officers and will maintain a directors’ and officers’ liability insurance policy.

•
The fact that Glenview, an affiliate of Longview’s Sponsor, and certain of Glenview’s affiliates hold the Butterfly convertible notes, which are collectively expected to be converted into an aggregate of 2,541,975 shares of Butterfly Class A common stock, based on an assumed Closing Date of January 31, 2021.

•
The fact that Glenview, an affiliate of Longview’s Sponsor, and certain of Glenview’s affiliates agreed in the Amended Forward Purchase Agreement to purchase up to 7,500,000 shares of Longview’s Class A common stock in the Forward Purchase immediately prior to the Closing.

•
Upon the Closing, subject to the terms and conditions of the Business Combination Agreement, our Sponsor, our officers and directors and any of their respective affiliates may be entitled to reimbursement for any reasonable out-of-pocket expenses related to identifying, investigating, negotiating and completing an initial business combination, and repayment of any other loans, if any, and on such terms as to be determined by Longview from time to time, made by our Sponsor or certain of our officers and directors to finance transaction costs in connection with an intended initial business combination.

At any time prior to the Special Meeting, during a period when they are not then aware of any material nonpublic information regarding Longview or its securities, the initial stockholders, Butterfly and/or its affiliates may purchase shares and/or warrants from investors, or they may enter into transactions with such investors and others to provide them with incentives to acquire public shares, vote their public shares in favor of the Business Combination Proposal or not redeem their public shares. The purpose of any such transaction could be to (i) vote such shares in favor of the Business Combination and thereby increase the likelihood of obtaining stockholder approval of the Business Combination, (ii) increase the likelihood that the Aggregate Transaction Proceeds Condition is satisfied, or (iii) reduce the number of public warrants outstanding or to vote such warrants on any matters submitted to the warrant holders for approval in connection with the Business Combination. Any such stock purchases and other transactions may thereby increase the likelihood of obtaining stockholder approval of the Business Combination. This may result in the completion of the Business Combination in a way that may not otherwise have been possible. While the exact nature of any such incentives has not been determined as of the date of this proxy statement/prospectus, they might include, without limitation, arrangements to protect such investors or holders against potential loss in value of their shares, including the granting of put options and the transfer to such investors or holders of shares or rights owned by Longview’s initial stockholders for nominal value.
Entering into any such arrangements may have a depressive effect on the market price of the outstanding shares of Longview Class A common stock. For example, as a result of these arrangements, an investor or holder may have the ability to effectively purchase shares at a price lower than market and may therefore be more likely to sell the shares it owns, either prior to or immediately after the Special Meeting.
If such transactions are effected, the consequence could be to cause the Business Combination to be approved in circumstances where such approval could not otherwise be obtained. Purchases of shares by the persons described above would allow them to exert more influence over the approval of the proposals to be presented at the Special Meeting and would likely increase the chances that such proposals would be approved. As of the date of this proxy statement/prospectus, there have been no such discussions and no agreements to such effect have been entered into with any such investor or holder.
The existence of financial and personal interests of the Longview directors or officers may result in a conflict of interest on the part of one or more of them between what such director or officer may believe is best for Longview and what he may believe is best for him in determining whether or not to grant a waiver in a specific situation. See the sections entitled “Risk Factors” and “The Business Combination Proposal — Interests of Longview’s Directors and Officers in the Business Combination” for a further discussion of this and other risks.
Stock Exchange Listing
Longview’s units, Class A common stock and public warrants are publicly traded on the NYSE under the symbols “LGVW.U,” “LGVW” and “LGVW WT,” respectively. Longview intends to apply to list the New Butterfly Class A common stock and public warrants on the NYSE under the symbols “BFLY” and

“BFLY WS,” respectively, upon the Closing of the Business Combination. New Butterfly will not have units traded following the Closing.
Sources and Uses of Funds for the Business Combination
The following table summarizes the sources and uses for funding the Transactions. Where actual amounts are not known or knowable, the figures below represent Butterfly’s good faith estimate of such amounts assuming a Closing as of January 31, 2021.
(in millions)	Assuming No Redemptions of Public Shares	Assuming Maximum Redemptions of Public Shares
Sources
Butterfly Rollover Equity	$1,293.8(1)	$1,293.8(1)
Proceeds from Trust Account	414.0	—
Forward Purchase	—	75.0
PIPE Investors	175.0	175.0
Total Sources	$1,882.8	$1,543.8
Uses
Equity Consideration to Existing Investors	$1,293.8	$1,293.8
Cash to Balance Sheet	544.6	205.6
Estimated Transaction Costs	40.0	40.0
Payment of Loan Payable	4.4(2)	4.4(2)
Total Uses	$1,882.8	$1,543.8

(1)
Includes Butterfly capital stock and options outstanding and available to grant pursuant to the Butterfly Network, Inc. 2012 Equity Incentive Plan outstanding as of September 29, 2020 (calculated using the treasury stock method).

(2)
Represents repayment of Butterfly’s loan payable in the amount of $4,365,930.

Accounting Treatment
The Business Combination will be accounted for as a reverse recapitalization in accordance with GAAP. Under this method of accounting, Longview will be treated as the “acquired” company for accounting purposes and the Business Combination will be treated as the equivalent of Butterfly issuing stock for the net assets of Longview, accompanied by a recapitalization. The net assets of Longview will be stated at historical cost, with no goodwill or other intangible assets recorded.
Butterfly has been determined to be the accounting acquirer based on evaluation of the following facts and circumstances:
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Butterfly’s existing stockholders and holders of Butterfly convertible notes will have the greatest voting interest in the combined entity under the no and maximum redemption scenarios with over 90% of the voting interest in each scenario;

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The largest individual stockholder of the combined entity is an existing stockholder of Butterfly;

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Butterfly’s senior management will be the senior management of New Butterfly; and

•
Butterfly is the larger entity based on historical revenue and has the larger employee base.

The preponderance of evidence as described above is indicative that Butterfly is the accounting acquirer in the Business Combination.

Comparison of Stockholders’ Rights
Following the consummation of the Business Combination, the rights of Longview stockholders who become New Butterfly stockholders in the Business Combination will no longer be governed by the Current Charter and Longview’s Bylaws and instead will be governed by the Proposed Charter and New Butterfly Bylaws. See “Comparison of Stockholders’ Rights.”
Summary of Risk Factors
In evaluating the proposals to be presented at the Special Meeting, a Longview stockholder should carefully read this proxy statement/prospectus and especially consider the factors discussed in the section titled “Risk Factors.”
Some of the risks related Butterfly’s business and industry are summarized below. References in the summary below to “Butterfly” generally refer to Butterfly in the present tense or New Butterfly from and after the Business Combination.
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Butterfly has a limited operating history on which to assess the prospects for its business, has generated limited revenue from sales of its products, and has incurred losses since inception. Butterfly anticipates that it will continue to incur significant losses for at least the next several years as it continues to commercialize its existing products and services and seeks to develop and commercialize new products and services.

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New Butterfly may need to raise additional funding to expand the commercialization of its products and services and to expand its research and development efforts. This additional financing may not be available on acceptable terms, or at all. Failure to obtain this necessary capital when needed may force Butterfly to delay, limit or terminate its product commercialization or development efforts or other operations.

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Butterfly’s success depends upon market acceptance of its products and services, its ability to develop and commercialize existing and new products and services and generate revenues, and its ability to identify new applications for its technology.

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Medical device development is costly and involves continual technological change, which may render New Butterfly’s current or future products obsolete.

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If Butterfly does not successfully manage the development and launch of new products, Butterfly will not meet the long term forecasts it presented to Longview and its business, operating and financial results and condition could be adversely affected.

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Butterfly expects to generate a substantial portion of its revenue internationally in the future and may become subject to various additional risks relating to its international activities, which could adversely affect its business, operating results and financial condition.

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Butterfly has limited experience in marketing and selling its products and related services, and if Butterfly is unable to successfully commercialize its products and related services, Butterfly’s business and operating results will be adversely affected.

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Butterfly has chosen to engage a single supplier, Taiwan Semiconductor Manufacturing Company Limited (“TSMC”) to supply and manufacture a key component of its products. If TSMC fails to fulfill its obligations under its existing contractual arrangements with Butterfly or does not perform satisfactorily, or if this relationship is terminated for other reasons, Butterfly’s ability to source its devices would be negatively and adversely affected.

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If Butterfly does not successfully optimize and operate its sales and distribution channels or does not effectively expand and update infrastructure, its operating results and customer experience may be negatively impacted.

•
The market for Butterfly’s products and services is new, rapidly evolving, and increasingly competitive, as the healthcare industry in the United States is undergoing significant structural change, which makes it difficult to forecast demand for Butterfly’s products and services.

•
Quality problems could lead to recalls or safety alerts and/or reputational harm and could have a material adverse effect on Butterfly’s business, results of operations, financial condition and cash flows.

•
Butterfly will need to expand its organization, and it may experience difficulties in recruiting needed additional employees and consultants, which could disrupt its operations.

•
The COVID-19 pandemic has and could continue to negatively affect various aspects of Butterfly’s business, make it more difficult for Butterfly to market its products or meet its obligations to its customers, and result in reduced demand for Butterfly’s products and services, which could have a material adverse effect on Butterfly’s business, financial condition, results of operations, or cash flows.

•
Butterfly is subject to extensive government regulation, which could restrict the development, marketing, sale and distribution of its products and could cause Butterfly to incur significant costs.

•
There is no guarantee that the U.S. Food and Drug Administration (the “FDA”) will grant 510(k) clearance or PMA approval of Butterfly’s future products, and failure to obtain necessary clearances or approvals for its future products would adversely affect Butterfly’s ability to grow its business.

•
If Butterfly is unable to protect its intellectual property, Butterfly’s ability to maintain any technological or competitive advantage over its competitors and potential competitors would be adversely impacted, and Butterfly’s business may be harmed.

•
If Butterfly or any of Butterfly’s partners are sued for infringing the intellectual property rights of third parties, such litigation would be costly and time consuming, and an unfavorable outcome in any such litigation could have a material adverse effect on Butterfly’s business.

•
Butterfly faces the risk of product liability claims and may be subject to damages, fines, penalties and injunctions, among other things.

Emerging Growth Company
We are an “emerging growth company,” as defined in Section 2(a) of the Securities Act, as modified by the JOBS Act, and we may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies, including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”), reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved. Following the Business Combination, we expect that New Butterfly will continue to be an emerging growth company.
Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a registration statement under the Securities Act declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such election to opt out is irrevocable. We have elected not to opt out of such extended transition period, which means that when a standard is issued or revised and it has different application dates for public or private companies, we, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of New Butterfly’s financial statements with those of another public company that is not an emerging growth company or is an emerging growth company that has opted out of using the extended transition period difficult or impossible because of the potential differences in accounting standards used.
We will remain an emerging growth company until the earlier of: (1) the last day of the fiscal year (a) following the fifth anniversary of the closing of Longview’s initial public offering (December 31, 2025), (b) in which we have total annual gross revenue of at least $1.07 billion, or (c) in which we are deemed to be a large accelerated filer; and (2) the date on which we have issued more than $1.00 billion in non-convertible debt securities during the prior three-year period. References herein to “emerging growth company” have the meaning set forth in the JOBS Act.
Controlled Company Exemption
Upon the completion of the Business Combination, Dr. Rothberg will be the beneficial owner of all outstanding shares of New Butterfly’s Class B common stock and, as such, will control the voting power of our outstanding capital stock, as a result of which Dr. Rothberg will have the power to elect a majority of New Butterfly’s directors. Pursuant to the NYSE listing standards, a company of which more than 50% of the voting power for the election of directors is held by an individual, a group or another company qualifies as a “controlled company.” As a controlled company, New Butterfly will be exempt from certain NYSE corporate governance requirements, including the requirements (1) that a majority of the New Butterfly Board consist of independent directors, (2) that the New Butterfly Board have a compensation committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities and (3) that the New Butterfly Board have a nominating and corporate governance committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities. For at least some period following the Business Combination, New Butterfly may utilize these exemptions since the New Butterfly Board has not yet made a determination with respect to the independence of any directors. Pending such determination, you may not have the same protections afforded to stockholders of companies that are subject to all of these corporate governance requirements. If New Butterfly ceases to be a “controlled company” and its shares continue to be listed on the NYSE, New Butterfly will be required to comply with these standards and, depending on the board’s independence determination with respect to our then-current directors, New Butterfly may be required to add additional directors to its board in order to achieve such compliance within the applicable transition periods.

SUMMARY HISTORICAL FINANCIAL INFORMATION OF LONGVIEW
The following table sets forth summary selected historical financial information of Longview for the periods and as of the dates indicated.
Longview’s statement of operations data for the period from February 4, 2020 (date of inception) to September 30, 2020 and for the period from February 4, 2020 (date of inception) to February 12, 2020 and balance sheet data as of September 30, 2020 and February 12, 2020 is derived from Longview’s unaudited condensed financial statements included elsewhere in this proxy statement/prospectus. Longview’s statement of operations data for the period from February 4, 2020 (date of inception) to February 12, 2020 and balance sheet data as of February 12, 2020 is derived from Longview’s audited financial statements included elsewhere in this proxy statement/prospectus.
The following selected historical financial information should be read together with Longview’s consolidated financial statements and accompanying notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Longview” appearing elsewhere in this proxy statement/prospectus. The selected historical financial information in this section is not intended to replace Longview’s financial statements and the related notes thereto.
Statement of Operations Data:	Three Months Ended September 30, 2020 (unaudited)	Period from February 4, 2020 (inception) to September 30, 2020 (unaudited)	Period from February 4, 2020 (Inception) Through February 12, 2020
Formation and operating costs	$462,905	$584,134	$1,000
Net loss	$(327,036)	$(391,135)	$(1,000)
Weighted average shares outstanding of Class A redeemable common stock	41,400,000	40,617,323	0
Basic and diluted income per share, Class A	$0.00	$0.00	$0.00
Weighted average shares outstanding of Class B non-redeemable common stock(1)	10,350,000	10,350,000	9,000,000
Basic and diluted net loss per share, Class B	$(0.03)	$(0.04)	$(0.04)

(1)
On May 20, 2020, Longview effected a stock dividend of 1,725,000 shares with respect to the Longview Class B common stock, resulting in the Sponsor holding an aggregate of 10,350,000 founder shares.

Condensed Balance Sheet Data (at period end)	September 30, 2020 (unaudited)	February 12, 2020
Total Assets	$415,221,855	$95,303
Total Liabilities	$14,799,842	$71,303
Class A common stock, $0.0001 par value (excluding 39,542,201 shares subject to possible redemption at September 30, 2020)	186	—
Class A common stock, $0.0001 par value (including 39,542,201 shares subject to possible redemption at September 30, 2020)	$395,422,010	$—
Class B common stock, $0.0001 par value; 20,000,000 shares authorized; 10,350,000 shares issued and outstanding	1,035	1,035
Total Stockholders’ Equity	$5,000,003	$24,000

Cash Flow Data	Period from February 4, 2020 (inception) to September 30, 2020 (unaudited)	Period from February 4, 2020 (Inception) Through February 12, 2020
Net cash used in operating activities	$(544,046)	$—
Net cash used in investing activities	$(414,000,000)	$—
Net cash provided by financing activities	$415,303,148	$20,000

SUMMARY HISTORICAL FINANCIAL INFORMATION OF BUTTERFLY
The following table sets forth summary historical financial information of Butterfly for the periods and as of the dates indicated. The summary historical financial information of Butterfly as of and for the years ended December 31, 2019 and 2018 was derived from the audited historical financial statements of Butterfly included elsewhere in this proxy statement/prospectus. The summary historical interim financial information of Butterfly as of September 30, 2020, and for the nine months ended September 30, 2020 and 2019 was derived from the unaudited condensed consolidated financial statements of Butterfly included elsewhere in this proxy statement/prospectus and has been prepared on a consistent basis as the audited consolidated financial statements. In the opinion of Butterfly’s management, the interim financial statements reflect all adjustments, consisting only of normal recurring adjustments, necessary for the fair statement of the financial information in those statements.
The following summary historical financial information should be read together with Butterfly’s consolidated financial statements and accompanying notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Butterfly” appearing elsewhere in this proxy statement/prospectus. The summary historical financial information in this section is not intended to replace Butterfly’s financial statements and the related notes. Butterfly’s historical results are not necessarily indicative of the results that may be expected in the future, and Butterfly’s results as of and for the nine months ended September 30, 2020, are not necessarily indicative of the results that may be expected for the year ending December 31, 2020, or any other period.
	Nine Months Ended September 30,		Year Ended December 31,
(in thousands)	2020	2019	2019	2018
Revenue	$30,597	$16,846	$27,583	$1,526
Cost of revenue	100,519	23,639	48,478	2,255
Total operating expenses	69,486	54,973	81,401	52,357
Loss from operations	(139,408)	(61,766)	(102,296)	(53,086)
Non-operating income (expense)	(363)	2,305	2,599	2,321
Loss before income taxes	(139,771)	(59,461)	(99,697)	(50,765)
Provision for income taxes	32	—	—	—
Net loss	(139,803)	(59,461)	(99,697)	(50,765)
	As of September 30, 2020	As of December 31,
(in thousands)		2019	2018
Cash and cash equivalents	$51,686	$90,002	$214,578
Total assets	130,093	165,137	248,070
Total liabilities	113,050	16,478	6,076
Convertible preferred stock	360,937	360,937	360,937
Total stockholders' deficit	(343,894)	(212,278)	(118,943)

SUMMARY UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION
The following summary unaudited pro forma condensed combined financial information for the nine months ended September 30, 2020 and for the year ended December 31, 2019 combines the historical statement of operations of Longview and the historical consolidated statement of operations of Butterfly, giving effect to the Business Combination as if it had occurred on January 1, 2019. The summary unaudited pro forma condensed combined balance sheet as of September 30, 2020 combines the historical balance sheet of Longview and Butterfly, giving effect to the Business Combination as if it had occurred on September 30, 2020. The summary unaudited pro forma condensed combined financial information has been derived from and should be read in conjunction with the unaudited pro forma condensed combined financial information, including the notes thereto, which is included in this proxy statement/prospectus under the section titled “Unaudited Pro Forma Condensed Combined Financial Information”.
The unaudited pro forma condensed combined financial information has been prepared to illustrate the effect of the Business Combination and has been prepared for informational purposes only. The unaudited pro forma condensed combined statements of operations are not necessarily indicative of what the actual results of operations would have been had the Business Combination taken place on the date indicated, nor are they indicative of the future consolidated results of operations of the post-combination company. The pro forma adjustments are based on the information currently available. Actual results may differ materially from the assumptions within the accompanying unaudited pro forma condensed combined financial information.
The historical financial information has been adjusted to give pro forma effect to the following events that are related and/or directly attributable to the Business Combination. The unaudited pro forma condensed combined financial information has been prepared using the assumptions below with respect to the potential redemption of Longview’s Class A common stock into cash:
•
Assuming no redemption scenario:   This presentation assumes that no public stockholders exercise redemption rights with respect to their public shares.

•
Assuming maximum redemption scenario:   This presentation assumes that all public stockholders exercise redemption rights with respect to their public shares. This scenario assumes that 41,400,000 public shares are redeemed for an aggregate redemption payment of approximately $414,222,151 including a pro rata portion of interest accrued on the Trust Account of $222,151. This maximum redemption scenario is based on satisfaction of the Aggregate Transaction Proceeds Condition.

	Historical		Pro forma
(in thousands, except per share data)	Longview	Butterfly	No redemption scenario	Maximum redemption scenario
Statement of Operations Data – For the Nine Months Ended September 30, 2020
Revenue	$—	$30,597	$30,597	$30,597
Cost of revenue	—	100,519	100,519	100,519
Total operating expenses	584	69,486	74,362	74,362
Loss from operations	(584)	(139,408)	(144,284)	(144,284)
Net loss	(391)	(139,803)	(144,261)	(144,261)
Basic and diluted net loss per share	0.00	(24.09)	(0.77)	(0.94)

	Historical		Pro forma
	Longview	Butterfly	No redemption scenario	Maximum redemption scenario
Statement of Operations Data – For the Year Ended December 31, 2019
Revenue	$—	$27,583	$27,583	$27,583
Cost of revenue	—	48,478	48,478	48,478
Total operating expenses	—	81,401	94,351	94,351
Loss from operations	—	(102,296)	(115,246)	(115,246)
Net loss	—	(99,697)	(112,647)	(112,647)
Basic and diluted net loss per share	n/a	(17.73)	(0.60)	(0.73)
	Historical		Pro forma
(in thousands)	Longview	Butterfly	No redemption scenario	Maximum redemption scenario
Balance Sheet Data – As of September 30, 2020
Total current assets	$1,000	$72,794	$648,000	$308,778
Total assets	415,222	130,093	705,299	366,077
Total current liabilities	310	85,942	86,252	86,252
Total liabilities	14,800	113,050	87,975	87,975
Common stock, subject to possible redemption	395,422	—	—	—
Convertible preferred stock	—	360,937	—	—
Total stockholders’ equity (deficit)	5,000	(343,894)	617,324	278,102

COMPARATIVE HISTORICAL AND UNAUDITED PRO FORMA COMBINED PER SHARE FINANCIAL INFORMATION
The following tables set forth:
•
historical per share information of Longview for the period from February 4, 2020 (date of inception) through September 30, 2020;

•
historical per share information of Butterfly for the nine months ended September 30, 2020 and for the year ended December 31, 2019; and

•
unaudited pro forma per share information of the combined company for the nine months ended September 30, 2020 and for the year ended December 31, 2019 after giving effect to the Business Combination, assuming two redemption scenarios as follows:

•
Assuming no redemption scenario:   This presentation assumes that no public stockholders exercise redemption rights with respect to their public shares.

•
Assuming maximum redemption scenario:   This presentation assumes that all public stockholders exercise redemption rights with respect to their public shares. This scenario assumes that 41,400,000 public shares are redeemed for an aggregate redemption payment of approximately $414,222,151 including a pro rata portion of interest accrued on the Trust Account of $222,151. This maximum redemption scenario is based on satisfaction of the Aggregate Transaction Proceeds Condition.

The following tables should be read in conjunction with the summary historical financial information included elsewhere in this proxy statement/prospectus, and the historical financial statements of Longview and Butterfly and the related notes thereto that are included elsewhere in this proxy statement/prospectus. The unaudited Longview and Butterfly pro forma combined per share information is derived from, and should be read in conjunction with, the unaudited pro forma condensed combined financial statements and the related notes thereto included elsewhere in this proxy statement/prospectus.
The unaudited pro forma combined net income per share information below does not purport to represent the actual results of operations that would have occurred had the companies been combined during the periods presented, nor does it purport to represent the actual results of operations for any future date or period. The unaudited pro forma combined book value per share information below does not purport to represent what the value of Longview and Butterfly would have been had the companies been combined during the periods presented.
	Historical		Pro forma
	Longview	Butterfly	No redemption scenario	Maximum redemption scenario
For the Nine Months ended September 30, 2020
Book value per share – basic and diluted(1)	$2.69	$(58.63)	$3.29	$1.81
Net loss per share – basic and diluted(2)	$—	$(24.09)	$(0.77)	$(0.94)
	Historical		Pro forma
	Longview	Butterfly	No redemption scenario	Maximum redemption scenario
For the Year Ended December 31, 2019
Net loss per share – basic and diluted(2)	n/a	$(17.73)	$(0.60)	$(0.73)

(1)
Book value per share is calculated as total equity divided by:

•
Longview Class A common stock outstanding at September 30, 2020; and

•
Butterfly common stock outstanding at September 30, 2020 and pro forma information.

(2)
Net loss per common share is based on:

•
Weighted average number of shares of Longview Class A common stock outstanding for the period from February 4, 2020 (date of inception) through September 30, 2020; and

•
Weighted average number of shares of Butterfly common stock outstanding for the nine months ended September 30, 2020 and the year ended December 31, 2019 and the pro forma information.

MARKET PRICE, TICKER SYMBOL AND DIVIDEND INFORMATION
Longview
Market Price and Ticker Symbol
Longview’s units, Class A common stock and public warrants are currently listed on the NYSE under the symbols “LGVW.U,” “LGVW,” and “LGVW WT,” respectively.
The closing price of the units, Longview Class A common stock and public warrants on November 19, 2020, the last trading day before announcement of the execution of the Business Combination Agreement, was $10.13, $9.86 and $1.09, respectively. As of January 15, 2021, the record date for the Special Meeting, the closing price for each unit, Class A common stock and public warrant was $21.99, $19.82 and $6.51, respectively.
Holders
As of September 30, 2020, there was one holder of record of our units, one holder of record of Longview Class A common stock, four holders of record of Longview Class B common stock and 2 holders of record of our public warrants. The number of holders of record does not include a substantially greater number of “street name” holders or beneficial holders whose units, Longview Class A common stock and public warrants are held of record by banks, brokers and other financial institutions.
Dividend Policy
Longview has not paid any cash dividends on Longview common stock to date and does not intend to pay any cash dividends prior to the completion of the Business Combination. The payment of cash dividends in the future will be dependent upon New Butterfly’s revenue and earnings, if any, capital requirements and general financial condition subsequent to completion of the Business Combination. The payment of any cash dividends subsequent to the Business Combination will be within the discretion of New Butterfly’s board of directors at such time.
Butterfly
There is no public market for shares of Butterfly common stock.

RISK FACTORS
We have identified the following risks and uncertainties that may have a material adverse effect on our business, financial condition, results of operations or reputation. The risks described below are not the only risks we face. Additional risks not presently known to us or that we currently believe are not material may also significantly affect our business, financial condition, results of operations or reputation. Our business could be harmed by any of these risks. In assessing these risks, you should also refer to the other information contained in this proxy statement/prospectus, including our consolidated financial statements and related notes.
Risk Factors Relating to Longview and the Business Combination
Directors and officers of Longview have potential conflicts of interest in recommending that stockholders vote in favor of approval of the Business Combination and approval of the other proposals described in this proxy statement/prospectus.
When considering the recommendation of the Longview Board that the Longview stockholders vote in favor of approval of the Business Combination, Longview stockholders should be aware that Longview’s initial stockholders, including its directors and officers, have interests in the Business Combination that may be different from, or in addition to, the interests of Longview stockholders and warrant holders generally. These interests include, among other things, the interests listed below:
•
If we are unable to complete our initial business combination by May 26, 2022, we will: (i) cease all operations except for the purpose of winding up, (ii) as promptly as reasonably possible but not more than 10 business days thereafter, redeem 100% of the public shares, at a per share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest earned on the funds held in the Trust Account and not previously released to us to pay our franchise and income taxes (less up to $100,000 of interest to pay dissolution expenses), divided by the number of then outstanding public shares, which redemption will completely extinguish public stockholders’ rights as stockholders (including the right to receive further liquidating distributions, if any), and (iii) as promptly as reasonably possible following such redemption, subject to the approval of our remaining stockholders and the Longview Board, liquidate and dissolve, subject in each case to our obligations under the DGCL to provide for claims of creditors and the requirements of other applicable law.

•
There will be no liquidating distributions from the Trust Account with respect to our founder shares held by our initial stockholders, officers and directors if we fail to complete our initial business combination by May 26, 2022. Our Sponsor purchased the founder shares prior to our initial public offering for an aggregate purchase price of $25,000, or approximately $0.0024 per share and, in April 2020, transferred 25,000 founder shares to each of Westley Moore, Derek Cribbs and Randy Simpson. Upon the Closing, such founder shares will remain outstanding.

•
In connection with the closing of our initial public offering, we consummated the sale of 6,853,333 private placement warrants at a price of $1.50 per warrant in a private placement to our Sponsor. The warrants are each exercisable commencing the later of 30 days following the Closing and 12 months from the closing of our initial public offering, which occurred on May 26, 2020, for one share of Longview Class A common stock at $11.50 per share. If we do not consummate a business combination transaction by May 26, 2022, then the proceeds from the sale of the private placement warrants will be part of the liquidating distribution to the public stockholders and the warrants held by our Sponsor will be worthless. The warrants held by our Sponsor had an aggregate market value of approximately $6.85 million based upon the closing price of $1.00 per warrant on the NYSE on November 19, 2020. Upon the Closing, the private placement warrants will become 6,853,333 warrants to purchase shares of New Butterfly Class A common stock at an exercise price of $11.50 per share.

•
Our initial stockholders, officers and directors will lose their entire investment in us if we do not complete an initial business combination by May 26, 2022. In addition, on October 30, 2020, Butterfly and certain affiliates of Glenview entered into the October 2020 Convertible Note Purchase Agreement, pursuant to which such affiliates of Glenview purchased an aggregate principal amount of $25.1 million of Butterfly convertible notes. On January 15, 2021, certain investment funds managed by Glenview transferred $118,443, $1,184,441, $177,666 and $592,221 aggregate principal amount of Butterfly convertible notes to director nominees Dawn Carfora, John Hammergren, Gianluca Pettiti and S. Louise Phanstiel, respectively. See “Certain Relationships and Related Party Transactions — Butterfly.” Pursuant to the Merger, at the Effective Time, the principal amount plus accrued but unpaid interest, if any, on the Butterfly convertible notes outstanding as of immediately prior to the Effective Time will be automatically canceled and converted into the right to receive shares of New Butterfly Class A common stock, with such shares of New Butterfly Class A common stock calculated by dividing the outstanding principal plus accrued but unpaid interest, if any, of each Butterfly convertible note by $10.00, rounded down to the nearest whole number of shares. Further, on January 11, 2021, we issued a promissory note to our Sponsor in exchange for up to $2.0 million for working capital expenses. As of the date of this proxy statement/prospectus, we have not drawn down any amounts under the promissory note. See “Certain Relationships and Related Party Transactions — Longview.” In the event we are unable to consummate a transaction prior to May 26, 2022, we may be unable to repay the outstanding principal under the note.
•
Concurrently with the execution of the Business Combination Agreement, Longview entered into the Subscription Agreements with the PIPE Investors, pursuant to which the PIPE Investors have agreed to purchase, immediately prior to the Closing, an aggregate of 17,500,000 shares of Longview Class A common stock at a purchase price of $10.00 per share.

•
Certain of our officers and directors may continue to serve as directors of New Butterfly after the Closing. As such, in the future they may receive any cash fees, stock options or stock awards that the New Butterfly Board determines to pay to its directors.

•
In order to protect the amounts held in the Trust Account, the Sponsor has agreed that it will be liable to us if and to the extent any claims by a third party (other than our independent registered public accounting firm) for services rendered or products sold to us, or a prospective target business with which we have discussed entering into a transaction agreement, reduce the amount of funds in the Trust Account to below (1) $10.00 per public share or (2) such lesser amount per public share held in the Trust Account as of the date of the liquidation of the Trust Account due to reductions in the value of the trust assets, in each case net of the interest which may be withdrawn to pay our franchise and income taxes, except as to any claims by a third party who executed a waiver of any and all rights to seek access to the Trust Account and except as to any claims under our indemnity of the underwriters in our initial public offering against certain liabilities, including liabilities under the Securities Act.

•
Following the Closing, our Sponsor would be entitled to the repayment of any working capital loan and advances that have been made to Longview and remain outstanding. On January 11, 2021, we issued a promissory note to our Sponsor in exchange for up to $2.0 million for working capital expenses. As of the date of this proxy statement/prospectus, we have not drawn down any amounts under the promissory note. See “Certain Relationships and Related Party Transactions — Longview.” If we do not complete an initial business combination within the required period, we may use a portion of our working capital held outside the Trust Account to repay the working capital loans, but no proceeds held in the Trust Account would be used to repay the working capital loans.

•
Following the consummation of the Business Combination, we will continue to indemnify our existing directors and officers and will maintain a directors’ and officers’ liability insurance policy.

•
The fact that certain of Glenview’s affiliates hold the Butterfly convertible notes, which are collectively expected to be converted into an aggregate of 2,541,975 shares of Butterfly Class A common stock, based on an assumed Closing Date of January 31, 2021.

•
The fact that Glenview, an affiliate of Longview’s Sponsor, and certain of Glenview’s affiliates agreed in the Amended Forward Purchase Agreement to purchase up to 7,500,000 shares of Longview’s Class A common stock in the Forward Purchase immediately prior to the Closing and 2,500,000 shares of Longview’s Class A common stock pursuant to the PIPE Financing.

•
Upon the Closing, subject to the terms and conditions of the Business Combination Agreement, our Sponsor, our officers and directors and any of their respective affiliates may be entitled to reimbursement for any reasonable out-of-pocket expenses related to identifying, investigating, negotiating and completing an initial business combination, and repayment of any other loans, if any, and on such terms as to be determined by Longview from time to time, made by our Sponsor or certain of our officers and directors to finance transaction costs in connection with an intended initial business combination.
The existence of financial and personal interests of the Longview officers or directors and entities affiliated with them may have influenced their decision to approve the Business Combination. You should consider these interests when evaluating the Business Combination and the recommendation of the Longview Board to vote in favor of the Business Combination Proposal and other proposals to be presented to the stockholders.
Certain officers and directors of Longview also participate in arrangements that may provide them with other interests in the Business Combination that are different from yours.
Certain officers and directors of Longview also participate in arrangements that may provide them with other interests in the Business Combination that are different from yours. Longview's officers and directors collectively have made an aggregate average investment per founder share of $0.0024. In addition, certain directors hold private placement warrants, which they purchased for $1.50 per share, which will be exercisable according to their terms to purchase one share of New Butterfly Class A common stock at an exercise price of $11.50 per share. Our officers and directors will lose their entire investment if a business combination is not approved during the period provided in our amended and restated certificate of incorporation. The officers' and directors' significantly lower investment per share in their founders shares and, in some cases, private placement warrants, may result in a difference between a transaction that increases the value of the officers' and directors' investment and a transaction that increases the value of the public stockholders' investment. In addition, a transaction that increases the value of the public stockholders' investment will increase the investments of our officers and directors because of the comparatively low purchase price at which their initial investment was made.
Longview’s initial stockholders and its other directors and officers at the time of its initial public offering have agreed to vote in favor of the Business Combination, regardless of how our public stockholders vote.
Our initial stockholders and our other directors and officers as of the time of our initial public offering have agreed, pursuant to the terms of a letter agreement entered into with us, to vote their founder shares and any public shares held by them in favor of the Business Combination Proposal and the other Transaction Proposals being presented at the Special Meeting, all of which are unanimously recommended by the Longview Board. As of the date of this proxy statement/prospectus, our initial stockholders own approximately 20% of our issued and outstanding shares. Accordingly, it is more likely that the necessary stockholder approval for the Business Combination will be received than would be the case if our initial stockholders had agreed to vote their shares in accordance with the majority of the votes cast by our public stockholders.
Neither the Longview Board nor any committee thereof obtained a third-party valuation in determining whether or not to pursue the Business Combination.
Neither the Longview Board nor any committee thereof is required to obtain an opinion from an independent investment bank that is a member of the Financial Industry Regulatory Authority, Inc. or from an independent accounting firm that the price that Longview is paying for Butterfly is fair to Longview from a financial point of view. Neither the Longview Board nor any committee thereof obtained a third party valuation in connection with the Business Combination. In analyzing the Business Combination, the Longview Board and management conducted due diligence on Butterfly and researched the industry in which Butterfly operates. The Longview Board reviewed, among other things, financial due diligence materials prepared by Longview management and professional advisors, including trading multiples and other valuation metrics for comparable companies, market opportunity studies conducted by an independent consulting firm engaged to assess the size and scope of the market for Butterfly’s products, Butterfly’s financial projections and the various factors that may cause the company to miss or exceed its projections and the financial terms set forth in the Business Combination Agreement, and concluded that the Business Combination was in the best interest of its stockholders. Accordingly, investors will be relying solely on the judgment of the Longview Board and management in valuing Butterfly, and the Longview Board and management may not have properly valued Butterfly’s business. The lack of a third-party valuation may also lead an increased number of stockholders to vote against the Business Combination or demand redemption of their shares, which could potentially impact our ability to consummate the Business Combination.
Longview’s initial stockholders, directors, officers, advisors and their affiliates may elect to purchase shares or public warrants from public stockholders, which may influence a vote on the Business Combination and reduce the public “float” of our common stock.
Longview’s initial stockholders, directors, officers, advisors or any of their affiliates may purchase shares and/or warrants from investors, or they may enter into transactions with such investors and others to provide them with incentives to acquire public shares, vote their public shares in favor of the Business Combination Proposal or not redeem their public shares. The purpose of any such transaction could be to (i) vote such shares in favor of the Business Combination and thereby increase the likelihood of obtaining stockholder approval of the Business Combination, (ii) increase the likelihood that the Aggregate Transaction Proceeds Condition is satisfied, or (iii) reduce the number of public warrants outstanding or to vote such warrants on any matters submitted to the warrant holders for approval in connection with the Business Combination. Any such stock purchases and other transactions may thereby increase the likelihood of obtaining stockholder approval of the Business Combination. This may result in the completion of the Business Combination in a way that may not otherwise have been possible. While the exact nature of any such incentives has not been determined as of the date of this proxy statement/prospectus, they might include, without limitation, arrangements to protect such investors or holders against potential loss in value of their shares, including the granting of put options and the transfer to such investors or holders of shares or rights owned by Longview’s initial stockholders for nominal value. However, other than as expressly stated herein, they have no current commitments, plans or intentions to engage in such transactions and have not formulated any terms or conditions for any such transactions. None of the funds in the Trust Account will be used to purchase shares or public warrants in such transactions.
Entering into any such arrangements may have a depressive effect on public shares. For example, as a result of these arrangements, an investor or holder may have the ability to effectively purchase shares at a price lower than market and may therefore be more likely to sell the shares it owns, either prior to or immediately after the Special Meeting.
If such transactions are effected, the consequence could be to cause the Business Combination to be approved in circumstances where such approval could not otherwise be obtained. Purchases of public shares by the persons described above would allow them to exert more influence over the approval of the proposals to be presented at the Special Meeting and would likely increase the chances that such proposals would be approved. In addition, if such purchases are made, the public “float” of our common stock or warrants may be reduced and the number of beneficial holders of our securities may be reduced, possibly making it difficult to maintain or obtain the quotation, listing or trading of our securities on a national securities exchange.
New Butterfly’s securities may not be listed on a national securities exchange after the Business Combination, which could limit investors’ ability to make transactions in New Butterfly’s securities and subject New Butterfly to additional trading restrictions.
Longview intends to apply to have the New Butterfly Class A common stock listed on the NYSE after the Closing of the Business Combination. New Butterfly will be required to meet the initial listing requirements to be listed, including having a minimum number of public stockholders. New Butterfly may not be able to meet those initial listing requirements. Even if New Butterfly’s securities are so listed, New Butterfly may be unable to maintain the listing of its securities in the future. If New Butterfly fails to meet the initial listing requirements and the NYSE does not list its securities and the related closing condition is waived by the parties, New Butterfly could face significant material adverse consequences, including:
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a limited availability of market quotations for its securities;

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a limited amount of news and analyst coverage for the company; and

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a decreased ability to issue additional securities or obtain additional financing in the future.

In addition, even if New Butterfly’s securities are listed as of the Closing of the Business Combination, New Butterfly may be unable to maintain the listing of its securities in the future.
Longview’s outstanding warrants will become exercisable for New Butterfly Class A common stock upon the later of the first anniversary of Longview’s initial public offering and the 30th day following the Business Combination. The exercise of these outstanding warrants will increase the number of shares eligible for future resale in the public market and result in dilution to our stockholders.
Following the Business Combination, there will be 13,800,000 outstanding public warrants to purchase 13,800,000 shares of New Butterfly Class A common stock at an exercise price of $11.50 per share, which warrants will become exercisable commencing the later of 30 days following the Closing and 12 months from the closing of our initial public offering, which occurred on May 26, 2020. In addition, there will be 6,853,333 private placement warrants outstanding exercisable for 6,853,333 shares of New Butterfly Class A common stock at an exercise price of $11.50 per share. In certain circumstances, the public warrants and private placement warrants may be exercised on a cashless basis. To the extent such warrants are exercised, additional shares of New Butterfly Class A common stock will be issued, which will result in dilution to the holders of New Butterfly Class A common stock and increase the number of shares eligible for resale in the public market. Sales of substantial numbers of such shares in the public market could adversely affect the market price of New Butterfly Class A common stock, the impact of which is increased as the value of our stock price increases.
Even if we consummate the Business Combination, there can be no assurance that the warrants will be in the money at the time they become exercisable, which is the later of the first anniversary of our initial public offering and the 30th day following the Closing of the Business Combination, and they may expire worthless.
The exercise price for the outstanding warrants is $11.50 per share of New Butterfly Class A common stock. There can be no assurance that the warrants will be in the money following the time they become exercisable, which is the later of the first anniversary of our initial public offering and the 30th day following the Closing of the Business Combination, and prior to their expiration, and as such, the warrants may expire worthless.
Our stockholders will experience immediate dilution as a consequence of the issuance of shares of New Butterfly Class A common stock in the Transactions. Having a minority share position may reduce the influence that our current stockholders have on the management of New Butterfly.
Assuming that no public stockholders exercise their redemption rights in connection with the Business Combination, immediately after the consummation of the Business Combination based on an assumed Closing Date of January 31, 2021, Longview’s public stockholders will hold 51,750,000 shares of New Butterfly Class A common stock, or approximately 27.6% of the outstanding Class A common stock representing 7.5% of the voting power following the Business Combination.
There are currently outstanding an aggregate of 20,653,000 warrants to acquire shares of Longview Class A common stock, which comprise 6,853,333 private placement warrants held by Longview’s Sponsor at the time of Longview’s initial public offering and 13,800,000 public warrants. Each of Longview’s outstanding whole warrants is exercisable commencing the later of 30 days following the Closing and 12 months from the closing of our initial public offering, which occurred on May 26, 2020, for one share of Longview Class A common stock in accordance with its terms. Therefore, as of the date of this proxy statement/prospectus, if we assume that each outstanding whole warrant is exercised and one share of Longview Class A common stock is issued as a result of such exercise, with payment of the exercise price of $11.50 per share, our fully-diluted share capital would increase by a total of 20,653,000 shares, with approximately $237.5 million paid to us to exercise the warrants.
Subsequent to the consummation of the Business Combination, we may be required to take write-downs or write-offs, restructuring and impairment or other charges that could have a significant negative effect on our financial condition, results of operations and stock price, which could cause you to lose some or all of your investment.
Although Longview has conducted due diligence on Butterfly and New Butterfly, Longview cannot assure you that this diligence revealed all material issues that may be present in its business, that it would be possible to uncover all material issues through a customary amount of due diligence, or that factors outside of Longview’s or New Butterfly’s control will not later arise. As a result, New Butterfly may incur additional costs and expenses and may be forced to later write-down or write-off assets, restructure its operations or incur impairment or other charges that could result in losses. Even if the due diligence successfully identifies certain risks, unexpected risks may arise and previously known risks may materialize in a manner not consistent with our preliminary risk analysis. Even though these charges may be non-cash items and not have an immediate impact on our liquidity, the fact that New Butterfly reports charges of this nature could contribute to negative market perceptions about New Butterfly or its securities. In addition, charges of this nature may cause New Butterfly to violate net worth or other covenants to which it may be subject. Accordingly, any Longview stockholders or warrant holders could suffer a reduction in the value of their securities.
If the benefits of the Business Combination do not meet the expectations of investors or securities analysts, the market price of our securities may decline.
If the benefits of the Business Combination do not meet the expectations of investors or securities analysts, the market price of Longview’s securities prior to the Closing may decline. The market values of Longview’s securities at the time of the Business Combination may vary significantly from their prices on the date the Business Combination Agreement was executed, the date of this proxy statement/prospectus, or the date on which Longview stockholders vote on the Business Combination. The number of shares to be issued pursuant to the Business Combination Agreement is based on a ratio of 1.0383 shares of New Butterfly common stock per share of Butterfly common stock and will not be adjusted to reflect any changes in the market price of Longview Class A common stock.
In addition, following the release of cash from the Trust Account in connection with the Closing, fluctuations in the price of New Butterfly’s securities could contribute to the loss of all or part of your investment. Prior to the Business Combination, there has not been a public market for the stock of Butterfly and trading in the shares of Longview Class A common stock has not been active. Accordingly, the valuation ascribed to Butterfly in the Business Combination may not be indicative of the price that will prevail in the trading market following the Business Combination. If an active market for our securities develops and continues, the trading price of New Butterfly securities following the Business Combination could be volatile and subject to wide fluctuations in response to various factors, some of which are beyond our control. Any of the factors listed below could have a material adverse effect on your investment in our securities and New Butterfly securities may trade at prices significantly below the price you paid for them. In such circumstances, the trading price of our securities may not recover and may experience a further decline.
Factors affecting the trading price of New Butterfly’s securities may include:
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actual or anticipated fluctuations in New Butterfly’s quarterly financial results or the quarterly financial results of companies perceived to be similar to New Butterfly;

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changes in the market’s expectations about New Butterfly’s operating results;

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success of competitors;

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operating results failing to meet the expectations of securities analysts or investors in a particular period;

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changes in financial estimates and recommendations by securities analysts concerning New Butterfly or the industry in which New Butterfly operates in general;

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operating and stock price performance of other companies that investors deem comparable to New Butterfly;

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ability to market new and enhanced products and services on a timely basis;

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changes in laws and regulations affecting New Butterfly’s business;

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commencement of, or involvement in, litigation involving New Butterfly;

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changes in New Butterfly’s capital structure, such as future issuances of securities or the incurrence of additional debt;

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the volume of shares of New Butterfly Class A common stock available for public sale;

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any major change in New Butterfly’s board or management or to key personnel;

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sales of substantial amounts of New Butterfly Class A common stock by our or New Butterfly’s directors, executive officers or significant stockholders or the perception that such sales could occur;

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any material and adverse impact of the COVID-19 pandemic on the markets and the broader global economy; and

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general economic and political conditions such as recessions, interest rates, fuel prices, international currency fluctuations and acts of war or terrorism.

Broad market and industry factors may materially harm the market price of our securities irrespective of our operating performance. The stock market in general, and the NYSE specifically, have experienced extreme volatility that has often been unrelated to the operating performance of particular companies. As a result of this volatility, you may not be able to sell your securities at or above the price at which it was acquired. A loss of investor confidence in the market for the stocks of other companies which investors perceive to be similar to New Butterfly could depress our stock price regardless of our business, prospects, financial conditions or results of operations. A decline in the market price of our securities also could adversely affect our ability to issue additional securities and our ability to obtain additional financing in the future.
Longview may be the target of securities class action and derivative lawsuits that could result in substantial costs and may delay or prevent the Business Combination from being completed.
Securities class action lawsuits and derivative lawsuits are often brought against public companies that have entered into business combination agreements. Even if the lawsuits are without merit, defending against these claims can result in substantial costs and divert management time and resources. An adverse judgment could result in monetary damages, which could have a negative impact on Longview’s liquidity and financial condition. Additionally, if a plaintiff is successful in obtaining an injunction prohibiting completion of the Business Combination, then that injunction may delay or prevent the Business Combination from being completed, which may adversely affect Longview or Butterfly or, if the Business Combination is completed but delayed, New Butterfly’s business, financial position and results of operations.
As of the date of this proxy statement/prospectus, two lawsuits have been filed in connection with the Business Combination, and we cannot predict whether any additional lawsuits will be filed. These two suits are brought by purported stockholders of Longview and one of them was filed on behalf of the public stockholders of Longview against Longview and the Longview Board. The outcome of the litigations is uncertain. For additional information, see “Other Information Related to Longview — Legal Proceedings.’’
Following the Closing of the Business Combination, Longview will not have any right to make damage claims against Butterfly or Butterfly’s stockholders for the breach of any representation, warranty or covenant made by Butterfly in the Business Combination Agreement.
The Business Combination Agreement provides that the representations, warranties and covenants of the parties contained therein terminate at the Effective Time, except for those covenants that by their terms expressly contemplate performance after the Effective Time as well as the representations and warranties of Butterfly and Longview regarding investigation and exclusivity of representations and warranties. Accordingly, no claim for breach of any such representation, warranty, agreement or covenant, detrimental reliance or other right or remedy may be brought with respect thereto after the Effective Time, except for covenants to be performed in whole or in part after the Effective Time. As a result, Longview will have no remedy available to it if the Business Combination is consummated and it is later revealed that, at the time of the Business Combination, there was a breach of any of the representations, warranties and covenants made by Butterfly prior to the Effective Time.

Our ability to successfully effect the Business Combination and to be successful thereafter will be dependent upon the efforts of key personnel of New Butterfly, some of whom may be from Longview and Butterfly, and some of whom may join New Butterfly following the Business Combination. The loss of key personnel or the hiring of ineffective personnel after the Business Combination could negatively impact the operations and profitability of New Butterfly.
Our ability to successfully effect the Business Combination and be successful thereafter will be dependent upon the efforts of our key personnel. Although some of Longview’s key personnel may remain with New Butterfly in advisory positions following the Business Combination, we expect New Butterfly’s current management to remain in place. We cannot assure you that we will be successful in integrating and retaining such key personnel, or in identifying and recruiting additional key individuals we determine may be necessary following the Business Combination.
New Butterfly’s actual financial position and results of operations may differ materially from the unaudited pro forma financial information included in this proxy statement/prospectus.
The unaudited pro forma condensed combined financial information included in this proxy statement/prospectus is presented for illustrative purposes only and is not necessarily indicative of what New Butterfly’s actual financial position or results of operations would have been had the Business Combination been completed on the dates indicated. Accordingly, such pro forma financial information may not be indicative of New Butterfly’s future operating or financial performance and New Butterfly’s actual financial condition and results of operations may vary materially from our pro forma results of operations and balance sheet contained elsewhere in this proxy statement/prospectus, including as a result of such assumptions not being accurate. Additionally, the final acquisition accounting adjustments could differ materially from the unaudited pro forma adjustments presented in this proxy statement/prospectus. Any increase or decrease in the fair value of the assets acquired and liabilities assumed, as compared to the information shown herein, could also change the portion of the purchase consideration allocable to goodwill and could impact the operating results of New Butterfly following the Business Combination due to differences in the allocation of the purchase consideration, depreciation and amortization related to some of these assets and liabilities. The unaudited pro forma condensed combined financial information does not give effect to any anticipated synergies, operating efficiencies or cost savings that may be associated with the Business Combination. See “Unaudited Pro Forma Condensed Combined Financial Information” for more information.
We are an emerging growth company and a smaller reporting company within the meaning of the Securities Act, and if we take advantage of certain exemptions from disclosure requirements available to “emerging growth companies” or “smaller reporting companies,” this could make our securities less attractive to investors and may make it more difficult to compare our performance with other public companies.
We are an “emerging growth company” within the meaning of the Securities Act, as modified by the JOBS Act, and we may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies” including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved. As a result, our stockholders may not have access to certain information they may deem important. We could be an emerging growth company for up to five years, although circumstances could cause us to lose that status earlier, including if the market value of our common stock held by non-affiliates exceeds $700 million as of the end of any second quarter of a fiscal year, in which case we would no longer be an emerging growth company as of the last day of such fiscal year. We cannot predict whether investors will find our securities less attractive because we will rely on these exemptions. If some investors find our securities less attractive as a result of our reliance on these exemptions, the trading prices of our securities may be lower than they otherwise would be, there may be a less active trading market for our securities and the trading prices of our securities may be more volatile.
Further, Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a registration statement under the Securities Act declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such election to opt out is irrevocable. We have elected not to opt out of such extended transition period, which means that when a standard is issued or revised and it has different application dates for public or private companies, we, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of our financial statements with another public company that is not an emerging growth company or is an emerging growth company which has opted out of using the extended transition period difficult or impossible because of the potential differences in accounting standards used.
Additionally, we are a “smaller reporting company” as defined in Item 10(f)(1) of Regulation S-K. Smaller reporting companies may take advantage of certain reduced disclosure obligations, including, among other things, providing only two years of audited financial statements. We will remain a smaller reporting company until the last day of the fiscal year in which (i) the market value of our common stock held by non-affiliates is greater than or equal to $250 million as of the end of that fiscal year’s second fiscal quarter, and (ii) our annual revenues are greater than or equal to $100 million during the last completed fiscal year and the market value of our common stock held by non-affiliates exceeds $700 million as of the end of that fiscal year’s second fiscal quarter. To the extent we take advantage of such reduced disclosure obligations, it may also make comparison of our financial statements with other public companies difficult or impossible.
There can be no assurance that the New Butterfly Class A common stock issued in connection with the Business Combination will be approved for listing on the NYSE, or that we will be able to comply with the continued listing standards of the NYSE.
New Butterfly Class A common stock and warrants are expected to be listed on the NYSE following the Business Combination. New Butterfly’s continued eligibility for listing may depend on the number of our shares that are redeemed. If, after the Business Combination, the NYSE delists New Butterfly Class A common stock from trading on its exchange for failure to meet the listing standards, we and our stockholders could face significant material adverse consequences including:
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a limited availability of market quotations for our securities;

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a determination that New Butterfly Class A common stock is a “penny stock,” which will require brokers trading in New Butterfly Class A common stock to adhere to more stringent rules, possibly resulting in a reduced level of trading activity in the secondary trading market for New Butterfly Class A common stock;

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a limited amount of analyst coverage; and

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a decreased ability to issue additional securities or obtain additional financing in the future.

If New Butterfly fails to maintain an effective system of internal control over financial reporting, New Butterfly may not be able to accurately report its financial results or prevent fraud. As a result, New Butterfly stockholders could lose confidence in New Butterfly’s financial and other public reporting, which would harm its business and the trading price of the New Butterfly Class A common stock.
Effective internal control over financial reporting is necessary for New Butterfly to provide reliable financial reports and, together with adequate disclosure controls and procedures, is designed to prevent fraud. Any failure to implement required new or improved controls, or difficulties encountered in their implementation, could cause New Butterfly to fail to meet its reporting obligations. In addition, any testing by New Butterfly, as and when required, conducted in connection with Section 404 of the Sarbanes-Oxley Act (“Section 404”) or any subsequent testing by New Butterfly’s independent registered public accounting firm, as and when required, may reveal deficiencies in New Butterfly’s internal control over financial reporting that are deemed to be significant deficiencies or material weaknesses or that may require prospective or retroactive changes to its financial statements or identify other areas for further attention or improvement. Inferior internal controls could also cause investors to lose confidence in the New Butterfly’s reported financial information, which could have a negative effect on the trading price of the New Butterfly Class A common stock.
Pursuant to Section 404, New Butterfly will be required to furnish a report by its management on New Butterfly’s internal control over financial reporting. However, while New Butterfly remains an emerging growth company, New Butterfly will not be required to include an attestation report on internal control over financial reporting issued by its independent registered public accounting firm. To achieve compliance with Section 404 within the prescribed period, New Butterfly will be engaged in a process to document and evaluate its internal control over financial reporting, which is both costly and challenging. In this regard, New Butterfly will need to dedicate internal resources, potentially engage outside consultants and adopt a detailed work plan to assess and document the adequacy of internal control over financial reporting, take steps to improve control processes as appropriate, validate through testing that controls are functioning as documented and implement a continuous reporting and improvement process for internal control over financial reporting. Despite its efforts, there is a risk that neither New Butterfly, nor New Butterfly’s independent registered public accounting firm once New Butterfly is required to obtain an attestation report on internal control over financial reporting from such firm, will be able to conclude within the prescribed timeframe that New Butterfly’s internal control over financial reporting is effective as required by Section 404. This could result in an adverse reaction in the financial markets due to a loss of confidence in the reliability of the New Butterfly’s financial statements.
If third parties bring claims against us, the proceeds held in the Trust Account could be reduced and the per share redemption amount received by stockholders may be less than $10.00 per share (which was the offering price in our initial public offering).
Our placing of funds in the Trust Account may not protect those funds from third-party claims against us. Although we will seek to have all vendors, service providers (other than our independent registered public accounting firm), prospective target businesses and other entities with which we do business execute agreements with us waiving any right, title, interest or claim of any kind in or to any monies held in the Trust Account for the benefit of our public stockholders, such parties may not execute such agreements, or even if they execute such agreements they may not be prevented from bringing claims against the Trust Account, including, but not limited to, fraudulent inducement, breach of fiduciary responsibility or other similar claims, as well as claims challenging the enforceability of the waiver, in each case in order to gain an advantage with respect to a claim against our assets, including the funds held in the Trust Account. If any third party refuses to execute an agreement waiving such claims to the monies held in the Trust Account, our management will perform an analysis of the alternatives available to it and will only enter into an agreement with a third party that has not executed a waiver if management believes that such third party’s engagement would be significantly more beneficial to us than any alternative.
Examples of possible instances where we may engage a third party that refuses to execute a waiver include the engagement of a third party consultant whose particular expertise or skills are believed by management to be significantly superior to those of other consultants that would agree to execute a waiver or in cases where management is unable to find a service provider willing to execute a waiver. In addition, there is no guarantee that such entities will agree to waive any claims they may have in the future as a result of, or arising out of, any negotiations, contracts or agreements with us and will not seek recourse against the Trust Account for any reason. Upon redemption of our public shares, if we are unable to complete the Business Combination within the prescribed time frame, or upon the exercise of a redemption right in connection with the Business Combination, we will be required to provide for payment of claims of creditors that were not waived that may be brought against us within the ten years following redemption. Accordingly, the per share redemption amount received by public stockholders could be less than the $10.00 per share initially held in the Trust Account, due to claims of such creditors. We have not independently verified whether the Sponsor has sufficient funds to satisfy its indemnity obligations to us and believe that the Sponsor’s only assets are securities of Longview and, therefore, the Sponsor may not be able to satisfy those obligations. We have not asked the Sponsor to reserve for such obligations. As a result, if any such claims were successfully made against the Trust Account, the funds available for the Business Combination and redemptions could be reduced to less than $10.00 per public share. In such event, we may not be able to complete the Business Combination, and you would receive such lesser amount per public share in connection with any redemption of your public shares. None of our officers or directors will indemnify us for claims by third parties including, without limitation, claims by vendors and prospective target businesses.
Our directors may decide not to enforce the indemnification obligations of our Sponsor, resulting in a reduction in the amount of funds in the Trust Account available for distribution to our public stockholders.
Our Sponsor has agreed that it will be liable to us if and to the extent any claims by a third party for services rendered or products sold to us, or a prospective target business with which we have discussed entering into a transaction agreement, reduce the amount of funds in the Trust Account to below (i) $10.00 per public share and (ii) such lesser amount per public share held in the Trust Account as of the date of the liquidation of the Trust Account due to reductions in the value of the trust assets, in each case net of the interest which may be withdrawn to pay franchise and income taxes (less up to $100,000 of interest to pay dissolution expenses), except as to any claims by a third party who executed a waiver of any and all rights to seek access to the Trust Account and except as to any claims under our indemnity of the underwriters of our initial public offering against certain liabilities, including liabilities under the Securities Act. Moreover, in the event that an executed waiver is deemed to be unenforceable against a third party, our Sponsor will not be responsible to the extent of any liability for such third party claims. While we currently expect that our independent directors would take legal action on our behalf against the Sponsor to enforce its indemnification obligations to us, it is possible that our independent directors in exercising their business judgment and subject to their fiduciary duties may choose not to do so in certain instances. If our independent directors choose not to enforce these indemnification obligations, the amount of funds in the Trust Account available for distribution to our public stockholders may be reduced below $10.00 per share.
If, before distributing the proceeds in the Trust Account to our public stockholders, we file a bankruptcy petition or an involuntary bankruptcy petition is filed against us that is not dismissed, the claims of creditors in such proceeding may have priority over the claims of our stockholders and the per share amount that would otherwise be received by our stockholders in connection with our liquidation may be reduced.
If, before distributing the proceeds in the Trust Account to our public stockholders, we file a bankruptcy petition or an involuntary bankruptcy petition is filed against us that is not dismissed, the proceeds held in the Trust Account could be subject to applicable bankruptcy law, and may be included in our bankruptcy estate and subject to the claims of third parties with priority over the claims of our stockholders. To the extent any bankruptcy claims deplete the Trust Account, the per share amount that would otherwise be received by our stockholders in connection with our liquidation would be reduced.
If, after we distribute the proceeds in the Trust Account to our public stockholders, we file a bankruptcy petition or an involuntary bankruptcy petition is filed against us that is not dismissed, a bankruptcy court may seek to recover such proceeds, and the members of the Longview Board may be viewed as having breached their fiduciary duties to our creditors, thereby exposing members of the Longview Board and us to claims of punitive damages.
The Current Charter states that we must complete our initial business combination by May 26, 2022. If we have not completed an initial business combination by then (or such later date as our stockholders may approve in accordance with the Current Charter), we will: (i) cease all operations except for the purpose of winding up; (ii) as promptly as reasonably possible but not more than 10 business days thereafter, redeem 100% of the public shares, at a per share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest earned on the funds held in the Trust Account and not previously released to us to pay our franchise and income taxes (less up to $100,000 of interest to pay dissolution expenses), divided by the number of then outstanding public shares, which redemption will completely extinguish public stockholders’ rights as stockholders (including the right to receive further liquidating distributions, if any); and (iii) as promptly as reasonably possible following such redemption, subject to the approval of our remaining stockholders and the Longview Board, liquidate and dissolve, subject in each case to our obligations under Delaware law to provide for claims of creditors and the requirements of other applicable law. In such case, our public stockholders may only receive approximately $10.00 per share and our warrants will expire worthless.
If, after we distribute the proceeds in the Trust Account to our public stockholders, we file a bankruptcy petition or an involuntary bankruptcy petition is filed against us that is not dismissed, any distributions received by stockholders could be viewed under applicable debtor/creditor and/or bankruptcy laws as either a “preferential transfer” or a “fraudulent conveyance.” As a result, a bankruptcy court could seek to recover some or all amounts received by our stockholders. In addition, the Longview Board may be viewed as having breached its fiduciary duty to our creditors and/or having acted in bad faith by paying public stockholders from the Trust Account prior to addressing the claims of creditors, thereby exposing itself and us to claims of punitive damages.
Our stockholders may be held liable for claims by third parties against us to the extent of distributions received by them upon redemption of their shares.
Our stockholders may be held liable for claims by third parties against us to the extent of distributions received by them upon redemption of their shares. Under the DGCL, stockholders may be held liable for claims by third parties against a corporation to the extent of distributions received by them in a dissolution. The pro rata portion of our Trust Account distributed to our public stockholders upon the redemption of our public shares in the event we do not complete our initial business combination within 24 months from the closing of our initial public offering may be considered a liquidating distribution under Delaware law. If a corporation complies with certain procedures set forth in Section 280 of the DGCL intended to ensure that it makes reasonable provision for all claims against it, including a 60-day notice period during which any third-party claims can be brought against the corporation, a 90-day period during which the corporation may reject any claims brought, and an additional 150-day waiting period before any liquidating distributions are made to stockholders, any liability of stockholders with respect to a liquidating distribution is limited to the lesser of such stockholder’s pro rata share of the claim or the amount distributed to the stockholder, and any liability of the stockholder would be barred after the third anniversary of the dissolution. However, it is our intention to redeem our public shares as soon as reasonably possible following the 24th month from the closing of our initial public offering in the event we do not complete our initial business combination and, therefore, we do not intend to comply with those procedures.
Because we do not intend to comply with Section 280, Section 281(b) of the DGCL requires us to adopt a plan, based on facts known to us at such time that will provide for our payment of all existing and pending claims or claims that may be potentially brought against us within the 10 years following our dissolution. However, because we are a blank check company, rather than an operating company, and our operations are limited to searching for prospective target businesses to acquire, the only likely claims to arise would be from our vendors (such as lawyers, investment bankers, consultants, etc.) or prospective target businesses. If our plan of distribution complies with Section 281(b) of the DGCL, any liability of stockholders with respect to a liquidating distribution is limited to the lesser of such stockholder’s pro rata share of the claim or the amount distributed to the stockholder, and any liability of the stockholder would likely be barred after the third anniversary of the dissolution.
We cannot assure you that we will properly assess all claims that may be potentially brought against us. As such, our stockholders could potentially be liable for any claims to the extent of distributions received by them (but no more) and any liability of our stockholders may extend beyond the third anniversary of such date. Furthermore, if the pro rata portion of our Trust Account distributed to our public stockholders upon the redemption of our public shares in the event we do not complete our initial business combination within 24 months from the closing of our initial public offering is not considered a liquidating distribution under Delaware law and such redemption distribution is deemed to be unlawful, then pursuant to Section 174 of the DGCL, the statute of limitations for claims of creditors could then be six years after the unlawful redemption distribution, instead of three years, as in the case of a liquidating distribution.
If our stockholders fail to comply with the redemption requirements specified in this proxy statement/prospectus, they will not be entitled to redeem their shares of Longview Class A common stock for a pro rata portion of the Trust Account.
Holders of public shares are not required to affirmatively vote against the Business Combination Proposal in order to exercise their rights to redeem their shares for a pro rata portion of the Trust Account. In order to exercise their redemption rights, they are required to submit a request in writing and deliver their stock (either physically or electronically) to the Transfer Agent by 5:00 p.m., New York City time, on February 10, 2021. Stockholders electing to redeem their shares will receive their pro rata portion of the funds held in the Trust Account, including interest earned on the funds held in the Trust Account and not previously released to us to pay our franchise and income taxes, calculated as of two business days prior to the anticipated consummation of the Business Combination.
The ability of Longview stockholders to exercise redemption rights with respect to a large number of shares could increase the probability that the Business Combination would be unsuccessful and that stockholders would have to wait for liquidation in order to redeem their stock.
At the time we entered into the Business Combination Agreement and related agreements for the Business Combination, we did not know how many stockholders would exercise their redemption rights, and therefore we structured the Business Combination based on our expectations as to the number of shares that will be submitted for redemption. The Business Combination Agreement requires us to have at least $250 million of aggregate cash proceeds comprising (i) the aggregate cash proceeds available for release to any Longview Party from the Trust Account in connection with the transactions contemplated by the Business Combination Agreement (after giving effect to any redemptions of public shares, if any), (ii) the aggregate cash proceeds actually received by Longview with respect to the PIPE Financing and (iii) the aggregate cash proceeds, if any, actually received by Longview in connection with the Forward Purchase. The above considerations may limit our ability to complete the Business Combination or optimize our capital structure.
If you or a “group” of stockholders of which you are a part are deemed to hold in excess of 15% of the Longview Class A common stock, you (or, if a member of such a group, all of the members of such group in the aggregate) will lose the ability to redeem all such shares in excess of 15% of Longview Class A common stock.
A public stockholder, together with any of his, her or its affiliates or any other person with whom such stockholder is acting in concert or as a “group” (as defined under Section 13 of the Exchange Act), will be restricted from redeeming its shares with respect to more than an aggregate of 15% of the Longview Class A common stock, or the “Excess Shares,” without Longview’s prior consent. However, the stockholders’ ability to vote all of their shares (including Excess Shares) for or against the Business Combination will not be restricted. Your inability to redeem the Excess Shares will reduce your influence over Longview’s ability to consummate the Business Combination and you could suffer a material loss on your investment in Longview if you sell such Excess Shares in open market transactions. Additionally, you will not receive redemption distributions with respect to such Excess Shares if Longview consummates the Business Combination. As a result, you will continue to hold that number of shares exceeding 15% of the Class A common stock and, in order to dispose of such Excess Shares, would be required to sell your stock in open market transactions, potentially at a loss.
Longview does not have a specified maximum redemption threshold. The absence of such a redemption threshold may make it possible for us to complete the Business Combination even if a substantial majority of Longview’s stockholders do not agree.
Longview’s existing governance documents do not provide a specified maximum redemption threshold, except that Longview will only redeem public shares so long as, after payment of the deferred underwriting commissions and after such redemptions, Longview’s net tangible assets will be at least $5,000,001 after giving effect to the Transactions (as determined in accordance with Rule 3a51-1(g)(1) of the Exchange Act).
As a result, Longview may be able to complete the Business Combination even though a substantial majority of public stockholders do not agree with the transaction and have redeemed their shares or have entered into privately negotiated agreements to sell their shares to the Sponsor, officers, directors, advisors or any of their affiliates. Longview will file or submit a Current Report on Form 8-K to disclose any material arrangements entered into or significant purchases made by any of the aforementioned persons that would affect the vote on the proposals to be put to the Special Meeting or the redemption threshold. Any such report will include descriptions of any arrangements entered into or significant purchases by any of the aforementioned persons. In the event the aggregate cash consideration we would be required to pay for all shares of Longview common stock that are validly submitted for redemption plus any amount required to satisfy the Aggregate Transaction Proceeds Condition pursuant to the terms of the Business Combination Agreement exceeds the aggregate amount of cash available to us, we will not complete the Business

Combination or redeem any shares, all shares of common stock submitted for redemption will be returned to the holders thereof, and we instead may search for an alternate business combination.
The Business Combination is subject to conditions, including certain conditions that may not be satisfied on a timely basis, if at all.
The completion of the Business Combination is subject to a number of conditions. The completion of the Business Combination is not assured and is subject to risks, including the risk that approval of the Business Combination by Longview stockholders is not obtained or that there are not sufficient funds in the Trust Account, in each case subject to certain terms specified in the Business Combination Agreement (as described under “The Business Combination Agreement — Conditions to Closing”), or that other Closing conditions are not satisfied. If Longview does not complete the Business Combination, Longview could be subject to several risks, including:
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the parties may be liable for damages to one another under the terms and conditions of the Business Combination Agreement;

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negative reactions from the financial markets, including declines in the price of Longview Class A common stock due to the fact that current prices may reflect a market assumption that the Business Combination will be completed; and

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the attention of our management will have been diverted to the Business Combination rather than the pursuit of other opportunities in respect of an initial business combination.

The exercise of Longview’s directors’ and executive officers’ discretion in agreeing to changes or waivers in the terms of the Business Combination may result in a conflict of interest when determining whether such changes to the terms of the Business Combination or waivers of conditions are appropriate and in Longview’s stockholders’ best interest.
In the period leading up to the Closing of the Business Combination, events may occur that, pursuant to the Business Combination Agreement, would require Longview to agree to amend the Business Combination Agreement, to consent to certain actions taken by Butterfly or to waive rights that Longview is entitled to under the Business Combination Agreement. Such events could arise because of changes in the course of Butterfly’s business, a request by Butterfly to undertake actions that would otherwise be prohibited by the terms of the Business Combination Agreement or the occurrence of other events that would entitle Longview to terminate the Business Combination Agreement. In any of such circumstances, it would be at Longview’s discretion, acting through the Longview Board, to grant its consent or waive those rights. The existence of financial and personal interests of one or more of the directors or officers described in the preceding risk factors may result in a conflict of interest on the part of such director(s) or officer(s) between what he or they may believe is best for Longview and its stockholders and what he or they may believe is best for himself or themselves in determining whether or not to take the requested action. For example, members of the Longview Board each hold founders shares, which were transferred to them by our Sponsor in April 2020 and which our Sponsor purchased for approximately $0.0024 per share prior to our initial public offering. In addition, certain members of the Longview Board are affiliated with Glenview Capital and our Sponsor. In the event we are unable to consummate the Business Combination or to complete an initial business combination by May 26, 2022, our Sponsor will lose all of its investment in Longview. For additional information see “Certain Relationships and Related Party Transactions — Longview.” As of the date of this proxy statement/prospectus, Longview does not believe there will be any changes or waivers that Longview’s directors and executive officers would be likely to make after stockholder approval of the Business Combination Proposal has been obtained. While certain changes could be made without further stockholder approval, Longview will circulate a new or amended proxy statement/prospectus and resolicit Longview’s stockholders if changes to the terms of the transaction that would have a material impact on its stockholders are required prior to the vote on the Business Combination Proposal.
Longview may waive one or more of the conditions to the consummation of the Transactions without stockholder approval.
Longview may determine to waive, in whole or in part, one or more of the conditions to its obligation to consummate the Transactions, to the extent permitted by applicable law. If Longview waives the satisfaction of a material condition to the consummation of the Transactions, Longview will evaluate the appropriate facts and circumstances at that time and re-solicit stockholder approvals of the Business Combination Proposal if required to do so by applicable law or the rules of the NYSE. In some cases, if the Longview Board determines that such waiver or its effect on Longview’s stockholders does not rise to the level of materiality that would require re-solicitation of proxies pursuant to applicable law or the rules of the NYSE, the consequence of such waiver would be that Longview would complete the Transactions without seeking further stockholder approval.
For example, it is a condition to Longview’s obligations to close the Business Combination that Butterfly will have performed and complied in all material respects with the covenants and agreements required to be performed or complied with by Butterfly under the Business Combination Agreement. However, if the Longview Board determines that a given breach by Butterfly of this obligation does not rise to the level of materiality that would require re-solicitation of proxies, then the Longview Board may elect to waive that condition and close the Business Combination. Any determination to waive any condition to its obligations to consummate the Transactions or as to re-soliciting Longview stockholder approval or amending the proxy statement/prospectus as a result of a waiver will be made by the Longview Board at the time of such waiver based on the facts and circumstances as they exist at that time.
Risks Related to Butterfly’s Financial Condition and Capital Requirements
Butterfly has a limited operating history on which to assess the prospects for its business, has generated limited revenue from sales of its products, and has incurred losses since inception. Butterfly anticipates that it will continue to incur significant losses for at least the next several years as it continues to commercialize its existing products and services and seeks to develop and commercialize new products and services.
Since inception, Butterfly has devoted substantially all of its financial resources to develop its products and related services. Butterfly has financed its operations primarily through the issuance of equity and convertible debt securities. Butterfly has generated limited revenue from the sale of its products and services to date and has incurred significant losses. The amount of Butterfly’s future net losses will depend, in part, on sales and on-going development of its products and related services, the rate of its future expenditures and its ability to obtain funding through the issuance of New Butterfly securities, strategic collaborations or grants. Butterfly expects to continue to incur significant losses for at least the next several years as it continues to commercialize its existing products and services and seeks to develop and commercialize new products and services. Butterfly anticipates that its expenses will increase substantially if and as Butterfly:
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continues to build its sales, marketing and distribution infrastructure to commercialize its products and services;

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continues to develop its products and services;

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seeks to identify, assess, acquire, license and/or develop other products and services and subsequent generations of its current products and services;

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seeks to maintain, protect and expand its intellectual property portfolio;

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seeks to attract and retain skilled personnel; and

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supports its operations as a public company.

Butterfly’s ability to generate future revenue from product and service sales depends heavily on Butterfly’s success in many areas, including but not limited to:
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launching and commercializing current and future products and services, either directly or in conjunction with one or more collaborators or distributors;

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obtaining and maintaining regulatory approval with respect to each of its products and maintaining regulatory compliance throughout relevant jurisdictions;

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maintaining clinical and economical value for end-users and customers in changing environments;

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addressing any competing technological and market developments;

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negotiating favorable terms in any collaboration, licensing or other arrangements into which Butterfly may enter;

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establishing and maintaining distribution relationships with third-parties that can provide adequate (in amount and quality) infrastructure to support market demand for Butterfly’s products; and

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maintaining, protecting and expanding Butterfly’s portfolio of intellectual property rights, including patents, trade secrets and know-how.

Butterfly has incurred significant losses since inception. As such, you cannot rely upon Butterfly’s historical operating performance to make an investment or voting decision regarding Butterfly.
Since Butterfly’s inception, Butterfly has engaged in research and development activities and launched its first product, Butterfly iQ, in the fourth quarter of 2018, and its second product, Butterfly iQ+, in 2020. Since commercialization of the Butterfly iQ, Butterfly has also engaged in the continued development and sales of its enterprise software. Butterfly has financed its operations primarily through the issuance of equity securities and convertible debt, and has incurred net losses of $139.8 million and $59.5 million in the nine months ended September 30, 2020 and 2019, respectively, and net losses of $99.7 million and $50.8 million in the years ended December 31, 2019 and 2018, respectively. Butterfly’s accumulated deficit as of September 30, 2020 was $371.9 million. Butterfly does not know whether or when it will become profitable. Butterfly’s ability to generate revenue and achieve profitability depends upon its ability to accelerate the commercialization of its products and service offerings in line with the demand from new partnerships and its aggressive business strategy. Butterfly may be unable to achieve any or all of these goals.
Butterfly may need to raise additional funding to expand the commercialization of its products and services and to expand its research and development efforts. This additional financing may not be available on acceptable terms, or at all. Failure to obtain this necessary capital when needed may force Butterfly to delay, limit or terminate its product commercialization or development efforts or other operations.
Butterfly’s operations have consumed substantial amounts of cash since inception. Butterfly expects to expend substantial additional amounts to commercialize its products and services and to develop new products and services. Butterfly expects to use the funds received in connection with the Business Combination to scale its operations, develop new products and services, expand internationally, and for working capital and general corporate purposes. Butterfly may require additional capital to expand the commercialization of its existing products and services and to develop new products and services. In addition, Butterfly’s operating plans may change as a result of many factors that may currently be unknown to Butterfly, and Butterfly may need to seek additional funds sooner than planned.
Butterfly cannot guarantee that future financing will be available in sufficient amounts or on terms acceptable to Butterfly, if at all. Moreover, the terms of any future financing may adversely affect the holdings or the rights of New Butterfly’s stockholders and the issuance of additional securities, whether equity or debt, by New Butterfly, or the possibility of such issuance, may cause the market price of New Butterfly common stock to decline. The incurrence of indebtedness could result in increased fixed payment obligations, and New Butterfly may be required to agree to certain restrictive covenants, such as limitations on its ability to incur additional debt, limitations on its ability to acquire, sell or license intellectual property rights and other operating restrictions that could adversely impact Butterfly’s ability to conduct its business. Butterfly could also be required to seek funds through arrangements with collaborative partners or otherwise at an earlier stage than otherwise would be desirable, and Butterfly may be required to relinquish rights to some of its technologies or products or otherwise agree to terms that are unfavorable to Butterfly, any of which may have a material adverse effect on Butterfly’s business, operating results and prospects. In addition, raising additional capital through the issuance of equity or convertible debt securities would cause dilution to holders of New Butterfly’s equity securities, and may affect the rights of then-existing holders of New Butterfly equity securities. Even if Butterfly believes that it has sufficient funds for its current or future operating plans, Butterfly may seek additional capital if market conditions are favorable or if Butterfly has specific strategic considerations.

Butterfly’s independent registered public accounting firm has expressed doubt about Butterfly’s ability to continue as a going concern.
Based on Butterfly’s recurring losses and expectations to incur significant expenses and negative cash flows for the foreseeable future, Butterfly’s independent registered public accounting firm has included an explanatory paragraph in its report on Butterfly’s financial statements as of and for the years ended December 31, 2019 and December 31, 2018 expressing substantial doubt about Butterfly’s ability to continue as a going concern. If the Business Combination is not completed, Butterfly will require significant additional funding to continue its operations. If Butterfly is unable to continue as a going concern, it may be forced to liquidate its assets and the values it receives for its assets in liquidation or dissolution could be significantly lower than the values reflected in its financial statements.
Risks Related to Butterfly’s Business and Operations
Butterfly’s success depends upon market acceptance of its products and services, its ability to develop and commercialize existing and new products and services and generate revenues, and its ability to identify new markets for its technology.
Butterfly has developed, and is engaged in the development of, ultrasound imaging solutions using its ultrasound-on-a-semiconductor-chip technology. Butterfly is commercializing Butterfly iQ+ point-of-care ultrasound imaging devices. Butterfly’s success will depend on the acceptance of its products and services in the U.S. and international healthcare markets. Butterfly is faced with the risk that the marketplace will not be receptive to its products and services over competing products, including traditional cart-based ultrasound devices used in hospitals, imaging centers and physicians’ offices, and that Butterfly will be unable to compete effectively. Factors that could affect Butterfly’s ability to successfully commercialize its current products and services and to commercialize any potential future products and services include:
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challenges of developing (or acquiring externally-developed) technology solutions that are adequate and competitive in meeting the requirements of next-generation design challenges; and

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dependence upon physicians’ and other healthcare practitioners’ acceptance of Butterfly’s products.

Butterfly cannot assure investors that its current products and services or any future products and services will gain broad market acceptance. If the market for Butterfly’s current products and services or any future products and services fails to develop or develops more slowly than expected, or if any of the services and standards supported by Butterfly do not achieve or sustain market acceptance, its business and operating results would be materially and adversely affected.
Medical device development is costly and involves continual technological change, which may render Butterfly’s current or future products obsolete.
The market for point-of-care medical devices is characterized by rapid technological change, medical advances and evolving industry standards. Any one of these factors could reduce the demand for Butterfly’s devices or services or require substantial resources and expenditures for research, design and development to avoid technological or market obsolescence.
Butterfly’s success will depend on its ability to enhance its current technology, services and systems and develop or acquire and market new technologies to keep pace with technological developments and evolving industry standards, while responding to changes in customer needs. A failure to adequately develop or acquire device enhancements or new devices that will address changing technologies and customer requirements adequately, or to introduce such devices on a timely basis, may have a material adverse effect on Butterfly’s business, financial condition and results of operations.
Butterfly might have insufficient financial resources to improve existing devices, advance technologies and develop new devices at competitive prices. Technological advances by one or more competitors or future entrants into the field may result in Butterfly’s current devices becoming non-competitive or obsolete, which may decrease revenues and profits and adversely affect Butterfly’s business and results of operations.
Butterfly may encounter significant competition across its existing and future planned products and services and in each market in which Butterfly sells or plans to sell its products and services from various companies, many of which have greater financial and marketing resources than Butterfly. Butterfly’s primary competitors include General Electric, Phillips Healthcare, Canon Medical Systems (f/k/a Toshiba), Hitachi and Siemens Healthineers, which, per IHI Markit data, are the top five manufacturers of legacy cart-based incumbent ultrasound devices.
In addition, Butterfly’s competitors, which are well-established manufacturers with significant resources, may engage in aggressive marketing tactics. Competitors may also possess the ability to commercialize additional lines of products, bundle products or offer higher discounts and incentives to customers in order to gain a competitive advantage. If the prices of competing products are lowered as a result, Butterfly may not be able to compete effectively.
Butterfly will be dependent upon the success of its sales and customer acquisition and retention strategies.
Butterfly’s business is dependent upon the success of its sales and customer acquisition and retention strategies, and Butterfly’s marketing efforts are focused on developing a strong reputation with healthcare providers and increasing awareness of its products and services. If Butterfly fails to maintain a high quality of service or a high quality of device technology, it may fail to retain existing users or add new users. If Butterfly does not successfully continue its sales efforts and promotional activities, particularly to health systems and large institutions, or if existing users decrease their level of engagement, Butterfly’s revenue, financial results and business may be significantly harmed. Butterfly’s future success depends upon continued expansion of its commercial operations in the United States and internationally, as well as entering additional markets to commercialize its products and services. Butterfly believes that its growth will depend on the further development and commercialization of its current products and services, which it anticipates may eventually be used by nearly all targeted individuals, and, regulatory approval of its future products and services. If Butterfly fails to expand the use of its products and services in a timely manner, it may not be able to expand its market share or to grow its revenue. Butterfly’s financial performance will be substantially dictated by its success in adding, retaining and engaging active users of its products. If customers do not perceive Butterfly’s products or services to be useful, reliable and trustworthy, Butterfly may not be able to attract or retain customers or otherwise maintain or increase the frequency and duration of their engagement. As Butterfly’s business model is predicated on both hardware and software sales, there is risk that any decline in software renewal rates will adversely impact Butterfly’s business. To date, utilization of Butterfly’s software has varied across different medical specialties, but usage does not directly correlate to renewal of subscriptions, as different medical specialties interact with the device in different ways depending on their clinical focus and routine. A decrease in customer retention, growth or engagement with Butterfly’s products and services may have a material and adverse impact on Butterfly’s revenue, business, financial condition and results of operations.
Any number of factors could negatively affect customer retention, growth and engagement, including:
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customers increasingly engaging with competing products;

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failure to introduce new and improved products and services;

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inability to continue to develop products for mobile devices that customers find engaging, that work with a variety of mobile operating systems and networks and that achieve a high level of market acceptance;

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changes in customer sentiment about the quality or usefulness of Butterfly’s products and services or concerns related to privacy and data sharing, safety, security or other factors;

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inability to manage and prioritize information to ensure customers are presented with content that is engaging, useful and relevant to them;

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adverse changes in Butterfly’s products that are mandated by legislation or regulatory agencies, both in the United States and internationally; or

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technical or other problems preventing Butterfly from delivering products or services in a rapid and reliable manner or otherwise affecting the user experience.

If Butterfly does not successfully manage the development and launch of new products, Butterfly will not meet the long term forecasts it presented to Longview and its business, operating and financial results and condition could be adversely affected.
Butterfly aims to expand its product line into remote patient monitoring, including with wearable products. Butterfly faces risks associated with launching such new products. If Butterfly encounters development or manufacturing challenges or discovers errors during its product development cycle, the product launch dates of new products may be delayed, which will cause delays in Butterfly’s ability to achieve its forecasted results. The expenses or losses associated with unsuccessful product development or launch activities or lack of market acceptance of Butterfly’s new products could adversely affect its business or financial condition.
Butterfly expects to generate an increasing portion of its revenue internationally in the future and may become subject to various additional risks relating to its international activities, which could adversely affect its business, operating results and financial condition.
During 2019 and for the nine months ended September 30, 2020, approximately 13% and 28%, respectively, of Butterfly’s product and service revenue was generated from customers located outside of the United States. Butterfly believes that a substantial percentage of its future revenue will come from international sources as Butterfly expands its sales and marketing opportunities internationally. Butterfly has limited experience operating internationally and engaging in international business involves a number of difficulties and risks, including:
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the challenges associated with building local brand awareness, obtaining local key opinion leader support and clinical support, implementing reimbursement strategies and building local marketing and sales teams;

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required compliance with foreign regulatory requirements and laws, including regulations and laws relating to patient data and medical devices;

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trade relations among the United States and those foreign countries in which our current or future customers, distributors, manufacturers and suppliers have operations, including protectionist measures such as tariffs and import or export licensing requirements, whether imposed by the United States or such foreign countries, in particular the strained trade relations between United States and China since 2018;

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difficulties and costs of staffing and managing foreign operations;

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difficulties protecting, procuring or enforcing intellectual property rights internationally;

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required compliance with anti-bribery laws, such as the U.S. Foreign Corrupt Practices Act, data privacy requirements, labor laws and anti-competition regulations;

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laws and business practices that may favor local companies;

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longer payment cycles and difficulties in enforcing agreements and collecting receivables through certain foreign legal systems;

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political and economic instability; and

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potentially adverse tax consequences, tariffs, customs charges, bureaucratic requirements and other trade barriers.

If Butterfly dedicates significant resources to its international operations and is unable to manage these risks effectively, Butterfly’s business, operating results and financial condition may be adversely affected.
Butterfly is subject to export and import control laws and regulations that could impair its ability to compete in international markets or subject Butterfly to liability if Butterfly violates such laws and regulations.
Butterfly is required to comply with export and import control laws, which may affect Butterfly’s ability to enter into or complete transactions with certain customers, business partners, and other persons. In certain circumstances, export control regulations may prohibit the export of certain products, services, and technologies. Butterfly may be required to obtain an export license before exporting a controlled item, and granting of a required license cannot be assured. Compliance with the import laws that apply to Butterfly’s businesses may restrict Butterfly’s access to, and may increase the cost of obtaining, certain products and could interrupt its supply of imported inventory.
Exported technologies necessary to develop and manufacture certain products are subject to U.S. export control laws and similar laws of other jurisdictions. Butterfly may be subject to adverse regulatory consequences, including government oversight of facilities and export transactions, monetary penalties, and other sanctions for violations of these laws. In certain instances, these regulations may prohibit Butterfly from developing or manufacturing certain of its products for specific applications outside the United States. Failure to comply with any of these laws and regulations could result in civil and criminal, monetary, and nonmonetary penalties; disruptions to Butterfly’s business; limitations on Butterfly’s ability to import and export products and services; or damage to Butterfly’s reputation.
If Butterfly experiences decreasing prices for its products and is unable to reduce its expenses, including the per unit cost of producing its products, there may be a material adverse effect on Butterfly’s business, results of operations, financial condition and cash flows.
Butterfly may experience decreasing prices for its products due to pricing pressure from managed care organizations and other third-party payors and suppliers, increased market power of its payors as the medical device industry consolidates, and increased competition among suppliers, including manufacturing services providers. If the prices for Butterfly’s products and services decrease and Butterfly is unable to reduce its expenses, including the cost of sourcing materials, logistics and the cost to manufacture its products, Butterfly’s business, results of operations, financial condition and cash flows may be adversely affected. To the extent that Butterfly engages in enterprise sales, it may be subject to procurement discounts, which could have a negative impact on the prices of its products.
If Butterfly is unable to attract, recruit, train, retain, motivate and integrate key personnel, Butterfly may not achieve its goals.
Butterfly’s future success depends on its ability to attract, recruit, train, retain, motivate and integrate key personnel, including Butterfly’s Founder and Chairman, Dr. Jonathan Rothberg, and its incoming President and Chief Executive Officer, Todd M. Fruchterman, M.D., Ph.D., as well as its recently expanded management team and its research and development, manufacturing, software engineering and sales and marketing personnel. Competition for qualified personnel is intense.
Butterfly believes that its management team must be able to act decisively to apply and adapt its business model in the rapidly changing markets in which it will compete. In addition, Butterfly relies upon technical and scientific employees or third-party contractors to effectively establish, manage and grow its business. Consequently, Butterfly believes that its future viability will depend largely on its ability to attract and retain highly skilled managerial, sales, scientific and technical personnel. In order to do so, Butterfly may need to pay higher compensation or fees to its employees or consultants than it currently expects, and such higher compensation payments may have a negative effect on its operating results. Competition for experienced, high-quality personnel is intense, and Butterfly cannot assure investors that it will be able to recruit and retain such personnel. Butterfly’s growth depends, in particular, on attracting and retaining highly-trained sales personnel with the necessary technical background and ability to understand Butterfly’s products and services at a technical level to effectively identify and sell to potential new customers and develop new products. Because of the technical nature of Butterfly’s products and the dynamic market in which Butterfly competes, any failure to attract, recruit, train, retain, motivate and integrate qualified personnel could materially harm its operating results and growth prospects.
Butterfly will need to expand its organization, and it may experience difficulties in recruiting needed additional employees and consultants, which could disrupt its operations.
As Butterfly’s development and commercialization plans and strategies develop, Butterfly will need additional managerial, operational, sales, marketing, financial, legal and other resources. The competition for qualified personnel in the medical device industry is intense. Due to this intense competition, Butterfly may be unable to attract and retain the qualified personnel necessary for the development of its business or to recruit suitable replacement personnel.
Butterfly’s management may need to divert a disproportionate amount of its attention away from Butterfly’s day-to-day activities and devote a substantial amount of time to managing these growth activities. Butterfly may not be able to effectively manage the expansion of its operations, which may result in weaknesses in its infrastructure, operational mistakes, loss of business opportunities, loss of employees and reduced productivity among remaining employees. Butterfly’s expected growth could require significant capital expenditures and may divert financial resources from other projects, such as the development of additional products. If Butterfly’s management is unable to effectively manage its growth, its expenses may increase more than expected, its ability to generate and/or grow revenue could be reduced and it may not be able to implement its business strategy. Butterfly’s future financial performance and its ability to commercialize products and services and compete effectively will depend, in part, on its ability to effectively manage any future growth.
Butterfly has limited experience in marketing and selling its products and related services, and if Butterfly is unable to successfully commercialize its products and related services, Butterfly’s business and operating results will be adversely affected.
Butterfly has limited experience marketing and selling its products and related services. Butterfly currently sells its products to healthcare practitioners through eCommerce and enterprise sales. Future sales of Butterfly’s products will depend in large part on its ability to effectively market and sell its products and services, successfully manage and expand its sales force, and increase the scope of its marketing efforts. Butterfly may also enter into additional distribution arrangements in the future. Because Butterfly has limited experience in marketing and selling its products, Butterfly’s ability to forecast demand, the infrastructure required to support such demand and the sales cycle to customers is unproven. If Butterfly does not build an efficient and effective marketing and sales force, Butterfly’s business and operating results will be adversely affected.
Butterfly has chosen to engage a single supplier, Taiwan Semiconductor Manufacturing Company Limited (“TSMC”) to supply and manufacture a key component of its products. If TSMC fails to fulfill its obligations under its existing contractual arrangements with Butterfly or does not perform satisfactorily, or if this relationship is terminated for other reasons, Butterfly’s ability to source its devices would be negatively and adversely affected. In addition, Butterfly’s obligation to purchase a minimum volume from TSMC may adversely affect Butterfly’s cash flows.
Butterfly has chosen to engage a single supplier, Taiwan Semiconductor Manufacturing Company Limited (“TSMC”), a semiconductor manufacturer, to manufacture and supply all of the wafers used to create the semiconductor chips in Butterfly’s probes. See “Business of New Butterfly — Manufacturing — Key Agreements — Foundry Service Agreement with Taiwan Semiconductor Manufacturing Company Limited.” Since Butterfly’s contracts with TSMC are non-exclusive and do not commit TSMC to supply or manufacture quantities beyond the amounts included in Butterfly’s forecasts, TSMC may give other customers’ needs higher priority than Butterfly’s, and Butterfly may not be able to obtain adequate supplies in a timely manner or on commercially reasonable terms. If TSMC is unable to supply components or devices, Butterfly’s business would be harmed.
Butterfly entered into a Foundry Service Agreement (the “FSA”) with TSMC, under which TSMC agreed to manufacture, and Butterfly committed to purchase, a minimum volume of the wafers used for the semiconductor chips in Butterfly’s probes. Butterfly’s minimum purchase obligation could adversely affect Butterfly’s cash flows, such as in times when Butterfly has sufficient inventory and would otherwise be able to use its cash for other purposes. Pursuant to the FSA, Butterfly is required to buy back from TSMC any unused raw wafers. If Butterfly is required to buy back from TSMC any unused raw wafers pursuant to the FSA, Butterfly’s cash flows may be adversely impacted.
In addition, if Butterfly were to lose component suppliers such as TSMC, there can be no assurance that Butterfly will be able to identify or enter into agreements with alternative suppliers on a timely basis on acceptable terms, if at all. An interruption in Butterfly’s ability to sell and deliver its products or instruments to customers could occur if Butterfly encounters delays or difficulties in securing these components, or if the quality of the components supplied do not meet Butterfly’s specifications, or if Butterfly cannot then obtain an acceptable substitute. If any of these events occur, Butterfly’s business and operating results could be harmed.
Butterfly relies on a single contract manufacturer, Benchmark Electronics, Inc. (“Benchmark”), to test, assemble and supply its finished products. If Benchmark fails to fulfill its obligations under its existing contractual arrangements with Butterfly or does not perform satisfactorily, Butterfly’s ability to source its devices could be negatively and adversely affected.
In October 2015, Butterfly entered into a Manufacture and Supply Agreement (the “MSA”) with Benchmark. Under the MSA, as amended in 2019, Benchmark will manufacture Butterfly’s products pursuant to binding 90-day purchase orders, as well as non-binding 180-day “forecasts” estimating Butterfly’s product shipment requirements, submitted by Butterfly to Benchmark each month, which may become binding in certain cases. Butterfly also has certain inventory related obligations, including the obligation to purchase excess and obsolete components from Benchmark. See “Business of New Butterfly — Manufacturing — Key Agreements — Manufacture and Supply Agreement with Benchmark Electronics, Inc.”
In the event it becomes necessary to utilize a different contract manufacturer for Butterfly’s component products, Butterfly would experience additional costs, delays and difficulties in obtaining such components as a result of identifying and entering into an agreement with a new contract manufacturer as well as preparing such new manufacturer to meet the logistical requirements associated with manufacturing Butterfly’s devices, and Butterfly’s business would suffer.
Pricing pressures from contract suppliers or manufacturers on which Butterfly relies may impose pricing pressures.
Third parties such as TSMC may also impose pricing pressures. Because Butterfly currently relies on TSMC to supply its custom components and on Benchmark to manufacture its finished products, such pricing pressures from either party could increase Butterfly’s costs and could force Butterfly to increase the prices of its products if Butterfly is unable to enter into alternative arrangements with other suppliers or manufacturers, potentially leading to decreased customer demand.
Butterfly may experience manufacturing problems or delays that could limit the growth of Butterfly’s revenue or increase its losses.
Butterfly may encounter unforeseen situations that would result in delays or shortfalls in its production as well as delays or shortfalls caused by its outsourced manufacturing suppliers and by other third-party suppliers who manufacture components for Butterfly’s products. The FDA has comprehensive and prescriptive guidelines for medical device component manufacturers, requiring these manufacturers to establish and maintain processes and procedures to adequately control environmental conditions that could adversely affect product quality and impact patient safety. Clean room standards are an example of these requirements. Failure of component manufacturers or other third-party suppliers to comply with applicable standards could delay the production of Butterfly’s products. If Butterfly is unable to keep up with demand for its products, Butterfly’s revenue could be impaired, market acceptance for its products could be adversely affected and its customers might instead purchase its competitors’ products. Butterfly’s inability to successfully manufacture its products would have a material adverse effect on Butterfly’s operating results.
Butterfly relies on limited or sole suppliers for some of the materials and components used in its products, and may not be able to find replacements or immediately transition to alternative suppliers, which could have a material adverse effect on Butterfly’s business, financial condition, results of operations and reputation.
Butterfly relies on limited or sole suppliers for certain materials and components that are used in its products. While Butterfly periodically forecasts its needs for such materials and enters into standard purchase orders with them, Butterfly does not have long-term contracts with some of these suppliers. If Butterfly were to lose such suppliers, or if such suppliers were unable to fulfill Butterfly’s orders or to meet Butterfly’s manufacturing specifications, there can be no assurance that Butterfly will be able to identify or enter into agreements with alternative suppliers on a timely basis or on acceptable terms, if at all. An interruption in Butterfly’s operations could occur if Butterfly encounters delays or difficulties in securing these materials and components, or if the quality of the materials and components supplied do not meet Butterfly’s requirements, or if Butterfly cannot then obtain an acceptable substitute. The time and effort required to qualify a new supplier and ensure that the new materials and components provide the same or better quality results could result in significant additional costs. Any such interruption could significantly affect Butterfly’s business, financial condition, results of operations and reputation. To mitigate this risk, Butterfly typically carries significant inventory of critical components. While Butterfly believes that its level of inventory is currently sufficient for Butterfly to continue the manufacturing of its products without a disruption to its business in the event that it must replace one of its suppliers, there can be no assurance that Butterfly can maintain this level of inventory in the future.
Acquisitions or joint ventures could disrupt Butterfly’s business, cause dilution to New Butterfly’s stockholders and otherwise harm Butterfly’s business.
Butterfly may acquire other businesses, products or technologies as well as pursue strategic alliances, joint ventures, technology licenses or investments in complementary businesses. Butterfly has not made any acquisitions to date, and its ability to do so successfully is unproven. Any of these transactions could be material to Butterfly’s financial condition and operating results and expose Butterfly to many risks, including:
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disruption in Butterfly’s relationships with customers, distributors, manufacturers or suppliers as a result of such a transaction;

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unanticipated liabilities related to acquired companies;

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difficulties integrating acquired personnel, technologies and operations into its existing business;

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diversion of management’s time and focus away from operating Butterfly’s business to acquisition integration challenges;

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increases in Butterfly’s expenses and reductions in its cash available for operations and other uses; and

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possible write-offs or impairment charges relating to acquired businesses.

Foreign acquisitions involve unique risks in addition to those mentioned above, including those related to the integration of operations across different cultures and languages, currency risks and the particular economic, political and regulatory risks associated with specific countries.
In addition, the anticipated benefit of any acquisition may not materialize. Future acquisitions or dispositions could result in potentially dilutive issuances of New Butterfly’s equity securities, the incurrence of debt, contingent liabilities or amortization expenses or write-offs of goodwill, any of which could harm Butterfly’s financial condition. Butterfly cannot predict the number, timing or size of future joint ventures or acquisitions, if any, or the effect that any such transactions might have on Butterfly’s operating results.
If Butterfly does not successfully optimize and operate its sales and distribution channels or Butterfly does not effectively expand and update infrastructure, its operating results and customer experience may be negatively impacted.
If Butterfly does not adequately predict market demand or otherwise optimize and operate its sales and distribution channels successfully, it could result in excess or insufficient inventory or fulfillment capacity, increased costs, or immediate shortages in product or component supply, or harm Butterfly’s business in other ways. In addition, if Butterfly does not maintain adequate infrastructure to enable it to, among other things, manage its purchasing and inventory, it could negatively impact Butterfly’s operating results and user experience.
If Butterfly is unable to continue the development of an adequate sales and marketing organization and/or if its direct sales organization is not successful, it may have difficulty achieving market awareness and selling its products in the future.
Butterfly must continue to develop and grow its sales and marketing organization and enter into partnerships or other arrangements to market and sell its products and/or collaborate with third parties,

including distributors and others, to market and sell its products to maintain the commercial success of Butterfly iQ+ and to achieve commercial success for any of Butterfly’s future products. Developing and managing a direct sales organization is a difficult, expensive and time-consuming process.
To continue to develop Butterfly’s sales and marketing organization to successfully achieve market awareness and sell its products, Butterfly must:
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continue to recruit and retain adequate numbers of effective and experienced sales and marketing personnel;

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effectively train its sales and marketing personnel in the benefits and risks of its products;

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establish and maintain successful sales, marketing, training and education programs that educate health care professionals so they can appropriately inform their patients about Butterfly’s products;

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manage geographically dispersed sales and marketing operations; and

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effectively train Butterfly’s sales and marketing personnel on the applicable fraud and abuse laws that govern interactions with healthcare practitioners as well as current and prospective patients and maintain active oversight and auditing measures to ensure continued compliance.

Butterfly may not be able to successfully manage its sales force or increase its product sales at acceptable rates.
Butterfly’s use of programmatic digital advertising platforms for its eCommerce may lead to unwanted advertising and to reputational harm.
Currently, Butterfly uses programmatic digital advertising platforms that automatically place advertisements for Butterfly products on websites visited by those who have visited and/or made purchases from Butterfly’s website. This could lead to unwanted context for advertising about our products and services, resulting in ineffective advertising or even reputational harm.
If Butterfly is unable to establish and maintain adequate sales and marketing capabilities or enter into and maintain arrangements with third parties to sell and market its products, its business may be harmed.
Butterfly cannot guarantee that it will be able to maintain its current volume of sales in the future. A substantial reduction in sales could have a material adverse effect on Butterfly’s operating performance. To the extent that Butterfly enters into additional arrangements with third parties to perform sales or marketing services in the United States, Europe or other countries, Butterfly’s product margins could be lower than if it directly marketed and sold its products. To the extent that Butterfly enters into co-promotion or other marketing and sales arrangements with other companies, any revenue received will depend on the skills and efforts of others, and Butterfly cannot predict whether these efforts will be successful. In addition, the growth of market acceptance of Butterfly’s products by healthcare practitioners outside of the United States will largely depend on Butterfly’s ability to continue to demonstrate the relative safety, effectiveness, reliability, cost-effectiveness and ease of use of such products. If Butterfly is unable to do so, it may not be able to increase product revenue from its sales efforts in Europe or other countries. If Butterfly is unable to establish and maintain adequate sales, marketing and distribution capabilities, independently or with others, its future revenue may be reduced and its business may be harmed.
The market for Butterfly’s products and services is new, rapidly evolving, and increasingly competitive, as the healthcare industry in the United States is undergoing significant structural change, which makes it difficult to forecast demand for Butterfly’s products and services.
The market for Butterfly’s products and services is new and rapidly evolving, and it is uncertain whether Butterfly will achieve and sustain high levels of demand and market adoption. Butterfly’s future financial performance will depend in part on growth in this market and on its ability to adapt to the changing demands of customers. It is difficult to predict the future growth rate and size of Butterfly’s target market. As a result, the addressable market projections provided to Longview for purposes of considering the Business Combination may not be achieved. Negative publicity concerning Butterfly’s products could limit market acceptance of Butterfly’s products and services. If Butterfly’s customers do not perceive the benefits of its products and services, or if its products and services do not attract new customers, then its market may not develop at all, or it may develop more slowly than Butterfly expects. Butterfly’s success will depend to a substantial extent on the willingness of healthcare organizations to increase their use of Butterfly’s technology and Butterfly’s ability to demonstrate the value of its technology relative to competing products and services to existing and potential customers. If healthcare organizations do not recognize or acknowledge the benefits of Butterfly’s products and services or if Butterfly is unable to reduce healthcare costs or drive positive health outcomes, then the market for Butterfly’s solutions might not develop at all, or it might develop more slowly than Butterfly expects. Similarly, negative publicity regarding patient confidentiality and privacy in the context of technology-enabled healthcare or concerns experienced by competitors could limit market acceptance of Butterfly’s products and services.
The healthcare industry in the United States is undergoing significant structural change and is rapidly evolving. Butterfly believes that demand for its products and services has been driven in large part by rapidly growing costs in the traditional healthcare system, the movement toward patient-centricity and personalized healthcare, and advances in technology. Widespread acceptance of personalized healthcare is critical to Butterfly’s future growth and success. A reduction in the growth of personalized healthcare could reduce the demand for Butterfly’s products and services and result in a lower revenue growth rate or decreased revenue. Additionally, Butterfly’s products and services are offered on a subscription basis, and the adoption of subscription business models is still relatively new, especially in the healthcare industry. If companies do not shift to subscription business models and subscription health management tools do not achieve widespread adoption, or if there is a reduction in demand for subscription products and services or subscription health management tools, Butterfly’s business, financial condition, and results of operations could be adversely affected.
Quality problems could lead to recalls or safety alerts and/or reputational harm and could have a material adverse effect on Butterfly’s business, results of operations, financial condition and cash flows.
Quality of Butterfly’s products is very important to Butterfly and its customers due to the serious and costly consequences of product failure. Butterfly’s business exposes it to potential product liability risks that are inherent in the design, manufacture, and marketing of medical devices. Product or component failures, manufacturing nonconformities, design defects, off-label use, or inadequate disclosure of product-related risks or product-related information with respect to Butterfly’s products, if they were to occur, could result in inaccurate imaging and safety risks. These problems could lead to the recall of, or the issuance of a safety alert relating to, Butterfly’s products, and could result in product liability claims and lawsuits.
Additionally, the manufacture and production of Butterfly’s products must occur in a highly controlled and clean environment to minimize particles and other yield- and quality-limiting contaminants. Weaknesses in process control or minute impurities in materials may cause defective products. If Butterfly is not able to maintain stringent quality controls, or if contamination problems arise, Butterfly’s development and commercialization efforts could be delayed, which would harm its business and results of operations.
If Butterfly fails to meet any applicable product quality standards and Butterfly’s products are the subject of recalls or safety alerts, Butterfly’s reputation could be damaged, it could lose customers, and its revenue and results of operations could decline.
Butterfly’s devices use lithium-ion battery cells, which have been observed to catch fire or vent smoke and flame, and these events may raise concerns about the batteries that Butterfly uses.
The battery pack used in Butterfly’s iQ+ makes use of lithium-ion cells. On rare occasions, lithium-ion cells can rapidly release the energy they contain by venting smoke and flames in a manner that can ignite nearby materials. Publicized incidents of laptop computers and cell phones bursting into flames have focused consumer attention on the safety of these cells. There can be no assurance that the battery packs that Butterfly uses would not fail, and this could lead to property damage, personal injury or death, and may subject Butterfly to lawsuits. Butterfly may also have to recall products due to battery-related safety concerns, which would be time-consuming and expensive. Also, negative perceptions in the healthcare and patient communities regarding the suitability of lithium-ion cells for medical applications or any future incident involving lithium-ion cells could seriously harm Butterfly’s business, even in the absence of an incident involving Butterfly.

If Butterfly is not able to develop and release new products and services, or successful enhancements, new features and modifications to its existing products and services, to successfully implement its Software-as-a-Services (“SAAS”) solutions or to achieve adequate clinical utility, its business, financial condition and results of operations could be adversely affected.
The markets in which Butterfly operates are characterized by rapid technological change, frequent new product and service introductions and enhancements, changing customer demands, and evolving industry standards. The introduction of products and services embodying new technologies can quickly make existing products and services, including software memberships, obsolete and unmarketable. Additionally, changes in laws and regulations could impact the usefulness of Butterfly’s products and could necessitate changes or modifications to Butterfly’s products to accommodate such changes. Butterfly invests substantial resources in researching and developing new products and enhancing existing products by incorporating additional features, improving functionality, and adding other improvements to meet customers’ evolving needs. The success of any enhancements or improvements to Butterfly’s existing products or any new products depends on several factors, including timely completion, competitive pricing, adequate quality testing, integration with new and existing technologies and third-party partners’ technologies and overall market acceptance. Butterfly may not succeed in developing, marketing and delivering on a timely and cost-effective basis enhancements or improvements to its existing products or any new products that respond to continued changes in market demands or new customer requirements, and any enhancements or improvements to Butterfly’s products or any new solutions may not achieve market acceptance. Since developing Butterfly’s products is complex, the timetable for the release of new products and enhancements to existing products is difficult to predict, and Butterfly may not offer new products and updates as rapidly as its customers require or expect. Any new products that Butterfly develops may not be introduced in a timely or cost-effective manner, may contain errors or defects, or may not achieve the broad market acceptance necessary to generate sufficient revenue. Moreover, even if Butterfly introduces new products, it may experience a decline in revenue from its existing products that is not offset by revenue from the new products. For example, customers may delay making purchases of new products to permit them to make a more thorough evaluation of these products or until industry and marketplace reviews become widely available. Customers may also delay purchasing a new product because their existing Butterfly or other device continues to meet their needs. Some customers may hesitate to migrate to a new product due to concerns regarding the performance of the new product. In addition, Butterfly may lose existing customers who choose a competitor’s products and services. This could result in a temporary or permanent revenue shortfall and adversely affect Butterfly’s business, financial condition and results of operations.
The introduction of new products and solutions by competitors, the development of entirely new technologies to replace existing offerings or shifts in healthcare benefits trends could make Butterfly’s products obsolete or adversely affect Butterfly’s business, financial condition and results of operations. Butterfly may experience difficulties with software development, industry standards, design or marketing that could delay or prevent its development, introduction or implementation of new products, enhancements, additional features or capabilities. If customers do not widely purchase and adopt Butterfly’s products, Butterfly may not be able to realize a return on its investment. If Butterfly does not accurately anticipate customer demand or if it is unable to develop, license or acquire new features and capabilities on a timely and cost-effective basis, or if such enhancements do not achieve market acceptance, it could result in adverse publicity, loss of revenue or market acceptance or claims by customers brought against Butterfly, each of which could have a material and adverse effect on Butterfly’s reputation, business, results of operations and financial condition.
The COVID-19 pandemic has and could continue to negatively affect various aspects of Butterfly’s business, make it more difficult for Butterfly to meet its obligations to its customers, and result in reduced demand for Butterfly’s products and services, which could have a material adverse effect on Butterfly’s business, financial condition, results of operations, or cash flows.
In December 2019, a novel strain of coronavirus was reported to have surface in Wuhan, China, and it has since spread throughout other parts of the world, including the United States. Any outbreak of contagious diseases, or other adverse public health developments, could have a material adverse effect on Butterfly’s business operations. These impacts to Butterfly’s operations have included, and could again in the future include, disruptions or restrictions on the ability of Butterfly’s employees’ and customers’ to travel or of

Butterfly to pursue collaborations and other business transactions, travel to customers and/or conduct live demonstrations of its products at promotional events, maintain its presence in medical schools and other educational institutions, oversee the activities of Butterfly’s third-party manufacturers and suppliers and make shipments of materials. Butterfly may also be impacted by the temporary closure of the facilities of suppliers, manufacturers or customers. The COVID-19 pandemic may also continue to have an impact on customers, as elective surgeries are increasingly postponed and there is greater focus on areas of care with lower profitability, leading, as a consequence, to lower expenditures on new products and devices by healthcare institutions.
In an effort to halt the outbreak of COVID-19, a number of countries, including the United States, have placed significant restrictions on travel and many businesses have announced extended closures. These travel restrictions and business closures have and may in the future adversely impact Butterfly’s operations locally and worldwide, including its ability to manufacture, market, sell or distribute its products, and such restrictions and closure have caused or may cause temporary closures of facilities of suppliers, manufacturers or customers. Any disruption in the operations of Butterfly’s employees, suppliers, customers, manufacturers or access to customers would likely impact Butterfly’s sales and operating results. In addition, travel restrictions have made it more difficult for Butterfly to monitor the quality of its third party manufacturing operations when Butterfly is unable to conduct in-person quality audits of those facilities. Butterfly is continuing to monitor and assess the effects of the COVID-19 pandemic on its commercial operations. However, Butterfly cannot at this time accurately predict what effects these conditions will ultimately have on Butterfly’s operations due to uncertainties relating to the ultimate geographic spread of the virus, the severity of the disease, the duration of the outbreak, and the length of the travel restrictions and business closures imposed by the governments of impacted countries. In addition, a significant outbreak of contagious diseases in the human population could result in a widespread health crisis that could adversely affect the economies and financial markets of many countries, resulting in an economic downturn that could affect demand for Butterfly’s products and likely impact its operating results.
Butterfly will incur increased costs and demands upon management as a result of complying with the laws and regulations affecting public companies, which could adversely affect Butterfly’s business, results of operations, and financial condition.
New Butterfly will incur significant legal, accounting and other expenses that Butterfly did not incur as a private company, including costs associated with public company reporting requirements. New Butterfly will also incur costs associated with corporate governance requirements, including requirements under the Sarbanes-Oxley Act, as well as rules implemented by the SEC and the NYSE. These rules and regulations are expected to increase New Butterfly’s legal and financial compliance costs and to make some activities more time consuming and costly. For example, New Butterfly’s management team will consist of certain executive officers of Butterfly prior to the Business Combination. These executive officers and other personnel will need to devote substantial time regarding operations as a public company and compliance with applicable laws and regulations. As a result, it may be more difficult for New Butterfly to attract and retain qualified individuals to serve on the New Butterfly Board or as executive officers New Butterfly, which may adversely affect investor confidence in New Butterfly and could cause New Butterfly’s business or stock price to suffer.
The enactment of legislation implementing changes in the U.S. taxation of international business activities, the adoption of other tax reform policies or changes in tax legislation or policies in jurisdictions outside of the United States could materially impact Butterfly’s results of operations and financial condition.
Butterfly is subject to income tax in the numerous jurisdictions in which it operates. Reforming the taxation of international businesses has been a priority for politicians, and a wide variety of potential changes have been proposed. Some proposals, several of which have been enacted, impose incremental taxes on gross revenue, regardless of profitability. Furthermore, it is reasonable to expect that global taxing authorities will be reviewing current legislation for potential modifications in reaction to the implementation of the 2017 Tax Cuts and Jobs Act (the “Tax Act”) in the United States. Due to the expanding scale of Butterfly’s international business activities, changes in the taxation of such activities may increase Butterfly’s worldwide effective tax rate and the amount of taxes Butterfly pays and harm Butterfly’s business.
In the United States, the Tax Act enacted on December 22, 2017 significantly affected U.S. tax law by changing how the United States imposes income tax on multinational corporations. The U.S. Department of Treasury has broad authority to issue regulations and interpretative guidance that may significantly impact how Butterfly will apply the law and impact its results of operations in the period issued.
The Tax Act requires complex computations not previously provided in U.S. tax law. As such, the application of accounting guidance for such items remain uncertain. Further, compliance with the Tax Act and the accounting for such provisions requires an accumulation of information not previously required or regularly produced. As additional regulatory guidance is issued by the applicable taxing authorities, as accounting treatment is clarified, and as Butterfly performs additional analysis on the application of the law, Butterfly’s effective tax rate could be materially different.
Butterfly’s ability to use net operating losses to offset future income may be subject to certain limitations.
As of September 30, 2020, Butterfly had federal net operating loss carry forwards (“NOLs”) to offset future taxable income of approximately $292 million, of which approximately $74 million will expire at various dates through December 31, 2037, if not utilized. A lack of future taxable income would adversely affect Butterfly’s ability to utilize these NOLs. In addition, under Section 382 of the Internal Revenue Code of 1986, as amended (the “Code”), a corporation that undergoes an “ownership change” is subject to limitations on its ability to utilize its pre-change NOLs and other pre-change tax attributes (such as research tax credits) to offset post-change taxable income. For these purposes, an ownership change generally occurs where the equity ownership of one or more stockholders or groups of stockholders who owns at least 5% of a corporation’s stock increases its ownership by more than 50 percentage points over its lowest ownership percentage within a three-year period (calculated on a rolling basis). Butterfly’s existing NOLs may be subject limitations arising out of previous ownership changes and Butterfly may be limited as to the amount that can be utilized each year as a result of such previous ownership changes. In addition, future changes in Butterfly’s or New Butterfly’s stock ownership, including the Business Combination or future offerings, as well as other changes that may be outside of Butterfly’s control, could result in additional ownership changes under Section 382 of the Code. Butterfly’s NOLs may also be impaired under similar provisions of state law. We have not conducted a study to assess whether an ownership change has occurred, whether there have been multiple ownership changes since inception or whether there has been an ownership change as the result of the Business Combination due to the significant complexity and costs associated with such a study. Butterfly has recorded a full valuation allowance related to its NOLs and other deferred tax assets due to the uncertainty of the ultimate realization of the future benefits of those assets.
In addition to the limitations discussed above under Sections 382 of the Code, the utilization of NOLs incurred in taxable years beginning after December 31, 2017, are subject to limitations adopted by the Tax Cuts and Jobs Act (the “TCJA”), as modified by the Coronavirus Aid, Relief, and Economic Security Act (“CARES Act”). Under the TCJA, in general, NOLs generated in taxable years beginning after December 31, 2017 may offset no more than 80 percent of such year’s taxable income and there is no ability for such NOLs to be carried back to a prior taxable year. The CARES Act modifies the TCJA with respect to the TCJA’s limitation on the deduction of NOLs and provides that NOLs arising in taxable years beginning after December 31, 2017 and before January 1, 2021, may be carried back to each of the five taxable years preceding the tax year of such loss, but NOLs arising in taxable years beginning after December 31, 2020 may not be carried back. In addition, the CARES Act eliminates the limitation on the deduction of NOLs to 80 percent of current year taxable income for taxable years beginning before January 1, 2021. As a result of such limitation, Butterfly may be required to pay federal income tax in some future year notwithstanding that Butterfly has a net loss for all years in the aggregate.
U.S. taxation of international business activities or the adoption of tax reform policies could materially impact Butterfly’s future financial position and results of operations.
Limitations on the ability of taxpayers to claim and utilize foreign tax credits and the deferral of certain tax deductions until earnings outside of the United States are repatriated to the United States, as well as changes to U.S. tax laws that may be enacted in the future, could impact the tax treatment of future foreign earnings. Should the scale of Butterfly’s international business activities expand, any changes in the U.S. taxation of such activities could increase Butterfly’s worldwide effective tax rate and harm Butterfly’s future financial position and results of operations.

Taxing authorities may successfully assert that Butterfly should have collected or in the future should collect sales and use, value-added, or similar taxes, and Butterfly could be subject to liability with respect to past or future sales, which could adversely affect Butterfly’s results of operations.
Jurisdictions in which Butterfly does not collect sales, use, value-added, or similar taxes on Butterfly products may assert that such taxes are applicable, which could result in tax assessments, penalties, and interest, and Butterfly may be required to collect such taxes in the future. Such tax assessments, penalties, interest, or future requirements would adversely affect Butterfly’s financial condition and results of operations. Further, in June 2018, the Supreme Court held in South Dakota v. Wayfair, Inc. that states could impose sales tax collection obligations on out-of-state sellers even if those sellers lack any physical presence within the states imposing the sales taxes. Under Wayfair, a person requires only a “substantial nexus” with the taxing state before the state may subject the person to sales tax collection obligations therein. An increasing number of states (both before and after the publication of Wayfair) have considered or adopted laws that attempt to impose sales tax collection obligations on out-of-state sellers. The Supreme Court’s Wayfair decision has removed a significant impediment to the enactment and enforcement of these laws, and it is possible that states may seek to tax out-of-state sellers on sales that occurred in prior tax years, which could create additional administrative burdens for Butterfly, put Butterfly at a competitive disadvantage if such states do not impose similar obligations on Butterfly’s competitors, and decrease Butterfly’s future sales, which would adversely impact Butterfly’s business, financial condition, and results of operations.
Butterfly could be adversely affected by violations of the U.S. Foreign Corrupt Practices Act and other worldwide anti-bribery laws by Butterfly or its agents.
Butterfly is subject to the U.S. Foreign Corrupt Practices Act (the “FCPA”), which prohibits companies and their intermediaries from making payments in violation of law to non-U.S. government officials for the purpose of obtaining or retaining business or securing any other improper advantage. Butterfly’s planned future reliance on independent distributors to sell its products internationally demands a high degree of vigilance in enforcing Butterfly’s policy against participation in corrupt activity, because these distributors could be deemed to be Butterfly’s agents, and Butterfly could be held responsible for their actions. Other U.S. companies in the medical device and pharmaceutical fields have faced criminal penalties under the FCPA for allowing their agents to deviate from appropriate practices in doing business with such non-U.S. government officials. Butterfly is also subject to similar anti-bribery laws in the jurisdictions in which Butterfly operates, including the United Kingdom’s Bribery Act of 2010, which also prohibits commercial bribery and makes it a crime for companies to fail to prevent bribery. Butterfly has limited experience in complying with these laws and in developing procedures to monitor compliance with these laws by its agents. These laws are complex and far-reaching in nature, and, as a result, Butterfly cannot assure investors that Butterfly would not be required in the future to alter one or more of its practices to be in compliance with these laws or any changes in these laws or the interpretation thereof.
Any violations of these laws, or allegations of such violations, could disrupt Butterfly’s operations, involve significant management distraction, involve significant costs and expenses, including legal fees, and could result in a material adverse effect on Butterfly’s business, prospects, financial condition, or results of operations. Butterfly could also incur severe penalties, including criminal and civil penalties, disgorgement, and other remedial measures.
Risks Related to Healthcare Industry Shifts and Changing Regulations
Butterfly is subject to extensive government regulation, which could restrict the development, marketing, sale and distribution of its products and could cause Butterfly to incur significant costs.
Butterfly’s ultrasound imaging products and associated services are subject to extensive pre-market and post-market regulation by the FDA and various other federal, state, local and foreign government authorities. Government regulation of medical devices is meant to assure their safety and effectiveness, and includes requirements for, among other things:
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design, development and manufacturing processes;

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labeling, content and language of instructions for use and storage;

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product testing, pre-clinical studies and clinical trials;

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regulatory clearances and approvals, including pre-market clearance or pre-market approval;

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establishment registration, device listing and ongoing compliance with the QSR requirements;

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advertising and promotion;

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marketing, sales and distribution;

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conformity assessment procedures;

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product traceability and record-keeping procedures;

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review of product complaints, complaint reporting, recalls and field safety corrective actions;

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post-market surveillance, including reporting of deaths or serious injuries and malfunctions that, if they were to recur, could lead to death or serious injury;

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post-market studies (if applicable); and

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product import and export.

The laws and regulations to which Butterfly and its products are subject are complex and subject to periodic changes. Regulatory changes could result in restrictions on Butterfly’s ability to carry on or expand its operations, higher than anticipated costs or lower than anticipated sales.
Before a new medical device, or a significant modification of a medical device, including a new use of or claim for an existing product, can be marketed in the United States, it must first receive either 510(k) clearance or premarket approval (“PMA”) from the FDA, unless an exemption applies. In the 510(k) clearance process, the FDA must determine that a proposed device is “substantially equivalent” to a device legally on the market, known as a “predicate” device, with respect to intended use, technology and safety and effectiveness, in order to clear the proposed device for marketing. Clinical data is sometimes required to support substantial equivalence. Butterfly received 510(k) clearance for the Butterfly iQ in 2017, and the FDA determined, following a 2020 pre-submission meeting with Butterfly, that the Butterfly iQ+ was eligible to be marketed under the original 510(k). Butterfly may be required to obtain a new 510(k) clearance or PMA for significant post-market modifications to its products, including any modifications made to the Butterfly iQ+. In order to pave the way for at-home use of the Butterfly iQ+ and future products or services, Butterfly anticipates that it will need to validate at-home applications through focused clinical trials. Obtaining 510(k) clearance or PMA approval for medical devices can be expensive and time-consuming, and entails significant user fees, unless an exemption is available. The FDA’s process for obtaining 510(k) clearance usually takes three to 12 months, but it can last longer. In the PMA approval process, the FDA must determine that a proposed device is safe and effective for its intended use based, in part, on extensive data, including but not limited to, technical, pre-clinical, clinical trial, manufacturing and labeling data. The process for obtaining a PMA is more costly and uncertain and approval can take anywhere from at least one year to, in some cases, multiple years from the time the application is initially filed with the FDA. Modifications to products that are approved through a PMA application generally require further FDA approval. Some of Butterfly’s future products may require PMA approval. In addition, the FDA may require that Butterfly obtain a PMA prior to marketing future changes of Butterfly’s existing products. Further, Butterfly may not be able to obtain additional 510(k) clearances or PMAs for new products or for modifications to, or additional indications for, Butterfly’s products in a timely fashion or at all. Delays in obtaining future clearances or approvals could adversely affect Butterfly’s ability to introduce new or enhanced products in a timely manner, which in turn could harm Butterfly’s revenue and future profitability.
In order to conduct a clinical investigation involving human subjects for the purpose of demonstrating the safety and effectiveness of a medical device, if necessary, for a PMA application or 510(k) notification, a company must, among other things, apply for and obtain institutional review board (“IRB”) approval of the proposed investigation. In addition, if the clinical study involves a “significant risk” (as defined by the FDA) to human health, the sponsor of the investigation must also submit and obtain FDA approval of an investigational device exemption (“IDE”) application and follow applicable IDE regulations. Unless IDE-exempt, nonsignificant risk devices are still subject to certain abbreviated IDE requirements, however, an IDE application is not required if such abbreviated requirements are met. Butterfly may not be able to obtain any necessary FDA and/or IRB approval to undertake clinical trials in the United States for future devices it develops and intends to market in the United States. If Butterfly does obtain such approvals, the FDA may find that Butterfly’s studies do not comply with the IDE or other regulations governing clinical investigations or the data from any such trials may not support clearance or approval of the investigational device. Moreover, certainty that clinical trials will meet desired endpoints, produce meaningful or useful data and be free of unexpected adverse effects, or that the FDA will accept the validity of foreign clinical study data (if applicable) cannot be assured, and such uncertainty could preclude or delay market clearance or authorizations resulting in significant financial costs and reduced revenue.
Butterfly is also subject to numerous post-marketing regulatory requirements, which include quality system regulations related to the manufacture of Butterfly’s devices, labeling regulations and medical device reporting (“MDR”) regulations. The last of these regulations requires Butterfly to report to the FDA if its devices cause or contribute to a death or serious injury, or malfunction in a way that would likely cause or contribute to a death or serious injury if the malfunction recurred. If Butterfly fails to comply with present or future regulatory requirements that are applicable to Butterfly, it may be subject to enforcement action by the FDA, which may include any of the following sanctions:
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untitled letters, warning letters, fines, injunctions, consent decrees and civil penalties;

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customer notification, or orders for repair, replacement or refunds;

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voluntary or mandatory recall or seizure of Butterfly’s current or future products;

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administrative detention by the FDA of medical devices believed to be adulterated or misbranded;

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operating restrictions, suspension or shutdown of production;

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refusal of Butterfly’s requests for 510(k) clearance or PMA of new products, new intended uses or modifications to existing products;

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rescission of 510(k) clearance or suspension or withdrawal of PMAs that have already been granted; and

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criminal prosecution.

The occurrence of any of these events may have a material adverse effect on Butterfly’s business, financial condition and results of operations.
There is no guarantee that the FDA will grant 510(k) clearance or PMA approval of Butterfly’s future products, and failure to obtain necessary clearances or approvals for its future products would adversely affect Butterfly’s ability to grow its business.
Some of Butterfly’s new or modified products will require FDA clearance of a 510(k) notification or FDA approval of a PMA application. The FDA may refuse Butterfly’s requests for 510(k) clearance or PMA of new products or may not clear or approve these products for the indications that are necessary or desirable for successful commercialization. Early stage review may also result in delays or other issues. For example, the FDA has issued guidance intended to explain the procedures and criteria used in assessing whether 510(k) and PMA submissions should be accepted for substantive review. Under the “Refuse to Accept” guidance, the FDA conducts an early review against specific acceptance criteria to inform 510(k) and PMA submitters if the submission is administratively complete, or if not, to identify the missing element(s). Submitters are given the opportunity to provide the FDA with any information identified as missing. If the information is not provided within a specified time, the submission will not be accepted for FDA review. The FDA may also change its clearance and approval policies, adopt additional regulations or revise existing regulations, or take other actions that may prevent or delay approval or clearance of Butterfly’s products under development or impact Butterfly’s ability to gain clearance or approval for modifications to its currently approved or cleared products in a timely manner. Significant delays in receiving clearance or approval, or the failure to receive clearance or approval for Butterfly’s new products would have an adverse effect on Butterfly’s ability to expand its business.

Recent initiatives by the FDA to enhance and modernize various regulatory pathways for device products and its overall approach to safety and innovation in the medical technology industry creates the possibility of changing product development costs, requirements, and other factors and additional uncertainty for Butterfly’s future products and business.
Regulatory requirements may change in the future in a way that adversely affect Butterfly. Any change in the laws or regulations that govern the clearance and approval processes or the post-market compliance requirements relating to Butterfly’s current and future products could make it more difficult and costly to obtain clearance or approval for new products, or to produce, market and distribute existing products.
For example, the FDA and other government agencies have been focusing on the cybersecurity risks associated with certain medical devices and encouraging device manufacturers to take a more proactive approach to assessing the cybersecurity risks of their devices both during development and on a periodic basis after the devices are in commercial distribution. These regulatory efforts could lead to new FDA requirements in the future or additional product liability or other litigation risks if any of Butterfly’s products is considered to be susceptible to third-party tampering. In December 2016, Congress passed the 21st Century Cures Act, which made multiple changes to the FDA’s rules for medical devices as well as for clinical trials, and in August 2017, Congress passed the Medical Device User Fee reauthorization package, which affects medical device regulation both pre- and post-approval and could have certain impacts on Butterfly’s business. Since that time, the FDA has announced a series of efforts to modernize and streamline the 510(k) notification and regulatory review process and monitoring post-market safety, and issued a Proposed Rule to formalize the De Novo classification process to provide clarity to innovative device developers. Changes in the FDA 510(k) process could make clearance more difficult to obtain, increase delay, add uncertainty and have other significant adverse effects on Butterfly’s ability to obtain and maintain clearance for Butterfly products.
It is unclear at this time whether and how various activities initiated or announced by the FDA to modernize the U.S. medical device regulatory system could affect Butterfly’s business, as some of the FDA’s new medical device safety and innovation initiatives have not been formalized and remain subject to change. For example, a 2018 Medical Device Safety Action Plan announced by former FDA Commissioner Gottlieb included a particular focus on post-market surveillance and how to respond when new safety concerns emerge once a product is on the market. The increased attention that the medical technology industry is receiving from FDA leadership that understands the challenging and rapidly changing nature of the U.S. health care system creates the possibility of unanticipated regulatory and other potential changes to Butterfly’s products and its overall business. In response to the COVID-19 public health emergency, the FDA’s device and diagnostic center leadership has exercised a significant amount of enforcement discretion to meet the medical community’s and patients’ needs for remote monitoring and other innovative solutions that involve digital health products. The FDA has signaled that some of its policy changes adopted during the COVID-19 pandemic could remain in place after the public health emergency subsides, but it is unclear which policies will be retained or how those policies could impact the medical device industry in the future.
If Butterfly fails to obtain regulatory clearances in other countries for existing products or products under development, it will not be able to commercialize these products in those countries.
In order for Butterfly to market its products in countries outside of the United States, it must comply with extensive safety and quality regulations in other countries regarding the quality, safety and efficacy of its products. These regulations, including the requirements for approvals, clearance or CE mark grant, and the time required for regulatory review, vary from country to country. Failure to obtain regulatory approval, clearance or CE mark (or equivalent) in any foreign country in which Butterfly plans to market its products may harm its ability to generate revenue and harm its business. Approval and CE marking procedures vary between countries and can involve additional product testing and additional administrative review periods. The time required to obtain approval or CE mark in other countries might differ from that required to obtain FDA clearance. The regulatory approval or CE marking process in other countries may include all of the risks detailed above regarding FDA clearance in the United States. Regulatory approval or the CE marking of a product in one country does not ensure regulatory approval in another, but a failure or delay in obtaining regulatory approval or a CE mark in one country may negatively impact the regulatory process in others. Failure to obtain regulatory approval or a CE mark in other countries or any delay or setback in obtaining such approval could have the same adverse effects described above regarding FDA clearance in the United States.
The primary regulatory environment in Europe is that of the European Economic Area (“EEA”), which is comprised of the Member States of the European Union, Iceland, Liechtenstein and Norway. Butterfly cannot be certain that it will be successful in meeting and continuing to meet the requirements to market a medical device in the EEA in light of the current transition period between the prior system, called the Medical Device Directive (“MDD”), to the current system, called the Medical Device Regulation. The Medical Device Regulation went into force in May 2017 but allowed a three-year transition period until May 2020 for Member States, regulatory authorities, and medical device stakeholders to come into compliance with the new requirements. A one-year delay of the compliance date of the Medical Device Regulation was implemented in response to the COVID-19 pandemic, making May 2021 the current deadline for industry compliance. Compared to the MDD, the Medical Device Regulation promotes a shift from the pre-approval stage (i.e., the path to CE Marking) to a life-cycle approach and places greater emphasis on clinical data and clinical evaluations to assure the safety and performance of new medical devices. Moreover, the Medical Device Regulation includes elements intended to strengthen the conformity assessment procedures, assert greater control over notified bodies and their standards, increase overall system transparency, and impose more robust device vigilance requirements on manufacturers and distributors. Among other changes, many device manufacturers will need to switch notified bodies to one that has received its designation under the Medical Device Regulation, which will require those manufacturers to undergo an audit and have all their documentation reviewed by the new notified body before it can assess their medical device products under the new standards. The new rules and procedures that have been created under the overhauled European regulations will likely result in increased regulatory oversight of all medical devices marketed in the European Union, and this may, in turn, increase the costs, time and requirements that need to be met in order to place an innovative or high-risk medical device on the EEA market.
If Butterfly, its contract manufacturers or its component suppliers are unable to manufacture its products in sufficient quantities, on a timely basis, at acceptable costs and in compliance with regulatory and quality requirements, the manufacturing and distribution of Butterfly’s devices could be interrupted, and its product sales and operating results could suffer.
Butterfly, its contract manufacturers and its component suppliers are required to comply with the FDA’s Quality System Regulation (“QSR”), which is a complex regulatory framework that covers the procedures and documentation of the design, testing, production, control, quality assurance, labeling, packaging, sterilization, storage, shipping and servicing of Butterfly’s devices. Compliance with applicable regulatory requirements is subject to continual review and is monitored rigorously through periodic, sometimes unannounced, inspections by the FDA. Butterfly cannot assure investors that its facilities or its third-party manufacturers’ or suppliers’ facilities would pass any future quality system inspection. Failure of Butterfly or its third-party manufacturers and component suppliers to adhere to QSR requirements or take adequate and timely corrective action in response to an adverse quality system inspection finding could delay production of its products and lead to fines, difficulties in obtaining regulatory clearances, recalls, enforcement actions, including injunctive relief or consent decrees, or other consequences, which could have a material adverse effect on Butterfly’s financial condition or results of operations. Any such failure, including the failure of Butterfly’s contract manufacturers, to achieve and maintain the required high manufacturing standards could result in further delays or failures in product testing or delivery, cost overruns, increased warranty costs or other problems that could harm Butterfly’s business and prospects.
In addition, any Butterfly products shipped internationally are also required to comply with the International Organization for Standardization (“ISO”) quality system standards as well as European Directives and norms in order to produce products for sale in the European Union. In addition, many countries such as Canada and Japan have very specific additional regulatory requirements for quality assurance and manufacturing. If Butterfly fails to continue to comply with current good manufacturing requirements, as well as ISO or other regulatory standards, Butterfly may be required to cease all or part of its operations until it complies with these regulations. Maintaining compliance with multiple regulators adds complexity and cost to Butterfly’s manufacturing and compliance processes.

Butterfly’s current or future products may be subject to product recalls even after receiving FDA clearance or approval. A recall of Butterfly’s products, either voluntarily or at the direction of the FDA, or the discovery of serious safety issues with Butterfly’s products, could have a significant adverse impact on Butterfly.
The FDA and similar governmental bodies in other countries have the authority to require the recall of Butterfly’s products if Butterfly or its third party manufacturers fail to comply with relevant regulations pertaining to, among other things, manufacturing practices, labeling, advertising or promotional activities, or if new information is obtained concerning the safety or efficacy of these products. For example, under the FDA’s MDR regulations, Butterfly is required to report to the FDA any incident in which its products may have caused or contributed to a death or serious injury or in which its products malfunctioned in a manner likely to cause or contribute to death or serious injury if that malfunction were to recur. Repeated adverse events or product malfunctions may result in a voluntary or involuntary product recall, or administrative or judicial seizure or injunction, when warranted. A government-mandated recall may be ordered if the FDA finds that there is a reasonable probability that the device would cause serious, adverse health consequences or death. A voluntary recall by Butterfly could occur as a result of any material deficiency in a device, such as manufacturing defects, labeling deficiencies, packaging defects or other failures to comply with applicable regulations, such as a failure to obtain marketing approval or clearance before launching a new product. In February 2020, Butterfly initiated a recall of two software tools after being notified by the FDA that each of them required clearance via a 510(k) premarket notification. In general, if Butterfly decides to make a change to its product, Butterfly is responsible for determining whether to classify the change as a recall. It is possible that the FDA could disagree with Butterfly’s initial classification. The FDA requires that certain classifications of recalls be reported to the FDA within 10 working days after the recall is initiated. If a change to a device addresses a violation of the federal Food, Drug, and Cosmetic Act (“FDCA”), that change would generally constitute a medical device recall and require submission of a recall report to the FDA.
Recalls of any of Butterfly’s products would divert managerial and financial resources and have an adverse effect on Butterfly’s reputation, results of operations and financial condition, which could impair Butterfly’s ability to produce its products in a cost-effective and timely manner in order to meet its customers’ demands. Butterfly may also be subject to product liability claims, be required to bear other costs, or be required to take other actions that may have a negative impact on its future sales and its ability to generate profits. Companies are required to maintain certain records of recalls, even if they are not reportable to the FDA. Butterfly may initiate voluntary recalls involving its products in the future that it determines do not require notification to the FDA. If the FDA disagrees with Butterfly’s determinations, the FDA could require Butterfly to report those actions as recalls. A future recall, withdrawal, or seizure of any product could materially and adversely affect consumer confidence in the Butterfly brand, lead to decreased demand for its products and negatively affect its sales. In addition, the FDA could take enforcement action for failing to report recalls when they were conducted by Butterfly or one of its agents.
Butterfly may be subject to enforcement action if Butterfly engages in improper or off-label marketing or promotion of its products, including fines, penalties and injunctions.
Butterfly’s promotional materials and training methods must comply with FDA and other applicable laws and regulations, including the prohibition of the promotion of unapproved, or off-label, uses. Physicians may, however, use Butterfly’s products off-label, as the FDA does not restrict or regulate a physician’s practice of medicine. Medical device manufacturers and distributors are permitted to promote their products in a way that is consistent with the FDA-authorized labeling and indications for use. However, if the FDA determines that Butterfly’s promotional materials or training materials promote a 510(k)-cleared or approved medical device in a manner inconsistent with its labeling, it could request that Butterfly modify its training or promotional materials or subject Butterfly to regulatory or enforcement actions, including the issuance of an Untitled Letter, a Warning Letter, injunction, seizure, civil fine or criminal penalties. In addition to ensuring that the claims Butterfly makes are consistent with its regulatory clearances or approvals, the FDA also ensures that promotional labeling for all regulated medical devices is neither false nor misleading.
It is also possible that other federal, state or foreign enforcement authorities might take action if they consider Butterfly’s promotional or training materials to constitute promotion of an off-label use, which could result in significant fines or penalties under other statutory authorities, such as laws prohibiting false claims for reimbursement. In that event, Butterfly’s reputation could be damaged, and adoption of its products could be impaired. Although Butterfly’s policy is to refrain from making statements or from disseminating promotional material that could be considered off-label promotion of Butterfly’s products, the FDA or another regulatory agency could disagree and conclude that Butterfly has engaged in off-label promotion. In addition, the off-label use of Butterfly’s products may increase the risk of product liability claims. Product liability claims are expensive to defend and could divert Butterfly’s management’s attention, result in substantial damage awards against Butterfly, and harm Butterfly’s reputation. Recent court decisions have impacted the FDA’s enforcement activity regarding off-label promotion in light of First Amendment considerations, although there are still significant risks in this area in part due to the potential False Claims Act exposure. Further, this area is subject to ongoing policy changes at the federal level, resulting in some degree of uncertainty for regulated businesses. For example, in September 2020 the FDA issued a proposed rulemaking to revise its regulation governing the types of evidence relevant to determining the “intended use” of a drug or device under the FDCA, which would have implications for when a manufacturer or distributor has engaged in off-label marketing. Public comments are being solicited, following which the FDA will be required to publish a final regulation and justify any additional revisions it may make to this regulatory language.
Direct-to-consumer marketing and social media efforts may expose Butterfly to additional regulatory scrutiny, including from the Federal Trade Commission (the “FTC”) and other consumer protection agencies and regulators.
In addition to the laws and regulations enforced by the FDA, advertising for various services and for non-restricted medical devices is subject to federal truth-in-advertising laws enforced by the FTC, as well as comparable state consumer protection laws. Butterfly’s efforts to promote its prescription products via direct-to-consumer marketing and social media initiatives may subject Butterfly to additional scrutiny of its practices. For example, the FTC and other consumer protection agencies scrutinize all forms of advertising (whether in digital or traditional formats) for business services, consumer-directed products, and non-restricted medical devices to ensure that advertisers are not making false, misleading or unsubstantiated claims or failing to disclose material relationships between the advertiser and its products’ endorsers, among other potential issues. The FDA oversees the advertising and promotional labeling for restricted medical devices and ensures, among other things, that there is effective communication of, and a fair and balanced presentation of, the risks and benefits of such high-risk medical devices.
Under the Federal Trade Commission Act (“FTC Act”), the FTC is empowered, among other things, to (a) prevent unfair methods of competition and unfair or deceptive acts or practices in or affecting commerce; (b) seek monetary redress and other relief for conduct injurious to consumers; and (c) gather and compile information and conduct investigations relating to the organization, business, practices, and management of entities engaged in commerce. The FTC has very broad enforcement authority, and failure to abide by the substantive requirements of the FTC Act and other consumer protection laws can result in administrative or judicial penalties, including civil penalties, injunctions affecting the manner in which Butterfly would be able to market services or products in the future, or criminal prosecution. Butterfly plans to increase its advertising activities that may be subject to these federal and state truth-in-advertising laws. Any actual or perceived non-compliance with those laws could lead to an investigation by the FTC or a comparable state agency, or could lead to allegations of misleading advertising by private plaintiffs. Any such action against Butterfly would disrupt Butterfly’s business operations, cause damage to its reputation, and result in a material adverse effects on its business.
In some instances in Butterfly’s advertising and promotion, Butterfly may make claims regarding its product as compared to competing products, which may subject it to heightened regulatory scrutiny, enforcement risk, and litigation risks.
The FDA requires that promotional labeling be truthful and not misleading, including with respect to any comparative claims made about competing products or technologies. In addition to FDA implications, the use of comparative claims also presents risk of a lawsuit by the competitor under federal and state false advertising and unfair competition statutes (e.g., the Lanham Act) or unfair and deceptive trade practices law, and possibly also state libel law. Such a suit may seek injunctive relief against further advertising, a court order directing corrective advertising, and compensatory and punitive damages where permitted by law. Further, notwithstanding the ultimate outcome of any Lanham Act or similar complaint, Butterfly’s reputation and relationship with certain customers or distribution partners may be harmed as a result of the allegations related to its products or its business practices more generally.
Because Butterfly does not require training for users of its current products, although they are limited under FDA’s marketing clearances to use by trained healthcare practitioners, there exists a potential for misuse of these products, which could ultimately harm Butterfly’s reputation and business.
Federal regulations allow Butterfly to sell its medical device products to or on the order of practitioners licensed by law to use or order the use of a prescription device. The definition of “licensed practitioners” varies from state to state. As a result, Butterfly products may be purchased or operated by physicians with varying levels of training and, in many states, by non-physicians, including nurse practitioners, chiropractors and technicians. Outside the United States, many jurisdictions do not require specific qualifications or training for purchasers or operators of medical device products. Butterfly does not supervise the procedures performed with its products, nor can it require that direct medical supervision occur. Although product training is offered, neither Butterfly nor its distributors require purchasers or operators of its non-invasive products to attend training sessions. The lack of required training and the purchase and use of Butterfly’s non-invasive products by non-physicians may result in product misuse and adverse treatment outcomes, which could harm Butterfly’s reputation and expose it to costly product liability litigation.
Butterfly is subject to federal, state and foreign laws prohibiting “kickbacks” and false or fraudulent claims, and other fraud and abuse laws, transparency laws, and other health care laws and regulations, which, if violated, could subject Butterfly to substantial penalties. Additionally, any challenge to or investigation into Butterfly’s practices under these laws could cause adverse publicity and be costly to respond to, and thus could harm Butterfly’s business.
Butterfly’s relationships with customers and third-party payors are subject to broadly applicable fraud and abuse and other health care laws and regulations that may constrain Butterfly’s sales, marketing and other promotional activities by limiting the kinds of financial arrangements, including sales programs and certain customer and product support programs, Butterfly may have with hospitals, physicians or other purchasers of medical devices. Other federal and state laws generally prohibit individuals or entities from knowingly presenting, or causing to be presented, claims for payment from Medicare, Medicaid, or other third-party payors that are false or fraudulent, or are for items or services that were not provided as claimed. These laws include, among others, the federal healthcare Anti-Kickback Statute, the federal civil False Claims Act, other federal health care false statement and fraud statutes, the Open Payments program, the Civil Monetary Penalties Law, and analogous fraud and abuse and transparency laws in most states, as described in “Business of New Butterfly — Government Regulation.” While the federal laws generally apply only to products or services for which payment may be made by a federal healthcare program, state laws often apply regardless of whether federal funds may be involved.
While Butterfly believes and makes every effort to ensure that its business arrangements with third parties and other activities and programs comply with all applicable laws, these laws are complex, and Butterfly’s activities may be found not to be compliant with one or more of these laws, which may result in significant civil, criminal and/or administrative penalties, fines, damages and exclusion from participation in federal health care programs. Even an unsuccessful challenge or investigation into Butterfly’s practices could cause adverse publicity, and be costly to respond to, and thus could have a material adverse effect on Butterfly’s business, financial condition and results of operations. Butterfly’s compliance with Medicare and Medicaid regulations may be reviewed by federal or state agencies, including the Office of Inspector General of the U.S. Department of Health and Human Services (“OIG”), Centers for Medicare & Medicaid Services (“CMS”), and the U.S. Department of Justice, or may be subject to whistleblower lawsuits under federal and state false claims laws. To ensure compliance with Medicare, Medicaid and other regulations, government agencies conduct periodic audits of Butterfly to ensure compliance with various supplier standards and billing requirements.
Similarly, Butterfly’s international operations are subject to the provisions of the FCPA, which prohibits U.S. companies and their intermediaries from making payments in violation of law to non-U.S. government officials for the purpose of obtaining or retaining business or securing any other improper advantage. In many countries, the healthcare professionals that medical device distributors regularly interact with may meet the definition of a foreign official for purposes of the FCPA. International business operations are also subject to various other international anti-bribery laws such as the U.K. Anti-Bribery Act. Despite meaningful measures that Butterfly undertakes to facilitate lawful conduct, which include training and compliance programs and internal policies and procedures, Butterfly may not always prevent unauthorized, reckless or criminal acts by its employees or agents, or employees or agents of businesses or operations it may acquire. Violations of these laws, or allegations of such violations, could disrupt operations, involve significant management distraction and have a material adverse effect on the business, financial condition and results of operations, among other adverse consequences.
If Butterfly is found to have violated laws protecting the confidentiality and security of health information, Butterfly could be subject to civil or criminal penalties, which could increase its liabilities and harm its reputation or its business.
There are a number of federal and state laws protecting the confidentiality and security of individually identifiable health information, or protected health information (“PHI”), and restricting the use and disclosure of that protected information. In particular, the U.S. Department of Health and Human Services promulgated privacy rules under the Health and Insurance Portability and Accountability Act (“HIPAA”). The HIPAA privacy rules protect medical records and other personal health information by limiting their use and disclosure, giving individuals the right to access, amend and seek accounting of their own health information and limiting most use and disclosures of health information to the minimum amount reasonably necessary to accomplish the intended purpose. The HIPAA security rules require the implementation of administrative, physical and technical safeguards to protect the security of PHI. HIPAA applies to health plans, health care providers who engage in certain standard healthcare transactions electronically, such as electronic billing, and healthcare clearinghouses, all of which are referred to as “covered entities.” HIPAA also applies to “business associates,” or organizations that provide services to covered entities involving the use or disclosure of PHI. Business associates, like Butterfly, are subject to direct liability for violations of HIPAA.
Penalties for HIPAA violations can be issued by the U.S. Department of Health and Human Services’ Office for Civil Rights, the U.S. Department of Justice, and state attorneys general. Financial penalties can range from $100 to $50,000 per violation, with a maximum penalty of $1.5 million per year for violation. HIPAA authorizes states attorneys’ general to file suit on behalf of state residents; in such cases, courts can award damages, costs and attorneys’ fees related to HIPAA violations in addition to the aforementioned financial penalties. While HIPAA does not create a private right of action allowing individuals to sue in civil court for HIPAA violations, the HIPAA rules have been used as the basis for a duty of care claim in state civil suits for negligence or recklessness in the misuse or breach of PHI. Further, to provide “covered entity” clients with services that involve access to PHI, HIPAA requires Butterfly to enter into business associate agreements that require it to safeguard PHI in accordance with HIPAA. If Butterfly fails to comply with the terms of its business associate agreements, Butterfly may also be liable contractually.
Additionally, Butterfly is subject to any state laws that are more restrictive than the rules issued under HIPAA. These laws vary by state and could impose stricter standards and additional penalties. If Butterfly is found to be in violation of these applicable state laws, it could be subject to additional civil or criminal penalties, which could increase its liabilities, harm its reputation and have a material adverse effect on its business, financial condition and results of operations.
Butterfly is subject to complex and evolving U.S. and foreign laws and regulations regarding privacy, data protection, and other matters. Many of these laws and regulations are subject to change and uncertain interpretation, and could result in claims, changes to Butterfly’s business practices, monetary penalties, increased cost of operations, or declines in customer growth or engagement, or otherwise harm Butterfly’s business.
Butterfly is subject to a variety of laws and regulations in the United States and abroad that involve matters central to its business, including laws and regulations relating to privacy, data sharing and data protection, artificial intelligence and use of machine learning, rights of publicity, content, intellectual property, advertising, marketing, distribution, data security, data retention and deletion, personal information, electronic contracts and other communications, competition, protection of minors, consumer protection, telecommunications, product liability, taxation, economic or other trade prohibitions or sanctions, corrupt practices, fraud, waste and abuse restrictions, and securities law compliance. The introduction of new products or expansion of Butterfly’s activities in certain jurisdictions may subject Butterfly to additional laws and regulations. For example, both the federal and various state governments of the United States have adopted or are considering laws, guidelines or rules for the collection, distribution, use and storage of information collected from or about customers or their devices. The California Consumer Privacy Act (“CCPA”), for example, which became effective January 1, 2020, substantially expands privacy obligations of many businesses providing services to California residents, including Butterfly. The CCPA requires new disclosures to California consumers, imposes new rules for collecting or using information about minors, and affords consumers new rights, such as the right to know whether the data is sold or disclosed and to whom, the right to request that a company delete personal information collected, the right to opt-out of the sale of personal information and the right to non-discrimination in terms of price or service when a consumer exercises a privacy right. If Butterfly fails to comply with these regulations, the CCPA provides for civil penalties for violations, as well as a private right of action for data breaches that is expected to increase data breach litigation. Moreover, a newly passed ballot initiative, the California Privacy Rights Act (“CPRA”), which will become operational in 2023, expands on the CCPA, creating new consumer rights and protections, including: the right to correct personal information, the right to opt out of the use of personal information in automated decision making, the right to opt out of “sharing” consumer’s personal information for cross-context behavioral advertising, and the right to restrict use of and disclosure of sensitive personal information, including geolocation data to third parties. Butterfly will need to evaluate and potentially update its privacy program to ensure compliance with the CPRA and may incur additional costs and expenses in its effort to comply.
In addition, foreign data protection, privacy, and other laws and regulations can be more restrictive than those in the United States. For example, the EU General Data Protection Regulation 2016/267 (“GDPR”), which came into force on May 25, 2018, implemented stringent operational requirements for the collection, use, storage of, protection of and disclosure of personal data. The GDPR introduced more stringent requirements (which will continue to be interpreted through guidance and decisions over the coming years), including but not limited to requiring organizations to erase an individual’s information upon request, limiting the purposes for which personal data may be used, and implementing mandatory data breach notification requirements, requiring organizations in taking certain measures when engaging third party processors and imposing certain obligations on service providers. The GDPR also confers a private right of action on data subjects and consumer associations to lodge complaints with the supervisory authorities, seek judicial remedies and obtain compensation for damages resulting from violations of the GDPR. The European regime also includes directives which, among other things, require EU member states to regulate marketing by electronic means, the use of web cookies and other tracking technology. Each EU Member State has transposed the requirements of such directives into its own national data privacy regime, and therefore, the laws may differ between jurisdictions. Butterfly may also be subject to European Union rules with respect to cross-border transfers of personal data out of the European Economic Area (“EEA”). Recent legal developments in Europe have created complexity and uncertainty regarding transfers of personal data from the EEA to the United States, as the Court of Justice of the European Union (“CJEU”) invalidated the EU-US Privacy Shield Framework (“Privacy Shield”) on July 16, 2020, which may impact Butterfly’s ability to transfer personal data outside of the EEA to the United States or other jurisdictions. The United Kingdom’s withdrawal from the European Union may also require Butterfly to find alternative solutions for the compliant transfer of personal data into and possibly from the United Kingdom as Butterfly will have to comply with the GDPR and also the UK equivalent. If found non-compliant with any of the many requirements under the GDPR, Butterfly may be subject to fines of up to the greater of €20 million or up to 4% of its total global annual turnover.
While the Court of Justice of the European Union invalidated the EU-US Privacy Shield Framework, the Court upheld the Standard Contractual Clauses as a valid mechanism for data transfers from the EEA to the U.S. Butterfly anticipated this issue, which is why in Butterfly’s Data Processing Addendum, the Standard Contractual Clauses automatically come into effect as a back-up transfer mechanism for personal data to be transferred from the EEA to the U.S. in the event of Privacy Shield invalidation. Butterfly is closely following the European Commission’s draft guidance on the Standard Contractual Clauses and the European Data Protection Board’s draft guidance on supplemental tools to ensure that data transfers are handled in accordance with GDPR and to determine if any changes to its privacy program are necessary.

Data localization laws in some countries may mandate that certain types of data collected in a particular country be stored and/or processed within that country. Butterfly could be subject to audits in Europe and around the world, particularly in the areas of consumer and data protection, as it continues to grow and expand its operations. Legislators and regulators may make legal and regulatory changes, or interpret and apply existing laws, in ways that make Butterfly’s products less useful to customers, require Butterfly to incur substantial costs, expose Butterfly to unanticipated civil or criminal liability, or cause Butterfly to change its business practices. These changes or increased costs could negatively impact Butterfly’s business and results of operations in material ways. If Butterfly fails to comply with these standards, it could be subject to criminal penalties and civil sanctions, including fines and penalties and amounts could be significant.
Cybersecurity risks and cyber incidents could result in the compromise of confidential data or critical data systems and give rise to potential harm to customers, remediation and other expenses, expose Butterfly to liability under HIPAA, consumer protection laws, or other common law theories, subject Butterfly to litigation and federal and state governmental inquiries, damage its reputation, and otherwise be disruptive to Butterfly’s business and operations.
Cyber incidents can result from deliberate attacks or unintentional events. Butterfly collects and stores on its networks sensitive information, including intellectual property, proprietary business information and personally identifiable information of individuals, such as Butterfly customers and employees. The secure maintenance of this information and technology is critical to Butterfly’s business operations. Butterfly has implemented multiple layers of security measures to protect the confidentiality, integrity and availability of this data and the systems and devices that store and transmit such data. Butterfly utilizes current security technologies, including encryption and data depersonalization, and its defenses are monitored and routinely tested. Despite these efforts, threats from malicious persons and groups, new vulnerabilities and advanced new attacks against information systems create risk of cybersecurity incidents. These incidents can include, but are not limited to, gaining unauthorized access to digital systems for purposes of misappropriating assets or sensitive information, corrupting data, or causing operational disruption. Because the techniques used to obtain unauthorized access, disable or degrade service, or sabotage systems change frequently and may not immediately produce signs of intrusion, Butterfly may be unable to anticipate these incidents or techniques, timely discover them, or implement adequate preventative measures.
Cybersecurity threats can come from a variety of sources, and may range in sophistication from an individual hacker to malfeasance by employees, consultants or other service providers to state-sponsored attacks. Cyber threats may be generic, or they may be custom-crafted against our information systems. Over the past several years, cyber-attacks have become more prevalent and much harder to detect and defend against. Butterfly’s network and storage applications, as well as those of its contractors, may be vulnerable to cyber-attack, malicious intrusion, malfeasance, loss of data privacy or other significant disruption and may be subject to unauthorized access by hackers, employees, consultants or other service providers. In addition, hardware, software or applications that Butterfly develops or procures from third parties may contain defects in design or manufacture or other problems that could unexpectedly compromise information security. Unauthorized parties may also attempt to gain access to Butterfly’s systems or facilities through fraud, trickery or other forms of deceiving our employees, contractors and temporary staff.
There can be no assurance that Butterfly will not be subject to cybersecurity incidents that bypass its security measures, impact the integrity, availability or privacy of personal health information or other data subject to privacy laws or disrupt its information systems, devices or business, including its ability to deliver services to its users. As a result, cybersecurity, physical security and the continued development and enhancement of Butterfly’s controls, processes and practices designed to protect Butterfly’s enterprise, information systems and data from attack, damage or unauthorized access remain a priority for Butterfly. As cyber threats continue to evolve, Butterfly may be required to expend significant additional resources to continue to modify or enhance its protective measures or to investigate and remediate any cybersecurity vulnerabilities. The occurrence of any of these events could result in:
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harm to customers and end-users;

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business interruptions and delays;

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the loss, misappropriation, corruption or unauthorized access of data;

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litigation, including potential class action litigation, and potential liability under privacy, security and consumer protection laws or other applicable laws;

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reputational damage;

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increase to insurance premiums; and

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foreign, federal and state governmental inquiries, any of which could have a material, adverse effect on Butterfly’s financial position and results of operations and harm its business reputation.

Security breaches, loss of data and other disruptions could compromise sensitive information related to Butterfly’s business or prevent Butterfly from accessing critical information and expose Butterfly to liability, which could adversely affect its business and its reputation.
In the ordinary course of Butterfly’s business, Butterfly collects and stores sensitive data, and intellectual property and proprietary business information owned or controlled by Butterfly or its users. This data encompasses a wide variety of business-critical information, including research and development information, commercial information, and business and financial information. Butterfly faces four primary risks relative to protecting this critical information: loss of access; inappropriate disclosure; inappropriate modification; and inadequate monitoring of its controls over the first three risks.
The secure processing, storage, maintenance, and transmission of this critical information is vital to Butterfly’s operations and business strategy, and Butterfly devotes significant resources to protecting such information. Although Butterfly takes measures to protect sensitive information from unauthorized access or disclosure, Butterfly’s information technology and infrastructure may be vulnerable to attacks by hackers or viruses, breaches, interruptions due to employee error, malfeasance, lapses in compliance with privacy and security mandates, or other disruptions. Any such breach or interruption could compromise Butterfly’s networks and the information stored there could be accessed by unauthorized parties, publicly disclosed, lost, or stolen.
Any such security breach or interruption, as well as any action by Butterfly or its employees or contractors that might be inconsistent with the rapidly evolving data privacy and security laws and regulations applicable within the United States and elsewhere where Butterfly conducts business, could result in enforcement actions by U.S. states, the U.S. federal government or foreign governments, liability or sanctions under data privacy laws that protect personally identifiable information, regulatory penalties, other legal proceedings such as but not limited to private litigation, the incurrence of significant remediation costs, disruptions to Butterfly’s development programs, business operations and collaborations, diversion of management efforts and damage to Butterfly’s reputation, which could harm its business and operations. For example, the CCPA provides for both civil penalties and a private right of action for data breaches as a result of an entity’s non-compliance with the CCPA. Because of the rapidly moving nature of technology and the increasing sophistication of cybersecurity threats, Butterfly’s measures to prevent, respond to and minimize such risks may be unsuccessful.
With respect to medical information, Butterfly follows HIPAA rules and applicable state laws, separates personal information from medical information, and further employs additional encryption tools to protect the privacy and security of Butterfly’s users and medical data. However, hackers may attempt to penetrate Butterfly’s computer systems, and, if successful, misappropriate personal or confidential business information. In addition, an associate, contractor or other third party with whom Butterfly does business may attempt to circumvent Butterfly’s security measures in order to obtain such information, and may purposefully or inadvertently cause a breach involving such information. While Butterfly continues to implement additional protective measures to reduce the risk of and detect cyber incidents, cyber-attacks are becoming more sophisticated and frequent, and the techniques used in such attacks change rapidly.
In addition, non-compliance with any foreign data privacy and data security regulations, such as the GDPR, which requires stringent data breach notification obligations, among many other requirements, resulting in a data breach may result in fines of up to €20 million or 4% of the annual global revenues of the infringer, whichever is greater. There can be no assurance that Butterfly’s efforts to comply with these and other applicable data privacy regulatory regimes will be successful.

Further, unauthorized access, loss or dissemination of sensitive information could also disrupt Butterfly’s operations, including its ability to conduct research and development activities, process and prepare company financial information, manage various general and administrative aspects of its business and damage its reputation, any of which could adversely affect Butterfly’s business and reputation. In addition, there can be no assurance that Butterfly will promptly detect any such disruption or security breach, if at all. To the extent that any disruption or security breach were to result in a loss of or damage to Butterfly’s data or applications, or inappropriate disclosure of confidential or proprietary information, Butterfly could incur liability and the further development of its products could be delayed.
Broad-based domestic and international government initiatives to reduce spending, particularly those related to healthcare costs, may reduce reimbursement rates for medical procedures, which will reduce the cost-effectiveness of Butterfly’s products and services.
Healthcare reforms, changes in healthcare policies and changes to third-party coverage and reimbursements, including legislation enacted reforming the U.S. healthcare system and both domestic and foreign healthcare cost containment legislation, and any future changes to such legislation, may affect demand for Butterfly’s products and services and may have a material adverse effect on its financial condition and results of operations. The ongoing implementation of the Affordable Care Act, in the United States, as well as state-level healthcare reform proposals could reduce medical procedure volumes and impact the demand for medical device products or the prices at which Butterfly can sell products. These reforms include a national pilot program on payment bundling to encourage hospitals, physicians and other providers to improve the coordination, quality and efficiency of certain healthcare services through bundled payment models. The impact of this healthcare reform legislation, and practices including price regulation, competitive pricing, comparative effectiveness of therapies, technology assessments, and managed care arrangements are uncertain. There can be no assurance that current levels of reimbursement will not be decreased in the future, or that future legislation, regulation, or reimbursement policies of third parties will not adversely affect the demand for Butterfly’s products and services or Butterfly’s ability to sell products and provide services on a profitable basis. The adoption of significant changes to the healthcare system in the United States, the EEA or other jurisdictions in which Butterfly may market its products and services, could limit the prices Butterfly is able to charge for its products and services or the amounts of reimbursement available for its products and services, could limit the acceptance and availability of its products and services, reduce medical procedure volumes and increase operational and other costs.
In addition, the current presidential administration has taken steps to repeal the Affordable Care Act, while other sections of the law have not been fully implemented or effectively repealed by administrative actions. Following congressional repeal of the “individual mandate” that was in place to strongly encourage broad participation in the health insurance markets, there has been ongoing litigation focused on the constitutionality of the Affordable Care Act and the reforms enacted thereunder.
Butterfly cannot predict the ultimate impact of this litigation on the Affordable Care Act or other efforts to repeal and replace the Affordable Care Act, or the subsequent effects of these broad legislative and policy changes on its business at this time. While Butterfly is unable to predict what changes may ultimately be enacted, to the extent that future changes affect how Butterfly’s products and services are paid for and reimbursed by government and private payers, Butterfly’s business could be adversely impacted. Moreover, complying with any new legislation under a new presidential administration or reversing changes implemented under the Affordable Care Act could be time-intensive and expensive, resulting in a material adverse effect on the business.
Inadequate funding for the FDA, the SEC and other government agencies could hinder their ability to hire and retain key leadership and other personnel, prevent new products and services from being developed or commercialized in a timely manner or otherwise prevent those agencies from performing normal business functions on which the operation of Butterfly’s business may rely, which could negatively impact its business.
The ability of the FDA to review and approve or clear new medical device products can be affected by a variety of factors, including government budget and funding levels, ability to hire and retain key personnel and accept the payment of user fees, and statutory, regulatory, and policy changes. Average review times at the agency have fluctuated in recent years as a result. In addition, government funding of the SEC and other government agencies on which our operations may rely, including those that fund research and development activities, is subject to the political process, which is inherently fluid and unpredictable.
Disruptions at the FDA and other agencies may also increase the time necessary for new products to be reviewed and/or approved by necessary government agencies, which would adversely affect Butterfly’s business. For example, over the last several years, the U.S. government has shut down several times, and certain regulatory agencies, such as the FDA and the SEC, have had to furlough critical employees and stop critical activities. Separately, in response to the COVID-19 pandemic, on March 10, 2020, the FDA announced its intention to temporarily postpone most inspections of foreign manufacturing facilities and products. On March 18, 2020, the FDA announced its intention to temporarily postpone routine surveillance inspections of domestic manufacturing facilities and provided guidance regarding the conduct of clinical trials, which has since been further updated and is being refreshed on a periodic basis. As of June 23, 2020, the FDA noted it was continuing to ensure timely reviews of applications for medical products during the COVID-19 pandemic in line with its user fee performance goals and conducting “mission — critical” domestic and foreign inspections to ensure compliance of manufacturing facilities with FDA quality standards.
Most recently, as of July 2020, utilizing a rating system to assist in determining when and where it is safest to conduct such inspections based on data about the virus’s trajectory in a given state and locality and the rules and guidelines that are put in place by state and local governments, the FDA is either continuing to, on a case-by-case basis, conduct only “mission-critical” inspections, or, where possible to do so safely, resuming prioritized domestic inspections, which generally include pre-approval inspections. Foreign pre-approval inspections that are not deemed mission-critical remain postponed, while those deemed mission-critical will be considered for inspection on a case-by-case basis. The FDA will use similar data to inform resumption of prioritized operations abroad as it becomes feasible and advisable to do so. The FDA’s assessment of whether an inspection is mission-critical considers many factors related to the public health benefit of U.S. patients having access to the product subject to inspection, including whether the products are used to diagnose, treat, or prevent a serious disease or medical condition for which there is no other appropriate substitute. Both for-cause and pre-approval inspections can be deemed mission-critical.
Additionally, regulatory authorities outside the United States may adopt similar restrictions or other policy measures in response to the COVID-19 pandemic. If a prolonged government shutdown occurs, or if global health concerns continue to prevent the FDA or other regulatory authorities from conducting their regular inspections, reviews, or other regulatory activities, it could significantly impact the ability of the FDA to timely review and process regulatory submissions, which could have a material adverse effect on Butterfly’s future business. Further, following the completion of the Business Combination and in New Butterfly’s operations as a public company, future government shutdowns could impact New Butterfly’s ability to access the public markets and obtain necessary capital in order to properly capitalize and continue its operations.
Risks Related to Butterfly’s Intellectual Property
If Butterfly is unable to protect its intellectual property, Butterfly’s ability to maintain any technological or competitive advantage over its competitors and potential competitors would be adversely impacted, and Butterfly’s business may be harmed.
Butterfly relies on patent protection as well as trademark, copyright, trade secret and other intellectual property rights protection and contractual restrictions to protect Butterfly’s proprietary technologies, all of which provide limited protection and may not adequately protect Butterfly’s rights or permit Butterfly to gain or keep any competitive advantage. As of November 1, 2020, Butterfly owned approximately 275 issued patents and approximately 537 pending patent applications. Of Butterfly’s approximately 275 issued patents, approximately 81 were issued U.S. utility patents and approximately 24 were issued U.S. design patents. Of Butterfly’s approximately 537 pending patent applications, approximately 155 were pending U.S. utility patent applications and approximately 19 were pending U.S. design applications. In addition, Butterfly owned approximately 170 issued patents in foreign jurisdictions, including Australia, Canada, Europe, Japan, China, Taiwan and Korea, and 363 pending patent applications in foreign jurisdictions, including Australia, Canada, Europe, Japan, China, Taiwan, Korea and India, corresponding to the foregoing. In total, Butterfly owns approximately 175 patent families generally directed to its ultrasound products, including manufacturing, circuit components and add-on features. These issued patents and pending patent applications (if they were to issue as patents) have expected expiration dates ranging between 2030 and 2040. If Butterfly fails to protect its intellectual property, third parties may be able to compete more effectively against it, it may lose its technological or competitive advantage, or it may incur substantial litigation costs in its attempts to recover or restrict use of its intellectual property.
Butterfly cannot assure investors that any of Butterfly’s currently pending or future patent applications will result in granted patents, and Butterfly cannot predict how long it will take for such patents to be granted or whether the scope of such patents, if granted, will adequately protect Butterfly’s products from competitors. It is possible that, for any of Butterfly’s patents that have granted or that may be granted in the future, others will design alternatives that do not infringe upon Butterfly’s patented technologies. Further, Butterfly cannot assure investors that other parties will not challenge any patents granted to Butterfly or that courts or regulatory agencies will hold Butterfly’s patents to be valid or enforceable. Butterfly cannot guarantee investors that it will be successful in defending challenges made against Butterfly’s patents and patent applications. Any successful third-party challenge to Butterfly’s patents could result in the unenforceability or invalidity of such patents, or to such patents being interpreted narrowly or otherwise in a manner adverse to Butterfly’s interests. Butterfly’s ability to establish or maintain a technological or competitive advantage over Butterfly’s competitors may be diminished because of these uncertainties. For these and other reasons, Butterfly’s intellectual property may not provide Butterfly with any competitive advantage. For example:
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Butterfly or Butterfly’s licensors might not have been the first to make the inventions covered by each of Butterfly’s pending patent applications or granted patents;

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Butterfly or Butterfly’s licensors might not have been the first to file patent applications for its inventions. To determine the priority of these inventions, Butterfly may have to participate in interference proceedings or derivation proceedings declared by the U.S. Patent and Trademark Office (“USPTO”) that could result in substantial cost to Butterfly. No assurance can be given that Butterfly’s patent applications or granted patents (or those of Butterfly’s licensors) will have priority over any other patent or patent application involved in such a proceeding;

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Others may independently develop similar or alternative products and technologies or duplicate any of Butterfly’s products and technologies;

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It is possible that Butterfly’s owned or licensed pending patent applications will not result in granted patents, and even if such pending patent applications grant as patents, they may not provide a basis for intellectual property protection of commercially viable products, may not provide Butterfly with any competitive advantages, or may be challenged and invalidated by third parties;

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Butterfly may not develop additional proprietary products and technologies that are patentable;

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The patents of others may have an adverse effect on Butterfly’s business; and

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While Butterfly applies for patents covering Butterfly’s products and technologies and uses thereof, as Butterfly deems appropriate, Butterfly may fail to apply for patents on important products and technologies in a timely fashion or at all, or Butterfly may fail to apply for patents in potentially relevant jurisdictions.

To the extent Butterfly’s intellectual property offers inadequate protection, or is found to be invalid or unenforceable, Butterfly would be exposed to a greater risk of direct competition. If Butterfly’s intellectual property does not provide adequate coverage over Butterfly’s products and protection against Butterfly’s competitors’ products, Butterfly’s competitive position could be adversely affected, as could Butterfly’s business.
Software is a critical component of Butterfly’s devices. To the extent such software is not protected by Butterfly’s patents, Butterfly depends on copyright and trade secret protection and non-disclosure agreements with Butterfly’s employees, strategic partners and consultants, which may not provide adequate protection.

The measures that Butterfly uses to protect the security of Butterfly’s intellectual property and other proprietary rights may not be adequate, which could result in the loss of legal protection for, and thereby diminish the value of, such intellectual property and other rights.
In addition to pursuing patents on Butterfly’s technology, Butterfly also relies upon trademarks, trade secrets, copyrights and unfair competition laws, as well as license agreements and other contractual provisions, to protect Butterfly’s intellectual property and other proprietary rights. Despite these measures, any of Butterfly’s intellectual property rights could be challenged, invalidated, circumvented or misappropriated. In addition, Butterfly takes steps to protect Butterfly’s intellectual property and proprietary technology by entering into confidentiality agreements and intellectual property assignment agreements with Butterfly’s employees, consultants, corporate partners and, when needed, Butterfly’s advisors. Butterfly’s suppliers also have access to the patented technology owned or used by Butterfly as well as other proprietary information, and these suppliers are subject to confidentiality provisions under their agreements with Butterfly.
Such agreements or provisions may not be enforceable or may not provide meaningful protection for Butterfly’s trade secrets or other proprietary information in the event of unauthorized use or disclosure or other breaches of the agreements, and Butterfly may not be able to prevent such unauthorized disclosure. Notwithstanding any such agreements, there is no assurance that Butterfly’s current or former manufacturers or suppliers will not use and/or supply Butterfly’s competitors with Butterfly’s trade secrets, know-how or other proprietary information to which these parties gained access or generated from their relationship with Butterfly. This could lead to Butterfly’s competitors gaining access to patented or other proprietary information. Moreover, if a party to an agreement with Butterfly has an overlapping or conflicting obligation to a third party, Butterfly’s rights in and to certain intellectual property could be undermined. Monitoring unauthorized disclosure is difficult, and Butterfly does not know whether the steps Butterfly has taken to prevent such disclosure are, or will be, adequate. If Butterfly was to enforce a claim that a third party had illegally obtained and was using Butterfly’s trade secrets, it would be expensive and time-consuming, the outcome would be unpredictable, and any remedy may be inadequate. In addition, courts outside the United States may be less willing to protect trade secrets.
In addition, competitors could purchase Butterfly’s products and attempt to replicate some or all of the competitive advantages Butterfly derives from Butterfly’s development efforts, willfully infringe Butterfly’s intellectual property rights, design around Butterfly’s protected technology or develop their own competitive technologies that fall outside of Butterfly’s intellectual property rights. If Butterfly’s intellectual property does not adequately protect Butterfly’s market share against competitors’ products and methods, Butterfly’s competitive position could be adversely affected, as could Butterfly’s business.
Following the Closing, Butterfly will be party to the Technology and Services Exchange Agreement by and among Butterfly and certain affiliated companies, pursuant to which the parties will agree to share personnel and certain non-core technologies. The sharing arrangements under the agreement may prevent Butterfly from fully utilizing its personnel and/or the technologies shared under the agreement. Furthermore, if this agreement were to terminate, or if Butterfly were to lose access to these technologies and services, Butterfly’s business could be adversely affected.
Butterfly has entered into a Technology and Services Exchange Agreement (the “TSEA”) by and among Butterfly and other participant companies controlled by the Rothbergs, consisting of AI Therapeutics, Inc., Quantum-SI Incorporated, Hyperfine Research, Inc., 4Bionics LLC, Tesseract Health, Inc., Liminal Services, Inc. and Homodeus Inc. The TSEA, signed in November 2020, will become effecting upon the Closing. Under the TSEA, Butterfly and the other participant companies may, in their discretion, permit the use of certain non-core technologies, which include any technologies, information or equipment owned or otherwise controlled by the participant company that are not specifically related to the core business area of the participant, such as software, hardware, electronics, fabrication and supplier information, vendor lists and contractor lists, with the other participant companies. The TSEA provides that ownership of each non-core technology shared by Butterfly or another participant company will remain with the company that originally shared the non-core technology. In addition, any participant company (including Butterfly) may, in its discretion, permit its personnel to be engaged by another participant company to perform professional, technical or consulting services for such participant. Unless otherwise agreed to by Butterfly and the other participant company, all rights, title and interest in and to any inventions, works-of-authorship, idea, data or know-how invented, made, created or developed by the personnel (employees, contractors or consultants) in the course of conducting services for a participant company (“Created IP”) will be owned by the participant company for which the work was performed, and the recipient participant company grants to the party that had its personnel provide the services that resulted in the creation of the Created IP a royalty-free, perpetual, limited, worldwide, non-exclusive, sub-licensable (and with respect to software, sub-licensable in object code only) license to utilize the Created IP only in the core business field of the originating participant company, including a license to create and use derivative works based on the Created IP in the originating participant’s core business field, subject to any agreed upon restrictions.
The technology- and personnel-sharing arrangements under the TSEA may prevent Butterfly from fully utilizing its personnel if such personnel are also being used by the other participant companies and may also cause Butterfly personnel to enter into agreements with or provide services to other companies that interfere with their obligations to Butterfly. Created IP under the TSEA may be relevant to Butterfly’s business and created by Butterfly personnel but owned by the other participant companies. Furthermore, if the TSEA were to terminate, or if Butterfly were to lose access to the technologies and services available pursuant to the TSEA, Butterfly’s business could be adversely affected.
Butterfly’s wafer bonding technology for ultrasound applications is licensed to Butterfly by Stanford University. Any loss of Butterfly’s rights to this technology could prevent Butterfly from selling its products.
Butterfly’s wafer bonding technology for use in ultrasound applications is licensed co-exclusively to Butterfly from Stanford until the end of December 2023, at which time the license becomes non-exclusive. Butterfly also licenses on a non-exclusive basis 11 active patents from Stanford. Butterfly does not own the patents that underlie these licenses. Butterfly’s rights to use the licensed technology and employ the inventions claimed in the licensed patents are subject to the continuation of and compliance with the terms of the license. Butterfly’s principal obligations under the license agreements with Stanford include the following:
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royalty payments;

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meeting certain milestones pertaining to development, commercialization and sales of products using the licensed technology;

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annual maintenance fees;

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using commercially reasonable efforts to develop and sell a product using the licensed technology and developing a market for such product; and

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providing certain reports.

If Butterfly breaches any of these obligations, Stanford may have the right to terminate the licenses, which could result in Butterfly being unable to develop, manufacture and sell products using the licensed technology. Termination of Butterfly’s license agreements with Stanford would have a material adverse effect on Butterfly’s business.
In addition, Butterfly is a party to a number of other agreements that include licenses to intellectual property, including non-exclusive licenses. Butterfly may need to enter into additional license agreements in the future. Butterfly’s business could suffer, for example, if any current or future licenses terminate, if the licensors fail to abide by the terms of the license, if the licensed patents or other rights are found to be invalid or unenforceable, or if Butterfly is unable to enter into necessary licenses on acceptable terms.
Butterfly may need or may choose to obtain licenses from third parties to advance Butterfly’s research or allow commercialization of Butterfly’s current or future products, and Butterfly cannot provide any assurances that Butterfly would be able to obtain such licenses.
Butterfly may need or may choose to obtain licenses from third parties to advance Butterfly’s research or allow commercialization of Butterfly’s current or future products, and Butterfly cannot provide any assurances that third-party patents do not exist that might be enforced against Butterfly’s current or future products in the absence of such a license. Butterfly may fail to obtain any of these licenses on commercially reasonable terms, if at all. Even if Butterfly is able to obtain a license, it may be non-exclusive, thereby giving Butterfly’s competitors access to the same technologies licensed to Butterfly. If Butterfly could not obtain a license, Butterfly may be required to expend significant time and resources to develop or license replacement technology. If Butterfly is unable to do so, Butterfly may be unable to develop or commercialize the affected products, which could materially harm Butterfly’s business and the third parties owning such intellectual property rights could seek either an injunction prohibiting Butterfly’s sales, or, with respect to Butterfly’s sales, an obligation on Butterfly’s part to pay royalties and/or other forms of compensation.
Licensing intellectual property involves complex legal, business and scientific issues. Disputes may arise between Butterfly and Butterfly’s licensors regarding intellectual property subject to a license agreement, including:
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the scope of rights granted under the license agreement and other interpretation-related issues;

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whether and the extent to which Butterfly’s technology and processes infringe on intellectual property of the licensor that is not subject to the licensing agreement;

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Butterfly’s right to sublicense patent and other rights to third parties under collaborative development relationships;

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Butterfly’s diligence obligations with respect to the use of the licensed technology in relation to Butterfly’s development and commercialization of Butterfly’s products, and what activities satisfy those diligence obligations; and

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the ownership of inventions and know-how resulting from the joint creation or use of intellectual property by Butterfly’s licensors and Butterfly and Butterfly’s partners.

If disputes over licensed intellectual property prevent or impair Butterfly’s ability to maintain the licensing arrangements on acceptable terms, Butterfly may be unable to successfully develop and commercialize the affected product, or the dispute may have an adverse effect on Butterfly’s results of operation.
In addition to agreements pursuant to which Butterfly in-licenses intellectual property, Butterfly has in the past and may in the future grant licenses under Butterfly’s intellectual property. Like in-licenses, out-licenses are complex, and disputes may arise between Butterfly and Butterfly’s licensees, such as the types of disputes described above. Moreover, Butterfly’s licensees may breach their obligations, or Butterfly may be exposed to liability due to Butterfly’s failure or alleged failure to satisfy Butterfly’s obligations. Any such occurrence could have an adverse effect on Butterfly’s business.
If Butterfly or any of Butterfly’s partners are sued for infringing the intellectual property rights of third parties, such litigation would be costly and time consuming, and an unfavorable outcome in any such litigation could have a material adverse effect on Butterfly’s business.
Butterfly’s success also depends on Butterfly’s ability to develop, manufacture, market and sell Butterfly’s products and perform Butterfly’s services without infringing upon the proprietary rights of third parties. Numerous U.S. and foreign-issued patents and pending patent applications owned by third parties exist in the fields in which Butterfly is developing products and services. As part of a business strategy to impede Butterfly’s successful commercialization and entry into new markets, competitors may claim that Butterfly’s products and/or services infringe their intellectual property rights and may suggest that Butterfly enter into license agreements.
Even if such claims are without merit, Butterfly could incur substantial costs and the attention of Butterfly’s management and technical personnel could be diverted in defending Butterfly against claims of infringement made by third parties or settling such claims. Any adverse ruling by a court or administrative body, or perception of an adverse ruling, may have a material adverse impact on Butterfly’s ability to conduct Butterfly’s business and Butterfly’s finances. Moreover, third parties making claims against Butterfly may be able to obtain injunctive relief against Butterfly, which could block Butterfly’s ability to offer one or more products or services and could result in a substantial award of damages against Butterfly. In addition, since Butterfly sometimes indemnifies customers, collaborators or licensees, Butterfly may have additional liability in connection with any infringement or alleged infringement of third-party intellectual property.
Because patent applications can take many years to issue, there may be pending applications, some of which are unknown to us, that may result in issued patents upon which Butterfly’s products or proprietary technologies may infringe. Moreover, Butterfly may fail to identify issued patents of relevance or incorrectly conclude that an issued patent is invalid or not infringed by Butterfly’s technology or any of Butterfly’s products. There is a substantial amount of litigation involving patent and other intellectual property rights in the medical device space. As Butterfly faces increasing competition and as its business grows, Butterfly will likely face more claims of infringement. If a third party claims that Butterfly or any of Butterfly’s licensors, customers or collaboration partners infringe upon a third party’s intellectual property rights, Butterfly may have to:
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seek licenses that may not be available on commercially reasonable terms, if at all;

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abandon any infringing product or redesign Butterfly’s products or processes to avoid infringement;

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pay substantial damages including, in an exceptional case, treble damages and attorneys’ fees, which Butterfly may have to pay if a court decides that the product or proprietary technology at issue infringes upon or violates the third-party’s rights;

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pay substantial royalties or fees or grant cross-licenses to Butterfly’s technology; or

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defend litigation or administrative proceedings that may be costly whether Butterfly wins or loses, and which could result in a substantial diversion of Butterfly’s financial and management resources.

Butterfly may be involved in lawsuits to protect or enforce Butterfly’s patents or the patents of Butterfly’s licensors, which could be expensive, time-consuming and unsuccessful.
Competitors may infringe Butterfly’s patents or the patents that Butterfly licenses. In the event of infringement or unauthorized use, Butterfly may file one or more infringement lawsuits, which can be expensive and time-consuming. An adverse result in any such litigation proceedings could put one or more of Butterfly’s patents at risk of being invalidated, being found to be unenforceable or being interpreted narrowly and could put Butterfly’s patent applications at risk of not issuing. Furthermore, because of the substantial amount of discovery required in connection with intellectual property litigation, there is a risk that some of Butterfly’s confidential information could be compromised by disclosure during this type of litigation.
Many of Butterfly’s competitors are larger than Butterfly and have substantially greater resources. They are, therefore, likely to be able to sustain the costs of complex patent litigation longer than Butterfly could. In addition, the uncertainties associated with litigation could have a material adverse effect on Butterfly’s ability to raise any funds necessary to continue Butterfly’s operations, continue Butterfly’s internal research programs, in-license needed technology, or enter into development partnerships that would help Butterfly bring its products to market.
In addition, patent litigation can be very costly and time-consuming. An adverse outcome in any such litigation or proceedings may expose Butterfly or any of Butterfly’s future development partners to loss of its proprietary position, expose Butterfly to significant liabilities, or require Butterfly to seek licenses that may not be available on commercially acceptable terms, if at all.
Butterfly’s issued patents could be found invalid or unenforceable if challenged in court, which could have a material adverse impact on Butterfly’s business.
If Butterfly or any of its partners were to initiate legal proceedings against a third party to enforce a patent covering one of Butterfly’s products or services, the defendant in such litigation could counterclaim that Butterfly’s patent is invalid and/or unenforceable. In patent litigation in the United States, defendant counterclaims alleging invalidity and/or unenforceability are commonplace. Grounds for a validity challenge could be an alleged failure to meet any of several statutory requirements, including lack of novelty, obviousness or non-enablement, or failure to claim patent eligible subject matter. Grounds for an unenforceability assertion could be an allegation that someone connected with prosecution of the patent withheld relevant information from the USPTO, or made a misleading statement during prosecution. Third parties may also raise similar claims before the USPTO even outside the context of litigation. The outcome following legal assertions of invalidity and unenforceability is unpredictable. With respect to the validity question, for example, Butterfly cannot be certain that there is no invalidating prior art of which Butterfly and the patent examiner were unaware during prosecution. If a defendant were to prevail on a legal assertion of invalidity and/or unenforceability, Butterfly would lose at least part, and perhaps all, of the challenged patent. Such a loss of patent protection would have a material adverse impact on Butterfly’s business.
Butterfly may be subject to claims that Butterfly’s employees, consultants or independent contractors have wrongfully used or disclosed alleged trade secrets of their other clients or former employers to Butterfly, which could subject Butterfly to costly litigation.
As is common in the medical device industry, Butterfly engages the services of consultants and independent contractors to assist Butterfly in the development of Butterfly’s products. Many of these consultants and independent contractors were previously employed at, or may have previously provided or may be currently providing consulting or other services to, universities or other technology, biotechnology or pharmaceutical companies, including Butterfly’s competitors or potential competitors. Butterfly may become subject to claims that Butterfly, a consultant or an independent contractor inadvertently or otherwise used or disclosed trade secrets or other information proprietary to their former employers or their former or current clients. Butterfly may similarly be subject to claims stemming from similar actions of an employee, such as one who was previously employed by another company, including a competitor or potential competitor. Litigation may be necessary to defend against these claims. Even if Butterfly is successful in defending against these claims, litigation could result in substantial costs and be a distraction to Butterfly’s management team. If Butterfly were not successful, it could lose access or exclusive access to valuable intellectual property.
Butterfly may be subject to claims challenging the inventorship or ownership of Butterfly’s patents and other intellectual property.
Butterfly generally enters into confidentiality and intellectual property assignment agreements with Butterfly’s employees, consultants, and contractors. These agreements generally provide that inventions conceived by the party in the course of rendering services to Butterfly will be Butterfly’s exclusive property. However, those agreements may not be honored and may not effectively assign intellectual property rights to Butterfly. For example, even if Butterfly has a consulting agreement in place with an academic advisor pursuant to which such academic advisor is required to assign any inventions developed in connection with providing services to Butterfly, such academic advisor may not have the right to assign such inventions to Butterfly, as it may conflict with his or her obligations to assign all such intellectual property to his or her employing institution.
Butterfly may not be able to protect Butterfly’s intellectual property rights throughout the world, which could materially, negatively affect Butterfly’s business.
Filing, prosecuting and defending patents on current and future products in all countries throughout the world would be prohibitively expensive, and Butterfly’s intellectual property rights in some countries outside the United States can be less extensive than those in the United States. In addition, the laws of some foreign countries do not protect intellectual property rights to the same extent as federal and state laws in the United States. Consequently, regardless of whether Butterfly is able to prevent third parties from practicing Butterfly’s inventions in the United States, Butterfly may not be able to prevent third parties from practicing Butterfly’s inventions in all countries outside the United States, or from selling or importing products made using Butterfly’s inventions in and into the United States or other jurisdictions. Competitors may use Butterfly’s technologies in jurisdictions where Butterfly has not pursued and obtained patent protection to develop their own products, and further, may export otherwise infringing products to territories where Butterfly has patent protection, but enforcement is not as strong as it is in the United States. These products may compete with Butterfly’s products and Butterfly’s patents or other intellectual property rights may not be effective or sufficient to prevent them from competing. Even if Butterfly pursues and obtains issued patents in particular jurisdictions, Butterfly’s patent claims or other intellectual property rights may not be effective or sufficient to prevent third parties from competing. Patent protection must ultimately be sought on a country-by-country basis, which is an expensive and time-consuming process with uncertain outcomes. Accordingly, Butterfly may choose not to seek patent protection in certain countries, and Butterfly will not have the benefit of patent protection in such countries.
Many companies have encountered significant problems in protecting and defending intellectual property rights in foreign jurisdictions. The legal systems of certain countries, particularly certain developing countries, do not favor the enforcement of patents and other intellectual property protection, which could make it difficult for Butterfly to stop the infringement of Butterfly’s patents or marketing of competing products in violation of Butterfly’s proprietary rights generally. Proceedings to enforce Butterfly’s patent rights in foreign jurisdictions could result in substantial costs and divert Butterfly’s efforts and attention from other aspects of Butterfly’s business, could put Butterfly’s patents at risk of being invalidated or interpreted narrowly and Butterfly’s patent applications at risk of not issuing and could provoke third parties to assert claims against Butterfly. Butterfly may not prevail in any lawsuits that it initiates and the damages or other remedies awarded, if any, may not be commercially meaningful. Accordingly, Butterfly’s efforts to enforce Butterfly’s intellectual property rights around the world may be inadequate to obtain a significant commercial advantage from the intellectual property that Butterfly develops or licenses and may adversely impact Butterfly’s business.
In addition, Butterfly also faces the risk that its products are imported or reimported into markets with relatively higher prices from markets with relatively lower prices, which would result in a decrease of sales and any payments Butterfly receives from the affected market. Recent developments in U.S. patent law have made it more difficult to stop these and related practices based on theories of patent infringement.
Changes in patent laws or patent jurisprudence could diminish the value of patents in general, thereby impairing Butterfly’s ability to protect its products.
The America Invents Act (the “AIA”) was signed into law on September 16, 2011, and many of the substantive changes under the AIA became effective on March 16, 2013. An important change introduced by the AIA is that, as of March 16, 2013, the United States transitioned to a “first-to-file” system for deciding which party should be granted a patent when two or more patent applications are filed by different parties claiming the same invention. A third party that files a patent application in the USPTO after that date but before Butterfly could therefore be awarded a patent covering an invention of Butterfly even if Butterfly had made the invention before it was made by the third party. This requires Butterfly to be cognizant of the time from invention to filing of a patent application, but circumstances could prevent Butterfly from promptly filing patent applications on Butterfly’s inventions.
Among some of the other changes introduced by the AIA are changes that limit where a patent holder may file a patent infringement suit and providing additional opportunities for third parties to challenge any issued patent in the USPTO. This applies to all of Butterfly’s owned and in-licensed U.S. patents, even those issued before March 16, 2013. Because of a lower evidentiary standard in USPTO proceedings compared to the evidentiary standard in U.S. federal courts necessary to invalidate a patent claim, a third party could potentially provide evidence in a USPTO proceeding sufficient for the USPTO to hold a claim invalid even though the same evidence would be insufficient to invalidate the claim if first presented in a district court action. Accordingly, a third party may attempt to use the USPTO procedures to invalidate Butterfly’s patent claims that would not have been invalidated if first challenged by the third party as a defendant in a district court action. The AIA and its implementation could increase the uncertainties and costs surrounding the prosecution of Butterfly’s patent applications and the enforcement or defense of Butterfly’s issued patents.
Additionally, the U.S. Supreme Court has ruled on several patent cases in recent years, such as Impression Products, Inc. v. Lexmark International, Inc., Association for Molecular Pathology v. Myriad Genetics, Inc., Mayo Collaborative Services v. Prometheus Laboratories, Inc. and Alice Corporation Pty. Ltd. v. CLS Bank International, either narrowing the scope of patent protection available in certain circumstances or weakening the rights of patent owners in certain situations. In addition to increasing uncertainty with regard to Butterfly’s ability to obtain patents in the future, this combination of events has created uncertainty with respect to the value of patents, once obtained. Depending on actions by the U.S. Congress and decisions by the federal courts and the USPTO, the laws and regulations governing patents could change in unpredictable ways that could weaken Butterfly’s ability to obtain new patents or to enforce Butterfly’s existing patents and patents that Butterfly might obtain in the future.
Obtaining and maintaining Butterfly’s patent protection depends on compliance with various procedural, document submission, fee payment and other requirements imposed by governmental patent agencies, and Butterfly’s patent protection could be reduced or eliminated for non-compliance with these requirements.
The USPTO and various foreign governmental patent agencies require compliance with a number of procedural, documentary, fee payment and other provisions during the patent process. There are situations in which noncompliance can result in abandonment or lapse of a patent or patent application, resulting in partial or complete loss of patent rights in the relevant jurisdiction. In such an event, competitors might be able to enter the market earlier than would otherwise have been the case. In some cases, Butterfly’s licensors may be responsible for, for example, these payments, thereby decreasing Butterfly’s control over compliance with these requirements.
If Butterfly’s trademarks and trade names are not adequately protected, then Butterfly may not be able to build name recognition in Butterfly’s markets of interest and Butterfly’s business may be adversely affected.
Butterfly’s registered or unregistered trademarks or trade names may be challenged, infringed, circumvented or declared generic or determined to be infringing on other marks. Butterfly may not be able to protect Butterfly’s rights to these trademarks and trade names, which Butterfly needs to build name recognition by potential partners or customers in Butterfly’s markets of interest. At times, competitors may adopt trade names or trademarks similar to Butterfly’s, thereby impeding Butterfly’s ability to build brand identity and possibly leading to market confusion. In addition, there could be potential trade name or trademark infringement claims brought by owners of other registered trademarks. Over the long term, if Butterfly is unable to establish name recognition based on Butterfly’s trademarks and trade names, then Butterfly may not be able to compete effectively and Butterfly’s business may be adversely affected.
Butterfly may use third-party open source software components in future products, and failure to comply with the terms of the underlying open source software licenses could restrict Butterfly’s ability to sell such products.
Butterfly has chosen, and may choose in the future, to use open source software in its products, including its Software Development Kit (“SDK”), which is meant to provide a governed ecosystem for third parties to create content and applications that will serve to enrich the overall software ecosystem and deliver additional clinical and product advancements for its users. Use and distribution of open source software may entail greater risks than use of third-party commercial software, as open source licensors generally do not provide warranties or other contractual protections regarding infringement claims or the quality of the code. Some open source licenses may contain requirements that Butterfly make available source code for modifications or derivative works Butterfly creates based upon the type of open source software Butterfly use. If Butterfly combines its proprietary software with open source software in a certain manner, Butterfly could, under certain open source licenses, be required to release the source code of Butterfly’s proprietary software to the public. This would allow Butterfly’s competitors to create similar products with less development effort and time and ultimately could result in a loss of product sales.
Although Butterfly intends to monitor any use of open source software to avoid subjecting Butterfly’s products to conditions Butterfly does not intend, the terms of many open source licenses have not been interpreted by U.S. courts, and there is a risk that any such licenses could be construed in a way that could impose unanticipated conditions or restrictions on Butterfly’s ability to commercialize its products. Moreover, Butterfly cannot assure investors that Butterfly’s processes for controlling its use of open source software in its products will be effective. If Butterfly is held to have breached the terms of an open source software license, Butterfly could be required to seek licenses from third parties to continue offering its products on terms that are not economically feasible, to re-engineer Butterfly’s products, to discontinue the sale of Butterfly’s products if re-engineering could not be accomplished on a timely basis, or to make generally available, in source code form, Butterfly’s proprietary code, any of which could adversely affect Butterfly’s business, operating results, and financial condition.
Butterfly uses third-party software that may cause errors or failures of Butterfly’s products that could lead to lost customers or harm to Butterfly’s reputation.
Butterfly uses software licensed from third parties in its products. Any errors or defects in third-party software or other third-party software failures could result in errors, defects or cause Butterfly’s products to fail, which could harm Butterfly’s business and be costly to correct. Many of these providers attempt to impose limitations on their liability for such errors, defects or failures, and if enforceable, Butterfly may have additional liability to Butterfly’s customers or third-party providers that could harm Butterfly’s reputation and increase Butterfly’s operating costs.

Butterfly will need to maintain its relationships with third-party software providers and to obtain software from such providers that does not contain any errors or defects. Any failure to do so could adversely impact Butterfly’s ability to deliver reliable products to Butterfly’s customers and could harm Butterfly’s reputation and results of operations.
Numerous factors may limit any potential competitive advantage provided by Butterfly’s intellectual property rights.
The degree of future protection afforded by Butterfly’s intellectual property rights is uncertain because intellectual property rights have limitations, and may not adequately protect Butterfly’s business, provide a barrier to entry against Butterfly’s competitors or potential competitors, or permit Butterfly to maintain Butterfly’s competitive advantage. Moreover, if a third party has intellectual property rights that cover the practice of Butterfly’s technology, Butterfly may not be able to fully exercise or extract value from Butterfly’s intellectual property rights. The following examples are illustrative:
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others may be able to develop and/or practice technology that is similar to Butterfly’s technology or aspects of Butterfly’s technology but that is not covered by the claims of any patents that have issued, or may issue, from Butterfly’s owned or in-licensed patent applications;

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Butterfly might not have been the first to make the inventions covered by a pending patent application that Butterfly owns or licenses;

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Butterfly might not have been the first to file patent applications covering an invention;

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others may independently develop similar or alternative technologies without infringing Butterfly’s intellectual property rights;

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pending patent applications that Butterfly owns or licenses may not lead to issued patents;

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patents, if issued, that Butterfly owns or licenses may not provide Butterfly with any competitive advantages, or may be held invalid or unenforceable, as a result of legal challenges by Butterfly’s competitors;

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third parties may compete with Butterfly in jurisdictions where Butterfly does not pursue and obtain patent protection;

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Butterfly may not be able to obtain and/or maintain necessary or useful licenses on reasonable terms or at all;

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third parties may be able to also license the intellectual property that Butterfly has licensed nonexclusively;

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third parties may assert an ownership interest in Butterfly’s intellectual property and, if successful, such disputes may preclude Butterfly from exercising exclusive rights over that intellectual property;

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Butterfly may not be able to maintain the confidentiality of Butterfly’s trade secrets or other proprietary information;

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Butterfly may not develop or in-license additional proprietary technologies that are patentable; and

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the patents of others may have an adverse effect on Butterfly’s business.

Should any of these events occur, they could significantly harm Butterfly’s business and results of operations.
Litigation Risks
Butterfly faces the risk of product liability claims and may be subject to damages, fines, penalties and injunctions, among other things.
Butterfly’s business exposes it to the risk of product liability claims that are inherent in the testing, manufacturing and marketing of medical devices, including those which may arise from the misuse (including system hacking or other unauthorized access by third parties to its systems) or malfunction of, or design flaws in, its hardware and software products. This liability may vary based on the FDA classification associated with Butterfly’s devices and with the state law governing product liability standards applied to specification developers and/or manufacturers in a given negligence or strict liability lawsuit. Butterfly may be subject to product liability claims if its products cause, or merely appear to have caused, an injury. Claims may be made by patients, healthcare providers or others selling Butterfly’s products. The risk of product liability claims may also increase if Butterfly’s products are subject to a product recall or seizure. Product liability claims may be brought by individuals or by groups seeking to represent a class.
Although Butterfly has insurance at levels that it believes to be appropriate, this insurance is subject to deductibles and coverage limitations. Butterfly’s current product liability insurance may not continue to be available to Butterfly on acceptable terms, if at all, and, if available, the coverage may not be adequate to protect Butterfly against any future product liability claims. Further, if additional medical device products are approved or cleared for marketing, or if Butterfly launches additional 510(k)-exempt device products or products that are not FDA-regulated medical devices, Butterfly may seek additional insurance coverage. If Butterfly is unable to obtain insurance at an acceptable cost or on acceptable terms with adequate coverage or otherwise protect against potential product liability claims, Butterfly will be exposed to significant liabilities, which may harm its business. A product liability claim, recall or other claim with respect to uninsured liabilities or for amounts in excess of insured liabilities could result in significant costs and significant harm to Butterfly’s business.
Butterfly may be subject to claims against it even if the apparent injury is due to the actions of others or misuse of the device or a partner device. Healthcare providers may use Butterfly’s products in a manner inconsistent with the products’ labeling and that differs from the manner in which it was used in clinical studies and approved by the FDA. Off-label use of products by healthcare providers is common, and any such off-label use of Butterfly’s products could subject Butterfly to additional liability, or require design changes to limit this potential off-label use once discovered. Defending a suit, regardless of merit, could be costly, could divert management attention and might result in adverse publicity, which could result in the withdrawal of, or result in reduced acceptance of, Butterfly’s products in the market.
Additionally, Butterfly has entered into various agreements where it indemnifies third parties for certain claims relating to its products. These indemnification obligations may require Butterfly to pay significant sums of money for claims that are covered by these indemnification obligations. Butterfly is not currently subject to any product liability claims; however, any future product liability claims against it, regardless of their merit, may result in negative publicity about Butterfly that could ultimately harm its reputation and could have a material adverse effect on its business, financial condition, results of operations.

INFORMATION ABOUT THE PARTIES TO THE BUSINESS COMBINATION
Longview
Longview is a blank check company whose business purpose is to effect a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination. For more information regarding Longview, see the section titled “Other Information Related to Longview.”
Merger Sub
Merger Sub is a wholly-owned subsidiary of Longview formed solely for the purpose of effecting the Business Combination. Merger Sub was incorporated under the DGCL on November 12, 2020. Merger Sub owns no material assets and does not operate any business.
Butterfly
Butterfly Network, Inc. is an innovative digital health business with a mission of democratizing healthcare by making medical imaging accessible to everyone around the world. Powered by Butterfly’s proprietary Ultrasound-on-Chip™ technology, Butterfly’s solution addresses the needs of point of care imaging with a unique combination of software and hardware technology. Butterfly iQ, followed by Butterfly’s recently launched Butterfly iQ+, is Butterfly’s first product powered by Butterfly’s Ultrasound-on-Chip™, and is the only ultrasound transducer that can perform “whole-body imaging” in a single handheld probe using semiconductor technology. Butterfly’s Ultrasound-on-Chip™ reduces the cost of manufacturing, while Butterfly’s software is intended to make the product easy to use and fully integrated with the clinical workflow, accessible on a user’s smartphone, tablet, and almost any hospital computer system connected to the Internet. Through Butterfly’s portable proprietary, handheld solution, protected by a robust intellectual property portfolio and empowered by its proprietary software and Artificial Intelligence, Butterfly aims to enable earlier detection throughout the body and remote management of health conditions around the world.

THE SPECIAL MEETING
Overview
This proxy statement/prospectus is being provided to Longview stockholders as part of a solicitation of proxies by the Longview Board for use at the Special Meeting to be convened on February 12, 2021 and at any adjournments or postponements of such meeting. This proxy statement/prospectus is being furnished to Longview stockholders on or about           , 2021. In addition, this proxy statement/prospectus constitutes a prospectus for New Butterfly in connection with the issuance by New Butterfly of New Butterfly common stock to be delivered to Butterfly’s stockholders in connection with the Business Combination.
Date, Time and Place of the Special Meeting
The Special Meeting will be held at 8:00 a.m., New York City time, on February 12, 2021. Stockholders may attend, vote and examine the list of Longview stockholders entitled to vote at the Special Meeting by visiting www.virtualshareholdermeeting.com/LGVW2021SM and entering the control number found on their proxy card, voting instruction form or notice they previously received. In light of public health concerns regarding the ongoing COVID-19 pandemic, the Special Meeting will be held in a virtual meeting format only. You will not be able to attend the Special Meeting physically. Longview stockholders are encouraged to access the Special Meeting prior to the start time. If you encounter any difficulties accessing the Special Meeting or during the meeting time, please call the technical support number that will be posted on the Special Meeting login page.
Proposals
At the Special Meeting, Longview stockholders will vote upon:
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the Business Combination Proposal;

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the Charter Amendment Proposal, including the Advisory Charter Amendment Proposals;

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the NYSE Proposal;

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the Director Election Proposal;

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the Equity Incentive Plan Proposal; and

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the Adjournment Proposal.

LONGVIEW’S BOARD OF DIRECTORS HAS UNANIMOUSLY DETERMINED THAT THE BUSINESS COMBINATION PROPOSAL AND THE OTHER PROPOSALS TO BE PRESENTED AT THE SPECIAL MEETING ARE IN THE BEST INTERESTS OF AND ADVISABLE TO THE LONGVIEW STOCKHOLDERS AND RECOMMENDS THAT YOU VOTE “FOR” EACH OF THE PROPOSALS DESCRIBED ABOVE.
Record Date; Outstanding Shares; Shares Entitled to Vote
Longview has fixed the close of business on January 15, 2021 as the “record date” for determining which Longview stockholders are entitled to notice of and to attend and vote at the Special Meeting. As of the close of business on January 15, 2021, the record date for the Special Meeting, there were 51,750,000 shares of Longview common stock outstanding and entitled to vote. Each share of Longview common stock is entitled to one vote per share at the Special Meeting, of which 41,400,000 are shares of Longview Class A common stock and 10,350,000 are shares of Longview Class B common stock held by our Sponsor and the other initial stockholders.
Quorum
A quorum of Longview stockholders is necessary to hold a valid meeting. A quorum will exist at the Special Meeting with respect to each matter to be considered at the Special Meeting if the holders of shares of outstanding Longview common stock representing a majority of the voting power of all outstanding shares of capital stock of Longview entitled to vote at the Special Meeting are present in person (which would include presence at a virtual meeting) or represented by proxy at the Special Meeting. All shares represented by proxy are counted as present for purposes of establishing a quorum.
Vote Required and Longview Board Recommendation
The Business Combination Proposal
Longview stockholders are being asked to consider and vote on a proposal to approve the Business Combination Agreement and thereby approve the Business Combination. You should carefully read this proxy statement/prospectus in its entirety for more detailed information concerning the Business Combination. In particular, your attention is directed to the full text of the Business Combination Agreement, which is attached as Annex A to this proxy statement/prospectus.
Approval of the Business Combination Proposal requires the affirmative vote of a majority of the votes cast by Longview stockholders present in person (which would include presence at a virtual meeting) or represented by proxy at the Special Meeting and entitled to vote thereon. The Business Combination cannot be completed unless the Business Combination Proposal is approved. Stockholders of Longview Class A common stock and stockholders of Longview Class B common stock will vote together as a single class on all matters submitted to a vote of our stockholders, except with respect to the Charter Amendment Proposal and as required by law. The failure to vote, abstentions and broker non-votes have no effect on the outcome of the proposal.
LONGVIEW’S BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE “FOR” THE BUSINESS COMBINATION PROPOSAL.
The Charter Amendment Proposal
Approval of the Charter Amendment Proposal requires the affirmative vote of the holders of (i) at least a majority of the outstanding shares of Longview Class B common stock, voting separately as a single class, and (ii) a majority of the outstanding shares of Longview common stock entitled to vote thereon, voting together as a single class.
LONGVIEW’S BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE “FOR” THE CHARTER AMENDMENT PROPOSAL.
The Advisory Charter Amendment Proposals
Approval of each of the Advisory Charter Amendment Proposals, each of which is a non-binding advisory vote, requires the affirmative vote of a majority of the votes cast by Longview stockholders present in person (which would include presence at a virtual meeting) or represented by proxy at the Special Meeting and entitled to vote thereon. Abstentions and broker non-votes have no effect on the outcome of the proposal.
LONGVIEW’S BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE “FOR” THE ADVISORY CHARTER AMENDMENT PROPOSALS.
The NYSE Proposal
Approval of the NYSE Proposal requires the affirmative vote of a majority of the votes cast by Longview stockholders present in person (which would include presence at a virtual meeting) or represented by proxy at the Special Meeting and entitled to vote thereon. The failure to vote and broker non-votes have no effect on the outcome of the proposal but, for purposes of NYSE rules, abstentions will have the same effect as votes against this proposal.
LONGVIEW’S BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE “FOR” THE NYSE PROPOSAL.
The Director Election Proposal
Approval of the election of each director nominee pursuant to the Director Election Proposal requires the affirmative vote of a plurality of the votes cast by Longview stockholders present in person (which would include presence at a virtual meeting) or represented by proxy at the Special Meeting and entitled to vote thereon. “Plurality” means that the individuals who receive the largest number of votes cast “FOR” are elected as directors. Consequently, any shares not voted “FOR” a particular nominee (whether as a result of an abstention, a direction to withhold authority or a broker non-vote) will not be counted in the nominee’s favor and will have no effect on the Director Election Proposal.
LONGVIEW’S BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE “FOR” EACH OF THE NOMINEES IN THE DIRECTOR ELECTION PROPOSAL.
The Equity Incentive Plan Proposal
Approval of the Equity Incentive Plan Proposal requires the affirmative vote of a majority of the votes cast by Longview stockholders present in person (which would include presence at a virtual meeting) or represented by proxy at the Special Meeting and entitled to vote thereon. The failure to vote and broker non-votes have no effect on the outcome of the proposal but, for purposes of NYSE rules, abstentions will have the same effect as votes against this proposal.
LONGVIEW’S BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE “FOR” THE EQUITY INCENTIVE PLAN PROPOSAL.
The Adjournment Proposal
If the chairman of the Special Meeting does not adjourn the Special Meeting, Longview stockholders may be asked to vote on a proposal to adjourn the Special Meeting, or any postponement thereof, to another time or place if necessary or appropriate (i) due to the absence of a quorum at the Special Meeting, (ii) to prevent a violation of applicable law, (iii) to provide to Longview stockholders any supplement or amendment to this proxy statement/prospectus and/or (iv) to solicit additional proxies if Longview reasonably determines that it is advisable or necessary to do so in order to obtain Longview stockholder approval of the Business Combination Agreement and approval of the Business Combination.
Approval of the Adjournment Proposal requires the affirmative vote of a majority of the votes cast by Longview stockholders present in person (which would include presence at a virtual meeting) or represented by proxy at the Special Meeting and entitled to vote thereon regardless of whether a quorum is present. The failure to vote, abstentions and broker non-votes have no effect on the outcome of the proposal.
LONGVIEW’S BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE “FOR” THE ADJOURNMENT PROPOSAL.
Voting Your Shares
Longview stockholders may vote electronically at the Special Meeting by visiting www.virtualshareholdermeeting.com/LGVW2021SM or by proxy. To participate in the Special Meeting, you will need the 16-digit control number included on your proxy card or instructions that accompanied your proxy materials, if applicable, or to obtain a proxy form from your broker, bank or other nominee. The Special Meeting webcast will begin promptly at 8:00 a.m., New York City time. Longview stockholders are encouraged to access the Special Meeting prior to the start time. Online check-in will begin at 7:45 a.m., New York City time, and Longview stockholders should allow ample time for the check-in procedures. If you encounter any difficulties accessing the virtual meeting or during the meeting time, please call the technical support number that will be posted on the virtual meeting login page. Longview recommends that you submit your proxy even if you plan to attend the Special Meeting. If you vote by proxy, you may change your vote by submitting a later dated proxy before the deadline or by voting electronically at the Special Meeting.
If your shares of Longview common stock are owned directly in your name with the Transfer Agent, Continental Stock Transfer & Trust Company, you are considered, with respect to those shares, the “stockholder of record.” If your shares are held in a stock brokerage account or by a bank or other nominee or intermediary, you are considered the beneficial owner of shares held in “street name” and are considered a “non-record (beneficial) stockholder.”

If you are a Longview stockholder of record you may use the enclosed proxy card to tell the persons named as proxies how to vote your shares. If you properly complete, sign and date your proxy card, your shares will be voted in accordance with your instructions. In addition, you may also submit your proxy before the Special Meeting by visiting http://www.proxyvote.com, 24 hours a day, seven days a week, until 11:59 p.m. New York City time on February 11, 2021 (have your proxy card in hand when you visit the website) or by calling toll-free (within the U.S. or Canada) 1-800-690-6903 until 11:59 p.m. New York City time on February 11, 2021 (have your proxy card in hand when you call). The named proxies will vote all shares at the meeting for which proxies have been properly submitted and not revoked. If you sign and return your proxy card but do not mark your card to tell the proxies how to vote, your shares will be voted “FOR” the proposals to adopt the Business Combination Agreement and the other proposals presented at the Special Meeting.
Your shares will be counted for purposes of determining a quorum if you vote:
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by submitting a properly executed proxy card or voting instruction form by mail, by Internet or by phone; or

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electronically at the Special Meeting.

Abstentions will be counted for determining whether a quorum is present for the Special Meeting.
Voting instructions are printed on the proxy card or voting information form you received. Either method of submitting a proxy will enable your shares to be represented and voted at the Special Meeting.
Voting Shares Held in Street Name
If your shares of Longview common stock are held in an account through a broker, bank or other nominee or intermediary, you must instruct the broker, bank or other nominee how to vote your shares by following the instructions that the broker, bank or other nominee provides you along with this proxy statement/prospectus. Your broker, bank or other nominee may have an earlier deadline by which you must provide instructions to it as to how to vote your Longview common stock, so you should read carefully the materials provided to you by your broker, bank or other nominee or intermediary. If you do not provide voting instructions to your bank, broker or other nominee or intermediary, your shares will not be voted on any proposal on which your bank, broker or other nominee does not have discretionary authority to vote. In these cases, the bank, broker or other nominee or intermediary will not be able to vote your shares on those matters for which specific authorization is required. Brokers do not generally have discretionary authority to vote on any of the proposals.
Broker non-votes are shares held by a broker, bank or other nominee or intermediary that are present or represented by proxy at the Special Meeting, but with respect to which the broker, bank or other nominee or intermediary is not instructed by the beneficial owner of such shares how to vote on a particular proposal and the broker does not generally have voting power on such proposal. Because brokers, banks and other nominees or intermediaries do not generally have discretionary voting with respect to any of the proposals, if a beneficial owner of Longview common stock held in “street name” does not give voting instructions to the broker, bank or other nominee for any proposal, then those shares will not be present or represented by proxy at the Special Meeting.
Alternatively, you may vote by telephone or over the Internet as instructed by your broker, bank or other nominee. “Street name” stockholders who wish to vote at the Special Meeting will need the 16-digit control number included on the instructions that accompanied your proxy materials, if applicable, or to obtain a proxy form from your broker, bank or other nominee.
Revoking Your Proxy
If you are a Longview stockholder of record, you may revoke your proxy at any time before it is voted at the Special Meeting by:
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timely delivering a written revocation letter to the Corporate Secretary of Longview;

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signing and returning by mail a proxy card with a later date so that it is received prior to the Special Meeting; or

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attending the Special Meeting and voting electronically by visiting the website established for that purpose at www.virtualshareholdermeeting.com/LGVW2021SM and entering the control number found on your proxy card, voting instruction form or notice you previously received. Attendance at the Special Meeting will not, in and of itself, revoke a proxy.

If you are a non-record (beneficial) Longview stockholder, you should follow the instructions of your bank, broker or other nominee regarding the revocation of proxies.
Stock Ownership and Voting by Longview’s Officers and Directors
As of January 15, 2021, the record date for the Special Meeting, the Longview directors and officers and their affiliates had the right to vote approximately 10,350,000 shares of Longview common stock, representing approximately 20% of the shares of Longview common stock then outstanding and entitled to vote at the meeting. Longview’s initial stockholders (consisting of the Sponsor, Westley Moore, Derek Cribbs and Randy Simpson) and our other directors and officers at the time of our initial public offering have entered into a letter agreement with us to vote “FOR” the approval of the Business Combination Proposal, “FOR” the approval of the Charter Amendment Proposal, including the Advisory Charter Amendment Proposals, “FOR” the approval of the NYSE Proposal, “FOR” the election of each of the director nominees in the Director Election Proposal, “FOR” the approval of the Equity Incentive Plan Proposal and “FOR” the approval of the Adjournment Proposal, in accordance with the recommendation of the Longview Board.
Redemption Rights
Public stockholders may seek to redeem the public shares that they hold, regardless of whether they vote for or against the proposed Business Combination or do not vote at the Special Meeting. Any public stockholder may request redemption of their public shares for a per share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, calculated as of two business days prior to the consummation of the Business Combination, including interest earned on the funds held in the Trust Account and not previously released to us to pay our franchise and income taxes, divided by the number of then outstanding public shares. If a holder properly seeks redemption as described in this section and the Business Combination is consummated, the holder will no longer own these shares following the Business Combination.
Notwithstanding the foregoing, a public stockholder, together with any affiliate of such holder or any other person with whom such holder is acting in concert or as a “group” (as defined in Section 13(d)(3) of the Exchange Act) will be restricted from seeking redemption rights with respect to 15% or more of the shares of the public shares. Accordingly, if a public stockholder, alone or acting in concert or as a group, seeks to redeem more than 15% of the public shares, then any such shares in excess of that 15% limit would not be redeemed for cash.
Longview’s initial stockholders will not have redemption rights with respect to any shares of Longview common stock owned by them, directly or indirectly.
You will be entitled to receive cash for any public shares to be redeemed only if you:
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(a) hold public shares or (b) hold public shares through units and you elect to separate your units into the underlying public shares and public warrants prior to exercising your redemption rights with respect to the public shares; and

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prior to 5:00 p.m., New York City time, on February 10, 2021, (a) submit a written request, including the legal name, telephone number and address of the beneficial owner of the shares for which redemption is requested, to the Transfer Agent that Longview redeem your public shares for cash and (b) deliver your public shares to the Transfer Agent, physically or electronically through the DTC.

If you hold the shares in street name, you will have to coordinate with your broker to have your shares certificated or delivered electronically. Public shares that have not been tendered (either physically or electronically) in accordance with these procedures will not be redeemed for cash. There is a nominal cost associated with this tendering process and the act of certificating the shares or delivering them through the

DWAC system. The Transfer Agent will typically charge the tendering broker $80 and it would be up to the broker whether or not to pass this cost on to the redeeming public stockholder. In the event the proposed Business Combination is not consummated, this may result in an additional cost to stockholders for the return of their public shares.
Holders of units must elect to separate the underlying public shares and public warrants prior to exercising redemption rights with respect to the public shares. If holders hold their units in an account at a brokerage firm or bank, holders must notify their broker or bank that they elect to separate the units into the underlying public shares and public warrants, or if a holder holds units registered in its own name, the holder must contact the Transfer Agent, directly and instruct them to do so.
Any request to redeem public shares, once made, may be withdrawn at any time until the deadline for submitting redemption requests and thereafter, with Longview’s consent, until the Closing. Furthermore, if a holder of a public share delivers its certificate in connection with an election of its redemption and subsequently decides prior to the deadline for submitting redemption requests not to elect to exercise such rights, it may simply request that Longview instruct the Transfer Agent to return the certificate (physically or electronically). The holder can make such request by contacting the Transfer Agent, at the address or email address listed in this proxy statement/prospectus.
If the Business Combination is not approved or completed for any reason, then public stockholders who elected to exercise their redemption rights will not be entitled to redeem their shares. In such case, Longview will promptly return any public shares previously delivered by public holders.
For illustrative purposes, the cash held in the Trust Account on September 30, 2020 was $414,222,151, or approximately $10.01 per public share. Prior to exercising redemption rights, public stockholders should verify the market price of shares of Longview Class A common stock as they may receive higher proceeds from the sale of their Longview Class A common stock in the public market than from exercising their redemption rights if the market price per share is higher than the redemption price. Longview cannot assure its stockholders that they will be able to sell their Longview Class A common stock in the open market, even if the market price per share is higher than the redemption price stated above, as there may not be sufficient liquidity in its securities when its stockholders wish to sell their shares.
If a public stockholder exercises its redemption rights, then it will be exchanging its redeemed public shares for cash and will no longer own those public shares. You will be entitled to receive cash for your public shares only if you properly exercise your right to redeem your public shares and deliver your shares of Longview common stock (either physically or electronically) to the Transfer Agent, in each case prior to 5:00 p.m., New York City time, on February 10, 2021, the deadline for submitting redemption requests, and the Business Combination is consummated.
Immediately following the Closing, New Butterfly will pay public stockholders who properly exercised their redemption rights in respect of their public shares.
Appraisal Rights
Neither Longview stockholders nor Longview warrant holders have appraisal rights in connection with the Business Combination under the DGCL.
Potential Purchases of Shares and/or Public Warrants
At any time prior to the Special Meeting, during a period when they are not then aware of any material nonpublic information regarding Longview or its securities, the initial stockholders, Butterfly and/or its affiliates may purchase shares and/or warrants from investors, or they may enter into transactions with such investors and others to provide them with incentives to acquire public shares, vote their public shares in favor of the Business Combination Proposal or not redeem their public shares. The purpose of any such transaction could be to (i) vote such shares in favor of the Business Combination and thereby increase the likelihood of obtaining stockholder approval of the Business Combination, (ii) increase the likelihood that the Aggregate Transaction Proceeds Condition is satisfied, or (iii) reduce the number of public warrants outstanding or to vote such warrants on any matters submitted to the warrant holders for approval in connection with the Business Combination. Any such stock purchases and other transactions may thereby increase the likelihood of obtaining stockholder approval of the Business Combination. This may result in the completion of the Business Combination in a way that may not otherwise have been possible. While the exact nature of any such incentives has not been determined as of the date of this proxy statement/prospectus, they might include, without limitation, arrangements to protect such investors or holders against potential loss in value of their shares, including the granting of put options and the transfer to such investors or holders of shares or rights owned by Longview’s initial stockholders for nominal value.
Costs of Solicitation
Longview will bear the cost of soliciting proxies from Longview stockholders.
Longview will solicit proxies by mail. In addition, the directors, officers and employees of Longview may solicit proxies from Longview stockholders by telephone, electronic communication, or in person, but will not receive any additional compensation for their services. Longview will make arrangements with brokerage houses and other custodians, nominees, and fiduciaries representing beneficial owners of shares of Longview common stock for their expenses in forwarding proxy solicitation materials to the beneficial owners of shares of Longview common stock held of record by those persons and will reimburse them for their reasonable out-of-pocket expenses incurred in forwarding such proxy solicitation materials.
Longview has engaged a professional proxy solicitation firm, Okapi, to assist in soliciting proxies for the Special Meeting. Longview has agreed to pay Okapi a fee of $20,000, plus disbursements. Longview will reimburse Okapi for reasonable out-of-pocket expenses and will indemnify Okapi and its affiliates against certain claims, liabilities, losses, damages and expenses.
Other Business
Longview is not aware of any other business to be acted upon at the Special Meeting. If, however, other matters are properly brought before the Special Meeting, the proxies will have discretion to vote or act on those matters according to their best judgment and they intend to vote the shares as the Longview Board may recommend.
Attendance
Only Longview stockholders on the record date or persons holding a written proxy for any stockholder or account of Longview as of the record date may attend the Special Meeting. The Special Meeting will be held in a virtual meeting format only. You will not be able to attend the Special Meeting physically. To participate in the Special Meeting, you will need the 16-digit control number included on your proxy card or instructions that accompanied your proxy materials, if applicable, or to obtain a proxy form from your broker, bank or other nominee. The Special Meeting webcast will begin promptly at 8:00 a.m., New York City time. Longview stockholders are encouraged to access the Special Meeting prior to the start time. Online check-in will begin at 7:45 a.m., New York City time, and Longview stockholders should allow ample time for the check-in procedures. If you encounter any difficulties accessing the virtual meeting or during the meeting time, please call the technical support number that will be posted on the virtual meeting login page.
Assistance
If you need assistance in completing your proxy card or have questions regarding the Special Meeting, please contact Okapi, the proxy solicitation agent for Longview, by calling toll-free at (844) 343-2623. Banks and brokers can call collect at (212) 297-0720, or by emailing info@okapipartners.com.

THE BUSINESS COMBINATION PROPOSAL
The Longview stockholders are being asked to approve the Business Combination Agreement and the transactions contemplated thereby, including the Business Combination. All Longview stockholders should read carefully this proxy statement/prospectus in its entirety for more detailed information concerning the Business Combination Agreement, which is attached as Annex A to this proxy statement/prospectus. You are urged to read carefully the Business Combination Agreement in its entirety before voting on this proposal.
Longview may consummate the Business Combination only if all of the Required Transaction Proposals are approved by the Longview stockholders present in person or represented by proxy at the Special Meeting and entitled to vote thereon.
Structure of the Business Combination
Pursuant to the Business Combination Agreement, Merger Sub will merge with and into Butterfly, with Butterfly surviving the Merger. Upon consummation of the foregoing transactions, Butterfly will be the wholly-owned subsidiary of Longview, which will be known as Butterfly Network, Inc. and referred to herein as New Butterfly. In addition, New Butterfly will amend and restate the Current Charter to be the Proposed Charter and adopt the dual class structure, each as described in the section of this proxy statement/prospectus titled “Description of New Butterfly Securities.”
Consideration to the Butterfly Stockholders
As a consequence of the Merger, at the Effective Time, (i) each share of Butterfly capital stock (other than the Butterfly Series A preferred stock) that is issued and outstanding immediately prior to the Effective Time will become the right to receive 1.0383 shares of New Butterfly Class A common stock, rounded down to the nearest whole number of shares; (ii) each share of Butterfly Series A preferred stock that is issued and outstanding immediately prior to the Effective Time will become the right to receive 1.0383 shares of New Butterfly Class B common stock, rounded down to the nearest whole number of shares; (iii) each option to purchase shares of Butterfly common stock, whether vested or unvested, that is outstanding and unexercised as of immediately prior to the Effective Time will be assumed by New Butterfly and will automatically become an option (vested or unvested, as applicable) to purchase a number of shares of New Butterfly Class A common stock equal to the number of shares of Butterfly common stock subject to such option immediately prior to the Effective Time multiplied by 1.0383, rounded down to the nearest whole number of shares, at an exercise price per share equal to the exercise price per share of such option immediately prior to the Effective Time divided by 1.0383 and rounded up to the nearest whole cent; (iv) each Butterfly restricted stock unit outstanding immediately prior to the Effective Time will be assumed by New Butterfly and will automatically become a restricted stock unit with respect to a number of shares of New Butterfly Class A common stock, rounded to the nearest whole share, equal to the number of shares of Butterfly common stock subject to such Butterfly restricted stock unit immediately prior to the Effective Time multiplied by 1.0383; and (v) the principal amount plus accrued but unpaid interest, if any, on the Butterfly convertible notes outstanding as of immediately prior to the Effective Time will be automatically canceled and converted into the right to receive shares of New Butterfly Class A common stock, with such shares of New Butterfly Class A common stock calculated by dividing the outstanding principal plus accrued but unpaid interest, if any, of each Butterfly convertible note by $10.00, rounded down to the nearest whole number of shares.
New Butterfly Class B common stock will have the same economic terms as New Butterfly Class A common stock, but New Butterfly Class B common stock will have twenty (20) votes per share. The New Butterfly Class B common stock will be subject to a “sunset” provision if Dr. Rothberg and other permitted holders of New Butterfly Class B common stock collectively cease to beneficially own at least twenty percent (20%) of the number of shares of New Butterfly Class B common stock (as such number of shares is equitably adjusted in respect of any reclassification, stock dividend, subdivision, combination or recapitalization of the New Butterfly Class B common stock) collectively held by Dr. Rothberg and permitted transferees of New Butterfly Class B common stock as of the Effective Time.

PIPE Financing
In connection with the execution of the Business Combination Agreement, Longview entered into the Subscription Agreements with the PIPE Investors, pursuant to which, among other things, Longview agreed to issue and sell in private placements an aggregate of 17,500,000 shares of Longview Class A common stock to the PIPE Investors for $10.00 per share immediately prior to the Closing.
The Amended Forward Purchase Agreement
In connection with the execution of the Business Combination Agreement, on November 19, 2020, Longview, Glenview and the Forward Purchasers entered into the Amended Forward Purchase Agreement, pursuant to which the Forward Purchasers agreed to purchase an aggregate number of shares of Longview Class A common stock from Longview, at a purchase price of $10.00 per share, equal to the value of $75 million minus the aggregate proceeds that would otherwise be released to Longview from the Trust Account in connection with the Closing (after considering any redemptions of shares of Longview Class A common stock in connection with the Business Combination). The total maximum number of shares of Longview Class A common stock that may be issued in connection with the Forward Purchase immediately prior to the Closing is 7,500,000.
Background of the Business Combination
The terms of the Business Combination are the result of negotiations between the representatives of Longview and Butterfly. The following is a brief description of the background of these negotiations and the resulting Business Combination.
Longview is a blank check company incorporated in Delaware on February 4, 2020 and formed for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses. Our intention was to utilize our management team’s global network of contacts and operational and investment experience to identify and execute an initial business combination.
On February 12, 2020, prior to the consummation of our initial public offering, our Sponsor purchased 8,625,000 founder shares of our Class B common stock for an aggregate purchase price of $25,000, or approximately $0.0024 per share. In April 2020, our Sponsor transferred 25,000 founder shares to each of Messrs. Moore, Cribbs and Simpson, our director nominees, for a total amount of 75,000 founder shares transferred. On May 20, 2020, we effected a stock dividend of 1,725,000 shares with respect to the Longview Class B common stock, resulting in the initial stockholders holding an aggregate of 10,350,000 founder shares.
On May 26, 2020, we consummated our initial public offering of 36,000,000 units, with each unit consisting of one share of Class A common stock and one-third (1/3) of one warrant. On June 9, 2020, upon the underwriters’ election to partially exercise their over-allotment option, we sold an additional 4,000,000 units to the underwriters, and on June 26, 2020, in connection with the underwriters’ election to exercise their remaining over-allotment option, we sold an additional 1,400,000 units to the underwriters, for a total offering size of 41,400,000 units. The units were sold at an offering price of $10.00 per unit, generating total gross proceeds of $414,000,000. In connection with the consummation of our initial public offering, including the underwriters’ elections to exercise their over-allotment option in relation thereto, we consummated private sales of an aggregate of 6,853,333 private placement warrants to our Sponsor, each exercisable to purchase one share of Longview Class A common stock at an exercise price of $11.50 per share, at a price of $1.50 per warrant, generating gross proceeds of approximately $10,280,000.
Prior to the consummation of our initial public offering, neither Longview nor anyone on its behalf engaged in any substantive discussions, directly or indirectly, with any business combination target with respect to an initial business combination with Longview.
After our initial public offering, our directors and officers, at the direction of the board of directors, commenced an active search for prospective businesses or assets to acquire in our initial business combination.

Representatives of Longview were contacted by, and representatives of Longview contacted, numerous individuals, financial advisors and other entities who offered to present ideas for business combination opportunities.
During this search process, Longview reviewed over fifty business combination opportunities and entered into nondisclosure agreements with nine companies to pursue a more detailed diligence review and evaluation. Prior to its introduction to Butterfly, Longview entered into substantive discussions with a publicly traded global healthcare company, which resulted in Longview making a financing and acquisition proposal for a subsidiary business of such company. These discussions continued from the middle of July 2020 to the end of August 2020, but were terminated because the parties could not reach an agreement on valuation and transaction timing.
On July 30, 2020, John Rodin, our chief executive officer and the co-president of Glenview, which has a long track record of investing in the healthcare industry, received an email from a former business associate of Glenview indicating that he knew an employee at 4Catalyzer Corporation (“4Catalyzer”) and suggesting that Longview may be interested in some of their healthcare initiatives. 4Catalyzer is a medical technology incubator founded by Dr. Jonathan M. Rothberg, the founder and Chairman of Butterfly.
On August 6, 2020, Mr. Rodin had an introductory call with an employee of 4Catalyzer to discuss the companies in their portfolio. In the course of that conversation, it was determined that Butterfly was the most likely target of interest to Longview. Mr. Rodin sent a presentation introducing Longview to the employee to be shared with the Butterfly management team.
On August 19, 2020, the 4Catalyzer employee introduced Mr. Rodin to Darius Shahida, Chief Strategy Officer and Chief Business Development Officer of Butterfly. Mr. Shahida arranged a virtual meeting on August 27, 2020 to provide an overview of Butterfly’s products, its business strategy and plans for growth to Mr. Rodin, as the representative of the Longview management team. The initial presentation was attended by Mr. Rodin from Longview and Dr. Rothberg, Laurent Faracci, Butterfly’s former Chief Executive Officer, Gioel Molinari, Butterfly’s then-President, Mr. Shahida, and Dr. John Martin, Butterfly’s Chief Medical Officer. The parties discussed Butterfly, its business strategy, potential growth opportunities and Butterfly’s interest in pursuing a SPAC transaction. Both parties agreed that such a path was intriguing and that further discussions were merited.
On August 28, 2020, Longview and Butterfly executed a Confidential Disclosure Agreement and representatives of Longview were given access to the Butterfly data room to commence their diligence review of Butterfly.
On September 8, 2020, Longview approached representatives of UBS Securities LLC (“UBS”) to provide financial advice on the potential transaction and the industry generally, assist with Longview’s preparation of a financial model and help negotiate the transaction. UBS commenced work at such time, while the formal engagement of UBS to provide financial advisory services in connection with the proposed Business Combination was executed as of October 22, 2020.
On September 14, 2020, Larry Robbins, our Chairman, Mr. Rodin, Mark Horowitz, our Chief Financial Officer and Lee Hathaway, Glenview Capital’s Co-Head of Healthcare Investing, held a virtual meeting with Dr. Rothberg, Mr. Faracci and Mr. Shahida. Butterfly gave an overview presentation of its vision, products, competitive positioning and market opportunity. Longview discussed, among other things, opportunities to add value to Butterfly’s business due to its experience and network of relationships in healthcare services, managed care and related healthcare subsectors.
Over the next several weeks, Butterfly provided Longview and its representatives with due diligence materials, including financial information for Longview to use in preparing its financial model. Representatives of Longview and Butterfly held telephonic conferences, face-to-face meetings and virtual meetings to discuss many commercial and legal elements of Butterfly’s business to assist Longview and its advisors in developing Longview’s financial model of Butterfly. Longview, Butterfly and their respective representatives also discussed important structural elements of a potential transaction.
During this time period, Longview, with the assistance of UBS, built a model of the Butterfly business in order generate a view as to the near-term financial performance and growth opportunities within Butterfly’s product offerings. Longview performed extensive channel checks and other research to understand the market reception to Butterfly’s products and how they compared to similar products on the market. Further research was performed in evaluating both the U.S. and international total addressable market for Butterfly’s products, relying on third-party data sources. This and other data points and evaluations of other public and private companies would become the framework for Longview’s proposal to Butterfly.
On September 25, 2020, Longview delivered a draft letter of intent and proposed transaction timeline to Butterfly, which proposed a framework for a potential business combination. The draft letter of intent was not a complete document but intended to initiate further discussion, setting forth key terms and structural details of a potential merger. Longview also delivered a presentation with supporting documentation for its valuation framework and its views on the benefits that Longview would bring to a partnership with Butterfly. Longview presented a valuation framework that applied a multiple to Butterfly’s projected 2022 revenues. These materials were discussed in a virtual meeting on September 25, 2020, attended by Dr. Rothberg and Messrs. Faracci and Shahida from Butterfly and Messrs. Robbins, Rodin, Horowitz and Hathaway from Longview. During the meeting, the parties discussed the potential transaction, the draft letter of intent and anticipated timeline for completion and agreed that both were mutually interested in negotiating a full set of terms that would be agreeable to both parties.
On September 28, 2020, representatives of UBS had a call with representatives of J.P. Morgan Securities LLC, financial advisor to Butterfly (“J.P. Morgan”), to discuss the proposed letter of intent. At that meeting, representatives of J.P. Morgan indicated that Butterfly was working on a response to the draft letter of intent and intended to provide a response later that week after consultation with the Butterfly Board.
On October 1, 2020, Butterfly delivered a counterproposal to Longview and representatives from Longview and Butterfly, including Dr. Rothberg and Messrs. Faracci, Shahida, Robbins, Rodin, Horowitz and Hathaway, as well as representatives from J.P. Morgan, attended a virtual meeting to discuss the details of Butterfly’s proposed transaction terms. The material points that were being negotiated in Butterfly’s counterproposal related to valuation, the terms of a minimum cash closing condition and governance matters. Specifically, Butterfly countered with a proposed purchase price of $1,400 million. In addition, Butterfly proposed a minimum cash closing condition of $250 million with the Forward Purchase Agreement to be used to backstop up to $150 million of redemptions of public shares and Longview to obtain “non-redemption commitments” from an additional $100 million of public shares. Finally, Butterfly proposed that Dr. Rothberg receive special voting stock carrying 20X the voting power of, but in all other respects identical to, the common stock to be issued in the proposed Business Combination.
On October 3, 2020, Longview convened a special meeting of the Longview Board to discuss a potential business combination with Butterfly and proceed toward a non-binding letter of intent. During the meeting, Messrs. Robbins, Rodin and Horowitz updated the Longview Board on the status of negotiations with Butterfly, including the principal terms of the transaction, proposed timing and related information.
Between October 4, 2020 and October 8, 2020, representatives of UBS and J.P. Morgan held several rounds of discussions to discuss the various proposals and counterproposals. UBS and J.P. Morgan discussed Butterfly’s projected revenues, appropriate valuation multiples and considered various transaction structures. UBS also proposed alternatives to the super voting stock for Dr. Rothberg. In the course of these conversations, J.P. Morgan indicated, on behalf of Butterfly, that in order to avoid a “down round” from Butterfly’s Series D valuation they could not agree to a lower purchase price than what was in their October 1st counterproposal.
On October 6, 2020, Longview delivered a draft revised letter of intent and transaction timeline to Butterfly. The October 6th letter agreed to Butterfly’s purchase price of $1,400 million, with adjustments to be made to account for proceeds from the future exercise of stock options. In addition, Longview agreed to Butterfly’s request for a $250 million minimum cash closing condition but proposed that be addressed through a combination of a PIPE financing and the Forward Purchase Agreement, as determined by Longview. Finally, the letter proposed further discussions regarding the composition of the New Butterfly Board and Butterfly's super voting stock proposal.
On October 7, 2020 Mr. Robbins and Dr. Rothberg met to discuss the draft letter of intent, governance structure and composition of the New Butterfly Board. Dr. Rothberg expressed that it was important to him to retain control over the company he had built, and as a result, Butterfly would prioritize pursuing a dual class common stock structure, where one class held 20 times voting power than the other. In considering a super-voting governance structure, Longview considered, among others, the factors described under “— Longview’s Board of Directors’ Reasons for the Approval of the Business Combination.”
On October 8, 2020, Longview delivered a revised letter of intent that reflected the terms the parties had agreed to over the preceding days.
On October 9, 2020, Longview hosted a virtual kick-off meeting to organize the overall business combination process, introduce members of its business and legal teams and organize the approach for a potential PIPE financing. Present at this meeting were representatives from Longview and Butterfly, UBS, J.P. Morgan, Ropes & Gray, outside legal counsel to Longview (“Ropes”) and Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C., outside legal counsel to Butterfly (“Mintz”). Representatives of Butterfly also provided a detailed overview of Butterfly’s business priorities and organizational initiatives.
On October 11, 2020, members of Longview’s management team provided an update to the Longview Board with the proposed final letter of intent and a summary of the changes that were negotiated over the course of the prior week.
On October 11, 2020, Longview and Butterfly entered into a non-binding letter of intent (the “LOI”) concerning the Business Combination, proposing a purchase price of $1,400 million paid in newly issued publicly traded shares of the combined company. During the negotiations with Butterfly, Longview had been receiving and reviewing inbound proposals from representatives of other potential targets. Given the exclusivity provisions contained in the LOI, Longview ceased contact with other business combination targets and their representatives.
Following execution of the LOI, the parties and their respective legal counsel began to draft and prepare the definitive agreements governing the transaction. The parties also commenced corporate, intellectual property, IT, security, supply chain and competitive due diligence. In addition, the parties began preparing an investor presentation for meetings with certain targeted investors. All such investors agreed to be subject to certain confidentiality and other restrictions in order to gain access to information related to the prospective transaction.
Beginning the week of October 19, 2020, Longview held investor meetings with potential investors, which included existing Longview stockholders, existing Butterfly stockholders, potential strategic partners primarily in the healthcare delivery space and potential PIPE Investors. For the majority of these presentations, Messrs. Robbins, Rodin and Hathaway represented Longview and Messrs. Shahida and Molinari and Dr. Martin represented Butterfly. Shortly after such meetings, prospective investors were provided access to a digital data room containing information furnished to those investors, which information is included in this proxy statement/prospectus.
Over the course of, approximately, the following 4 weeks, and in parallel with the negotiation and drafting of the Business Combination Agreement, Longview obtained private placement commitments of $175 million with respect to the PIPE Financing.
On November 10, 2020, the Longview Board held a special board meeting via video conference to discuss the Business Combination and the terms of the definitive agreements. Messrs. Robbins, Rodin, Horowitz and Hathaway and representatives from Ropes & Gray briefed the Longview Board on the terms of the Business Combination Agreement and discussed the status of the PIPE Financing.
Between November 13, 2020 and November 15, 2020, Longview and the potential PIPE Investors collectively negotiated the terms and exchanged drafts of the Subscription Agreements with the potential PIPE Investors and their respective representatives and advisors, including with respect to the funding mechanics, representations and warranties, and indemnification provisions set forth therein, and responded to follow-up questions and comments related thereto, particularly with respect to the Closing process and the expected timeline for consummating the Business Combination.
As Longview and its representatives were finalizing the terms of the Subscription Agreements, Longview also negotiated the Amended Forward Purchase Agreement with Glenview and the Forward Purchasers.

On November 15, 2020, a final version of the Subscription Agreement was distributed to the potential PIPE Investors, which reflected the outcome of negotiations between Longview, Butterfly, and the potential PIPE Investors and their respective representatives and advisors. On November 19, 2020, the potential PIPE Investors that had chosen to participate in the PIPE Financing indicated their final subscription amounts and delivered executed Subscription Agreements to Longview.
On November 17, 2020, the Longview Board held a special meeting via video conference to provide an update on the PIPE Financing and the negotiation of the Business Combination Agreement, as well as to provide updates on Longview’s diligence review.
On November 19, 2020, the Longview Board voted unanimously to approve the definitive Business Combination Agreement, the Subscription Agreements and the transactions contemplated in the Business Combination. In approving the transactions, the Longview Board determined that the aggregate fair market value of the proposed Business Combination was at least 80% of the net assets held in the Trust Account.
On November 19, 2020, the Butterfly Board voted unanimously to approve the Business Combination Agreement.
On November 19, 2020, the parties entered into the definitive Business Combination Agreement and Longview entered into the Subscription Agreements for the PIPE Financing. On November 20, 2020, Longview and Butterfly issued a press release announcing the Business Combination.
Longview’s Board of Directors’ Reasons for the Approval of the Business Combination
On November 19, 2020, the Longview Board unanimously (i) approved the signing of the Business Combination Agreement and the transactions contemplated thereby and (ii) directed that the Business Combination Agreement, related transaction documentation and other proposals necessary to consummate the Business Combination be submitted to our stockholders for approval and adoption, and recommended that our stockholders (i) approve and adopt the Business Combination Agreement and the Proposed Charter, (ii) elect the director nominees pursuant to the Director Election Proposal, and (iii) approve the issuance of shares of common stock pursuant to the Transactions. Before reaching its decision, our board of directors reviewed the results of management’s due diligence, which included:
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research on Butterfly’s market, as well competitors to Butterfly and dynamics with other essential industry players;

•
extensive meetings (virtually and in person) and calls with Butterfly’s management team and representatives regarding operations, financial prospects, customers, sales and marketing strategy, its product pipeline, the regulatory landscape, hiring and retention, cybersecurity and supply chain management, among other customary due diligence matters;

•
review of Butterfly’s material business contracts and certain other legal and commercial diligence;

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review of Butterfly’s regulatory compliance;

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review of Butterfly’s intellectual property protections, including patents, trademarks and trade secrets;

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review of customer feedback from current users of Butterfly’s products and its competitors’ products;

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financial and accounting diligence; and

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diligence on Butterfly’s financial model in conjunction with management of Butterfly and each party’s respective financial advisors.

The Longview Board considered a wide variety of factors in connection with its evaluation of the Business Combination. In light of the complexity of those factors, the Longview Board did not consider it practicable to, nor did it attempt to, quantify or otherwise assign relative weights to the specific factors it took into account in reaching its decision. Different individual members of the Longview Board may have given different weight to different factors in their evaluation of the Business Combination.

In the prospectus for our initial public offering, we identified the following general criteria and guidelines that we believed would be important in evaluating prospective target businesses, although we indicated we may enter into a business combination with a target business that does not meet these criteria and guidelines. We sought to acquire a business that we believe:
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Has a strong, experienced management team, or provides a platform to assemble an effective management team with a track record of driving growth, profitability, and value creation;

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Allows for a collaborative, long-term partnership through Suggestivism™ and enhanced engagement;

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Has a history of strong operating and financial results and strong fundamentals;

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Is prepared to be a public company and will benefit from having a public currency in order to enhance its ability to pursue accretive acquisitions, high-return capital projects, and/or strengthen its balance sheet;

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Exhibits unrecognized value or other characteristics, desirable returns on capital, or a need for capital to achieve its growth strategy;

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Offers an attractive risk-adjusted return for our stockholders;

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Has a defensible market position with demonstrated advantages compared to competitors that create barriers to entry against new potential market entrants;

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Has a diversified customer base better positioned to endure economic downturns, changes in the industry landscape and evolving customer, supplier and competitor preferences; and

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Has significant embedded and/or underexploited expansion and margin improvement opportunities.

These illustrative criteria were not intended to be exhaustive. We stated in the initial public offering prospectus that any evaluation relating to the merits of a particular initial business combination would be based, to the extent relevant, on these general guidelines as well as other considerations, factors and criteria that our management may deem relevant. In the event that we decided to enter into a business combination with a target business that does not meet the above criteria and guidelines, we indicated that would disclose that the target business does not meet the above criteria in our stockholder communications related to our initial business combination.
In considering the Business Combination, the Longview Board concluded that it met the above criteria. In particular, the Longview Board considered the following positive factors, although not weighted or in any order of significance:
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historical information regarding Butterfly’s business, financial performance, and results of operations;

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current information and forecast projections from Butterfly and Longview’s management regarding (i) Butterfly’s business, prospects, financial condition, operations, technology, products, services, management, competitive position, and strategic business goals and objectives, (ii) general economic, industry, and financial market conditions and (iii) opportunities and competitive factors within Butterfly’s industry;

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information provided to the Longview Board by third-party consultants reviewing Butterfly’s information technology systems and intellectual property;

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the opportunity to participate in a combined company that is commercializing a hand-held ultrasound imaging device as well as wearable technology, based on its novel technology and with significant growth potential;

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the total addressable market of Butterfly’s products that exist today, and total addressable market for potential products that are currently in research and development;

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the potential to commercialize into the international market;

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the potential value that Longview can bring to Butterfly’s business based upon Longview’s existing relationships in the healthcare industry, including with healthcare providers and payors;

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information of comparable companies in certain industries;

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the success of the PIPE Financing, which was subscribed to by sophisticated financial and strategic third parties with access to similar materials as the Longview Board;

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the potential strategic value from some of the PIPE Investors;

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the belief of the Longview Board that an acquisition by Longview has a reasonable likelihood of closing without potential issues under applicable antitrust and competition laws, or potential issues from any regulatory authorities;

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the recommendation by Longview’s management that the Longview Board approve the Business Combination, as the Longview Board would not have approved any transaction in connection with this strategic process without such a recommendation from Longview’s management;

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Butterfly’s ability to demonstrate the value of its technology to existing and potential users and its ability to integrate into and add value to large healthcare enterprise systems; and

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all other factors the Longview Board deemed relevant.

The Longview Board also considered the following negative factors (which are more fully described in the “Risk Factors” section of this proxy statement/prospectus), although not weighted or in any order of significance:
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the risk that some of the current public stockholders would vote against the Business Combination proposal or decide to exercise their redemption rights, thereby depleting the amount of cash available in the Trust Account to an amount below the minimum required to consummate the Business Combination;

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the risks involved with the Business Combination and the likelihood that Longview and Butterfly will be able to complete the Business Combination, the possibility that the Business Combination might not be consummated, and Longview’s prospects going forward without the combination with Butterfly;

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the risk of concentrating voting control in the dual-class share structure with “super-voting” rights for Dr. Rothberg, including its impact on index inclusion, the ability of certain investors to invest in Butterfly due to corporate governance guidelines and the trading multiples of other companies with a similar voting structure;

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the substantial transaction expenses to be incurred in connection with the Business Combination and the negative impact of such expenses on Longview’s cash reserves and operating results should the Business Combination not be completed;

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the possible negative effect of the Business Combination and public announcement of the Business Combination on Longview’s financial performance, operating results and stock price; and

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all other factors the Longview Board deemed relevant.

Under the Business Combination Agreement, Longview has agreed to combine with Butterfly based on a $1.3 billion pre-money equity valuation to be paid in common shares of Longview. The total consideration represents a market value of equity in excess of 80% of the assets held in the Trust Account (net of amounts disbursed to management for working capital purposes, if permitted, and excluding the amount of any deferred underwriting commissions), a requirement for an initial business combination under our Current Charter.
Although the Longview Board did not seek a third-party valuation, and did not receive any report, valuation or opinion from any third party in connection with the Business Combination, the Longview Board relied on the following sources (i) due diligence on Butterfly’s business operations; (ii) extensive research reports and data related to the medical device industry, and more specifically the ultrasound market, in the United States and internationally; and (iii) Longview management’s collective experience in public markets transactions in constructing and evaluating financial models/projections and conducting valuations of businesses. The Longview Board concluded that the $1.3 billion pre-money equity valuation is fair and reasonable, given the growth prospects, potential industry consolidation and other compelling aspects of the transaction.

During the course of valuing Butterfly, Longview’s management also identified several comparable public companies in the high-growth med tech, software as a service spaces, as well as other companies that Longview’s management identified as having disruptive technologies. Longview’s management believes that the combined company is likely to be considered to be in one or more of these categories by potential investors based on its business and financial model.
The following is the financial information of these companies and Butterfly that was considered by the Longview Board:
	Butterfly	High Growth Med-Tech(1)	Software-as-a- Service(2)	Disruptive Technologies(3)
EV/2022E Revenue	10.6x	15.1x	13.4x	21.4x
Revenue CAGR 2020 – 2022E	77%	34%	27%	46%

(1)
Comparable companies considered in High Growth Med Tech field included Dexcom, Inc., iRhythm Technologies, Inc., Silk Road Medical, Inc., Insulet Corporation, Outset Medical, Inc., Shockwave Medical, Inc. and Inari Medical, Inc.

(2)
Comparable companies considered in Software-as-a-Service field included Adobe Inc., Livongo Health, Inc., Square, Inc., salesforce.com, inc. and Teladoc Health, Inc.

(3)
Comparable companies considered Disruptive Technologies included Adaptive, Inc., Berkeley Lights, Inc., Guardant Health, Inc., 10x Genomics, Inc. and NANO-X IMAGING LTD.

Certain Projected Financial Information of Butterfly
Butterfly does not as a matter of course make public projections as to future sales, earnings, or other results. However, the management of Butterfly has prepared the prospective financial information set forth below to present to Longview’s Board in connection with its consideration of the potential business combination. The accompanying prospective financial information was not prepared with a view toward public disclosure or with a view toward complying with the guidelines established by the American Institute of Certified Public Accountants with respect to prospective financial information, but, in the view of Butterfly’s management, was prepared on a reasonable basis, reflects the best currently available estimates and judgments, and presents, to the best of management’s knowledge and belief, the expected course of action and the expected future financial performance of Butterfly. However, this information is not fact and should not be relied upon as being necessarily indicative of future results, and readers of this proxy statement/prospectus are cautioned not to place undue reliance on the prospective financial information.
Neither the independent registered public accounting firms of Longview, Butterfly, nor any other independent accountants, have compiled, examined, or performed any procedures with respect to the prospective financial information contained herein, nor have they expressed any opinion or any other form of assurance on such information or its achievability, and assume no responsibility for, and disclaim any association with, the prospective financial information.
	2020	2021	2022	2023	2024
Revenue ($ in millions)	$44.0	$78.1	$137.9	$235.2	$334.0
% Year over year revenue growth	60%	77%	77%	71%	42%
% gross margin	NM	43%	51%	60%	68%
Contribution from wearables	—	—	—	5%	10%
In connection with its consideration of the potential business combination, Longview’s Board was provided with the projections set forth above prepared by management of Butterfly (collectively, the “Projections”).
The Projections are included in this proxy statement/prospectus solely to provide Longview’s stockholders access to information made available in connection with Longview’s Board’sconsideration of the proposed business combination. The Projections should not be viewed as public guidance. Furthermore, the Projections do not take into account any circumstances or events occurring after the date on which the Projections were prepared, which was November 19, 2020.
The Projections were not prepared with a view toward public disclosure or with a view toward complying with the guidelines established by the SEC or the American Institute of Certified Public Accountants with respect to prospective financial information. The Projections have not been audited. Neither the independent registered public accounting firms of Longview nor Butterfly or any other independent accountants, have compiled, examined or performed any procedures with respect to the Projections contained herein, nor have they expressed any opinion or any other form of assurance on such information or their achievability, and the independent accounting firms of Longview and Butterfly assume no responsibility for, and disclaim any association with, the Projections, as further described in the “Cautionary Note Regarding Forward-Looking Statements”.
The Projections were prepared in good faith by Butterfly’s management based on their reasonable estimates and assumptions with respect to the expected future financial performance of Butterfly at the time the Projections were prepared and speak only as of that time. While presented with numerical specificity, the Projections are forward-looking and reflect numerous estimates and assumptions including, but not limited to, future industry performance under various industry scenarios as well as assumptions for competition, general business, economic, market and financial conditions and matters specific to the businesses of Butterfly, all of which are difficult to predict and many of which are beyond the preparing parties’ control including, among other things, the matters described in the sections entitled “Cautionary Note Regarding Forward-Looking Statements” and “Risk Factors.”
The Projections were prepared solely for internal use to assist Longview in its evaluation of Butterfly and the business combination. Butterfly has not warranted the accuracy, reliability, appropriateness or completeness of the projections to anyone, including Longview. Neither Butterfly’s management nor any of its respective representatives has made or makes any representations to any person regarding the ultimate performance of Butterfly relative to the Projections. The Projections are not fact. The Projections are not a guarantee of actual future performance. The future financial results of Butterfly may differ materially from those expressed in the Projections due to factors beyond either of their ability to control or predict. The Projections are not included in this proxy statement/prospectus in order to induce any Butterfly stockholders to vote in favor of any of the proposals at the special meeting.
We encourage you to review the financial statements of Butterfly included in this proxy statement/prospectus, as well as the financial information in the sections entitled “Selected Historical Consolidated Financial Information of Butterfly”, and “Unaudited Pro Forma Combined Financial Information” in this proxy statement/prospectus and to not rely on any single financial measure.
Neither Longview nor Butterfly or any of their respective affiliates intends to, and, except to the extent required by applicable law, each of them expressly disclaims any obligation to, update, revise or correct the Projections to reflect circumstances existing or arising after the date such Projections were generated or to reflect the occurrence of future events, even in the event that any or all of the assumptions underlying the Projections are shown to be in error or any of the Projections otherwise would not be realized.
Regulatory Approvals
The Business Combination is subject to the expiration or termination of the waiting period (or any extension thereof) applicable under the HSR Act. On December 18, 2020, the Federal Trade Commission granted the parties’ request for early termination of the waiting period.
Satisfaction of 80% Test
After consideration of the factors identified and discussed in the section titled “The Business Combination Proposal — Longview’s Board of Directors Reasons for the Approval of the Business Combination,” the Longview Board concluded that the Business Combination met all of the requirements disclosed in the prospectus for its initial public offering with respect to Longview’s initial business combination, including that the Business Combination had a fair market value of at least 80% of the balance of the net assets held in the Trust Account (net of amounts disbursed to management for working capital purposes, if permitted, and excluding the amount of any deferred underwriting commissions) at the time of execution of the Business Combination Agreement. In reaching this determination, the Longview Board concluded that it was appropriate to base such valuation in part on qualitative factors such as competitive positioning, product pipeline and addressable market opportunity, as well as quantitative factors such as Butterfly’s historical growth rate and its potential for future growth in sales volume and revenue. The Longview Board believes that the financial skills and background of its members qualify it to conclude that the acquisition of Butterfly met this requirement.
Interests of Longview’s Directors and Officers in the Business Combination
In considering the recommendation of the Longview Board in favor of approval of the Business Combination Proposal, it should be noted that Longview’s initial stockholders, including its directors and officers, have interests in the Business Combination that are different from, or in addition to, those of Longview stockholders and warrant holders generally. These interests include, among other things, the interests listed below:
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If we are unable to complete our initial business combination by May 26, 2022, we will: (i) cease all operations except for the purpose of winding up, (ii) as promptly as reasonably possible but not more than 10 business days thereafter, redeem 100% of the public shares, at a per share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest earned on the funds held in the Trust Account and not previously released to us to pay our franchise and income taxes (less up to $100,000 of interest to pay dissolution expenses), divided by the number of then outstanding public shares, which redemption will completely extinguish public stockholders’ rights as stockholders (including the right to receive further liquidating distributions, if any), and (iii) as promptly as reasonably possible following such redemption, subject to the approval of our remaining stockholders and our board of directors, liquidate and dissolve, subject in each case to our obligations under the DGCL to provide for claims of creditors and the requirements of other applicable law.

•
There will be no liquidating distributions from the Trust Account with respect to our founder shares if we fail to complete our initial business combination by May 26, 2022. Our Sponsor purchased the founder shares prior to our initial public offering for an aggregate purchase price of $25,000 and, in April 2020, transferred 25,000 founder shares to each of Westley Moore, Derek Cribbs and Randy Simpson. Upon the Closing, such founder shares will remain outstanding.

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In connection with the closing of our initial public offering, we consummated the sale of 6,853,333 private placement warrants at a price of $1.50 per warrant in a private placement to our Sponsor. The warrants are each exercisable commencing the later of 30 days following the Closing and 12 months from the closing of our initial public offering, which occurred on May 26, 2020, for one share of Longview Class A common stock at $11.50 per share. If we do not consummate a business combination transaction by May 26, 2022, then the proceeds from the sale of the private placement warrants will be part of the liquidating distribution to the public stockholders and the warrants held by our Sponsor will be worthless. The warrants held by our Sponsor had an aggregate market value of approximately $6.85 million based upon the closing price of $1.00 per warrant on the NYSE on November 19, 2020. Upon the Closing, the private placement warrants will become 6,853,333 warrants to purchase shares of New Butterfly Class A common stock at an exercise price of $11.50 per share.

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Our initial stockholders, officers and directors will lose their entire investment in us if we do not complete a business combination by May 26, 2022. In addition, on October 30, 2020, Butterfly and certain affiliates of Glenview entered into the October 2020 Convertible Note Purchase Agreement, pursuant to which such affiliates of Glenview purchased an aggregate principal amount of $25.1 million of Butterfly convertible notes. On January 15, 2021, certain investment funds managed by Glenview transferred $118,443, $1,184,441, $177,666 and $592,221 aggregate principal amount of Butterfly convertible notes to director nominees Dawn Carfora, John Hammergren, Gianluca Pettiti and S. Louise Phanstiel, respectively. See “Certain Relationships and Related Party Transactions — Butterfly.” Pursuant to the Merger, at the Effective Time, the principal amount plus accrued but unpaid interest, if any, on the Butterfly convertible notes outstanding as of immediately prior to the

Effective Time will be automatically canceled and converted into the right to receive shares of New Butterfly Class A common stock, with such shares of New Butterfly Class A common stock calculated by dividing the outstanding principal plus accrued but unpaid interest, if any, of each Butterfly convertible note by $10.00, rounded down to the nearest whole number of shares.
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Certain of our officers and directors may continue to serve as directors of New Butterfly after the Closing. As such, in the future they may receive any cash fees, stock options or stock awards that the New Butterfly Board determines to pay to its directors.

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Concurrently with the execution of the Business Combination Agreement, Longview entered into the Subscription Agreements with the PIPE Investors, pursuant to which the PIPE Investors have agreed to purchase, immediately prior to the Closing, an aggregate of 17,500,000 shares of Longview Class A common stock at a purchase price of $10.00 per share. Glenview and certain of its affiliates agreed to purchase 2,500,000 of these shares.

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In order to protect the amounts held in the Trust Account, the Sponsor has agreed that it will be liable to us if and to the extent any claims by a third party (other than our independent registered public accounting firm) for services rendered or products sold to us, or a prospective target business with which we have discussed entering into a transaction agreement, reduce the amount of funds in the Trust Account to below (1) $10.00 per public share or (2) such lesser amount per public share held in the Trust Account as of the date of the liquidation of the Trust Account due to reductions in the value of the trust assets, in each case net of the interest which may be withdrawn to pay our franchise and income taxes, except as to any claims by a third party who executed a waiver of any and all rights to seek access to the Trust Account and except as to any claims under our indemnity of the underwriters in our initial public offering against certain liabilities, including liabilities under the Securities Act.

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Following the Closing, our Sponsor would be entitled to the repayment of any working capital loan and advances that have been made to Longview and remain outstanding. On January 11, 2021, Longview issued a note to our Sponsor in exchange for up to $2.0 million for working capital expenses. As of the date of this proxy statement/prospectus, we have not drawn down any amounts under the promissory note. See “Certain Relationships and Related Party Transactions — Longview.” If we do not complete an initial business combination within the required period, we may use a portion of our working capital held outside the Trust Account to repay the working capital loans, but no proceeds held in the Trust Account would be used to repay the working capital loans.

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Following the consummation of the Business Combination, we will continue to indemnify our existing directors and officers and will maintain a directors’ and officers’ liability insurance policy.

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The fact that Glenview, an affiliate of the Sponsor, and certain of Glenview’s affiliates hold the Butterfly convertible notes, which are collectively expected to be converted into an aggregate of 2,541,975 shares of Butterfly Class A common stock, in addition to the 2.5 million shares of Longview Class A common stock they have agreed to purchase in the PIPE, based on an assumed Closing Date of January 31, 2021.

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The fact that Glenview, an affiliate of Longview’s Sponsor, and certain of Glenview’s affiliates agreed in the Amended Forward Purchase Agreement to purchase up to 7,500,000 shares of Longview’s Class A common stock in the Forward Purchase immediately prior to the Closing and 2,500,000 shares of Longview Class A common stock pursuant to the PIPE Financing.

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Upon the Closing, subject to the terms and conditions of the Business Combination Agreement, our Sponsor, our officers and directors and any of their respective affiliates may be entitled to reimbursement for any reasonable out-of-pocket expenses related to identifying, investigating, negotiating and completing an initial business combination, and repayment of any other loans, if any, and on such terms as to be determined by Longview from time to time, made by our Sponsor or certain of our officers and directors to finance transaction costs in connection with an intended initial business combination.

Sources and Uses of Funds for the Business Combination
The following table summarizes the sources and uses for funding the Transactions. Where actual amounts are not known or knowable, the figures below represent Butterfly’s good faith estimate of such amounts assuming a Closing as of January 31, 2021.
(in millions)	Assuming No Redemptions of Public Shares	Assuming Maximum Redemptions of Public Shares
Sources
Butterfly Rollover Equity	$1,293.8(1)	$1,293.8(1)
Proceeds from Trust Account	414.0	—
Forward Purchase	—	75.0
PIPE Investors	175.0	175.0
Total Sources	$1,882.8	$1,543.8
Uses
Equity Consideration to Existing Investors	$1,293.8	$1,293.8
Cash to Balance Sheet	544.6	205.6
Estimated Transaction Costs	40.0	40.0
Payment of Loan Payable	4.4(2)	4.4(2)
Total Uses	$1,882.8	$1,543.8

(1)
Includes Butterfly capital stock and options outstanding and available to grant pursuant to the Butterfly Network, Inc. 2012 Equity Incentive Plan outstanding as of September 29, 2020 (calculated using the treasury stock method).

(2)
Represents repayment of Butterfly’s loan payable in the amount of $4,365,930.

Directors and Executive Officers of New Butterfly After the Business Combination
Subject to the occurrence of the Closing and any limitation with respect to any specific individual imposed under applicable laws and the listing requirements of the NYSE (for the avoidance of doubt, after giving effect to any exemptions available to a controlled company), effective as of the Closing, Longview will take all actions necessary or appropriate (including securing resignations or removals and making such appointments as are necessary) to cause the New Butterfly Board to consist of seven (7) directors comprised of the persons identified by Longview and Butterfly pursuant to the Business Combination Agreement. On the Closing Date, Longview shall enter into customary indemnification agreements reasonably satisfactory to Butterfly with the individuals to be elected as members of the New Butterfly Board, which indemnification agreements shall continue to be effective immediately following the Closing.
Except as otherwise directed in writing by Butterfly, and conditioned upon the occurrence of the Closing, Longview will take all actions necessary or appropriate (including securing resignations or removals and making such appointments as are necessary) to cause the persons identified by Butterfly to be the officers of New Butterfly (and holding the same titles as held at Butterfly) until the earlier of their resignation or removal or until their respective successors are duly appointed.
Butterfly will take all necessary action prior to the Effective Time such that, at the Effective Time (a) the governing documents of Butterfly will be the governing documents of the Surviving Company, except that the name of the Surviving Company will be “BFLY Operations, Inc.”; and (b) at the Effective Time, the directors and officers of Butterfly immediately prior to the Effective Time will be the initial directors and officers of the Surviving Company, each to hold office in accordance with the governing documents of the Surviving Company until such director’s or officer’s successor is duly elected or appointed and qualified, or until the earlier of their death, resignation or removal.

Stock Exchange Listing
Longview’s units, Class A common stock and public warrants are publicly traded on the NYSE under the symbols “LGVW.U,” “LGVW” and “LGVW WT,” respectively. Longview intends to apply to list the New Butterfly Class A common stock on the NYSE under the symbols “BFLY” and “BFLY WS,” respectively, upon the Closing of the Business Combination. New Butterfly will not have units traded following the Closing of the Business Combination.
Accounting Treatment
The Business Combination will be accounted for as a reverse recapitalization in accordance with GAAP. Under this method of accounting, Longview will be treated as the “acquired” company for accounting purposes and the business combination will be treated as the equivalent of Butterfly issuing stock for the net assets of Longview, accompanied by a recapitalization. The net assets of Longview will be stated at historical cost, with no goodwill or other intangible assets recorded.
Butterfly has been determined to be the accounting acquirer based on evaluation of the following facts and circumstances:
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Butterfly’s existing stockholders and holders of Butterfly convertible notes will have the greatest voting interest in the combined entity under the no and maximum redemption scenarios, with over 90% of the voting interest in each scenario;

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The largest individual minority stockholder of the combined entity is an existing stockholder of Butterfly;

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Butterfly’s senior management will be the senior management of New Butterfly; and

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Butterfly is the larger entity based on historical revenue and has the larger employee base.

The preponderance of evidence as described above is indicative that Butterfly is the accounting acquirer in the Business Combination.
Vote Required for Approval
This Business Combination Proposal (and consequently, the Business Combination Agreement and the transactions contemplated thereby, including the Business Combination) will be approved and adopted only with the affirmative vote of a majority of the votes cast by Longview stockholders present in person (which would include presence at a virtual meeting) or represented by proxy at the Special Meeting and entitled to vote thereon. Abstentions and broker non-votes have no effect on the outcome of the proposal.
The Business Combination is conditioned upon the approval of the Business Combination Proposal, subject to the terms of the Business Combination Agreement. If the Business Combination Proposal is not approved, the other proposals (except the Adjournment Proposal, as described below) will not be presented to the Longview stockholders for a vote.
The Sponsor, Westley Moore, Derek Cribbs and Randy Simpson, along with Longview’s directors and officers as of the time of its initial public offering, have agreed to vote the founder shares and any public shares owned by them in favor of the Business Combination Proposal. See “Related Agreements — Sponsor Letter Agreement” for more information.
Recommendation of the Longview Board of Directors
THE LONGVIEW BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT LONGVIEW STOCKHOLDERS VOTE “FOR” THE APPROVAL OF THE BUSINESS COMBINATION PROPOSAL.
The existence of financial and personal interests of Longview’s directors or officers may result in a conflict of interest on the part of such director(s) or officer(s) between what they may believe is in the best interests of Longview and its stockholders and what they may believe is best for himself or themselves in determining to recommend that stockholders vote for the proposals. See the section titled “The Business Combination Proposal — Interests of Longview’s Directors and Officers in the Business Combination” for a further discussion.

THE BUSINESS COMBINATION AGREEMENT
Overview
We are asking our stockholders to adopt and approve the Business Combination Agreement, certain related agreements and the transactions contemplated thereby (including the Merger). Longview stockholders should read carefully this proxy statement/prospectus in its entirety for more detailed information concerning the Business Combination Agreement, which is attached as Annex A to this proxy statement/prospectus and is incorporated herein by reference, and the transactions contemplated thereby. Please see “— The Business Combination Agreement” below for additional information and a summary of certain terms of the Business Combination Agreement. We urge you to read carefully the Business Combination Agreement in its entirety before voting on this proposal.
Because we are holding a stockholder vote on the Business Combination, we may consummate the Business Combination only if it is approved by the affirmative vote of at least a majority of the votes of shares of Longview common stock present in person (which would include presence at a virtual meeting) or represented by proxy at the Special Meeting and entitled to vote thereon.
The Business Combination Agreement
This subsection of the proxy statement/prospectus describes the material provisions of the Business Combination Agreement, but does not purport to describe all of the terms of the Business Combination Agreement. The following summary is qualified in its entirety by reference to the complete text of the Business Combination Agreement, which is attached as Annex A to this proxy statement/prospectus. You are urged to read the Business Combination Agreement in its entirety because it is the primary legal document that governs the Business Combination.
The Business Combination Agreement contains representations, warranties and covenants that the respective parties made to each other as of the date of the Business Combination Agreement or other specific dates as provided for in the Business Combination Agreement. The assertions embodied in those representations, warranties and covenants were made for purposes of the contract among the respective parties and are subject to important qualifications and limitations agreed to by the parties in connection with negotiating the Business Combination Agreement. The representations, warranties and covenants in the Business Combination Agreement are also modified in part by the underlying disclosure schedules (the “Disclosure Schedules”), which are not filed publicly and which are subject to a contractual standard of materiality different from that generally applicable to stockholders and were used for the purpose of allocating risk among the parties rather than establishing matters as facts. We do not believe that the Disclosure Schedules contain information that is material to an investment decision. Additionally, the representations and warranties of the parties to the Business Combination Agreement may or may not have been accurate as of any specific date and do not purport to be accurate as of the date of this proxy statement/prospectus. Accordingly, no person should rely on the representations and warranties in the Business Combination Agreement or the summaries thereof in this proxy statement/prospectus as characterizations of the actual state of facts about Longview, the Sponsor, Butterfly or any other matter.
On November 19, 2020, Longview, Merger Sub and Butterfly entered into the Business Combination Agreement, which provides for, among other things, the following:
(a)
on the Closing Date at the Effective Time, Longview will file the Proposed Charter with the Secretary of State of the State of Delaware. As a consequence of adopting the Proposed Charter, at the Effective Time, the governing documents of Longview will be restated and become the Proposed Charter and the New Butterfly Bylaws as described in this proxy statement/prospectus and Longview’s name will be changed to “Butterfly Network, Inc.”;

(b)
the parties to the Business Combination Agreement will cause a certificate of merger to be executed and filed with the Secretary of State of the State of Delaware, pursuant to which Merger Sub will merge with and into Butterfly at the Effective Time, with Butterfly as the surviving corporation in the Business Combination and, after giving effect to the Merger, Butterfly will be a wholly-owned subsidiary of Longview;

(c)
as a consequence of the Merger, at the Effective Time, the governing documents of Butterfly will be the governing documents of the surviving company;

(d)
as a consequence of the Merger, at of the Effective Time, the directors and officers of Butterfly as of immediately prior to the Effective Time will be the initial directors and officers of the surviving corporation, each to hold office in accordance with the governing documents of the surviving company, until such director’s or officer’s successor is duly elected or appointed and qualified, or until the earlier of their death, resignation or removal;

(e)
as a consequence of the Merger, at of the Effective Time, each share of Longview Class B common stock will be canceled and extinguished and converted into one share of Longview Class A common stock;

(f)
as a consequence of the Merger, at the Effective Time, (i) each share of Butterfly capital stock (other than the Butterfly Series A preferred stock) that is issued and outstanding immediately prior to the Effective Time will be canceled and extinguished and converted into the right to receive 1.0383 shares of New Butterfly Class A common stock, rounded down to the nearest whole number of shares; and (ii) each share of Butterfly Series A preferred stock that is issued and outstanding immediately prior to the Effective Time will become the right to receive 1.0383 shares of New Butterfly Class B common stock, rounded down to the nearest whole number of shares;

(g)
as a consequence of the Merger, at the Effective Time, each share of Butterfly capital stock held prior to the Effective Time as treasury stock shall be automatically canceled and extinguished;

(h)
as a consequence of the Merger, at the Effective Time, the Butterfly convertible notes shall be canceled and converted into the right to receive the number of shares of Longview Class A common stock equal to (x) the outstanding aggregate principal amount plus accrued but unpaid interest divided by (y) $10.00;

(i)
as a consequence of the Merger, Longview shall adopt and assume Butterfly’s 2012 Equity Incentive Plan and (i) all options outstanding immediately prior to the Effective Time (whether vested or unvested) shall become options to purchase a number of shares of Longview Class A common stock equal to the number of shares of Butterfly common stock subject to such option immediately prior to the Effective Time multiplied by 1.0383, rounded down to the nearest whole number of shares, at an exercise price per share equal to the exercise price per share of such option immediately prior to the Effective Time divided by 1.0383 and rounded up to the nearest whole cent; (ii) each Butterfly restricted stock unit outstanding immediately prior to the Effective Time will be assumed by New Butterfly and will automatically become a restricted stock unit with respect to a number of shares of New Butterfly Class A common stock, rounded to the nearest whole share, equal to the number of shares of Butterfly common stock subject to such Butterfly restricted stock unit immediately prior to the Effective Time multiplied by 1.0383.

In connection with the Business Combination, certain related agreements have been, or will be entered into on or prior to the Closing of the Business Combination, including the Subscription Agreements, the Amended and Restated Registration Rights Agreement, the Butterfly Transaction Support Agreement, the Sponsor Letter Agreement, the Amended Forward Purchase Agreement and the Advisory Agreement. See “— Related Agreements” for more information.
Effect of the Business Combination on Existing Longview Equity
The Business Combination will result in, among other things, the following, each of which will occur at the Effective Time, by virtue of the Merger and without any action on the part of any party:
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the governing documents of Longview will be restated and become the Proposed Charter and New Butterfly Bylaws as described in this proxy statement/prospectus and Longview’s name will change to “Butterfly Network, Inc.”;

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the form of the certificate of incorporation and the bylaws will be appropriately adjusted to give effect to any amendments contemplated by the form of certificate of incorporation or the bylaws that are not adopted and approved by the Longview stockholders prior to the Effective Time, other than the amendments to the Longview governing documents that are contemplated by the Charter Amendment Proposal, which are a condition to the Closing of the Business Combination; and
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each share of Longview Class B common stock that is issued and outstanding as of immediately prior to the Effective Time will be converted, on a one-for-one basis, into a share of New Butterfly Class A common stock.

The Business Combination will have no effect on Longview Class A common stock that is issued and outstanding as of immediately prior to the Effective Time, which will continue to remain outstanding. On the Closing Date, prior to the Effective Time, each issued and outstanding unit of Longview that has not been previously separated into the underlying shares of Longview Class A common stock and underlying Longview warrants upon the request of the holder thereof will be canceled and will entitle the holder thereof to one share of New Butterfly Class A common stock and one-third (1/3) of one warrant representing the right to purchase one share of New Butterfly Class A common stock at an exercise price of $11.50 per share on the terms and subject to the conditions set forth in the Longview warrant agreement.
Consideration to Butterfly Equityholders in the Business Combination
As a consequence of the Merger, at the Effective Time (i) each share of Butterfly capital stock (other than the Butterfly Series A preferred stock) that is issued and outstanding immediately prior to the Effective Time will become the right to receive 1.0383 shares of New Butterfly Class A common stock, rounded down to the nearest whole number of shares; (ii) each share of Butterfly Series A preferred stock that is issued and outstanding immediately prior to the Effective Time will become the right to receive 1.0383 shares of New Butterfly Class B common stock, rounded down to the nearest whole number of shares; (iii) each option to purchase shares of Butterfly common stock, whether vested or unvested, that is outstanding and unexercised as of immediately prior to the Effective Time will be assumed by New Butterfly and will automatically become an option (vested or unvested, as applicable) to purchase a number of shares of New Butterfly Class A common stock equal to the number of shares of Butterfly common stock subject to such option immediately prior to the Effective Time multiplied by 1.0383, rounded down to the nearest whole number of shares, at an exercise price per share equal to the exercise price per share of such option immediately prior to the Effective Time divided by 1.0383 and rounded up to the nearest whole cent; (iv) each Butterfly restricted stock unit outstanding immediately prior to the Effective Time will be assumed by New Butterfly and will automatically become a restricted stock unit with respect to a number of shares of New Butterfly Class A common stock, rounded to the nearest whole share, equal to the number of shares of Butterfly common stock subject to such Butterfly restricted stock unit immediately prior to the Effective Time multiplied by 1.0383; and (v) the principal amount plus accrued but unpaid interest, if any, on the Butterfly convertible notes outstanding as of immediately prior to the Effective Time will be automatically canceled and converted into the right to receive shares of New Butterfly Class A common stock, with such shares of New Butterfly Class A common stock calculated by dividing the outstanding principal plus accrued but unpaid interest, if any, of each Butterfly convertible note by $10.00, rounded down to the nearest whole number of shares.
Closing and Effective Time of the Business Combination
The Closing is required to take place electronically by exchange of the closing deliverables as promptly as reasonably practicable, but in no event later than the third business day following the satisfaction (or, to the extent permitted by applicable law, waiver) of the conditions described below under “— Conditions to Closing of the Business Combination,” (other than those conditions that by their nature are to be satisfied at the Closing, but subject to satisfaction or waiver of such conditions) or at such other place, date and/or time as Longview and Butterfly may agree in writing.
Conditions to Closing of the Business Combination
Conditions to Each Party’s Obligations
The respective obligations of each party to the Business Combination Agreement to consummate the transactions contemplated by the Business Combination are subject to the satisfaction of the following conditions, the satisfaction of which cannot be waived due to the requirements of the parties’ organizational documents, applicable law, or otherwise:
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the applicable waiting period under the HSR Act relating to the Business Combination having expired or been terminated;

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no order or law issued by any court of competent jurisdiction or other governmental entity or other legal restraint or prohibition preventing the consummation of the Business Combination being in effect;

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this proxy statement/prospectus becoming effective in accordance with the provisions of the Securities Act, no stop order being issued by the SEC and remaining in effect with respect to this proxy statement/prospectus, and no proceeding seeking such a stop order being threatened or initiated by the SEC and remaining pending;

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the approval of the Business Combination Agreement, the related documents to the Business Combination Agreement to which Butterfly is or will be a party and the transactions contemplated by each of the foregoing (including the Merger) being obtained by the requisite number of stockholders of Butterfly in accordance with the DGCL, Butterfly’s governing documents and Butterfly’s Company Stockholders Agreements (as defined in the Business Combination Agreement);

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the approval of each Required Transaction Proposal by the affirmative vote of a majority of the votes of shares of Longview common stock entitled to vote thereon, whether in person or by proxy at the Special Meeting, having been obtained in accordance with the DGCL and Longview’s governing documents; and

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after giving effect to the Transactions, Longview having at least $5,000,001 of net tangible assets (as determined in accordance with Rule 3a51-1(g)(1) of the Exchange Act) immediately after the Effective Time.

Other Conditions to the Obligations of the Longview Parties
Unless waived by Longview (on behalf of itself and the other Longview Parties), the obligations of the Longview Parties to consummate the transactions contemplated by the Business Combination Agreement are subject to the satisfaction of the following further conditions:
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the representations and warranties of Butterfly regarding the organization and qualification of Butterfly and its subsidiaries, certain representations and warranties regarding the capitalization, and amounts payable upon a change in control, of Butterfly and the representations and warranties of Butterfly regarding the authority of Butterfly to, among other things, consummate the Transactions, the intended tax treatment of the Business Combination and brokers fees being true and correct (without giving effect to any limitation of “materiality” or “Butterfly Material Adverse Effect” (as defined below) or any similar limitation as set forth in the Business Combination Agreement) in all material respects as of the Closing Date as though made on and as of such date (or, if given as of an earlier date, as of such earlier date);

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certain other representations and warranties regarding the capitalization of Butterfly being true and correct in all respects (except for de minimis inaccuracies) as of the Closing Date as though made on and as of such date (or, if given as of an earlier date, as of such earlier date);

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the other representations and warranties of Butterfly being true and correct (without giving effect to any limitation as to “materiality” or “Butterfly Material Adverse Effect” or any similar limitation as set forth in the Business Combination Agreement) in all respects as of the Closing Date as though made on and as of such date (or, if given as of an earlier date, as of such earlier date), except where the failure of such representations and warranties to be true and correct, taken as a whole, does not cause a Butterfly Material Adverse Effect;

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Butterfly having performed and complied in all material respects with the covenants and agreements required to be performed or complied with by it under the Business Combination Agreement at or prior to the Closing;

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since the date of the Business Combination Agreement, no Butterfly Material Adverse Effect has occurred that is continuing; and

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Longview must have received, at or prior to the Closing, (i) a certificate executed by an authorized officer of Butterfly, dated as of the Closing Date, confirming that the conditions set forth in the first five bullet points in this section have been satisfied and (ii) the Advisory Agreement duly executed by Dr. Rothberg.

Other Conditions to the Obligations of Butterfly
Unless waived by Butterfly, the obligations of Butterfly to consummate the transactions contemplated by the Business Combination Agreement are subject to the satisfaction of the following further conditions:
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the representations and warranties regarding the organization and qualification of the Longview Parties, the authority of Longview to execute and deliver the Business Combination Agreement and each of the related documents thereto to which it is or will be a party and to consummate the transactions contemplated thereby, and certain representations and warranties regarding the capitalization of the Longview Parties, the intended tax treatment of the Business Combination and brokers fees being true and correct, in all material respects, as of the Closing Date, as though made on and as of the Closing Date (or, if given as of an earlier date, as of such earlier date);

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certain other representations and warranties regarding the capitalization of Longview being true and correct in all respects, (except for de minimis inaccuracies) as of the Closing Date, as though made on and as of such date (or, if given as of an earlier date, as of such earlier date);

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the other representations and warranties of the Longview Parties being true and correct (without giving effect to any limitation of “materiality” or “Longview Material Adverse Effect” (as defined below) or any similar limitation set forth in the Business Combination Agreement) in all respects as of the Closing Date, as though made on and as of such date, except where the failure of such representations and warranties to be true and correct, taken as a whole, does not cause a Longview Material Adverse Effect;

•
the Longview Parties having performed and complied in all material respects with the covenants and agreements required to be performed or complied with by them under the Business Combination Agreement at or prior to the Closing;

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the Aggregate Transaction Proceeds being equal to or greater than $250 million;

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Longview’s listing application with the NYSE in connection with the transactions contemplated by the Business Combination Agreement being approved and, immediately following the Effective Time, New Butterfly satisfying any applicable listing requirements of the NYSE, and Longview not having received any notice of non-compliance in connection therewith that has not been cured or would not be cured at or immediately following the Effective Time, and the shares of New Butterfly common stock (including the shares of New Butterfly common stock to be issued pursuant to the Merger), being approved for listing on the NYSE;

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the New Butterfly Board consisting of the number of directors, and comprising the individuals, determined pursuant to Section 5.16(a)(i) and (ii) of the Business Combination Agreement; and

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Butterfly must have received, at or prior to the Closing, (i) a certificate executed by an authorized officer of Longview, dated as of the Closing Date, confirming that the conditions set forth in the first four bullet points of this section have been satisfied; (ii) the Advisory Agreement duly executed by Longview; and (iii) the Registration Rights Agreement duly executed by Longview.

Representations and Warranties
The Business Combination Agreement contains representations, warranties and covenants that the respective parties made to each other as of the date of the Business Combination Agreement or other specific dates as provided for in the Business Combination Agreement. The assertions embodied in those representations, warranties and covenants were made for purposes of the contract among the respective parties and are subject to important qualifications and limitations agreed to by the parties in connection with negotiating the Business Combination Agreement. The representations, warranties and covenants in the Business Combination Agreement are also modified in part by the underlying disclosure schedules (the “Disclosure Schedules”), which are not filed publicly and which are subject to a contractual standard of materiality different from that generally applicable to stockholders and were used for the purpose of allocating risk among the parties rather than establishing matters as facts. We do not believe that the Disclosure Schedules contain information that is material to an investment decision. Additionally, the representations and warranties of the parties to the Business Combination Agreement may or may not have been accurate as of any specific date and do not purport to be accurate as of the date of this proxy statement/prospectus. Accordingly, no person should rely on the representations and warranties in the Business Combination Agreement or the summaries thereof in this proxy statement/prospectus as characterizations of the actual state of facts about Longview, the Sponsor, Butterfly or any other matter.
To the extent that specific material facts exist that contradict the representations, warranties, and covenants in the Business Combination Agreement, we will provide corrective disclosure in this proxy statement/prospectus. Furthermore, if subsequent information concerning the subject matter of the representations, warranties, and covenants in the Business Combination Agreement may or may not be fully reflected in our public disclosures, our public disclosures will include any material information necessary to provide our stockholders with a materially complete understanding of the Business Combination Agreement disclosures.
Under the Business Combination Agreement, Butterfly made customary representations and warranties to Longview relating to, among other things:
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organization and qualification, including that Butterfly and each of its subsidiaries (together, the “Group Companies”) is a corporation, limited liability company or other applicable business entity duly organized, validly existing and in good standing under the laws of its jurisdiction of formation or organization, has the requisite power and authority to own, lease and operate its properties and to carry on its businesses as presently conducted except where the failure to have such power or authority would not have a Butterfly Material Adverse Effect, and is duly qualified or licensed to transact business and is in good standing in each jurisdiction in which such qualification or licensing is necessary except where the failure to be so duly qualified or licensed would not have a Butterfly Material Adverse Effect;

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capitalization, including that, among other things, (i) the number and class or series (as applicable) of all Butterfly capital stock issued and outstanding and the identity of the persons that are the record and beneficial owners thereof are as set forth in the Disclosure Schedules to the Business Combination Agreement, (ii) all of the outstanding Butterfly capital stock and other equity interests (a) have been duly authorized and validly issued, are fully paid and non-assessable, (b) were not issued in violation of Butterfly’s governing documents or the Company Stockholders Agreements or any other contract to which Butterfly is a party or bound, (c) were not issued in violation of any preemptive rights, call option, right of first refusal or first offer, subscription rights, transfer restrictions or similar rights of any person, and (d) have been offered, sold and issued in compliance with applicable law, including the federal securities laws, and (iii) except as identified in or issued pursuant to the Business Combination Agreement, Butterfly has no outstanding (a) equity appreciation, phantom equity or profit participation rights or (b) options, restricted stock, phantom stock, warrants, purchase rights, subscription rights, conversion rights, exchange rights, calls, puts, rights of first refusal or first offer or other contracts that could require Butterfly to issue, sell or otherwise cause to become outstanding or acquire, repurchase or redeem any Butterfly capital stock or securities convertible into or exchangeable for Butterfly capital stock, and (iv) all outstanding Butterfly common stock and other equity interests are free and clear of all liens;

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authority, including that Butterfly has the requisite power and authority to execute and deliver the Business Combination Agreement and each related ancillary document thereto to which it is or will be a party, to perform its obligations thereunder and to consummate the transactions contemplated thereby;

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financial statements and absence of undisclosed liabilities, including that, among others, (i) the financial statements of the Group Companies (a) were prepared in accordance with GAAP applied on a consistent basis throughout the periods indicated, (b) fairly present, in all material respects, the financial position, results of operations and cash flows of the Group Companies as of the date thereof and for the period indicated therein and (c) where applicable, were prepared in accordance with the standards of the Public Company Accounting Oversight Board (the “PCAOB”), and comply in all material respects with the applicable accounting requirements and with the rules and regulations of the SEC, the Exchange Act and the Securities Act in effect as of the respective dates thereof, (ii) except as have been disclosed to Longview or are not, individually or in the aggregate, material to the Group Companies, taken as a whole, no Group Company has any liabilities of the type required to be set forth on a balance sheet in accordance with GAAP, (iii) the Group Companies (a) have established and maintain systems of internal accounting controls and (b) maintain and, for all periods covered by the financial statements, have maintained books and records of the Group Companies in the ordinary course of business that are accurate and complete; and (v) no Group Company has received any written complaint or allegation asserting that there is a “significant deficiency” or “material weakness” in internal controls over financial reporting, to the Company’s knowledge, or fraud involving management or other employees who have a significant role in the internal controls over financial reporting of the Group Companies;
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other than as described in the Business Combination Agreement and as would not have a Butterfly Material Adverse Effect (with the exception of clause (ii)(a) below), (i) no consent, approval or authorization of, or designation, declaration or filing with, any governmental entity is required on the part of Butterfly with respect to Butterfly’s execution, delivery or performance of its obligations under the Business Combination Agreement or the ancillary documents thereto, and (ii) neither the execution, delivery or performance by Butterfly of the Business Combination Agreement nor the Ancillary Documents nor the consummation by Butterfly of the transactions contemplated thereby will, directly or indirectly (a) result in any breach of any provision of Butterfly’s governing documents, (b) result in a violation or breach of, or constitute a default or give rise to any right of termination, modification, suspension, revocation or acceleration under, any of the terms, conditions or provisions of any contract to which Butterfly is a party, (c) violate, or constitute a breach under, any order or applicable law to which any Group Company or any of its properties or assets are bound or (d) result in the creation of any lien upon any of the assets or properties (other than any liens permitted under the Business Combination Agreement) of any Group Company;

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permits, including that each of the Group Companies has all permits that are required to own, lease or operate its properties or assets and to conduct its business except where the failure to hold the same would not result in a Butterfly Material Adverse Effect;

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material contracts, (i) including, among others, any contract (a) that relates to indebtedness or the placing of a lien on any material assets or properties of any Group Company, (b) under which any Group Company is a lessor or lessee or holds or operates or permits any third party to hold or operate any tangible property for which the aggregate annual rental payments equal or exceed $2 million, (c) that is a joint venture, profit-sharing, partnership or other similar agreement which requires or could reasonably be expected to require aggregate payments to or from any Group Company in excess of $5 million over the life of such contract or with respect to material intellectual property licensed to or from Butterfly, (d) that limits or purports to limit in any material respect the freedom of any Group Company to engage or compete in any line of business or any person or to sell, manufacture, develop, commercialize, test or research products or contains exclusivity provisions or obligations, (e) requiring any future capital commitment or capital expenditure in excess of $2 million annually or $5 million over the life of the agreement, (f) requiring any Group Company to guarantee the liabilities of any person or under which the liabilities of any Group Company are guaranteed, in each case in excess of $2 million, (g) under which any Group Company has, directly or indirectly, made or agreed to make any loan, advance or other assignment of payment or made any capital contribution to, or investment in, any person, (h) under which any Group Company (or Longview or any of its affiliates after the Closing) may be required to pay milestones, royalties or other contingent payments based on any research, testing, development, regulatory filings or approval, sale, distribution, commercial manufacture or other similar occurrences, developments, activities or events, (i) for the disposition of any portion of the assets or business of any Group Company or for the acquisition by any Group Company of the assets or business of any other person, or under which any Group Company has any continuing obligation with respect to an “earn-out,” contingent purchase price or deferred payment obligation, (j) any settlement, conciliation or other similar contract, or (k) the performance of which requires either annual payments to or from any Group Company in excess of $2 million or aggregate payments to or from any Group Company in excess of $5 million over the life of the agreement and, in each case, that is not terminable without penalty upon less than thirty (30) days’ notice, and (ii) that each material contract is valid and binding on the applicable Group Company and, to the knowledge of Butterfly, the counterparty thereto, and is in full force and effect, and that each of Butterfly and its subsidiaries, as applicable, and, to the knowledge of Butterfly, the counterparties thereto, are not in material breach of or default under any such material contract;
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the absence of certain changes or events, including that, since September 30, 2020 and ended on the date of the Business Combination Agreement, no Butterfly Material Adverse Event has occurred and, except as expressly contemplated by the Business Combination Agreement, any Ancillary Document or in connection with the transactions contemplated thereby, that (i) Butterfly has conducted its business in the ordinary course in all material respects and (ii) no Group Company has taken any action that would require the consent of Longview if such action were taken on or after the date of the Business Combination Agreement without the consent of Longview;

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litigation, including that, as of the date of the Business Combination Agreement, there is (and since December 31, 2018 there has been) no proceeding pending or, to Butterfly’s knowledge, threatened against any Group Company that, if adversely decided or resolved, has been or would reasonably be expected to be, individually or in the aggregate, material to Butterfly or its subsidiaries, taken as a whole;

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compliance with applicable laws;

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employee plans, including that, among others, (i) each employee benefit plan has been established, funded, operated and administered in all material respects in accordance with its terms and in material compliance with all applicable laws, (ii) each employee benefit plan that is intended to be qualified under Section 401(a) of the Code is so qualified and has timely received a favorable determination or opinion or advisory letter from the Internal Revenue Service, (iii) as of the date of the Business Combination Agreement, there are no pending or, to Butterfly’s knowledge, threatened in writing, claims or proceedings with respect to any employee benefit plan (other than routine claims for benefits), and (iv) the execution and delivery of the Business Combination Agreement and the consummation of the transactions contemplated thereby will not materially (a) result in any payment or benefit becoming due to or result in the forgiveness of any indebtedness of any current or former director, manager, officer, employee or other service provider, (b) increase the amount or value of any compensation or benefits payable to any current or former director, manager, officer, employee or other service provider or (c) result in the acceleration of the time of payment or vesting, or trigger any payment or funding of any compensation or benefits to any current or former director, manager, officer, employee or other service provider;

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environmental matters;

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intellectual property, including that, among others, (i) as of the date of the Business Combination Agreement, all necessary fees and filings with respect to any material Company Registered Intellectual Property (as defined in the Business Combination Agreement) have been timely submitted to the relevant authority necessary to maintain such material Company Registered Intellectual Property and that there are no material proceedings pending or, to Butterfly’s knowledge, threatened relating to any of the Company Registered Intellectual Property, (ii) that a Group Company exclusively owns all right, title and interest in and to all material Company Owned Intellectual Property (as defined in the Business Combination Agreement) free and clear of all liens or obligations to others (other than liens permitted under the Business Combination Agreement), (iii) the Company Owned Intellectual Property and the Company Licensed Intellectual Property (as defined in the Business Combination Agreement), to the knowledge of Butterfly, constitutes all of the intellectual property used or held for use by the Group Companies in the operation of their respective businesses and, to Butterfly’s knowledge, all intellectual property necessary and sufficient to enable the Group Companies to conduct their respective businesses as currently conducted in all material respects, (iv) each Group Company’s employees, consultants, advisors, and independent contractors who independently or jointly contributed to or otherwise participated in the development of any material Company Owned

Intellectual Property have agreed to maintain and protect the trade secrets and confidential information of all Group Companies and have assigned or have agreed to a present assignment to such Group Company of all intellectual property rights authored, invented or otherwise developed in the course of such person’s employment or other engagement, (v) each Group Company has taken all reasonable steps to safeguard and maintain the secrecy of any trade secrets, know-how and other confidential information owned by the Group Companies, (vi) none of the Company Owned Intellectual Property and, to Butterfly’s knowledge, none of the Company Licensed Intellectual Property is subject to any outstanding order restricting the use, sale, transfer, licensing or exploitation thereof by Butterfly or any of its subsidiaries, (vii) to the knowledge of Butterfly, neither the conduct of the business of Group Companies nor any of their products offered, marketed, licensed, provided, sold distributed or otherwise exploited by any of them infringes, constitutes or results from an unauthorized use or misappropriation of or otherwise violates any intellectual property rights of any person, except as is and would not reasonably be expected to be, individually or in the aggregate, material to the Group Companies, taken as a whole, and (viii) since December 31, 2018, there has been no material proceeding pending nor has any Group Company received any written communications (a) alleging that any such entity has infringed, misappropriated or otherwise violated any intellectual property rights of another person, (b) challenging the validity, enforceability, use or exclusive ownership of any Company Owned Intellectual Property or (c) inviting any Group Company to take a license under any patent or consider the applicability of any patents to any products or services of any such entity or to the conduct of the business of the Group Companies;
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labor matters, including that, among others, (i) since the incorporation of Butterfly, (a) none of the Group Companies has or has had any material liability for any arrears or wages or other compensation for services, or any material liability for any payment to any trust or other fund governed by or maintained by any governmental entity with respect to unemployment compensation benefits, social security, social insurances or other benefits or obligations for any employees of any Group Company and (b) the Group Companies have withheld all amounts required by applicable law or by agreement to be withheld from wages, salaries and other payments to employees or independent contractors or other service providers, (ii) no Group Company is a party to or bound by any collective bargaining agreements or other agreements with any labor organization, labor union or similar association nor, to the knowledge of Butterfly, is there any duty on the part of any Group Company to bargain with any labor union, labor organization or similar association, (iii) since December 31, 2018, there has been no actual or, to Butterfly’s knowledge, threatened unfair labor practice charges or other material labor disputes against or affecting any Group Company, (iv) to Butterfly’s knowledge, since December 31, 2018, there have been no labor organizing activities with respect to any employees of any Group Company; and (v) no employee layoff, facility closure or shutdown or other similar event has occurred within the last twelve (12) months or is currently contemplated, planned or announced, including as a result of COVID-19 or otherwise;

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insurance;

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tax matters;

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except as described in the Disclosure Schedules, none of the Group Companies has incurred or will incur any liability for any brokerage, finder’s fee or other fee or commission in connection with the Business Combination;

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real and personal property;

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transactions with affiliates, including that no related party owns any interest in any material asset used in any Group Company’s business or owes any material amount to, or is owed any material amount by, any Group Company (other than as permitted in accordance with the terms of the Business Combination Agreement);

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data privacy and security, including that (i) each Group Company has implemented written policies relating to the processing of personal data as and to the extent required by applicable privacy laws, (ii) Butterfly has not received notice of any pending proceedings, nor have there been any material proceedings against any Group Company initiated alleging that any processing of personal data by or on behalf of a Group Company is in violation of any applicable privacy law or data security policy,

(iii) since the incorporation of Butterfly, (a) there has been no unauthorized access, use or disclosure of personal data in the possession or control of any Group Company and (b) there have been no unauthorized intrusions or breaches of security into any Group Company systems, except as would not have a Butterfly Material Adverse Effect and (iv) each Group Company owns or has a license to use the computer hardware, software and related information technology systems necessary to operate the business of each Group Company as currently conducted;
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compliance with international trade and anti-corruption laws;

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none of the information supplied by or on behalf of the Group Companies expressly for inclusion or incorporation by reference prior to the Closing in any filing made with any governmental authority, this proxy statement/prospectus or in the mailings or other distributions to Longview’s stockholders and/or prospective investors will contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading;

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regulatory compliance, including, among others, that (i) the Group Companies are in material compliance with any health care laws which regulate their operations, (ii) all activity relating to products being developed, tested, produced, manufactured, distributed or sold by or on behalf of the Group Companies is conducted in compliance with the laws relating to and the rules and regulations of the FDA and quality systems controls under applicable laws, (iii) except as set forth in the Disclosure Schedules, all products marketed by the Group Companies are, and have been, appropriately supported by applicable permits, and all products have been labeled, promoted, and advertised in accordance with such permits, (iv) (a) there are no proceedings pending or threatened in writing by or on behalf of the FDA or any other governmental entity that has jurisdiction over the operations of any Group Company and (b) the Group Companies have not received any notice or communication from any governmental entity alleging or asserting noncompliance with any laws relating to and the rules and regulations of the FDA, (v) except as set forth in the Disclosure Schedules, no product distributed or sold by or on behalf of the Group Companies has been seized, detained, withdrawn, voluntarily or involuntarily recalled or subject to a suspension of manufacturing, and there are no facts or circumstances reasonably likely to cause any of the foregoing, (vi) any studies, tests and preclinical and clinical trials conducted by or on behalf of the Group Companies were and, if ongoing, are being conducted in accordance with experimental protocols, procedures and controls pursuant to applicable laws, and (vii) neither the Group Companies, any of its officers, employees, nor, to the knowledge of Butterfly, any of its agents or distributors have made any materially false statement on, or material omission from, any notifications, applications, approvals, reports and other submission to any governmental entity or in any material legal proceeding;

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product warranties and product liability, including that, among others, (i) each product provided by the Group Companies to a purchaser was provided in material conformity with all applicable contractual commitments and all express warranties by which the Group Companies are bound, (ii) there are no claims or other proceedings threatened or that have been submitted or asserted relating to breach of any guarantee, warranty or indemnity relating to the products of the Group Companies and, to Butterfly’s knowledge, there is no reasonable basis for any present or future claim that would reasonably be expected to give rise to any such liability, (iii) to Butterfly’s knowledge, there is no material design defect, nor any failure to warn, with respect to any of the products of the Group Companies, and (iv) there are no claims or other proceedings pending or threatened alleging that the Group Companies have any liability arising out of or relating to any claimed injury or damage to individuals or property as a result of any products of the Group Companies; and

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investigation, including that, among others, (i) Butterfly, on its own behalf and on behalf of its representatives, acknowledges and agrees that (a) it has conducted its own independent review and analysis of, and, based thereon, has formed an independent judgment concerning, the business, assets, condition, operations and prospects of, the Longview Parties, (ii) it has been given access to such documents and information about the Longview Parties and their respective businesses and operations as are necessary to enable it to make an informed decision with respect to the execution, delivery and performance of the Business Combination, (iii) in entering into the Business Combination Agreement and the ancillary documents thereto to which it is or will be a party, Butterfly has relied solely on its own investigation and analysis and the representations and warranties expressly set forth in Article 4 of the Business Combination Agreement and in the ancillary documents thereto and no other representations or warranties of any Longview Party, either express or implied, and (iv) Butterfly, on its own behalf and on behalf of its representatives, acknowledges, and agrees that, except for the representations and warranties expressly set forth in Article 4 of the Business Combination Agreement and in the ancillary documents thereto to which it is or will be a party, none of the Longview Parties or any other person makes or has made any representation or warranty, either express or implied, in connection with or related to the Business Combination Agreement, the ancillary documents thereto or the transactions contemplated thereby.
Under the Business Combination Agreement, the Longview Parties made customary representations and warranties to Butterfly relating to, among other things:
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organization and qualification, including that each Longview Party is a corporation, limited liability company or other applicable business entity duly incorporated, validly existing and in good standing under the laws of its jurisdiction of incorporation;

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each Longview Party has the requisite power and authority to execute and deliver the Business Combination Agreement and each of the ancillary documents thereto to which it is or will be a party and to consummate the Transactions;

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other than as described in the Business Combination Agreement and as would not have a Longview Material Adverse Effect (with the exception of clause (ii)(a) below), (i) no consent, approval or authorization of, or designation, declaration or filing with, any governmental entity is required on the part of a Longview Party with respect to the execution, delivery or performance of its obligations under the Business Combination Agreement or the ancillary documents thereto to which it is or will be party or the consummation of the Transactions, and (ii) neither the execution, delivery or performance by a Longview Party of the Business Combination Agreement nor the ancillary documents thereto nor the consummation by any Longview Party of the Transactions will, directly or indirectly (a) result in any breach of any provision of the governing documents of a Longview Party, (b) result in a violation or breach of, or constitute a default or give rise to any right of termination, modification, or acceleration under any contract to which a Longview Party is a party, (c) violate, or constitute a breach under, any order or applicable law to which any Longview Party or any of its properties or assets are bound or (d) result in the creation of any lien upon any of the assets or properties (other than liens permitted under the Business Combination Agreement) of a Longview Party;

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except as described in the Disclosure Schedules, none of the Longview Parties has incurred or will incur any liability for any brokerage, finder’s fee or other fee or commission in connection with the Transactions;

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none of the information supplied or to be supplied by or on behalf of either Longview Party expressly for inclusion or incorporation by reference prior to the Closing in this proxy statement/prospectus will, when this proxy statement/prospectus is declared effective or mailed to Longview’s investors or at the time of the Special Meeting, and in the case of any amendment thereto, at the time of such amendment, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading;

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capitalization, including that (i) all outstanding equity securities of Longview have been duly authorized and validly issued, are fully paid and non-assessable, were not issued in violation of the governing documents of Longview, and were not issued in violation of and are not subject to any preemptive rights, call option, right of first refusal, subscription rights, transfer restrictions or similar rights of any person, (ii) on the Closing Date and immediately after the Closing and the closings under all of the Subscription Agreements have occurred, the authorized amount of its capital stock and the amount issued and outstanding will be as set forth in the Business Combination Agreement, based on the assumptions described therein, (iii) except as mutually agreed by Butterfly and Longview, there are no outstanding (a) equity appreciation, phantom equity or profit participation rights or (b) options, restricted stock, phantom stock, warrants, purchase rights, subscription rights, conversion rights, exchange rights, calls, puts, rights of first refusal or first offer or other contracts that could require Longview to, and Longview has no obligation to, issue, sell, acquire, repurchase or redeem any equity securities or securities convertible into or exchangeable for equity securities of Longview, (iv) the equity securities of Merger Sub outstanding as of the date of the Business Combination Agreement have been duly authorized, validly issued and are fully paid and nonassessable, and were issued in compliance in all material respects with applicable law and not in breach or violation of any preemptive rights or contract to which Merger Sub is a party or bound, (v) all of the outstanding equity securities of Merger Sub are owned directly by Longview free and clear of all liens, and (vi) as of the date of the Business Combination Agreement, Longview has no subsidiaries other than Merger Sub and does not own, directly or indirectly, any equity securities in any person other than Merger Sub;
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SEC filings, including that (i) Longview has timely filed or furnished all statements, forms, reports and documents required to be filed or furnished by it with the SEC, (ii) each such filing or information furnished, as of its respective date, complied and will comply, in all material respects with the applicable requirements of the federal securities laws and did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made or will be made, as applicable, not misleading, and (iii) as of the date of the Business Combination Agreement, there are no outstanding or unresolved comments in comment letters received from the SEC with respect to such filings or furnished information;

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the Trust Account, including that, as of the date of the Business Combination Agreement, (i) the Trust Account has a specified balance and the funds held in the Trust Account are invested in United States “government securities” within the meaning of Section 2(a)(16) of the Investment Company Act or in money market funds meeting certain conditions under Rule 2a-7 promulgated under the Investment Company Act, (ii) the funds held in the Trust Account are held in trust by Continental pursuant to the Trust Agreement, (iii) Longview has performed all material obligations required to be performed by it under the Trust Agreement, (iv) there are no claims or proceedings pending with respect to the Trust Account, and (v) since May 20, 2020, Longview has not released any money from the Trust Account (other than interest income earned on the funds held in the Trust Account as permitted by the Trust Agreement);

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transactions with affiliates, including that no related party owns any interest in any material asset used in the business of Longview, possesses, directly or indirectly, any material financial interest in, or is a director or executive officer of, any person which is a material client, supplier, customer, lessor or lessee of Longview or owes any material amount to, or is owed material any amount by, Longview;

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litigation, including that, there is no proceeding pending or, to Longview’s knowledge, threatened against or involving any Longview Party that, if adversely decided or resolved, would be material to the Longview Parties, taken as a whole;

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compliance with applicable laws;

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business activities, including that (i) since its incorporation, Longview has not conducted any business activities other than activities (a) in connection with its incorporation or continuing corporate existence, (b) directed toward the accomplishment of a business combination, or (c) those that are administrative, ministerial or otherwise immaterial in nature, and (ii) Merger Sub was organized solely for the purpose of entering into the Business Combination Agreement, the ancillary documents thereto and consummating the Transactions and has not engaged in any business activities other than as contemplated by the Business Combination Agreement;

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internal controls, listing and financial statements, including that, among others, (i) except as is not required in reliance on exemptions from various reporting requirements by virtue of Longview’s status as an “emerging growth company” or “smaller reporting company”, since its initial public offering, (a) Longview has established and maintained a system of internal controls over financial reporting sufficient to provide reasonable assurance regarding the reliability of its financial reporting and the preparation of its financial statements for external purposes in accordance with GAAP and (b) Longview has established and maintained disclosure controls and procedures designed to ensure that material information relating to Longview is made known to Longview’s principal executive officer and principal financial officer by others within Longview, (ii) Longview has not taken any action prohibited by Section 402 of the Sarbanes-Oxley Act, (iii) since the initial public offering, Longview has complied in all material respects with all applicable listing and corporate governance rules and regulations of the NYSE, (iv) Longview’s SEC filings contain true and complete copies of Longview’s financial statements, (v) Longview maintains and, for all periods covered by its financial statements, has maintained books and records in the ordinary course of business that are accurate and complete and reflect the revenues, expenses, assets and liabilities of Longview in all material respects, and (vi) since its incorporation, Longview has not received any written complaint or allegation asserting that there is (a) a “significant deficiency” or, to Longview’s knowledge, “material weakness” in the internal controls over financial reporting of Longview or (b) fraud, whether or not material, that involves management or other employees of Longview who have a significant role in the internal controls over financial reporting of Longview;
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absence of undisclosed liabilities, including that, except for the liabilities set forth in the Disclosure Schedules or as are otherwise disclosed or immaterial, and except as for liabilities as may be incurred in connection with the negotiation, preparation or execution of or performance of its covenants under the Business Combination Agreement or any ancillary documents thereto or the consummation of the Transactions, none of the Longview Parties has any liabilities of the type required to be set forth on a balance sheet in accordance with GAAP;

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tax matters;

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investigation, including that (i) Longview has conducted its own independent review and analysis of, and, based thereon, has formed an independent judgment concerning, the business, assets, condition, operations and prospects, of the Group Companies and has been furnished with or given access to such documents and information about the Group Companies as necessary to enable it to make an informed decision with respect to the execution, delivery and performance of the Business Combination Agreement, the ancillary documents thereto and the Transactions, and (ii) each Longview Party has relied solely on its own investigation and analysis and the representations and warranties set forth in the Business Combination Agreement and in the ancillary documents thereto and that none of Butterfly, Butterfly’s affiliates or any other person has made any representations or warranties, either express or implied, in connection with or related to the Business Combination Agreement, the ancillary documents thereto or the Transactions; and

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compliance with international trade and anti-corruption laws.

Material Adverse Effect
Under the Business Combination Agreement, certain representations and warranties of Butterfly and Longview are qualified in whole or in part by materiality thresholds. In addition, certain representations and warranties of Butterfly and Longview are qualified in whole or in part by a material adverse effect standard for purposes of determining whether a breach of such representations and warranties has occurred.
Pursuant to the Business Combination Agreement, a “Butterfly Material Adverse Effect” means any change, event, effect or occurrence that, individually or in the aggregate with any other change, event, effect or occurrence, has had or would reasonably be expected to have a material adverse effect on (a) the business, results of operations or financial condition of Butterfly and its subsidiaries, taken as a whole, or (b) the ability of Butterfly to consummate the Business Combination in accordance with the terms of the Business Combination Agreement; provided, however, that, in the case of clause (a), none of the following will be taken into account in determining whether a Butterfly Material Adverse Effect has occurred or is reasonably likely to occur: any adverse change, event, effect or occurrence arising after the date of the Business Combination Agreement from or related to (i) general business or economic conditions in or affecting the United States, or changes therein, or the global economy generally, (ii) any national or international political or social conditions in the United States or any other country, including the engagement by the United States or any other country in hostilities, whether or not pursuant to the declaration of a national emergency or war, or the occurrence in any place of any military or terrorist attack, sabotage or cyberterrorism, (iii) changes in conditions of the financial, banking, capital or securities markets generally in the United States or any other country or region in the world, or changes therein, including changes in interest rates in the United States or any other country and changes in exchange rates for the currencies of any countries, (iv) changes in any applicable laws, (v) any change, event, effect or occurrence that is generally applicable to the industries or markets in which Butterfly or any of its subsidiaries operates, (vi) the execution or public announcement of the Business Combination Agreement or the pendency or consummation of the transactions contemplated by the Business Combination Agreement, including the impact thereof on the relationships, contractual or otherwise, of Butterfly or any of its subsidiaries with employees, customers, investors, contractors, lenders, suppliers, vendors, partners, licensors, licensees, payors or other third parties related thereto (provided that the exception in this clause (vi) will not apply to the representations and warranties set forth in Section 3.5(b) of the Business Combination Agreement to the extent that its purpose is to address the consequences resulting from the public announcement or pendency or consummation of the transactions contemplated by the Business Combination Agreement or the condition set forth in Section 6.2(a) of the Business Combination Agreement to the extent it relates to such representations and warranties), (vii) any failure by Butterfly or any of its subsidiaries to meet, or changes to, any internal or published budgets, projections, forecasts, estimates or predictions (although the underlying facts and circumstances resulting in such failure may be taken into account to the extent not otherwise excluded from this definition pursuant to clauses (i) through (vi) or (viii)), or (viii) any hurricane, tornado, flood, earthquake, tsunami, natural disaster, mudslides, wild fires, epidemics, pandemics (including COVID-19) or quarantines, acts of God or other natural disasters or comparable events in the United States or any other country or region in the world, or any escalation of the foregoing; provided, however, that any change, event, effect or occurrence resulting from a matter described in any of the foregoing clauses (i) through (v) or (viii) may be taken into account in determining whether a Butterfly Material Adverse Effect has occurred or is reasonably likely to occur to the extent such change, event, effect or occurrence has a disproportionate adverse effect on Butterfly or any of its subsidiaries, taken as a whole, relative to other participants operating in the industries or markets in which Butterfly or any of its subsidiaries operate.
Under the Business Combination Agreement, certain representations and warranties of the Longview Parties are qualified in whole or in part by a material adverse effect standard for purposes of determining whether a breach of such representations and warranties has occurred. Pursuant to the Business Combination Agreement, a “Longview Material Adverse Effect” means any change, event, effect or occurrence that, individually or in the aggregate with any other change, event, effect or occurrence, has had or would reasonably be expected to have a material adverse effect on (a) the business, results of operations or financial condition of the Longview Parties, taken as a whole, or (b) the ability of the Longview Parties to consummate the Business Combination in accordance with the terms of the Business Combination Agreement; provided, however, that, in the case of clause (a), none of the following will be taken into account in determining whether a Longview Material Adverse Effect has occurred or is reasonably likely to occur: any adverse change, event, effect or occurrence arising after the date of the Business Combination Agreement from or related to (i) general business or economic conditions in or affecting the United States, or changes therein, or the global economy generally, (ii) any national or international political or social conditions in the United States or any other country, including the engagement by the United States or any other country in hostilities, whether or not pursuant to the declaration of a national emergency or war, or the occurrence in any place of any military or terrorist attack, sabotage or cyberterrorism, (iii) changes in conditions of the financial, banking, capital or securities markets generally in the United States or any other country or region in the world, or changes therein, including changes in interest rates in the United States or any other country and changes in exchange rates for the currencies of any countries, (iv) changes in any applicable laws, (v) any change, event, effect or occurrence that is generally applicable to the industries or markets in which the Longview Parties operate, (vi) the execution or public announcement of the Business Combination Agreement or the pendency or consummation of the transactions contemplated by the Business Combination Agreement, including the impact thereof on the relationships, contractual or otherwise, of the Longview Parties with investors, contractors, lenders, suppliers, vendors, partners, licensors, licensees, payors or other third parties related thereto (provided that the exception in this clause (vi) will not apply to the representations and warranties set forth in Section 4.3(b) of the Business Combination Agreement to the extent that its purpose is to address the consequences resulting from the public announcement or pendency or consummation of the transactions contemplated by the Business Combination Agreement or the condition set forth in Section 6.3(a) of the Business Combination Agreement to the extent it relates to such representations and warranties), (vii) any failure by the Longview Parties to meet, or changes to, any internal or published budgets, projections, forecasts, estimates or predictions (although the underlying facts and circumstances resulting in such failure may be taken into account to the extent not otherwise excluded from this definition pursuant to clauses (i) through (vi) or (viii)), or (viii) any hurricane, tornado, flood, earthquake, tsunami, natural disaster, mudslides, wild fires, epidemics, pandemics (including COVID-19) or quarantines, acts of God or other natural disasters or comparable events in the United States or any other country or region in the world, or any escalation of the foregoing; provided, however, that any change, event, effect or occurrence resulting from a matter described in any of the foregoing clauses (i) through (v) or (viii) may be taken into account in determining whether a Longview Material Adverse Effect has occurred or is reasonably likely to occur to the extent such change, event, effect or occurrence has a disproportionate adverse effect on the Longview Parties, taken as a whole, relative to other “SPACs” operating in the industries in which the Longview Parties operate.
Covenants of the Parties
Covenants of Butterfly
Butterfly made certain covenants under the Business Combination Agreement, including, among others, the following:
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Subject to certain exceptions or as consented to in writing by Longview (such consent not to be unreasonably withheld, conditioned or delayed), prior to the Closing, Butterfly will, and will cause its subsidiaries to, operate the business of Butterfly and its subsidiaries in the ordinary course in all material respects and use commercially reasonable efforts to maintain and preserve intact in all material respects the business organization, assets, properties and material business relations of Butterfly and its subsidiaries, taken as a whole.

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Subject to certain exceptions, prior to the Closing, Butterfly will not, and will cause its subsidiaries not to, do any of the following without Longview’s consent (such consent not to be unreasonably withheld, conditioned or delayed except in the case of the first, second (clause A), fourth, tenth, twelfth, thirteenth, fourteenth and fifteenth sub-bullets below):

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declare, set aside, make or pay any dividends or distributions or payments in respect of, or repurchase any outstanding, any equity securities of Butterfly or any subsidiary other than dividends or distributions, declared, set aside or paid by any of Butterfly’s subsidiaries to Butterfly or any subsidiary that is, directly or indirectly, wholly owned by Butterfly;

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(A) merge, consolidate, combine or amalgamate with any person, or (B) purchase or otherwise acquire any business entity or organization;

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adopt any amendments, supplements, restatements or modifications to any governing documents of Butterfly or any subsidiary, or to Butterfly’s Company Stockholders Agreement;

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dispose of or subject to a lien any equity interests of Butterfly or its subsidiaries or issue any options or other rights, agreements, arrangements or commitments obligating Butterfly or any of its subsidiaries to issue, deliver or sell any equity interests other than the issuance of shares of the applicable class of capital stock of Butterfly upon the exercise or conversion of any Butterfly options outstanding on the date of the Business Combination Agreement, with the exception of the Butterfly convertible notes, which will be converted into a share of New Butterfly Class A common stock at an assumed value of $10.00 per share at the Effective Time;

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incur, create or assume any indebtedness other than ordinary course trade payables;

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make any loans, advances or capital contributions to, or guarantees for the benefit of, or any investments in, any person, other than (A) intercompany loans or capital contributions between Butterfly and its wholly-owned subsidiaries and (B) the reimbursement of expenses in the ordinary course of business;

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other than in the ordinary course of business consistent with past practice or as required under any existing employee benefit plan, and except as to (i) the grant of equity awards with respect to shares of Butterfly common stock authorized but unallocated as of the date of the Business Combination Agreement or shares that become available for grant thereafter as a result of equity award forfeitures, or (ii) the granting of certain management equity and cash incentives as mutually agreed to by Butterfly and Longview, amend, modify, adopt, enter into or terminate any material benefit plan, materially increase the compensation or benefits payable to any current or former director, manager, officer, employee, individual independent contractor or other service provider of Butterfly or any of its subsidiaries, take any action to accelerate any payment or benefit payable or to become payable to any such person, or waive or release any noncompetition, non-solicitation, no-hire, nondisclosure or other restrictive covenant obligation of any current or former director, manager, officer, employee, individual independent contractor or other service provider of Butterfly or any of its subsidiaries;
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make, change or revoke any material tax election or enter into or settle any material tax claim or assessment, other than any such extension or waiver obtained in the ordinary course of business;

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subject to certain exceptions, enter into any settlement, conciliation or similar contract in excess of a certain threshold or that impose any material non-monetary obligations on Butterfly or any of its subsidiaries;

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authorize, recommend, propose or announce an intention to adopt, or otherwise effect, a plan of complete or partial liquidation, dissolution, restructuring, recapitalization, reorganization or similar transaction involving Butterfly or any of its subsidiaries;

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make any material changes to the methods of accounting of Butterfly or any of its subsidiaries, other than changes that are made in accordance with Public Company Accounting Oversight Board standards;

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enter into any contract providing for the payment of any brokerage fee, finders’ fee or other commission in connection with the transactions contemplated by the Business Combination Agreement;

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make any payment resulting from the Closing of the Business Combination or related party transactions that is not disclosed to Longview on the Butterfly Disclosure Schedules;

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enter into, amend, modify or terminate, or waive any material benefit or right under, any material affiliate contracts or material contracts providing for any payment resulting from the Closing of the Business Combination or related party transactions; or

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enter into any agreement to take or cause to be taken any of the foregoing actions.

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As promptly as reasonably practicable (and in any event within two business days) following the time at which the registration statement of which this proxy statement/prospectus forms a part is declared effective under the Securities Act, Butterfly is required to obtain and deliver to Longview a true and correct copy of a written consent of the Butterfly stockholders approving the Business Combination Agreement, the related documents and the transactions contemplated thereby (including the Business Combination), duly executed by the Butterfly stockholders required to approve and adopt such matters (the “Butterfly Stockholder Written Consent”), and through its board of directors, will recommend to the Butterfly stockholders the approval and adoption of the Business Combination Agreement, the related documents and the transactions contemplated thereby (including the Business Combination).

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Subject to certain exceptions, prior to the Closing, Butterfly will purchase a “tail” policy providing directors’ and officers’ liability insurance coverage for the benefit of certain Butterfly directors and officers with respect to matters occurring on or prior to the Closing.

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Subject to certain exceptions, prior to the Closing or termination of the Business Combination Agreement in accordance with its terms, Butterfly will not, and will cause its subsidiaries and its and their respective representatives not to, directly or indirectly: (i) solicit, initiate, encourage, facilitate, discuss or negotiate, directly or indirectly, any inquiry, proposal or offer with respect to a Company Acquisition Proposal (as defined in the Business Combination Agreement); (ii) furnish or disclose any non-public information to any person in connection with, or that could reasonably be expected to lead to, a Company Acquisition Proposal; (iii) enter into any contract or other arrangement or understanding regarding a Company Acquisition Proposal; (iv) prepare or take any steps in connection with a public offering of any equity securities of Butterfly or its subsidiaries (or any affiliate or successor of Butterfly or its subsidiaries); or (v) otherwise cooperate in any way with, or assist or participate in, or knowingly facilitate or encourage any effort or attempt by any person to do or seek to do any of the foregoing.
Covenants of Longview
Longview made certain covenants under the Business Combination Agreement, including, among others, the following:
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Subject to certain exceptions, including as contemplated by the Business Combination Agreement and the Ancillary Documents or as consented to in writing by Butterfly, prior to the Closing, Longview will not, and will cause its subsidiaries not to, do any of the following:

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adopt any amendments, supplements, restatements or modifications to the Longview trust agreement, warrant agreement or the governing documents of any Longview Party or any of its subsidiaries;

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declare, set aside, make or pay any dividends on or make any other distribution or payment in respect of, or repurchase, redeem or otherwise acquire any outstanding, any outstanding equity securities of Longview or any subsidiary;

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split, combine or reclassify any of its capital stock or other equity securities or issue any other security in respect of, in lieu of or in substitution for shares of its capital stock;

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incur, create or assume any indebtedness or other liability (including any incurrence, creation or assumption of any indebtedness under any contract with the Sponsor or any of its affiliates);

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make any loans or advances to, or capital contributions in, any other person, other than to, or in, Longview or any of its subsidiaries;

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issue any equity securities of Longview or any of its subsidiaries or grant any additional options, warrants or stock appreciation rights with respect to equity securities of the foregoing of Longview or any of its subsidiaries, other than (i) issuances of any Longview warrants to the Sponsor for repayment of loans made by the Sponsor to Longview, to the extent such loans and such conversion are approved in advance and in writing by Butterfly, (ii) issuances of any shares of Longview Class A common stock pursuant to the Forward Purchase, or (iii) issuances in connection with the PIPE Financing;

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enter into, renew, modify or revise any Longview related party transaction;

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engage in any activities or business, other than activities or business (i) in connection with or incident or related to such person’s organization, incorporation or formation, as applicable, or continuing corporate (or similar) existence, (ii) contemplated by, or incident or related to, the Business Combination Agreement, any ancillary document thereto, the performance of covenants or agreements thereunder or the consummation of the transactions contemplated thereby or (iii) those that are administrative or ministerial and immaterial in nature;

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make, change or revoke any material tax election or enter into or settle any material tax claim or assessment, other than any such extension or waiver obtained in the ordinary course of business;

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authorize, recommend, propose or announce an intention to adopt a plan of complete or partial liquidation or dissolution; and

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enter into any contract providing for the payment of any brokerage fee, finders’ fee or other commission in connection with the transactions contemplated by the Business Combination Agreement; and

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enter into any contract to take or cause to be taken the foregoing actions.

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As promptly as reasonably practicable following the effectiveness of the registration statement of which this proxy statement/prospectus forms a part, Longview will duly give notice of and use its reasonable best efforts to duly convene and hold the Special Meeting to approve the Required Transaction Proposals.
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Subject to certain exceptions, Longview will use its reasonable best efforts to cause: (i) Longview to satisfy all applicable listing requirements of the NYSE and (ii) the New Butterfly common stock issuable in accordance with the Business Combination Agreement, including the Merger, to be approved for listing on the NYSE.

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Prior to the effectiveness of the registration statement of which this proxy statement/prospectus forms a part, the Longview Board will approve and adopt the New Butterfly Equity Incentive Plan and with any changes or modifications thereto as Butterfly and Longview may mutually agree (such agreement not to be unreasonably withheld, conditioned or delayed by either Butterfly or Longview, as applicable), effective as of one day prior to the Closing Date, and Longview will reserve a number of shares of New Butterfly common stock thereunder representing 11% of the number of shares of New Butterfly common stock outstanding following the Business Combination less 2,602,954 shares plus: (i) the number of shares of Butterfly common stock that remain unallocated and available for grant at the Closing of the Business Combination under the Butterfly 2012 Employee, Director and Consultant Equity Incentive Plan multiplied by 1.0383 or that are forfeited, expire or are cancelled without issuance under the Butterfly 2012 Equity Incentive Plan following the Closing, and (ii) an annual increase on the first day of each fiscal year during the period beginning with fiscal year 2021 and ending on the second day of fiscal year 2030, equal to the lesser of (a) 4% of the number of outstanding shares of New Butterfly common stock on such date, and (b) an amount determined by the plan administrator.

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Subject to certain exceptions, prior to the Closing or termination of the Business Combination Agreement in accordance with its terms, the Longview Parties will not, and will cause their representatives not to, directly or indirectly: (i) solicit, initiate, encourage (including by means of furnishing or disclosing information), facilitate, discuss or negotiate, directly or indirectly, any inquiry, proposal or offer (written or oral) with respect to a Longview Acquisition Proposal (as defined in the Business Combination Agreement); (ii) furnish or disclose any non-public information to any person in connection with, or that could reasonably be expected to lead to, a Longview Acquisition Proposal; (iii) enter into any contract or other arrangement or understanding regarding a Longview Acquisition Proposal; (iv) prepare or take any steps in connection with an offering of any securities of Longview (or any affiliate or successor of Longview); or (v) otherwise cooperate in any way with, or assist or participate in, or knowingly facilitate or encourage any effort or attempt by any person to do or seek to do any of the foregoing.

Mutual Covenants of the Parties
The parties made certain covenants under the Business Combination Agreement, including, among others, the following:
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using reasonable best efforts to take, or causing to be taken, all actions and doing, or causing to be done, all things reasonably necessary to consummate the Business Combination, including (i) the satisfaction, but not the waiver, of the closing conditions to the Business Combination Agreement and the execution of each ancillary document thereto and (ii) using reasonable best efforts to obtain the PIPE Financing.

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subject to certain exceptions, notifying the other party in writing promptly after learning of any stockholder demands or other stockholder proceedings relating to the Business Combination Agreement, any ancillary document or any matters relating thereto and reasonably cooperating with one another in connection therewith;

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keeping certain information confidential in accordance with the existing non-disclosure agreements;

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refraining from making public announcements regarding the Transactions without the written consent of the other party;

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using reasonable best efforts to cause the Merger to be treated as transactions that qualify under Section 351(a) of the Code, or to cause the Merger to be treated as a “reorganization” within the meaning of Section 368(a) of the Code or otherwise use commercially reasonable efforts to restructure the Merger to so qualify; and
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cooperate in connection with certain tax matters and filings.

In addition, Longview and Butterfly agreed that Longview and Butterfly will prepare and mutually agree upon, and Longview will file with the SEC, the registration statement on Form S-4 relating to the Business Combination of which this proxy statement/prospectus forms a part.
Board of Directors
Longview will take all action within its power as may be necessary or appropriate such that, immediately after the Effective Time, (i) the New Butterfly Board will consist of seven (7) directors, (ii) the members of the New Butterfly Board will include the one (1) individual designated by Longview and the six (6) individuals designated by Butterfly pursuant to the Business Combination Agreement; (iii) the members of the New Butterfly Compensation Committee, Audit Committee and Nominating and Corporate Governance Committee are the individuals designated to such roles by Butterfly pursuant to the Business Combination Agreement, and (iv) the individuals identified by Butterfly pursuant to the Business Combination Agreement will become the officers of New Butterfly.
Survival of Representations, Warranties and Covenants
The representations, warranties, agreements and covenants in the Business Combination Agreement terminate at the Effective Time, except for the covenants and agreements relevant to the Closing, agreements or covenants which by their terms contemplate performance after the Effective Time, and the representations and warranties of Butterfly and Longview regarding investigation and exclusivity of representations and warranties.
Termination
The Business Combination Agreement may be terminated under certain customary and limited circumstances at any time prior to the Closing, including, among others, the following:
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by the mutual written consent of Longview and Butterfly;

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by Longview, subject to certain exceptions, if any of the representations or warranties made by Butterfly are not true and correct or if Butterfly fails to perform any of its respective covenants or agreements under the Business Combination Agreement (including an obligation to consummate the Closing) such that certain conditions to the obligations of Longview, as described in the section titled “The Business Combination Agreement — Conditions to Closing of the Business Combination” above could not be satisfied and the breach (or breaches) of such representations or warranties or failure (or failures) to perform such covenants or agreements is (or are) not cured or cannot be cured within the earlier of (i) thirty (30) days after written notice thereof, and (ii) May 15, 2021 (the “Termination Date”);

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by Butterfly, subject to certain exceptions, if any of the representations or warranties made by the Longview Parties are not true and correct or if any Longview Party fails to perform any of its covenants or agreements under the Business Combination Agreement (including an obligation to consummate the Closing) such that the condition to the obligations of Butterfly, as described in the section titled “The Business Combination Agreement — Conditions to Closing of the Business Combination” above could not be satisfied and the breach (or breaches) of such representations or warranties or failure (or failures) to perform such covenants or agreements is (or are) not cured or cannot be cured within the earlier of (i) thirty (30) days after written notice thereof, and (ii) the Termination Date;

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by either Longview or Butterfly,

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if the transactions contemplated by the Business Combination Agreement have not been consummated on or prior to the Termination Date, unless the breach of any covenants or obligations under the Business Combination Agreement by the party seeking to terminate proximately caused the failure to consummate the transactions contemplated by the Business Combination Agreement;
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if any governmental entity has issued an order or taken any other action permanently enjoining, restraining or otherwise prohibiting the transactions contemplated by the Business Combination Agreement and such order or other action has become final and nonappealable;

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if the approval of the Required Transaction Proposals are not obtained at the Special Meeting (including any adjournment thereof); and

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by Longview, if Butterfly does not deliver, or cause to be delivered to Longview, the Butterfly Stockholder Written Consent or the Butterfly Transaction Support Agreement when required under the Business Combination Agreement.

Expenses
The fees and expenses incurred in connection with the Business Combination Agreement and the related documents thereto, and the transactions contemplated thereby, including the fees and disbursements of counsel, financial advisors and accountants, will be paid by the party incurring such fees or expenses; provided that, (i) if the Business Combination Agreement is terminated in accordance with its terms, Butterfly will pay, or cause to be paid, all unpaid Butterfly expenses and Longview will pay, or cause to be paid, all unpaid Longview expenses and (ii) if the Closing occurs, then New Butterfly will pay, or cause to be paid, all unpaid Butterfly Expenses and all unpaid Longview expenses.
Governing Law
The Business Combination Agreement is governed by and construed in accordance with the laws of the State of Delaware, without giving effect to any choice of law or conflict of law provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of the law of any jurisdiction other than the State of Delaware.
Amendments
The Business Combination Agreement may be amended or modified only by a written agreement executed and delivered by (i) Longview and Butterfly prior to the Closing and (ii) New Butterfly and the Sponsor after the Closing.

RELATED AGREEMENTS
This section describes certain additional agreements entered into or to be entered into pursuant to the Business Combination Agreement, but does not purport to describe all of the terms thereof. The following summary is qualified in its entirety by reference to the complete text of each of the agreements. The form of Subscription Agreement, the form of Amended and Restated Registration Rights Agreement, the form of Butterfly Transaction Support Agreement and the Form of Advisory Agreement are attached hereto as Exhibit C, Exhibit E, Exhibit F and Exhibit D, respectively, to the Business Combination Agreement, which is attached hereto as Annex A. The form of Sponsor Letter Agreement and the form of Amended Forward Purchase Agreement have been filed as Exhibit 10.3 and Exhibit 10.4, respectively, to Longview’s Current Report on Form 8-K, filed with the SEC on November 23, 2020. You are urged to read such agreements in their entirety prior to voting on the proposals presented at the Special Meeting.
Subscription Agreements
Concurrently with the execution of the Business Combination Agreement, Longview has entered into the Subscription Agreements, dated as of November 19, 2020, with each of the PIPE Investors, pursuant to which the PIPE Investors have agreed to subscribe for and purchase, and Longview has agreed to issue and sell to the PIPE Investors, immediately prior to the Closing, an aggregate of 17,500,000 shares of Longview Class A common stock at a price of $10.00 per share, for aggregate gross proceeds of $175 million. The shares of Longview Class A common stock to be issued pursuant to the Subscription Agreements have not been registered under the Securities Act in reliance upon the exemption provided in Section 4(a)(2) of the Securities Act. Longview will grant the PIPE Investors certain registration rights in connection with the PIPE Financing. The PIPE Financing is contingent upon, among other things, the substantially concurrent Closing of the Business Combination.
Amended and Restated Registration Rights Agreement
At the Closing, New Butterfly, the initial stockholders, including the Sponsor, certain affiliates of Glenview (the “Sponsor Group Holders”) and certain holders of Butterfly capital stock (the “Butterfly Holders”) intend to enter into the Amended and Restated Registration Rights Agreement (the “Amended and Restated Registration Rights Agreement”), pursuant to which, among other things, the Sponsor Group Holders and the Butterfly Holders will agree not to effect any sale or distribution of any equity securities of New Butterfly held by any of them (except with respect to shares of New Butterfly Class A common stock acquired in open market transactions or by Sponsor Group Holders pursuant to the PIPE Financing, the Amended Forward Purchase Agreement or the conversion of Butterfly convertible notes) during the respective lock-up periods described therein and below and will be granted certain registration rights with respect to their respective shares of New Butterfly common stock, in each case, on the terms and subject to the conditions therein.
In particular, the Amended and Restated Registration Rights Agreement provides for the following registration rights:
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Registration rights.   Promptly, but in any event within sixty (60) days following the Closing Date, New Butterfly will be required to use its commercially reasonable efforts to file a registration statement under the Securities Act to permit the public resale of all registrable securities as permitted by Rule 415 of the Securities Act and to cause such registration statement to be declared effective as soon as practicable after the filing thereof, but in no event later than sixty (60) days following the filing deadline (or ninety (90) days following the filing deadline if the registration statement is reviewed by and receives comments from the SEC). As soon as practicable following the date of effectiveness of the registration statement, but in any event within two (2) business days of such date, New Butterfly will notify the holders of registrable securities of the effectiveness of such registration statement. At any time at which New Butterfly has an effective shelf registration statement with respect to a holder’s registrable securities, any such holder may request to sell all or a portion of their registrable securities pursuant to an underwritten offering pursuant to such shelf registration statement, provided that such holder(s) reasonably expect any such sales to generate aggregate gross proceeds in excess of $50 million or reasonably expect to sell all of the Registrable Securities held by such holder, but in no event for aggregate gross proceeds of less than $10 million in gross proceeds. New Butterfly will enter into an underwriting agreement with a managing underwriter or underwriters selected by the initiating holder(s), after consultation with New Butterfly, and will take all such other reasonable actions as are requested by the managing underwriter to expedite or facilitate the disposition of such registrable securities.
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Demand registration rights.   At any time after the Closing Date, if New Butterfly does not have an effective registration statement outstanding, New Butterfly will be required, upon the written request of the holders of at least a majority-in-interest of the then-outstanding registrable securities held by the Sponsor Group Holders or the Butterfly Holders, as soon as practicable but not more than 45 days after receipt of such written request, to file a registration statement and to effect the registration of all or part of their registrable securities. New Butterfly is not obligated to effect more than an aggregate of three (3) registrations pursuant to a demand registration request.

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Piggyback registration rights.   At any time after the Closing Date, if New Butterfly proposes to file a registration statement under the Securities Act to register any of its equity securities, or securities or other obligations exchangeable or convertible into equity securities, or to conduct a public offering, either for its own account or for the account of any other person, subject to certain exceptions and reductions as described in the Amended and Restated Registration Rights Agreement, then New Butterfly will give written notice of such proposed filing to the holders of registrable securities as soon as practicable but not less than ten (10) days before the anticipated filing of such registration statement. Upon the written request of any holder of registrable securities in response to such written notice, New Butterfly will, in good faith, cause such registrable securities to be included in the registration statement and use its commercially reasonable efforts to cause the underwriters of any proposed underwritten offering to include such holders’ registrable securities on the same terms and conditions as any similar securities of New Butterfly included in such registration.

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Expenses and indemnification.   All fees, costs and expenses of underwritten registrations will be borne by New Butterfly and all incremental selling expenses relating to such registrations, including underwriting discounts and selling commissions, brokerage fees, marketing costs and all fees and expenses of any legal counsel representing the holders will be borne by the holders of the registrable securities being registered. The Amended and Restated Registration Rights Agreement contains customary cross-indemnification provisions, under which New Butterfly is obligated to indemnify holders of registrable securities in the event of material misstatements or omissions in the registration statement attributable to New Butterfly, and holders of registrable securities are obligated to indemnify New Butterfly for material misstatements or omissions attributable to them.

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Registrable securities.   Securities of New Butterfly will cease to be registrable securities upon the earlier of (i) the tenth anniversary of the date of the Amended and Restated Registration Rights Agreement or (ii) the date as of which all of the registrable securities have been sold pursuant to an effective registration statement or when the holders of all such registrable securities are permitted to sell the registrable securities without registration pursuant to Rule 144 under the Securities Act (but with no volume or manner of sale restrictions or limitations).

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Lock-up.   Notwithstanding the foregoing, (i) each of the Butterfly Holders will not transfer any securities of New Butterfly for the period ending on the earlier of (a) 180 days after the Closing, subject to certain customary exceptions, and (b) subsequent to the Closing, (x) if the last reported sale price of New Butterfly common stock equals or exceeds $12.00 per share for any 20 trading days within any 30 consecutive trading days after the Closing or (y) the date on which the Company completes a liquidation, merger, stock exchange, reorganization or other similar transaction that results in all of New Butterfly’s public stockholders having the right to exchange their shares of New Butterfly common stock for cash, securities or other property, and (ii) each holder of any founder shares and the shares of New Butterfly common stock issued or issuable upon the exercise of any private placement warrants, including any such warrants issued upon the conversion of funds loaned to Longview for working capital purposes, as described elsewhere in this proxy statement/prospectus, will not transfer any securities of New Butterfly for the period ending on the earlier of (a) one year after the Closing, subject to certain customary exceptions, and (b) subsequent to the Closing, (x) if the last reported sale price of New Butterfly common stock equals or exceeds $12.00 per share for any 20 trading days within any 30 consecutive trading days commencing at least 150 days after the Closing; provided that all shares of common stock of New Butterfly held by Butterfly Holders have been registered on an effective registration statement, or (y) the date on which the Company completes a liquidation, merger, stock exchange, reorganization or other similar transaction that results in all of New Butterfly’s public stockholders having the right to exchange their shares of New Butterfly common stock for cash, securities or other property.
Butterfly Transaction Support Agreement
In connection with the execution of the Business Combination Agreement, Dr. Rothberg and certain stockholders of Butterfly affiliated with Dr. Rothberg (collectively, the “supporting Butterfly stockholders”) entered into the Butterfly Transaction Support Agreement with Longview. Under the Butterfly Transaction Support Agreement, each supporting Butterfly stockholder agreed, among other things, to (i) execute and deliver to Butterfly and Longview, as promptly as reasonably practicable (and in any event within two business days) following the time at which the registration on Form S-4 of which this proxy statement/prospectus forms a part is declared effective under the Securities Act, the Butterfly Stockholder Written Consent and (ii) support and vote in favor of the Business Combination Agreement and the related agreements to which Butterfly is or will be a party and the transactions contemplated thereby (including the Business Combination) and Dr. Rothberg and each supporting Butterfly stockholder agreed to be bound by certain other covenants and agreements related to the Business Combination. The shares of Butterfly capital stock that are owned by the supporting Butterfly stockholders and subject to the Butterfly Transaction Support Agreement represent over 74% of the outstanding voting power of Butterfly common stock and preferred stock (on an as converted basis). In addition, under the Butterfly Transaction Support Agreement the supporting Butterfly stockholders agreed to be bound by certain transfer restrictions with respect to their Butterfly equity securities prior to the Closing of the Business Combination, in each case, on the terms and subject to the conditions set forth in the Butterfly Transaction Support Agreement.
Sponsor Letter Agreement
Concurrently with the execution of the Business Combination Agreement, the Sponsor, Westley Moore, Derek Cribbs, Randy Simpson, Longview and Butterfly entered into a sponsor letter agreement (the “Sponsor Letter Agreement”), pursuant to which the Sponsor and each other holder of Longview Class B common stock has agreed to, among other things, (i) vote in favor of the Transaction Proposals (including the Business Combination Proposal), (ii) be bound by and subject to certain other covenants and agreements of the Business Combination Agreement, as if they were directly party thereto, (iii) waive any adjustment to the conversion ratio set forth in the governing documents of Longview or any other anti-dilution or similar protection with respect to the Longview Class B common stock (whether resulting from the transactions contemplated by the Business Combination Agreement, the Subscription Agreements or otherwise), (iv) not redeem or otherwise exercise any right to redeem any of his, her or its Longview equity securities; and (v) be bound by certain transfer restrictions with respect to his, her or its Longview equity securities prior to the Closing of the Business Combination, in each case, on the terms and subject to the conditions set forth in the Sponsor Letter Agreement.
Amended Forward Purchase Agreement
In connection with the execution of the Business Combination Agreement, on November 19, 2020, Longview, Glenview and the Forward Purchasers entered into the Amended Forward Purchase Agreement, pursuant to which the Forward Purchasers agreed to purchase from Longview an aggregate number of shares of Longview Class A common stock, at a purchase price of $10.00 per share, equal to the value of $75 million minus the aggregate proceeds that would otherwise be released to Longview from the Trust Account in connection with the Closing (after considering any redemptions of shares of Longview Class A common stock in connection with the Business Combination). To effect the Forward Purchase, at least three (3) business days before the funding of the aggregate purchase price for the Forward Purchase Shares (the “Forward Purchase Price”), Longview will deliver a written notice to Glenview and the Forward Purchasers specifying the anticipated Closing Date and the Forward Purchase Price, and each Forward Purchaser will deliver its respective portion of the Forward Purchase Price, as determined by the Glenview, via wire transfer to an account specified by Longview, to be held in escrow pending the Closing. On the Closing Date, immediately prior to the Closing, Longview will provide instructions to the escrow agent to release the Forward Purchase funds held in escrow to Longview, and Longview will issue to each Forward Purchaser the number of Forward Purchase Shares indicated by Glenview, which shares will be registered in the name of the respective Forward Purchaser. The shares of Longview Class A common stock, if any, to be issued pursuant to the Forward Purchase Agreement have not been registered under the Securities Act in reliance upon the exemption provided in Section 4(a)(2) of the Securities Act.
Advisory Agreement with Jonathan M. Rothberg, Ph.D.
In connection with the consummation of the Business Combination Agreement, Butterfly and Dr. Rothberg, the founder and Chairman of Butterfly, will enter into an advisory agreement (the “Advisory Agreement”), effective as of the Closing, pursuant to which Dr. Rothberg will advise New Butterfly’s Chief Executive Officer and the New Butterfly Board on strategic matters, and will provide consulting, business development and similar services on matters relating to Butterfly’s current, future and potential scientific and strategic initiatives and such other consulting services reasonably requested from time to time. As compensation for Dr. Rothberg’s services under the Advisory Agreement, Butterfly will pay Dr. Rothberg a consulting fee of $16,667 per month during the term of the Advisory Agreement. The term of the Advisory Agreement will continue until terminated by Butterfly or Dr. Rothberg. Either party may terminate the Advisory Agreement for any reason upon giving thirty (30) days’ advance notice of such termination. In the event of such termination, Butterfly’s only obligation will be to pay Dr. Rothberg any earned but unpaid consulting fee as of the termination date. In December 2020, the Butterfly Board granted 1,000,000 restricted stock units to Dr. Rothberg. The RSUs will vest in equal quarterly installments over two years beginning on March 31, 2021, contingent on the consummation of the Business Combination Agreement and without regard to Dr. Rothberg’s continued service to New Butterfly, with full acceleration of vesting in the event of Dr. Rothberg’s death or disability or a change in control of New Butterfly.

THE CHARTER AMENDMENT PROPOSAL
Overview
In connection with the Business Combination, Longview is asking its stockholders to approve the adoption of the Proposed Charter, in the form attached hereto as Annex B. If the Business Combination and the Charter Amendment Proposal are approved, the Proposed Charter would replace the Current Charter.
The Charter Amendment Proposal is conditioned on the approval of the Business Combination Proposal and the other Required Transaction Proposals. Therefore, if the Business Combination Proposal is not approved, the Charter Amendment Proposal will have no effect, even if approved by the Longview stockholders.
Comparison of Current Charter to Proposed Charter
The following is a summary of the key changes effected by the Proposed Charter relative to the Current Charter. This summary is qualified in its entirety by reference to the full text of the Proposed Charter, a copy of which is included as Annex B.
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change Longview’s name to “Butterfly Network, Inc.”;

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increase the total number of authorized shares of all classes of capital stock, par value of $0.0001 per share, from 221,000,000 shares, consisting of 220,000,000 shares of common stock, including 200,000,000 shares of Class A common stock, and 20,000,000 shares of Class B common stock, and 1,000,000 shares of preferred stock, to 628,000,000 shares, consisting of 627,000,000 shares of common stock, including 600,000,000 shares of Class A common stock, par value $0.0001 per share, and 27,000,000 shares of Class B common stock, par value $0.0001 per share, and 1,000,000 shares of preferred stock, par value $0.0001 per share;

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amend the terms of the shares of common stock, in particular to provide that each share of New Butterfly Class A common stock has one vote and each share of New Butterfly Class B common stock has twenty (20) votes;

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permit stockholders to act by written consent in lieu of a meeting until the time that the Class B common stock beneficially owns less than a majority of the voting power of the voting stock;

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select the federal district courts of the United States as the exclusive forum for any action, suit or proceeding brought asserting a cause of action arising under the Securities Act, subject to certain limitations;

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establish restrictions on transfers of New Butterfly Class B common stock to unsuitable persons or their affiliates; and

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eliminate certain provisions specific to Longview’s status as a blank check company.

Reasons for the Approval of the Charter Amendment Proposal
In the judgment of the Longview Board, the Proposed Charter is necessary to address the needs of the post-combination company. In particular:
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the voting power of the New Butterfly Class B common stock is necessary to give Dr. Rothberg comparable control rights over New Butterfly as he and his affiliates currently have in Butterfly. We believe that our success rests on our ability to undertake a long-term view and Dr. Rothberg’s controlling interest will enhance New Butterfly’s ability to focus on long-term value creation and help insulate New Butterfly from short-term outside influences. Dr. Rothberg’s voting control also provides New Butterfly with flexibility to employ various financing and transaction strategies involving the issuance of equity securities, while maintaining Dr. Rothberg’s control;

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the greater number of authorized shares of capital stock is desirable for New Butterfly to have sufficient shares to complete the Business Combination and have additional authorized shares for financing its business, for acquiring other businesses, for forming strategic partnerships and alliances and for stock dividends and stock splits;

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the supermajority vote requirements, in the event Dr. Rothberg ceases to beneficially own shares representing a majority of the voting power, provide anti-takeover protections for New Butterfly; and

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the provisions that relate to the operation of Longview as a blank check company prior to the consummation of its initial business combination will not be applicable to New Butterfly (such as the obligation to dissolve and liquidate if a business combination is not consummated in a certain period of time).

Vote Required for Approval
Approval of the Charter Amendment Proposal requires the affirmative vote of the holders of (i) at least a majority of the outstanding shares of Longview Class B common stock, voting separately as a single class, and (ii) a majority of the outstanding shares of Longview common stock entitled to vote thereon, voting together as a single class. Abstentions and broker non-votes have the same effect as a vote against the proposal.
Recommendation of the Longview Board of Directors
THE LONGVIEW BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT LONGVIEW STOCKHOLDERS VOTE “FOR” THE APPROVAL OF THE CHARTER AMENDMENT PROPOSAL.
The existence of financial and personal interests of one or more of Longview’s directors or officers may result in a conflict of interest on the part of such director(s) or officer(s) between what they may believe is in the best interests of Longview and its stockholders and what they may believe is best for himself or themselves in determining to recommend that stockholders vote for the proposals. See the section titled “The Business Combination Proposal — Interests of Longview’s Directors and Officers in the Business Combination” for a further discussion.

THE ADVISORY CHARTER AMENDMENT PROPOSALS
Overview
In connection with the Business Combination, Longview is asking its stockholders to vote upon, on a non-binding advisory basis, proposals to approve certain governance provisions contained in the Proposed Charter. This separate vote is not otherwise required by Delaware law separate and apart from the Charter Amendment Proposal but, pursuant to SEC guidance, Longview is required to submit these provisions to its stockholders separately for approval, allowing stockholders the opportunity to present their separate views on important governance provisions. However, the stockholder votes regarding these proposals are advisory votes, and are not binding on Longview or the Longview Board (separate and apart from the approval of the Charter Amendment Proposal). In the judgment of the Longview Board, these provisions are necessary to adequately address the needs of the post-combination company. Furthermore, the Business Combination is not conditioned on the separate approval of the Advisory Charter Amendment Proposals (separate and apart from approval of the Charter Amendment Proposal).
Advisory Charter Amendment Proposals
Advisory Charter Amendment Proposal	Longview Current Charter/Bylaws	Proposed Charter/Bylaws
Advisory Proposal A – Changes in Share Capital	Under the Current Charter, Longview is currently authorized to issue 221,000,000 shares of capital stock, consisting of (a) 220,000,000 shares of common stock, including 200,000,000 shares of Class A common stock, par value $0.0001 per share, and 20,000,000 shares of Class B common stock, par value $0.0001 per share, and (b) 1,000,000 shares of preferred stock, par value $0.0001 per share.	Under the Proposed Charter, New Butterfly will be authorized to issue 628,000,000 shares of capital stock, consisting of (i) 600,000,000 shares of New Butterfly Class A common stock, par value $0.0001 per share, (ii) 27,000,000 shares of New Butterfly Class B common stock, par value $0.0001 per share, and (iii) 1,000,000 shares of preferred stock, par value $0.0001 per share.
Advisory Proposal B – Voting Rights of Common Stock	Under the Current Charter, the holders of Class A and Class B common stock are entitled to one vote for each such share on each matter properly submitted to Longview’s stockholders entitled to vote.	Under the Proposed Charter, holders of New Butterfly Class A common stock will be entitled to cast one vote per share of New Butterfly Class A common stock, while holders of New Butterfly Class B common stock will be entitled to cast 20 votes per share of New Butterfly Class B common stock.
Advisory Proposal C – Limiting the Ability to Act by Written Consent	Under the Current Charter, there is no limitation on any action required or permitted to be taken by the stockholders of Longview being effected by written consent of the stockholders. Under the Longview Bylaws, any action required or permitted to be taken at any annual or special meeting of stockholders may be taken by written consent if such written	Under the Proposed Charter, any action required or permitted to be taken by the stockholders of New Butterfly must be effected at an annual or special meeting of the stockholders and may not be effected by written consent; provided, however, prior to the first date on which the issued and outstanding shares of New Butterfly Class B common stock

Advisory Charter Amendment Proposal	Longview Current Charter/Bylaws	Proposed Charter/Bylaws
	consent is signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted.	represent less than 50% of the voting power of the then outstanding shares of capital stock of New Butterfly that would be entitled to vote for the election of directors, any action required or permitted to be taken at any annual or special meeting of New Butterfly stockholders, may be taken by written consent if such written consent is signed by the holders of the outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote on such matter were present and voted.
Advisory Proposal D – Required Vote to Amend the Charter	The Current Charter provides that the Current Charter may be amended in accordance with Delaware law; provided that, prior to an initial business combination, any amendment to the Current Charter that would alter or change the provisions relating to an initial business combination requires the affirmative vote of the holders of at least 65% of all common stock then outstanding.	Under the Proposed Charter, in addition to any vote required by Delaware law, (i) so long as any shares of New Butterfly Class B common stock remain outstanding, the affirmative vote of the holders of two-thirds (2/3) of the outstanding shares of New Butterfly Class B common stock, voting as a separate class, is required to amend the Proposed Charter (1) in a manner that changes any of the voting, conversion, dividend or liquidation provisions of the shares of New Butterfly Class B common stock or other rights, powers, preferences or privileges of the shares of Class B common stock, (2) to provide for each share of New Butterfly Class A common stock or any Preferred Stock to have more than one (1) vote per share or any rights to a separate class vote of the holders of shares of New Butterfly Class A common stock other than as provided by the Proposed Charter or required by the DGCL, or (3) to otherwise adversely impact the rights, powers, preferences or privileges of the shares of New Butterfly

Advisory Charter Amendment Proposal	Longview Current Charter/Bylaws	Proposed Charter/Bylaws
Class B common stock in a manner that is disparate from the manner in which it affects the rights, powers, preferences or privileges of the shares of New Butterfly Class A common stock; and (ii) so long as any shares of New Butterfly Class A common stock remain outstanding, the affirmative vote of the holders of a majority of the outstanding shares of New Butterfly Class A common stock, voting as a separate class, is required to amend the Proposed Charter (1) in a manner that alters or changes the powers, preferences, or special rights of the shares of New Butterfly Class A common stock so as to affect them adversely; or (2) to provide for each share of New Butterfly Class B common stock to have more than twenty (20) votes per share or any rights to a separate class vote of the holders of shares of New Butterfly Class B common stock other than as provided by the Proposed Charter or required by the DGCL.
Advisory Proposal E – Required Vote to Amend the Bylaws	Under the Current Charter, the Longview Board is expressly authorized to adopt, alter, amend or repeal the Bylaws by the affirmative vote of a majority of the directors. The Bylaws may also be adopted, amended, altered or repealed by the affirmative vote of at least a majority of the voting power of all of the then outstanding shares of capital stock of Longview entitled to vote generally in the election of directors, voting together as a single class.	Under the Proposed Charter, the New Butterfly Board is expressly authorized to adopt, alter, amend or repeal the Bylaws by the affirmative vote of a majority of the directors. The Bylaws may also be amended (i) when outstanding Class B common stock represents less than 50% of the voting power of the then outstanding shares of capital stock of New Butterfly that would be entitled to vote for the election of directors, the affirmative vote of the holders of at least two-thirds (2/3) of the voting power of the capital stock of New Butterfly or, prior to such time (ii) the affirmative vote of the holders of a majority of the voting power of the outstanding capital stock of New Butterfly.

Advisory Charter Amendment Proposal	Longview Current Charter/Bylaws	Proposed Charter/Bylaws
Advisory Proposal F – Required Vote to Change Number of Directors	Under the Current Charter, the number of directors of Longview, other than those who may be elected by the holders of one or more series of the preferred stock voting separately by class or series, will be fixed from time to time exclusively by the Longview Board pursuant to a resolution adopted by a majority of the Longview Board.	Under the Proposed Charter, the number of directors will be fixed from time to time solely by the New Butterfly Board; provided that, prior to the first date that the outstanding Class B common stock represents less than 50% of the voting power of the then outstanding shares of capital stock of New Butterfly that would be entitled to vote for the election of directors, unless approved by the affirmative vote of the holders of a majority of the voting power of the outstanding capital stock of New Butterfly, the number of directors shall not exceed nine (9).
Reasons for Approval of the Advisory Charter Amendment Proposals
Advisory Charter Amendment Proposal A — Changes in Share Capital
The Proposed Charter is intended to provide adequate authorized share capital to (i) accommodate the issuance of shares of New Butterfly Class A common stock and New Butterfly Class B common stock as part of the consideration in the Business Combination and (ii) provide flexibility for future issuances of shares of New Butterfly stock if determined by the New Butterfly Board to be in the best interests of New Butterfly after the consummation of the Business Combination without incurring the risk, delay and potential expense incident to obtaining stockholder approval for a particular issuance.
Advisory Charter Amendment Proposal B — Voting Rights of Common Stock
The Proposed Charter provides that holders of shares of New Butterfly Class B common stock will have 20 votes on each matter properly submitted to the stockholders entitled to vote. Because, upon consummation of the Business Combination, Dr. Rothberg will be the sole beneficial owner of shares of Class B common stock, and those shares are generally restricted from transfers, except in limited circumstances, this dual class stock structure provides Dr. Rothberg with the ability to control the outcome of matters requiring stockholder approval, even though he owns significantly less than a majority of the shares of outstanding New Butterfly Class A common stock. We believe that our success rests on our ability to undertake a long-term view and Dr. Rothberg’s controlling interest will enhance New Butterfly’s ability to focus on long-term value creation and help insulate New Butterfly from short-term outside influences. Dr. Rothberg’s voting control also provides New Butterfly with flexibility to employ various financing and transaction strategies involving the issuance of equity securities, while maintaining Dr. Rothberg’s control.
Advisory Charter Amendment Proposal C — Limiting the Ability to Act by Written Consent
The Longview Board believes that limiting the ability of stockholders to act by written consent after the time that Dr. Rothberg no longer beneficially owns at least a majority of the voting power of the capital stock of New Butterfly is appropriate to protect New Butterfly from unwarranted attempts to gain corporate control in its post-Business Combination phase. Prohibiting stockholders from taking action by written consent can limit unwarranted attempts to gain control by restricting stockholders from approving proposals unless such proposals are properly presented at a stockholder meeting called and held in accordance with the Proposed Charter and post-Business Combination Bylaws.

Advisory Charter Amendment Proposal D — Required Vote to Amend the Charter
The Longview Board believes that it is important to require a supermajority vote of New Butterfly Class B common stock, voting as a separate class, in order to amend provisions in the Proposed Charter relating to the voting and other rights of Class B common stock. As noted above, our dual class structure provides us with the ability to take a long-term view, and Dr. Rothberg’s controlling interest, including protections of this controlling interest, will enhance New Butterfly’s ability to focus on long-term value creation.
Advisory Charter Amendment Proposals E and F — Required Vote to Amend the Bylaws and Required Vote to Change Number of Directors
The Longview Board believes that the supermajority voting requirements described in Advisory Charter Amendment Proposals E and F are appropriate to protect all stockholders of New Butterfly, if Dr. Rothberg ceases to beneficially own shares of New Butterfly stock representing at least a majority of the total voting power. In reaching this conclusion, the Longview Board is cognizant of the potential for certain stockholders to hold a substantial beneficial ownership of shares of common stock following the Business Combination, particularly after the time Dr. Rothberg ceases to beneficially own shares of New Butterfly stock representing at least a majority of the voting power of the capital stock of New Butterfly. The Longview Board further believes that going forward, if, and after, Dr. Rothberg ceases to beneficially own shares of New Butterfly stock representing at least a majority of the voting power of the capital stock of New Butterfly, a supermajority voting requirement encourages the person seeking control of New Butterfly to negotiate with the New Butterfly Board to reach terms that are appropriate for all stockholders.
Vote Required for Approval
Approval of each of the Advisory Charter Amendment Proposals, each of which is a non-binding vote, requires the affirmative vote of a majority of the votes cast by Longview stockholders present in person (which would include presence at a virtual meeting) or represented by proxy at the Special Meeting and entitled to vote thereon. Abstentions and broker non-votes have no effect on the outcome of the proposal.
Recommendation of the Longview Board of Directors
THE LONGVIEW BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT LONGVIEW STOCKHOLDERS VOTE “FOR” THE APPROVAL OF EACH OF THE ADVISORY CHARTER AMENDMENT PROPOSALS.
The existence of financial and personal interests of one or more of Longview’s directors or officers may result in a conflict of interest on the part of such director(s) or officer(s) between what they may believe is in the best interests of Longview and its stockholders and what they may believe is best for himself or themselves in determining to recommend that stockholders vote for the proposals. See the section titled “The Business Combination Proposal — Interests of Longview’s Directors and Officers in the Business Combination” for a further discussion.

THE NYSE PROPOSAL
In connection with the Business Combination, we intend to effect the issuance of shares of New Butterfly common stock to the stockholders of Butterfly pursuant to the Transactions.
Why Longview Needs Stockholder Approval
We are seeking stockholder approval in order to comply with Rule 312.03 of the NYSE Listed Company Manual.
Under Rule 312.03 of the NYSE Listed Company Manual, stockholder approval is required prior to the issuance of shares of common stock in certain circumstances, including if the number of shares of common stock to be issued is, or will be upon issuance, equal to or in excess of 20% of the number of shares of common stock outstanding before the issuance. The maximum aggregate number of shares of common stock issuable pursuant to the Transactions could represent more than 20% of the number of shares of Longview common stock outstanding before such issuance and could result in a change of control of Longview. As a result, stockholder approval of the issuance of shares of common stock pursuant to the Transactions is required under the NYSE regulations.
In connection with the Transactions, the Company may issue (i) up to 7,500,000 shares, if any, of Longview Class A common stock pursuant to the Forward Purchase, (ii) 17,500,000 shares of Longview Class A common stock to the PIPE Investors, and (iii) an aggregate of 118,401,695 shares of New Butterfly capital stock to existing Butterfly stockholders and holders of Butterfly convertible notes pursuant to the terms of the Business Combination Agreement, in each case assuming a Closing Date of January 31, 2021.
Vote Required for Approval
If the Business Combination Proposal is not approved, the NYSE Proposal will not be presented at the Special Meeting. The approval of the NYSE Proposal requires the affirmative vote of a majority of the votes cast by the Longview stockholders present in person (which would include presence at a virtual meeting) or represented by proxy at the Special Meeting and entitled to vote thereon.
Failure to submit a proxy at the Special Meeting or a broker non-vote will have no effect on the NYSE Proposal. However, the NYSE considers abstentions as “votes cast” and, therefore, abstentions will have the same effect as votes against this proposal.
The Business Combination is conditioned upon the approval of the NYSE Proposal, subject to the terms of the Business Combination Agreement. Notwithstanding the approval of the NYSE Proposal, if the Business Combination is not consummated for any reason, the actions contemplated by the NYSE Proposal will not be effected.
Longview’s Sponsor and our directors and officers have agreed to vote the founder shares and any public shares owned by them in favor of the NYSE Proposal. See “Related Agreements — Sponsor Letter Agreement” for more information.
Recommendation of the Longview Board of Directors
THE LONGVIEW BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT LONGVIEW STOCKHOLDERS VOTE “FOR” THE APPROVAL OF THE NYSE PROPOSAL.
The existence of financial and personal interests of one or more of Longview’s directors or officers may result in a conflict of interest on the part of such director(s) or officer(s) between what they may believe is in the best interests of Longview and its stockholders and what they may believe is best for himself or themselves in determining to recommend that stockholders vote for the proposals. See the section titled “The Business Combination Proposal — Interests of Longview’s Directors and Officers in the Business Combination” for a further discussion.

THE DIRECTOR ELECTION PROPOSAL
Overview
At the Special Meeting, Longview is proposing the election of seven (7) directors to take office immediately following the Closing and to constitute the members of the New Butterfly Board upon consummation of the Business Combination. The New Butterfly Board will be of a single class, with each director to serve until his or her successor is duly elected and qualified or until his or her earlier death, disqualification, resignation, or removal. The nominees for election to the New Butterfly Board are Jonathan M. Rothberg, Ph.D., Larry Robbins, Todd M. Fruchterman, M.D., Ph.D., Dawn Carfora, John Hammergren, Gianluca Pettiti and S. Louise Phanstiel. Information regarding each nominee is set forth in the section titled “New Butterfly Management After the Business Combination.” The election of these directors is contingent upon the Closing of the Business Combination.
Following consummation of the Business Combination, the election of directors of New Butterfly will be governed by its governing documents and the laws of the State of Delaware.
Vote Required for Approval
If the Business Combination Proposal is not approved, the Director Election Proposal will not be presented at the Special Meeting. The approval of the election of each director nominee pursuant to the Director Election Proposal requires the affirmative vote of a plurality of the Longview stockholders present in person (which would include presence at a virtual meeting) or represented by proxy and entitled to vote at the Special Meeting and entitled to vote thereon. “Plurality” means that the individuals who receive the largest number of votes cast “FOR” are elected as directors. Consequently, any shares not voted “FOR” a particular nominee (whether as a result of an abstention, a failure to submit a vote or a broker non-vote) will not be counted in the nominee’s favor and will have no effect on the Director Election Proposal.
Unless authority is withheld or the shares are subject to a broker non-vote, the proxies solicited by the Longview Board will be voted “FOR” the election of these nominees. In case any of the nominees becomes unavailable for election to the New Butterfly Board, an event that is not anticipated, the persons named as proxies, or their substitutes, will have full discretion and authority to vote or refrain from voting for any other candidate in accordance with their judgment.
The Business Combination is not conditioned upon the election of the director nominees in the Director Election Proposal.
The Sponsor and our directors and officers have agreed to vote the founder shares and any public shares owned by them in favor of each of the nominees in the Director Election Proposal. See “Related Agreements — Sponsor Letter Agreement” for more information.
Recommendation of the Longview Board of Directors
THE LONGVIEW BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT LONGVIEW STOCKHOLDERS VOTE “FOR” THE ELECTION OF EACH OF THE DIRECTOR NOMINEES IN THE DIRECTOR ELECTION PROPOSAL.
The existence of financial and personal interests of one or more of Longview’s directors or officers may result in a conflict of interest on the part of such director(s) or officer(s) between what they may believe is in the best interests of Longview and its stockholders and what they may believe is best for himself or themselves in determining to recommend that stockholders vote for the proposals. See the section titled “The Business Combination Proposal — Interests of Longview’s Directors and Officers in the Business Combination” for a further discussion.

THE EQUITY INCENTIVE PLAN PROPOSAL
Overview
In connection with the Business Combination, Longview’s stockholders are also being asked to approve and adopt the Butterfly Network, Inc. 2020 Equity Incentive Plan (the “New Butterfly Equity Incentive Plan”).
The New Butterfly Equity Incentive Plan will provide for grants of stock options, stock appreciation rights, restricted stock, restricted stock units, and other stock or equity-related cash-based awards. Directors, officers and other employees of New Butterfly and its subsidiaries, as well as others performing consulting or advisory services for New Butterfly, will be eligible for grants under the New Butterfly Equity Incentive Plan.
The purpose of the New Butterfly Equity Incentive Plan is to enhance New Butterfly’s ability to attract, retain and motivate persons who make (or are expected to make) important contributions to New Butterfly by providing these individuals with equity ownership opportunities, and to encourage profitability and growth through short-term and long-term incentives that are consistent with New Butterfly’s objectives. Equity awards are intended to motivate high levels of performance and align the interests of New Butterfly’s directors, employees and consultants with those of its stockholders by giving directors, employees and consultants the perspective of an owner with an equity stake in New Butterfly and providing a means of recognizing their contributions to the success of New Butterfly. Longview’s board of directors and management believe that equity awards are necessary to remain competitive in the industry and are essential to recruiting and retaining highly qualified individuals who will help New Butterfly meet its goals.
Set forth below is a summary of the material terms of the New Butterfly Equity Incentive Plan, which is qualified in its entirety by the text of the New Butterfly Equity Incentive Plan, a copy of which is attached hereto as Annex D. For further information about the New Butterfly Equity Incentive Plan, we refer you to the complete copy of the New Butterfly Equity Incentive Plan. As of January 15, 2021, the record date for the Special Meeting, the closing price per share of Longview’s Class A common stock on the NYSE was $19.82.
Summary of the Material Features of the New Butterfly Equity Incentive Plan
Eligibility.   The New Butterfly Equity Incentive Plan will allow for grants, under the direction of the board of directors or compensation committee, as the plan administrator, of stock options, stock appreciation rights, restricted and unrestricted stock awards, restricted stock units and other stock or equity-related cash-based awards to employees, consultants and directors who, in the opinion of the plan administrator, are in a position to make a significant contribution to New Butterfly’s long-term success. All employees, directors and consultants of New Butterfly and its affiliates will be eligible to participate in the New Butterfly Equity Incentive Plan. Following the Business Combination, it is expected that approximately 282 individuals will be eligible to participate in the New Butterfly Equity Incentive Plan.
Shares Available for Issuance.   The Plan provides for the future issuance of shares of New Butterfly common stock, representing 11% of the number of shares of New Butterfly common stock outstanding following the Business Combination less 2,602,954 shares plus: (i) the number of shares of Butterfly common stock that remain unallocated and available for grant at the Closing of the Business Combination under the Butterfly 2012 Employee, Director and Consultant Equity Incentive Plan multiplied by 1.0383 or that are forfeited, expire or are canceled without issuance under the Butterfly 2012 Equity Incentive Plan following the Closing, and (ii) an annual increase on the first day of each fiscal year during the period beginning with fiscal year 2021 and ending on the second day of fiscal year 2030, equal to the lesser of (a) 4% of the number of outstanding shares of New Butterfly common stock on such date, and (b) an amount determined by the plan administrator. Generally, shares of New Butterfly Class A common stock reserved for awards under the New Butterfly Equity Incentive Plan that lapse or are forfeited will be added back to the share reserve available for future awards. However, shares delivered to or withheld to pay withholding taxes or any applicable exercise price will not be available for issuance under the New Butterfly Equity Incentive Plan. In addition, any shares repurchased on the open market using exercise price proceeds will not be available for issuance under the New Butterfly Equity Incentive Plan.

The aggregate grant date fair value of shares granted to any non-employee director under the New Butterfly Equity Incentive Plan and any other cash compensation paid to any non-employee director in any calendar year may not exceed $750,000; increased to $1,000,000 in the year in which such non-employee director initially joins the board of directors.
Stock Options.   Stock options granted under the New Butterfly Equity Incentive Plan may either be incentive stock options, which are intended to satisfy the requirements of Section 422 of the Code, or non-qualified stock options, which are not intended to meet those requirements. Incentive stock options may be granted to employees of New Butterfly and its affiliates, and the aggregate fair market value of a share of New Butterfly Class A common stock determined at the time of grant with respect to incentive stock options that are exercisable for the first time by a participant during any calendar year may not exceed $100,000. Non-qualified options may be granted to employees, directors and consultants of New Butterfly and its affiliates. The exercise price of a stock option may not be less than 100% of the fair market value of New Butterfly Class A common stock on the date of grant, and the term of the option may not be longer than ten years. If an incentive stock option is granted to an individual who owns more than 10% of the combined voting power of all classes of New Butterfly capital stock, the exercise price may not be less than 110% of the fair market value of the New Butterfly Class A common stock on the date of grant and the term of the option may not be longer than five years.
Award agreements for stock options include rules for exercise of the stock options after termination of service. Options may not be exercised unless they are vested, and no option may be exercised after the end of the term set forth in the award agreement. Generally, stock options will be exercisable for three months after termination of service for any reason other than death or total and permanent disability, and for one year after termination of service on account of death or total and permanent disability, but will not be exercisable if the termination of service was due to cause.
Restricted Stock.   Restricted stock is common stock that is subject to restrictions, including a prohibition against transfer and a substantial risk of forfeiture, until the end of a “restricted period” during which the grantee must satisfy certain time or performance-based vesting conditions. If the grantee does not satisfy the vesting conditions by the end of the restricted period, the restricted stock is forfeited. During the restricted period, the holder of restricted stock has the rights and privileges of a regular stockholder, except that generally dividend equivalents may accrue but will not be paid during the restricted period, and the restrictions set forth in the applicable award agreement apply. For example, the holder of restricted stock may vote the restricted shares, but he or she may not sell the shares until the restrictions are lifted.
Restricted Stock Units.   Restricted stock units are phantom shares that vest in accordance with terms and conditions established by the plan administrator and when the applicable restrictions lapse, the grantee will be entitled to receive a payout in cash, shares or a combination thereof based on the number of restricted stock units as specified in the award agreement. Dividend equivalents may accrue but will not be paid prior to and only to the extent that, the restricted stock unit award vests. The holder of restricted stock units does not have the rights and privileges of a regular stockholder, including the ability to vote the restricted stock units.
Other Stock-Based Awards and Performance-Based Awards.   The Plan also authorizes the grant of other types of stock-based compensation including, but not limited to stock appreciation rights and unrestricted stock awards. The plan administrator may award such stock-based awards subject to such conditions and restrictions as it may determine. We may grant an award conditioned on satisfaction of certain performance criteria. Such performance-based awards also include performance-based restricted shares and restricted stock units. Any dividends or dividend equivalents payable or credited to a participant with respect to any unvested performance-based award will be subject to the same performance goals as the shares or units underlying the performance-based award.
Plan Administration.   In accordance with the terms of the New Butterfly Equity Incentive Plan, the board of directors may authorize New Butterfly’s compensation committee to administer the New Butterfly Equity Incentive Plan. The compensation committee may delegate part of its authority and powers under the New Butterfly Equity Incentive Plan to one or more New Butterfly directors and/or officers, but only the compensation committee can make awards to participants who are subject to the reporting and other requirements of Section 16 of the Exchange Act. In accordance with the provisions of the New Butterfly

Equity Incentive Plan, the plan administrator determines the terms of awards, including, which employees, directors and consultants will be granted awards, the number of shares subject to each award, the vesting provisions of each award, the termination or cancellation provisions applicable to awards, and all other terms and conditions upon which each award may be granted in accordance with the New Butterfly Equity Incentive Plan.
In addition, the plan administrator may, in its discretion, amend any term or condition of an outstanding award provided (i) such term or condition as amended is permitted by the New Butterfly Equity Incentive Plan and does not require stockholder approval under the rules of the NYSE, and (ii) any such amendment will be made only with the consent of the participant to whom such award was made, if the amendment is adverse to the participant unless such amendment is required by applicable law or necessary to preserve the economic value of such award.
Stock Dividends and Stock Splits.   If New Butterfly Class A common stock is subdivided or combined into a greater or smaller number of shares or if New Butterfly issues any shares of New Butterfly Class A common stock as a stock dividend, the number of shares of New Butterfly Class A common stock deliverable upon exercise of an option issued or upon issuance of an award will be appropriately increased or decreased proportionately, and appropriate adjustments will be made in the exercise price per share of stock options or purchase price, if any, and performance goals applicable to performance-based awards, if any, to reflect such subdivision, combination or stock dividend.
Corporate Transactions.   Upon a merger or other reorganization event, the New Butterfly Board, may, in its sole discretion, take any one or more of the following actions pursuant to the New Butterfly Equity Incentive Plan, as to some or all outstanding awards:
•
provide that all outstanding options will be assumed or substituted by the successor corporation;

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upon written notice to a participant provide that the participant’s unexercised options will terminate immediately prior to the consummation of such transaction unless exercised by the participant within a specified number of days of such notice;

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in the event of a merger pursuant to which holders of New Butterfly Class A common stock will receive a cash payment for each share surrendered in the merger, make or provide for a cash payment to option holder participants equal to the difference between the merger price times the number of shares of New Butterfly Class A common stock subject to such outstanding options, and the aggregate exercise price of all such outstanding options, in exchange for the termination of such options;

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with respect to other stock awards, provide that outstanding awards will be assumed or substituted by the successor corporation, become realizable or deliverable, or restrictions applicable to an award will lapse, in whole or in part, prior to or upon the merger or reorganization event;

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with respect to stock awards, and in lieu of any of the foregoing, provide that, upon consummation of the transaction, each outstanding stock award will be terminated in exchange for payment of an amount equal to the consideration payable upon consummation of such transaction to a holder of the number of shares of New Butterfly Class A common stock comprising such award (to the extent such stock grant is no longer subject to any forfeiture or repurchase rights then in effect or, at the discretion of the board of directors or an authorized committee, all forfeiture and repurchase rights being waived upon such transaction); and

•
upon consummation of a Corporate Transaction, to the extent not assumed or substituted by the successor or cashed out, the outstanding awards will terminate.

Amendment and Termination.   The New Butterfly Equity Incentive Plan may be amended by New Butterfly’s stockholders. It may also be amended by the board of directors or the compensation committee, provided that any amendment which is of a scope that requires stockholder approval as required by (i) the rules of the NYSE or (ii) for any other reason, is subject to obtaining such stockholder approval. However, no such action may adversely affect any rights under any outstanding award without the holder’s consent unless such amendment is required by applicable law or necessary to preserve the economic value of such award.
Duration of Plan.   The Plan will expire by its terms on November 24, 2030.

Federal Income Tax Considerations
The material federal income tax consequences of the issuance and exercise of stock options and other awards under the New Butterfly Equity Incentive Plan, based on the current provisions of the Code and regulations, are as follows. Changes to these laws could alter the tax consequences described below. This summary assumes that all awards granted under the New Butterfly Equity Incentive Plan are exempt from or comply with, the rules under Section 409A of the Code related to nonqualified deferred compensation.
Incentive Stock Options:   Incentive stock options are intended to qualify for treatment under Section 422 of the Code. An incentive stock option does not result in taxable income to the optionee or deduction to New Butterfly at the time it is granted or exercised, provided that no disposition is made by the optionee of the shares acquired pursuant to the option within two years after the date of grant of the option nor within one year after the date of issuance of shares to the optionee (the “ISO holding period”). However, the difference between the fair market value of the shares on the date of exercise and the option price will be an item of tax preference includible in “alternative minimum taxable income” of the optionee. Upon disposition of the shares after the expiration of the ISO holding period, the optionee will generally recognize long term capital gain or loss based on the difference between the disposition proceeds and the option price paid for the shares. If the shares are disposed of prior to the expiration of the ISO holding period, the optionee generally will recognize taxable compensation, and New Butterfly will have a corresponding deduction, in the year of the disposition, equal to the excess of the fair market value of the shares on the date of exercise of the option over the option price. Any additional gain realized on the disposition will normally constitute capital gain. If the amount realized upon such a disqualifying disposition is less than fair market value of the shares on the date of exercise, the amount of compensation income will be limited to the excess of the amount realized over the optionee’s adjusted basis in the shares.
Non-Qualified Options:   Options otherwise qualifying as incentive stock options, to the extent the aggregate fair market value of shares with respect to which such options are first exercisable by an individual in any calendar year exceeds $100,000, and options designated as non-qualified options will be treated as options that are not incentive stock options. A non-qualified option ordinarily will not result in income to the optionee or deduction to New Butterfly at the time of grant. The optionee will recognize compensation income at the time of exercise of such non-qualified option in an amount equal to the excess of the then value of the shares over the option price per share. Such compensation income of optionees may be subject to withholding taxes, and a deduction may then be allowable to New Butterfly in an amount equal to the optionee’s compensation income. An optionee’s initial basis in shares so acquired will be the amount paid on exercise of the non-qualified option plus the amount of any corresponding taxable compensation income. Any gain or loss as a result of a subsequent disposition of the shares so acquired will be capital gain or loss.
Stock Grants:   With respect to stock grants under the New Butterfly Equity Incentive Plan that result in the transfer of shares that are not subject to a substantial risk of forfeiture, the grantee must generally recognize ordinary compensation income equal to the fair market value of shares received. New Butterfly generally will be entitled to a deduction in an amount equal to the ordinary compensation income recognized by the grantee. With respect to stock grants involving the transfer of shares that are subject to a substantial risk of forfeiture, the grantee must generally recognize ordinary income equal to the fair market value of the shares received at the first time the shares are not subject to a substantial risk of forfeiture. A grantee may elect to be taxed at the time of receipt of shares rather than upon lapse of the substantial risk of forfeiture, but if the grantee subsequently forfeits such shares, the grantee would not be entitled to any tax deduction, including as a capital loss, for the value of the shares on which they previously paid tax. The grantee must file such election with the Internal Revenue Service within 30 days of the receipt of the restricted shares. New Butterfly generally will be entitled to a deduction in an amount equal to the ordinary income recognized by the grantee.
Restricted Stock Units:   The grantee recognizes no income until vested shares are issued pursuant to the terms of the grant. At that time, the grantee must generally recognize ordinary compensation income equal to the fair market value of the shares received. New Butterfly generally will be entitled to a deduction in an amount equal to the ordinary income recognized by the grantee.
New Plan Benefits
Grants under the New Butterfly Equity Incentive Plan will be made at the discretion of the plan administrator or other delegated persons, and we cannot determine at this time either the persons who will receive awards under the New Butterfly Equity Incentive Plan or the amount or types of any such awards. The value of the awards granted under the New Butterfly Equity Incentive Plan will depend on a number of factors, including the fair market value of the New Butterfly Class A common stock on future dates, the exercise decisions made by the participants and the extent to which any applicable performance goals necessary for vesting or payment are achieved.
Interests of Certain Persons in this Proposal
Longview’s directors and executive officers may be considered to have an interest in the approval of the New Butterfly Equity Incentive Plan because they may in the future receive awards under the New Butterfly Equity Incentive Plan. Nevertheless, the board of directors believes that it is important to provide incentives and rewards for superior performance and the retention of executive officers and experienced directors by adopting the New Butterfly Equity Incentive Plan.
Registration with the SEC
If the New Butterfly Equity Incentive Plan is approved by our stockholders and becomes effective, New Butterfly is expected to file a registration statement on Form S-8 registering the shares reserved for issuance under the New Butterfly Equity Incentive Plan after becoming eligible to use such form.
Equity Compensation Plan Information
Longview did not maintain, or have any securities authorized for issuance under, any equity compensation plans as of December 31, 2019.
Vote Required for Approval
The approval of the Equity Incentive Plan Proposal requires the affirmative vote of a majority of the votes cast by Longview stockholders present in person (which would include presence at a virtual meeting) or represented by proxy at the Special Meeting and entitled to vote thereon. Failure to submit a proxy at the Special Meeting and a broker non-vote will have no effect on the outcome of the Equity Incentive Plan Proposal. However, the NYSE considers abstentions as “votes cast” and, therefore, abstentions will have the same effect as votes against this proposal. The Equity Incentive Plan Proposal is conditioned upon the approval of the Business Combination Proposal, the Charter Amendment Proposal and the NYSE Proposal. If the Business Combination Proposal, the Charter Amendment Proposal or the NYSE Proposal are not approved, the Equity Incentive Plan Proposal will have no effect, even if approved by our stockholders.
Recommendation of the Longview Board of Directors
THE LONGVIEW BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT LONGVIEW STOCKHOLDERS VOTE “FOR” THE APPROVAL OF THE EQUITY INCENTIVE PLAN PROPOSAL.
The existence of financial and personal interests of one or more of Longview’s directors or officers may result in a conflict of interest on the part of such director(s) or officer(s) between what they may believe is in the best interests of Longview and its stockholders and what they may believe is best for himself or themselves in determining to recommend that stockholders vote for the proposals. See the section titled “The Business Combination Proposal — Interests of Longview’s Directors and Officers in the Business Combination” for a further discussion.

THE ADJOURNMENT PROPOSAL
Overview
The Adjournment Proposal, if adopted, will allow the Longview’s Board to adjourn the Special Meeting to a later date or dates, if necessary, to permit further solicitation of proxies if, based upon the tabulated vote at the time of the Special Meeting, there are insufficient votes for the approval of the Business Combination Proposal, the Charter Amendment Proposal, the NYSE Proposal, or the Equity Incentive Plan Proposal, or if holders of Longview Class A common stock have elected to redeem an amount of Longview Class A common stock such that Longview would have less than $5,000,001 of net tangible assets or that the Aggregate Transaction Proceeds Condition would not be satisfied. In no event will the Longview Board adjourn the Special Meeting or consummate the Business Combination beyond the date by which it may properly do so under the Current Charter and Delaware law.
Consequences if the Adjournment Proposal is Not Approved
If the Adjournment Proposal is not approved by Longview’s stockholders, the Longview Board may not be able to adjourn the Special Meeting to a later date in the event that there are insufficient votes for the approval of the Business Combination Proposal, the Charter Amendment Proposal, the NYSE Proposal or the Equity Incentive Plan Proposal, or if holders of Longview Class A common stock have elected to redeem an amount of Longview Class A common stock such that Longview would have less than $5,000,001 of net tangible assets or that the Aggregate Transaction Proceeds Condition would not be satisfied, and may be unable to consummate the Business Combination. If we do not consummate the Business Combination and fail to complete an initial business combination by May 26, 2022 (subject to the requirements of law), we will be required to dissolve and liquidate our Trust Account by returning the then remaining funds in such account to the public stockholders.
Vote Required for Approval
The approval of the Adjournment Proposal requires the affirmative vote of a majority of the votes cast by the Longview stockholders present in person or represented by proxy at the Special Meeting and entitled to vote thereon, regardless of whether a quorum is present.
Failure to submit a proxy or to vote in person at the Special Meeting, an abstention from voting or a broker non-vote will have no effect on the Adjournment Proposal.
The Business Combination is not conditioned upon the approval of the Adjournment Proposal.
The Sponsor and our directors and officers have agreed to vote the founder shares and any public shares owned by them in favor of the Adjournment Proposal (if necessary). See “Related Agreements — Sponsor Letter Agreement” for more information.
Recommendation of the Longview Board of Directors
THE LONGVIEW BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT LONGVIEW STOCKHOLDERS VOTE “FOR” THE APPROVAL OF THE ADJOURNMENT PROPOSAL.
The existence of financial and personal interests of one or more of Longview’s directors or officers may result in a conflict of interest on the part of such director(s) or officer(s) between what they may believe is in the best interests of Longview and its stockholders and what they may believe is best for himself or themselves in determining to recommend that stockholders vote for the proposals. See the section titled “The Business Combination Proposal — Interests of Longview’s Directors and Officers in the Business Combination” for a further discussion.

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION
The following unaudited pro forma condensed combined balance sheet of the combined company as of September 30, 2020 and the unaudited pro forma condensed combined statements of operations of the combined company for the nine months ended September 30, 2020 and for the year ended December 31, 2019 present the combination of the financial information of Longview and Butterfly after giving effect to the Business Combination and related adjustments described in the accompanying notes. Longview and Butterfly are collectively referred to herein as the “Companies,” and the Companies, subsequent to the Business Combination, are referred to herein as the combined company.
The unaudited pro forma condensed combined statements of operations for the nine months ended September 30, 2020 and for the year ended December 31, 2019 give pro forma effect to the Business Combination as if it had occurred on January 1, 2019. The unaudited pro forma condensed combined balance sheet as of September 30, 2020 gives pro forma effect to the Business Combination as if it was completed on September 30, 2020.
The unaudited pro forma condensed combined financial information is based on and should be read in conjunction with:
•
the accompanying notes to the unaudited pro forma condensed combined financial information;

•
the historical unaudited interim financial statements of Longview as of September 30, 2020 and the period from February 4, 2020 (date of inception) through September 30, 2020, and the related notes, in each case, included elsewhere in this proxy statement/prospectus;

•
the historical unaudited condensed consolidated financial statements of Butterfly as of and for the nine months ended September 30, 2020, and the historical consolidated financial statements of Butterfly as of and for the year ended December 31, 2019, and the related notes, in each case, included elsewhere in this proxy statement/prospectus; and

•
other information relating to Longview and Butterfly contained in this proxy statement/prospectus, including the Business Combination Agreement and the description of certain terms thereof set forth under “The Business Combination Agreement,” as well as the disclosures contained in the sections titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Longview” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Butterfly.”

The unaudited pro forma condensed combined financial statements have been presented for illustrative purposes only and do not necessarily reflect what the combined company’s financial condition or results of operations would have been had the Business Combination occurred on the dates indicated. Further, the unaudited pro forma condensed combined financial information also may not be useful in predicting the future financial condition and results of operations of the combined company. The actual financial position and results of operations may differ significantly from the pro forma amounts reflected herein due to a variety of factors. The unaudited pro forma adjustments represent management’s estimates based on information available as of the date of these unaudited pro forma condensed combined financial statements and are subject to change as additional information becomes available and analyses are performed. The assumptions and estimates underlying the pro forma adjustments are described in the accompanying notes.
On November 19, 2020, Longview entered into the Business Combination Agreement, by and among Longview, Merger Sub and Butterfly, pursuant to which Merger Sub, a wholly owned subsidiary of Longview, will merge with and into Butterfly, with Butterfly surviving the Merger as a wholly owned subsidiary of Longview. After giving effect to the Business Combination, the combined company will directly own all of the issued and outstanding equity interests of Butterfly, and the pre-Business Combination stockholders of Butterfly will hold a portion of the Longview Class A common stock and all of the Longview Class B common stock.
In connection with the execution of the Business Combination Agreement, on November 19, 2020, Longview, Glenview and the Forward Purchasers entered into the Amended Forward Purchase Agreement, pursuant to which the Forward Purchasers agreed to purchase an aggregate number of shares of Longview Class A common stock from Longview, at a purchase price of $10.00 per share, equal to the value of $75 million minus the aggregate proceeds that would otherwise be released to Longview from the Trust Account in connection with the Closing (after considering any redemptions of shares of Longview Class A common stock in connection with the Business Combination). The total maximum number of shares of Longview Class A common stock that may be issued in connection with the Forward Purchase immediately prior to the Closing is 7,500,000.
The unaudited pro forma condensed combined information contained herein assumes that the Longview stockholders approve the Business Combination. Public stockholders may elect to redeem their shares of Longview Class A common stock for cash even if they approve the Business Combination. Longview cannot predict how many public stockholders will exercise their right to have their Longview Class A common stock redeemed for cash. As a result, the combined company has elected to provide the unaudited pro forma condensed combined financial information under two different redemption scenarios, which produce different allocations of the equity of the combined company. As described in greater detail in Note 2, Basis of Presentation, of the unaudited pro forma condensed combined financial information, the first scenario, or “no redemption scenario,” assumes that none of the public stockholders exercise their right to have their public shares redeemed for cash, in which case no Forward Purchase Shares are issued, and the second scenario, or “maximum redemption scenario,” assumes that holders of the maximum number of public shares that could be redeemed for cash while still leaving sufficient cash available to consummate the Business Combination will exercise their right to have their public shares redeemed for cash, in which case the maximum of 7,500,000 Forward Purchase Shares are issued. The actual results will be within the parameters described by the two scenarios. However, there can be no assurance regarding which scenario will be closest to the actual results. Under both scenarios, Butterfly is considered the accounting acquirer, as further discussed in Note 2, Basis of Presentation, of the unaudited pro forma condensed combined financial information.

UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET
SEPTEMBER 30, 2020
(in thousands)
	Longview (Historical)	Butterfly (Historical)	Butterfly Adjustments (Note 3)	Butterfly (Adjusted)	No redemption scenario			Maximum redemption scenario
					Pro Forma Adjustments	Note 4	Pro Forma	Pro Forma Adjustments	Note 4	Pro Forma
ASSETS
Cash and cash equivalents	$759	$51,686	$29,350	$81,036	$544,856	(a),(b)	$626,651	$205,634	(a),(b)	$287,429
Accounts receivable, net	—	2,828	—	2,828	—		2,828	—		2,828
Inventories	—	14,942	—	14,942	—		14,942	—		14,942
Current portion of vendor advances	—	236	—	236	—		236	—		236
Prepaid expenses and other current assets	241	2,656	—	2,656	—		2,897	—		2,897
Due from related parties	—	446	—	446	—		446	—		446
Total current assets	1,000	72,794	29,350	102,144	544,856		648,000	205,634		308,778
Property and equipment, net	—	6,881	—	6,881	—		6,881	—		6,881
Investments held in Trust Account	414,222	—	—	—	(414,222)	(c)	—	(414,222)	(c)	—
Security deposits and non-current portion of vendor advances	—	48,837	—	48,837	—		48,837	—		48,837
Other assets – related party	—	1,581	—	1,581	—		1,581	—		1,581
Total assets	$415,222	$130,093	$29,350	$159,443	$130,634		$705,299	$(208,588)		$366,077
Liabilities, commitments and contingencies and stockholders’ equity (deficit)
Accounts payable	—	8,330	—	8,330	—		8,330	—		8,330
Deferred revenue, current	—	5,350	—	5,350	—		5,350	—		5,350
Due to related parties	—	7	—	7	—		7	—		7
Accrued purchase commitments, current	—	63,376	—	63,376	—		63,376	—		63,376
Accrued expenses and other current liabilities	310	8,879	—	8,879	—		9,189	—		9,189
Total current liabilities	310	85,942	—	85,942	—		86,252	—		86,252
Deferred revenue, non-current	—	1,099	—	1,099	—		1,099	—		1,099
Convertible debt	—	21,019	30,070	51,089	(51,089)	(d)	—	(51,089)	(d)	—
Loan payable	—	4,366	—	4,366	(4,366)	(e)	—	(4,366)	(e)	—
Other non-current liabilities	—	624	—	624	—		624	—		624
Deferred underwriting fee payable	14,490	—	—	—	(14,490)	(b)	—	(14,490)	(b)	—
Total liabilities	14,800	113,050	30,070	143,120	(69,945)		87,975	(69,945)		87,975
Commitments and contingencies
Class A common stock, subject to possible redemption	395,422	—	—	—	(395,422)	(f)	—	(395,422)	(f)	—
Convertible preferred stock	—	360,937	—	360,937	(360,937)	(f)	—	(360,937)	(f)	—
Stockholders’ equity
Common stock	—	1	—	1	(1)	(f)	—	(1)	(f)	—
Class A common stock	—	—	—	—	16	(f)	16	12	(f)	12
Class B common stock	1	—	—	—	2	(f)	3	2	(f)	3
Additional paid-in capital	5,390	27,969	—	27,969	968,230	(f)	1,001,589	629,012	(f)	662,371
Accumulated deficit	(391)	(371,864)	(720)	(372,584)	(11,309)	(f)	(384,284)	(11,309)	(f)	(384,284)
Total stockholder’s equity (deficit)	5,000	(343,894)	(720)	(344,614)	956,938		617,324	617,716		278,102
Total liabilities, commitments and contingencies and stockholders’ equity (deficit)	$415,222	$130,093	$29,350	$159,443	$130,634		$705,299	$(208,588)		$366,077

UNAUDITED PRO FORMA CONDENSED
COMBINED STATEMENT OF OPERATIONS
FOR THE NINE MONTHS ENDED
SEPTEMBER 30, 2020
(in thousands, except share and per share amounts)
			No redemption scenario			Maximum redemption scenario
	Longview (Historical)	Butterfly (Historical)	Pro Forma Adjustments	Note 4	Pro Forma	Pro Forma Adjustments	Note 4	Pro Forma
Revenue:
Product	$—	$25,820	$—		$25,820	$—		$25,820
Subscription	—	4,777	—		4,777	—		4,777
Total revenue	—	30,597	—		30,597	—		30,597
Cost of revenue:
Product	—	99,259	—		99,259	—		99,259
Subscription	—	1,260	—		1,260	—		1,260
Total cost of revenue	—	100,519	—		100,519	—		100,519
Gross margin	—	(69,922)	—		(69,922)	—		(69,922)
Operating expenses:
Research and development	—	36,427	—		36,427	—		36,427
Sales and marketing	—	17,408	—		17,408	—		17,408
General and administrative	—	15,651	4,292	(g)	19,943	4,292	(g)	19,943
Formation and operational costs	584	—	—		584	—		584
Total operating expenses	584	69,486	4,292		74,362	4,292		74,362
Loss from operations	(584)	(139,408)	(4,292)		(144,284)	(4,292)		(144,284)
Interest income	—	238			238	—		238
Interest expense	—	(418)	418	(h)	—	418	(h)	—
Interest earned on marketable securities held in Trust Account	222	—	(222)	(i)	—	(222)	(i)	—
Other income (expense), net	—	(183)	—		(183)	—		(183)
Loss before provision for income taxes	(362)	(139,771)	(4,096)		(144,229)	(4,096)		(144,229)
Provision for income taxes	29	32	(29)	(i)	32	(29)	(i)	32
Net loss	$(391)	$(139,803)	$(4,067)		$(144,261)	$(4,067)		$(144,261)
Net loss per share
Weighted average shares outstanding, basic and diluted	40,617,323	5,804,354		(j)	187,651,695		(j)	153,751,695
Basic and diluted net loss per share	0.00	(24.09)		(j)	(0.77)		(j)	(0.94)

UNAUDITED PRO FORMA CONDENSED
COMBINED STATEMENT OF OPERATIONS
FOR THE YEAR ENDED
DECEMBER 31, 2019
(in thousands, except share and per share amounts)
			No redemption scenario			Maximum redemption scenario
	Longview (Historical)	Butterfly (Historical)	Pro Forma Adjustments	Note 4	Pro Forma	Pro Forma Adjustments	Note 4	Pro Forma
Revenue:
Product	$—	$25,081	$—		$25,081	$—		$25,081
Subscription	—	2,502	—		2,502	—		2,502
Total revenue	—	27,583	—		27,583	—		27,583
Cost of revenue:
Product	—	47,857	—		47,857	—		47,857
Subscription	—	621	—		621	—		621
Total cost of revenue	—	48,478	—		48,478	—		48,478
Gross margin	—	(20,895)	—		(20,895)	—		(20,895)
Operating expenses:
Research and development	—	48,934	—		48,934	—		48,934
Sales and marketing	—	14,282	—		14,282	—		14,282
General and administrative	—	18,185	12,950	(g)	31,135	12,950	(g)	31,135
Total operating expenses	—	81,401	12,950		94,351	12,950		94,351
Loss from operations	—	(102,296)	(12,950)		(115,246)	(12,950)		(115,246)
Interest income	—	2,695	—		2,695	—		2,695
Other income (expense), net	—	(96)	—		(96)	—		(96)
Loss before provision for income taxes	—	(99,697)	(12,950)		(112,647)	(12,950)		(112,647)
Provision for income taxes	—	—	—		—	—		—
Net loss	$—	$(99,697)	$(12,950)		$(112,647)	$(12,950)		$(112,647)
Net loss per share
Weighted average shares outstanding, basic and diluted	n/a	5,622,752		(j)	187,651,695		(j)	153,751,695
Basic and diluted net loss per share	n/a	(17.73)		(j)	(0.60)		(j)	(0.73)

NOTES TO UNAUDITED PRO FORMA CONDENSED
COMBINED FINANCIAL STATEMENTS
Note 1 — Description of the Business Combination
On November 19, 2020, Longview entered into the Business Combination Agreement, by and among Longview, Merger Sub and Butterfly, pursuant to which Merger Sub, a wholly owned subsidiary of Longview, will merge with and into Butterfly, with Butterfly surviving the Merger as a wholly owned subsidiary of Longview. After giving effect to the Business Combination, the combined company will directly own all of the issued and outstanding equity interests of Butterfly, and the pre-Business Combination stockholders of Butterfly will hold a portion of the Longview Class A common stock and all of the Longview Class B common stock.
Subject to the terms and conditions of the Business Combination Agreement, the consideration to be received by the existing Butterfly stockholders and holders of Butterfly convertible notes in connection with the Business Combination will be an aggregate number of shares of New Butterfly common stock equal to $1,184,016,950 divided by $10.00.
The following summarizes the pro forma common stock outstanding under the two scenarios excluding the potential dilutive effect of the exercise of warrants:
	No redemption scenario			Maximum redemption scenario
	Shares	Ownership, %	Voting rights, %	Shares	Ownership, %	Voting rights, %
Butterfly stockholders	118,401,695	63.10%	89.96%	118,401,695	77.01%	94.61%
Public Stockholders	41,400,000	22.06%	6.00%	—	0.00%	0.00%
Initial Stockholders	10,350,000	5.52%	1.50%	10,350,000	6.73%	1.58%
PIPE Investors	17,500,000	9.32%	2.54%	17,500,000	11.38%	2.67%
Forward Purchasers	—	0.00%	0.00%	7,500,000	4.88%	1.14%
Total	187,651,695	100%	100%	153,751,695	100%	100%
Note 2 — Basis of Presentation
The historical financial information of Longview and Butterfly has been adjusted in the unaudited pro forma condensed combined financial information to give effect to events that are (1) directly attributable to the Business Combination, (2) factually supportable, and (3) with respect to the statements of operations, expected to have a continuing impact on the combined results. The pro forma adjustments are prepared to illustrate the estimated effect of the Business Combination and certain other adjustments.
The Business Combination will be accounted for as a reverse recapitalization because Butterfly has been determined to be the accounting acquirer under Financial Accounting Standards Board’s Accounting Standards Codification Topic 805, Business Combinations (“ASC 805”) under both the no redemption and maximum redemption scenarios. The determination is primarily based on the evaluation of the following facts and circumstances taken into consideration for both the no redemption and maximum redemption scenarios:
•
The pre-Business Combination stockholders of Butterfly will hold the majority of voting rights in the combined company;

•
The pre-Business Combination stockholders of Butterfly will have the right to appoint the majority of directors to the New Butterfly Board, and Jonathan M. Rothberg, Ph.D. will be appointed as the non-executive Chairman of the Board;

•
Senior management of Butterfly will comprise the senior management of the combined company; and

•
The operations of Butterfly will comprise the only ongoing operations of the combined company.

Under the reverse recapitalization model, the Business Combination will be treated as Butterfly issuing equity for the net assets of Longview, with no goodwill or intangible assets recorded.

The unaudited pro forma condensed combined financial information has been prepared using the assumptions below with respect to the potential redemption of Longview Class A common stock into cash:
•
Assuming no redemption scenario:   This presentation assumes that no public stockholders exercise redemption rights with respect to their public shares.

•
Assuming maximum redemption scenario:   This presentation assumes that all public stockholders exercise redemption rights with respect to their public shares. This scenario assumes that 41,400,000 public shares are redeemed for an aggregate redemption payment of approximately $414,222,151, including a pro rata portion of interest accrued on the Trust Account of $222,151. This maximum redemption scenario is based on satisfaction of the Aggregate Transaction Proceeds Condition.

As described in greater detail in Note 15, Subsequent Events, of the historical unaudited condensed consolidated financial statements of Butterfly as of and for the nine months ended September 30, 2020, included elsewhere in this proxy statement/prospectus, the equity compensation of the incoming Chief Executive Officer of Butterfly consists of (1) restricted stock units awards granted in connection with the Business Combination and (2) stock option awards.
The unaudited pro forma condensed combined statements of operations include compensation expense related to the restricted stock units granted in connection with the Business Combination (see Note 4(g)).
The unaudited pro forma condensed combined statements of operations do not include any cash and stock options compensation expense related to the incoming Chief Executive Officer of Butterfly since his hiring is not directly attributable to the Business Combination. The Company expects to recognize approximately $11,400,000 of expense related to the stock option awards of the incoming Chief Executive Officer of Butterfly, which vest over 4 years beginning on the start date of his employment.
In addition, the unaudited pro forma condensed combined statements of operations do not include compensation expense of $11,700,000 related to the restricted stock units granted to certain employees of Butterfly in connection with the Business Combination, which vest upon closing of the Business Combination and do not have any service vesting conditions. As such, this compensation expense is not expected to have a continuing impact on the combined results for purposes of pro forma condensed combined statements of operations.
Note 3 — Adjustments to Balance Sheet of Butterfly
Historical balance sheet of Butterfly as of September 30, 2020 is adjusted for the following:
•
Issuance of Butterfly convertible notes in two tranches in the amount of $26,050,000 and $3,300,000 issued on October 30, 2020 and on November 2, 2020, respectively;

•
Accrual of $720,493 of interest associated with the Butterfly convertible notes through the expected Closing Date of January 31, 2021.

Note 4 — Pro Forma Adjustments
Adjustments to the Unaudited Pro Forma Condensed Combined Balance Sheet as of September 30, 2020
The pro forma adjustments included in the unaudited pro forma condensed combined balance sheet as of September 30, 2020 are as follows:
a.
Cash.   Represents the impact of the Business Combination on the cash balance of the combined company.

The table below represents the sources and uses of funds as it relates to the Business Combination:
(in thousands)	Note	No redemption scenario	Maximum redemption scenario
Longview cash held in Trust Account	(1)	414,222	414,222
PIPE Financing	(2)	175,000	175,000
Proceeds from Forward Purchase Agreement	(3)	—	75,000
Payment to redeeming Public Stockholders	(4)	—	(414,222)
Payment of deferred underwriting fees	(5)	(14,490)	(14,490)
Payment of other transaction costs	(6)	(25,510)	(25,510)
Payment of loan payable	(7)	(4,366)	(4,366)
Excess cash to balance sheet from Business Combination		$544,856	$205,634

(1)
Represents the amount of the restricted investments and cash held in the Trust Account upon consummation of the Business Combination at Closing.

(2)
Represents the issuance, in a private placement to be consummated immediately prior to the Effective Time, to the PIPE Investors of 17,500,000 shares of Longview Class A common stock assuming stock price of $10.00 per share.

(3)
Represents the issuance, in a private placement to be consummated concurrently with the Closing, to certain investors affiliated with the initial stockholders of up to 7,500,000 shares of Longview Class A common stock at a purchase price of $10.00 per share, pursuant to the Amended Forward Purchase Agreement. Under the Amended Forward Purchase Agreement, the Forward Purchasers agreed to purchase an aggregate number of shares of Longview Class A common stock from Longview, at a purchase price of $10.00 per share, equal to the value of $75 million minus the aggregate proceeds that would otherwise be released to Longview from the Trust Account in connection with the Closing (after considering any redemptions of shares of Longview Class A common stock in connection with the Business Combination). The table below provides illustrative examples of the number of Forward Purchase Shares to be purchased and the purchase price of such Forward Purchase Shares based on different percentages of public shares redeemed:

Percentage of Public Shares Redeemed (# of Public Shares Redeemed)	Number of Public Shares Remaining After Redemption	Aggregate Number of Shares to be Purchased by Forward Purchasers(1)	Aggregate Purchase Price of Forward Purchase Shares (in thousands)(2)
80% (33,120,000)	8,280,000	0	$0
85% (35,190,000)	6,210,000	1,290,000	$12,900
90% (37,260,000)	4,140,000	3,360,000	$33,600
95% (39,330,000)	2,070,000	5,430,000	$54,300
100% (41,400,000)	0	7,500,000	$75,000

(1)
Assumes each redeeming public stockholder will receive $10.00 per public share redeemed.

(2)
The purchase price for Forward Purchase Shares is $10.00 per share.

(4)
Represents the amount paid to the public stockholders who are assumed to exercise redemption rights under the maximum redemption scenario, including payment of accrued interest.

(5)
Represents the payment of deferred underwriting fees incurred as part of Longview’s initial public offering committed to be paid upon the consummation of a business combination (see Note 4(b)(1)).

(6)
Represents payment of other transaction costs (see Note 4(b)(2)).

(7)
Represents payment of Butterfly’s loan payable in the amount of $4,365,930 (see Note 4(e)).

b.
Transaction costs.

(1)
Payment of deferred underwriting fees incurred by Longview in the amount of $14,490,000 (see Note 4(a)(5)). The unaudited pro forma condensed combined balance sheet reflects payment of these costs as a reduction of cash, with a corresponding decrease in deferred underwriting fee payable.

(2)
Payment of incremental expenses related to the Business Combination incurred through the Business Combination in the amount of $25,510,000 (see Note 4(a)(6)). The unaudited pro forma condensed combined balance sheet reflects these costs as a reduction of cash, with a corresponding decrease in additional paid-in capital (see Note 4(f)).

c.
Trust Account.   Represents release of the restricted investments and cash held in the Trust Account upon consummation of the Business Combination to fund at Closing of the Business Combination (see Note 4(a)(1)).

d.
Convertible Notes.   Represents conversion of Butterfly convertible notes in the amount of $51,089,884, including interest accrued in the amount of $1,089,884, to New Butterfly Class A common stock issued to purchasers of the Butterfly convertible notes at the Closing (see Note 4(f)).

e.
Loan payable.   Represents repayment of Butterfly’s loan payable in the amount of $4,365,930, including interest accrued in the amount of $48,264, at Closing of the Business Combination (see Note 4(a)(7) and 4(h)).

f.
Impact on equity.   The following table represents the impact of the Business Combination on the number of shares of New Butterfly Class A common stock and New Butterfly Class B common stock and represents the total equity section assuming no redemptions by public stockholders:

	Number of Shares			Par Value
(in thousands, except share amounts)	Class A common stock	Class B common stock	Class A common stock, subject to possible redemption	Class A common stock	Class B common stock	Class A common stock, subject to possible redemption	Butterfly’s convertible preferred stock and common stock	Additional paid-in capital	Accumulated deficit
Longview common stock as of September 30,2020 – pre Business Combination	1,857,799	10,350,000	39,542,201	$—	$1	$395,422	$—	$5,390	$(391)
Butterfly equity as of September 30,2020 – pre Business Combination, as adjusted	—	—	—	—	—	—	360,938	27,969	(372,584)
Pro forma adjustments:
Reclassification of Longview’s redeemable shares to Class A common stock	39,542,201	—	(39,542,201)	4	—	(395,422)	—	395,418	—
Initial Stockholders	10,350,000	(10,350,000)	—	1	(1)	—	—	—	—
PIPE Investors	17,500,000	—	—	2	—	—	—	174,998	—
Butterfly stockholders	91,974,758	26,426,937	—	9	3	—	—	51,077	—
Estimated transaction costs	—	—	—	—	—	—	—	(25,510)	—
One time equity compensation charge	—	—	—	—	—	—	—	11,700	(11,700)
Elimination of historical accumulated deficit of Longview	—	—	—	—	—	—	—	(391)	391
Elimination of historical Butterfly convertible preferred stock and common stock	—	—	—	—	—	—	(360,938)	360,938	—
Total pro forma adjustments	159,366,959	16,076,937	(39,542,201)	16	2	(395,422)	(360,938)	968,230	(11,309)
Post-Business Combination	161,224,758	26,426,937	$—	$16	$3	$—	$—	$1,001,598	(384,284)

In the case of maximum redemption by holders of Longview Class A common stock, the following table represents the impact of the Business Combination on the number of shares of New Butterfly Class A common stock and New Butterfly Class B common stock and represents the total equity section:
	Number of Shares			Par Value
(in thousands, except share amounts)	Class A common stock	Class B common stock	Class A common stock, subject to possible redemption	Class A common stock	Class B common stock	Class A common stock, subject to possible redemption	Butterfly’s convertible preferred stock and common stock	Additional paid-in capital	Accumulated deficit
Longview equity as of September 30,2020 – pre Business Combination	1,857,799	10,350,000	39,542,201	$—	$1	$395,422	$—	5,390	$(391)
Butterfly equity as of September 30,2020 – pre Business Combination, as adjusted	—	—	—	—	—	—	360,938	27,969	(372,584)
Pro forma adjustments:
Reclassification of Longview’s redeemable shares to Class A common stock	39,542,201	—	(39,542,201)	4	—	(395,422)	—	395,418	—
Less: Redemption of redeemable stock	(41,400,000)	—	—	(4)	—	—	—	(414,218)	—
Initial Stockholders	10,350,000	(10,350,000)	—	1	(1)	—	—	—	—
PIPE Investors	17,500,000	—	—	2	—	—	—	174,998	—
Forward Purchasers	7,500,000	—	—	—	—	—	—	75,000	—
Butterfly stockholders	91,974,758	26,426,937	—	9	3	—	—	51,077	—
Estimated transaction costs	—	—	—	—	—	—	—	(25,510)	—
One time equity compensation charge	—	—	—	—	—	—	—	11,700	(11,700)
Elimination of historical accumulated deficit of Longview	—	—	—	—	—	—	—	(391)	391
Elimination of historical Butterfly convertible preferred stock and common stock	—	—	—	—	—	—	(360,938)	360,938	—
Total pro forma adjustments	125,466,959	16,076,937	(39,542,201)	12	2	(395,422)	(360,938)	629,012	(11,309)
Post-Business Combination	127,324,758	26,426,937	—	$12	$3	—	$—	$662,371	$(384,284)

Adjustments to the Unaudited Pro Forma Condensed Combined Statements of Operations for the nine months ended September 30, 2020 and the year ended December 31, 2019
The pro forma adjustments included in the unaudited pro forma condensed combined statements of operations for the nine months ended September 30, 2020 and for the year ended December 31, 2019 are as follows:
g.
Equity awards expenses.   Reflects compensation expense related to restricted stock unit awards granted to certain employees of Butterfly in connection with the Business Combination, including to the incoming CEO, which have a service vesting condition. The expense is recognized using the accelerated attribution method.

h.
Interest expense.   Represents elimination of historical interest expense accrued in connection with the Butterfly convertible notes (see Note 4(d)) and Butterfly’s loan payable (see Note 4(e)).

i.
Exclusion of interest income and related income tax expense.   Represents elimination of interest earned on cash and securities held in Trust Account and elimination of related income tax expense.

j.
Net loss per share.   Represents pro forma net loss per share based on pro forma net loss and 187,651,695 and 153,751,695 total shares outstanding under the no redemption scenario and maximum redemption scenarios, respectively, upon consummation of the Business Combination (see Note 4(f)). For each period presented, there is no difference between basic and diluted pro forma net loss per share as the inclusion of all potential shares of Class A common stock and Class B common stock of the combined company outstanding would have been anti-dilutive.

OTHER INFORMATION RELATED TO LONGVIEW
Introduction
Longview is a blank check company incorporated on February 4, 2020 as a Delaware corporation and formed for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination. Prior to executing the Business Combination Agreement, Longview’s efforts were limited to organizational activities, completion of its initial public offering and the evaluation of possible business combinations.
Initial Public Offering
Longview has neither engaged in any operations nor generated any revenue to date. Based on Longview’s business activities, Longview is a “shell company” as defined under the Exchange Act because it has no operations and nominal assets consisting almost entirely of cash.
On May 26, 2020, Longview consummated its initial public offering of 36,000,000 units. On June 9, 2020, Longview sold an additional 4,000,000 units to the underwriters upon the underwriters’ election to partially exercise their over-allotment option, and on June 26, 2020, in connection with the underwriters’ election to exercise their remaining over-allotment option, Longview sold an additional 1,400,000 units to the underwriters, for a total offering size of 41,400,000 units. Each unit consists of one share of Longview Class A common stock and one third of one public warrant. Each whole warrant entitles the holder thereof to purchase one share of Longview Class A common stock for $11.50 per share, subject to adjustment. The units were sold at an offering price of $10.00 per unit, generating total gross proceeds, before expenses, of $414,000,000. Prior to the consummation of the initial public offering, on February 12, 2020, the Sponsor purchased 8,625,000 shares of Longview Class B common stock for an aggregate purchase price of $25,000, or approximately $0.0024 per share. In April 2020, the Sponsor transferred 25,000 founder shares to each of Westley Moore, Derek Cribbs and Randy Simpson, Longview’s director nominees, resulting in the Sponsor holding 8,550,000 founder shares. On May 20, 2020, Longview effected a stock dividend with respect to its Class B common stock, resulting in the Sponsor holding an aggregate of 10,275,000 founder shares and there being an aggregate of 10,350,000 founder shares outstanding. The number of founder shares issued was determined based on the expectation that the initial public offering would be a maximum of 41,400,000 units and therefore that such founder shares would represent, on an as-converted basis, 20% of the outstanding shares of Longview Class A common stock under the initial public offering.
In connection with the initial public offering, including the underwriters’ elections to exercise their over-allotment option in relation thereto, Longview consummated private sales of an aggregate of 6,853,333 private placement warrants, each exercisable to purchase one share of Longview Class A common stock at an exercise price of $11.50 per share, to the Sponsor at a price of $1.50 per warrant, generating total gross proceeds of approximately $10,280,000. The private placement warrants are identical to the warrants included in the units sold in the initial public offering, except that, so long as they are held by their initial purchasers or their permitted transferees, (i) they will not be redeemable by Longview, (ii) they (including the shares of Longview Class A common stock issuable upon exercise of these warrants) may not, subject to certain limited exceptions, be transferred, assigned or sold until 30 days after Longview completes its initial business combination, (iii) they may be exercised by the holders on a cashless basis and (iv) they (including the shares of common stock issuable upon exercise of these warrants) will be entitled to registration rights.
Following the initial public offering, including the underwriters’ elections to exercise their over-allotment option in relation thereto, and the sale of the private placement warrants, $414,000,000 was placed in a Trust Account maintained by Continental Stock Transfer & Trust Company, acting as trustee. Except for the withdrawal of interest to pay franchise and income taxes, the Current Charter provides that none of the funds held in trust will be released from the Trust Account until the earliest of (i) the completion of an initial business combination; (ii) the redemption of any public shares properly tendered in connection with a stockholder vote to amend the Current Charter to modify the substance or timing of Longview’s obligation to allow redemption in connection with its initial business combination or to redeem 100% of its public shares if it does not complete its initial business combination within 24 months from the closing of the initial public offering or with respect to any other provision relating to stockholders’ rights or pre-initial business combination activity or (iii) the redemption of 100% of the public shares if Longview is unable to complete an initial business combination within 24 months from the closing of Longview’s initial public offering. The proceeds held in the Trust Account may only be invested in United States “government securities” within the meaning of Section 2(a)(16) of the Investment Company Act of 1940, as amended (the “Investment Company Act”), having a maturity of 185 days or less or in money market funds meeting certain conditions under Rule 2a-7 promulgated under the Investment Company Act which invest only in direct U.S. government treasury obligations.
The net proceeds deposited into the Trust Account remain on deposit in the Trust Account earning interest. As of September 30, 2020, there was $414,222,151 in investments and cash held in the Trust Account.
Fair Market Value of Butterfly’s Business
Longview’s initial business combination must occur with one or more operating businesses or assets that together have an aggregate fair market value equal to at least 80% of the assets held in the Trust Account (excluding the amount of any deferred underwriting commissions and net of amounts disbursed to management for working capital purposes, if permitted) at the time of signing a definitive agreement to enter into the Business Combination. Longview will not complete a business combination unless it acquires a controlling interest in a target company or is otherwise not required to register as an investment company under the Investment Company Act. The Longview Board determined that this test was met in connection with the proposed Business Combination.
Stockholder Approval of Business Combination
Under the Current Charter, in connection with any proposed business combination, Longview must seek stockholder approval of an initial business combination at a meeting called for such purpose at which public stockholders may seek to redeem their public shares, subject to the limitations described in the prospectus for Longview’s initial public offering. Accordingly, in connection with the Business Combination, the Longview stockholders may seek to redeem the public shares that they hold in accordance with the procedures set forth in this proxy statement/prospectus.
Voting Restrictions in Connection with Stockholder Meeting
In connection with Longview’s initial public offering, Longview’s initial stockholders (consisting of our Sponsor, Westley Moore, Derek Cribbs and Randy Simpson) and its other directors and officers as of the time of its initial public offering entered into a letter agreement to vote their shares in favor of the Business Combination Proposal and the other Transaction Proposals being presented at the Special Meeting, all of which are unanimously recommended by the Longview Board. As of the date hereof, Longview’s initial stockholders own approximately 20% of the total outstanding shares of Longview common stock.
At any time prior to the Special Meeting, during a period when they are not then aware of any material nonpublic information regarding Longview or its securities, the initial stockholders, Butterfly and/or its affiliates may purchase shares and/or warrants from investors, or they may enter into transactions with such investors and others to provide them with incentives to acquire public shares, vote their public shares in favor of the Business Combination Proposal or not redeem their public shares. The purpose of any such transaction could be to (i) vote such shares in favor of the Business Combination and thereby increase the likelihood of obtaining stockholder approval of the Business Combination, (ii) increase the likelihood that the Aggregate Transaction Proceeds Condition is satisfied, or (iii) reduce the number of public warrants outstanding or to vote such warrants on any matters submitted to the warrant holders for approval in connection with the Business Combination. Any such stock purchases and other transactions may thereby increase the likelihood of obtaining stockholder approval of the Business Combination. This may result in the completion of the Business Combination in a way that may not otherwise have been possible. While the exact nature of any such incentives has not been determined as of the date of this proxy statement/prospectus, they might include, without limitation, arrangements to protect such investors or holders against potential loss in value of their shares, including the granting of put options and the transfer to such investors or holders of shares or rights owned by Longview’s initial stockholders for nominal value.
Liquidation if No Business Combination
Longview has until May 26, 2022 to complete an initial business combination. If it is unable to complete its initial business combination by that date (or such later date as its stockholders may approve in accordance with the Current Charter), Longview will: (i) cease all operations except for the purpose of winding up, (ii) as promptly as reasonably possible but not more than 10 business days thereafter, redeem 100% of the public shares, at a per share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest earned on the funds held in the Trust Account and not previously released to it to pay its franchise and income taxes (less up to $100,000 of interest to pay dissolution expenses), divided by the number of then outstanding public shares, which redemption will completely extinguish public stockholders’ rights as stockholders (including the right to receive further liquidating distributions, if any) and (iii) as promptly as reasonably possible following such redemption, subject to the approval of Longview’s remaining stockholders and its board of directors, liquidate and dissolve, subject, in each case, to Longview’s obligations under Delaware law to provide for claims of creditors and the requirements of other applicable law. There will be no redemption rights or liquidating distributions with respect to the private placement warrants, which will expire worthless if Longview fails to complete its initial business combination by May 26, 2022.
Longview’s initial stockholders (consisting of the Sponsor, Westley Moore, Derek Cribbs and Randy Simpson) and its other directors and officers as of the time of the initial public offering have entered into a letter agreement with it, pursuant to which they have waived their rights to liquidating distributions from the Trust Account with respect to their founder shares if Longview fails to complete its initial business combination within the required time frame. However, if Longview’s initial stockholders, officers and independent directors acquire public shares in or after the initial public offering, they will be entitled to liquidating distributions from the Trust Account with respect to such public shares if Longview fails to complete its initial business combination by May 26, 2022.
The Sponsor and Longview’s officers and directors have also agreed, pursuant to a written agreement with Longview, that they will not propose any amendment to the Current Charter that would affect the substance or timing of Longview’s obligation to redeem 100% of the public shares if it does not complete its initial business combination by May 26, 2022 or with respect to any other provisions relating to stockholders’ rights or pre-initial business combination activity, unless Longview provides its public stockholders with the opportunity to redeem their public shares upon approval of any such amendment at a per share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest earned on the funds held in the Trust Account and not previously released to Longview to pay its franchise and income taxes (less up to $100,000 of interest to pay dissolution expenses), divided by the number of then outstanding public shares. However, Longview may not redeem the public shares in an amount that would cause its net tangible assets to be less than $5,000,001 (so that it is not subject to the SEC’s “penny stock” rules).
Longview expects that all costs and expenses associated with implementing its plan of dissolution, as well as payments to any creditors, will be funded from amounts remaining out of the approximately $1,000,000 of proceeds held outside the Trust Account, although it cannot assure you that there will be sufficient funds for such purpose. However, if those funds are not sufficient to cover the costs and expenses associated with implementing the plan of dissolution, to the extent that there is any interest accrued in the Trust Account not required to pay its taxes, Longview may request the trustee to release to it an additional amount of up to $100,000 of such accrued interest to pay those costs and expenses.
If Longview was to expend all of the net proceeds of its initial public offering, other than the proceeds deposited in the Trust Account, and without taking into account interest, if any, earned on the Trust Account, the per-share redemption amount received by stockholders upon its dissolution would be approximately $10.00. The proceeds deposited in the Trust Account could, however, become subject to the claims of its creditors, which would have higher priority than the claims of its public stockholders. Longview cannot assure you that the actual per-share redemption amount received by stockholders will not be substantially less than $10.00. Under Section 281(b) of the DGCL, Longview’s plan of dissolution must provide for all claims against it to be paid in full or make provision for payments to be made in full, as applicable, if there are sufficient assets. These claims must be paid or provided for before it makes any distribution of its remaining assets to Longview’s stockholders. While Longview intends to pay such amounts, if any, it cannot assure you that it will have funds sufficient to pay or provide for all creditors’ claims.
Although Longview will seek to have all vendors, service providers (other than its independent registered public accounting firm), prospective target businesses and other entities with which it does business execute agreements with it waiving any right, title, interest or claim of any kind in or to any monies held in the Trust Account for the benefit of its public stockholders, there is no guarantee that they will execute such agreements or even if they execute such agreements that they would be prevented from bringing claims against the Trust Account including but not limited to fraudulent inducement, breach of fiduciary responsibility or other similar claims, as well as claims challenging the enforceability of the waiver, in each case in order to gain an advantage with respect to a claim against Longview’s assets, including the funds held in the Trust Account. If any third party refuses to execute an agreement waiving such claims to the monies held in the Trust Account, Longview’s management will perform an analysis of the alternatives available to it and will only enter into an agreement with a third party that has not executed a waiver if management believes that such third party’s engagement would be significantly more beneficial to Longview than any alternative. Examples of possible instances where Longview may engage a third party that refuses to execute a waiver include the engagement of a third-party consultant whose particular expertise or skills are believed by management to be significantly superior to those of other consultants that would agree to execute a waiver or in cases where management is unable to find a service provider willing to execute a waiver. As of the date of this proxy statement/prospectus, Longview is not a party to any agreement that does not contain such a waiver. In addition, there is no guarantee that such entities will agree to waive any claims they may have in the future as a result of, or arising out of, any negotiations, contracts or agreements with Longview and will not seek recourse against the Trust Account for any reason. In order to protect the amounts held in the Trust Account, the Sponsor has agreed that it will be liable to Longview if and to the extent any claims by a third party (other than its independent registered accounting firm) for services rendered or products sold to Longview, or a prospective target business with which Longview has discussed entering into a transaction agreement, reduce the amount of funds in the Trust Account to below (i) $10.00 per public share; or (ii) such lesser amount per public share held in the Trust Account as of the date of the liquidation of the Trust Account due to reductions in the value of the trust assets, in each case net of the interest which may be withdrawn to pay Longview’s franchise and income taxes, except as to any claims by a third party or prospective target business who executed a waiver of any and all rights to seek access to the Trust Account and except as to any claims under Longview’s indemnity of the underwriters of its initial public offering against certain liabilities, including liabilities under the Securities Act. Moreover, in the event that an executed waiver is deemed to be unenforceable against a third party, the Sponsor will not be responsible to the extent of any liability for such third party claims. Longview has not independently verified whether the Sponsor has sufficient funds to satisfy its indemnity obligations and Longview believes that the Sponsor’s only assets are Longview’s securities. Therefore, Longview cannot assure you that the Sponsor would be able to satisfy those obligations. As a result, if any such claims were successfully made against the Trust Account, the funds available for the Business Combination and redemptions could be reduced to less than $10.00 per public share. In such event, Longview may not be able to complete the Business Combination, and Longview’s public stockholders would receive such lesser amount per share in connection with any redemption of their public shares. None of Longview’s officers or directors will indemnify Longview for claims by third parties including, without limitation, claims by vendors and prospective target businesses.
In the event that the proceeds in the Trust Account are reduced below (i) $10.00 per public share; or (ii) such lesser amount per public share held in the Trust Account as of the date of the liquidation of the Trust Account, due to reductions in the value of the trust assets, in each case net of the amount of interest which may be withdrawn to pay its franchise and income taxes, and the Sponsor asserts that it is unable to satisfy its indemnification obligations or that it has no indemnification obligations related to a particular claim, Longview’s independent directors would determine whether to take legal action against the Sponsor to enforce its indemnification obligations. While Longview currently expects that its independent directors would take legal action on its behalf against the Sponsor to enforce its indemnification obligations to Longview, it is possible that Longview’s independent directors in exercising their business judgment and subject to their fiduciary duties may choose not to do so in certain instances. Accordingly, Longview cannot assure you that due to claims of creditors the actual value of the per-share redemption price will not be substantially less than $10.00 per share.
Longview will seek to reduce the possibility that the Sponsor will have to indemnify the Trust Account due to claims of creditors by endeavoring to have all vendors, service providers (other than its independent registered public accounting firm), prospective target businesses and other entities with which it does business execute agreements with Longview waiving any right, title, interest or claim of any kind in or to monies held in the Trust Account. The Sponsor will also not be liable as to any claims under Longview’s indemnity of the underwriters of its initial public offering against certain liabilities, including liabilities under the

Securities Act. Longview has access to up to approximately $500,000 held outside the Trust Account with which it may pay any such potential claims (including costs and expenses incurred in connection with its liquidation, currently estimated to be no more than approximately $100,000). In the event that Longview liquidates, and it is subsequently determined that the reserve for claims and liabilities is insufficient, stockholders who received funds from the Trust Account could be liable for claims made by creditors.
If Longview files a bankruptcy petition or an involuntary bankruptcy petition is filed against it that is not dismissed, the proceeds held in the Trust Account could be subject to applicable bankruptcy law, and may be included in its bankruptcy estate and subject to the claims of third parties with priority over the claims of Longview’s stockholders. To the extent any bankruptcy claims deplete the Trust Account, Longview cannot assure you it will be able to return $10.00 per share to its public stockholders. Additionally, if Longview files a bankruptcy petition or an involuntary bankruptcy petition is filed against Longview that is not dismissed, any distributions received by stockholders could be viewed under applicable debtor/creditor and/or bankruptcy laws as either a “preferential transfer” or a “fraudulent conveyance.” As a result, a bankruptcy court could seek to recover some or all amounts received by Longview’s stockholders. Furthermore, the Longview Board may be viewed as having breached its fiduciary duty to Longview’s creditors and/or may have acted in bad faith, and thereby exposing itself and the company to claims of punitive damages, by paying public stockholders from the Trust Account prior to addressing the claims of creditors. Longview cannot assure you that claims will not be brought against it for these reasons.
Longview’s public stockholders will be entitled to receive funds from the Trust Account only upon the earliest to occur of (i) the completion of Longview’s initial business combination, and then only in connection with those shares of Longview Class A common stock that such stockholder properly elected to redeem; (ii) the redemption of any public shares properly submitted in connection with a stockholder vote to amend the Current Charter to modify the substance or timing of Longview’s obligation to allow redemption in connection with its initial business combination or to redeem 100% of its public shares if it does not complete its initial business combination within 24 months from the closing of its initial public offering or with respect to any other provision relating to stockholders’ rights or pre-initial business combination activity; or (iii) in the event of the redemption of the public shares if Longview does not complete its initial business combination by May 26, 2022. In no other circumstances will a stockholder have any right or interest of any kind to or in the Trust Account. In the event Longview seeks stockholder approval in connection with an initial business combination, a stockholder’s voting in connection with the Business Combination alone will not result in a stockholder’s redeeming its shares to Longview for an applicable pro rata share of the Trust Account. Such stockholder must have also exercised its redemption rights described above. These provisions of the Current Charter, like all provisions of the Current Charter, may be amended with a stockholder vote.
Properties
Longview currently maintains its executive offices at 767 Fifth Avenue, 44th Floor, New York, NY 10153 from an entity affiliated with the Sponsor. The cost for this space is included in the $10,000 per month, for up to 24 months, fee that Longview pays an affiliate of the Sponsor for office space, utilities, administrative and support services. Longview considers its current office space adequate for its current operations.
Employees
Longview currently has three executive officers. These individuals are not obligated to devote any specific number of hours to Longview’s matters but they intend to devote as much of their time as they deem necessary to Longview’s affairs until it has completed an initial business combination. The amount of time they will devote in any time period will vary based on whether a target business has been selected for an initial business combination and the stage of the Business Combination process it is in. Longview does not intend to have any full-time employees prior to the completion of its initial business combination.

Directors and Executive Officers
Longview’s directors and executive officers are as follows:
Name	Age	Position
Larry Robbins	51	Chairman
John Rodin	45	Chief Executive Officer and Director
Mark Horowitz	49	Chief Financial Officer
Westley Moore	42	Director
Derek Cribbs	49	Director
Randy Simpson	51	Director
Larry Robbins has been Longview’s Chairman since its inception. Mr. Robbins is the Founder, Portfolio Manager and CEO of Glenview. Prior to founding Glenview in 2000, Mr. Robbins spent six years as an analyst and partner at Omega Advisors on their U.S. equity long/short team. He joined Omega after three years at Gleacher & Company, a merger and acquisition advisory boutique in New York. Through their Robbins Family Foundation, Mr. Robbins and his wife Sarahmay are active supporters of education reform both in New York City and on a national level. He serves as Chairman of the Board for Together Education, and he is a Board Member for the Relay Graduate School of Education, Robin Hood Foundation and Zearn. In addition, Mr. Robbins is the Senior Chair of the Wall Street Division of the UJA-Federation. Mr. Robbins graduated with honors from the Wharton School and Moore School of the University of Pennsylvania in 1992, where he received his Bachelors of Science in Economics and Engineering, with majors in accounting, finance, marketing, and systems engineering.
We believe that Mr. Robbins is qualified to serve on the Longview Board due to his significant investment experience.
John Rodin has been Longview’s Chief Executive Officer and a director since its inception. Mr. Rodin re-joined Glenview as a Partner and Co-President in August 2015. Prior to re-joining Glenview, Mr. Rodin was President of Fantex Brokerage Services, a San Francisco-based start-up in the business of acquiring and IPO’ing shares tied to the cash flows of professional athletes and entertainers. Before joining Fantex in 2012, Mr. Rodin served as Co-President of Glenview. Mr. Rodin started at Glenview in March 2002 and was named Director of Research in 2006 and Partner in April 2007. Prior to joining Glenview, Mr. Rodin worked in the Institutional Equity Sales Department at Goldman Sachs. Prior to his time in the Equities Division, Mr. Rodin spent two years as a Financial Analyst in the Investment Banking Division at Goldman Sachs. Mr. Rodin graduated magna cum laude from Columbia University with a Bachelor of Arts in History in 1997.
We believe that Mr. Rodin’s significant investment experience make him well qualified to serve as a member of the Longview Board.
Mark Horowitz has been Longview’s Chief Financial Officer since its inception. Mr. Horowitz joined Glenview in 2004 and is a Partner and Co-President. Prior to Glenview, Mr. Horowitz was part of the senior management team of Axiom Legal Solutions Inc., a professional services outsourcing firm, which he joined at inception in 2000. Prior to Axiom, Mr. Horowitz was a corporate and securities lawyer at Cravath, Swaine & Moore and Brobeck, Phleger & Harrison. Mr. Horowitz received a J.D. from Harvard Law School in 1996 and a Bachelor of Arts in Economics from the University of Michigan in 1993, where he graduated Phi Beta Kappa with Highest Honors.
We believe that Mr. Horowitz’s significant investment and legal experience make him well qualified to serve as a member of the Longview Board.
Westley Moore has served on the Longview Board since the completion of its initial public offering. Since March 2017, Mr. Moore has served as the Chief Executive Officer of the Robin Hood Foundation, one of the largest anti-poverty organizations in the United States. Before Robin Hood, in 2013, Mr. Moore founded BridgeEdU, an innovative technology platform addressing college completion and job placement, and served as its Chief Executive Officer until February 2017 and its Chairman until June 2019, when it was acquired. Previously, Mr. Moore worked in finance as an investment banker with Deutsche Bank and Citigroup. Mr. Moore is a best-selling author, whose works include “The Other Wes Moore,” “The Work,” “Discovering Wes Moore” and “This Way Home.” He served as a captain and paratrooper with the U.S.

Army’s 82nd Airborne, including a combat deployment to Afghanistan, and as a White House Fellow to Secretary of State Condoleezza Rice. Mr. Moore graduated Phi Theta Kappa from Valley Forge Military College in 1998 and Phi Beta Kappa from Johns Hopkins University with a Bachelor of Arts in International Relations in 2001. He earned a MLitt in International Relations from Oxford University as a Rhodes Scholar in 2004.
We believe that Mr. Moore is qualified to serve on the Longview Board due to his executive and entrepreneurial experience.
Derek Cribbs has served on the Longview Board since the completion of its initial public offering. Mr. Cribbs has served in a variety of roles in the investment management industry. Most recently, Mr. Cribbs served as the Director of Research for Roystone Capital Management LP from April 2016 to February 2019. Prior to Roystone, Mr. Cribbs was a Portfolio Manager and Sector Head at Point72 Asset Management, L.P. from October 2009 to October 2015 and, before that, a Partner at Glenview. Prior to Glenview, Mr. Cribbs worked as an Analyst and Portfolio Manager at Nittany Funds, Oppenheimer & Co. and Gleacher & Co. Mr. Cribbs earned a Bachelor’s Degree from the Wharton School of the University of Pennsylvania and an M.B.A. from Harvard Business School.
We believe Mr. Cribbs is qualified to serve on the Longview Board due to his significant investment experience.
Randy Simpson has served on Longview’s board of directors since the completion of its initial public offering. Mr. Simpson joined Glenview in September 2005 and was named Partner in April 2011. Mr. Simpson was a senior member of Glenview’s investment team and managed Glenview’s healthcare investments through 2019. Prior to joining Glenview, Mr. Simpson was an equity research analyst at Goldman Sachs from 2003 until 2005, and before that, he spent three years as a generalist in the M&A group at Credit Suisse First Boston. He received his M.B.A. in Finance and Accounting from the University of Chicago. Mr. Simpson also earned a J.D. from Georgetown University Law Center and a Bachelor of Arts in Quantitative Economics and Decision Sciences from the University of California, San Diego. Mr. Simpson served on the Board of Directors of Tenet Healthcare Corporation (NYSE: THC) from January 2016 through August 2017.
We believe that Mr. Simpson is qualified to serve on the Longview Board due to his significant investment experience.
Executive Compensation and Director Compensation
None of Longview’s executive officers or directors have received any cash compensation for services rendered to Longview. We have agreed to pay an affiliate of our Sponsor a total of $10,000 per month, for up to 24 months, for office space, utilities, administrative and support services provided to members of our management team. Our Sponsor, executive officers and directors, or any of their respective affiliates will be reimbursed for any out-of-pocket expenses incurred in connection with activities on our behalf, such as identifying potential target businesses and performing due diligence on suitable business combinations. Our audit committee will review on a quarterly basis all payments that were made to our Sponsor, executive officers or directors, or our or their affiliates.
Number and Terms of Office of Officers and Directors
The Longview Board consists of five members, with each director elected to serve a one-year term. In accordance with the NYSE corporate governance requirements, Longview is not required to hold an annual meeting until one year after its first fiscal year end following its listing on the NYSE. The term of office of the directors will expire at Longview’s first annual meeting of stockholders.
Longview’s officers are appointed by the Longview Board and serve at the discretion of the Longview Board, rather than for specific terms of office. The Longview Board is authorized to appoint officers as it deems appropriate pursuant to Longview’s Bylaws. Longview’s Bylaws provide that our officers may consist of a Chairman of the Board, a Chief Executive Officer, a President, a Chief Financial Officer, a Secretary and such other offices (including without limitation, Vice Presidents, Assistant Secretaries and a Treasurer) as may be determined from time to time by the Longview Board.

Director Independence
The rules of the NYSE require that a majority of the Longview Board be independent. An “independent director” is defined generally as a person who, in the opinion of the company’s board of directors, has no material relationship with the listed company (either directly or as a partner, stockholder or officer of an organization that has a relationship with the company). The Longview Board has determined that Messrs. Moore, Cribbs and Simpson are “independent directors” as defined in the rules of the NYSE and applicable SEC rules.
Legal Proceedings
On December 14, 2020, Nidhish Nair, a purported stockholder of Longview, filed a lawsuit in the Supreme Court of the State of New York, County of New York, captioned Nair v. Longview Acquisition Corp., against Longview and the members of its board directors (the “Nair Complaint”). On December 16, 2020, Eric Lau, a purported stockholder of Longview, filed a lawsuit in the Supreme Court of the State of New York, County of New York, captioned Lau v. Longview Acquisition Corp., against Longview, the members of its board of directors, and Butterfly (the “Lau Complaint”). The Nair Complaint and the Lau Complaint (collectively, the “Complaints”) assert a breach of fiduciary duty claim against the individual defendants and an aiding and abetting claim against Longview in connection with the proposed transaction between Longview and Butterfly. The Lau Complaint also asserts an aiding and abetting claim against Butterfly. The Complaints allege, among other things, that (i) defendants engaged in an unfair sales process and agreed to inadequate consideration in connection with the proposed transaction, and (ii) that the Registration Statement filed with the SEC on November 27, 2020 in connection with the proposed transaction is materially misleading. The Complaints seek, among other things, to enjoin the proposed transaction, rescind the transaction or award rescissory damages to the extent it is consummated, and an award of attorneys’ fees and expenses. Defendants have not yet responded to the Complaints.
Periodic Reporting and Audited Financial Statements
Longview has registered its securities under the Exchange Act and has reporting obligations, including the requirement to file annual and quarterly reports with the SEC. In accordance with the requirements of the Exchange Act, Longview’s annual reports contain consolidated financial statements audited and reported on by Longview’s independent registered public accounting firm.

SELECTED HISTORICAL FINANCIAL INFORMATION OF LONGVIEW
The following table sets forth selected historical financial information of Longview for the periods and as of the dates indicated. Longview’s statement of operations data for the period from February 4, 2020 (date of inception) to September 30, 2020 and for the period from February 4, 2020 (date of inception) to February 12, 2020 and balance sheet data as of September 30, 2020 and February 12, 2020 is derived from Longview’s unaudited condensed financial statements included elsewhere in this proxy statement/prospectus. Longview’s statement of operations data for the period from February 4, 2020 (date of inception) to February 12, 2020 and balance sheet data as of February 12, 2020 is derived from Longview’s audited financial statements included elsewhere in this proxy statement/prospectus.
The following selected historical financial information should be read together with Longview’s consolidated financial statements and accompanying notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Longview” appearing elsewhere in this proxy statement/prospectus. The selected historical financial information in this section is not intended to replace Longview’s financial statements and the related notes thereto.
Statement of Operations Data:	Three Months Ended September 30, 2020 (unaudited)	Period from February 4, 2020 (inception) to September 30, 2020 (unaudited)	Period from February 4, 2020 (Inception) Through February 12, 2020
Formation and operating costs	$462,905	$584,134	$1,000
Net loss	$(327,036)	$(391,135)	$(1,000)
Weighted average shares outstanding of Class A redeemable common stock	41,400,000	40,617,323	0
Basic and diluted income per share, Class A	$0.00	$0.00	$0.00
Weighted average shares outstanding of Class B non-redeemable common stock(1)	10,350,000	10,350,000	9,000,000
Basic and diluted net loss per share, Class B	$(0.03)	$(0.04)	$(0.04)

(1)
On May 20, 2020, Longview effected a stock dividend of 1,725,000 shares with respect to the Class B common stock, resulting in the Sponsor holding an aggregate of 10,350,000 founder shares.

Condensed Balance Sheet Data (at period end)	September 30, 2020 (unaudited)	February 12, 2020
Total Assets	$415,221,855	$95,303
Total Liabilities	$14,799,842	$71,303
Class A common stock, $0.0001 par value (excluding 39,542,201 shares subject to possible redemption at September 30, 2020)	186	—
Class A common stock, $0.0001 par value (including 39,542,201 shares subject to possible redemption at September 30, 2020)	$395,422,010	$—
Class B common stock, $0.0001 par value; 20,000,000 shares authorized; 10,350,000 shares issued and outstanding	1,035	1,035
Total Stockholders’ Equity	$5,000,003	$24,000

Cash Flow Data	Period from February 4, 2020 (inception) to September 30, 2020 (unaudited)	Period from February 4, 2020 (Inception) Through February 12, 2020
Net cash used in operating activities	$(544,046)	$—
Net cash used in investing activities	$(414,000,000)	$—
Net cash provided by financing activities	$415,303,148	$20,000

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS OF LONGVIEW
The following discussion and analysis of the financial condition and results of operations of Longview Acquisition Corp. (for purposes of this section, “Longview,” “we,” “us”and “our”) should be read in conjunction with the financial statements and related notes of Longview included elsewhere in this prospectus/proxy statement. This discussion contains forward-looking statements reflecting our current expectations, estimates and assumptions concerning events and financial trends that may affect our future operating results or financial position. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the sections entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” appearing elsewhere in this prospectus/proxy statement.
Overview
We are a blank check company incorporated as a Delaware corporation on February 4, 2020 and formed for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination. In connection with our initial public offering, we consummated the private sale of an aggregate of 6,853,333 warrants, each exercisable to purchase one share of Class A common stock, par value $0.0001 per share, at $11.50 per share, to our Sponsor at a price of $1.50 per warrant, generating gross proceeds, before expenses, of approximately $10,280,000. We intend to consummate the Business Combination using cash from the proceeds of our initial public offering that closed on May 26, 2020, the PIPE Financing and the Forward Purchase, and from additional issuances of, if any, our equity and our debt, or a combination of cash, equity and debt.
At September 30, 2020, we held cash of $759,102, current liabilities of $309,842 and deferred underwriting compensation of $14,490,000. Further, we expect to continue to incur significant costs in the pursuit of our acquisition plans. We cannot assure you that our plans to complete the Business Combination will be successful.
Agreement for Business Combination
On November 19, 2020, we entered into the Business Combination Agreement with Merger Sub and Butterfly. If the Business Combination Agreement is approved by Longview’s stockholders, and the Business Combination is consummated, Merger Sub will merge with and into Butterfly with Butterfly surviving the Merger as a wholly owned subsidiary of Longview. In addition, in connection with and following the consummation of the Business Combination, Longview will be renamed “Butterfly Network, Inc.” and is referred to herein as “New Butterfly” as of the time following such change of name.
Butterfly is an innovative digital health business with a mission of democratizing healthcare by making medical imaging accessible to everyone around the world. Powered by Butterfly’s proprietary Ultrasound-on-Chip™ technology, Butterfly’s solution addresses the needs of point of care imaging with a unique combination of software and hardware technology. Butterfly iQ, followed by Butterfly’s recently launched Butterfly iQ+, is Butterfly’s first product powered by Butterfly’s Ultrasound-on-Chip™, and is the only ultrasound transducer that can perform “whole-body imaging” in a single handheld probe using semiconductor technology. Butterfly’s Ultrasound-on-Chip™ reduces the cost of manufacturing, while Butterfly’s software is intended to make the product easy to use and fully integrated with the clinical workflow, accessible on a user’s smartphone, tablet, and almost any hospital computer system connected to the Internet. Through Butterfly’s portable proprietary, handheld solution, protected by a robust intellectual property portfolio and empowered by its proprietary software and Artificial Intelligence, Butterfly aims to enable earlier detection throughout the body and remote management of health conditions around the world.
As a consequence of the Business Combination, at the Effective Time, each share of Longview Class B common stock that is issued and outstanding as of immediately prior to the Effective Time will be converted, on a one-for-one basis, into a share of New Butterfly Class A common stock. The Business Combination will have no effect on Longview Class common stock that is issued and outstanding as of immediately prior to the Effective Time, which will continue to remain outstanding.

As a consequence of the Merger, at the Effective Time, (i) each share of Butterfly capital stock (other than the Butterfly Series A preferred stock) that is issued and outstanding immediately prior to the Effective Time will become the right to receive 1.0383 shares of New Butterfly Class A common stock, rounded down to the nearest whole number of shares; (ii) each share of Butterfly Series A preferred stock that is issued and outstanding immediately prior to the Effective Time will become the right to receive 1.0383 shares of New Butterfly Class B common stock, rounded down to the nearest whole number of shares; (iii) each option to purchase shares of Butterfly common stock, whether vested or unvested, that is outstanding and unexercised as of immediately prior to the Effective Time will be assumed by New Butterfly and will automatically become an option (vested or unvested, as applicable) to purchase a number of shares of New Butterfly Class A common stock equal to the number of shares of Butterfly common stock subject to such option immediately prior to the Effective Time multiplied by 1.0383, rounded down to the nearest whole number of shares, at an exercise price per share equal to the exercise price per share of such option immediately prior to the Effective Time divided by 1.0383 and rounded up to the nearest whole cent; (iv) each Butterfly restricted stock unit outstanding immediately prior to the Effective Time will be assumed by New Butterfly and will automatically become a restricted stock unit with respect to a number of shares of New Butterfly Class A common stock, rounded to the nearest whole share, equal to the number of shares of Butterfly common stock subject to such Butterfly restricted stock unit immediately prior to the Effective Time multiplied by 1.0383; and (v) the principal amount plus accrued but unpaid interest, if any, on the Butterfly convertible notes outstanding as of immediately prior to the Effective Time will be automatically canceled and converted into the right to receive shares of New Butterfly Class A common stock, with such shares of New Butterfly Class A common stock calculated by dividing the outstanding principal plus accrued but unpaid interest, if any, of each Butterfly convertible note by $10.00, rounded down to the nearest whole number of shares.
New Butterfly Class B common stock will have the same economic terms as New Butterfly Class A common stock, but the New Butterfly Class B common stock will have twenty (20) votes per share. The New Butterfly Class B common stock will be subject to a“sunset” provision if Dr. Rothberg and other permitted holders of New Butterfly Class B common stock collectively cease to beneficially own at least twenty percent (20%) of the number of shares of New Butterfly Class B common stock (as such number of shares is equitably adjusted in respect of any reclassification, stockdividend, subdivision, combination or recapitalization of the New Butterfly Class B common stock) collectively held by Dr. Rothberg and permitted transferees of New Butterfly Class B common stock as of the Effective Time.
The Business Combination also calls for additional agreements, including, among others, the Subscription Agreements, the Amended & Restated Registration Rights Agreement, the Butterfly Transaction Support Agreement, the Sponsor Letter Agreement, the Amended Forward Purchase Agreement and the Advisory Agreement, as described elsewhere in this proxy statement/prospectus.
Results of Operations
For the period from February 4, 2020 (the date of inception) through September 30, 2020, we had a net loss of $391,135, which consists of operating costs of $584,134 and provision for income taxes of $29,152, offset by interest income on marketable securities held in the Trust Account of $222,151. Through September 30, 2020, our efforts have been limited to organizational activities, activities relating to our initial public offering, activities relating to identifying and evaluating prospective acquisition candidates and activities relating to general corporate matters. We have not generated any revenue, other than interest income earned on the proceeds held in the Trust Account. As of September 30, 2020, $414,222,151 was held in the Trust Account (including $14,490,000 of deferred underwriting discounts and commissions) and we had cash outside of the Trust Account of $759,102 and $309,842 of accrued expenses and income taxes payable.
Except for the withdrawal of interest to pay Longview’s franchise and income tax obligations, the Current Charter provides that none of the funds held in trust will be released from the Trust Account until the earliest of (i) the completion of an initial business combination; (ii) the redemption of any public shares properly tendered in connection with a stockholder vote to amend the Current Charter to modify the substance or timing of Longview’s obligation to allow redemption in connection with its initial business combination or to redeem 100% of its public shares if it does not complete its initial business combination within 24 months from the closing of the initial public offering or with respect to any other provision relating to stockholders’ rights or pre-initial business combination activity or (iii) the redemption of 100% of the public shares if Longview is unable to complete a Business Combination by May 26, 2022. Through September 30, 2020, we have not withdrawn any funds from interest earned on the trust proceeds. Other than the deferred underwriting discounts and commissions, no amounts are payable to the underwriters of the initial public offering in the event of a business combination.
We have also agreed to pay an affiliate of the Sponsor a total of $10,000 per month, for up to 24 months, for office space, utilities, administrative and support services provided to members of our management team. Upon completion of our initial business combination or our liquidation, we will cease paying these monthly fees. For the period from February 4, 2020 (date of inception) through September 30, 2020, Longview paid $40,000 under this agreement.
Going Concern Considerations and Capital Resources
For the period from February 4, 2020 (date of inception) through September 30, 2020, we had a net loss of $391,135, which consists of operating costs of $584,134 and provision for income taxes of $29,152, offset by interest income on marketable securities held in the Trust Account of $222,151.
We do not currently believe we will need to raise additional funds in order to meet the expenditures required for operating our business. However, if our estimate of the costs of identifying a target business, undertaking in-depth due diligence and negotiating our initial business combination are less than the actual amount necessary to do so, we may have insufficient funds available to operate our business prior to our initial Business Combination.
As indicated in the accompanying financial statements, at September 30, 2020, we had outside of trust cash in the amount of $759,102 and $309,842 in accrued expenses and income taxes payable.
Off-Balance Sheet Financing Arrangements
We have no obligations, assets or liabilities that would be considered off-balance sheet arrangements. We do not participate in transactions that create relationships with unconsolidated entities or financial partnerships, often referred to as variable interest entities, which would have been established for the purpose of facilitating off-balance sheet arrangements.
We have not entered into any off-balance sheet financing arrangements, established any special purpose entities, guaranteed any debt or commitments of other entities, or entered into any non-financial agreements involving assets.
Contractual Obligations
We do not have any long-term debt, capital lease obligations, operating lease obligations or long-term liabilities other than an administrative agreement to pay an affiliate of the Sponsor a total of $10,000 per month, for up to 24 months, for office space, utilities, administrative and support services provided to members of our management team, from the date of closing of our initial public offering. Upon completion of a business combination or our liquidation, we will cease paying these monthly fees.
Critical Accounting Policies and Estimates
The preparation of condensed financial statements and related disclosures in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and income and expenses during the periods reported. Actual results could materially differ from those estimates. We have identified the following critical accounting policies:
Common Stock Subject to Possible Redemption
We account for Longview common stock subject to possible redemption in accordance with the guidance in Accounting Standards Codification (“ASC”) Topic 480 “Distinguishing Liabilities from

Equity.” Common stock subject to mandatory redemption is classified as a liability instrument and is measured at fair value. Conditionally redeemable common stock (including common stock that features redemption rights that are either within the control of the holder or subject to redemption upon the occurrence of uncertain events not solely within our control) is classified as temporary equity. At all other times, common stock is classified as stockholders’ equity. Longview common stock features certain redemption rights that are considered to be outside of our control and subject to occurrence of uncertain future events. Accordingly, at September 30, 2020, the 39,542,201 shares of Longview common stock subject to possible redemption are presented as temporary equity, outside of the stockholders’ equity section of Longview’s condensed balance sheet.
Net Income (Loss) per Common Share
We apply the two-class method in calculating earnings per share. Net income (loss) per common share is computed by dividing net income (loss) by the weighted average number of common stock outstanding for the period. We have not considered the effect of the warrants sold in the initial public offering (including the over-allotment) and private placement warrants to purchase approximately 13,800,000 and 6,853,333 shares of Longview Class A common stock, respectively, in the calculation of diluted income (loss) per share, since the exercise of such warrants are contingent upon the occurrence of future events and the inclusion of such warrants would be anti-dilutive.
The Longview statement of operations includes a presentation of income (loss) per share for common shares subject to redemption in a manner similar to the two-class method of income per share. Net income per common share, basic and diluted, for Class A redeemable common stock held by public stockholders for the three months ended September 30, 2020 and for the period from February 4, 2020 (date of inception) through September, 2020 is calculated by dividing the interest income earned on the Trust Account, net of applicable franchise and income taxes of $45,818 and $112,485, respectively, for the three months ended September 30, 2020 and for the period from February 4, 2020 (date of inception) through September 30, 2020, by the weighted average number of shares of Longview Class A redeemable common stock held by public stockholders since issuance. Net loss per common share, basic and diluted, for Longview Class B non-redeemable common stock is calculated by dividing net loss for the three months ended September 30, 2020 and for the period from February 4, 2020 (date of inception) through September, 2020 of $327,036 and $391,135, respectively, less income attributable to Longview Class A redeemable common stock (which is net of franchise and income taxes, limited to interest income) of $119,203 and $109,666, respectively, by the weighted average number of shares of Longview Class B non-redeemable common stock outstanding for the periods. Longview Class B non-redeemable common stock includes the founder shares as these shares do not have any redemption features and do not participate in the income earned on the Trust Account.
Recent Accounting Pronouncements
Longview management does not believe that any recently issued, but not yet effective, accounting pronouncements, if currently adopted, would have a material effect on Longview’s condensed financial statements.

BUSINESS OF NEW BUTTERFLY
The following discussion reflects the business of New Butterfly, as currently embodied by Butterfly. In this section, “we”, “the Company” or “Butterfly” generally refers to Butterfly in the present tense or New Butterfly from and after the Business Combination.
Overview
We are an innovative digital health business with a mission of democratizing healthcare by making medical imaging accessible to everyone around the world. Powered by our proprietary Ultrasound-on-Chip™ technology, our solution addresses the needs of point of care imaging with a unique combination of software and hardware technology. Butterfly iQ, followed by our recently launched Butterfly iQ+, is our first product powered by Butterfly’s Ultrasound-on-Chip™, and is the only ultrasound transducer that can perform “whole-body imaging” in a single handheld probe using semiconductor technology. Our Ultrasound-on-Chip™ reduces the cost of manufacturing, while our software is intended to make the product easy to use and fully integrated with the clinical workflow, accessible on a user’s smartphone, tablet, and almost any hospital computer system connected to the Internet. Through our portable proprietary, handheld solution, protected by a robust intellectual property portfolio and empowered in part by its proprietary software and Artificial Intelligence (“AI”), Butterfly aims to enable earlier detection throughout the body and remote management of health conditions around the world.
Digital health is systematically changing the way healthcare practitioners deliver care by increasing access and significantly reducing patient care costs. Butterfly iQ+ is designed for this new wave of medical care with an easy-to-use interface that portrays ultrasound images on your smartphone in real-time. Historically, the global ultrasound market has been dominated by traditional cart-based devices. These devices are accessible only to highly specialized, highly trained technicians and are located predominantly in hospitals, imaging centers, and physicians’ offices. Many healthcare institutions throughout the world lack the facilities and capital necessary to acquire and maintain expensive cart-based devices and cannot afford the highly trained individuals required to operate them. Traditional cart-based equipment typically ranges from $45,000 to $60,000 per new device in the mid-range and is required to be operated by trained healthcare professionals. More recently, we have seen the introduction of Point-of-Care Ultrasound (“POCUS”) devices with an average price point of $21,000, based on $5,000 to $7,000 per probe, generally requiring two to three probes to cover a comparable range of cleared indications to the single probe Butterfly iQ+. However, these POCUS devices are limited by their application of the same 60 year-old piezoelectric crystal technology with which the traditional cart-based devices operate, leaving limited opportunity for future progress. Although still required to be operated by trained healthcare practitioners, we believe that Butterfly iQ+ is the next generation of point-of-care devices that will further drive costs down and expand the current approximately $8 billion ultrasound imaging market.
In 2018, we commercially launched Butterfly iQ, the world’s first handheld, single-probe, whole-body ultrasound system using semiconductor technology that is commercially available, and in 2020, Butterfly launched the Butterfly iQ+ with additional features and improved performance. Since then, the Butterfly iQ and Butterfly iQ+ has been shipped to more than 30,000 medical professionals globally. Butterfly iQ+’s price through our eCommerce website is $1,999 per device, making it a high-quality and affordable alternative to the costly traditional cart-based equipment and other handheld devices currently on the market. Powered by our Ultrasound-on-Chip™, Butterfly’s high-performance imaging capabilities support fast and confident clinical decision-making. Butterfly iQ+ is comprised of both durable hardware and dynamic software solutions designed to make ultrasound imaging accessible to all healthcare practitioners, including nurses. In the future, we hope to develop and introduce an even more advanced product that can ultimately be used by patients to self-scan ultrasound images with a device and transfer these images to doctors electronically in real-time.
The Butterfly iQ+ is an affordable solution that is designed to help healthcare practitioners save time in their diagnosis and treatment of patients, not only improving overall patient outcomes but also increasing direct revenue per patient encounter while reducing the need for external imaging or specialist referrals. We believe the adoption of the Butterfly iQ and iQ+ device by healthcare practitioners is a positive for all healthcare system stakeholders. Through our ongoing collaborations with the healthcare community, we are continuing to optimize Butterfly’s software ecosystem, including by harnessing AI to develop additional clinical and product advancements for our users. We believe that these efforts could drive ease-of-use for image acquisition, improve analysis, and expand its most utilized features with extensive quality control. Our AI has and is expected to continue to allow us to develop programs that guide and educate healthcare practitioners on how to utilize the Butterfly iQ+ device, with the goal of improving their clinical impact and productivity globally.
Butterfly received 510(k) clearance from the U.S. Food and Drug Administration (“FDA”) in 2017 for the Butterfly iQ, which was commercially launched in 2018, and thereafter commercially launched the Butterfly iQ+ under the same 510(k) in 2020. Our ultrasound system has been cleared by the FDA for the following uses: peripheral vessel (including carotid, deep vein thrombosis and arterial studies), procedural guidance, small organs (including thyroid, scrotum and breast), cardiac, abdominal, urology, fetal/obstetric, gynecological, musculoskeletal (conventional), musculoskeletal (superficial) and opththalmic.
Butterfly iQ+ is commercially available in over 20 countries, including the United States, Canada, Australia, New Zealand, throughout greater Europe and in parts of Latin America. Our commercialization strategy is predicated on three primary channels. Namely, we have an eCommerce website through which we sell our Butterfly iQ+ to healthcare practitioners in these geographies. We also have a targeted enterprise salesforce focused on large healthcare system-wide implementations. Lastly, we have distributor, veterinary and affiliate relationships to unlock additional channels to supplement our direct and eCommerce sales. We market our products through our targeted sales organization, which is engaged in sales efforts and promotional activities primarily to health systems or institutions. Outside the United States, we also market our products directly to healthcare institutions. In the United States, we sell to or have agreements in place with most of the top 100 U.S. healthcare systems. Moreover, positive feedback about Butterfly iQ+ among practitioners has historically been a significant driver of sales, as healthcare practitioners share their appreciation for Butterfly iQ within their medical communities, which has yielded a strong net promoter score. A net promoter score is a metric used as a measure of customer satisfaction and word of mouth referrals. A strong net promoter score has been shown to correlate with revenue growth relative to competitors. We calculate our net promoter score by asking our customers the following question: “How likely are you to recommend Butterfly iQ to a friend or colleague” on a scale of 1 (not at all likely) through 10 (extremely likely)? Respondents rating us 6 or below are considered “Detractors,” 7 or 8 are considered “Passives,” and 9 or 10 are considered “Promoters.” To calculate our net promoter score, we subtract the percentage of Detractors from the percentage of Promoters. For example, if 50% of respondents were Promoters and 10% were Detractors, our net promoter score would be 40. We measure net promoter score continuously among cloud users by automatically sending net promoter score survey emails to these users three months after they create their Butterfly user account and every six months thereafter. Because our net promoter score is measured continuously it is subject to fluctuation; however, our net promoter score historically has remained strong. As of December 31, 2020, our net promoter score was 68 (USA) and reflects responses received since we began collecting net promoter score data in 2019, including multiple responses from users that respond to our survey over time. Net promoter scores vary broadly by industry, with averages generally ranging from 18 (health insurance) to 47 (tablet computers) based on data published in 2016 by Satmetrix, co-developer of Net Promoter®. Within technology industries, the top net promoter scores correspond to well-known businesses such as Amazon (66), Apple (66) and Netflix (64) according to Satmetrix. We believe that this method of calculation aligns with medical device industry standards and that this metric is meaningful for investors because of the correlation between net promoter score and future growth.
Outside of our core commercial geographies, Butterfly iQ+ is also being utilized in over 45 low resource settings around the world, where we have partnerships with non-governmental organizations like the Bill & Melinda Gates Foundation to deliver our technology to underserved communities. Currently, we have over 30 global health partnerships in place with organizations that align with our mission to democratize medical imaging and bring lifesaving medical imaging to patients, often for the first time.
Butterfly was founded in 2011 by Dr. Jonathan Rothberg, a serial entrepreneur who received the Presidential Medal of Technology & Innovation in 2016 for inventing a novel next generation DNA sequencing method and has founded more than 10 healthcare/technology companies, including 454 Life Sciences, Ion Torrent and CuraGen. Butterfly has raised over $400 million in equity investments and partnership milestones from leading institutional investors, including Baillie Gifford, and strategic partners, including the Bill & Melinda Gates Foundation.

We sold and shipped approximately 12,900 devices in the year ended December 31, 2019, and approximately 12,500 devices in the nine months ended September 30, 2020, an increase from approximately 7,900 devices in the nine months ended September 30, 2019, representing a growth rate of approximately 58% period over period. We generated total revenue of $27.6 million and $1.5 million in the years ended December 31, 2019 and 2018, respectively, and $30.6 million and $16.8 million for the nine months ended September 30, 2020 and 2019. We also incurred net losses of $99.7 million for the years ended December 31, 2019 and $139.8 million in the nine months ended September 30, 2020.
Our Competitive Strengths
We believe that our competitive strengths include the following:
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Large Global Ultrasound Market and Potential to Expand to a Larger Market of Healthcare Practitioners and Patients.   We believe our solution addresses an unmet need across an addressable market of 40 million healthcare practitioners, including approximately 12 million medical doctors and approximately 28 million nurses worldwide. We believe our solution can address this market, which is significantly larger than the existing $8 billion ultrasound market, because our solution not only provides a next generation alternative to legacy cart-based systems, but more importantly empowers practitioners who desire to modernize their healthcare practice with a diagnostic device and software system that is smart, mobile, interoperable, and easy to use. Furthermore, existing handheld devices, which only comprise 3% of the global ultrasound units as of 2017, have been unable to satisfy demands of users because they are often using outdated technology, which leads to higher cost, reduced imaging capacity, lack of user-friendly interfaces, and difficulties with integration with other systems.

The low penetration from handheld devices in a sizable market provides us with significant opportunity for growth. We also believe that the portability, ease-of-use, fast frame rates and other differentiating features of our ultrasound imaging technology could be attractive to consumers. We believe our differentiated Butterfly iQ handheld device and our growing user base of Butterfly iQ practitioners, with sales to or agreements with most of the top 100 U.S. healthcare systems and across more than 40 countries, position us well to compete in the existing ultrasound market and to potentially expand into emerging markets.
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Our Innovative Technology is Well-Positioned for a Health Economy Focused on Affordability and Access to Care.   We believe the small, handheld size, relatively low cost, quality imaging, and interface designed for ease-of-use are attractive to healthcare systems that seek to contain healthcare costs and improve access to care, when compared to the limitations and expense of traditional cart-based systems and existing handheld devices. These attributes also allow the use of our Butterfly iQ+ by practitioners beyond traditional health system environments to pre-hospital settings, urgent care clinics, long-term care and rehabilitation centers, dialysis centers, ambulatory surgery centers, veterinary clinics and emerging markets. In time, we believe these attributes could also be attractive to health-centric consumers, which could allow us to potentially further expand beyond traditional healthcare environments to the home and alternate sites of care should appropriate marketing authorizations be obtained for such intended uses. The advantages of our technology align with recent industry trends, including the shift to in-home medical care, affordability, harnessing of AI / Big Data, collaboration through the cloud, disruptive medical innovation, and increasing access to care. In addition, by expanding the settings in which medical imaging can be done, the Butterfly iQ+ device may provide opportunities for earlier detection and prevention of disease, while reducing cost. This aligns with the focus on consumer health empowerment, wellness, and acceleration of value-based care, all of which are themes seen consistently in the healthcare industry today.

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Our Proprietary, Disruptive and Revolutionary Product is Designed to Address an Unmet Need in the Medical Imaging Market.   We are the first company to successfully put ultrasound on a semiconductor chip. This novel and proprietary Ultrasound-on-Chip™ technology enables whole-body complete ultrasound imaging with a single probe. We are continuing to improve our software by harnessing AI with a goal to drive ease-of-use for image acquisition, improve analysis, guide and educate practitioners, and provide quality control. As a result of utilizing these technologies, our Butterfly iQ product has a small, hand-held size, low cost, and simple user interface, making ultrasound technology more accessible outside of large healthcare institutions. This contrasts sharply to existing systems that are built using often expensive piezoelectric crystal technology, which can lead to high upfront costs and thereby constrain access and usage.
Additionally, the technology driving the Butterfly iQ and Butterfly iQ+ devices may be able to continually scale and improve if Moore’s Law, which is a historical trend that the number of transistors on an integrated circuit will increase over time, remains accurate. For example, the Butterfly iQ+, which was commercially launched in October 2020, is much less expensive to produce, yet has faster frame rates and further enhanced interoperability than the Butterfly iQ, which was commercially launched in 2018, and we expect these trends to continue in future products. One aspect of to our software strategy is our Software Development Kit (SDK), which is meant to provide a governed ecosystem for third parties to create content and applications that will serve to enrich the overall software ecosystem and deliver additional clinical and product advancements for our users. To date, we are working with partners, including the Bill & Melinda Gates Foundation, to build applications on our SDK that we will then validate, obtain any necessary marketing authorizations for, and deploy to our users. The SDK is important to our software strategy and overall mission of democratizing medical imaging. Through these product enhancements, and SDK specifically, we believe our solution will be the primary platform for point of care ultrasound, functioning as an operating system in which new features can continually be built onto and a central component of all handheld imaging.
We expect that future applications, subject to obtaining any necessary marketing authorization, will leverage our unique hardware foundation and AI and may include the “Butterfly iQ at Home” for remote patient monitoring, “Gen3 Butterfly Probe” with enhanced performance and improved image quality, and a “Butterfly Wearable,” which is currently being developed as a wearable ultrasound patch or belt and is expected to be designed for remote monitoring of patients with chronic diseases.
Furthermore, as of November 1, 2020, Butterfly owned approximately 275 issued patents and approximately 537 pending patent applications. In total, Butterfly owns approximately 175 patent families directed to its ultrasound products, including manufacturing, circuit components, and add-on features.
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Strong Topline Growth, with Subscription-based Recurring Revenue to Enable Long-Term Expansion in Gross Margin.   Since our commercial launch of our Butterfly iQ device in 2018, we have experienced strong topline growth. Our total revenue for the nine months ended September 30, 2020 and 2019 was $30.6 million and $16.8 million, respectively, representing an increase of $13.8 million, or 82.1%. Our total revenue for the years ended December 31, 2019 and 2018 was $27.6 million and $1.5 million, respectively, representing an increase of $26.1 million. We continue to seek to grow our user base of Butterfly iQ practitioners and our enterprise sales to health systems to help us further penetrate the global ultrasound market. During the nine months ended September 30, 2020, our product revenue represented approximately 84.0% of our total revenue for the period, and our subscription revenue represented the remaining 16.0% of our total revenue for the period. As our devices continue to be adopted by more healthcare practitioners and practitioners in the Butterfly network continue to use our devices, we expect total subscription revenue to increase and that our subscription revenue will become an increasingly important contributor to our overall revenue. Because the cost and associated expenses to maintain our software are less than the costs and associated expenses of manufacturing and selling our device, we also anticipate an improvement in our gross margin over time. Additionally, we believe that the recurring nature of subscription revenue should be subject to less period-to-period fluctuation than our product revenue. Because our AI-backed software enables interoperability, mobility, and ease-of-use for scanning, we have been able to execute software-only sales deals with enterprise customers, and we expect to continue to do so in the future. This further reduces fluctuation of our revenue and continues to improve our margin. Finally, as we continue to enhance our product to become the primary platform for point-of-care ultrasound, we expect that add-on features and platform-associated accessories will generate additional revenue at minimal cost, continuing to create margin improvement, while increasing growth. Furthermore, applications and techniques developed on our platform by users through SDK will generate additional revenue and enhancement at minimal cost to our business.

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Visionary founder backed by strong executive leadership team and experienced financial partner with deep expertise in healthcare.   Our Founder and Chairman, Dr. Jonathan Rothberg, has dedicated his career to enabling breakthrough technologies to revolutionize healthcare. He has founded more than 10 healthcare/ technology companies and has received numerous awards, including the Presidential Medal of Technology & Innovation in 2016. He is supported by a world-class management team, including our executive officers and other senior management, with approximately 140 years of collective experience in healthcare and consumer end-markets. We believe this leadership team positions Butterfly well as a disruptive force in revolutionizing medical imaging. In addition, the Sponsor, an affiliate of Glenview, brings to Butterfly extensive public market experience in the healthcare industry with a long-term orientation across provider, payor, distributor and medical product companies.

Our Strategies
We believe that our strategies include the following:
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Innovation: Unwavering commitment to leading edge technical innovation.   As the first semiconductor-based point-of-care ultrasound, the Butterfly iQ and iQ+ solution is a leading part of the medical imaging revolution. Through leveraging this novel technology, our solution can process and store high quality images that can then be transferred between systems, an interoperability valued by customers in today’s current market. We believe that with our current solution, we have created a new standard for medical imaging and we are focused on remaining on the leading edge of technical innovation. We believe our solution is only the first step in our development and we plan to continually improve this product and expand our product and service offerings. We recently launched the next-generation product Butterfly iQ+ in October 2020, which has improved image quality, durability, and new functionalities such as bi-plane and needle visualization through Needle VizTM technology and 3D scanning.

We plan to develop future applications, subject to appropriate marketing authorization, to leverage our unique hardware foundation and commitment to improving our software using AI including our planned applications: the “Butterfly iQ at Home” for remote patient monitoring, “Gen3 Butterfly Probe” for improved performance and image quality, and a “Butterfly Wearable,” which is currently envisioned as a wearable ultrasound patch or belt for remote monitoring of patients with chronic diseases. Simultaneously, we plan to enhance our device’s software capabilities, pursuing marketing authorizations as necessary, with new features such as anatomical labeling, image quality improvements, and further workflow automations, in order to more deeply integrate our platform with hospital systems. Additionally, our SDK allows users to create content and applications on our platform that, subject to validation and any necessary marketing authorization, can be deployed across all users, further enhancing our software offerings. In this way, our solution will continue to innovate naturally, as well as through our enhancements to our proprietary technology. In order to pave the way for the potential future at-home use of Butterfly iQ+ and other future form factors, we anticipate we will need to validate the at-home applications through focused clinical trials and also seek additional marketing authorizations.
We believe these hardware developments, along with our software enhancements and user education initiatives, will bring ultrasound to new markets and users. We believe that with our differentiated and continually expanding solution, we can drive user adoption in new markets. Beyond these hardware and software product roadmaps, we plan to use the “Butterfly Labs” innovation center to develop new innovative products, services and software applications, leveraging the company’s core technology and platform capabilities.
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Democratization: Enabling universal adoption of personal medical imaging.   We believe the mobility, ease-of-use, affordability, and interoperability of our solution offer a compelling and differentiated alternative to existing devices and have broad applicability across new areas of unmet need. With these differentiating characteristics, our solution not only provides a next generation alternative to legacy cart-based ultrasound systems, but expands the addressable market into a significant amount of new ultrasound scan settings. Our initial customers consist of primary care physicians, emergency doctors, and anesthesiologists, all of whom may have access to a shared ultrasound system, but purchase our product in order to have their own device to carry with them as they practice. Based on their interest and adoption of our solution, we view our global addressable market as 40 million healthcare practitioners, consisting of 12 million medical doctors and 28 million nurses and midwives, significantly greater than the $8 billion traditional ultrasound market.
We have only begun to penetrate this healthcare practitioner market and plan to continue to grow this through continually increasing adoption and maintaining high user retention. Initially, we have focused on the approximately three million medical practitioners across anesthesiology, primary care, medical education, emergency medicine, hospital medicine, musculoskeletal treatments, and urology as well as five million nurses in our core geographies. Currently, our device is commercially available in over 20 countries including the United States, Canada, Australia, New Zealand, throughout greater Europe and in parts of Latin America. With such a large addressable market, we believe we can expand successfully over time into geographies across Latin America and Asia, as well as other geographies in Europe, the Middle East and Africa.
We believe our device’s affordability (all-in hardware and software estimated cost of less than $3 per day over an illustrative 3 year ownership period with Butterfly’s individual user license software subscription), mobility, and ease-of-use, will drive further penetration and adoption in our existing markets and geographies. We believe our roadmap for product enhancements will supplement this penetration as well as provide avenues for expansion to new markets. One of our largest growth opportunities is the potential expansion into remote patient monitoring with wearable products and products designed for use in the home, subject to appropriate marketing authorizations. This potential market contains more than 100 million patients with chronic diseases in the United States alone, including more than 25 million patients in the United States with urinary incontinence, more than 5 million patients in the United States with congestive heart failure, and approximately 500,000 patients in the United States in need of regular dialysis. We believe that, subject to appropriate marketing authorization, once we enter into a future direct-to-consumer market, through further innovation and penetration we have the potential to expand our user base to other chronic diseases, as well as drive high customer adoption and retention. In addition, if we do enter the direct-to-consumer market, we anticipate that our SDK would help with adoption and retention: as users create applications, our platform would become more personalized to them, which could encourage consistent use. Eventually, as these applications are deployed across the whole user base, we believe this would create a cycle, leading to more product enhancement and drawing in more users. Ultimately, we strive to create a solution that will be the primary operating system for all ultrasound scanning.
We believe that through the penetration of the existing addressable market, and the potential subsequent expansion into new markets and geographies that currently do not use medical imaging technology, we can bring the adoption of medical imaging to greater scale than ever achieved before.
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Creating value socially, clinically, and economically.   Our mission is to democratize healthcare through providing access to medical imaging at an affordable cost. Because the Butterfly iQ+ is mobile and easy-to-use, healthcare practitioners can expand their use of ultrasound outside of traditional settings, increasing convenience for both practitioners and patients. Additionally, frequent and easier access to scanning has the potential to allow practitioners to detect malignancies earlier and thereby, recommend earlier medical intervention. This could improve health outcomes, while avoiding expensive treatments, generating economic value for both the patient and payor, which is aligned with the healthcare mega-trend of value-based care. As our device reaches new markets and new users and, with appropriate marketing authorizations, enables more direct interaction with patients, including remote patient monitoring, we believe this trend will accelerate, further improving outcomes and reducing costs. This reduction of costs has the potential to create economic value for the whole healthcare system across all clinical applications and markets where ultrasound scanning is used.

In addition to social impact, we believe our solution will also have significant clinical impact. Through our software solution, empowered by AI, users can upload scanned images to our HIPAA-compliant cloud, which has unlimited storage, links to hospital and office systems, and can be accessed from a desktop computer. This allows practitioners to access and transfer their scanned images in a seamless and secure way, leading to additional opportunities for observation and therefore, we believe, earlier diagnosis and treatment. Furthermore, our solution delivers billing codes directly in the user interface application following scanning, both enhancing practitioner compliance adherence and increasing revenue in fee-for-scan environments. In these ways, we believe the technology behind our solution and the data that it is able to gather can provide new and meaningful clinical insights.
Beyond optimizing care in developed markets, our solution has the potential to expand into markets and geographies that traditionally have restricted access to care, through its mobility, ease-of-use and affordability. By providing an imaging solution that can connect to practitioners remotely and backing this solution with continued clinical investment, we believe our solution can significantly increase access to healthcare, empowering healthcare practitioners to not only help their patients live safer and healthier lives but also provide medical imaging to patients who otherwise would not have access or could not afford it. We plan to reach these markets primarily through non-profits, non-government organizations (“NGOs”) and in some cases, military and paramedic channels. We believe the accessibility our solution brings could have a profound social impact on these markets.
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Obsessed by customer success, deploying differentiated channel go-to-market approaches.   Our primary focus is our users’ and customers’ satisfaction, which has yielded a strong net promoter score of 71 (USA). Word of mouth is the number one driver of sales currently. We intend to grow through providing excellent customer service coupled with our differentiated and evolving product offering. We have approximately 8 customer service representatives, dedicated to educating healthcare practitioners on the unique features of our solution, and we have also published numerous training videos and tutorials in response to frequently asked questions. We have invested heavily in building out and educating our salesforce and sales support teams, and plan to continue to do so, with the ultimate goal of creating an intuitive and informative customer experience. As we continue to grow, we plan to expand on our educational tools and resources for our customers to guide them in using our products. We believe that we can build a community of users around our solution to share insights, techniques, and new regulatory compliant ways of applying our solution, all of which we believe will continue to drive adoption and retention.

Furthermore, to increase customer accessibility to our device, we sell through multiple channels, including eCommerce; enterprise (direct); and distributor, veterinary and affiliates. With its interoperability, image transfer / storage, and mobility / remote-monitoring capabilities, our solution can integrate seamlessly into large health care systems, simplifying the enterprise workflow for scanning and increasing the effectiveness of the imaging ecosystem within the enterprise. This has helped us to build extensive relationships and with sales to or agreements with most of the top 100 U.S. healthcare systems, leading to many of our large volume enterprise (direct) sales. Additionally, our salesforce’s deep expertise in our solution has strengthened these relationships, as well as built relationships with several large affiliates and distributors, including Cardinal Health. These relationships have increased user accessibility to our solution and the breadth of our network.
As we continue to simplify enterprise workflow and develop relationships with larger health systems, we have experienced an increase in the proportion of our sales from enterprise sales compared to eCommerce. Because institutions often make decisions to purchase on a system-wide level, enterprise sales typically generate economies of scale with larger volumes and larger numbers of users, while also increasing user retention. The enterprise channel also yields a higher subscription price, which further increases our profitability on devices and subscriptions sold. We are working to continually shift volumes to the enterprise channel with the aim of ultimately using this as our primary channel, which may require increases in our sales force. We continue to enhance our software to further integrate our solution with health systems to simplify workflow and governance of their imaging ecosystem. Our unique ability to connect and govern traditional third party ultrasound systems gives enterprise customers a solution to the governance and workflow challenges that have limited the utilization and billing of point of care imaging devices. Enterprise customers deploying Butterfly’s solution benefit from a streamlined clinical workflow that reduces the exam documentation burden typically associated with traditional ultrasound systems and connects directly with customers’ electronic medical records (“EMRs”). By adopting Butterfly Enterprise software, customers can responsibly manage and drive maximum value from their fleets of point of care imaging devices.

During the nine months ended September 30, 2020, our device sales generate approximately 85.0% of our revenue, with our subscription revenue comprising the remaining 15.0%. As adoption of our devices increases through further penetration and healthcare practitioners in the Butterfly network continue to use our devices, we expect our revenue mix to shift toward subscriptions. Because the cost and associated expenses to maintain our software are less than the costs and associated expenses of manufacturing and selling our device, we anticipate an improvement in margin over time.
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Brilliance unified by mission: Extraordinary talent inspired and unified by our mission.   With over approximately 140 years of collective experience in healthcare and consumer end-markets among our executive officers and other senior management, our world-class management team is unified by our mission to democratize healthcare by making medical imaging accessible globally. We seek to execute at scale the vision of our Founder and Chairman, Dr. Jonathan Rothberg. He has dedicated his career to enabling breakthrough technologies to revolutionize healthcare, including a novel genome sequencing method brought to market through his company 454 Life Sciences and has founded more than 10 companies. Our incoming President and Chief Executive Officer, Todd M. Fruchterman, M.D., Ph.D. has extensive experience in the healthcare industry, most recently as Group President, Reliability Solutions at Flex Ltd., and prior to that in various leadership roles at 3M Company, including President and General Manager, Medical Solutions, the largest division of the company, and as President and General Manager, Critical & Chronic Care Solutions, Senior Vice President R&D, Regulatory Affairs, Chief Technology Officer, and Chief Medical Officer. Dr. Rothberg and Dr. Fruchterman are supported by a leadership team with many years of technology, consumer and healthcare experience at leading companies, including Amazon, MedStar Health, and Optum. We plan to continue to add talented and experienced members to our team and maintain our commitment to our mission of democratizing healthcare by making medical imaging accessible globally.

We are also supported by long-term investors that share this commitment to our mission. Longview’s Sponsor, an affiliate of Glenview, brings to Butterfly extensive public market experience in the healthcare industry with a long-term orientation across provider, payor, distributor and medical product companies. Longview is led by a team of investment professionals with 12 years average tenure of senior management. Our long-term investors include Baillie Gifford, The Bill & Melinda Gates Foundation and Fosun Industrial Co., Limited, and other investors that have invested in us to promote and enable our vision.
Finally, to enact our vision, we have developed strong relationships with healthcare institutions as we have sold to or have agreements with most of the top 100 United States health systems. We believe these institutions and our relationships with them are key elements that underpin our ability to achieve our mission. Together with these institutions, we have the potential to bring our imaging solution to millions of patients, reducing healthcare costs and improve outcomes on an enormous scale.
Industry & Market Opportunity
Medical imaging has existed for over 100 years with the purpose of effectively diagnosing and treating patients. The global ultrasound market has historically consisted of the legacy cart-based incumbents and more recently developed point-of-care / handheld devices. Built using expensive piezoelectric crystal technology, these legacy systems limit wider access and usage due to high upfront costs. Legacy cart-based incumbent devices that are used in traditional hospital systems have a mid-range price point of $45,000 to $60,000 per new system, in addition to burdensome maintenance or service contracts. These devices are often siloed within hospitals and health systems requiring referrals and coordination between different departments, and extensive training for the personnel that operate them, limiting utilization of these devices. Limited IT integration and interoperability capabilities have resulted in image archives that are difficult to move between systems, presenting yet another barrier to care coordination and optimization. The point-of-care / handheld competitors are less expensive than legacy cart-based systems, with price points ranging from $5,000 to $7,000 per probe, generally requiring two to three probes to cover a comparable range of cleared indications to the single probe Butterfly iQ+. Historically, these competitive point-of-care / handheld competitors lack the AI capabilities that the Butterfly iQ+ provides healthcare practitioners and are less core focal points of large capital equipment focused sales forces, which creates a unique opportunity for Butterfly to not only disrupt and take care in the existing market, but create and be the leader in new markets.

Between these legacy cart-based incumbent devices and the point-of-care / handheld competitors, the global ultrasound market in 2017 was valued at approximately $8 billion, consisting of $6 billion in equipment and $2 billion in services. This market is currently limited to traditional scan settings in developed markets, such as hospitals, niche doctor offices, and imaging centers. Per IHI Markit data, less than 3% of global ultrasound units are handheld devices. General Electric, Phillips, Canon Medical Systems (f/k/a Toshiba), Hitachi and Siemens Healthineers are the top five incumbent ultrasound players.
Through development of our proprietary technology, Butterfly is the first company to successfully put ultrasound on a semiconductor chip and connect it to an iPhone, tablet or Android for ease-of-use. This has allowed us to create a solution that has the potential to disrupt the current ultrasound market and significantly expand the total addressable market beyond its current limitations. Butterfly iQ+ takes a small form factor, allowing the user to transport the device anywhere. Butterfly iQ+’s price through our eCommerce website is $1,999 per device and when factoring in an illustrative single-user software subscription license over a three year period is estimated to be less than $3 per day, which enables a material return on investment for healthcare practitioners given common pre-existing CPT codes ranging from $20-150. Finally, Butterfly’s software harnesses AI designed to drive ease-of-use for image acquisition, improve analysis, guide and educate healthcare practitioners, and provide quality control. Butterfly iQ is designed to be intuitive and greatly reduces the amount of training needed for operation, thereby expanding the ultrasound user base to non-experts, and eventually to patients directly, subject to clearance of at-home uses by the appropriate regulatory authorities. We believe the mobility, affordability, and ease-of-use characteristics of the device will empower users to operate the Butterfly iQ device outside traditional scan settings, such as pre-hospital environments, urgent care clinics, long-term care and rehabilitation centers, dialysis centers, ambulatory surgery centers, veterinary clinics, and potentially, the home, all in both developed and emerging markets. We believe that the Butterfly iQ can greatly increase accessibility to medical imaging and enable the development of new ultrasound markets with expanded users (practitioners and patients) and scan settings globally that are uncommon or nonexistent today.
By increasing accessibility to medical technology outside of traditional settings, Butterfly iQ has the potential to significantly expand the current total addressable market for medical imaging. We believe there is strong interest from healthcare practitioners to utilize handheld ultrasound devices in their day-to-day work, as primary care practitioners represent our largest group of users. We believe the Butterfly iQ device has the potential to reach up to 40 million global healthcare practitioners, across both developed and emerging markets. Of the approximately 40 million global healthcare practitioners, we view a subset of approximately eight million as our initial target market, which is comprised of approximately three million medical doctors across anesthesiology, primary care, medical education, emergency medicine, hospital medicine, musculoskeletal, and urology, as well as approximately five million nurses, defined as one-third of the nurses and midwives, all within our core geographies of North America, Asia, Europe and Latin America. Beyond this initial market, we believe there are approximately nine million additional medical doctors (12 million total) and approximately 23 million additional nurses (approximately 28 million total) that would benefit from use of handheld ultrasound devices.
Furthermore, as patient-focused, value-based care delivery models continue to scale, we believe handheld ultrasound devices will find a potential market with at-home medical personnel and, subject to appropriate marketing authorizations, with patients directly.

40M+ Global Healthcare Practitioners
Addressable Populations
Medical Doctors
~12M 1
3M+ Initial 2
Nursing
28M+ 3
5M+ Initial Target 4
Wearables
>100M Chronic Patients in the US Alone 5
25M+ Urinary Incontinence
5M+ Chronic Heart Failure (CHF)
~0.5M Dialysis
Time

Sources:

1. Per WHO World Health Report Global Medical Doctors
2. Comprised of Anesthesiologists, Primary Care Physicians, Medical Schools, Emergency Medicine, Hospital Medicine, Musculoskeletal, and Urology Healthcare Practitioners in core geographies where the company is pursuing commercial efforts
3. Per WHO World Health Report Global Nurses and Midwives
4. Comprised of 1/3 of nurses and midwives in core geographies where the company is pursuing commercial efforts
5. Per CDC 2009 Power of Prevention, in 2005 133M Americans had at least one chronic illness. Per the Lancet, by 2020 157M US citizens were predicted to have more than one chronic condition, with an estimated 81M having multiple conditions

Products & Services
Butterfly provides a complete solution to address an unmet need in point-of-care medical imaging through a unique combination of hardware and software services. Our hardware is powered by the first and only currently available ultrasound on a semiconductor chip. Our software addresses the traditional ease-of-use challenges and the complex clinical workflow throughout a patient’s care pre-and post-examination. Our integrated system with EMRs provides healthcare practitioners with a tool that enables fast and confident clinical decision-making.

Affordable Ultrasound Imaging
Devices
Cloud/Telemedicine
Deep Learning
Edu Content
Clinical Data
Easy to Use
Connected

As a diagnostic tool with broad applicability across numerous medical specialties, Butterfly iQ+ has the potential to serve as the go-to device for healthcare practitioners in determining approaches to treatment. We believe there is strong applicability for ultrasound devices across anesthesiology, primary care, medical education, emergency medicine, hospital medicine, musculoskeletal, and urology. Historically, technology and excessive costs have limited the use of ultrasound devices. As new technology has catalyzed the mobility and ubiquity of medical imaging, the range of uses for ultrasound devices has greatly expanded. This momentum is supported by clinical evidence that shows that use of ultrasound devices in this modality can improve patient health outcomes, while significantly lowering the cost of care. The high cost of ultrasound imaging has deterred some medical professionals from utilizing these devices to prevent the unnecessary costs on providers or patients. However, the Butterfly iQ device offers providers the use of these images at a low cost that may promote early detection of patient malignancies that, in turn, reduces costs for providers and a reduces the need for external imaging, specialist referrals, and emergency room visits. High-risk patients who suffer from congestive heart failure and pulmonary diseases will be able to receive regular ultrasound imaging at a low cost, which is associated with reduced emergency visits and overall patient costs.
Our Ultrasound-on-Chip™ technology enables whole-body complete ultrasound imaging with a single probe, as the Butterfly iQ and iQ+ have a frequency range that enables our device to produce ultrasound imaging anywhere on the body. Our solution is the only ultrasound transducer that can perform whole-body imaging in a single handheld probe using semiconductor technology. In addition, the 60 year-old piezoelectric crystal technology used in existing devices that has been less affordable and has not been able to achieve the same versatility or system interoperability. Because our device is portable, practitioners can easily carry this device with them, providing access to ultrasound virtually anywhere. While currently our device is used in traditional scan settings, such as hospitals, imaging centers, and physicians’ offices, we believe our device’s mobility will enable expansion to pre-hospital settings, urgent care clinics, long-term care and rehabilitation centers, dialysis centers, ambulatory surgery centers, veterinary clinics, and, subject to marketing authorization, homes.
We currently sell the Butterfly iQ+ device at a cost of $1,999 through our eCommerce website, with an optional accompanying software membership at various prices depending on the type of subscription. We offer a Pro subscription for $420 per year with one user license included, a Pro Team subscription for $1,200 per year with five user licenses included, and an enterprise subscription with tiered level pricing. We also sell accessories that supplement our device, including a carrying case, charger (complimentary with the purchase of the device), holster, and cable accessories. We have been selling the first generation Butterfly iQ since 2018 and we launched the second generation Butterfly iQ+ in October 2020.

Butterfly iQ utilizes a novel and proprietary Ultrasound-on-Chip™ technology that enables a whole body complete imaging solution with a single probe

1. U.S. only
2. 200+ issued and 500+ pending, across 190+ patent families
3. Based on number of countries Butterfly device is shipped

Our Butterfly iQ+ device connects directly to an iPhone or Android smartphone and tablet to provide its imaging and software features for more than two consecutive hours and charges to full battery in approximately five hours. Our proprietary software harnesses AI designed to drive ease-of-use for image acquisition and improved analysis, further used to guide and educate practitioners, as well as provide quality control. The Butterfly iQ+ has 20 pre-set settings generated in part with AI that optimize images obtained from scanning different areas of the body. Within the Butterfly application, users can utilize five imaging modes, including B-Mode, Color Doppler, M-Mode Power Doppler and Pulsed Wave Doppler, as well as additional measuring tools and obstetrician calculations. These features allow healthcare practitioners to perform surface area and volume measurements on the anatomical objects that are imaged and can use color Doppler to identify movement of fluid, similar to features provided by legacy products in the market. For the obstetric clinicians, the device tools can perform gestational age and amniotic fluid index calculations. We believe these pre-set settings and intuitive operation features through smartphones will enable healthcare practitioners who are not medical imaging experts to adopt our device, expanding our user base beyond the traditional, limited ultrasound user base. This traditional base of ultrasound users has been limited because existing ultrasound devices often require unique environments and extensive training to operate, while the Butterfly iQ+ device can be used by general and other healthcare practitioners across the healthcare industry.

Open Imaging Ecosystem: Devices, Content, SAAS

Software Services

- Image Storage (PACS) & Collaboration
- Enterprise Workflow & Analytics
- Telemedicine
- Educational Community

AI

Collective Intelligence Powered AI

Assistance and Interpretation Apps

Developer SDK

Predictive Analytics for Clinical Decision Support

Content

Secure Clinical Data & Educational Materials

Ultrasound Images, Annotations, Tutorials

Devices

Ultrasound on a Chip Platform

2D, 3D

API & SDK

3D Bladder scan with AI-based Auto Bladder Volume tool /
Education and Image Storage /
Color Doppler tool

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Through our software subscription options, users can upload scanned images to our HIPAA-compliant cloud, which has unlimited storage and links to hospital and office systems, allowing for seamless transfer of images that can also be accessed from a desktop computer. As telemedicine continues to make headway through our healthcare system, our software application features TeleGuidance, which is the world’s first integrated ultrasound telemedicine platform. This tool, if eventually approved, would allow a remote, trained healthcare practitioner to view the ultrasound imaging through the smartphone application and live video. Our platform also features education tools to enable users to quickly gain proficiency in conducting exams. As we continue to expand on these features, our software updates are implemented real-time, equipping users with new features and techniques with each update.
Our Butterfly iQ+ device is competitively priced at $1,999 per device through our eCommerce website, and combined with our standard single-user software license, the total estimated cost of use amounts to a daily average of less than $3, assuming an illustrative 3 year ownership period. This compares to the cost of $5,000 to $7,000 per device for point-of-care / handheld competitors, generally requiring two to three probes to cover a comparable range of cleared indications to the single probe Butterfly iQ+, and pricing of legacy cart-based incumbents, which are $5,000 to $30,000 per new device on the low end and can be as much as $100,000 to $250,000 per new device on the high end, before service and maintenance fees. Additionally, the Butterfly iQ+ device’s remote capabilities, interoperability with other systems, ease-of-use, and affordability allow trained practitioners to perform ultrasounds from any location where healthcare is provided and we believe will eventually increase the user base to consumers and non-experts should the appropriate marketing authorizations be obtained for such intended uses, in accordance with our mission to democratize healthcare by increasing accessibility to medical imaging. We believe this user base expansion and subsequent adoption is our largest growth driver and represents the forefront of a medical imaging revolution.
Furthermore, we believe our device’s ability to perform ultrasound outside of traditional environments and by non-expert users will allow for prevention and earlier detection and enable healthcare practitioners outside of traditional environments to use ultrasound to make more precise diagnosis of malignancies. This provides patients with faster access to treatment, ultimately reducing cost and improving patient health outcomes. The reduced cost will also result from lower-cost medical professionals performing diagnosis, enabled by the device’s intuitive user interface. We believe our device is also more convenient for patients, as the device can be brought to the patient at the bedside (or, subject to future marketing authorizations, to their home), thereby reducing or eliminating patient wait times while providing secure patient image access. With our device’s differentiating characteristics, we believe our business is aligned with long-term healthcare mega-trends, most notably the acceleration of value-based and patient-centric approach to care.
We believe that the software and analytics capabilities of our solution coupled with the next generation Butterfly iQ+ device empowers smarter and expanded scanning and compliant coding and documentation that can generate both incremental revenue for healthcare systems and independent practitioners, but also reduce costs for payers from earlier detection and prevention of adverse downstream events due to suboptimal care decisions or treatment complications. The Butterfly iQ+ leverages pre-existing, routine CPT codes that enable healthcare providers and practitioners to obtain per-scan reimbursement in the specialties of anesthesiology, cardiology, critical care, emergency medicine, endocrinology and ultrasound-guided procedures. We intend to pursue incremental, new or expansionary CPT codes for reimbursement in future scan categories and categories concurrent to support the successful go-to-market strategy of the product pipeline.
Product Roadmap
Our product roadmap will continue to position us as a leading disruptor in the medical imaging market and remote patient monitoring market, which we believes consists of over 100 million patients in the United States alone. As the first semi-conductor based point-of-care ultrasound, the original Butterfly iQ product launched in 2018 was a differentiated product. We plan to continually improve this product, which will allow us to continue to innovate up the performance curve. A first step to this was the launch of the next-generation product Butterfly iQ+ in 2020, which has improved image quality, industry-leading durability, and new functionalities such as bi-plane needle visualization through Needle VizTM technology and 3D scanning.
We expect that future applications, subject to marketing authorization, will leverage our unique hardware foundation and AI and may include the “Butterfly iQ at Home” for remote patient monitoring, “Gen3 Butterfly Probe” with enhanced performance and improved image quality, and a “Butterfly Wearable,” which is currently being developed as a wearable ultrasound patch or belt and is expected to be designed for remote monitoring of patients with chronic diseases.
In addition to our hardware innovations, we employ a team of computer scientists focused on developing software features that enhance our device’s user interface and increase ease-of-use to continue to expand our user base. Through our intuitive features and continued user education initiatives, we expect to generate high adoption rates among healthcare practitioners and further expand our user base into the patient’s home subject to obtaining the appropriate marketing authorizations. Furthermore, we believe our SDK will continue to drive additional enhancements generated by our user base, simultaneously increasing the applicability of our solution and driving adoption and retention in our addressable market.
Beyond these hardware and software product roadmaps, we plan to use the “Butterfly Labs” innovation center to develop new innovative products, services and software applications, leveraging the company’s core technology and platform capabilities. Through this product development, we believe we will be positioned to remain on the forefront of medical imaging with a continued focus on increasing accessibility, allowing us to fulfill our mission of democratizing healthcare by making medical imaging available to everyone around the world.
Product Development Roadmap
Our People
We were founded in 2011 by Dr. Jonathan Rothberg. Our mission is to democratize healthcare and to make medical imaging accessible to everyone around the world by using our proprietary technology.
Dr. Rothberg and our business have been recognized for leadership. Dr. Rothberg is a serial entrepreneur who received the Presidential Medal of Technology & Innovation in 2016 for inventing a novel next generation DNA sequencing method and has founded more than 10 healthcare/technology companies, including 454 Life Sciences, Ion Torrent and CuraGen. We have raised over $400 million in equity investments and partnership milestones from leading institutional investors, including Baillie Gifford, and strategic partners, including the Bill & Melinda Gates Foundation.
We believe that our people are the reason for our success and we have organized ourselves to maximize productivity and performance. We maintain a high bar for talent and actively work to build diversity within our workforce.
As of November 1, 2020, we had 228 employees. None of our employees are represented by a labor union or are subject to a collective bargaining agreement.
Sales and Marketing
Marketing and Brand Building
Butterfly’s marketing efforts are focused on developing a strong reputation with healthcare providers and increasing awareness of its products and services. In addition to print and digital advertising, positive feedback about the Butterfly iQ+ among practitioners has historically been a significant driver of sales, as healthcare practitioners share their appreciation for the Butterfly iQ and Butterfly iQ+ within their medical communities, yielding a strong net promoter score of 71 (USA). Butterfly has conducted customer outreach and marketing through articles and other media coverage about its products. Butterfly markets its products through its targeted sales organization, which is engaged in sales efforts and promotional activities primarily to health systems or institutions. Outside of the United States, Butterfly markets its products directly to healthcare institutions and through eCommerce. In the United States, Butterfly sells to or has agreements in place with most of the largest 100 U.S. healthcare systems.
Butterfly uses a variety of marketing tools to drive adoption, ensure continued usage and establish brand loyalty for its devices and software. Butterfly recognizes the importance of the role of education in accelerating adoption of its products by those medical professionals without existing ultrasound skills. To that end, it has hired a renowned point-of-care ultrasound (“POCUS”) educator to lead team expansion and offerings to include didactic, synchronous and asynchronous coaching, quality as a service and a formal learning management system to track clinicians’ progress. In addition to creating awareness of the benefits of its hand-held ultrasound device and the advantages of its technology for healthcare providers and patients, Butterfly engages customer service representatives who are dedicated to educating practitioners on the unique features of Butterfly’s device and software and who have published numerous training videos and tutorials in response to frequently asked questions.
Sales
The Butterfly iQ+ is commercially available in over 20 countries, including the United States, Canada, Australia, New Zealand, throughout greater Europe and in parts of Latin America. We believe the Butterfly iQ device has the potential to reach up to 40 million global healthcare practitioners, across both developed and emerging markets. Of the approximately 40 million global healthcare practitioners, we view a subset of approximately eight million as our initial target market, which is comprised of approximately three million medical doctors across anesthesiology, primary care, medical education, emergency medicine, hospital medicine, musculoskeletal, and urology, as well as approximately five million nurses, defined as one-third of the nurses and midwives, all within our core geographies of North America, Asia, Europe and Latin America. Beyond this initial market, we believe there are approximately nine million additional medical doctors (12 million total) and approximately 23 million additional nurses (approximately 28 million total) that would benefit from use of handheld ultrasound devices. We believe the mobility, affordability, and ease-of-use characteristics of the device will empower users to operate the Butterfly iQ device outside traditional scan settings, such as pre-hospital environments, urgent care clinics, long-term care and rehabilitation centers, dialysis centers, ambulatory surgery centers, veterinary clinics, and subject to future marketing authorizations, the home, all in both developed and emerging markets.
One of our largest growth opportunities is the potential expansion into remote patient monitoring with wearable products and products designed for use in the home, subject to obtaining appropriate marketing authorizations. This potential market contains more than 100 million patients with chronic diseases in the United States alone, including more than 25 million patients in the United States with urinary incontinence, more than 5 million patients in the United States with congestive heart failure, and approximately 500,000 patients in the United States in need of regular dialysis.
Butterfly iQ+ is commercially available in over 20 countries, including the United States, Canada, Australia, New Zealand, throughout greater Europe and in parts of Latin America. Butterfly’s commercialization strategy is predicated on three primary channels:
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an eCommerce website through which Butterfly sells the Butterfly iQ+ to healthcare practitioners in these geographies;

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a targeted enterprise sales force focused on direct, large-volume sales to large healthcare system-wide implementations in the United States and in select markets; and

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distributors, veterinary and affiliates to unlock additional channels to supplement Butterfly’s direct and eCommerce sales.

Butterfly’s eCommerce channel is focused on building awareness of Butterfly’s brand, attracting qualified traffic to Butterfly’s website and converting healthcare practitioners who visit the website to customers that purchase Butterfly’s products. The sales cycle through Butterfly’s eCommerce channel is short and simple, where a potential user’s positive purchase intent is followed immediately by a purchase. For sales to individuals, Butterfly’s eCommerce channel replaces the need for a sales force. By contrast, Butterfly’s large-volume enterprise sales reflect a complex, multi-step sales cycle involving many parties and components, including sales and integration support and customer service personnel. Sales through distributors entails Butterfly’s development of relationships with parties to whom Butterfly can delegate its sales in its target markets.
As we continue to simplify enterprise workflow and develop relationships with larger health systems, we have experienced an increase in the proportion of our sales from enterprise sales compared to eCommerce. Because institutions often make decisions to purchase on a system-wide level, enterprise sales typically generate economies of scale with larger volumes and larger numbers of users, while also increasing user retention. The enterprise channel also yields a higher subscription price, which further increases our profitability on devices and subscriptions sold. We are working to continually shift volumes to the enterprise channel with the aim of ultimately using this as our primary channel, which may require increases in our sales force.
During the nine months ended September 30, 2020, our device sales generate approximately 85.0% of our revenue, with our subscription revenue comprising the remaining 15.0%. As adoption of our devices increases through further penetration and healthcare practitioners in the Butterfly network continue to use our devices, we expect our revenue mix to shift toward subscriptions. Because the cost and associated expenses to maintain our software are less than the costs and associated expenses of manufacturing and selling our device, we anticipate an improvement in margin over time.
In terms of geographic markets, for the fiscal year ended December 31, 2019, a substantial majority of Butterfly’s revenues were derived from sales to customers based in the United States (87% in the year ended December 31, 2019). Butterfly aims to further expand its international customer base in the future. We believe our differentiated Butterfly iQ handheld device and our growing user base of Butterfly iQ practitioners, with sales to or agreements with most of the top 100 U.S. healthcare systems and across more than 40 countries, position us well to compete in the existing ultrasound market and to potentially expand into emerging markets.
Butterfly continues to develop its sales and marketing organization, which consists of a dedicated sales team complemented by a marketing team as well as sales and marketing support personnel. Butterfly’s sales force (including marketing, sales and sales and marketing support personnel) as of December 31, 2019, consisted of 69 persons, 64 of whom were located in the United States and five of whom were located in Europe and Australia.
Manufacturing
Butterfly’s iQ products are built using both custom-made and off-the-shelf components supplied by outside manufacturers and vendors located in China, Taiwan and Thailand. One key custom-made component in Butterfly’s IQ probe is the transducer module for the printed circuit board of the chip. The majority of the other components for the Butterfly iQ probe are off-the-shelf.
Butterfly purchases some of its components and materials used in manufacturing, including the transducer module, from single sources. Although Butterfly believes that alternatives would be available, it would take time to identify and validate replacement components, which could negatively affect Butterfly’s ability to supply its products on a timely basis. Butterfly cannot give assurances that any alternative supplier would be able to recreate the manufacturing processes currently in use. To mitigate this risk, Butterfly typically carries a significant inventory of critical components.
All of Butterfly’s iQ probes are manufactured, tested, shipped and supported by Benchmark Electronics, Inc. from its facilities in Thailand. Butterfly believes that this manufacturing strategy is efficient and conserves capital. However, in the event it becomes necessary to utilize a different contract manufacturer for its iQ products, Butterfly would experience additional costs, delays and difficulties in doing so, and Butterfly’s business could be harmed.
Key Agreements
Foundry Service Agreement with Taiwan Semiconductor Manufacturing Company Limited
Butterfly entered into a Foundry Service Agreement (the “FSA”) with Taiwan Semiconductor Manufacturing Company Limited (“TSMC”), as amended, under which TSMC agreed to manufacture integrated circuits used for the semiconductor chips in Butterfly’s probes. The FSA provides for Butterfly to place purchase orders with TSMC, which are not binding until accepted by TSMC. The FSA also provides for TSMC to use commercially reasonable efforts to support Butterfly for Butterfly’s products to be manufactured at TSMC and for Butterfly to meet minimum purchase obligations. Under the agreement, Butterfly prepaid an amount to TSMC to be used against a portion of the purchase price for future purchases once the prepayment amount is reached. To the extent Butterfly fails to fulfill its monthly wafer consumption requirement, TSMC has the right to deduct the shortfall from payments made by Butterfly to TSMC. In addition, Butterfly is required to buy back from TSMC unused raw wafers that TSMC purchases from its supplier.
The FSA also provides that TSMC will indemnify Butterfly for intellectual property infringement or misappropriation claims against Butterfly related to the wafer manufacturing process and that Butterfly will indemnify TSMC for any intellectual property infringement or misappropriation claims arising from TSMC’s compliance with Butterfly’s instructions, specifications, designs or requirements to manufacture, sell, or ship the wafers or arising from any harm caused by Butterfly’s medical device products.
The FSA’s initial term expires on December 31, 2022, subject to automatic renewal for successive two-year terms unless terminated by either party upon three months’ notice prior to the end of the then-current term. The FSA may also be terminated by written notice at any time upon the bankruptcy or insolvency of or upon or after a material breach by the other party. After the initial two-year term, either party may terminate the FSA immediately, with or without cause, by giving the other party 12 months prior written notice of termination. TSMC may terminate the FSA if Butterfly does not place a purchase order for a period of 12 consecutive months or upon certain change of control transactions, including a merger, consolidation or other change of control or similar transactions of Butterfly involving a semiconductor provider.
In connection with the FSA, Butterfly and TSMC developed a propriety manufacturing process and continue to collaborate on manufacturing process improvements.
Manufacture and Supply Agreement with Benchmark Electronics, Inc.
In October 2015, Butterfly entered into a Manufacture and Supply Agreement with Benchmark, which was amended in August 2019 (the “MSA”). Under the MSA, as amended, Benchmark agreed to manufacture Butterfly’s products pursuant to binding purchase orders, as well as non-binding forecasts. The parties have agreed to meet periodically regarding any minimum order quantities under the MSA.
Under the terms of the MSA, Butterfly granted Benchmark a non-exclusive, non-transferable, revocable, fully-paid, royalty-free license, without the right to sublicense, to use Butterfly’s technology solely to manufacture Butterfly’s products. The MSA provides that Butterfly will own any right, title and interest in any improvements or modifications to Butterfly’s technology made in the course of performance of Benchmark’s obligations under the MSA. Butterfly and Benchmark also agree to indemnify each other against certain third-party claims.
The MSA has an initial three-year term and will renew automatically for additional two-year terms unless either party gives 180 days’ prior written notice before the end of the then-current term to the other party electing not to renew the agreement. The MSA or any purchase order under the MSA may be terminated by either party for convenience upon 90 days’ prior written notice to the other party. The MSA may also be terminated by either party by written notice upon the occurrence of (i) a breach by the other party under the agreement which is not cured within 30 days after written notice by the terminating party, (ii) other party becomes insolvent, dissolves, liquidates or ceases to conduct business or (iii) the occurrence of payment-related breaches. Benchmark may also terminate the agreement upon the filing of any petition against Butterfly under bankruptcy or similar laws, where such petition is not vacated within 10 days via court order.
Distribution Agreement with Cardinal Health 105, Inc.
In July 2018, Butterfly entered into a Distribution Agreement with Cardinal Health 105, Inc. (“Cardinal Health”). Under the Distribution Agreement, Butterfly is responsible for delivery of its products to Cardinal Health’s facilities, and Cardinal Health acts as the distribution agent and authorized distributor of record of Butterfly’s products to Butterfly’s customers, including, but not limited to, wholesalers, specialty distributors, physicians, clinics, hospitals, pharmacies and other healthcare providers in the United States. Under the Distribution Agreement, Butterfly provides Cardinal Health with forecasts of the volume of Butterfly’s products to be handled and distributed by Cardinal Health. Butterfly makes payments to Cardinal Health for its distribution services pursuant to a fee schedule.
The initial term of the Distribution Agreement expired in August 2020. The Distribution Agreement is subject to automatic renewal for additional successive two-year terms unless Butterfly terminates the agreement upon 90 prior written days’ notice or Cardinal Health terminates the agreement upon written notice of non-renewal to Butterfly at least 180 days prior to the end of a term. Either party may terminate the Distribution Agreement upon (i) the other party’s entry into bankruptcy proceedings, receipt of a bankruptcy order that is not discharged within 30 days, or similar events, or (ii) a material breach by the other party that is not cured within 30 days after the non-breaching party gives written notice. Additionally, if Butterfly breaches its payment obligations under the Distribution Agreement and such breach is not cured within 15 days after Cardinal Health provides written notice of non-payment, Cardinal Heath may terminate the agreement upon 90 days’ prior written notice.
Intellectual Property
Protection of Butterfly’s intellectual property is a strategic priority for its business. Butterfly relies on a combination of patents, trademark, copyright, trade secret and other intellectual property rights protection and contractual restrictions to protect Butterfly’s proprietary technologies.
The patents owned and in-licensed by Butterfly are generally directed to the architecture of Butterfly’s ultrasonic imaging devices, Butterfly’s microfabricated ultrasonic transducers and machine learning for ultrasound applications. Butterfly has developed a portfolio of issued patents and pending patent applications directed to commercial products and technologies for potential development. Butterfly believes that its intellectual property is a core strength of its business, and its strategy includes the continued development of its patent portfolio.
Butterfly iQ, iQ+ and Related Technology
As of November 1, 2020, Butterfly owned approximately 275 issued patents and approximately 537 pending patent applications. Of Butterfly’s approximately 275 issued patents, approximately 81 were issued U.S. utility patents and approximately 24 were issued U.S. design patents. Of Butterfly’s approximately 537 pending patent applications, approximately 155 were pending U.S. utility patent applications and approximately 19 were pending U.S. design applications. In addition, Butterfly owned approximately 170 issued patents in foreign jurisdictions, including Australia, Canada, Europe, Japan, China, Taiwan and Korea,

and approximately 363 pending patent applications in foreign jurisdictions, including Australia, Canada, Europe, Japan, China, Taiwan, Korea and India, corresponding to the foregoing. In total, Butterfly owns approximately 175 patent families generally directed to its ultrasound products, including manufacturing, circuit components, and add-on features. These issued patents and pending patent applications (if they were to issue as patents) have expected expiration dates ranging between 2030 and 2040.
In addition to patents, Butterfly also relies on trade secrets, technical know-how and continuing innovation to develop and maintain its competitive position. Butterfly seeks to protect its proprietary information and other intellectual property by generally requiring its employees, consultants, contractors, suppliers, outside scientific collaborators and other advisors to execute non-disclosure and assignment of invention agreements on commencement of their employment or engagement. Agreements with Butterfly’s employees also forbid them from using or incorporating the proprietary rights of third parties during their engagement with Butterfly. Butterfly also generally requires confidentiality or material transfer agreements from third parties that receive Butterfly’s confidential data or materials.
License Agreements
Butterfly has entered into exclusive and non-exclusive licenses in the ordinary course of business relating to its technologies or other intellectual property rights or assets.
Exclusive (Equity) Agreement with Leland Stanford Junior University
In June 2013, Butterfly entered into an Exclusive (Equity) Agreement (the “Stanford Agreement”) with the Board of Trustees of the Leland Stanford Junior University (“Stanford”). Pursuant to the Stanford Agreement, Stanford granted Butterfly a co-exclusive, worldwide license to make, have made, use, import, offer to sell and sell products covered by patent rights to Stanford’s wafer bonding technology. The rights licensed to Butterfly are for ultrasound applications using the wafer bonding technology excluding certain applications, and the license remains exclusive, except for certain non-exclusive applications, until the earlier of December 23, 2023 or the seventh anniversary of the first sale of any product using the licensed technology, and thereafter will be nonexclusive until the last licensed patent expires. The last licensed patent is currently expected to expire in 2030. The rights licensed to Butterfly, except for the non-exclusive applications, are sublicensable during such exclusive term, subject to Butterfly’s continued development or sale of the products using the technology licensed under the agreement and, following the exclusive term, subject to Stanford’s prior approval. The Stanford Agreement outlines certain milestones to be met by Butterfly in connection with the development and sales of these products.
Under the terms of the Stanford Agreement, Butterfly paid a one-time, non-refundable upfront royalty fee. Butterfly is required to pay Stanford low single-digit royalties on all net sales of products that use the licensed technology, as well as a portion of any sublicensing revenues, during the term of the Stanford Agreement and if certain products using the licensed technology are made, used, imported, or offered for sale before the date the Stanford Agreement terminates, and those products are sold after the termination date, Butterfly will pay Stanford an earned royalty for its exercise of rights based on the net sales of those products. Butterfly is also obligated to pay Stanford annual license maintenance fees, which are fully creditable against any royalty payments made by Butterfly for such year. Butterfly is also required to provide Stanford with periodic reports documenting its progress toward the development and commercialization of products using the licensed technology. Stanford is responsible under the agreement for preparing, filing and prosecuting patent claims and for maintaining the patents pertaining to the licensed technology.
Stanford may terminate the agreement in the event that Butterfly is materially delinquent on any payment, fails to diligently develop and commercialize a product incorporating the licensed technology, materially misses a milestone under the agreement, is in material breach of any substantive provision under the agreement, or knowingly provides any false report or is materially delinquent on any report, in each case which is not remedied within cure period. In addition, if Butterfly is not diligently developing and commercializing such a product incorporating the licensed technology, materially misses a milestone or knowingly provides a false report or is delinquent on any report, and Butterfly does not cure, the agreement shall not terminate, but it remains subject to termination by Stanford and the license shall convert to a non-exclusive license. Butterfly may terminate the agreement at any time upon at least 30 days’ prior written notice. Upon termination of the agreement, all rights to the licensed technology revert to Stanford. Butterfly’s obligation to pay royalties accrued or accruable survives any termination or expiration of the agreement.
Government Regulation
The diagnostic medical devices that Butterfly manufactures and distributes are subject to regulation by numerous regulatory bodies, including the FDA and comparable international regulatory agencies. These agencies require manufacturers of medical devices to comply with applicable laws and regulations governing the development, testing, manufacturing, packaging, labeling, marketing and distribution of medical devices. Devices are generally subject to varying levels of regulatory control, the most comprehensive of which requires that a clinical evaluation program be conducted before a device can be approved for marketing and commercial distribution. In addition, healthcare regulatory bodies in the United States and around the world impose a range of requirements related to paying for medical devices and the procedures in which they are used, including laws intended to prevent fraud, waste, and abuse of healthcare dollars.
U.S. Laws and Regulations
At the federal level, Butterfly’s diagnostic ultrasound products and certain accessories are medical devices subject to extensive and ongoing regulation by the FDA. Under the Federal Food, Drug and Cosmetic Act, referred to as the FDCA, and its implementing regulations, the FDA regulates product design and development, pre-clinical and clinical testing, pre-market clearance, authorization or approval, establishment registration and product listing, product manufacturing, product packaging and labeling, product storage, advertising and promotion, product distribution, recalls and field actions, servicing and post-market clinical surveillance. Some of Butterfly’s products are also subject to the Radiation Control for Health and Safety Act, administered by the FDA, which imposes performance standards and record keeping, reporting, product testing and product labeling requirements for electronic products that emit radiation, such as x-rays, although diagnostic ultrasound products like Butterfly’s are subject only to a limited portion of those requirements. A number of U.S. states also impose licensing and compliance regimes on companies that manufacture or distribute prescription devices into or within the state.
In addition, the commercialization and use of Butterfly’s devices in the United States is subject to regulation by the U.S. Department of Health and Human Services (“HHS”) and state agencies responsible for reimbursement and regulation of payment for health care items and services. Federal laws and regulations apply primarily in connection with government payer programs such as the Medicare and Medicaid programs, but state laws apply more broadly, encompassing health care items and services covered by private payers. At the state and federal level, the government’s interest is in regulating the quality and cost of health care and protecting the independent clinical judgment of licensed healthcare providers.
The FDA and the Federal Trade Commission (“FTC”) also regulate the advertising and promotion of Butterfly’s products to ensure that any claims made in commerce are consistent with the products’ regulatory clearances, that there is scientific data to substantiate the claims being made, that the advertising is neither false nor misleading, and that patient or physician testimonials or endorsements Butterfly or its agents disseminate comply with disclosure and other regulatory requirements. In general, medical device manufacturers and distributors may not promote or advertise their products for uses not within the scope of a given product’s intended use(s), make unsupported safety and effectiveness claims, or use third parties to make claims about the product that the manufacturer/distributor could not lawfully make itself.
FDA Regulation of Medical Devices
The FDA classifies medical devices into three classes based on risk. Regulatory control increases from Class I (lowest risk) to Class III (highest risk). The FDA generally must clear or approve the commercial sale of most new medical devices that fall within product categories designated as Class II and III. Commercial sales of Class II (except for Class II devices exempt from pre-market notification requirements) and Class III medical devices within the United States must be preceded either by a pre-market notification and clearance pursuant to Section 510(k) of the FDCA (Class II) or by the granting of a pre-market approval (“PMA”) (Class III), after a pre-market application is submitted. Both 510(k) notifications and PMA applications must be submitted to FDA with user fees (over $12,000 for a 510(k) and $365,000 for a PMA in FY 2021), although reduced fees for small businesses are available. Class I devices are generally exempt from pre-market review and notification, as are some moderate-risk Class II devices. All classes of devices must comply with FDA’s QSR, establishment registration, medical device listing, labeling requirements, and MDR regulations, which are collectively referred to as device general controls. Class II devices may also be subject to special controls such as performance standards, post-market surveillance, FDA guidelines or particularized labeling. Some Class I and Class II devices can be exempted by regulation from the requirement of compliance with substantially all of the QSR.
A 510(k) pre-market notification must contain information sufficient to demonstrate that the new device is substantially equivalent to a device commercially distributed prior to May 28, 1976 or to a device that has been determined by the FDA to be substantially equivalent to such a so-called “pre-amendments” device. To obtain 510(k) clearance for a non-exempt Class II device, Butterfly must submit a pre-market notification to the FDA demonstrating that its product is substantially equivalent to such a predicate device. The FDA’s 510(k) clearance process generally takes from three to twelve months from the date the application is submitted, but it may take longer if the FDA has significant questions or needs more information about the new device or its manufacturing or quality controls.
As part of the 510(k) notification process for Class II devices like Butterfly’s iQ system, which has an existing classification regulation available for purposes of the regulatory filing, the FDA may require the following:
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Comprehensive product description and indications for use.

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Extensive pre-clinical tests and/or pre-clinical animal studies, performed in accordance with the FDA’s Good Laboratory Practice (“GLP”) regulations, as well as any performance standards or other testing requirements established by FDA through regulations or device-specific guidance.

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Comprehensive review of predicate devices and development of data supporting the new product’s substantial equivalence to one or more predicate devices.

Assuming successful completion of all required testing, a detailed 510(k) notification is submitted to the FDA requesting clearance to market the product. This pre-market notification includes all relevant data from pertinent pre-clinical and clinical trials (if applicable), together with detailed information relating to the product’s manufacturing controls and proposed labeling, and other relevant documentation. The FDA evaluates all 510(k) submissions prior to filing for full review based on specific acceptance criteria and may issue a refuse-to-accept notification if the submission is deficient with respect to any of the established criteria. If the FDA determines that the applicant’s device is substantially equivalent to the identified predicate device(s), the agency will issue a 510(k) clearance letter that authorizes commercial marketing of the device for one or more specific indications for use. If the FDA determines that the applicant’s device is not substantially equivalent to the predicate device(s), the agency will issue a not-substantially-equivalent letter stating that the new device may not be commercially distributed.
After a new medical device receives FDA 510(k) clearance, any modification that could significantly affect the device’s safety or effectiveness, or that would constitute a major change in its intended use, requires a new 510(k) clearance or could require the submission of a PMA. The FDA requires each manufacturer to make the determination of whether a device modification requires a new 510(k) notification or PMA in the first instance, but the FDA may review any such decision. If the FDA disagrees with a manufacturer’s decision not to seek a new 510(k) clearance or PMA for a particular change, the FDA may retroactively require the manufacturer to seek 510(k) clearance or PMA. The FDA may also require the manufacturer to cease U.S. marketing and/or recall the modified device until 510(k) clearance or PMA approval for the modification is obtained.
If a previously unclassified new medical device does not qualify for the 510(k) pre-market notification process because no predicate device to which it is substantially equivalent can be identified, the device is automatically classified into Class III. However, if such a device would be considered low or moderate risk (in other words, it does not rise to the level of requiring the approval of a PMA), it may be eligible for the De Novo classification process. The De Novo classification process allows a device developer to request that the novel medical device be able to obtain marketing authorization as either a Class I or Class II device, rather than having it regulated as a high-risk Class III device subject to the PMA requirements. In December 2018, the FDA issued a Proposed Rule that would formally codify requirements for the medical device De Novo process and the procedures and criteria for product developers to file a De Novo classification request. Although this rule was expected to be finalized during the second half of 2020, it remains pending at FDA and the rulemaking process may be subject to additional activity after the COVID-19 pandemic abates and pressure on the FDA’s Center for Devices and Radiological Health (“CDRH”) is reduced. Over the past twenty years, the De Novo process has been implemented by the FDA pursuant to statutory authorities and through informal guidance and iterative changes by Congress. The Proposed Rule allowed industry stakeholders to participate in the development of the FDA’s policies and procedures for De Novo requests through the notice-and-comment rulemaking process. Although the Proposed Rule, if finalized by the FDA, would not impact Butterfly’s marketed products and is not expected to impact its products in current development, the FDA’s activities are aimed at creating predictability, consistency, and transparency for innovative medical device developers.
As an alternative to the De Novo classification process, a company that develops or manufactures a novel device could also file a reclassification petition seeking to change the automatic Class III designation of the novel post-amendment device under Section 513(f)(3) of the FDCA. The FDA can also initiate reclassification of an existing device type on its own initiative. In December 2018, the FDA issued a final rule to clarify the administrative process through which the FDA reclassifies a medical device. To reclassify a device under section 513(e) of the FDCA, the FDA must first publish a proposed reclassification order that includes a summary of the valid scientific evidence that supports the reclassification; convene a device classification panel meeting; and consider comments to the public docket before it then publishes a final reclassification order in the Federal Register.
Butterfly’s iQ and iQ+ probes have been classified and are regulated as Class II devices, although future products it develops may be classified as Class III devices and may require a PMA. A PMA application must be supported by valid scientific evidence, which typically requires extensive data, including technical, pre-clinical, clinical, manufacturing and labeling data, to demonstrate to the FDA’s satisfaction the safety and efficacy of the device for its intended use(s). A PMA application also must include a complete description of the device and its components, a detailed description of the methods, facilities and controls used to manufacture the device, and proposed labeling. After a PMA application is submitted and found to be sufficiently complete, it is considered “filed” and the FDA begins an in-depth review of the submitted information. During this substantive review period, the FDA may request additional information or clarification of information already provided. Also during the review period, an advisory panel of experts from outside the FDA may be convened to review and evaluate the application and provide recommendations to the FDA. In addition, the FDA generally will conduct a pre-approval inspection of the manufacturing facility to evaluate compliance with the QSR, which requires manufacturers to implement and follow design, testing, control, documentation and other quality assurance procedures.
FDA review of a PMA application is required to be completed within 180 days of the application’s filing date although in some cases approval may take significantly longer. The current user fee agreement between the FDA and the medical device industry sets as a target that PMA reviews be completed in under one year. The FDA can delay, limit or deny approval of a PMA application for many reasons, including:
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the product may not be safe or effective for its intended use(s) to the FDA’s satisfaction;

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the data from the applicant’s pre-clinical studies and clinical trials may be insufficient to support approval;

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the manufacturing process or facilities that the applicant uses may not meet applicable requirements; and

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changes in the FDA approval policies or adoption of new regulations may require additional data to demonstrate the safety or effectiveness of the device.

If an FDA evaluation of a PMA application or manufacturing facility is favorable, the FDA will generally issue an “approval letter,” which usually contains a number of conditions that must be met in order to secure final approval of the PMA. When and if those conditions have been met to the satisfaction of the FDA, the agency will issue a PMA approval letter authorizing commercial marketing of a device, subject to the conditions of approval and the limitations established in the approval letter. If the FDA’s evaluation of a PMA application or manufacturing facility is not favorable, the FDA will deny approval of the PMA or issue a “not approvable letter.” The FDA may also determine that additional trials are necessary, in which case the PMA approval may be delayed for several months or years while such additional trials are conducted and data is submitted in an amendment to the PMA. The PMA process can be expensive, uncertain and lengthy. PMA approval may also be granted with post-approval requirements such as the need for additional patient follow-up for an indefinite period of time.
New PMA applications or PMA supplements may be required for any modifications to the manufacturing process, labeling, device specifications, materials or design of a device that is approved through the PMA process. PMA supplements often require submission of the same type of information as an initial PMA application, except that the supplements are limited to information needed to support any changes from the device covered by the approved PMA application and may or may not require as extensive clinical data or the convening of an advisory panel.
Clinical trials are almost always required to support a PMA application and are sometimes required for a 510(k) pre-market notification. In order to conduct a clinical investigation involving human subjects for the purpose of demonstrating the safety and effectiveness of a medical device, a company must, among other things, apply for and obtain IRB approval of the proposed investigation. In addition, if the clinical study involves a “significant risk” (as defined by the FDA) to human health, the sponsor of the investigation must also submit and obtain FDA approval of an IDE application. An IDE application must be supported by appropriate data, such as animal and laboratory testing results, showing that it is safe to test the device in humans and that the testing protocol is scientifically sound. The IDE application must be approved in advance by the FDA for a specified number of study participants, unless the product is deemed a non-significant risk device and eligible for abbreviated IDE requirements. Generally, clinical trials for a significant risk device may begin once the IDE application is approved by the FDA and the study protocol and informed consent are approved by a duly-appointed IRB at each clinical trial site. The FDA’s approval of an IDE allows clinical testing to go forward, but does not bind the FDA to accept the results of the trial as sufficient to prove the product’s safety and efficacy, even if the trial meets its intended success criteria. All clinical trials must be conducted in accordance with the FDA’s IDE regulations, which govern investigational device labeling, prohibit promotion, and specify an array of Good Clinical Practice (“GCP”) requirements, which include, among other things, recordkeeping, reporting and monitoring responsibilities of study sponsors and study investigators. Clinical trials must further comply with the FDA’s regulations for IRB approval and for informed consent and other human subject protections. Required records and reports are subject to inspection by the FDA. The results of clinical testing may be unfavorable or, even if the intended safety and efficacy success criteria are achieved, may not be considered sufficient for the FDA to grant approval or clearance of a product.
The commencement or completion of any of Butterfly’s clinical trials may be delayed or halted, or may be inadequate to support approval of a PMA application (or clearance of a 510(k) notification, as applicable), for numerous reasons, including, but not limited to, the following:
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the FDA, the IRB(s), or other regulatory authorities may not approve a clinical trial protocol or a clinical trial, or may place a clinical trial on hold;

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participants may not enroll in clinical trials at the rate Butterfly anticipates;

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participants may not comply with trial protocols;

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participant follow-up may not occur at the rate Butterfly anticipates;

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patients may experience adverse side effects;

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participants may die during a clinical trial, even though their death may not be related to the use of Butterfly’s products;

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IRBs and third-party clinical investigators may delay or reject Butterfly’s trial protocol;

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third-party clinical investigators may decline to participate in a trial or may not perform a trial on Butterfly’s anticipated schedule or consistent with the clinical trial protocol, GCPs or other FDA requirements;

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Butterfly or third-party organizations may not perform data collection, monitoring and analysis in a timely or accurate manner or consistent with the clinical trial protocol or investigational or statistical plans;

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third-party clinical investigators may have significant financial interests related to Butterfly or the study that the FDA deems sufficient to make the study results unreliable, or Butterfly or investigators fail to disclose such interests;

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any unfavorable regulatory inspections of Butterfly’s clinical trial sites or manufacturing facilities, which may, among other things, require Butterfly to undertake corrective action or suspend or terminate Butterfly’s clinical trials;

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the interim or final results of the clinical trial may be inconclusive or unfavorable as to safety or effectiveness; and

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the FDA may concludes that the results from Butterfly’s trial and/or trial design are inadequate to demonstrate safety and effectiveness of the product.

In 2017, Butterfly received 510(k) clearance from the FDA for its iQ probe, and the FDA determined, following a 2020 pre-submission meeting with Butterfly, that the Butterfly iQ+ was eligible to be marketed under the original 510(k).
In addition, Butterfly’s proprietary software and data transfer service allows researchers to control the transfer of data from certain devices to research tools and databases according to their own research workflows. The infrastructure of the data management service is considered a “medical device data system” (“MDDS”) and does not require 510(k) clearance. An MDDS is a hardware or software product that transfers, stores, converts, formats, and displays medical device data. An MDDS does not modify the data or modify the display of the data, and it does not by itself control the functions or parameters of any other medical device. An MDDS is not intended to be used for active patient monitoring. Software that meets the definition of an MDDS (such as that comprising Butterfly’s service offering) is excluded from the definition of “device” under the FDCA, and from the regulations applicable to devices, while hardware that meets the definition of an MDDS is generally classified as a low-risk, Class I device product that is exempt from pre-market review and notification.
After a device is authorized for marketing and placed in commercial distribution (or, for 510(k)-exempt products, placed into commerce without first obtaining FDA clearance or approval), numerous regulatory requirements continue to apply to the device. All device classes must meet general regulatory controls, including:
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establishment registration and device listing;

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the QSR, which requires manufacturers to follow design, testing, control, storage, supplier/contractor selection, complaint handling, documentation and other quality assurance procedures;

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labeling regulations, which govern the mandatory elements of the device labels and packaging (including Unique Device Identifier markings for certain categories of products);

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the MDR regulations, which require that manufacturers report to the FDA if a device may have caused or contributed to a death or serious injury or malfunctioned in a way that would likely cause or contribute to a death or serious injury if it were to recur;

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voluntary and mandatory device recalls to address problems when a device is defective and/or could be a risk to health; and

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correction and removal reporting regulations, which require that manufacturers report to the FDA field corrections and product recalls or removals if undertaken to reduce a risk to health posed by the device or to remedy a violation of the FDCA that may present a risk to health.

Also, the FDA may require Butterfly to conduct post-market surveillance studies or order Butterfly to establish and maintain a system for tracking its products through the chain of distribution to the patient level. Failure to comply with applicable regulatory requirements, including those applicable to the conduct of Butterfly’s clinical trials, can result in enforcement action by the FDA, which may lead to any of the following sanctions:

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Warning Letters or Untitled Letters that require corrective action;

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fines and civil penalties;

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unanticipated expenditures;

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delays in approving/clearing or refusal to approve/clear Butterfly’s future products;

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FDA refusal to issue certificates to foreign governments needed to export Butterfly’s products for sale in other countries;

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suspension or withdrawal of FDA approval or clearance;

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product recall or seizure;

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interruption of production;

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operating restrictions;

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injunctions; and

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criminal prosecution.

Butterfly and its contract manufacturers, specification developers, and some suppliers of components or device accessories are also required to manufacture medical device products in compliance with current Good Manufacturing Practice requirements set forth in the QSR, unless explicitly exempted by regulation. The QSR requires a quality system for the design, manufacture, packaging, labeling, storage, installation and servicing of marketed devices, and includes extensive requirements with respect to quality management and organization, device design, buildings, equipment, purchase and handling of components or services, production and process controls, packaging and labeling controls, device evaluation, distribution, installation, complaint handling, servicing, and record keeping. The FDA evaluates compliance with the QSR through periodic and often unannounced inspections that may include the manufacturing facilities of Butterfly’s subcontractors. Following such inspections, the FDA may issue reports known as Forms FDA 483 or Notices of Inspectional Observations, which list instances where the FDA inspector believes the manufacturer has failed to comply with applicable regulations and/or procedures. If the observations are sufficiently serious or the manufacturer fails to respond appropriately, the FDA may issue Warning Letters, which are notices of intended enforcement actions against the manufacturer, or Untitled Letters, which are used for less serious violations that may not rise to the level of regulatory significance, or it may take more significant administrative or legal action. For example, if the FDA believes Butterfly or any of Butterfly’s contract manufacturers or regulated suppliers are not in compliance with these requirements and patients are being subjected to serious risks, it can shut down Butterfly’s manufacturing operations, require recalls of Butterfly’s products, refuse to approve new marketing applications, initiate legal proceedings to detain or seize products, enjoin future violations, or assess civil and criminal penalties against Butterfly or its officers or other employees. Any such action by the FDA would have a material adverse effect on Butterfly’s business. Butterfly may be unable to comply with all applicable FDA regulations.
U.S. Fraud and Abuse Laws and Other Compliance Requirements
Successfully commercializing a medical device or technology depends not only on FDA approval, but also on broad health insurance or third party payor coverage. Government and private payors institute coverage criteria to ensure the appropriate utilization of products and services and to control costs. Limited third party payor coverage for a technology or procedure may limit adoption and commercial viability, while broader coverage supports optimal market uptake. Favorable coverage decisions by government payors like Medicare or Medicaid are critical because private payors typically follow the government’s lead regarding reimbursement. However, manufacturers whose technology is reimbursed by the government payors are subject to various U.S. federal and state laws pertaining to healthcare fraud and abuse. These laws can be implicated by inappropriate sales and marketing arrangements with healthcare providers. Many commonly accepted commercial practices are illegal in the healthcare industry and violations of these laws are punishable by criminal and civil sanctions, including, in some instances, exclusion from participation in U.S. federal and state healthcare programs, including Medicare and Medicaid.
Anti-kickback Laws.   The federal Anti-Kickback Statute prohibits persons from knowingly and willfully soliciting, receiving, offering or providing remuneration directly or indirectly to induce either the referral of an individual, or the furnishing, recommending, or arranging of a good or service, for which payment may be made under a federal healthcare program such as Medicare and Medicaid. The definition of “remuneration” has been broadly interpreted to include anything of value, including such items as gifts, discounts, the furnishing of supplies or equipment, credit arrangements, waiver of payments, and providing anything at less than its fair market value. The Department of Health and Human Services — Office of the Inspector General, has issued regulations, commonly known as safe harbors, which set forth certain provisions that, if satisfied in their entirety, will assure healthcare providers and other parties that they will not be prosecuted under the federal Anti-Kickback Statute. The failure of a transaction or arrangement to fit precisely within one or more safe harbors does not necessarily mean that it is illegal or that prosecution will be pursued. However, conduct and business arrangements that do not fully satisfy each applicable safe harbor element may result in increased scrutiny by government enforcement authorities or invite litigation by private citizens under federal whistleblower laws. The Anti-Kickback Statute is broadly interpreted and aggressively enforced, with the result that beneficial commercial arrangements can be criminalized in the health care industry because of the Anti-Kickback Statute.
The penalties for violating the federal Anti-Kickback Statute include imprisonment for up to ten years, fines of up to $100,000 per violation and possible exclusion from federal healthcare programs such as Medicare and Medicaid. Many states have adopted prohibitions similar to the federal Anti-Kickback Statute, some of which apply to the referral of patients for healthcare services reimbursed by any source, not only by the government programs such as Medicare and Medicaid.
Federal False Claims Act.   The federal False Claims Act prohibits knowingly presenting, or causing to be presented, a false claim, or the knowing use of false statements or records to obtain payment from the federal government. When an entity is determined to have violated the False Claims Act, it must pay three times the actual damages sustained by the government, plus mandatory civil penalties of between $11,181 and $22,363 for each separate false claim. Suits filed under the False Claims Act, known as “qui tam” actions, can be brought by any individual on behalf of the government and such individuals (known as “relators” or, more commonly, “whistleblowers”) may share in any amounts paid by the entity to the government in fines or settlement. In addition, certain states have enacted laws modeled after the federal False Claims Act. Qui tam actions have increased significantly in recent years, causing greater numbers of healthcare companies to have to defend a false claim action, even before the validity of the claim is established and even if the government decides not to intervene in the lawsuit. Healthcare companies may decide to agree to large settlements with the government and/or whistleblowers to avoid the cost and negative publicity associated with litigation. In addition, the Affordable Care Act amended federal law to provide that a violation of the federal Anti-Kickback Statute constitutes a false or fraudulent claim for purposes of the federal civil False Claims Act. Criminal prosecution is possible for knowingly making or presenting a false or fictitious or fraudulent claim to the federal government.
Federal Physician Self-Referral Law.   The Federal Physician Self-Referral Law, also referred to as the Stark Law, prohibits a physician (or an immediate family member of a physician) who has a financial relationship with an entity from referring patients to that entity for certain designated health services, including durable medical equipment and supplies, payable by Medicare, unless an exception applies. The Stark Law also prohibits such an entity from presenting or causing to be presented a claim to the Medicare program for such designated health services provided pursuant to a prohibited referral, and provides that certain collections related to any such claims must be refunded in a timely manner. Exceptions to the Stark Law include, among other things, exceptions for certain financial relationships, including both ownership and compensation arrangements. The Stark Law is a strict liability statute: to the extent that the statute is implicated and an exception does not apply, the statute is violated. In addition to the Stark Law, many states have implemented similar physician self-referral prohibitions that may extend to Medicaid, third party payors, and self-pay patients. Violations of the Stark Law must be reported and unauthorized claims must be refunded to Medicare in order to avoid potential liability under the federal False Claims Act for avoiding a known obligation to return identified overpayments. Violations of the Stark Law, the Anti-Kickback Statute, the Civil Monetary Penalties Law and/or the federal False Claims Act can also form the basis for exclusion from participation in federal and state healthcare programs.
Civil Monetary Penalties Law.   The Civil Monetary Penalties Law (“CMPL”), authorizes the imposition of substantial civil money penalties against an entity that engages in certain prohibited activities including but not limited to violations of the Stark Law or Anti-Kickback Statute, knowing submission of a false or fraudulent claim, employment of an excluded individual, and the provision or offer of anything of value to a Medicare or Medicaid beneficiary that the transferring party knows or should know is likely to influence beneficiary selection of a particular provider for which payment may be made in whole or part by a federal health care program, commonly known as the Beneficiary Inducement CMP. Remuneration is defined under the CMPL as any transfer of items or services for free or for less than fair market value. There are certain exceptions to the definition of remuneration for offerings that meet the Financial Need, Preventative Care, or Promoting Access to Care exceptions (as defined in the CMPL). Sanctions for violations of the CMPL include civil monetary penalties and administrative penalties up to and including exclusion from participation in federal health care programs.
State Analogs of Federal Fraud and Abuse Laws.   Many U.S. states have their own laws intended to protect against fraud and abuse in the health care industry and more broadly. In some cases these laws prohibit or regulate additional conduct beyond what federal law affects. Penalties for violating these laws can range from fines to criminal sanctions.
HIPAA and Other Privacy Laws and Regulations.   The Health Insurance Portability and Accountability Act of 1996, as amended by the American Recovery and Reinvestment Act of 2009, and implementing regulations (“HIPAA”), created two new federal crimes: healthcare fraud and false statements relating to healthcare matters. The healthcare fraud statute prohibits knowingly and willfully executing a scheme to defraud any healthcare benefit program, including private payors. A violation of this statute is a felony and may result in fines, imprisonment or exclusion from government sponsored programs. The false statements statute prohibits knowingly and willfully falsifying, concealing or covering up a material fact or making any materially false, fictitious or fraudulent statement in connection with the delivery of or payment for healthcare benefits, items or services.
HIPAA, as well as a number of other federal and state privacy-related laws, extensively regulate the use and disclosure of individually identifiable health information, known as “protected health information” (“PHI”) under HIPAA. HIPAA applies to health plans, healthcare providers who engage in certain standard healthcare transactions electronically, such as electronic billing, and healthcare clearinghouses, all of which are referred to as “covered entities” under HIPAA. HIPAA requires covered entities to comply with privacy regulations limiting the use and disclosure of PHI (the “Privacy Rule”) and security regulations that require the implementation of administrative, physical and technical safeguards to protect the security of such information (the “Security Rule”). HIPAA also requires covered entities to provide notification to affected individuals and to the federal government in the event of a breach of unsecured PHI (the “Breach Notification Rule”). Certain provisions of the Privacy Rule and all provisions of the Security Rule apply to “business associates,” or organizations that provide services to covered entities involving the use or disclosure of PHI. Business associates, like Butterfly, are subject to direct liability for violation of these provisions. In addition, a covered entity may be subject to criminal and civil penalties as a result of a business associate violating HIPAA, if the business associate is found to be an agent of the covered entity. The HIPAA privacy and security rule impose and will continue to impose significant costs on Butterfly in order to comply with these standards.
In addition, certain states have proposed or enacted legislation that will create new data privacy and security obligations for certain entities, such as the California Consumer Privacy Act that went into effect January 1, 2020.
FCPA and Other Anti-Bribery and Anti-Corruption Laws.   The U.S. Foreign Corrupt Practices Act (“FCPA”), prohibits U.S. corporations and their representatives from offering, promising, authorizing or making payments to any foreign government official, government staff member, political party or political candidate in an attempt to obtain or retain business abroad. The scope of the FCPA includes interactions with certain healthcare professionals or organizations in many countries. Butterfly’s present and future business has been and will continue to be subject to various other U.S. and foreign laws, rules and/or regulations.
Physician Payment Sunshine Act.    Pursuant to the Patient Protection and Affordable Care Act that was signed into law in March 2010, the federal government enacted the Physician Payment Sunshine Act. As a manufacturer of U.S. FDA-regulated devices reimbursable by federal healthcare programs, Butterfly is subject to this law, which requires Butterfly to track and annually report certain payments and other transfers of value that it makes to U.S.-licensed physicians or U.S. teaching hospitals. Butterfly is also required to report certain ownership interests held by physicians and their immediate family members. In 2018, the law was extended to require tracking and reporting of transfers of value to physician assistants, nurse practitioners, and other mid-level practitioners. Reporting requirements will go into effect in 2022 for payments and transfers of value made to these additional practitioner-types in 2021. Centers for Medicare and Medicaid Services has the potential to impose penalties of up to $1.15 million per year for violations of the Physician Payment Sunshine Act, depending on the circumstances, and payments reported also have the potential to draw scrutiny on payments to and relationships with physicians, which may have implications under the Anti-Kickback Statute, Stark Law and other healthcare laws.
In addition, there has been a recent trend of increased federal and state regulation of payments and other transfers of value provided to healthcare professionals and entities. Similar to the federal law, certain states also have adopted marketing and/or transparency laws relevant to device manufacturers, some of which are broader in scope. Certain states also mandate that device manufacturers implement compliance programs. Other states impose restrictions on device manufacturer marketing practices and require tracking and reporting of gifts, compensation, and other remuneration to healthcare professionals and entities. The need to build and maintain a robust compliance program with different compliance and/or reporting requirements increases the possibility that a healthcare company may violate one or more of the requirements, resulting in fines and penalties.
International Laws and Regulations
International marketing and distribution of medical devices are subject to regulation by foreign governments, and such regulations may vary substantially from country to country. The time required to obtain marketing authorization in a foreign country may be longer or shorter than that required for FDA clearance or approval, and the requirements may differ. There is a trend towards harmonization of quality system standards among the European Union, United States, Canada and various other industrialized countries.
The primary regulatory environment in Europe is that of the European Economic Area (the “EEA”), which is comprised of the 27 Member States of the European Union (the “EU”), Iceland, Liechtenstein and Norway. In the EEA, medical devices currently are required to comply with the Essential Requirements defined in Annex I to the EU Medical Devices Directive (“MDD”) (applicable in the non-EU EEA Member States via the Agreement on the European Economic Area), a coordinated system for the authorization of medical devices. The directives and standards outlined in the MDD regulate the design, manufacture, clinical trials, labeling and adverse event reporting for medical devices. Devices that comply with the requirements of a relevant directive are entitled to bear the CE conformity marking, indicating that the device conforms to the essential requirements of the applicable directives and, accordingly, can be commercially distributed throughout the EEA. The method of assessing conformity varies depending on the class of the product, but normally involves a combination of self-assessment by the manufacturer and a third-party assessment by a “notified body.” A notified body is an organization designated by an EU country to assess the conformity of certain products before being placed on the market. These bodies carry out tasks related to conformity assessment procedures set out in the applicable legislation, when a third party is required. This third-party assessment may consist of an audit of the manufacturer’s quality system and specific testing of the manufacturer’s product. An assessment by a Notified Body of one country within the European Union is required in order for a manufacturer to commercially distribute the product throughout the European Union.
In 2017, European Union regulatory bodies finalized a new Medical Device Regulation, which replaced the existing MDD framework and provided three years for transition and compliance, for a final effective date of May 26, 2020. As a result of the COVID-19 pandemic, however, the European Parliament voted in April 2020 to postpone implementation of the Medical Device Regulation by one year, giving the medical device industry and Notified Bodies until May 26, 2021 to come into compliance, assuming no additional delays are needed. The Medical Device Regulation changes several aspects of the existing regulatory framework for medical device marketing in Europe and is expected to result in increased regulatory oversight of all medical devices marketed in the EU, which may, in turn, increase the costs, time and requirements that need to be met in order to place an innovative or high-risk medical device on the European market.

Outside of the European Union, regulatory authorization needs to be sought on a country-by-country basis in order for Butterfly to market its products. Some countries have adopted medical device regulatory regimes, such as the Classification Rules for Medical Devices published by the Hong Kong Department of Health, the Health Sciences Authority of Singapore regulation of medical devices under the Health Products Act, and Health Canada’s risk classification system for invasive devices, among others. Each country may have its own processes and requirements for medical device licensing, approval/clearance, and regulation, therefore requiring Butterfly to seek marketing authorizations on a country-by-country basis.
Outside the United States, a range of anti-bribery and anti-corruption laws, as well and some industry-specific laws and codes of conduct, apply to the medical device industry and interactions with government officials and entities and healthcare professionals. Such laws include, but are not limited to the UK Bribery Act of 2010. Further, the EU member countries have emphasized a greater focus on healthcare fraud and abuse and have indicated greater attention to the industry by the European Anti-Fraud Office. Countries in Asia have also become more active in their enforcement of anti-bribery laws and with respect to procurement and supply chain fraud.
In the European Union, increasingly stringent data protection and privacy rules that have and will continue to have substantial impact on the use of patient data across the healthcare industry became stronger in May 2018. Butterfly is subject to, and works to maintain compliance with the EU General Data Protection Regulation (“GDPR”). The GDPR applies across the European Union and includes, among other things, a requirement for prompt notice of data breaches to data subjects and supervisory authorities in certain circumstances and significant fines for non-compliance. The GDPR fine framework can be up to 20 million euros, or up to 4% of the company’s total global turnover of the preceding fiscal year, whichever is higher. The GDPR sets out a number of requirements that must be complied with when handling the personal data of such European Union based data subjects, including: providing expanded disclosures about how their personal data will be used; higher standards for organizations to demonstrate that they have obtained valid consent or have another legal basis in place to justify their data processing activities; the obligation to appoint data protection officers in certain circumstances; new rights for individuals to be “forgotten” and rights to data portability, as well as enhanced current rights (e.g., access requests); the principal of accountability and demonstrating compliance through policies, procedures, training and audit; and the new mandatory data breach regime. In particular, medical or health data, genetic data and biometric data where the latter is used to uniquely identify an individual are all classified as “special category” data under the GDPR and are afforded greater protection and require additional compliance obligations. Noncompliance could result in the imposition of fines, penalties, or orders to stop noncompliant activities. Due to the strong consumer protection aspects of the GDPR, companies subject to its purview must allocate substantial legal costs to the development of necessary policies and procedures and overall compliance efforts. Butterfly expects to incur continued costs associated with maintaining compliance with GDPR into the future.
Butterfly will also be subject to evolving EU laws on data export, where it transfers data outside the European Union to itself, group companies or third parties. The GDPR only permits exports of data outside the European Union to jurisdictions that ensure an adequate level of data protection. The United States has not been deemed to offer an adequate level of protection, so in order for Butterfly to transfer personal data from the EU to the United States, Butterfly must identify a legal basis for data transfer (e.g., the European Union Commission approved Standard Contractual Clauses). On July 16, 2020, the Court of Justice of the European Union (“CJEU”) issued a landmark opinion in the case Maximilian Schrems vs. Facebook (Case C-311/18) (“Schrems II”). This decision (a) calls into question commonly relied upon data transfer mechanisms as between the European Union member states and the United States (such as the Standard Contractual Clauses) and (b) invalidates the EU-U.S. Privacy Shield on which many companies had relied as an acceptable mechanism for transferring such data from the EU to the United States. The CJEU is the highest court in Europe and the Schrems II decision heightens the burden on data importers to assess U.S. national security laws on their business and future actions of European Union data protection authorities are difficult to predict. Consequently, it is an ongoing challenge for data importers like Butterfly to identify compliant methods of data transfers necessary for their businesses. There is some risk of any of data transfers from the European Union being halted.
Further, as a result of the United Kingdom’s decision to leave the European Union on January 31, 2020, a decision often referred to as Brexit, there has been some uncertainty with regard to data protection regulation in the United Kingdom. While the Data Protection Act of 2018 that “implements” and complements the GDPR achieved Royal Assent on May 23, 2018 and is now effective in the United Kingdom, it was not clear whether a transfer of data from the European Economic Area to the United Kingdom would remain lawful under GDPR as of the end of a Brexit transition period on December 31, 2020, when the United Kingdom was treated as a third country for purposes of the GDPR (and other European Union laws). On December 24, 2020, the United Kingdom and the European Union reached an agreement in principle on the EU-UK Trade Agreement (the “Trade Agreement”). Under the Trade Agreement, for data protection purposes, there is a new transition period of up to six months to enable the European Commission to complete an adequacy assessment of the United Kingdom’s data protection laws. For the time being, personal data can continue to be exported from the European Economic Area to the United Kingdom without a requirement that additional safeguards be adopted, and such transfers will not be prohibited by the GDPR. The new transition period began on January 1, 2021, and ends either (1) on the date which an adequacy decision in relation to the United Kingdom is adopted by the European Commission under the GDPR, or (2) four months after January 1, 2021, which the GDPR shall be extended by two months unless either the European Union or the United Kingdom objects. If the European Commission does not reach an adequacy determination regarding United Kingdom data protection laws, transfers of personal data from the European Union to the United Kingdom will be prohibited under the GDPR unless European Union data exporters take further steps to ensure adequacy for such European Union personal data.
Corporate Information
Butterfly Network, Inc. was incorporated under the laws of the State of Delaware on January 25, 2011. Butterfly has wholly owned subsidiaries organized in Australia, Germany, the Netherlands, the United Kingdom and Taiwan. Butterfly’s principal executive offices are located at 530 Old Whitfield Street, Guilford, Connecticut 06437, and its telephone number is (203) 689-5650.
Employees
As of November 1, 2020, Butterfly had 228 employees, of whom 227 were full-time employees and of whom 69 work in sales, clinical and marketing, 145 work in research, development, manufacturing and operations, and 13 work in general and administrative capacities. As of November 1, 2020, of Butterfly’s 228 employees, 208 were located in the United States and 20 were employed outside the United States. None of Butterfly’s employees are represented by a labor union or are subject to a collective bargaining agreement.
Legal Proceedings
As of November 1, 2020, Butterfly was not a party to any material legal proceedings.

SELECTED HISTORICAL FINANCIAL INFORMATION OF BUTTERFLY
The following table sets forth selected historical financial information of Butterfly for the periods and as of the dates indicated. The selected historical financial information of Butterfly as of and for the years ended December 31, 2019 and 2018 was derived from the audited historical financial statements of Butterfly included elsewhere in this proxy statement/prospectus. The selected historical interim financial information of Butterfly as of September 30, 2020, and for the nine months ended September 30, 2020 and 2019 was derived from the unaudited condensed consolidated financial statements of Butterfly included elsewhere in this proxy statement/prospectus and has been prepared on a consistent basis as the audited consolidated financial statements. In the opinion of Butterfly’s management, the interim financial statements reflect all adjustments, consisting only of normal recurring adjustments, necessary for the fair statement of the financial information in those statements.
The following selected historical financial information should be read together with Butterfly’s consolidated financial statements and accompanying notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Butterfly” appearing elsewhere in this proxy statement/prospectus. The selected historical financial information in this section is not intended to replace Butterfly’s financial statements and the related notes. Butterfly’s historical results are not necessarily indicative of the results that may be expected in the future, and Butterfly’s results as of and for the nine months ended September 30, 2020, are not necessarily indicative of the results that may be expected for the year ending December 31, 2020, or any other period.
	Nine Months Ended September 30,		Year Ended December 31,
(in thousands)	2020	2019	2019	2018
Revenue	$30,597	$16,846	$27,583	$1,526
Cost of revenue	100,519	23,639	48,478	2,255
Total operating expenses	69,486	54,973	81,401	52,357
Loss from operations	(139,408)	(61,766)	(102,296)	(53,086)
Non-operating income (expense)	(363)	2,305	2,599	2,321
Loss before income taxes	(139,771)	(59,461)	(99,697)	(50,765)
Provision for income taxes	32	—	—	—
Net loss	(139,803)	(59,461)	(99,697)	(50,765)
(in thousands)	As of September 30, 2020	As of December 31,
		2019	2018
Cash and cash equivalents	$51,686	$90,002	$214,578
Total assets	130,093	165,137	248,070
Total liabilities	113,050	16,478	6,076
Convertible preferred stock	360,937	360,937	360,937
Total stockholders' deficit	(343,894)	(212,278)	(118,943)

SELECTED UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION
The following selected unaudited pro forma condensed combined financial information for the nine months ended September 30, 2020 and for the year ended December 31, 2019 combines the historical statement of operations of Longview and the historical consolidated statement of operations of Butterfly, giving effect to the Business Combination as if it had occurred on January 1, 2019. The selected unaudited pro forma condensed combined balance sheet as of September 30, 2020 combines the historical balance sheet of Longview and Butterfly, giving effect to the Business Combination as if it had occurred on September 30, 2020. The selected unaudited pro forma condensed combined financial information has been derived from and should be read in conjunction with the unaudited pro forma condensed combined financial information, including the notes thereto, which is included in this proxy statement/prospectus under the section titled “Unaudited Pro Forma Condensed Combined Financial Information.”
The unaudited pro forma condensed combined financial information has been prepared to illustrate the effect of the Business Combination and has been prepared for informational purposes only. The unaudited pro forma condensed combined statements of operations are not necessarily indicative of what the actual results of operations would have been had the Business Combination taken place on the date indicated, nor are they indicative of the future consolidated results of operations of the post-combination company. The pro forma adjustments are based on the information currently available. Actual results may differ materially from the assumptions within the accompanying unaudited pro forma condensed combined financial information.
The historical financial information has been adjusted to give pro forma effect to the following events that are related and/or directly attributable to the Business Combination. The unaudited pro forma condensed combined financial information has been prepared using the assumptions below with respect to the potential redemption of Longview’s Class A common stock into cash:
•
Assuming no redemption scenario:   This presentation assumes that no public stockholders exercise redemption rights with respect to their public shares.

•
Assuming maximum redemption scenario:   This presentation assumes that all of public stockholders exercise redemption rights with respect to their public shares. This scenario assumes that 41,400,000 public shares are redeemed for an aggregate redemption payment of approximately $414,222,151 including a pro rata portion of interest accrued on the Trust Account of $222,151. This maximum redemption scenario is based on satisfaction of the Aggregate Transaction Proceeds Condition.

	Historical		Pro forma
(in thousands, except per share data)	Longview	Butterfly	No redemption scenario	Maximum redemption scenario
Statement of Operations Data – For the Nine Months Ended September 30, 2020
Revenue	$—	$30,597	$30,597	$30,597
Cost of revenue	—	100,519	100,519	100,519
Total operating expenses	584	69,486	74,362	74,362
Loss from operations	(584)	(139,408)	(144,284)	(144,284)
Net loss	(391)	(139,803)	(144,261)	(144,261)
Basic and diluted net loss per share	0.00	(24.09)	(0.77)	(0.94)

	Historical		Pro forma
	Longview	Butterfly	No redemption scenario	Maximum redemption scenario
Statement of Operations Data – For the Year Ended December 31, 2019
Revenue	$—	$27,583	$27,583	$27,583
Cost of revenue	—	48,478	48,478	48,478
Total operating expenses	—	81,401	94,351	94,351
Loss from operations	—	(102,296)	(115,246)	(115,246)
Net loss	—	(99,697)	(112,647)	(112,647)
Basic and diluted net loss per share	n/a	(17.73)	(0.60)	(0.73)
	Historical		Pro forma
(in thousands)	Longview	Butterfly	No redemption scenario	Maximum redemption scenario
Balance Sheet Data – As of September 30, 2020
Total current assets	$1,000	$72,794	$648,000	$308,778
Total assets	415,222	130,093	705,299	366,077
Total current liabilities	310	85,942	86,252	86,252
Total liabilities	14,800	113,050	87,975	87,975
Common stock, subject to possible redemption	395,422	—	—	—
Convertible preferred stock	—	360,937	—	—
Total stockholders’ equity (deficit)	5,000	(343,894)	617,324	278,102

COMPARATIVE HISTORICAL AND UNAUDITED PRO FORMA COMBINED PER SHARE FINANCIAL INFORMATION
The following tables set forth:
•
historical per share information of Longview for the period from February 4, 2020 (date of inception) through September 30, 2020;

•
historical per share information of Butterfly for the nine months ended September 30, 2020 and for the year ended December 31, 2019; and

•
unaudited pro forma per share information of the combined company for the nine months ended September 30, 2020 and for the year ended December 31, 2019 after giving effect to the Business Combination, assuming two redemption scenarios as follows:

•
Assuming no redemption scenario:   This presentation assumes that no public stockholders exercise redemption rights with respect to their public shares.

•
Assuming maximum redemption scenario:   This presentation assumes that all of public stockholders exercise redemption rights with respect to their public shares. This scenario assumes that 41,400,000 public shares are redeemed for an aggregate redemption payment of approximately $414,222,151 including a pro rata portion of interest accrued on the Trust Account of $222,151. This maximum redemption scenario is based on satisfaction of the Aggregate Transaction Proceeds Condition.

The following tables should be read in conjunction with the selected historical financial information included elsewhere in this proxy statement/prospectus, and the historical financial statements of Longview and Butterfly and related notes that are included elsewhere in this proxy statement/prospectus. The unaudited Longview and Butterfly pro forma combined per share information is derived from, and should be read in conjunction with, the unaudited pro forma condensed combined financial statements and related notes included elsewhere in this proxy statement/prospectus.
The unaudited pro forma combined net income per share information below does not purport to represent the actual results of operations which would have occurred had the companies been combined during the periods presented, nor does it purport to represent actual results of operations for any future date or period. The unaudited pro forma combined book value per share information below does not purport to represent what the value of Longview and Butterfly would have been had the companies been combined during the periods presented.
	Historical		Pro forma
	Longview	Butterfly	No redemption scenario	Maximum redemption scenario
For the Nine Months ended September 30, 2020
Book value per share – basic and diluted(1)	$2.69	$(58.63)	$(3.29)	$1.81
Net loss per share – basic and diluted(2)	$—	$(24.09)	$(0.77)	$(0.94)
	Historical		Pro forma
	Longview	Butterfly	No redemption scenario	Maximum redemption scenario
For the Year Ended December 31, 2019
Net loss per share – basic and diluted(2)	n/a	$(17.73)	$(0.60)	$(0.73)

(1)
Book value per share is calculated as total equity divided by:

•
Longview Class A common stock outstanding at September 30, 2020; and

•
Butterfly common stock outstanding at September 30, 2020 and pro forma information.

(2)
Net loss per common share is based on:

•
Weighted average number of shares of Longview Class A common stock outstanding for the period from February 4, 2020 (date of inception) through September 30, 2020; and

•
Weighted average number of shares of Butterfly common stock outstanding for the nine months ended September 30, 2020 and the year ended December 31, 2019 and the pro forma information.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS OF BUTTERFLY
The following discussion and analysis of the financial condition and results of operations of Butterfly Network, Inc. (for purposes of this section, “Butterfly,” “we,” “us”and “our”) should be read together with Butterfly’s audited financial statements as of and for the years ended December 31, 2019 and 2018, and Butterfly’s unaudited interim financial statements as of September 30, 2020 and for the nine months ended September 30, 2020 and 2019, in each case together with the related notes thereto, included elsewhere in this proxy statement/prospectus. The discussion and analysis should also be read together with the section titled “Selected Historical Financial Information of Butterfly” and the pro forma financial information as of and for the nine months ended September 30, 2020 and for the year ended December 31, 2019 included in this proxy statement/prospectus. See “Unaudited Pro Forma Condensed Financial Information.” This discussion contains forward-looking statements and involves numerous risks and uncertainties, including, but not limited to, those described under the heading “Risk Factors.” Actual results may differ materially from those contained in any forward-looking statements.
Overview
We are a digital health business with a mission of democratizing healthcare by making medical imaging accessible to everyone around the world. In 2018, we launched Butterfly iQ, the world’s first handheld, single probe, whole-body ultrasound system using semiconductor technology, and in 2020, we launched the Butterfly iQ+ with additional features and improved performance. Our products are powered by our Ultrasound-on-Chip™ technology, and are the only ultrasound transducers that can perform “whole-body imaging” in a single handheld probe using semiconductor technology. Our Ultrasound-on-Chip™ reduces the cost of manufacturing the ultrasound transducer. The Butterfly iQ+ connects to a smart phone or tablet to perform ultrasound scans and our user friendly software is intended to be fully integrated with clinical workflow. Through our portable, handheld solution, Butterfly aims to enable earlier detection and remote management of health conditions around the world.
Butterfly’s ultrasound system is comprised of both durable hardware and dynamic software solutions designed to make ultrasound imaging accessible to all healthcare practitioners, including nurses and midwives and ultimately patients directly, who in the future and pending relevant regulatory approvals, will be able to self-scan ultrasound images with our device and send these images to doctors electronically in real-time without the need for in-person hospital visits. The adoption of the iQ and iQ+ devices by healthcare practitioners has been seen across healthcare communities and geographies. Through our collaborations with the healthcare community, we continue to improve Butterfly’s software by harnessing Artificial Intelligence (“AI”) to drive ease-of-use for image acquisition, improved analysis, and expanded its most utilized features with extensive quality control.
Butterfly iQ is commercially available in over 20 countries including, the United States, Canada, Australia, New Zealand and throughout greater Europe. We have an eCommerce website through which we sell our Butterfly iQ+ to healthcare practitioners in these geographies. We have a targeted enterprise salesforce focused on large healthcare system-wide implementations. We have distributor and affiliate relationships to unlock additional channels to supplement our direct sales and eCommerce efforts. In the United States, we have presence in many of the top U.S. healthcare systems.
Financial Highlights
Our revenue was $30.6 million and $16.8 million for the nine months ended September 30, 2020 and 2019, respectively, representing a period-over-period increase of 81.6%, primarily resulting from increased volume of product and subscriptions sold, driven by increased sales and marketing investments. Our revenue was $27.6 million and $1.5 million for the years ended December 31, 2019 and 2018, respectively representing a period-over-period increase of 1707.5%, as we commercialized the Butterfly iQ AI-enhanced personal ultrasound solution only in the fourth quarter of 2018.
We incurred net loss of $139.8 million and $59.5 million for the nine months ended September 30, 2020 and 2019, respectively, representing a period-over-period increase of 135.1%, primarily due to higher cost of sales from losses on purchase commitments of $64.0 million and inventory write-downs of $6.9 million. In addition, we continue to invest in scaling up our business and have increased our spending in research and development, sales and marketing and general and administrative costs. We incurred net loss of $99.7 million and $50.8 million for the years ended December 31, 2019 and 2018, respectively, representing a period-over-period increase of 96.4%, primarily due to increased spending in research and development, sales and marketing and general and administrative costs to support revenue growth.
COVID-19
In December 2019, a novel coronavirus outbreak and related disease (known as COVID-19) was identified in Wuhan, China. In March 2020 the World Health Organization declared the outbreak of COVID-19 a pandemic. We are closely monitoring the impact of COVID-19 on all aspects of our business.
COVID-19 has disrupted, and we believe will continue to disrupt, our normal operations. There have been both positive and negative impacts, some quantifiable and others not quantifiable based on our limited historical data as an emerging growth company. Therefore, it is difficult for us to quantify the overall impact of the COVID-19 pandemic on our revenues.
In order to improve our liquidity during the COVID-19 pandemic, we obtained a loan under the Paycheck Protection Program (the “PPP”). The PPP, established as part of the Coronavirus Aid, Relief and Economic Security Act, provides for loans to qualifying businesses for amounts up to 2.5 times of the average monthly payroll expenses of the qualifying business.
In terms of negative impacts, the pandemic has restricted the ability of our employees to travel, demonstrate our products to our potential customers and users, and perform other sales-generating activities. It has also impacted our ability to oversee the activities of Butterfly’s third-party manufacturers and suppliers, make shipments of materials, and pursue collaborations and other business transactions. COVID-19 has also caused the temporary closure of the facilities of certain of our suppliers, manufacturers and customers, and resulted in the implementation of a temporary closure of our offices and the institution of a “work from home” policy. In addition, the COVID-19 pandemic and its economic impact have caused a financial strain on our customer base due to decreased funding and other revenue shortfalls. Reductions in budgets have resulted in delays in or decreases in the size of enterprise contracts. One noticeable and quantifiable negative impact of the COVID-19 pandemic on our sales was our inability to sell any iQ devices at industry events, which yielded sales of more than 300 units for the year ended December 31, 2019. Nevertheless, given the lack of historical trends, we are unable to precisely quantify this impact.
Conversely, given those restrictions of access to our customers and “work from home” policy, one noticeable and quantifiable positive impact on our expenses was the reduction in our travel and related expenses, which for the nine months ended September 30, 2020 decreased by approximately $1.3 million, or 68%, year over year.
The COVID-19 pandemic also had a short-term early positive impact on our sales. We saw a spike in orders in March and April of 2020 because point-of-care ultrasound systems, like Butterfly iQ, have been utilized in the monitoring of acute symptoms of COVID-19 in patients through the use of lung ultrasound. Studies suggest that such systems may have a role to play in the assessment of lung involvement in COVID-19. The Butterfly iQ’s lung image quality, portability and ease of disinfection has made it particularly useful in assessing patients impacted by COVID-19. Given the lack of historical trends, we are unable to precisely quantify this impact.
The estimates of the impact on our business may change based on new information that may emerge concerning COVID-19 and the actions to contain it or treat its impact and the economic impact on local, regional, national and international markets.
Despite these headwinds, we believe our business is well-positioned to benefit from the trends, such as telemedicine, that are accelerating digital transformation of the health care industry as a result of the COVID-19 pandemic. For instance, we have developed a Teleguidance product that aligns with the larger industry trends to remote medicine. Additionally, we believe that our value proposition of improved patient care combined with a reduction in overall cost of service will further enhance adoption of the Butterfly solution.

We have not incurred any significant impairment losses in the carrying values of our assets as a result of the COVID-19 pandemic and we are not aware of any specific related event or circumstance that would require us to revise our estimates reflected in our financial statements included elsewhere in this proxy statement/prospectus.
Factors Affecting Results of Operations
The following factors have been important to our business and we expect them to impact our results of operations and financial condition in future periods:
Investment in our product
In December 2018 we launched our first generation Butterfly iQ, a handheld, single-probe, whole-body ultrasound system using semiconductor technology in a HIPAA and GDPR compliant manner. We launched the second generation product Butterfly iQ+ in October 2020, which is less expensive to produce, yet has faster frame rates and further enhanced interoperability than the Butterfly iQ. Our Butterfly iQ and iQ+ solution can process and store high quality images that can then be transferred between systems, and seamlessly connected with enterprise systems like EMR. These devices are only the initial step in our development and we plan to continually improve our product portfolio and expand our software analytics and services offering supported by the innovation from “Butterfly Labs.” We are working to enhance our device’s software capabilities with new features such as anatomical labeling, image quality improvements, and further workflow automations, to more deeply integrate our platform with hospital systems. Core to our software strategy is our Software Development Kit, which is meant to provide a governed ecosystem for third parties to create content and applications that will enrich the software ecosystem and deliver additional clinical and product advancements for our customers. We believe these hardware developments, along with our software enhancements will bring ultrasound to new markets new users than ever were addressable under legacy medical imaging technology offerings. We believe that with our differentiated and continually expanding solution, we can drive user adoption in these new markets. Although we expect these activities will increase our net losses in the near term, we believe that these investments will contribute to our long-term growth and positively impact our business and results of operations.
Channel expansion
To increase customer accessibility to our device, we sell through multiple channels, including Enterprise (direct), eCommerce, Distributor, Affiliates, and Veterinary. With its interoperability, image transfer / storage, and mobility / remote-monitoring capabilities, our solution integrates into large health care systems, simplifying the enterprise workflow for scanning and increasing the effectiveness of the imaging ecosystem within the enterprise. This has helped us to build relationships and a growing presence within leading United States health systems, that we believe will drive greater enterprise sales over time. As we continue to simplify enterprise workflow and develop relationships with larger health systems, our goal is to expand our subscription sales and enterprise sales as a percentage of the overall Company revenue. Enterprise sales typically generate economies of scale with larger unit placement volumes, higher subscription prices per probe due to greater user license flexibility given the workflow needs of these healthcare providers, and longer duration contracts which enhance retention rates. As we continue to expand, there may be opportunities to sell through new channels that could continue to increase our profitability and ability to execute larger volume sales. We believe this will rapidly grow our user base while increasing our profit margin.
Investment in customer success
We continue to seek to grow our user base of Butterfly iQ practitioners and our sales to health systems to help us penetrate and expand the global ultrasound market. We plan to grow the practitioner market by educating new users and retaining current loyalists. Our system, which integrates with EMRs, provides healthcare practitioners with a tool that supports an integrated workflow and clinical decision-making process which is essential to large health systems. Our customer service representatives are dedicated to educating our practitioners on the unique features of our solution and have also published numerous training videos and tutorials in response to frequently asked questions. As we continue to grow, we plan to expand on our educational tools and resources for our customers to guide them in using our products. We plan to invest in brand awareness, ease of use of our solution and other initiatives which bolster customer satisfaction. We expect these activities will increase our marketing and sales expenses, our ability to increase retention and adoption of our products within existing clients also increases our future opportunities through sales of additional solutions.
Long-term revenue strategy
As our devices continue to be adopted and be utilized by a greater number of practitioners worldwide and as our installed base grows, we expect total software revenue to increase as a percentage of total revenue. This mix shift towards software revenue is anticipated to drive an improvement in our gross margin over time because the cost and associated expenses to maintain our software are less than the costs and associated expenses of manufacturing and selling our devices. We believe that the recurring nature of software revenue should be subject to less period-to-period fluctuation than our product revenue. Because our AI-backed software enables interoperability, mobility, and ease-of-use for scanning, we have been able to execute software-only sales deals with enterprise customers, and we expect to continue this in the future. This further reduces fluctuation of our revenue and continues to improve our margin. As we continue to enhance our product to become the primary platform for point-of-care ultrasound, add-on features and accessories will generate additional revenue at minimal cost and drive margin enhancements.
Key Performance Metrics
We review the key performance measures discussed below, to evaluate business and measure performance, identify trends, formulate plans and make strategic decisions.
Units fulfilled
We define units fulfilled as the number of devices sold and shipped to a customer. We do not adjust this metric for returns as our volume of returns has historically been low. We view units fulfilled as a key indicator of the growth of our business. We believe that this metric is useful to investors because it presents our core growth and performance of our business period over period.
	Nine Months Ended September 30,		Year Ended December 31,
	2020	2019	2019	2018
Units fulfilled	12,564	7,928	12,941	782
Units fulfilled increased by 4,636, or 58.5%, for the nine months ended September 30, 2020 compared to the nine months ended September 30, 2019, primarily due to increased demand driven by our entering the Enterprise customer market in late 2019, additional investment in lead generation and international expansion.
Units fulfilled increased by 12,159, or 1554.9%, for the year ended December 31, 2019 compared to the year ended December 31, 2018, primarily due to increased demand as a result our increased investment in our sales and marketing efforts following commercialization of our product in the fourth quarter of December 2018.
Subscription Mix
We define subscription mix as a percentage of our total revenue recognized in a reporting period that is subscription based, consisting primarily of our SaaS offering. We view subscription mix as a key indicator of the profitability of our business, and thus we believe that this metric is useful to investors. Because the costs and associated expenses to deliver our subscription offerings are lower as a percentage of sales than the costs of sales of our products, we expect to see an improvement in profitability and margin expansion over time as our mix shifts increasingly towards subscriptions.
	Nine Months Ended September 30,		Year Ended December 31,
	2020	2019	2019	2018
Subscription Mix	15.6%	8.6%	9.1%	0.7%

Subscription mix increased by 7.0%, to 15.6% for the nine months ended September 30, 2020 compared to the nine months ended September 30, 2019, due to the our entry in late 2019 into the Enterprise customer market with higher average sales prices, as well as the timing of revenue recognition for our SaaS and other subscription contracts. Revenue from such contracts is deferred and recognized over the service period.
Subscription mix increased by 8.4%, to 9.1% for the year ended December 31, 2019 compared to the year ended December 31, 2018, due to the timing of revenue recognition for our SaaS and other subscription contracts, following commercialization of our solution in the fourth quarter of December 2018.
Non-GAAP Financial Measures
In order to assist readers of our consolidated financial statements in understanding the core operating results that our management uses to evaluate the business and for financial planning purposes. The following non-GAAP financial measures provide an additional tool for investors to use in comparing our financial performance over multiple periods. We present the following non-GAAP measures and their most directly comparable U.S. GAAP measure:
Adjusted EBITDA
Adjusted EBITDA is a key performance measure that our management uses to assess our operating performance. Adjusted EBITDA facilitates internal comparisons of our operating performance on a more consistent basis. We use this performance measure for business planning purposes and forecasting. We believe that adjusted EBITDA enhances an investor’s understanding of our financial performance as it is useful in assessing our operating performance from period-to-period by excluding certain items that we believe are not representative of our core business.
We calculate adjusted EBITDA as net loss adjusted to exclude interest income, interest expense, other expense, net, provision for income taxes, depreciation and amortization, stock based compensation, non-recurring losses on purchase commitments and non-recurring inventory write-downs. Our non-recurring losses on purchase commitments and inventory write-downs are excluded from EBITDA when they are outside the normal course of operations for our business. The non-recurring losses on purchase commitments relate to inventory supply agreements where the expected losses exceed the benefit of the contracts and the non-recurring inventory write-down adjustments are for excess and obsolete inventory resulting from a shift in product lines.
Our adjusted EBITDA may not be comparable to similarly titled measures of other companies because they may not calculate adjusted EBITDA in the same manner as we calculate the measure, limiting its usefulness as a comparative measure. Adjusted EBITDA is not prepared in accordance with GAAP and should not be considered in isolation of, or as an alternative to, measures prepared in accordance with GAAP. When evaluating our performance, you should consider adjusted EBITDA alongside other financial performance measures, including our net loss and other GAAP results.
The following table reconciles adjusted EBITDA to net loss, the most directly comparable financial measure calculated and presented in accordance with GAAP.
	Nine Months Ended September 30,		Year Ended December 31,
(in thousands)	2020	2019	2019	2018
Net loss	(139,803)	(59,461)	(99,697)	(50,765)
Interest income	(238)	(2,332)	(2,695)	(2,321)
Interest expense	418	—	—	—
Other expense, net	183	27	96	—
Provision for income taxes	32	—	—	—
Depreciation and amortization	904	497	758	391
Stock based compensation	7,727	4,112	6,038	5,589
Losses on purchase commitments	63,993	—	9,500	—
Inventory write-down	2,570	—	—	—
Adjusted EBITDA	(64,214)	(57,157)	(86,000)	(47,106)

Description of Certain Components of Financial Data
Revenue
Revenue consists of revenue from the sale of products such as medical devices, accessories, and related services, which are primarily SaaS subscriptions and extended warranties. SaaS subscriptions include licenses for teams and individuals as well as enterprise level subscriptions. For sales of products (which include the ultrasound devices and any ultrasound device accessories), revenue is recognized at a point in time upon shipment of the products. Service revenue is generally related to stand-ready obligations and is recognized ratably over time. Integration services revenue is recognized using an input method based on costs incurred to date as a percentage of total expected costs of completing the integration project.
Our product sales generate approximately 85% of our revenue, with our subscription revenue comprising the remaining 15%. As adoption of our devices increases through further penetration and practitioners in the Butterfly network continue to use our devices, we expect our revenue mix to shift more toward subscriptions.
Cost of revenue
Cost of product revenue consists of product costs, including manufacturing costs, personnel costs and benefits, duties and other applicable importing costs, shipping and handling costs, packaging, warranty replacement costs, fulfillment costs and inventory obsolescence and write-offs. We expect our cost of product revenue to increase in absolute dollars and decrease as a percentage of revenues over time as we shift to new manufacturing processes and vendors that will result in greater efficiency and lower per unit costs.
Cost of subscription revenue consists of personnel costs, cloud hosting costs and payment processing fees. Because the costs and associated expenses to deliver our SaaS offerings are less than the costs and associated expenses of manufacturing and selling our device, we anticipate a natural improvement in profitability and margin expansion over time as our mix shifts increasingly towards subscriptions.
We will continue to invest additional resources into our products to expand and further develop our offerings. The level and timing of investment in these areas could affect our cost of revenue in the future.
Research and development (R&D)
Research and development expenses primarily consist of personnel costs and benefits, facilities-related expenses, consulting and professional fees, fabrication services, software and other outsourcing expenses. Most of our research and development expenses are related to developing new products and services and improving existing products and services, which we define as not having reached the point of commercialization, and improving our products and services that have been commercialized. Based on the way our research and development resources are organized, we are unable to quantify the split of our research and development expenses between new and existing products and services. Please refer to the “Results of Operations” section for a breakdown of our research and development spend by expense type. Consulting expenses are related to general development activities and clinical /regulatory research. Fabrication services include certain third-party engineering costs, product testing, and test boards. Research and development expenses are expensed as incurred. We expect to continue to make substantial investments in our product development, clinical and regulatory capabilities. We expect R&D spending will continue to increase in absolute dollars and R&D expenses as a percentage of revenues to decrease over time, although such percentage may vary depending on the level and timing of our new product development efforts.
Sales and marketing
Sales and marketing expenses primarily consist of personnel costs and benefits, third party logistics, digital marketing, advertising, promotional, as well as conferences, meetings and other events. We expect our sales and marketing expenses to increase in absolute dollars in the long term as we continue to increase the size of our direct sales force and sales support personnel and expand into new products and markets. Our sales and marketing expenses will also increase in the near term as we promote our brand through marketing and advertising initiatives, expand market presence and hire additional personnel to drive penetration and generate leads. We expect that sales and marketing expenses as a percentage of revenues will increase in the near term and then fluctuate over time as we evaluate expansion opportunities.
General and administrative
General and administrative expenses primarily consist of personnel costs and benefits, patent and filing fees, facilities costs, office expenses and outside services. Outside services consist of professional services, legal and other professional fees. We expect our general and administrative expenses to increase in absolute dollars in the foreseeable future. We anticipate general and administrative expenses to decrease as a percentage of revenue, although they may fluctuate as a percentage of revenue from period to period due to the timing and amount of these expenses. In addition, we expect to incur additional general and administrative expenses as a result of operating as a public company.
Other income (expense), net
Other income (expense), net primarily consists of foreign exchange gains or losses.
Provision for income taxes
Deferred tax assets are reduced by a valuation allowance to the extent management believes it is not more likely than not to be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income. Management makes estimates and judgments about future taxable income based on assumptions that are consistent with our plans and estimates. We recorded a full valuation allowance as of December 31, 2019 and 2018 as we believe that it is more-likely-than-not that we will not be able to utilize all of our deferred tax assets in the future.
Results of Operations
We operate as a single reportable segment to reflect the way our chief operating decision maker (“CODM”) reviews and assesses the performance of the business. The accounting policies are described in Note 2 in our consolidated financial statements included elsewhere in this proxy statement.
	Nine Months Ended September 30,			Year Ended December 31,
(in thousands)	2020	2019	%	2019	2018	%
Revenue:
Product	25,820	15,405	67.6%	25,081	1,516	1544.4%
Subscription	4,777	1,441	231.5%	2,502	10	24920.0%
Total revenue:	30,597	16,846	81.6%	27,583	1,526	1707.5%
Cost of revenue:
Product (including losses on purchase commitments of $64.0 million for nine months ended September 30, 2020 and $9.5 million for the year ended December 31, 2019)	99,259	23,212	327.6%	47,857	2,079	2201.9%
Subscription	1,260	427	195.1%	621	176	252.8%
Total cost of revenue:	100,519	23,639	325.2%	48,478	2,255	2049.8%
Gross margin	(69,922)	(6,793)	929.3%	(20,895)	(729)	2766.3%
Operating expenses:
Research and development	36,427	34,593	5.3%	48,934	34,954	40.0%
Sales and marketing	17,408	8,216	111.9%	14,282	6,075	135.1%
General and administrative	15,651	12,164	28.7%	18,185	11,328	60.5%
Total operating expenses	69,486	54,973	26.4%	81,401	52,357	55.5%
Loss from operations	(139,408)	(61,766)	125.7%	(102,296)	(53,086)	92.7%

	Nine Months Ended September 30,			Year Ended December 31,
(in thousands)	2020	2019	%	2019	2018	%
Interest income	238	2,332	(89.8)%	2,695	2,321	16.1%
Interest expense	(418)	—	100.0%	—	—	—
Other income (expense), net	(183)	(27)	577.8%	(96)	—	100.0%
Loss before provision for income taxes	(139,771)	(59,461)	135.1%	(99,697)	(50,765)	96.4%
Provision for income taxes	32	—	100%	—	—	0%
Net loss	(139,803)	(59,461)	135.1%	(99,697)	(50,765)	96.4%

Comparison of the Nine Months Ended September 30, 2020 and 2019
Revenue
	Nine Months Ended September 30,
(in thousands)	2020	2019	Change	% Change
Revenue:
Product	25,820	15,405	10,415	67.6%
Subscription	4,777	1,441	3,336	231.5%
Total revenue:	$30,597	$16,846	$13,751	81.6%
Total revenue increased by $13.8 million, or 81.6%, for the nine months ended September 30, 2020 compared to the nine months ended September 30, 2019.
Product revenue increased by $10.4 million, or 67.6%, for the nine months ended September 30, 2020 compared to the nine months ended September 30, 2019. The increase in product revenue was primarily driven by a higher volume of Butterfly iQ probes sold, as a result our increased investment in our sales and marketing efforts following commercialization of our product in the fourth quarter of 2018.
Subscription revenue increased by $3.3 million, or 231.5%, for the nine months ended September 30, 2020 compared to the nine months ended September 30, 2019. The increase was driven by an increased volume of our SaaS subscriptions sold in conjunction with sales of our devices.
Cost of revenue
	Nine Months Ended September 30,
(in thousands)	2020	2019	Change	% Change
Cost of revenue:
Product	99,259	23,212	76,047	327.6%
Subscription	1,260	427	833	195.1%
Total cost of revenue	$100,519	$23,639	$76,880	325.2%
Percentage of Revenue	328.5%	140.3%
Cost of revenue increased by $76.9 million, or 325.2%, for the nine months ended September 30, 2020 compared to the nine months ended September 30, 2019.
Cost of product revenue increased by $76.0 million, or 327.6%, for the nine months ended September 30, 2020 compared to the nine months ended September 30, 2019. This increase was primarily driven by $5.2 million increase in costs as a result of increased volume of our Butterfly iQ devices sold, purchase commitment losses of $64.0 million, and charges for inventory write-downs of $6.9 million.
During 2019, we signed a multi-year inventory supply arrangement with a certain third party manufacturing vendor. Based on the assessment of our demand forecast and agreement specific provisions, we recognized a $56.4 million loss during the nine months ended September 30, 2020 related to minimum purchase commitments for inventory that could not be sold through. In addition, as a result of shift in production from the Butterfly iQ to the Butterfly iQ+, we renegotiated certain inventory purchase commitments with other third party manufacturing vendors and as a result we recognized the expected losses on those commitments of $7.6 million for the nine months ended September 30, 2020.
Cost of subscription revenue increased by $0.8 million, or 195.1%, for the nine months ended September 30, 2020 compared to the nine months ended September 30, 2019. This increase was primarily driven by increased cloud hosting costs.
Research and development
	Nine Months Ended September 30,
(in thousands)	2020	2019	Change	% Change
Research and development	$36,427	$34,593	$1,834	5.3%
Percentage of Revenue	119.1%	205.3%
Research and development expenses increased by $1.8 million, or 5.3%, for the nine months ended September 30, 2020 compared to the nine months ended September 30, 2019. This increase was primarily driven by increased payroll costs of $5.5 million as we continue to invest in expanding our internal research capabilities. These expenses were partially offset by lower spending on consulting of $1.5 million, travel costs of $0.9 million and fabrication of $0.7 million. Research and development costs by expense type, shown as a percentage of total research and development expense, were as follows:
	Nine Months Ended September 30,
	2020	2019
Personnel	71.6%	59.3%
Consulting	6.8%	11.5%
Fabrication	9.0%	11.4%
Other	12.6%	17.8%
Sales and marketing
	Nine Months Ended September 30,
(in thousands)	2020	2019	Change	% Change
Sales and marketing	$17,408	$8,216	$9,192	111.9%
Percentage of Revenue	56.9%	48.8%
Sales and marketing expenses increased by $9.2 million, or 111.9%, for the nine months ended September 30, 2020 compared to the nine months ended September 30, 2019. This increase was primarily driven by higher payroll costs of $6.7 million and higher demand generation spending of $1.8 million due to investments made to promote sales growth.
General and administrative
	Nine Months Ended September 30,
(in thousands)	2020	2019	Change	% Change
General and administrative	$15,651	$12,164	$3,487	28.7%
Percentage of Revenue	51.2%	72.2%
General and administrative expenses increased by $3.5 million, or 28.7%, for the nine months ended September 30, 2020 compared to the nine months ended September 30, 2019. This increase was primarily driven by increased payroll costs of $3.6 million due to investments made to scale up our back-office support and executive functions and an increased bad debt expense of $0.6 million. The increase was partly offset by lower consulting and professional services costs of $0.6 million.

Loss from Operations
	Nine Months Ended September 30,
(in thousands)	2020	2019	Change	% Change
Loss from Operations	$(139,408)	$(61,766)	$(77,642)	125.7%
Percentage of Revenue	-455.63%	-366.65%
Loss from operations increased by $77.6 million, or 125.7%, for the nine months ended September 30, 2020 compared to the nine months ended September 30, 2019. This increase was primarily a result of a gross margin decrease of $63.1 million, due to losses from purchase commitments of $64.0 million, and increases in our sales and marketing expenses of $9.2 million.
Interest income
	Nine Months Ended September 30,
(in thousands)	2020	2019	Change	% Change
Interest income	$238	$2,332	$(2,094)	(89.8)%
Percentage of Revenue	0.8%	13.8%
Interest income decreased by $2.1 million, or 89.8%, for the nine months ended September 30, 2020 compared to the nine months ended September 30, 2019. This decrease was a result of a lower average balance held in money market investments.
Interest expense
	Nine Months Ended September 30,
(in thousands)	2020	2019	Change	% Change
Interest expense	$(418)	$—	$418	100.0%
Percentage of Revenue	(1.4)%	—
Interest expense increased by $0.4 million, or 100.0%, for the nine months ended September 30, 2020 compared to the nine months ended September 30, 2019. This increase was driven by non-cash interest expense in connection with convertible notes of $0.4 million.
Other income (expense), net
	Nine Months Ended September 30,
(in thousands)	2020	2019	Change	% Change
Other income (expense), net	$(183)	$(27)	$156	577.8%
Percentage of Revenue	(0.6)%	(0.2)%
Other expense increased by $0.2 million, or 577.8%, for the nine months ended September 30, 2020 compared to the nine months ended September 30, 2019. This increase was driven by an increase in realized foreign exchange losses of $0.2 million due to an increase in foreign currency sales.
Provision for income taxes
	Nine Months Ended September 30,
(in thousands)	2020	2019	Change	% Change
Provision for income taxes	$32	$—	$32	100.0%
Provision for income taxes increased by $0.03 million, or 100.0%, for the nine months ended September 30, 2020 compared to the nine months ended September 30, 2019. This increase was driven by income taxes in our profitable foreign subsidiaries.
As a result of our history of net operating losses, we have provided for a full valuation allowance against our deferred tax assets for assets that are not more-likely-than-not to be realized.

Net Loss
	Nine Months Ended September 30,
(in thousands)	2020	2019	Change	% Change
Net Loss	$(139,803)	$(59,461)	$(80,342)	135.1%
Percentage of Revenue	-456.92%	-352.97%
Net loss increased by $80.3 million, or 135.1%, for the nine months ended September 30, 2020 compared to the nine months ended September 30, 2019. This increase was primarily a result of a higher operating loss of $77.6 million and lower interest income of $2.1 million.
Comparison of the Years Ended December 31, 2019 and 2018
Revenue
	Year Ended December 31,
(in thousands)	2019	2018	Change	% Change
Revenue:
Product	25,081	1,516	23,565	1554.4%
Subscription	2,502	10	2,492	24920.0%
Total revenue:	$27,583	$1,526	$26,057	1707.5%
Total revenue increased by $26.1 million, or 1707.5%, for the year ended December 31, 2019 compared to the year ended December 31, 2018.
Product revenue increased by $23.6 million, or 1554.4%, for the year ended December 31, 2019 compared to the year ended December 31, 2018. The increase was primarily driven by higher sales volume as a result of the commercialization of the Butterfly iQ AI-enhanced personal ultrasound solution, which entered the market in the fourth quarter of 2018.
Subscription revenue increased by $2.5 million, or 24920.0%, for the year ended December 31, 2019 compared to the year ended December 31, 2018. The increase was driven by an increased volume of our SaaS subscriptions sold in conjunction with sales of our devices that were commercialized in late 2018.
Cost of revenue
	Year Ended December 31,
(in thousands)	2019	2018	Change	% Change
Cost of revenue
Product	$47,857	$2,079	$45,778	2201.9%
Subscription	$621	$176	$445	252.8%
Total cost of revenue	$48,478	$2,255	$46,223	2049.8%
Percentage of Revenue	175.8%	147.8%
Cost of revenue increased by $46.2 million, or 2049.8%, for the year ended December 31, 2019 compared to the year ended December 31, 2018.
Cost of product revenue increased by $45.8 million, or 2201.9%, for the year ended December 31, 2019 compared to the year ended December 31, 2018. The increase was primarily driven by $28.0 million increase in costs due to increased sales volume of the Butterfly iQ hardware devices sold following commercialization in late 2018. Significant drivers of the increase include charges for inventory write-downs of $5.3 million, warranty expenses of $2.0 million, payment processing fees of $0.9 million and a purchase commitment loss of $9.5 million. The purchase commitment loss relates to our inventory supply arrangement with a vendor. Based on the assessment of our demand forecast and agreement specific provisions we recognized a loss for minimum purchase commitments for inventory that could not be sold through.
Cost of subscription revenue increased by $0.4 million, or 252.8%, for the year ended December 31, 2019 compared to the year ended December 31, 2018. The increase was primarily driven by increased cloud hosting costs of $0.2 million and increased payment fees of $0.2 million as a result of higher subscription sales volume.

Research and development
	Year Ended December 31,
(in thousands)	2019	2018	Change	% Change
Research and development	$48,934	$34,954	$13,980	40.0%
Percentage of Revenue	177.4%	2290.6%
Research and development expenses increased by $14.0 million, or 40.0%, for the year ended December 31, 2019 compared to the year ended December 31, 2018. This increase was primarily driven by increased payroll costs of $8.7 million, facility costs of $1.5 million, consulting fees of $1.3 million, and fabrication services of $0.5 million. Research and development costs by expense type, shown as a percentage of total research and development expense, were as follows:
	Year Ended December 31,
	2019	2018
Personnel	59.0%	57.2%
Consulting	10.5%	10.9%
Fabrication	13.2%	16.9%
Other	17.2%	15.0%
Sales and marketing
	Year Ended December 31,
(in thousands)	2019	2018	Change	% Change
Sales and marketing	$14,282	$6,075	$8,207	135.1%
Percentage of Revenue	51.8%	398.1%
Sales and marketing expenses increased by $8.2 million, or 135.1%, for the year ended December 31, 2019 compared to the year ended December 31, 2018. This increase was driven primarily by increased payroll costs of $3.6 million and increased spend on demand generation of $3.5 million.
General and administrative
	Year Ended December 31,
(in thousands)	2019	2018	Change	% Change
General and administrative	$18,185	$11,328	$6,857	60.5%
Percentage of Revenue	65.9%	742.3%
General and administrative expenses increased by $6.9 million, or 60.5%, for the year ended December 31, 2019 compared to the year ended December 31, 2018. This increase was primarily driven by increased legal and professional fees of $3.6 million, payroll costs of $1.6 million and office and facilities expenses of $1.3 million.
Loss from Operations
	Year Ended December 31,
(in thousands)	2019	2018	Change	% Change
Loss from Operations	$(102,296)	$(53,086)	$(49,210)	92.7%
Percentage of Revenue	-370.87%	-3478.77%
Loss from operations increased by $49.2 million, or 92.7%, for the year ended December 31, 2019 compared to the year ended December 31, 2018. This increase was primarily a result of a lower gross margins of $20.1 million and increased operating expenses of $29 million.
Interest income
	Year Ended December 31,
(in thousands)	2019	2018	Change	% Change
Interest income	$2,695	$2,321	$374	16.1%
Percentage of Revenue	9.8%	152.1%

Interest income increased by $0.4 million, or 16.1%, for the year ended December 31, 2019 compared to the year ended December 31, 2018. This increase was driven primarily by an increase in interest rates.
Other income (expense), net
	Year Ended December 31,
(in thousands)	2019	2018	Change	% Change
Other income (expense), net	$(96)	$—	$96	100.0%
Percentage of Revenue	(0.3)%	—
Other expense increased by $0.1 million, or 100.0%, for the year ended December 31, 2019 compared to the year ended December 31, 2018. This increase was driven primarily by realized and unrealized losses of $0.1 million.
Net Loss
	Year Ended December 31,
(in thousands)	2019	2018	Change	% Change
Net Loss	$(99,697)	$(50,765)	$(48,932)	96.4%
Percentage of Revenue	-361.44%	-3326.67%
Loss from operations increased by $48.9 million, or 96.4%, for the year ended December 31, 2019 compared to the year ended December 31, 2018. This increase was primarily a result of a higher operating loss of $49.2 million.
Liquidity and Capital Resources
Since our inception, our primary sources of liquidity are cash flows from operations and issuances of preferred stock. Our primary uses of liquidity are operating expenses, working capital requirements and capital expenditures. Cash flows from operations have been historically negative as we continue to develop new products and services and increase our sales and marketing efforts. We expect to be cash flow negative on an annual basis, although we may have quarterly results where cash flows from operations are positive.
We expect to continue to incur net losses in the short term, as we continue to invest in research and development of our products and invest in the sales and marketing and expand into new markets and verticals. Our ability to access capital when needed is not assured and, if capital is not available when, and in the amounts needed, we could be required to delay, scale back or abandon some or all of our development programs and other operations which could materially harm our operations, financial condition and operating results. Because of this uncertainty, there is substantial doubt about our ability to continue as a going concern for at least 12 months from the date of this proxy statement. While we believe the funds to be raised in the Business Combination will alleviate the conditions that raise substantial doubt, it is not expected that such doubt can be alleviated prior to the consummation of the Business Combination. For more information on the Business Combination refer to “The Business Combination Proposal” included elsewhere in this proxy statement/prospectus.
Upon successful consummation of the Business Combination, we expect that the funds raised in connection with the transaction and cash flows from operations will be sufficient to meet our liquidity, capital expenditure, and anticipated working capital requirements and fund our operations for at least the next 12 months. We expect to use the funds raised in connection with the Business Combination to scale our sales and marketing capabilities, develop new products and services, and for working capital and general corporate purposes.
Cash
Our cash and cash equivalents balance as of September 30, 2020 is $51.7 million. Our future capital requirements may vary from those currently planned and will depend on various factors, including our rate of revenue growth and the timing and extent of spending on strategic business initiatives. If we do not achieve our revenue goals as planned, we believe that we can reduce our operating costs. If we need additional funds and are unable to obtain funding on a timely basis, we may need to significantly curtail our operations in an effort to provide sufficient funds to continue our operations, which could adversely affect our business prospects.
Cash flows
Comparison of the Nine Months Ended September 30, 2020 and September 30, 2019
The following table summarizes our sources and uses of cash for the nine months ended September 30, 2020 and September 30, 2019:
	Nine Months Ended September 30,
	2020	2019
Net cash used in operating activities	(61,077)	(98,008)
Net cash used in investing activities	(2,597)	(2,477)
Net cash provided by financing activities	25,358	201
Net decrease in cash and cash equivalents	(38,316)	(100,284)
Cash flows used in Operating Activities
Net cash flows used in operating activities represent the cash receipts and disbursements related to our activities other than investing and financing activities. We expect cash provided by financing activities will continue to be our primary source of funds to support operating needs and capital expenditures for the foreseeable future.
Net cash flows used in operating activities is derived by adjusting our net loss for:
•
non-cash operating items such as depreciation and amortization, stock-based compensation and other non-cash income or expenses;

•
changes in operating assets and liabilities reflect timing differences between the receipt and payment of cash associated with transactions and when they are recognized in results of operations as well as any losses on disposal of fixed assets.

For the nine months ended September 30, 2020, net cash used in operating activities was $61.1 million. The $61.1 million of net cash used in operating activities consisted of a net loss of $139.8 million adjusted for non-cash charges totaling $16.7 million and a net change of $62.0 million in our net operating assets and liabilities. The non-cash charges primarily consisted of $7.7 million for stock-based compensation, $6.9 million for inventory write downs and $0.9 million for depreciation and amortization. The positive change in our net operating assets and liabilities was primarily due to increases in accrued purchase commitments of $63.4 million, relating to expected losses on minimum purchase commitments with a vendor and other inventory supply vendors, and a decrease in security deposits and vendor advances for $5.1 million, as the advances were consumed as inventory was manufactured. In addition, operating cash flows were positively impacted by increases in accrued expenses and other liabilities for $2.0 million and accounts payable for $3.2 million, due to the timing of payments, and increases in deferred revenue for $2.7 million, due to growth in our subscription sales. The positive change in our net operating assets and liabilities was partially offset by increases in inventories for $12.4 million, due to our transition from the Butterfly iQ to the Butterfly iQ+, and accounts receivable for $1.5 million, due to a higher volume of enterprise sales on credit.
For the nine months ended September 30, 2019, net cash used in operating activities was $98.0 million. The $98.0 million of net cash used in operating activities consisted of a net loss of $59.5 million adjusted for non-cash charges totaling $7.2 million and a net change of $45.8 million in our net operating assets and liabilities. The non-cash charges primarily consisted of $4.1 million for stock-based compensation and $2.6 million for inventory write-downs. Operating cash outflows due to changes in our net operating assets and liabilities primarily consisted of an increase in vendor advances for $51.8 million, primarily due to a $56.4 million payment made to a vendor in connection with an inventory supply agreement, and inventory increases of $3.4 million, due to a build up to support a higher volume of sales. These outflows were partially offset by increases in accrued expenses and other liabilities for $1.7 million and accounts payable for $5.3 million, due to the timing of payments, and increases in deferred revenue for $2.2 million, due to an increase in sales volume during the nine months ended September 30, 2019.
Cash flows used in Investing Activities
For the nine months ended September 30, 2020, net cash used in investing activities was $2.6 million. The cash flow used was driven primarily by purchases of fixed assets.
For the nine months ended September 30, 2019, net cash used in investing activities was $2.5 million. The cash flow provided was driven primarily by purchases of fixed assets.
Cash flows provided by Financing Activities
For the nine months ended September 30, 2020, net cash provided by financing activities was $25.4 million. The cash flow provided was driven primarily by proceeds from the Butterfly convertible notes of $20.7 million and a $4.4 million loan issued under the PPP.
For the nine months ended September 30, 2019, net cash provided by financing activities was $0.2 million. The cash flow used was driven primarily by proceeds from exercise of stock options.
Comparison of the period for the years ended December 31, 2019 and December 31, 2018
The following table summarizes our sources and uses of cash for the period for year ended December 31, 2019 and year ended December 31, 2018:
	Year Ended December 31,
(in thousands)	2019	2018
Net cash used in operating activities	(120,432)	(69,581)
Net cash used in investing activities	(4,468)	(1,098)
Net cash provided by financing activities	324	247,843
Net (decrease) increase in cash and cash equivalents	(124,576)	177,164
Cash flows used in Operating Activities
Net cash flows used in operating activities represent the cash receipts and disbursements related to our activities other than investing and financing activities. We expect cash provided by financing activities will continue to be our primary source of funds to finance operating needs and capital expenditures for the foreseeable future.
Net cash flows used in operating activities is derived by adjusting our net loss for:
•
non-cash operating items such as depreciation and amortization, stock-based compensation and other non-cash income or expenses;

•
changes in operating assets and liabilities reflect timing differences between the receipt and payment of cash associated with transactions and when they are recognized in results of operations.

For the year ended December 31, 2019, net cash used in operating activities was $120.4 million. The $120.4 million of net cash used in operating activities consisted of a net loss of $99.7 million adjusted for non-cash charges totaling $19.0 million and a net change of $39.7 million in net operating assets and liabilities. The non-cash charges primarily consisted of a $9.5 million write-down of a vendor deposit, $6.0 million for stock-based compensation, $2.7 million for inventory write-downs and $0.8 million for depreciation and amortization. Operating cash outflows due to changes in our net operating assets and liabilities primarily consisted of an increase in security deposits and vendor advances of $48.5 million, primarily due to a $56.4 million payment made to a vendor in connection with an inventory supply agreement. This outflow was partially offset by increases in accrued expenses and other current liabilities for $5.2 million and accounts payable for $2.5 million, due to the timing of payments, and increases in deferred revenue for $3.5 million due to an increase in sales volume during the year ended December 31, 2019.
For the year ended December 31, 2018, net cash used in operating activities was $69.6 million. The $69.6 million of net cash used in operating activities consisted of a net loss of $50.8 million adjusted for non-cash charges totaling $6.2 million and a net change of $25.0 million in our net operating assets and liabilities. The non-cash charges primarily consisted of $5.6 million for stock-based compensation. The change in our net operating assets and liabilities was primarily due to an increase in security deposits and vendor advances of $15.1 million, consisting of payments made for security deposits for certain real estate leases of $1.8 million and vendor inventory purchase advances for $13.3 million, and increases in inventories for $10.9 million. The vendor inventory purchase advances and inventory increases were due to our efforts to secure a manufacturing supply chain and build-up in inventory to support the product launch of the Butterfly iQ. These operating cash outflows were partially offset by increases of accrued expenses and other current liabilities for $1.9 million and accounts payable for $2.1 million, due to the timing of payments.
Cash flows used in Investing Activities
For the year ended December 31, 2019, net cash used in investing activities was $4.5 million. The cash flow used was driven primarily by purchases of fixed assets.
For the year ended December 31, 2018, net cash used in investing activities was $1.1 million. The cash flow used was driven primarily by purchases of fixed assets.
Cash flows provided by Financing Activities
For the year ended December 31, 2019, net cash provided by financing activities was $0.3 million. Net cash provided by financing activities during 2019 consisted of proceeds from exercise of stock options.
For the year ended December 31, 2018, net cash provided by financing activities was $247.8 million. Net cash provided by financing activities during 2018 consisted mainly of proceeds from issuance of Series D preferred stock.
Contractual obligations
As of December 31, 2019 our contractual obligations were as follows:
(in thousands)	Total	< 1 Year	1-3 Years	3-5 Years	> 5 Years
Operating leases(1)	16,908	1,634	3,392	3,609	8,273
Purchase obligations(2)(3)	35,320	21,410	13,910
Total contractual obligations	52,228	23,044	17,302	3,609	8,273

(1)
Operating leases were amended as of September 30, 2020 and as a result the future minimum rental payments under non-cancelable operating leases decreased by $1.1 million.

(2)
Purchase obligations include all legally binding contracts and primarily relate to firm commitments for inventory purchases from key manufacturers. Our purchase obligations are primarily related to several contracts for key inventory components in our manufacturing process. Purchase orders that are not binding agreements are excluded from the table above.

(3)
Certain manufacturer minimum purchase arrangements have been amended as of September 30, 2020, resulting in a deferral of $12.6 million of purchase obligations from 2020 and 2021 to 2022 and 2023.

As of September 30, 2020, we owe $4.4 million under the PPP. The PPP, established as part of the Coronavirus Aid, Relief and Economic Security Act (“CARES Act”), provides for loans to qualifying businesses for amounts up to 2.5 times of the average monthly payroll expenses of the qualifying business. The loans and accrued interest are forgivable after eight weeks as long as the borrower uses the loan proceeds for eligible purposes, including payroll, benefits, rent and utilities, and maintains its payroll levels. Subject to and following the Closing of the Business Combination, we intend to repay the loan in full.
On May 21, 2020, we issued the convertible note payable for total gross proceeds of $20.2 million. Further, on July 16, 2020, we issued an additional convertible note payable for total gross proceeds of $0.5 million. The convertible notes bear interest at 5% per annum, are mandatorily convertible to Series D Preferred stock at a conversion rate of $10.27 per share when they mature, 2 years after the initial closing of the convertible notes. In addition, the convertible notes are convertible into preferred stock or common stock upon the occurrence of certain events prescribed in the convertible note agreements. Given that the maturity date is more than one year away from the issuance of the convertible note, then the convertible note is classified as a long-term obligation. As of September 30, 2020, the amount of unamortized original issue discount and unamortized issuance costs (if any) on the convertible note was immaterial.
Critical Accounting Policies and Significant Judgments and Estimates
Our consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (U.S. GAAP). The process of preparing financial statements in conformity with U.S. GAAP requires us to make estimates and assumptions that affect the reported amounts of certain assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of expense during the period.
While our significant accounting policies are described in more detail in Note 2 in our consolidated financial statements included elsewhere in this proxy statement, we believe that the following accounting policies are those most critical to the judgments and estimates used in the preparation of our financial statements.
Revenue recognition
We adopted ASC 606 on January 1, 2018. We generate revenue from the sale of products and subscriptions. Our contracts with customers often include multiple performance obligations. We identified the following performance obligations in our contracts with customers:
•
Hardware devices and accessories

•
Maintenance and support for the software that is used in connection with the hardware devices, including the right to an unspecified number of software updates as and when available

•
Cloud-based software subscriptions, which represent an obligation to provide the customer with ongoing access to our hosted software applications on a continuous basis throughout the subscription period

•
Implementation and integration services

•
Extended warranties

We account for the warranty as an assurance type warranty. At the time revenue is recognized, an estimate of future warranty costs is recorded as a component of cost of revenue and as liability in accrued expenses. Factors that affect the warranty obligation include historical as well as current product failure rates, service delivery costs incurred in correcting product failures, and warranty policies and business practices.
Our contracts with customers include variable consideration in the form of refunds and credits for product returns and price concessions. We estimate variable consideration using the expected value method based on a portfolio of data from similar contracts.
Transaction price is allocated to all identified performance obligations based on relative standalone selling prices of the underlying goods or services. For most performance obligations except certain services, we have an observable standalone selling price. We use estimation techniques, which require significant judgment, to estimate the standalone selling price for goods and services for which an observable selling price is not available. Our sales of hardware devices represent a bundled sale of a good and a service that includes two performance obligations. We have an observable standalone selling price for the bundle and estimate the standalone selling price of the performance obligations within the bundle using estimation techniques that maximize the use of observable inputs.
Each unit of hardware devices and accessories is a performance obligation satisfied at a point in time, usually upon shipment of the good to the customer. Our services, including the cloud-based software subscriptions, extended warranties, and support and maintenance, are stand-ready obligations that are satisfied over time. We use the time elapsed (straight-line) measure of progress to recognize revenue. The implementation and integration services are performance obligations satisfied over time, and we use the costs incurred input measure of progress to recognize revenue.
Stock-based compensation
Our stock-based compensation program includes restricted stock and stock option grants to our officers, employees and consultants. Stock options are granted at exercise prices not less than the fair market value of our common stock at the dates of grant. For purposes of restricted stock grants, the grant date fair value is calculated as the fair market value of the stock on the date of grant.
The fair values of stock option grants are estimated using a Black-Scholes option-pricing model. Key inputs and assumptions include the expected term of the option, stock price volatility, risk-free interest rate, dividend yield, stock price and exercise price. Many of the assumptions require significant judgment and changes in assumptions could have a significant impact in the determination of stock-based compensation expense. Key assumptions include:
•
Risk free interest rate: The risk-free interest rate for periods within the contractual life of the awards is based on the U.S. Treasury yield curve in effect at the time of the grant.

•
Expected dividend yield: We have never declared or paid any cash dividends and do not expect to pay any cash dividends in the foreseeable future.

•
Expected term: We calculate expected term using the “simplified” method, which is the simple average of the vesting period and the contractual term.

•
Expected volatility: We determined expected annual equity volatility to be 50% and 55% for December 31, 2019 and 2018, respectively.

Stock options granted to service providers generally vest one-quarter after the first year and the remainder vests in equal monthly installments over the following thirty-six months and have a term of 10 years.
No related tax benefits of the stock-based compensation expense have been recognized and no related tax benefits have been realized from the exercise of stock options due to our net operating loss carryforwards.
Stock options granted to non-employees are accounted for based on their fair value on the measurement date using the Black-Scholes option-pricing model. Stock options granted to non-employees are subject to periodic revaluation over their vesting terms.
Inventory and Inventory Valuation
Inventories are stated at the lower of actual cost, determined using the average cost method, or net realizable value (NRV). We routinely evaluate quantities and value of our inventories in light of current market conditions and market trends and record a write-down against the cost of inventories for NRV below cost. NRV is based upon an estimated average selling price reduced by the estimated costs of completion, disposal, and transportation. The determination of NRV involves numerous judgments including estimating selling prices, existing customer orders, and estimated costs of completion, disposal, and transportation. Should actual market conditions differ from our estimates, future results of operations could be materially affected. We reduce the value of our inventory for estimated obsolescence or lack of marketability by the difference between the cost of the affected inventory and the estimated market value.
The valuation of inventory also requires us to estimate excess and obsolete inventory. We periodically review the age, condition and turnover of its inventory to determine whether any inventory has become obsolete or has declined in value and incur a charge to operations for known and anticipated inventory obsolescence. We also consider the rate at which new products will be accepted in the marketplace and how quickly customers will transition from older products to newer products, including whether older products can be re-manufactured into new products. The evaluation also takes into consideration new product development schedules, the effect that new products might have on the sale of existing products, product obsolescence, product merchantability and other factors. Market conditions are subject to change and if actual market conditions are less favorable than those projected by management, additional inventory write-downs may be required, which would have a negative impact on gross margin.
Losses expected to arise from firm, non-cancelable and unhedged commitments for the future purchase of inventory items are recognized unless the losses are recoverable through firm sales contracts or other means.
We capitalize manufacturing overhead expenditures as part of inventory costs. Capitalized costs primarily include management’s best estimate and allocation of the direct labor, materials costs and other overhead costs incurred related to inventory acquired or produced but not sold during the respective period.

Manufacturing overhead costs are capitalized to inventory and are recognized as cost of revenues in future periods based on our rate of inventory turnover.
Recently Adopted Accounting Pronouncements
A description of recently issued accounting pronouncements that may potentially impact our financial position and results of operations is disclosed in Note 2 in our financial statements included elsewhere in this proxy statement.
Emerging Growth Company
Following the Business Combination, we expect to become an “emerging growth company,” as defined in the JOBS Act. Pursuant to the JOBS Act, an emerging growth company is provided the option to adopt new or revised accounting standards that may be issued by FASB or the SEC either (i) within the same periods as those otherwise applicable to non-emerging growth companies or (ii) within the same time periods as private companies. We intend to take advantage of the exemption for complying with new or revised accounting standards within the same time periods as private companies. Accordingly, the information contained herein may be different than the information you receive from other public companies.
We also intend to take advantage of some of the reduced regulatory and reporting requirements of emerging growth companies pursuant to the JOBS Act so long as we qualify as an emerging growth company, including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404(b) of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation, and exemptions from the requirements of holding non-binding advisory votes on executive compensation and golden parachute payments.
Quantitative and Qualitative Disclosures About Market Risk
We have operations within the United States, Australia, Germany, Netherlands, United Kingdom and Taiwan and we are exposed to market risk in the ordinary course of our business further discussed in the section titled “Risk Factors” in this proxy statement/prospectus.
Interest Rate Risk
We do not have any floating rate debt as of December 31, 2019. Cash equivalents, which consistent primary of money market funds are subject to interest rate volatility and represents a market risk. Due to the short-term nature of these investments, we do not expect cash flows to be affected to any significant degree by a sudden change in market interest rates.
Foreign Exchange Risk
We operate our business primarily within the United States and currently execute the majority of our transactions in U.S. dollars. We have not utilized hedging strategies with respect to such foreign exchange exposure. This limited foreign currency translation risk is not expected to have a material impact on our consolidated financial statements.

DESCRIPTION OF NEW BUTTERFLY SECURITIES
As a result of the Business Combination, the Longview stockholders and the Butterfly stockholders who receive shares of New Butterfly Class A common stock or New Butterfly Class B common stock in the transactions will become New Butterfly stockholders. Your rights as New Butterfly stockholders will be governed by Delaware law and the Proposed Charter and New Butterfly Bylaws. The following description of the material terms of New Butterfly’s securities reflects the anticipated state of affairs upon completion of the Business Combination.
In connection with the Business Combination, Longview will amend and restate its Current Charter and Bylaws. The following summary of the material terms of New Butterfly’s securities following the Business Combination is not intended to be a complete summary of the rights and preferences of such securities. The full text of the Proposed Charter and the New Butterfly Bylaws are attached as Annex B and Annex C, respectively, to this proxy statement/prospectus. You are encouraged to read the applicable provisions of Delaware law, the Proposed Charter and the New Butterfly Bylaws in their entirety for a complete description of the rights and preferences of New Butterfly securities following the Business Combination.
Authorized and Outstanding Capital Stock
The Proposed Charter authorizes the issuance of 628,000,000 shares, of which 600,000,000 shares will be shares of New Butterfly Class A common stock, par value $0.0001 per share, 27,000,000 shares will be shares of New Butterfly Class B common stock, par value $0.0001 per share, and 1,000,000 shares will be shares of New Butterfly preferred stock, par value $0.0001 per share.
As of January 15, 2021, the record date for the Special Meeting, Longview had approximately 41,400,000 shares of Longview Class A common stock and 10,350,000 shares of Longview Class B common stock outstanding. Longview also has issued 20,653,333 warrants, consisting of 13,800,000 public warrants and 6,853,333 private placement warrants, and 1,901,560 units outstanding. After giving effect to the Business Combination and the PIPE Financing, based on an assumed Closing Date of January 31, 2021, New Butterfly will have 161,224,758 shares of New Butterfly Class A common stock outstanding (assuming no redemptions) and 26,426,937 shares of New Butterfly Class B common stock outstanding (assuming no redemptions).
New Butterfly Common Stock
New Butterfly Class A Common Stock
Voting Rights
Holders of New Butterfly Class A common stock will be entitled to cast one vote per New Butterfly Class A share. Generally, holders of all classes of New Butterfly common stock vote together as a single class, and an action is approved by New Butterfly stockholders if a majority of votes cast affirmatively or negatively on the action are cast in favor of the action, while directors are elected by a plurality of the votes cast. Holders of New Butterfly Class A common stock will not be entitled to cumulate their votes in the election of directors.
Dividend Rights
With limited exceptions in the case of certain stock dividends or disparate dividends approved by the affirmative vote of the holders of a majority of the New Butterfly Class A common stock and New Butterfly Class B common stock, each voting separately as a class, holders of New Butterfly Class A common stock will share ratably (based on the number of shares of New Butterfly Class A common stock held), together with each holder of New Butterfly Class B common stock, if and when any dividend is declared by the New Butterfly Board out of funds legally available therefor, subject to restrictions, whether statutory or contractual (including with respect to any outstanding indebtedness), on the declaration and payment of dividends and to any restrictions on the payment of dividends imposed by the terms of any outstanding preferred stock or any class or series of stock having a preference over, or the right to participate with, the New Butterfly Class A common stock with respect to the payment of dividends.

Liquidation, Dissolution and Winding Up
On the liquidation, dissolution, distribution of assets or winding up of New Butterfly, each holder of New Butterfly Class A common stock, together with each holder of New Butterfly Class B common stock, will be entitled, pro rata on a per share basis, to all assets of New Butterfly of whatever kind available for distribution to the holders of common stock, subject to the designations, preferences, limitations, restrictions and relative rights of any other class or series of preferred stock of New Butterfly then outstanding and unless disparate or different treatment of the shares of New Butterfly Class A common stock and New Butterfly Class B common stock is approved by the affirmative vote of the holders of a majority of the outstanding shares of New Butterfly Class A common stock and New Butterfly Class B common stock, each voting separately as a class.
Other Matters
Holders of shares of New Butterfly Class A common stock do not have subscription, redemption or conversion rights. Upon completion of the Business Combination, all the outstanding shares of New Butterfly Class A common stock will be validly issued, fully paid and non-assessable.
New Butterfly Class B Common Stock
Voting Rights
Holders of New Butterfly Class B common stock will be entitled to cast 20 votes per share of New Butterfly Class B common stock. Generally, holders of all classes of New Butterfly common stock vote together as a single class, and an action is approved by New Butterfly stockholders if a majority of votes cast affirmatively or negatively on the action are cast in favor of the action, while directors are elected by a plurality of the votes cast. Holders of New Butterfly Class B common stock will not be entitled to cumulate their votes in the election of directors.
Dividend Rights
With limited exceptions in the case of certain stock dividends or disparate dividends approved by the affirmative vote of the holders of a majority of the New Butterfly Class A common stock and New Butterfly Class B common stock, each voting separately as a class, holders of New Butterfly Class B common stock will share ratably (based on the number of shares of New Butterfly Class B common stock held), together with each holder of New Butterfly Class A common stock, if and when any dividend is declared by the New Butterfly Board out of funds legally available therefor, subject to restrictions, whether statutory or contractual (including with respect to any outstanding indebtedness), on the declaration and payment of dividends and to any restrictions on the payment of dividends imposed by the terms of any outstanding preferred stock or any class or series of stock having a preference over, or the right to participate with, the New Butterfly Class B common stock with respect to the payment of dividends.
Optional Conversion
Holders of New Butterfly Class B common stock will have the right to convert shares of their New Butterfly Class B common stock into fully paid and non-assessable shares of New Butterfly Class A common stock, on a one-to-one basis, at the option of the holder at any time upon written notice to New Butterfly.
Mandatory Conversion
Holders of New Butterfly Class B common stock will have their New Butterfly Class B common stock automatically converted into New Butterfly Class A common stock, on a one-to-one basis, upon the occurrence of any of the events described below:
(1)
Any sale, assignment, transfer, conveyance, hypothecation, or other transfer or disposition, directly or indirectly, of any New Butterfly Class B common stock or any legal or beneficial interest in such share, whether or not for value and whether voluntary or involuntary or by operation of law (including by merger, consolidation, or otherwise), including, without limitation the transfer of a share of New Butterfly Class B common stock to a broker or other nominee or the transfer of, or entering into a binding agreement with respect to, voting control over such share by proxy or otherwise, other than a permitted transfer.
(2)
Upon the first date on which Dr. Rothberg, together with all other qualified stockholders, collectively cease to beneficially own at least 20% of the number of New Butterfly Class B common stock (as such number of shares is equitably adjusted in respect of any reclassification, stock dividend, subdivision, combination, or recapitalization of the New Butterfly Class B common stock) collectively beneficially owned by Dr. Rothberg and permitted transferees of New Butterfly Class B common stock as of the Effective Time.

(3)
Upon the date specified by the affirmative vote of the holders of at least two-thirds (2/3) of the outstanding shares of New Butterfly Class B common stock, voting as a separate class.

Liquidation Rights
On the liquidation, dissolution, distribution of assets or winding up of New Butterfly, each holder of New Butterfly Class B common stock, together with each holder of New Butterfly Class A common stock, will be entitled, pro rata on a per share basis, to all assets of New Butterfly of whatever kind available for distribution to the holders of common stock, subject to the designations, preferences, limitations, restrictions and relative rights of any other class or series of preferred stock of New Butterfly then outstanding and unless disparate or different treatment of the shares of New Butterfly Class A common stock and New Butterfly Class B common stock is approved by the affirmative vote of the holders of a majority of the outstanding shares of New Butterfly Class A common stock and New Butterfly Class B common stock, each voting separately as a class.
Preferred Stock
The Proposed Charter provides that the New Butterfly Board has the authority, without action by the stockholders, to designate and issue shares of preferred stock in one or more classes or series, and the number of shares constituting any such class or series, and to fix the voting powers, designations, preferences, limitations, restrictions and relative rights of each class or series of preferred stock, including, without limitation, dividend rights, dividend rates, conversion rights, exchange rights, voting rights, rights and terms of redemption, dissolution preferences, and treatment in the case of a merger, business combination transaction, or sale of New Butterfly’s assets, which rights may be greater than the rights of the holders of the common stock. There will be no shares of preferred stock outstanding immediately upon consummation of the Business Combination.
The purpose of authorizing the New Butterfly Board to issue preferred stock and determine the rights and preferences of any classes or series of preferred stock is to eliminate delays associated with a stockholder vote on specific issuances. The simplified issuance of preferred stock, while providing flexibility in connection with possible acquisitions, future financings and other corporate purposes, could have the effect of making it more difficult for a third party to acquire, or could discourage a third party from seeking to acquire, a majority of New Butterfly outstanding voting stock. Additionally, the issuance of preferred stock may adversely affect the holders of New Butterfly common stock by restricting dividends on the New Butterfly common stock, diluting the voting power of the New Butterfly common stock or subordinating the dividend or liquidation rights of the New Butterfly common stock. As a result of these or other factors, the issuance of preferred stock could have an adverse impact on the market price of New Butterfly common stock.
Unvested Stock Options
At the Effective Time, each outstanding option to purchase shares of Butterfly common stock (a “Butterfly option”) that is outstanding and unexercised, whether or not then vested or exercisable, will be assumed by New Butterfly and will be converted into an option to acquire shares of New Butterfly Class A common stock with the same terms and conditions as applied to the Butterfly option immediately prior to the Effective Time provided that the number of shares underlying such New Butterfly option will be determined by multiplying the number of shares of Butterfly common stock subject to such option immediately prior to the Effective Time by 1.0383, rounded down to the nearest whole number of shares, and the per share exercise price of such New Butterfly option will be determined by dividing the per share exercise price immediately prior to the Effective Time by 1.0383 and rounding up to the nearest whole cent.
As of September 30, 2020, Butterfly had outstanding options to purchase 25,298,453 shares of its common stock, with a weighted average exercise price of $3.52 per share.
Unvested Restricted Stock Units
At the Effective Time, each outstanding restricted stock unit (“RSU”) to receive shares of Butterfly common stock upon satisfaction of vesting conditions (“Butterfly RSU”) that is outstanding will be assumed by New Butterfly and will be converted into a RSU to receive shares of New Butterfly Class A common stock with the same terms and conditions as applied to the Butterfly RSU immediately prior to the Effective Time, provided that the number of shares of New Butterfly underlying each RSU will be determined by multiplying the number of shares of Butterfly common stock subject to such RSU immediately prior to the Effective Time by 1.0383.
Warrants
Public Stockholders’ Warrants
There are currently outstanding an aggregate of 13,800,000 public warrants, which, following the consummation of the Business Combination, will entitle the holder to acquire New Butterfly Class A common stock. Each whole warrant will entitle the registered holder to purchase one share of New Butterfly Class A common stock at an exercise price of $11.50 per share, subject to adjustment as discussed below, beginning the later of 30 days after the Closing and 12 months from the closing of our initial public offering, which occurred on May 26, 2020. A holder may exercise its warrants only for a whole number of shares of New Butterfly Class A common stock. This means only a whole warrant may be exercised at a given time by a warrant holder. No fractional warrants will be issued upon separation of the units and only whole warrants will trade. Accordingly, unless holder has at least three units, such holder will not be able to receive or trade a whole warrant. The warrants will expire five years after the completion of the Business Combination, at 5:00 p.m., New York City time, or earlier upon redemption or liquidation.
New Butterfly will not be obligated to deliver any shares of New Butterfly Class A common stock pursuant to the exercise of a warrant and will have no obligation to settle such warrant exercise unless a registration statement under the Securities Act covering the issuance of the shares of New Butterfly Class A common issuable upon exercise of the warrants is then effective and a current prospectus relating to those shares of New Butterfly Class A common stock is available, subject to New Butterfly satisfying its obligations described below with respect to registration. No warrant will be exercisable for cash or on a cashless basis, and New Butterfly will not be obligated to issue any shares to holders seeking to exercise their warrants, unless the issuance of the shares upon such exercise is registered or qualified under the securities laws of the state of the exercising holder, or an exemption is available. In the event that the conditions in the two immediately preceding sentences are not satisfied with respect to a warrant, the holder of such warrant will not be entitled to exercise such warrant and such warrant may have no value and expire worthless.
New Butterfly has agreed that as soon as practicable, but in no event later than 15 business days after the Closing of the Business Combination, New Butterfly will use its best efforts to file with the SEC a registration statement registering the issuance, under the Securities Act, of the shares of New Butterfly Class A common stock issuable upon exercise of the warrants. New Butterfly will use its best efforts to cause the same to become effective within 60 business days following the Business Combination and to maintain the effectiveness of such registration statement, and a current prospectus relating thereto, until the expiration of the warrants in accordance with the provisions of the warrant agreement. Notwithstanding the above, if the New Butterfly Class A common stock is at the time of any exercise of a warrant not listed on a national securities exchange such that it satisfies the definition of a “covered security” under Section 18(b)(1) of the Securities Act, New Butterfly may, at its option, require holders of public warrants who exercise their warrants to do so on a “cashless basis” in accordance with Section 3(a)(9) of the Securities Act and, in the event

New Butterfly so elects, New Butterfly will not be required to file or maintain in effect a registration statement, but will use its best efforts to qualify the shares under applicable blue sky laws to the extent an exemption is not available.
Redemptions
Once the warrants become exercisable, New Butterfly may redeem the outstanding warrants (except as described herein with respect to the private placement warrants):
•
in whole and not in part;

•
at a price of $0.01 per warrant;

•
upon not less than 30 days’ prior written notice of redemption (the “30-day redemption period”) to each warrant holder; and

•
if, and only if, the last reported sale price of the New Butterfly Class A common stock equals or exceeds $18.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like and for certain issuances of New Butterfly Class A common stock and equity-linked securities as described below) for any 20 trading days within a 30-trading day period ending on the third trading day prior to the date New Butterfly sends the notice of redemption to the warrant holders.

If and when the warrants become redeemable by New Butterfly, New Butterfly may exercise its redemption right even if New Butterfly is unable to register or qualify the underlying securities for sale under all applicable state securities laws. As a result, New Butterfly may redeem the warrants as set forth above even if the holders are otherwise unable to exercise the warrants.
New Butterfly has established the $18.00 per share (subject to adjustment) redemption criteria discussed above to prevent a redemption call unless there is at the time of the call a significant premium to the warrant exercise price. If the foregoing conditions are satisfied and New Butterfly issues a notice of redemption of the warrants, each warrant holder will be entitled to exercise his, her or its warrant prior to the scheduled redemption date. However, the price of the New Butterfly Class A common stock may fall below the $18.00 redemption trigger price (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like and for certain issuances of New Butterfly Class A common stock and equity-linked securities as described below) as well as the $11.50 warrant exercise price after the redemption notice is issued.
Commencing ninety days after the warrants become exercisable, New Butterfly may redeem the outstanding warrants:
•
in whole and not in part;

•
at $0.10 per warrant upon a minimum of 30 days’ prior written notice of redemption provided that holders will be able to exercise their warrants on a cashless basis prior to redemption and receive that number of shares determined by reference to the table below, based on the redemption date and the “fair market value” of the New Butterfly Class A common stock except as otherwise described below;

•
if, and only if, the last reported sale price of the New Butterfly Class A common stock equals or exceeds $10.00 per share (as adjusted per stock splits, stock dividends, reorganizations, reclassifications, recapitalizations and the like) on the trading day prior to the date on which New Butterfly sends the notice of redemption to the warrant holders;

•
if, and only if, the private placement warrants are also concurrently exchanged at the same price (equal to a number of shares of New Butterfly Class A common stock) as the outstanding public warrants, as described above; and

•
if, and only if, there is an effective registration statement covering the issuance of the shares of New Butterfly Class A common stock issuable upon exercise of the warrants and a current prospectus relating thereto available throughout the 30-day period after written notice of redemption is given.

The numbers in the table below represent the number of shares of New Butterfly Class A common stock that a warrant holder will receive upon cashless exercise in connection with a redemption by New Butterfly pursuant to this redemption feature, based on the “fair market value” of the New Butterfly Class A common stock on the corresponding redemption date (assuming holders elect to exercise their warrants and such warrants are not redeemed for $0.10 per warrant), determined based on the average of the last reported sales price for the 10 trading days ending on the third trading day prior to the date on which the notice of redemption is sent to the holders of warrants, and the number of months that the corresponding redemption date precedes the expiration date of the warrants, each as set forth in the table below. In connection with a redemption by New Butterfly pursuant to this redemption feature, a warrant holder may still exercise its warrants for cash.
The stock prices set forth in the column headings of the table below will be adjusted as of any date on which the number of shares of New Butterfly common stock issuable upon exercise of a warrant is adjusted as set forth below in the first three paragraphs under the heading “— Anti-dilution Adjustments” below. The adjusted stock prices in the column headings will equal the stock prices immediately prior to such adjustment, multiplied by a fraction, the numerator of which is the number of shares deliverable upon exercise of a warrant immediately prior to such adjustment and the denominator of which is the number of shares deliverable upon exercise of a warrant as so adjusted. The number of shares in the table below shall be adjusted in the same manner and at the same time as the number of shares issuable upon exercise of a warrant.
Redemption Date (period to expiration of warrants)	≤ 10.00	11.00	12.00	13.00	14.00	15.00	16.00	17.00	≥ 18.00
57 months	0.257	0.277	0.294	0.310	0.324	0.337	0.348	0.358	0.365
54 months	0.252	0.272	0.291	0.307	0.322	0.335	0.347	0.357	0.365
51 months	0.246	0.268	0.287	0.304	0.320	0.333	0.346	0.357	0.365
48 months	0.241	0.263	0.283	0.301	0.317	0.332	0.344	0.356	0.365
45 months	0.235	0.258	0.279	0.298	0.315	0.330	0.343	0.356	0.365
42 months	0.228	0.252	0.274	0.294	0.312	0.328	0.342	0.355	0.364
39 months	0.221	0.246	0.269	0.290	0.309	0.325	0.340	0.354	0.364
36 months	0.213	0.239	0.263	0.285	0.305	0.323	0.339	0.353	0.364
33 months	0.205	0.232	0.257	0.280	0.301	0.320	0.337	0.352	0.364
30 months	0.196	0.224	0.250	0.274	0.297	0.316	0.335	0.351	0.364
27 months	0.185	0.214	0.242	0.268	0.291	0.313	0.332	0.350	0.364
24 months	0.173	0.204	0.233	0.260	0.285	0.308	0.329	0.348	0.364
21 months	0.161	0.193	0.223	0.252	0.279	0.304	0.326	0.347	0.364
18 months	0.146	0.179	0.211	0.242	0.271	0.298	0.322	0.345	0.363
15 months	0.130	0.164	0.197	0.230	0.262	0.291	0.317	0.342	0.363
12 months	0.111	0.146	0.181	0.216	0.250	0.282	0.312	0.339	0.363
9 months	0.090	0.125	0.162	0.199	0.237	0.272	0.305	0.336	0.362
6 months	0.065	0.099	0.137	0.178	0.219	0.259	0.296	0.331	0.362
3 months	0.034	0.065	0.104	0.150	0.197	0.243	0.286	0.326	0.361
0 months	—	—	0.042	0.115	0.179	0.233	0.281	0.323	0.361
The exact fair market value and redemption date may not be set forth in the table above, in which case, if the fair market value is between two values in the table or the redemption date is between two redemption dates in the table, the number of shares of New Butterfly Class A common stock to be issued for each warrant exercised will be determined by a straight-line interpolation between the number of shares set forth for the higher and lower fair market values and the earlier and later redemption dates, as applicable, based on a 365 or 366-day year, as applicable. For example, if the average last reported sale price of the New Butterfly Class A common stock for the 10 trading days ending on the third trading date prior to the date on which the notice of redemption is sent to the holders of the warrants is $11 per share, and at such time there are 57 months until the expiration of the warrants, holders may choose to, in connection with this redemption feature, exercise their warrants for 0.277 shares of New Butterfly Class A common stock for each whole warrant. For an example where the exact fair market value and redemption date are not as set forth in the table above, if the average last reported sale price of the New Butterfly Class A common stock for the 10 trading days ending on the third trading date prior to the date on which the notice of redemption is sent to the holders of the warrants is $13.50 per share, and at such time there are 38 months until the expiration of the warrants, holders may choose to, in connection with this redemption feature, exercise their warrants for 0.298 shares of New Butterfly Class A common stock for each whole warrant. In no event will the warrants be exercisable in connection with this redemption feature for more than 0.365 shares of New Butterfly Class A common stock per warrant. Finally, as reflected in the table above, if the warrants are out of the money and about to expire, they cannot be exercised on a cashless basis in connection with a redemption by New Butterfly pursuant to this redemption feature, since they will not be exercisable for any shares of New Butterfly Class A common stock.
Holders choosing to exercise their warrants in connection with a redemption pursuant to this feature will, in effect, receive a number of shares for their warrants based on an option pricing model with a fixed volatility input. This redemption right provides New Butterfly with an additional mechanism by which to redeem all of the outstanding warrants, and therefore have certainty as to the New Butterfly capital structure as the warrants would no longer be outstanding and would have been exercised or redeemed and New Butterfly will be required to pay the redemption price to warrant holders if New Butterfly chooses to exercise this redemption right and it will allow New Butterfly to quickly proceed with a redemption of the warrants if New Butterfly determines it is in New Butterfly’s best interest to do so. As such, New Butterfly would redeem the warrants in this manner when it believes it is in New Butterfly’s best interest to update its capital structure to remove the warrants and pay the redemption price to the warrant holders.
As stated above, New Butterfly can redeem the warrants when the New Butterfly Class A common stock is trading at a price starting at $10.00, which is below the exercise price of $11.50, because it will provide certainty with respect to New Butterfly’s capital structure and cash position while providing warrant holders with the opportunity to exercise their warrants on a cashless basis for the applicable number of shares. If New Butterfly chooses to redeem the warrants when the New Butterfly Class A common stock is trading at a price below the exercise price of the warrants, this could result in the warrant holders receiving fewer shares of New Butterfly Class A common stock than they would have received if they had chosen to wait to exercise their warrants for New Butterfly Class A common stock if and when such New Butterfly Class A common stock trades at a price higher than the exercise price of $11.50.
No fractional shares of New Butterfly Class A common stock will be issued upon exercise. If, upon exercise, a holder would be entitled to receive a fractional interest in a share, New Butterfly will round down to the nearest whole number of the number of shares of New Butterfly Class A common stock to be issued to the holder. If, at the time of redemption, the warrants are exercisable for a security other than the shares of New Butterfly Class A common stock pursuant to the warrant agreement, the warrants may be exercised for such security.
If New Butterfly calls the warrants for redemption for $0.01 as described above New Butterfly management will have the option to require any holder that wishes to exercise his, her or its warrant to do so on a “cashless basis.” If New Butterfly management takes advantage of this option, all holders of warrants would pay the exercise price by surrendering their warrants for that number of shares of New Butterfly Class A common stock equal to the quotient obtained by dividing (x) the product of the number of shares of New Butterfly Class A common stock underlying the warrants, multiplied by the excess of the “fair market value” (defined below) over the exercise price of the warrants by (y) the fair market value. The “fair market value” shall mean the average last reported sale price of the New Butterfly Class A common stock for the 10 trading days ending on the third trading day prior to the date on which the notice of redemption is sent to the holders of warrants. Requiring a cashless exercise in this manner will reduce the number of shares to be issued and thereby lessen the dilutive effect of a warrant redemption. If New Butterfly calls the warrants for redemption and New Butterfly management does not take advantage of this option, the Sponsor and its permitted transferees would still be entitled to exercise their private placement warrants for cash or on a cashless basis using the same formula described above that other warrant holders would have been required to use had all warrant holders been required to exercise their warrants on a cashless basis, as described in more detail below.

A holder of a warrant may notify New Butterfly in writing in the event it elects to be subject to a requirement that such holder will not have the right to exercise such warrant, to the extent that after giving effect to such exercise, such person (together with such person’s affiliates), to the warrant agent’s actual knowledge, would beneficially own in excess of 9.8% (or such other amount as a holder may specify) of the shares of New Butterfly Class A common stock outstanding immediately after giving effect to such exercise.
Anti-dilution adjustments.   If the number of outstanding shares of New Butterfly Class A common stock is increased by a stock dividend payable in shares of New Butterfly Class A common stock, or by a split-up of shares of New Butterfly Class A common stock or other similar event, then, on the effective date of such stock dividend, split-up or similar event, the number of shares of New Butterfly Class A common stock issuable on exercise of each warrant will be increased in proportion to such increase in the outstanding shares of New Butterfly Class A common stock. A rights offering to holders of New Butterfly Class A common stock entitling holders to purchase shares of New Butterfly Class A common stock at a price less than the fair market value will be deemed a stock dividend of a number of shares of New Butterfly Class A common stock equal to the product of (1) the number of shares of New Butterfly Class A common stock actually sold in such rights offering (or issuable under any other equity securities sold in such rights offering that are convertible into or exercisable for New Butterfly Class A common stock) multiplied by (2) one minus the quotient of (x) the price per share of New Butterfly Class A common stock paid in such rights offering divided by (y) the fair market value. For these purposes, (1) if the rights offering is for securities convertible into or exercisable for New Butterfly Class A common stock, in determining the price payable for New Butterfly Class A common stock, there will be taken into account any consideration received for such rights, as well as any additional amount payable upon exercise or conversion and (2) fair market value means the volume weighted average price of New Butterfly Class A common stock as reported during the ten trading day period ending on the trading day prior to the first date on which the shares of New Butterfly Class A common stock trade on the applicable exchange or in the applicable market, regular way, without the right to receive such rights.
In addition, if New Butterfly, at any time while the warrants are outstanding and unexpired, pays a dividend or make a distribution in cash, securities or other assets to the holders of New Butterfly Class A common stock on account of such shares of New Butterfly Class A common stock (or other shares of New Butterfly capital stock into which the warrants are convertible), other than (a) as described above, (b) certain ordinary cash dividends, (c) to satisfy the redemption rights of the holders of shares of New Butterfly Class A common stock in connection with the Business Combination, then the warrant exercise price will be decreased, effective immediately after the effective date of such event, by the amount of cash and/or the fair market value of any securities or other assets paid on each share of New Butterfly Class A common stock in respect of such event.
If the number of outstanding shares of New Butterfly Class A common stock is decreased by a consolidation, combination, reverse stock split or reclassification of shares of New Butterfly Class A common stock or other similar event, then, on the effective date of such consolidation, combination, reverse stock split, reclassification or similar event, the number of shares of New Butterfly Class A common stock issuable on exercise of each warrant will be decreased in proportion to such decrease in outstanding shares of New Butterfly Class A common stock.
Whenever the number of shares of New Butterfly Class A common stock purchasable upon the exercise of the warrants is adjusted, as described above, the warrant exercise price will be adjusted by multiplying the warrant exercise price immediately prior to such adjustment by a fraction (x) the numerator of which will be the number of shares of New Butterfly Class A common stock purchasable upon the exercise of the warrants immediately prior to such adjustment, and (y) the denominator of which will be the number of shares of New Butterfly Class A common stock so purchasable immediately thereafter.
In case of any reclassification or reorganization of the outstanding shares of New Butterfly Class A common stock (other than those described above or that solely affect the par value of such shares of New Butterfly Class A common stock), or in the case of any merger or consolidation of New Butterfly with or into another corporation (other than a consolidation or merger in which New Butterfly is the continuing corporation and that does not result in any reclassification or reorganization of outstanding shares of New Butterfly Class A common stock), or in the case of any sale or conveyance to another corporation or entity of the assets or other property of New Butterfly as an entirety or substantially as an entirety in connection with which New Butterfly is dissolved, the holders of the warrants will thereafter have the right to purchase and receive, upon the basis and upon the terms and conditions specified in the warrants and in lieu of the shares of the New Butterfly Class A common stock immediately theretofore purchasable and receivable upon the exercise of the rights represented thereby, the kind and amount of shares of stock or other securities or property (including cash) receivable upon such reclassification, reorganization, merger or consolidation, or upon a dissolution following any such sale or transfer, that the holder of the warrants would have received if such holder had exercised their warrants immediately prior to such event. However, if such holders were entitled to exercise a right of election as to the kind or amount of securities, cash or other assets receivable upon such consolidation or merger, then the kind and amount of securities, cash or other assets for which each warrant will become exercisable will be deemed to be the weighted average of the kind and amount received per share by such holders in such consolidation or merger that affirmatively make such election, and if a tender, exchange or redemption offer has been made to and accepted by such holders (other than a tender, exchange or redemption offer made by the company in connection with redemption rights held by stockholders of the company as provided for in the company’s amended and restated certificate of incorporation) under circumstances in which, upon completion of such tender or exchange offer, the maker thereof, together with members of any group (within the meaning of Rule 13d-5(b)(1) under the Exchange Act) of which such maker is a part, and together with any affiliate or associate of such maker (within the meaning of Rule 12b-2 under the Exchange Act) and any members of any such group of which any such affiliate or associate is a part, own beneficially (within the meaning of Rule 13d-3 under the Exchange Act) more than 50% of the outstanding shares of New Butterfly Class A common stock, the holder of a warrant will be entitled to receive the highest amount of cash, securities or other property to which such holder would actually have been entitled as a stockholder if such warrant holder had exercised the warrant prior to the expiration of such tender or exchange offer, accepted such offer and all of the New Butterfly Class A common stock held by such holder had been purchased pursuant to such tender or exchange offer, subject to adjustments (from and after the consummation of such tender or exchange offer) as nearly equivalent as possible to the adjustments provided for in the warrant agreement. Additionally, if less than 70% of the consideration receivable by the holders of New Butterfly Class A common stock in such a transaction is payable in the form of common equity in the successor entity that is listed for trading on a national securities exchange or is quoted in an established over-the-counter market, or is to be so listed for trading or quoted immediately following such event, and if the registered holder of the warrant properly exercises the warrant within thirty days following public disclosure of such transaction, the warrant exercise price will be reduced as specified in the warrant agreement based on the per share consideration minus Black-Scholes Warrant Value (as defined in the warrant agreement) of the warrant.
The warrants are issued in registered form under a warrant agreement between Continental Stock Transfer & Trust Company, as warrant agent, and Longview. The warrant agreement provides that the terms of the warrants may be amended without the consent of any holder to cure any ambiguity or correct any defective provision, but requires the approval by the holders of at least 50% of the then outstanding public warrants to make any change that adversely affects the interests of the registered holders of public warrants.
The warrant holders do not have the rights or privileges of holders of New Butterfly Class A common stock and any voting rights until they exercise their warrants and receive shares of New Butterfly Class A common stock. After the issuance of shares of New Butterfly Class A common stock upon exercise of the warrants, each holder will be entitled to one vote for each share held of record on all matters to be voted on by holders of New Butterfly Class A common stock.
No fractional warrants will be issued upon separation of the units and only whole warrants will trade.
Private Placement Warrants
There are currently 6,853,333 private placement warrants held by the Sponsor. The private placement warrants (including the New Butterfly Class A common stock issuable upon exercise of the private placement warrants) are not transferable, assignable or salable until thirty (30) days after the Closing (except in limited circumstances) and they will not be redeemable by New Butterfly for cash so long as they are held by the Sponsor or the Sponsor’s permitted transferees. As the initial purchasers of the private placement warrants, the Sponsor, or its permitted transferees, has the option to exercise the private placement warrants on a cashless basis. Except as described in this section, the private placement warrants have terms and provisions that are identical to those of the warrants sold in Longview’s initial public offering, including that they may be redeemed for shares of New Butterfly Class A common stock. If the private placement warrants are held by holders other than the initial purchasers thereof or their permitted transferees, the private placement warrants will be redeemable by New Butterfly and exercisable by the holders on the same basis as the warrants included in the units sold in the initial public offering.
Exclusive Forum
The Proposed Charter provides that, to the fullest extent permitted by law, unless New Butterfly otherwise consents in writing, the Court of Chancery (the “Chancery Court”) of the State of Delaware (or, in the event that the Chancery Court does not have jurisdiction, the federal district court for the District of Delaware or other state courts of the State of Delaware) shall, to the fullest extent permitted by law, by the sole and exclusive forum for any action brought (1) any derivative action or proceeding brought on behalf of New Butterfly, (2) any action asserting a claim of breach of a fiduciary duty owed by, or any other wrongdoing by, any current or former director, officer, other employee or stockholder of New Butterfly, (3) any action asserting a claim against New Butterfly arising pursuant to any provision of the DGCL, the Proposed Charter or the New Butterfly Bylaws, or as to which the DGCL confers jurisdiction on the Court of Chancery, (4) any action to interpret, apply, enforce or determine the validity of any provisions of the Proposed Charter or the New Butterfly Bylaws, or (5) any other action asserting a claim governed by the internal affairs doctrine. Notwithstanding the foregoing, the federal district courts of the United States shall be the exclusive forum for the resolution of any action, suit or proceeding asserting a cause of action arising under the Securities Act and the provisions of the Proposed Charter described above will not apply to claims arising under the Exchange Act or other federal securities laws for which there is exclusive federal jurisdiction.
Anti-Takeover Effects of Provisions of the Proposed Charter, the New Butterfly Bylaws and Applicable Law
Certain provisions of the Proposed Charter, New Butterfly Bylaws, and laws of the State of Delaware, where New Butterfly is incorporated, may discourage or make more difficult a takeover attempt that a stockholder might consider in his or her best interest. These provisions may also adversely affect prevailing market prices for the New Butterfly Class A common stock and the New Butterfly Class B common stock. New Butterfly believes that the benefits of increased protection give New Butterfly the potential ability to negotiate with the proponent of an unsolicited proposal to acquire or restructure New Butterfly and outweigh the disadvantage of discouraging those proposals because negotiation of the proposals could result in an improvement of their terms.
Authorized but Unissued Shares
Delaware law does not require stockholder approval for any issuance of authorized shares. However, the listing requirements of the NYSE, which would apply if and so long as the New Butterfly Class A common stock remains listed on the NYSE, require stockholder approval of certain issuances equal to or exceeding 20% of the then outstanding voting power or then outstanding number of shares of common stock. Additional shares that may be used in the future may be issued for a variety of corporate purposes, including future public offerings, to raise additional capital, or to facilitate acquisitions. The existence of authorized but unissued and unreserved common stock and preferred stock could make more difficult or discourage an attempt to obtain control of New Butterfly by means of a proxy contest, tender offer, merger, or otherwise.
Dual Class Stock
As described above, the Proposed Charter provides for a dual class common stock structure which provides Dr. Rothberg with the ability to control the outcome of matters requiring stockholder approval, even though he owns significantly less than a majority of the shares of outstanding New Butterfly common stock, including the election of directors and significant corporate transactions, such as a merger or other sale of New Butterfly or its assets.

Blank Check Preferred Stock
The Proposed Charter provides for 1,000,000 authorized shares of preferred stock. The existence of authorized but unissued shares of preferred stock may enable the New Butterfly Board to render more difficult or to discourage an attempt to obtain control of us by means of a merger, tender offer, proxy contest or otherwise. For example, if in the due exercise of its fiduciary obligations, the New Butterfly Board were to determine that a takeover proposal is not in the best interests of New Butterfly or its stockholders, the New Butterfly Board could cause shares of preferred stock to be issued without stockholder approval in one or more private offerings or other transactions that might dilute the voting or other rights of the proposed acquirer or insurgent stockholder or stockholder group. In this regard, the Proposed Charter grants the New Butterfly Board broad power to establish the rights and preferences of authorized and unissued shares of preferred stock. The issuance of shares of preferred stock could decrease the amount of earnings and assets available for distribution to holders of shares of common stock. The issuance may also adversely affect the rights and powers, including voting rights, of the holders of shares of common stock and may have the effect of delaying, deterring or preventing a change in control of New Butterfly.
Number of Directors
The Proposed Charter and the New Butterfly Bylaws provide that, subject to any rights of holders of preferred stock to elect additional directors under specified circumstances, the number of directors may be fixed from time to time solely pursuant to a resolution adopted by the New Butterfly Board; provided, however, that prior to the first date on which the issued and outstanding shares of New Butterfly Class B common stock represent less than 50% of the voting power of the then outstanding shares of capital stock of New Butterfly that would be entitled to vote for the election of directors at an annual meeting of stockholders, unless approved by the holders of a majority in voting power of the shares of capital stock of New Butterfly that would then be entitled to vote in the election of directors at an annual meeting or by written consent, the number of directors may not exceed nine (9). The initial number of directors will be set at seven (7).
Requirements for Advance Notification of Stockholder Meetings, Nominations and Proposals
The New Butterfly Bylaws establish advance notice procedures with respect to stockholder proposals and nomination of candidates for election as directors, other than nominations made by or at the direction of the New Butterfly Board or a committee of the New Butterfly Board. In order to be “properly brought” before a meeting, a stockholder will have to comply with advance notice requirements and provide New Butterfly with certain information. Generally, to be timely, a stockholder’s notice must be delivered to, or mailed and received at New Butterfly’s principal executive offices not less than 90 days nor more than 120 days prior to the first anniversary of the immediately preceding annual meeting of stockholders. The New Butterfly Bylaws also specify requirements as to the form and content of a stockholder’s notice. The New Butterfly Bylaws allow the chairman of the meeting at a meeting of the stockholders to adopt rules and regulations for the conduct of meetings, except to the extent inconsistent with such rules, regulations and procedures as adopted by the New Butterfly Board, which may have the effect of precluding the conduct of certain business at a meeting if the rules and regulations are not followed. These provisions may also defer, delay, or discourage a potential acquirer from conducting a solicitation of proxies to elect the acquirer’s own slate of directors or otherwise attempting to influence or obtain control of New Butterfly.
Limitations on Stockholder Action by Written Consent
The Proposed Charter provides that, subject to the terms of any series of New Butterfly preferred stock, any action required or permitted to be taken by the stockholders of New Butterfly must be effected at an annual or special meeting of the stockholders and may not be effected by written consent in lieu of a meeting; provided, however, that prior to the first date on which the issued and outstanding shares of New Butterfly Class B common stock represent less than 50% of the voting power of the then outstanding shares of capital stock of New Butterfly that would then be entitled to vote for the election of directors, any action required or permitted to be taken at any annual or special meeting of New Butterfly stockholders, may be taken by written consent if such written consent is signed by the holders of the outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote on such matter were present and voted.
Amendment of the Proposed Charter and New Butterfly Bylaws
The DGCL provides generally that the affirmative vote of a majority of the outstanding shares entitled to vote thereon, voting together a single class, is required to amend a corporation’s certificate of incorporation, unless the certificate of incorporation requires a greater percentage.
The Proposed Charter provides that it may be amended by New Butterfly in the manners provided therein or prescribed by statute. The Proposed Charter provides that the affirmative vote of the holders of a majority of the voting power of the then-outstanding shares of capital stock of New Butterfly entitled to vote generally in the election of directors, voting together as a single class, will be required to amend or repeal any provision of the Proposed Charter, or adopt any provision of the Proposed Charter inconsistent therewith.
If any of the New Butterfly Class B common stock shares are outstanding, in addition to any vote required by Delaware law, the affirmative vote of the holders of two-thirds (2/3) of the outstanding shares of New Butterfly Class B common stock, voting as a separate class, is required to amend the Proposed Charter (1) in a manner that changes any of the voting, conversion, dividend or liquidation provisions of the shares of New Butterfly Class B common stock, (2) to provide for each share of New Butterfly Class A common stock or any preferred stock to have more than one vote per share or any rights to a separate class vote of the holders of shares of New Butterfly Class A common stock other than as provided by the Proposed Charter or required by the DGCL, or (3) to otherwise adversely impact the rights, powers, preferences or privileges of the shares of New Butterfly Class B common stock in a manner that is disparate from the manner in which it affects the rights, powers, preferences or privileges of the shares of New Butterfly Class A common stock.
If any of the New Butterfly Class A common stock shares are outstanding, New Butterfly will not, without the prior affirmative vote of the holders of a majority of the outstanding shares of New Butterfly Class A common stock, voting as a separate class, in addition to any other vote required by applicable law or the Proposed Charter, directly or indirectly, whether by amendment, or through merger, recapitalization, consolidation or otherwise amend, alter, change, repeal or adopt any provision of the Proposed Charter (1) in a manner that is inconsistent with, or that otherwise alters or changes the powers, preferences, or special rights of the shares of New Butterfly Class A common stock so as to affect them adversely; or (2) to provide for each share of New Butterfly Class B common stock to have more than twenty (20) votes per share or any rights to a separate class vote of the holders of shares of New Butterfly Class B common stock other than as provided by the Proposed Charter or required by the DGCL.
The Proposed Charter also provides that the New Butterfly Board will have the power to adopt, amend, alter, or repeal the New Butterfly Bylaws by the affirmative vote of a majority of the directors present at any regular or special meeting of the New Butterfly Board at which a quorum is present in any manner not inconsistent with the laws of the State of Delaware or the Proposed Charter. The stockholders of New Butterfly are prohibited from adopting, amending, altering, or repealing the New Butterfly Bylaws, or to adopt any provision inconsistent with the New Butterfly Bylaws, unless such action is approved, in addition to any other vote required by the Proposed Charter, by the Requisite Stockholder Consent (as defined in the Proposed Charter).
Business Combinations
Under Section 203 of the DGCL, a corporation will not be permitted to engage in a business combination with any interested stockholder for a period of three years following the time that such interested stockholder became an interested stockholder, unless:
(1)
prior to such time the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

(2)
upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding (but not the outstanding voting stock owned by the interested stockholder) those shares owned (i) by persons who are directors and also officers and (ii) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

(3)
at or subsequent to such time the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2∕3% of the outstanding voting stock which is not owned by the interested stockholder.

Generally, a “business combination” includes a merger, asset or stock sale or other transaction resulting in a financial benefit to the interested stockholder. Subject to certain exceptions, an “interested stockholder” is a person who, together with that person’s affiliates and associates, owns, or within the previous three years owned, 15% or more of New Butterfly’s outstanding voting stock. For purposes of this section only, “voting stock” has the meaning given to it in Section 203 of the DGCL.
Since New Butterfly has not opted out of Section 203 of the DGCL, it will apply to New Butterfly. As a result, this provision will make it more difficult for a person who would be an “interested stockholder” to effect various business combinations with New Butterfly for a three-year period. This provision may encourage companies interested in acquiring New Butterfly to negotiate in advance with the New Butterfly Board because the stockholder approval requirement would be avoided if the New Butterfly Board approves either the business combination or the transaction which results in the stockholder becoming an interested stockholder. These provisions also may have the effect of preventing changes in the New Butterfly Board and may make it more difficult to accomplish transactions which stockholders may otherwise deem to be in their best interests.
Cumulative Voting
Under Delaware law, the right to vote cumulatively does not exist unless the charter specifically authorizes cumulative voting. The Proposed Charter does not authorize cumulative voting.
Limitations on Liability and Indemnification of Officers and Directors
The DGCL authorizes corporations to limit or eliminate the personal liability of directors of corporations and their stockholders for monetary damages for breaches of directors’ fiduciary duties, subject to certain exceptions. The Proposed Charter includes a provision that eliminates the personal liability of directors for damages for any breach of fiduciary duty as a director where, in civil proceedings, the person acted in good faith and in a manner that person reasonably believed to be in or not opposed to the best interests of New Butterfly or, in criminal proceedings, where the person had no reasonable cause to believe that his or her conduct was unlawful.
The New Butterfly Bylaws provide that New Butterfly must indemnify and advance expenses to New Butterfly’s directors and officers to the fullest extent authorized by the DGCL. New Butterfly also is expressly authorized to carry directors’ and officers’ liability insurance providing indemnification for New Butterfly directors, officers, and certain employees for some liabilities. New Butterfly believes that these indemnification and advancement provisions and insurance are useful to attract and retain qualified directors and executive officers.
The limitation of liability, advancement and indemnification provisions in the Proposed Charter and New Butterfly Bylaws may discourage stockholders from bringing lawsuits against directors for any alleged breach of their fiduciary duty. These provisions also may have the effect of reducing the likelihood of derivative litigation against directors and officers, even though such an action, if successful, might otherwise benefit New Butterfly and its stockholders. In addition, your investment may be adversely affected to the extent New Butterfly pays the costs of settlement and damage awards against directors and officer pursuant to these indemnification provisions.

There is currently no pending material litigation or proceeding involving any of New Butterfly’s directors, officers, or employees for which indemnification is sought.
Corporate Opportunities
The Proposed Charter provides for the renouncement by New Butterfly of any interest or expectancy of New Butterfly in, or being offered an opportunity to participate in any matter, transaction, or interest that is presented to, or acquired, created, or developed by, or which otherwise comes into possession of, any director of New Butterfly who is not an employee of New Butterfly or any of its subsidiaries, unless such matter, transaction, or interest is presenting to, or acquired, created, or developed by, or otherwise comes into the possession of a director of New Butterfly expressly and solely in that director’s capacity as a director of New Butterfly.
Dissenters’ Rights of Appraisal and Payment
Under the DGCL, with certain exceptions, New Butterfly’s stockholders will have appraisal rights in connection with a merger or consolidation of New Butterfly. Pursuant to the DGCL, stockholders who properly request and perfect appraisal rights in connection with such merger or consolidation will have the right to receive payment of the fair value of their shares as determined by the Delaware Court of Chancery.
Stockholders’ Derivative Actions
Under the DGCL, any of New Butterfly’s stockholders may bring an action in New Butterfly’s name to procure a judgment in New Butterfly’s favor, also known as a derivative action, provided that the stockholder bringing the action is a holder of New Butterfly’s shares at the time of the transaction to which the action relates or such stockholder’s stock thereafter devolved by operation of law.
Transfer Agent and Registrar
The transfer agent for New Butterfly capital stock will be Continental Stock Transfer & Trust Company.
Listing of Common Stock
Application will be made for the shares of New Butterfly Class A common stock and public warrants to be approved for listing on the NYSE under the symbols “BFLY” and “BFLY WS,” respectively.

SECURITIES ACT RESTRICTIONS ON RESALE OF COMMON STOCK
Restrictions on the Use of Rule 144 by Shell Companies or Former Shell Companies
Rule 144 is not available for the resale of securities initially issued by shell companies (other than business-combination related shell companies) or issuers that have been at any time previously a shell company until following conditions are met:
•
the issuer of the securities that was formerly a shell company has ceased to be a shell company;

•
the issuer of the securities is subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act;

•
the issuer of the securities has filed all Exchange Act reports and material required to be filed, as applicable, during the preceding 12 months (or such shorter period that the issuer was required to file such reports and materials) other than Form 8-K reports; and

•
at least one year has elapsed from the time that the issuer filed current Form 10-type information with the SEC reflecting its status as an entity that is not a shell company.

As a result, Longview’s initial stockholders will be able to sell their founder shares and private placement warrants, as applicable, pursuant to Rule 144 without registration one year after Longview has completed its initial business combination.
Following the Closing, New Butterfly will no longer be a shell company, and so, once the conditions listed above are satisfied, Rule 144 will become available for the resale of the above-noted restricted securities.

COMPARISON OF STOCKHOLDER RIGHTS
General
Longview is incorporated under the laws of the State of Delaware and the rights of Longview stockholders are governed by the laws of the State of Delaware, including the DGCL, the Current Charter and Longview’s Bylaws. As a result of the Business Combination, Longview stockholders who receive shares of New Butterfly Class A common stock will become New Butterfly stockholders. New Butterfly is incorporated under the laws of the State of Delaware and the rights of New Butterfly stockholders are governed by the laws of the State of Delaware, including the DGCL, the Proposed Charter and New Butterfly’s Bylaws. Thus, following the Business Combination, the rights of Longview stockholders who become New Butterfly stockholders in the Business Combination will continue to be governed by Delaware law but will no longer be governed by the Current Charter and Longview’s Bylaws and instead will be governed by the Proposed Charter and New Butterfly’s Bylaws.
Comparison of Stockholders’ Rights
Set forth below is a summary comparison of material differences between the rights of Longview stockholders under the Current Charter and Longview’s Bylaws (left column), and the rights of New Butterfly’s stockholders under forms of the Proposed Charter and Bylaws (right column). The summary set forth below is not intended to be complete or to provide a comprehensive discussion of each company’s governing documents. This summary is qualified in its entirety by reference to the full text of Longview’s Charter and Longview’s Bylaws, and the forms of the Proposed Charter and New Butterfly’s Bylaws, which are attached as Annex B and Annex C, respectively, as well as the relevant provisions of the DGCL.
Longview	New Butterfly
Authorized Capital Stock
Longview is currently authorized to issue 221,000,000 shares of capital stock, consisting of (a) 220,000,000 shares of common stock, including 200,000,000 shares of Class A common stock and 20,000,000 shares of Class B common stock, and (b) 1,000,000 shares of preferred stock.
New Butterfly will be authorized to issue 628,000,000 shares of capital stock, consisting of (i) 600,000,000 shares of New Butterfly Class A common stock, par value $0.0001 per share, (ii) 27,000,000 shares of New Butterfly Class B common stock, par value $0.0001 per share, and (iii) 1,000,000 shares of preferred stock, par value $0.0001 per share.
Upon consummation of the Business Combination, based on an assumed Closing Date of January 31, 2021, we expect there will be 161,224,758 shares of New Butterfly Class A common stock and 26,426,937 shares of New Butterfly Class B common stock (in each case, assuming no redemptions) outstanding. Following consummation of the Business Combination, New Butterfly is not expected to have any preferred stock outstanding.

Rights of Preferred Stock
The Longview Board may fix for any series of preferred stock such voting powers, full or limited, or no voting powers, and such preferences, designations, powers and relative, participating, optional or other special rights and such qualifications, limitations or restrictions thereof, as may be stated in the resolutions of the Longview Board providing for the issuance of such series.	The New Butterfly Board may fix for any class or series of preferred stock such voting powers, full or limited, or no voting powers, and such designations, preferences and relative, participating, optional or other special rights and such qualifications, limitations or restrictions thereof, as may be stated in the resolutions of the New Butterfly Board providing for the issuance of such class or series.

Longview	New Butterfly
Number and Qualification of Directors
The number of directors of Longview, other than those who may be elected by the holders of one or more series of preferred stock voting separately by class or series, will be fixed from time to time exclusively by the Longview Board pursuant to a resolution adopted by a majority of the Longview Board.
Subject to any rights of holders of preferred stock to elect directors under specified circumstances, the number of directors will be fixed from time to time solely pursuant to a resolution adopted by the New Butterfly Board, provided, however, that, prior to the Voting Threshold Date (as defined below), unless approved by the holders of a majority in voting power of the shares of capital stock, the number of directors shall not exceed nine (9).
The Voting Threshold Date is the first date on which the issued and outstanding shares of New Butterfly Class B common stock represents less than 50% of the voting power of the then outstanding shares of capital stock of New Butterfly that would then be entitled to vote for the election of directors.

Classification of the Board of Directors
The Current Charter provides that directors are elected annually for a term of one year.	Delaware law permits a corporation to classify its board of directors into as many as three classes with staggered terms of office. However, the Proposed Charter does not provide for a classified board of directors, and thus all directors will be elected each year for one-year terms.
Election of Directors

At Longview’s annual meeting, stockholders elect directors to hold office until the next annual meeting, or until his or her successor is duly elected and qualified, subject to such director’s earlier death, resignation or removal.
The election of directors shall be determined by a plurality of the votes cast at an annual meeting of stockholders by holders of Longview’s common stock.

The stockholders shall elect directors each of whom shall hold office for a term of one year until the next annual meeting of stockholders or until his or her successor is duly elected and qualified, subject to such director’s earlier death, resignation, disqualification or removal.
At stockholder meetings for the election of directors, the vote required for election of a director shall, except in a contested election, be the affirmative vote of a majority of the votes cast in favor or against the election of a nominee.
In a contested election, the directors shall be elected by a plurality of the votes cast at a meeting of stockholders by the holders of stock entitled to vote in such election, and stockholders will not be permitted to vote against a nominee. An election is considered contested if, as of the tenth (10th) day preceding the date that New Butterfly first mails its notice of meeting for such meeting to the stockholders of New Butterfly, there are more nominees for election than directorships to be filled by election at the meeting.

Longview	New Butterfly
New Butterfly will not be permitted to authorize or issue any shares of any class or series of capital stock entitling the holder thereof to more than one (1) vote for each share or entitling any class or series of securities to designate or elect directors as a class or series separate from the New Butterfly Class A common stock and the New Butterfly Class B common stock.
Removal of Directors
Subject to the rights of the holders of any series of preferred stock, any or all of the directors may be removed from office at any time, with or without cause, by the affirmative vote of holders of a majority of the voting power of all then outstanding shares of capital stock entitled to vote generally in the election of directors, voting together as a single class.
Subject to the rights of the holders of any series of preferred stock (as set forth in a New Butterfly Preferred Stock Designation and adopted in compliance with the Proposed Charter), any director or the entire New Butterfly Board may be removed from office at any time with or without cause and for any or no reason and immediately upon the approval of the holders of a majority in voting power of the shares of capital stock (prior to the Voting Threshold Date) or the holders of two-thirds (2/3) of the voting power of the shares of capital stock (after the Voting Threshold Date).
The Voting Threshold Date is the first date on which the issued and outstanding shares of New Butterfly Class B common stock represents less than 50% of the voting power of the then outstanding shares of capital stock of New Butterfly that would then be entitled to vote for the election of directors.

Voting

Except as otherwise required by law or the Current Charter, holders of the Longview Class A common stock and the Longview Class B common stock possess all voting power with respect to Longview. The holders of shares of Longview common stock shall be entitled to one vote for each such share on each matter properly submitted to Longview’s stockholders on which the holders of shares of Longview common stock are entitled to vote.
Except as otherwise required by applicable law, holders of Longview Class A common stock and Longview Class B common stock are not entitled to vote on any amendment to the Current Charter that relates solely to the terms of one or more outstanding series of Longview preferred stock if the holders of such affected series of Longview preferred stock are entitled, either separately or together with the holders of one or more other such series, to vote thereon pursuant to the Current Charter or applicable law.

Holders of New Butterfly Class A common stock will be entitled to cast one (1) vote per Class A share, while holders of New Butterfly Class B common stock will be entitled to cast twenty (20) votes per share of New Butterfly Class B common stock. Except as otherwise required by law or the Proposed Charter, holders of all classes of New Butterfly common stock vote together as a single class, while directors are elected by a plurality of the votes cast in contested elections.
Except as otherwise required by applicable law, holders of New Butterfly Class A common stock and New Butterfly Class B common stock will not be entitled to vote on any amendment to the Proposed Charter that relates solely to the terms of one or more outstanding series of New Butterfly preferred stock if the holders of such affected series of New Butterfly preferred stock are exclusively entitled to vote thereon pursuant to the Proposed Charter or applicable law.

Longview	New Butterfly
Cumulative Voting
Delaware law allows for cumulative voting only if provided for in the Current Charter; however, the Current Charter does not authorize cumulative voting.	Delaware law allows for cumulative voting only if provided for in the Proposed Charter; however, the Proposed Charter does not authorize cumulative voting.
Vacancies on the Board of Directors

Subject to the rights of the holders of any series of preferred stock, newly created directorships resulting from an increase in the number of directors and any vacancies on the board resulting from death, resignation, retirement, disqualification, removal or other cause are filled by a majority vote of the remaining directors then in office, even if less than a quorum or by a sole remaining director.
Any director so chosen will hold office for the remainder of the one-year term and until his or her successor has been elected and qualified, subject, however, to such director’s earlier death, resignation, retirement, disqualification or removal.
Any newly created directorship on the New Butterfly Board that results from an increase in the number of directors and any vacancy occurring in the New Butterfly Board may be filled by (i) prior to the first date on which the issued and outstanding shares of New Butterfly Class B common stock represents less than 50% of the voting power of the then outstanding shares of capital stock of New Butterfly that would be entitled to vote for the election of directors at an annual meeting of stockholders (x) if the number of directors fixed pursuant to the Proposed Charter does not exceed nine (9), by the affirmative vote of a majority of the total number of directors then in office, even if less than a quorum, or by a sole remaining director, or by the stockholders of New Butterfly having a majority in voting power of the shares of capital stock of New Butterfly that would be entitled to vote in the election of directors at an annual meeting of stockholders, and (y) if the number of directors fixed pursuant to the Proposed Charter exceeds nine (9), solely by the stockholders of New Butterfly with the majority in voting power of the shares of capital stock of New Butterfly that would be entitled to vote in the election of directors at an annual meeting of stockholders; or (ii) on or after the first date on which the issued and outstanding shares of New Butterfly Class B common stock represents less than 50% of the voting power of the then outstanding shares of capital stock of New Butterfly that would be entitled to vote for the election of directors at an annual meeting of stockholders, solely by the affirmative vote of a majority of the directors then in office, even if less than a quorum, or by a sole remaining director.
Special Meeting of the Board of Directors
Special meetings of the Longview Board may be called by the Chairman of the Board, President or Secretary on the written request of at least a majority of directors then in office, or the sole director, as the case may be.	Special meetings of the New Butterfly Board may be called by the Chairperson of the Board, the Chief Executive Officer, the affirmative vote of a majority of the directors then in office, or by one director in the event there is only a single director in office.
Stockholder Action by Written Consent
Under the Current Charter, there is no limitation on any action required or permitted to be taken by the stockholders of Longview being effected by written	Subject to the terms of any series of preferred stock, any action required or permitted to be taken by the stockholders of New Butterfly must be effected at

Longview	New Butterfly
consent of the stockholders. Under Longview’s Bylaws, any action required to be taken at any annual or special meeting of stockholders, or any action which may be taken at any annual or special meeting of such stockholders, may be taken without a meeting, without prior notice and without a vote, if a consent in writing, setting forth the action so taken, shall be signed by the holders of outstanding stock entitled to vote on such matters having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted.
an annual or special meeting of the stockholders and may not be effected by written consent; provided however, prior to the Voting Threshold Date, any action required or permitted to be taken at any annual or special meeting of New Butterfly stockholders, may be taken by written consent if such written consent is signed by the holders of the outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote on such matter were present and voted.
The Voting Threshold Date is the first date on which the issued and outstanding shares of New Butterfly Class B common stock represents less than 50% of the voting power of the then outstanding shares of capital stock of New Butterfly that would be entitled to vote for the election of directors at an annual meeting of stockholders.

Amendment to Certificate of Incorporation

Pursuant to Delaware law, an amendment to a charter generally requires the approval of the Longview Board and a majority of the combined voting power of the then-outstanding shares of voting stock, voting together as a single class.
Article IX of the Current Charter relating to business combination requirements may not be amended prior to the consummation of the initial business combination unless approved by the affirmative vote of the holders of at least 65% of all then outstanding shares of Longview common stock.

Under the Proposed Charter, so long as any shares of New Butterfly Class B common stock remain outstanding, the New Butterfly shall not, without the prior affirmative vote of the holders of two-thirds (2/3) of the outstanding shares of New Butterfly Class B common stock, voting as a separate class, in addition to any other vote required by applicable law or the Proposed Charter, amend the Proposed Charter (1) in a manner that changes any of the voting, conversion, dividend or liquidation provisions of the shares of New Butterfly Class B common stock or other rights, powers, preferences or privileges of the shares of Class B common stock, (2) to provide for each share of New Butterfly Class A common stock or preferred stock to have more than one (1) vote per share or any rights to a separate class vote of the holders of shares of New Butterfly Class A common stock other than as provided by the Proposed Charter or required by the DGCL or (3) otherwise adversely impact the rights, powers, preferences or privileges of the shares of New Butterfly Class B common stock in a manner that is disparate from the manner in which it affects the rights, powers, preferences or privileges of the shares of New Butterfly Class A common stock.
Under the Proposed Charter so long as any shares of New Butterfly Class A common stock remain outstanding, the prior affirmative vote of the holders of a majority of the outstanding shares of New Butterfly Class A common stock, voting as a separate class, in addition to any other vote required

Longview	New Butterfly

by applicable law or the Proposed Charter, is required to amend the Proposed Charter (1) in a manner that alters or changes the powers, preferences, or special rights of the shares of New Butterfly Class A common stock so as to affect them adversely; or (2) to provide for each share of New Butterfly Class B common stock to have more than twenty (20) votes per share or any rights to a separate class vote of the holders of shares of New Butterfly Class B common stock other than as provided by the Proposed Charter or required by the DGCL.
Amending the Proposed Charter to modify a provision providing for specific approval requirements by the New Butterfly stockholders (or any class of capital stock of the New Butterfly) must be approved by the greater of (i) the specific approval requirement contemplated in such provision or (ii) the approval requirements generally required to amend the Proposed Charter.

Amendment of the Bylaws
The Longview Board is expressly authorized to make, alter, amend or repeal the amended and restated Bylaws by the affirmative vote of a majority of the Longview Board. The Bylaws may also be adopted, amended, altered or repealed by the Longview stockholders representing a majority of the voting power of all of the then-outstanding shares of capital stock of Longview entitled to vote generally in the election of directors.
The New Butterfly Board is expressly authorized to make, alter, amend or repeal the Bylaws by the affirmative vote of a majority of the directors, provided that the changes are not in any manner inconsistent with the laws of the State of Delaware or the Proposed Charter.
New Butterfly stockholders may not adopt, amend, alter or repeal any provision of the Bylaws unless such action is approved by the holders of a majority in voting power of the shares of capital stock of New Butterfly that would then be entitled to vote in the election of directors at an annual meeting or if after the Voting Threshold Date, by the holders of two-thirds (2/3) of the voting power of the shares of capital stock of New Butterfly.
The Voting Threshold Date is the first date on which the issued and outstanding shares of New Butterfly Class B common stock represents less than 50% of the voting power of the then outstanding shares of capital stock of New Butterfly that would be entitled to vote for the election of directors.

Quorum

Board of Directors.   A majority of the Longview Board constitutes a quorum at any meeting of the Longview Board.
Stockholders.   The presence, in person or by proxy, at a stockholders meeting of the holders of shares of outstanding capital stock representing a majority of the voting power of all outstanding shares of
Board of Directors. The greater of (i) a majority of directors at any time in office and (ii) one-third (1/3) of the number of directors established by the New Butterfly Board in Section 2.2 of the New Butterfly Bylaws pertaining to the number of directors constituting the New Butterfly Board, shall constitute a quorum of the New Butterfly Board.

Longview	New Butterfly
capital stock entitled to vote at such meeting constitutes a quorum; expect that when specified business is to be voted on by a class or series of stock voting as a class, the holders of shares representing a majority of the voting power of the outstanding shares of such class or series will constitute a quorum.	Stockholders. The presence, in person or by proxy, at a stockholders meeting of the holders of shares of issued and outstanding capital stock of New Butterfly representing a majority of the voting power of all issued and outstanding shares of capital stock of New Butterfly entitled to vote at such meeting constitutes a quorum; provided, however, that where a separate vote by a class or classes of capital stock is required, the holders of a majority in voting power of the shares of such class and entitled to vote on such matter, present in person or represented by proxy, shall constitute a quorum.
Interested Directors
Longview renounces any expectancy that any of the Longview directors or officers will offer any corporate opportunity in which he or she may become aware to Longview, except with respect to any of the directors or officers of Longview with respect to a corporate opportunity that was offered to such person solely in his or her capacity as a director or officer of Longview and (i) such opportunity is one that Longview is legally and contractually permitted to undertake and would otherwise be reasonable for Longview to pursue and (ii) to the extent the director or officer is permitted to refer that opportunity to Longview without violating another legal obligation.	New Butterfly renounces any interest or expectancy of New Butterfly in, or in being offered an opportunity to participate in, any matter, transaction or interest that is presented to, or acquired, created or developed by, or which otherwise comes into the possession of, any director of New Butterfly who is not an employee of New Butterfly or any of its subsidiaries, unless such matter, transaction or interest is presented to, or acquired, created or developed by, or otherwise comes into the possession of, such person expressly and solely in such person’s capacity as a director of New Butterfly.
Special Stockholder Meeting
The Longview Bylaws provide that a special meeting of stockholders may be called by the Chairman of the Board, Chief Executive Officer of Longview, or the Longview Board pursuant to a resolution adopted by a majority of the members of the Longview board then in office.
Special meetings of the New Butterfly stockholders may be called at any time by the New Butterfly Board, the Chairperson of the New Butterfly Board or the Chief Executive Officer of New Butterfly; provided that until such time as no New Butterfly Class B common stock is outstanding, special meetings of stockholder may be called for any purpose or purposes by, if prior to the Voting Threshold Date, the holders of a majority in voting power of the shares of capital stock of New Butterfly that would then be entitled to vote in the election of directors at an annual meeting or if after the Voting Threshold Date, by the holders of two-thirds (2/3) of the voting power of the shares of capital stock of New Butterfly.
The Voting Threshold Date is the first date on which the issued and outstanding shares of New Butterfly Class B common stock represents less than 50% of the voting power of the then outstanding shares of capital stock of New Butterfly that would be entitled to vote for the election of directors.

Notice of Stockholder Meeting

Longview	New Butterfly

Written notice stating the place, if any, date and time of each meeting of Longview’s stockholders, the means of remote communication, if any, by which stockholders and proxy holders may be deemed to be present in person and vote at such meeting and the record date for determining the stockholders entitled to vote at the meeting (if such date is different from the record date for stockholders entitled to notice of the meeting) must be delivered not less than ten (10) nor more than sixty (60) days before the date of the meeting, unless otherwise required by Delaware law.
Whenever notice is required to be given to any Longview stockholder, such notice may be given (i) in writing and sent either by hand delivery, through the United States mail, or by a nationally recognized overnight delivery service for next day delivery, or (ii) by means of a form of electronic transmission consented to by the stockholder, to the extent permitted by, and subject to the conditions set forth in Section 232 of the DGCL.

Except as otherwise provided by law or the Proposed Charter or New Butterfly Bylaws, notice of each meeting of the New Butterfly stockholders, whether annual or special, shall be given not less than ten (10) nor more than sixty (60) days before the date of the meeting to each stockholder entitled to vote at such meeting as of the record date for determining the New Butterfly stockholders entitled to notice of the meeting.
Without limiting the manner by which notice otherwise may be given to New Butterfly stockholders, any notice to New Butterfly stockholders given by New Butterfly shall be effective if given by electronic transmission in accordance with the DGCL. The notices of all meetings shall state the place, if any, date and time of the meeting, the means of remote communications, if any, by which stockholders and proxyholders may be deemed to be present in person and vote at such meeting, and the record date for determining the stockholders entitled to vote at the meeting (if such date is different from the record date for stockholders entitled to notice of the meeting). The notice of a special meeting shall state, in addition, the purpose or purposes for which the meeting is called.

Stockholder Proposals (Other than Nomination of Persons for Election as Directors)

No business may be transacted at an annual meeting of Longview stockholders, other than business that is either (i) specified in Longview’s notice of meeting (or any supplement thereto) delivered pursuant to the Bylaws, (ii) otherwise properly brought before the annual meeting by or at the direction of the Longview Board or (iii) otherwise properly brought before the annual meeting by any Longview stockholder who is entitled to vote at the meeting, who complies with the notice procedures set forth in the Longview Bylaws.
The Longview stockholder must (i) give timely notice thereof in proper written form to the Secretary of Longview, and (ii) the business must be a proper matter for stockholder action. To be timely, a Longview stockholder’s notice must be received by the Secretary at the principal executive offices of Longview not later than the close of business on the ninetieth (90th) day nor earlier than the opening of business on the one-hundred twentieth (120th) day before the anniversary date of the immediately preceding annual meeting; provided, however, that in the event that the annual meeting is more than 30 days before or more than 70 days after such anniversary date, notice must be delivered not

No business may be conducted at an annual meeting of New Butterfly stockholders, other than business that is either (i) specified in New Butterfly notice of meeting delivered pursuant to the Bylaws, (ii) otherwise properly brought before the annual meeting by or at the direction of the board (or a committee thereof) or (iii) otherwise properly brought before the annual meeting by any stockholder of New Butterfly who was a stockholder of record of the New Butterfly both at the time of giving the notice provided for in the Current Charter and at the time of the meeting and is entitled to vote at the meeting, who complies with the notice procedures set forth in the Bylaws and who is a stockholder of record at the time such notice is delivered to the Secretary of New Butterfly.
The New Butterfly stockholder must (i) give timely notice thereof in proper written form to the Secretary of New Butterfly and (ii) provide any updates or supplements to such notice at the times and in the forms required by the Current Charter. To be timely, a stockholder’s notice must be received at the principal executive offices of New Butterfly not less than ninety (90) or more than one-hundred twenty (120) days prior to the one-year anniversary

Longview	New Butterfly
earlier than the close of business on the 120th day before the meeting and not later than the later of (x) the close of business on the 90th day before the meeting or (y) the close of business on the 10th day following the day on which public announcement of the date of the annual meeting, is first made by Longview. The public announcement of an adjournment of an annual meeting shall not commence a new time period for the giving of a stockholder’s notice.	of the preceding year’s annual meeting; provided however if the date of the annual meeting is more than thirty (30) days before or more than seventy (70) days after such anniversary date, the notice must be delivered not later than the ninetieth (90th) day prior to such annual meeting or, if later, the tenth (10th) day following the day on which public disclosure of such meeting was first made. The public announcement of an adjournment or postponement of an annual meeting will not commence a new time period (or extend any time period) for the giving of a stockholder’s notice. Additionally, the stockholder must provide information pursuant to the advance notice provisions in the New Butterfly Bylaws.
Stockholder Nominations of Persons for Election as Directors

Nominations of persons for election to the Longview Board may be made by any stockholder of Longview who is a stockholder of record entitled to vote in the election of directors on the date of the giving of the notice required (as described below) and on the record date for the determination of stockholders entitled to vote at such meeting and who gives proper notice.
To give timely notice, a stockholder’s notice must be given to the Secretary of Longview at the principal executive offices of Longview either (i) in the case of an annual meeting, not later than the close of business on the ninetieth (90th) day nor earlier than the opening of business on the one hundred twentieth (120th) day before the anniversary date of the immediately preceding annual meeting of stockholders (in most cases) and (ii) in the case of a special meeting of stockholders called for the purpose of electing directors, not later than the close of business on the tenth (10th) day following the day on which public announcement of the date of the special meeting is first made.
Nominations of persons for election to the New Butterfly’s Board may be made by any stockholder of New Butterfly who provides a timely notice (i.e. provides notice which must be received in writing by the secretary of New Butterfly at New Butterfly’s principal executive officers either (i) in the case of an election of directors at an annual meeting, not less than ninety (90) days nor more than one hundred twenty (120) days prior to the first anniversary of the preceding year’s annual meeting (in most cases) or (ii) in the case of an election of directors at a special meeting, not earlier than one hundred twentieth (120th) day prior to such special meeting and not later than the close of business on the later of (a) the ninetieth (90th) day prior to such special meeting and (b) the tenth (10th) day following the day on which public disclosure of the date of such special meeting for the election of directors is first made), is a stockholder of record on the date of giving such notices and on the record date for the determination of stockholders entitled to vote at such a meeting, and is entitled to vote at such meeting and on such election.
Limitation of Liability of Directors and Officers

The DGCL permits limiting or eliminating the monetary liability of a director to a corporation or its stockholders, except with regard to breaches of the duty of loyalty, intentional misconduct, unlawful repurchases or dividends, or improper personal benefit.
The Current Charter provides that no director will be personally liable to Longview or its stockholders for monetary damages for breach of fiduciary duty as a director, except to the extent an exemption from liability or limitation is not permitted under the DGCL.

The DGCL permits limiting or eliminating the monetary liability of a director to a corporation or its stockholders, except with regard to breaches of the duty of loyalty, intentional misconduct, unlawful repurchases or dividends, or improper personal benefit.
The Proposed Charter provides that no director will be personally liable, except to the extent an exemption from liability or limitation is not permitted under the DGCL, unless a director breached his or her duty of loyalty to New Butterfly or its stockholders, performed acts or omissions not

Longview	New Butterfly
in good faith or which involve intentional misconduct or a knowing violation of law, pursuant to Section 174 of the DGCL, or for any transaction from which the director derived an improper personal benefit.
Indemnification of Directors, Officers, Employees and Agents

The DGCL generally permits a corporation to indemnify its directors and officers acting in good faith. Under the DGCL, the corporation through its stockholders, directors or independent legal counsel, will determine that the conduct of the person seeking indemnity conformed with the statutory provisions governing indemnity.
The Current Charter provides that Longview will indemnify each director, officer, employee and agent to the fullest extent permitted by Delaware law.

The DGCL generally permits a corporation to indemnify its directors and officers acting in good faith. Under the DGCL, the corporation through its stockholders, directors or independent legal counsel, will determine that the conduct of the person seeking indemnity conformed with the statutory provisions governing indemnity.
The Proposed Charter provides that New Butterfly may indemnify each director, officer, employee and agent to the fullest extent permitted by applicable law.

Dividends

Unless further restricted in the certificate of incorporation, the DGCL permits a corporation to declare and pay dividends out of either (i) surplus, or (ii) if no surplus exists, out of net profits for the fiscal year in which the dividend is declared and/or the preceding fiscal year (provided that the amount of capital of the corporation is not less than the aggregate amount of the capital represented by the issued and outstanding stock of all classes having a preference upon the distribution of assets). The DGCL defines surplus as the excess, at any time, of the net assets of a corporation over its stated capital. In addition, the DGCL provides that a corporation may redeem or repurchase its shares only when the capital of the corporation is not impaired and only if such redemption or repurchase would not cause any impairment of the capital of a corporation.
The Current Charter provides that, subject to applicable law and the rights, if any, of outstanding shares of preferred stock, the holders of shares of Longview common stock will be entitled to receive dividends (payable in cash, property, or capital stock of Longview) when, as, and if declared by the board of directors from time to time out of any assets or funds of Longview legally available thereof, and shall share equally on a per share basis in such dividends and distributions.

Unless further restricted in the certificate of incorporation, the DGCL permits a corporation to declare and pay dividends out of either (i) surplus, or (ii) if no surplus exists, out of net profits for the fiscal year in which the dividend is declared and/or the preceding fiscal year (provided that the amount of capital of the corporation is not less than the aggregate amount of the capital represented by the issued and outstanding stock of all classes having a preference upon the distribution of assets). The DGCL defines surplus as the excess, at any time, of the net assets of a corporation over its stated capital. In addition, the DGCL provides that a corporation may redeem or repurchase its shares only when the capital of the corporation is not impaired and only if such redemption or repurchase would not cause any impairment of the capital of a corporation.
With limited exceptions in the case of certain stock dividends or disparate dividends approved by the affirmative vote of the holders of a majority of the New Butterfly Class A common stock and New Butterfly Class B common stock, each voting separately as a class, the Proposed Charter provides that New Butterfly common stock shall be treated equally, identically, and ratably, on a per share basis, with respect to any dividends or distributions that may be declared and paid from time to time by the New Butterfly Board out of any assets of New Butterfly legally available for dividends or distributions.

Liquidation
Subject to applicable law and the rights, if any, of	Subject to applicable law and the preferential or

Longview	New Butterfly
the holders of any outstanding shares of preferred stock, the Current Charter provides that following the payment or provision for payment of the debts and other liabilities of Longview in the event of an voluntary or involuntary liquidation, dissolution, or winding up of Longview, the holders of shares of Longview common stock shall be entitled to receive all the remaining assets of Longview available for distribution to its stockholders, ratably in proportion to the number of shares of Longview common stock held by them.	other rights of any holders of preferred stock then outstanding, the Proposed Charter provides that in the event of the liquidation or winding up of New Butterfly, whether voluntary or involuntary, holders of New Butterfly common stock will be entitled to receive ratably all assets of New Butterfly available for distribution to its stockholders unless disparate or different treatment of the shares of each such class with respect to distributions upon any liquidation, dissolution, distribution of assets, or winding up is approved by the affirmative vote of the holders of a majority of the outstanding shares of New Butterfly common stock, each voting separately as a class.
Supermajority Voting Provisions
Article IX of the Current Charter relating to business combination requirements may not be amended prior to the consummation of the initial business combination unless approved by the affirmative vote of the holders of at least 65% of all then outstanding shares of Longview common stock.	Following the first date on which the issued and outstanding shares of New Butterfly Class B common stock represent less than 50% of the voting power of the then outstanding shares of capital stock of New Butterfly that would then be entitled to vote for the election of directors at an annual meeting of stockholders, the affirmative vote of two-thirds (2/3) of the voting power of the shares of capital stock of New Butterfly that would then be entitled to vote in the election of directors at an annual meeting of stockholders will be required in order for the stockholders of New Butterfly to amend New Butterfly’s Charter in certain circumstances, amend New Butterfly’s Bylaws, increase or decrease the number of directors, fill vacancies on the board of directors, remove a director from office, or call a special meeting of stockholders.
Anti-Takeover Provisions and Other Stockholder Protections
The anti-takeover provisions and other stockholder protections in the Current Charter include the ability of the board of directors to designate the terms of and issue new series of preferred shares. Section 203 of the DGCL prohibit a Delaware corporation from engaging in a “business combination” with an “interested stockholder” (i.e. a stockholder owning 15% or more of Longview voting stock) for three years following the time that the “interested stockholder” becomes such, subject to certain exceptions.	The anti-takeover provisions and other stockholder protections included in the Proposed Charter include a prohibition on stockholder action by written consent and blank check preferred stock. Section 203 of the DGCL prohibit a Delaware corporation from engaging in a “business combination” with an “interested stockholder” (i.e. a stockholder owning 15% or more of Longview voting stock) for three years following the time that the “interested stockholder” becomes such, subject to certain exceptions.
Preemptive Rights
There are no preemptive rights relating to the Longview common stock.	There are no preemptive rights relating to the shares of New Butterfly common stock.
Fiduciary Duties of Directors
Under Delaware law, the standards of conduct for directors have developed through Delaware court	Under Delaware law, the standards of conduct for directors have developed through Delaware court

Longview	New Butterfly

case law. Generally, directors must exercise a duty of care and duty of loyalty and good faith to the company and its stockholders. Members of the board of directors or any committee designated by the board of directors are similarly entitled to rely in good faith upon the records of the corporation and upon such information, opinions, reports and statements presented to the corporation by corporate officers, employees, committees of the board of directors or other persons as to matters such member reasonably believes are within such other person’s professional or expert competence, provided that such other person has been selected with reasonable care by or on behalf of the corporation. Such appropriate reliance on records and other information protects directors from liability related to decisions made based on such records and other information.
The Longview Board may exercise all such powers of Longview and do all such lawful acts and things as are not by statute or Longview’s Charter or Longview’s Bylaws directed or required to be exercised or done solely by stockholders.

case law. Generally, directors must exercise a duty of care and duty of loyalty and good faith to the company and its stockholders. Members of the board of directors or any committee designated by the board of directors are similarly entitled to rely in good faith upon the records of the corporation and upon such information, opinions, reports and statements presented to the corporation by corporate officers, employees, committees of the board of directors or other persons as to matters such member reasonably believes are within such other person’s professional or expert competence, provided that such other person has been selected with reasonable care by or on behalf of the corporation. Such appropriate reliance on records and other information protects directors from liability related to decisions made based on such records and other information.
The New Butterfly Board may exercise all such authority and powers of New Butterfly and do all such lawful acts and things as are not by statute or the New Butterfly’s Charter or New Butterfly’s Bylaws directed or required to be exercised or done solely by the stockholders.

Inspection of Books and Records
Under the DGCL, any stockholder or beneficial owner has the right, upon written demand under oath stating the proper purpose thereof, either in person or by attorney or other agent, to inspect and make copies and extracts from the corporation’s stock ledger, list of stockholders and its other books and records for a proper purpose during the usual hours for business. Longview’s Bylaws permit Longview’s books and records to be kept within or outside Delaware.	Under the DGCL, any stockholder or beneficial owner has the right, upon written demand under oath stating the proper purpose thereof, either in person or by attorney or other agent, to inspect and make copies and extracts from the corporation’s stock ledger, list of stockholders and its other books and records for a proper purpose during the usual hours for business.
Choice of Forum
The Current Charter generally designates the Court of Chancery of the State of Delaware as the sole and exclusive forum for any stockholder (including a beneficial owner) to: (i) any derivative action or proceeding brought on behalf of Longview, (ii) any action asserting a claim of breach of a fiduciary duty owed by any director, officer, employee or agent of Longview to Longview or Longview’s stockholders, or any claim for aiding and abetting such alleged breach (iii) any action asserting a claim against Longview, its directors, officers or employees arising pursuant to any provision of the DGCL or the Current Charter or Longview’s Bylaws, or (iv) any action asserting a claim against Longview, its directors, officers, or employees governed by the internal affairs doctrine.	The Proposed Charter generally designates Court of Chancery of the State of Delaware as the sole and exclusive forum for: (i) any derivative action or proceeding brought on behalf of New Butterfly, (ii) any action asserting a claim of breach of a fiduciary duty owed by, or any other wrongdoing by, any current or former director, officer, other employee, or stockholder of New Butterfly, (iii) any action asserting a claim against New Butterfly arising pursuant to any provision of the DGCL, the Proposed Charter, or New Butterfly’s Bylaws, (iv) any action to interpret, apply, enforce, or determine the validity of any provisions in the Proposed Charter or New Butterfly’s Bylaws, or (v) any action asserting a claim governed by the internal affairs doctrine and if brought outside of

Longview	New Butterfly
Delaware in the name of any stockholder, the stockholder bringing the suit will be deemed to have consented to (a) the personal jurisdiction of the state and federal courts within Delaware and (b) service of process on such stockholder’s counsel, subject to certain exceptions. In addition, notwithstanding anything to the contrary in the foregoing, the federal district courts of the United States are the exclusive forum for the resolution of any action, suit or proceeding asserting a cause of action under the Securities Act. The exclusive forum provision does not apply to suits brought to enforce any liability or duty created by the Exchange Act.

BENEFICIAL OWNERSHIP OF SECURITIES
The following table sets forth information known to Longview regarding the beneficial ownership of Longview common stock as of November 15, 2020 other than with respect to Dawn Carfora, John Hammergren, Gianluca Pettiti and S. Louise Phanstiel, whose beneficial ownership is set forth as of January 15, 2021 (pre-Business Combination) and, immediately following consummation of the Business Combination (post-Business Combination) and the issuance of 17,500,000 shares of Longview Class A common stock in the PIPE Financing, ownership of shares of New Butterfly common stock assuming that no public shares are redeemed, and alternatively that the maximum number of 41,400,000 public shares are redeemed, which would result in the issuance of 7,500,000 shares of Class A common stock in the Forward Purchase.
Beneficial ownership is determined according to the rules of the SEC, which generally provide that a person has beneficial ownership of a security if he, she or it possesses sole or shared voting or investment power over that security, including options and warrants that are currently exercisable or exercisable within 60 days.
The beneficial ownership of Longview common stock pre-Business Combination is based on 51,750,000 shares of Longview common stock (including 41,400,000 public shares and 10,350,000 founder shares) issued and outstanding as of November 15, 2020.
	Before the Business Combination			After the Business Combination
				Assuming No Redemption					Assuming Maximum Redemption
Name and Address of Beneficial Owner	Number of shares of Longview common stock	%**	% of Total Voting Power**	Number of shares of New Butterfly Class A Common Stock	%**	Number of shares of New Butterfly Class B Common Stock	%**	% of Total Voting Power**	Number of shares of New Butterfly Class A Common Stock	%**	Number of shares of New Butterfly Class B Common Stock	%**	% of Total Voting Power**
Directors and Executive Officers of Longview Before the Business Combination
Larry Robbins(1)(2)(8)	10,275,000	19.8%	19.8%	15,290,499	9.5%	—	—	2.2%	22,790,499	17.9%	—	—	3.5%
John Rodin	—	—	—	—	—	—	—	—	—	—	—	—	—
Mark Horowitz	—	—	—	—	—	—	—	—	—	—	—	—	—
Westley Moore(1)	25,000	*	*	25,000	*	—	—	*	25,000	*	—	—	*
Derek Cribbs(1)	25,000	*	*	25,000	*	—	—	*	25,000	*	—	—	*
Randy Simpson(1)	25,000	*	*	25,000	*	—	—	*	25,000	*	—	—	*
All Directors and Executive Officers of Longview as a Group (6 Individuals)	10,350,000	20%	20%	15,365,499	9.5%	—	—	2.2%	22,865,499	18.0%	—	—	3.5%
Directors and Executive Officers of New Butterfly After Consummation of the Business Combination
Jonathan M. Rothberg, Ph.D.(3)(4)	—	—	—	—	—	26,426,937	100.0%	76.6%	—	—	26,426,937	100.0%	80.6%
Larry Robbins(1)(2)(8)	10,275,000	19.8%	19.8%	15,290,499	9.5%	—	—	2.2%	22,790,499	17.9%	—	—	3.5%
Dawn Carfora(3)(8)	—	—	—	11,870	*	—	—	*	11,870	*	—	—	*
John Hammergren(3)(8)	—	—	—	118,703	*	—	—	*	118,703	*	—	—	*
Gianluca Pettiti(3)(8)	—	—	—	17,805	*	—	—	*	17,805	*	—	—	*
S. Louise Phanstiel(3)(8)	—	—	—	59,351	*	—	—	*	59,351	*	—	—	*
Todd M. Fruchterman, M.D., Ph.D.(3)	—	—	—	—	—	—	—	—	—	—	—	—	—
Gioel Molinari(3)(5)	—	—	—	2,109,035	1.3%	—	—	*	2,109,035	1.6%	—	—	*
David Perri(3)	—	—	—	—	—	—	—	—	—	—	—	—	—
Stephanie Fielding(3)	—	—	—	—	—	—	—	—	—	—	—	—	—
Darius Shahida(3)(6)	—	—	—	354,723	*	—	—	*	354,723	*	—	—	*
Mary Miller(3)	—	—	—	—	—	—	—	—	—	—	—	—	—
All Directors and Executive Officers of New Butterfly as a Group (12 Individuals) (7)(8)	—	—	—	17,754,257	10.9%	26,426,937	100.0%	78.9%	25,254,257	19.5%	26,426,937	100.0%	84.4%
Five Percent Holders:
Jonathan M. Rothberg, Ph.D.(3)(4)	—	—	—	—	—	26,426,937	100.0%	76.6%	—	—	26,426,937	100.0%	80.6%
Michael J. Rothberg Family Investments(3)(9)	—	—	—	29,028,281	18.0%	—	—	4.2%	29,028,281	22.8%	—	—	4.4%
Fosun Industrial Co., Limited(10)	—	—	—	10,716,630	6.6%	—	—	1.6%	10,716,630	8.4%	—	—	1.6%
Longview Investors LLC(1)(2)(8)	10,275,000	19.8%	19.8%	15,290,499	9.5%	—	—	2.2%	22,790,499	17.9%	—	—	3.5%
Entities affiliated with Fidelity Management & Research Company, LLC(11)	—	—	—	9,158,136	5.7%	—	—	1.0%	9,158,136	7.2%	—	—	1.0%

*
Indicates beneficial ownership of less than 1%.

**
The pre-Business Combination percentage of ownership of Longview is based on 41,400,000 shares of Longview Class A common stock and 10,350,000 shares of Longview Class B common stock outstanding as of November 15, 2020. The Post-Business Combination percentages of ownership of New Butterfly are based on 161,172,018 shares of New Butterfly Class A common stock outstanding assuming no redemption and 127,272,018 shares of New Butterfly Class A common stock outstanding assuming maximum redemption and the Forward Purchase, and 26,426,937 shares of New Butterfly Class B common stock outstanding, after giving effect to the Transactions described in this proxy statement/prospectus, as of November 15, 2020. The number of outstanding shares after the Business Combination assumes that none of Longview’s options or warrants are exercised prior to the Closing of the Business Combination. Shares of Longview or New Butterfly Class A common stock, as the case may be, that a person has the right to acquire within 60 days of November 15, 2020 are deemed outstanding for purposes of computing the percentage ownership of the person holding such rights but are not deemed outstanding for purposes of computing the percentage ownership of any other person, except with respect to the percentage ownership of all directors and executive officers of Longview or New Butterfly, as the case may be, as a group. Percentage of total voting power represents voting power with respect to all shares of New Butterfly Class A common stock and New Butterfly Class B common stock, as a single class. After the Business Combination, each share of New Butterfly Class B common stock will be entitled to 20 votes per share and each share of New Butterfly Class A common stock will be entitled to one vote per share. For more information about the voting rights of New Butterfly common stock after the Business Combination, see “Description of New Butterfly Securities.”

(1)
Unless otherwise noted, the business address of each of the following entities or individuals is 767 Fifth Avenue, 44th Floor, New York, New York 10153.

(2)
Our Sponsor, Longview Investors LLC, or its affiliates, is the record holder of the shares reported herein. Mr. Robbins is the managing member of our Sponsor. Mr. Robbins shares voting and dispositive power over the shares held by our Sponsor and may be deemed to beneficially own such shares. Pre-Business Combination amounts consist entirely of founder shares, which will automatically become shares of New Butterfly Class A common stock in connection with the Closing. Post-Business Combination amounts include (i) 10,275,000 founder shares, (ii) 2,515,499 shares of New Butterfly Class A common stock issuable upon conversion of Butterfly convertible notes held by Glenview Capital Partners, L.P., Glenview Institutional Partners, L.P., Glenview Capital Master Fund, LTD., Glenview Capital Opportunity Fund, L.P. and Glenview Offshore Opportunity Master Fund, LTD. (the “Glenview Investment Funds”), (iii) 2,500,000 shares of New Butterfly Class A common stock to be acquired pursuant to the PIPE Financing by the Glenview Investment Funds, and (iv) in the maximum redemption scenario only, the issuance of 7,500,000 shares of Longview Class A common stock pursuant to the Forward Purchase to the Glenview Investment Funds. Pre-Business Combination and Post-Business Combination amounts exclude 6,853,333 shares underlying private placement warrants that will not become exercisable within 60 days of November 15, 2020.

(3)
Unless otherwise indicated, the business address of each of these individuals is c/o Butterfly Network, Inc., 530 Old Whitfield Street, Guilford, CT 06437.

(4)
Consists of 26,426,937 shares of New Butterfly Class B common stock issuable upon exchange of shares of Butterfly Series A preferred stock held, subject to the Closing, by Butterfly Holdings I, LLC, Butterfly Holdings II, LLC, Butterfly Holdings III, LLC, Butterfly Holdings IV, LLC and Butterfly Holdings V, LLC. Jonathan M. Rothberg, Ph.D., Butterfly’s founder and Chairman, is the sole manager of these entities. Dr. Rothberg has sole voting and investment control over the shares.

(5)
Consists of (i) 259,575 shares of New Butterfly Class A common stock issuable upon conversion of shares of Butterfly common stock at the Effective Time held, subject to the Closing, by Mr. Molinari, and (ii) options to purchase 1,849,460 shares of New Butterfly common stock issuable upon assumption by Longview of options to purchase shares of Butterfly common stock exercisable within 60 days of November 15, 2020 held by Mr. Molinari.

(6)
Consists of options to purchase 354,723 shares of New Butterfly common stock issuable upon assumption by Longview of options to purchase Butterfly common stock exercisable within 60 days of November 15, 2020 held by Mr. Shahida.

(7)
See footnotes 2 and 4 through 6.

(8)
On January 15, 2021, investment funds managed by Glenview entered into a securities purchase agreement with each of Dawn Carfora, John Hammergren, Gianluca Pettiti and S. Louise Phanstiel, who are nominated for service on the New Butterfly Board. Pursuant to the securities purchase agreements, Ms. Carfora agreed to purchase an aggregate principal amount of $118,443 of Butterfly convertible notes from Glenview for a purchase price of $200,000, Mr. Hammergren agreed to purchase an aggregate principal amount of $1,184,441 of Butterfly convertible notes from Glenview for a purchase price of $2,000,000, Mr. Pettiti agreed to purchase an aggregate principal amount of $177,666 of Butterfly convertible notes from Glenview for a purchase price of $300,000, and Ms. Phanstiel agreed to purchase an aggregate principal amount of $592,221 of Butterfly convertible notes from Glenview for a purchase price of $1,000,000. Upon conversion at the Effective Time, the Butterfly convertible notes purchased by Ms. Carfora, Mr. Hammergren, Mr. Pettiti and Ms. Phanstiel are expected to convert into 11,870, 118,703, 17,805 and 59,351 shares of New Butterfly common stock, respectively, based on an assumed Closing Date of November 15, 2020.

(9)
Consists of (i) 908,512 shares of New Butterfly Class A common stock issuable upon conversion of shares of Butterfly common stock at the Effective Time held, subject to the Closing, by the Michael J. Rothberg Family Trust, and (ii) 28,119,769 shares of New Butterfly Class A common stock issuable upon conversion of shares of Butterfly Series B preferred stock and Butterfly Series D preferred stock held by the Rothberg Family Fund I, LLC. Michael Rothberg is the trustee of the Michael J. Rothberg Family Trust and manager of the Rothberg Family Fund I, LLC and therefore has voting and investment control over shares held by those entities.

(10)
Consists of shares of New Butterfly Class A common stock issuable upon conversion of shares of Butterfly Series D preferred stock at the Effective Time held by Fosun Industrial Co., Limited (“Fosun Industrial”). Fosun Industrial is a wholly-owned subsidiary of Shanghai Fosun Pharmaceutical (Group) Co., Ltd. (“Fosun Pharma”). Fosun Pharma is a subsidiary of, and is beneficially held approximately 38.54% by, Shanghai Fosun High Technology (Group) Co. Ltd. (“Fosun High Technology”). Fosun High Technology is a wholly-owned subsidiary of Fosun International Limited (“Fosun International”), which is a subsidiary of, and is beneficially held approximately 71.40% by, Fosun Holdings Limited (“Fosun Holdings”). Fosun Holdings is a wholly-owned subsidiary of Fosun International Holdings Ltd. (“Fosun International Holdings”). Fosun International Holdings is beneficially held approximately 85.29% by Guo Guangchang and 14.71% by Wang Qunbin. Guo Guangchang controls Fosun International Holdings and could therefore be deemed the beneficial owner of the securities held by Fosun Industrial. The address of the principal business office for Fosun Pharma is No. 1289 Yishan Road (Building A, Fosun Technology Park), Shanghai 200233, People’s Republic of China. The address of the principal business office for Fosun Industrial is Level 54, Hopewell Centre, 183 Queen’s Road East, Hong Kong.

(11)
Consists of (i) 2,311,076 shares of New Butterfly Class A common stock issuable upon conversion of shares of Butterfly Series D preferred stock at the Effective Time held by Fidelity Contrafund: Fidelity Advisor New Insights Fund, (ii) 1,096,298 shares of New Butterfly Class A common stock issuable upon conversion of shares of Butterfly Series D preferred stock and upon conversion of outstanding principal and accrued but unpaid interest, if any, on Butterfly convertible notes and 557,178 shares of New Butterfly Class A common stock to be acquired pursuant to the PIPE Financing by Fidelity Mt. Vernon Street Trust: Fidelity New Millennium Fund, (iii) 2,767,026 shares of New Butterfly Class A common stock issuable upon conversion of shares of Butterfly Series D preferred stock and upon conversion of outstanding principal and accrued but unpaid interest, if any, on Butterfly convertible notes and 1,616,474 shares of New Butterfly Class A common stock to be acquired pursuant to the PIPE Financing by Fidelity Concord Street Trust: Fidelity Mid-Cap Stock Fund, (iv) 129,580 shares of New Butterfly Class A common stock issuable upon conversion of shares of Butterfly Series D preferred stock and upon conversion of outstanding principal and accrued but unpaid interest, if any, on Butterfly convertible notes and 59,716 shares of New Butterfly Class A common stock to be acquired pursuant to the PIPE Financing by Fidelity Mid-Cap Stock Commingled Pool, (v) 354,156 shares of

New Butterfly Class A common stock issuable upon conversion of shares of Butterfly common stock issuable upon conversion of Butterfly Series D preferred stock and upon conversion of outstanding principal and accrued but unpaid interest, if any, on Butterfly convertible notes and 231,064 shares of New Butterfly Class A common stock to be acquired pursuant to the PIPE Financing by Fidelity U.S. All Cap Fund and (vi) 35,568 shares of New Butterfly Class A common stock to be acquired pursuant to the PIPE Financing by Fidelity Concord Street Trust: Fidelity Mid-Cap Stock K6 Fund. These accounts are managed by direct or indirect subsidiaries of FMR LLC. Abigail P. Johnson is a Director, the Chairman, the Chief Executive Officer and the President of FMR LLC. Members of the Johnson family, including Abigail P. Johnson, are the predominant owners, directly or through trusts, of Series B voting common shares of FMR LLC, representing 49% of the voting power of FMR LLC. The Johnson family group and all other Series B shareholders have entered into a shareholders’ voting agreement under which all Series B voting common shares will be voted in accordance with the majority vote of Series B voting common shares. Accordingly, through their ownership of voting common shares and the execution of the shareholders’ voting agreement, members of the Johnson family may be deemed, under the Investment Company Act, to form a controlling group with respect to FMR LLC. Neither FMR LLC nor Abigail P. Johnson has the sole power to vote or direct the voting of the shares owned directly by the various investment companies registered under the Investment Company Act (“Fidelity Funds”) advised by Fidelity Management & Research Company, LLC (“FMR Co”), a wholly owned subsidiary of FMR LLC, which power resides with the Fidelity Funds’ Boards of Trustees. Fidelity Management & Research Company, LLC carries out the voting of the shares under written guidelines established by the Fidelity Funds’ Boards of Trustees. The principal business address of FMR LLC is 245 Summer Street, Boston, Massachusetts 02210.

NEW BUTTERFLY MANAGEMENT AFTER THE BUSINESS COMBINATION
Board of Directors and Management
The following is a list of the persons who are anticipated to be New Butterfly’s directors and executive officers following the Business Combination and their ages as of November 15, 2020 and anticipated positions following the Business Combination.
Name	Age	Position
Executive Officers:
Todd M. Fruchterman, M.D., Ph.D.	50	President, Chief Executive Officer and Director
Gioel Molinari	45	Executive Vice President and Chief Product Officer
David Perri	49	Chief Operating Officer
Stephanie Fielding	39	Chief Financial Officer
Darius Shahida	29	Chief Strategy Officer and Chief Business Development Officer
Mary Miller	46	General Counsel and Corporate Secretary
Non-Employee Directors:
Jonathan M. Rothberg, Ph.D.	57	Chairman of the Board
Larry Robbins	51	Director
Dawn Carfora	49	Director
John Hammergren	61	Director
Gianluca Pettiti	42	Director
S. Louise Phanstiel	62	Director
Executive Officers
Todd M. Fruchterman, M.D., Ph.D. has agreed to serve as Butterfly’s President and Chief Executive Officer beginning February 2021, has served as a Director of Butterfly since January 2021, and has been nominated to serve as a member of New Butterfly’s board of directors for election at the Special Meeting. Prior to joining Butterfly, from November 2020 through January 2021, Dr. Fruchterman served as Group President, Reliability Solutions of Flex Ltd., where he oversaw health solutions and automotive and industrial business units. Before that, Dr. Fruchterman held several leadership roles of increasing responsibility at 3M Company, or 3M, most recently as President and General Manager, Medical Solutions, the largest division of the company, from May 2018 to September 2020. Dr. Fruchterman also served as President and General Manager, Critical & Chronic Care Solutions at 3M from August 2015 to May 2018, and as Senior Vice President R&D, Regulatory Affairs, Chief Technology Officer, and Chief Medical Officer at 3M from February 2011 to August 2015. Prior to joining 3M, Dr. Fruchterman was Executive Vice President, Chief Technology Officer and Chief Medical Officer at Kinetic Concepts, Inc. He previously held various positions at Johnson & Johnson, where he led worldwide biosurgical R&D for the Ethicon division; Schering-Plough, where he directed medical and strategic marketing for the hepatitis business; and Response Genetics, Inc., where he held the positions of President, Chief Executive Officer, and Chief Operating Officer. In addition, Dr. Fruchterman served as a member of the Board of Directors of the Advanced Medical Technology Association (AdvaMed) from October 2016 to September 2020. In 2018 and 2019, Dr. Fruchterman was also a core participant in the Innovation and Investment Summit at the U.S. Department of Health and Human Services. Dr. Fruchterman earned his M.D. from the University of Pennsylvania School of Medicine, his Ph.D. in physiology and biophysics from the University of Louisville, and his B.A. in biological basis of behavior from the University of Pennsylvania. Dr. Fruchterman’s qualifications to serve on the board of directors of New Butterfly include his extensive leadership experience in the healthcare industry.
Gioel Molinari has agreed to serve as Butterfly’s Executive Vice President and Chief Product Officer beginning February 2021 and has served as Butterfly’s President and as a member of Butterfly’s board of directors since January 2017. Mr. Molinari previously served as a member of Butterfly’s board of directors and as Butterfly’s Chief Executive Officer, President, and Secretary from January 2011 to July 2012. From July 2012 to December 2016, Mr. Molinari served as Senior Technologist, Research of Bridgewater Associates, where he led design and development of the first production instance of an equity research platform on Amazon Web Services. Mr. Molinari also served as Business Manager, Equity PM and Analyst Products of Bloomberg LP from May 2011 to July 2012, where he was responsible for the equity portfolio management business, with a focus on idea generation products and data. Prior to that, Mr. Molinari served as Managing Director of S&P Global Market Intelligence Inc. from May 2007 to May 2010, where he was responsible for product development for the investment management segment, including equity market data feeds, content sets, and analytical desktop tools. Mr. Molinari began his career in industrial automation and served as Founder, President and Chief Technology Officer of ClariFI, Inc. from January 2000 to May 2007. Mr. Molinari received his B.S. in chemical engineering from Carnegie Mellon University.
David Perri has served as Butterfly’s Chief Operating Officer since August 2020, and served as Butterfly’s Chief Hardware Product and Operations Officer from March 2020 to August 2020, where he is responsible for all hardware technology, roadmaps, manufacturing and supply chain operations. From February 2017 to February 2020, Mr. Perri was Chief Operations Officer at Sonos, Inc., or Sonos, where he was responsible for building and operating an end-to-end organization from engineering and supply chain through data platforms, infrastructure, and customer experience operations. Prior to serving as Chief Operations Officer, Mr. Perri served in various roles at Sonos from June 2008 to February 2017, including as Vice President Product Operations, Vice President Product Development, and Director of Hardware Development. Prior to that, from January 2005 to July 2007, Mr. Perri served as Director, Hardware Engineering at Avid Technology, Inc., and from June 1998 to January 2005, he served as Senior Manager/Director, Hardware Engineering at Bay Networks Inc. Mr. Perri received his M.B.A. from Babson College and B.S. in Electrical Engineering from Worcester Polytechnic Institute.
Stephanie Fielding has served as Butterfly’s Chief Financial Officer since November 2020, where she is responsible for all aspects of Butterfly’s financial and accounting activities. Ms. Fielding previously served as Butterfly’s Senior Vice President of Finance from April 2020 to November 2020. Prior to joining Butterfly, Ms. Fielding spent over eight years at Amazon, serving from September 2019 to March 2020 as Director of Finance, Global Operations Customer Experience, where she led global finance teams in domains including customer service, customer facing delivery and reverse logistics offerings, and hardware development. Ms. Fielding also served as the Director of Finance and Analytics for Delivery Experience, from October 2017 to August 2019, as Senior Finance Manager of Delivery Finance and Analytics from June 2016 to September 2017, as Senior Manager of AWS Infrastructure FP&A from August 2014 to May 2016 and as Senior Manager of Marketing Finance for Europe. Before joining Amazon, Ms. Fielding worked in the power and energy sectors. She held several roles in the treasury and strategic marketing groups at UGI Corporation from 2009 to 2011, and was a buy-side analyst with responsibility for fixed income investments in power and energy at Delaware Investments from 2005 to 2007. Ms. Fielding received her M.B.A. from Columbia Business School and B.A. from Yale University and is a CFA® charterholder.
Darius Shahida has served as Butterfly’s Chief Strategy Officer and Chief Business Development Officer since January 2020, where he leads Butterfly’s financing, business development, global health, and strategic efforts. Mr. Shahida also served as Butterfly’s Head of Growth from August 2018 to January 2020, where he helped oversee the Butterfly Series D preferred stock financing and subsequent commercial launch and global roll out of the Butterfly iQ, and he served as Butterfly’s Chief of Staff from January 2018 to August 2018. He also served as Chief Business and Chief Strategy Officer of 4Catalyzer Corporation, or 4Catalyzer, from January 2018 until he transitioned fully to Butterfly in November 2020. Before joining Butterfly and 4Catalyzer, Mr. Shahida served as Head of Trading of Birch Grove Capital LP from August 2015 to August 2017, where he was responsible for all trading and healthcare investing across credit, equities, convertibles, bank debt, and commodities as well as assisting with risk and portfolio management. Prior to that, Mr. Shahida served as Special Situations Analyst at Morgan Stanley & Co. LLC from August 2013 to August 2015. In that role, he was responsible for sourcing and structuring banking transactions and acted as Morgan Stanley’s specialist on Argentina during default proceedings. Mr. Shahida received his M.B.A. from Harvard Business School and B.S. from Duke University.
Mary Miller has served as Butterfly’s General Counsel since December 2020. From December 2017 to December 2020, Ms. Miller was Chief Risk Officer and General Counsel at Columbia Care Inc., where she oversaw all legal, regulatory, and compliance aspects of the organization, including corporate governance, corporate finance, strategic transactions, contract negotiations, and intellectual property, litigation, and employment matters and managed all regulatory and compliance matters. Prior to that, from March 2017 to December 2017, Ms. Miller served as a Member at Outside GC LLC, where she provided startup, growth, and established companies with proactive legal risk management solutions, frequently serving as outside general counsel. Ms. Miller was the founder of mosaicHub, Inc. and served as its Chief Executive Officer from 2011 to June 2016. Prior to that, from 2010 to 2012, she served as General Counsel at General Catalyst Partners, and from 2007 to 2010, she served as Vice President, Associate General Counsel and Corporate Secretary at Fidelity Investments Inc. Ms. Miller began her career as a Corporate Associate at Ropes & Gray LLP. Ms. Miller received her B.A. in Political Science from Boston College and J.D. from Boston College Law School.
Non-Employee Directors
Jonathan M. Rothberg, Ph.D. is the founder of Butterfly and has served as the Chairman of Butterfly’s board of directors since March 2014. He previously served as Butterfly’s Chief Executive Officer from March 2014 to April 2020, and as Butterfly’s President from March 2014 to April 2014. Dr. Rothberg is a scientist and entrepreneur who was awarded the National Medal of Technology and Innovation, the nation’s highest honor for technological achievement, by President Obama for inventing and commercializing high-speed DNA sequencing. Dr. Rothberg is the founder of the 4Catalyzer medical technology incubator and the founder and Chairman of its companies: Butterfly, AI Therapeutics, Inc. (formerly LAM Therapeutics, Inc.), Quantum-Si Incorporated, Hyperfine Research, Inc., Tesseract Health, Inc., Liminal Sciences, Inc. (formerly EpilepsyCo Inc.), Homodeus Inc. and 4Bionics LLC. These companies focus on using inflection points in medicine, such as deep learning, next-generation sequencing, and the silicon supply chain, to address global healthcare challenges. Dr. Rothberg previously founded and served as Chairman, Chief Executive Officer, and Chief Technology Officer of Ion Torrent Systems, Inc. from 2007 to 2010, and founded and served as Chairman and Chief Executive Officer of RainDance Technologies, Inc. from 2004 to 2009. From 1999 to 2007, Dr. Rothberg co-founded and served as Chairman of ClarifI, Inc., and from 1999 to 2006, he founded and served as Chairman, Chief Executive Officer and Chief Technology Officer of 454 Life Sciences Corporation. With 454 Life Sciences, Dr. Rothberg brought to market the first new way to sequence genomes since Sanger and Gilbert won the Nobel Prize for their method in 1980. With 454’s technology, Dr. Rothberg sequenced the first individual human genome, and with Svante Paabo he initiated the first large-scale effort to sequence ancient DNA (The Neanderthal Genome Project). Prior to 454 Life Sciences, Dr. Rothberg founded and served as Chairman and Chief Executive Officer of CuraGen Corporation from 1993 to 2004. His contributions to the field of genome sequencing include the first non-bacterial cloning method (cloning by limited dilution) and the first massively parallel DNA sequencing method (parallel sequencing by synthesis on a single substrate), concepts that have formed the basis for all subsequent next generation sequencing technologies. Dr. Rothberg is an Ernst and Young Entrepreneur of the Year, is the recipient of The Wall Street Journal’s First Gold Medal for Innovation, SXSW Best in Show, Nature Methods First Method of the Year Award, the Connecticut Medal of Technology, the DGKL Biochemical Analysis Prize, and an Honorary Doctorate of Science from Mount Sinai. Dr. Rothberg is a member of the National Academy of Engineering, the Connecticut Academy of Science and Engineering, is a trustee of Carnegie Mellon University and an Adjunct Professor of Genetics at Yale University. Dr. Rothberg received his Ph.D., M.Phil., and M.S. in biology from Yale University and his B.S. in chemical engineering from Carnegie Mellon University. Dr. Rothberg’s qualifications to serve on New Butterfly’s board of directors include his significant scientific, executive and board leadership experience in the technology industry, as well as his knowledge of Butterfly’s business as Butterfly’s founder and former Chief Executive Officer.
Larry Robbins has been Longview’s Chairman since its inception. Mr. Robbins is the Founder, Portfolio Manager and CEO of Glenview. Prior to founding Glenview in 2000, Mr. Robbins spent six years as an analyst and partner at Omega Advisors on their U.S. equity long/short team. He joined Omega after three years at Gleacher & Company, a merger and acquisition advisory boutique in New York. Through their Robbins Family Foundation, Mr. Robbins and his wife Sarahmay are active supporters of education reform both in New York City and on a national level. He serves as Chairman of the Board for Together Education, and he is a Board Member for the Relay Graduate School of Education, Robin Hood Foundation and Zearn. In addition, Mr. Robbins is the Senior Chair of the Wall Street Division of the UJA-Federation. Mr. Robbins graduated with honors from the Wharton School and Moore School of the

University of Pennsylvania in 1992, where he received his Bachelors of Science in Economics and Engineering, with majors in accounting, finance, marketing, and systems engineering. Mr. Robbins qualifications to serve on New Butterfly’s board of directors include his significant investment experience.
Dawn Carfora has been nominated to serve as a member of New Butterfly’s board of directors for election at the Special Meeting. Ms. Carfora currently serves as Vice President, Business Planning and Operations, Global Business Group of Facebook, Inc., or Facebook, since September 2019. Prior to that, Ms. Carfora held a variety of senior leadership roles at Facebook, including as Director, GMS Operations (Global Sales Operations) from October 2017 to September 2019 and as Director, Sales Operations, North America from March 2014 to October 2017. Ms. Carfora previously served as Chief Financial Officer of MagPlus Inc. from November 2013 to March 2014, as Senior Vice President, Operations at PDR Network, LLC, or PDR, from June 2013 to November 2013, as Chief Financial Officer at PDR from September 2009 to June 2013, and as Senior Director, Sales Operations at PDR from May 2007 to September 2009. Before joining PDR, Ms. Carfora served as Vice President, General Manager at MediZine Inc. from April 2005 to May 2007, as Director of Finance and Operations of Primedia Inc. from 1999 to 2003, as Manager, Financial Planning & Analysis of Twentieth Century Fox Home Entertainment, Inc. in 1999, as Experienced Senior, Internal Audit Services at Ernst & Young LLP in 1998, and as Manager, Finance at Bertelsmann SE & Co. from 1993 to 1997. Ms. Carfora received her B.S. in business administration, finance from Rider University. Ms. Carfora’s qualifications to serve on the board of directors of New Butterfly include her extensive experience in management, business planning and operations.
John Hammergren has been nominated to serve as a member of New Butterfly’s board of directors for election at the Special Meeting. Mr. Hammergren served as Chairman of the Board of Directors of McKesson Corporation, or McKesson, from July 2002 to April 2019, and as President and Chief Executive Officer of McKesson from April 2001 to April 2019. Mr. Hammergren joined McKesson in 1996 and held a number of management positions before becoming President and Chief Executive Officer and had been a director since 1999. Mr. Hammergren also served as the Chairman of the Supervisory Board of McKesson Europe, formerly known as Celesio AG, from March 2014 to August 2018. Mr. Hammergren also served as the Chairman of Change Healthcare, from March 2017 to March 2020. Additionally, Mr. Hammergren is currently a member of the Board of Trustees for the Center for Strategic & International Studies. Mr. Hammergren received his M.B.A. from Xavier University, Ohio and his B.A. in business administration and management from the University of Minnesota, Minneapolis. Mr. Hammergren’s qualifications to serve on the board of directors of New Butterfly include his extensive business and healthcare experience and his experience serving on the board of directors of other publicly traded companies.
Gianluca Pettiti has been nominated to serve as a member of New Butterfly’s board of directors for election at the Special Meeting. Mr. Pettiti has served as Senior Vice President and President, Specialty Diagnostics of Thermo Fisher Scientific Inc., or Thermo Fisher, since October 2019. Prior to that, Mr. Pettiti held a variety of other senior leadership roles at Thermo Fisher, including as President, Biosciences from January 2018 to September 2019, as President, China from January 2015 to December 2017, as President, Greater China Life Technologies from April 2013 to December 2014, as Vice President and Chief Executive Officer, Latin America Life Technologies from March 2010 to March 2013, as Director Finance, EMEA Life Technologies from January 2009 to March 2010, and as Senior Manager, Financial Planning & Analysis – EMEA from February 2006 to December 2008. Prior to joining Thermo Fisher, Mr. Pettiti served as FP&A Manager of GE Money Bank GmbH. Mr. Pettiti served as a member of the Global Future Council on Health and Healthcare of the World Economic Forum from February 2016 to January 2019 and as a member of the Enactus China Board of Directors from January 2015 to December 2017. Mr. Pettiti earned his Master of Science in Engineering, Engineering Industrial Management, from Politecnico di Torino. Mr. Pettiti’s qualifications to serve on the board of directors of New Butterfly include his extensive leadership experience in the life sciences and diagnostics industry.
S. Louise Phanstiel has been nominated to serve as a member of New Butterfly’s board of directors for election at the Special Meeting. Ms. Phanstiel serves as Chair of the Board of Directors of Myriad Genetics, Inc., or Myriad, since March 2020 and has been a Director of Myriad since September 2009. Ms. Phanstiel previously held several executive positions at Anthem, Inc., formerly WellPoint, Inc., from 1996 to 2007. Ms. Phanstiel was President, Specialty Products, which included behavioral health services; Senior Vice President, Chief of Staff and Corporate Planning in the Office of the Chairman; and Chief Accounting Officer, Controller and Chief Financial Officer for all WellPoint, Inc. subsidiaries. Previously, Ms. Phanstiel was a partner at the international services firm PricewaterhouseCoopers, LLP, formerly Coopers & Lybrand, LLP, where she specialized in insurance. Ms. Phanstiel’s life science experience includes having previously served on the Board of Directors and Chair of the Audit Committees at publicly traded companies, Inveresk Research Group, Inc. and Verastem Oncology. Ms. Phanstiel received her B.A. in accounting from Golden Gate University and is a Certified Public Accountant. Ms. Phanstiel’s qualifications to serve on the board of directors of New Butterfly include her significant experience in the healthcare industry, her extensive knowledge of financial accounting, internal control and public company reporting, and her experience serving on the board of directors of other publicly traded companies.
There are no family relationships between or among any of New Butterfly’s directors or executive officers, except that Mr. Molinari is the nephew of Dr. Rothberg.
Corporate Governance
New Butterfly will structure its corporate governance in a manner that Butterfly and Longview believe will closely align New Butterfly’s interests with those of its stockholders following the Business Combination. Notable features of this corporate governance include:
•
New Butterfly will have independent director representation on its audit committee immediately at the time of the Business Combination, and its independent directors will meet regularly in executive sessions without the presence of its corporate officers or non-independent directors;

•
at least one of its directors will qualify as an “audit committee financial expert” as defined by the SEC; and

•
it will implement a range of other corporate governance best practices, including placing limits on the number of directorships held by its directors to prevent “overboarding” and implementing a robust director education program.

Role of Board in Risk Oversight
The board of directors will have extensive involvement in the oversight of risk management related to New Butterfly and its business and will accomplish this oversight through the regular reporting to the board of directors by the audit committee. The audit committee will represent the board of directors by periodically reviewing New Butterfly’s accounting, reporting and financial practices, including the integrity of its financial statements, the surveillance of administrative and financial controls and its compliance with legal and regulatory requirements. Through its regular meetings with management, including the finance, legal, internal audit and information technology functions, the audit committee will review and discuss all significant areas of New Butterfly’s business and summarize for the board of directors all areas of risk and the appropriate mitigating factors. In addition, the board of directors will receive periodic detailed operating performance reviews from management.
Controlled Company Exemption
After the completion of the Business Combination, Jonathan M. Rothberg, Ph.D. will beneficially own a majority of the voting power of all outstanding shares of New Butterfly’s common stock. As a result, New Butterfly will be a “controlled company” within the meaning of the NYSE’s corporate governance standards. Under these corporate governance standards, a company of which more than 50% of the voting power for the election of directors is held by an individual, group or another company is a “controlled company” and may elect not to comply with certain corporate governance standards, including the requirements (1) that a majority of its board of directors consist of independent directors, (2) that its board of directors have a compensation committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities and (3) that its board of directors have a nominating and corporate governance committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities. For at least some period following the Business Combination, New Butterfly may utilize these exemptions since the board has not yet made a determination with respect to the independence of any directors. Pending such determination, you may not have the same protections afforded to stockholders of companies that are subject to all of these corporate governance requirements. If New Butterfly ceases to be a “controlled company” and its shares continue to be listed on the NYSE, New Butterfly will be required to comply with these standards and, depending on the board’s independence determination with respect to its then-current directors, New Butterfly may be required to add additional directors to its board in order to achieve such compliance within the applicable transition periods.
Composition of the New Butterfly Board of Directors After the Business Combination
New Butterfly’s business and affairs will be managed under the direction of its board of directors. Following the Business Combination, the board of directors will remain declassified and the directors will be elected annually.
Board Committees
After the completion of the Business Combination, the standing committees of the New Butterfly Board will consist of an audit committee, a compensation committee and a nominating and corporate governance committee. The New Butterfly Board may from time to time establish other committees.
New Butterfly’s chief executive officer and other executive officers will regularly report to the non-executive directors and the audit, the compensation and the nominating and corporate governance committees to ensure effective and efficient oversight of our activities and to assist in proper risk management and the ongoing evaluation of management controls. We believe that the leadership structure of the New Butterfly Board will provide appropriate risk oversight of New Butterfly’s activities given the controlling interests held by Jonathan M. Rothberg, Ph.D.
Audit Committee
Upon the completion of the Business Combination, we expect New Butterfly to have an audit committee, consisting of S. Louise Phanstiel, who will be serving as the chairperson, Gianluca Pettiti and John Hammergren. Each proposed member of the audit committee qualifies as an independent director under the NYSE corporate governance standards and the independence requirements of Rule 10A-3 under the Exchange Act. Following the Business Combination, the New Butterfly Board will determine which member of its audit committee qualifies as an “audit committee financial expert” as such term is defined in Item 407(d)(5) of Regulation S-K and possesses financial sophistication, as defined under the rules of the NYSE.
The purpose of the audit committee will be to prepare the audit committee report required by the SEC to be included in New Butterfly’s proxy statement and to assist the board of directors in overseeing and monitoring (1) the quality and integrity of the financial statements, (2) compliance with legal and regulatory requirements, (3) New Butterfly’s independent registered public accounting firm’s qualifications and independence, (4) the performance of New Butterfly’s internal audit function and (5) the performance of New Butterfly’s independent registered public accounting firm.
The board of directors will adopt a written charter for the audit committee which will be available on New Butterfly’s website upon the completion of the Business Combination.
Compensation Committee
Upon the completion of the Business Combination, we expect New Butterfly to have a compensation committee, consisting of Gianluca Pettiti, who will be serving as the chairperson, Dawn Carfora and S. Louise Phanstiel.
The purpose of the compensation committee is to assist the board of directors in discharging its responsibilities relating to (1) setting New Butterfly’s compensation program and compensation of its executive officers and directors, (2) monitoring New Butterfly’s incentive and equity-based compensation plans and (3) preparing the compensation committee report required to be included in New Butterfly’s proxy statement under the rules and regulations of the SEC.
The board of directors will adopt a written charter for the compensation committee which will be available on New Butterfly’s website upon the completion of the Business Combination.

Nominating and Corporate Governance Committee
Upon the completion of the Business Combination, we expect New Butterfly to have a nominating and corporate governance committee, consisting of Jonathan M. Rothberg, Ph.D., who will be serving as the chairperson, Larry Robbins and John Hammergren. The purpose of the nominating and corporate governance committee will be to assist the board of directors in discharging its responsibilities relating to (1) identifying individuals qualified to become new board of directors members, consistent with criteria approved by the board of directors, (2) reviewing the qualifications of incumbent directors to determine whether to recommend them for reelection and selecting, or recommending that the board of directors select, the director nominees for the next annual meeting of stockholders, (3) identifying board of directors members qualified to fill vacancies on any board of directors committee and recommending that the board of directors appoint the identified member or members to the applicable committee, (4) reviewing and recommending to the board of directors corporate governance principles applicable to New Butterfly, (5) overseeing the evaluation of the board of directors and management and (6) handling such other matters that are specifically delegated to the committee by the board of directors from time to time.
The board of directors will adopt a written charter for the nominating and corporate governance committee which will be available on New Butterfly’s website upon completion of the Business Combination.
Code of Business Conduct
New Butterfly will adopt a new code of business conduct that applies to all of its directors, officers and employees, including its principal executive officer, principal financial officer and principal accounting officer, which will be available on New Butterfly’s website upon the completion of the Business Combination. New Butterfly’s code of business conduct is a “code of ethics,” as defined in Item 406(b) of Regulation S-K. Please note that New Butterfly’s Internet website address is provided as an inactive textual reference only. New Butterfly will make any legally required disclosures regarding amendments to, or waivers of, provisions of its code of ethics on its Internet website.
Compensation Committee Interlocks and Insider Participation
No member of the Longview compensation committee was at any time during fiscal year 2020, or at any other time, one of Longview’s officers or employees. None of Longview’s executive officers has served as a director or member of a compensation committee (or other committee serving an equivalent function) of any entity, one of whose executive officers served as a director of the Longview Board or member of Longview’s compensation committee.
Independence of the Board of Directors
NYSE rules generally require that independent directors must comprise a majority of a listed company’s board of directors. As a controlled company, Butterfly is largely exempt from such requirements. Based upon information requested from and provided by each proposed director concerning his or her background, employment and affiliations, including family relationships, we have determined that Larry Robbins, Dawn Carfora, John Hammergren, Gianluca Pettiti and S. Louise Phanstiel, representing five of New Butterfly’s seven proposed directors, will be “independent” as that term is defined under the applicable rules and regulations of the SEC and the listing requirements and rules of the NYSE.
Compensation of Directors and Executive Officers
Overview
Following the Closing of the Business Combination, we expect New Butterfly’s executive compensation program to be consistent with Butterfly’s existing compensation policies and philosophies, which are designed to:
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attract, retain and motivate senior management leaders who are capable of advancing Butterfly’s mission and strategy and, ultimately, creating and maintaining its long-term equity value. Such leaders must engage in a collaborative approach and possess the ability to execute its business strategy in an industry characterized by competitiveness and growth;

•
reward senior management in a manner aligned with Butterfly’s financial performance; and

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align senior management’s interests with Butterfly’s equity owners’ long-term interests through equity participation and ownership.

Following the Closing of the Business Combination, decisions with respect to the compensation of New Butterfly’s executive officers, including its named executive officers, will be made by the compensation committee of the board of directors. The following discussion is based on the present expectations as to the compensation of the named executive officers and directors following the Business Combination. The actual compensation of the named executive officers will depend on the judgment of the members of the compensation committee and may differ from that set forth in the following discussion. New Butterfly expects to award approximately $1,750,000 in transaction bonuses to certain executive officers and key service providers in connection with the Closing of the Business Combination.
We anticipate that compensation for New Butterfly’s executive officers will have the following components: base salary, cash bonus opportunities, long-term incentive compensation, broad-based employee benefits, supplemental executive perquisites and severance benefits. Base salaries, broad-based employee benefits, supplemental executive perquisites and severance benefits will be designed to attract and retain senior management talent. New Butterfly will also use cash bonuses and long-term equity awards to promote performance-based pay that aligns the interests of its named executive officers with the long-term interests of its equity owners and to enhance executive retention.
Base Salary
We expect that New Butterfly’s named executive officers’ base salaries in effect prior to the Business Combination will continue as described under “New Butterfly Management after the Business Combination —  Compensation of Directors and Executive Officers” subject to increases made in connection with Butterfly’s annual review of its named executive officers’ base salaries, and be reviewed annually by the compensation committee.
Annual Bonuses
We expect that New Butterfly will use annual cash incentive bonuses for the named executive officers to motivate their achievement of short-term performance goals and tie a portion of their cash compensation to performance. We expect that, near the beginning of each year, the compensation committee will select the performance targets, target amounts, target award opportunities and other terms and conditions of annual cash bonuses for the named executive officers, subject to the terms of their employment agreements. Following the end of each year, the compensation committee will determine the extent to which the performance targets were achieved and the amount of the award that is payable to the named executive officers.
Stock-Based Awards
We expect New Butterfly to use stock-based awards in future years to promote its interests by providing the executives with the opportunity to acquire equity interests as an incentive for their remaining in its service and aligning the executives’ interests with those of New Butterfly’s equity holders. Stock-based awards will be awarded in future years under the New Butterfly 2020 Equity Incentive Plan, which has been adopted by the Longview Board and is being submitted to Longview’s stockholders for approval at the Special Meeting. For a description of the New Butterfly 2020 Equity Incentive Plan, please see “The Equity Incentive Plan Proposal.”
Other Compensation
We expect New Butterfly to continue to maintain various broad-based employee benefit plans similar to those in effect prior to the Business Combination, including medical, dental, vision, life insurance and 401(k) plans, paid vacation, sick leave and holidays and employee assistance program benefits in which the named executive officers will participate. We also expect New Butterfly to continue to provide its named executive officers with specified perquisites and personal benefits currently provided by Butterfly.

Director Compensation
Following the Business Combination, non-employee directors of New Butterfly that are not affiliated with Longview will receive varying levels of compensation for their services as directors and members of committees of the New Butterfly Board. New Butterfly anticipates determining director compensation in accordance with industry practice and standards.

BUTTERFLY’S EXECUTIVE AND DIRECTOR COMPENSATION
Introduction
This section provides an overview of Butterfly’s executive compensation programs, including a narrative description of the material factors necessary to understand the information disclosed in the summary compensation table below.
As of December 31, 2020, Butterfly’s named executive officers (“Named Executive Officers” or “NEOs”) were:
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Laurent Faracci, Former Chief Executive Officer,

•
David Perri, Chief Operating Officer, and

•
Stephanie Fielding,Chief Financial Officer.

The objective of Butterfly’s compensation program is to provide a total compensation package to each NEO that will enable Butterfly to attract, motivate and retain outstanding individuals, align the interests of our executive team with those of our equity holders, encourage individual and collective contributions to the successful execution of our short- and long-term business strategies and reward NEOs for performance. The Butterfly Board has historically determined the compensation for the NEOs.
For 2020, the compensation program for the NEOs consisted of a base salary and incentive compensation delivered in the form of cash bonuses and time- and performance-based stock option awards and restricted stock units (RSUs), each as described below:
•
Base Salary. Base salary is paid to attract and retain qualified talent and is set at a level that is commensurate with the executive’s duties and authorities, contributions, prior experience and sustained performance.

•
Cash Bonuses. Cash bonuses are paid to incentivize the NEOs to achieve annual financial and operating performance metrics and have been paid at the discretion of the Butterfly Board.

Summary Compensation Table
The following table shows information concerning the annual compensation for services provided to Butterfly by our NEOs for the year ended December 31, 2020.
Name and Position	Year	Salary ($)	Bonus ($)(1)	Stock Awards ($)	Option Awards ($)(2)	All Other Compensation ($)	Total ($)
Laurent Faracci, Former Chief Executive Officer and Director(3)	2020	$450,000	—	—	$13,264,361(4)	$321,589(5)	$14,035,950
David Perri, Chief Operating Officer(6)	2020	$305,278	—	—	$3,830,599	—	$4,135,877
Stephanie Fielding, Chief Financial Officer(7)	2020	$194,318	$25,000	—(8)	$1,751,250	—	$1,970,568

(1)
Other than the bonus paid to Ms. Fielding, Butterfly has not paid bonuses to the NEOs with respect to 2020 services, but Butterfly may pay such bonuses at a later date in 2021.

(2)
These amounts represent the aggregate grant date fair value for option awards computed in accordance with Financial Accounting Standards Board Accounting Standards Codification Topic 718, or ASC 718. A discussion of Butterfly’s methodology for determining grant date fair value may be found in Note 11 to our consolidated financial statements for the year ended December 31, 2019. Excluding the exercise price per the award agreement, the assumptions used in determining grant date fair value are as follows: risk free interest rate: 0.4% – 0.5%; expected dividend yield: 0%; expected term: 6 years – 6.3 years, common stock fair value of $5.88 – $9.75 and expected volatility: 50% – 51%.
(3)
Mr. Faracci joined Butterfly as its Chief Executive Officer and a Director in April 2020 and he resigned from his position as Chief Executive Officer and his service as a Director ended in January 2021.

(4)
Mr. Faracci was granted an option to purchase 4,350,000 shares of Butterfly common stock in April 2020 with a grant date fair value computed under ASC 718 of $13,264,361. In addition, Mr. Faracci was granted two additional options in April 2020, each to purchase 1,635,000 shares that are subject to performance-based vesting provisions. The aggregate grant date fair value for these awards, in accordance with ASC 718, is zero because payouts under these awards are linked to events which are not considered probable until their occurrence. The maximum grant date fair value of these performance-based options assuming the performance conditions are achieved is $1,929,300 and $4,038,450, respectively.

(5)
Includes a moving expense allowance of $179,595, a temporary housing allowance of $94,357, reimbursement of $34,556 for medical insurance coverage and reimbursement of $10,978 for certain legal expenses associated with reviewing his employment offer letter provided to Mr. Faracci.

(6)
Mr. Perri joined Butterfly as its Chief Hardware Product and Operations Officer in March 2020 and became Butterfly’s Chief Operating Officer in August 2020.

(7)
Ms. Fielding joined Butterfly as its Senior Vice President of Finance in April 2020 and became Butterfly’s Chief Financial Officer in November 2020.

(8)
Ms. Fielding was granted RSUs with respect to 125,000 shares of Butterfly common stock in December 2020 that will vest subject to the Closing of the Business Combination and subsequent time-based vesting provisions. The aggregate grant date fair value for these awards, in accordance with ASC 718, is zero because payouts under these awards are linked to a liquidity event, which is not considered probable until its occurrence. The maximum grant date fair value of these RSUs, determined as the fair market value of the shares on the grant date, assuming the Closing of the Business Combination is $1,218,750.

Outstanding Equity Awards at 2020 Fiscal Year-End
The following table shows information regarding outstanding equity awards held by the NEOs as of December 31, 2020.
		Option Awards					Stock Awards
Name	Grant Date	Number of Securities Underlying Unexercised Options Exercisable (#)	Number of Securities Underlying Unexercised Options Unexercisable (#)	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price	Option Expiration Date	Number of Shares or Units That Have Not Vested	Market Value of Shares or Units of Stock That Have Not Vested	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units Or Other Rights That Have Not Vested
Laurent Faracci	4/23/2020	—	4,350,000(1)	—	$5.02	4/23/2030	—	—	—	—
	4/23/2020	—	—	1,635,000(2)	$5.02	4/23/2030	—	—	—	—
	4/23/2020	—	—	1,635,000(3)	$5.02	4/23/2030	—	—	—	—
David Perri	4/23/2020	—	500,000(4)	—	$5.02	4/23/2030	—	—	—	—
	12/17/2020	—	500,000(5)	—	$9.75	12/17/2030	—	—	—	—
Stephanie Fielding	12/17/2020	—	375,000(6)	—	$9.75	12/17/2030	—	—	—	—
	12/17/2020	—	—	—	—	—	—	—	125,000(7)	$1,218,750

(1)
Represents an option to purchase 4,350,000 shares of Butterfly common stock granted on April 23, 2020. The shares underlying this option vest, subject to continued service, as follows: 870,000 shares vest on March 31, 2021, with the remainder vesting in equal monthly installments over the following 48-month period. An aggregate of 1,522,491 of these shares vested in accordance with the Faracci Separation Agreement. The remaining unvested shares were forfeited.

(2)
Represents an option to purchase 1,635,000 shares of Butterfly common stock granted on April 23, 2020. The option will vest on the closing of a financing, if in accordance with the original terms of the option, the closing occurs within three months following Mr. Faracci’s separation, in excess of $100 million within two years of Mr. Faracci’s start date at a share price greater than $20.54 and if existing stockholders (and holders of vested options) are allowed to tender up to 5% of their shares.

(3)
Represents an option to purchase 1,635,000 shares of Butterfly common stock granted on April 23, 2020. The option will vest on the closing of a financing, if in accordance with the original terms of the option, the closing occurs within three months following Mr. Faracci’s separation, in excess of $100 million within five years of Mr. Faracci’s start date at a share price greater than $51.35 and if existing stockholders (and holders of vested options) are allowed to tender up to 5% of their shares.

(4)
Represents an option to purchase 500,000 shares of Butterfly common stock granted on April 23, 2020. The shares underlying this option vest, subject to continued service, as follows: 125,000 shares vest on March 31, 2021, with the remainder vesting in equal monthly installments over the following 36-month period.

(5)
Represents an option to purchase 500,000 shares of Butterfly common stock granted on December 17, 2020. The shares underlying this option vest, subject to continued service, as follows: 125,000 shares vest on December 31, 2021, with the remainder vesting in equal monthly installments over the following 36-month period.

(6)
Represents an option to purchase 375,000 shares of Butterfly common stock granted on December 17, 2020. The shares underlying this option vest, subject to continued service, as follows: 93,750 of the shares vest on June 30, 2021, with the remainder vesting in equal monthly installments over the following 36-month period.

(7)
Represents 125,000 RSUs granted on December 17, 2020. The RSUs vest, subject to the Closing of the Business Combination and continued service, as follows: 31,250 of the shares vest on December 17, 2021, with the remainder vesting in equal quarterly installments over the following three-year period.

Employment Arrangements
Butterfly entered into a binding term sheet agreement with Dr. Fruchterman, an offer letter and employment agreement letter with Mr. Perri, and an offer letter and employment agreement letter with Ms. Fielding, each in connection with their services as executive officers with Butterfly, the material terms of which are described below. In addition, Butterfly entered into an offer letter with Mr. Faracci and, in January 2021, entered into a separation agreement in connection with his resignation as Chief Executive Officer of Butterfly, the material terms of which are described below. In addition, each named executive officer has entered into a confidentiality agreement obligating the officer to refrain from disclosing any of Butterfly’s proprietary information received during the course of employment.
Dr. Fruchterman is expected to begin his employment with Butterfly as President and Chief Executive Officer in February 2021. Previously, Mr. Faracci joined Butterfly as Chief Executive Officer in April 2020 and he resigned from his position as Chief Executive Officer in January 2021. Mr. Perri began his current position as Chief Operating Officer in August 2020 and previously served as Butterfly’s Chief Hardware Product and Operations Officer from when he joined Butterfly in March 2020 to August 2020. Ms. Fielding began her current position as Chief Financial Officer in November 2020 and previously served as Butterfly’s Senior Vice President of Finance from when she joined Butterfly in April 2020 to November 2020.
Todd M. Fruchterman, M.D., Ph.D.
Butterfly entered into a binding term sheet agreement with Dr. Fruchterman on January 23, 2021 and he is expected to begin his employment as President and Chief Executive Officer of Butterfly on February 1,

2021. Pursuant to the term sheet, Dr. Fruchterman’s initial annual base salary is $750,000. Beginning in 2021, Dr. Fruchterman is eligible to receive an annual discretionary bonus in a target amount equal to 100% of his annual base salary (the “target bonus”), subject to a cap of up to 200% of his annual base salary. In connection with his hiring, Dr. Fruchterman will receive a one-time reimbursement bonus having a net, after tax amount equal to up to $1,583,000 to repay his legal obligation to his previous employer and a one-time signing bonus equal to $1,000,000, with an initial payment of $500,000 and the remaining $500,000 to be paid promptly following the first anniversary of Dr. Fruchterman’s employment. The signing bonus will be subject to repayment if Dr. Fruchterman is terminated for cause or resigns from his position without good reason (each as defined in the employment agreement) on or prior to the first anniversary of his employment. Also in connection with his hiring, Dr. Fruchterman was granted an option for 1,500,000 shares of Butterfly common stock (the “Initial Option Award”) at an exercise price of $15.87, the fair market value of Butterfly’s common stock on the date of the grant, with 25% to vest on the first anniversary of Dr. Fruchterman’s employment start date and the remainder to vest in equal monthly installments over the next 36 months. Dr. Fruchterman was also granted a restricted stock unit award to receive 1,000,000 shares of Butterfly common stock (the “Initial RSU Award”), which vest subject to the Closing of the Business Combination, and thereafter in four equal installments on each of the first four anniversaries of Dr. Fruchterman’s employment start date. Pursuant to Dr. Fruchterman’s employment agreement, he will be eligible for annual equity awards subject to time and performance vesting as determined by Butterfly’s Compensation Committee at the time of such grant, with performance-based awards not to exceed 50% of the value of any annual award, and time and performance based vesting not to differ materially from performance measures generally applied to senior executives. For the 2021 performance year, Dr. Fruchterman will receive an award with a grant date value of $2,300,000, with 50% of the award in the form of stock options and 50% of the award in the form of restricted stock units, which will vest over three years pursuant to time-based and performance criteria determined by Butterfly’s Compensation Committee.
In the event that Dr. Fruchterman is terminated without cause or resigns from his position for good reason, he is entitled to receive a severance payment equal to one year of his then in-effect base salary plus his target bonus, as well as any earned but unpaid annual bonus and payment of an amount equal to COBRA premiums for 12 months. In addition, his outstanding equity awards with time-based vesting will continue to vest for an additional 12 months following his termination and his Initial RSU Award will be vested in full. In the event that Dr. Fruchterman is terminated without cause or resigns from his position for good reason within three months prior to or two years following a change in control of Butterfly, he is entitled to receive a severance payment equal to two times the sum of his then in-effect base salary plus his target bonus, as well as any earned but unpaid annual bonus and payment of an amount equal to COBRA premiums for 24 months. In addition, his outstanding equity awards with time-based vesting will be vested in full. Upon Dr. Fruchterman’s termination of employment because of his death or his disability, he is entitled to receive payment of any earned but unpaid annual bonus and such additional vesting of his Initial Option Award and Initial RSU Award such that no less than 50% of the Initial Option Award and Initial RSU Award will be vested upon termination of employment.
Butterfly will reimburse Dr. Fruchterman for reasonable, customary relocation expenses and legal fees related to negotiation of his employment terms. Dr. Fruchterman will also be entitled to annual reimbursement for up to $20,000 of reasonable expenses related to tax preparation and estate planning for the 2020 and 2021 tax years. Dr. Fruchterman will be subject to Butterfly’s Non-Competition, Confidentiality and Intellectual Property Agreement, which includes a one year post-employment covenant not to compete with Butterfly in the United States in the field of ultrasound technologies, devices and applications, a two year post-employment covenant not to solicit or service Butterfly’s customers or prospective customers to or for a competing business, and a two year post-employment covenant not to solicit or hire Butterfly’s employees or contractors.
Laurent Faracci
Butterfly entered into an offer letter of employment with Mr. Faracci, as Butterfly’s Chief Executive Officer on December 18, 2019, and Mr. Faracci began his employment with Butterfly in April 2020. Pursuant to the terms of this offer letter, Mr. Faracci’s initial annual base salary was $600,000. Beginning in 2020, Mr. Faracci was eligible to receive annual discretionary bonuses of up to 100% of his annual base salary, and he would have received a guaranteed bonus of 25% of his annual base salary if he was employed on the date any 2020 bonus was paid in February 2021. In connection with his hiring, Mr. Faracci was granted an option (the “Time-Based Options”) for 4,350,000 shares at an exercise price of $5.02, the fair market value of Butterfly’s common stock on the date of the grant, with 20% to vest on March 31, 2021 and the remainder vesting in equal monthly installments over the next 48 months, assuming Mr. Faracci’s continued employment.
Pursuant to Mr. Faracci’s offer letter, he also received two additional option grants, each for 1,635,000 shares, at an exercise price of $5.02. The first option provided for vesting on the closing of a financing in excess of $100 million within two years of Mr. Faracci’s start date at a share price greater than $20.54 and if existing stockholders (and holders of vested options) were allowed to tender up to 5% of their shares. The second option provided for vesting on the closing of a financing in excess of $100 million within five years of Mr. Faracci’s start date at a share price greater than $51.35 and if existing stockholders (and holders of vested options) were allowed to tender up to 5% of their shares.
On January 23, 2021, Mr. Faracci resigned as Chief Executive Officer of Butterfly effective as of January 23, 2021. In connection with his resignation, on January 24, 2021, Butterfly and Mr. Faracci entered into a separation agreement (the “Faracci Separation Agreement”). Provided that the Faracci Separation Agreement becomes effective and irrevocable, Butterfly will pay or provide to Mr. Faracci: (i) a lump sum severance payment in the amount of $900,000, which is equal to one year of his current annual base salary plus an additional amount equal to 50% of his current base salary, (ii) payment of the monthly premiums to continue Mr. Faracci and his eligible dependents’ participation in Butterfly’s group health plan for 12 months following the separation date, (iii) a payment of $150,000 representing Mr. Faracci’s bonus payable for 2020, and (iv) accelerated vesting of the 1,522,491 shares of his Time-Based Options that would have vested had Mr. Faracci remained employed through the one year anniversary of his termination date, which options will remain exercisable until January 23, 2026. The Faracci Separation Agreement also includes a release and waiver by Mr. Faracci and other customary provisions.
David Perri
Butterfly entered into an offer letter with Mr. Perri, as Butterfly’s Chief Hardware Product and Operations Officer, on February 29, 2020. Pursuant to the terms of his offer letter, Mr. Perri’s then annual base salary was $400,000. Mr. Perri’s current annual base salary is $420,000. Under his offer letter, Mr. Perri is eligible to receive a one-time bonus of up to $200,000 for calendar year 2020 based on goals, objectives, and performance metrics to be determined by Butterfly’s senior management. In connection with his employment, Mr. Perri was granted an option to purchase up to 500,000 shares at an exercise price of $5.02, the fair market value of Butterfly’s common stock on the date of the grant, 25% of which will vest on the one-year anniversary of the last day of the calendar quarter in which he commenced his employment and the remainder to vest in equal monthly installments over the following 36-month period.
On November 18, 2020, Butterfly provided Mr. Perri with an employment agreement letter which supplements the terms and conditions of his offer letter. Pursuant to his employment agreement letter, Mr. Perri’s annual base salary is $420,000. On December 17, 2020, Mr. Perri was granted an option to purchase 500,000 shares at an exercise price of $9.75, the fair market value of Butterfly’s common stock on the date of the grant, 25% of which will vest on December 31, 2021 and the remainder to vest in equal monthly installments over the following 36-month period. In the event that Mr. Perri’s employment with Butterfly is terminated by Butterfly without cause or by Mr. Perri with good reason, Mr. Perri will receive payment of six months of his then annual base salary and will be entitled to vesting of an additional six months of his equity grants.
Stephanie Fielding
Butterfly entered into an offer letter with Ms. Fielding, as Butterfly’s Senior Vice President of Finance, on March 16, 2020. Pursuant to the terms of her offer letter, Ms. Fielding’s then annual base salary was $225,000. Ms. Fielding’s current annual base salary is $400,000.
On November 18, 2020, Butterfly provided Ms. Fielding with an employment agreement letter which supplements the terms and conditions of her offer letter. Pursuant to her employment agreement letter, Ms. Fielding’s annual base salary is $400,000. On December 17, 2020, Ms. Fielding was granted an option to purchase 375,000 shares at an exercise price of $9.75, the fair market value of Butterfly’s common stock on the date of the grant, 25% of which will vest on June 30, 2021 and the remainder to vest in equal monthly installments over the following 36-month period. In addition, on December 17, 2020, Ms. Fielding was granted 125,000 Butterfly RSUs, which vest subject to the Closing of the Business Combination, and thereafter as follows: 25% of the RSUs will vest on December 17, 2021, and the remainder will vest in equal quarterly installments over the following three years. The option and RSU grants to Ms. Fielding under her November 18, 2020 employment agreement letter replace the obligation to grant 250,000 stock options under her March 16, 2020 offer letter. In the event that Ms. Fielding’s employment with Butterfly is terminated by Butterfly without cause or by Ms. Fielding with good reason, Ms. Fielding will receive payment of six months of her then annual base salary and will be entitled to vesting of an additional six months of her equity grants if the termination is prior to the two-year anniversary of her start date, and payment of one year of her then annual base salary and vesting of an additional one year of her equity grants if the termination is after the two-year anniversary of her start date.
Employee Benefits
Butterfly’s NEOs participate in employee benefit programs available to its employees generally, including a tax-qualified 401(k) plan. Butterfly did not maintain any executive-specific benefit or perquisite programs in 2020.
Equity Incentive Plan and Stock Option Awards
The Butterfly Board adopted, and Butterfly’s stockholders approved, the Butterfly Network, Inc. 2012 Employee, Director and Consultant Equity Incentive Plan (the “2012 Plan”) in 2012. The 2012 Plan has been periodically amended, most recently in 2020 in order to increase the number of shares of Butterfly common stock available for issuance pursuant to the 2012 Plan. The 2012 Plan permits the grant of incentive stock options (“ISOs”), non-qualified stock options, restricted and unrestricted stock awards, restricted stock units and other stock-based awards. ISOs may be granted only to Butterfly’s employees and to any of Butterfly’s subsidiary corporation’s employees. All other awards may be granted to employees, directors and consultants of Butterfly and to any of Butterfly’s parent or subsidiary corporation’s employees or consultants. Following the Business Combination, no further awards will be granted out of the 2012 Plan.
The Butterfly Board, or any committee to which the Butterfly Board delegates authority, is authorized to administer the 2012 Plan. In addition, consistent with the terms of the 2012 Plan, the Butterfly Board may modify or amend outstanding awards, or accept the surrender of outstanding awards and substitute new awards, accelerate the time(s) at which an award may vest or be exercised, and construe and interpret the terms of the 2012 Plan and awards granted thereunder.
Upon a merger, consolidation, or sale of all or substantially all of Butterfly’s assets, the Butterfly Board or any committee to which the Butterfly Board delegates authority, or the board of directors of any corporation assuming the obligations under the 2012 Plan, may, in its sole discretion, take any one or more of the following actions pursuant to the 2012 Plan, as to some or all outstanding awards, to the extent not otherwise agreed under any individual agreement: (i) provide that outstanding options will be assumed or substituted for options of the successor corporation; (ii) provide that the outstanding options must be exercised within a certain number of days, either to the extent the options are then exercisable, or at the Butterfly Board’s discretion, any such options being made partially or fully exercisable; (iii) terminate outstanding options in exchange for a cash payment of an amount equal to the difference between (a) the consideration payable upon consummation of the corporate transaction to a holder of the number of shares into which such option would have been exercisable to the extent then exercisable, or in the Butterfly Board’s discretion, any such options being made partially or fully exercisable, and (b) the aggregate exercise price of those options; (iv) provide that outstanding stock awards will be substituted for shares of the successor corporation or consideration payable with respect to our outstanding stock in connection with the corporate transaction; and (v) terminate outstanding stock awards in exchange for payment of an amount equal to the consideration payable upon consummation of the corporate transaction to a holder of the same number of shares comprising the stock award, to the extent the stock award is no longer subject to vesting or forfeiture, or at the Butterfly Board’s discretion, all vesting and forfeiture provisions being waived upon the corporate transaction. For purposes of determining such payments, in the case of a corporate transaction the consideration for which, in whole or in part, is other than cash, the consideration other than cash shall be valued at the fair market value thereof as determined in good faith by the Butterfly Board. In connection with the Business Combination, Longview will assume the 2012 Plan, and all outstanding awards will remain subject to the terms and conditions of the 2012 Plan.
The Butterfly Board may amend, modify, or terminate the 2012 Plan at any time. The Butterfly Board must obtain stockholder approval of any plan amendment to the extent required.
New Butterfly Equity Incentive Plan
Please see “The Equity Incentive Plan Proposal” for a description of the New Butterfly Equity Incentive Plan.
Director Compensation
Butterfly currently has no formal arrangements under which directors receive compensation for their service on Butterfly’s Board. Dr. Fruchterman and Messrs. Faracci and Molinari have not received additional compensation for their services as a director.
Post-Business Combination New Butterfly Executive Officer and Director Compensation
Prior to or following the Closing, Butterfly or New Butterfly intends to develop an executive compensation program that is designed to align compensation with New Butterfly’s business objectives and the creation of stockholder value, while enabling New Butterfly to attract, motivate and retain individuals who contribute to the long-term success of New Butterfly. Butterfly or New Butterfly intends to enter into employment agreements with its executive officers that are consistent with that program. Following the Closing, decisions on the executive compensation program will be made by the compensation committee of the board of directors. Prior to or following the Closing, Butterfly or New Butterfly also intends to develop a board of directors’ compensation program that is designed to align compensation with New Butterfly’s business objectives and the creation of stockholder value, while enabling New Butterfly to attract, retain, incentivize and reward directors who contribute to the long-term success of New Butterfly.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS
Longview
Relationship with Sponsor
Prior to the consummation of the initial public offering, on February 12, 2020, Longview Investors LLC (our Sponsor) purchased 8,625,000 shares of Longview Class B common stock for an aggregate purchase price of $25,000, or approximately $0.0024 per share. In April 2020, our Sponsor transferred 25,000 founder shares to each of Westley Moore, Derek Cribbs and Randy Simpson, Longview’s director nominees, resulting in our Sponsor holding 8,550,000 founder shares. On May 20, 2020, Longview effected a stock dividend with respect to its Class B common stock, resulting in our Sponsor holding an aggregate of 10,275,000 founder shares and there being an aggregate of 10,350,000 founder shares outstanding.
Our Sponsor purchased an aggregate of 6,853,333 private placement warrants in connection with Longview’s initial public offering, at a price of $1.50 per warrant, generating gross proceeds, before expenses, of approximately $10,280,000. Each private placement warrant entitles the holder to purchase one share of Class A common stock at $11.50 per share. The private placement warrants (including the Class A common stock issuable upon exercise of the private placement warrants) may not, subject to certain limited exceptions, be transferred, assigned or sold until 30 days after the completion of the Business Combination.
Longview’s executive offices are located at 767 Fifth Avenue, 44th Floor, New York, NY 10153, which office space is leased by an affiliate of the Sponsor. Commencing upon consummation of its initial public offering, Longview reimburses the affiliate of the Sponsor $10,000 per month for office space, utilities, administrative and support services. Upon completion of Longview’s initial business combination or liquidation, it will cease paying these monthly fees.
Longview’s Sponsor, officers and directors, or any of its or their respective affiliates, will be reimbursed for any out-of-pocket expenses incurred in connection with activities undertaken on our behalf such as identifying potential target businesses and performing due diligence on suitable business combinations. Longview’s audit committee reviews on a quarterly basis all payments that were made to our Sponsor, officers and directors or any of its or their affiliates and determines which expenses and the amount of expenses that will be reimbursed.
On January 11, 2021, we issued an unsecured promissory note (the “Note”) in the principal amount of up to $2 million to our Sponsor, which principal amount can be drawn down from time to time in increments of no less than $10,000. As of the date of this proxy statement/prospectus, we have not drawn down any amounts under the Note. The Note bears interest at a rate of 6.00% per annum, compounded annually and computed on the basis of the 360-day year, and is repayable in full upon consummation of our initial business combination. In the event of termination of the Business Combination Agreement, pursuant to Section 7.1 of the Business Combination Agreement, (i) penalty interest shall accrue at an increased rate equal to 12.00% per annum, compounded annually and computed on the basis of the 360-day year, and (ii) prior to the repayment of amounts outstanding under the Note, the Sponsor may elect to convert any unpaid balance of the Note in whole or in part into warrants (the “Conversion Warrants”) equal to the principal amount of the Note so converted divided by $1.50. The terms of any such Conversion Warrants will have the same terms and conditions as the warrants we issued to the Sponsor in a private placement concurrent with our initial public offering. The Note is subject to customary events of default, the occurrence of which automatically trigger the unpaid principal balance of the Note and all other sums payable with regard to the Note becoming immediately due and payable. The Note was issued pursuant to the exemption from registration contained in Section 4(a)(2) ofthe Securities Act.
PIPE Financing
In connection with the execution of the Business Combination Agreement, Longview entered into the Subscription Agreements with the PIPE Investors, pursuant to which, among other things, Longview agreed to issue and sell in private placements an aggregate of 17,500,000 shares of Longview Class A common stock to the PIPE Investors for $10.00 per share immediately prior to the Closing. In the PIPE Financing, entities affiliated with Fidelity Management & Research Company, LLC have agreed to purchase an aggregate of approximately $25.0 million of shares of Longview Class A common stock. In addition, Glenview Capital, an affiliate of our Sponsor and certain of our directors and officers, agreed to purchase an aggregate of approximately $25.0 million shares of Longview Class A common stock in the PIPE Financing.
Butterfly
Series D Financing
On May 4, 2018, Butterfly entered into a Series D Preferred Stock Purchase Agreement, as amended on July 13, 2018, July 31, 2018 and August 15, 2018, pursuant to which, from May 4, 2018 through August 15, 2018, Butterfly issued an aggregate of 24,342,746 shares of Butterfly Series D preferred stock at a purchase price of $10.27 per share for aggregate consideration of approximately $250.0 million. The outstanding shares of Butterfly Series D preferred stock will be exchanged for shares of New Butterfly Class A common stock in connection with the Closing of the Business Combination.
The participants in this preferred stock financing include certain holders of more than 5% of Butterfly’s capital stock and entities related to Butterfly’s directors. The following table sets forth the aggregate number of shares of Butterfly Series D preferred stock issued to these related persons in this preferred stock financing:
Name	Shares	Aggregate Purchase Price	Date of Issuance
Entities affiliated with Fidelity Management & Research Company, LLC(1)	4,868,550	$50,000,009	May 4, 2018
Fosun Industrial Co., Limited(2)	10,321,324	$105,999,997	August 15, 2018
Rothberg Family Fund I, LLC(3)	1,949,283	$20,019,136	May 4, 2018

(1)
Consists of 1,647,945 shares of Butterfly Series D preferred stock purchased by Fidelity Concord Street Trust: Fidelity Mid-Cap Stock Fund, 2,225,827 shares of Butterfly Series D preferred stock purchased by Fidelity Contrafund: Fidelity Advisor New Insights Fund, 87,537 shares of Butterfly Series D preferred stock purchased by Fidelity Mid-Cap Stock Commingled Pool, 658,083 shares of Butterfly Series D preferred stock purchased by Fidelity Mt. Vernon Street Trust: Fidelity New Millennium Fund, 161,009 shares of Butterfly Series D preferred stock purchased by Fidelity U.S. All Cap Fund and 88,149 shares of Butterfly Series D preferred stock purchased by Fidelity U.S. Multi-Cap Investment Trust.

(2)
Yao Wang, General Manager of the Precision Medicine Division of Fosun Pharma, is a director of Butterfly.

(3)
Michael Rothberg is the manager of the Rothberg Family Fund I, LLC. Mr. Rothberg is a sibling of Jonathan M. Rothberg, Ph.D., the founder of Butterfly and Chairman of Butterfly’s board of directors.

Convertible Notes
On May 19, 2020, Butterfly entered into a Convertible Note Purchase Agreement, pursuant to which, on May 21, 2020, May 26, 2020 and July 16, 2020, Butterfly issued $20,650,000 aggregate principal amount of Butterfly convertible notes. Interest on the Butterfly convertible notes accrues at the rate of 5.0% per year. On November 12, 2020, Butterfly entered into a Consent Agreement (the “Consent Agreement”) with certain purchasers of such convertible notes. Pursuant to the Business Combination and Consent Agreement, at the Effective Time, the principal amount plus accrued but unpaid interest, if any, of the Butterfly convertible notes outstanding will be converted into New Butterfly Class A common stock, with such shares of New Butterfly Class A common stock calculated by dividing the principal amount plus accrued but unpaid interest, if any, on the Butterfly convertible notes by $10.00, rounded down to the nearest whole number of shares.
The participants in this convertible note financing include certain holders of more than 5% of Butterfly’s capital stock. The following table sets forth the aggregate principal amount of Butterfly convertible notes issued to these related parties in this convertible note financing:

Name	Principal Note Amount	Date of Issuance
Entities affiliated with Fidelity Management & Research Company, LLC(1)	$17,000,000	May 21, 2020

(1)
Consists of $10,308,300 principal amount of Butterfly convertible notes purchased by Fidelity Concord Street Trust: Fidelity Mid-Cap Stock Fund, $377,700 principal amount of Butterfly convertible notes purchased by Fidelity Mid-Cap Stock Commingled Pool, $4,031,800 principal amount of Butterfly convertible notes purchased by Fidelity Mt. Vernon Street Trust: Fidelity New Millennium Fund, $1,825,300 principal amount of Butterfly convertible notes purchased by Fidelity U.S. All Cap Fund and $456,900 principal amount of Butterfly convertible notes purchased by Fidelity U.S. Multi-Cap Investment Trust.

In connection with the Consent Agreement, entities affiliated with Fidelity Management & Research Company, LLC are entitled to receive a fee of $179,488.
Butterfly Convertible Notes Issued to Affiliates of Glenview
On October 30, 2020, Butterfly and investment funds managed by Glenview entered into a convertible note purchase agreement (the “October 2020 Convertible Note Purchase Agreement”) pursuant to which such affiliates purchased an aggregate principal amount of $25.1 million of Butterfly convertible notes. Interest on the Butterfly convertible notes accrues at the rate of 5.0% per year. Pursuant to the Merger, at the Effective Time, the principal amount plus accrued but unpaid interest, if any, of the Butterfly convertible notes outstanding will be converted into New Butterfly Class A common stock, with such shares of New Butterfly Class A common stock calculated by dividing the principal amount plus accrued but unpaid interest, if any, on the Butterfly convertible notes by $10.00, rounded down to the nearest whole number of shares.
On January 15, 2021, investment funds managed by Glenview entered into a securities purchase agreement with each of Dawn Carfora, John Hammergren, Gianluca Pettiti and S. Louise Phanstiel, who are nominated for service on the New Butterfly Board. Pursuant to the securities purchase agreements, Ms. Carfora agreed to purchase an aggregate principal amount of $118,443 of Butterfly convertible notes from Glenview for a purchase price of $200,000, Mr. Hammergren agreed to purchase an aggregate principal amount of $1,184,441 of Butterfly convertible notes from Glenview for a purchase price of $2,000,000, Mr. Pettiti agreed to purchase an aggregate principal amount of $177,666 of Butterfly convertible notes from Glenview for a purchase price of $300,000, and Ms. Phanstiel agreed to purchase an aggregate principal amount of $592,221 of Butterfly convertible notes from Glenview for a purchase price of $1,000,000. Upon conversion at the Effective Time, the Butterfly convertible notes purchased by Ms. Carfora, Mr. Hammergren, Mr. Pettiti and Ms. Phanstiel are expected to convert into approximately 11,995, 119,952, 17,992 and 59,976 shares of New Butterfly common stock, respectively, based on an assumed Closing Date of January 31, 2021.
Lease Arrangements
Butterfly occupies office and laboratory space located at 506 Old Whitfield Street, Guilford, Connecticut, which is owned by Oceanco, LLC, whose manager is Michael Rothberg, who is a sibling of Jonathan M. Rothberg, Ph.D., the founder of Butterfly and Chairman of Butterfly’s board of directors, and which is owned by Dr. Rothberg’s children. Butterfly currently pays Oceanco, LLC on a month-to-month basis for use of the space, and in connection with the Business Combination, Butterfly will enter into a month-to-month lease with Oceanco, LLC for this space. Under this arrangement, Butterfly paid $145,200, $184,800 and $184,800 for the years ended December 31, 2017, 2018 and 2019, respectively, and has paid $138,600 since January 1, 2020.
Butterfly also occupies office space at 351 New Whitfield Street, Guilford, Connecticut, 485 Old Whitfield Street, Guilford, Connecticut, and 3000 El Camino Real, Suite 130, Palo Alto, California. Effective upon the Closing, the office space at 485 Old Whitfield Street, Guilford, Connecticut will be leased from Oceanco, LLC by 4Catalyzer Corporation, or 4Catalyzer, of which Michael Rothberg, who is a sibling of Jonathan M. Rothberg, Ph.D., the founder of Butterfly and Chairman of Butterfly’s board of directors, is the sole stockholder and Butterfly will have the right to use rooms at 485 Old Whitfield Street from 4Catalyzer for $100 per employee per day. The office space at 351 New Whitfield Street, Guilford. Connecticut is leased from an unrelated landlord by 4Catalyzer. Effective upon the Closing, 4Catalyzer will sublease space to Butterfly at 351 New Whitfield Street, where Butterfly will occupy such portions of the space as 4Catalyzer may designate from time to time on a month-to-month basis, and Butterfly will pay its pro rata share of expenses paid by 4Catalyzer for such space under the master lease. The office space at 3000 Camino Real is leased from an unrelated landlord by 4Catalyzer. In connection with the Business Combination Agreement, 4Catalyzer will assign its leasehold interest 3000 El Camino Real to Butterfly. Butterfly currently pays 4Catalyzer on a per diem and month-to-month basis, respectively, for use of the spaces in 485 Old Whitfield Street and 351 New Whitfield Street, but no rental or lease agreements are effective. Under these arrangements (and through the date of assignment of the 3000 El Camino Real Lease), Butterfly paid $24,000, $184,646 and $248,650 for the years ended December 31, 2017, 2018, and 2019, respectively, and has paid $242,450 since January 1, 2020.
Butterfly also previously occupied office space at 251 West 30th Street, New York, New York, which location was being leased from an unrelated landlord by 4Catalyzer. Butterfly paid 4Catalyzer on a month-to-month basis for use of the space, but no lease agreement had been entered into. Under this arrangement, Butterfly paid $111,675, $321,074 and $189,384 for the years ended December 31, 2017, 2018, and 2019, respectively, and paid $31,593 since January 1, 2020.
Butterfly also paid 4 Catalyzer for improvements and other capital expenditures in connection with Butterfly’s use of each of the spaces noted above, $517,500, $72,675 and $63,460 during the years ended December 31, 2017, 2018, and 2019, respectively, and has not paid any additional amounts since January 1, 2020.
Amended and Restated Technology Services Agreement
On November 11, 2020, Butterfly entered into an Amended and Restated Technology Services Agreement (the “ARTSA”) by and among 4Catalyzer, Butterfly and other participant companies controlled by the Rothbergs, including AI Therapeutics, Inc., Quantum-SI Incorporated, Hyperfine Research, Inc., 4Bionics LLC, Tesseract Health, Inc., Liminal Sciences Inc. and Homodeus Inc. Under the ARTSA, Butterfly and the other participant companies agreed to share certain non-core technologies, which means any technologies, information or equipment owned or otherwise controlled by the participant company that are not specifically related to the core business area of the participant, such as software, hardware, electronics, fabrication and supplier information, vendor lists and contractor lists, subject to certain restrictions on use, with the other participant companies. The ARTSA provides that ownership of each non-core technology shared by 4Catalyzer, Butterfly or another participant company will remain with the company that originally shared the non-core technology. The ARTSA also provides for 4Catalyzer to perform certain services to Butterfly and each other participant company, such as general administration, facilities, information technology, financing, legal, human resources and other services. The ARTSA also provides for the participant companies to provide other services to each other. The fees due to 4Catalyzer or the other participants for such services are allocated to Butterfly and the participant companies based on the total costs and expenses for the relative amount of services and resources used by the participant company, except for services with respect to intellectual property, which are based on a negotiated cost plus methodology. The ARTSA provides that all inventions of 4Catalyzer, Butterfly or the other participants made in the course of providing such services will be owned by the receiving participant and that the receiving participant will grant to the participant company providing the services a royalty-free, perpetual, limited, worldwide, non-exclusive license to use such inventions only in the core business field of the participating company.
The ARTSA has an initial term of five years from the date of the ARTSA and provides that the ARTSA will be automatically extended for additional, consecutive one-year renewal terms. Each participating company, including Butterfly, has the right to terminate the ARTSA at any time upon 30 days’ prior notice and 4Catalyzer has the right to terminate the ARTSA at any time upon 90 days’ prior notice. Butterfly paid an aggregate of $4,595,391, $7,971,971 and $7,288,411 during the years ended December 31, 2017, 2018, and 2019, respectively, and $4,894,357 during the period from January 1, 2020 to November 30, 2020 for services under the ARTSA.

On November 19, 2020, Butterfly and 4Catalyzer entered into the First Addendum to the ARTSA, pursuant to which Butterfly agreed to terminate its participation under the ARTSA no later than immediately prior to the Effective Time.
Technology and Services Exchange Agreement
Butterfly has entered into a Technology and Services Exchange Agreement (the “TSEA”) by and among Butterfly and other participant companies controlled by the Rothbergs, consisting of AI Therapeutics, Inc., Quantum-SI Incorporated, Hyperfine Research, Inc., 4Bionics LLC, Tesseract Health, Inc., Liminal Sciences, Inc. and Homodeus Inc. The TSEA, signed in November 2020, will become effective upon the Closing. Under the TSEA, Butterfly and the other participant companies may, in their discretion, permit the use of non-core technologies, which include any technologies, information or equipment owned or otherwise controlled by the participant company that are not specifically related to the core business area of the participant, such as software, hardware, electronics, fabrication and supplier information, vendor lists and contractor lists, by other participant companies. The TSEA provides that ownership of each non-core technology shared by Butterfly or another participant company will remain with the company that originally shared the non-core technology. In addition, any participant company (including Butterfly) may, in its discretion, permit its personnel to be engaged by another participant company to perform professional, technical or consulting services for such participant. Unless otherwise agreed to by Butterfly and the other participant company, all rights, title and interest in and to any inventions, works-of-authorship, idea, data or know-how invented, made, created or developed by the personnel (employees, contractors or consultants) in the course of conducting services for a participant company (“Created IP”) will be owned by the participant company for which the work was performed, and the recipient participant company grants to the party that had its personnel provide the services that resulted in the creation of the Created IP a royalty-free, perpetual, limited, worldwide, non-exclusive, sub-licensable (and with respect to software, sub-licensable in object code only) license to utilize the Created IP only in the core business field of the originating participant company, including a license to create and use derivative works based on the Created IP in the originating participant’s core business field, subject to any agreed upon restrictions.
Agreements with Butterfly Stockholders
Investors’ Rights, Voting and Right of First Refusal Agreements
In connection with Butterfly’s Series D preferred stock financing, Butterfly entered into investors’ rights, voting and right of first refusal and co-sale agreements containing registration rights, information rights, voting rights and rights of first refusal, among other things, with holders of Butterfly’s preferred stock and certain holders of its common stock.
Amended and Restated Registration Rights Agreement
At the Closing, New Butterfly, the Sponsor, certain affiliates of the Sponsor, and certain stockholders of Butterfly intend to enter into the Amended and Restated Registration Rights Agreement, pursuant to which, among other things, the parties to the Amended and Restated Registration Rights Agreement will agree not to effect any sale or distribution of any equity securities of New Butterfly held by any of them (except with respect to shares of New Butterfly Class A common stock acquired in open market transactions or by Sponsor Group Holders pursuant to the PIPE Financing, the Amended Forward Purchase Agreement or the conversion of Butterfly convertible notes) during the lock-up period described therein and will be granted certain registration rights with respect to their respective shares of New Butterfly common stock, in each case, on the terms and subject to the conditions therein.
Advisory Agreement with Jonathan M. Rothberg, Ph.D.
In connection with the consummation of the Business Combination Agreement, Butterfly and Dr. Rothberg, the founder and Chairman of Butterfly, will enter into the Advisory Agreement, effective as of the Closing, pursuant to which Dr. Rothberg will advise New Butterfly’s Chief Executive Officer and the New Butterfly Board on strategic matters, and will provide consulting, business development and similar services on matters relating to Butterfly’s current, future and potential scientific and strategic initiatives and such other consulting services reasonably requested from time to time. As compensation for Dr. Rothberg’s services under the Advisory Agreement, Butterfly will pay Dr. Rothberg a consulting fee of $16,667 per month during the term of the Advisory Agreement. The term of the Advisory Agreement will continue until terminated by Butterfly or Dr. Rothberg. Either party may terminate the Advisory Agreement for any reason upon giving thirty (30) days’ advance notice of such termination. In the event of such termination, Butterfly’s only obligation will be to pay Dr. Rothberg any earned but unpaid consulting fee as of the termination date. In December 2020, the Butterfly Board granted 1,000,000 restricted stock units to Dr. Rothberg. The RSUs will vest in equal quarterly installments over two years, beginning on March 31, 2021, contingent on the consummation of the Business Combination Agreement and without regard to Dr. Rothberg’s continued service to New Butterfly, with full acceleration of vesting in the event of Dr. Rothberg’s death or disability or a change in control of New Butterfly.
Indemnification Agreements with Officers and Directors and Directors’ and Officers’ Liability Insurance
In connection with this Business Combination, New Butterfly will enter into indemnification agreements with each of the New Butterfly’s executive officers and directors. The indemnification agreements, New Butterfly’s restated certificate of incorporation and its bylaws to be in effect upon completion of the Business Combination will require that New Butterfly indemnify its directors to the fullest extent not prohibited by Delaware law. Subject to certain limitations, the bylaws will also require New Butterfly to advance expenses incurred by its directors and officers. New Butterfly will also maintain a general liability insurance policy, which covers certain liabilities of its directors and officers arising out of claims based on acts or omissions in their capacities as directors or officers.
Policies and Procedures for Related Party Transactions
Upon consummation of the Business Combination, New Butterfly will adopt a written related person transaction policy that sets forth the following policies and procedures for the review and approval or ratification of related person transactions.
A “Related Person Transaction” is a transaction, arrangement or relationship in which New Butterfly or any of its subsidiaries was, is or will be a participant, the amount of which involved exceeds $120,000, and in which any related person had, has or will have a direct or indirect material interest. Transactions involving compensation for services provided to New Butterfly or any of its subsidiaries as an employee, consultant or director will not be considered related person transactions under this policy. A “Related Person” means:
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any person who is, or at any time during the applicable period was, one of New Butterfly’s officers or one of New Butterfly’s directors;

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any person who is known by New Butterfly to be the beneficial owner of more than five percent (5%) of its voting stock; and

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any immediate family member of any of the foregoing persons, which means any child, stepchild, parent, stepparent, spouse, sibling, mother-in-law, father-in-law, daughter-in-law, brother-in-law or sister-in-law of a director, executive officer or a beneficial owner of more than five percent (5%) of its voting stock, and any person (other than a tenant or employee) sharing the household of such director, executive officer or beneficial owner of more than five percent (5%) of its voting stock.

New Butterfly will have policies and procedures designed to minimize potential conflicts of interest arising from any dealings it may have with its affiliates and to provide appropriate procedures for the disclosure of any real or potential conflicts of interest that may exist from time to time. Specifically, pursuant to its charter, the audit committee will have the responsibility to review related party transactions.
It is anticipated that under the related person transaction policy, the related person in question or, in the case of transactions with a beneficial holder of more than 5% of New Butterfly’s voting stock, an officer with knowledge of a proposed transaction, will be required to present information regarding the proposed related person transaction to New Butterfly’s audit committee (or to another independent body of the New Butterfly Board) for review. To identify related person transactions in advance, New Butterfly expects to rely on information supplied by its executive officers, directors and certain significant stockholders. In considering related person transactions, New Butterfly’s audit committee is expected to take into account the relevant available facts and circumstances, which may include, but are not limited to:
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the related person’s interest in the transaction;

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the approximate dollar value of the amount involved in the transaction;

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the approximate dollar value of the amount of the related person’s interest in the transaction without regard to the amount of any profit or loss;

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whether the transaction was undertaken in the ordinary course of business of New Butterfly;

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whether the transaction with the related person is proposed to be, or was, entered into on terms no less favorable to New Butterfly than terms that could have been reached with an unrelated third party;

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the purpose of, and the potential benefits to New Butterfly of, the transaction; and

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any other information regarding the transaction or the related person in the context of the proposed transaction that would be material to investors in light of the circumstances of the particular transaction.

New Butterfly’s audit committee will approve only those transactions that it determines are fair to New Butterfly and in New Butterfly’s best interests.

LEGAL MATTERS
Ropes & Gray LLP will pass upon the validity of the New Butterfly Class A common stock and New Butterfly Class B common stock issued in connection with the Business Combination and certain other legal matters related to this proxy statement/prospectus.
EXPERTS
The financial statements of Longview Acquisition Corp. as of February 12, 2020 and for the period from February 4, 2020 (date of inception) through February 12, 2020 included in this proxy statement/prospectus have been audited by WithumSmith+Brown, PC, independent registered public accounting firm, as set forth in their report thereon, appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.
The financial statements of Butterfly Network, Inc. as of December 31, 2019 and 2018, and for each of the two years in the period ended December 31, 2019, included in this proxy statement/prospectus of Longview Acquisition Corp. have been audited by Deloitte & Touche LLP, independent registered public accounting firm, as stated in their report appearing herein (which report expresses an unqualified opinion on the financial statements and includes an explanatory paragraph referring to Butterfly Network, Inc.’s ability to continue as a going concern). Such financial statements have been so included in reliance upon such report of such firm given upon their authority as experts in accounting and auditing.
DELIVERY OF DOCUMENTS TO STOCKHOLDERS
Pursuant to the rules of the SEC, Longview and the service provider(s) that it employs to deliver communications to its stockholders are permitted to deliver to two or more stockholders sharing the same address a single copy of the proxy statement/prospectus. Upon written or oral request, Longview will deliver a separate copy of the proxy statement/prospectus to any stockholder at a shared address to which a single copy of the proxy statement/prospectus was delivered and who wishes to receive separate copies in the future. Stockholders receiving multiple copies of the proxy statement/prospectus may likewise request that Longview deliver single copies of the proxy statement/prospectus in the future. Stockholders may notify Longview of their requests by calling or writing Longview at its principal executive offices at 767 Fifth Avenue, 44th Floor, New York, NY 10153.

CERTAIN MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS
The following is a discussion of certain material U.S. federal income tax considerations of the Merger applicable to (1) U.S. holders and Non-U.S. holders (each as defined below, and together, “holders”) of shares of Longview Class A common stock (i) that hold New Butterfly Class A common stock following the adoption of the Proposed Charter in connection with the Merger or (ii) that elect to have their Longview Class A common stock redeemed for cash if the Merger is completed and (2) holders of Butterfly common stock. This discussion applies only to Longview Class A common stock, New Butterfly Class A common stock, or Butterfly common stock, as applicable, that is held as a “capital asset” for U.S. federal income tax purposes (generally, property held for investment). This discussion is limited to U.S. federal income tax considerations and does not address any estate, gift tax or other federal tax considerations or considerations arising under the tax laws of any state, local or non-U.S. jurisdiction. This discussion does not describe all of the U.S. federal income tax consequences that may be relevant to you in light of your particular circumstances, including the alternative minimum tax, the Medicare tax on certain investment income, the rules regarding “qualified small business stock” within the meaning of Section 1202 of the Code or “Section 1244 stock” within the meaning of Section 1244 of the Code, and the different consequences that may apply if you are subject to special rules under U.S. federal income tax law that apply to certain types of investors, such as:
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financial institutions or financial services entities;

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broker-dealers;

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insurance companies;

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pension plans;

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dealers or traders subject to a mark-to-market method of accounting with respect to shares of Longview Class A common stock, New Butterfly Class A common stock, or Butterfly common stock;

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persons holding Longview Class A common stock, New Butterfly Class A common stock, or Butterfly common stock as part of a “straddle,” hedge, integrated transaction or similar transaction;

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holders (as defined below) whose functional currency is not the U.S. dollar;

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“specified foreign corporations” (including “controlled foreign corporations”), “passive foreign investment companies” and corporations that accumulate earnings to avoid U.S. federal income tax;

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U.S. expatriates or former long-term residents of the United States;

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governments or agencies or instrumentalities thereof;

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regulated investment companies or real estate investment trusts;

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persons that directly, indirectly or constructively own five percent or more (by vote or value) of Longview Class A common stock, New Butterfly Class A common stock, or Butterfly common stock;

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persons who acquired their shares of Longview Class A common stock, New Butterfly Class A common stock, or Butterfly common stock pursuant to the exercise of warrants or conversion rights under such convertible instruments;

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persons who acquired their shares of Longview Class A common stock, New Butterfly Class A common stock, or Butterfly common stock pursuant to an exercise of employee share options, in connection with employee share incentive plans or otherwise as compensation;

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pass-through entities, including (but not limited to) partnerships or limited liability companies treated as partnerships for U.S. federal income tax purposes (including an entity or arrangement treated as a partnership for U.S. federal income tax purposes); and

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tax-exempt entities.

If a partnership (including an entity or arrangement treated as a partnership for U.S. federal income tax purposes) holds shares of Longview Class A common stock, New Butterfly Class A common stock, or Butterfly common stock, the U.S. federal income tax treatment of the partners in the partnership will generally depend on the status of the partners and the activities of the partnership. Partnerships and their partners should consult their tax advisors with respect to the consequences to them of holding shares of the New Butterfly Class A common stock following the adoption of the Proposed Charter in connection with the Merger or electing to have their Longview Class A common stock redeemed for cash if the Merger is completed.
This discussion is based on the Code and administrative pronouncements, judicial decisions and final, temporary and proposed Treasury regulations as of the date hereof, which are subject to change, possibly on a retroactive basis, and changes to any of which subsequent to the date of this proxy statement/prospectus may affect the tax consequences described herein. This discussion does not address any aspect of state, local or non-U.S. taxation, or any U.S. federal taxes other than income taxes (such as gift and estate taxes).
We have not sought, and do not expect to seek, a ruling from the U.S. Internal Revenue Service (the “IRS”) as to any U.S. federal income tax consequence described herein. The IRS may disagree with the discussion herein, and its determination may be upheld by a court. Moreover, there can be no assurance that future legislation, regulations, administrative rulings or court decisions will not adversely affect the accuracy of the statements in this discussion.
For purposes of this discussion, a “U.S. holder” is a beneficial owner of New Butterfly Class A common stock, Butterfly common stock or Longview Class A common stock, as applicable, who or that is, for U.S. federal income tax purposes:
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an individual who is a citizen or resident of the United States;

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a corporation (or other entity taxable as a corporation) organized in or under the laws of the United States, any state thereof or the District of Columbia;

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an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

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a trust if (i) a court within the United States is able to exercise primary supervision over the administration of such trust, and one or more such U.S. persons have the authority to control all substantial decisions of such trust or (ii) it has a valid election in effect under Treasury regulations to be treated as a United States person.

A “Non-U.S. Holder” means any beneficial owner of New Butterfly Class A common stock, Butterfly common stock or Longview Class A common stock, as applicable that is an individual, corporation, estate or trust that is not a U.S. holder.
You are urged to consult your tax advisor with respect to the application of U.S. federal tax laws to your particular situation, as well as any tax consequences arising under the laws of any state, local or non-U.S. jurisdiction.
Tax Consequences of the Merger to Holders of Butterfly Common Stock
Tax Consequences if the Merger Qualifies as a Reorganization Within the Meaning of Section 368(a) of the Code and/or a Transaction Governed by Section 351 of the Code
The parties intend for the Merger to be treated as a tax-free “reorganization” for U.S. federal income tax purposes within the meaning of Section 368(a) of the Code and/or a tax-deferred transaction governed by Section 351 of the Code. The obligations of Butterfly and Longview to complete the Merger are not conditioned on the receipt of opinions from Ropes & Gray LLP or Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C. to the effect that the Merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code and/or a transaction governed by Section 351 of the Code, and the Merger will occur even if it does not so qualify. Neither Butterfly nor Longview has requested, and neither intends to request, a ruling from the IRS as to the U.S. federal income tax consequences of the Business Combination. Consequently, no assurance can be given that the IRS will not assert, or that a court would not sustain, a position contrary to any of those set forth below. Accordingly, each holder of Butterfly common stock is urged to consult its own tax advisor with respect to the particular tax consequence of the Merger to such holder.

If the Merger qualifies as a tax-free “reorganization” within the meaning of Section 368(a) of the Code, or, alternatively, as part of a tax-deferred transaction governed by Section 351 of the Code, each holder of Butterfly common stock generally will not recognize income, gain or loss upon exchanging its Butterfly common stock for New Butterfly Class A common stock. The aggregate tax basis in the shares of New Butterfly Class A common stock that a holder receives pursuant to the Merger will equal its aggregate adjusted tax basis in the shares of the Butterfly common stock exchanged. Such aggregate adjusted tax basis will be allocated to the New Butterfly Class A common stock received by such holder. The holder’s holding period (for tax purposes) of the shares of New Butterfly Class A common stock that it receives pursuant to the Merger will include its holding period for the shares of the Butterfly common stock it exchanges.
If a holder acquired different blocks of Butterfly common stock at different times or different prices, it is urged to consult its tax advisor regarding the manner in which gain or loss should be determined in its specific circumstances, including the possible application of the installment sale rules.
Tax Consequences if the Merger Fails to Qualify as a Reorganization Within the Meaning of Section 368(a) of the Code and a Transaction Governed by Section 351 of the Code
If the Merger does not qualify as a tax-free “reorganization” within the meaning of Section 368(a) of the Code and/or a transaction governed by Section 351 of the Code, then, for U.S. federal income tax purposes, a holder holding Butterfly common stock generally would generally treated as selling its Butterfly common stock in exchange for New Butterfly common stock in a taxable transaction.
A U.S. holder that receives the Merger consideration pursuant to the Merger would generally recognize capital gain or loss equal to the difference, if any, between (i) the sum of the fair market values of the New Butterfly common stock, as determined for U.S. federal income tax purposes and (ii) such U.S. holder’s adjusted tax basis in the Butterfly common stock surrendered. Such gain or loss generally will be long-term capital gain or loss provided the U.S. holder’s holding period for the Butterfly common stock surrendered in the Merger exceeds one year as of the Closing Date. Long-term capital gain of certain non-corporate U.S. holders (including individuals) is currently eligible for U.S. federal income taxation at preferential rates at a maximum rate of 20%. The deductibility of capital losses is subject to limitations. U.S. holders that realize a loss should consult their tax advisors regarding the allowance of this loss.
The tax consequences to a non-U.S. holder (as defined above) if the Merger is treated as a taxable sale of Butterfly common stock by the non-U.S. holder generally will be the same as described below under the section titled “— Non-U.S. Holders — Taxation of Redemption Treated as a Sale of Longview Class A Common Stock” with respect to the Butterfly common stock sold. The Business Combination Agreement obligates Butterfly to deliver a certificate to Longview on or prior to the Closing Date that as of the date of the certificate, Butterfly is not a “United States real property holding corporation” for U.S. federal income tax purposes.
A holder’s initial tax basis in the New Butterfly common stock received in the Merger will equal the fair market value of such stock upon receipt, and the holding period for such stock will begin on the day following the Closing Date.
Adoption of the Proposed Charter
Holders of Longview Class A common stock are not expected to recognize any income, gain or loss under U.S. federal income tax laws as a result of the adoption of the Proposed Charter in connection with the Business Combination. It is expected that each such holder would have the same basis in its New Butterfly Class A common stock after the adoption of the Proposed Charter as that holder has in the corresponding Longview Class A common stock immediately prior to the adoption of the Proposed Charter and such holder’s holding period in the New Butterfly Class A common stock would include the holder’s holding period in the corresponding Longview Class A common stock. Although the matter is not entirely clear, these consequences to the holders assume, and we intend to take the position, that the adoption of the Proposed Charter does not result in an exchange by the holders of Longview Class A common stock for New Butterfly Class A common stock for U.S. federal income tax purposes. If contrary to this characterization, the adoption of the Proposed Charter does result in an exchange, it is expected that such exchange would be treated as a recapitalization for U.S. federal income tax purposes. The consequences to holders of a recapitalization could be different than those discussed above. Each holder should consult its own tax advisor regarding the U.S. federal income tax consequences to it of the adoption of the Proposed Charter in connection with the Business Combination.
The remainder of this discussion assumes that the adoption of the Proposed Charter will not result in an exchange for U.S. federal income tax purposes.
Redemption of Longview Class A Common Stock
In the event that a holder’s shares of Longview Class A common stock are redeemed pursuant to the redemption provisions described in this proxy statement/prospectus under the section titled “The Special Meeting — Redemption Rights,” the treatment of the redemption for U.S. federal income tax purposes will depend on whether the redemption qualifies as a sale of shares of Longview Class A common stock under Section 302 of the Code. If the redemption qualifies as a sale of shares of Longview Class A common stock, a U.S. holder (as defined above) will be treated as described below under the section titled “— U.S. Holders — Taxation of Redemption Treated as a Sale of Longview Class A Common Stock,” and a Non-U.S. holder will be treated as described under the section titled “— Non-U.S. Holders — Taxation of Redemption Treated as a Sale of Longview Class A Common Stock.” If the redemption does not qualify as a sale of shares of Longview Class A common stock, a holder will be treated as receiving a corporate distribution with the tax consequences to a U.S. holder described below under the section titled “— U.S. Holders — Taxation of Redemption Treated as a Distribution,” and the tax consequences to a Non-U.S. holder described below under the section titled “— Non-U.S. Holder — Taxation of Redemption Treated as a Distribution.”
Whether a redemption of shares of Longview Class A common stock qualifies for sale treatment will depend largely on the total number of shares of our stock treated as held by the redeemed holder before and after the redemption (including any stock constructively owned by the holder as a result of owning private placement warrants or public warrants and any of our stock that a holder would directly or indirectly acquire pursuant to the Transactions) relative to all of our shares outstanding both before and after the redemption. The redemption of Longview Class A common stock generally will be treated as a sale of Longview Class A common stock (rather than as a corporate distribution) if the redemption (1) is “substantially disproportionate” with respect to the holder, (2) results in a “complete termination” of the holder’s interest in us or (3) is “not essentially equivalent to a dividend” with respect to the holder. These tests are explained more fully below.
In determining whether any of the foregoing tests result in a redemption qualifying for sale treatment, a holder takes into account not only shares of our stock actually owned by the holder, but also shares of our stock that are constructively owned by it under certain attribution rules set forth in the Code. A holder may constructively own, in addition to stock owned directly, stock owned by certain related individuals and entities in which the holder has an interest or that have an interest in such holder, as well as any stock that the holder has a right to acquire by exercise of an option, which would generally include Longview Class A common stock which could be acquired pursuant to the exercise of the private placement warrants or the public warrants. Moreover, any of our stock that a holder directly or constructively acquires pursuant to the Transactions generally should be included in determining the U.S. federal income tax treatment of the redemption.
In order to meet the substantially disproportionate test, the percentage of our outstanding voting stock actually and constructively owned by the holder immediately following the redemption of shares of Longview Class A common stock must, among other requirements, be less than eighty percent (80%) of the percentage of our outstanding voting stock actually and constructively owned by the holder immediately before the redemption (taking into account both redemptions by other holders of Longview Class A common stock and the Longview Class A common stock to be issued pursuant to the Transactions). There will be a complete termination of a holder’s interest if either (1) all of the shares of our stock actually and constructively owned by the holder are redeemed or (2) all of the shares of our stock actually owned by the holder are redeemed and the holder is eligible to waive, and effectively waives in accordance with specific rules, the attribution of stock owned by certain family members and the holder does not constructively own any other shares of our stock (including any stock constructively owned by the holder as a result of owning warrants). The redemption of Longview Class A common stock will not be essentially equivalent to a dividend if the redemption results in a “meaningful reduction” of the holder’s proportionate interest in us. Whether the redemption will result in a meaningful reduction in a holder’s proportionate interest in us will depend on the particular facts and circumstances. However, the IRS has indicated in a published ruling that even a small reduction in the proportionate interest of a small minority stockholder in a publicly held corporation where such stockholder exercises no control over corporate affairs may constitute such a “meaningful reduction.”
If none of the foregoing tests is satisfied, then the redemption of shares of Longview Class A common stock will be treated as a corporate distribution to the redeemed holder and the tax effects to such a U.S. holder will be as described below under the section titled “U.S. Holders — Taxation of Redemption Treated as a Distribution,” and the tax effects to such a Non-U.S. holder will be as described below under the section titled “Non-U.S. Holders — Taxation of Redemption Treated as a Distribution.” After the application of those rules, any remaining tax basis of the holder in the redeemed Longview Class A common stock will be added to the holder’s adjusted tax basis in its remaining stock, or, if it has none, to the holder’s adjusted tax basis in its warrants or possibly in other stock constructively owned by it.
Each holder should consult with its own tax advisors as to the tax consequences of a redemption.
Redemption of Longview Class A Common Stock applicable to U.S. Holders
This section applies to you if you are a U.S. holder of Longview Class A common stock.
Taxation of Redemption Treated as a Distribution.   If our redemption of a U.S. holder’s shares of Longview Class A common stock is treated as a corporate distribution, as discussed above under the section titled “— Redemption of Longview Class A Common Stock,” the amount of cash received in the redemption generally will constitute a dividend for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Distributions in excess of our current and accumulated earnings and profits will constitute a return of capital that will be applied against and reduce (but not below zero) the U.S. holder’s adjusted tax basis in its shares of our Longview Class A common stock. Any remaining excess will be treated as gain realized on the sale of shares of our Longview Class A common stock and will be treated as described below under the section titled “— U.S. Holders — Taxation of Redemption Treated as a Sale of Longview Class A Common Stock.”
Dividends we pay to a U.S. holder that is a taxable corporation generally will qualify for the dividends received deduction if the requisite holding period is satisfied. With certain exceptions (including, but not limited to, dividends treated as investment income for purposes of investment interest deduction limitations), and provided certain holding period requirements are met, dividends we pay to a non-corporate U.S. holder generally will constitute “qualified dividend income” that will be subject to tax at the maximum tax rate accorded to long-term capital gains. It is unclear whether the redemption rights with respect to the Longview Class A common stock described in this proxy statement/prospectus may prevent a U.S. holder from satisfying the applicable holding period requirements with respect to the dividends received deduction or the preferential tax rate on qualified dividend income, as the case may be.
Taxation of Redemption Treated as a Sale of Longview Class A Common Stock.   If our redemption of a U.S. holder’s shares of Longview Class A common stock is treated as a sale, as discussed above under the section titled “— Redemption of Longview Class A Common Stock,” a U.S. holder generally will recognize capital gain or loss in an amount equal to the difference between the amount of cash received in the redemption and the U.S. holder’s adjusted tax basis in the shares of Longview Class A common stock redeemed. A U.S. holder’s adjusted tax basis in its Longview Class A common stock generally will equal the U.S. holder’s acquisition cost less any prior distributions paid to such U.S. holder with respect to its shares of Longview Class A common stock treated as a return of capital. Any such capital gain or loss generally will be long-term capital gain or loss if the U.S. holder’s holding period for the Longview Class A common stock so disposed of exceeds one year. It is unclear, however, whether the redemption rights with respect to the Longview Class A common stock described in this proxy statement/prospectus may suspend the running of the applicable holding period for this purpose. Long-term capital gain of certain non-corporate U.S. holders (including individuals) is currently eligible for U.S. federal income taxation at preferential rates at a maximum rate of 20%. The deductibility of capital losses is subject to limitations. U.S. holders that realize a loss should consult their tax advisors regarding the allowance of this loss.

U.S. holders who hold different blocks of Longview Class A common stock (shares of Longview Class A common stock purchased or acquired on different dates or at different prices) should consult their tax advisors to determine how the above rules apply to them.
Redemption of Longview Class A Common Stock applicable to Non-U.S. Holders
This section applies to you if you are a Non-U.S. holder of Longview Class A common stock.
Taxation of Redemption Treated as a Distribution.   If our redemption of a Non-U.S. holder’s shares of Longview Class A common stock is treated as a corporate distribution, as discussed above under the section titled “— Redemption of Longview Class A Common Stock,” the amount of cash received in the redemption generally will constitute a dividend for U.S. federal income tax purposes to the extent paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles) and, provided such dividend is not effectively connected with the Non-U.S. holder’s conduct of a trade or business within the United States, we will be required to withhold tax from the gross amount of the dividend at a rate of thirty percent (30%), unless such Non-U.S. holder is eligible for a reduced rate of withholding tax under an applicable income tax treaty and timely provides proper certification of its eligibility for such reduced rate (usually on an IRS Form W-8BEN or W-8BEN-E). Any distribution not constituting a dividend will be treated first as reducing (but not below zero) the Non-U.S. holder’s adjusted tax basis in its shares of our Longview Class A common stock redeemed and, to the extent such distribution exceeds the Non-U.S. holder’s adjusted tax basis, as gain realized on the sale of the Longview Class A common stock, which will be treated as described below under the section titled “— Non-U.S. Holders — Taxation of Redemption Treated as a Sale of Longview Class A Common Stock.”
Because it may not be certain at the time a Non-U.S. holder is redeemed whether such Non-U.S. holder’s redemption will be treated as a sale of shares or a distribution constituting a dividend, and because such determination will depend in part on a Non-U.S. holder’s particular circumstances, we or the applicable withholding agent may not be able to determine whether (or to what extent) a Non-U.S. holder is treated as receiving a dividend for U.S. federal income tax purposes. Therefore, we or the applicable withholding agent may withhold tax at a rate of 30% (or such lower rate as may be specified by an applicable income tax treaty) on the gross amount of any consideration paid to a Non-U.S. holder in redemption of such Non-U.S. holder’s Longview Class A common stock, unless (i) we or the applicable withholding agent have established special procedures allowing Non-U.S. holders to certify that they are exempt from such withholding tax and (ii) such Non-U.S. holders are able to certify that they meet the requirements of such exemption (e.g., because such Non-U.S. holders are not treated as receiving a dividend under the Section 302 tests described above under the section titled “— Redemption of Longview Class A Common Stock”). However, there can be no assurance that we or any applicable withholding agent will establish such special certification procedures. If we or an applicable withholding agent withhold excess amounts from the amount payable to a Non-U.S. holder, such Non-U.S. holder generally may obtain a refund of any such excess amounts by timely filing an appropriate claim for refund with the IRS. Non-U.S. holders should consult their own tax advisors regarding the application of the foregoing rules in light of their particular facts and circumstances and any applicable procedures or certification requirements.
The withholding tax described above does not apply to dividends paid to a Non-U.S. holder who provides an IRS Form W-8ECI certifying that the dividends are effectively connected with the Non-U.S. holder’s conduct of a trade or business within the United States. Instead, the effectively connected dividends will be subject to regular U.S. federal income tax as if the Non-U.S. holder were a U.S. resident, subject to an applicable income tax treaty providing otherwise. A corporate Non-U.S. holder that is receiving effectively connected dividends may also be subject to an additional “branch profits tax” imposed at a rate of thirty percent (30%) (or a lower applicable income tax treaty rate).
Taxation of Redemption Treated as a Sale of Longview Class A Common Stock.   If our redemption of a Non-U.S. holder’s shares of Longview Class A common stock is treated as a sale of Longview Class A common stock, as discussed above under the section titled “— Redemption of Longview Class A Common Stock,” subject to the discussions of FATCA (as defined below) and backup withholding below, a Non-U.S. holder generally will not be subject to U.S. federal income or withholding tax in respect of gain recognized in connection with the redemption, unless:

•
the gain is effectively connected with the conduct of a trade or business by the Non-U.S. holder within the United States (and, under certain income tax treaties, is attributable to a United States permanent establishment or fixed base maintained by the Non-U.S. holder);

•
such Non-U.S. holder is an individual who is present in the United States for 183 days or more during the taxable year in which the disposition takes place and certain other conditions are met; or

•
we are or have been a “United States real property holding corporation” for U.S. federal income tax purposes at any time during the shorter of the five-year period ending on the date of redemption or the period that the Non-U.S. holder held our Longview Class A common stock and, in the case where shares of our Longview Class A common stock are regularly traded on an established securities market, within the meaning of applicable Treasury Regulations, the Non-U.S. holder has owned, directly or constructively, more than five percent (5%) of our Longview Class A common stock at any time within the shorter of the five-year period preceding the redemption or such Non-U.S. holder’s holding period for the shares of our Longview Class A common stock. There can be no assurance that our Longview Class A common stock is or has been treated as regularly traded on an established securities market within the meaning of applicable Treasury Regulations.

Unless an applicable treaty provides otherwise, gain described in the first bullet point above will be subject to tax at generally applicable U.S. federal income tax rates as if the Non-U.S. holder were a U.S. resident. Any gains described in the first bullet point above of a corporate Non-U.S. holder may also be subject to an additional “branch profits tax” at a thirty percent (30%) rate (or a lower applicable income tax treaty rate). If the second bullet point applies to a Non-U.S. holder, such Non-U.S. holder will be subject to U.S. tax on such Non-U.S. holder’s net capital gain for such year (including any gain realized in connection with the redemption) at a tax rate of thirty percent (30%).
If the third bullet point above applies to a Non-U.S. holder, gain recognized by such holder in connection with the redemption will be subject to tax at generally applicable U.S. federal income tax rates. In addition, we may be required to withhold U.S. federal income tax at a rate of fifteen percent (15%) of the amount realized upon such redemption.
We believe that we are not, and have not been at any time during the five-year period preceding the date of Business Combination, a United States real property holding corporation and we do not expect to be a United States real property holding corporation immediately after the Business Combination is completed.
Information Reporting and Backup Withholding
Payments resulting from our redemption of our Longview Class A common stock may be subject to information reporting to the IRS and possible U.S. backup withholding. Backup withholding will not apply, however, to a U.S. holder who furnishes a correct taxpayer identification number and makes other required certifications, or who is otherwise exempt from backup withholding and establishes such exempt status.
A Non-U.S. holder generally will eliminate the requirement for information reporting and backup withholding by providing certification of its foreign status, under penalties of perjury, on a duly executed applicable IRS Form W-8.
Backup withholding is not an additional tax, but an advance payment, which may be refunded or credited against a holder’s U.S. federal income tax liability. A holder generally may obtain a refund of any excess amounts withheld under the backup withholding rules by timely filing the appropriate claim for refund with the IRS and furnishing any required information.
FATCA Withholding Taxes
Provisions commonly referred to as “FATCA” impose withholding of thirty percent (30%) on payments of dividends including amounts treated as dividends received pursuant to a redemption on our Longview Class A common stock. On December 13, 2018, the IRS released proposed Treasury Regulations that, if finalized in their proposed form, would eliminate the obligation to withhold on gross proceeds from a disposition of any stock, debt instrument, or other property that can produce U.S.-source dividends or interest. Although these proposed Treasury regulations are not final, taxpayers generally may rely on them until final Treasury regulations are issued.
In general, no such withholding will be required with respect to a U.S. holder or an individual Non-U.S. holder that timely provides the certifications required on a valid IRS Form W-9 or W-8, respectively. Holders potentially subject to withholding include “foreign financial institutions” (which is broadly defined for this purpose and in general includes investment vehicles) and certain other non-U.S. entities unless various U.S. information reporting and due diligence requirements (generally relating to ownership by U.S. persons of interests in or accounts with those entities) have been satisfied, or an exemption applies (typically certified as to by the delivery of a properly completed IRS Form W-8BEN-E). Foreign financial institutions located in jurisdictions that have an intergovernmental agreement with the United States governing FATCA may be subject to different rules. Holders should consult their tax advisors regarding the effects of FATCA on a redemption of Longview Class A common stock.

STOCKHOLDER PROPOSALS AND NOMINATIONS
In addition to any other requirements under applicable law and the New Butterfly Bylaws, for business to be properly brought before an annual or special meeting by a stockholder, the New Butterfly Bylaws provide that the stockholder must give timely notice in written form to New Butterfly’s Corporate Secretary and provide any updates or supplements to such notice at the times and in the forms required by the New Butterfly Bylaws. Notice, to be timely, must be received at least ninety (90) days, but no more than one hundred twenty (120) days, prior to the first anniversary date of the immediately preceding annual meeting of stockholders; provided that if, and only if, the annual meeting is not scheduled to be held within a period that commences within thirty (30) days before such anniversary date and ends within seventy (70) days after such anniversary date, to be timely, notice by the stockholder must be received by the close of business on the later of (i) the ninetieth (90th) day before the meeting or (ii) the tenth (10th) day following the day on which the date of the annual meeting is first publicly announced or disclosed and not earlier than one hundred twenty (120) days prior to the date of the annual meeting in the case of notice of nomination of directors.
Any notice must include the following information: (i) the name and address of such Proposing Person (as defined in the New Butterfly Bylaws) (including, if applicable, the name and address that appear on New Butterfly’s books and records); (ii) the class(es) and series and number of shares of New Butterfly that are, directly or indirectly, owned of record and beneficially owned (within the meaning of Rule 13d-3 under the Exchange Act) by such Proposing Person, except that such Proposing Person will in all events be deemed to beneficially own any shares of any class or series of New Butterfly as to which such Proposing Person has a right to acquire beneficial ownership at any time in the future; (iii) the full notional amount of any securities that, directly or indirectly, underlie any “derivative security” (as defined in Rule 16a-1(c) under the Exchange Act) that constitutes a “call equivalent position” (as defined in Rule 16a-1(b) under the Exchange Act) and that is, directly or indirectly, held or maintained by such Proposing Person with respect to any shares of any class(es) or series of shares of New Butterfly; (iv) any rights to dividends on the shares of any class or series of shares of New Butterfly owned beneficially by such Proposing Person that are separated or separable from the underlying shares of New Butterfly; (v) any material pending or threatened legal proceeding in which such Proposing Person is a party or material participant involving New Butterfly or any of its officers or directors, or any affiliate of New Butterfly; (vi) any other material relationship between such Proposing Person, on the one hand, and New Butterfly and any affiliate of New Butterfly, on the other hand; (vii) any direct or indirect material interest in any material contract or agreement of such Proposing Person with New Butterfly or any affiliate of New Butterfly (including, in any such case, any employment agreement, collective bargaining agreement or consulting agreement); (viii) a representation that such stockholder is a holder of record of stock of New Butterfly entitled to vote at such meeting and intends to appear in person or by proxy at the meeting to propose such business; (ix) a representation that such Proposing Person intends or is part of a group which intends to deliver a proxy statement or form of proxy to holders of at least the percentage of New Butterfly’s outstanding capital stock required to approve or adopt the proposal or otherwise solicit proxies from stockholders in support of such proposal and (x) any other information relating to such Proposing Person that would be required to be disclosed in a proxy statement or other filing required to be made in connection with solicitations of proxies or consents by such Proposing Person in support of the business proposed to be brought before the meeting pursuant to Section 14(a) of the Exchange Act.
Any notice relating to the nomination of directors must include the following information: (A) as to each proposed nominee, (i) such person’s name, age, business address and, if known, residence address; (ii) such person’s principal occupation or employment; (iii) the class(es) and series and number of shares of stock of New Butterfly that are, directly or indirectly, owned, beneficially or of record, by such person; (iv) a description of all direct and indirect compensation and other material monetary agreements, arrangements and understandings during the past three years, and any other material relationships, between or among (1) the stockholder, the beneficial owner, if any, on whose behalf the nomination is being made and the respective affiliates and associates of, or others acting in concert with, such stockholder and such beneficial owner, on the one hand, and (2) each proposed nominee, and his or her respective affiliates and associates, or others acting in concert with such nominee(s), on the other hand, including all information that would be required to be disclosed pursuant to Item 404 of Regulation S-K if the stockholder making the nomination and any beneficial owner on whose behalf the nomination is made or any affiliate or associate thereof or person acting in concert therewith were the “registrant” for purposes of such Item and the proposed nominee were a director or executive officer of such registrant; and (v) any other information concerning such person that must be disclosed as to nominees in proxy solicitations pursuant to Regulation 14A under the Exchange Act; and (B) as to the stockholder giving the notice and the beneficial owner, if any, on whose behalf the nomination is being made (i) the name and address of such stockholder, as they appear on the corporation’s books, and of such beneficial owner; (ii) the class(es) and series and number of shares of stock of the corporation that are, directly or indirectly, owned, beneficially or of record, by such stockholder and such beneficial owner; (iii) a description of any agreement, arrangement or understanding between or among such stockholder and/or such beneficial owner and each proposed nominee and any other person or persons (including their names) pursuant to which the nomination(s) are being made or who may participate in the solicitation of proxies in favor of electing such nominee(s); (iv) a description of any agreement, arrangement or understanding (including any derivative or short positions, swaps, profit interests, options, warrants, convertible securities, stock appreciation or similar rights, hedging transactions, and borrowed or loaned shares) that has been entered into by, or on behalf of, such stockholder or such beneficial owner, the effect or intent of which is to mitigate loss to, manage risk or benefit of share price changes for, or increase or decrease the voting power of, such stockholder or such beneficial owner with respect to shares of stock of New Butterfly; (v) any other information relating to such stockholder and such beneficial owner that would be required to be disclosed in a proxy statement or other filings required to be made in connection with solicitations of proxies for the election of directors in a contested election pursuant to Section 14 of the Exchange Act and the rules and regulations promulgated thereunder; (vi) a representation that such stockholder is a holder of record of stock of New Butterfly entitled to vote at such meeting and on such election and intends to appear in person or by proxy at the meeting to nominate the person(s) named in its notice; and (vii) a representation whether such stockholder and/or such beneficial owner intends or is part of a group which intends (1) to deliver a proxy statement and/or form of proxy to holders of at least the percentage of New Butterfly outstanding capital stock reasonably believed by such stockholder or such beneficial owner to be sufficient to elect the nominee (and such representation shall be included in any such proxy statement and form of proxy) and/or (2) otherwise to solicit proxies or votes from stockholders in support of such nomination (and such representation shall be included in any such solicitation materials).
A Proposing Person must update and supplement its notice to New Butterfly, if necessary, so that the information provided or required to be provided in such notice will be true and correct as of the record date for stockholders entitled to vote at the meeting and as of the date that is ten (10) business days prior to the meeting or any adjournment or postponement thereof, and such update and supplement must be delivered to, or mailed and received by, the Corporate Secretary of New Butterfly at the principal executive offices of New Butterfly not later than five (5) business days after the record date for stockholders entitled to vote at the meeting (in the case of the update and supplement required to be made as of such record date), and not later than eight (8) business days prior to the date for the meeting or, if practicable, any adjournment or postponement thereof (and, if not practicable, on the first practicable date prior to the date to which the meeting has been adjourned or postponed) (in the case of the update and supplement required to be made as of ten (10) business days prior to the meeting or any adjournment or postponement thereof).
STOCKHOLDER COMMUNICATIONS
Stockholders and interested parties may communicate with Longview’s board of directors, any committee chairperson or the non-management directors as a group by writing to the board or committee chairperson in care of Longview Acquisition Corp., 767 Fifth Avenue, 44th Floor, New York, NY 10153. Following the Business Combination, such communications should be sent to Butterfly Network, Inc., 530 Old Whitfield Street, Guilford, Connecticut 06437. Each communication will be forwarded, depending on the subject matter, to the board of directors, the appropriate committee chairperson or all non-management directors.

WHERE YOU CAN FIND MORE INFORMATION
Longview has filed with the SEC a registration statement on Form S-4 under the Securities Act with respect to the securities offered by this proxy statement/prospectus. This proxy statement/prospectus does not contain all of the information included in the registration statement. For further information pertaining to Longview and its securities, you should refer to the registration statement and to its exhibits. Whenever reference is made in this proxy statement/prospectus to any of Longview’s or Butterfly’s contracts, agreements or other documents, the references are not necessarily complete, and you should refer to the annexes to the proxy statement/prospectus and the exhibits filed with the registration statement for copies of the actual contract, agreement or other document.
Upon the effectiveness of the registration statement of which this proxy statement/prospectus forms a part, New Butterfly will be subject to the information and periodic reporting requirements of the Exchange Act and will file annual, quarterly and current reports, proxy statements and other information with the SEC. Longview files reports, proxy statements and other information with the SEC as required by the Exchange Act. You can read Longview’s or New Butterfly’s SEC filings, including New Butterfly’s registration statement and Longview’s proxy statement/prospectus, over the Internet at the SEC’s website at http://www.sec.gov.
If you would like additional copies of this proxy statement/prospectus or if you have questions about the Business Combination or the proposals to be presented at the Special Meeting, you should contact Longview by telephone or in writing:
Longview Acquisition Corp.
767 Fifth Avenue, 44th Floor
New York, NY 10153
(212) 812-4700
You may also obtain these documents by requesting them in writing or by telephone from Longview’s proxy solicitation agent at the following address and telephone number:
Okapi Partners LLC
1212 Avenue of the Americas, 24th Floor
New York, New York 10036
Telephone: (844) 343-2623 (toll-free)
(banks and brokers can call collect at (212) 297-0720)
Email: info@okapipartners.com
If you are a stockholder of Longview and would like to request documents, please do so no later than five business days before the Special Meeting in order to receive them before the Special Meeting. If you request any documents from Longview, Longview will mail them to you by first-class mail, or another equally prompt means.
This document is a prospectus of New Butterfly and a proxy statement of Longview for Longview’s Special Meeting of stockholders. Neither Butterfly nor Longview has authorized anyone to give any information or make any representation about the Business Combination, New Butterfly or Longview that is different from, or in addition to, that contained in this proxy statement/prospectus or in any of the materials that Longview has incorporated by reference into this proxy statement/prospectus. Therefore, if anyone does give you information of this sort, you should not rely on it. The information contained in this document speaks only as of the date of this document unless the information specifically indicates that another date applies.

INDEX TO FINANCIAL STATEMENTS
LONGVIEW ACQUISITION CORP.
Page
Audited Financial Statements of Longview Acquisition Corp.
Report of Independent Registered Public Accounting Firm	F-2
Balance Sheet as of February 12, 2020	F-3
Statement of Operations for the period from February 4, 2020 (date of inception) through February 12, 2020	F-4
Statement of Changes in Stockholder’s Equity for the period from February 4, 2020 (date of inception) through February 12, 2020	F-5
Statement of Cash Flows for the period from February 4, 2020 (date of inception) through February 12, 2020	F-6
Notes to Financial Statements	F-7
Unaudited Condensed Interim Financial Statements of Longview Acquisition Corp.
Balance Sheet as of September 30, 2020	F-17
Statements of Operations for the three months ended September 30, 2020 and for the period from February 4, 2020 (date of inception) through September 30, 2020	F-18
Statements of Changes in Stockholders’ Equity for the three months ended September 30, 2020 and for the period from February 4, 2020 (date of inception) through September 30, 2020	F-19
Statement of Cash Flows for the period from February 4, 2020 (date of inception) through September 30, 2020	F-20
Notes to Financial Statements	F-21
BUTTERFLY NETWORK, INC.
Audited Financial Statements as of and for the Years Ended December 31, 2019 and 2018
Report of Independent Registered Public Accounting Firm
Consolidated Balance Sheets as of December 31, 2019 and 2018	F-35
Consolidated Statements of Operations and Comprehensive Loss for the years ended December 31, 2019 and 2018	F-36
Consolidated Statements of Changes in Convertible Preferred Stock and Stockholders’ Deficit for the Years Ended December 31, 2019 and 2018	F-37
Consolidated Statements of Cash Flows for the years ended December 31, 2019 and 2018	F-38
Notes to Consolidated Financial Statements	F-39
Unaudited Financial Statements as of and for the Nine-Month Periods Ended September 30, 2020 and 2019
Report of Independent Registered Public Accounting Firm
Consolidated Balance Sheets as of September 30, 2020 and December 31, 2019	F-61
Consolidated Statements of Operations and Comprehensive Loss for the Nine-Month Periods Ended September 30, 2020 and 2019	F-62
Consolidated Statements of Changes in Convertible Preferred Stock and Stockholders’ Deficit for the Nine-Month Periods Ended September 30, 2020 and 2019	F-63
Consolidated Statements of Cash Flows for the Nine-Month Periods Ended September 30, 2020 and 2019	F-64
Notes to Consolidated Financial Statements	F-65

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Stockholder and the Board of Directors of
Longview Acquisition Corp.
Opinion on the Financial Statements
We have audited the accompanying balance sheet of Longview Acquisition Corp (the “Company”) as of February 12, 2020, and the related statements of operations, changes in stockholder’s equity and cash flows for the period from February 4, 2020 (inception) through February 12, 2020 and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of February 12, 2020 and the results of its operations and its cash flows for the period from February 4, 2020 (inception) through February 12, 2020, in conformity with accounting principles generally accepted in the United States of America.
Basis for Opinion
These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control over financial reporting. Accordingly, we express no such opinion.
Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.
/s/ WithumSmith+Brown, PC
We have served as the Company’s auditor since 2020.
New York, New York
May 20, 2020

LONGVIEW ACQUISITION CORP.
BALANCE SHEET
FEBRUARY 12, 2020
ASSETS
Current asset – cash	$20,000
Deferred offering costs	75,303
TOTAL ASSETS	$95,303
LIABILITIES AND STOCKHOLDER’S EQUITY
Current liabilities:
Accrued expenses	$1,000
Accrued offering costs	70,303
Promissory note – related party	—
Total Current Liabilities	71,303
Commitments
Stockholder’s Equity
Preferred stock, $0.0001 par value; 1,000,000 shares authorized; none issued or outstanding	—
Class A common stock, $0.0001 par value; 200,000,000 shares authorized; none issued or outstanding	—
Class B common stock, $0.0001 par value; 20,000,000 shares authorized; 10,350,000 shares issued and outstanding(1)(2)	1,035
Additional paid-in capital	23,965
Accumulated deficit	(1,000)
Total Stockholder’s Equity	24,000
TOTAL LIABILITIES AND STOCKHOLDER’S EQUITY	$95,303

(1)
Includes up to 1,350,000 Class B shares subject to forfeiture if the over-allotment option is not exercised in full or in part by the underwriters.

(2)
On May 20, 2020, the Company effected a stock dividend of 1,725,000 shares with respect to the Class B common stock, resulting in the Sponsor holding an aggregate of 10,350,000 Founder Shares. See Note 5.

The accompanying notes are an integral part of these financial statements.

LONGVIEW ACQUISITION CORP.
STATEMENT OF OPERATIONS
FOR THE PERIOD FROM FEBRUARY 4, 2020 (INCEPTION) THROUGH FEBRUARY 12, 2020

Formation and operating costs	$1,000
Net Loss	$(1,000)
Weighted average shares outstanding, basic and diluted(1)(2)	9,000,000
Basic and diluted net loss per common share	$(0.00)

(1)
Excludes an aggregate of up to 1,350,000 Class B shares subject to forfeiture if the over-allotment option is not exercised in full or in part by the underwriters.

(2)
On May 20, 2020, the Company effected a stock dividend of 1,725,000 shares with respect to the Class B common stock, resulting in the Sponsor holding an aggregate of 10,350,000 Founder Shares. See Note 5.

The accompanying notes are an integral part of these financial statements.

LONGVIEW ACQUISITION CORP.
STATEMENT OF CHANGES IN STOCKHOLDER’S EQUITY
FOR THE PERIOD FROM FEBRUARY 4, 2020 (INCEPTION) THROUGH FEBRUARY 12, 2020
	Class B Common Stock		Additional Paid-in Capital	Accumulated Deficit	Total Stockholder’s Equity
	Shares	Amount
Balance – February 4, 2020 (inception)	—	$—	$—	$—	$—
Issuance of Class B common stock to Sponsor(1)(2)	10,350,000	1,035	23,965	—	25,000
Net loss	—	—	—	(1,000)	(1,000)
Balance – February 12, 2020	10,350,000	$1,035	$23,965	$(1,000)	$24,000

(1)
Includes 1,350,000 Class B shares subject to forfeiture if the over-allotment option is not exercised in full or in part by the underwriters.

(2)
On May 20, 2020, the Company effected a stock dividend of 1,725,000 shares with respect to the Class B common stock, resulting in the Sponsor holding an aggregate of 10,350,000 Founder Shares. See Note 5.

The accompanying notes are an integral part of these financial statements.

LONGVIEW ACQUISITION CORP.
STATEMENT OF CASH FLOWS
FOR THE PERIOD FROM FEBRUARY 4, 2020 (INCEPTION) THROUGH FEBRUARY 12, 2020
Cash Flows from Operating Activities:
Net loss	$(1,000)
Changes in operating assets and liabilities:
Accrued expenses	1,000
Net cash used in operating activities	—
Cash Flows from Financing Activities:
Proceeds from issuance of Class B common stock to Sponsor	25,000
Proceeds from promissory note – related party	—
Payment of offering costs	(5,000)
Net cash provided by financing activities	20,000
Net Change in Cash	20,000
Cash – Beginning	—
Cash – Ending	$20,000
Non-cash investing and financing activities:
Deferred offering costs included in accrued offering costs	$70,303
The accompanying notes are an integral part of these financial statements.

LONGVIEW ACQUISITION CORP.
NOTES TO FINANCIAL STATEMENTS
Note 1 — Description of Organization and Business Operations
Longview Acquisition Corp. (the “Company”) was incorporated in Delaware on February 4, 2020. The Company was formed for the purpose of entering into a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses (the “Business Combination”).
The Company is not limited to a particular industry or sector for purposes of consummating a Business Combination. The Company is an early stage and emerging growth company and, as such, the Company is subject to all of the risks associated with early stage and emerging growth companies.
As of February 12, 2020, the Company had not commenced any operations. All activity for the period from February 4, 2020 (inception) through February 12, 2020 relates to the Company’s formation and the proposed initial public offering (“Proposed Public Offering”), which is described below. The Company will not generate any operating revenues until after the completion of a Business Combination, at the earliest. The Company will generate non-operating income in the form of interest income from the proceeds derived from the Proposed Public Offering. The Company has selected December 31 as its fiscal year end.
The Company’s ability to commence operations is contingent upon obtaining adequate financial resources through a Proposed Public Offering of 36,000,000 units (the “Units” and, with respect to the shares of common stock included in the Units being offered, the “Public Shares”) at $10.00 per Unit (or 41,400,000 units if the underwriters’ over-allotment option is exercised in full), which is discussed in Note 3, and the sale of warrants (the “Private Placement Warrants”) in a private placement to Longview Investors LLC (the “Sponsor”) that will close simultaneously with the Proposed Public Offering.
The Company’s management has broad discretion with respect to the specific application of the net proceeds of the Proposed Public Offering and the sale of the Private Placement Warrants, although substantially all of the net proceeds are intended to be applied generally toward consummating a Business Combination. There is no assurance that the Company will be able to complete a Business Combination successfully. The Company must complete a Business Combination with one or more operating businesses or assets that together have an aggregate fair market value equal to at least 80% of the net assets held in the Trust Account (net of amounts disbursed to management for working capital purposes, if permitted, and excluding the amount of any deferred underwriting commissions) at the time of the Company’s signing a definitive agreement in connection with its initial Business Combination. The Company will only complete a Business Combination if the post-transaction company owns or acquires 50% or more of the outstanding voting securities of the target or otherwise acquires an interest in the target business or assets sufficient for it not to be required to register as an investment company under the Investment Company Act of 1940, as amended (the “Investment Company Act”). Upon the closing of the Proposed Public Offering, management has agreed that an amount equal to at least $10.00 per Unit sold in the Proposed Public Offering, including the proceeds from the sale of the Private Placement Warrants, will be held in a trust account (“Trust Account”), located in the United States and invested only in U.S. government securities, within the meaning set forth in Section 2(a)(16) of the Investment Company Act, with a maturity of 185 days or less or in any open-ended investment company that holds itself out as a money market fund selected by the Company meeting certain conditions of Rule 2a-7 of the Investment Company Act, as determined by the Company, until the earlier of: (i) the completion of a Business Combination; (ii) the redemption of any Public Shares properly tendered in connection with a stockholder vote to amend the Company’s Amended and Restated Certificate of Incorporation (A) to modify the substance or timing of the Company’s obligation to allow redemption in connection with the Company’s initial Business Combination or to redeem 100% of the Public Shares if the Company does not complete a Business Combination within 24 months from the closing of the Proposed Public Offering or (B) with respect to any other provision relating to stockholders’ rights or pre-initial business combination activity; and (iii) the distribution of the Trust Account, as described below.
The Company will provide its holders of the outstanding Public Shares (the “public stockholders”) with the opportunity to redeem all or a portion of their Public Shares upon the completion of a Business

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NOTES TO FINANCIAL STATEMENTS
Combination either (i) in connection with a stockholder meeting called to approve the Business Combination or (ii) by means of a tender offer. The decision as to whether the Company will seek stockholder approval of a Business Combination or conduct a tender offer will be made by the Company. The public stockholders will be entitled to redeem their Public Shares for a pro rata portion of the amount then in the Trust Account (initially anticipated to be $10.00 per Public Share, plus any pro rata interest earned on the funds held in the Trust Account and not previously released to the Company to pay its tax obligations). There will be no redemption rights upon the completion of a Business Combination with respect to the Company’s warrants. The Public Shares subject to redemption will be recorded at redemption value and classified as temporary equity upon the completion of the Proposed Offering in accordance with the Accounting Standards Codification (“ASC”) Topic 480 “Distinguishing Liabilities from Equity.” The Company will only proceed with a Business Combination if the Company has net tangible assets of at least $5,000,001 either prior to or upon such consummation of a Business Combination and, if the Company seeks stockholder approval, a majority of the shares voted are voted in favor of the Business Combination. If a stockholder vote is not required by applicable law or stock exchange rules and the Company does not decide to hold a stockholder vote for business or other reasons, the Company will, pursuant to its Amended and Restated Certificate of Incorporation (the “Amended and Restated Certificate of Incorporation”), conduct the redemptions pursuant to the tender offer rules of the U.S. Securities and Exchange Commission (“SEC”) and file tender offer documents with the SEC prior to completing a Business Combination. If, however, stockholder approval of the transaction is required by applicable law or stock exchange rules, or the Company decides to obtain stockholder approval for business or other reasons, the Company will offer to redeem shares in conjunction with a proxy solicitation pursuant to the proxy rules and not pursuant to the tender offer rules. If the Company seeks stockholder approval in connection with a Business Combination, the Sponsor has agreed to vote its Founder Shares (as defined in Note 5), and any Public Shares purchased during or after the Proposed Public Offering in favor of approving a Business Combination and not to convert any shares in connection with a stockholder vote to approve a Business Combination or sell any shares to the Company in a tender offer in connection with a Business Combination. Additionally, each public stockholder may elect to redeem their Public Shares irrespective of whether they vote for or against the proposed transaction or do not vote at all.
Notwithstanding the above, if the Company seeks stockholder approval of a Business Combination and it does not conduct redemptions pursuant to the tender offer rules, the Amended and Restated Certificate of Incorporation provides that a public stockholder, together with any affiliate of such stockholder or any other person with whom such stockholder is acting in concert or as a “group” (as defined under Section 13 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)), will be restricted from redeeming its shares with respect to more than an aggregate of 15% or more of the Public Shares, without the prior consent of the Company.
The Sponsor has agreed (a) to waive its redemption rights with respect to its Founder Shares and Public Shares held by it in connection with the completion of a Business Combination and (b) not to propose an amendment to the Amended and Restated Certificate of Incorporation (i) to modify the substance or timing of the Company’s obligation to allow redemption in connection with the Company’s initial Business Combination or to redeem 100% of its Public Shares if the Company does not complete a Business Combination or (ii) with respect to any other provision relating to stockholders’ rights or pre-initial business combination activity, unless the Company provides the public stockholders with the opportunity to redeem their Public Shares in conjunction with any such amendment.
The Company will have until 24 months from the closing of the Proposed Public Offering to complete a Business Combination (the “Combination Period”). If the Company is unable to complete a Business Combination within the Combination Period, the Company will (i) cease all operations except for the purpose of winding up, (ii) as promptly as reasonably possible but not more than ten business days thereafter, redeem the Public Shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account including interest earned on the funds held in the Trust Account and not previously released to the Company to pay its tax obligations (less up to $100,000 of interest to pay dissolution expenses), divided by the number of then outstanding Public Shares, which redemption will completely extinguish

LONGVIEW ACQUISITION CORP.
NOTES TO FINANCIAL STATEMENTS
public stockholders’ rights as stockholders (including the right to receive further liquidating distributions, if any), and (iii) as promptly as reasonably possible following such redemption, subject to the approval of the Company’s remaining stockholders and the Company’s board of directors, dissolve and liquidate, subject in each case to the Company’s obligations under Delaware law to provide for claims of creditors and the requirements of other applicable law. There will be no redemption rights or liquidating distributions with respect to the Company’s warrants, which will expire worthless if the Company fails to complete a Business Combination within the Combination Period.
The Sponsor has agreed to waive its liquidation rights with respect to the Founder Shares if the Company fails to complete a Business Combination within the Combination Period. However, if the Sponsor acquires Public Shares in or after the Proposed Public Offering, such Public Shares will be entitled to liquidating distributions from the Trust Account if the Company fails to complete a Business Combination within the Combination Period. The underwriters have agreed to waive their rights to their deferred underwriting commission (see Note 6) held in the Trust Account in the event the Company does not complete a Business Combination within the Combination Period and, in such event, such amounts will be included with the other funds held in the Trust Account that will be available to fund the redemption of the Public Shares. In the event of such distribution, it is possible that the per share value of the assets remaining available for distribution will be less than the Proposed Public Offering price per Unit ($10.00).
In order to protect the amounts held in the Trust Account, the Sponsor has agreed to be liable to the Company if and to the extent any claims by a third party (other than the Company’s independent registered public accounting firm) for services rendered or products sold to the Company, or a prospective target business with which the Company has discussed entering into a transaction agreement, reduce the amount of funds in the Trust Account to below (1) $10.00 per Public Share or (2) such lesser amount per Public Share held in the Trust Account as of the date of the liquidation of the Trust Account due to reductions in the value of the trust assets, in each case net of the interest which may be withdrawn to pay taxes (less up to $100,000 of interest to pay dissolution expenses), except as to any claims by a third party who executed a waiver of any and all rights to seek access to the Trust Account and except as to any claims under the Company’s indemnity of the underwriters of the Proposed Public Offering against certain liabilities, including liabilities under the Securities Act of 1933, as amended (the “Securities Act”). Moreover, in the event that an executed waiver is deemed to be unenforceable against a third party, the Sponsor will not be responsible to the extent of any liability for such third-party claims. The Company will seek to reduce the possibility that the Sponsor will have to indemnify the Trust Account due to claims of creditors by endeavoring to have all vendors, service providers (except the Company’s independent registered public accounting firm), prospective target businesses and other entities with which the Company does business, execute agreements with the Company waiving any right, title, interest or claim of any kind in or to monies held in the Trust Account.
Going Concern Consideration
The Company does not have sufficient liquidity to meet its anticipated obligations over the next year from the date of issuance of these financial statements. In connection with the Company’s assessment of going concern considerations in accordance with FASB’s Accounting Standards Update (“ASU”) 2014-15, “Disclosures of Uncertainties about an Entity’s Ability to Continue as a Going Concern,” management has determined that the Company has access to funds from the Sponsor that are sufficient to fund the working capital needs of the Company until the earlier of the consummation of the Proposed Public Offering or one year from the issuance of these financial statements (see Note 5).
Note 2 — Summary of Significant Accounting Policies
Basis of Presentation
The accompanying audited financial statements are presented in in conformity with accounting principles generally accepted in the United States of America (“GAAP”) and pursuant to the rules and regulations of the SEC.

LONGVIEW ACQUISITION CORP.
NOTES TO FINANCIAL STATEMENTS
Emerging Growth Company
The Company is an “emerging growth company,” as defined in Section 2(a) of the Securities Act, as modified by the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”), and it may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies including, but not limited to, not being required to comply with the independent registered public accounting firm attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in its periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved.
Further, Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such election to opt out is irrevocable. The Company has elected not to opt out of such extended transition period which means that when a standard is issued or revised and it has different application dates for public or private companies, the Company, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of the Company’s financial statements with another public company which is neither an emerging growth company nor an emerging growth company which has opted out of using the extended transition period difficult or impossible because of the potential differences in accounting standards used.
Use of Estimates
The preparation of financial statements in conformity with GAAP requires the Company’s management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of expenses during the reporting period.
Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Accordingly, the actual results could differ significantly from those estimates.
Cash and Cash Equivalents
The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents. The Company did not have any cash equivalents as of February 12, 2020.
Deferred Offering Costs
Deferred offering costs consist of legal, accounting, underwriting fees and other costs incurred through the balance sheet date that are directly related to the Proposed Public Offering and that will be charged to stockholders’ equity upon the completion of the Proposed Public Offering. Should the Proposed Public Offering prove to be unsuccessful, these deferred costs, as well as additional expenses to be incurred, will be charged to operations.
Income Taxes
The Company follows the asset and liability method of accounting for income taxes under ASC 740, “Income Taxes.” Deferred tax assets and liabilities are recognized for the estimated future tax consequences

LONGVIEW ACQUISITION CORP.
NOTES TO FINANCIAL STATEMENTS
attributable to differences between the financial statements carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that included the enactment date. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.
ASC 740 prescribes a recognition threshold and a measurement attribute for the financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more likely than not to be sustained upon examination by taxing authorities.
The Company recognizes accrued interest and penalties related to unrecognized tax benefits as income tax expense. There were no unrecognized tax benefits and no amounts accrued for interest and penalties as of February 12, 2020. The Company is currently not aware of any issues under review that could result in significant payments, accruals or material deviation from its position. The Company is subject to income tax examinations by major taxing authorities since inception.
Net Loss Per Common Share
Net loss per share is computed by dividing net loss by the weighted average number of shares of common stock outstanding during the period, excluding shares of common stock subject to forfeiture by the Sponsor. Weighted average shares were reduced for the effect of an aggregate of 1,350,000 Class B shares of common stock that are subject to forfeiture if the over-allotment option is not exercised by the underwriters (see Note 7). At February 12, 2020, the Company did not have any dilutive securities and other contracts that could, potentially, be exercised or converted into shares of common stock and then share in the earnings of the Company. As a result, diluted loss per share is the same as basic loss per share for the periods presented.
Concentration of Credit Risk
Financial instruments that potentially subject the Company to concentrations of credit risk consist of a cash account in a financial institution, which, at times, may exceed the Federal Depository Insurance Coverage of $250,000. At February 12, 2020, the Company had not experienced losses on this account and management believes the Company is not exposed to significant risks on such account.
Fair Value of Financial Instruments
The fair value of the Company’s assets and liabilities, which qualify as financial instruments under ASC 820, “Fair Value Measurements,” approximates the carrying amounts represented in the accompanying balance sheets, primarily due to their short-term nature.
Recent Accounting Pronouncements
Management does not believe that any recently issued, but not yet effective, accounting pronouncements, if currently adopted, would have a material effect on the Company’s financial statements.
Note 3 — Proposed Public Offering
Pursuant to the Proposed Public Offering, the Company intends to offer for sale 36,000,000 Units (or 41,400,000 Units if the underwriters’ over-allotment option is exercised in full) at a price of $10.00 per Unit. Each Unit is expected to consist of one share of common stock and one-third of one warrant (“Public Warrant”). Each whole Public Warrant is anticipated to entitle the holder to purchase one share of common stock at a price of $11.50 per share, subject to adjustment (see Note 7).

LONGVIEW ACQUISITION CORP.
NOTES TO FINANCIAL STATEMENTS
Note 4 — Private Placement
The Company anticipates entering into an agreement with the Sponsor pursuant to which the Sponsor will purchase a mutually agreed upon number of Private Placement Warrants, for an aggregate purchase price of $9,200,000, or $10,280,000 if the over-allotment option is exercised in full, in a private placement that will occur simultaneously with the closing of the Proposed Public Offering. Each Private Placement Warrant is anticipated to be exercisable to purchase one share of common stock at an exercise price of $11.50 per share, subject to adjustment (see Note 7). A portion of the proceeds from the Private Placement Warrants will be added to the proceeds from the Proposed Public Offering to be held in the Trust Account. If the Company does not complete a Business Combination within the Combination Period, the proceeds from the sale of the Private Placement Warrants held in the Trust Account will be used to fund the redemption of the Public Shares (subject to the requirements of applicable law), and the Private Placement Warrants will expire worthless.
Note 5 — Related Party Transactions
Founder Shares
In February 2020, the Sponsor purchased 8,625,000 shares (the “Founder Shares”) of the Company’s common stock for an aggregate price of $25,000. On May 20, 2020, the Company effected a stock dividend of 1,725,000 shares with respect to the Class B common stock, resulting in the Sponsor holding an aggregate of 10,350,000 Founder Shares. The shares and the associated amounts have been retroactively restated to reflect the stock dividend. The Founder Shares will automatically convert into shares of Class A common stock at the time of a Business Combination, on a one-for-one basis, subject to certain adjustments, as described in Note 7.
The Founder Shares include an aggregate of up to 1,350,000 Class B shares subject to forfeiture by the Sponsor to the extent that the underwriters’ over-allotment is not exercised in full or in part, so that the number of Founder Shares will collectively represent approximately 20% of the Company’s issued and outstanding shares after the Proposed Public Offering.
The Sponsor has agreed, subject to certain limited exceptions, not to transfer, assign or sell any of the Founder Shares until the earlier of (A) one year after the completion of a Business Combination and (B) subsequent to a Business Combination, (x) if the last reported sale price of the Class A common stock equals or exceeds $12.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 150 days after a Business Combination, or (y) the date on which the Company completes a liquidation, merger, stock exchange, reorganization or other similar transaction that results in all of the Company’s stockholders having the right to exchange their shares of Class A common stock for cash, securities or other property.
Promissory Note — Related Party
On February 12, 2020, the Sponsor issued an unsecured promissory note to the Company (the “Promissory Note”), pursuant to which the Company may borrow up to an aggregate principal amount of $300,000. The Promissory Note is non-interest bearing and payable on the earlier of December 31, 2020 or the consummation of the Proposed Public Offering. As of February 12, 2020, there was $0 outstanding under the Promissory Note (see Note 8).
Related Party Loans
In addition, in order to finance transaction costs in connection with a Business Combination, the Sponsor, an affiliate of the Sponsor, or certain of the Company’s officers and directors or their affiliates may, but are not obligated to, loan the Company funds as may be required (“Working Capital Loans”). If the Company completes a Business Combination, the Company would repay the Working Capital Loans out

LONGVIEW ACQUISITION CORP.
NOTES TO FINANCIAL STATEMENTS
of the proceeds of the Trust Account released to the Company. Otherwise, the Working Capital Loans would be repaid only out of funds held outside the Trust Account. In the event that a Business Combination does not close, the Company may use a portion of proceeds held outside the Trust Account to repay the Working Capital Loans but no proceeds held in the Trust Account would be used to repay the Working Capital Loans. The Working Capital Loans would either be repaid upon consummation of a Business Combination, without interest, or, at the lender’s discretion, up to $2,000,000 of such Working Capital Loans may be convertible into warrants of the post Business Combination entity. The warrants would be identical to the Private Placement Warrants. Except for the foregoing, the terms of such Working Capital Loans, if any, have not been determined and no written agreements exist with respect to such loans. As of February 12, 2020, no Working Capital Loans were outstanding.
Administrative Support Agreement
The Company intends to enter into an agreement, commencing on the effective date of the Proposed Public Offering through the earlier of the Company’s consummation of a Business Combination and its liquidation, to pay an affiliate of the Sponsor a total of $10,000 per month for office space, utilities, administrative and support services.
Note 6 — Commitments and Contingencies
Risks and Uncertainties
Management is currently evaluating the impact of the COVID-19 pandemic on the industry and has concluded that while it is reasonably possible that the virus could have a negative effect on the Company’s financial position, results of its operations and/or search for a target company, the specific impact is not readily determinable as of the date of these financial statements. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.
Registration Rights
The holders of the Founder Shares, Private Placement Warrants, and warrants that may be issued upon conversion of Working Capital Loans (and any shares of common stock issuable upon the exercise of the Private Placement Warrants or warrants issued upon conversion of the Working Capital Loans and upon conversion of the Founder Shares) will be entitled to registration rights pursuant to a registration rights agreement to be signed prior to or on the effective date of the Proposed Public Offering requiring the Company to register such securities for resale (in the case of the Founder Shares, only after conversion to shares of Class A common stock). The holders of these securities will be entitled to make up to three demands, excluding short form registration demands, that the Company register such securities. In addition, the holders will have certain “piggy-back” registration rights with respect to registration statements filed subsequent to the completion of a Business Combination and rights to require the Company to register for resale such securities pursuant to Rule 415 under the Securities Act. The Company will bear the expenses incurred in connection with the filing of any such registration statements.
Underwriting Agreement
The Company will grant the underwriters a 45-day option from the date of the Proposed Public Offering to purchase up to 5,400,000 additional Units to cover over-allotments, if any, at the Proposed Public Offering price less the underwriting discounts and commissions.
The underwriters will be entitled to a cash underwriting discount of $0.20 per Unit, or $7,200,000 in the aggregate (or $8,280,000 in the aggregate if the underwriters’ over-allotment option is exercised in full), payable upon the closing of the Proposed Public Offering. In addition, the underwriters will be entitled to a deferred fee of $0.35 per Unit, or $12,600,000 in the aggregate (or $14,490,000 in the aggregate if the

LONGVIEW ACQUISITION CORP.
NOTES TO FINANCIAL STATEMENTS
underwriters’ over-allotment option is exercised in full). The deferred fee will be forfeited by the underwriters solely in the event that the Company fails to complete a Business Combination, subject to the terms of the underwriting agreement.
Note 7 — Stockholder’s Equity
Preferred Stock — The Company is authorized to issue 1,000,000 shares of preferred stock with a par value of $0.0001 per share with such designation, rights and preferences as may be determined from time to time by the Company’s board of directors. At February 12, 2020, there were no shares of preferred stock issued or outstanding.
Class A Common Stock — The Company is authorized to issue 200,000,000 shares of Class A common stock with a par value of $0.0001 per share. Holders of Class A common stock are entitled to one vote for each share. At February 12, 2020, there were no shares of Class A common stock issued or outstanding.
Class B Common Stock — The Company is authorized to issue 20,000,000 shares of Class B common stock with a par value of $0.0001 per share. At February 12, 2020, there were 10,350,000 shares of Class B common stock issued and outstanding. On May 20, 2020, the Company effected a stock dividend of 1,725,000 shares with respect to the Class B common stock, resulting in the Sponsor holding an aggregate of 10,350,000 Founder Shares, so that such shares will collectively represent 20% of the Company’s issued and outstanding common stock after the Proposed Public Offering.
Holders of Class A common stock and Class B common stock will vote together as a single class on all matters submitted to a vote of stockholders except as required by law.
The shares of Class B common stock will automatically convert into shares of Class A common stock at the time of a Business Combination on a one-for-one basis, subject to adjustment. In the case that additional shares of Class A common stock, or equity-linked securities, are issued or deemed issued in excess of the amounts issued in the Proposed Public Offering and related to the closing of a Business Combination, including pursuant to a specified future issuance (which does not include the forward purchase shares described in the prospectus), the ratio at which shares of Class B common stock shall convert into shares of Class A common stock will be adjusted (unless the holders of a majority of the outstanding shares of Class B common stock agree to waive such adjustment with respect to any such issuance or deemed issuance, including a specified future issuance) so that the number of shares of Class A common stock issuable upon conversion of all shares of Class B common stock will equal, in the aggregate, on an as-converted basis, 20% of the sum of the total number of all shares of common stock outstanding upon the completion of the Proposed Public Offering, plus all shares of Class A common stock and equity-linked securities issued or deemed issued in connection with a Business Combination (net of the number of shares of Class A common stock redeemed in connection with a Business Combination), excluding any shares or equity-linked securities issued, or to be issued, to any seller in a Business Combination and any Private Placement Warrants issued to the Sponsor, an affiliate of the Sponsor or any of the Company’s officers or directors and any forward purchase shares issued as described in the prospectus.
Warrants — Public Warrants may only be exercised for a whole number of shares. No fractional warrants will be issued upon separation of the Units and only whole warrants will trade. The Public Warrants will become exercisable on the later of (a) 12 months from the closing of the Proposed Public Offering and (b) 30 days after the completion of a Business Combination.
The Company will not be obligated to deliver any shares of Class A common stock pursuant to the exercise of a warrant and will have no obligation to settle such warrant exercise unless a registration statement under the Securities Act covering the issuance of the shares of Class A common issuable upon exercise of the warrants is then effective and a current prospectus relating to those shares of Class A common stock is available, subject to the Company satisfying its obligations with respect to registration. No warrant will be exercisable for cash or on a cashless basis, and the Company will not be obligated to issue any shares to

LONGVIEW ACQUISITION CORP.
NOTES TO FINANCIAL STATEMENTS
holders seeking to exercise their warrants, unless the issuance of the shares upon such exercise is registered or qualified under the securities laws of the state of the exercising holder, or an exemption is available.
The Company has agreed that as soon as practicable, but in no event later than 15 business days after the closing of a Business Combination, it will use its best efforts to file with the SEC a registration statement registering the issuance, under the Securities Act, of the shares of Class A common stock issuable upon exercise of the warrants. The Company will use its best efforts to cause the same to become effective within 60 business days following a Business Combination and to maintain the effectiveness of such registration statement, and a current prospectus relating thereto, until the expiration of the warrants in accordance with the provisions of the warrant agreement. Notwithstanding the above, if the Class A common stock is at the time of any exercise of a warrant not listed on a national securities exchange such that it satisfies the definition of a “covered security” under Section 18(b)(1) of the Securities Act, the Company may, at its option, require holders of public warrants who exercise their warrants to do so on a “cashless basis” in accordance with Section 3(a)(9) of the Securities Act and, in the event the Company so elects, the Company will not be required to file or maintain in effect a registration statement, but will use its best efforts to qualify the shares under applicable blue sky laws to the extent an exemption is not available.
Redemption of warrants when the price per share of Class A common stock equals or exceeds $18.00. Once the warrants become exercisable, the Company may redeem the outstanding warrants (except as described herein with respect to the private placement warrants):
•
in whole and not in part;

•
at a price of $0.01 per warrant;

•
upon not less than 30 days’ prior written notice of redemption to each warrant holder; and

•
if, and only if, the last reported sale price of the Class A common stock equals or exceeds $18.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like and for certain issuances of Class A common stock and equity-linked securities as described below) for any 20 trading days within a 30-trading day period ending on the third trading day prior to the date the Company sends the notice of redemption to the warrant holders.
If and when the warrants become redeemable by the Company, it may exercise its redemption right even if the Company is unable to register or qualify the underlying securities for sale under all applicable state securities laws.
Redemption of warrants when the price per share of Class A common stock equals or exceeds $10.00. Commencing ninety days after the warrants become exercisable, the Company may redeem the outstanding warrants:
•
in whole and not in part;

•
at $0.10 per warrant upon a minimum of 30 days’ prior written notice of redemption provided that holders will be able to exercise their warrants on a cashless basis prior to redemption and receive that number of shares, based on the redemption date and the fair market value of the Class A common stock;

•
if, and only if, the last reported sale price of the Class A common stock equals or exceeds $10.00 per share (as adjusted per stock splits, stock dividends, reorganizations, reclassifications, recapitalizations and the like) on the trading day prior to the date on which the Company sends the notice of redemption to the warrant holders;

•
if, and only if, the Private Placement Warrants are also concurrently exchanged at the same price (equal to a number of shares of Class A common stock) as the outstanding Public Warrants, as described above; and

LONGVIEW ACQUISITION CORP.
NOTES TO FINANCIAL STATEMENTS
•
if, and only if, there is an effective registration statement covering the issuance of the shares of Class A common stock issuable upon exercise of the warrants and a current prospectus relating thereto available throughout the 30-day period after written notice of redemption is given.

If the Company calls the Public Warrants for redemption for cash, management will have the option to require all holders that wish to exercise the Public Warrants to do so on a “cashless basis,” as described in the warrant agreement. The exercise price and number of shares of common stock issuable upon exercise of the warrants may be adjusted in certain circumstances including in the event of a stock dividend, or recapitalization, reorganization, merger or consolidation. However, except as described below, the warrants will not be adjusted for issuance of common stock at a price below its exercise price. Additionally, in no event will the Company be required to net cash settle the warrants. If the Company is unable to complete a Business Combination within the Combination Period and the Company liquidates the funds held in the Trust Account, holders of warrants will not receive any of such funds with respect to their warrants, nor will they receive any distribution from the Company’s assets held outside of the Trust Account with the respect to such warrants. Accordingly, the warrants may expire worthless.
In addition, if the Company issues additional shares of Class A common stock or equity-linked securities for capital raising purposes in connection with the closing of an initial Business Combination at an issue price or effective issue price of less than $9.20 per share of Class A common stock (with such issue price or effective issue price to be determined in good faith by the Company’s board of directors, and, in the case of any such issuance to the Sponsor or its affiliates, without taking into account any Founder Shares held by the Sponsor or such affiliates, as applicable, prior to such issuance) (the “Newly Issued Price”), the exercise price of the warrants will be adjusted (to the nearest cent) to be equal to 115% of the Newly Issued Price, and the $18.00 per share redemption trigger price will be adjusted (to the nearest cent) to be equal to 180% of the Newly Issued Price.
The Private Placement Warrants will be identical to the Public Warrants underlying the Units being sold in the Proposed Public Offering, except that the Private Placement Warrants and the shares of common stock issuable upon the exercise of the Private Placement Warrants will not be transferable, assignable or saleable until 30 days after the completion of a Business Combination, subject to certain limited exceptions, and will be entitled to certain registration rights (see Note 6). Additionally, the Private Placement Warrants will be exercisable for cash or on a cashless basis, at the holder’s option, and be non-redeemable so long as they are held by the initial purchasers or their permitted transferees (except for a number of shares of Class A common stock as described above under
Redemption of warrants when the price per share of Class A common stock equals or exceeds $10.00). If the Private Placement Warrants are held by someone other than the initial purchasers or their permitted transferees, the Private Placement Warrants will be redeemable by the Company in all redemption scenarios and exercisable by such holders on the same basis as the Public Warrants.
Note 8 — Subsequent Events
The Company evaluated subsequent events and transactions that occurred after the balance sheet dates up to May 20, 2020, the date that the financial statements were available to be issued. Other than as described below, the Company did not identify any subsequent events that would have required adjustment or disclosure in the financial statements.
In April 2020, the Sponsor transferred 25,000 Founder Shares to each of the Company’s director nominees, for a total amount of 75,000 Founder Shares transferred.
As of May 20, 2020, the Company borrowed an aggregate of $191,000 under the Promissory Note.
On May 20, 2020, the Company effected a stock dividend of 1,725,000 shares with respect to the Class B common stock, resulting in the Sponsor holding an aggregate of 10,350,000 Founder Shares.
As a result of the execution of the underwriting agreement on May 20, 2020, the financial statements have been modified to reflect the final terms of the agreement.

LONGVIEW ACQUISITION CORP.
CONDENSED BALANCE SHEET
SEPTEMBER 30, 2020
(UNAUDITED)
ASSETS
Current assets:
Cash	$759,102
Prepaid expenses and other current assets	240,602
Total Current Assets	999,704
Investments held in Trust Account	414,222,151
TOTAL ASSETS	$415,221,855
LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities
Accrued expenses	$280,690
Income taxes payable	29,152
Total Current Liabilities	309,842
Deferred underwriting fee payable	14,490,000
TOTAL LIABILITIES	14,799,842
Commitments and Contingencies
Class A common stock, $0.0001 par value, subject to possible redemption, 39,542,201 shares at $10.00 per share	395,422,010
Stockholders’ Equity
Preferred stock, $0.0001 par value; 1,000,000 shares authorized; none issued or outstanding	—
Class A common stock, $0.0001 par value; 200,000,000 shares authorized; 1,857,799 issued or outstanding (excluding 39,542,201 shares subject to possible redemption)	186
Class B common stock, $0.0001 par value; 20,000,000 shares authorized; 10,350,000 shares issued and outstanding	1,035
Additional paid-in capital	5,389,917
Accumulated deficit	(391,135)
Total Stockholders’ Equity	5,000,003
TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$415,221,855
The accompanying notes are an integral part of the unaudited condensed financial statements.

LONGVIEW ACQUISITION CORP.
CONDENSED STATEMENTS OF OPERATIONS
(UNAUDITED)
	Three Months Ended September 30, 2020	For the Period from February 4, 2020 (Inception) Through September 30, 2020
Formation and operating costs	$462,905	$584,134
Loss from operations	(462,905)	(584,134)
Other income:
Interest earned on marketable securities held in Trust Account	165,021	222,151
Income (loss) before provision for income taxes	(297,884)	(361,983)
Provision for income taxes	(29,152)	(29,152)
Net loss	$(327,036)	$(391,135)
Weighted average shares outstanding of Class A redeemable common stock	41,400,000	40,617,323
Basic and diluted income per share, Class A	$0.00	$0.00
Weighted average shares outstanding of Class B non-redeemable common stock(1)	10,350,000	10,350,000
Basic and diluted net loss per share, Class B	$(0.03)	$(0.04)

(1)
On May 20, 2020, the Company effected a stock dividend of 1,725,000 shares with respect to the Class B common stock, resulting in the Sponsor holding an aggregate of 10,350,000 Founder Shares (see Note 5).

The accompanying notes are an integral part of the unaudited condensed financial statements.

LONGVIEW ACQUISITION CORP.
CONDENSED STATEMENT OF CHANGES IN STOCKHOLDERS’ EQUITY
THREE MONTHS ENDED SEPTEMBER 30, 2020 AND
FOR THE PERIOD FROM FEBRUARY 4, 2020 (INCEPTION) THROUGH SEPTEMBER 30, 2020
(UNAUDITED)
	Class A Common Stock		Class B Common Stock		Additional Paid-in Capital	Accumulated Deficit	Total Stockholders’ Equity
	Shares	Amount	Shares	Amount
Balance – February 4, 2020	—	$—	—	$—	$—	$—	$—
Issuance of Class B common stock to Sponsor(1)(2)	—	—	10,350,000	1,035	23,965	—	25,000
Net loss	—	—	—	—	—	(1,000)	(1,000)
Balance – March 31, 2020	—	—	10,350,000	1,035	23,965	(1,000)	24,000
Sale of 41,400,000 Units, net of underwriting discounts	41,400,000	4,140	—	—	390,504,008	—	390,508,148
Sale of 6,853,333 Private Placement Warrants	—	—	—	—	10,280,000	—	10,280,000
Common stock subject to possible redemption	(39,574,904)	(3,957)	—	—	(395,745,083)	—	(395,749,040)
Net loss	—	—	—	—	—	(63,099)	(63,099)
Balance – June 30, 2020	1,825,096	$183	10,350,000	$1,035	$5,062,890	$(64,099)	$5,000,009
Change in value of common stock subject to possible redemption	32,703	3	—	—	327,027	—	327,030
Net loss	—	—	—	—	—	(327,036)	(327,036)
Balance – September 30, 2020	1,857,799	$186	10,350,000	$1,035	$5,389,917	$(391,135)	$5,000,003

(1)
Included 1,350,000 shares of Class B common stock that were subject to forfeiture to the extent the over-allotment option was not exercised in full or in part by the underwriters (see Note 5).

(2)
On May 20, 2020, the Company effected a stock dividend of 1,725,000 shares with respect to the Class B common stock, resulting in the Sponsor holding an aggregate of 10,350,000 Founder Shares (see Note 5).

The accompanying notes are an integral part of the unaudited condensed financial statements.

LONGVIEW ACQUISITION CORP.
CONDENSED STATEMENT OF CASH FLOWS
FOR THE PERIOD FROM FEBRUARY 4, 2020 (INCEPTION) THROUGH SEPTEMBER 30, 2020
(UNAUDITED)
Cash Flows from Operating Activities:
Net loss	$(391,135)
Adjustments to reconcile net loss to net cash used in operating activities:
Interest earned on marketable securities held in Trust Account	(222,151)
Changes in operating assets and liabilities:
Prepaid expenses	(240,602)
Accrued expenses	280,690
Income taxes payable	29,152
Net cash used in operating activities	(544,046)
Cash Flows from Investing Activities:
Investment of cash into Trust Account	(414,000,000)
Net cash used in investing activities	(414,000,000)
Cash Flows from Financing Activities
Proceeds from issuance of Class B common stock to Sponsor	25,000
Proceeds from sale of Units, net of underwriting discounts paid	405,720,000
Proceeds from sale of Private Placement Warrants	10,280,000
Proceeds from promissory note – related party	191,000
Repayment from promissory note – related party	(191,000)
Payment of offering costs	(721,852)
Net cash provided by financing activities	415,303,148
Net Change in Cash	759,102
Cash – Beginning of period	—
Cash – End of period	$759,102
Supplemental Disclosure of Non-Cash Activities:
Initial classification of common stock subject to possible redemption	$395,812,140
Change in value of common stock subject to possible redemption	$(390,130)
Deferred underwriting fee payable	$14,490,000
The accompanying notes are an integral part of the unaudited condensed financial statements.

LONGVIEW ACQUISITION CORP.
NOTES TO CONDENSED FINANCIAL STATEMENTS
SEPTEMBER 30, 2020
(Unaudited)
NOTE 1 — DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS
Longview Acquisition Corp. (the “Company”) was incorporated in Delaware on February 4, 2020. The Company was formed for the purpose of entering into a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses (the “Business Combination”).
The Company is not limited to a particular industry or sector for purposes of consummating a Business Combination. The Company is an early stage and emerging growth company and, as such, the Company is subject to all of the risks associated with early stage and emerging growth companies.
As of September 30, 2020, the Company had not commenced any operations. All activity for the period from February 4, 2020 (inception) through September 30, 2020 relates to the Company’s formation and the initial public offering (“Initial Public Offering”), which is described below, and identifying a target company for a Business Combination. The Company will not generate any operating revenues until after the completion of a Business Combination, at the earliest. The Company will generate non-operating income in the form of interest income from the proceeds derived from the Initial Public Offering.
The registration statements for the Company’s Initial Public Offering became effective on May 20, 2020. On May 26, 2020, the Company consummated the Initial Public Offering of 36,000,000 units (the “Units” and, with respect to the shares of common stock included in the Units sold, the “Public Shares”), generating gross proceeds of $360,000,000, which is described in Note 3.
Simultaneously with the closing of the Initial Public Offering, the Company consummated the sale of 6,133,333 warrants (the “Private Placement Warrants”) at a price of $1.50 per Private Placement Warrant in a private placement to Longview Investors LLC (the “Sponsor”), generating gross proceeds of $9,200,000, which is described in Note 4.
Following the closing of the Initial Public Offering on May 26, 2020, an amount of $360,000,000 ($10.00 per Unit) from the net proceeds of the sale of the Units in the Initial Public Offering and the sale of the Private Placement Warrants was placed in a trust account (the “Trust Account”) located in the United States and invested only in U.S. government securities, within the meaning set forth in Section 2(a)(16) of the Investment Company Act of 1940, as amended (the “Investment Company Act”), with a maturity of 185 days or less or in any open-ended investment company that holds itself out as a money market fund selected by the Company meeting certain conditions of Rule 2a-7 of the Investment Company Act, as determined by the Company, until the earlier of: (i) the completion of a Business Combination; (ii) the redemption of any Public Shares properly tendered in connection with a stockholder vote to amend the Company’s Amended and Restated Certificate of Incorporation (A) to modify the substance or timing of the Company’s obligation to allow redemption in connection with the Company’s initial Business Combination or to redeem 100% of the Public Shares if the Company does not complete a Business Combination within 24 months from the closing of the Initial Public Offering or (B) with respect to any other provision relating to stockholders’ rights or pre-initial business combination activity; and (iii) the distribution of the Trust Account, as described below.
On June 9, 2020, in connection with the underwriters’ election to partially exercise their over-allotment option, the Company consummated the sale of an additional 4,000,000 Units at $10.00 per Unit, generating additional gross proceeds of $40,000,000. Simultaneously with the partial exercise of the over-allotment option, the Company sold an additional 533,333 Private Placement Warrants, at a purchase price of $1.50 per Private Placement Warrant, generating total gross proceeds of $800,000. A total of $40,000,000 of net proceeds were deposited in the Trust Account, bringing the aggregate proceeds held in the Trust Account to $400,000,000.

LONGVIEW ACQUISITION CORP.
NOTES TO CONDENSED FINANCIAL STATEMENTS
SEPTEMBER 30, 2020
(Unaudited)
On June 26, 2020, the Company consummated the sale of an additional 1,400,000 Units at a price of $10.00 per Unit upon receiving notice of the underwriters’ election to exercise their remaining over-allotment option, generating additional gross proceeds of $14,000,000. Simultaneously with the exercise of the remaining over-allotment option, the Company sold an additional 186,667 Private Placement Warrants, at a purchase price of $1.50 per Private Placement Warrant, generating gross proceeds of $280,000. A total of $14,000,000 of net proceeds were deposited in the Trust Account, bringing the aggregate proceeds held in the Trust Account to $414,000,000.
Transaction costs amounted to $23,491,852, consisting of $8,280,000 of underwriting fees (excluding the deferred portion), $14,490,000 of deferred underwriting fees and $721,852 of other offering costs.
Substantially all of the net proceeds of the Initial Public Offering and the sale of the Private Placement Warrants are intended to be applied generally toward consummating a Business Combination, and the Company’s management has broad discretion to identify targets for such a potential Business Combination and over the specific application of the funds held in the Trust Account if and when such funds are properly released from the Trust Account. There is no assurance that the Company will be able to complete a Business Combination successfully. The Company must complete a Business Combination with one or more operating businesses or assets that together have an aggregate fair market value equal to at least 80% of the net assets held in the Trust Account (net of amounts disbursed to management for working capital purposes, if permitted, and excluding the amount of any deferred underwriting commissions) at the time of the Company’s signing a definitive agreement in connection with its initial Business Combination. The Company will only complete a Business Combination if the post-transaction company owns or acquires 50% or more of the outstanding voting securities of the target or otherwise acquires an interest in the target business or assets sufficient for it not to be required to register as an investment company under the Investment Company Act.
The Company will provide its holders of the outstanding Public Shares (the “public stockholders”) with the opportunity to redeem all or a portion of their Public Shares upon the completion of a Business Combination either (i) in connection with a stockholder meeting called to approve the Business Combination or (ii) by means of a tender offer. The decision as to whether the Company will seek stockholder approval of a Business Combination or conduct a tender offer will be made by the Company. The public stockholders will be entitled to redeem their Public Shares for a pro rata portion of the amount then in the Trust Account ($10.00 per Public Share, plus any pro rata interest earned on the funds held in the Trust Account and not previously released to the Company to pay its tax obligations). There will be no redemption rights upon the completion of a Business Combination with respect to the Company’s warrants.
The Company will only proceed with a Business Combination if the Company has net tangible assets of at least $5,000,001 either prior to or upon such consummation of a Business Combination and, if the Company seeks stockholder approval, a majority of the shares voted are voted in favor of the Business Combination. If a stockholder vote is not required by applicable law or stock exchange rules and the Company does not decide to hold a stockholder vote for business or other reasons, the Company will, pursuant to its Amended and Restated Certificate of Incorporation (the “Amended and Restated Certificate of Incorporation”), conduct the redemptions pursuant to the tender offer rules of the U.S. Securities and Exchange Commission (“SEC”) and file tender offer documents with the SEC prior to completing a Business Combination. If, however, stockholder approval of the transaction is required by applicable law or stock exchange rules, or the Company decides to obtain stockholder approval for business or other reasons, the Company will offer to redeem shares in conjunction with a proxy solicitation pursuant to the proxy rules and not pursuant to the tender offer rules. If the Company seeks stockholder approval in connection with a Business Combination, the Sponsor has agreed to vote its Founder Shares (as defined in Note 5), and any Public Shares purchased during or after the Initial Public Offering in favor of approving a Business Combination and not to convert any shares in connection with a stockholder vote to approve a Business Combination or sell any shares to the Company in a tender offer in connection with a Business Combination.

LONGVIEW ACQUISITION CORP.
NOTES TO CONDENSED FINANCIAL STATEMENTS
SEPTEMBER 30, 2020
(Unaudited)
Additionally, each public stockholder may elect to redeem their Public Shares irrespective of whether they vote for or against the Initial transaction or do not vote at all.
Notwithstanding the above, if the Company seeks stockholder approval of a Business Combination and it does not conduct redemptions pursuant to the tender offer rules, the Amended and Restated Certificate of Incorporation provides that a public stockholder, together with any affiliate of such stockholder or any other person with whom such stockholder is acting in concert or as a “group” (as defined under Section 13 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)), will be restricted from redeeming its shares with respect to more than an aggregate of 15% or more of the Public Shares, without the prior consent of the Company.
The Sponsor has agreed (a) to waive its redemption rights with respect to its Founder Shares and Public Shares held by it in connection with the completion of a Business Combination and (b) not to propose an amendment to the Amended and Restated Certificate of Incorporation (i) to modify the substance or timing of the Company’s obligation to allow redemption in connection with the Company’s initial Business Combination or to redeem 100% of its Public Shares if the Company does not complete a Business Combination or (ii) with respect to any other provision relating to stockholders’ rights or pre-initial business combination activity, unless the Company provides the public stockholders with the opportunity to redeem their Public Shares in conjunction with any such amendment.
The Company will have until May 26, 2022, or such later date as a result of a stockholder vote to amend the Amended and Restated Certificate of Incorporation, to complete a Business Combination (the “Combination Period”). If the Company is unable to complete a Business Combination within the Combination Period, the Company will (i) cease all operations except for the purpose of winding up, (ii) as promptly as reasonably possible but not more than ten business days thereafter, redeem the Public Shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account including interest earned on the funds held in the Trust Account and not previously released to the Company to pay its tax obligations (less up to $100,000 of interest to pay dissolution expenses), divided by the number of then outstanding Public Shares, which redemption will completely extinguish public stockholders’ rights as stockholders (including the right to receive further liquidating distributions, if any), and (iii) as promptly as reasonably possible following such redemption, subject to the approval of the Company’s remaining stockholders and the Company’s board of directors, dissolve and liquidate, subject in each case to the Company’s obligations under Delaware law to provide for claims of creditors and the requirements of other applicable law. There will be no redemption rights or liquidating distributions with respect to the Company’s warrants, which will expire worthless if the Company fails to complete a Business Combination within the Combination Period.
The Sponsor has agreed to waive its liquidation rights with respect to the Founder Shares if the Company fails to complete a Business Combination within the Combination Period. However, if the Sponsor acquires Public Shares in or after the Initial Public Offering, such Public Shares will be entitled to liquidating distributions from the Trust Account if the Company fails to complete a Business Combination within the Combination Period. The underwriters have agreed to waive their rights to their deferred underwriting commission (see Note 6) held in the Trust Account in the event the Company does not complete a Business Combination within the Combination Period and, in such event, such amounts will be included with the other funds held in the Trust Account that will be available to fund the redemption of the Public Shares. In the event of such distribution, it is possible that the per share value of the assets remaining available for distribution will be less than the Initial Public Offering price per Unit ($10.00).
In order to protect the amounts held in the Trust Account, the Sponsor has agreed to be liable to the Company if and to the extent any claims by a third party (other than the Company’s independent registered public accounting firm) for services rendered or products sold to the Company, or a prospective target business with which the Company has discussed entering into a transaction agreement, reduce the amount

LONGVIEW ACQUISITION CORP.
NOTES TO CONDENSED FINANCIAL STATEMENTS
SEPTEMBER 30, 2020
(Unaudited)
of funds in the Trust Account to below (1) $10.00 per Public Share or (2) such lesser amount per Public Share held in the Trust Account as of the date of the liquidation of the Trust Account due to reductions in the value of the trust assets, in each case net of the interest which may be withdrawn to pay taxes (less up to $100,000 of interest to pay dissolution expenses), except as to any claims by a third party who executed a waiver of any and all rights to seek access to the Trust Account and except as to any claims under the Company’s indemnity of the underwriters of the Initial Public Offering against certain liabilities, including liabilities under the Securities Act of 1933, as amended (the “Securities Act”). Moreover, in the event that an executed waiver is deemed to be unenforceable against a third party, the Sponsor will not be responsible to the extent of any liability for such third-party claims. The Company will seek to reduce the possibility that the Sponsor will have to indemnify the Trust Account due to claims of creditors by endeavoring to have all vendors, service providers (except the Company’s independent registered public accounting firm), prospective target businesses and other entities with which the Company does business, execute agreements with the Company waiving any right, title, interest or claim of any kind in or to monies held in the Trust Account.
NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Basis of Presentation
The accompanying unaudited condensed financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”) for interim financial information and in accordance with the instructions to Form 10-Q and Article 8 of Regulation S-X of the SEC. Certain information or footnote disclosures normally included in financial statements prepared in accordance with GAAP have been condensed or omitted, pursuant to the rules and regulations of the SEC for interim financial reporting. Accordingly, they do not include all the information and footnotes necessary for a complete presentation of financial position, results of operations, or cash flows. In the opinion of management, the accompanying unaudited condensed financial statements include all adjustments, consisting of a normal recurring nature, which are necessary for a fair presentation of the financial position, operating results and cash flows for the periods presented.
The accompanying unaudited condensed financial statements should be read in conjunction with the Company’s prospectus for its Initial Public Offering as filed with the SEC on May 22, 2020, as well as the Company’s Current Reports on Form 8-K, as filed with the SEC on May 27, 2020 and June 1, 2020. The interim results for the three months ended September 30, 2020 and for the period from February 4, 2020 (inception) through September 30, 2020 are not necessarily indicative of the results to be expected for the period ending December 31, 2020 or for any future interim periods.
Emerging Growth Company
The Company is an “emerging growth company,” as defined in Section 2(a) of the Securities Act, as modified by the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”), and it may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies including, but not limited to, not being required to comply with the independent registered public accounting firm attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in its periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved.
Further, Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply

LONGVIEW ACQUISITION CORP.
NOTES TO CONDENSED FINANCIAL STATEMENTS
SEPTEMBER 30, 2020
(Unaudited)
with the requirements that apply to non-emerging growth companies but any such election to opt out is irrevocable. The Company has elected not to opt out of such extended transition period which means that when a standard is issued or revised and it has different application dates for public or private companies, the Company, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of the Company’s financial statements with another public company which is neither an emerging growth company nor an emerging growth company which has opted out of using the extended transition period difficult or impossible because of the potential differences in accounting standards used.
Use of Estimates
The preparation of the unaudited condensed financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the condensed financial statements and the reported amounts of revenues and expenses during the reporting period.
Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future events. Accordingly, the actual results could differ significantly from those estimates.
Common Stock Subject to Possible Redemption
The Company accounts for its common stock subject to possible redemption in accordance with the guidance in Accounting Standards Codification (“ASC”) Topic 480 “Distinguishing Liabilities from Equity.” Common stock subject to mandatory redemption is classified as a liability instrument and is measured at fair value. Conditionally redeemable common stock (including common stock that features redemption rights that is either within the control of the holder or subject to redemption upon the occurrence of uncertain events not solely within the Company’s control) is classified as temporary equity. At all other times, common stock is classified as stockholders’ equity. The Company’s common stock features certain redemption rights that are considered to be outside of the Company’s control and subject to occurrence of uncertain future events. Accordingly, at September 30, 2020, the 39,542,201 shares of common stock subject to possible redemption are presented as temporary equity, outside of the stockholders’ equity section of the Company’s condensed balance sheet.
Offering Costs
Offering costs consist of legal, accounting, underwriting fees and other costs incurred through the Initial Public Offering that are directly related to the Initial Public Offering. Offering costs amounting to $23,491,852 were charged to stockholders’ equity upon the completion of the Initial Public Offering.
Income Taxes
The Company follows the asset and liability method of accounting for income taxes under ASC 740, “Income Taxes.” Deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statements carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that included the enactment date. Valuation allowances are established, when necessary,

LONGVIEW ACQUISITION CORP.
NOTES TO CONDENSED FINANCIAL STATEMENTS
SEPTEMBER 30, 2020
(Unaudited)
to reduce deferred tax assets to the amount expected to be realized. As of September 30, 2020, the Company had a deferred tax asset of approximately $105,000, which had a full valuation allowance recorded against it of approximately $105,000.
The Company’s current taxable income primarily consists of interest income earned on the Trust Account. The Company’s general and administrative costs are generally considered start-up costs and are not currently deductible. During the three months ended September 30, 2020 and for the period from February 4, 2020 (inception) through September 30, 2020, the Company recorded income tax expense of approximately $29,000, primarily related to interest income earned on the Trust Account. The Company’s effective tax rate for the three months ended September 30, 2020 and for the period from February 4, 2020 (inception) through September 30, 2020 was approximately 10% and 8%, which differs from the expected income tax rate due to the start-up costs (discussed above) which are not currently deductible.
ASC 740 prescribes a recognition threshold and a measurement attribute for the financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more likely than not to be sustained upon examination by taxing authorities.
The Company recognizes accrued interest and penalties related to unrecognized tax benefits as income tax expense. There were no unrecognized tax benefits and no amounts accrued for interest and penalties as of September 30, 2020. The Company is currently not aware of any issues under review that could result in significant payments, accruals or material deviation from its position. The Company is subject to income tax examinations by major taxing authorities since inception.
Net Income (Loss) per Common Share
Net income (loss) per common share is computed by dividing net income (loss) by the weighted average number of shares of common stock outstanding for the period. The Company has not considered the effect of warrants sold in the Initial Public Offering and as part of the Private Placement Warrants to purchase 20,653,333 shares of Class A common stock in the calculation of diluted income (loss) per share, since the exercise of such warrants are contingent upon the occurrence of future events and the inclusion of such warrants would be anti-dilutive.
The Company’s statements of operations includes a presentation of income (loss) per share for common shares subject to redemption in a manner similar to the two-class method of income per share. Net income per common share, basic and diluted, for Class A redeemable common stock held by Public Stockholders for the three months ended September 30, 2020 and for the period from February 4, 2020 (inception) through September, 2020 is calculated by dividing the interest income earned on the Trust Account of $165,021 and 222,151, respectively, net of applicable franchise and income taxes of $45,818 and $112,485, respectively, for the three months ended September 30, 2020 and for the period from February 4, 2020 (inception) through September 30, 2020, by the weighted average number of shares of Class A redeemable common stock held by Public Stockholders since issuance. Net loss per common share, basic and diluted, for Class B non-redeemable common stock is calculated by dividing net loss for the three months ended September 30, 2020 and for the period from February 4, 2020 (inception) through September 30, 2020 of $327,036 and $391,135, respectively, less income attributable to Class A redeemable common stock (which is net of franchise and income taxes, limited to interest income) of $119,203 and $109,666, respectively, by the weighted average number of Class B non-redeemable common stock outstanding for the periods. Class B non-redeemable common stock includes the Founder Shares as these shares do not have any redemption features and do not participate in the income earned on the Trust Account.
Concentration of Credit Risk
Financial instruments that potentially subject the Company to concentrations of credit risk consist of a cash account in a financial institution, which, at times, may exceed the Federal Depository Insurance

LONGVIEW ACQUISITION CORP.
NOTES TO CONDENSED FINANCIAL STATEMENTS
SEPTEMBER 30, 2020
(Unaudited)
Coverage of $250,000. At September 30, 2020, the Company had not experienced losses on this account and management believes the Company is not exposed to significant risks on such account.
Fair Value of Financial Instruments
The fair value of the Company’s assets and liabilities, which qualify as financial instruments under ASC Topic 820, “Fair Value Measurement,” approximates the carrying amounts represented in the accompanying condensed balance sheet, primarily due to their short-term nature.
Recent Accounting Standards
Management does not believe that any recently issued, but not yet effective, accounting standards, if currently adopted, would have a material effect on the Company’s condensed financial statements.
NOTE 3 — INITIAL PUBLIC OFFERING
Pursuant to the Initial Public Offering, on May 26, 2020, the Company sold 36,000,000 Units to the underwriters. On June 9, 2020, the Company sold an additional 4,000,000 Units sold to the underwriters upon the underwriters’ election to partially exercise their over-allotment option at a purchase price of $10.00 per Unit. On June 26, 2020, in connection with the underwriters’ election to exercise their remaining over-allotment option, the Company sold an additional 1,400,000 Units at price of $10.00 per Unit. Each Unit consists of one share of Class A common stock and one-third of one warrant (“Public Warrant”). Each whole Public Warrant entitles the holder to purchase one share of common stock at a price of $11.50 per share, subject to adjustment (see Note 7).
NOTE 4 — PRIVATE PLACEMENT
Simultaneously with the closing of the Initial Public Offering, the Sponsor purchased 6,133,333 Private Placement Warrants at a price of $1.50 per Private Placement Warrant, for an aggregate purchase price of $9,200,000. On June 9, 2020, in connection with the underwriters’ election to partially exercise their over-allotment option, the Company sold an additional 533,333 Private Placement Warrants to the Sponsor, at a price of $1.50 per Private Placement Warrant, generating gross proceeds of $800,000. On June 26, 2020, in connection with the underwriters’ election to exercise their remaining over-allotment option, the Company sold an additional 186,667 Private Placement Warrants to the Sponsor, at a price of $1.50 per Private Placement Warrant, generating gross proceeds of $280,000. Each Private Placement Warrant is exercisable to purchase one share of common stock at an exercise price of $11.50 per share, subject to adjustment (see Note 7). A portion of the proceeds from the Private Placement Warrants were added to the net proceeds from the Initial Public Offering to be held in the Trust Account. If the Company does not complete a Business Combination within the Combination Period, the proceeds from the sale of the Private Placement Warrants held in the Trust Account will be used to fund the redemption of the Public Shares (subject to the requirements of applicable law), and the Private Placement Warrants will expire worthless.
NOTE 5 — RELATED PARTY TRANSACTIONS
Founder Shares
In February 2020, the Sponsor purchased 8,625,000 shares (the “Founder Shares”) of the Company’s Class B common stock for an aggregate price of $25,000. In April 2020, the Sponsor transferred 25,000 Founder Shares to each of the Company’s director nominees, for a total amount of 75,000 Founder Shares transferred. On May 20, 2020, the Company effected a stock dividend of 1,725,000 shares with respect to the Class B common stock, resulting in the initial stockholders holding an aggregate of 10,350,000 Founder Shares. All share and per-share amounts have been retroactively restated to reflect the stock dividend. The

LONGVIEW ACQUISITION CORP.
NOTES TO CONDENSED FINANCIAL STATEMENTS
SEPTEMBER 30, 2020
(Unaudited)
Founder Shares will automatically convert into shares of Class A common stock at the time of a Business Combination, on a one-for-one basis, subject to certain adjustments, as described in Note 7.
The Founder Shares included an aggregate of up to 1,350,000 shares of Class B common stock subject to forfeiture by the Sponsor to the extent that the underwriters’ over-allotment was not exercised in full or in part, so that the number of Founder Shares would collectively represent approximately 20% of the Company’s issued and outstanding shares after the Initial Public Offering. As a result of the underwriters’ election to partially exercise their over-allotment option on June 9, 2020 and their election to exercise their remaining over-allotment option on June 26, 2020, the 1,350,000 Founder Shares are no longer subject to forfeiture.
The Sponsor has agreed, subject to certain limited exceptions, not to transfer, assign or sell any of the Founder Shares until the earlier of (A) one year after the completion of a Business Combination and (B) subsequent to a Business Combination, (x) if the last reported sale price of the Class A common stock equals or exceeds $12.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 150 days after a Business Combination, or (y) the date on which the Company completes a liquidation, merger, stock exchange, reorganization or other similar transaction that results in all of the Company’s stockholders having the right to exchange their shares of Class A common stock for cash, securities or other property.
Promissory Note — Related Party
On February 12, 2020, the Sponsor issued an unsecured promissory note to the Company (the “Promissory Note”), pursuant to which the Company could borrow up to an aggregate principal amount of $300,000. The Promissory Note was non-interest bearing and payable on the earlier of December 31, 2020 and the consummation of the Initial Public Offering. As of May 26, 2020, there was $191,000 outstanding under the Promissory Note, of which such amount was repaid on May 27, 2020.
Related Party Loans
In addition, in order to finance transaction costs in connection with a Business Combination, the Sponsor, an affiliate of the Sponsor, or certain of the Company’s officers and directors or their affiliates may, but are not obligated to, loan the Company funds as may be required (“Working Capital Loans”). If the Company completes a Business Combination, the Company would repay the Working Capital Loans out of the proceeds of the Trust Account released to the Company. Otherwise, the Working Capital Loans would be repaid only out of funds held outside the Trust Account. In the event that a Business Combination does not close, the Company may use a portion of proceeds held outside the Trust Account to repay the Working Capital Loans but no proceeds held in the Trust Account would be used to repay the Working Capital Loans. The Working Capital Loans would either be repaid upon consum mation of a Business Combination, without interest, or, at the lender’s discretion, up to $2,000,000 of such Working Capital Loans may be convertible into warrants of the post Business Combination entity. The warrants would be identical to the Private Placement Warrants. Except for the foregoing, the terms of such Working Capital Loans, if any, have not been determined and no written agreements exist with respect to such loans. As of September 30, 2020, no Working Capital Loans were outstanding.
Administrative Support Agreement
The Company entered into an agreement whereby, commencing on May 26, 2020 through the earlier of the Company’s consummation of a Business Combination or its liquidation, the Company will pay an affiliate of the Sponsor a total of $10,000 per month for office space, utilities, administrative and support services.

LONGVIEW ACQUISITION CORP.
NOTES TO CONDENSED FINANCIAL STATEMENTS
SEPTEMBER 30, 2020
(Unaudited)
For the three months ended September 30, 2020 and for the period from February 4, 2020 (inception) through September 30, 2020, the Company incurred and paid $30,000 and $40,000, respectively in fees for these services.
NOTE 6 — COMMITMENTS AND CONTINGENCIES
Risks and Uncertainties
Management continues to evaluate the impact of the COVID-19 pandemic on the industry and has concluded that while it is reasonably possible that the virus could have a negative effect on the Company’s financial position, results of its operations and/or search for a target company, the specific impact is not readily determinable as of the date of these financial statements. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.
Registration Rights
Pursuant to a registration rights agreement entered into on May 26, 2020, holders of the Founder Shares, Private Placement Warrants, and warrants that may be issued upon conversion of Working Capital Loans (and any shares of common stock issuable upon the exercise of the Private Placement Warrants or warrants issued upon conversion of the Working Capital Loans and upon conversion of the Founder Shares) will be entitled to registration rights requiring the Company to register such securities for resale (in the case of the Founder Shares, only after conversion to shares of Class A common stock). The holders of these securities will be entitled to make up to three demands, excluding short form registration demands, that the Company register such securities. In addition, the holders will have certain “piggy-back” registration rights with respect to registration statements filed subsequent to the completion of a Business Combination and rights to require the Company to register for resale such securities pursuant to Rule 415 under the Securities Act. The Company will bear the expenses incurred in connection with the filing of any such registration statements.
Underwriting Agreement
The Company granted the underwriters a 45-day option from the date of the Initial Public Offering to purchase up to 5,400,000 additional Units to cover over-allotments, if any, at the Initial Public Offering price less the underwriting discounts and commissions. On June 9, 2020, the underwriters elected to partially exercise their over-allotment option to purchase 4,000,000 Units at a purchase price of $10.00 per Unit. On June 26, 2020, the underwriters elected to exercise their remaining over-allotment option to purchase 1,400,000 Units at a purchase price of $10.00 per Unit.
In connection with the closing of the Initial Public Offering and the over-allotment options, the underwriters were paid a cash underwriting discount of $0.20 per Unit, or $8,280,000 in the aggregate. In addition, the underwriters are entitled to a deferred fee of $0.35 per Unit, or $14,490,000 in the aggregate. The deferred fee will be forfeited by the underwriters solely in the event that the Company fails to complete a Business Combination, subject to the terms of the underwriting agreement.
NOTE 7 — STOCKHOLDERS’ EQUITY
Preferred Stock — The Company is authorized to issue 1,000,000 shares of preferred stock with a par value of $0.0001 per share with such designation, rights and preferences as may be determined from time to time by the Company’s board of directors. At September 30, 2020, there were no shares of preferred stock issued or outstanding.
Class A Common Stock — The Company is authorized to issue 200,000,000 shares of Class A common stock with a par value of $0.0001 per share. Holders of Class A common stock are entitled to one vote for

LONGVIEW ACQUISITION CORP.
NOTES TO CONDENSED FINANCIAL STATEMENTS
SEPTEMBER 30, 2020
(Unaudited)
each share. At September 30, 2020, there were 1,857,799 shares of Class A common stock issued or outstanding, excluding 39,542,201 shares of Class A common stock subject to possible redemption.
Class B Common Stock — The Company is authorized to issue 20,000,000 shares of Class B common stock with a par value of $0.0001 per share. At September 30, 2020, there were 10,350,000 shares of Class B common stock issued and outstanding.
Holders of Class A common stock and Class B common stock will vote together as a single class on all matters submitted to a vote of stockholders except as required by law.
The shares of Class B common stock will automatically convert into shares of Class A common stock at the time of a Business Combination on a one-for-one basis, subject to adjustment. In the case that additional shares of Class A common stock, or equity-linked securities, are issued or deemed issued in excess of the amounts issued in the Initial Public Offering and related to the closing of a Business Combination, including pursuant to a specified future issuance (which does not include the forward purchase shares described in the prospectus), the ratio at which shares of Class B common stock shall convert into shares of Class A common stock will be adjusted (unless the holders of a majority of the outstanding shares of Class B common stock agree to waive such adjustment with respect to any such issuance or deemed issuance, including a specified future issuance) so that the number of shares of Class A common stock issuable upon conversion of all shares of Class B common stock will equal, in the aggregate, on an as-converted basis, 20% of the sum of the total number of all shares of common stock outstanding upon the completion of the Initial Public Offering, plus all shares of Class A common stock and equity-linked securities issued or deemed issued in connection with a Business Combination (net of the number of shares of Class A common stock redeemed in connection with a Business Combination), excluding any shares or equity-linked securities issued, or to be issued, to any seller in a Business Combination and any Private Placement Warrants issued to the Sponsor, an affiliate of the Sponsor or any of the Company’s officers or directors and any forward purchase shares issued as described in the prospectus.
Warrants — Public Warrants may only be exercised for a whole number of shares. No fractional warrants will be issued upon separation of the Units and only whole warrants will trade. The Public Warrants will become exercisable on the later of (a) 12 months from the closing of the Initial Public Offering and (b) 30 days after the completion of a Business Combination.
The Company will not be obligated to deliver any shares of Class A common stock pursuant to the exercise of a warrant and will have no obligation to settle such warrant exercise unless a registration statement under the Securities Act covering the issuance of the shares of Class A common issuable upon exercise of the warrants is then effective and a current prospectus relating to those shares of Class A common stock is available, subject to the Company satisfying its obligations with respect to registration. No warrant will be exercisable for cash or on a cashless basis, and the Company will not be obligated to issue any shares to holders seeking to exercise their warrants, unless the issuance of the shares upon such exercise is registered or qualified under the securities laws of the state of the exercising holder, or an exemption is available.
The Company has agreed that as soon as practicable, but in no event later than 15 business days after the closing of a Business Combination, it will use its best efforts to file with the SEC a registration statement registering the issuance, under the Securities Act, of the shares of Class A common stock issuable upon exercise of the warrants. The Company will use its best efforts to cause the same to become effective within 60 business days following a Business Combination and to maintain the effectiveness of such registration statement, and a current prospectus relating thereto, until the expiration of the warrants in accordance with the provisions of the warrant agreement. Notwithstanding the above, if the Class A common stock is at the time of any exercise of a warrant not listed on a national securities exchange such that it satisfies the definition of a “covered security” under Section 18(b)(1) of the Securities Act, the Company may, at its option, require holders of public warrants who exercise their warrants to do so on a “cashless basis” in accordance with Section 3(a)(9) of the Securities Act and, in the event the Company so elects, the Company

LONGVIEW ACQUISITION CORP.
NOTES TO CONDENSED FINANCIAL STATEMENTS
SEPTEMBER 30, 2020
(Unaudited)
will not be required to file or maintain in effect a registration statement, but will use its best efforts to qualify the shares under applicable blue sky laws to the extent an exemption is not available.
Redemption of warrants when the price per share of Class A common stock equals or exceeds $18.00.   Once the warrants become exercisable, the Company may redeem the outstanding warrants (except as described herein with respect to the private placement warrants):
•
in whole and not in part;

•
at a price of $0.01 per warrant;

•
upon not less than 30 days’ prior written notice of redemption to each warrant holder; and

•
if, and only if, the last reported sale price of the Class A common stock equals or exceeds $18.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like and for certain issuances of Class A common stock and equity-linked securities as described below) for any 20 trading days within a 30-trading day period ending on the third trading day prior to the date the Company sends the notice of redemption to the warrant holders.

If and when the warrants become redeemable by the Company, it may exercise its redemption right even if the Company is unable to register or qualify the underlying securities for sale under all applicable state securities laws.
Redemption of warrants when the price per share of Class A common stock equals or exceeds $10.00.   Commencing ninety days after the warrants become exercisable, the Company may redeem the outstanding warrants:
•
in whole and not in part;

•
at $0.10 per warrant upon a minimum of 30 days’ prior written notice of redemption provided that holders will be able to exercise their warrants prior to redemption and receive that number of shares, based on the redemption date and the fair market value of the Class A common stock;

•
if, and only if, the last reported sale price of the Class A common stock equals or exceeds $10.00 per share (as adjusted per stock splits, stock dividends, reorganizations, reclassifications, recapitalizations and the like) on the trading day prior to the date on which the Company sends the notice of redemption to the warrant holders;

•
if, and only if, the Private Placement Warrants are also concurrently exchanged at the same price (equal to a number of shares of Class A common stock) as the outstanding Public Warrants, as described above; and

•
if, and only if, there is an effective registration statement covering the issuance of the shares of Class A common stock issuable upon exercise of the warrants and a current prospectus relating thereto available throughout the 30-day period after written notice of redemption is given.

If the Company calls the Public Warrants for redemption for cash, management will have the option to require all holders that wish to exercise the Public Warrants to do so on a “cashless basis,” as described in the warrant agreement. The exercise price and number of shares of common stock issuable upon exercise of the warrants may be adjusted in certain circumstances including in the event of a stock dividend, or recapitalization, reorganization, merger or consolidation. However, except as described below, the warrants will not be adjusted for issuance of common stock at a price below its exercise price. Additionally, in no event will the Company be required to net cash settle the warrants. If the Company is unable to complete a Business Combination within the Combination Period and the Company liquidates the funds held in the Trust Account, holders of warrants will not receive any of such funds with respect to their warrants, nor will

LONGVIEW ACQUISITION CORP.
NOTES TO CONDENSED FINANCIAL STATEMENTS
SEPTEMBER 30, 2020
(Unaudited)
they receive any distribution from the Company’s assets held outside of the Trust Account with the respect to such warrants. Accordingly, the warrants may expire worthless.
In addition, if the Company issues additional shares of Class A common stock or equity-linked securities for capital raising purposes in connection with the closing of an initial Business Combination at an issue price or effective issue price of less than $9.20 per share of Class A common stock (with such issue price or effective issue price to be determined in good faith by the Company’s board of directors, and, in the case of any such issuance to the Sponsor or its affiliates, without taking into account any Founder Shares held by the Sponsor or such affiliates, as applicable, prior to such issuance) (the “Newly Issued Price”), the exercise price of the warrants will be adjusted (to the nearest cent) to be equal to 115% of the Newly Issued Price, and the $18.00 per share redemption trigger price will be adjusted (to the nearest cent) to be equal to 180% of the Newly Issued Price.
The Private Placement Warrants are identical to the Public Warrants underlying the Units sold in the Initial Public Offering, except that the Private Placement Warrants and the shares of common stock issuable upon the exercise of the Private Placement Warrants will not be transferable, assignable or saleable until 30 days after the completion of a Business Combination, subject to certain limited exceptions, and will be entitled to certain registration rights (see Note 6). Additionally, the Private Placement Warrants will be exercisable for cash or on a cashless basis, at the holder’s option, and be non-redeemable so long as they are held by the initial purchasers or their permitted transferees (except for a number of shares of Class A common stock as described above under Redemption of warrants when the price per share of Class A common stock equals or exceeds $10.00). If the Private Placement Warrants are held by someone other than the initial purchasers or their permitted transferees, the Private Placement Warrants will be redeemable by the Company in all redemption scenarios and exercisable by such holders on the same basis as the Public Warrants.
NOTE 8 — FAIR VALUE MEASUREMENTS
The Company classifies its U.S. Treasury and equivalent securities as held-to-maturity in accordance with ASC Topic 320 “Investments — Debt and Equity Securities.” Held-to-maturity securities are those securities which the Company has the ability and intent to hold until maturity. Held-to-maturity treasury securities are recorded at amortized cost on the accompanying balance sheet and adjusted for the amortization or accretion of premiums or discounts.
At September 30, 2020, assets held in the Trust Account were comprised of $968 in cash and $414,221,183 in U.S. Treasury securities. During the period from February 4, 2020 (inception) through September 30, 2020, the Company did not withdraw any interest income from the Trust Account.
The gross holding losses and fair value of held-to-maturity securities at September 30, 2020 are as follows:
	Held-To-Maturity	Amortized Cost	Gross Holding Gain	Level 1 Fair Value
September 30, 2020	U.S. Treasury Securities (Mature on 11/27/2020)	$414,221,183	$41,669	$414,262,851
The fair value of the Company’s financial assets and liabilities reflects management’s estimate of amounts that the Company would have received in connection with the sale of the assets or paid in connection with the transfer of the liabilities in an orderly transaction between market participants at the measurement date. In connection with measuring the fair value of its assets and liabilities, the Company seeks to maximize the use of observable inputs (market data obtained from independent sources) and to minimize the use of unobservable inputs (internal assumptions about how market participants would price assets

LONGVIEW ACQUISITION CORP.
NOTES TO CONDENSED FINANCIAL STATEMENTS
SEPTEMBER 30, 2020
(Unaudited)
and liabilities). The following fair value hierarchy is used to classify assets and liabilities based on the observable inputs and unobservable inputs used in order to value the assets and liabilities:
Level 1:
Quoted prices in active markets for identical assets or liabilities. An active market for an asset or liability is a market in which transactions for the asset or liability occur with sufficient frequency and volume to provide pricing information on an ongoing basis.

Level 2:
Observable inputs other than Level 1 inputs. Examples of Level 2 inputs include quoted prices in active markets for similar assets or liabilities and quoted prices for identical assets or liabilities in markets that are not active.

Level 3:
Unobservable inputs based on our assessment of the assumptions that market participants would use in pricing the asset or liability.

NOTE 9 — SUBSEQUENT EVENTS
The Company evaluated subsequent events and transactions that occurred after the balance sheet date up to the date that the condensed financial statements were issued. Based upon this review, the Company did not identify subsequent events that would have required adjustment or disclosure in the condensed financial statements.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the stockholders and the Board of Directors of Butterfly Network, Inc. and its subsidiaries
Opinion on the Financial Statements
We have audited the accompanying consolidated balance sheets of Butterfly Network, Inc. and its subsidiaries (the “Company”) as of December 31, 2019 and 2018, the related consolidated statements of operations and comprehensive loss, changes in convertible preferred stock and stockholders’ deficit, and cash flows, for each of the two years in the period ended December 31, 2019, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019 and 2018, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2019, in conformity with accounting principles generally accepted in the United States of America.
Going Concern
The accompanying financial statements for the years ended December 31, 2019 and 2018, have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company’s recurring losses from operations and net stockholders’ deficiency raise substantial doubt about its ability to continue as a going concern. Management’s plans concerning these matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty
Basis for Opinion
These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.
Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
/s/ Deloitte & Touche LLP
New York, NY
November 27, 2020
We have served as the Company’s auditor since 2020.

BUTTERFLY NETWORK, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(In thousands, except share and per share amounts)
	December 31,
	2019	2018
Assets
Current assets:
Cash and cash equivalents	$90,002	$214,578
Accounts receivable, net	1,951	756
Inventories	9,441	10,766
Current portion of vendor advances	5,239	9,620
Prepaid expenses and other current assets	1,793	1,762
Due from related parties	829	1,706
Total current assets	$109,255	$239,188
Property and equipment, net	5,325	1,611
Security deposits and non-current portion of vendor advances	48,896	5,528
Other assets – related party	1,661	1,743
Total assets	$165,137	$248,070
Liabilities, convertible preferred stock, and stockholders’ deficit
Current liabilities:
Accounts payable	$5,168	$2,619
Deferred revenue, current	3,200	248
Due to related parties	6	876
Accrued expenses and other current liabilities	6,951	2,222
Total current liabilities	$15,325	$5,965
Deferred revenue, non-current	$587	$42
Other non-current liabilities	566	69
Total liabilities	$16,478	$6,076
Commitments and contingencies (Note 15)
Convertible preferred stock:
Convertible preferred stock (Series A, B, C and D) $.0001 par value with an aggregate liquidation preference of $383,829; 103,242,914 shares authorized, issued and outstanding	360,937	360,937
Stockholders’ deficit:
Common stock $.0001 par value; 102,000,000 and 102,000,000 shares authorized at December 31, 2019 and 2018, respectively; 5,720,842 and 5,549,112 shares issued and outstanding at December 31, 2019 and 2018, respectively.	1	1
Special-voting common stock, $.0001 par value; 25,952,123 shares authorized; 0 shares issued and outstanding	—	—
Additional paid-in capital	19,782	13,420
Accumulated deficit	(232,061)	(132,364)
Total stockholders’ deficit	$(212,278)	$(118,943)
Total liabilities, convertible preferred stock and stockholders’ deficit	$165,137	$248,070
The accompanying notes are an integral part of these consolidated financial statements.

BUTTERFLY NETWORK, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS
(In thousands, except shares and per share amounts)
	Year ended December 31,
	2019	2018
Revenue:
Product	$25,081	$1,516
Subscription	2,502	10
Total revenue	$27,583	$1,526
Cost of revenue:
Product (including losses on purchase commitments of $9.5 million and $0.0, respectively)	$47,857	$2,079
Subscription	621	176
Total cost of revenue	$48,478	$2,255
Gross margin	(20,895)	(729)
Operating expenses:
Research and development	$48,934	$34,954
Sales and marketing	14,282	6,075
General and administrative	18,185	11,328
Total operating expenses	81,401	52,357
Loss from operations	$(102,296)	$(53,086)
Interest income	$2,695	$2,321
Other income (expense), net	(96)	—
Loss before provision for income taxes	$(99,697)	$(50,765)
Provision for income taxes	—	—
Net loss and comprehensive loss	$(99,697)	$(50,765)
Net loss per common share attributable to common stockholders, basic and diluted	$(17.73)	$(9.63)
Weighted-average shares used to compute net loss per share attributable to common stockholders, basic and diluted	5,622,752	5,268,889
The accompanying notes are an integral part of these consolidated financial statements.

BUTTERFLY NETWORK, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS’ DEFICIT
(In thousands, except share amounts)
	Convertible Preferred Stock		Common Stock		Additional Paid-in Capital	Accumulated Deficit	Total stockholders’ deficit
	Shares	Amount	Shares	Amount
January 1, 2018	78,900,168	$113,749	5,077,406	$1	$7,176	$(81,599)	$(74,422)
Net loss	—	—	—	—	—	(50,765)	(50,765)
Issuance of convertible preferred stock (net of issuance cost) − Series D	24,342,746	247,188	—	—	—	—	—
Common stock issued upon exercise of stock options	—	—	471,706	—	655	—	655
Stock-based compensation expense	—	—	—	—	5,589	—	5,589
December 31, 2018	103,242,914	$360,937	5,549,112	$1	$13,420	$(132,364)	$(118,943)
Net loss	—	—	—	—	—	(99,697)	(99,697)
Common stock issued upon exercise of stock options	—	—	171,730	—	324	—	324
Stock-based compensation expense	—	—	—	—	6,038	—	6,038
December 31, 2019	103,242,914	$360,937	5,720,842	$1	$19,782	$(232,061)	$(212,278)

The accompanying notes are an integral part of these consolidated financial statements.

BUTTERFLY NETWORK, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)
	Year ended December 31,
	2019	2018
Cash flows from operating activities:
Net loss	$(99,697)	$(50,765)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	758	391
(Gain)/ loss on disposal of property and equipment	(4)	29
Write down of vendor advance	9,500	—
Write-down of inventories	2,715	143
Stock-based compensation expense	6,038	5,589
Changes in assets and liabilities:
Accounts receivable	(1,195)	(756)
Inventories	(1,390)	(10,909)
Prepaid expenses and other current assets	(31)	(1,224)
Security deposits and vendor advances	(48,488)	(15,148)
Due from related parties	877	(1,336)
Other assets – related party	85	(21)
Accounts payable	2,549	2,130
Deferred revenue	3,497	290
Due to related parties	(871)	70
Accrued expenses and other liabilities	5,225	1,936
Net cash used in operating activities	$(120,432)	$(69,581)
Cash flows from investing activities:
Purchases of property and equipment	(4,468)	(1,098)
Net cash used in investing activities	$(4,468)	$(1,098)
Cash flows from financing activities:
Proceeds from exercise of stock options	324	655
Proceeds from issuance of Series D convertible preferred stock	—	250,000
Stock issuance costs for Series D convertible preferred stock	—	(2,812)
Net cash provided by financing activities	$324	$247,843
Net (decrease) increase in cash and cash equivalents	(124,576)	177,164
Cash and cash equivalents, beginning of year	214,578	37,414
Cash and cash equivalents, end of year	$90,002	$214,578
Supplemental Disclosures
Cash paid for interest	—	—
Cash paid for income taxes	—	—
The accompanying notes are an integral part of these consolidated financial statements.

Butterfly Network, Inc.
Notes to the Consolidated Financial Statements
Note 1.   Organization and Description of Business
Butterfly Network, Inc. and Subsidiaries (the “Company” or “Butterfly”) was incorporated as a Delaware corporation on January 25, 2011. The Company is an innovative digital health business with a mission of democratizing healthcare by making medical imaging accessible to everyone around the world. Powered by Butterfly’s Ultrasound-on-Chip™ technology, Butterfly’s solution addresses the needs of point of care imaging with a unique combination of software and hardware technology This hardware platform is combined with artificial intelligence software to provide image interpretation, risk assessment, and acquisition assistance to less expert users worldwide. The Company’s cloud environment allows for telemedicine and content storage, which further drives data network effects and AI improvements.
The Company operates wholly-owned subsidiaries in Australia, Germany, Netherlands, United Kingdom and Taiwan.
Note 2.   Summary of Significant Accounting Policies
Basis of Presentation and Principles of Consolidation
The accompanying consolidated financial statements include the accounts of Butterfly Network, Inc. and its wholly-owned Subsidiaries have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and pursuant to the accounting disclosure rules and regulations of the Securities and Exchange Commission (the “SEC”). All intercompany balances and transactions have been eliminated in consolidation.
Functional Currency
The Company’s worldwide operations utilize the U.S. dollar ("USD") as the functional currency considering the significant dependency of each subsidiary on the Company. Subsidiary operations are financed through the funding received from the Company in USD. For foreign entities where the USD is the functional currency, all foreign currency-denominated monetary assets and liabilities are remeasured at end-of-period exchange rates. Exchange gains and losses arising from remeasurement of foreign currency-denominated monetary assets and liabilities are included in in the Company’s operating results in the consolidated statements of operations and comprehensive loss.
Going Concern and Management’s Plans
In accordance with Accounting Standards Update (“ASU”) No. 2014-15, Disclosure of Uncertainties about an Entity’s Ability to Continue as a Going Concern (Subtopic 205-40), the Company has evaluated whether there are certain conditions and events, considered in the aggregate, that raise substantial doubt and the Company’s ability to continue as a going concern within one year after the date that the consolidated financial statements are issued.
Since its inception, the Company has funded its operations primarily with proceeds from the sale of convertible preferred stock as well as revenues generated through its sales of probes. The Company has incurred recurring losses since its inception, including net losses of $99.7 million and $50.8 million for the years ended December 31, 2019 and 2018, respectively. In addition, as of December 31, 2019 and 2018, the Company had an accumulated deficit of $232.1 million and $132.4 million, respectively. The Company expects to continue to generate operating losses for the foreseeable future. As of November 27, 2020, the issuance date of the annual consolidated financial statements for the years ended December 31, 2019 and 2018, the Company expects that its cash and cash equivalents will not be sufficient to fund its operating expenses and vendor purchase commitments through at least 12 months from the issuance of the consolidated financial statements.
The Company is seeking additional funding which will secure additional resources to generate sufficient revenues and increased margin, which without these represent the principal conditions that raise substantial doubt the Company’s ability to continue as a going concern.

The Company may not be able to obtain financing on acceptable terms, or at all. The terms of any financing may adversely affect the holdings or the rights of the Company’s stockholders.
Based on its recurring losses from operations incurred since inception, expectation of continuing operating losses for the foreseeable future, and need to raise additional capital to finance its future operations, the Company has concluded that there is substantial doubt about its ability to continue as a going concern within one year after the date that the consolidated financial statements are issued.
The accompanying consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty. Accordingly, the consolidated financial statements have been prepared on a basis that assumes the Company will continue as a going concern and which contemplates the realization of assets and satisfaction of liabilities and commitments in the ordinary course of business.
Concentration of Credit Risk
Financial instruments that potentially subject the Company to concentration of credit risk consist principally of cash and cash equivalents and accounts receivable. At December 31, 2019 and 2018, substantially all of the Company’s cash and cash equivalents were invested in money market accounts at one financial institution. The Company also maintains balances in various operating accounts above federally insured limits. The Company has not experienced any losses on such accounts and does not believe it is exposed to any significant credit risk on cash and cash equivalents.
As of and for the years end December 31, 2019 and 2018, no customer accounts for more than 10% of the Company’s accounts receivable or total revenues, respectively.
Segment Information
The Company’s Chief Operating Decision Maker (“CODM”), its Chief Executive Officer (“CEO”), reviews the financial information presented on a consolidated basis for purposes of allocating resources and evaluating its financial performance. Accordingly, the Company has determined that it operates in a single reportable segment. All of the Company’s long-lived assets are located in the United States. Since the Company operates in one operating segment, all required financial segment information can be found in the consolidated financial statements.
Use of Estimates
The preparation of the consolidated financial statements in conformity with U.S. GAAP requires the Company to make estimates and assumptions about future events that affect the amounts reported in its consolidated financial statements and accompanying notes. Future events and their effects cannot be determined with certainty. On an ongoing basis, management evaluates these estimates and assumptions. Significant estimates and assumptions included:
•
revenue recognition, including determination of the timing and pattern of satisfaction of performance obligations, determination of the standalone selling price (“SSP”) of performance obligations and estimation of variable consideration, such as product returns;

•
allowance for doubtful accounts;

•
measurement and allocation of capitalized costs, the net realizable value (the selling price as well as estimated costs of completion, disposal and transportation) of inventory, and demand and future use of inventory;

•
valuation allowances with respect to deferred tax assets; and

•
assumptions underlying the fair value used in calculation of the stock-based compensation.

The Company bases these estimates on historical and anticipated results and trends and on various other assumptions that the Company believes are reasonable under the circumstances, including assumptions as to future events. Changes in estimates are recorded in the period in which they become known. Actual results could differ from those estimates, and any such differences may be material to the Company’s consolidated financial statements.

Revenue Recognition
The Company recognizes revenue in accordance with Accounting Standards Codification (“ASC”) Topic 606, “Revenue from Contracts with Customers”. The Company early adopted ASC Topic 606 on January 1, 2018. As the Company had no customer revenue contracts prior to January 1, 2018, the Company applied the guidance to all customer revenue contracts entered into subsequent to its adoption of ASC Topic 606.
Revenue is recognized when or as a customer obtains control of the promised goods and services. The amount of revenue recognized reflects the consideration to which the Company expects to be entitled to in exchange for these goods and services. To achieve this core principle, the Company applies the following 5 steps:
•
Step 1: Identify Contracts with Customers:   The Company’s contracts with customers typically occur either through eCommerce or through direct sales. The Company’s contracts with eCommerce customers are executed when the customer indicates that it has read and agrees to the terms and conditions of the purchase prior to purchasing the specific goods and services. The Company executes signed contracts with direct sales customers. The goods and services sold through the Company’s eCommerce platform require upfront payment for the goods and the services upon check-out. Direct sales typically have 30-day payment terms, and multi-year software subscriptions typically require advance payment for each annual subscription period.

•
Step 2: Identify Performance Obligations:   The Company’s contracts with customers often include multiple performance obligations. The Company has identified the following performance obligations in its contracts with customers:

•
Hardware devices

•
Hardware accessories

•
Maintenance and support for the software that is used in connection with the hardware devices, including the right to an unspecified number of software updates as and when available

•
Cloud-based software subscriptions, which represent an obligation to provide the customer with ongoing access to the Company’s hosted software applications on a continuous basis throughout the subscription period

•
Implementation and integration services

•
Extended warranties

•
Step 3: Determine Transaction Price: The Company’s contracts with customers include variable consideration in the form of refunds and credits for product returns and price concessions. The Company estimates variable consideration using the expected value method based on a portfolio of data from similar contracts.

•
Step 4: Allocate Transaction Price to Performance Obligations:   The Company allocates transaction price to the performance obligations in a contract with a customer, based on the relative standalone selling prices of the goods and services. For the cloud-based software subscriptions, which the Company sells to customers on a standalone basis (including renewals of subscriptions), the Company uses the observable standalone selling price, based on the price for which the Company sells these services to customers in standalone contracts, including contracts for renewals of subscriptions. The Company’s sales of hardware devices represent a bundled sale of a good and a service that includes two performance obligations, namely the unit of hardware device, and the support and maintenance of the software that is used in conjunction with the device, including a right for the customer to receive an unspecified number of software updates. The Company has an observable standalone selling price for the bundle and estimates the standalone selling price of the performance obligations within the bundle using estimation techniques that maximize the use of observable inputs.

•
Step 5: Recognize Revenue as Performance Obligations are Satisfied:   Each unit of hardware devices and accessories is a performance obligation satisfied at a point in time, when control of the good transfers from the Company to the customer, which is usually upon shipment of the good to the customer. The Company’s services, including the cloud-based software subscriptions, extended warranties, and support and maintenance, are stand-ready obligations that are satisfied over time by providing the customer with ongoing access to the Company’s resources. The Company uses the time elapsed (straight-line) measure of progress to recognize revenue as these performance obligations are satisfied evenly over the respective service period. The implementation and integration services are performance obligations satisfied over time, and the Company uses the costs incurred input measure of progress to recognize revenue as it satisfies these performance obligations.
Deferred revenue
Deferred revenue primarily consists of billings or payments received in advance of revenue recognition from subscription services described above and is reduced as the revenue recognition criteria are met. Deferred revenue is classified as current or non-current based on expected revenue recognition timing. Specifically, deferred revenue that will be recognized as revenue within the succeeding twelve month period is recorded as current, and the portion of deferred revenue where revenue is expected to be recognized beyond 12 months from the reporting date is recorded as non-current deferred revenue in the Company’s consolidated balance sheets.
Warranties
The Company offers a standard product warranty that its products will operate free of material defects and function in accordance with the standard specifications for a period of one year from when control is transferred to the customer. The Company evaluated the warranty liability under ASC Topic 606 and determined that it is an assurance type warranty. At the time revenue is recognized, an estimate of future warranty costs is recorded as a component of cost of revenue and as liability in accrued expenses. Factors that affect the warranty obligation include historical as well as current product failure rates, service delivery costs incurred in correcting product failures, and warranty policies and business practices.
Cash and Cash Equivalents
All highly liquid investments purchased with a maturity of three months or less are considered to be cash equivalents. At December 31, 2019 and 2018, cash and cash equivalents consist principally of cash and money market accounts.
Trade Accounts Receivable and Allowance for Doubtful Accounts
On a periodic basis, the Company evaluates accounts receivable estimated to be uncollectible, which to date have not been material, and provides allowances for doubtful accounts as necessary. Write-offs of receivables and allowance for doubtful accounts were immaterial in 2019 and 2018.
Inventories
Inventories primarily consist of raw materials, work in progress and finished goods which are purchased and held by the Company’s third party contract manufacturers. Inventories are stated at the lower of actual cost, determined using the average cost method, or net realizable value. Cost includes all direct and indirect production costs to convert materials into a finished product. Net realizable value is based upon an estimated average selling price reduced by the estimated costs of completion, disposal, and transportation. The determination of net realizable value involves certain judgments including estimating average selling prices. The Company reduces the value of inventory for estimated obsolescence or lack of marketability by the difference between the cost of the affected inventory and the net realizable value.
The valuation of inventory also requires the Company to estimate excess and obsolete inventory. The Company considers new product development schedules, the effect that new products might have on the sale of existing products, product obsolescence, product merchantability, including whether older products can be re-manufactured into new products among other factors.
Losses expected to arise from firm, non-cancelable and unhedged commitments for the future purchase of inventory items are recognized unless the losses are recoverable through firm sales contracts or other means.

Other Assets
Other assets include prepaid advances which represent amounts paid to a related party to fund leasehold improvements and other capital expenditures. Refer to Note 14 “Related Party Transactions” for further discussion.
Security deposits and non-current portion of vendor advances
Security deposits represent amounts paid to third parties in relation to non-cancelable leases.
Vendor advances represent amounts paid to third party vendors for future services to be received related to production of the Company’s inventory. The classification current or non-current is based on the estimated timing of inventory delivery.
Property and Equipment, net
Property and equipment are stated at cost less accumulated depreciation and amortization. Depreciation expense is computed using the straight-line method over the estimated useful lives of the related assets. Leasehold improvements are amortized on a straight-line basis over the shorter of the remaining lease term or the estimated useful lives of related improvements.
Useful life for property and equipment are as follows:
Property and Equipment	Estimated Useful Life
Software	3 years
Machinery and equipment	3 – 5 years
Furnitures and fixtures	5 – 7 years
Leasehold improvements	Lesser of estimated useful life or remaining lease term
Expenditures for major renewals and improvements are capitalized. Expenditures for repairs and maintenance are expensed as incurred. When assets are retired or otherwise disposed of, the cost of these assets and related accumulated depreciation is eliminated from the balance sheet, and any resulting gains or losses are included in the statements of operations and comprehensive loss in the period of disposal.
Capitalized Software Development Costs
Costs to develop software internally for internal use are capitalized and recorded as capitalized software development costs on the consolidated balance sheets as a component of property and equipment, net. The Company capitalizes qualifying costs associated with internally-developed software incurred during the application development stage so long as management with the relevant authority authorizes the project, it is probable the project will be completed, and the software will be used to perform the function intended. Costs incurred during the preliminary project and post-implementation stages, including training and maintenance, are expensed as incurred. Capitalized costs are amortized on a project-by-project basis using the straight-line method over the estimated economic life of the application, which is three years, beginning when the asset is substantially ready for use. In 2019 and 2018 the amounts capitalized are not significant.
Leases
Leases are evaluated and classified as operating leases or capital leases for financial reporting purposes. Leases that meet one or more of the capital lease criteria under this guidance are recorded as capital leases. All other leases are recorded as operating leases. The Company does not have any capital leases as of December 31, 2019 or December 31, 2018. Rent expense related to the Company’s non-cancellable operating leases is recognized on a straight-line basis over the lease term. Deferred rent is recognized as the difference between the actual amount paid and the straight-line expense and is included in other liabilities in the accompanying consolidated balance sheets. The portion that is expected to be included in the statements of operations and comprehensive loss in the next 12 months is included in other current liabilities in the accompanying consolidated balance sheets.

Impairment of Long-Lived Assets
The Company reviews its long-lived assets for impairment at least annually or whenever events or changes in business circumstances indicate that the carrying amount of assets may not be fully recoverable. Each impairment test is based on a comparison of the undiscounted cash flow to the recorded value of the asset. If the recorded value of the asset is less than the undiscounted cash flow, the asset is written down to its estimated fair value. No impairments were recorded for the years ended December 31, 2019 and 2018.
Cost of Revenue
Product: Cost of revenue consists of product costs including manufacturing costs, personnel costs and benefits, duties and other applicable importing costs, shipping and handling costs, packaging, warranty replacement costs, depreciation expense, fulfillment costs and inventory obsolescence and write-offs.
Subscription: Cost of revenue consist of personnel costs, cloud hosting costs and payment processing fees.
Research and Development
Research and development expenses primarily consist of personnel costs and benefits, facilities-related expenses, consulting and professional fees, fabrication services, software and other outsourcing expenses. Substantially all of the Company’s research and development expenses are related to developing new products and services and improving existing products and services. Research and development expenses are expensed as incurred.
Sales and Marketing
Sales and marketing costs primarily consist of personnel costs and benefits, advertising, promotional, as well as conferences, meetings and other events. Advertising expenses are expensed as incurred. For the years ended December 31, 2019 and 2018, advertising expenses were $0.9 million and $0.0 million, respectively.
General and Administrative
General and administrative expenses primarily consist of personnel costs and benefits, patent & filing fees, facilities costs, office expenses and outside services. Outside services consist of professional services, legal and other professional fees.
Net Loss per Common Share
Basic net loss per common share is calculated by dividing the net loss by the weighted average number of common shares outstanding during the period, without consideration of potentially dilutive securities. Diluted net loss per common share is computed by dividing the net loss attributable to common stockholders by the weighted average number of common shares plus the common equivalent shares for the period, including any dilutive effect from such shares. The Company’s diluted net loss per common share is the same as basic net loss per common share for all periods presented, since the effect of potentially dilutive securities is anti-dilutive. Refer to Note 12 “Net Loss Per Share” for further discussion.
Convertible Preferred Stock
The Company has applied the guidance in ASC Topic 480-10-S99-3A, SEC Staff Announcement: Classification and Measurement of Redeemable Securities and has therefore classified the Series A, Series B, Series C and Series D Convertible Preferred Stock (“Convertible Preferred Stock”) (Note 10) as mezzanine equity. The Convertible Preferred Stock was recorded outside of stockholders’ deficit because the Convertible Preferred Stock includes a redemption provision upon a change of control, which is a deemed liquidation event that is considered outside the Company’s control. The Convertible Preferred Stock have been recorded at their original issue price, net of issuance costs. The Company did not adjust the carrying values of the Convertible Preferred Stock to the liquidation price associated with a change of control because a change of control of the Company was not considered probable at either of the reporting dates. Subsequent adjustments to increase or decrease the carrying values to their respective liquidation prices will be made only if and when it becomes probable that such a change of control will occur.
Stock-Based Compensation
The measurement of share-based compensation expense for all stock-based payment awards, including stock options granted to employees, directors, and nonemployees, is based on the estimated fair value of the awards on the date of grant.
The Company recognizes stock-based compensation expense for stock option grants on a straight-line basis over the requisite service period of the individual grants, which is generally the vesting period, based on the estimated grant date fair values. Generally, stock options fully vest four years from the grant date and have a term of 10 years. Stock options granted to non-employees are accounted for based on their fair value on the measurement date. Stock options granted to non-employees are subject to periodic revaluation over their vesting terms. As a result, the charge to statements of operations and comprehensive loss for non-employee options with vesting requirements is affected in each reporting period by a change in the fair value of the option calculated under the Black-Scholes option-pricing model.
The Company recognizes the effect of forfeiture in compensation costs based on actual forfeitures when they occur.
Common Stock Valuations
The fair value of the shares of common stock underlying stock options has historically been determined by the Board of Directors (the “Board”), with input from management and contemporaneous third-party valuations, as there was no public market for the common stock. The Company believes that the Board has the relevant experience and expertise to determine the fair value of the Company’s common stock. Given the absence of a public trading market for the Company’s common stock, and in accordance with the American Institute of Certified Public Accountants Practice Aid, Valuation of Privately Held Company Equity Securities Issued as Compensation, the Board exercised reasonable judgment and considered numerous objective and subjective factors to determine the best estimate of the fair value of the Company’s common stock at each option grant date.
In valuing the Company’s common stock for 2018, the Board determined the value using the market approach-subject company transaction method. Under this method, the Company “solved for” the total equity value which allocates a probability-weighted present value to the Series D convertible preferred stockholders consistent with the investment amount of the financing round.
In valuing the Company’s common stock for 2019, the Board determined the value using the market approach-subject company transaction method. Under this method, the Company “solved for” the total equity value which allocates a probability-weighted present value to the Series D convertible preferred stockholders consistent with the investment amount of the financing round. However, given that the date of this value estimate precedes the current valuation date by one year, it is necessary to consider adjustments to account for the impact of any progress or changes in the Company’s business since our previous valuation. The Company considered two separate trend analyses in estimating the required adjustment in the subject company transaction method, a market trend analysis of guideline public companies and venture capital rates of return. In addition, the Company also considered the expected step-up in the next equity financing round (if any) as a reasonableness test.
Application of this approach involves the use of estimates, judgment and assumptions that are highly complex and subjective, such as market multiples, the selection of comparable companies and the probability of possible future events. Changes in any or all of these estimates and assumptions or the relationships among those assumptions could have a material impact on the valuation of the Company’s common stock as of each valuation date.
Income Taxes
The Company accounts for income taxes using the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in the consolidated financial statements or in the Company’s tax returns. Deferred tax assets and liabilities are determined based on the difference between the financial statement and tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. Changes in deferred tax assets and liabilities are recorded in the provision for income taxes. The Company assesses the likelihood that its deferred tax assets will be recovered from future taxable income and, to the extent it believes, based upon the weight of available evidence, that it is more likely than not that all or a portion of the deferred tax assets will not be realized, a valuation allowance is established through a charge to income tax expense. Potential for recovery of deferred tax assets is evaluated by estimating the future taxable profits expected and considering prudent and feasible tax planning strategies.
The Company accounts for uncertainty in income taxes recognized in the consolidated financial statements by applying a two-step process to determine the amount of tax benefit to be recognized. First, the tax position must be evaluated to determine the likelihood that it will be sustained upon external examination by the taxing authorities. If the tax position is deemed more-likely-than-not to be sustained, the tax position is then assessed to determine the amount of benefit to recognize in the consolidated financial statements. The amount of the benefit that may be recognized is the largest amount that has a greater than 50% likelihood of being realized upon ultimate settlement. The provision for income taxes includes the effects of any resulting tax reserves, or unrecognized tax benefits, that are considered appropriate as well as the related net interest and penalties.
Recent Accounting Pronouncements
Accounting pronouncements issued but not yet adopted
In February 2016, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2016-02, Leases (Topic 842) which outlines a comprehensive lease accounting model and supersedes the current lease guidance. The new guidance requires lessees to recognize almost all of their leases on the balance sheet by recording a lease liability and corresponding right-of-use assets for all leases. It also changes the definition of a lease and expands the disclosure requirements of lease arrangements. As per the latest ASU 2020-05 issued by FASB, the entities who have not yet issued or made available for issuance the financial statements as of June 3, 2020 can defer the new guidance for one year. For public entities, this guidance is effective for annual reporting periods beginning January 1, 2019, including interim periods within that annual reporting period. For the Company, this guidance is effective for annual reporting periods beginning January 1, 2022, and interim reporting periods within annual reporting periods beginning January 1, 2023. The Company is in the process of evaluating the impact that the adoption of this pronouncement will have on the Company’s consolidated financial statements and disclosures.
In June 2016, the FASB issued ASU 2016-13, Financial Instruments — Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments. ASU 2016-13 requires an entity to utilize a new impairment model known as the current expected credit loss (“CECL”) model to estimate its lifetime “expected credit loss” and record an allowance that, when deducted from the amortized cost basis of the financial asset, presents the net amount expected to be collected on the financial asset. The CECL model is expected to result in more timely recognition of credit losses. ASU 2016-13 also requires new disclosures for financial assets measured at amortized cost, loans, and available-for-sale debt securities. As per the latest ASU 2020-02, the FASB deferred the timelines for certain small public and private entities. For public entities, this guidance is effective for annual reporting periods beginning January 1, 2020, including interim periods within that annual reporting period. For the Company, this guidance is effective for the annual reporting period beginning January 1, 2023, including interim periods within that annual reporting period. The standard will apply as a cumulative-effect adjustment to retained earnings as of the beginning of the first reporting period in which the guidance is adopted. The Company is in the process of evaluating the impact the adoption of this pronouncement will have on the Company’s consolidated financial statements and disclosures.
In June 2018, the FASB issued ASU No. 2018-07, Compensation — Stock Compensation (Topic 718). The amendments in this update expand the scope of Topic 718 to include share-based payments to non-employees. An entity is required to apply the requirements of Topic 718 to non-employee awards except for specific guidance related to option pricing models and the attribution of cost. For public entities, this guidance is effective for annual reporting periods beginning January 1, 2019, including interim periods within that annual reporting period. For the Company, this guidance is effective for annual reporting periods beginning January 1, 2020 and interim reporting periods within annual reporting period beginning January 1, 2021. The Company is currently evaluating the impact that the adoption of this pronouncement will have on the Company’s consolidated financial statements and disclosures. The Company does not expect it to have a material effect on the Company’s consolidated financial statements.
In August 2018, the FASB issued ASU 2018-15, Customer’s Accounting for Implementation Costs Incurred in a Cloud Computing Arrangement that Is a Service Contract, which aligns the requirements for capitalizing implementation costs incurred in a hosting arrangement that is a service contract with the requirements for capitalizing implementation costs incurred to develop or obtain internal-use software (and hosting arrangements that include an internal-use software license). For the Company, this guidance is effective for annual reporting periods beginning January 1, 2021 and interim periods beginning January 1, 2022. The Company is currently evaluating the impact that the adoption of this pronouncement will have on the Company’s consolidated financial statements and disclosures.
In August 2018, the FASB issued ASU 2018-13, Fair Value Measurement: Disclosure Framework — Changes to the Disclosure Requirements for Fair Value Measurement (Topic 820). The amendments add and modify certain disclosure requirements for fair value measurements. Under the new guidance, entities will no longer be required to disclose the amount of and reasons for transfers between Level 1 and Level 2 of the fair value hierarchy, or valuation processes for Level 3 fair value measurements. However, public business entities will be required to disclose the range and weighted average of significant unobservable inputs used to develop Level 3 fair value measurements, and related changes in unrealized gains and losses included in other comprehensive income. For all entities, this guidance is effective for annual reporting periods beginning January 1, 2020, including interim periods within that annual reporting period. The Company does not expect it to have a material effect on the Company’s consolidated financial statements.
In December 2019, the FASB issued ASU 2019-12, Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes. The ASU is intended to simplify various aspects related to accounting for income taxes. For public entities, this guidance is effective for annual reporting periods beginning January 1, 2021, including interim periods within that annual reporting period. For the Company, this guidance is effective for annual reporting periods beginning January 1, 2022 and interim reporting periods within annual reporting period beginning January 1, 2023. The Company is currently evaluating the impact that the adoption of this pronouncement will have on the Company’s consolidated financial statements.
Note 3.   Revenue Recognition
Disaggregation of Revenue
The Company disaggregates revenue from contracts with customers by product type and by geographical market. The Company believes that these categories aggregate the payor types by nature, amount, timing and uncertainty of its revenue streams. The following table summarizes the Company’s disaggregated revenues (in thousands):
	Pattern of Recognition	2019	2018
By Product Type:
Devices and accessories	Point-in-time	$25,081	$1,516
Subscription services and other services	Over time	2,502	10
Total revenue		$27,583	$1,526
By Geographical Market:
United States		$23,997	$1,524
International		3,586	2
Total revenue		$27,583	$1,526

Contract Balances
Contract balances represent amounts presented in the consolidated balance sheets when either the Company has transferred goods or services to the customer, or the customer has paid consideration to us under the contract. These contract balances include trade accounts receivable and deferred revenue. Deferred revenue represents consideration received from customers at the beginning of the subscription period for services that are transferred to the customer over the respective subscription period. The accounts receivable balances represent amounts billed to customers for goods and services where the Company has an unconditional right to payment of the amount billed.
The following table provides information about receivables and deferred revenue from contracts with customers (in thousands):
	December 31, 2019	December 31, 2018
Accounts receivable, net	$1,951	$756
Deferred revenue, current	3,200	248
Deferred revenue, non-current	587	42
The Company recognizes a receivable when it has an unconditional right to payment, and payment terms are typically 30 days for all product and service sales.
The amount of revenue recognized during the year ended December 31, 2019 that was included in the deferred revenue balance at the beginning of the period was $0.2 million.
Transaction price allocated to remaining performance obligations
On December 31, 2019, the Company had $4.9 million of remaining performance obligations. The Company expects to recognize approximately 87% of its remaining performance obligations as revenue in fiscal year 2020, and an additional 13% in fiscal year 2021 and thereafter.
Significant Judgments
The Company makes significant judgments applying the guidance related to the determination of the timing and pattern of satisfaction of performance obligations, determination of the SSP of performance obligations, and estimation of variable consideration, such as product returns. See Note 2 for details.
Costs of Obtaining or Fulfilling Contracts
The Company incurs incremental costs of obtaining contracts and costs of fulfilling contracts with customers. Incremental costs of obtaining contracts, which include commissions and referral fees paid to third parties as a result of obtaining contracts with customers, are capitalized to the extent that the Company expects to recover such costs. Costs of fulfilling contracts that relate specifically to a contract with a customer, and result from activities that generate the Company’s resources and enable it to satisfy its performance obligations in the contract with the customer, are capitalized to the extent that the Company expects to recover such costs. Capitalized costs are amortized in a pattern that is consistent with the Company’s transfer to the customer of the related goods and services. Such costs were not material during the years ended December 31, 2019 and 2018.
Practical Expedients and Accounting Policy Elections
In determining the transaction price of its contracts with customers, the Company estimates variable consideration using a portfolio of data from similar contracts.
As a practical expedient, the Company does not adjust transaction price for the effects of a significant financing component in contracts in which the period between when the Company transfers the promised good or service to the customer and when the customer pays for that good or service is a year or less.
The Company has made an accounting policy election to account for shipping and handling activities as activities to fulfill its promise to transfer the goods to the customer, and not as a separate performance obligation. Accordingly, any shipping and handling fees billed to customers are included in revenue. When control of the goods transfers to the customer upon shipment of the goods, the Company accrues for any costs of shipping and handling that it expects to incur as cost of revenue.
The Company has made an accounting policy election to exclude all sales taxes from the transaction price of its contracts with customers. Accordingly, sales taxes collected from customers and remitted to government authorities is not included in revenue and is accounted for as a liability until it has been remitted to the respective government authority.
Note 4.   Fair Value of Financial Instruments
Fair value estimates of financial instruments are made at a specific point in time, based on relevant information about financial markets and specific financial instruments. As these estimates are subjective in nature, involving uncertainties and matters of significant judgment, they cannot be determined with precision. Changes in assumptions can significantly affect estimated fair value.
The Company measures fair value as the price that would be received to sell an asset or paid to transfer a liability (an exit price) in an orderly transaction between market participants at the reporting date. The Company utilizes a three-tier hierarchy, which prioritizes the inputs used in the valuation methodologies in measuring fair value:
•
Level 1 — Valuations based on quoted prices in active markets for identical assets or liabilities that an entity has the ability to access.

•
Level 2 — Valuations based on quoted prices for similar assets or liabilities, quoted prices for identical assets or liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable data for substantially the full term of the assets or liabilities. The Company has no assets or liabilities valued with Level 2 inputs.

•
Level 3 — Valuations based on inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. The Company has no assets or liabilities valued with level 3 inputs.

The carrying value of cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities approximates their fair values due to the short-term or on demand nature of these instruments.
There were no transfers between fair value measurement levels during the years ended December 31, 2019 and 2018.
The Company had $78.4 million and $211.8 million of money market funds included in cash and cash equivalents as of December 31, 2019 and 2018, respectively. These assets were valued using quoted market prices and accordingly were classified as Level 1.
Note 5.   Inventories
A summary of inventories is as follows at December 31 (in thousands):
	2019	2018
Raw materials	$842	$2,695
Work-in-progress	5,176	7,731
Finished goods	3,423	340
Total inventories	$9,441	$10,766
Work-in-progress represents inventory items in intermediate stages of production by third party manufacturers as well as the Company’s inventory manufacturing overhead costs. Manufacturing overhead costs primarily include management’s best estimate and allocation of the labor, materials costs and other overhead costs incurred related to inventory acquired or produced but not sold during the respective period.

For the years ended December 31, 2019 and 2018, net realizable value inventory adjustments and excess and obsolete inventory charges were $2.7 million and $0.1 million, respectively, and were recognized in cost of revenues.
Note 6.   Security Deposits and Vendor Advances
Security deposits and vendor advances consist of the following at December 31 (in thousands):
	2019	2018
Security deposits	$1,956	$1,828
Vendor advances	52,179	13,320
	54,135	15,148
Less current portion of vendor advances	(5,239)	(9,620)
Total non-current security deposits and vendor advances	$48,896	$5,528
Vendor advances are related to inventory purchase commitments described in more detail in Note 15.
Note 7.   Property and Equipment, Net
Property and equipment, net, are recorded at historical cost and consist of the following at December 31 (in thousands):
	2019	2018
Machinery and equipment	$4,485	$2,802
Leasehold improvements	1,424	15
Construction in progress	1,311	—
Other	210	158
	7,430	2,975
Less accumulated depreciation amortization	(2,105)	(1,364)
Property and equipment, net	$5,325	$1,611
Depreciation and amortization expense amounted to $0.8 million and $0.4 million for the years ended December 31, 2019 and 2018, respectively.
Note 8.   Accrued Expenses and Other Current Liabilities
Accrued expenses and other current liabilities consist of the following at December 31 (in thousands):
	2019	2018
Employee compensation	$2,208	$1,334
Customer deposits	1,171	214
Accrued warranty liability	876	133
Non-income tax	1,646	294
Other	1,050	247
Total other current liabilities	$6,951	$2,222
Warranty expense activity for the years ended December 31, 2019 and 2018, is as follows (in thousands):
	2019	2018
Balance, beginning of period	$133	$—
Warranty provision charged to operations	2,203	160
Warranty claims	(1,460)	(27)
Balance, end of period	$876	$133

Note 9.   Stockholders’ Deficit
Common stock
As of December 31, 2019 and 2018, the Company had authorized 102,000,000 shares of common stock (“Common Stock”) at $0.0001 par value per share, of which a total of 5,720,842 shares and 5,549,112 shares were outstanding, respectively.
In addition, at both December 31, 2019 and 2018, the Company had authorized 25,952,123 shares of special-voting common stock (“Special-Voting Common Stock”) at $0.0001 par value per share, of which none were issued or outstanding.
Dividends
Holders of the Company’s Common Stock are not entitled to receive dividends unless declared by the Board of Directors. Any such dividends would be subject to the preferential dividend rights of the holders of the Convertible Preferred Stock (see below). There have been no dividends declared to date.
Voting rights
The holders of shares of the Common Stock are entitled to 1 vote per share on all matters on which the Common shares shall be entitled to vote. The holders of shares of the Special-Voting Common Stock are entitled to 10 votes per share on all matters on which the Common shares shall be entitled to vote. The holders of Common Stock and Special-Voting Common Stock shall vote together and not as separate classes.
Note 10.   Convertible Preferred stock
The Company has issued four series of Convertible Preferred Stock, Series A through Series D. The following table summarizes the authorized, issued and outstanding Convertible Preferred Stock of the Company as of December 31, 2019 and December 31, 2018 (in thousands, except share and per share information):
Class	Year of Issuance	Issuance Price per share	Shares Authorized, Issued and Outstanding	Total Proceeds or Exchange Value	Issuance Costs	Net Carrying Value	Initial Liquidation Price per share
Series A	2012	$0.04	25,952,123	$1,038	$11	$1,027	$0.80
Series B	2014	0.80	25,000,000	20,000	99	19,901	0.80
Series C	2014 – 2015	3.33	27,948,045	93,067	246	92,821	3.33
Series D	2018	10.27	24,342,746	250,000	2,812	247,188	10.27
			103,242,914
The powers, preferences, rights, qualifications, limitations and restrictions of the shares of Convertible Preferred Stock are as follows:
Dividends
Dividends shall accrue to holders of the Convertible Preferred Stock at the rate of 8% of the original issue price for the applicable series of Convertible Preferred Stock, per annum subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization, payable only when, and if, declared by the Board of Directors of the Company. The right to receive dividends on Convertible Preferred Stock are not cumulative, and therefore, if not declared in any year, the right to such dividends shall terminate and shall not carry forward into the next year.
Liquidation rights
In the event of any liquidation, dissolution or winding up of the Company, whether voluntary or involuntary or a deemed liquidation event (which includes a merger, the sale of all of the Company’s assets, or a change of control) (each a “Liquidation Event”), the holders of the Convertible Preferred Stock are entitled to be paid out of the assets of the Company available for distribution to stockholders, pari passu, at a liquidation price per share equal to the greater of: (1) the Initial Liquidation Price of such Convertible Preferred Stock, plus any declared and unpaid dividends or (2) an amount that would have been payable had all the shares of the Convertible Preferred Stock been converted into the Common Stock. These payments will be made to or set aside prior to the holders of shares of any other class or series of capital stock that is not, by its terms, senior to the Convertible Preferred Stock.
Voting rights
The holders of shares of the Convertible Preferred Stock are entitled to vote on all matters on which the holders of shares of the Common Stock shall be entitled to vote.
Each holder of record of shares of Series A Convertible Preferred Stock shall be entitled to ten votes per share of Special-Voting Common Stock into which such Series A Convertible Preferred Stock are convertible, as discussed below under Conversion, on all matters to be voted on by the Company’s stockholders. Each holder of record of shares of Series B Convertible Preferred Stock, Series C Convertible Preferred Stock and Series D Convertible Preferred Stock shall be entitled to one vote per share of Common Stock into which such Series B Convertible Preferred Stock, Series C Convertible Preferred Stock and Series D Convertible Preferred Stock are convertible, as discussed below under Conversion, on all matters to be voted on by the Company’s stockholders. The holders of Convertible Preferred Stock and the holders of Common Stock shall vote together and not as separate classes. There shall be no series voting.
Conversion
Each share of Series A Convertible Preferred Stock is convertible, at the option of the holder, at any time after the date of issuance of such share, into shares of Special-Voting Common Stock on a 1 to 1 conversion rate subject to customary anti-dilution adjustments and upon the issuance of additional common shares for no consideration or consideration less than the conversion price of the Series A Convertible Preferred Stock. Each share of Series B Convertible Preferred Stock, Series C Convertible Preferred Stock and Series D Convertible Preferred Stock shall be convertible, at the option of the holder, at any time after the date of issuance into shares of Common Stock on a 1 to 1 conversion rate subject to customary anti-dilution adjustments and upon the issuance of additional common shares for no consideration or consideration less than the conversion price of the respective series of Convertible Preferred Stock.
Upon the earlier to occur of (i) election of the Convertible Preferred Stock by (A) the consent or vote of the majority holders of the Convertible Preferred Stock (voting together as a single class and not as separate series, and on an as-converted basis) and (B) the consent or vote of the majority holders of Series D Convertible Preferred Stock (voting together as a single class, and on an as-converted basis) or (ii) the closing of a firm commitment underwritten initial public offering pursuant to an effective registration statement filed under the Securities Act of 1933 covering the offer and sale of shares of Common Stock in which the aggregate gross proceeds to the Company are at least $80,000,000 at a public offering price per share equal to at least three times the Series D Convertible Preferred Stock Conversion Price of $10.27 (A) each share of Series A Convertible Preferred Stock shall automatically be converted into shares of Special-Voting Common Stock on a 1 for 1 basis, (B) each share of Series B Convertible Preferred Stock, Series C Convertible Preferred Stock and Series D Convertible Preferred Stock shall automatically be converted into Common Stock on a 1 for 1 basis.
Note 11.   Equity Incentive Plan
The Company’s 2012 Employee, Director and Consultant Equity Incentive Plan (the "Plan") was adopted by its Board of Directors and stockholders in March 2012. Upon approval of the stockholders, the number of shares of Common Stock reserved for issuance under the Plan was increased by 2,150,000 during the years ended December 31, 2019 and 2018. As of December 31, 2019, the number of shares of Common Stock reserved for issuance under the Plan was 20,000,000. The Plan is administered by the Board of Directors of the Company. The Board of Directors may grant stock-based awards, restricted stock and options to purchase shares either as incentive stock options or non-qualified stock options. The restricted stock and option grants are subject to certain terms and conditions, option periods and conditions, exercise rights and privileges and are fully discussed in the Plan document. At December 31, 2019, 1,201,316 common shares remain available for issuance under the Plan. No restricted stock was granted in the years ended December 31, 2019 and 2018, respectively.
Stock option activity
Each stock option grant carries varying vesting schedules whereby the options become exercisable at the participant’s sole discretion provided they are an employee, director or consultant of the Company on the applicable vesting date. Each option shall terminate not more than ten years from the date of the grant.
All options granted by the Company during the years ended December 31, 2019 and 2018, were granted with exercise prices equal to the estimated fair value of the Company’s common stock at the date of grant, as determined by the Company’s Board of Directors.
A summary of the stock option activity under the Plan is presented in the table below:
	Number of Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term	Aggregate Intrinsic Value
Outstanding at January 1, 2018	12,008,005	$1.63	8.26	11,287
Granted	3,730,500	3.89
Exercised	(471,706)	1.39
Forfeited	(1,593,248)	2.97
Outstanding at December 31, 2018	13,673,551	2.10	7.74	30,252
Granted	1,785,056	4.31
Exercised	(171,730)	1.89
Forfeited	(594,544)	2.68
Outstanding at December 31, 2019	14,692,333	$2.35	6.94	47,820
Options exercisable at December 31, 2018	7,157,149	$1.52	6.88	19,971
Options exercisable at December 31, 2019	9,788,082	$1.90	6.39	36,207
Vested and expected to vest at December 31, 2018	12,109,558	$2.02	7.62	27,785
Vested and expected to vest at December 31, 2019	13,559,748	$2.27	6.85	45,138
The Company received cash proceeds from the exercise of stock options of $0.3 and $0.7 million during the years ended December 31, 2019 and 2018, respectively. The total intrinsic value (the amount by which the stock price exceeds the exercise price of the option on the date of exercise) of the stock options exercised during the years ended December 31, 2019 and 2018, was $0.5 and $1.2 million respectively. The weighted-average grant date fair value of options granted during the year ended December 31, 2019 and 2018, was $2.31 and $2.52, respectively.
In 2018, the Company also issued 415,000 option awards subject to certain performance conditions. For options with performance conditions, stock-based compensation expense is originally based on the number of shares that would vest if the Company achieved 100% of the performance conditions, which is the intended outcome at the grant date. Throughout the requisite service period, management monitors the probability of achievement of the performance condition. If it becomes probable, based on the Company’s performance, that more or less than the current estimate of the awarded shares will vest, an adjustment to stock-based compensation expense will be recognized as a change in accounting estimate in the period that such probability changes. The Company has accrued the stock-based compensation cost for the performance-based awards during the periods as it was probable at the grant date that the performance conditions will be achieved.
In accordance with ASC Topic 718, the Company estimates and records the compensation cost associated with the grants described above with an offsetting entry to paid-in capital. As described in Note

2 to the financial statements, the Company selected the Black-Scholes option pricing model for determining the estimated fair value for service or performance-based stock-based awards. The Black-Scholes model requires the use of subjective assumptions which determine the fair value of stock-based awards. The assumptions used to value option grants to employees were as follows:
	2019	2018
Risk free interest rate	2.3% – 2.5%	2.3% – 3.0%
Expected dividend yield	0%	0%
Expected term	6 years – 6.1 years	5.8 years – 6.6 years
Expected volatility	50%	55%
The assumptions used to value option grants to non-employees were as follows:
	2019	2018
Risk free interest rate	1.5% – 2.7%	2.6% – 3.1%
Expected dividend yield	0%	0%
Expected term	8.1 years to 10 years	9 years to 10 years
Expected volatility	50%	55%
Risk free interest rate
The risk-free interest rate for periods within the expected term of the awards is based on the U.S. Treasury yield curve in effect at the time of the grant.
Expected dividend yield
The Company has never declared or paid any cash dividends and does not expect to pay any cash dividends in the foreseeable future.
Expected term
For employee awards, the Company calculates the expected term using the “simplified” method, which is the simple average of the vesting period and the contractual term. The simplified method is applied as the Company does not have sufficient historical data to provide a reasonable basis for an estimate of the expected term. The Company calculates expected term for employee awards that take into account the effects of employee’s expected exercise and post-vesting employment termination behavior.
For non-employee awards the contractual term is used.
Expected volatility
As the Company has been privately held since inception, there is no specific historical or implied volatility information available.
Accordingly, the Company estimates the expected volatility on the historical stock volatility of a group of similar companies that are publicly traded over a period equivalent to the expected term of the stock-based awards. Point estimates of expected annual equity volatility of 50% and 55% for December 31, 2019 and 2018, respectively, were selected in the guideline companies’ historical range.
Exercise price
The exercise price is directly taken from the grant notice issued to employees and non-employees.
The Company’s stock-based compensation expense for employee and nonemployee awards for the periods presented was as follows (in thousands):
	2019	2018
Employee awards	$2,853	$1,917

	2019	2018
Nonemployee awards	3,185	3,672
Total stock-based compensation expense	$6,038	$5,589

The stock options granted to employee and nonemployee for the periods presented was as follows:
	2019	2018
Stock options granted to employee	1,344,000	2,179,000
Stock options granted to nonemployee	441,056	1,551,500
Total stock options granted	1,785,056	3,730,500
The Company’s stock-based compensation expense for the periods presented was as follows (in thousands):
	2019	2018
Cost of revenue – Subscription	$15	$15
Research and development	3,693	3,304
Sales and marketing	1,041	1,327
General and administrative	1,289	943
Total stock-based compensation expense	$6,038	$5,589
No related tax benefits of the stock-based compensation expense have been recognized and no related tax benefits have been realized from the exercise of stock options due to the Company’s net operating loss carryforwards.
Total unrecognized stock-based compensation expense as of December 31, 2019, was $10.57 million which will be recognized over the remaining weighted average vesting period of 3.46 years.
Note 12.   Net Loss Per Share
Basic net loss per share is computed by dividing the net loss by the weighted-average number of shares of common stock of the Company outstanding during the period. Diluted net loss per share is computed by giving effect to all potential shares of common stock of the Company, including Convertible Preferred Stock and outstanding stock options, to the extent dilutive. Basic and diluted net loss per share was the same for each period presented as the inclusion of all potential shares of common stock of the Company outstanding would have been anti-dilutive.
The following table presents the calculation of basic and diluted net loss per share for the company’s common stock (in thousands, except share and per share amounts):
	2019	2018
Numerator:
Net loss	$(99,697)	$(50,765)
Numerator for Basic and Dilutive EPS – Loss available to common stockholders	$(99,697)	$(50,765)
Denominator:
Common stock	5,622,752	5,268,889
Denominator for Basic and Dilutive EPS – Weighted-average common stock	5,622,752	5,268,889
Basic and dilutive loss per share	$(17.73)	$(9.63)
Since the Company was in a net loss position for all periods presented, basic EPS calculation excludes preferred stock as it does not participate in net losses of the Company. Additionally, net loss per share attributable to common stockholders was the same on a basic and diluted basis, as the inclusion of all potential common equivalent shares outstanding would have been anti-dilutive. Anti-dilutive common equivalent shares were as follows:
	2019	2018
Outstanding options to purchase common stock	14,692,333	13,673,551
Outstanding Convertible Preferred Stock (Series A through D)	103,242,914	103,242,914
Total anti-dilutive common equivalent shares	117,935,247	116,916,465
Note 13.   Income Taxes
Income (loss) before provision for income taxes consisted of the following (in thousands):
	Year Ended December 31,
	2019	2018
Federal	$(98,833)	$(50,765)
Foreign	(864)	—
Loss before provision for income taxes	$(99,697)	$(50,765)
Due to the Company’s overall loss position, the Company has not recorded a tax provision for the years ended December 31, 2019 and 2018.
A reconciliation of the Company’s statutory income tax rate to the Company’s effective income tax rate is as follows:
	Year Ended December 31,
(In Thousands)	2019	2018
Income at US Statutory Rate	21.00%	21.00%
State Taxes, net of Federal benefit	3.30%	4.71%
Permanent Differences	(0.44)%	(0.49)%
Tax Credits	1.32%	1.98%
Foreign Rate Differential	(0.01)%	0.00%
Valuation Allowance	(25.04)%	(26.71)%
Other	(0.12)%	(0.49)%
	0.00%	0.00%

Net deferred tax assets as of December 31, 2019 and 2018 consisted of the following (in thousands):
	Year Ended December 31,
(In Thousands)	2019	2018
Deferred tax assets
Net operating loss carryforwards	$52,717	$31,271
Tax Credits	5,271	3,855
Stock Compensation	2,346	1,596
Accruals & Reserves	1,785	433
Other	154	122
Total Deferred tax assets	$62,273	$37,277
Valuation Allowance	(62,157)	(37,191)
Total Deferred tax assets	$116	$86
Deferred tax liabilities
Depreciation	(116)	(86)
Net deferred tax assets	$—	$—
As of December 31, 2019 and 2018, the Company has gross federal net operating loss (“NOL”) carryforwards of approximately $205.5 million and $117.6 million, respectively. As of December 31, 2019 and 2018, the Company has gross state NOL carryforwards of approximately $166.8 million and $111.5 million, respectively. Of the $205.5 million of federal NOL carryforwards, $73.7 million will begin to expire at various dates in 2031 and $131.9 million may be carried forward indefinitely. The state NOL carryforwards begin to expire in 2031. The Company also had federal and state tax credits of $4.7 million and $0.7 million, which begin to expire in 2032 and 2022, respectively.
Future realization of the tax benefits of existing temporary differences and net operating loss carryforwards ultimately depends on the existence of sufficient taxable income within the carryforward period. As of December 31, 2019 and 2018, the Company performed an evaluation to determine whether a valuation allowance was needed. The Company considered all available evidence, both positive and negative, which included the results of operations for the current and preceding years. The Company determined that it was not possible to reasonably quantify future taxable income and determined that it is more likely than not that all of the deferred tax assets will not be realized. Accordingly, the Company maintained a full valuation allowance as of December 31, 2019 and 2018.
The utilization of NOLs and tax credit carryforwards to offset future taxable income may be subject to an annual limitation as a result of ownership changes that have occurred previously or may occur in the future. Under Sections 382 and 383 of the Internal Revenue Code of 1986, as amended, (“IRC”), a corporation that undergoes an ownership change may be subject to limitations on its ability to utilize its pre-change NOLs and other tax attributes otherwise available to offset future taxable income and/or tax liability. An ownership change is defined as a cumulative change of 50% or more in the ownership positions of certain stockholders during a rolling three-year period. The Company has not completed a formal study to determine if any ownership changes within the meaning of IRC Section 382 and 383 have occurred. If an ownership change has occurred, the Company’s ability to use its NOLs or tax credit carryforwards may be restricted, which could require the Company to pay federal or state income taxes earlier than would be required if such limitations were not in effect.
The Company’s valuation allowance increased by $24.9 million and $13.4 million for the years ended December 31, 2019 and 2018, respectively, due primarily to the generation of net operating losses.
The calculation of our tax liabilities involves dealing with uncertainties in the application of complex tax laws and regulations for both federal taxes and the many states in which the Company operates or does business in. ASC 740-10 states that a tax benefit from an uncertain tax position may be recognized when it is more likely than not that the position will be sustained upon examination, including resolutions of any related appeals or litigation processes, on the basis of the technical merits.

The Company records uncertain tax positions as liabilities in accordance with ASC 740-10 and adjusts these liabilities when our judgment changes as a result of the evaluation of new information not previously available. As of December 31, 2019 and 2018 the Company recorded uncertain tax positions of $0.1 million and $0 million, respectively in accrued expenses.
The Company recognizes interest and penalties related to unrecognized tax benefits on the income tax expense line in the accompanying consolidated statements of operations and comprehensive loss as required. As of December 31, 2018 and 2019, there were no significant accrued interest or penalties.
The Company files tax returns as prescribed by the tax laws of the jurisdictions in which it operates. In the normal course of business, the Company is subject to examination by federal, state and foreign jurisdictions, where applicable. There are currently no pending tax examinations. The Company’s tax years are still open under statute from December 31, 2016 to the present. Federal and state net operating losses are subject to review by taxing authorities in the year utilized.
Note 14.   Related Party Transactions
The Company subleases office and laboratory spaces from 4Catalyzer (“4C”), a company under common ownership, and also leases a facility from a company that is managed and owned by members of the Rothberg family. During 2019 and 2018, the Company incurred a total of approximately $0.4 million and $0.4 million, respectively, in rent expenses to the related parties.
The Company also makes payments to 4C to prefund the acquisition of capital assets and these amounts are included in prepaid expenses and other current assets on the balance sheet. Such prepaid advances were $1.5 and $1.6 million at December 31, 2019 and 2018, respectively.
On September 30, 2019, the Company entered into an Amended and Restated Technology Services Agreement (the “ARTSA”) by and among 4C, the Company and other participant companies controlled by the Rothberg family, Under the ARTSA, Butterfly and the other participant companies agreed to share certain non-core technologies, which means any technologies, information or equipment owned or otherwise controlled by the participant company that are not specifically related to the core business area of the participant and subject to certain restrictions on use. The ARTSA also provides for 4C to perform certain services to Butterfly and each other participant company, such as general administration, facilities, information technology, financing, legal, human resources and other services. 4C services provided to the Company are pre-funded approximately once a quarter. The Company incurred expenses of $7.3 and $8.0 million during the years ended December 31, 2019 and 2018, respectively. These expenditures are recorded within the accompanying consolidated statements of operations and comprehensive loss and allocated to the proper operating expense caption based on the nature of the service. The amount due to 4C as of December 31, 2019 and 2018, was $0.0 and $0.8 million, respectively, and is included in due to related parties on the Company’s balance sheets. The amounts advanced to and due from 4C as of December 31, 2019 and 2018 related to operating expenses was $0.8 and $1.2 million, respectively, and is included in due from related parties on the balance sheets.
The ARTSA also provides for the participant companies to provide other services to each other. The Company also has transactions with other entities under common ownership, in which such entities make payments to independent third parties on behalf of the Company. As of December 31, 2019 and 2018, the Company owed $0.0 and $0.1 million, respectively, relative to such payments made on their behalf, which are included in due to related parties in the Company’s consolidated balance sheets. In addition, the Company has transactions with these other entities under common ownership, in which payments are made by the Company to third parties on behalf of the other entities. As of December 31, 2019 and 2018, the Company’s receivable is $0.0 and $0.4 million, respectively. All amounts are paid or received throughout the year within 30 days after the end of each month.
Note 15.   Commitments and Contingencies
Commitments
Operating leases:
The Company leases office space under operating leases. Minimum rental payments under operating leases are recognized on a straight-line basis over the term of the lease. Rent expense under the operating lease was $1.7 and $0.2 million in 2019 and 2018, respectively.

The following is a schedule of future minimum rental payments under non-cancelable operating leases with initial terms in excess of one year (in thousands):
Years ending December 31:
2020	$1,634
2021	1,675
2022	1,717
2023	1,760
2024	1,849
Thereafter	8,273
Total future minimum rental payments	$16,908
Purchase commitments:
The Company enters into inventory purchase commitments with third-party manufacturers in the ordinary course of business. These commitments are generally non-cancellable and are based on sales forecasts. These agreements range from one to five-year periods and may contain fixed or minimum annual commitments, subject to certain provisions that allow the Company to renegotiate the commitment. The aggregate amount of minimum inventory purchase commitments as of December 31, 2019 was $36.4 million, which excludes the prepaid vendor advance described below.
During 2019, the Company entered into an agreement with a certain third party manufacturing vendor. Under the agreement, during the year ended December 31, 2019, the Company made a prepayment to the vendor for certain inventory commitments of approximately $56.4 million, which is recorded as a vendor advance. During the year ended December 31, 2019 the Company recognized a net of loss on the vendor purchase commitment of $9.5 million, recorded as a write-down of the vendor advance. The Company applied the guidance in Topic 330, Inventory to determine the loss. The Company considered a variety of factors and data points when determining the existence and scope of a loss for the minimum purchase commitment. The factors and data points included Company specific forecasts, agreement specific provisions, macroeconomic factors and market and industry trends. The Company specific forecasts include reliance on sales history, which is limited as sales only began to occur in the fourth quarter of the year ended December 31, 2018. Determining the loss is subjective and requires significant management judgment and estimates. Future events may differ from those assumed in our assessment, and therefore the loss may change in the future.
In August 2020 the Company and the vendor qualified the manufacturing process specified in the agreement and the Company began purchasing product from the vendor. As a result, the Company has accrued a $56.4 million liability under the agreement as of September 30, 2020. In the fourth quarter of 2020, the Company and the vendor amended the agreement to include provisions to increase the aggregate purchase commitments to $169.0 million and extend the time frame of the agreement.
Other Purchase Commitments:
In September 2020, the Company has renegotiated certain inventory purchase commitments with other third party manufacturing vendors and as a result certain inventory purchase commitments have been cancelled. As a result of the renegotiations, the Company has accrued the expected losses on those commitments of $7.6 million as of September 30, 2020.
Other commitments:
The Company sponsors a 401(k) defined contribution plan covering all eligible US employees. Contributions to the 401(k) plan are discretionary. The Company did not make any matching contributions to the 401(k) plan for the years ended December 31, 2019 and 2018.
Contingencies
The Company is involved in litigation and legal matters which have arisen in the normal course of business, including but not limited to medical malpractice matters. Although the ultimate results of these matters are not currently determinable, management does not expect that they will have a material effect on the Company’s consolidated statements of financial position, results of operations, or cash flows.
The Company enters into indemnification provisions under some agreements with other parties in the ordinary course of business, including business partners, investors, contractors, customers, and the Company’s officers, directors and certain employees. The Company has agreed to indemnify and defend the indemnified party claims and related losses suffered or incurred by the indemnified party from actual or threatened third-party claim because of the Company’s activities or non-compliance with certain representations and warranties made by the Company. It is not possible to determine the maximum potential loss under these indemnification provisions due to the Company’s limited history of prior indemnification claims and the unique facts and circumstances involved in each particular provision. To date, losses recorded in the Company’s consolidated statements of operations and comprehensive loss in connection with the indemnification provisions have not been material.
Note 16.   Subsequent Events
The Company has evaluated events through November 27, 2020, for possible adjustment to or disclosure in the financial statements, which is the date on which the financial statements were available to be issued.
Subsequent events occurring after December 31, 2019, were as follows:
On January 2, 2020, the Board approved an increase in the amount of shares reserved under the Company’s 2012 Employee, Director and Consultant Equity Incentive Plan by 11,000,000 shares of common stock, from 20,000,000 to 31,000,000 shares of common stock.
On March 11, 2020, the World Health Organization declared the outbreak of a novel coronavirus (“COVID-19”) as a global pandemic, which continues to spread throughout the United States and around the world. As of November 27, 2020, the Company is aware of changes in its business as a result of COVID-19 but uncertain of the impact of those changes on its financial position, results of operations or cash flows. Management believes any disruption, when and if experienced, could be temporary; however, there is uncertainty around when any disruption might occur, the duration and hence the potential impact. As a result, the Company is unable to estimate the potential impact on our business as of the date of this filing.
The Coronavirus Aid, Relief and Economic Security (CARES) Act was signed into law on March 27, 2020 in response to the COVID-19 pandemic. In April 2020, the Company pursued and subsequently obtained relief funds in the amount of $4.4 million from certain government support programs for which it is eligible.
On May 21, 2020 and May 26, 2020, the Company issued convertible notes payable for total gross proceeds of $20.15 million. Further, on July 16, 2020, the Company issued additional convertible notes payable for total gross proceeds of $0.5 million. Additionally, on October 30, 2020 and November 2, 2020, the Company issued additional convertible notes payable for total gross proceeds of $29.35 million.
In the fourth quarter of fiscal 2020, the Company and the vendor amended an inventory supply arrangement. The agreement as well as the renegotiation is described in further detail in Note 15.
On November 19, 2020, the Company entered into a merger agreement with Longview Acquisition Corp (“Longview”), a Special Purpose Acquisition Company. The contemplated deal with Longview would provide all holders of common and preferred stockholder to receive common stock of the continuing public company, which will be a wholly owned subsidiary of Longview. The proposed transaction is expected to be completed in the first quarter of 2021, subject to, among other things, the approval by Longview’s shareholders, satisfaction of the conditions stated in the merger agreement and other customary closing conditions. There is no assurance that the transaction will be consummated.

BUTTERFLY NETWORK, INC. AND SUBSIDIARIES
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS
(In thousands, except share and per share amounts)
	September 30, 2020	December 31, 2019
Assets
Current assets:
Cash and cash equivalents	$51,686	$90,002
Accounts receivable, net	2,828	1,951
Inventories	14,942	9,441
Current portion of vendor advances	236	5,239
Prepaid expenses and other current assets	2,656	1,793
Due from related parties	446	829
Total current assets	$72,794	$109,255
Property and equipment, net	6,881	5,325
Security deposits and non-current portion of vendor advances	48,837	48,896
Other assets – related party	1,581	1,661
Total assets	$130,093	$165,137
Liabilities, convertible preferred stock and stockholders’ deficit
Current liabilities:
Accounts payable	$8,330	$5,168
Deferred revenue, current	5,350	3,200
Due to related parties	7	6
Accrued purchase commitments, current	63,376	—
Accrued expenses and other current liabilities	8,879	6,951
Total current liabilities	$85,942	$15,325
Deferred revenue, non-current	$1,099	$587
Convertible debt	21,019	—
Loan payable	4,366	—
Other non-current liabilities	624	566
Total liabilities	$113,050	$16,478
Commitments and contingencies (Note 14)
Convertible preferred stock:
Convertible preferred stock (Series A, B, C and D) $.0001 par value with an aggregate liquidation preference of $383,829; 103,242,914 shares authorized, issued and outstanding	360,937	360,937
Stockholders’ deficit:
Common stock $.0001 par value; 102,000,000 and 102,000,000 shares authorized at September 30, 2020 and December 31, 2019, respectively; 5,865,800 and 5,720,842 shares issued and outstanding at September 30, 2020 and December 31, 2019, respectively.	1	1
Special-voting common stock, $.0001 par value; 25,952,123 shares authorized; 0 shares issued and outstanding	—	—
Additional paid-in capital	27,969	19,782
Accumulated deficit	(371,864)	(232,061)
Total stockholders’ deficit	$(343,894)	$(212,278)
Total liabilities, convertible preferred stock and stockholders’ deficit	$130,093	$165,137
The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

BUTTERFLY NETWORK, INC. AND SUBSIDIARIES
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS
(In thousands, except share and per share amounts)
	Nine months ended September 30
	2020	2019
Revenue:
Product	$25,820	$15,405
Subscription	4,777	1,441
Total revenue	$30,597	$16,846
Cost of revenue:
Product (including losses on purchase commitments of $64.0 million and $0.0, respectively)	$99,259	$23,212
Subscription	1,260	427
Total cost of revenue	$100,519	$23,639
Gross margin	$(69,922)	$(6,793)
Operating expenses:
Research and development	$36,427	$34,593
Sales and marketing	17,408	8,216
General and administrative	15,651	12,164
Total operating expenses	69,486	54,973
Loss from operations	$(139,408)	$(61,766)
Interest income	$238	$2,332
Interest expense	(418)	—
Other income (expense), net	(183)	(27)
Loss before provision for income taxes	$(139,771)	$(59,461)
Provision for income taxes	32	—
Net loss and comprehensive loss	$(139,803)	$(59,461)
Net loss per common share attributable to common stockholders, basic and diluted	$(24.09)	$(10.61)
Weighted-average shares used to compute net loss per share attributable to common stockholders, basic and diluted	5,804,354	5,604,129
The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

BUTTERFLY NETWORK, INC. AND SUBSIDIARIES
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS’ DEFICIT
(In thousands, except share amounts)
Nine months ended September 30, 2019
	Convertible Preferred Stock		Common Stock		Additional Paid-in Capital	Accumulated Deficit	Total stockholders’ deficit
	Shares	Amount	Shares	Amount
December 31, 2018	103,242,914	$360,937	5,549,112	$1	$13,420	$(132,364)	$(118,943)
Net loss	—	—	—	—	—	(59,461)	(59,461)
Common stock issued upon exercise of stock options	—	—	97,749	—	201	—	201
Stock-based compensation expense	—	—	—	—	4,112	—	4,112
September 30, 2019	103,242,914	$360,937	5,646,861	$1	$17,733	$(191,825)	$(174,091)
Nine months ended September 30, 2020
	Convertible Preferred Stock		Common Stock		Additional Paid-in Capital	Accumulated Deficit	Total stockholder’s deficit
	Shares	Amount	Shares	Amount
December 31, 2019	103,242,914	$360,937	5,720,842	$1	$19,782	$(232,061)	$(212,278)
Net loss	—	—	—	—	—	(139,803)	(139,803)
Common stock issued upon exercise of stock options	—	—	144,958	—	391	—	391
Stock-based compensation expense	—	—	—	—	7,796	—	7,796
September 30, 2020	103,242,914	$360,937	5,865,800	$1	$27,969	$(371,864)	$(343,894)
The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

BUTTERFLY NETWORK, INC. AND SUBSIDIARIES
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)
	Nine months ended September 30
	2020	2019
Cash flows from operating activities:
Net loss	$(139,803)	$(59,461)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	904	497
Loss on disposal of property and equipment	131	3
Write-down of inventories	6,923	2,602
Stock-based compensation expense	7,727	4,112
Provision for bad debt	598	—
Accrued interest expense on convertible debt and loan payable	418	—
Changes in assets and liabilities:
Accounts receivable	(1,475)	168
Inventories	(12,426)	(3,433)
Prepaid expenses and other current assets	(863)	53
Security deposits and vendor advances	5,064	(51,815)
Due from related parties	383	657
Other assets – related party	81	111
Accounts payable	3,236	5,254
Deferred revenue	2,662	2,188
Due to related parties	1	(624)
Accrued purchase commitments	63,376	—
Accrued expenses and other liabilities	1,986	1,680
Net cash used in operating activities	$(61,077)	$(98,008)
Cash flows from investing activities:
Purchases of property and equipment	(2,597)	(2,477)
Net cash used in investing activities	$(2,597)	$(2,477)
Cash flows from financing activities:
Proceeds from exercise of stock options	391	201
Proceeds from loan payable	4,317	—
Proceeds from issuance of convertible debt, net	20,650	—
Net cash provided by financing activities	$25,358	$201
Net decrease in cash and cash equivalents	$(38,316)	$(100,284)
Cash and cash equivalents, beginning of period	$90,002	$214,578
Cash and cash equivalents, end of period	$51,686	$114,294
Supplemental Disclosures
Cash paid for interest	—	—
Cash paid for income taxes	—	—
The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

Butterfly Network, Inc. and Subsidiaries
Notes to Condensed Consolidated Financial Statements
Note 1.   Organization and Description of Business
Butterfly Network, Inc. and Subsidiaries (the “Company” or “Butterfly”) was incorporated as a Delaware corporation on January 25, 2011. The Company is an innovative digital health business with a mission of democratizing healthcare by making medical imaging accessible to everyone around the world. Powered by Butterfly’s proprietary Ultrasound on-Chip™ technology, Butterfly’s solution addresses the needs of point of care imaging with a unique combination of software and hardware technology. This hardware platform is combined with artificial intelligence software to provide image interpretation, risk assessment, and acquisition assistance to less expert users worldwide. The Company’s cloud environment allows for telemedicine and content storage, which further drives data network effects and AI improvements.
The Company operates wholly owned subsidiaries in Australia, Germany, Netherlands, United Kingdom and Taiwan.
Note 2.   Summary of Significant Accounting Policies
Basis of Presentation and Principles of Consolidation
The accompanying condensed consolidated financial statements include the accounts of Butterfly Network, Inc. and its wholly-owned Subsidiaries have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and pursuant to the accounting disclosure rules and regulations of the Securities and Exchange Commission (the “SEC”) regarding interim financial reporting. Certain information and note disclosures normally included in the financial statements prepared in accordance with GAAP have been condensed or omitted pursuant to such rules and regulations. Therefore, these condensed consolidated financial statements should be read in conjunction with the consolidated financial statements and notes included in the Company’s audited financial statements as of and for the year ended December 31, 2019 and 2018. All intercompany balances and transactions are eliminated upon consolidation.
The condensed consolidated balance sheet as of December 31, 2019 and 2018, included herein, was derived from the audited financial statements as of that date, but does not include all disclosures, including certain notes required by GAAP, on an annual reporting basis.
In the opinion of management, the accompanying condensed consolidated financial statements reflect all normal recurring adjustments necessary to present fairly the financial position, results of operations, and cash flows for the interim periods. The results for the nine months ended September 30, 2020 are not necessarily indicative of the results to be expected for any subsequent quarter, the year ending December 31, 2020, or any other period.
Except as described elsewhere in this Note 2 under the heading “Recently Issued Accounting Pronouncements” and Note 8, there have been no material changes to the Company’s significant accounting policies as described in the audited consolidated financial statements as of December 31, 2019 and 2018.
COVID-19 Outbreak
The recent outbreak of the novel coronavirus (“COVID-19”), which was declared a pandemic by the World Health Organization on March 11, 2020 and declared a National Emergency by the President of the United States on March 13, 2020, has led to adverse impacts on the U.S. and global economies and created uncertainty regarding potential impacts on the Company’s operating results, financial condition and cash flows. The full extent to which the COVID-19 pandemic will directly or indirectly impact the Company’s business, results of operations and financial condition, including expenses and research and development costs, will depend on future developments that are highly uncertain, including as a result of new information that may emerge concerning COVID-19 and the actions taken to contain or treat COVID-19, as well as the economic impacts.

Butterfly Network, Inc. and Subsidiaries
Notes to Condensed Consolidated Financial Statements
The estimates of the impact on the Company’s business may change based on new information that may emerge concerning COVID-19 and the actions to contain it or treat its impact and the economic impact on local, regional, national and international markets. The Company’s devices have been utilized in the diagnosis of COVID-19 symptoms in patients. The Company believes its business is well-positioned to benefit from the trends that are accelerating digital transformation of the health care industry as a result from the COVID-19 pandemic.
The Company has not incurred any significant impairment losses in the carrying values of our assets as a result of the COVID-19 pandemic and is not aware of any specific related event or circumstance that would require us to revise our estimates reflected in our financial statements.
Going Concern and Management’s Plans
In accordance with Accounting Standards Update (“ASU”) No. 2014-15, Disclosure of Uncertainties about an Entity’s Ability to Continue as a Going Concern (Subtopic 205-40), the Company has evaluated whether there are certain conditions and events, considered in the aggregate, that raise substantial doubt and the Company’s ability to continue as a going concern within one year after the date that the consolidated financial statements are issued.
Since its inception, the Company has funded its operations primarily with proceeds from the sale of convertible preferred stock as well as revenues generated through its sales of probes. The Company has incurred recurring losses since its inception, including net losses of $139.8 million and $59.5 million for the nine months ended September 30, 2020 and 2019, respectively. In addition, as of September 30, 2020, the Company had an stockholders deficit of $343.9 million. The Company expects to continue to generate operating losses for the foreseeable future. As of January 25, 2021, the issuance date of these consolidated financial statements, the Company expects that its cash and cash equivalents will not be sufficient to fund its operating expenses and vendor purchase commitments through at least 12 months from the issuance of the consolidated financial statements.
The Company is seeking additional funding which will secure additional resources to generate sufficient revenues and increased margin, which without these represent the principal conditions that raise substantial doubt the Company’s ability to continue as a going concern.
The Company may not be able to obtain financing on acceptable terms, or at all. The terms of any financing may adversely affect the holdings or the rights of the Company’s stockholders.
Based on its recurring losses from operations incurred since inception, expectation of continuing operating losses for the foreseeable future, and need to raise additional capital to finance its future operations, the Company has concluded that there is substantial doubt about its ability to continue as a going concern within one year after the date that the consolidated financial statements are issued.
The accompanying consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty. Accordingly, the consolidated financial statements have been prepared on a basis that assumes the Company will continue as a going concern and which contemplates the realization of assets and satisfaction of liabilities and commitments in the ordinary course of business.
Concentration of Credit Risk
Financial instruments that potentially subject the Company to concentration of credit risk consist principally of cash and cash equivalents and accounts receivable. At September 30, 2020 and December 31, 2019, substantially all of the Company’s cash and cash equivalents were invested in money market accounts at one financial institution. The Company also maintains balances in various operating accounts above federally insured limits. The Company has not experienced any losses on such accounts and does not believe it is exposed to any significant credit risk on cash and cash equivalents.

Butterfly Network, Inc. and Subsidiaries
Notes to Condensed Consolidated Financial Statements
As of and for the nine months ended September 30, 2020 and as of and for the year ended December 31, 2019, no customer accounts for more than 10% of the Company’s total accounts receivable and total revenues.
Segment Information
The Company operates as one operating segment providing an AI-enhanced personal ultrasound solution. Operating segments are defined as components of an enterprise for which separate financial information is evaluated regularly by the chief operating decision maker (“CODM”), in deciding how to allocate resources and assess performance. The Company defines its CODM as its Chief Executive Officer. The Company’s business operates in one operating segment as all of the Company’s product lines operate within a single platform with the CODM evaluating the Company’s financial information, resources and performance of these resources on a consolidated basis. Since the Company operates in one operating segment, all required financial segment information can be found in the condensed consolidated financial statements.
Use of Estimates
The Company make estimates and assumptions about future events that affect the amounts reported in its condensed consolidated financial statements and accompanying notes. Future events and their effects cannot be determined with certainty. On an ongoing basis, management evaluates these estimates, judgments and assumptions.
The Company bases their estimates on historical and anticipated results and trends and on various other assumptions that the Company believes are reasonable under the circumstances, including assumptions as to future events. Changes in estimates are recorded in the period in which they become known. Actual results could differ from those estimates, and any such differences may be material to the Company’s condensed consolidated financial statements. There have been no material changes to the Company’s use of estimates as described in the in the audited consolidated financial statements as of December 31, 2019.
Convertible Debt
The Company evaluates its convertible debt for embedded derivatives. Embedded provisions (like conversion options) are assessed under ASC Topic 815, Derivatives and Hedging to determine if they qualify as embedded derivatives that require separate accounting.
To the extent that any embedded conversion option in the convertible debt is not bifurcated as an embedded derivative, that conversion option is also evaluated under ASC Topic 470, Debt, to determine if it qualifies as a cash conversion feature or a beneficial conversion feature and requires separate accounting within equity.
Debt issuance costs are recorded as a reduction to the carrying amount of the convertible debt and are amortized to interest expense using the effective interest method.
The convertible debt is classified as short-term or long-term based on the debt’s payment schedule. Specifically, to the extent any payments are due within 12 months of the balance sheet date, it is classified as short-term while any payments that are due after 12 months from the balance sheet date are classified as long-term.
Recently Issued Accounting Pronouncements
Accounting pronouncements issued and adopted
In June 2018, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2018-07, Compensation — Stock Compensation (Topic 718). The amendments in this update expand the scope of Topic 718 to include share-based payments to non-employees. An entity is

Butterfly Network, Inc. and Subsidiaries
Notes to Condensed Consolidated Financial Statements
required to apply the requirements of Topic 718 to non-employee awards except for specific guidance related to option pricing models and the attribution of cost. The Company adopted such guidance on January 1, 2020 and there was no material effect of adoption on the condensed consolidated financial statements. In accordance with the ASU, from January 1, 2020 the Company will no longer estimate the fair value of non-employee options as of the end of each reporting period. In conjunction with the adoption of the standard, the Company does not apply a forfeiture rate assumption to value stock-based awards issued to non-employees. The Company will assess the expected term of non-employee options on agreement by agreement basis.
In August 2018, the FASB issued ASU 2018-13, Fair Value Measurement: Disclosure Framework — Changes to the Disclosure Requirements for Fair Value Measurement (Topic 820). The amendments add and modify certain disclosure requirements for fair value measurements. Under the new guidance, entities will no longer be required to disclose the amount of and reasons for transfers between Level 1 and Level 2 of the fair value hierarchy, or valuation processes for Level 3 fair value measurements. However, public business entities will be required to disclose the range and weighted average of significant unobservable inputs used to develop Level 3 fair value measurements, and related changes in unrealized gains and losses included in other comprehensive income. ASU 2018-13 is effective for public business entities for fiscal years beginning after December 15, 2019, including interim periods within those fiscal years, and early adoption is permitted. The Company adopted such guidance on January 1, 2020 and there was no material effect of adoption on the condensed consolidated financial statements.
Accounting pronouncements issued but not yet adopted
In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842) which outlines a comprehensive lease accounting model and supersedes the current lease guidance. The new guidance requires lessees to recognize almost all of their leases on the balance sheet by recording a lease liability and corresponding right-of-use assets. It also changes the definition of a lease and expands the disclosure requirements of lease arrangements. As per the latest ASU 2020-05 issued by FASB, the entities who have not yet issued or made available for issuance the financial statements as of June 3, 2020 can defer the new guidance for one year. For public entities, this guidance was effective for annual reporting periods beginning January 1, 2019, including interim periods within that annual reporting period. For private entities, this guidance is effective for the annual reporting period beginning January 1, 2022, and interim reporting periods within annual reporting period beginning January 1, 2023. This will require application of the new accounting guidance at the beginning of the earliest comparative period presented in the year of adoption. The Company is in the process of evaluating the impact that the adoption of this pronouncement will have on the Company’s condensed consolidated financial statements and disclosures.
In June 2016, the FASB issued ASU 2016-13, Financial Instruments — Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments. ASU 2016-13 requires an entity to utilize a new impairment model known as the current expected credit loss (“CECL”) model to estimate its lifetime “expected credit loss” and record an allowance that, when deducted from the amortized cost basis of the financial asset, presents the net amount expected to be collected on the financial asset. The CECL model is expected to result in more timely recognition of credit losses. ASU 2016-13 also requires new disclosures for financial assets measured at amortized cost, loans, and available-for-sale debt securities. As per the latest ASU 2020-02, the FASB deferred the timelines for certain small public and private entities. For public entities, this guidance was effective for annual reporting period beginning January 1, 2020, including interim periods within that annual reporting period. For private entities, this guidance is effective for the annual reporting period beginning January 1, 2023, including interim periods within that annual reporting period. The standard will apply as a cumulative-effect adjustment to retained earnings as of the beginning of the first reporting period in which the guidance is adopted. The Company is in the process of evaluating the impact the adoption of this pronouncement will have on the Company’s condensed consolidated financial statements and disclosures.

Butterfly Network, Inc. and Subsidiaries
Notes to Condensed Consolidated Financial Statements
In August 2018, the FASB issued ASU 2018-15, Customer’s Accounting for Implementation Costs Incurred in a Cloud Computing Arrangement that Is a Service Contract (Topic 350-40), which aligns the requirements for capitalizing implementation costs incurred in a hosting arrangement that is a service contract with the requirements for capitalizing implementation costs incurred to develop or obtain internal-use software (and hosting arrangements that include an internal-use software license). For public entities, this guidance was effective for annual reporting periods beginning January 1, 2020, including interim periods within that annual reporting period. For private entities, this guidance is effective for the Company for annual reporting periods beginning January 1, 2021 and interim periods beginning January 1, 2022. The Company is currently evaluating the impact that the adoption of this pronouncement will have on the Company’s condensed consolidated financial statements and disclosures.
In December 2019, the FASB ASU 2019-12, Income Taxes(Topic 740): Simplifying the Accounting for Income Taxes. The ASU is intended to simplify various aspects related to accounting for income taxes. For public entities, this guidance is effective for annual reporting periods beginning January 1, 2021, including interim periods within that annual reporting period. For private entities, this guidance is effective for annual reporting periods beginning January 1, 2022 and interim reporting periods within annual reporting period beginning January 1, 2023. The Company is currently evaluating the impact that the adoption of this pronouncement will have on the financial statements.
In August 2020, the FASB issued ASU No. 2020-06, Debt — Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging — Contracts in Entity’s Own Equity (Subtopic 815-40). The update simplifies the accounting for convertible debt instruments and convertible preferred stock by reducing the number of accounting models and the number of embedded conversion features that could be recognized separately from the primary contract. This ASU also enhances transparency and improves disclosures for convertible instruments and earnings per share guidance. It is effective for annual reporting periods beginning after January 1, 2022, including interim periods within those fiscal years. Early adoption is permitted, but no earlier than fiscal years beginning after January 1, 2021. This update permits the use of either the modified retrospective or fully retrospective method of transition. The Company is currently evaluating the timing and impact of the adoption of ASU 2020-06 on the Company’s consolidated financial statements and disclosures.
Note 3.   Revenue Recognition
Disaggregation of Revenue
The Company disaggregates revenue from contracts with customers by product line and geographical market. The Company believes that these categories aggregate the payor types by nature, amount, timing and uncertainty of its revenue streams. The following table summarizes the Company’s disaggregated revenues (in thousands):
		Nine months ended September 30
	Pattern of Recognition	2020	2019
By Product Type
Device and accessories	Point-in-Time	$25,820	$15,405
Subscription services and other services	OverTime	4,777	1,441
Total		$30,597	$16,846
By geographical market:
United States		$22,021	$16,004
International		8,576	842
Total		$30,597	$16,846

Butterfly Network, Inc. and Subsidiaries
Notes to Condensed Consolidated Financial Statements
Contract Balances
Contract balances represent amounts presented in the condensed consolidated balance sheets when either we have transferred goods or services to the customer, or the customer has paid consideration to us under the contract. These contract balances include accounts receivable and deferred revenue.
The following table provides information about receivables and deferred revenue from contracts with customers (in thousands):
	September 30, 2020	December 31, 2019
Accounts receivable, net	$2,828	$1,951
Deferred revenue, current	5,350	3,200
Deferred revenue, non-current	1,099	587
The Company recognizes a receivable when it has an unconditional right to payment, and payment terms are typically 30 days for all product and service sales.
The amount of revenue recognized during the nine months ended September 30, 2020 that was included in the deferred revenue balance at the beginning of the period was $2.8 million.
Transaction price allocated to remaining performance obligations
As of September 30, 2020 and December 31, 2019, the Company had remaining performance obligations amounting to $10.1 million and $4.9 million respectively. As of September 30, 2020, the Company expects to recognize approximately 60% of its remaining performance obligations as revenue in the subsequent twelve-month period, and an additional 40% thereafter.
Note 4.   Fair Value of Financial Instruments
Fair value estimates of financial instruments are made at a specific point in time, based on relevant information about financial markets and specific financial instruments. As these estimates are subjective in nature, involving uncertainties and matters of significant judgment, they cannot be determined with precision. Changes in assumptions can significantly affect estimated fair value.
The Company measures fair value as the price that would be received to sell an asset or paid to transfer a liability (an exit price) in an orderly transaction between market participants at the reporting date. The Company utilizes a three-tier hierarchy, which prioritizes the inputs used in the valuation methodologies in measuring fair value:
•
Level 1 — Valuations based on quoted prices in active markets for identical assets or liabilities that an entity has the ability to access.

•
Level 2 — Valuations based on quoted prices for similar assets or liabilities, quoted prices for identical assets or liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable data for substantially the full term of the assets or liabilities.

•
Level 3 — Valuations based on inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. The Company has no assets or liabilities valued with Level 3 inputs.

The carrying value of cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities Loan approximates their fair values due to the short-term or on demand nature of these instruments. The fair value of the PPP loan and the convertible debt using Level 2 inputs was deemed to approximate carrying value as of September 30, 2020, due to the recency of the issuance dates.

Butterfly Network, Inc. and Subsidiaries
Notes to Condensed Consolidated Financial Statements
There were no transfers between fair value measurement levels during the nine months ended September 30, 2020 and 2019. There were no Level 3 instruments as December 31, 2019 and 2018.
The Company had $16.9 million and $78.4 million of money market funds included in cash and cash equivalents as of September 30, 2020 and December 31, 2019, respectively. These assets were valued using quoted market prices and accordingly were classified as Level 1.
Note 5.   Inventories
A summary of inventories is as follows at September 30, 2020 and December 31, 2019 (in thousands):
	September 30, 2020	December 31, 2019
Raw materials	$3,452	$842
Work-in progress	5,562	5,176
Finished goods	5,928	3,423
Total inventories	$14,942	$9,441
Work-in-progress represents inventory items in intermediate stages of production by third party manufacturers as well as the Company’s inventory manufacturing overhead costs. Manufacturing overhead costs primarily include management’s best estimate and allocation of the labor, materials costs and other overhead costs incurred related to inventory acquired or produced but not sold during the respective period.
For the nine months ended September 30, 2020 and 2019, the Company recognized net realizable value inventory adjustments and excess and obsolete inventory charges of $6.9 million and $2.6 million, respectively, were as a result of a change in manufacturers and new product developments which resulted in certain older products becoming obsolete.
Note 6.   Accrued Expenses and Other Current Liabilities
Accrued expenses and other current liabilities consist of the following:
	September 30, 2020	December 31, 2019
Employee compensation	$3,223	$2,208
Customer deposits	605	1,171
Accrued warranty liability	1,708	876
Non-income tax	2,743	1,646
Other	600	1,050
Total other current liabilities	$8,879	$6,951
Warranty expense activity is as follows:
	September 30, 2020	September 30, 2019
Balance, beginning of period	$876	$133
Warranty provision charged to operations	2,037	1,627
Warranty claims	(1,205)	(964)
Balance, end of period	$1,708	$796

Butterfly Network, Inc. and Subsidiaries
Notes to Condensed Consolidated Financial Statements
Note 7.   Loan Payable
In May 2020, the Company received loan proceeds of $4.4 million under the Paycheck Protection Program (“PPP”). The PPP loan is evidenced by a promissory note dated May 1, 2020. The PPP, established as part of the Coronavirus Aid, Relief and Economic Security Act (“CARES Act”), provides loans to qualifying businesses for amounts up to 2.5 times of the average monthly payroll expenses of the qualifying business. The Company used the loan proceeds for eligible purposes, including payroll, benefits, rent and utilities, and maintains its payroll levels. The term of the Company’s PPP loan is two years. The interest rate on the PPP loan is 1% per annum and no payments of principal or interest are due during the six-month period beginning on the date of the PPP loan. The PPP loan is unsecured and guaranteed by the Small Business Administration and is subject to any new guidance and new requirements released by the Department of the Treasury. Subject to and following the closing of the business combination discussed in Note 15, the Company intends to repay the loan in full. The Company is accounting for the loan as debt.
Note 8.   Convertible Debt
On May 21, 2020 and May 26, 2020, the Company issued convertible debt for total gross proceeds of $20.15 million. Further, on July 16, 2020, the Company issued additional convertible debt for total gross proceeds of $0.5 million. The convertible debt bears interest at 5% per annum. Accrued interest is not payable until the convertible debt is either redeemed or converted. To the extent the convertible debt is redeemed, the unpaid accrued interest will be paid in cash. To the extent the convertible debt is converted, the unpaid accrued interest will be converted (alongside the principal amount of the convertible debt) into the applicable shares of preferred stock of the Company.
The convertible debt is redeemable upon the following circumstances: (1) at the Company’s election, with the approval of at least 50% of the convertible debt holders; (2) upon a change of control; or (3) upon an event of default. Upon redemption, the convertible debt is redeemed in cash for an amount equal to its outstanding principal amount plus any unpaid accrued interest.
The convertible debt is convertible upon the following circumstances: (1) the Company issues and sells shares of its preferred stock (a “Financing”); (2) an underwritten initial public offering of the Company’s common stock pursuant to a registration statement under the Securities Act of 1933 (an “IPO”); (3) upon a change of control; or (4) at their maturity date, which is 2 years after the initial closing of the convertible debt.
Upon conversion in the event of a Financing or IPO, the outstanding principal amount and unpaid accrued interest of the convertible debt is converted into a number of shares at a conversion price equal to the lesser of (i) the price per share paid by the other purchasers of the preferred stock (upon a Qualified or Non-Qualified Financing) or common stock (upon an IPO) and (ii) a price per share obtained by dividing $1.75 billion by the Company’s fully-diluted capitalization immediately prior to the closing of the respective event (subject to equitable adjustment in the event of stock splits, stock dividends, stock combinations, reclassifications or similar events). Upon conversion in the event of a change of control or at the maturity date, the outstanding principal amount and unpaid accrued interest of the convertible debt is converted into a number of Company Series D Convertible Preferred Stock at a conversion price of $10.27 per share (subject to equitable adjustment in the event of stock splits, stock dividends, stock combinations, reclassifications or similar events).
Given that the maturity date is more than one year away from the issuance of the convertible debt, then the convertible debt is classified as a long-term obligation.
The conversion option upon a change of control was identified as an embedded derivative within the convertible debt; however, its fair value as of the issuance date and as of September 30, 2020 was deemed to be de minimis as the occurrence of a change of control was deemed to be remote at both dates. Furthermore, there were no cash conversion features or beneficial conversion features identified in the convertible debt. The issuance costs related to the convertible debt were de minimis.

Butterfly Network, Inc. and Subsidiaries
Notes to Condensed Consolidated Financial Statements
Note 9.   Convertible Preferred stock
The Company has issued four series of Convertible Preferred Stock, Series A through Series D (“Convertible Preferred Stock”). The following table summarizes the authorized, issued and outstanding Convertible Preferred Stock of the Company as of September 30, 2020 and December 31, 2019 (in thousands, except share and per share information):
Class	Year of Issuance	Issuance Price per share	Shares Authorized, Issued and Outstanding	Total Proceeds or Exchange Value	Issuance Costs	Net Carrying Value	Initial Liquidation Price per share
Series A	2012	$0.04	25,952,123	$1,038	$11	$1,027	$0.80
Series B	2014	0.80	25,000,000	20,000	99	19,901	0.80
Series C	2014 – 2015	3.33	27,948,045	93,067	246	92,821	3.33
Series D	2018	10.27	24,342,746	250,000	2,812	247,188	10.27
			103,242,914
Note 10.   Equity Incentive Plan
Stock option activity
Upon approval of the stockholders, the number of shares of Common Stock reserved for issuance under the Plan was increased by 11,000,000 during the nine months ended September 30, 2020.
A summary of the stock option activity under the Company’s 2012 Employee, Director and Consultant Equity Incentive Plan (the Plan) is presented in the table below:
	Number of options	Weighted Average Exercise Price
Outstanding at December 31, 2019	14,692,333	$2.35
Granted	11,736,667
Exercised	144,958
Forfeited	985,589
Outstanding at September 30, 2020	25,298,453	3.52
Options exercisable at September 30, 2020	12,045,389	2.19
Vested and expected to vest at September 30, 2020	22,155,266	3.35
The Company’s stock-based compensation expense for the periods presented was as follows (in thousands):
	Nine Months Ended September 30
	2020	2019
Cost of revenue – Subscription	$12	$12
Research and development	3,391	2,524
Sales and marketing	1,482	705
General and administrative	2,842	871
Total stock-based compensation expense	$7,727	$4,112
The amount of stock-based compensation expenses presented in research and development is excluding capitalized stock-based compensation expenses in internal software.

Butterfly Network, Inc. and Subsidiaries
Notes to Condensed Consolidated Financial Statements
In 2020, the Company issued 3,270,000 option awards subject to certain service conditions, performance and market conditions. The option awards vest only upon the satisfaction of all the following conditions: services conditions, performance-based conditions, and market-based conditions. The service condition for these awards is satisfied by providing service to the Company till the other conditions below are met. The performance-based condition is satisfied upon the occurrence of a financing event as defined in the option award agreement. The market-based condition is satisfied upon Company’s stock price reaching a specific value in connection with the financing event. The market condition is considered in the grant date fair value.
The achievement of the performance condition is not deemed satisfied for the period ended September 30, 2020, as the completion of a financing event is not deemed probable until consummated. Thus, the Company has not recorded stock-based compensation expense with regards to these option awards.
Note 11.   Net Loss Per Share
Basic net loss per share is computed by dividing the net loss by the weighted-average number of shares of common stock of the Company outstanding during the period. Diluted net loss per share is computed by giving effect to all potential shares of common stock of the Company, including outstanding stock options, to the extent dilutive. Basic and diluted net loss per share was the same for each period presented as the inclusion of all potential shares of common stock of the Company outstanding would have been anti-dilutive.
The following table presents the calculation of basic and diluted net loss per share for the Company’s common stock (in thousands, except for shares and per share amounts):
	Nine Months Ended September 30
	2020	2019
Numerator:
Net loss	$(139,803)	$(59,461)
Numerator for Basic and Dilutive EPS – Loss available to Common stockholders	$(139,803)	$(59,461)
Denominator:
Common stock	5,804,354	5,604,129
Denominator for Basic and Dilutive EPS – Weighted-average Common stock	5,804,354	5,604,129
Basic and dilutive loss per share	$(24.09)	$(10.61)
Since the Company was in a net loss position for all periods presented, net loss per share attributable to common stockholders was the same on a basic and diluted basis, as the inclusion of all potential common equivalent shares outstanding would have been anti-dilutive. Anti-dilutive common equivalent shares were as follows:
	Nine Months Ended September 30
	2020	2019
Outstanding options to purchase common stock	24,347,961	14,836,441
Outstanding convertible preferred stock (Series A through D)	103,242,914	103,242,914
Total anti-dilutive common equivalent shares	127,590,875	118,079,355

Butterfly Network, Inc. and Subsidiaries
Notes to Condensed Consolidated Financial Statements
Note 12.   Income Taxes
The income tax provision for the nine months ended September 30, 2020 was $0.1 million as compared to $0.0 million for the nine months ended September 30, 2019. The tax provision is primarily attributed to the operations in the profitable foreign subsidiaries.
Note 13.   Related Party Transactions
There have been no significant changes in the nature of the Company’s related party transactions since December 31, 2019.
A summary of related-party transactions and balances with 4Catalyzer are as follows (in thousands):
	Nine months ended September 30,
	2020	2019
Total incurred for operating expenses	$4,265	$5,329
	September 31, 2020	December 31, 2019
Due from related parties	$433	$812
Prepaid advances (included in Other assets – related party)	1,424	1,533
Note 14.   Commitments and Contingencies
Commitments
Operating leases
The Company leases office space under operating leases. Minimum rental payments under operating leases are recognized on a straight-line basis over the term of the lease. Rent expense under the operating lease was $1.3 million and $1.2 million for nine months ended September 30, 2020 and 2019, respectively.
The following is a schedule of future minimum rental payments under non-cancelable operating leases with initial terms in excess of one year:
Fiscal year ending December 31:
2020 (Remaining period)	$101
2021	744
2022	1,767
2023	1,841
2024	1,849
Thereafter	8,273
Total future minimum rental payments	$14,575
Purchase commitments
The Company enters into inventory purchase commitments with third-party manufacturers in the ordinary course of business. These commitments are generally non-cancellable and are based on sales forecasts. These agreements range from one to five-year periods and may contain fixed or minimum annual commitments, subject to certain provisions that allow the Company to renegotiate the commitment. The aggregate amount of minimum inventory purchase commitments as of September 30, 2020 was $80.3 million.

Butterfly Network, Inc. and Subsidiaries
Notes to Condensed Consolidated Financial Statements
During 2019, the Company entered into an agreement with a certain third party manufacturing vendor. Under the agreement, as September 30, 2020, the Company has a prepaid vendor advance, net of write-downs of approximately $46.9 million. In August 2020, the Company and the vendor qualified the manufacturing process specified in the agreement and the Company began purchasing product from the vendor. During the year ended September 30, 2020, the Company recognized a net of loss on the vendor purchase commitment of $56.4 million, recorded as a current liability.
The Company applied the guidance in Topic 330, Inventory to determine the loss. The Company considered a variety of factors and data points when determining the existence and scope of a loss for the minimum purchase commitment. The factors and data points included Company specific forecasts, agreement specific provisions, macroeconomic factors and market and industry trends. The Company specific forecasts include reliance on sales history, which is limited as sales only began to occur in the fourth quarter of the year ended December 31, 2018. Determining the loss is subjective and requires significant management judgment and estimates. Future events may differ from those assumed in our assessment, and therefore the loss may change in the future.
In the fourth quarter of 2020, the Company and the vendor amended the inventory supply arrangement. The amended agreement included provisions to increase the aggregate purchase commitments to $169 million and extend the time frame of the agreement.
Other Purchase Commitments
In September 2020, the Company has renegotiated certain inventory purchase commitments with other third party manufacturing vendors and as a result certain inventory purchase commitments have been cancelled. As a result of the renegotiations, the Company has accrued the expected losses on those commitments of $7.6 million in the September 2020 financial statements.
Other commitments
The Company sponsors a 401(k) defined contribution plan covering all eligible US employees. Contributions to the 401(k) plan are discretionary. The Company did not make any matching contributions to the 401(k) plan for the nine months ended September 30, 2020 and 2019.
Contingencies
The Company is involved in litigation and legal matters which have arisen in the normal course of business, including but not limited to medical malpractice matters. Although the ultimate results of these matters are not currently determinable, management does not expect that they will have a material effect on the Company’s consolidated statements of financial position, results of operations, or cash flows.
The Company enters into indemnification provisions under some agreements with other parties in the ordinary course of business, including business partners, investors, contractors, customers, and the Company’s officers, directors and certain employees. The Company has agreed to indemnify and defend the indemnified party claims and related losses suffered or incurred by the indemnified party from actual or threatened third-party claim because of the Company’s activities or non-compliance with certain representations and warranties made by the Company. It is not possible to determine the maximum potential loss under these indemnification provisions due to the Company’s limited history of prior indemnification claims and the unique facts and circumstances involved in each particular provision. To date, losses recorded in the Company’s consolidated statements of operations and comprehensive loss in connection with the indemnification provisions have not been material.
Note 15.   Subsequent Events
The Company has evaluated events through January 25, 2021, for possible adjustment to or disclosure in the financial statements, which is the date on which the financial statements were available to be issued.

Butterfly Network, Inc. and Subsidiaries
Notes to Condensed Consolidated Financial Statements
Subsequent events occurring after September 30, 2020, were as follows:
During the fourth quarter of 2020, the Company issued convertible debt payable for total gross proceeds of $29.35 million.
In the fourth quarter of fiscal 2020, the Company and a vendor amended an inventory supply arrangement. The agreement is described in further detail in Note 14.
On November 19, 2020, the Company entered into a merger agreement with Longview Acquisition Corp (“Longview”), a Special Purpose Acquisition Company. The contemplated deal with Longview would provide all holders of common and preferred stockholder to receive common stock of the continuing public company, which will be a wholly owned subsidiary of Longview. The proposed transaction is expected to be completed in the first quarter of 2021, subject to, among other things, the approval by Longview’s shareholders, satisfaction of the conditions stated in the merger agreement and other customary closing conditions. There is no assurance that the transaction will be consummated.
In December 2020, the Company granted options to purchase an aggregate of 2,221,250 shares of common stock to various employees and consultants. Each award will vest based on continued service, which is primarily over 4 years. The grant date fair value of the stock options units will be recognized as stock-based compensation expense over the requisite service period.
In December 2020, the Company also granted 1,825,000 restricted stock units to select employees and consultants, including a grant of 1,000,000 restricted stock units to the Chairman of the Board and significant shareholder of Butterfly. The awards are subject to certain service conditions and performance conditions. The service condition for these awards is satisfied by providing service to the Company based on the defined service period per the award agreement. The performance-based condition is satisfied upon the occurrence of a business combination event as defined in award agreement. The achievement of the performance condition and the commencement of the related expense recognition event will not occur until the event is deemed probable, which will occur once the business combination is consummated.
On December 16, 2020, a stockholder of Longview filed a lawsuit in the Supreme Court of the State of New York, County of New York against Longview, the members of its board of directors, and Butterfly (the “Complaint”). The Complaint alleges, among other things, that (i) defendants engaged in an unfair sales process and agreed to inadequate consideration in connection with the proposed transaction, and (ii) that the Registration Statement filed with the SEC on November 27, 2020 in connection with the proposed transaction is materially misleading. The Complaint seeks, among other things, to enjoin the proposed transaction, rescind the transaction or award rescissory damages to the extent it is consummated, and an award of attorneys’ fees and expenses. The defendants have not yet responded to the Complaint. The outcome of the litigation is uncertain.
On January 23, 2021, our former Chief Executive Officer and member of the Board of Directors resigned from his position as Chief Executive Officer.
On January 23, 2021, with the approval of the Board of Directors, the Company entered into a binding term sheet agreement with its incoming Chief Executive Officer. The agreement includes cash and equity-based compensation. The cash compensation includes an annual salary, an annual performance bonus, sign on bonuses and reimbursement of various transition expenses. The equity compensation includes (1) an option award to purchase 1,500,000 shares of the Company’s Common Stock and (2) a restricted stock unit award to receive 1,000,000 shares of the Company’s Common Stock.
The option award will vest based on continued service, which is over 4 years. The grant date fair value of the stock options will be recognized as stock-based compensation expense over the requisite service period. The restricted stock unit award is subject to certain service conditions and performance conditions. The service condition for this award is satisfied by providing service to the Company based on the defined service period of 4 years per the award agreement. The performance-based condition is satisfied upon the occurrence of a business combination event as defined in award agreement. The achievement of the

Butterfly Network, Inc. and Subsidiaries
Notes to Condensed Consolidated Financial Statements
performance condition and the commencement of the related expense recognition event will not occur until the event is deemed probable, which will occur once the business combination is consummated.
For fiscal 2021, the incoming CEO will also receive additional equity awards in the form of stock options and restricted stock units.

ANNEX A
BUSINESS COMBINATION AGREEMENT

ANNEX A
EXECUTION VERSION
BUSINESS COMBINATION AGREEMENT
BY AND AMONG
LONGVIEW ACQUISITION CORP.,
CLAY MERGER SUB, INC.,
AND
BUTTERFLY NETWORK, INC.
DATED AS OF NOVEMBER 19, 2020

A-i

A-ii

SCHEDULES AND EXHIBITS
Schedule A
PIPE Investors

Schedule B
Supporting Company Persons

Schedule C
Convertible Noteholders

Schedule D
Required Governing Documents Proposals

Exhibit A
Form of Longview Certificate of Incorporation

Exhibit B
Form of Longview Bylaws

Exhibit C
Form of PIPE Investor Subscription Agreement

Exhibit D
Form of Advisory Agreement

Exhibit E
Form of Registration Rights Agreement

Exhibit F
Form of Transaction Support Agreement

Exhibit G
Form of Longview Incentive Equity Plan

A-iii

BUSINESS COMBINATION AGREEMENT
This BUSINESS COMBINATION AGREEMENT (this “Agreement”), dated as of November 19, 2020, is made by and among Longview Acquisition Corp., a Delaware corporation (“Longview”), Clay Merger Sub, Inc., a Delaware corporation (“Merger Sub”), and Butterfly Network, Inc., a Delaware corporation (the “Company”). Longview, Merger Sub and the Company shall be referred to herein from time to time collectively as the “Parties”. Capitalized terms used but not otherwise defined herein have the meanings set forth in Section 1.1.
WHEREAS, (a) Longview is a blank check company incorporated as a Delaware corporation on February 4, 2020 and incorporated for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses, and (b) Merger Sub is, as of the date of this Agreement, a wholly-owned Subsidiary of Longview that was formed for purposes of consummating the transactions contemplated by this Agreement and the Ancillary Documents;
WHEREAS, pursuant to the Governing Documents of Longview, Longview is required to provide an opportunity for its stockholders to have their outstanding Longview Class A Common Stock redeemed on the terms and subject to the conditions set forth therein in connection with obtaining the Longview Stockholder Approval;
WHEREAS, as of the date of this Agreement, Longview Investors LLC, a Delaware limited liability company (the “Sponsor”), and the Other Class B Stockholders collectively own 10,350,000 Longview Class B Common Stock;
WHEREAS, concurrently with the execution of this Agreement, the Sponsor, the Other Class B Stockholders, Longview and the Company are entering into the sponsor letter agreement (the “Sponsor Letter Agreement”), pursuant to which, among other things, the Sponsor and each Other Class B Stockholder has agreed to (a) vote in favor of this Agreement and the transactions contemplated hereby (including the Merger), (b) waive any adjustment to the conversion ratio set forth in the Governing Documents of Longview or any other anti-dilution or similar protection with respect to the Longview Class B Common Stock (whether resulting from the transactions contemplated by the Subscription Agreements or otherwise), (c) not effect any sale or distribution of any Equity Securities of Longview held by such stockholders subject to the terms described therein and (d) not to redeem any of the Equity Securities of Longview such stockholder owns, in each case, on the terms and subject to the conditions set forth in the Sponsor Letter Agreement;
WHEREAS, in connection with the Merger, Longview shall adopt, subject to obtaining Longview Stockholder Approval, the amended and restated certificate of incorporation, substantially in the form attached hereto as Exhibit A (the “Longview Certificate of Incorporation”), and the bylaws, substantially in the form attached hereto as Exhibit B (the “Longview Bylaws”), to provide for, among other things, the implementation of a revised dual class structure, pursuant to which the New Longview Class B Common Stock will have the same economic terms as the Longview Class A Common Stock, but will carry increased voting rights in the form of twenty (20) votes per share;
WHEREAS, in connection with the Merger, immediately prior to the Effective Time, Longview may issue additional shares of Longview Class A Common Stock (the “Forward Purchase Shares”), pursuant to the terms of the Forward Purchase Agreement;
WHEREAS, on the Closing Date, (a) Merger Sub will merge with and into the Company (the “Merger”), with the Company as the surviving company in the Merger and, after giving effect to the Merger, the Company will be a wholly-owned Subsidiary of Longview, (b) each share of Company Stock (other than Company Series A Preferred Stock) will be automatically converted as of the Effective Time into the right to receive Longview Class A Common Stock, (c) each share of Company Series A Preferred Stock will be automatically converted as of the Effective Time into the right to receive New Longview Class B Common Stock, having voting rights of twenty (20) votes per share, in each case, on the terms and subject to the conditions set forth in this Agreement;
WHEREAS, in connection with the Merger, the principal and interest pursuant to the Convertible Notes will be automatically converted at the Effective Time into the right to receive shares of Longview Class A Common Stock at a price of $10.00 per share, on the terms and subject to the conditions set forth in this Agreement;

WHEREAS, concurrently with the execution of this Agreement, each investor set forth on Schedule A (the “PIPE Investors”) and Longview is entering into a subscription agreement, substantially in the form attached hereto as Exhibit C (collectively, the “PIPE Investor Subscription Agreements”), pursuant to which, among other things, each PIPE Investor has agreed to subscribe for and purchase on the Closing Date immediately prior to the Closing, and Longview has agreed to issue and sell to each such PIPE Investor on the Closing Date immediately prior to the Closing, the number of Longview Class A Common Stock provided for in the applicable PIPE Investor Subscription Agreement in exchange for the purchase price set forth therein (the aggregate purchase price under the PIPE Subscription Agreements, the “PIPE Financing Amount”, and the equity financing under the PIPE Investor Subscription Agreements hereinafter referred to as, the “PIPE Financing”);
WHEREAS, at the Closing, Longview and Dr. Jonathan M. Rothberg will enter into an advisory agreement, substantially in the form attached hereto as Exhibit D (the “Advisory Agreement”);
WHEREAS, at the Closing, Longview and certain parties thereto will enter into an amended and restated registration rights agreement, substantially in the form attached hereto as Exhibit E (the “Registration Rights Agreement”), pursuant to which, among other things, Longview has agreed to provide certain registration rights with respect to certain securities of Longview, on the terms and subject to the conditions therein;
WHEREAS, promptly after the execution of this Agreement, each Company Stockholder listed on Schedule B attached hereto (collectively, the “Supporting Company Persons”) will duly execute and deliver to Longview a transaction support agreement, substantially in the form attached hereto as Exhibit F (collectively, the “Transaction Support Agreements”), pursuant to which, among other things, each such Supporting Company Stockholder will agree to, among other things, (a) support and vote in favor of this Agreement, the Ancillary Documents to which the Company is or will be a party and the transactions contemplated hereby and thereby (including the Merger), (b) not effect any sale or distribution of any Equity Securities of the Company held by such stockholders subject to the terms described therein and (c) take, or cause to be taken, any actions necessary or advisable to support the termination of certain agreements to be terminated effective as of the Closing;
WHEREAS, the Longview Board has (a) approved this Agreement, the Ancillary Documents to which Longview is or will be a party and the transactions contemplated hereby and thereby (including the Merger) and (b) recommended, among other things, approval of this Agreement and the transactions contemplated by this Agreement (including the Merger) by the holders of Longview Common Stock entitled to vote thereon;
WHEREAS, the board of directors of Merger Sub has approved this Agreement, the Ancillary Documents to which Merger Sub is or will be a party and the transactions contemplated hereby and thereby (including the Merger);
WHEREAS, Longview, as the sole stockholder of Merger Sub, will as promptly as reasonably practicable (and in any event within one Business Day) following the date of this Agreement, approve this Agreement, the Ancillary Documents to which Merger Sub is or will be a party and the transactions contemplated hereby and thereby (including the Merger);
WHEREAS, the board of directors of the Company has (a) approved this Agreement, the Ancillary Documents to which the Company is or will be a party and the transactions contemplated hereby and thereby (including the Merger) and (b) recommended, among other things, the approval of this Agreement, the Ancillary Documents to which the Company is or will be a party and the transactions contemplated hereby and thereby (including the Merger) by the holders of Company Stock entitled to vote thereon; and
WHEREAS, each of the Parties intends for U.S. federal income tax purposes that (a) this Agreement constitute a “plan of reorganization” within the meaning of Section 368 of the Code and Treasury Regulations promulgated thereunder and (b) either the Transactions shall constitute a transaction that qualifies under Section 351(a) of the Code or the Merger, or, if applicable, the Alternative Transaction Structure, be treated as a transaction that qualifies as a “reorganization” within the meaning of Section 368(a) of the Code (clauses (a)-(b), the “Intended Tax Treatment”).

NOW, THEREFORE, in consideration of the premises and the mutual promises set forth herein and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties, each intending to be legally bound, hereby agree as follows:
ARTICLE 1
CERTAIN DEFINITIONS
Section 1.1   Definitions. As used in this Agreement, the following terms have the respective meanings set forth below.
“Additional Longview SEC Reports” has the meaning set forth in Section 4.7.
“Affiliate” means, with respect to any Person, any other Person who directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such Person. The term “control” means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract or otherwise, and the terms “controlled” and “controlling” have meanings correlative thereto. Notwithstanding the foregoing or anything to the contrary herein, the Affiliates of the Sponsor shall be deemed to include the PIPE Investors and their Affiliates.
“Aggregate Closing FPA Proceeds” means the aggregate cash proceeds actually received by any Longview Party in respect of the Forward Purchase Agreement (whether prior to or on the Closing Date).
“Aggregate Closing PIPE Proceeds” means the aggregate cash proceeds actually received by any Longview Party in respect of the PIPE Financing (whether prior to or on the Closing Date).
“Aggregate Transaction Proceeds” means an amount equal to the sum of (i) the aggregate cash proceeds available for release to any Longview Party from the Trust Account in connection with the transactions contemplated hereby (after, for the avoidance of doubt, giving effect to all of the Longview Stockholder Redemptions), (ii) the Aggregate Closing PIPE Proceeds and (iii) the Aggregate Closing FPA Proceeds.
“Agreement” has the meaning set forth in the introductory paragraph to this Agreement.
“Allocation Schedule” has the meaning set forth in Section 2.3.
“Allowed Awards” has the meaning set forth in Section 5.1(b)(vii).
“Alternative Transaction Structure” has the meaning set forth in Section 5.5(a)(i).
“Ancillary Documents” means the Sponsor Letter Agreement, the PIPE Investor Subscription Agreements, the Advisory Agreement, the Registration Rights Agreement, the Transaction Support Agreements, the Letters of Transmittal and each other agreement, document, instrument and/or certificate contemplated by this Agreement executed or to be executed in connection with the transactions contemplated hereby.
“Anti-Corruption Laws” means, collectively, (a) the U.S. Foreign Corrupt Practices Act (FCPA), (b) the UK Bribery Act 2010 and (c) any other applicable anti-bribery or anti-corruption Laws related to combatting bribery, corruption and money laundering.
“Assumed Plan” has the meaning set forth in Section 2.4(a).
“Business Combination Proposal” has the meaning set forth in Section 5.8.
“Business Day” means a day, other than a Saturday or Sunday, on which commercial banks in New York, New York are open for the general transaction of business, provided that banks shall be deemed to be generally open for the general transaction of business in the event of a “shelter in place” or similar closure of physical branch locations at the direction of any governmental authority if such banks’ electronic funds transfer system (including for wire transfers) are open for use by customers on such day.
“Merger Sub” has the meaning set forth in the introductory paragraph to this Agreement.

“Certificate of Merger” has the meaning set forth in Section 2.1(b)(ii).
“Certificates” has the meaning set forth in Section 2.1(b)(viii).
“Closing” has the meaning set forth in Section 2.2.
“Closing Company Audited Financial Statements” has the meaning set forth in Section 3.4(b).
“Closing Date” has the meaning set forth in Section 2.2.
“Closing Filing” has the meaning set forth in Section 5.4(b).
“Closing Press Release” has the meaning set forth in Section 5.4(b).
“COBRA” means Part 6 of Subtitle B of Title I of ERISA, Section 4980B of the Code and any similar state Law.
“Code” means the U.S. Internal Revenue Code of 1986.
“Company” has the meaning set forth in the introductory paragraph to this Agreement.
“Company Acquisition Proposal” means (a) any transaction or series of related transactions under which any Person(s), directly or indirectly, (i) acquires or otherwise purchases the Company or any of its controlled Affiliates or (ii) all or a material portion of assets or businesses of the Company or any of its controlled Affiliates (in the case of each of clause (i) and (ii), whether by merger, consolidation, recapitalization, purchase or issuance of equity securities, tender offer or otherwise), or (b) any equity or similar investment in the Company or any of its controlled Affiliates (other than the issuance of the applicable class of shares of capital stock of the Company upon the exercise or conversion of any Company Options outstanding on the date of this Agreement in accordance with the terms of the Company Equity Plan and the underlying grant, award or similar agreement). Notwithstanding the foregoing or anything to the contrary herein, none of this Agreement, the Ancillary Documents or the transactions contemplated hereby or thereby shall constitute a Company Acquisition Proposal.
“Company Common Stock” means shares of common stock, par value $0.0001 per share, of the Company designated as “Common Stock” pursuant to the Amended and Restated Certificate of Incorporation of the Company.
“Company D&O Persons” has the meaning set forth in Section 5.15(a).
“Company D&O Tail Policy” has the meaning set forth in Section 5.15(c).
“Company Equity Plan” means the Company’s 2012 Employee, Director and Consultant Equity Incentive Plan, as amended.
“Company Expenses” means, as of any determination time, the aggregate amount of fees, expense, commissions or other amounts incurred by or on behalf of, or otherwise payable by, whether or not due, any Group Company in connection with the negotiation, preparation or execution of this Agreement or any Ancillary Documents, the performance of its covenants or agreements in this Agreement or any Ancillary Document or the consummation of the transactions contemplated hereby or thereby, including (a) the fees and expenses of outside legal counsel, accountants, advisors, brokers, investment bankers, consultants, or other agents or service providers of any Group Company, and (b) any other fees, expenses, commissions or other amounts that are expressly allocated to any Group Company pursuant to this Agreement or any Ancillary Document, including fifty percent (50%) of the HSR Act filing fee. Notwithstanding the foregoing or anything to the contrary herein, Company Expenses shall not include any Longview Expenses.
“Company Fundamental Representations” means the representations and warranties set forth in Section 3.1(a) and Section 3.1(b) (Organization and Qualification), Section 3.2(a) (other than the last sentence thereof), Section 3.2(c) and Section 3.2(f) (Capitalization of the Group Companies), Section 3.3 (Authority), Section 3.8(a) (No Company Material Adverse Effect) and Section 3.17 (Brokers).
“Company IT Systems” means all computer systems, computer software and hardware, communication systems, servers, network equipment and related documentation, in each case, owned, licensed or leased by a Group Company.

“Company Licensed Intellectual Property” means Intellectual Property Rights owned by any Person (other than a Group Company) that is licensed to any Group Company.
“Company Material Adverse Effect” means any change, event, effect or occurrence that, individually or in the aggregate with any other change, event, effect or occurrence, has had or would reasonably be expected to have a material adverse effect on (a) the business, results of operations or financial condition of the Group Companies, taken as a whole, or (b) the ability of the Company to consummate the Merger in accordance with the terms of this Agreement; provided, however, that, in the case of clause (a), none of the following shall be taken into account in determining whether a Company Material Adverse Effect has occurred or is reasonably likely to occur: any adverse change, event, effect or occurrence arising after the date of this Agreement from or related to (i) general business or economic conditions in or affecting the United States, or changes therein, or the global economy generally, (ii) any national or international political or social conditions in the United States or any other country, including the engagement by the United States or any other country in hostilities, whether or not pursuant to the declaration of a national emergency or war, or the occurrence in any place of any military or terrorist attack, sabotage or cyberterrorism, (iii) changes in conditions of the financial, banking, capital or securities markets generally in the United States or any other country or region in the world, or changes therein, including changes in interest rates in the United States or any other country and changes in exchange rates for the currencies of any countries, (iv) changes in any applicable Laws, (v) any change, event, effect or occurrence that is generally applicable to the industries or markets in which any Group Company operates, (vi) the execution or public announcement of this Agreement or the pendency or consummation of the transactions contemplated by this Agreement, including the impact thereof on the relationships, contractual or otherwise, of any Group Company with employees, customers, investors, contractors, lenders, suppliers, vendors, partners, licensors, licensees, payors or other third parties related thereto (provided that the exception in this clause (vi) shall not apply to the representations and warranties set forth in Section 3.5(b) to the extent that its purpose is to address the consequences resulting from the public announcement or pendency or consummation of the transactions contemplated by this Agreement or the condition set forth in Section 6.2(a) to the extent it relates to such representations and warranties), (vii) any failure by any Group Company to meet, or changes to, any internal or published budgets, projections, forecasts, estimates or predictions (although the underlying facts and circumstances resulting in such failure may be taken into account to the extent not otherwise excluded from this definition pursuant to clauses (i) through (vi) or (viii)), or (viii) any hurricane, tornado, flood, earthquake, tsunami, natural disaster, mudslides, wild fires, epidemics, pandemics (including COVID-19) or quarantines, acts of God or other natural disasters or comparable events in the United States or any other country or region in the world, or any escalation of the foregoing; provided, however, that any change, event, effect or occurrence resulting from a matter described in any of the foregoing clauses (i) through (v) or (viii) may be taken into account in determining whether a Company Material Adverse Effect has occurred or is reasonably likely to occur to the extent such change, event, effect or occurrence has a disproportionate adverse effect on the Group Companies, taken as a whole, relative to other participants operating in the industries or markets in which the Group Companies operate.
“Company Non-Party Affiliates” means, collectively, each Company Related Party and each former, current or future Affiliates, Representatives, successors or permitted assigns of any Company Related Party (other than, for the avoidance of doubt, the Company).
“Company Option” means, as of any determination time, each option to purchase Company Common Stock that is outstanding and unexercised, granted under the Company Equity Plan.
“Company Owned Intellectual Property” means all Intellectual Property Rights that are owned, used or held for use by the Group Companies.
“Company Preferred Stock” means Company Series A Preferred Stock, Company Series B Preferred Stock, Company Series C Preferred Stock and Company Series D Preferred Stock.
“Company Product” means each product candidate that is being researched, tested, developed or manufactured by or on behalf of the Group Companies.
“Company Registered Intellectual Property” means all Registered Intellectual Property owned or purported to be owned by, or filed in the name of any Group Company.

“Company Related Party” has the meaning set forth in Section 3.19.
“Company Related Party Transactions” has the meaning set forth in Section 3.19.
“Company RSU” means, as of any determination time, each restricted stock unit award that is outstanding, granted under the Company Equity Plan.
“Company Series A Preferred Stock” means shares of preferred stock, par value $0.0001 per share, of the Company designated as “Series A Preferred Stock” pursuant to the Amended and Restated Certificate of Incorporation of the Company.
“Company Series B Preferred Stock” means shares of preferred stock, par value $0.0001 per share, of the Company designated as “Series B Preferred Stock” pursuant to the Amended and Restated Certificate of Incorporation of the Company.
“Company Series C Preferred Stock” means shares of preferred stock, par value $0.0001 per share, of the Company designated as “Series C Preferred Stock” pursuant to the Amended and Restated Certificate of Incorporation of the Company.
“Company Series D Preferred Stock” means shares of preferred stock, par value $0.0001 per share, of the Company designated as “Series D Preferred Stock” pursuant to the Amended and Restated Certificate of Incorporation of the Company.
“Company Stock” means shares of Company Common Stock and Company Preferred Stock.
“Company Stockholder Written Consent” has the meaning set forth in Section 5.13(b).
“Company Stockholder Written Consent Deadline” has the meaning set forth in Section 5.13(b).
“Company Stockholders” means, collectively, the holders of Company Stock as of any determination time prior to the Effective Time.
“Company Stockholders Agreements” means (i) the Second Amended and Restated Investors’ Rights Agreement, dated as of July 13, 2018, by and among the Company and the Company Stockholders party thereto, (ii) the Second Amended and Restating Voting Agreement, dated as of July 13, 2018, by and among the Company and the Company Stockholders party thereto and (iii) the Amended and Restated Right of First Refusal and Co-Sale Agreement, dated as of May 4, 2018, by and among the Company and the Company Stockholders party thereto.
“Confidentiality Agreement” means the Confidential Disclosure Agreement, dated as of August 28, 2020, by and between the Company and Longview.
“Consent” means any notice, authorization, qualification, registration, filing, notification, waiver, order, consent or approval to be obtained from, filed with or delivered to, a Governmental Entity or other Person.
“Convertible Note” means each Convertible Promissory Note between the Company and the holder listed on Schedule C attached hereto.
“Continental” means Continental Stock Transfer & Trust Company.
“Contract” or “Contracts” means any written agreement, contract, license, lease, obligation, undertaking or other commitment or arrangement that is legally binding upon a Person or any of his, her or its properties or assets.
“Copyrights” has the meaning set forth in the definition of Intellectual Property Rights.
“COVID-19” means SARS-CoV-2 or COVID-19, and any evolutions thereof or related or associated epidemics, pandemic or disease outbreaks.
“Creator” has the meaning set forth in Section 3.13(e).
“DGCL” has the meaning the General Corporation Law of the State of Delaware.

“Directors Proposal” has the meaning set forth in Section 5.8.
“Dissenting Shares” has the meaning set forth in Section 2.7.
“Effective Time” has the meaning set forth in Section 2.1(b)(ii).
“Employee Benefit Plan” means each “employee benefit plan” (as such term is defined in Section 3(3) of ERISA, whether or not subject to ERISA) and each other benefit or compensatory plan, program, policy or Contract that any Group Company maintains, sponsors or contributes to, or under or with respect to which any Group Company has any Liability, other than any plan sponsored or maintained by a Governmental Entity.
“Environmental Laws” means all Laws and Orders concerning pollution, protection of the environment, or human health or safety.
“Equity Incentive Plan Proposal” has the meaning set forth in Section 5.8.
“Equity Securities” means any share, share capital, capital stock, partnership, membership, joint venture or similar interest in any Person (including any stock appreciation, phantom stock, profit participation or similar rights), and any option, warrant, right or security (including debt securities) convertible, exchangeable or exercisable therefor.
“ERISA” means the Employee Retirement Income Security Act of 1974.
“Exchange Act” means the Securities Exchange Act of 1934.
“Exchange Agent” has the meaning set forth in Section 2.5(a).
“Exchange Fund” has the meaning set forth in Section 2.5(c).
“FDA” means the U.S. Food and Drug Administration, or any successor agency thereto.
“FDA Law” means all Laws applicable to the operation of the Company’s business related to the research, investigation, development, production, marketing, distribution, storage, shipping, transport, advertising, labeling, promotion, sale, export, import, use handling and control, safety, efficacy, reliability or manufacturing of medical devices, including (a) the Federal Food, Drug, and Cosmetic Act of 1938, as amended (21 U.S.C. 301 et. seq.), (b) the Public Health Service Act of 1944, (c) the rules and regulations promulgated and enforced by FDA thereunder, including, as applicable, those requirements relating to the FDA’s Quality System Regulation contained in 21 C.F.R. Part 820, investigational use, premarket notification and premarket approval and applications to market new medical devices, (d) Laws governing the conduct of non-clinical laboratory studies, including FDA’s Good Laboratory Practices regulations contained in 21 C.F.R. Part 58, (e) Laws governing the development, conduct, performance, monitoring, subject informed consent, auditing, recording, analysis and reporting of clinical trials, including FDA’s Good Clinical Practice regulations contained in 21 C.F.R. Parts 11, 50, 54, 56 and 812, (f) Laws governing data-gathering activities relating to the detection, assessment, and understanding of adverse events (including adverse event and malfunction reporting under 21 C.F.R. Part 803) and (g) all comparable state, federal or foreign Laws relating to any of the foregoing.
“Federal Securities Laws” means the Exchange Act, the Securities Act and the other U.S. federal securities laws and the rules and regulations of the SEC promulgated thereunder or otherwise.
“Financial Statements” has the meaning set forth in Section 3.4(a).
“Foreign Benefit Plan” means each Employee Benefit Plan maintained by any of the Group Companies for its current or former employees, officers, directors or other individual service providers located outside of the United States.
“Forward Purchase Agreement” means the Forward Purchase Agreement, dated as of May 20, 2020, by and between Longview, Glenview Capital Management, LLC and the purchaser parties thereto, as amended pursuant to Amendment Number 1 to such agreement, dated on or about the date hereof, and as otherwise may be further amended in accordance with its terms.

“Forward Purchase Shares” has the meaning set forth in the recitals to this Agreement.
“Fraud” means an act or omission by a Party, and requires: (a) a false or incorrect representation or warranty expressly set forth in this Agreement, (b) with actual knowledge (as opposed to constructive, imputed or implied knowledge) by the Party making such representation or warranty that such representation or warranty expressly set forth in this Agreement is false or incorrect, (c) an intention to deceive another Party, to induce him, her or it to enter into this Agreement, (d) another Party, in justifiable or reasonable reliance upon such false or incorrect representation or warranty expressly set forth in this Agreement, causing such Party to enter into this Agreement, and (e) another Party to suffer damage by reason of such reliance. For the avoidance of doubt, “Fraud” does not include any claim for equitable fraud, promissory fraud, unfair dealings fraud or any torts (including a claim for fraud or alleged fraud) based on negligence or recklessness.
“GAAP” means United States generally accepted accounting principles.
“Governing Document Proposals” has the meaning set forth in Section 5.8.
“Governing Documents” means the legal document(s) by which any Person (other than an individual) establishes its legal existence or which govern its internal affairs. For example, the “Governing Documents” of a U.S. corporation are its certificate or articles of incorporation and by-laws, the “Governing Documents” of a U.S. limited partnership are its limited partnership agreement and certificate of limited partnership, the “Governing Documents” of a U.S. limited liability company are its operating or limited liability company agreement and certificate of formation.
“Governmental Entity” means any United States or non-United States (a) federal, state, local, municipal or other government, (b) governmental or quasi-governmental entity of any nature (including any governmental agency, branch, department, official, or entity and any court or other tribunal) or (c) body exercising or entitled to exercise any administrative, executive, judicial, legislative, police, regulatory, or taxing authority or power of any nature, including any arbitral tribunal (public or private).
“Group Company” and “Group Companies” means, collectively, the Company and its Subsidiaries.
“Hazardous Substance” means any hazardous, toxic, explosive or radioactive material, substance, waste or other pollutant that is regulated by, or may give rise to Liability pursuant to, any Environmental Law, including any petroleum products or byproducts, asbestos, lead, polychlorinated biphenyls, per- and poly-fluoroakyl substances, or radon.
“Health Care Law” means all Laws relating to healthcare regulatory matters applicable to the Company’s business, including: (a) the solicitation or acceptance of improper incentives involving persons operating in the health care industry, including Laws prohibiting or regulating fraud and abuse, patient inducements, patient referrals, or provider incentives generally or under the following statutes: the Federal anti-kickback law (42 U.S.C. § 1320a-7b) and the regulations promulgated thereunder, the Stark laws (42 U.S.C. § 1395nn) and the regulations promulgated thereunder, the Federal False Claims Act (31 U.S.C. §§ 3729, et seq.), the Federal Civil Monetary Penalties Law (42 U.S.C. § 1320a-7a), the Federal Program Fraud Civil Remedies Act (31 U.S.C. § 3801 et seq.), the Federal Health Care Fraud law (18 U.S.C. § 1347), and any similar state fraud and abuse laws, (b) the Health Insurance Portability and Accountability Act of 1996 as amended by the Health Information Technology for Economic and Clinical Health Act of 2009, and their implementing regulations and any Laws governing the privacy, security, integrity, accuracy, transmission, storage, or other protection of information, (c) the Patient Protection and Affordable Care Act (Pub. L. 111-148) as amended by the Health Care and Education Reconciliation Act of 2010 (Pub. L. 111-152) and the regulations promulgated thereunder, (d) Laws for the licensure, certification, qualification or authority to transact business in connection with the manufacture and distribution of and payment and arrangement for health care supplies, (e) all state Laws relating to organizations in business related to health care and (f) any other Laws that govern the health care industry or relationships among providers, suppliers, distributors, manufacturers and patients.
“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976 and the rules and regulations promulgated thereunder.

“Indebtedness” means, as of any time, without duplication, with respect to any Person, the outstanding principal amount of, accrued and unpaid interest on, fees and expenses arising under or in respect of (a) indebtedness for borrowed money, (b) other obligations evidenced by any note, bond, debenture or other debt security, (c) obligations for the deferred purchase price of property or assets, including “earn-outs” and “seller notes” (but excluding any trade payables arising in the ordinary course of business), (d) reimbursement and other obligations with respect to letters of credit, bank guarantees, bankers’ acceptances or other similar instruments, in each case, solely to the extent drawn, (e) leases required to be capitalized under GAAP, (f) derivative, hedging, swap, foreign exchange or similar arrangements, including swaps, caps, collars, hedges or similar arrangements, and (g) any of the obligations of any other Person of the type referred to in clauses (a) through (f) above directly or indirectly guaranteed by such Person or secured by any assets of such Person, whether or not such Indebtedness has been assumed by such Person.
“Intellectual Property Rights” means all intellectual property rights and related priority rights protected, created or arising under the Laws of the United States or any other jurisdiction or under any international convention, including all (a) patents and patent applications, industrial designs and design patent rights, including any continuations, divisionals, continuations-in-part and provisional applications and statutory invention registrations, and any patents issuing on any of the foregoing and any reissues, reexaminations, substitutes, supplementary protection certificates, extensions of any of the foregoing (collectively, “Patents”); (b) trademarks, service marks, trade names, service names, brand names, trade dress rights, logos, Internet domain names, corporate names and other source or business identifiers, together with the goodwill associated with any of the foregoing, and all applications, registrations, extensions and renewals of any of the foregoing (collectively, “Marks”); (c) copyrights and works of authorship, database and design rights, mask work rights and moral rights, whether or not registered or published, and all registrations, applications, renewals, extensions and reversions of any of any of the foregoing (collectively, “Copyrights”); (d) trade secrets, know-how and confidential and proprietary information, including invention disclosures, inventions and formulae, semiconductor layouts, mask files, drawings, and manufacturing processes, whether patentable or not; (e) rights in or to Software or other technology; and (f) any other intellectual or proprietary rights protectable, arising under or associated with any of the foregoing, including those protected by any Law anywhere in the world.
“Intended Tax Treatment” has the meaning set forth in the recitals to this Agreement.
“Investment Company Act” means the Investment Company Act of 1940.
“IPO” has the meaning set forth in Section 8.18.
“JOBS Act” means the Jumpstart Our Business Startups Act of 2012.
“Latest Balance Sheet” has the meaning set forth in Section 3.4(a).
“Latest Balance Sheet Date” the date of the Latest Balance Sheet.
“Law” means any federal, state, local, foreign, national or supranational statute, law (including common law), act, statute, ordinance, treaty, rule, code, regulation or other binding directive or guidance issued, promulgated or enforced by a Governmental Entity having jurisdiction over a given matter.
“Leased Real Property” has the meaning set forth in Section 3.18(b).
“Letter of Transmittal” means the letter of transmittal as proposed by the Exchange Agent and mutually agreed to by each of Longview and the Company (in either case, such agreement not to be unreasonably withheld, conditioned or delayed).
“Liability” or “liability” means any and all debts, liabilities and obligations, whether accrued or fixed, absolute or contingent, known or unknown, matured or unmatured or determined or determinable, including those arising under any Law (including any Environmental Law), Proceeding or Order and those arising under any Contract, agreement, arrangement, commitment or undertaking.
“Lien” means any mortgage, pledge, security interest, encumbrance, lien, license or sub-license, charge, or other similar encumbrance or interest (including, in the case of any Equity Securities, any voting, transfer or similar restrictions).

“Longview” has the meaning set forth in the introductory paragraph to this Agreement.
“Longview Acquisition Proposal” means (a) any transaction or series of related transactions under which Longview or any Affiliates controlled by Longview, directly or indirectly, (i) acquires or otherwise purchases any other Person(s), (ii) engages in a business combination with any other Person(s) or (iii) acquires or otherwise purchases all or a material portion of the assets or businesses of any other Persons(s) (in the case of each of clause (i), (ii) and (iii), whether by merger, consolidation, recapitalization, purchase or issuance of equity securities, tender offer or otherwise) or (b) any equity, debt or similar investment in Longview or any of its controlled Affiliates. Notwithstanding the foregoing or anything to the contrary herein, none of this Agreement, the Ancillary Documents or the transactions contemplated hereby or thereby shall constitute an Longview Acquisition Proposal.
“Longview Board” has the meaning set forth in the recitals to this Agreement.
“Longview Board Recommendation” has the meaning set forth in Section 5.8.
“Longview Bylaws” has the meaning set forth in the recitals to this Agreement.
“Longview Certificate of Incorporation” has the meaning set forth in the recitals to this Agreement.
“Longview Class A Common Stock” means Longview’s Class A common stock, par value $0.0001 per share.
“Longview Class B Common Stock” means Longview’s Class B common stock, par value $0.0001 per share.
“Longview Common Stock” means (i) prior to the filing of the Longview Certificate of Incorporation pursuant to Section 2.1(a), Longview Class A Common Stock and Longview Class B Common Stock and (ii) at and after the filing of the Longview Certificate of Incorporation pursuant to Section 2.1(a), Longview Class A Common Stock and New Longview Class B Common Stock.
“Longview D&O Persons” has the meaning set forth in Section 5.14(a).
“Longview Disclosure Schedules” means the disclosure schedules to this Agreement delivered to the Company by Longview on the date of this Agreement.
“Longview Expenses” means, as of any determination time, the aggregate amount of fees, expense, commissions or other amounts incurred by or on behalf of, or otherwise payable by, whether or not due, an Longview Party in connection with the negotiation, preparation or execution of this Agreement or any Ancillary Documents, the performance of its covenants or agreements in this Agreement or any Ancillary Document or the consummation of the transactions contemplated hereby or thereby, including (a) the fees and expenses of outside legal counsel, accountants, advisors, brokers, investment bankers, consultants, or other agents or service providers of any Longview Party, (b) amounts due to the underwriters of Longview’s initial public offering for their deferred underwriting commissions and (c) any other fees, expenses, commissions or other amounts that are expressly allocated to any Longview Party pursuant to this Agreement or any Ancillary Document, including fifty percent (50%) of the HSR Act filing fee. Notwithstanding the foregoing or anything to the contrary herein, Longview Expenses shall not include any Company Expenses.
“Longview Financial Statements” means all of the financial statements of Longview included in the Longview SEC Reports.
“Longview Fundamental Representations” means the representations and warranties set forth in Section 4.1 (Organization and Qualification), Section 4.2 (Authority), Section 4.4 (Brokers) and Section 4.6 (Capitalization of the Longview Parties).
“Longview Incentive Equity Plan” has the meaning set forth in Section 5.18.
“Longview Liabilities” means, as of any determination time, the aggregate amount of Liabilities of the Longview Parties that would be accrued on a balance sheet in accordance with GAAP, whether or not such Liabilities are due and payable as of such time. Notwithstanding the foregoing or anything to the contrary herein, Longview Liabilities shall not include any Longview Expenses.

“Longview Material Adverse Effect” means any change, event, effect or occurrence that, individually or in the aggregate with any other change, event, effect or occurrence, has had or would reasonably be expected to have a material adverse effect on (a) the business, results of operations or financial condition of the Longview Parties, taken as a whole, or (b) the ability of any Longview Party to consummate the Merger in accordance with the terms of this Agreement; provided, however, that, in the case of clause (a), none of the following shall be taken into account in determining whether a Longview Material Adverse Effect has occurred or is reasonably likely to occur: any adverse change, event, effect or occurrence arising after the date of this Agreement from or related to (i) general business or economic conditions in or affecting the United States, or changes therein, or the global economy generally, (ii) any national or international political or social conditions in the United States or any other country, including the engagement by the United States or any other country in hostilities, whether or not pursuant to the declaration of a national emergency or war, or the occurrence in any place of any military or terrorist attack, sabotage or cyberterrorism, (iii) changes in conditions of the financial, banking, capital or securities markets generally in the United States or any other country or region in the world, or changes therein, including changes in interest rates in the United States or any other country and changes in exchange rates for the currencies of any countries, (iv) changes in any applicable Laws, (v) any change, event, effect or occurrence that is generally applicable to the industries or markets in which any Longview Party operates, (vi) the execution or public announcement of this Agreement or the pendency or consummation of the transactions contemplated by this Agreement, including the impact thereof on the relationships, contractual or otherwise, of any Longview Party with investors, contractors, lenders, suppliers, vendors, partners, licensors, licensees, payors or other third parties related thereto (provided that the exception in this clause (vi) shall not apply to the representations and warranties set forth in Section 4.3(b) to the extent that its purpose is to address the consequences resulting from the public announcement or pendency or consummation of the transactions contemplated by this Agreement or the condition set forth in Section 6.3(a) to the extent it relates to such representations and warranties), (vii) any failure by any Longview Party to meet, or changes to, any internal or published budgets, projections, forecasts, estimates or predictions (although the underlying facts and circumstances resulting in such failure may be taken into account to the extent not otherwise excluded from this definition pursuant to clauses (i) through (vi) or (viii)), or (viii) any hurricane, tornado, flood, earthquake, tsunami, natural disaster, mudslides, wild fires, epidemics, pandemics (including COVID-19) or quarantines, acts of God or other natural disasters or comparable events in the United States or any other country or region in the world, or any escalation of the foregoing; provided, however, that any change, event, effect or occurrence resulting from a matter described in any of the foregoing clauses (i) through (v) or (viii) may be taken into account in determining whether an Longview Material Adverse Effect has occurred or is reasonably likely to occur to the extent such change, event, effect or occurrence has a disproportionate adverse effect on the Longview Parties, taken as a whole, relative to other “SPACs” operating in the industries in which the Longview Parties operate.
“Longview Non-Party Affiliates” means, collectively, each Longview Related Party and each of the former, current or future Affiliates, Representatives, successors or permitted assigns of any Longview Related Party (other than, for the avoidance of doubt, any Longview Party).
“Longview Parties” means, collectively, Longview and Merger Sub.
“Longview Related Parties” has the meaning set forth in Section 4.9.
“Longview Related Party Transactions” has the meaning set forth in Section 4.9.
“Longview SEC Reports” has the meaning set forth in Section 4.7.
“Longview Stockholder Approval” means, collectively, the Required Longview Stockholder Approval and the Other Longview Stockholder Approval.
“Longview Stockholder Redemption” means the right of the holders of Longview Class A Common Stock to redeem all or a portion of their Longview Class A Common Stock (in connection with the transactions contemplated by this Agreement or otherwise) as set forth in Governing Documents of Longview.
“Longview Stockholders Meeting” has the meaning set forth in Section 5.8.

“Longview Warrants” means each warrant to purchase one share of Longview Class A Common Stock at an exercise price of $11.50 per share, subject to adjustment in accordance with the Warrant Agreement (including, for the avoidance of doubt, each such warrant held by the Sponsor or any Other Class B Stockholder).
“Marks” has the meaning set forth in the definition of Intellectual Property Rights.
“Material Contracts” has the meaning set forth in Section 3.7(a).
“Material Permits” has the meaning set forth in Section 3.6.
“Merger” has the meaning set forth in the recitals to this Agreement.
“Multiemployer Plan” has the meaning set forth in Section (3)37 or Section 4001(a)(3) of ERISA.
“New Longview Class B Common Stock” means, at and after the filing of the Longview Certificate of Incorporation pursuant to Section 2.1(a), Longview’s Class B common stock, par value $0.0001 per share, with voting power of twenty (20) votes per share.
“Newco” has the meaning set forth in Section 5.5(a)(i).
“Non-Party Affiliate” has the meaning set forth in Section 8.13.
“NYSE” means the New York Stock Exchange.
“NYSE Proposal” has the meaning set forth in Section 5.8.
“Off-the-Shelf Software” means any Software that is made generally and widely available to the public on a commercial basis and is licensed to any of the Group Companies on a non-exclusive basis under standard terms and conditions for a one-time license fee of less than $150,000 per license or an ongoing licensee fee of less than $75,000 per year.
“Order” means any outstanding writ, order, judgment, injunction, decision, determination, award, ruling, subpoena, verdict or decree entered, issued or rendered by any Governmental Entity.
“Other Class B Stockholders” means, collectively, Westley Moore, Derek Cribbs and Randy Simpson.
“Other Longview Stockholder Approval” means the approval of each Other Transaction Proposal by the affirmative vote of the holders of the requisite number of Longview Common Stock entitled to vote thereon, whether in person or by proxy at the Longview Stockholders Meeting (or any adjournment thereof), in accordance with the Governing Documents of Longview and applicable Law.
“Other Transaction Proposal” means each Transaction Proposal, other than the Required Transaction Proposals.
“Parties” has the meaning set forth in the introductory paragraph to this Agreement.
“Patents” has the meaning set forth in the definition of Intellectual Property Rights.
“PCAOB” means the Public Company Accounting Oversight Board.
“PCAOB Financial Statements” has the meaning set forth in Section 5.17(a).
“Permits” means any approvals, authorizations, clearances, licenses, registrations, permits or certificates of a Governmental Entity.
“Permitted Liens” means (a) mechanic’s, materialmen’s, carriers’, repairers’ and other similar statutory Liens arising or incurred in the ordinary course of business for amounts that are not yet delinquent or are being contested in good faith by appropriate proceedings and for which sufficient reserves have been established in accordance with GAAP, (b) Liens for Taxes, assessments or other governmental charges not yet due and payable as of the Closing Date or which are being contested in good faith by appropriate proceedings and for which sufficient reserves have been established in accordance with GAAP, (c) encumbrances and restrictions on real property (including easements, covenants, conditions, rights of way and similar restrictions) that do not prohibit or materially interfere with any of the Group Companies’ use or occupancy of such real property, (d) zoning, building codes and other land use Laws regulating the use or occupancy of real property or the activities conducted thereon which are imposed by any Governmental Entity having jurisdiction over such real property and which are not violated by the use or occupancy of such real property or the operation of the businesses of the Group Company and do not prohibit or materially interfere with any of the Group Companies’ use or occupancy of such real property, (e) cash deposits or cash pledges to secure the payment of workers’ compensation, unemployment insurance, social security benefits or obligations arising under similar Laws or to secure the performance of public or statutory obligations, surety or appeal bonds, and other obligations of a like nature, in each case in the ordinary course of business and which are not yet due and payable, (f) grants by any Group Company of non-exclusive rights in Intellectual Property in the ordinary course of business consistent with past practice and (g) other Liens that do not materially and adversely affect the value, use or operation of the asset subject thereto.
“Person” means an individual, partnership, corporation, limited liability company, joint stock company, unincorporated organization or association, trust, joint venture or other similar entity, whether or not a legal entity.
“Personal Data” means any data or information relating to an identified natural person that is regulated by the Privacy Laws.
“PIPE Financing” has the meaning set forth in the recitals to this Agreement.
“PIPE Financing Amount” has the meaning set forth in the recitals to this Agreement.
“PIPE Investor Subscription Agreement” has the meaning set forth in the recitals to this Agreement.
“PIPE Investors” has the meaning set forth in the recitals to this Agreement.
“Pre-Closing Longview Holders” means the holders of Longview Common Stock at any time prior to the Effective Time.
“Privacy and Data Security Policies” has the meaning set forth in Section 3.20(a).
“Privacy Laws” means Laws relating to the Processing or protection of Personal Data that apply to the Group Companies.
“Proceeding” means any lawsuit, litigation, action, audit, examination, claim, complaint, charge, proceeding, suit or arbitration (in each case, whether civil, criminal or administrative and whether public or private) pending by or before or otherwise involving any Governmental Entity.
“Process” (or “Processing” or “Processes”) means the collection, use, storage, processing, recording, distribution, transfer, import, export, protection (including security measures), disposal or disclosure or other activity regarding data (whether electronically or in any other form or medium).
“Prospectus” has the meaning set forth in Section 8.18.
“Public Software” means any Software that contains, includes, incorporates, or has instantiated therein, or is derived in any manner (in whole or in part) from, any Software that is distributed as free software, open source software (e.g., Linux) or similar licensing or distribution models, including under any terms or conditions that impose any requirement such that any Software using, linked with, incorporating, distributed with or derived from such Software (a) be made available or distributed in source code form; (b) be licensed for purposes of making derivative works; or (c) be redistributable at no, or a nominal, charge.
“Public Stockholders” has the meaning set forth in Section 8.18.
“Quality System Regulation” has the meaning set forth in Section 3.23(b).
“Real Property Leases” means all leases, sub-leases, licenses or other agreements, in each case, pursuant to which any Group Company leases or sub-leases any real property.
“Registered Intellectual Property” means all issued Patents, pending Patent applications, registered Marks, pending applications for registration of Marks, registered Copyrights, pending applications for registration of Copyrights and Internet domain name registrations.

“Registration Statement / Proxy Statement” means a registration statement on Form S-4 relating to the transactions contemplated by this Agreement and the Ancillary Documents and containing a prospectus and proxy statement of Longview.
“Representatives” means with respect to any Person, such Person’s Affiliates and its and such Affiliates’ respective directors, managers, officers, employees, accountants, consultants, advisors, attorneys, agents and other representatives.
“Required Governing Document Proposals” means the Governing Document Proposals solely to the extent related to the amendments to the Governing Documents of Longview set forth on Schedule D attached hereto.
“Required Longview Stockholder Approval” means the approval of each Required Transaction Proposal by the affirmative vote of the holders of the requisite number of Longview Common Stock entitled to vote thereon, whether in person or by proxy at the Longview Stockholders Meeting (or any adjournment thereof), in accordance with the Governing Documents of Longview and applicable Law.
“Required Transaction Proposals” means, collectively, the Business Combination Proposal, the NYSE Proposal, the Equity Incentive Plan Proposal, and the Required Governing Document Proposals.
“Rollover Awards” has the meaning set forth in Section 2.4(a).
“Rollover Option” has the meaning set forth in Section 2.4(a).
“Rollover RSU” has the meaning set forth in Section 2.4(a).
“Sanctions and Export Control Laws” means any applicable Law related to (a) import and export controls, including the U.S. Export Administration Regulations, (b) economic sanctions, including those administered by the Office of Foreign Assets Control of the U.S. Department of the Treasury, the U.S. Department of State, the European Union, any European Union Member State, the United Nations, and Her Majesty’s Treasury of the United Kingdom or (c) anti-boycott measures.
“Sarbanes-Oxley Act” means the Sarbanes-Oxley Act of 2002.
“Schedules” means, collectively, the Company Disclosure Schedules and the Longview Disclosure Schedules.
“SEC” means the U.S. Securities and Exchange Commission.
“Securities Act” means the U.S. Securities Act of 1933.
“Securities Laws” means Federal Securities Laws and other applicable foreign and domestic securities or similar Laws.
“Signing Filing” has the meaning set forth in Section 5.4(b).
“Signing Press Release” has the meaning set forth in Section 5.4(b).
“Software” shall mean any and all (a) computer programs, including any and all software implementations of algorithms, models and methodologies, whether in source code or object code; (b) databases and compilations, including any and all data and collections of data, whether machine readable or otherwise; (c) descriptions, flowcharts and other work product used to design, plan, organize and develop any of the foregoing, screens, user interfaces, report formats, firmware, development tools, templates, menus, buttons and icons; and (d) all documentation, including user manuals and other training documentation, related to any of the foregoing.
“Sponsor” has the meaning set forth in the recitals to this Agreement.
“Sponsor Letter Agreement” has the meaning set forth in the recitals to this Agreement.

“Subsidiary” means, with respect to any Person, any corporation, limited liability company, partnership or other legal entity of which (a) if a corporation, a majority of the total voting power of shares of stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof is at the time owned or controlled, directly or indirectly, by such Person or one or more of the other Subsidiaries of such Person or a combination thereof, or (b) if a limited liability company, partnership, association or other business entity (other than a corporation), a majority of the partnership or other similar ownership interests thereof is at the time owned or controlled, directly or indirectly, by such Person or one or more Subsidiaries of such Person or a combination thereof and for this purpose, a Person or Persons own a majority ownership interest in such a business entity (other than a corporation) if such Person or Persons shall be allocated a majority of such business entity’s gains or losses or shall be a, or control any, managing director or general partner of such business entity (other than a corporation). The term “Subsidiary” shall include all Subsidiaries of such Subsidiary.
“Supporting Company Persons” has the meaning set forth in the recitals to this Agreement.
“Surviving Company” has the meaning set forth in Section 2.1(b)(i).
“Surviving Company Common Stock” has the meaning set forth in Section 2.1(b)(vi).
“Tax” means any federal, state, local or non-United States income, gross receipts, franchise, estimated, alternative minimum, sales, use, transfer, value added, excise, stamp, customs, duties, ad valorem, real property, personal property (tangible and intangible), capital stock, social security, unemployment, payroll, wage, employment, severance, occupation, registration, environmental, communication, mortgage, profits, license, lease, service, goods and services, withholding, premium, unclaimed property, escheat, turnover, windfall profits or other taxes of any kind whatever, whether computed on a separate or combined, unitary or consolidated basis or in any other manner, together with any interest, deficiencies, penalties, additions to tax, or additional amounts imposed by any Governmental Entity with respect thereto, whether disputed or not, and including any secondary Liability for any of the aforementioned.
“Tax Authority” means any Governmental Entity responsible for the collection or administration of Taxes or Tax Returns.
“Tax Return” means returns, information returns, statements, declarations, claims for refund, schedules, attachments and reports relating to Taxes filed or required to be filed with any Governmental Entity.
“Termination Date” has the meaning set forth in Section 7.1(d).
“Transaction Payment” means (a) any success, change of control, retention, transaction bonus or other similar payment or amount to any Person as a result of or in connection with this Agreement or the transactions contemplated hereby (including any such payments or similar amounts that may become due and payable based upon the occurrence of one or more additional circumstances, matters or events) or (b) any payments made or required to be made pursuant to or in connection with or upon termination of, and any fees, expenses or other payments owing or that will become owing in respect of, any Company Related Party Transaction during the period beginning on the Latest Balance Sheet Date and ending on the Closing Date. Notwithstanding the foregoing or anything to the contrary herein, the Longview Common Stock to be issued in respect of or that will become subject to the Rollover Awards at the Effective Time on the terms and subject to the conditions of this Agreement shall not constitute Transaction Payments.
“Transactions” means the transactions contemplated by this Agreement to occur at or prior to the Closing on the Closing Date, including the Merger and the PIPE Financing.
“Transaction Litigation” has the meaning set forth in Section 5.2(d).
“Transaction Proposals” has the meaning set forth in Section 5.8.
“Transaction Support Agreement Deadline” has the meaning set forth in Section 5.13(a).
“Transaction Support Agreements” has the meaning set forth in the recitals to this Agreement.
“Trust Account” has the meaning set forth in Section 8.18.

“Trust Account Released Claims” has the meaning set forth in Section 8.18.
“Trust Agreement” has the meaning set forth in Section 4.8.
“Trustee” has the meaning set forth in Section 4.8.
“Unpaid Company Expenses” means the Company Expenses that are unpaid as of immediately prior to the Closing.
“Unpaid Longview Expenses” means the Longview Expenses that are unpaid as of immediately prior to the Closing.
“Unpaid Longview Liabilities” means the Longview Liabilities as of immediately prior to the Closing.
“Unvested Company Option” means each Company Option outstanding as of immediately prior to the Effective Time that is not a Vested Company Option.
“Vested Company Option” means each Company Option outstanding as of immediately prior to the Effective Time that is vested as of immediately prior to the Effective Time or will vest solely as a result of the consummation of the Merger.
“WARN” means the Worker Adjustment Retraining and Notification Act of 1988, as well as analogous applicable foreign, state or local Laws.
“Warrant Agreement” means the Warrant Agreement, dated as of May 20, 2020, by and between Longview and the Trustee.
“Willful Breach” means a material breach that is a consequence of an act undertaken or a failure to act by the breaching party with the knowledge that the taking of such act or such failure to act would, or would reasonably be expected to, constitute or result in a breach of this Agreement.
ARTICLE 2
MERGER
Section 2.1   Closing Transactions. On the terms and subject to the conditions set forth in this Agreement, the following transactions shall occur in the order set forth in this Section 2.1:
(a)   Governing Documents. On the Closing Date, immediately prior to the Effective Time, the Governing Documents of the Company shall be amended to change the name of the Company to “BFLY Operations, Inc.” On the Closing Date at the Effective Time, (i) the Governing Documents of Longview shall be amended and restated to be the Longview Certificate of Incorporation and the Longview Bylaws and (ii) Longview’s name shall be changed to “Butterfly Network, Inc.”; provided, however, that, in the case of clause (i), each of the Parties acknowledges and agrees that each of the Longview Certificate of Incorporation and the Longview Bylaws shall be appropriately adjusted to give effect to any amendments to the Governing Documents of Longview contemplated by the Longview Certificate of Incorporation and the Longview Bylaws that are not adopted and approved by the Pre-Closing Longview Holders at the Longview Stockholders Meeting (other than, for the avoidance of doubt, the amendments to the Governing Documents of Longview that are contemplated by the Required Governing Document Proposals). For the avoidance of doubt, on the Closing Date prior to the Effective Time, each issued and outstanding unit of Longview that has not been previously separated into the underlying Longview Class A Common Stock and underlying Longview Warrants shall be cancelled and entitle the holder thereof to one share of Longview Class A Common Stock and one-third of one Longview Warrant.
(b)   The Merger.
(i) On the terms and subject to the conditions set forth in this Agreement and in accordance with the DGCL, on the Closing Date, Merger Sub shall merge with and into the Company (the “Merger”) at the Effective Time. Following the Effective Time, the separate existence of Merger Sub shall cease and the Company shall continue as the surviving company of the Merger (the “Surviving Company”).

(ii) At the Closing, the parties hereto shall cause a certificate of merger, in a form reasonably satisfactory to the Company and Longview (the “Certificate of Merger”), to be executed and filed with the Secretary of State of the State of Delaware. The Merger shall become effective on the date and time at which the Certificate of Merger is accepted for filing by the Secretary of State of the State of Delaware or at such later date and/or time as is agreed by Longview and the Company and specified in the Certificate of Merger (the time the Merger becomes effective being referred to herein as the “Effective Time”).
(iii) The Merger shall have the effects set forth in Section 251 of the DGCL. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, all of the assets, properties, rights, privileges, powers and franchises of the Company and Merger Sub shall vest in the Surviving Company and all debts, liabilities, obligations, restrictions, disabilities and duties of each of the Company and Merger Sub shall become the debts, liabilities, obligations and duties of the Surviving Company, in each case, in accordance with the DGCL.
(iv) At the Effective Time, the Governing Documents of the Company shall be the Governing Documents of the Surviving Company except that the name of the Surviving Company shall be “BFLY Operations, Inc.”, in each case, until thereafter changed or amended as provided therein or by applicable Law.
(v) At the Effective Time, the directors and officers of the Company immediately prior to the Effective Time shall be the initial directors and officers of the Surviving Company, each to hold office in accordance with the Governing Documents of the Surviving Company until such director’s or officer’s successor is duly elected or appointed and qualified, or until the earlier of their death, resignation or removal.
(vi) At the Effective Time, by virtue of the Merger and without any action on the part of any Party or any other Person, each share of capital stock of Merger Sub issued and outstanding immediately prior to the Effective Time shall be automatically cancelled and extinguished and converted into one share of common stock, par value $0.0001, of the Surviving Company (each such share, a share of “Surviving Company Common Stock”).
(vii) At the Effective Time, by virtue of the Merger and without any action on the part of any Party or any other Person, each share of Longview Class B Common Stock issued and outstanding as of immediately prior to the Effective Time shall be automatically canceled and extinguished and converted into one share of Longview Class A Common Stock.
(viii) At the Effective Time, by virtue of the Merger and without any action on the part of any Party or any other Person, (i) each share of Company Common Stock, Company Series B Preferred Stock, Company Series C Preferred Stock and Company Series D Preferred Stock (other than such Company Stock cancelled and extinguished pursuant to Section 2.1(b)(ix)) issued and outstanding as of immediately prior to the Effective Time shall be automatically canceled and extinguished and converted into the right to receive 1.0383 shares of Longview Class A Common Stock and (ii) each share of Company Series A Preferred Stock (other than such Company Series A Preferred Stock cancelled and extinguished pursuant to Section 2.1(b)(ix)) issued and outstanding as of immediately prior to the Effective Time shall be automatically canceled and extinguished and converted into the right to receive 1.0383 shares of New Longview Class B Common Stock. From and after the Effective Time, each Company Stockholder’s certificates (the “Certificates”), evidencing ownership of such Company Stock and such Company Stock held in book-entry form issued and outstanding immediately prior to the Effective Time shall each cease to have any rights with respect to such Company Stock except as otherwise expressly provided for herein or under applicable Law.
(ix) At the Effective Time, by virtue of the Merger and without any action on the part of any Party or any other Person, each share of Company Stock held immediately prior to the Effective Time by the Company as treasury stock shall be automatically canceled and extinguished, and no consideration shall be paid with respect thereto.

(x) At the Effective Time, by virtue of the Merger and without any action on the part of any Party or any other Person, the Convertible Notes outstanding as of immediately prior to the Effective Time shall be automatically canceled and converted into the right to receive Longview Class A Common Stock, with such shares of Longview Class A Common Stock calculated by dividing (x) the outstanding principal (and interest accrued thereon) of each Convertible Note by (y) $10.00.
Section 2.2   Closing of the Transactions Contemplated by this Agreement. The closing of the transactions contemplated by this Agreement (the “Closing”) shall take place electronically by exchange of the closing deliverables by the means provided in Section 8.11 as promptly as reasonably practicable, but in no event later than the third (3rd) Business Day, following the satisfaction (or, to the extent permitted by applicable Law, waiver) of the conditions set forth in Article 6 (other than those conditions that by their nature are to be satisfied at the Closing, but subject to satisfaction or waiver of such conditions) (the “Closing Date”) or at such other place, date and/or time as Longview and the Company may agree in writing.
Section 2.3   Allocation Schedule. No later than three (3) Business Days prior to the Closing Date, the Company shall deliver to Longview an allocation schedule (the “Allocation Schedule”) setting forth (a) the number and class of Company Stock held by each Company Stockholder, (b) the number of Company Stock subject to each Company Option and Company RSU held by each holder thereof, as well as whether each such Company Option will be a Vested Company Option or an Unvested Company Option as of immediately prior to the Effective Time and the exercise price thereof, (c) the outstanding amount of each Convertible Note and the holder thereof, (d) the number of Longview Class A Common Stock, New Longview Class B Common Stock and Rollover Awards to be allocated to each holder at the Effective Time and (e) a certification, duly executed by an authorized officer of the Company, that (i) the information delivered pursuant to clauses (a), (b), (c) and (d) is, and will be as of immediately prior to the Effective Time, true and correct in all respects and in accordance with the last sentence of this Section 2.3 and (ii) the Company has performed, or otherwise complied with, as applicable, its covenants and agreements set forth in Section 2.4(b). The Company will review any comments to the Allocation Schedule provided by Longview or any of its Representatives and consider in good faith any reasonable comments proposed by Longview or any of its Representatives. Notwithstanding the foregoing or anything to the contrary herein, (A) the aggregate number of Longview Common Stock that each Company Stockholder will have a right to receive pursuant to Section 2.1(b)(viii) will be rounded to the nearest whole share and (B) in no event shall the Allocation Schedule (or the calculations or determinations therein) breach, as applicable, any applicable Law, the Governing Documents of the Company, the Company Stockholders Agreements, the Company Equity Plan or any other Contract to which the Company is a party or bound (taking into account, for the avoidance of doubt, any actions taken by the Company pursuant to Section 2.4(b).
Section 2.4   Treatment of Company Options and Restricted Stock Units.
(a)   At the Effective Time, by virtue of the Merger and without any action of any Party or any other Person (but subject to Section 2.4(b)), Longview shall adopt and assume the Company Equity Plan (the “Assumed Plan”). All Company Options outstanding immediately prior to the Effective Time, and each Company Option (whether a Vested Company Option or an Unvested Company Option) shall cease to represent the right to purchase Company Common Stock and shall become an option to purchase a number of shares of Longview Class A Common Stock equal to the number of shares of Company Common Stock subject to such Company Option immediately prior to the Effective Time multiplied by 1.0383 under the Assumed Plan (each, a “Rollover Option”) at an exercise price per share equal to the exercise price per share of such Company Option immediately prior to the Effective Time divided by 1.0383. Each Rollover Option shall be subject to the same terms and conditions (including applicable vesting, expiration and forfeiture provisions) that applied to the corresponding Company Option immediately prior to the Effective Time, subject to the adjustments required by this Section 2.4(a) after giving effect to the Merger. All Company RSUs outstanding immediately prior to the Effective Time, and each Company RSU shall cease to represent the right to receive Company Common Stock and shall become a restricted stock unit award with respect to a number of shares of Longview Class A Common Stock equal to the number of shares of Company Common Stock subject to such Company RSU immediately prior to the Effective Time multiplied by 1.0383 (rounded to the nearest whole share) under the Assumed Plan (each, a “Rollover RSU”, and together with the Rollover Options, the “Rollover Awards”). Each Rollover RSU shall be subject to the same terms and conditions (including applicable vesting, expiration and forfeiture provisions) that applied to the corresponding Company RSU immediately prior to the Effective Time, subject to the adjustments required by this Section 2.4(a) after giving effect to the Merger. Such assumption and conversion shall occur in a manner intended to comply with the requirements of Section 409A and 424 of the Code, as applicable.
(b)   Prior to the Closing, the Company and Longview shall take, or cause to be taken, all necessary or appropriate actions under the Company Equity Plan (and the underlying grant, award or similar agreements), including to reserve for issuance a sufficient number of shares of Longview Class A Common Stock for delivery upon exercise of the Rollover Awards under the Assumed Plan, or otherwise to give effect to the provisions of this Section 2.4; no less than five (5) business days prior to Closing, the Company and Longview shall each provide to the other copies of all such necessary or appropriate actions and a meaningful opportunity to provide comments, which comments will be adopted in good faith.
Section 2.5   Deliverables
(a)   As promptly as reasonably practicable following the date of this Agreement, but in no event later than ten (10) Business Days prior to the Closing Date, Longview shall appoint Continental (or its applicable Affiliate) as an exchange agent (the “Exchange Agent”) and enter into an exchange agent agreement with the Exchange Agent for the purpose of exchanging Certificates, if any, representing the Company Stock and the Company Stock held in book-entry form on the stock transfer books of the Company immediately prior to the Effective Time, in either case, for the Longview Common Stock issuable in respect of such Company Stock pursuant to Section 2.1(b)(viii) and on the terms and subject to the other conditions set forth in this Agreement. Notwithstanding the foregoing or anything to the contrary herein, in the event that Continental is unable or unwilling to serve as the Exchange Agent, then Longview and the Company shall, as promptly as reasonably practicable thereafter, but in no event later than the Closing Date, mutually agree upon an exchange agent (in either case, such agreement not to be unreasonably withheld, conditioned or delayed), Longview shall appoint and enter into an exchange agent agreement with such exchange agent, who shall for all purposes under this Agreement constitute the Exchange Agent and each of Longview and the Company shall mutually agree to any changes to the Letter of Transmittal in order to satisfy any requirements of such exchange agent (in either case, such agreement not to be unreasonably withheld, conditioned or delayed).
(b)   At least three (3) Business Days prior to the Closing Date, the Company shall mail or otherwise deliver, or shall cause to be mailed or otherwise delivered, to the Company Stockholders a Letter of Transmittal.
(c)   At the Closing, immediately upon the filing of the Longview Certificate of Incorporation pursuant to Section 2.1(a), Longview shall deposit, or cause to be deposited, with the Exchange Agent, for the benefit of the Company Stockholders and for exchange in accordance with this Section 2.5 through the Exchange Agent, evidence of Longview Common Stock in book-entry form representing the Longview Common Stock issuable pursuant to Section 2.1(b)(viii) in exchange for the Company Stock outstanding immediately prior to the Effective Time. All shares in book-entry form representing the Longview Common Stock issuable pursuant to Section 2.1(b)(viii) deposited with the Exchange Agent shall be referred to in this Agreement as the “Exchange Fund”.
(d)   Each Company Stockholder whose Company Stock have been converted into the right to receive Longview Common Stock pursuant to Section 2.1(b)(viii) shall be entitled to receive the Longview Common Stock to which he, she or it is entitled on the date provided in Section 2.5(e) upon (i) surrender of a Certificate (or affidavit of loss in lieu thereof in the form required by the Letter of Transmittal), together with the delivery of a properly completed and duly executed Letter of Transmittal (including, for the avoidance of doubt, any documents or agreements required by the Letter of Transmittal), to the Exchange Agent or (ii) in the case of Company Stock held in book-entry form, a properly completed and duly executed Letter of Transmittal (including, for the avoidance of doubt, any documents or agreements required by the Letter of Transmittal), to the Exchange Agent.
(e)   If a properly completed and duly executed Letter of Transmittal, together with any Certificates (or affidavit of loss in lieu thereof in the form required by the Letter of Transmittal), if any, is delivered to the Exchange Agent in accordance with Section 2.5(d) (i) at least one Business Day prior to the Closing Date, then Longview and the Company shall take all necessary actions to cause the applicable Longview Common Stock to be issued to the applicable Company Stockholder in book-entry form on the Closing Date, or (ii) less than one Business Day prior to the Closing Date, then Longview and the Company (or the Surviving Company) shall take all necessary actions to cause the applicable Longview Common Stock to be issued to the Company Stockholder in book-entry form within two (2) Business Days after such delivery.
(f)   If any Longview Common Stock is to be issued to a Person other than the Company Stockholder in whose name the surrendered Certificate or the transferred Company Stock in book-entry form is registered, it shall be a condition to the issuance of the applicable Longview Common Stock that (i) either such Certificate shall be properly endorsed or shall otherwise be in proper form for transfer or such Company Stock in book-entry form shall be properly transferred and (ii) the Person requesting such consideration pay to the Exchange Agent any transfer Taxes required as a result of such consideration being issued to a Person other than the registered holder of such Certificate or Company Stock in book-entry form or establish to the satisfaction of the Exchange Agent that such transfer Taxes have been paid or are not payable.
(g)   No interest will be paid or accrued on the Longview Common Stock. From and after the Effective Time, until surrendered or transferred, as applicable, in accordance with this Section 2.5, each share of Company Stock (other than, for the avoidance of doubt, the Company Stock cancelled and extinguished pursuant to Section 2.1(b)(ix)) shall solely represent the right to receive the Longview Common Stock to which such share of Company Stock is entitled to receive pursuant to Section 2.1(b)(viii).
(h)   At the Effective Time, the stock transfer books of the Company shall be closed and there shall be no transfers of Company Stock that were outstanding immediately prior to the Effective Time.
(i)   Any portion of the Exchange Fund that remains unclaimed by the Company Stockholders twelve (12) months following the Closing Date shall be delivered to Longview or as otherwise instructed by Longview, and any Company Stockholder who has not exchanged his, her or its Company Stock for the applicable Longview Common Stock in accordance with this Section 2.5 prior to that time shall thereafter look only to Longview for the issuance of the applicable Longview Common Stock, without any interest thereon. None of Longview, the Surviving Company or any of their respective Affiliates shall be liable to any Person in respect of any consideration delivered to a public official pursuant to any applicable abandoned property, unclaimed property, escheat, or similar Law. Any Longview Common Stock remaining unclaimed by the Company Stockholders immediately prior to such time when the amounts would otherwise escheat to or become property of any Governmental Entity shall become, to the extent permitted by applicable Law, the property of Longview free and clear of any claims or interest of any Person previously entitled thereto.
Section 2.6   Withholding. Longview, the Group Companies, the Exchange Agent and any other applicable withholding agent shall be entitled to deduct and withhold (or cause to be deducted and withheld) from any consideration payable pursuant to this Agreement such amounts as are required to be deducted and withheld under applicable Tax Law. To the extent that amounts are so withheld and timely remitted to the applicable Governmental Entity, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction and withholding was made. Other than in respect of any compensatory payment subject to payroll withholding, the Parties shall cooperate in good faith to eliminate or reduce any such deduction or withholding (including through the request and provision of any statements, forms or other documents to reduce or eliminate any such deduction or withholding).
Section 2.7   Dissenting Shares. Notwithstanding anything in this Agreement to the contrary, shares of Company Common Stock outstanding immediately prior to the Effective Time and owned by a holder who is entitled to demand and has properly demanded appraisal of such shares in accordance with, and who complies in all respects with, Section 262 of the DGCL (such shares, “Dissenting Shares”) shall not be converted into the right to receive Longview Common Stock, and shall instead represent the right to receive payment of the fair value of such Dissenting Shares in accordance with and to the extent provided by Section 262 of the DGCL. At the Effective Time, (a) all Dissenting Shares shall be cancelled, extinguished and cease to exist and (b) the holders of Dissenting Shares shall be entitled only to such rights as may be granted to them under the DGCL. If any such holder fails to perfect or otherwise waives, withdraws or loses such holder’s right to appraisal under Section 262 of the DGCL or other applicable Law, then the right of such holder to be paid the fair value of such Dissenting Shares shall cease and such Dissenting Shares shall be deemed to have been converted, as of the Effective Time, into the right to receive Longview Common Stock upon the terms and conditions set forth in this Agreement applicable to holders that have not properly demanded appraisal rights. The Company shall give Longview prompt notice (and in any event within two Business Days) of any demands received by the Company for appraisal of shares of Company Common Stock, attempted withdrawals of such demands and any other instruments served pursuant to the DGCL and received by the Company relating to rights to be paid the fair value of Dissenting Shares, and Longview shall have the right to participate in and, following the Effective Time, direct all negotiations and proceedings with respect to such demands. Prior to the Effective Time, the Company shall not, except with the prior written consent of Longview, make any payment with respect to, or settle or compromise or offer to settle or compromise, any such demands or waive any failure to timely deliver a written demand for appraisal or otherwise comply with the provisions under Section 262 of the DGCL, or agree or commit to do any of the foregoing.
ARTICLE 3
REPRESENTATIONS AND WARRANTIES RELATING TO THE GROUP COMPANIES
Subject to Section 8.8, except as set forth in the Company Disclosure Schedules, the Company hereby represents and warrants to the Longview Parties as follows:
Section 3.1   Organization and Qualification.
(a)   Each Group Company is a corporation, limited liability company or other applicable business entity duly organized or formed, as applicable, validly existing and in good standing (or the equivalent thereof, if applicable, in each case, with respect to the jurisdictions that recognize the concept of good standing or any equivalent thereof) under the Laws of its jurisdiction of formation or organization (as applicable). Section 3.1(a) of the Company Disclosure Schedules sets forth the jurisdiction of formation or organization (as applicable) for each Group Company. Each Group Company has the requisite corporate, limited liability company or other applicable business entity power and authority to own, lease and operate its properties and to carry on its businesses as presently conducted, except where the failure to have such power or authority would not have a Company Material Adverse Effect.
(b)   True and complete copies of the Governing Documents of the Company and the Company Stockholders Agreements have been made available to Longview, in each case, as amended and in effect as of the date of this Agreement. The Governing Documents of the Company and the Company Stockholders Agreements are in full force and effect, and the Company is not in breach or violation of any provision set forth in its Governing Documents or in material breach of any of the Company Stockholders Agreements.
(c)   Each Group Company is duly qualified or licensed to transact business and is in good standing (or the equivalent thereof, if applicable, in each case, with respect to the jurisdictions that recognize the concept of good standing or any equivalent thereof) in each jurisdiction in which the property and assets owned, leased or operated by it, or the nature of the business conducted by it, makes such qualification or licensing necessary, except where the failure to be so duly qualified or licensed and in good standing would not have a Company Material Adverse Effect.
Section 3.2   Capitalization of the Group Companies.
(a)    Section 3.2(a) of the Company Disclosure Schedules sets forth a true and complete statement as of the date of this Agreement of (i) the number and class or series (as applicable) of all of the Equity Securities of the Company issued and outstanding, (ii) the identity of the Persons that are the record and beneficial owners thereof and (iii) with respect to each Company Option, (A) the date of grant, (B) any applicable exercise (or similar) price, (C) the expiration date, and (D) any applicable vesting schedule (including acceleration provisions). All of the Equity Securities of the Company have been duly authorized and validly issued. All of the outstanding Company Stock are fully paid and non-assessable. The Equity Securities of the Company (1) were not issued in violation of the Governing Documents of the Company or the Company Stockholders Agreements or any other Contract to which the Company is party or bound, (2) were not issued in violation of any preemptive rights, call option, right of first refusal or first offer, subscription rights, transfer restrictions or similar rights of any Person and (3) have been offered, sold and issued in compliance with applicable Law, including Securities Laws. Except for the Company Options set forth on Section 3.2(a)

of the Company Disclosure Schedules or the Allowed Awards either permitted by Section 5.1(b) or issued, granted or entered into in accordance with Section 5.1(b), the Company has no outstanding (x) equity appreciation, phantom equity or profit participation rights or (y) options, restricted stock, phantom stock, warrants, purchase rights, subscription rights, conversion rights, exchange rights, calls, puts, rights of first refusal or first offer or other Contracts that could require the Company to issue, sell or otherwise cause to become outstanding or to acquire, repurchase or redeem any Equity Securities or securities convertible into or exchangeable for Equity Securities of the Company. Each Company Option subject to Section 83 of the Code has been granted in compliance with or exempt from Section 409A of the Code, and each Company Option that is an incentive stock option within the meaning of Section 422 of the Code complies with Sections 422 of the Code; in connection therewith, the exercise price of each Company Option is no less than the fair market value of the Common Stock at the date of grant.
(b)   The Equity Securities of the Company are free and clear of all Liens (other than transfer restrictions under applicable Securities Law or under the Company Stockholders Agreements). Except for the Company Stockholders Agreements, there are no voting trusts, proxies or other Contracts to which the Company is a party with respect to the voting or transfer of the Company’s Equity Securities.
(c)   Section 3.2(c) of the Company Disclosure Schedules sets forth a true and complete statement of (i) the number and class or series (as applicable) of all of the Equity Securities of each Subsidiary of the Company issued and outstanding and (ii) the identity of the Persons that are the record and beneficial owners thereof. There are no outstanding (A) equity appreciation, phantom equity, or profit participation rights or (B) options, restricted stock, phantom stock, warrants, purchase rights, subscription rights, conversion rights, exchange rights, calls, puts, rights of first refusal or first offer or other Contracts that could require any Subsidiary of the Company to issue, sell or otherwise cause to become outstanding or to acquire, repurchase or redeem any Equity Securities or securities convertible into or exchangeable for Equity Securities of the Subsidiaries of the Company. There are no voting trusts, proxies or other Contracts with respect to the voting or transfer of any Equity Securities of any Subsidiary of the Company.
(d)   None of the Group Companies owns or holds (of record, beneficially, legally or otherwise), directly or indirectly, any Equity Securities in any other Person or the right to acquire any such Equity Security, and none of the Group Companies are a partner or member of any partnership, limited liability company or joint venture.
(e)   Section 3.2(e) of the Company Disclosure Schedules sets forth a list of all Indebtedness of the Group Companies as of the date of this Agreement, including the principal amount of such Indebtedness, the outstanding balance as of the date of this Agreement, and the debtor and the creditor thereof.
(f)   Section 3.2(f) of the Company Disclosure Schedules sets forth a list of all Transaction Payments of the Group Companies.
Section 3.3   Authority. The Company has the requisite corporate, limited liability company or other similar power and authority to execute and deliver this Agreement and each Ancillary Document to which it is or will be a party, to perform its obligations hereunder and thereunder, and to consummate the transactions contemplated hereby and thereby. Subject to the receipt of the Company Stockholder Written Consent, the execution and delivery of this Agreement, the Ancillary Documents to which the Company is or will be a party and the consummation of the transactions contemplated hereby and thereby have been (or, in the case of any Ancillary Document entered into after the date of this Agreement, will be upon execution thereof) duly authorized by all necessary corporate (or other similar) action on the part of the Company. This Agreement and each Ancillary Document to which the Company is or will be a party has been or will be, upon execution thereof, as applicable, duly and validly executed and delivered by the Company and constitutes or will constitute, upon execution and delivery thereof, as applicable, a valid, legal and binding agreement of the Company (assuming that this Agreement and the Ancillary Documents to which the Company is or will be a party are or will be upon execution thereof, as applicable, duly authorized, executed and delivered by the other Persons party thereto), enforceable against the Company in accordance with its terms (subject to applicable bankruptcy, insolvency, reorganization, moratorium or other Laws affecting generally the enforcement of creditors’ rights and subject to general principles of equity).

Section 3.4   Financial Statements; Undisclosed Liabilities.
(a)   The Company has made available to Longview a true and complete copy of (i) the audited consolidated balance sheets of the Group Companies as of December 31, 2018 and December 31, 2019, and the related audited consolidated statements of operations and comprehensive loss, convertible preferred stock and stockholders’ deficit and cash flows of the Group Companies for each of the periods then ended, (ii) the unaudited consolidated balance sheets of the Group Companies as of June 30, 2020, and the related unaudited consolidated statements of operations and comprehensive loss, convertible preferred stock and stockholders’ deficit and cash flows of the Group Companies for the nine-month period then ended, (iii) the unaudited consolidated balance sheets of the Group Companies as of December 31, 2018 and December 31, 2019 and the related audited consolidated statements of operations and comprehensive loss, convertible preferred stock and stockholders’ deficit and cash flows of the Group Companies for each of the periods then ended and (iv) the unaudited consolidated balance sheets of the Group Companies as of September 30, 2020 (the “Latest Balance Sheet”), and the related unaudited consolidated statements of operations and comprehensive loss, convertible preferred stock and stockholders’ deficit and cash flows of the Group Companies for the nine-month period then ended (clauses (i), (ii), (iii) and (iv) are collectively, the “Financial Statements”), each of which are attached as Section 3.4(a) of the Company Disclosure Schedules. Each of the Financial Statements (including the notes thereto) (A) was prepared in accordance with GAAP applied on a consistent basis throughout the periods indicated (except as may be indicated in the notes thereto), (B) fairly presents, in all material respects, the financial position, results of operations and cash flows of the Group Companies as at the date thereof and for the period indicated therein, except as otherwise specifically noted therein, and (C) in the case of the Financial Statements included in clauses (iii) and (iv) only, were prepared in accordance with the standards of the PCAOB, and comply in all material respects with the applicable accounting requirements and with the rules and regulations of the SEC, the Exchange Act and the Securities Act in effect as of the respective dates thereof (including Regulation S-X or Regulation S-K, as applicable).
(b)   The audited consolidated balance sheets of the Group Companies as of December 31, 2018 and December 31, 2019, and the related audited consolidated statements of operations and comprehensive loss, convertible preferred stock and stockholders’ deficit and cash flows of the Group Companies for each of the periods then ended (the “Closing Company Audited Financial Statements”), when delivered following the date of this Agreement in accordance with Section 5.17, (i) will be prepared in accordance with GAAP applied on a consistent basis throughout the periods indicated (except as may be indicated in the notes thereto), (ii) will fairly present, in all material respects, the financial position, results of operations and cash flows of the Group Companies as at the date thereof and for the period indicated therein, except as otherwise specifically noted therein, (iii) will be audited in accordance with the standards of the PCAOB and will contain an unqualified report of the Company’s auditors, and (iv) will comply in all material respects with the applicable accounting requirements and with the rules and regulations of the SEC, the Exchange Act and the Securities Act in effect as of the respective dates thereof (including Regulation S-X or Regulation S-K, as applicable).
(c)   Except (i) as set forth on the face of the Latest Balance Sheet, (ii) for Liabilities incurred in the ordinary course of business since the Latest Balance Sheet Date (none of which is a Liability for breach of contract, breach of warranty, tort, infringement or violation of Law), (iii) for Liabilities incurred in connection with the negotiation, preparation or execution of this Agreement or any Ancillary Documents, the performance of their respective covenants or agreements in this Agreement or any Ancillary Document or the consummation of the transactions contemplated hereby or thereby and (iv) for Liabilities that are not and would not reasonably be expected to be, individually or in the aggregate, material to the Group Companies, taken as a whole, no Group Company has any Liabilities of the type required to be set forth on a balance sheet in accordance with GAAP.
(d)   The Group Companies have established and maintain systems of internal accounting controls that are designed to provide, in all material respects, reasonable assurance that (i) all transactions are executed in accordance with management’s authorization and (ii) all transactions are recorded as necessary to permit preparation of proper and accurate financial statements in accordance with GAAP and to maintain accountability for the Group Companies’ assets. The Group Companies maintain and, for all periods covered by the Financial Statements, have maintained books and records of the Group Companies in the ordinary course of business that are accurate and complete and reflect the revenues, expenses, assets and liabilities of the Group Companies in all material respects.
(e)   Except as set forth in Section 3.4(e) of the Company Disclosure Schedule, since the incorporation of the Company, no Group Company has received any written complaint, allegation, assertion or claim that there is (i) “significant deficiency” in the internal controls over financial reporting of the Group Companies to the Company’s knowledge, (ii) a “material weakness” in the internal controls over financial reporting of the Group Companies to the Company’s knowledge or (iii) fraud, whether or not material, that involves management or other employees of the Group Companies who have a significant role in the internal controls over financial reporting of the Group Companies.
Section 3.5   Consents and Requisite Governmental Approvals; No Violations.
(a)   No consent, approval or authorization of, or designation, declaration or filing with, any Governmental Entity is required on the part of the Company with respect to the Company’s execution, delivery or performance of its obligations under this Agreement or the Ancillary Documents to which the Company is or will be party or the consummation of the transactions contemplated by this Agreement or by the Ancillary Documents, except for (i) compliance with and filings under the HSR Act, (ii) the filing with the SEC of (A) the Registration Statement / Proxy Statement and the declaration of the effectiveness thereof by the SEC and (B) such reports under Sections 13(a), 15(d) or 16 of the Exchange Act as may be required in connection with this Agreement, the Ancillary Documents or the transactions contemplated hereby or thereby, (iii) filing of the Certificate of Merger or (iv) any other consents, approvals, authorizations, designations, declarations, waivers or filings, the absence of which would not have a Company Material Adverse Effect.
(b)   Neither the execution, delivery or performance by the Company of this Agreement nor the Ancillary Documents to which the Company is or will be a party nor the consummation of the transactions contemplated hereby or thereby will, directly or indirectly (with or without due notice or lapse of time or both) (i) result in any breach of any provision of the Company’s Governing Documents, (ii) result in a violation or breach of, or constitute a default or give rise to any right of termination, Consent, cancellation, amendment, modification, suspension, revocation or acceleration under, any of the terms, conditions or provisions of (A) any Contract to which any Group Company is a party or (B) any Material Permits, (iii) violate, or constitute a breach under, any Order or applicable Law to which any Group Company or any of its properties or assets are bound or (iv) result in the creation of any Lien upon any of the assets or properties (other than any Permitted Liens) or Equity Securities of any Group Company, except, in the case of any of clauses (ii) through (iv) above, as would not have a Company Material Adverse Effect.
Section 3.6   Permits. Each of the Group Companies has all Permits (the “Material Permits”) that are required to own, lease or operate its properties and assets and to conduct its business as currently conducted, except where the failure to hold the same would not result in a Company Material Adverse Effect. Except as is not and would not reasonably be expected to be material to the Group Companies, taken as a whole, (i) each Material Permit is in full force and effect in accordance with its terms and (ii) no written notice of revocation, cancellation or termination of any Material Permit has been received by the Group Companies.
Section 3.7   Material Contracts.
(a)   Section 3.7(a) of the Company Disclosure Schedules sets forth a list of the following Contracts to which a Group Company is, as of the date of this Agreement, a party (each Contract required to be set forth on Section 3.7(a) of the Company Disclosure Schedules, together with each of the Contracts entered into after the date of this Agreement that would be required to be set forth on Section 3.7(a) of the Company Disclosure Schedules if entered into prior to the execution and delivery of this Agreement, collectively, the “Material Contracts”):
(i) any Contract relating to Indebtedness of any Group Company or to the placing of a Lien (other than any Permitted Lien) on any material assets or properties of any Group Company;
(ii) any Contract under which any Group Company is lessee of or holds or operates, in each case, any tangible property (other than real property), owned by any other Person, except for any lease or agreement under which the aggregate annual rental payments do not exceed $2,000,000;

(iii) any Contract under which any Group Company is lessor of or permits any third party to hold or operate, in each case, any tangible property (other than real property), owned or controlled by such Group Company, except for any lease or agreement under which the aggregate annual rental payments do not exceed $2,000,000;
(iv) any (A) joint venture, profit-sharing, partnership, collaboration, co-promotion, commercialization or research or development Contract, in each case, which requires, or would reasonably be expected to require (based on any occurrence, development, activity or event contemplated by such Contract), aggregate payments to or from any Group Company in excess of $5,000,000 over the life of the Contract and (B) any Contract with respect to material Company Licensed Intellectual Property (other than any Contract of the type described in clauses (A) through (C) of Section 3.13(c));
(v) any Contract that (A) limits or purports to limit, in any material respect, the freedom of any Group Company to engage or compete in any line of business or with any Person or in any area or that would so limit or purport to limit, in any material respect, the operations of Longview or any of its Affiliates after the Closing, (B) contains any exclusivity, “most favored nation” or similar provisions, obligations or restrictions or (C) contains any other provisions restricting or purporting to restrict the ability of any Group Company to sell, manufacture, develop, commercialize, test or research products, directly or indirectly through third parties, or to solicit any potential employee or customer in any material respect or that would so limit or purports to limit, in any material respect, Longview or any of its Affiliates after the Closing;
(vi) any Contract requiring any future capital commitment or capital expenditure (or series of capital expenditures) by any Group Company in an amount in excess of (A) $2,000,000 annually or (B) $5,000,000 over the life of the agreement;
(vii) any Contract requiring any Group Company to guarantee the Liabilities of any Person (other than the Company or a Subsidiary) or pursuant to which any Person (other than the Company or a Subsidiary) has guaranteed the Liabilities of a Group Company, in each case in excess of $2,000,000;
(viii) any Contract under which any Group Company has, directly or indirectly, made or agreed to make any loan, advance, or assignment of payment to any Person or made any capital contribution to, or other investment in, any Person;
(ix) any Contract required to be disclosed on Section 3.19 of the Company Disclosure Schedules;
(x) any Contract with any Person (A) pursuant to which any Group Company (or Longview or any of its Affiliates after the Closing) may be required to pay milestones, royalties or other contingent payments based on any research, testing, development, regulatory filings or approval, sale, distribution, commercial manufacture or other similar occurrences, developments, activities or events or (B) under which any Group Company grants to any Person any right of first refusal, right of first negotiation, option to purchase, option to license or any other similar rights with respect to any Company Product or any Intellectual Property;
(xi) any Contract for the disposition of any portion of the assets or business of any Group Company or for the acquisition by any Group Company of the assets or business of any other Person (other than acquisitions or dispositions made in the ordinary course of business), or under which any Group Company has any continuing obligation with respect to an “earn-out”, contingent purchase price or other contingent or deferred payment obligation;
(xii) any settlement, conciliation or similar Contract (A) the performance of which would be reasonably likely to involve any payments after the date of this Agreement, (B) with a Governmental Entity or (C) that imposes or is reasonably likely to impose, at any time in the future, any material, non-monetary obligations on any Group Company (or Longview or any of its Affiliates after the Closing); and
(xiii) any other Contract the performance of which requires either (A) annual payments to or from any Group Company in excess of $2,000,000 or (B) aggregate payments to or from any Group Company in excess of $5,000,000 over the life of the agreement and, in each case, that is not terminable by the applicable Group Company without penalty upon less than thirty (30) days’ prior written notice.
(b)   (i) Each Material Contract is valid and binding on the applicable Group Company and, to the knowledge of the Company, the counterparty thereto, and is in full force and effect and (ii) the applicable Group Company and, to the knowledge of the Company, the counterparties thereto are not in material breach of, or default under, any Material Contract.
Section 3.8   Absence of Changes. During the period beginning on the Latest Balance Sheet Date and ending on the date of this Agreement, (a) no Company Material Adverse Effect has occurred and (b) except as expressly contemplated by this Agreement, any Ancillary Document or in connection with the transactions contemplated hereby and thereby, (i) the Company has conducted its business in the ordinary course in all material respects and (ii) no Group Company has taken any action that would require the consent of Longview if taken during the period from the date of this Agreement until the Closing pursuant to Section 5.1(b)(i), Section 5.1(b)(vii), Section 5.1(b)(x) Section 5.1(b)(xiii) or Section 5.1(b)(xiv).
Section 3.9   Litigation. As of the date of this Agreement, there is (and since December 31, 2018 there has been) no Proceeding pending or, to the Company’s knowledge, threatened against any Group Company that, if adversely decided or resolved, has been or would reasonably be expected to be, individually or in the aggregate, material to the Group Companies, taken as a whole. Neither the Group Companies nor any of their respective properties or assets is subject to any material Order. As of the date of this Agreement, there are no material Proceedings by a Group Company pending against any other Person.
Section 3.10   Compliance with Applicable Law. Each Group Company (a) conducts (and since December 31, 2018 has conducted) its business in accordance with all Laws and Orders applicable to such Group Company and is not in violation of any such Law or Order and (b) has not received any written communications from a Governmental Entity that alleges that such Group Company is not in compliance with any such Law or Order, except in each case of clauses (a) and (b), as is not and would not reasonably be expected to be, individually or in the aggregate, material to the Group Companies, taken as a whole.
Section 3.11   Employee Plans.
(a)   Section 3.11(a) of the Company Disclosure Schedules sets forth a true and complete list of all material Employee Benefit Plans (including, for each such Employee Benefit Plan, its jurisdiction). With respect to each material Employee Benefit Plan, the Group Companies have provided Longview with true and complete copies of the material documents pursuant to which the plan is maintained, funded and administered.
(b)   Each Employee Benefit Plan has been established, funded, operated and administered in all material respects in accordance with its terms and in material compliance with all applicable Laws, including ERISA and the Code. No Employee Benefit Plan is subject to Title IV of ERISA. No Group Company has or may have any Liability with respect to or under: (i) a Multiemployer Plan; (ii) a “defined benefit plan” (as defined in Section 3(35) of ERISA, whether or not subject to ERISA) or a plan that is or was subject to Title IV of ERISA or Sections 412 or 430 of the Code; (iii) a “multiple employer plan” within the meaning of Section of 413(c) of the Code or Section 210 of ERISA; or (iv) a “multiple employer welfare arrangement” as defined in Section 3(40) of ERISA. No Group Company has any material Liabilities to provide any retiree or post-termination health or life insurance or other welfare-type benefits to any Person other than health continuation coverage pursuant to COBRA or similar Law and for which the recipient pays the full cost of coverage. No Group Company has any material Liabilities by reason of at any time being considered a single employer under Section 414 of the Code with any other Person.
(c)   Each Employee Benefit Plan that is intended to be qualified under Section 401(a) of the Code is so qualified and has timely received a favorable determination or opinion or advisory letter from the Internal Revenue Service. None of the Group Companies has incurred (whether or not assessed) any material penalty or Tax under Section 4980H, 4980B, 4980D, 6721 or 6722 of the Code.
(d)   As of the date of this Agreement, there are no pending or, to the Company’s knowledge, threatened in writing, claims or Proceedings with respect to any Employee Benefit Plan (other than routine claims for benefits). No Employee Benefit Plan is, or has been, the subject of an inquiry, examination, or audit by a

Governmental Entity or has engaged in self-correction or a similar program in the last three (3) years. There have been no non-exempt “prohibited transactions” within the meaning of Section 4975 of the Code or Sections 406 or 407 of ERISA and no breaches of fiduciary duty (as determined under ERISA) with respect to any Employee Benefit Plan, except as is not and would not reasonably be expected to be, individually or in the aggregate, material to the Group Companies, taken as a whole. With respect to each Employee Benefit Plan, all contributions, distributions, reimbursements and premium payments that are due have been timely made, except as is not and would not reasonably be expected to be, individually or in the aggregate, material to the Group Companies, taken as a whole.
(e)   The execution and delivery of this Agreement and the consummation of the transactions contemplated by this Agreement will not materially (alone or in combination with any other event) (i) result in any payment or benefit becoming due to or result in the forgiveness of any indebtedness of any current or former director, manager, officer, employee, individual independent contractor or other service providers of any of the Group Companies, (ii) increase the amount or value of any compensation or benefits payable to any current or former director, manager, officer, employee, individual independent contractor or other service providers of any of the Group Companies or (iii) result in the acceleration of the time of payment or vesting, or trigger any payment or funding of any compensation or benefits to any current or former director, manager, officer, employee, individual independent contractor or other service providers of any of the Group Companies.
(f)   No amount that could be received (whether in cash or property or the vesting of property) by any Person who could be a “disqualified individual” (as defined in Section 280G of the Code) of any of the Group Companies under any Employee Benefit Plan or otherwise as a result of the consummation of the transactions contemplated by this Agreement could, separately or in the aggregate, be nondeductible under Section 280G of the Code or subjected to an excise tax under Section 4999 of the Code.
(g)   The Group Companies have no material obligation to make a “gross-up” or similar payment in respect of any taxes that may become payable under Section 4999 or 409A of the Code.
(h)   Each Foreign Benefit Plan that is required to be registered or intended to be tax exempt has been registered (and, where applicable, accepted for registration) and is tax exempt and has been maintained in good standing, to the extent applicable, with each Governmental Entity. No Foreign Benefit Plan is a “defined benefit plan” (as defined in ERISA, whether or not subject to ERISA) or has any material unfunded or underfunded Liabilities. All material contributions required to have been made by or on behalf of the Group Companies with respect to plans or arrangements maintained or sponsored by a Governmental Entity (including severance, termination indemnities or other similar benefits maintained for employees outside of the U.S.) have been timely made or fully accrued.
Section 3.12   Environmental Matters. Except as would not have a Company Material Adverse Effect:
(a)   None of the Group Companies have received any written notice or communication from any Governmental Entity or any other Person regarding any actual, alleged, or potential violation in any respect of, or a failure to comply in any respect with, any Environmental Laws.
(b)   There is (and since the incorporation of the Company there has been) no Proceeding pending or, to the Company’s knowledge, threatened in writing against any Group Company pursuant to Environmental Laws.
(c)   There has been no manufacture, release, treatment, storage, disposal, arrangement for disposal, transport or handling of, contamination by, or exposure of any Person to, any Hazardous Substances.
The Group Companies have made available to Longview copies of all material environmental, health and safety reports and documents that are in any Group Company’s possession or control relating to the current or former operations, properties or facilities of the Group Companies.
Section 3.13   Intellectual Property.
(a)   Section 3.13(a) of the Company Disclosure Schedules sets forth a true and complete list of (i) all currently issued or pending Company Registered Intellectual Property, (ii) material proprietary Software other than Off-the-Shelf Software, (iii) Company Licensed Intellectual Property other than Off-the-Shelf

Software and (iv) material unregistered Marks and Copyrights owned by any Group Company, in each case, as of the date of this Agreement. Section 3.13(a) of the Company Disclosure Schedules lists, for each item of Company Registered Intellectual Property as of the date of this Agreement (A) the record owner of such item, (B) the jurisdictions in which such item has been issued or registered or filed, (C) the issuance, registration or application date, as applicable, for such item and (D) the issuance, registration or application number, as applicable, for such item.
(b)   As of the date of this Agreement, all necessary fees and filings with respect to any material Company Registered Intellectual Property have been timely submitted to the relevant intellectual property office or Governmental Entity and Internet domain name registrars to maintain such material Company Registered Intellectual Property in full force and effect. As of the date of this Agreement, no issuance or registration obtained and no application filed by the Group Companies for any Intellectual Property has been cancelled, abandoned, allowed to lapse or not renewed, except where such Group Company has, in its reasonable business judgment, decided to cancel, abandon, allow to lapse or not renew such issuance, registration or application. As of the date of this Agreement there are no material Proceedings pending, including litigations, interference, re-examination, inter parties review, reissue, opposition, nullity, or cancellation proceedings pending that relate to any of the Company Registered Intellectual Property and, to the Company’s knowledge, no such material Proceedings are threatened by any Governmental Entity or any other Person.
(c)   A Group Company exclusively owns all right, title and interest in and to all material Company Owned Intellectual Property free and clear of all Liens or obligations to others (other than Permitted Liens). For all Patents owned by the Group Companies, each inventor on the Patent has assigned their rights to a Group Company. No Group Company has (i) transferred ownership of, or granted any exclusive license with respect to, any material Company Owned Intellectual Property to any other Person or (ii) granted any customer the right to use any material Company Product or service on anything other than a non-exclusive basis. Section 3.13(c) of the Company Disclosure Schedules sets forth a list of all current Contracts for Company Licensed Intellectual Property as of the date of this Agreement to which any Person has been granted any license or covenant not to sue under, or otherwise has received or acquired any right (whether or not exercisable) or interest in, any Company Owned Intellectual Property, other than (A) licenses to Off-the-Shelf Software, (B) licenses to Public Software and (C) non-disclosure agreements and licenses granted by employees, individual consultants or individual contractors of any Group Company pursuant to Contracts with employees, individual consultants or individual contractors, in each case, that do not materially differ from the Group Companies’ form therefor that has been made available to Longview. (x) The applicable Group Company has valid rights under all Contracts for Company Licensed Intellectual Property to use, sell, license and otherwise exploit, as the case may be, all Company Licensed Intellectual Property licensed pursuant to such Contracts as the same is currently used, sold, licensed and otherwise exploited by such Group Company, and (y), except as is not and would not reasonably be expected to be, individually or in the aggregate, material to the Group Companies, taken as a whole.
(d)   The Company Owned Intellectual Property and the Company Licensed Intellectual Property, to the knowledge of the Company, constitutes all of the Intellectual Property used or held for use by the Group Companies in the operation of their respective businesses, and, to the Company’s knowledge, all Intellectual Property necessary and sufficient to enable the Group Companies to conduct their respective businesses as currently conducted in all material respects. The Company Registered Intellectual Property and the Company Licensed Intellectual Property, to the knowledge of the Company, is valid, subsisting and enforceable and, to the Company’s knowledge all of the Group Companies’ rights in and to the Company Registered Intellectual Property, the Company Owned Intellectual Property and the Company Licensed Intellectual Property, are valid and enforceable.
(e)   Each Group Company’s employees, consultants, advisors, and independent contractors who independently or jointly contributed to or otherwise participated in the authorship, invention, creation, improvement, modification or development of any material Company Owned Intellectual Property since December 31, 2018 (each such person, a “Creator”) have agreed to maintain and protect the trade secrets and confidential information of all Group Companies. Each Group Company’s employees, consultants, advisors, and independent contractors who independently or jointly contributed to or otherwise participated in the authorship, invention, creation, improvement, modification or development of any material Company

Owned Intellectual Property have assigned or have agreed to a present assignment to such Group Company all Intellectual Property Rights authored, invented, created, improved, modified or developed by such person in the course of such Creator’s employment or other engagement with such Group Company.
(f)   Each Group Company has taken all reasonable steps to safeguard and maintain the secrecy of any trade secrets, know-how and other confidential information owned by Each Group Company. Without limiting the foregoing, each Group Company has not disclosed any trade secrets, know-how or confidential information to any other Person unless such disclosure was under an appropriate written non-disclosure agreement containing appropriate limitations on use, reproduction and disclosure. To the Company’s knowledge, there has been no violation or unauthorized access to or disclosure of any trade secrets, know-how or confidential information of or in the possession each Group Company, or of any written obligations with respect to such.
(g)   None of the Company Owned Intellectual Property and, to the Company’s knowledge, none of the Company Licensed Intellectual Property is subject to any outstanding Order that restricts in any manner the use, sale, transfer, licensing or exploitation thereof by the Group Companies or affects the validity, use or enforceability of any such Company Owned Intellectual Property, except as is not and would not reasonably be expected to be, individually or in the aggregate, material to the Group Companies, taken as a whole.
(h)   To the Company’s knowledge, neither the conduct of the business of the Group Companies nor any of the Company Products offered, marketed, licensed, provided, sold, distributed or otherwise exploited by the Group Companies nor the design, development, manufacturing, reproduction, use, marketing, offer for sale, sale, importation, exportation, distribution, maintenance or other exploitation of any Company Product infringes, constitutes or results from an unauthorized use or misappropriation of or otherwise violates any Intellectual Property Rights of any other Person, except as is not and would not reasonably be expected to be, individually or in the aggregate, material to the Group Companies, taken as a whole.
(i)   Since December 31, 2018, there is no material Proceeding pending nor has any Group Company received any written communications (i) alleging that a Group Company has infringed, misappropriated or otherwise violated any Intellectual Property Rights of any other Person, (ii) challenging the validity, enforceability, use or exclusive ownership of any Company Owned Intellectual Property or (iii) inviting any Group Company to take a license under any Patent or consider the applicability of any Patents to any products or services of the Group Companies or to the conduct of the business of the Group Companies.
(j)   To the Company’s knowledge, no Person is infringing, misappropriating, misusing, diluting or violating any Company Owned Intellectual Property in any material respect. Since December 31, 2018, no Group Company has made any claim against any Person alleging any infringement, misappropriation or other violation of any Company Owned Intellectual Property in any material respect.
(k)   To the Company’s knowledge, each Group Company has obtained, possesses and is in compliance with valid licenses to use all of the Software present on the computers and other Software-enabled electronic devices that it owns or leases or that is otherwise used by such Group Company and/or its employees in connection with the Group Company business, except as is not and would not reasonably be expected to be, individually or in the aggregate, material to the Group Companies, taken as whole. No Group Company has disclosed or delivered to any escrow agent or any other Person, other than employees or contractors who are subject to confidentiality obligations, any of the source code that is Company Owned Intellectual Property, and no other Person has the right, contingent or otherwise, to obtain access to or use any such source code. To the Company’s knowledge, no event has occurred, and no circumstance or condition exists, that (with or without notice or lapse of time or both) will, or would reasonably be expected to, result in the delivery, license or disclosure of any source code that is owned by a Group Company or otherwise constitutes Company Owned Intellectual Property to any Person who is not, as of the date the event occurs or circumstance or condition comes into existence, a current employee or contractor of a Group Company subject to confidentiality obligations with respect thereto.
(l)   Except as set forth in Section 3.13(l) of the Company Disclosure Schedules, no Group Company has accessed, used, modified, linked to, created derivative works from or incorporated into any proprietary Software that constitutes a product or service offered by a Group Company or is otherwise considered Company Owned Intellectual Property and that is distributed outside of the Group Companies, or is otherwise used in a manner that may trigger or subject such Group Company to any obligations set forth in the license for such Public Software, any Public Software, in whole or in part, in each case in a manner that (i) requires any Company Owned Intellectual Property to be licensed, sold, disclosed, distributed, hosted or otherwise made available, including in source code form and/or for the purpose of making derivative works, for any reason, (ii) grants, or requires any Group Company to grant, the right to decompile, disassemble, reverse engineer or otherwise derive the source code or underlying structure of any Company Owned Intellectual Property, (iii) limits in any manner the ability to charge license fees or otherwise seek compensation in connection with marketing, licensing or distribution of any Company Owned Intellectual Property or (iv) otherwise imposes any limitation, restriction or condition on the right or ability of any Group Company to use, hold for use, license, host, distribute or otherwise dispose of any Company Owned Intellectual Property, other than compliance with notice and attribution requirements, in each case, except as is not and would not reasonably be expected to be, individually or in the aggregate, material to the Group Companies, taken as a whole.
Section 3.14   Labor Matters.
(a)   Since the incorporation of the Company, (i) none of the Group Companies (A) has or has had any material Liability for any arrears of wages or other compensation for services (including salaries, wage premiums, commissions, fees or bonuses), or any penalty or other sums for failure to comply with any of the foregoing, and (B) has or has had any material Liability for any payment to any trust or other fund governed by or maintained by or on behalf of any Governmental Entity with respect to unemployment compensation benefits, social security, social insurances or other benefits or obligations for any employees of any Group Company (other than routine payments to be made in the normal course of business and consistent with past practice); and (ii) the Group Companies have withheld all amounts required by applicable Law or by agreement to be withheld from wages, salaries and other payments to employees or independent contractors or other service providers of each Group Company, except as has not and would not reasonably be expected to result in, individually or in the aggregate, material Liability to the Group Companies.
(b)   Since the incorporation of the Company, there has been no “mass layoff” or “plant closing” as defined by WARN related to any Group Company, and the Group Companies have not incurred any material Liability under WARN nor will they incur any Liability under WARN as a result of the transactions contemplated by this Agreement.
(c)   No Group Company is a party to or bound by any collective bargaining agreements or other agreements with any labor organization, labor union, works council or other employee representative or any other Contract with a labor union, labor organization, works council, employee delegate, representative or other employee collective group nor to the knowledge of the Company is there any duty on the part of any Group Company to bargain with any labor union, labor organization, works council, employee delegate, representative or other employee collective group. Since December 31, 2018, there has been no actual or, to the Company’s knowledge, threatened unfair labor practice charges, material grievances, arbitrations, strikes, lockouts, work stoppages, slowdowns, picketing, hand billing or other material labor disputes against or affecting any Group Company. To the Company’s knowledge, since December 31, 2018, there have been no labor organizing activities with respect to any employees of any Group Company.
(d)   No employee layoff, facility closure or shutdown (whether voluntary or by Order), reduction-in-force, furlough, temporary layoff, material work schedule change or reduction in hours, or reduction in salary or wages, or other workforce changes affecting employees of the Group Companies has occurred within the past twelve (12) months or is currently contemplated, planned or announced, including as a result of COVID-19 or any Law, Order, directive, guidelines or recommendations by any Governmental Entity in connection with or in response to COVID-19. The Group Companies have not otherwise experienced any material employment-related liability with respect to or arising out of COVID-19 or any Law, Order, directive, guidelines or recommendations by any Governmental Entity in connection with or in response to COVID-19.
Section 3.15   Insurance. Section 3.15 of the Company Disclosure Schedules sets forth a list of all material policies of fire, liability, workers’ compensation, property, casualty and other forms of insurance owned or held by any Group Company as of the date of this Agreement. All such policies are in full force and effect, all premiums due and payable thereon as of the date of this Agreement have been paid in full as of the date of this Agreement, and true and complete copies of all such policies have been made available to Longview. As of the date of this Agreement, no claim by any Group Company is pending under any such policies as to which coverage has been denied or disputed, or rights reserved to do so, by the underwriters thereof, except as is not and would not reasonably be expected to be, individually or in the aggregate, material to the Group Companies, taken as a whole.
Section 3.16   Tax Matters.
(a)   Each Group Company has prepared and filed all material Tax Returns required to have been filed by it, all such Tax Returns are true and complete in all material respects and prepared in compliance in all material respects with all applicable Laws and Orders, and each Group Company has paid all material Taxes required to have been paid by it regardless of whether shown on a Tax Return.
(b)   Each Group Company has timely withheld and paid to the appropriate Tax Authority all material amounts required to have been withheld and paid in connection with amounts paid or owing to any employee, individual independent contractor, other service providers, equity interest holder or other third-party.
(c)   No Group Company is currently the subject of a Proceeding with respect to material Taxes. No Group Company has been informed in writing of the commencement or anticipated commencement of any Proceeding that has not been resolved or completed in each case with respect to material Taxes.
(d)   No Group Company has consented to extend or waive the time in which any material Tax may be assessed or collected by any Tax Authority, other than any such extensions or waivers that are no longer in effect or that were extensions of time to file Tax Returns obtained in the ordinary course of business, in each case with respect to material Taxes.
(e)   No “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or non-U.S. income Tax Law), private letter rulings, technical advice memoranda or similar agreements or rulings have been entered into or issued by any Tax Authority with respect to a Group Company which agreement or ruling would be effective after the Closing Date.
(f)   No Group Company is or has been a party to any “listed transaction” as defined in Section 6707A of the Code and Treasury Regulations Section 1.6011-4 (or any corresponding or similar provision of state, local or non-U.S. income Tax Law).
(g)   There are no Liens for material Taxes on any assets of the Group Companies other than Permitted Liens.
(h)   During the two (2)-year period ending on the date of this Agreement, no Group Company was a distributing corporation or a controlled corporation in a transaction purported or intended to be governed by Section 355 of the Code.
(i)   No Group Company (i) has been a member of an affiliated group filing a consolidated federal income Tax Return (other than a group the common parent of which was a Group Company or any of its current Affiliates) or (ii) has any material Liability for the Taxes of any Person (other than a Group Company or any of its current Affiliates) under Section 1.1502-6 of the Treasury Regulations (or any similar provision of state, local or non-United States Law), as a transferee or successor or by Contract (other than any Contract the principal purpose of which does not relate to Taxes).
(j)   No written claims have ever been made by any Tax Authority in a jurisdiction where a Group Company does not file Tax Returns that such Group Company is or may be subject to taxation or to a Tax Return filing requirement by that jurisdiction, which claims have not been resolved or withdrawn.
(k)   No Group Company is a party to any Tax allocation, Tax sharing or Tax indemnity or similar agreements (other than one that is included in a Contract entered into in the ordinary course of business that is not primarily related to Taxes) and no Group Company is a party to any joint venture, partnership or other arrangement that is treated as a partnership for U.S. federal income Tax purposes.
(l)   Each Group Company is tax resident only in its jurisdiction of formation.

(m)   No Group Company has a permanent establishment (within the meaning of an applicable Tax treaty) or otherwise has an office or fixed place of business in a country other than the country in which it is organized.
(n)   No Group Company has taken or agreed to take any action not contemplated by this Agreement and/or any Ancillary Document that could reasonably be expected to prevent the Merger from qualifying for the Intended Tax Treatment. To the knowledge of the Company, no facts or circumstances exist, other than any facts or circumstances to the extent that such facts or circumstances exist or arise as a result of or related to any act or omission occurring after the signing date of any Longview Party or any of their respective Affiliates not contemplated by this Agreement and/or any of the Ancillary Documents, that could reasonably be expected to prevent the Merger (or, if applicable, the Alternative Transaction Structure) from qualifying for the Intended Tax Treatment.
Section 3.17   Brokers. Except for fees (including the amounts due and payable assuming the Closing occurs) set forth on Section 3.17 of the Company Disclosure Schedules (which fees shall be the sole responsibility of the Company, except as otherwise provided in Section 8.6), no broker, finder, investment banker or other Person is entitled to any brokerage fee, finders’ fee or other commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of the Company or any of its Affiliates for which any of the Group Companies has any obligation.
Section 3.18   Real and Personal Property.
(a)   Owned Real Property. No Group Company owns any real property.
(b)   Leased Real Property. Section 3.18(b) of the Company Disclosure Schedules sets forth a true and complete list (including street addresses) of all real property leased by any of the Group Companies (the “Leased Real Property”) and all Real Property Leases pursuant to which any Group Company is a tenant or landlord as of the date of this Agreement. True and complete copies of all such Real Property Leases have been made available to Longview. Each Real Property Lease is in full force and effect and is a valid, legal and binding obligation of the applicable Group Company party thereto, enforceable in accordance with its terms against such Group Company and, to the Company’s knowledge, each other party thereto (subject to applicable bankruptcy, insolvency, reorganization, moratorium or other Laws affecting generally the enforcement of creditors’ rights and subject to general principles of equity). There is no material breach or default by any Group Company or, to the Company’s knowledge, any third party under any Real Property Lease, and, to the Company’s knowledge, no event has occurred which (with or without notice or lapse of time or both) would constitute a material breach or default or would permit termination of, or a material modification or acceleration thereof by any party to such Real Property Leases.
(c)   Personal Property. Each Group Company has good, marketable and indefeasible title to, or a valid leasehold interest in or license or right to use, all of the material assets and properties of the Group Companies reflected in the Financial Statements or thereafter acquired by the Group Companies, except for assets disposed of in the ordinary course of business.
Section 3.19   Transactions with Affiliates. Section 3.19 of the Company Disclosure Schedules sets forth all Contracts between (a) any Group Company, on the one hand, and (b) any officer, director, employee, partner, member, manager, direct or indirect equityholder or Affiliate of any Group Company (other than, for the avoidance of doubt, any other Group Company) or any family member of the foregoing Persons, on the other hand (each Person identified in this clause (b), a “Company Related Party”), other than (i) Contracts with respect to a Company Related Party’s employment with (including benefit plans and other ordinary course compensation from) any of the Group Companies entered into in the ordinary course of business, (ii) Contracts with respect to a Company Stockholder’s or a holder of Company Options’ status as a holder of Equity Securities of the Company and (iii) Contracts entered into after the date of this Agreement that are either permitted pursuant to Section 5.1(b) or entered into in accordance with Section 5.1(b). No Company Related Party (A) owns any interest in any material asset used in any Group Company’s business, or (B) owes any material amount to, or is owed any material amount by, any Group Company (other than ordinary course accrued compensation, employee benefits, employee or director expense reimbursement or other transactions entered into after the date of this Agreement that are either permitted pursuant to Section 5.1(b) or entered into in accordance with Section 5.1(b)). All Contracts, arrangements, understandings, interests and other matters that are required to be disclosed pursuant to this Section 3.19 are referred to herein as “Company Related Party Transactions”.
Section 3.20   Data Privacy and Security.
(a)   Each Group Company has implemented written policies relating to the Processing of Personal Data as and to the extent required by applicable Privacy Laws (“Privacy and Data Security Policies”).
(b)   The Company has not received notice of any pending Proceedings, nor has there been any material Proceedings against any Group Company initiated by (i) any Person; (ii) the United States Federal Trade Commission, any state attorney general or similar state official; or (iii) any other Governmental Entity, in each case, alleging that any Processing of Personal Data by or on behalf of a Group Company (A) is in violation of any applicable Privacy Laws or (B) is in violation of any Privacy and Data Security Policies.
(c)   Since the incorporation of the Company, (i) there has been no unauthorized access, use or disclosure of Personal Data in the possession or control of any Group Company and (ii) there have been no unauthorized intrusions or breaches of security into any Group Company systems, except, in the case of clauses (i) and (ii), as would not have a Company Material Adverse Effect.
(d)   Each Group Company owns or has a license to use the Company IT Systems as necessary to operate the business of each Group Company as currently conducted.
Section 3.21   Compliance with International Trade & Anti-Corruption Laws.
(a)   Neither the Group Companies nor, to the Company’s knowledge, any of their Representatives, or any other Persons acting for or on behalf of any of the foregoing, is or has been, since the incorporation of the Company, (i) a Person named on any Sanctions and Export Control Laws-related list of designated Persons maintained by a Governmental Entity; (ii) located, organized or resident in a country or territory which is itself the subject of or target of any Sanctions and Export Control Laws; (iii) an entity owned, directly or indirectly, by one or more Persons described in clause (i) or (ii); or (iv) otherwise engaging in dealings with or for the benefit of any Person described in clauses (i)  – (iii) or any country or territory which is or has, since the incorporation of the Company, been the subject of or target of any Sanctions and Export Control Laws (at the time of this Agreement, the Crimea region of Ukraine, Cuba, Iran, North Korea, Venezuela, Sudan and Syria).
(b)   Neither the Group Companies nor, to the Company’s knowledge, any of their Representatives, or any other Persons acting for or on behalf of any of the foregoing has (i) made, offered, promised, paid or received any unlawful bribes, kickbacks or other similar payments to or from any Person, (ii) made or paid any contributions, directly or indirectly, to a domestic or foreign political party or candidate or (iii) otherwise made, offered, received, authorized, promised or paid any improper payment under any Anti-Corruption Laws.
Section 3.22   Information Supplied. None of the information supplied or to be supplied by or on behalf of the Group Companies expressly for inclusion or incorporation by reference prior to the Closing in the Registration Statement / Proxy Statement will, when the Registration Statement / Proxy Statement is declared effective or when the Registration Statement / Proxy Statement is mailed to the Pre-Closing Longview Holders or at the time of the Longview Stockholders Meeting, and in the case of any amendment thereto, at the time of such amendment, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading.
Section 3.23   Regulatory Compliance.
(a)   The Group Companies are in material compliance with, and have not violated any Health Care Laws which regulate their operations, activities, or services and/or any Orders pursuant to any Health Care Laws applicable to the Group Companies.
(b)   All products developed, tested, investigated, produced, manufactured, labeled, stored, promoted, marketed, imported, exported, distributed, or sold by or on behalf of the Group Companies have been, and are being, developed, tested, investigated, produced, manufactured, labeled, distributed, stored, promoted, marketed, imported, exported, distributed and sold in compliance with FDA Laws, including those relating to non-clinical research, clinical research, establishment registration, device listing, premarket notification, Quality System Regulation, labeling, advertising, record-keeping, device importation and exportation, adverse event and malfunction reporting and reporting of corrections and removals. All manufacturing operations relating to the Group Companies’ products have been, and are being, conducted in compliance with the Quality Systems Regulation under 21 C.F.R. Part 820 or where applicable, comparable quality management system requirements, including, but not limited to, ISO 13485 (collectively, the “Quality System Regulation”).
(c)   Except as set forth on Section 3.23(c) of the Company Disclosure Schedules, all products marketed by the Group Companies are, and have been, appropriately supported by applicable Permits, including 510(k) clearances or premarket approvals and appropriate device listings, and all products have been labeled, promoted, and advertised in accordance with such Permits. Any required supplements or amendments to such Permits have been submitted to the FDA, and the Group Companies have maintained or filed with FDA all material reports, documents, forms, notices, applications, records or claims that are necessary to comply with FDA Laws. No Governmental Entity is considering limiting, suspending or revoking any product’s Permits or changing the marketing classification or labeling of any of the Group Companies’ products.
(d)   There are no Proceedings pending or threatened in writing by or on behalf of the FDA or any other Governmental Entity that has jurisdiction over the operations of any Group Company. The Group Companies have not received any notice or communication from any Governmental Entity, alleging or asserting noncompliance with any FDA Law, including any warning or untitled letter, notice of violation, notice of inspectional observations, notice of import or export prohibition, detention or refusal, Form FDA-483, or similar letter or notice. The Group Companies are not subject to any administrative, regulatory or enforcement action by any Governmental Entity concerning noncompliance with any FDA Law or any obligation arising under an FDA inspection, warning letter, notice of violation letter or other notice, response or commitment made to or with the FDA or any comparable Governmental Entity.
(e)   Except as set forth on Section 3.23(e) of the Company Disclosure Schedules, no product distributed or sold by or on behalf of the Group Companies has been seized, detained, withdrawn, voluntarily or involuntarily recalled or subject to a suspension of manufacturing, and there are no facts or circumstances reasonably likely to cause (i) a withdrawal, recall, field notification, field correction, safety alert, termination, seizure, denial, detention, or suspension of the manufacturing, marketing or distribution, of any such product, (ii) a change in the labeling of any such product or (iii) a termination, seizure, or suspension of the marketing or distribution (including for commercial, investigational or any other use) of any such product.
(f)   Any studies, tests and preclinical and clinical trials conducted by or on behalf of the Group Companies were and, if ongoing, are being conducted in accordance with experimental protocols, procedures and controls pursuant to applicable Laws, including FDA Laws. The Group Companies have not received any written notices or correspondence from the FDA, other Governmental Entity, or any institutional review board or other ethics committee exercising comparable authority threatening to initiate or require the termination, suspension or material modification of any studies, tests or preclinical or clinical trials conducted by or on behalf of the Group Companies.
(g)   To the knowledge of the Company, all filings, notifications, reports, and submissions to the FDA and any similar Governmental Entity made by or on behalf of the Group Companies were true, accurate and complete as of the date made, and, to the extent required to be updated, have been updated to be true, accurate and complete as of the date of such update. To the knowledge of the Company, no basis for liability exists with respect to any such filing, notification, submission, or report.
(h)   Neither the Group Companies, any of its officers, employees, nor to the knowledge of the Company, any of its agents or distributors have (i) made any materially false statement on, or material omission from, any notifications, applications, approvals, reports and other submission to any Governmental Entity or in any material legal proceeding; or (ii) committed an act, made a statement, or failed to make a statement that would reasonably be expected to provide a basis for the FDA to invoke its policy respecting “Fraud, Untrue Statements of Material Facts, Bribery, and Illegal Gratuities,” as set forth in 56 Fed. Reg. 46191 (September 10, 1991) or for any other Governmental Entity to invoke any similar policy.

(i)   Neither the Group Companies, nor any of its owners, directors, officers, employees, contractors or agents has been (i) debarred by the FDA under 21 U.S.C. § 335a, (ii) convicted of any crime for which debarment is mandated or permitted by 21 U.S.C. § 335a, (iii) excluded from U.S. health care programs pursuant to 42 U.S.C. §1320(a)-7 and related regulations, or (iv) excluded or debarred under any applicable Laws by any Governmental Entity.
Section 3.24   Product Warranties; Product Liability.
(a)   Each product provided by the Group Companies to a purchaser was provided in material conformity with all applicable contractual commitments and all express warranties by which the Group Companies are bound. There are no claims or other Proceedings threatened or that have been submitted or asserted, relating to breach of any guarantee, warranty or indemnity relating to any products designed, sold, manufactured, distributed or delivered by, or services provided by, the Group Companies and, to the Company’s knowledge, there is no reasonable basis for any present or future claim or other Proceeding that would reasonably be expected to give rise to any such liability. To the Company’s knowledge there is no material design defect, nor any failure to warn, with respect to any products now or previously designed, tested, sold, manufactured, distributed or delivered by, or services now or previously provided by, the Group Companies.
(b)   There are no claims or other Proceedings pending, threatened, or other Proceeding the have been submitted or asserted, alleging that the Group Companies have any Liability (whether in negligence, breach of warranty, strict liability, failure to warn, or otherwise) arising out of or relating to any claimed injury or damage to individuals or property as a result of the claimed ownership, possession or use of any products allegedly designed, tested, sold, manufactured, distributed or delivered by the Group Companies.
Section 3.25   Investigation; No Other Representations.
(a)   The Company, on its own behalf and on behalf of its Representatives, acknowledges, represents, warrants and agrees that (i) it has conducted its own independent review and analysis of, and, based thereon, has formed an independent judgment concerning, the business, assets, condition, operations and prospects of, the Longview Parties and (ii) it has been furnished with or given access to such documents and information about the Longview Parties and their respective businesses and operations as it and its Representatives have deemed necessary to enable it to make an informed decision with respect to the execution, delivery and performance of this Agreement, the Ancillary Documents and the transactions contemplated hereby and thereby.
(b)   In entering into this Agreement and the Ancillary Documents to which it is or will be a party, the Company has relied solely on its own investigation and analysis and the representations and warranties expressly set forth in Article 4 and in the Ancillary Documents to which it is or will be a party and no other representations or warranties of any Longview Party, any Longview Non-Party Affiliate or any other Person, either express or implied, and the Company, on its own behalf and on behalf of its Representatives, acknowledges, represents, warrants and agrees that, except for the representations and warranties expressly set forth in Article 4 and in the Ancillary Documents to which it is or will be a party, none of the Longview Parties, any Longview Non-Party Affiliate or any other Person makes or has made any representation or warranty, either express or implied, in connection with or related to this Agreement, the Ancillary Documents or the transactions contemplated hereby or thereby.
Section 3.26   EXCLUSIVITY OF REPRESENTATIONS AND WARRANTIES. NOTWITHSTANDING THE DELIVERY OR DISCLOSURE TO ANY LONGVIEW PARTY OR ANY OF THEIR RESPECTIVE REPRESENTATIVES OF ANY DOCUMENTATION OR OTHER INFORMATION (INCLUDING ANY FINANCIAL PROJECTIONS OR OTHER SUPPLEMENTAL DATA), EXCEPT AS OTHERWISE EXPRESSLY SET FORTH IN THIS ARTICLE 3 OR THE ANCILLARY DOCUMENTS, NONE OF THE COMPANY, ANY COMPANY NON-PARTY AFFILIATE OR ANY OTHER PERSON MAKES, AND THE COMPANY EXPRESSLY DISCLAIMS, ANY REPRESENTATIONS OR WARRANTIES OF ANY KIND OR NATURE, EXPRESS OR IMPLIED, IN CONNECTION WITH THIS AGREEMENT, THE ANCILLARY DOCUMENTS OR ANY OF THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY, INCLUDING AS TO THE MATERIALS RELATING TO THE BUSINESS AND AFFAIRS OR HOLDINGS OF THE

GROUP COMPANIES THAT HAVE BEEN MADE AVAILABLE TO ANY LONGVIEW PARTY OR ANY OF THEIR REPRESENTATIVES OR IN ANY PRESENTATION OF THE BUSINESS AND AFFAIRS OF THE GROUP COMPANIES BY THE MANAGEMENT OF THE COMPANY OR OTHERS IN CONNECTION WITH THE TRANSACTIONS CONTEMPLATED HEREBY OR BY THE ANCILLARY DOCUMENTS, AND NO STATEMENT CONTAINED IN ANY OF SUCH MATERIALS OR MADE IN ANY SUCH PRESENTATION SHALL BE DEEMED A REPRESENTATION OR WARRANTY HEREUNDER OR OTHERWISE OR DEEMED TO BE RELIED UPON BY ANY LONGVIEW PARTY OR ANY LONGVIEW NON-PARTY AFFILIATE IN EXECUTING, DELIVERING AND PERFORMING THIS AGREEMENT, THE ANCILLARY DOCUMENTS OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY. EXCEPT FOR THE REPRESENTATIONS AND WARRANTIES EXPRESSLY SET FORTH IN ARTICLE 3 OR THE ANCILLARY DOCUMENTS, IT IS UNDERSTOOD THAT ANY COST ESTIMATES, PROJECTIONS OR OTHER PREDICTIONS, ANY DATA, ANY FINANCIAL INFORMATION OR ANY MEMORANDA OR OFFERING MATERIALS OR PRESENTATIONS, INCLUDING ANY OFFERING MEMORANDUM OR SIMILAR MATERIALS MADE AVAILABLE BY ANY GROUP COMPANY ARE NOT AND SHALL NOT BE DEEMED TO BE OR TO INCLUDE REPRESENTATIONS OR WARRANTIES OF THE COMPANY, ANY COMPANY NON-PARTY AFFILIATE OR ANY OTHER PERSON, AND ARE NOT AND SHALL NOT BE DEEMED TO BE RELIED UPON BY ANY LONGVIEW PARTY OR ANY LONGVIEW NON-PARTY AFFILIATE IN EXECUTING, DELIVERING OR PERFORMING THIS AGREEMENT, THE ANCILLARY DOCUMENTS OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY.
ARTICLE 4
REPRESENTATIONS AND WARRANTIES RELATING TO THE LONGVIEW PARTIES
(a)   Subject to Section 8.8, except as set forth on the Longview Disclosure Schedules, or (b) except as set forth in any Longview SEC Reports (excluding any disclosures in any “risk factors” section that do not constitute statements of fact, disclosures in any forward-looking statements disclaimers and other disclosures that are generally cautionary, predictive or forward-looking in nature), each Longview Party hereby represents and warrants to the Company as follows:
Section 4.1   Organization and Qualification. Each Longview Party is a corporation, limited liability company or other applicable business entity duly organized, incorporated or formed, as applicable, validly existing and in good standing (or the equivalent thereof, if applicable, in each case, with respect to the jurisdictions that recognize the concept of good standing or any equivalent thereof) under the Laws of its jurisdiction of organization, incorporation or formation (as applicable).
Section 4.2   Authority. Each Longview Party has the requisite corporate, limited liability company or other similar power and authority to execute and deliver this Agreement and each of the Ancillary Documents to which it is or will be a party and to consummate the transactions contemplated hereby and thereby. Subject to the receipt of the Longview Stockholder Approval and the approvals and consents to be obtained by Merger Sub pursuant to Section 5.9, the execution and delivery of this Agreement, the Ancillary Documents to which an Longview Party is or will be a party and the consummation of the transactions contemplated hereby and thereby have been (or, in the case of any Ancillary Document entered into after the date of this Agreement, will be upon execution thereof) duly authorized by all necessary corporate, limited liability company or other similar action on the part of such Longview Party. This Agreement has been and each Ancillary Document to which an Longview Party is or will be a party will be, upon execution thereof, duly and validly executed and delivered by such Longview Party and constitutes or will constitute, upon execution thereof, as applicable, a valid, legal and binding agreement of such Longview Party (assuming this Agreement has been and the Ancillary Documents to which such Longview Party is or will be a party are or will be, upon execution thereof, as applicable, duly authorized, executed and delivered by the other Persons party hereto or thereto, as applicable), enforceable against such Longview Party in accordance with their terms (subject to applicable bankruptcy, insolvency, reorganization, moratorium or other Laws affecting generally the enforcement of creditors’ rights and subject to general principles of equity).

Section 4.3   Consents and Requisite Governmental Approvals; No Violations.
(a)   No consent, approval or authorization of, or designation, declaration or filing with, any Governmental Entity is required on the part of an Longview Party with respect to such Longview Party’s execution, delivery or performance of its obligations under this Agreement or the Ancillary Documents to which it is or will be party or the consummation of the transactions contemplated by this Agreement or by the Ancillary Documents, except for (i) compliance with and filings under the HSR Act, (ii) the filing with the SEC of (A) the Registration Statement / Proxy Statement and the declaration of the effectiveness thereof by the SEC and (B) such reports under Section 13(a), 15(d) or 16 of the Exchange Act as may be required in connection with this Agreement, the Ancillary Documents or the transactions contemplated hereby or thereby, (iii) such filings with and approvals of the NYSE to permit the Longview Common Stock to be issued in connection with the transactions contemplated by this Agreement and the other Ancillary Documents to be listed on the NYSE, (iv) filing of the Certificate of Merger, (v) the approvals and consents to be obtained by Merger Sub pursuant to Section 5.9, (vi) the Longview Stockholder Approval or (vii) any other consents, approvals, authorizations, designations, declarations, waivers or filings, the absence of which would not have an Longview Material Adverse Effect.
(b)   Neither the execution, delivery or performance by an Longview Party of this Agreement nor the Ancillary Documents to which an Longview Party is or will be a party nor the consummation by an Longview Party of the transactions contemplated hereby or thereby will, directly or indirectly (with or without due notice or lapse of time or both) (i) result in any breach of any provision of the Governing Documents of an Longview Party, (ii) result in a violation or breach of, or constitute a default or give rise to any right of termination, cancellation, amendment, modification, suspension, revocation or acceleration under, any of the terms, conditions or provisions of any Contract to which an Longview Party is a party, (iii) violate, or constitute a breach under, any Order or applicable Law to which any such Longview Party or any of its properties or assets are bound or (iv) result in the creation of any Lien upon any of the assets or properties (other than any Permitted Liens) of an Longview Party, except in the case of clauses (ii) through (iv) above, as would not have an Longview Material Adverse Effect.
Section 4.4   Brokers. Except for fees (including the amounts due and payable assuming the Closing occurs) set forth on Section 4.4 of the Longview Disclosure Schedules (which fees shall be the sole responsibility of the Longview, except as otherwise provided in Section 8.6), no broker, finder, investment banker or other Person is entitled to any brokerage fee, finders’ fee or other commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of Longview for which Longview has any obligation.
Section 4.5   Information Supplied. None of the information supplied or to be supplied by or on behalf of either Longview Party expressly for inclusion or incorporation by reference prior to the Closing in the Registration Statement / Proxy Statement will, when the Registration Statement / Proxy Statement is declared effective or when the Registration Statement / Proxy Statement is mailed to the Pre-Closing Longview Holders or at the time of the Longview Stockholders Meeting, and in the case of any amendment thereto, at the time of such amendment, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading.
Section 4.6   Capitalization of the Longview Parties.
(a)   Section 4.6(a) of the Longview Disclosure Schedules sets forth a true and complete statement of the number and class or series (as applicable) of the issued and outstanding Longview Common Stock and the Longview Warrants immediately prior to Closing. All outstanding Equity Securities of Longview (except to the extent such concepts are not applicable under the applicable Law of Longview’s jurisdiction of organization, incorporation or formation, as applicable, or other applicable Law) have been duly authorized and validly issued and are fully paid and non-assessable. Such Equity Securities (i) were not issued in violation of the Governing Documents of Longview and (ii) are not subject to any preemptive rights, call option, right of first refusal, subscription rights, transfer restrictions or similar rights of any Person (other than transfer restrictions under applicable Securities Laws or under the Governing Documents of Longview) and were not issued in violation of any preemptive rights, call option, right of first refusal, subscription rights, transfer restrictions or similar rights of any Person. Except for the Longview Common Stock and

Longview Warrants set forth on Section 4.6(a) of the Longview Disclosure Schedules, immediately prior to Closing, there shall be no other outstanding Equity Securities of Longview.
(b)   On the Closing Date and immediately after the Closing and the closings under all of the PIPE Investor Subscription Agreements have occurred, (i) the authorized share capital of Longview will consist of 1,000,000 shares of preferred stock, par value $0.0001 per share, none of which will be issued and outstanding, and 600,000,000 Longview Class A Common Stock and 27,000,000 New Longview Class B Common Stock, of which 161,230,010 Longview Class A Common Stock and 26,426,939 New Longview Class B Common Stock will be issued and outstanding (assuming that no Longview Stockholder Redemptions are effected, no Dissenting Shares are converted into right to receive fair value of such Dissenting Shares, all PIPE Investors have collectively funded the PIPE Financing in full, all Convertible Notes are converted in full (assuming interest accrual as of January 31, 2021), all Longview Common Stock issuable as a result of, or in connection with, the Merger have been issued out of the Exchange Fund by the Exchange Agent, none of the Rollover Options are exercised for Longview Stock on the Closing Date, no other Equity Securities are issued or granted or exercised after the date hereof, and assuming that the Allocation Schedule is true and correct in all respects and otherwise in accordance with the requirements of Section 2.3 and the Company has complied in all respects with Section 5.1(b)(iv)) and (ii) all of the issued and outstanding Longview Common Stock will (A) be duly authorized, validly issued, fully paid and nonassessable, (B) have been issued in compliance in all material respects with applicable Law and (C) not have been issued in breach or violation of any preemptive rights or Contract to which Longview is a party or bound.
(c)   Except as expressly contemplated by this Agreement, the Ancillary Documents or the transactions contemplated hereby or thereby or as otherwise mutually agreed to by the Company and Longview, there are no outstanding (A) equity appreciation, phantom equity or profit participation rights or (B) options, restricted stock, phantom stock, warrants, purchase rights, subscription rights, conversion rights, exchange rights, calls, puts, rights of first refusal or first offer or other Contracts that could require Longview, and, except as expressly contemplated by this Agreement, the Ancillary Documents or the transactions contemplated hereby or thereby or as otherwise mutually agreed in writing by the Company and Longview, there is no obligation of Longview, to issue, sell or otherwise cause to become outstanding or to acquire, repurchase or redeem any Equity Securities or securities convertible into or exchangeable for Equity Securities of Longview.
(d)   The Equity Securities of Merger Sub outstanding as of the date of this Agreement (i) have been duly authorized and validly issued and are fully paid and nonassessable, (ii) were issued in compliance in all material respects with applicable Law, and (iii) were not issued in breach or violation of any preemptive rights or Contract to which Merger Sub is a party or bound. All of the outstanding Equity Securities of Merger Sub are owned directly by Longview free and clear of all Liens (other than transfer restrictions under applicable Securities Law). As of the date of this Agreement, Longview has no Subsidiaries other than Merger Sub and does not own, directly or indirectly, any Equity Securities in any Person other than Merger Sub.
Section 4.7   SEC Filings. Longview has timely filed or furnished all statements, forms, reports and documents required to be filed or furnished by it prior to the date of this Agreement with the SEC pursuant to Federal Securities Laws since its initial public offering (collectively, and together with any exhibits and schedules thereto and other information incorporated therein, and as they have been supplemented, modified or amended since the time of filing, the “Longview SEC Reports”), and, as of the Closing, will have filed or furnished all other statements, forms, reports and other documents required to be filed or furnished by it subsequent to the date of this Agreement with the SEC pursuant to Federal Securities Laws through the Closing (collectively, and together with any exhibits and schedules thereto and other information incorporated therein, and as they have been supplemented, modified or amended since the time of filing, but excluding the Registration Statement / Proxy Statement, the “Additional Longview SEC Reports”). Each of the Longview SEC Reports, as of their respective dates of filing, and as of the date of any amendment or filing that superseded the initial filing, complied and each of the Additional Longview SEC Reports, as of their respective dates of filing, and as of the date of any amendment or filing that superseded the initial filing, will comply, in all material respects with the applicable requirements of the Federal Securities Laws (including, as applicable, the Sarbanes-Oxley Act and any rules and regulations promulgated thereunder) applicable to the Longview SEC Reports or the Additional Longview SEC Reports (for purposes of the Additional

Longview SEC Reports, assuming that the representation and warranty set forth in Section 3.22 is true and correct in all respects with respect to all information supplied by or on behalf of Group Companies expressly for inclusion or incorporation by reference therein). As of their respective dates of filing, the Longview SEC Reports did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made or will be made, as applicable, not misleading (for purposes of the Additional SEC Reports, assuming that the representation and warranty set forth in Section 3.22 is true and correct in all respects with respect to all information supplied by or on behalf of Group Companies expressly for inclusion or incorporation by reference therein). As of the date of this Agreement, there are no outstanding or unresolved comments in comment letters received from the SEC with respect to the Longview SEC Reports.
Section 4.8   Trust Account. As of the date of this Agreement, Longview has an amount in cash in the Trust Account equal to at least $ 414,317,682.00. The funds held in the Trust Account are (a) invested in United States “government securities” within the meaning of Section 2(a)(16) of the Investment Company Act, having a maturity of 185 days or less or in money market funds meeting certain conditions under Rule 2a-7 promulgated under the Investment Company Act which invest only in direct U.S. government treasury obligations and (b) held in trust pursuant to that certain Investment Management Trust Agreement, dated as of May 20, 2020 (the “Trust Agreement”), between Longview and Continental, as trustee (the “Trustee”). There are no separate agreements, side letters or other agreements or understandings (whether written or unwritten, express or implied) that would cause the description of the Trust Agreement in the Longview SEC Reports to be inaccurate in any material respect or, to Longview’s knowledge, that would entitle any Person to any portion of the funds in the Trust Account (other than (i) in respect of deferred underwriting commissions or Taxes, (ii) the Pre-Closing Longview Holders who shall have elected to redeem their Longview Class A Common Stock pursuant to the Governing Documents of Longview or (iii) if Longview fails to complete a business combination within the allotted time period set forth in the Governing Documents of Longview and liquidates the Trust Account, subject to the terms of the Trust Agreement, Longview (in limited amounts to permit Longview to pay the expenses of the Trust Account’s liquidation, dissolution and winding up of Longview) and then the Pre-Closing Longview Holders). Prior to the Closing, none of the funds held in the Trust Account are permitted to be released, except in the circumstances described in the Governing Documents of Longview and the Trust Agreement. Longview has performed all material obligations required to be performed by it to date under, and is not in material default or delinquent in performance or any other respect (claimed or actual) in connection with the Trust Agreement, and, to the knowledge of Longview, no event has occurred which, with due notice or lapse of time or both, would constitute such a material default thereunder. As of the date of this Agreement, there are no claims or proceedings pending with respect to the Trust Account. Since May 20, 2020, Longview has not released any money from the Trust Account (other than interest income earned on the funds held in the Trust Account as permitted by the Trust Agreement). Upon the consummation of the transactions contemplated hereby, including the distribution of assets from the Trust Account (A) in respect of deferred underwriting commissions or Taxes or (B) to the Pre-Closing Longview Holders who have elected to redeem their Longview Class A Common Stock pursuant to the Governing Documents of Longview, each in accordance with the terms of and as set forth in the Trust Agreement, Longview shall have no further obligation under either the Trust Agreement or the Governing Documents of Longview to liquidate or distribute any assets held in the Trust Account, and the Trust Agreement shall terminate in accordance with its terms.
Section 4.9   Transactions with Affiliates. Section 4.9 of the Longview Disclosure Schedules sets forth all Contracts between (a) Longview, on the one hand, and (b) any officer, director, employee, partner, member, manager, direct or indirect equityholder (including the Sponsor) or Affiliate of either Longview or the Sponsor, on the other hand (each Person identified in this clause (b), an “Longview Related Party”), other than (i) Contracts with respect to a Pre-Closing Longview Holder’s or a holder of Longview Warrants’ status as a holder of Longview Common Stock or Longview Warrants, as applicable and (ii) Contracts entered into after the date of this Agreement that are either permitted pursuant to Section 5.10 or entered into in accordance with Section 5.10. No Longview Related Party (A) owns any interest in any material asset used in the business of Longview, (B) possesses, directly or indirectly, any material financial interest in, or is a director or executive officer of, any Person which is a material client, supplier, customer, lessor or lessee of Longview or (C) owes any material amount to, or is owed material any amount by, Longview. All Contracts, arrangements, understandings, interests and other matters that are required to be disclosed pursuant to this Section 4.9 are referred to herein as “Longview Related Party Transactions”.
Section 4.10   Litigation. As of the date of this Agreement, there is (and since its organization, incorporation or formation, as applicable, there has been) no Proceeding pending or, to Longview’s knowledge, threatened against or involving any Longview Party that, if adversely decided or resolved, would be material to the Longview Parties, taken as a whole. None of the Longview Parties nor any of their respective properties or assets is subject to any material Order. As of the date of this Agreement, there are no material Proceedings by any Longview Party pending against any other Person.
Section 4.11   Compliance with Applicable Law. Each Longview Party is (and since its organization, incorporation or formation, as applicable, has been) in compliance with all applicable Laws, except as would not have an Longview Material Adverse Effect.
Section 4.12   Business Activities.
(a)   Since its incorporation, Longview has not conducted any business activities other than activities (i) in connection with or incident or related to its incorporation or continuing corporate (or similar) existence, (ii) directed toward the accomplishment of a business combination, including those incident or related to or incurred in connection with the negotiation, preparation or execution of this Agreement or any Ancillary Documents, the performance of its covenants or agreements in this Agreement or any Ancillary Document or the consummation of the transactions contemplated hereby or thereby or (iii) those that are administrative, ministerial or otherwise immaterial in nature. Except as set forth in Longview’s Governing Documents, there is no Contract binding upon any Longview Party or to which any Longview Party is a party which has or would reasonably be expected to have the effect of prohibiting or materially impairing any business practice of it or its Subsidiaries, any acquisition of property by it or its Subsidiaries or the conduct of business by it or its Subsidiaries (including, in each case, following the Closing).
(b)   Merger Sub was organized solely for the purpose of entering into this Agreement, the Ancillary Documents and consummating the transactions contemplated hereby and thereby and has not engaged in any activities or business, other than those incident or related to or incurred in connection with its organization, incorporation or formation, as applicable, or continuing corporate (or similar) existence or the negotiation, preparation or execution of this Agreement or any Ancillary Documents, the performance of its covenants or agreements in this Agreement or any Ancillary Document or the consummation of the transactions contemplated hereby or thereby.
Section 4.13   Internal Controls; Listing; Financial Statements.
(a)   Except as is not required in reliance on exemptions from various reporting requirements by virtue of Longview’s status as an “emerging growth company” within the meaning of the Securities Act, as modified by the JOBS Act, or “smaller reporting company” within the meaning of the Exchange Act, since its initial public offering, (i) Longview has established and maintained a system of internal controls over financial reporting (as defined in Rule 13a-15 and Rule 15d-15 under the Exchange Act) sufficient to provide reasonable assurance regarding the reliability of Longview’s financial reporting and the preparation of Longview’s financial statements for external purposes in accordance with GAAP and (ii) Longview has established and maintained disclosure controls and procedures (as defined in Rule 13a-15 and Rule 15d-15 under the Exchange Act) designed to ensure that material information relating to Longview is made known to Longview’s principal executive officer and principal financial officer by others within Longview.
(b)   Longview has not taken any action prohibited by Section 402 of the Sarbanes-Oxley Act.
(c)   Since its initial public offering, Longview has complied in all material respects with all applicable listing and corporate governance rules and regulations of the NYSE. The classes of securities representing issued and outstanding Longview Class A Common Stock are registered pursuant to Section 12(b) of the Exchange Act and are listed for trading on the NYSE. As of the date of this Agreement, there is no Proceeding pending or, to the knowledge of Longview, threatened against Longview by the NYSE or the SEC with respect to any intention by such entity to deregister Longview Class A Common Stock or prohibit or terminate the listing of Longview Class A Common Stock on the NYSE. Longview has not taken any action that is designed to terminate the registration of Longview Class A Common Stock under the Exchange Act.
(d)   The Longview SEC Reports contain true and complete copies of the applicable Longview Financial Statements. The Longview Financial Statements (i) fairly present in all material respects the financial position of Longview as at the respective dates thereof, and the results of its operations, stockholders’ equity and cash flows for the respective periods then ended (subject, in the case of any unaudited interim financial statements, to normal year-end audit adjustments (none of which is expected to be material) and the absence of footnotes), (ii) were prepared in conformity with GAAP applied on a consistent basis during the periods involved (except, in the case of any audited financial statements, as may be indicated in the notes thereto and subject, in the case of any unaudited financial statements, to normal year-end audit adjustments (none of which is expected to be material) and the absence of footnotes), (iii) in the case of the audited Longview Financial Statements, were audited in accordance with the standards of the PCAOB and (iv) comply in all material respects with the applicable accounting requirements and with the rules and regulations of the SEC, the Exchange Act and the Securities Act in effect as of the respective dates thereof (including Regulation S-X or Regulation S-K, as applicable).
(e)   Longview has established and maintains systems of internal accounting controls that are designed to provide, in all material respects, reasonable assurance that (i) all transactions are executed in accordance with management’s authorization and (ii) all transactions are recorded as necessary to permit preparation of proper and accurate financial statements in accordance with GAAP and to maintain accountability for Longview’s and its Subsidiaries’ assets. Longview maintains and, for all periods covered by the Longview Financial Statements, has maintained books and records of Longview in the ordinary course of business that are accurate and complete and reflect the revenues, expenses, assets and liabilities of Longview in all material respects.
(f)   Since its incorporation, Longview has not received any written complaint, allegation, assertion or claim that there is (i) a “significant deficiency” in the internal controls over financial reporting of Longview to Longview’s knowledge, (ii) a “material weakness” in the internal controls over financial reporting of Longview to Longview’s knowledge or (iii) fraud, whether or not material, that involves management or other employees of Longview who have a significant role in the internal controls over financial reporting of Longview.
Section 4.14   No Undisclosed Liabilities. Except for the Liabilities (a) set forth in Section 4.14 of the Longview Disclosure Schedules, (b) incurred in connection with the negotiation, preparation or execution of this Agreement or any Ancillary Documents, the performance of its covenants or agreements in this Agreement or any Ancillary Document or the consummation of the transactions contemplated hereby or thereby (it being understood and agreed that the expected third parties that are, as of the date hereof, entitled to fees, expenses or other payments in connection with the matters described in this clause (b) shall be set forth on Section 4.14 of the Longview Disclosure Schedules), (c) that are incurred in connection with or incident or related to an Longview Party’s organization, incorporation or formation, as applicable, or continuing corporate (or similar) existence, in each case, which are immaterial in nature, (d) that are incurred in connection with activities that are administrative or ministerial, in each case, which are immaterial in nature, (e) that are either permitted pursuant to Section 5.10(d) or incurred in accordance with Section 5.10(d) (for the avoidance of doubt, in each case, with the written consent of the Company) or (f) set forth or disclosed in the Longview Financial Statements included in the Longview SEC Reports, none of the Longview Parties has any Liabilities of the type required to be set forth on a balance sheet in accordance with GAAP.
Section 4.15   Tax Matters.
(a)   Longview has prepared and filed all material Tax Returns required to have been filed by it, all such Tax Returns are true and complete in all material respects and prepared in compliance in all material respects with all applicable Laws and Orders, and Longview has paid all material Taxes required to have been paid or deposited by it regardless of whether shown on a Tax Return.

(b)   Longview has timely withheld and paid to the appropriate Tax Authority all material amounts required to have been withheld and paid in connection with amounts paid or owing to any employee, individual independent contractor, other service providers, equity interest holder or other third-party.
(c)   Longview is not currently the subject of a Proceeding with respect to material taxes. Longview has not been informed in writing of the commencement or anticipated commencement of any Proceeding that has not been resolved or completed, in each case with respect to material Taxes.
(d)   Longview has not consented to extend or waive the time in which any material Tax may be assessed or collected by any Tax Authority, other than any such extensions or waivers that are no longer in effect or that were extensions of time to file Tax Returns obtained in the ordinary course of business, in each case with respect to material Taxes.
(e)   No “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or non-U.S. income Tax Law), private letter rulings, technical advice memoranda or similar agreements or rulings have been entered into or issued by any Tax Authority with respect to any Longview Party which agreement or ruling would be effective after the Closing Date.
(f)   None of the Longview Parties is and none of the Longview Parties has been a party to any “listed transaction” as defined in Section 6707A of the Code and Treasury Regulations Section 1.6011-4 (or any corresponding or similar provision of state, local or non-U.S. income Tax Law).
(g)   Each Longview Party is tax resident only in its jurisdiction of organization, incorporation or formation, as applicable.
(h)   None of the Longview Parties has taken or agreed to take any action not contemplated by this Agreement and/or any Ancillary Documents that could reasonably be expected to prevent the Merger from qualifying for the Intended Tax Treatment. To the knowledge of Longview, no facts or circumstances exist, other than any facts or circumstances to the extent that such facts or circumstances exist or arise as a result of or related to any act or omission occurring after the signing date by a Group Company or a Company Stockholder or any of their respective Affiliates in each case not contemplated by this Agreement and/or any of the Ancillary Documents, that could reasonably be expected to prevent the Merger (or, if applicable, the Alternative Transaction Structure) from qualifying for the Intended Tax Treatment.
Section 4.16   Investigation; No Other Representations.
(a)   Each Longview Party, on its own behalf and on behalf of its Representatives, acknowledges, represents, warrants and agrees that (i) it has conducted its own independent review and analysis of, and, based thereon, has formed an independent judgment concerning, the business, assets, condition, operations and prospects, of the Group Companies and (ii) it has been furnished with or given access to such documents and information about the Group Companies and their respective businesses and operations as it and its Representatives have deemed necessary to enable it to make an informed decision with respect to the execution, delivery and performance of this Agreement, the Ancillary Documents and the transactions contemplated hereby and thereby.
(b)   In entering into this Agreement and the Ancillary Documents to which it is or will be a party, each Longview Party has relied solely on its own investigation and analysis and the representations and warranties expressly set forth in Article 3 and in the Ancillary Documents to which it is or will be a party and no other representations or warranties of the Company, any Company Non-Party Affiliate or any other Person, either express or implied, and each Longview Party, on its own behalf and on behalf of its Representatives, acknowledges, represents, warrants and agrees that, except for the representations and warranties expressly set forth in Article 3 and in the Ancillary Documents to which it is or will be a party, none of the Company, any Company Non-Party Affiliate or any other Person makes or has made any representation or warranty, either express or implied, in connection with or related to this Agreement, the Ancillary Documents or the transactions contemplated hereby or thereby.
Section 4.17   Compliance with International Trade & Anti-Corruption Laws.
(a)   Since Longview’s incorporation, neither Longview nor, to Longview’s knowledge, any of their Representatives, or any other Persons acting for or on behalf of any of the foregoing, is or has been, (i) a

Person named on any Sanctions and Export Control Laws-related list of designated Persons maintained by a Governmental Entity; (ii) located, organized or resident in a country or territory which is itself the subject of or target of any Sanctions and Export Control Laws; (iii) an entity owned, directly or indirectly, by one or more Persons described in clause (i) or (ii); or (iv) otherwise engaging in dealings with or for the benefit of any Person described in clauses (i)  – (iii) or any country or territory which is or has, since Longview’s incorporation, been the subject of or target of any Sanctions and Export Control Laws (at the time of this Agreement, the Crimea region of Ukraine, Cuba, Iran, North Korea, Venezuela, Sudan and Syria).
(b)   Since Longview’s incorporation, neither Longview nor, to Longview’s knowledge, any of their Representatives, or any other Persons acting for or on behalf of any of the foregoing has (i) made, offered, promised, paid or received any unlawful bribes, kickbacks or other similar payments to or from any Person, (ii) made or paid any contributions, directly or indirectly, to a domestic or foreign political party or candidate or (iii) otherwise made, offered, received, authorized, promised or paid any improper payment under any Anti-Corruption Laws.
Section 4.18   EXCLUSIVITY OF REPRESENTATIONS AND WARRANTIES. NOTWITHSTANDING THE DELIVERY OR DISCLOSURE TO THE COMPANY OR ANY OF ITS REPRESENTATIVES OF ANY DOCUMENTATION OR OTHER INFORMATION (INCLUDING ANY FINANCIAL PROJECTIONS OR OTHER SUPPLEMENTAL DATA), EXCEPT AS OTHERWISE EXPRESSLY SET FORTH IN THIS ARTICLE 4 AND THE ANCILLARY DOCUMENTS, NONE OF THE LONGVIEW PARTIES, ANY LONGVIEW NON-PARTY AFFILIATE OR ANY OTHER PERSON MAKES, AND EACH LONGVIEW PARTY EXPRESSLY DISCLAIMS, ANY REPRESENTATIONS OR WARRANTIES OF ANY KIND OR NATURE, EXPRESS OR IMPLIED, IN CONNECTION WITH THIS AGREEMENT, THE ANCILLARY DOCUMENTS OR ANY OF THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY, INCLUDING AS TO THE MATERIALS RELATING TO THE BUSINESS AND AFFAIRS OR HOLDINGS OF ANY LONGVIEW PARTY THAT HAVE BEEN MADE AVAILABLE TO THE COMPANY OR ANY OF ITS REPRESENTATIVES OR IN ANY PRESENTATION OF THE BUSINESS AND AFFAIRS OF ANY LONGVIEW PARTY BY OR ON BEHALF OF THE MANAGEMENT OF SUCH LONGVIEW PARTY OR OTHERS IN CONNECTION WITH THE TRANSACTIONS CONTEMPLATED HEREBY OR BY THE ANCILLARY DOCUMENTS, AND NO STATEMENT CONTAINED IN ANY OF SUCH MATERIALS OR MADE IN ANY SUCH PRESENTATION SHALL BE DEEMED A REPRESENTATION OR WARRANTY HEREUNDER OR OTHERWISE OR DEEMED TO BE RELIED UPON BY THE COMPANY OR ANY COMPANY NON-PARTY AFFILIATE IN EXECUTING, DELIVERING AND PERFORMING THIS AGREEMENT, THE ANCILLARY DOCUMENTS OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY. EXCEPT FOR THE REPRESENTATIONS AND WARRANTIES EXPRESSLY SET FORTH IN THIS ARTICLE 4 OR THE ANCILLARY DOCUMENTS, IT IS UNDERSTOOD THAT ANY COST ESTIMATES, PROJECTIONS OR OTHER PREDICTIONS, ANY DATA, ANY FINANCIAL INFORMATION OR ANY MEMORANDA OR OFFERING MATERIALS OR PRESENTATIONS, INCLUDING, BUT NOT LIMITED TO, ANY OFFERING MEMORANDUM OR SIMILAR MATERIALS MADE AVAILABLE BY OR ON BEHALF OF ANY LONGVIEW PARTY ARE NOT AND SHALL NOT BE DEEMED TO BE OR TO INCLUDE REPRESENTATIONS OR WARRANTIES OF ANY LONGVIEW PARTY, ANY LONGVIEW NON-PARTY AFFILIATE OR ANY OTHER PERSON, AND ARE NOT AND SHALL NOT BE DEEMED TO BE RELIED UPON BY THE COMPANY OR ANY COMPANY NON-PARTY AFFILIATE IN EXECUTING, DELIVERING OR PERFORMING THIS AGREEMENT, THE ANCILLARY DOCUMENTS OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY.

ARTICLE 5
COVENANTS
Section 5.1   Conduct of Business of the Company.
(a)   From and after the date of this Agreement until the earlier of the Closing or the termination of this Agreement in accordance with its terms, the Company shall, and the Company shall cause its Subsidiaries to, except as expressly contemplated by this Agreement or any Ancillary Document, as required by applicable Law, as set forth on Section 5.1(a) of the Company Disclosure Schedules, or as consented to in writing by Longview (it being agreed that any request for a consent shall not be unreasonably withheld, conditioned or delayed), (i) operate the business of the Group Companies in the ordinary course in all material respects and (ii) use commercially reasonable efforts to maintain and preserve intact in all material respects the business organization, assets, properties and material business relations of the Group Companies, taken as a whole.
(b)   Without limiting the generality of the foregoing, from and after the date of this Agreement until the earlier of the Closing or the termination of this Agreement in accordance with its terms, the Company shall, and the Company shall cause its Subsidiaries to, except as expressly contemplated by this Agreement or any Ancillary Document, as required by applicable Law, as set forth on Section 5.1(b) of the Company Disclosure Schedules or as consented to in writing by Longview (such consent, other than in the case of Section 5.1(b)(i), Section 5.1(b)(ii)(A), Section 5.1(b)(iv), Section 5.1(b)(x), Section 5.1(b)(xii), Section 5.1(b)(xiii), Section 5.1(b)(xiv) or Section 5.1(b)(xv) (to the extent related to any of the foregoing), not to be unreasonably withheld, conditioned or delayed), not do any of the following:
(i) declare, set aside, make or pay a dividend on, or make any other distribution or payment in respect of, any Equity Securities of any Group Company or repurchase any outstanding Equity Securities of any Group Company, other than dividends or distributions, declared, set aside or paid by any of the Company’s Subsidiaries to the Company or any Subsidiary that is, directly or indirectly, wholly owned by the Company;
(ii) (A) merge, consolidate, combine or amalgamate any Group Company with any Person or (B) purchase or otherwise acquire (whether by merging or consolidating with, purchasing any Equity Security in or a substantial portion of the assets of, or by any other manner) any corporation, partnership, association or other business entity or organization or division thereof;
(iii) adopt any amendments, supplements, restatements or modifications to any Group Company’s Governing Documents or the Company Stockholders Agreements;
(iv) transfer, issue, sell, grant, pledge or otherwise directly or indirectly dispose of, or subject to a Lien, (A) any Equity Securities of any Group Company or (B) other than as allowed in Section 5.1(b)(vii), any options, warrants, rights of conversion or other rights, agreements, arrangements or commitments obligating any Group Company to issue, deliver or sell any Equity Securities of any Group Company, other than the issuance of shares of the applicable class of capital stock of the Company upon the exercise or conversion of any Company Options outstanding on the date of this Agreement in accordance with the terms of the Company Equity Plan and the underlying grant, award or similar agreement; provided, that the Company may, for the avoidance of doubt, convert the Convertible Notes into shares of Longview Class A Common Stock at the Effective Time in accordance with the terms of the Convertible Notes and this Agreement;
(v) incur, create or assume any Indebtedness, other than ordinary course trade payables;
(vi) make any loans, advances or capital contributions to, or guarantees for the benefit of, or any investments in, any Person, other than (A) intercompany loans or capital contributions between the Company and any of its wholly owned Subsidiaries and (B) the reimbursement of expenses of employees in the ordinary course of business;
(vii) except (w) as required under the terms of any Employee Benefit Plan of any Group Company that is in effect as of the date hereof and that is set forth on the Section 3.11(a) of the Company Disclosure Schedules, (x) in the ordinary course of business consistent with past practice or as otherwise required by Law and (y) as to the granting of Company Options and Company RSUs with respect to authorized but unallocated shares that remain available for grant under the Company Equity Plan as of the date hereof or become available for grant as a result of Company Option forfeitures (the “Allowed Awards”) and (z) as to the granting of certain management cash and equity incentives as mutually agreed by the Company and Longview and disclosed on Section 3.2(f) of the Company Disclosure Schedules, (A) amend, modify, adopt, enter into or terminate any material Employee Benefit Plan of any Group Company or any material benefit or compensation plan, policy, program or Contract that would be an Employee Benefit Plan if in effect as of the date of this Agreement other than in the ordinary course of business consistent with past practice, (B) materially increase the compensation or benefits payable to any current or former director, manager, officer, employee, individual independent contractor or other service provider of any Group Company, (C) take any action to accelerate any payment, right to payment, or benefit, or the funding of any payment, right to payment or benefit, payable or to become payable to any current or former director, manager, officer, employee, individual independent contractor or other service provider of any Group Company, or (D) waive or release any noncompetition, non-solicitation, no-hire, nondisclosure or other restrictive covenant obligation of any current or former director, manager, officer, employee, individual independent contractor or other service provider of any Group Company;
(viii) make, change or revoke any material election concerning Taxes, enter into any material Tax closing agreement, settle any material Tax claim or assessment, or consent to any extension or waiver of the limitation period applicable to or relating to any material Tax claim or assessment, other than any such extension or waiver that is obtained in the ordinary course of business;
(ix) enter into any settlement, conciliation or similar Contract (other than in connection with repayment of, or making arrangements regarding forgiveness of or escrow of amounts that may be owned pursuant to, loans extended to the Company under the Payment Protection Plan of the Small Business Administration in amounts not to exceed $4,365,930 plus the interest accrued thereon in accordance with the terms of such loans) the performance of which would involve the payment by the Group Companies in excess of $2,000,000, in the aggregate, or that imposes, or by its terms will impose at any point in the future, any material, non-monetary obligations on any Group Company (or Longview or any of its Affiliates after the Closing);
(x) authorize, recommend, propose or announce an intention to adopt, or otherwise effect, a plan of complete or partial liquidation, dissolution, restructuring, recapitalization, reorganization or similar transaction involving any Group Company;
(xi) change any Group Company’s methods of accounting in any material respect, other than changes that are made in accordance with PCAOB standards;
(xii) enter into any Contract with any broker, finder, investment banker or other Person under which such Person is or will be entitled to any brokerage fee, finders’ fee or other commission in connection with the transactions contemplated by this Agreement;
(xiii) make any Transaction Payment that is not set forth on Section 3.2(f) of the Company Disclosure Schedules;
(xiv) other than as allowed in Section 5.1(b)(vii), (A) amend, modify or terminate any Material Contract of the type described in Section 3.7(a)(ix) (excluding, for the avoidance of doubt, any expiration or automatic extension or renewal of any such Material Contract pursuant to its terms), (B) waive any material benefit or right under any Material Contract of the type described in Section 3.7(a)(ix) or (C) enter into any Contract that would constitute a Material Contract of the type described in Section 3.7(a)(ix); or
(xv) enter into any Contract to take, or cause to be taken, any of the actions set forth in this Section 5.1.
Notwithstanding anything in this Section 5.1 or this Agreement to the contrary, (a) nothing set forth in this Agreement shall give Longview, directly or indirectly, the right to control or direct the operations of the Group Companies prior to the Closing, (b) any action taken, or omitted to be taken, by any Group

Company to the extent such act or omission is reasonably determined by the Company, based on the advice of outside legal counsel, to be necessary to comply with any Law, Order, directive, pronouncement or guideline issued by a Governmental Entity providing for business closures, “sheltering-in-place” or other restrictions that relates to, or arises out of, COVID-19 shall in no event be deemed to constitute a breach of Section 5.1 and (c) any action taken, or omitted to be taken, by any Group Company to the extent that the board of directors of the Company reasonably determines that such act or omission is necessary in response to COVID-19 to maintain and preserve in all material respects the business organization, assets, properties and material business relations of the Group Companies, taken as a whole, shall not be deemed to constitute a breach of Section 5.1; provided, however, (i) in the case of each of clause (b) and (c), the Company shall give Longview prior written notice of any such act or omission to the extent reasonably practicable, which notice shall describe in reasonable detail the act or omission and the reason(s) that such act or omission is being taken, or omitted to be taken, pursuant to clause (b) or (c) and, in the event that it is not reasonably practicable for the Company to give the prior written notice described in this clause (i), the Company shall instead give such written notice to Longview promptly after such act or omission and (ii) in no event shall clause (b) or (c) be applicable to any act or omission of the type described in Section 5.1(b)(i), Section 5.1(b)(ii), Section 5.1(b)(iii), Section 5.1(b)(iv), Section 5.1(b)(vii), Section 5.1(b)(x), Section 5.1(b)(xii), Section 5.1(b)(xiii), Section 5.1(b)(xiv) or Section 5.1(b)(xv) (to the extent related to any of the foregoing).
Section 5.2   Efforts to Consummate; Litigation.
(a)   Subject to the terms and conditions herein provided, each of the Parties shall use reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things reasonably necessary or advisable to consummate and make effective as promptly as reasonably practicable the transactions contemplated by this Agreement (including (i) the satisfaction, but not waiver, of the closing conditions set forth in Article 6 and, in the case of any Ancillary Document to which such Party will be a party after the date of this Agreement, to execute and delivery such Ancillary Document when required pursuant to this Agreement, (ii) using reasonable best efforts to obtain the PIPE Financing on the terms and subject to the conditions set forth in the PIPE Investor Subscription Agreements and (iii) the Company taking, or causing to be taken, all actions necessary or advisable to cause the agreements set forth on Section 5.2(a) of the Company Disclosure Schedules to be terminated effective as of the Closing without any further obligations or liabilities to the Company or any of its Affiliates (including the other Group Companies and, from and after the Effective Time, Longview)). Without limiting the generality of the foregoing, each of the Parties shall use reasonable best efforts to obtain, file with or deliver to, as applicable, any Consents of any Governmental Entities or other Persons necessary, proper or advisable to consummate the transactions contemplated by this Agreement or the Ancillary Documents. The Company shall bear the costs incurred in connection with obtaining such Consents; provided, however, that each Party shall pay fifty percent (50%) of the HSR Act filing fee; provided, further, that each Party shall bear its out-of-pocket costs and expenses in connection with the preparation of any such Consents. Each Party shall (i) make any appropriate filings pursuant to the HSR Act with respect to the transactions contemplated by this Agreement promptly (and in any event within five (5) Business Days) following the date of this Agreement and (ii) respond as promptly as reasonably practicable to any requests by any Governmental Entity for additional information and documentary material that may be requested pursuant to the HSR Act. Longview shall promptly inform the Company of any communication between any Longview Party, on the one hand, and any Governmental Entity, on the other hand, and the Company shall promptly inform Longview of any communication between the Company, on the one hand, and any Governmental Entity, on the other hand, in either case, regarding any of the transactions contemplated by this Agreement or any Ancillary Document. Without limiting the foregoing, (a) the Parties agree to request early termination of the applicable waiting period under the HSR Act, and (b) each Party and their respective Affiliates shall not extend any waiting period, review period or comparable period under the HSR Act or enter into any agreement with any Governmental Entity not to consummate the transactions contemplated hereby or by the Ancillary Documents, except with the prior written consent of Longview and the Company. Nothing in this Section 5.2 obligates any Party or any of its Affiliates to agree to (i) sell, license or otherwise dispose of, or hold separate and agree to sell, license or otherwise dispose of, any entities, assets or facilities of any Group Company or any entity, facility or asset of such Party or any of its Affiliates, (ii) terminate, amend or assign existing relationships and contractual rights or obligations, (iii) amend, assign or terminate existing licenses or other agreements, or (iv) enter into new licenses or other agreements. No Party shall agree to any of the foregoing measures with respect to any other Party or any of its Affiliates, except with Longview’s and the Company’s prior written consent.

(b)   From and after the date of this Agreement until the earlier of the Closing or termination of this Agreement in accordance with its terms, the Longview Parties, on the one hand, and the Company, on the other hand, shall give counsel for the Company (in the case of any Longview Party) or Longview (in the case of the Company), a reasonable opportunity to review in advance, and consider in good faith the views of the other in connection with, any proposed written communication to any Governmental Entity relating to the transactions contemplated by this Agreement or the Ancillary Documents. Each of the Parties agrees not to participate in any substantive meeting or discussion, either in person or by telephone with any Governmental Entity in connection with the transactions contemplated by this Agreement unless it consults with, in the case of any Longview Party, the Company, or, in the case of the Company, Longview in advance and, to the extent not prohibited by such Governmental Entity, gives, in the case of any Longview Party, the Company, or, in the case of the Company, Longview, the opportunity to attend and participate in such meeting or discussion.
(c)   Notwithstanding anything to the contrary in the Agreement, in the event that this Section 5.2 conflicts with any other covenant or agreement in this Article 5 that is intended to specifically address any subject matter, then such other covenant or agreement shall govern and control solely to the extent of such conflict.
(d)   From and after the date of this Agreement until the earlier of the Closing or termination of this Agreement in accordance with its terms, Longview, on the one hand, and the Company, on the other hand, shall each notify the other in writing promptly after learning of any shareholder demands or other shareholder Proceedings (including derivative claims) relating to this Agreement, any Ancillary Document or any matters relating thereto (collectively, the “Transaction Litigation”) commenced against, in the case of Longview, any of the Longview Parties or any of their respective Representatives (in their capacity as a representative of an Longview Party) or, in the case of the Company, any Group Company or any of their respective Representatives (in their capacity as a representative of an Longview Party). Longview and the Company shall each (i) keep the other reasonably informed regarding any Transaction Litigation, (ii) give the other the opportunity to, at its own cost and expense, participate in the defense, settlement and compromise of any such Transaction Litigation and reasonably cooperate with the other in connection with the defense, settlement and compromise of any such Transaction Litigation, (iii) consider in good faith the other’s advice with respect to any such Transaction Litigation and (iv) reasonably cooperate with each other. Notwithstanding the foregoing, the Company shall, subject to and without limiting the covenants and agreements, and the rights of Longview, set forth in the immediately preceding sentence, control the negotiation, defense and settlement of any such Transaction Litigation; provided, however, that in no event shall the Company, any other Group Company or any of their respective Representatives settle or compromise any Transaction Litigation without the prior written consent of Longview (not to be unreasonably withheld, conditioned or delayed, provided that it shall be deemed to be reasonable for Longview to withhold, condition or delay its consent if any such settlement or compromise (A) does not provide for a legally binding, full, unconditional and irrevocable release of each Longview Party and Representative that is the subject of such Transaction Litigation, (B) provides for (x) the payment of cash any portion of which is payable by any Longview Party or Representative thereof or would otherwise constitute an Longview Liability or (y) any non-monetary, injunctive, equitable or similar relief against any Longview Party or (C) contains an admission of wrongdoing or Liability by an Longview Party or any of its Representatives). Without limiting the generality of the foregoing, in no event shall Longview, any of the Longview Parties or any of their respective Representatives settle or compromise any Transaction Litigation without the Company’s prior written consent.
Section 5.3   Confidentiality and Access to Information.
(a)   The Parties hereby acknowledge and agree that the information being provided in connection with this Agreement and the consummation of the transactions contemplated hereby is subject to the terms of the Confidentiality Agreement, the terms of which are incorporated herein by reference. Notwithstanding the foregoing or anything to the contrary in this Agreement, in the event that this Section 5.3(a) or either Confidentiality Agreement conflicts with any other covenant or agreement contained herein or any Ancillary Document that contemplates the disclosure, use or provision of information or otherwise, then such other covenant or agreement contained herein shall govern and control to the extent of such conflict.

(b)   From and after the date of this Agreement until the earlier of the Closing Date or the termination of this Agreement in accordance with its terms, upon reasonable advance written notice, the Company shall provide, or cause to be provided, to Longview and its Representatives during normal business hours reasonable access to the directors, officers, books and records of the Group Companies (in a manner so as to not interfere with the normal business operations of the Group Companies). Notwithstanding the foregoing, none of the Group Companies shall be required to provide to Longview or any of its Representatives any information (i) if and to the extent doing so would (A) violate any Law to which any Group Company is subject, including any Privacy Law, (B) result in the disclosure of any trade secrets of third parties in breach of any Contract with such third party, (C) violate any legally-binding obligation of any Group Company with respect to confidentiality, non-disclosure or privacy or (D) jeopardize protections afforded to any Group Company under the attorney-client privilege or the attorney work product doctrine (provided that, in case of each of clauses (A) through (D), the Company shall, and shall cause the other Group Companies to, use commercially reasonable efforts to (x) provide such access as can be provided (or otherwise convey such information regarding the applicable matter as can be conveyed) without violating such privilege, doctrine, Contract, obligation or Law and (y) provide such information in a manner without violating such privilege, doctrine, Contract, obligation or Law), or (ii) if any Group Company, on the one hand, and any Longview Party, any Longview Non-Party Affiliate or any of their respective Representatives, on the other hand, are adverse parties in a litigation and such information is reasonably pertinent thereto; provided that the Company shall, in the case of clause (i) or (ii), provide prompt written notice of the withholding of access or information on any such basis.
(c)   From and after the date of this Agreement until the earlier of the Closing Date or the termination of this Agreement in accordance with its terms, upon reasonable advance written notice, Longview shall provide, or cause to be provided, to the Company and its Representatives during normal business hours reasonable access to the directors, officers, books and records of the Longview Parties (in a manner so as to not interfere with the normal business operations of the Longview Parties). Notwithstanding the foregoing, Longview shall not be required to provide, or cause to be provided to, the Company or any of its Representatives any information (i) if and to the extent doing so would (A) violate any Law to which any Longview Party is subject, (B) result in the disclosure of any trade secrets of third parties in breach of any Contract with such third party, (C) violate any legally-binding obligation of any Longview Party with respect to confidentiality, non-disclosure or privacy or (D) jeopardize protections afforded to any Longview Party under the attorney-client privilege or the attorney work product doctrine (provided that, in case of each of clauses (A) through (D), Longview shall use, and shall cause the other Longview Parties to use, commercially reasonable efforts to (x) provide such access as can be provided (or otherwise convey such information regarding the applicable matter as can be conveyed) without violating such privilege, doctrine, Contract, obligation or Law and (y) provide such information in a manner without violating such privilege, doctrine, Contract, obligation or Law), or (ii) if an Longview Party, on the one hand, and any Group Company, any Company Non-Party Affiliate or any of their respective Representatives, on the other hand, are adverse parties in a litigation and such information is reasonably pertinent thereto; provided that Longview shall, in the case of clause (i) or (ii), provide prompt written notice of the withholding of access or information on any such basis.
Section 5.4   Public Announcements.
(a)   Subject to Section 5.4(b), Section 5.7 and Section 5.8, none of the Parties or any of their respective Representatives shall issue any press releases or make any public announcements with respect to this Agreement or the transactions contemplated hereby without the prior written consent of, prior to the Closing, the Company and Longview or, after the Closing, Longview; provided, however, that each Party may make any such announcement or other communication (i) if such announcement or other communication is required by applicable Law, in which case (A) prior to the Closing, the disclosing Party and its Representatives shall use reasonable best efforts to consult with the Company, if the disclosing party is any Longview Party, or Longview, if the disclosing party is the Company, to review such announcement or communication and the opportunity to comment thereon and the disclosing Party shall consider such comments in good faith, or (B) after the Closing, the disclosing Party and its Representatives shall use reasonable best efforts to consult with Longview and the disclosing Party shall consider such comments in good faith, (ii) to the extent such announcements or other communications contain only information previously disclosed in a public statement, press release or other communication previously approved in accordance with this Section 5.4 and (iii) to Governmental Entities in connection with any Consents required to be made under this Agreement, the Ancillary Documents or in connection with the transactions contemplated hereby or thereby.
(b)   The initial press release concerning this Agreement and the transactions contemplated hereby shall be a joint press release in the form agreed by the Company and Longview prior to the execution of this Agreement and such initial press release (the “Signing Press Release”) shall be released as promptly as reasonably practicable after the execution of this Agreement on the day thereof. Promptly after the execution of this Agreement, Longview shall file a current report on Form 8-K (the “Signing Filing”) with the Signing Press Release and a description of this Agreement as required by, and in compliance with, the Securities Laws, which the Company shall have the opportunity to review and comment upon prior to filing and Longview shall consider such comments in good faith. The Company, on the one hand, and Longview, on the other hand, shall mutually agree upon (such agreement not to be unreasonably withheld, conditioned or delayed by either the Company or Longview, as applicable) a press release announcing the consummation of the transactions contemplated by this Agreement (the “Closing Press Release”) prior to the Closing, and, on the Closing Date, the Parties shall cause the Closing Press Release to be released. Promptly after the Closing (but in any event within four (4) Business Days after the Closing), Longview shall file a current report on Form 8-K (the “Closing Filing”) with the Closing Press Release and a description of the Closing as required by Securities Laws. In connection with the preparation of each of the Signing Press Release, the Signing Filing, the Closing Press Release and the Closing Filing, each Party shall, upon written request by any other Party, furnish such other Party with all information concerning itself, its directors, officers and equityholders, and such other matters as may be reasonably necessary for such press release or filing.
Section 5.5   Tax Matters.
(a)   Tax Treatment.
(i) The Parties intend that the Transactions shall be treated as a transaction that qualifies under Section 351(a) of the Code or that the Merger shall be treated as a transaction that qualifies as a “reorganization” within the meaning of Section 368(a) of the Code, and each Party shall, and shall cause its respective Affiliates to, use reasonable best efforts to so qualify. The Parties shall file all Tax Returns consistent with, and take no position inconsistent with (whether in audits, Tax Returns or otherwise), the treatment described in this Section 5.5(a)(i) unless required to do so pursuant to a “determination” that is final within the meaning of Section 1313(a) of the Code. Notwithstanding anything to the contrary herein, if, after the date hereof but prior to the time at which the Required Longview Stockholder Approval has been obtained Longview and the Company mutually determine in good faith that the Transactions are not expected to qualify as a transaction under Section 351(a) of the Code and that the Merger is not reasonably expected to qualify as a “reorganization” within the meaning of Section 368(a) of the Code, the Parties shall use commercially reasonable efforts to restructure the transactions contemplated hereby (such restructured transactions, the “Alternative Transaction Structure”) in a manner that is reasonably expected to cause the Alternative Transaction Structure to so qualify, including by adding a second merger to take place immediately after the Merger whereby the surviving company in the Merger would merge with and into a new limited liability company that is a wholly-owned Subsidiary of Longview (“Newco”), with Newco being the surviving company in such merger.
(ii) Longview and the Company hereby adopt this Agreement as a “plan of reorganization” within the meaning of Treasury Regulations Sections 1.368-2(g) and 1.368-3(a). From the date hereof through the Closing, and following the Closing, the Parties shall not, and shall not permit or cause their respective Affiliates to, take any action, or knowingly fail to take any action, which action or failure to act prevents or impedes, or would reasonably be expected to prevent or impede the Merger qualifying for the Intended Tax Treatment.
(iii) If, in connection with the preparation and filing of the Registration Statement / Proxy Statement, the SEC requests or requires that tax opinions be prepared and submitted in such connection, Longview and the Company shall deliver to Ropes & Gray LLP and Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C., respectively, customary Tax representation letters satisfactory to each counsel (the “Tax Letters”), dated and executed as of the date the Registration Statement / Proxy Statement shall have been declared effective by the SEC and such other date(s) as determined reasonably necessary by such counsel in connection with the preparation and filing of the Registration Statement / Proxy Statement, and, if required, Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C. shall furnish an opinion, subject to customary assumptions and limitations and receipt of the Tax Letters, to the effect that the Intended Tax Treatment should apply to the Merger.
(b)    Tax Matters Cooperation. Each of the Parties shall (and shall cause their respective Affiliates to) cooperate fully, as and to the extent reasonably requested by another Party, in connection with the filing of relevant Tax Returns, and any audit or tax proceeding.
(c)    Transfer Taxes. The Surviving Company shall be responsible for any sales, use, real property transfer, stamp or other similar transfer Taxes imposed in connection with the Merger or the other transactions contemplated by this Agreement.
Section 5.6   Exclusive Dealing.
(a)   From the date of this Agreement until the earlier of the Closing or the termination of this Agreement in accordance with its terms, the Company shall not, and shall cause the other Group Companies and its and their respective Representatives not to, directly or indirectly: (i) solicit, initiate, encourage (including by means of furnishing or disclosing information), facilitate, discuss or negotiate, directly or indirectly, any inquiry, proposal or offer (written or oral) with respect to a Company Acquisition Proposal; (ii) furnish or disclose any non-public information to any Person in connection with, or that could reasonably be expected to lead to, a Company Acquisition Proposal; (iii) enter into any Contract or other arrangement or understanding regarding a Company Acquisition Proposal; (iv) prepare or take any steps in connection with a public offering of any Equity Securities of any Group Company (or any Affiliate or successor of any Group Company); or (v) otherwise cooperate in any way with, or assist or participate in, or knowingly facilitate or encourage any effort or attempt by any Person to do or seek to do any of the foregoing. The Company agrees to (A) notify Longview promptly upon receipt of any Company Acquisition Proposal by any Group Company, and to describe the material terms and conditions of any such Company Acquisition Proposal in reasonable detail (including the identity of the Persons making such Company Acquisition Proposal) and (B) keep Longview reasonably informed on a current basis of any modifications to such offer or information.
(b)   From the date of this Agreement until the earlier of the Closing or the termination of this Agreement in accordance with its terms, the Longview Parties shall not, and each of them shall cause their Representatives not to, directly or indirectly: (i) solicit, initiate, encourage (including by means of furnishing or disclosing information), facilitate, discuss or negotiate, directly or indirectly, any inquiry, proposal or offer (written or oral) with respect to an Longview Acquisition Proposal; (ii) furnish or disclose any non-public information to any Person in connection with, or that could reasonably be expected to lead to, an Longview Acquisition Proposal; (iii) enter into any Contract or other arrangement or understanding regarding an Longview Acquisition Proposal; (iv) prepare or take any steps in connection with an offering of any securities of any Longview Party (or any Affiliate or successor of any Longview Party); or (v) otherwise cooperate in any way with, or assist or participate in, or knowingly facilitate or encourage any effort or attempt by any Person to do or seek to do any of the foregoing. Longview agrees to (A) notify the Company promptly upon receipt of any Longview Acquisition Proposal by any Longview Party, and to describe the material terms and conditions of any such Acquisition Proposal in reasonable detail (including the identity of any person or entity making such Longview Acquisition Proposal) and (B) keep the Company reasonably informed on a current basis of any modifications to such offer or information.
Section 5.7   Preparation of Registration Statement / Proxy Statement. Promptly following the date of this Agreement, Longview and the Company shall prepare and mutually agree upon (such agreement not to be unreasonably withheld, conditioned or delayed by either Longview or the Company, as applicable), and Longview shall file with the SEC, the Registration Statement / Proxy Statement (it being understood that the Registration Statement / Proxy Statement shall include a proxy statement of Longview which will be included therein and which will be used for the Longview Stockholders Meeting to adopt and approve the Transaction Proposals and other matters reasonably related to the Transaction Proposals, all in accordance with and as required by Longview’s Governing Documents, applicable Law, and any applicable rules and regulations of the SEC and the NYSE). Each of Longview and the Company shall use its reasonable best efforts to (a) cause the Registration Statement / Proxy Statement to comply in all material respects with the applicable rules and regulations promulgated by the SEC (including, with respect to the Group Companies, the provision of financial statements of, and any other information with respect to, the Group Companies for all periods, and in the form, required to be included in the Registration Statement / Proxy Statement under Securities Laws (after giving effect to any waivers received) or in response to any comments from the SEC); (b) promptly notify the other of, reasonably cooperate with each other with respect to and respond promptly to any comments of the SEC or its staff; (c) have the Registration Statement / Proxy Statement declared effective under the Securities Act as promptly as reasonably practicable after it is filed with the SEC; and (d) keep the Registration Statement / Proxy Statement effective through the Closing in order to permit the consummation of the transactions contemplated by this Agreement. Longview, on the one hand, and the Company, on the other hand, shall promptly furnish, or cause to be furnished, to the other all information concerning such Party, its Non-Party Affiliates and their respective Representatives that may be required or reasonably requested in connection with any action contemplated by this Section 5.7 or for including in any other statement, filing, notice or application made by or on behalf of Longview to the SEC or the NYSE in connection with the transactions contemplated by this Agreement or the Ancillary Documents, including delivering customary tax representation letters to counsel to enable counsel to deliver any tax opinions requested or required by the SEC to be submitted in connection therewith as described in Section 5.5(a)(iii). If any Party becomes aware of any information that should be disclosed in an amendment or supplement to the Registration Statement / Proxy Statement, then (i) such Party shall promptly inform, in the case of any Longview Party, the Company, or, in the case of the Company, Longview, thereof; (ii) such Party shall prepare and mutually agree upon with, in the case of Longview, the Company, or, in the case of the Company, Longview (in either case, such agreement not to be unreasonably withheld, conditioned or delayed), an amendment or supplement to the Registration Statement / Proxy Statement; (iii) Longview shall file such mutually agreed upon amendment or supplement with the SEC; and (iv) the Parties shall reasonably cooperate, if appropriate, in mailing such amendment or supplement to the Pre-Closing Longview Holders. Longview shall as promptly as reasonably practicable advise the Company of the time of effectiveness of the Registration Statement / Proxy Statement, the issuance of any stop order relating thereto or the suspension of the qualification of Longview Common Stock for offering or sale in any jurisdiction, and Longview and the Company shall each use its reasonable best efforts to have any such stop order or suspension lifted, reversed or otherwise terminated. Each of the Parties shall use reasonable best efforts to ensure that none of the information related to him, her or it or any of his, her or its Non-Party Affiliates or its or their respective Representatives, supplied by or on his, her or its behalf for inclusion or incorporation by reference in the Registration Statement / Proxy Statement will, at the time the Registration Statement / Proxy Statement is initially filed with the SEC, at each time at which it is amended, or at the time it becomes effective under the Securities Act contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they are made, not misleading. From and after the date of this Agreement until the earlier of the Closing or termination of this Agreement in accordance with its terms, the Longview Parties, on the one hand, and the Company, on the other hand, shall give counsel for the Company (in the case of any Longview Party) or Longview (in the case of the Company), a reasonable opportunity to review in advance, and consider in good faith the views of the other in connection with, any proposed written communication to the SEC or the NYSE relating to the transactions contemplated by this Agreement or the Ancillary Documents. Each of the Parties agrees not to participate in any substantive meeting or discussion, either in person or by telephone with the SEC or the NYSE in connection with the transactions contemplated by this Agreement unless it consults with, in the case of any Longview Party, the Company, or, in the case of the Company, Longview in advance and, to the extent not prohibited by the SEC or the NYSE, gives, in the case of any Longview Party, the Company, or, in the case of the Company, Longview, the opportunity to attend and participate in such meeting or discussion.
Section 5.8   Longview Stockholder Approval. As promptly as reasonably practicable following the time at which the Registration Statement / Proxy Statement is declared effective under the Securities Act, Longview shall (a) duly give notice of and (b) use reasonable best efforts to duly convene and hold a meeting of its Stockholders (the “Longview Stockholders Meeting”) in accordance with the Governing Documents of Longview, for the purposes of obtaining the Longview Stockholder Approval and, if applicable, any approvals related thereto and providing its Stockholders with the opportunity to elect to effect an Longview Stockholder Redemption. Longview shall, through unanimous approval of its board of directors, recommend to its Stockholders (the “Longview Board Recommendation”), (i) the adoption and approval of this Agreement and the transactions contemplated hereby (including the Merger) (the “Business Combination Proposal”); (ii) the approval of the issuance of the Longview Common Stock in connection with the transactions contemplated by this Agreement as required by the NYSE listing requirements (the “NYSE Proposal”); (iii) the adoption and approval of the amendments to the Governing Documents of Longview contemplated by the Longview Certificate of Incorporation and the Longview Bylaws (the “Governing Document Proposals”); (iv) the approval of the directors in accordance with Section 5.16 (the “Directors Proposal”); (v) the adoption and approval of the Longview Incentive Equity Plan (the “Equity Incentive Plan Proposal”); (vi) the adoption and approval of each other proposal that either the SEC or the NYSE (or the respective staff members thereof) indicates is necessary in its comments to the Registration Statement / Proxy Statement or in correspondence related thereto; (vii) the adoption and approval of each other proposal reasonably agreed to by Longview and the Company as necessary or appropriate in connection with the consummation of the transactions contemplated by this Agreement or the Ancillary Documents; and (viii) the adoption and approval of a proposal for the adjournment of the Longview Stockholders Meeting, if necessary, to permit further solicitation of proxies because there are not sufficient votes to approve and adopt any of the foregoing (such proposals in (i) through (viii) together, the “Transaction Proposals”); provided, that Longview may adjourn the Longview Stockholders Meeting (A) to solicit additional proxies for the purpose of obtaining the Longview Stockholder Approval, (B) for the absence of a quorum, (C) to allow reasonable additional time for the filing or mailing of any supplemental or amended disclosures that Longview has determined, based on the advice of outside legal counsel, is reasonably likely to be required under applicable Law and for such supplemental or amended disclosure to be disseminated and reviewed by the Pre-Closing Longview Holders prior to the Longview Stockholders Meeting or (D) if the holders of Longview Class A Common Stock have elected to redeem a number of Class A Common Stock as of such time that would reasonably be expected to result in the condition set forth in Section 6.3(c) not being satisfied; provided that, without the consent of the Company, in no event shall Longview adjourn the Longview Stockholders Meeting for more than fifteen (15) Business Days later than the most recently adjourned meeting or to a date that is beyond the Termination Date. The Longview recommendation contemplated by the preceding sentence shall be included in the Registration Statement / Proxy Statement. Except as otherwise required by applicable Law, Longview covenants that none of the Longview Board or Longview nor any committee of the Longview Board shall withdraw or modify, or propose publicly or by formal action of the Longview Board, any committee of the Longview Board or Longview to withdraw or modify, in a manner adverse to the Company, the Longview Board Recommendation or any other recommendation by the Longview Board or Longview of the proposals set forth in the Registration Statement / Proxy Statement.
Section 5.9   Merger Sub Stockholder Approval. As promptly as reasonably practicable (and in any event within one Business Day) following the date of this Agreement, Longview, as the sole stockholder of Merger Sub, will approve and adopt this Agreement, the Ancillary Documents to which Merger Sub is or will be a party and the transactions contemplated hereby and thereby (including the Merger).
Section 5.10   Conduct of Business of Longview. From and after the date of this Agreement until the earlier of the Closing or the termination of this Agreement in accordance with its terms, Longview shall not, and shall cause its Subsidiaries not to, as applicable, except as expressly contemplated by this Agreement or any Ancillary Document (including, for the avoidance of doubt, in connection the PIPE Financing), as required by applicable Law, as set forth on Section 5.10 of the Longview Disclosure Schedules or as consented to in writing by the Company, do any of the following:
(a)   adopt any amendments, supplements, restatements or modifications to the Trust Agreement, Warrant Agreement or the Governing Documents of any Longview Party or any of its Subsidiaries;
(b)   declare, set aside, make or pay a dividend on, or make any other distribution or payment in respect of, any Equity Securities of Longview or any of its Subsidiaries, or repurchase, redeem or otherwise acquire, or offer to repurchase, redeem or otherwise acquire, any outstanding Equity Securities of Longview or any of its Subsidiaries, as applicable;
(c)   split, combine or reclassify any of its capital stock or other Equity Securities or issue any other security in respect of, in lieu of or in substitution for shares of its capital stock;

(d)   incur, create or assume any Indebtedness or other Liability (including, and notwithstanding anything to the contrary, any incur, create or assume any Indebtedness under any Contract with the Sponsor or any Affiliate thereof);
(e)   make any loans or advances to, or capital contributions in, any other Person, other than to, or in, Longview or any of its Subsidiaries;
(f)   issue any Equity Securities of Longview or any of its Subsidiaries or grant any additional options, warrants or stock appreciation rights with respect to Equity Securities of the foregoing of Longview or any of its Subsidiaries, other than (i) issuances of Longview Warrants to the Sponsor for repayment of loans made by the Sponsor to Longview to the extent such loans and such conversion are approved in advance and in writing by the Company and (ii) issuances of the Forward Purchase Shares in accordance with the terms of this Agreement;
(g)   enter into, renew, modify or revise any Longview Related Party Transaction (or any Contract or agreement that if entered into prior to the execution and delivery of this Agreement would be a Longview Related Party Transaction);
(h)   engage in any activities or business, other than activities or business (i) in connection with or incident or related to such Person’s organization, incorporation or formation, as applicable, or continuing corporate (or similar) existence, (ii) contemplated by, or incident or related to, this Agreement, any Ancillary Document, the performance of covenants or agreements hereunder or thereunder or the consummation of the transactions contemplated hereby or thereby or (iii) those that are administrative or ministerial, in each case, which are immaterial in nature;
(i)   make, change or revoke any material election concerning Taxes, enter into any material Tax closing agreement, settle any material Tax claim or assessment, or consent to any extension or waiver of the limitation period applicable to or relating to any material Tax claim or assessment, other than any such extension or waiver that is obtained in the ordinary course of business;
(j)   authorize, recommend, propose or announce an intention to adopt a plan of complete or partial liquidation or dissolution;
(k)   enter into any Contract with any broker, finder, investment banker or other Person under which such Person is or will be entitled to any brokerage fee, finders’ fee or other commission in connection with the transactions contemplated by this Agreement; or
(l)   enter into any Contract to take, or cause to be taken, any of the actions set forth in this Section 5.10.
Notwithstanding anything in this Section 5.10 or this Agreement to the contrary, (i) nothing set forth in this Agreement shall give the Company, directly or indirectly, the right to control or direct the operations of any Longview Party and (ii) nothing set forth in this Agreement shall prohibit, or otherwise restrict the ability of, any Longview Party from using the funds held by Longview outside the Trust Account to pay any Longview Expenses or Longview Liabilities or from otherwise distributing or paying over any funds held by Longview outside the Trust Account that were loaned to Longview by the Sponsor with the prior written approval of the Company to the Sponsor or any of its Affiliates, in each case, prior to the Closing.
Section 5.11   NYSE Listing. Longview shall use its reasonable best efforts to cause: (a) Longview to satisfy all applicable listing requirements of the NYSE and (b) the Longview Common Stock issuable in accordance with this Agreement, including the Merger, to be approved for listing on the NYSE (and the Company shall reasonably cooperate in connection therewith), subject to official notice of issuance, in each case, as promptly as reasonably practicable after the date of this Agreement, and in any event prior to the Effective Time.
Section 5.12   Trust Account. Upon satisfaction or, to the extent permitted by applicable Law, waiver of the conditions set forth in Article 6 and provision of notice thereof to the Trustee, (a) at the Closing, Longview shall (i) cause the documents, certificates and notices required to be delivered to the Trustee pursuant to the Trust Agreement to be so delivered, and (ii) make all appropriate arrangements to cause the Trustee to (A) pay as and when due all amounts, if any, payable to the Public Stockholders of Longview pursuant to the Longview Stockholder Redemption, (B) pay the amounts due to the underwriters of

Longview’s initial public offering for their deferred underwriting commissions as set forth in the Trust Agreement and (C) immediately thereafter, pay all remaining amounts then available in the Trust Account to Longview in accordance with the Trust Agreement, and (b) thereafter, the Trust Account shall terminate, except as otherwise provided therein.
Section 5.13   Transaction Support Agreements; Company Stockholder Approval; PIPE Investor Subscription Agreements.
(a)   As promptly as reasonably practicable (and in any event within one Business Day) following the date of this Agreement (the “Transaction Support Agreement Deadline”), the Company shall deliver, or cause to be delivered, to Longview the Transaction Support Agreements duly executed by each Supporting Company Stockholder.
(b)   As promptly as reasonably practicable (and in any event within two Business Days) following the time at which the Registration Statement / Proxy Statement is declared effective under the Securities Act (the “Company Stockholder Written Consent Deadline”), the Company shall obtain and deliver to Longview a true and correct copy of a written consent (in form and substance reasonably satisfactory to Longview) approving this Agreement, the Ancillary Documents to which the Company is or will be a party and the transactions contemplated hereby and thereby (including the Merger) that is duly executed by the Company Stockholders that hold at least the requisite number of issued and outstanding Company Stock required to approve and adopt such matters in accordance with the DGCL, the Company’s Governing Documents and the Company Stockholders Agreements (the “Company Stockholder Written Consent”). The Company, through its board of directors, shall recommend to the holders of Company Stock the approval and adoption of this Agreement and the transactions contemplated by this Agreement (including the Merger).
(c)   Longview may not terminate, modify or waive any provisions of any PIPE Investor Subscription Agreement or the Forward Purchase Agreement without the prior written consent of the Company; provided that any modification or waiver that is solely ministerial in nature or otherwise immaterial and does not affect any economic or any other material term of any PIPE Investor Subscription Agreement or the Forward Purchase Agreement shall not require the prior written consent of the Company.
Section 5.14   Longview Indemnification; Directors’ and Officers’ Insurance.
(a)   Each Party agrees that (i) all rights to indemnification or exculpation now existing in favor of the directors and officers of each Longview Party, as provided in the applicable Longview Party’s Governing Documents or otherwise in effect as of immediately prior to the Effective Time, in either case, solely with respect to any matters occurring on or prior to the Effective Time shall survive the transactions contemplated by this Agreement and shall continue in full force and effect from and after the Effective Time for a period of six (6) years and (ii) Longview will perform and discharge, or cause to be performed and discharged, all obligations to provide such indemnity and exculpation during such six (6)-year period. To the maximum extent permitted by applicable Law, during such six (6)-year period, Longview shall advance, or caused to be advanced, expenses in connection with such indemnification as provided in the applicable Longview Party’s Governing Documents or other applicable agreements as in effect immediately prior to the Effective Time. The indemnification and liability limitation or exculpation provisions of the Longview Parties’ Governing Documents shall not, during such six (6)-year period, be amended, repealed or otherwise modified after the Effective Time in any manner that would materially and adversely affect the rights thereunder of individuals who, as of immediately prior to the Effective Time, or at any time prior to such time, were directors or officers of any Longview Party (the “Longview D&O Persons”) entitled to be so indemnified, have their liability limited or be exculpated with respect to any matters occurring on or prior to the Effective Time and relating to the fact that such Longview D&O Person was a director or officer of any Longview Party immediately prior to the Effective Time, unless such amendment, repeal or other modification is required by applicable Law.
(b)   Longview shall not have any obligation under this Section 5.14 to any Longview D&O Person when and if a court of competent jurisdiction shall ultimately determine (and such determination shall have become final and non-appealable) that the indemnification of such Longview D&O Person in the manner contemplated hereby is prohibited by applicable Law.

(c)   For a period of six (6) years after the Effective Time, Longview shall maintain, without any lapses in coverage, directors’ and officers’ liability insurance for the benefit of those Persons who are currently covered by any comparable insurance policies of the Longview Parties as of the date of this Agreement with respect to matters occurring on or prior to the Effective Time. Such insurance policies shall provide coverage on terms (with respect to coverage and amount) that are substantially the same as (and no less favorable in the aggregate to the insured than) the coverage provided under Longview’s directors’ and officers’ liability insurance policies as of the date of this Agreement. Alternatively, Longview shall purchase a six-year extended reporting period or tail insurance policy that affords coverage which is comparable to Longview’s existing directors’ and officers’ liability insurance program and which insures those Persons who are currently covered under Longview’s existing directors’ and officers’ liability insurance program. In either event, Longview shall not be obligated to pay annual premiums in excess of three hundred percent (300%) of the most recent annual premium paid by Longview prior to the date of this Agreement and, in such event, Longview shall purchase the maximum coverage available for three hundred percent (300%) of the most recent annual premium paid by Longview prior to the date of this Agreement.
(d)   If Longview or any of its successors or assigns (i) shall merge or consolidate with or merge into any other corporation or entity and shall not be the surviving or continuing corporation or entity of such consolidation or merger or (ii) shall transfer all or substantially all of their respective properties and assets as an entity in one or a series of related transactions to any Person, then in each such case, proper provisions shall be made so that the successors or assigns of Longview shall assume all of the obligations set forth in this Section 5.14.
(e)   The Longview D&O Persons entitled to the indemnification, liability limitation, exculpation and insurance set forth in this Section 5.14 are intended to be third-party beneficiaries of this Section 5.14. This Section 5.14 shall survive the consummation of the transactions contemplated by this Agreement and shall be binding on all successors and assigns of Longview.
Section 5.15   Company Indemnification; Directors’ and Officers’ Insurance.
(a)   Each Party agrees that (i) all rights to indemnification or exculpation now existing in favor of the directors and officers of the Group Companies, as provided in the Group Companies’ Governing Documents or otherwise in effect as of immediately prior to the Effective Time, in either case, solely with respect to any matters occurring on or prior to the Effective Time, shall survive the transactions contemplated by this Agreement and shall continue in full force and effect from and after the Effective Time for a period of six (6) years and (ii) Longview will cause the applicable Group Companies to perform and discharge all obligations to provide such indemnity and exculpation during such six (6)-year period. To the maximum extent permitted by applicable Law, during such six (6)-year period, Longview shall cause the applicable Group Companies to advance expenses in connection with such indemnification as provided in the Group Companies’ Governing Documents or other applicable agreements in effect as of immediately prior to the Effective Time. The indemnification and liability limitation or exculpation provisions of the Group Companies’ Governing Documents shall not, during such six (6)-year period, be amended, repealed or otherwise modified after the Effective Time in any manner that would materially and adversely affect the rights thereunder of individuals who, as of the Effective Time or at any time prior to the Effective Time, were directors or officers of the Group Companies (the “Company D&O Persons”) entitled to be so indemnified, have their liability limited or be exculpated with respect to any matters occurring prior to Closing and relating to the fact that such Company D&O Person was a director or officer of any Group Company prior to the Effective Time, unless such amendment, repeal or other modification is required by applicable Law.
(b)   None of Longview or the Group Companies shall have any obligation under this Section 5.15 to any Company D&O Person when and if a court of competent jurisdiction shall ultimately determine (and such determination shall have become final and non-appealable) that the indemnification of such Company D&O Person in the manner contemplated hereby is prohibited by applicable Law.
(c)   The Company shall purchase, at or prior to the Closing, and Longview shall maintain, or cause to be maintained, in effect for a period of six (6) years after the Effective Time, without lapses in coverage, a “tail” policy providing directors’ and officers’ liability insurance coverage for the benefit of those Persons who are currently covered by any comparable insurance policies of the Group Companies as of the date of this Agreement with respect to matters occurring on or prior to the Effective Time (the “Company D&O Tail

Policy”). Such “tail” policy shall provide coverage on terms (with respect to coverage and amount) that are substantially the same as (and no less favorable in the aggregate to the insured than) the coverage provided under the Group Companies’ directors’ and officers’ liability insurance policies as of the date of this Agreement; provided that none of the Company, Longview or any of their respective Affiliates shall pay a premium for such “tail” policy in excess of three hundred percent (300%) of the most recent annual premium paid by the Group Companies prior to the date of this Agreement and, in such event, the Company, Longview or one of their respective Affiliates shall purchase the maximum coverage available for three hundred percent (300%) of the most recent annual premium paid by the Group Companies prior to the date of this Agreement.
(d)   If Longview or any of its successors or assigns (i) shall merge or consolidate with or merge into any other corporation or entity and shall not be the surviving or continuing corporation or entity of such consolidation or merger or (ii) shall transfer all or substantially all of their respective properties and assets as an entity in one or a series of related transactions to any Person, then in each such case, proper provisions shall be made so that the successors or assigns of Longview shall assume all of the obligations set forth in this Section 5.15.
(e)   The Company D&O Persons entitled to the indemnification, liability limitation, exculpation and insurance set forth in this Section 5.15 are intended to be third-party beneficiaries of this Section 5.15. This Section 5.15 shall survive the consummation of the transactions contemplated by this Agreement and shall be binding on all successors and assigns of Longview.
Section 5.16   Post-Closing Directors and Officers.
(a)   Longview shall take all such action within its power as may be necessary or appropriate such that effective immediately after the Effective Time (i) the Longview Board shall initially consist of seven (7) directors; (ii) the members of the Longview Board are the individuals determined in accordance with Section 5.16(b) and Section 5.16(c); (iii) the members of the compensation committee, audit committee and nominating committee of the Longview Board are the individuals determined in accordance with Section 5.16(c); and (iv) the officers of Longview are the individuals determined in accordance with Section 5.16(e).
(b)   Longview shall designate one (1) individual to serve as a director on the Longview Board immediately after the Effective Time.
(c)   The Company shall designate six (6) individuals to serve as directors on the Longview Board immediately after the Effective Time.
(d)   Immediately after the Effective Time, the individuals designated by Longview and the Company shall serve on the committee(s) of the Longview Board as set forth opposite his or her name.
(e)   Immediately after the Effective Time, the individuals designated by Longview and the Company shall be the officers of Longview, with each such individual holding the title set forth opposite his or her name.
Section 5.17   PCAOB Financials.
(a)   As promptly as reasonably practicable, the Company shall deliver to Longview (i) the Closing Company Audited Financial Statements, and (ii) any other audited or unaudited consolidated balance sheets and the related audited or unaudited consolidated statements of operations and comprehensive loss, convertible preferred stock and stockholders’ deficit and cash flows of the Group Companies as of and for a year-to-date period ended as of the end of any other different fiscal quarter (and as of and for the same period from the previous fiscal year) or fiscal year (and as of and for the prior fiscal quarter), as applicable that is required to be included in the Registration Statement / Proxy Statement. All such financial statements, together with any audited or unaudited consolidated balance sheet and the related audited or unaudited consolidated statements of operations and comprehensive loss, convertible preferred stock and stockholders’ deficit and cash flows of the Group Companies as of and for a year-to-date period ended as of the end of a different fiscal quarter (and as of and for the same period from the previous fiscal year) or fiscal year (and as of and for the prior fiscal quarter) that is required to be included in the Registration Statement / Proxy

Statement (the “PCAOB Financial Statements”) (A) will fairly present in all material respects the financial position of the Group Companies as at the date thereof, and the results of its operations, stockholders’ equity and cash flows for the respective periods then ended (subject, in the case of any unaudited interim financial statements, to normal year-end audit adjustments (none of which is expected to be material) and the absence of footnotes), (B) will be prepared in conformity with GAAP applied on a consistent basis during the periods involved (except, in the case of any audited financial statements, as may be indicated in the notes thereto and subject, in the case of any unaudited financial statements, to normal year-end audit adjustments (none of which is expected to be material) and the absence of footnotes), (C) in the case of any audited financial statements, will be audited in accordance with the standards of the PCAOB and contain an unqualified report of the Company’s auditor and (D) will comply in all respects with the applicable accounting requirements and with the rules and regulations of the SEC, the Exchange Act and the Securities Act in effect as of the respective dates thereof (including Regulation S-X or Regulation S-K, as applicable).
(b)   The Company shall use its reasonable best efforts (i) to assist, upon advance written notice, during normal business hours and in a manner such as to not unreasonably interfere with the normal operation of any member of such Group Company, Longview in causing to be prepared in a timely manner any other financial information or statements (including customary pro forma financial statements) that are required to be included in the Registration Statement / Proxy Statement and any other filings to be made by Longview with the SEC in connection with the transactions contemplated by this Agreement or any Ancillary Document and (ii) to obtain the consents of its auditors with respect thereto as may be required by applicable Law or requested by the SEC.
Section 5.18   Longview Incentive Equity Plan;. Prior to the effectiveness of the Registration Statement / Proxy Statement, the Longview Board shall approve and adopt an equity incentive plan, in substantially the form attached hereto as Exhibit G and with any changes or modifications thereto as the Company and Longview may mutually agree (such agreement not to be unreasonably withheld, conditioned or delayed by either the Company or Longview, as applicable) (the “Longview Incentive Equity Plan”), in the manner prescribed under applicable Laws, effective as of one day prior to the Closing Date, reserving a number of shares of Longview Common Stock for grant thereunder equal to (i) eleven percent (11%) of the number of shares of Longview Common Stock outstanding following the Closing after giving effect to the Merger and the transactions contemplated hereby, including, without limitation, the PIPE Financing and any issuance of Longview Common Stock pursuant to the Forward Purchase Agreement, if any (less a number of shares of Longview Class A Common Stock equal to 2,506,938 multiplied by 1.0383), plus (ii) the number of Allowed Awards not yet granted as of immediately prior to the Effective Time, if any. The Longview Incentive Equity Plan will provide that the Longview Common Stock reserved for issuance thereunder will automatically increase annually on the first day of each fiscal year beginning with the 2021 fiscal year in an amount equal to four percent (4%) of Longview Common Stock outstanding on the last day of the immediately preceding fiscal year or such lesser amount as determined by the administrator of the Longview Incentive Equity Plan.
Section 5.19   FIRPTA Certificates. At or prior to the Closing, the Company shall deliver, or cause to be delivered, to Longview (a) a certificate, duly executed by the Company, complying with Treasury Regulations Section 1.1445-2(c)(3), together with evidence that the Company has provided notice to the Internal Revenue Service in accordance with the provisions of Treasury Regulations Section 1.897-2(h)(2), in each case, in a form and substance reasonably acceptable to Longview and (b) an IRS Form W-9 duly executed by the Company.
ARTICLE 6
CONDITIONS TO CONSUMMATION OF THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT
Section 6.1   Conditions to the Obligations of the Parties. The obligations of the Parties to consummate the transactions contemplated by this Agreement are subject to the satisfaction or, if permitted by applicable Law, waiver by the Party for whose benefit such condition exists of the following conditions:
(a)   the applicable waiting period under the HSR Act relating to the transactions contemplated by this Agreement shall have expired or been terminated;

(b)   no Order or Law issued by any court of competent jurisdiction or other Governmental Entity or other legal restraint or prohibition preventing the consummation of the transactions contemplated by this Agreement shall be in effect;
(c)   the Registration Statement / Proxy Statement shall have become effective in accordance with the provisions of the Securities Act, no stop order shall have been issued by the SEC and shall remain in effect with respect to the Registration Statement / Proxy Statement, and no proceeding seeking such a stop order shall have been threatened or initiated by the SEC and remain pending;
(d)   the Company Stockholder Written Consent shall have been obtained;
(e)   the Required Longview Stockholder Approval shall have been obtained; and
(f)   after giving effect to the transactions contemplated hereby (including the PIPE Financing), Longview shall have at least $5,000,001 of net tangible assets (as determined in accordance with Rule 3a51-1(g)(1) of the Exchange Act) immediately after the Effective Time.
Section 6.2   Other Conditions to the Obligations of the Longview Parties. The obligations of the Longview Parties to consummate the transactions contemplated by this Agreement are subject to the satisfaction or, if permitted by applicable Law, waiver by Longview (on behalf of itself and the other Longview Parties) of the following further conditions:
(a)   (i) the Company Fundamental Representations (other than the representations and warranties set forth in Section 3.2(a) and Section 3.8(a)) and the representations and warranties of the Company set forth in Section 3.16(n) shall be true and correct (without giving effect to any limitation as to “materiality” or “Company Material Adverse Effect” or any similar limitation set forth herein) in all material respects as of the Closing Date, as though made on and as of the Closing Date (except to the extent that any such representation and warranty is made as of an earlier date, in which case such representation and warranty shall be true and correct in all material respects as of such earlier date), (ii) the representations and warranties set forth in Section 3.2(a) shall be true and correct in all respects (except for de minimis inaccuracies) as of the Closing Date, as though made on and as of the Closing Date (except to the extent that any such representation and warranty is made as of an earlier date, in which case such representation and warranty shall be true and correct in all respects (except for de minimis inaccuracies) as of such earlier date), (iii) the representations and warranties set forth in Section 3.8(a) shall be true and correct in all respects as of the Closing Date, as though made on and as of the Closing Date (except to the extent that any such representation and warranty is made as of an earlier date, in which case such representation and warranty shall be true and correct in all respects as of such earlier date); provided, however, that this clause (iii) shall be deemed to be satisfied if no Company Material Adverse Effect is continuing, and (iv) the representations and warranties of the of the Company set forth in Article 3 (other than the Company Fundamental Representations and the representations and warranties of the Company set forth in Section 3.16(n)) shall be true and correct (without giving effect to any limitation as to “materiality” or “Company Material Adverse Effect” or any similar limitation set forth herein) in all respects as of the Closing Date, as though made on and as of the Closing Date (except to the extent that any such representation and warranty is made as of an earlier date, in which case such representation and warranty shall be true and correct in all respects as of such earlier date), except where the failure of such representations and warranties to be true and correct, taken as a whole, does not cause a Company Material Adverse Effect;
(b)   the Company shall have performed and complied in all material respects with the covenants and agreements required to be performed or complied with by the Company under this Agreement at or prior to the Closing;
(c)   since the date of this Agreement, no Company Material Adverse Effect has occurred that is continuing;
(d)   at or prior to the Closing, the Company shall have delivered, or caused to be delivered, to Longview the following documents:
(i) a certificate duly executed by an authorized officer of the Company, dated as of the Closing Date, to the effect that the conditions specified in Section 6.2(a), Section 6.2(b) and Section 6.2(c) are satisfied, in a form and substance reasonably satisfactory to Longview; and

(ii) the Advisory Agreement duly executed by Dr. Jonathan M. Rothberg.
Section 6.3   Other Conditions to the Obligations of the Company. The obligations of the Company to consummate the transactions contemplated by this Agreement are subject to the satisfaction or, if permitted by applicable Law, waiver by the Company of the following further conditions:
(a)   (i) the Longview Fundamental Representations (other than the representations and warranties set forth in Section 4.6(a)) and the representations and warranties of the Longview Parties set forth in Section 4.15(h) shall be true and correct in all material respects as of the Closing Date, as though made on and as of the Closing Date (except to the extent that any such representation and warranty is made as of an earlier date, in which case such representation and warranty shall be true and correct in all material respects as of such earlier date), (ii) the representations and warranties set forth in Section 4.6(a) shall be true and correct in all respects (except for de minimis inaccuracies) as of the Closing Date, as though made on and as of the Closing Date (except to the extent that any such representation and warranty is made as of an earlier date, in which case such representation and warranty shall be true and correct in all respects (except for de minimis inaccuracies) as of such earlier date), (iii) the representations and warranties of the Longview Parties (other than the Longview Fundamental Representations and the representations and warranties of the Longview Parties set forth in Section 4.15(h)) contained in Article 4 of this Agreement shall be true and correct (without giving effect to any limitation as to “materiality” or “Longview Material Adverse Effect” or any similar limitation set forth herein) in all respects as of the Closing Date, as though made on and as of the Closing Date (except to the extent that any such representation and warranty is made as of an earlier date, in which case such representation and warranty shall be true and correct as of such earlier date), except where the failure of such representations and warranties to be true and correct, taken as a whole, does not cause an Longview Material Adverse Effect;
(b)   the Longview Parties shall have performed and complied in all material respects with the covenants and agreements required to be performed or complied with by them under this Agreement at or prior to the Closing;
(c)   the Aggregate Transaction Proceeds shall be equal to or greater than $250,000,000;
(d)   Longview’s listing application with the NYSE in connection with the transactions contemplated by this Agreement shall have been approved and, immediately following the Effective Time, Longview shall satisfy any applicable listing requirements of the NYSE, and Longview shall not have received any notice of non-compliance therewith that has not been cured or would not be cured at or immediately following the Effective Time, and the Longview Common Stock (including, for the avoidance of doubt, the Longview Common Stock to be issued pursuant to the Merger) shall have been approved for listing on the NYSE;
(e)   the Longview Board shall consist of the number of directors, and be comprised of the individuals, determined pursuant to Section 5.16(a)(i) and (ii);
(f)   at or prior to the Closing, Longview shall have delivered, or caused to be delivered, the following documents to the Company:
(i) a certificate duly executed by an authorized officer of Longview, dated as of the Closing Date, to the effect that the conditions specified in Section 6.3(a) and Section 6.3(b) are satisfied, in a form and substance reasonably satisfactory to the Company;
(ii) the Advisory Agreement duly executed by Longview; and
(iii) the Registration Rights Agreement duly executed by Longview.
Section 6.4   Frustration of Closing Conditions. The Company may not rely on the failure of any condition set forth in this Article 6 to be satisfied if such failure was proximately caused by the Company’s failure to use reasonable best efforts to cause the Closing to occur, as required by Section 5.2. None of the Longview Parties may rely on the failure of any condition set forth in this Article 6 to be satisfied if such failure was proximately caused by an Longview Party’s failure to use reasonable best efforts to cause the Closing to occur, as required by Section 5.2.

ARTICLE 7
TERMINATION
Section 7.1   Termination. This Agreement may be terminated and the transactions contemplated by this Agreement may be abandoned at any time prior to the Closing:
(a)   by mutual written consent of Longview and the Company;
(b)   by Longview, if any of the representations or warranties set forth in Article 3 shall not be true and correct or if the Company has failed to perform any covenant or agreement on the part of the Company set forth in this Agreement (including an obligation to consummate the Closing) such that the condition to Closing set forth in either Section 6.2(a) or Section 6.2(b) could not be satisfied and the breach or breaches causing such representations or warranties not to be true and correct, or the failures to perform any covenant or agreement, as applicable, is (or are) not cured or cannot be cured within the earlier of (i) thirty (30) days after written notice thereof is delivered to the Company by Longview, and (ii) the Termination Date; provided, however, that none of the Longview Parties is then in breach of this Agreement so as to prevent the condition to Closing set forth in either Section 6.3(a) or Section 6.3(b) from being satisfied;
(c)   by the Company, if any of the representations or warranties set forth in Article 4 shall not be true and correct or if any Longview Party has failed to perform any covenant or agreement on the part of such applicable Longview Party set forth in this Agreement (including an obligation to consummate the Closing) such that the condition to Closing set forth in either Section 6.3(a) or Section 6.3(b) could not be satisfied and the breach or breaches causing such representations or warranties not to be true and correct, or the failures to perform any covenant or agreement, as applicable, is (or are) not cured or cannot be cured within the earlier of (i) thirty (30) days after written notice thereof is delivered to Longview by the Company and (ii) the Termination Date; provided, however, the Company is not then in breach of this Agreement so as to prevent the condition to Closing set forth in Section 6.2(a) or Section 6.2(b) from being satisfied;
(d)   by either Longview or the Company, if the transactions contemplated by this Agreement shall not have been consummated on or prior to May 15, 2021 (the “Termination Date”); provided, that (i) the right to terminate this Agreement pursuant to this Section 7.1(d) shall not be available to Longview if any Longview Party’s breach of any of its covenants or obligations under this Agreement shall have proximately caused the failure to consummate the transactions contemplated by this Agreement on or before the Termination Date, and (ii) the right to terminate this Agreement pursuant to this Section 7.1(d) shall not be available to the Company if the Company’s breach of its covenants or obligations under this Agreement shall have proximately caused the failure to consummate the transactions contemplated by this Agreement on or before the Termination Date;
(e)   by either Longview or the Company, if any Governmental Entity shall have issued an Order or taken any other action permanently enjoining, restraining or otherwise prohibiting the transactions contemplated by this Agreement and such Order or other action shall have become final and nonappealable;
(f)   by either Longview or the Company if the Longview Stockholders Meeting has been held (including any adjournment thereof), has concluded, Longview’s Stockholders have duly voted and the Required Longview Stockholder Approval was not obtained; or
(g)   by Longview, if the Company does not deliver, or cause to be delivered to Longview (i) a Transaction Support Agreement duly executed by each Supporting Company Stockholder in accordance with Section 5.13(a) on or prior to the Transaction Support Agreement Deadline or (ii) the Company Stockholder Written Consent in accordance with Section 5.13(b) on or prior to the Company Stockholder Written Consent Deadline.
Section 7.2   Effect of Termination. In the event of the termination of this Agreement pursuant to Section 7.1, this entire Agreement shall forthwith become void (and there shall be no Liability or obligation on the part of the Parties and their respective Non-Party Affiliates) with the exception of (a) Section 5.3(a), this Section 7.2, Article 8 and Article 1 (to the extent related to the foregoing), each of which shall survive such termination and remain valid and binding obligations of the Parties and (b) the Confidentiality Agreement, which shall survive such termination and remain valid and binding obligations of the parties thereto in accordance with their respective terms. Notwithstanding the foregoing or anything to the contrary herein, the termination of this Agreement pursuant to Section 7.1 shall not affect (i) any Liability on the part of any Party for any Willful Breach of any covenant or agreement set forth in this Agreement prior to such termination or Fraud or (ii) any Person’s Liability under any PIPE Investor Subscription Agreement, any Confidentiality Agreement, any Transaction Support Agreement or the Sponsor Letter Agreement to which he, she or it is a party to the extent arising from a claim against such Person by another Person party to such agreement on the terms and subject to the conditions thereunder.
ARTICLE 8
MISCELLANEOUS
Section 8.1   Non-Survival. Other than those representations, warranties and covenants set forth in Sections 2.1, 2.5, 3.25, 3.26, 4.16 and 4.18, each of which shall survive following the Effective Time, or as otherwise provided in the last sentence of this Section 8.1, each of the representations and warranties, and each of the agreements and covenants (to the extent such agreement or covenant contemplates or requires performance at or prior to the Effective Time), of the Parties set forth in this Agreement, shall terminate at the Effective Time, such that no claim for breach of any such representation, warranty, agreement or covenant, detrimental reliance or other right or remedy (whether in contract, in tort, at law, in equity or otherwise) may be brought with respect thereto after the Effective Time against any Party, any Company Non-Party Affiliate or any Longview Non-Party Affiliate. Each covenant and agreement contained herein that, by its terms, expressly contemplates performance after the Effective Time shall so survive the Effective Time in accordance with its terms, and each covenant and agreement contained in any Ancillary Document that, by its terms, expressly contemplates performance after the Effective Time shall so survive the Effective Time in accordance with its terms and any other provision in any Ancillary Document that expressly survives the Effective Time shall so survive the Effective Time in accordance with the terms of such Ancillary Document.
Section 8.2   Entire Agreement; Assignment. This Agreement (together with the Ancillary Documents) constitutes the entire agreement among the Parties with respect to the subject matter hereof and supersedes all other prior agreements and understandings, both written and oral, among the Parties with respect to the subject matter hereof. This Agreement may not be assigned by any Party (whether by operation of law or otherwise) without the prior written consent of (a) Longview and the Company prior to Closing and (b) Longview and the Sponsor after the Closing. Any attempted assignment of this Agreement not in accordance with the terms of this Section 8.2 shall be void.
Section 8.3   Amendment. This Agreement may be amended or modified only by a written agreement executed and delivered by (a) Longview and the Company prior to the Closing and (b) Longview and the Sponsor after the Closing. This Agreement may not be modified or amended except as provided in the immediately preceding sentence and any purported amendment by any Party or Parties effected in a manner which does not comply with this Section 8.3 shall be void, ab initio.
Section 8.4   Notices. All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be given (and shall be deemed to have been duly given) by delivery in person, by e-mail (having obtained electronic delivery confirmation thereof (i.e., an electronic record of the sender that the e-mail was sent to the intended recipient thereof without an “error” or similar message that such e-mail was not received by such intended recipient)), or by registered or certified mail (postage prepaid, return receipt requested) (upon receipt thereof) to the other Parties as follows:
(a)   If to any Longview Party, to:
c/o Longview Acquisition Corp.
767 Fifth Avenue, 44th Floor
New York, NY 10153
Attention: John Rodin
E-mail:
john@glenviewcapital.com

with a copy (which shall not constitute notice) to:
Ropes & Gray LLP
1211 Avenue of the Americas
New York, NY 10036
Attention: Carl P. Marcellino; Paul Tropp
E-mail:
carl.marcellino@ropesgray.com; paul.tropp@ropesgray.com

(b)   If to the Company, to:
Butterfly Network, Inc.
530 Old Whitfield Street
Guilford, CT 06437
Attention: Laurent Faracci
Email:
laurent@butterflynetinc.com

with a copy (which shall not constitute notice) to:
Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.
One Financial Center
Boston, MA 02111
Attention: Michael L. Fantozzi
E-mail:
MLFantozzi@mintz.com

or to such other address as the Party to whom notice is given may have previously furnished to the others in writing in the manner set forth above.
Section 8.5   Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware, without giving effect to any choice of law or conflict of law provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of the law of any jurisdiction other than the State of Delaware.
Section 8.6   Fees and Expenses. Except as otherwise set forth in this Agreement, all fees and expenses incurred in connection with this Agreement, the Ancillary Documents and the transactions contemplated hereby and thereby, including the fees and disbursements of counsel, financial advisors and accountants, shall be paid by the Party incurring such fees or expenses; provided that, for the avoidance of doubt, (a) if this Agreement is terminated in accordance with its terms, the Company shall pay, or cause to be paid, all Unpaid Company Expenses and Longview shall pay, or cause to be paid, all Unpaid Longview Expenses and (b) if the Closing occurs, then Longview shall pay, or cause to be paid, all Unpaid Company Expenses and all Unpaid Longview Expenses.
Section 8.7   Construction; Interpretation. The term “this Agreement” means this Business Combination Agreement together with the Schedules and Exhibits hereto, as the same may from time to time be amended, modified, supplemented or restated in accordance with the terms hereof. The headings set forth in this Agreement are inserted for convenience only and shall not affect in any way the meaning or interpretation of this Agreement. No Party, nor its respective counsel, shall be deemed the drafter of this Agreement for purposes of construing the provisions hereof, and all provisions of this Agreement shall be construed according to their fair meaning and not strictly for or against any Party. Unless otherwise indicated to the contrary herein by the context or use thereof: (a) the words, “herein,” “hereto,” “hereof” and words of similar import refer to this Agreement as a whole, including the Schedules and Exhibits, and not to any particular section, subsection, paragraph, subparagraph or clause set forth in this Agreement; (b) masculine gender shall also include the feminine and neutral genders, and vice versa; (c) words importing the singular shall also include the plural, and vice versa; (d) the words “include,” “includes” or “including” shall be deemed to be followed by the words “without limitation”; (e) references to “$” or “dollar” or “US$” shall be references to United States dollars; (f) the word “or” is disjunctive but not necessarily exclusive; (g) the words “writing”, “written” and comparable terms refer to printing, typing and other means of reproducing words (including electronic media) in a visible form; (h) the word “day” means calendar day unless Business Day is expressly specified; (i) the word “extent” in the phrase “to the extent” means the degree to which a subject or other thing extends, and such phrase shall not mean simply “if”; (j) all references to Articles, Sections, Exhibits or

Schedules are to Articles, Sections, Exhibits and Schedules of this Agreement; (k) the words “provided” or “made available” or words of similar import (regardless of whether capitalized or not) shall mean, when used with reference to documents or other materials required to be provided or made available to Longview, any documents or other materials posted to the electronic data room located www.securedocs.com under the project name “Project Clay” as of 5:00 p.m., Eastern Time, at least one (1) day prior to the date of this Agreement and any other documents or materials posted prior to the date hereof or delivered to Longview or its representatives which posting or delivery was acknowledged by email by Longview or its representatives; (l) all references to any Law will be to such Law as amended, supplemented or otherwise modified or re-enacted from time to time; and (m) all references to any Contract are to that Contract as amended or modified from time to time in accordance with the terms thereof (subject to any restrictions on amendments or modifications set forth in this Agreement). If any action under this Agreement is required to be done or taken on a day that is not a Business Day, then such action shall be required to be done or taken not on such day but on the first succeeding Business Day thereafter.
Section 8.8   Exhibits and Schedules. All Exhibits and Schedules, or documents expressly incorporated into this Agreement, are hereby incorporated into this Agreement and are hereby made a part hereof as if set out in full in this Agreement. The Schedules shall be arranged in sections and subsections corresponding to the numbered and lettered Sections and subsections set forth in this Agreement. Any item disclosed in the Company Disclosure Schedules or in the Longview Disclosure Schedules corresponding to any Section or subsection of Article 3 (in the case of the Company Disclosure Schedules) or Article 4 (in the case of the Longview Disclosure Schedules) shall be deemed to have been disclosed with respect to every other section and subsection of Article 3 (in the case of the Company Disclosure Schedules) or Article 4 (in the case of the Longview Disclosure Schedules), as applicable, where the relevance of such disclosure to such other Section or subsection is reasonably apparent on the face of the disclosure. The information and disclosures set forth in the Schedules that correspond to the section or subsections of Article 3 or Article 4 may not be limited to matters required to be disclosed in the Schedules, and any such additional information or disclosure is for informational purposes only and does not necessarily include other matters of a similar nature.
Section 8.9   Parties in Interest. This Agreement shall be binding upon and inure solely to the benefit of each Party and its successors and permitted assigns and, except as provided in Section 5.14, Section 5.15 and the two subsequent sentences of this Section 8.9, nothing in this Agreement, express or implied, is intended to or shall confer upon any other Person any rights, benefits or remedies of any nature whatsoever under or by reason of this Agreement. The Sponsor shall be an express third-party beneficiary of Section 8.2, Section 8.3, Section 8.14 and this Section 8.9 (to the extent related to the foregoing). Each of the Non-Party Affiliates shall be an express third-party beneficiary of Section 8.13 and this Section 8.9 (to the extent related to the foregoing).
Section 8.10   Severability. Whenever possible, each provision of this Agreement will be interpreted in such a manner as to be effective and valid under applicable Law, but if any term or other provision of this Agreement is held to be invalid, illegal or unenforceable under applicable Law, all other provisions of this Agreement shall remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any Party. Upon such determination that any term or other provision of this Agreement is invalid, illegal or unenforceable under applicable Law, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in an acceptable manner in order that the transactions contemplated hereby are consummated as originally contemplated to the greatest extent possible.
Section 8.11   Counterparts; Electronic Signatures. This Agreement and each Ancillary Document (including any of the closing deliverables contemplated hereby) may be executed in one or more counterparts, each of which shall be deemed to be an original, but all of which shall constitute one and the same agreement. Delivery of an executed counterpart of a signature page to this Agreement or any Ancillary Document (including any of the closing deliverables contemplated hereby) by e-mail, or scanned pages shall be effective as delivery of a manually executed counterpart to this Agreement or any such Ancillary Document.
Section 8.12   Knowledge of Company; Knowledge of Longview. For all purposes of this Agreement, the phrase “to the Company’s knowledge” and “known by the Company” and any derivations thereof shall mean as of the applicable date, the actual knowledge of the individuals set forth on Section 8.12(a) of the

Company Disclosure Schedules, assuming reasonable due inquiry and investigation of his or her direct reports. For all purposes of this Agreement, the phrase “to Longview’s knowledge” and “to the knowledge of Longview” and any derivations thereof shall mean as of the applicable date, the actual knowledge of the individuals set forth on Section 8.12(b) of the Longview Disclosure Schedules, assuming reasonable due inquiry and investigation of his or her direct reports. For the avoidance of doubt, none of the individuals set forth on Section 8.12(a) of the Company Disclosure Schedules or Section 8.12(b) of the Longview Disclosure Schedules shall have any personal Liability or obligations regarding such knowledge.
Section 8.13   No Recourse. Except for claims pursuant to any Ancillary Document by any party(ies) thereto against any Company Non-Party Affiliate or any Longview Non-Party Affiliate (each, a “Non-Party Affiliate”), and then solely with respect to claims against the Non-Party Affiliates that are party to the applicable Ancillary Document, each Party agrees on behalf of itself and on behalf of the Company Non-Party Affiliates, in the case of the Company, and the Longview Non-Party Affiliates, in the case of Longview, that (a) this Agreement may only be enforced against, and any action for breach of this Agreement may only be made against, the Parties, and no claims of any nature whatsoever arising under or relating to this Agreement, the negotiation hereof or its subject matter, or the transactions contemplated hereby shall be asserted against any Non-Party Affiliate, and (b) none of the Non-Party Affiliates shall have any Liability arising out of or relating to this Agreement, the negotiation hereof or its subject matter, or the transactions contemplated hereby, including with respect to any claim (whether in tort, contract or otherwise) for breach of this Agreement or in respect of any written or oral representations made or alleged to be made in connection herewith, as expressly provided herein, or for any actual or alleged inaccuracies, misstatements or omissions with respect to any information or materials of any kind furnished by the Company, Longview or any Non-Party Affiliate concerning any Group Company, any Longview Party, this Agreement or the transactions contemplated hereby.
Section 8.14   Extension; Waiver. The Company prior to the Closing and the Company and the Sponsor after the Closing may (a) extend the time for the performance of any of the obligations or other acts of the Longview Parties set forth herein, (b) waive any inaccuracies in the representations and warranties of the Longview Parties set forth herein or (c) waive compliance by the Longview Parties with any of the agreements or conditions set forth herein. Longview may (i) extend the time for the performance of any of the obligations or other acts of the Company, set forth herein, (ii) waive any inaccuracies in the representations and warranties of the Company set forth herein or (iii) waive compliance by the Company with any of the agreements or conditions set forth herein. Any agreement on the part of any such Party to any such extension or waiver shall be valid only if set forth in a written instrument signed on behalf of such Party. Any waiver of any term or condition shall not be construed as a waiver of any subsequent breach or a subsequent waiver of the same term or condition, or a waiver of any other term or condition of this Agreement. The failure of any Party to assert any of its rights hereunder shall not constitute a waiver of such rights.
Section 8.15   Waiver of Jury Trial. THE PARTIES EACH HEREBY WAIVES, TO THE FULLEST EXTENT PERMITTED BY LAW, ANY RIGHT TO TRIAL BY JURY OF ANY PROCEEDING, CLAIM, DEMAND, ACTION, OR CAUSE OF ACTION (I) ARISING UNDER THIS AGREEMENT OR UNDER ANY ANCILLARY DOCUMENT OR (II) IN ANY WAY CONNECTED WITH OR RELATED OR INCIDENTAL TO THE DEALINGS OF THE PARTIES IN RESPECT OF THIS AGREEMENT OR ANY ANCILLARY DOCUMENT OR ANY OF THE TRANSACTIONS RELATED HERETO OR THERETO OR ANY FINANCING IN CONNECTION WITH THE TRANSACTIONS CONTEMPLATED HEREBY OR ANY OF THE TRANSACTIONS CONTEMPLATED THEREBY, IN EACH CASE, WHETHER NOW EXISTING OR HEREAFTER ARISING, AND WHETHER IN CONTRACT, TORT, EQUITY, OR OTHERWISE. THE PARTIES EACH HEREBY AGREES AND CONSENTS THAT ANY SUCH PROCEEDING, CLAIM, DEMAND, ACTION OR CAUSE OF ACTION SHALL BE DECIDED BY COURT TRIAL WITHOUT A JURY AND THAT THE PARTIES MAY FILE AN ORIGINAL COUNTERPART OF A COPY OF THIS AGREEMENT WITH ANY COURT AS WRITTEN EVIDENCE OF THE CONSENT OF THE PARTIES HERETO TO THE WAIVER OF THEIR RIGHT TO TRIAL BY JURY. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (A) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (B) EACH SUCH PARTY UNDERSTANDS AND HAS CONSIDERED THE

IMPLICATIONS OF THIS WAIVER, (C) EACH SUCH PARTY MAKES THIS WAIVER VOLUNTARILY AND (D) EACH SUCH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 8.15.
Section 8.16   Submission to Jurisdiction. Each of the Parties irrevocably and unconditionally submits to the exclusive jurisdiction of the Chancery Court of the State of Delaware (or, if the Chancery Court of the State of Delaware declines to accept jurisdiction, any state or federal court within State of New York, New York County), for the purposes of any Proceeding, claim, demand, action or cause of action (a) arising under this Agreement or under any Ancillary Document or (b) in any way connected with or related or incidental to the dealings of the Parties in respect of this Agreement or any Ancillary Document or any of the transactions contemplated hereby or any of the transactions contemplated thereby, and irrevocably and unconditionally waives any objection to the laying of venue of any such Proceeding in any such court, and further irrevocably and unconditionally waives and agrees not to plead or claim in any such court that any such Proceeding has been brought in an inconvenient forum. Each Party hereby irrevocably and unconditionally waives, and agrees not to assert, by way of motion or as a defense, counterclaim or otherwise, in any Proceeding claim, demand, action or cause of action against such Party (i) arising under this Agreement or under any Ancillary Document or (ii) in any way connected with or related or incidental to the dealings of the Parties in respect of this Agreement or any Ancillary Document or any of the transactions contemplated hereby or any of the transactions contemplated thereby, (A) any claim that such Party is not personally subject to the jurisdiction of the courts as described in this Section 8.16 for any reason, (B) that such Party or such Party’s property is exempt or immune from the jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise) and (C) that (x) the Proceeding, claim, demand, action or cause of action in any such court is brought against such Party in an inconvenient forum, (y) the venue of such Proceeding, claim, demand, action or cause of action against such Party is improper or (z) this Agreement, or the subject matter hereof, may not be enforced against such Party in or by such courts. Each Party agrees that service of any process, summons, notice or document by registered mail to such party’s respective address set forth in Section 8.4 shall be effective service of process for any such Proceeding, claim, demand, action or cause of action.
Section 8.17   Remedies. Except as otherwise expressly provided herein, any and all remedies provided herein will be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by law or equity upon such Party, and the exercise by a Party of any one remedy will not preclude the exercise of any other remedy. The Parties agree that irreparable damage for which monetary damages, even if available, would not be an adequate remedy, would occur in the event that the Parties do not perform their respective obligations under the provisions of this Agreement (including failing to take such actions as are required of them hereunder to consummate the transactions contemplated by this Agreement) in accordance with their specific terms or otherwise breach such provisions. It is accordingly agreed that the Parties shall be entitled to seek an injunction or injunctions, specific performance and other equitable relief to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement, in each case, without posting a bond or undertaking and without proof of damages and this being in addition to any other remedy to which they are entitled at law or in equity. Each of the Parties agrees that it will not oppose the granting of an injunction, specific performance and other equitable relief when expressly available pursuant to the terms of this Agreement on the basis that the other parties have an adequate remedy at law or an award of specific performance is not an appropriate remedy for any reason at law or equity.
Section 8.18   Trust Account Waiver. Reference is made to the final prospectus of Longview, filed with the SEC (File Nos. 333-237960) on May 22, 2020 (the “Prospectus”). The Company acknowledges and agrees and understands that Longview has established a trust account (the “Trust Account”) containing the proceeds of its initial public offering (the “IPO”) and from certain private placements occurring simultaneously with the IPO (including interest accrued from time to time thereon) for the benefit of Longview’s public stockholders (including overallotment shares acquired by Longview’s underwriters, the “Public Stockholders”), and Longview may disburse monies from the Trust Account only in the express circumstances described in the Prospectus. For and in consideration of Longview entering into this Agreement, and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the Company hereby agrees on behalf of itself and its Representatives that, notwithstanding the foregoing or anything to the contrary in this Agreement, none of the Company nor any of it Representatives does now or shall at any time hereafter have any right, title, interest or claim of any kind in or to any monies in the Trust Account or distributions therefrom, or make any claim against the Trust Account (including any distributions therefrom), regardless of whether such claim arises as a result of, in connection with or relating in any way to, this Agreement or any proposed or actual business relationship between Longview or any of its Representatives, on the one hand, and, the Company or any of its Representatives, on the other hand, or any other matter, and regardless of whether such claim arises based on contract, tort, equity or any other theory of legal liability (any and all such claims are collectively referred to hereafter as the “Trust Account Released Claims”). The Company, on its own behalf and on behalf of its Representatives, hereby irrevocably waives any Trust Account Released Claims that it or any of its Representatives may have against the Trust Account (including any distributions therefrom) now or in the future as a result of, or arising out of, any negotiations, or Contracts with Longview or its Representatives and will not seek recourse against the Trust Account (including any distributions therefrom) for any reason whatsoever (including for an alleged breach of any agreement with Longview or its Affiliates).
*    *    *    *    *

IN WITNESS WHEREOF, each of the Parties has caused this Business Combination Agreement to be duly executed on its behalf as of the day and year first above written.
LONGVIEW ACQUISITION CORP.
By: /s/ John Rodin
Name: John Rodin
Title:  Chief Executive Officer
CLAY MERGER SUB, INC.
By: /s/ John Rodin
Name: John Rodin
Title:  Chief Executive Officer
[Signature Page to Business Combination Agreement]

IN WITNESS WHEREOF, each of the Parties has caused this Business Combination Agreement to be duly executed on its behalf as of the day and year first above written.
BUTTERFLY NETWORK, INC.
By: /s/ Jonathan M. Rothberg
Name: Jonathan M. Rothberg
Title:  Chairman of the Board
[Signature Page to Business Combination Agreement]

Schedule A
PIPE Investors
[See attached.]

Schedule B
Supporting Company Persons
[See attached.]

Schedule C
Convertible Noteholders
[See attached.]

Schedule D
Required Governing Documents Proposals
Advisory Charter Amendment Proposal A — Under the Proposed Charter, New Butterfly will be authorized to issue 628,000,000 shares of capital stock, consisting of (i) 600,000,000 shares of New Butterfly Class A common stock, par value $0.0001 per share, (ii) 27,000,000 shares of New Butterfly Class B common stock, par value $0.0001 per share, and (iii) 1,000,000 shares of preferred stock, par value $0.0001 per share, as opposed to the Current Charter, which authorizes Longview to issue 221,000,000 shares of capital stock, consisting of (a) 220,000,000 shares of common stock, including 200,000,000 shares of Longview Class A common stock, par value $0.0001 per share, and 20,000,000 shares of Longview Class B common stock, par value $0.0001 per share, and (b) 1,000,000 shares of Longview preferred stock, par value $0.0001 per share;
Advisory Charter Amendment Proposal B — Under the Proposed Charter, holders of shares of New Butterfly Class A common stock will be entitled to cast one vote per share of New Butterfly Class A common stock and holders of shares of New Butterfly Class B common stock will be entitled to cast 20 votes per share of New Butterfly Class B common stock on each matter properly submitted to New Butterfly’s stockholders entitled to vote, as opposed to the Current Charter, which provides that each share of Longview Class A common stock and Longview Class B common stock is entitled to one vote per share on each matter properly submitted to Longview’s stockholders entitled to vote;
Advisory Charter Amendment Proposal C — Under the Proposed Charter, any action required or permitted to be taken by the stockholders of New Butterfly may be taken by written consent until the time the issued and outstanding shares of New Butterfly Class B common stock represent less than 50% of the voting power of the then outstanding shares of capital stock of New Butterfly that would be entitled to vote for the election of directors, as opposed to the Bylaws of Longview, which permit holders of Longview capital stock to take stockholder action by written consent;
Advisory Charter Amendment Proposal D — Amendments to certain provisions of the Proposed Charter relating to the rights of New Butterfly Class A common stock and New Butterfly Class B common stock will require (i) so long as any shares of New Butterfly Class B common stock remain outstanding, the affirmative vote of the holders of at least two-thirds of the outstanding shares of New Butterfly Class B common stock, voting as a separate class, (ii) so long as any shares of New Butterfly Class A common stock remain outstanding, the affirmative vote of the holders of a majority of the outstanding shares of New Butterfly Class A common stock, voting as a separate class, and (iii) the affirmative vote of the holders of a majority of the voting power of the then outstanding capital stock of New Butterfly entitled to vote generally in the election of directors, voting together as a single class, as opposed to the Current Charter, which only requires such an amendment to be approved by stockholders in accordance with Delaware law (except that, prior to Longview’s initial business combination, amendments to those provisions of the Current Charter relating to an initial business combination require the affirmative vote of the holders of at least 65% of shares of Longview Class A common stock and Longview Class B common stock (collectively, “Longview common stock”) then outstanding);
Advisory Charter Amendment Proposal E — The New Butterfly Bylaws may be amended, altered or repealed or adopted either (x) by the affirmative vote of a majority of the board of directors of New Butterfly (the “New Butterfly Board”) present at any regular or special meeting of the New Butterfly Board at which a quorum is present or (y) (i) when outstanding New Butterfly Class B common stock represents less than 50% of the voting power of the then outstanding shares of capital stock of New Butterfly that would be entitled to vote for the election of directors, the affirmative vote of the holders of at least two-thirds of the voting power of the capital stock of New Butterfly that would be entitled to vote in the election of directors or, prior to such time, (ii) the affirmative vote of the holders of a majority of the voting power of the outstanding capital stock of New Butterfly that would be entitled to vote in the election of directors, as opposed to the Bylaws of Longview, which may be amended by the approval of a majority of the board of directors of Longview (the “Longview Board”) or by the affirmative vote of the holders of a majority of the voting power of all outstanding shares of Longview common stock entitled to vote general in the election of directors;

Advisory Charter Amendment Proposal F — The Proposed Charter provides that the number of directors will be fixed and may be modified by the New Butterfly Board, provided that the number of directors cannot exceed a certain threshold without the affirmative vote of the holders of (x) at least two-thirds of the voting power of the capital stock of New Butterfly that would be entitled to vote in the election of directors when outstanding New Butterfly Class B common stock represents less than 50% of the voting power of the then outstanding shares of capital stock of New Butterfly that would be entitled to vote for the election of directors, or, prior to such time, (y) a majority of the voting power of the outstanding capital stock of New Butterfly that would be entitled to vote in the election of directors, as opposed to the Current Charter, which provides that the number of directors will be determined by the Longview Board.

Exhibit A
Form of Longview Certificate of Incorporation
[See attached.]

FORM OF SECOND AMENDED AND RESTATED
CERTIFICATE OF INCORPORATION OF
LONGVIEW ACQUISITION CORP.
Longview Acquisition Corp., a corporation organized and existing under the General Corporation Law of the State of Delaware (the “DGCL”), hereby certifies as follows:
1. The name of this corporation is Longview Acquisition Corp. The date of the filing of its original certificate of incorporation with the Secretary of State of the State of Delaware was February 4, 2020.
2. This Second Amended and Restated Certificate of Incorporation, which restates, integrates and further amends the certificate of incorporation of this corporation as heretofore amended and restated, has been duly adopted by the corporation in accordance with Sections 228, 242 and 245 of the DGCL and shall be effective at [•] Eastern time on [•].
3. The certificate of incorporation of this corporation is hereby amended and restated in its entirety to read as follows:
ARTICLE I
NAME
The name of the corporation is “Butterfly Network, Inc.” (hereinafter called the “Corporation”).
ARTICLE II
REGISTERED OFFICE AND AGENT
The address of the Corporation’s registered office in the State of Delaware is c/o Corporation Service Company, 251 Little Falls Drive, Wilmington New Castle County, Delaware 19808. The name of its registered agent at such address is Corporation Service Company.
ARTICLE III
PURPOSE
The purpose of the Corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of the State of Delaware or any applicable successor act thereto, as the same may be amended from time to time (the “DGCL”).
ARTICLE IV
CAPITAL STOCK
The total number of shares of all classes of capital stock which the Corporation shall have authority to issue is 628,000,000 shares, consisting of 600,000,000 shares of Class A Common Stock, par value $0.0001 per share (“Class A Common Stock”), 27,000,000 shares of Class B Common Stock, par value $0.0001 per share (“Class B Common Stock”), and 1,000,000 shares of Preferred Stock, par value $0.0001 per share (“Preferred Stock”). The number of authorized shares of Class A Common Stock, Class B Common Stock or Preferred Stock may be increased or decreased (but not below (i) the number of shares thereof then outstanding and (ii) with respect to the Class A Common Stock, the number of shares of Class A Common Stock reserved pursuant to Section 8 of Part A of this Article IV) by the affirmative vote of the holders of capital stock representing a majority of the voting power of all the then-outstanding shares of capital stock of the Corporation entitled to vote thereon irrespective of the provisions of Section 242(b)(2) of the DGCL.
The following is a statement of the designations and the powers, preferences, privileges and rights, and the qualifications, limitations or restrictions thereof in respect of each class of capital stock of the Corporation.

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A.   CLASS A COMMON STOCK AND CLASS B COMMON STOCK.
Unless otherwise indicated, references to “Sections” or “Subsections” in this Part A of this Article IV refer to sections and subsections of Part A of this Article IV.
1. Equal Status; General.   Except as otherwise provided in this Second Amended and Restated Certificate of Incorporation (as amended and/or restated from time to time, including pursuant to any Preferred Stock Designation (as defined below), this “Amended and Restated Certificate of Incorporation”) or required by applicable law, shares of Class A Common Stock and Class B Common Stock shall have the same rights, privileges and powers, rank equally (including as to dividends and distributions, and upon any liquidation, dissolution, distribution of assets or winding up of the Corporation), share ratably and be identical in all respects and as to all matters. The voting, dividend, liquidation and other rights, powers and preferences of the holders of Class A Common Stock and Class B Common Stock are subject to and qualified by the rights, powers and preferences of the holders of the Preferred Stock of any series as may be designated by the Board of Directors of the Corporation (the “Board”) upon any issuance of the Preferred Stock of any series.
2. Voting.   Except as otherwise required by applicable law, at all meetings of stockholders and on all matters submitted to a vote of stockholders of the Corporation generally, each holder of Class A Common Stock, as such, shall have the right to one (1) vote per share of Class A Common Stock held of record by such holder and each holder of Class B Common Stock, as such, shall have the right to twenty (20) votes per share of Class B Common Stock held of record by such holder. Except as otherwise required by applicable law or provided in this Amended and Restated Certificate of Incorporation, the holders of shares of Class A Common Stock and Class B Common Stock, as such, shall (a) at all times vote together as a single class on all matters (including the election of directors) submitted to a vote of the stockholders of the Corporation generally, (b) be entitled to notice of any stockholders’ meeting in accordance with the Amended and Restated Bylaws of the Corporation, as the same may be amended and/or restated from time to time (the “Bylaws”), and (c) be entitled to vote upon such matters and in such manner as may be provided by applicable law; provided, however, that, except as otherwise required by applicable law, holders of Class A Common Stock and Class B Common Stock, as such, shall not be entitled to vote on any amendment to this Amended and Restated Certificate of Incorporation (including any Preferred Stock Designation) that relates solely to the terms of one or more outstanding series of Preferred Stock if the holders of such affected series of Preferred Stock are exclusively entitled, either separately or together with the holders of one or more other such series of Preferred Stock, to vote thereon pursuant to this Amended and Restated Certificate of Incorporation or applicable law. There shall be no cumulative voting.
3. Dividend and Distribution Rights.   Shares of Class A Common Stock and Class B Common Stock shall be treated equally, identically and ratably, on a per share basis, with respect to any dividends or distributions as may be declared and paid from time to time by the Board out of any assets of the Corporation legally available therefor; provided, however, that in the event a dividend is paid in the form of shares of Class A Common Stock or Class B Common Stock (or rights to acquire, or securities convertible into or exchangeable for, such shares), then holders of Class A Common Stock shall be entitled to receive shares of Class A Common Stock (or rights to acquire, or securities convertible into or exchangeable for, such shares, as the case may be), and holders of Class B Common Stock shall be entitled to receive shares of Class B Common Stock (or rights to acquire, or securities convertible into or exchangeable for, such shares, as the case may be), with holders of shares of Class A Common Stock and Class B Common Stock receiving, on a per share basis, an identical number of shares of Class A Common Stock or Class B Common Stock (or rights to acquire, or securities convertible into or exchangeable for, such shares, as the case may be), as applicable. Notwithstanding the foregoing, the Board may pay or make a disparate dividend or distribution per share of Class A Common Stock or Class B Common Stock (whether in the amount of such dividend or distribution payable per share, the form in which such dividend or distribution is payable, the timing of the payment, or otherwise) if such disparate dividend or distribution is approved by the affirmative vote of the holders of a majority of the outstanding shares of Class A Common Stock and Class B Common Stock, each voting separately as a class.
4. Subdivisions, Combinations or Reclassifications.   Shares of Class A Common Stock or Class B Common Stock may not be subdivided, combined or reclassified unless the shares of the other class is concurrently therewith proportionately subdivided, combined or reclassified in a manner that maintains the

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same proportionate equity ownership between the holders of the outstanding Class A Common Stock and Class B Common Stock on the record date for such subdivision, combination or reclassification; provided, however, that shares of one such class may be subdivided, combined or reclassified in a different or disproportionate manner if such subdivision, combination or reclassification is approved by the affirmative vote of the holders of a majority of the outstanding shares of Class A Common Stock and Class B Common Stock, each voting separately as a class.
5. Liquidation, Dissolution or Winding Up.   Subject to the preferential or other rights of any holders of Preferred Stock then outstanding, upon the dissolution, distribution of assets, liquidation or winding up of the Corporation, whether voluntary or involuntary, holders of Class A Common Stock and Class B Common Stock will be entitled to receive ratably all assets of the Corporation available for distribution to its stockholders unless disparate or different treatment of the shares of each such class with respect to distributions upon any such liquidation, dissolution, distribution of assets or winding up is approved by the affirmative vote of the holders of a majority of the outstanding shares of Class A Common Stock and Class B Common Stock, each voting separately as a class.
6. Certain Transactions.
6.1 Merger or Consolidation.   In the case of any distribution or payment in respect of the shares of Class A Common Stock or Class B Common Stock, or any consideration into which such shares are converted, upon the consolidation or merger of the Corporation with or into any other entity, such distribution, payment or consideration that the holders of shares of Class A Common Stock or Class B Common Stock have the right to receive, or the right to elect to receive, shall be made ratably on a per share basis among the holders of the Class A Common Stock and Class B Common Stock as a single class; provided, however, that shares of such classes may receive, or have the right to elect to receive, different or disproportionate distribution, payment or consideration in connection with such consolidation, merger or other transaction in order to reflect the special rights, powers and privileges of holders of shares of Class B Common Stock under this Amended and Restated Certificate of Incorporation (which may include, without limitation, securities distributable to the holders of, or issuable upon the conversion of, each share of Class B Common Stock outstanding immediately prior to such transaction having not more than twenty (20) times the voting power of any securities distributable to the holders of, or issuable upon the conversion of, each share of Class A Common Stock outstanding immediately prior to such transaction or any other share of stock then outstanding) or such other rights, powers, privileges or other terms that are no more favorable, in the aggregate, to the holders of the Class B Common Stock relative to the holders of the Class A Common Stock than those contained in this Amended and Restated Certificate of Incorporation.
6.2 Third-Party Tender or Exchange Offers.   The Corporation may not enter into any agreement pursuant to which a third party may by tender or exchange offer acquire any shares of Class A Common Stock or Class B Common Stock unless the holders of (a) the Class A Common Stock shall have the right to receive, or the right to elect to receive, the same form of consideration and the same amount of consideration on a per share basis as the holders of the Class B Common Stock would receive, or have the right to elect to receive, and (b) the Class B Common Stock shall have the right to receive, or the right to elect to receive, the same form of consideration and the same amount of consideration on a per share basis as the holders of the Class A Common Stock would receive, or have the right to elect to receive; provided, however, that shares of such classes may receive, or have the right to elect to receive, different or disproportionate consideration in connection with such tender or exchange offer in order to reflect the special rights, powers and privileges of the holders of shares of the Class B Common Stock under this Amended and Restated Certificate of Incorporation (which may include, without limitation, securities exchangeable for each share of Class B Common Stock having twenty (20) times the voting power of any securities exchangeable for each share of Class A Common Stock or any other share of stock then outstanding) or such other rights, powers, privileges or other terms that are no more favorable, in the aggregate, to the holders of the Class B Common Stock relative to the holders of the Class A Common Stock than those contained in this Amended and Restated Certificate of Incorporation.

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7. Conversion.
7.1 Optional Conversion of Class B Common Stock.   Each share of Class B Common Stock shall be convertible into one (1) fully paid and nonassessable share of Class A Common Stock at the option of the holder thereof at any time upon written notice to the Corporation (an “Optional Class B Conversion Event”). Before any holder of Class B Common Stock shall be entitled to convert any shares of Class B Common Stock into shares of Class A Common Stock, such holder shall surrender the certificate or certificates therefor (if any), duly endorsed, at the principal corporate office of the Corporation or of any transfer agent for the Class B Common Stock, and shall provide written notice to the Corporation at its principal corporate office, of such conversion election and shall state therein the name or names (i) in which the certificate or certificates representing the shares of Class A Common Stock into which the shares of Class B Common Stock are so converted are to be issued (if such shares of Class A Common Stock are certificated) or (ii) in which such shares of Class A Common Stock are to be registered in book-entry form (if such shares of Class A Common Stock are uncertificated). If the shares of Class A Common Stock into which the shares of Class B Common Stock are to be converted are to be issued in a name or names other than the name of the holder of the shares of Class B Common Stock being converted, such notice shall be accompanied by a written instrument or instruments of transfer, in form satisfactory to the Corporation, duly executed by the holder. The Corporation shall, as soon as practicable thereafter, issue and deliver at such office to such holder, or to the nominee or nominees of such holder, a certificate or certificates representing the number of shares of Class A Common Stock to which such holder shall be entitled upon such conversion (if such shares of Class A Common Stock are certificated) or shall register such shares of Class A Common Stock in book-entry form (if such shares of Class A Common Stock are uncertificated). Such conversion shall be deemed to be effective immediately prior to the close of business on the date of such surrender of the shares of Class B Common Stock to be converted following or contemporaneously with the provision of written notice of such conversion election as required by this Subsection 7.1, the shares of Class A Common Stock issuable upon such conversion shall be deemed to be outstanding as of such time, and the Person or Persons entitled to receive the shares of Class A Common Stock issuable upon such conversion shall be deemed to be the record holder or holders of such shares of Class A Common Stock as of such time. Notwithstanding anything herein to the contrary, shares of Class B Common Stock represented by a lost, stolen or destroyed stock certificate may be converted pursuant to an Optional Class B Conversion Event if the holder thereof notifies the Corporation or its transfer agent that such certificate has been lost, stolen or destroyed and makes an affidavit of that fact acceptable to the Corporation and executes an agreement acceptable to the Corporation to indemnify the Corporation from any loss incurred by it in connection with such certificate.
7.2 Automatic Conversion of Class B Common Stock.   To the extent set forth below, each applicable share of Class B Common Stock shall automatically convert into one (1) fully paid and nonassessable share of Class A Common Stock upon the occurrence of an event described below (a “Mandatory Class B Conversion Event”):
(a) Transfers.   Each share of Class B Common Stock that is subject to a Transfer (as defined in Section 11), other than a Permitted Transfer (as defined in Section 11), shall automatically, without further action by the Corporation or the holder thereof, convert into one (1) fully paid and nonassessable share of Class A Common Stock upon the occurrence of such Transfer (other than a Permitted Transfer).
(b) Reduction in Voting Power.   Each outstanding share of Class B Common Stock shall automatically, without further action by the Corporation or the holder thereof, convert into one (1) fully paid and nonassessable share of Class A Common Stock upon the first date on which the Founder, together with all other Qualified Stockholders, collectively cease to beneficially own at least 20% of the number of shares of Class B Common Stock (as such number of shares is equitably adjusted in respect of any reclassification, stock dividend, subdivision, combination or recapitalization of the Class B Common Stock) collectively held by the Founder and his Permitted Transferees as of the Effective Date.
(c) Affirmative Vote.   Each outstanding share of Class B Common Stock shall automatically, without further action by the Corporation or the holder thereof, convert into one (1) fully paid and

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nonassessable share of Class A Common Stock upon the date specified by the affirmative vote of the holders of at least two-thirds (2/3) of the then outstanding shares of Class B Common Stock, voting as a separate class.
7.3 Certificates.   Each outstanding stock certificate (if shares are in certificated form) that, immediately prior to the occurrence of a Mandatory Class B Conversion Event, represented one or more shares of Class B Common Stock subject to such Mandatory Class B Conversion Event shall, upon such Mandatory Class B Conversion Event, be deemed to represent an equal number of shares of Class A Common Stock, without the need for surrender or exchange thereof. The Corporation shall, upon the request of any holder whose shares of Class B Common Stock have been converted into shares of Class A Common Stock as a result of an Optional Class B Conversion Event or a Mandatory Class B Conversion Event (either of the foregoing, a “Conversion Event”) and upon surrender by such holder to the Corporation of the outstanding certificate(s) formerly representing such holder’s shares of Class B Common Stock, if any (or, in the case of any lost, stolen or destroyed certificate, upon such holder providing an affidavit of that fact acceptable to the Corporation and executing an agreement acceptable to the Corporation to indemnify the Corporation from any loss incurred by it in connection with such certificate), issue and deliver to such holder (or such other Person specified pursuant to Subsection 7.1) certificate(s) representing the shares of Class A Common Stock into which such holder’s shares of Class B Common Stock were converted as a result of such Conversion Event (if such shares are certificated) or, if such shares are uncertificated, register such shares in book-entry form. Each share of Class B Common Stock that is converted pursuant to Subsection 7.1 or 7.2 shall thereupon automatically be retired and shall not be available for reissuance.
7.4 Policies and Procedures.   The Corporation may, from time to time, establish such administrative policies and procedures, not in violation of applicable law or the other provisions of this Amended and Restated Certificate of Incorporation or Bylaws of the Corporation, relating to the conversion of the Class B Common Stock into Class A Common Stock, as it may deem necessary or advisable in connection therewith (it being understood, for the avoidance of doubt, that this sentence shall not authorize or empower the Corporation to expand upon the events that constitute a Mandatory Class B Conversion Event).
8. Reservation of Stock.   The Corporation shall at all times reserve and keep available out of its authorized but unissued shares of Class A Common Stock, solely for the purpose of effecting the conversion of the shares of Class B Common Stock, such number of shares of Class A Common Stock as shall from time to time be sufficient to effect the conversion of all outstanding shares of Class B Common Stock into shares of Class A Common Stock.
9. Protective Provisions.   Unless such action is first approved by the affirmative vote (or written consent) of the holders of two-thirds (2/3rd) of the then-outstanding shares of Class B Common Stock, voting as a separate class, in addition to any other vote required by applicable law, this Amended and Restated Certificate of Incorporation or the Bylaws, prior to the Final Conversion Date, the Corporation shall not, whether by merger, consolidation, certificate of designation or otherwise (i) amend, alter, repeal or waive any provision of Part A of this Article IV (or adopt any provision inconsistent therewith), or (ii) except for the shares of Class B Common Stock issued pursuant to the Merger and as provided in Section 10 below, authorize, or issue any shares of, any class or series of capital stock of the Corporation entitling the holder thereof to more than (1) vote for each share thereof or entitling any class or series of securities to designate or elect directors as a class or series separate from the Class A Common Stock and Class B Common Stock.
10. Issuance of Additional Shares.   From and after the Effective Date, additional shares of Class B Common Stock may be issued only to a Qualified Stockholder.
11. Definitions.   For purposes of this Amended and Restated Certificate of Incorporation:
“Change of Control Transaction” means (i) the sale, lease, exchange, or other disposition (other than liens and encumbrances created in the ordinary course of business, including liens or encumbrances to secure indebtedness for borrowed money that are approved by the Board, so long as no foreclosure occurs in respect of any such lien or encumbrance) of all or substantially all of the Corporation’s property and assets (which shall for such purpose include the property and assets of any direct or indirect

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subsidiary of the Corporation), provided that any sale, lease, exchange or other disposition of property or assets exclusively between or among the Corporation and any direct or indirect subsidiary or subsidiaries of the Corporation shall not be deemed a “Change of Control Transaction”; (ii) the merger, consolidation, business combination, or other similar transaction of the Corporation with any other entity, other than a merger, consolidation, business combination, or other similar transaction that would result in the voting securities of the Corporation outstanding immediately prior thereto continuing to represent (either by remaining outstanding or by being converted into voting securities of the surviving entity or its parent) more than fifty percent (50%) of the total voting power represented by the voting securities of the Corporation and more than fifty percent (50%) of the total number of outstanding shares of the Corporation’s capital stock, in each case as outstanding immediately after such merger, consolidation, business combination, or other similar transaction, and the stockholders of the Corporation immediately prior to the merger, consolidation, business combination, or other similar transaction continuing to own voting securities of the Corporation, the surviving entity or its parent immediately following the merger, consolidation, business combination, or other similar transaction in substantially the same proportions (vis a vis each other) as such stockholders owned of the voting securities of the Corporation immediately prior to the transaction; and (iii) a recapitalization, liquidation, dissolution, or other similar transaction involving the Corporation, other than a recapitalization, liquidation, dissolution, or other similar transaction that would result in the voting securities of the Corporation outstanding immediately prior thereto continuing to represent (either by remaining outstanding or being converted into voting securities of the surviving entity or its parent) more than fifty percent (50%) of the total voting power represented by the voting securities of the Corporation and more than fifty percent (50%) of the total number of outstanding shares of the Corporation’s capital stock, in each case as outstanding immediately after such recapitalization, liquidation, dissolution or other similar transaction, and the stockholders of the Corporation immediately prior to the recapitalization, liquidation, dissolution or other similar transaction continuing to own voting securities of the Corporation, the surviving entity or its parent immediately following the recapitalization, liquidation, dissolution or other similar transaction in substantially the same proportions (vis a vis each other) as such stockholders owned of the voting securities of the Corporation immediately prior to the transaction.
“Effective Date” means the date on which this Amended and Restated Certificate of Incorporation is first effective.
“Family Member” means with respect to any natural person who is a Qualified Stockholder (a) the spouse of such Qualified Stockholder, (b) the parents, grandparents, lineal descendants, siblings or lineal descendants of siblings of such Qualified Stockholder or (c) the parents, grandparents, lineal descendants, siblings or lineal descendants of siblings of the spouse of such Qualified Stockholder. Lineal descendants shall include adopted persons, but only so long as they are adopted during minority.
“Fiduciary” means a Person who (a) is an executor, personal representative, administrator, trustee, manager, managing member, general partner, director, officer or any other agent of a Person and (b) manages, controls or otherwise has decision-making authority with respect to such Person, but, in each case, only to the extent that such Person may be removed, directly or indirectly, by one or more Qualified Stockholders and replaced with another Fiduciary selected, directly or indirectly, by one or more Qualified Stockholders.
“Final Conversion Date” means the date on which no shares of Class B Common Stock shall remain outstanding.
“Founder” means Dr. Jonathan M. Rothberg.
“Liquidation Event” means any liquidation, dissolution, or winding up of the Corporation, whether voluntary or involuntary, or any Change of Control Transaction.
“Merger” means the merger of Clay Merger Sub, Inc. with and into Butterfly Network, Inc. pursuant to that certain Business Combination Agreement, dated as of November 19, 2020, by and among the Corporation, Clay Merger Sub, Inc., a Delaware corporation, and Butterfly Network, Inc.

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“Parent” of an entity means any entity that directly or indirectly owns or controls a majority of the voting power of the voting securities of such entity.
“Permitted Entity” means:
(a) a Permitted Trust for so long as such Permitted Trust is solely for the current benefit of a Qualified Beneficiary (and, for the avoidance of doubt, notwithstanding that a remainder interest in such Permitted Trust is for the benefit of any Person other than a Qualified Beneficiary);
(b) any general partnership, limited partnership, limited liability company, corporation, public benefit corporation or other entity, in each case, for so long as such entity is exclusively owned, by (1) one or more Qualified Stockholders, (2) one or more Family Members of such Qualified Stockholders and/or (3) any other Permitted Entity of such Qualified Stockholders;
(c) any foundation or similar entity or any Qualified Charity for so long as (i) one or more Qualified Stockholders continues to, directly or indirectly, exercise Voting Control over any shares of Class B Common Stock from time to time Transferred to such foundation or similar entity or Qualified Charity, and/or (ii) a Fiduciary of such foundation or similar entity or Qualified Charity exercises Voting Control over such shares of Class B Common Stock;
(d) an Individual Retirement Account, as defined in Section 408(a) of the Internal Revenue Code, or a pension, profit sharing, stock bonus or other type of plan or trust of which such Qualified Stockholder is a participant or beneficiary and which satisfies the requirements for qualification under Section 401 of the Internal Revenue Code for so long as such Qualified Stockholder has sole dispositive power and exclusive Voting Control with respect to the shares of Class B Common Stock held in such account, plan or trust;
(e) the executor or personal representative of the estate of a Qualified Stockholder upon the death of such Qualified Stockholder solely to the extent the executor or personal representative is acting in the capacity of executor or personal representative of such estate;
(f) a revocable living trust, which revocable living trust is itself both a Permitted Trust and a Qualified Stockholder, during the lifetime of the natural person grantor of such trust; or
(g) a revocable living trust (including any irrevocable administrative trust resulting from the death of the natural person grantor of such trust) which trust is itself both a Permitted Trust and a Qualified Stockholder, following the death of the natural person grantor of such trust, solely to the extent that such shares are held in such trust pending distribution to the beneficiaries designated in such trust.
Except as explicitly provided for herein, a Permitted Entity of a Qualified Stockholder shall not cease to be a Permitted Entity solely by reason of the death of that Qualified Stockholder.
“Permitted Transfer” means, and is restricted to, any Transfer of a share of Class B Common Stock:
(h) by a Qualified Stockholder that is not a Permitted Entity to (i) one or more Family Members of such Qualified Stockholder, (ii) any Permitted Entity of such Qualified Stockholder, or (iii) any Permitted Entity of one or more Family Members of such Qualified Stockholder;
(i) by a Permitted Entity of a Qualified Stockholder to (i) such Qualified Stockholder or one or more Family Members of such Qualified Stockholder, (ii) any other Permitted Entity of such Qualified Stockholder, or (iii) any Permitted Entity of one or more Family Members of such Qualified Stockholder; or
(j) any Transfer approved in advance by the Board, or a duly authorized committee of the Board, upon a determination that such Transfer is not inconsistent with the purposes of the foregoing provisions of this definition of “Permitted Transfer.”
For the avoidance of doubt, the direct Transfer of any share or shares of Class B Common Stock by a holder thereof to any other Person shall qualify as a “Permitted Transfer” within the meaning of

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this Section, if such Transfer could have been completed indirectly through one or more transactions involving more than one Transfer, so long as each Transfer in such transaction or transactions would otherwise have qualified as a “Permitted Transfer” within the meaning of this Section. For the further avoidance of doubt, a Transfer may qualify as a “Permitted Transfer” within the meaning of this Section under any one or more than one of the clauses of this Section as may be applicable to such Transfer, without regard to any proviso in, or requirement of, any other clause(s) of this Section.
“Permitted Transferee” means, as of any date of determination, a Person that is entitled to be a transferee of shares of Class B Common Stock in a Transfer that, as of such date, would constitute a Permitted Transfer.
“Permitted Trust” means a bona fide trust where each trustee is (a) a Qualified Stockholder; (b) a Family Member of a Qualified Stockholder; or (c) a professional in the business of providing trustee services, including private professional fiduciaries, trust companies, accounting, legal or financial advisor, or bank trust departments.
“Person” means any individual, corporation, limited liability company, limited or general partnership, joint venture, association, joint-stock company, trust, unincorporated organization or other entity, whether domestic or foreign.
“Qualified Beneficiary” means (i) one or more Qualified Stockholders, (ii) one or more Family Members of a Qualified Stockholder and/or (iii) any other Permitted Entities of one or more Qualified Stockholders.
“Qualified Charity” means a domestic U.S. charitable organization, contributions to which are deductible for federal income, estate, gift and generation skipping transfer tax purposes.
“Qualified Stockholder” means (i) the Founder, (ii) any Person that receives Class B Common Stock in the Merger, and (iii) any Person that is a Permitted Transferee.
“Requisite Stockholder Consent” means (i) prior to the Voting Threshold Date, the action at a meeting or by written consent (to the extent permitted under this Amended and Restated Certificate of Incorporation) of the holders of a majority in voting power of the shares of capital stock of the Corporation that would then be entitled to vote in the election of directors at an annual meeting of stockholders, and (ii) on and after the Voting Threshold Date, the action at a meeting or by written consent (to the extent permitted under this Amended and Restated Certificate of Incorporation) of the holders of two-thirds (2/3rds) of the voting power of the shares of capital stock of the Corporation that would then be entitled to vote in the election of directors at an annual meeting of stockholders.
“Transfer” of a share of Class B Common Stock means, directly or indirectly, any sale, assignment, transfer, conveyance, hypothecation or other transfer or disposition of such share or any legal or beneficial interest in such share, whether or not for value and whether voluntary or involuntary or by operation of law (including by merger, consolidation or otherwise), including, without limitation, the transfer of a share of Class B Common Stock to a broker or other nominee or the transfer of, or entering into a binding agreement with respect to, Voting Control over such share by proxy or otherwise. A Transfer shall also be deemed to have occurred with respect to a share of Class B Common Stock beneficially held by a Person that received shares in a Permitted Transfer if there occurs any act or circumstance that causes such Person to no longer be a Permitted Transferee. In addition, for the avoidance of doubt, a Transfer shall be deemed to have occurred if a holder that is a partnership, limited partnership, limited liability company or corporation distributes or otherwise transfers its shares of Class B Common Stock to its partners, stockholders, members or other equity owners. Notwithstanding the foregoing, the following shall not be considered a Transfer:
(a)   the granting of a revocable proxy to officers or directors of the Corporation at the request of the Board in connection with (i) actions to be taken at an annual or special meeting of stockholders, or (ii) any other action of the stockholders permitted by this Amended and Restated Certificate of Incorporation;
(b)   entering into a voting trust, agreement or arrangement (with or without granting a proxy) solely with stockholders who are holders of Class B Common Stock, which voting trust,

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agreement or arrangement does not involve any payment of cash, securities or other property to the holder of the shares subject thereto other than the mutual promise to vote shares in a designated manner; for the avoidance of doubt, any voting trust, agreement or arrangement entered into prior to the Effective Date shall not constitute a Transfer;
(c)   the pledge of shares of Class B Common Stock by a stockholder that creates a mere security interest in such shares pursuant to a bona fide loan or indebtedness transaction for so long as such stockholder continues to exercise Voting Control over such pledged shares; provided, however, that a foreclosure on such shares or other similar action by the pledgee shall constitute a Transfer unless such foreclosure or similar action qualifies as a Permitted Transfer at such time;
(d)   any change in the trustee(s) or the Person(s) and/or entity(ies) having or exercising Voting Control over shares of Class B Common Stock held by a Permitted Entity, provided that following such change such Permitted Entity continues to be a Permitted Entity;
(e)   (1) the assignment, transfer, conveyance, hypothecation or other transfer or disposition of shares of Class B Common Stock by a Qualified Stockholder to a grantor retained annuity trust (a “GRAT”) for which the trustee is (A) such Qualified Stockholder, (B) a Family Member of such Qualified Stockholder, (C) a professional in the business of providing trustee services, including private professional fiduciaries, trust companies, accounting, legal or financial advisors, or bank trust departments, (D) an employee of the Corporation or a member of the Board or (E) solely in the case of any such trust established by a natural Person grantor, any other bona fide trustee; (2) the change in trustee for such a GRAT from one of the Persons identified in the foregoing subclauses (A) through (E) to another Person identified in the foregoing subclauses (A) through (E); and (3) the distribution of such shares of Class B Common Stock from such GRAT to such Qualified Stockholder (provided, however, that the distribution of shares of Class B Common Stock to any beneficiary of such GRAT except such Qualified Stockholder shall constitute a Transfer unless such distribution qualifies as a Permitted Transfer at such time);
(f)   any Transfer of shares of Class B Common Stock, whether by a Qualified Stockholder or a Permitted Entity, to a broker or other nominee for so long as the transferor retains (i) Voting Control, (ii) sole dispositive power over such shares of Class B Common Stock, and (iii) the economic consequences of ownership of such shares of Class B Common Stock;
(g)   entering into a trading plan pursuant to Rule 10b5-1 under the Securities Exchange Act of 1934, as amended, with a broker or other nominee; provided, however, that a sale of such shares of Class B Common Stock pursuant to such plan shall constitute a “Transfer” at the time of such sale;
(h)   in connection with a Change of Control Transaction (1) the entering into a support, voting, tender or similar agreement or arrangement, (2) the granting of any proxy and/or (3) the tendering of any shares in any tender or exchange offer for all of the outstanding shares of Class A Common Stock and Class B Common Stock;
(i)   due to the fact that the spouse of any holder of shares of Class B Common Stock possesses or obtains an interest in such holder’s shares of Class B Common Stock arising solely by reason of the application of the community property laws of any jurisdiction, so long as no other event or circumstance shall exist or have occurred that constitutes a “Transfer” of such shares of Class B Common Stock; provided that any transfer of shares by any holder of shares of Class B Common Stock to such holder’s spouse, including a transfer in connection with a divorce proceeding, domestic relations order or similar legal requirement, shall constitute a “Transfer” of such shares of Class B Common Stock unless (1) otherwise exempt from the definition of Transfer, or (2) in connection with such divorce proceeding, domestic relations order or similar legal requirement, a Qualified Stockholder is entitled to retain (and for so long as a Qualified Stockholder does actually retain) either (x) the exclusive right to exercise the power to vote or direct the voting of such shares of Class B Common Stock, or (y) sole dispositive power over such shares of Class B Common Stock; and

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(j)   entering into a support, voting, tender or similar agreement, arrangement or understanding (with or without granting a proxy) in connection with a Liquidation Event or consummating the actions or transactions contemplated therein (including, without limitation, tendering shares of Class B Common Stock in connection with a Liquidation Event, the consummation of a Liquidation Event or the sale, assignment, transfer, conveyance, hypothecation or other transfer or disposition of shares of Class B Common Stock or any legal or beneficial interest in shares of Class B Common Stock in connection with a Liquidation Event), provided that such Liquidation Event was approved by the Board.
“Voting Control” means, with respect to a share of Class B Common Stock, the power (whether exclusive or shared) to vote or direct the voting of such share by proxy, voting agreement or otherwise.
“Voting Threshold Date” means the first date on which the issued and outstanding shares of Class B Common Stock represents less than 50% of the total voting power of the then outstanding shares of capital stock of the Corporation that would then be entitled to vote in the election of directors at an annual meeting of stockholders.
B.
PREFERRED STOCK

Subject to Article IV, Part A Section 9, Preferred Stock may be issued from time to time in one or more series, each of such series to have such terms as stated or expressed herein and in the resolution or resolutions providing for the issue of such series adopted by the Board as hereinafter provided. Any shares of Preferred Stock which may be redeemed, purchased or acquired by the Corporation may be reissued except as otherwise provided by law.
Subject to Article IV, Part A Section 9, authority is hereby expressly granted to the Board from time to time to issue the Preferred Stock in one or more series, and in connection with the creation of any such series, by adopting a resolution or resolutions providing for the issuance of the shares thereof and by filing a certificate of designations relating thereto in accordance with the DGCL (a “Preferred Stock Designation”), to determine and fix the number of shares of such series and such voting powers, full or limited, or no voting powers, and such designations, preferences and relative participating, optional or other special rights, and qualifications, limitations or restrictions thereof, including without limitation thereof, dividend rights, conversion rights, redemption privileges and liquidation preferences, as shall be stated and expressed in such resolutions, all to the full extent now or hereafter permitted by the DGCL. Without limiting the generality of the foregoing, the resolutions providing for issuance of any series of Preferred Stock may provide that such series shall be superior or rank equally or be junior to any other series of Preferred Stock to the extent permitted by law.
ARTICLE V
AMENDMENT OF THE CERTIFICATE OF INCORPORATION
The Corporation reserves the right to amend, alter, change, adopt or repeal any provision contained in this Amended and Restated Certificate of Incorporation, in the manner now or hereafter prescribed by statute, and all rights conferred upon stockholders herein are granted subject to this reservation; provided, however, that, notwithstanding any other provision of this Amended and Restated Certificate of Incorporation or any provision of law that might otherwise permit a lesser vote or no vote, but in addition to any vote of the holders of shares of any class or series of capital stock of the Corporation required by law or by this Amended and Restated Certificate of Incorporation, the affirmative vote of the holders of a majority of the voting power of the then-outstanding shares of capital stock of the Corporation entitled to vote generally in the election of directors, voting together as a single class, shall be required to amend or repeal any provision of this Amended and Restated Certificate of Incorporation, or adopt any provision of this Amended and Restated Certificate of Incorporation inconsistent therewith; provided further, so long as any shares of Class B Common Stock remain outstanding, the Corporation shall not, without the prior affirmative vote of the holders of two-thirds (2/3rds) of the outstanding shares of Class B Common Stock, voting as a separate class, in addition to any other vote required by applicable law or this Amended and Restated Certificate of Incorporation, directly or indirectly, whether by amendment, or through merger, recapitalization, consolidation or otherwise amend, alter, change, repeal or adopt any provision of this

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Amended and Restated Certificate of Incorporation (1) in a manner that is inconsistent with, or that otherwise alters or changes, any of the voting, conversion, dividend or liquidation provisions of the shares of Class B Common Stock or other rights, powers, preferences or privileges of the shares of Class B Common Stock; (2) to provide for each share of Class A Common Stock or Preferred Stock to have more than one (1) vote per share or any rights to a separate class vote of the holders of shares of Class A Common Stock other than as provided by this Amended and Restated Certificate of Incorporation or required by the DGCL; or (3) to otherwise adversely impact or affect the rights, powers, preferences or privileges of the shares of Class B Common Stock in a manner that is disparate from the manner in which it affects the rights, powers, preferences or privileges of the shares of Class A Common Stock; provided further, so long as any shares of Class A Common Stock remain outstanding, the Corporation shall not, without the prior affirmative vote of the holders of a majority of the outstanding shares of Class A Common Stock, voting as a separate class, in addition to any other vote required by applicable law or this Amended and Restated Certificate of Incorporation, directly or indirectly, whether by amendment, or through merger, recapitalization, consolidation or otherwise amend, alter, change, repeal or adopt any provision of this Amended and Restated Certificate of Incorporation (1) in a manner that is inconsistent with, or that otherwise alters or changes the powers, preferences, or special rights of the shares of Class A Common Stock so as to affect them adversely; or (2) to provide for each share of Class B Common Stock to have more than twenty (20) votes per share or any rights to a separate class vote of the holders of shares of Class B Common Stock other than as provided by this Amended and Restated Certificate of Incorporation or required by the DGCL. For the avoidance of doubt, (i) nothing in the immediately preceding provisos shall limit the rights of the Board as specified in Article IV, Part B (as qualified by Article IV, Part A, Section 9) or Article VI of this Amended and Restated Certificate of Incorporation, and (ii) notwithstanding anything in this Article V to the contrary, any amendment to a provision that contemplates a specific approval requirement by the stockholders (or any class of capital stock of the Corporation) in this Amended and Restated Certificate of Incorporation (including the definition of Requisite Stockholder Consent and Voting Threshold Date) shall require the greater of (x) the specific approval requirement by the stockholders (or any class of capital stock of the Corporation) contemplated in such provision, and (y) the approval requirements contemplated by this Article V.
ARTICLE VI
AMENDMENT OF THE BYLAWS
In furtherance and not in limitation of the powers conferred upon it by the DGCL, and subject to the terms of any series of Preferred Stock, the Board shall have the power to adopt, amend, alter or repeal the Bylaws of the Corporation by the affirmative vote of a majority of the directors present at any regular or special meeting of the Board at which a quorum is present in any manner not inconsistent with the laws of the State of Delaware or this Amended and Restated Certificate of Incorporation. The stockholders may not adopt, amend, alter or repeal the Bylaws of the Corporation, or adopt any provision inconsistent therewith, unless such action is approved, in addition to any other vote required by this Amended and Restated Certificate of Incorporation, by the Requisite Stockholder Consent.
ARTICLE VII
CORPORATE OPPORTUNITIES
The Corporation renounces any interest or expectancy of the Corporation in, or in being offered an opportunity to participate in, any Excluded Opportunity. An “Excluded Opportunity” is any matter, transaction or interest that is presented to, or acquired, created or developed by, or which otherwise comes into the possession of, any director of the Corporation who is not an employee of the Corporation or any of its subsidiaries (a “Covered Person”), unless such matter, transaction or interest is presented to, or acquired, created or developed by, or otherwise comes into the possession of, a Covered Person expressly and solely in such Covered Person’s capacity as a director of the Corporation.

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ARTICLE VIII
BOARD OF DIRECTORS
This Article VIII is inserted for the management of the business and for the conduct of the affairs of the Corporation, and for further definition, limitation and regulation of the powers of the Corporation and of its directors and stockholders.
(A)   General Powers.   The business and affairs of the Corporation shall be managed by or under the direction of the Board, except as otherwise provided by law.
(B)   Number of Directors.   Subject to the rights of holders of any series of Preferred Stock to elect directors, the number of the directors of the Corporation shall be fixed from time to time solely by the Board; provided, however, that prior to the Voting Threshold Date, unless otherwise approved by the Requisite Stockholder Consent, the number of the directors shall not exceed nine (9). For the avoidance of doubt, no decrease in the number of directors constituting the Board shall shorten the term of any incumbent director.
(C)   Tenure.   The directors shall be elected or appointed for a term of office continuing until the next annual meeting of stockholders of the Corporation. Each director shall hold office until such director’s successor is elected and qualified, or until such director’s earlier death, resignation, disqualification or removal from office. Any director may resign at any time upon notice to the Corporation given in writing by any electronic transmission permitted in the Corporation’s Bylaws or in accordance with applicable law.
(D)   Vacancies; Newly Created Directorships.   Subject to the rights of holders of any series of Preferred Stock, any newly created directorship that results from an increase in the number of directors or any vacancy on the Board that results from the death, disability, resignation, disqualification or removal of any director or from any other cause shall be filled: (i) prior to the Voting Threshold Date, (x) if the number of directors fixed pursuant to Section B of this Article VIII does not exceed nine (9), by the affirmative vote of a majority of the total number of directors then in office, even if less than a quorum, or by a sole remaining director, or by the stockholders of the Corporation with the Requisite Stockholder Consent, and (y) if the number of directors fixed pursuant to Section B of this Article VIII exceeds nine (9), solely by the stockholders of the Corporation with the Requisite Stockholder Consent; or (ii) on or after the Voting Threshold Date solely by the affirmative vote of a majority of the total number of directors then in office, even if less than a quorum, or by a sole remaining director.
(E)   Removal.   Subject to the rights of the holders of any series of Preferred Stock expressly set forth in a Preferred Stock Designation adopted in compliance with this Amended and Restated Certification of Incorporation, any director or the entire Board may be removed from office at any time with or without cause and for any or no reason only with and immediately upon the Requisite Stockholder Consent.
(F)   Committees.   Pursuant to the Bylaws of the Corporation, the Board may establish one or more committees to which may be delegated any or all of the powers and duties of the Board to the full extent permitted by law.
(G)   Stockholder Nominations and Introduction of Business.   Advance notice of stockholder nominations for election of directors and other business to be brought by stockholders before a meeting of stockholders shall be given in the manner provided by the Bylaws.
(H)   Preferred Stock Directors.   During any period when the holders of any series of Preferred Stock have the right to elect additional directors as provided for or fixed pursuant to and in accordance with the provisions of Article IV hereof or any Preferred Stock Designation, then upon commencement and for the duration of the period during which such right continues: (i) the then otherwise total number of authorized directors of the Corporation shall automatically be increased by such specified number of directors, and the holders of such Preferred Stock shall be entitled to elect the additional directors so provided for or fixed pursuant to said provisions, and (ii) each such additional director shall serve until such director’s successor shall have been duly elected and qualified, or until such director’s right

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to hold such office terminates pursuant to said provisions, whichever occurs earlier, subject to his earlier death, disqualification, resignation or removal. Except as otherwise provided for or fixed pursuant to and in accordance with the provisions of Article IV hereof or any Preferred Stock Designation, whenever the holders of any series of Preferred Stock having such right to elect additional directors are divested of such right pursuant to the provisions of such stock, all such additional directors elected by the holders of such stock, or elected or appointed to fill any vacancies resulting from the death, resignation, disqualification or removal of such additional directors shall automatically cease to be qualified as directors, the terms of office of all such directors shall forthwith terminate and the total authorized number of directors of the Corporation shall be reduced accordingly.
ARTICLE IX
ELECTION OF DIRECTORS
Unless and except to the extent that the Bylaws shall so require, the election of directors of the Corporation need not be by written ballot. The vote required for election of a director by the stockholders at a meeting of stockholders shall, except in a contested election, be the affirmative vote of a majority of the votes cast in favor or against the election of a nominee at a meeting of stockholders. In a contested election, (i) the directors shall be elected by a plurality of the votes cast at a meeting of stockholders by the holders of stock entitled to vote in such election, and (ii) stockholders shall not be permitted to vote against a nominee. An election shall be considered contested if, as of the tenth (10th) day preceding the date the Corporation first mails its notice of meeting for such meeting to the stockholders of the Corporation, there are more nominees for election than directorships on the Board to be filled by election at the meeting.
ARTICLE X
LIMITATION OF DIRECTOR LIABILITY
To the fullest extent permitted by the DGCL as the same exists or as may hereafter be amended, a director of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director; provided, however, that nothing contained in this Article X shall eliminate or limit the liability of a director (i) for any breach of the director’s duty of loyalty to the Corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) pursuant to the provisions of Section 174 of the DGCL, or (iv) for any transaction from which the director derived an improper personal benefit. No repeal or modification of this Article X shall apply to or have any adverse effect on any right or protection of, or any limitation of the liability of, a director of the Corporation existing at the time of such repeal or modification with respect to acts or omissions occurring prior to such repeal or modification.
ARTICLE XI
INDEMNIFICATION
The Corporation may indemnify, and advance expenses to, to the fullest extent permitted by law, any person who was or is a party to or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative by reason of the fact that the person is or was a director, officer, employee or agent of the Corporation, or is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise.
ARTICLE XII
CONSENT OF STOCKHOLDERS IN LIEU OF MEETING
Subject to the terms of any series of Preferred Stock, any action required or permitted to be taken by the stockholders of the Corporation must be effected at an annual or special meeting of the stockholders and may not be effected by written consent in lieu of a meeting; provided, that prior to the Voting Threshold Date, any action required or permitted to be taken at any annual or special meeting of stockholders of the Corporation may be taken without a meeting, without prior notice and without a vote, if a consent or consents

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in writing, setting forth the action so taken, shall be signed by the holders of the outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted and shall be delivered to the Corporation by delivery to its registered office in the State of Delaware, its principal place of business, or an officer or agent of the Corporation having custody of the books in which proceedings of meetings of stockholders are recorded. Delivery made to the Corporation’s registered office shall be made by hand, overnight courier or by certified or registered mail, return receipt requested.
ARTICLE XIII
SPECIAL MEETING OF STOCKHOLDERS
Special meetings of stockholders for any purpose or purposes may be called at any time by the Board, the Chairperson of the Board or the Chief Executive Officer of the Corporation, and may not be called by another other Person or Persons; provided that, prior to the Final Conversion Date, special meetings of stockholders for any purpose or purposes may also be called by or at the request of stockholders of the Corporation collectively holding shares of capital stock of the Corporation with voting power sufficient to provide the Requisite Stockholder Consent. Business transacted at any special meeting of stockholders shall be limited to matters relating to the purpose or purposes stated in the notice of meeting.
ARTICLE XIV
FORUM SELECTION
Unless the Corporation consents in writing to the selection of an alternative forum, (i) the Court of Chancery (the “Chancery Court”) of the State of Delaware (or, in the event that the Chancery Court does not have jurisdiction, the federal district court for the District of Delaware or other state courts of the State of Delaware) shall, to the fullest extent permitted by law, be the sole and exclusive forum for (1) any derivative action or proceeding brought on behalf of the Corporation, (2) any action asserting a claim of breach of a fiduciary duty owed by, or any other wrongdoing by, any current or former director, officer, other employee or stockholder of the Corporation, (3) any action asserting a claim against the Corporation arising pursuant to any provision of the DGCL, this Amended and Restated Certificate of Incorporation or the Bylaws or as to which the DGCL confers jurisdiction on the Court of Chancery, (4) any action to interpret, apply, enforce or determine the validity of any provisions of this Amended and Restated Certificate of Incorporation or the Bylaws, or (5) any other action asserting a claim governed by the internal affairs doctrine and (ii) notwithstanding anything to the contrary herein, but subject to the foregoing provisions of this Article XIV, the federal district courts of the United States shall be the exclusive forum for the resolution of any action, suit or proceeding asserting a cause of action arising under the Securities Act of 1933, as amended. If any action the subject matter of which is within the scope of the preceding sentence is filed in a court other than the applicable courts specified in the immediately preceding sentence (a “Foreign Action”) in the name of any stockholder, such stockholder shall, to the fullest extent permitted by applicable law, be deemed to have consented to (a) the personal jurisdiction of the state and federal courts located within the State of Delaware in connection with any action brought in any such court to enforce the preceding sentence and (b) having service of process made upon such stockholder in any such action by service upon such stockholder’s counsel in the Foreign Action as agent for such stockholder. This provision will not apply to claims arising under the Securities Exchange Act of 1934, as amended, or other federal securities laws for which there is exclusive federal jurisdiction. Any Person or entity purchasing or otherwise acquiring or holding any interest in shares of capital stock of the Corporation shall be deemed to have notice of and consented to the provisions of this Article XIV.
ARTICLE XV
MISCELLANEOUS
If any provision or provisions of this Amended and Restated Certificate of Incorporation shall be held to be invalid, illegal or unenforceable as applied to any circumstance for any reason whatsoever: (i) the validity, legality and enforceability of such provisions in any other circumstance and of the remaining provisions of this Amended and Restated Certificate of Incorporation (including, without limitation, each portion of any

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paragraph of this Amended and Restated Certificate of Incorporation containing any such provision held to be invalid, illegal or unenforceable that is not itself held to be invalid, illegal or unenforceable) shall not in any way be affected or impaired thereby and (ii) to the fullest extent possible and without limiting any other provisions of this Amended and Restated Certificate of Incorporation (or any other provision of the Bylaws or any agreement entered into by the Corporation), the provisions of this Amended and Restated Certificate of Incorporation (including, without limitation, each such portion of any paragraph of this Amended and Restated Certificate of Incorporation containing any such provision held to be invalid, illegal or unenforceable) shall be construed so as to permit the Corporation to protect its directors, officers, employees and agents from personal liability in respect of their good faith service to, or for the benefit of, the Corporation to the fullest extent permitted by law.
To the fullest extent permitted by law, each and every Person purchasing or otherwise acquiring any interest (of any nature whatsoever) in any shares of the capital stock of the Corporation shall be deemed, by reason of and from and after the time of such purchase or other acquisition, to have notice of and to have consented to all of the provisions of (a) this Amended and Restated Certificate of Incorporation, (b) the Bylaws and (c) any amendment to this Amended and Restated Certificate of Incorporation or the Bylaws enacted or adopted in accordance with this Amended and Restated Certificate of Incorporation, the Bylaws and applicable law.
[Remainder of Page Intentionally Left Blank]

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IN WITNESS WHEREOF, the undersigned has executed this Second Amended and Restated Certificate of Incorporation, which shall be effective at [•] Eastern time on [•], 2021.
LONGVIEW ACQUISITION CORP.
By:
       Name:
       Title:

Exhibit B
Form of Longview Bylaws
[See attached.]

FORM OF AMENDED AND RESTATED BYLAWS
OF
BUTTERFLY NETWORK, INC.

i

ii

ARTICLE I.
STOCKHOLDERS
1.1.  Place of Meetings.   All meetings of stockholders shall be held at such place, if any, as may be designated from time to time by the Board of Directors (the “Board”) of Butterfly Network, Inc. (the “Corporation”), the Chairperson of the Board or the Chief Executive Officer or, if not so designated, at the principal office of the Corporation.
1.2.  Annual Meeting.   The annual meeting of stockholders for the election of directors to succeed those whose terms expire and for the transaction of such other business as may properly be brought before the meeting shall be held on a date and at a time designated by the Board, the Chairperson of the Board or the Chief Executive Officer. The Corporation may postpone, recess, reschedule or cancel any previously scheduled annual meeting of stockholders.
1.3.  Special Meetings.   Special meetings of stockholders for any purpose or purposes may be called at any time by only the Board, the Chairperson of the Board or the Chief Executive Officer, and may not be called by any other person or persons; provided that, prior to the Final Conversion Date (as defined in the Certificate of Incorporation), special meetings of stockholders for any purpose or purposes may also be called by or at the request of stockholders of the Corporation collectively holding shares of capital stock of the Corporation with voting power sufficient to provide the Requisite Stockholder Consent (as defined in the Certificate of Incorporation). Business transacted at any special meeting of stockholders shall be limited to matters relating to the purpose or purposes stated in the notice of meeting. The Corporation may postpone, reschedule or cancel any previously scheduled meeting of stockholders; provided, however, that with respect to any special meeting of stockholders of the Corporation previously scheduled at the request of the Requisite Stockholder Consent, the Corporation shall not postpose, reschedule or cancel any such special meeting without the prior written consent of the stockholders who comprised the Requisite Stockholder Consent.
1.4.  Notice of Meetings.   Except as otherwise provided by law, the Certificate of Incorporation or these Bylaws, notice of each meeting of stockholders, whether annual or special, shall be given not less than ten (10) nor more than sixty (60) days before the date of the meeting to each stockholder entitled to vote at such meeting as of the record date for determining the stockholders entitled to notice of the meeting. Without limiting the manner by which notice otherwise may be given to stockholders, any notice to stockholders given by the Corporation shall be effective if given by electronic transmission in accordance with the General Corporation Law of the State of Delaware (the “DGCL”). The notices of all meetings shall state the place, if any, date and time of the meeting, the means of remote communications, if any, by which stockholders and proxyholders may be deemed to be present in person and vote at such meeting, and the record date for determining the stockholders entitled to vote at the meeting (if such date is different from the record date for stockholders entitled to notice of the meeting). The notice of a special meeting shall state, in addition, the purpose or purposes for which the meeting is called. If notice is given by mail, such notice shall be deemed given when deposited in the United States mail, postage prepaid, directed to the stockholder at such stockholder’s address as it appears on the records of the Corporation. If notice is given by electronic transmission, such notice shall be deemed given at the time specified in Section 232 of the DGCL.
1.5.  Voting List.   The Corporation shall prepare, at least ten (10) days before every meeting of stockholders, a complete list of the stockholders entitled to vote at the meeting (provided, however, if the record date for determining the stockholders entitled to vote is less than ten (10) days before the date of the meeting, the list shall reflect the stockholders entitled to vote as of the tenth day before the meeting date), arranged in alphabetical order, and showing the address of each stockholder and the number of shares registered in the name of each stockholder; provided, that such list shall not be required to contain the electronic mail address or other electronic contact information of any stockholder. Such list shall be open to the examination of any stockholder, for any purpose germane to the meeting, for a period of at least ten (10) days prior to the meeting: (a) on a reasonably accessible electronic network, provided that the information required to gain access to such list is provided with the notice of the meeting, or (b) during ordinary business hours, at the principal place of business of the Corporation. If the meeting is to be held at a place, then the list shall also be produced and kept at the time and place of the meeting during the whole time thereof, and may be examined by any stockholder who is present. If the meeting is to be held solely by means of remote communication, then such list shall also be open to the examination of any stockholder during

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the whole time of the meeting on a reasonably accessible electronic network, and the information required to access such list shall be provided with the notice of the meeting. Except as otherwise provided by law, the stock ledger contemplated by this Section 1.5 shall be the only evidence as to who are the stockholders entitled to examine the list of stockholders required by this Section 1.5 or entitled to vote in person or by proxy at any meeting of stockholders.
1.6.  Quorum.   Except as otherwise provided by law, the Certificate of Incorporation or these Bylaws, at each meeting of stockholders the holders of a majority in voting power of the shares of the capital stock of the Corporation issued and outstanding and entitled to vote at the meeting, present in person or represented by proxy, shall constitute a quorum for the transaction of business; provided, however, that where a separate vote by a class or classes or series of capital stock is required by law or the Certificate of Incorporation, the holders of a majority in voting power of the shares of such class or classes or series of the capital stock of the Corporation issued and outstanding and entitled to vote on such matter, present in person or represented by proxy, shall constitute a quorum entitled to take action with respect to the vote on such matter. A quorum, once established at a meeting, shall not be broken by the withdrawal of enough votes to leave less than a quorum.
1.7.  Adjournments.   Any meeting of stockholders may be adjourned from time to time to any other time and to the same or some other place at which a meeting of stockholders may be held under these Bylaws by the Board, the chairperson of the meeting or, if directed to be voted on by the chairperson of the meeting, by a majority of the votes cast by stockholders present or represented at the meeting and entitled to vote thereon, although less than a quorum. It shall not be necessary to notify any stockholder of any adjournment of thirty (30) days or less if the time and place of the adjourned meeting, and the means of remote communication, if any, by which stockholders and proxyholders may be deemed to be present in person and vote at such adjourned meeting, are announced at the meeting at which adjournment is taken, unless after the adjournment a new record date is fixed for determination of stockholders entitled to vote at the adjourned meeting (in which case the Board shall fix the same or an earlier date as the record date for determining stockholders entitled to notice of such adjourned meeting and shall give notice of the adjourned meeting to each stockholder of record as of such date). At the adjourned meeting, the Corporation may transact any business which might have been transacted at the original meeting.
1.8.  Voting and Proxies.   Each stockholder of record entitled to vote at a meeting of stockholders may vote in person or may authorize another person or persons to vote for such stockholder by proxy. Except as otherwise limited therein, proxies shall entitle the persons authorized thereby to vote at any adjournment of such meeting. Proxies shall be filed with the Secretary of the Corporation. No such proxy shall be voted upon after three years from its date, unless the proxy expressly provides for a longer period. A proxy may be irrevocable if it states that it is irrevocable and if, and only as long as, it is coupled with an interest sufficient in law to support an irrevocable power, regardless of whether the interest with which it is coupled is an interest in the stock itself or an interest in the Corporation generally. A stockholder may revoke any proxy which is not irrevocable by attending the meeting and voting in person or by filing an instrument in writing revoking the proxy or another duly executed proxy bearing a later date with the Secretary of the Corporation.
1.9.  Action at Meeting.   When a quorum is present at any meeting, any matter other than the election of directors to be voted upon by the stockholders at such meeting shall be decided by a majority of the votes cast by the holders of all of the shares of stock present in person or represented by proxy at the meeting and voting affirmatively or negatively on such matter (or if one or more class, classes or series of stock are entitled to vote as a separate class or series, then a majority of the votes cast by the holders of the shares of stock of such class, classes or series entitled to vote as a separate class or series present or represented by proxy at the meeting and voting affirmatively or negatively on such matter), except when a different or minimum vote is required by law, regulation applicable to the Corporation or its securities, the rules or regulations of any stock exchange applicable to the Corporation, the Certificate of Incorporation or these Bylaws, in which case such different or minimum vote shall be the required vote on such matter. When a quorum is present at any meeting, in any election by stockholders of directors other than in a contested election, directors shall be elected by the affirmative vote of a majority of the votes cast in favor or against the election of a nominee at a meeting of stockholders. In a contested election, (i) the directors shall be elected by a plurality of the votes cast at a meeting of stockholders by the holders of stock entitled to

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vote in such election, and (ii) stockholders shall not be permitted to vote against a nominee. An election shall be considered contested if, as of the tenth (10th) day preceding the date on which the Corporation first mails its notice of meeting for such meeting to the stockholders of the Corporation, there are more nominees for election than directorships on the Board to be filled by election at the meeting.
1.10.  Nomination of Directors.
(A) Except for any directors entitled to be elected by the holders of preferred stock, at any meeting of stockholders, only persons who are nominated in accordance with the procedures in this Section 1.10 shall be eligible for election as directors. Nominations of persons for election to the Board at an annual meeting of stockholders or a special meeting of stockholders at which directors are to be elected pursuant to the Corporation’s notice of meeting may be made (i) by or at the direction of the Board or any duly authorized committee thereof or (ii) by any stockholder of the Corporation who (x) timely complies with the notice procedures in Section 1.10(B), (y) is a stockholder of record on the date of the giving of such notice and on the record date for the determination of stockholders entitled to vote at such meeting and (z) is entitled to vote at such meeting and on such election.
(B) To be timely, a stockholder’s notice must be received in writing by the Secretary at the principal executive offices of the Corporation as follows: (i) in the case of an election of directors at an annual meeting of stockholders, not less than ninety (90) days nor more than one hundred twenty (120) days prior to the first anniversary of the preceding year’s annual meeting; provided, however, that in the event that the date of the annual meeting is advanced by more than thirty (30) days, or delayed by more than seventy (70), from the first anniversary of the preceding year’s annual meeting, a stockholder’s notice must be so received not earlier than the 120th day prior to such annual meeting and not later than the close of business on the later of (A) the 90th day prior to such annual meeting and (B) the tenth day following the day on which public disclosure of the date of such annual meeting is first made; or (ii) in the case of an election of directors at a special meeting of stockholders, provided that directors are to be elected at such special meeting as set forth in the Corporation’s notice of meeting and provided further that the nomination made by the stockholder is for one of the director positions that the notice of meeting states will be filled at such special meeting, not earlier than the 120th day prior to such special meeting and not later than the close of business on the later of (x) the 90th day prior to such special meeting and (y) the tenth day following the day on which public disclosure of the date of such special meeting for the election of directors is first made. The number of nominees a stockholder may nominate for election at a meeting (or in the case of a stockholder giving the notice on behalf of a beneficial owner, the number of nominees a stockholder may nominate for election at the meeting on behalf of such beneficial owner) shall not exceed the number of directors to be elected at such meeting. In no event shall the adjournment or postponement of a meeting (or the public disclosure thereof) commence a new time period (or extend any time period) for the giving of a stockholder’s notice.
The stockholder’s notice to the Secretary shall set forth: (A) as to each proposed nominee (1) such person’s name, age, business address and, if known, residence address, (2) such person’s principal occupation or employment, (3) the class(es) and series and number of shares of stock of the Corporation that are, directly or indirectly, owned, beneficially or of record, by such person, (4) a description of all direct and indirect compensation and other material monetary agreements, arrangements and understandings during the past three years, and any other material relationships, between or among (x) the stockholder, the beneficial owner, if any, on whose behalf the nomination is being made and the respective affiliates and associates of, or others acting in concert with, such stockholder and such beneficial owner, on the one hand, and (y) each proposed nominee, and his or her respective affiliates and associates, or others acting in concert with such nominee(s), on the other hand, including all information that would be required to be disclosed pursuant to Item 404 of Regulation S-K if the stockholder making the nomination and any beneficial owner on whose behalf the nomination is made or any affiliate or associate thereof or person acting in concert therewith were the “registrant” for purposes of such Item and the proposed nominee were a director or executive officer of such registrant, and (5) any other information concerning such person that must be disclosed as to nominees in proxy solicitations pursuant to Regulation 14A under the Securities Exchange Act of 1934, as amended (the “Exchange Act”); and (B) as to the stockholder giving the notice and the beneficial owner, if any, on whose behalf the nomination is being made (1) the name and address of such stockholder, as they appear

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on the corporation’s books, and of such beneficial owner, (2) the class(es) and series and number of shares of stock of the corporation that are, directly or indirectly, owned, beneficially or of record, by such stockholder and such beneficial owner, (3) a description of any agreement, arrangement or understanding between or among such stockholder and/or such beneficial owner and each proposed nominee and any other person or persons (including their names) pursuant to which the nomination(s) are being made or who may participate in the solicitation of proxies in favor of electing such nominee(s), (4) a description of any agreement, arrangement or understanding (including any derivative or short positions, swaps, profit interests, options, warrants, convertible securities, stock appreciation or similar rights, hedging transactions, and borrowed or loaned shares) that has been entered into by, or on behalf of, such stockholder or such beneficial owner, the effect or intent of which is to mitigate loss to, manage risk or benefit of share price changes for, or increase or decrease the voting power of, such stockholder or such beneficial owner with respect to shares of stock of the Corporation, (5) any other information relating to such stockholder and such beneficial owner that would be required to be disclosed in a proxy statement or other filings required to be made in connection with solicitations of proxies for the election of directors in a contested election pursuant to Section 14 of the Exchange Act and the rules and regulations promulgated thereunder, (6) a representation that such stockholder is a holder of record of stock of the Corporation entitled to vote at such meeting and on such election and intends to appear in person or by proxy at the meeting to nominate the person(s) named in its notice and (7) a representation whether such stockholder and/or such beneficial owner intends or is part of a group which intends (x) to deliver a proxy statement and/or form of proxy to holders of at least the percentage of the Corporation’s outstanding capital stock reasonably believed by such stockholder or such beneficial owner to be sufficient to elect the nominee (and such representation shall be included in any such proxy statement and form of proxy) and/or (y) otherwise to solicit proxies or votes from stockholders in support of such nomination (and such representation shall be included in any such solicitation materials). Not later than ten (10) days after the record date for determining the stockholders entitled to vote at the meeting, the information required by Items (A)(1)-(5) and (B)(1)-(5) of the prior sentence shall be supplemented by the stockholder giving the notice to provide updated information as of such record date. In addition, to be effective, the stockholder’s notice must be accompanied by the written consent of the proposed nominee to serve as a director if elected and to being named in the Corporation’s proxy statement and associated proxy card as a nominee of the stockholder. The Corporation may require any proposed nominee to furnish such other information as the Corporation may reasonably require to, among other things, determine the eligibility of such proposed nominee to serve as a director of the Corporation or whether such nominee would be independent under applicable Securities and Exchange Commission and stock exchange rules and the Corporation’s publicly disclosed corporate governance guidelines, as applicable. A stockholder shall not have complied with this Section 1.10(B) if the stockholder (or beneficial owner, if any, on whose behalf the nomination is made) solicits or does not solicit, as the case may be, proxies or votes in support of such stockholder’s nominee in contravention of the representations with respect thereto required by this Section 1.10.
(C) The chairperson of any meeting shall have the power and duty to determine whether a nomination was made in accordance with the provisions of this Section 1.10 (including whether the stockholder or beneficial owner, if any, on whose behalf the nomination is made solicited (or is part of a group which solicited) or did not so solicit, as the case may be, proxies in support of such stockholder’s nominee in compliance with the representations with respect thereto required by this Section 1.10), and if the chairperson should determine that a nomination was not made in accordance with the provisions of this Section 1.10, the chairperson shall so declare to the meeting and such nomination shall not be brought before the meeting. Without limiting the foregoing, in advance of any meeting of stockholders, the Board shall also have the power to determine whether any nomination was made in accordance with the provisions of this Section 1.10 (including whether the stockholder or beneficial owner, if any, on whose behalf the nomination is made solicited (or is part of a group which solicited) or did not so solicit, as the case may be, proxies in support of such stockholder’s nominee in compliance with the representations with respect thereto required by this Section 1.10).
(D) Except as otherwise required by law, nothing in this Section 1.10 shall obligate the Corporation or the Board to include in any proxy statement or other stockholder communication distributed on behalf of the Corporation or the Board information with respect to any nominee for director submitted by a stockholder.

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(E) Notwithstanding the foregoing provisions of this Section 1.10, unless otherwise required by law, if the stockholder (or a qualified representative of the stockholder) does not appear at the meeting to present a nomination, such nomination shall not be brought before the meeting, notwithstanding that proxies in respect of such nominee may have been received by the Corporation. For purposes of this Article I, to be considered a “qualified representative” of the stockholder, a person must be authorized by a written instrument executed by such stockholder or an electronic transmission delivered by such stockholder to act for such stockholder as proxy at the meeting of stockholders and such person must produce such written instrument or electronic transmission, or a reliable reproduction of the written instrument or electronic transmission, at the meeting of stockholders.
(F) For purposes of this Article I, “public disclosure” shall include disclosure in a press release reported by the Dow Jones News Service, Associated Press or comparable national news service or in a document publicly filed by the corporation with the Securities and Exchange Commission pursuant to Section 13, 14 or 15(d) of the Exchange Act.
(G) Notwithstanding anything in this Section 1.10 to the contrary, in the event that the number of directors to be elected to the Board at any annual meeting is increased effective after the time period for which nominations would otherwise be due under Section 1.10(B) and there is no public disclosure by the Corporation naming the nominees for the additional directorships at least one hundred (100) days prior to the first anniversary of the preceding year’s annual meeting, a stockholder’s notice required by Section 1.10(B) with respect to nominations for such annual meeting shall also be considered timely, but only with respect to nominees for the additional directorships, if it shall be delivered to the Secretary at the principal executive offices of the Corporation not later than the close of business on the tenth day following the day on which such public disclosure is first made by the Corporation.
1.11.  Notice of Business to be Brought Before a Meeting.
(A) At an annual meeting of the stockholders, only such business shall be conducted as shall have been properly brought before the meeting. To be properly brought before an annual meeting, business (other than the nominations of persons for election to the Board) must constitute a proper matter for stockholder action and must be (i) specified in a notice of meeting given by or at the direction of the Board or any duly authorized committee thereof, (ii) if not specified in a notice of meeting, otherwise brought before the meeting by the Board or any duly authorized committee thereof or the Chairperson of the Board or (iii) otherwise properly brought before the meeting by a stockholder who (A) (1) was a stockholder of record of the Corporation both at the time of giving the notice provided for in this Section 1.11 and at the time of the meeting, (2) is entitled to vote at the meeting, and (3) has complied with this Section 1.11 in all applicable respects or (B) properly made such proposal in compliance with Rule 14a-8 under the Exchange Act. The foregoing clause (iii) shall be the exclusive means for a stockholder to propose business to be brought before an annual meeting of the stockholders. Notwithstanding anything herein to the contrary, unless otherwise required by law, if a stockholder seeking to bring business before an annual meeting pursuant to clause (iii) of this Section 1.11(A) (or a qualified representative of the stockholder) does not appear at the meeting to present the proposed business, such proposed business shall not be transacted, notwithstanding that proxies in respect of such proposed business may have been received by the Corporation.
(B) Without qualification, for business to be properly brought before an annual meeting by a stockholder, the stockholder must (i) provide Timely Notice (as defined below) thereof in writing and in proper form to the Secretary of the Corporation and (ii) provide any updates or supplements to such notice at the times and in the forms required by this Section 1.11. To be timely, a stockholder’s notice must be delivered to, or mailed and received at, the principal executive offices of the Corporation not less than ninety (90) days nor more than one hundred twenty (120) days prior to the one-year anniversary of the preceding year’s annual meeting; provided, however, that if the date of the annual meeting is more than thirty (30) days before or more than seventy (70) days after such anniversary date, notice by the stockholder to be timely must be so delivered, or mailed and received, not later than the 90th day prior to such annual meeting or, if later, the tenth day following the day on which public disclosure of the date of such annual meeting was first made (such notice within such time periods, “Timely Notice”). In

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no event shall any adjournment or postponement of an annual meeting or the announcement thereof commence a new time period (or extend any time period) for the giving of Timely Notice as described above.
(C) To be in proper form for purposes of this Section 1.11, a stockholder’s notice to the Secretary shall set forth:
(i) As to each Proposing Person (as defined below), (A) the name and address of such Proposing Person (including, if applicable, the name and address that appear on the Corporation’s books and records); and (B) the class(es) and series and number of shares of the Corporation that are, directly or indirectly, owned of record and beneficially owned (within the meaning of Rule 13d-3 under the Exchange Act) by such Proposing Person, except that such Proposing Person shall in all events be deemed to beneficially own any shares of any class or series of the Corporation as to which such Proposing Person has a right to acquire beneficial ownership at any time in the future (the disclosures to be made pursuant to the foregoing clauses (A) and (B) are referred to as “Stockholder Information”);
(ii) As to each Proposing Person, (A) the full notional amount of any securities that, directly or indirectly, underlie any “derivative security” (as such term is defined in Rule 16a-1(c) under the Exchange Act) that constitutes a “call equivalent position” (as such term is defined in Rule 16a-1(b) under the Exchange Act) (“Synthetic Equity Position”) and that is, directly or indirectly, held or maintained by such Proposing Person with respect to any shares of any class(es) or series of shares of the Corporation; provided that, for the purposes of the definition of “Synthetic Equity Position,” the term “derivative security” shall also include any security or instrument that would not otherwise constitute a “derivative security” as a result of any feature that would make any conversion, exercise or similar right or privilege of such security or instrument becoming determinable only at some future date or upon the happening of a future occurrence, in which case the determination of the amount of securities into which such security or instrument would be convertible or exercisable shall be made assuming that such security or instrument is immediately convertible or exercisable at the time of such determination; and, provided, further, that any Proposing Person satisfying the requirements of Rule 13d-1(b)(1) under the Exchange Act (other than a Proposing Person that so satisfies Rule 13d-1(b)(1) under the Exchange Act solely by reason of Rule 13d-1(b)(1)(ii)(E)) shall not be deemed to hold or maintain the notional amount of any securities that underlie a Synthetic Equity Position held by such Proposing Person as a hedge with respect to a bona fide derivatives trade or position of such Proposing Person arising in the ordinary course of such Proposing Person’s business as a derivatives dealer, (B) any rights to dividends on the shares of any class or series of shares of the Corporation owned beneficially by such Proposing Person that are separated or separable from the underlying shares of the Corporation, (C) any material pending or threatened legal proceeding in which such Proposing Person is a party or material participant involving the Corporation or any of its officers or directors, or any affiliate of the Corporation, (D) any other material relationship between such Proposing Person, on the one hand, and the Corporation and any affiliate of the Corporation, on the other hand, (E) any direct or indirect material interest in any material contract or agreement of such Proposing Person with the Corporation or any affiliate of the Corporation (including, in any such case, any employment agreement, collective bargaining agreement or consulting agreement), (F) a representation that such stockholder is a holder of record of stock of the Corporation entitled to vote at such meeting and intends to appear in person or by proxy at the meeting to propose such business, (G) a representation that such Proposing Person intends or is part of a group which intends to deliver a proxy statement or form of proxy to holders of at least the percentage of the Corporation’s outstanding capital stock required to approve or adopt the proposal or otherwise solicit proxies from stockholders in support of such proposal and (H) any other information relating to such Proposing Person that would be required to be disclosed in a proxy statement or other filing required to be made in connection with solicitations of proxies or consents by such Proposing Person in support of the business proposed to be brought before the meeting pursuant to Section 14(a) of the Exchange Act (the disclosures to be made pursuant to the foregoing clauses (A) through (G) are referred to as “Disclosable Interests”); provided, however, that Disclosable Interests shall not include any such disclosures with respect to the ordinary course business activities

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of any broker, dealer, commercial bank, trust company or other nominee who is a Proposing Person solely as a result of being the stockholder directed to prepare and submit the notice required by these Bylaws on behalf of a beneficial owner; and
(iii) As to each item of business that the stockholder proposes to bring before the annual meeting, (A) a brief description of the business desired to be brought before the annual meeting, the reasons for conducting such business at the annual meeting and any material interest in such business of each Proposing Person, (B) the text of the proposal or business (including the text of any resolutions proposed for consideration and in the event that such business includes a proposal to amend these Bylaws, the language of the proposed amendment), and (C) a reasonably detailed description of all agreements, arrangements and understandings (x) between or among any of the Proposing Persons or (y) between or among any Proposing Person and any other record or beneficial holder(s) of shares of capital stock of the Corporation or persons(s) who have a right to acquire beneficial ownership at any time in the future of the shares of any class or series of the Corporation (including their names), in connection with the proposal of such business by such stockholder; and (D) any other information relating to such item of business that would be required to be disclosed in a proxy statement or other filing required to be made in connection with solicitations of proxies in support of the business proposed to be brought before the meeting pursuant to Section 14(a) of the Exchange Act; provided, however, that the disclosures required by this paragraph (iii) shall not include any disclosures with respect to any broker, dealer, commercial bank, trust company or other nominee who is a Proposing Person solely as a result of being the stockholder directed to prepare and submit the notice required by these Bylaws on behalf of a beneficial owner.
For purposes of this Section 1.11, the term “Proposing Person” shall mean (i) the stockholder providing the notice of business proposed to be brought before an annual meeting, (ii) the beneficial owner or beneficial owners, if different, on whose behalf the notice of the business proposed to be brought before the annual meeting is made, and (iii) any participant (as defined in paragraphs (a)(ii)-(vi) of Instruction 3 to Item 4 of Schedule 14A) with such stockholder in such solicitation.
(D) A Proposing Person shall update and supplement its notice to the Corporation of its intent to propose business at an annual meeting, if necessary, so that the information provided or required to be provided in such notice pursuant to this Section 1.11 shall be true and correct as of the record date for stockholders entitled to vote at the meeting and as of the date that is ten (10) business days prior to the meeting or any adjournment or postponement thereof, and such update and supplement shall be delivered to, or mailed and received by, the Secretary at the principal executive offices of the Corporation not later than five (5) business days after the record date for stockholders entitled to vote at the meeting (in the case of the update and supplement required to be made as of such record date), and not later than eight (8) business days prior to the date for the meeting or, if practicable, any adjournment or postponement thereof (and, if not practicable, on the first practicable date prior to the date to which the meeting has been adjourned or postponed) (in the case of the update and supplement required to be made as of ten (10) business days prior to the meeting or any adjournment or postponement thereof). For the avoidance of doubt, the obligation to update and supplement as set forth in this paragraph or any other Section of these Bylaws shall not limit the Corporation’s rights with respect to any deficiencies in any notice provided by a stockholder, extend any applicable deadlines hereunder or enable or be deemed to permit a stockholder who has previously submitted notice hereunder to amend or update any proposal or to submit any new proposal, including by changing or adding matters, business or resolutions proposed to be brought before a meeting of the stockholders.
(E) Notwithstanding anything in these Bylaws to the contrary, no business shall be conducted at an annual meeting that is not properly brought before the meeting in accordance with this Section 1.11. The chairperson of the meeting shall have the power and duty to determine whether any proposed business was brought in accordance with the provisions of this Section 1.11, and if the chairperson should determine that the business was not properly brought before the meeting in accordance with this Section 1.11, the chairperson shall so declare to the meeting and any such business not properly brought before the meeting shall not be transacted. Without limiting the foregoing, in advance of any meeting of stockholders, the Board shall also have the power to determine whether any proposed business was made in accordance with the provisions of this Section 1.11.

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(F) This Section 1.11 is expressly intended to apply to any business proposed to be brought before an annual meeting of stockholders other than any proposal made in accordance with Rule 14a-8 under the Exchange Act and included in the Corporation’s proxy statement. In addition to the requirements of this Section 1.11 with respect to any business proposed to be brought before an annual meeting of stockholders, each Proposing Person shall comply with all applicable requirements of the Exchange Act with respect to any such business. Nothing in this Section 1.11 shall be deemed to affect the rights of stockholders to request inclusion of proposals in the Corporation’s proxy statement pursuant to Rule 14a-8 under the Exchange Act.
1.12.  Conduct of Meetings.
(A) Meetings of stockholders shall be presided over by the Chairperson of the Board, if any, or in the Chairperson’s absence by the Vice Chairperson of the Board, if any, or in the Vice Chairperson’s absence by the Chief Executive Officer, or in the Chief Executive Officer’s absence, by the President, or in the President’s absence by a Vice President, or in the absence of all of the foregoing persons by a chairperson designated by the Board. The Secretary shall act as secretary of the meeting, but in the Secretary’s absence the chairperson of the meeting may appoint any person to act as secretary of the meeting.
(B) The Board may adopt by resolution such rules, regulations and procedures for the conduct of any meeting of stockholders of the Corporation as it shall deem appropriate including, without limitation, such guidelines and procedures as it may deem appropriate regarding the participation by means of remote communication of stockholders and proxyholders not physically present at a meeting. Except to the extent inconsistent with such rules, regulations and procedures as adopted by the Board, the chairperson of any meeting of stockholders shall have the right and authority to convene and (for any or no reason) to recess and/or adjourn the meeting, to prescribe such rules, regulations and procedures and to do all such acts as, in the judgment of such chairperson, are appropriate for the proper conduct of the meeting. Such rules, regulations or procedures, whether adopted by the Board or prescribed by the chairperson of the meeting, may include, without limitation, the following: (i) the establishment of an agenda or order of business for the meeting; (ii) rules and procedures for maintaining order at the meeting and the safety of those present; (iii) limitations on attendance at or participation in the meeting to stockholders of record of the Corporation, their duly authorized and constituted proxies or such other persons as shall be determined; (iv) restrictions on entry to the meeting after the time fixed for the commencement thereof; and (v) limitations on the time allotted to questions or comments by participants. Unless and to the extent determined by the Board or the chairperson of the meeting, meetings of stockholders shall not be required to be held in accordance with the rules of parliamentary procedure.
(C) The chairperson of the meeting shall announce at the meeting when the polls for each matter to be voted upon at the meeting will be opened and closed. After the polls close, no ballots, proxies or votes or any revocations or changes thereto may be accepted.
(D) In advance of any meeting of stockholders, the Board, the Chairperson of the Board or the Chief Executive Officer shall appoint one or more inspectors of election to act at the meeting and make a written report thereof. One or more other persons may be designated as alternate inspectors to replace any inspector who fails to act. If no inspector or alternate is present, ready and willing to act at a meeting of stockholders, the chairperson of the meeting shall appoint one or more inspectors to act at the meeting. Unless otherwise required by law, inspectors may be officers, employees or agents of the Corporation. Each inspector, before entering upon the discharge of such inspector’s duties, shall take and sign an oath faithfully to execute the duties of inspector with strict impartiality and according to the best of such inspector’s ability. The inspector shall have the duties prescribed by law and, when the vote is completed, shall certify their determination of the result of the vote taken and of such other facts as may be required by law. Every vote taken by ballots shall be counted by a duly appointed inspector or duly appointed inspectors.
ARTICLE II.
DIRECTORS
2.1.  General Powers.   The business and affairs of the Corporation shall be managed by or under the direction of the Board, who may exercise all of the powers of the Corporation except as otherwise provided by law or the Certificate of Incorporation.

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2.2.  Number, Election and Term.   The total number of directors constituting the Board shall be as fixed in, or in the manner provided by, the Certificate of Incorporation. Election of directors need not be by written ballot. The term of office of each director shall be as specified in the Certificate of Incorporation.
2.3.  Chairperson of the Board; Vice Chairperson of the Board.   The Board may appoint from its members a Chairperson of the Board and a Vice Chairperson of the Board, neither of whom need be an employee or officer of the Corporation. If the Board appoints a Chairperson of the Board, such Chairperson shall perform such duties and possess such powers as are assigned by the Board and, if the Chairperson of the Board is also designated as the Corporation’s Chief Executive Officer, shall have the powers and duties of the Chief Executive Officer prescribed in Section 3.7 of these Bylaws. If the Board appoints a Vice Chairperson of the Board, such Vice Chairperson shall perform such duties and possess such powers as are assigned by the Board. Unless otherwise provided by the Board, the Chairperson of the Board or, in the Chairperson’s absence, the Vice Chairperson of the Board, if any, shall preside at all meetings of the Board.
2.4.  Terms of Office.   Directors shall be elected for such terms and in the manner provided by the Certificate of Incorporation and applicable law. The term of each director shall continue until the election and qualification of his or her successor and be subject to his or her earlier death, resignation, disqualification or removal. For the avoidance of doubt, no decrease in the number of directors constituting the Board shall shorten the term of any incumbent director.
2.5.  Quorum.   The greater of (a) a majority of the directors at any time in office and (b) one-third of the number of directors established by the Board pursuant to Section 2.2 of these Bylaws shall constitute a quorum of the Board. If at any meeting of the Board there shall be less than a quorum, a majority of the directors present may adjourn the meeting from time to time without further notice other than announcement at the meeting, until a quorum shall be present.
2.6.  Action at Meeting.   Every act or decision done or made by a majority of the directors present at a meeting duly held at which a quorum is present shall be regarded as the act of the Board, unless a greater number is required by law, the Certificate of Incorporation or these Bylaws.
2.7.  Removal.   Directors of the Corporation may only be removed in the manner specified by the Certificate of Incorporation.
2.8.  Newly Created Directorships; Vacancies.   Any newly created directorship or vacancy on the Board, however occurring, shall be filled in accordance with the Certificate of Incorporation and applicable law.
2.9.  Resignation.   Any director may resign by delivering a resignation in writing or by electronic transmission to the Corporation. Such resignation shall be effective upon delivery unless it is specified to be effective at some later time or upon the happening of some later event.
2.10.  Regular Meetings.   Regular meetings of the Board may be held without notice at such time and place as shall be determined from time to time by the Board; provided that any director who is absent when such a determination is made shall be given notice of the determination. A regular meeting of the Board may be held without notice immediately after and at the same place as the annual meeting of stockholders.
2.11.  Special Meetings.   Special meetings of the Board may be called by the Chairperson of the Board, the Chief Executive Officer, the affirmative vote of a majority of the directors then in office, or by one director in the event that there is only a single director in office.
2.12.  Notice of Special Meetings.   Notice of the date, place and time of any special meeting of the Board shall be given to each director (a) in person or by telephone at least twenty-four (24) hours in advance of the meeting, (b) by sending written notice by reputable overnight courier, telecopy, facsimile, electronic mail or other means of electronic transmission, or delivering written notice by hand, to such director’s last known business, home or means of electronic transmission address at least twenty-four (24) hours in advance of the meeting, or (c) by sending written notice by first-class mail to such director’s last known business or home address at least seventy-two (72) hours in advance of the meeting. Such notice may be given by the Secretary or by the Chairperson of the Board, the Chief Executive Officer or one of the directors calling the meeting. A notice or waiver of notice of a meeting of the Board need not specify the purposes of the meeting.

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2.13.  Meetings by Conference Communications Equipment.   Directors may participate in meetings of the Board or any committee thereof by means of conference telephone or other communications equipment by means of which all persons participating in the meeting can hear each other, and participation by such means shall constitute presence in person at such meeting.
2.14.  Action by Consent.   Any action required or permitted to be taken at any meeting of the Board or of any committee thereof may be taken without a meeting, if all members of the Board or committee, as the case may be, consent to the action in writing or by electronic transmission.
2.15.  Committees.   The Board may designate one or more committees, each committee to consist of one or more of the directors of the Corporation with such lawfully delegable powers and duties as the Board thereby confers, to serve at the pleasure of the Board. The Board may designate one or more directors as alternate members of any committee, who may replace any absent or disqualified member at any meeting of the committee. In the absence or disqualification of a member of a committee, the member or members of the committee present at any meeting and not disqualified from voting, whether or not such member or members constitute a quorum, may unanimously appoint another member of the Board to act at the meeting in the place of any such absent or disqualified member. Any such committee, to the extent provided in the resolution of the Board and subject to the provisions of law, shall have and may exercise all the powers and authority of the Board in the management of the business and affairs of the Corporation and may authorize the seal of the Corporation to be affixed to all papers which may require it. Each such committee shall keep minutes and make such reports as the Board may from time to time request. Except as otherwise provided in the Certificate of Incorporation, these Bylaws, or the resolution of the Board designating the committee, a committee may create one or more subcommittees, each subcommittee to consist of one or more members of the committee, and delegate to a subcommittee any or all of the powers and authority of the committee.
2.16.  Compensation of Directors.   Directors may be paid such compensation for their services and such reimbursement for expenses of attendance at meetings as the Board may from time to time determine. No such payment shall preclude any director from serving the Corporation or any of its parent or subsidiary entities in any other capacity and receiving compensation for such service.
ARTICLE III.
OFFICERS
3.1.  Titles.   The officers of the Corporation may consist of a Chief Executive Officer, a President, a Chief Financial Officer, a Treasurer and a Secretary and such other officers with such other titles as the Board shall from time to time determine. The Board may appoint such other officers, including one or more Vice Presidents and one or more Assistant Treasurers or Assistant Secretaries, as it may deem appropriate from time to time.
3.2.  Election.   The Chief Executive Officer, President, Treasurer and Secretary shall be elected annually by the Board at its first meeting following the annual meeting of stockholders. Other officers may be appointed by the Board at such meeting or at any other meeting.
3.3.  Qualification.   No officer need be a stockholder. Any two or more offices may be held by the same person.
3.4.  Tenure.   Except as otherwise provided by law, by the Certificate of Incorporation or by these Bylaws, each officer shall hold office until such officer’s successor is duly elected and qualified, unless a different term is specified in the resolution electing or appointing such officer, or until such officer’s earlier death, resignation, disqualification or removal.
3.5.  Resignation and Removal.   Any officer may resign by delivering a resignation in writing or by electronic transmission to the Corporation. Such resignation shall be effective upon receipt unless it is specified to be effective at some later time or upon the happening of some later event. Any officer may be removed at any time, with or without cause, by the affirmative vote of a majority of the directors then in office. Except as the Board may otherwise determine, no officer who resigns or is removed shall have any right to any compensation as an officer for any period following such officer’s resignation or removal, or any right to damages on account of such removal, whether such officer’s compensation be by the month or by

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the year or otherwise, unless such compensation is expressly provided for in a duly authorized written agreement with the Corporation.
3.6.  Vacancies.   The Board may fill any vacancy occurring in any office. Each such successor shall hold office for the unexpired term of such officer’s predecessor and until a successor is duly elected and qualified, or until such officer’s earlier death, resignation, disqualification or removal.
3.7.  President; Chief Executive Officer.   Unless the Board has designated another person as the Corporation’s Chief Executive Officer, the President shall be the Chief Executive Officer of the Corporation. The Chief Executive Officer shall have general charge and supervision of the business of the Corporation subject to the direction of the Board, and shall perform all duties and have all powers that are commonly incident to the office of chief executive or that are delegated to such officer by the Board. The President shall perform such other duties and shall have such other powers as the Board or the Chief Executive Officer (if the President is not the Chief Executive Officer) may from time to time prescribe. In the event of the absence, inability or refusal to act of the Chief Executive Officer or the President (if the President is not the Chief Executive Officer), the Vice President (or if there shall be more than one, the Vice Presidents in the order determined by the Board) shall perform the duties of the Chief Executive Officer and when so performing such duties shall have all the powers of and be subject to all the restrictions upon the Chief Executive Officer.
3.8.  Vice Presidents.   Each Vice President shall perform such duties and possess such powers as the Board or the Chief Executive Officer may from time to time prescribe. The Board may assign to any Vice President the title of Executive Vice President, Senior Vice President or any other title selected by the Board.
3.9.  Secretary and Assistant Secretaries.   The Secretary shall perform such duties and shall have such powers as the Board or the Chief Executive Officer may from time to time prescribe. In addition, the Secretary shall perform such duties and have such powers as are incident to the office of the secretary, including without limitation the duty and power to give notices of all meetings of stockholders and special meetings of the Board, to attend all meetings of stockholders and the Board and keep a record of the proceedings, to maintain a stock ledger and prepare lists of stockholders and their addresses as required, to be custodian of corporate records and the corporate seal and to affix and attest to the same on documents.
Any Assistant Secretary shall perform such duties and possess such powers as the Board, the Chief Executive Officer or the Secretary may from time to time prescribe. In the event of the absence, inability or refusal to act of the Secretary, the Assistant Secretary (or if there shall be more than one, the Assistant Secretaries in the order determined by the Board) shall perform the duties and exercise the powers of the Secretary.
In the absence of the Secretary or any Assistant Secretary at any meeting of stockholders or directors, the chairperson of the meeting shall designate a temporary secretary to keep a record of the meeting.
3.10.  Treasurer and Assistant Treasurers.   The Treasurer shall perform such duties and shall have such powers as may from time to time be assigned by the Board or the Chief Executive Officer. In addition, the Treasurer shall perform such duties and have such powers as are incident to the office of treasurer, including without limitation the duty and power to keep and be responsible for all funds and securities of the Corporation, to deposit funds of the Corporation in depositories selected in accordance with these Bylaws, to disburse such funds as ordered by the Board, to make proper accounts of such funds, and to render as required by the Board statements of all such transactions and of the financial condition of the Corporation.
The Assistant Treasurers shall perform such duties and possess such powers as the Board, the Chief Executive Officer or the Treasurer may from time to time prescribe. In the event of the absence, inability or refusal to act of the Treasurer, the Assistant Treasurer (or if there shall be more than one, the Assistant Treasurers in the order determined by the Board) shall perform the duties and exercise the powers of the Treasurer.
3.11.  Salaries.   Officers of the Corporation shall be entitled to such salaries, compensation or reimbursement as shall be fixed or allowed from time to time by the Board.
3.12.  Delegation of Authority.   Subject to these Bylaws and any contrary action by the Board, each officer of the Corporation shall have, in addition to the duties and powers specifically set forth in these

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Bylaws, such duties and powers as are customarily incident to his or her office, and such duties and powers as may be designated from time to time by the Board. In addition, the Board may from time to time delegate the powers or duties of any officer to any other officer or agent, notwithstanding any provision hereof.
ARTICLE IV.
CAPITAL STOCK
4.1.  Stock Certificates; Uncertificated Shares.   The shares of the Corporation shall be represented by certificates, provided that the Board may provide by resolution or resolutions that some or all of any or all classes or series of the Corporation’s stock shall be uncertificated shares. Any such resolution shall not apply to shares represented by a certificate until such certificate is surrendered to the Corporation. Every holder of stock of the Corporation represented by certificates shall be entitled to have a certificate, in such form as may be prescribed by law and by the Board, representing the number of shares held by such holder registered in certificate form. Each such certificate shall be signed in a manner that complies with Section 158 of the DGCL, and each officer appointed pursuant to Article III shall be an authorized officer for this purpose.
Each certificate for shares of stock which are subject to any restriction on transfer pursuant to the Certificate of Incorporation, these Bylaws, applicable securities laws or any agreement among any number of stockholders or among such holders and the Corporation shall have conspicuously noted on the face or back of the certificate either the full text of the restriction or a statement of the existence of such restriction.
If the Corporation shall be authorized to issue more than one class of stock or more than one series of any class, the powers, designations, preferences and relative participating, optional or other special rights of each class of stock or series thereof and the qualifications, limitations or restrictions of such preferences and/or rights shall be set forth in full or summarized on the face or back of each certificate representing shares of such class or series of stock, provided that in lieu of the foregoing requirements there may be set forth on the face or back of each certificate representing shares of such class or series of stock a statement that the Corporation will furnish without charge to each stockholder who so requests the powers, designations, preferences and relative, participating, optional or other special rights of each class of stock or series thereof and the qualifications, limitations or restrictions of such preferences and/or rights.
Within a reasonable time after the issuance or transfer of uncertificated shares, the registered owner thereof shall be given a notice, in writing or by electronic transmission, containing the information required to be set forth or stated on certificates pursuant to Sections 151, 156, 202(a) or 218(a) of the DGCL or, with respect to Section 151 of the DGCL, a statement that the Corporation will furnish without charge to each stockholder who so requests the powers, designations, preferences and relative participating, optional or other special rights of each class of stock or series thereof and the qualifications, limitations or restrictions of such preferences and/or rights.
4.2.  Transfers.   Shares of stock of the Corporation shall be transferable in the manner prescribed by law, the Certificate of Incorporation and in these Bylaws. Transfers of shares of stock of the Corporation shall be made only on the books of the Corporation or by transfer agents designated to transfer shares of stock of the Corporation. Subject to applicable law, shares of stock represented by certificates shall be transferred only on the books of the Corporation by the surrender to the Corporation or its transfer agent of the certificate representing such shares properly endorsed or accompanied by a written assignment or power of attorney properly executed, and with such proof of authority or the authenticity of signature as the Corporation or its transfer agent may reasonably require. Except as may be otherwise required by law, by the Certificate of Incorporation or by these Bylaws, the Corporation shall be entitled to treat the record holder of stock as shown on its books as the owner of such stock for all purposes, including the payment of dividends and the right to vote with respect to such stock, regardless of any transfer, pledge or other disposition of such stock until the shares have been transferred on the books of the Corporation in accordance with the requirements of these Bylaws.
4.3.  Lost, Stolen or Destroyed Certificates.   The Corporation may issue a new certificate or uncertificated shares in place of any previously issued certificate alleged to have been lost, stolen or destroyed, upon such terms and conditions as the Board may prescribe, including the presentation of reasonable evidence of such loss, theft or destruction and the giving of such indemnity and posting of such

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bond sufficient to indemnify the Corporation against any claim that may be made against it on account of the alleged loss, theft or destruction of any such certificate or the issuance of such new certificate or uncertificated shares.
4.4.  Record Date.   The Board may fix in advance a date as a record date for the determination of the stockholders entitled to notice of any meeting of stockholders, or entitled to receive payment of any dividend or other distribution or allotment of any rights in respect of any change, conversion or exchange of stock, or for the purpose of any other lawful action. Such record date shall not precede the date on which the resolution fixing the record date is adopted, and such record date shall not be more than sixty (60) nor less than ten (10) days before the date of such meeting, nor more than sixty (60) days prior to any other action to which such record date relates. If the Board so fixes a record date for determining the stockholders entitled to notice of any meeting of stockholders, such date shall also be the record date for determining the stockholders entitled to vote at such meeting unless the Board determines, at the time it fixes such record date, that a later date on or before the date of the meeting shall be the date for making such determination.
If no record date is fixed, the record date for determining stockholders entitled to notice of or to vote at a meeting of stockholders shall be at the close of business on the day before the day on which notice is given, or, if notice is waived, at the close of business on the day before the day on which the meeting is held. If no record date is fixed, the record date for determining stockholders for any other purpose shall be at the close of business on the day on which the Board adopts the resolution relating to such purpose.
A determination of stockholders of record entitled to notice of or to vote at a meeting of stockholders shall apply to any adjournment of the meeting; provided, however, that the Board may fix a new record date for determination of stockholders entitled to vote at the adjourned meeting, and in such case shall also fix as the record date for stockholders entitled to notice of such adjourned meeting the same or an earlier date as that fixed for determination of stockholders entitled to vote in accordance herewith at the adjourned meeting.
4.5.  Regulations.   The issue, conversion and registration of shares of stock of the Corporation shall be governed by such other regulations as the Board may establish.
ARTICLE V.
GENERAL PROVISIONS
5.1.  Fiscal Year.   Except as from time to time otherwise designated by the Board, the fiscal year of the Corporation shall begin on the first day of January of each year and end on the last day of December in each year.
5.2.  Corporate Seal.   The corporate seal shall be in such form as shall be approved by the Board.
5.3.  Waiver of Notice.   Whenever notice is required to be given by law, by the Certificate of Incorporation or by these Bylaws, a written waiver signed by the person entitled to notice, or a waiver by electronic transmission by the person entitled to notice, whether before, at or after the time of the event for which notice is to be given, shall be deemed equivalent to notice required to be given to such person. Neither the business nor the purpose of any meeting need be specified in any such waiver. Attendance of a person at a meeting shall constitute a waiver of notice of such meeting, except when the person attends a meeting for the express purpose of objecting at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened.
5.4.  Voting of Securities.   Except as the Board may otherwise designate, the Chief Executive Officer, the President, the Chief Financial Officer or the Treasurer may waive notice, vote, consent, or appoint any person or persons to waive notice, vote or consent, on behalf of the Corporation, and act as, or appoint any person or persons to act as, proxy or attorney-in-fact for the Corporation (with or without power of substitution and re-substitution), with respect to the securities of any other entity which may be held by the Corporation.
5.5.  Evidence of Authority.   A certificate by the Secretary, or an Assistant Secretary, or a temporary Secretary, as to any action taken by the stockholders, directors, a committee or any officer or representative of the Corporation shall as to all persons who rely on the certificate in good faith be conclusive evidence of such action.

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5.6.  Certificate of Incorporation.   All references in these Bylaws to the Certificate of Incorporation shall be deemed to refer to the Certificate of Incorporation of the Corporation, as amended and/or restated and in effect from time to time, including any certificate of designation relating to any outstanding series of preferred stock.
5.7.  Severability.   Any determination that any provision of these Bylaws is for any reason inapplicable, illegal or ineffective shall not affect or invalidate any other provision of these Bylaws.
5.8.  Pronouns.   All pronouns used in these Bylaws shall be deemed to refer to the masculine, feminine or neuter, singular or plural, as the identity of the person or persons may require.
5.9.  Electronic Transmission.   For purposes of these Bylaws, “electronic transmission” means any form of communication, not directly involving the physical transmission of paper, that creates a record that may be retained, retrieved, and reviewed by a recipient thereof, and that may be directly reproduced in paper form by such a recipient through an automated process.
ARTICLE VI.
AMENDMENTS
These Bylaws may be altered, amended or repealed, in whole or in part, or new Bylaws may be adopted by the Board or by the stockholders as expressly provided in the Certificate of Incorporation.
ARTICLE VII.
INDEMNIFICATION AND ADVANCEMENT
7.1.  Power to Indemnify in Actions, Suits or Proceedings other than Those by or in the Right of the Corporation.   Subject to Section 7.3, the Corporation shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the Corporation) by reason of the fact that such person is or was a director or officer of the Corporation, or, while a director or officer of the Corporation, is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the Corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe such person’s conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which such person reasonably believed to be in or not opposed to the best interests of the Corporation, and, with respect to any criminal action or proceeding, had reasonable cause to believe that such person’s conduct was unlawful.
7.2.  Power to Indemnify in Actions, Suits or Proceedings by or in the Right of the Corporation.   Subject to Section 7.3, the Corporation shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the Corporation to procure a judgment in its favor by reason of the fact that such person is or was a director or officer of the Corporation, or, while a director or officer of the Corporation, is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise against expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection with the defense or settlement of such action or suit if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the Corporation; except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the Corporation unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity by the Corporation for such expenses which the Court of Chancery or such other court shall deem proper.

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7.3.  Authorization of Indemnification.   Any indemnification under this Article VII (unless ordered by a court) shall be made by the Corporation only as authorized in the specific case upon a determination that indemnification of the director or officer is proper in the circumstances because such person has met the applicable standard of conduct set forth in Section 7.1 or Section 7.2, as the case may be. Such determination shall be made, with respect to a person who is a director or officer at the time of such determination, (i) by a majority vote of the directors who are not parties to such action, suit or proceeding, even though less than a quorum, or (ii) by a committee of such directors designated by a majority vote of such directors, even though less than a quorum, or (iii) if there are no such directors, or if such directors so direct, by independent legal counsel in a written opinion or (iv) by the stockholders. Such determination shall be made, with respect to former directors and officers, by any person or persons having the authority to act on the matter on behalf of the Corporation. To the extent, however, that a present or former director or officer of the Corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding set forth in Section 7.1 or Section 7.2 or in defense of any claim, issue or matter therein, such person shall be indemnified against expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection therewith, without the necessity of authorization in the specific case.
7.4.  Good Faith Defined.   For purposes of any determination under Section 7.3, a person shall, to the fullest extent permitted by law, be deemed to have acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the Corporation, or, with respect to any criminal action or proceeding, to have had no reasonable cause to believe such person’s conduct was unlawful, if such person’s action is based on good faith reliance on the records or books of account of the Corporation or another enterprise, or on information supplied to such person by the officers of the Corporation or another enterprise in the course of their duties, or on the advice of legal counsel for the Corporation or another enterprise or on information or records given or reports made to the Corporation or another enterprise by an independent certified public accountant or by an appraiser or other expert selected with reasonable care by the Corporation or another enterprise. The term “another enterprise” as used in this Section 7.4 shall mean any other corporation or any partnership, joint venture, trust, employee benefit plan or other enterprise of which such person is or was serving at the request of the Corporation as a director, officer, employee or agent. The provisions of this Section 7.4 shall not be deemed to be exclusive or to limit in any way the circumstances in which a person may be deemed to have met the applicable standard of conduct set forth in Sections 7.1 or 7.2, as the case may be.
7.5.  Right of Claimant to Bring Suit.   Notwithstanding any contrary determination in the specific case under Section 7.3, and notwithstanding the absence of any determination thereunder, if (i) following the final disposition of the applicable proceeding, a claim for indemnification under Sections 7.1 or 7.2 of this Article VII is not paid in full by the Corporation within ninety (90) days after the later of a written claim for indemnification has been received by the Corporation, or (ii) a claim for advancement of expenses under Section 7.6 of this Article VII is not paid in full by the Corporation within thirty (30) days after the Corporation has received a statement or statements requesting such amounts to be advanced, the claimant may at any time thereafter (but not before) bring suit against the Corporation in the Court of Chancery in the State of Delaware to recover the unpaid amount of the claim, together with interest thereon, or to obtain advancement of expenses, as applicable. It shall be a defense to any such action brought to enforce a right to indemnification (but not in an action brought to enforce a right to an advancement of expenses) that the claimant has not met the standards of conduct which make it permissible under the DGCL (or other applicable law) for the Corporation to indemnify the claimant for the amount claimed, but the burden of proving such defense shall be on the Corporation. Neither a contrary determination in the specific case under Section 7.3 nor the absence of any determination thereunder shall be a defense to such application or create a presumption that the claimant has not met any applicable standard of conduct. If successful, in whole or in part, the claimant shall also be entitled to be paid the expense of prosecuting such claim, including reasonable attorneys’ fees incurred in connection therewith, to the fullest extent permitted by applicable law.
7.6.  Expenses Payable in Advance.   Expenses, including without limitation attorneys’ fees, incurred by a current or former director or officer in defending any civil, criminal, administrative or investigative action, suit or proceeding to which such person is a party or is threatened to be made a party or otherwise involved as a witness or otherwise by reason of the fact that such person is or was a director or officer of the Corporation, or, while a director or officer of the Corporation, is or was serving at the request of the Corporation as a director, officer, employee or agent of another Corporation, partnership, joint venture,

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trust, employee benefit plan or other enterprise, shall be paid by the Corporation in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of such current or former director or officer to repay such amount if it shall ultimately be determined that such person is not entitled to be indemnified by the Corporation as authorized in this Article VII or otherwise.
7.7.  Nonexclusivity of Indemnification and Advancement of Expenses.   The rights to indemnification and advancement of expenses provided by or granted pursuant to this Article VII shall not be deemed exclusive of any other rights to which those seeking indemnification or advancement of expenses may be entitled under the Certificate of Incorporation, any agreement, vote of stockholders or disinterested directors or otherwise, both as to action in such person’s official capacity and as to action in another capacity while holding such office, it being the policy of the Corporation that, subject to Section 7.11, indemnification of the persons specified in Sections 7.1 and 7.2 shall be made to the fullest extent permitted by law. The provisions of this Article VII shall not be deemed to preclude the indemnification of any person who is not specified in Sections 7.1 or 7.2 but whom the Corporation has the power or obligation to indemnify under the provisions of the DGCL, or otherwise.
7.8.  Insurance.   The Corporation may purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the Corporation, or is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise against any liability asserted against such person and incurred by such person in any such capacity, or arising out of such person’s status as such, whether or not the Corporation would have the power or the obligation to indemnify such person against such liability under the provisions of this Article VII.
7.9.  Certain Definitions.   For purposes of this Article VII, references to “the Corporation” shall include, in addition to the resulting corporation, any constituent corporation (including any constituent of a constituent) absorbed in a consolidation or merger which, if its separate existence had continued, would have had power and authority to indemnify its directors, officers, employees or agents so that any person who is or was a director or officer of such constituent corporation, or, while a director or officer of such constituent corporation, is or was serving at the request of such constituent corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise, shall stand in the same position under the provisions of this Article VII with respect to the resulting or surviving corporation as such person would have with respect to such constituent corporation if its separate existence had continued. For purposes of this Article VII, references to “fines” shall include any excise taxes assessed on a person with respect of any employee benefit plan; and references to “serving at the request of the Corporation” shall include any service as a director, officer, employee or agent of the Corporation which imposes duties on, or involves services by, such director, officer, employee or agent with respect to an employee benefit plan, its participants or beneficiaries; and a person who acted in good faith and in a manner such person reasonably believed to be in the interest of the participants and beneficiaries of an employee benefit plan shall be deemed to have acted in a manner “not opposed to the best interests of the Corporation” as referred to in this Article VII.
7.10.  Survival of Indemnification and Advancement of Expenses.   The indemnification and advancement of expenses provided by, or granted pursuant to, this Article VII shall continue as to a person who has ceased to be a director or officer and shall inure to the benefit of the heirs, executors and administrators of such a person.
7.11.  Limitation on Indemnification.   Notwithstanding anything contained in this Article VII to the contrary, except for proceedings to enforce rights to indemnification or advancement of expenses (which shall be governed by Section 7.5), the Corporation shall not be obligated to indemnify any current or former director or officer in connection with an action, suit proceeding (or part thereof) initiated by such person unless such action, suit or proceeding (or part thereof) was authorized by the Board.
7.12.  Contract Rights.   The obligations of the Corporation under this Article VII to indemnify, and advance expenses to, a person who is or was a director or officer of the Corporation shall be considered a contract between the Corporation and such person, and no modification or repeal of any provision of this Article VII shall affect, to the detriment of such person, such obligations of the Corporation in connection with a claim based on any act or failure to act occurring before such modification or repeal.

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Exhibit C
Form of PIPE Investor Subscription Agreement
[See attached.]

SUBSCRIPTION AGREEMENT
November 19, 2020
Longview Acquisition Corp.
767 Fifth Avenue, 44th Floor
New York, NY 10153
Ladies and Gentlemen:
In connection with the proposed business combination (the “Transaction”) between Longview Acquisition Corp., a Delaware corporation (the “Company”), and Butterfly Network, Inc., a Delaware corporation (“Target”), pursuant to that certain Business Combination Agreement, dated as of November 19, 2020 (as it may be amended, the “Transaction Agreement”), by and among, the Company, Target and certain other parties named therein, the Company is seeking commitments to purchase shares of the Company’s Class A Common Stock, par value $0.0001 per share (the “Common Stock”), for a purchase price of $10.00 per share (the “Purchase Price”), in a private placement to be conducted by the Company (the “Offering”).
On the date set forth on the signature page of this subscription agreement (this “Subscription Agreement”), the Company is entering into subscription agreements (the “Other Subscription Agreements” and together with the Subscription Agreement, the “Subscription Agreements”) with certain other subscribers (the “Other Subscribers” and together with the undersigned, the “Subscribers”), pursuant to which the Subscribers, severally and not jointly, have agreed to purchase on the closing date of the Transaction, inclusive of the shares of Common Stock to be purchased by the undersigned, an aggregate amount of up to 17,500,000 shares of Common Stock, at the Purchase Price. In connection therewith, the undersigned subscriber (“Subscriber”) and the Company agree as follows:
1.    Subscription.   Subscriber hereby subscribes for and agrees to purchase from the Company, and the Company hereby agrees to issue and sell to the Subscriber, such number of shares of Common Stock as is set forth on the signature page of this Subscription Agreement (the “Shares”) at the Purchase Price per Share and on the terms provided for herein.
2.   Closing; Delivery of Shares.
(a)   The closing of the sale of Shares contemplated hereby (the “Closing”, and the date that the Closing actually occurs, the “Closing Date”) is contingent upon the substantially concurrent consummation of the Transaction (the “Transaction Closing”). The Closing shall occur on the date of, and immediately prior to, the Transaction Closing.
(b)   The Company shall provide written notice (which may be via email) to the Subscriber (the “Closing Notice”) that the Company reasonably expects all conditions of the Transaction Closing to be satisfied or waived on a date specified in the notice (the “Scheduled Closing Date”) that is not less than five (5) business days from the date on which the Closing Notice is delivered to the Subscriber, which Closing Notice shall contain the Company’s wire instructions for an escrow account (the “Escrow Account”) established by the Company with a third party escrow agent (the “Escrow Agent”) to be identified in the Closing Notice (or such other account as agreed by the Company and the Subscriber). Subject to the satisfaction or waiver of the conditions set forth in this Section 2 and Section 3, Subscriber shall deliver to the Company, on or prior to the Scheduled Closing Date, the Purchase Price for the Shares by wire transfer of United States dollars in immediately available funds (i) to the Escrow Account or (ii) to an account specified by the Company otherwise mutually agreed by the Subscriber and the Company (“Alternative Settlement Procedures”). On the Closing Date, the Company shall deliver to Subscriber (1) the Shares in book entry (or if requested by the Subscriber in writing at a reasonable time in advance of the Closing, certificated) form, free and clear of any liens or other restrictions whatsoever (other than those arising under state or federal securities laws), in the name of Subscriber (or its nominee in accordance with its delivery instructions) or to a custodian designated by Subscriber, as applicable, and (2) a copy of the records of the transfer agent of the Company showing Subscriber as the owner of the Shares on and as of the Closing Date (the “Subscriber’s Deliveries”). Unless otherwise provided pursuant to Alternative Settlement Procedures, upon transfer of the Subscriber’s Deliveries by the Company to Subscriber (or its nominee in accordance with its

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delivery instructions), the Escrow Agent shall release the Purchase Price from the Escrow Account to the Company. If this Subscription Agreement is terminated prior to the Closing and any funds have already been sent by the Subscriber to the Escrow Account, then promptly after such termination, the Company will instruct the Escrow Agent to promptly return such funds to the Subscriber. If the Transaction Closing does not occur within two (2) business days of the Scheduled Closing Date, unless otherwise instructed by the Company and the Subscriber, the Escrow Agent or the Company, as applicable, shall promptly (but not later than one (1) business day thereafter) return the Purchase Price to Subscriber by wire transfer of U.S. dollars in immediately available funds to the account specified by Subscriber, and any book entries or share certificates shall be deemed cancelled and any share certificates shall be promptly (but not later than one (1) business day thereafter) returned to the Company.
3.   Closing Conditions.   In addition to the conditions set forth in Section 2:
(a) The Closing is also subject to the satisfaction or valid waiver by each party of the conditions that, on the Closing Date:
(i)   no suspension of the qualification of the Shares for offering or sale or trading in any jurisdiction, or initiation or threatening of any proceedings for any of such purposes, shall have occurred;
(ii)   no governmental authority of competent jurisdiction shall have rendered, issued, promulgated, enforced or entered any judgment, order, law, rule or regulation (whether temporary, preliminary or permanent) which is then in effect and which then makes the consummation of the transactions contemplated hereby illegal or then restrains or prohibits the consummation of the transactions contemplated hereby; and
(iii)   all conditions precedent to the Transaction Closing set forth in the Transaction Agreement shall have been satisfied or waived (other than those conditions which, by their nature, are to be satisfied at the Transaction Closing).
(b)   The obligations of the Company to consummate the Closing are also subject to the satisfaction or valid waiver by the Company of the additional conditions that, on the Closing Date:
(i)   all representations and warranties of the Subscriber contained in this Subscription Agreement shall be true and correct in all material respects (other than representations and warranties that are qualified as to materiality, which representations and warranties shall be true in all respects) at and as of the Closing Date (except for representations and warranties made as of a specific date, which shall be true and correct in all material respects (other than representations and warranties that are qualified as to materiality, which representations and warranties shall be true in all respects) as of such date); and
(ii)   the Subscriber shall have performed, satisfied and complied in all material respects with all covenants, agreements and conditions required by this Subscription Agreement to be performed, satisfied or complied with by it at or prior to Closing.
(c)   The obligations of the Subscriber to consummate the Closing are also subject to the satisfaction or valid waiver by the Subscriber of the additional conditions that, on the Closing Date:
(i)   all representations and warranties of the Company contained in this Subscription Agreement shall be true and correct in all material respects (other than representations and warranties that are qualified as to materiality or Material Adverse Effect (as defined herein), which representations and warranties shall be true in all respects) at and as of the Closing Date (except for representations and warranties made as of a specific date, which shall be true and correct in all material respects (other than representations and warranties that are qualified as to materiality or Material Adverse Effect, which representations and warranties shall be true in all respects) as of such date); and
(ii)   the Company shall have performed, satisfied and complied in all material respects with all covenants, agreements and conditions required by this Subscription Agreement to be performed, satisfied or complied with by it at or prior to Closing.

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4.    Company Representations and Warranties.   The Company represents and warrants to the Subscriber that:
(a)   The Company is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware. The Company has the corporate power and authority to own, lease and operate its properties and conduct its business as presently conducted and to enter into, deliver and perform its obligations under this Subscription Agreement.
(b)   The Shares have been duly authorized and, when issued and delivered to the Subscriber against full payment therefor in accordance with the terms of this Subscription Agreement, the Shares will be validly issued, fully paid and non-assessable and will not have been issued in violation of or subject to any preemptive or similar rights created under the Company’s Amended and Restated Certificate of Incorporation, the Company’s bylaws or under the laws of the State of Delaware.
(c)   This Subscription Agreement has been duly authorized, executed and delivered by the Company and is enforceable against the Company in accordance with its terms, except as may be limited or otherwise affected by (i) bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium or other laws relating to or affecting the rights of creditors generally, and (ii) principles of equity, whether considered at law or equity.
(d)   The execution, delivery and performance of this Subscription Agreement, including the issuance and sale of the Shares and the consummation of the transactions contemplated hereby, will not conflict with or result in a material breach or material violation of any of the terms or provisions of, or constitute a material default under, or result in the creation or imposition of any lien, charge or encumbrance upon any of the property or assets of the Company or any of its subsidiaries pursuant to the terms of (i) any indenture, mortgage, deed of trust, loan agreement, license, lease or any other agreement or instrument to which the Company or any of its subsidiaries is a party or by which the Company or any of its subsidiaries is bound or to which any of the property or assets of the Company is subject, which would reasonably be expected to have a material adverse effect on the business, properties, assets, liabilities, operations, condition (including financial condition), stockholders’ equity or results of operations of the Company (a “Material Adverse Effect”) or materially affect the validity of the Shares or the legal authority or ability of the Company to perform in all material respects its obligations under the terms of this Subscription Agreement; (ii) the provisions of the organizational documents of the Company; or (iii) any statute or any judgment, order, rule or regulation of any court or governmental agency or body, domestic or foreign, having jurisdiction over the Company or any of its properties that would have a Material Adverse Effect or materially affect the validity of the Shares or the legal authority or ability of the Company to perform in all material respects its obligations under the terms of this Subscription Agreement.
(e)   Assuming the accuracy of the representations and warranties of the Subscriber, the Company is not required to obtain any consent, waiver, authorization or order of, give any notice to, or make any filing or registration with, any court or other federal, state, local or other governmental authority, self-regulatory organization or other person in connection with the execution, delivery and performance by the Company of this Subscription Agreement (including, without limitation, the issuance of the Shares), other than (i) any required filing of a Notice of Exempt Offering of Securities on Form D with U.S. Securities and Exchange Commission (the “SEC”) under Regulation D of the Securities Act of 1933, as amended (the “Securities Act”), (ii) the filing with the SEC of the Registration Statement (as defined below), (iii) the filings required by applicable state or federal securities laws, (iv) the filings required in accordance with Section 11, (v) any filings or notices required by The New York Stock Exchange (the “NYSE”), and (vi) any consent, waiver, authorization or order of, notice to, or filing or registration, the failure of which to obtain would not be reasonably expected to have, individually or in the aggregate, a Material Adverse Effect.
(f)   As of the date of this Subscription Agreement, the authorized capital stock of the Company consists of (i) 200,000,000 shares of Common Stock, (ii) 20,000,000 shares of Class B common stock, par value of $0.0001 per share (the “Class B Common Stock”) and (iii) 1,000,000 shares of preferred stock, par value of $0.0001 per share (the “Preferred Stock”). As of the date of this Subscription Agreement, (A) 41,400,000 shares of Common Stock are issued and outstanding, (B) 10,350,000 shares of Class B Common Stock are issued and outstanding, (C) 13,800,000 redeemable public warrants to purchase Common Stock are issued and outstanding, (D) 6,853,333 private placement warrants to purchase Common Stock

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are issued and outstanding and (E) no Preferred Stock is issued and outstanding. All (1) issued and outstanding shares of Common Stock and Class B Common Stock have been duly authorized and validly issued, are fully paid and are non-assessable and are not subject to preemptive rights and (2) outstanding warrants have been duly authorized and validly issued and are not subject to preemptive rights. Except as set forth above and pursuant to the Other Subscription Agreements, the Transaction Agreement and the other agreements and arrangements referred to therein or in the SEC Documents (as defined below), as of the date hereof, there are no outstanding options, warrants or other rights to subscribe for, purchase or acquire from the Company shares of Common Stock, Class B Common Stock or other equity interests in the Company, or securities convertible into or exchangeable or exercisable for such equity interests. As of the date hereof, the Company has no subsidiaries, other than Merger Sub, and does not own, directly or indirectly, interests or investments (whether equity or debt) in any person, whether incorporated or unincorporated. There are no shareholder agreements, voting trusts or other agreements or understandings to which the Company is a party or by which it is bound relating to the voting of any securities of the company, other than (1) as set forth in the SEC Documents and (2) as contemplated by the Transaction Agreement.
(g)   The issued and outstanding shares of Common Stock are registered pursuant to Section 12(b) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and are listed for trading on the NYSE under the symbol “LGVW.” (The Company notes that the symbol will change upon the closing of the Transaction.) There is no suit, action, proceeding or investigation pending or, to the knowledge of the Company, threatened against the Company by the NYSE or the SEC with respect to any intention by such entity to deregister the Common Stock or prohibit or terminate the listing of the Common Stock on the NYSE, excluding, for the purposes of clarity, the customary ongoing review by the NYSE of the Company’s listing application with respect to the Transaction.
(h)   Other than the Other Subscription Agreements, the Transaction Agreement and any other agreement contemplated by the Transaction Agreement, the Company has not entered into any side letter or similar agreement with any Other Subscriber or any other investor in connection with such Other Subscriber’s or investor’s direct or indirect investment in the Company. No Other Subscription Agreement includes terms and conditions that are materially more advantageous to any such Other Subscriber than the Subscriber hereunder, and such Other Subscription Agreements have not been amended or modified in any material respect following the date of this Subscription Agreement.
(i)   The Company has made available to Subscriber (including via the SEC’s EDGAR system) a true, correct and complete copy of each form, report, statement, schedule, prospectus, proxy, registration statement and other documents filed by the Company with the SEC prior to the date of this Subscription Agreement (the “SEC Documents”). None of the SEC Documents filed under the Exchange Act contained, when filed and as amended to the date hereof, any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading, and such SEC Documents complied in all material respects with the requirements of the Exchange Act and the rules and regulations of the SEC promulgated thereunder. The Company has timely filed each report, statement, schedule, prospectus, and registration statement that the Company was required to file with the SEC since its initial registration of the Common Stock with the SEC. As of the date hereof, there are no material outstanding or unresolved comments in comment letters from the Staff of the SEC with respect to any of the SEC Documents.
(j)   Except for such matters as have not had and would not be reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, there is no (i) action, suit, claim or other proceeding, in each case by or before any governmental authority pending, or, to the knowledge of the Company, threatened against the Company or (ii) judgment, decree, injunction, ruling or order of any governmental entity outstanding against the Company.
(k)   The Company is in compliance with all applicable laws, except where such non-compliance would not reasonably be expected to have a Material Adverse Effect. The Company has not received any written communication from a governmental entity that alleges that the Company is not in compliance with or is in default or violation of any applicable law, except where such non-compliance, default or violation would not, individually or in the aggregate, be reasonably expected to have a Material Adverse Effect.

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(l)   The Company has not entered into any agreement or arrangement entitling any agent, broker, investment banker, financial advisor or other person to any broker’s or finder’s fee or any other commission or similar fee in connection with the transactions contemplated by this Subscription Agreement for which the Subscriber could become liable. Other than UBS Securities LLC (the “Placement Agent”), the Company is not aware of any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with the sale of any shares of Common Stock in the Offering.
(m)   The Company is not, and immediately after receipt of payment for the Shares, will not be, an “investment company” within the meaning of the Investment Company Act of 1940, as amended.
(n)   Assuming the accuracy of the Subscriber’s representations and warranties set forth in Section 5, in connection with the offer, sale and delivery of the Shares in the manner contemplated by this Subscription Agreement, it is not necessary to register the Shares under the Securities Act. The Shares (i) were not offered by any form of general solicitation or general advertising and (ii) are not being offered in a manner involving a public offering under, or in a distribution in violation of, the Securities Act or any state securities laws.
(o)   The Company understands that the foregoing representations and warranties shall be deemed material to and have been relied upon by the Subscriber.
5.   Subscriber Representations, Warranties and Covenants.   The Subscriber represents and warrants to the Company that:
(a)   At the time the Subscriber was offered the Shares, it was, and as of the date hereof, the Subscriber is (i) an “accredited investor” (within the meaning of Rule 501(a) of Regulation D under the Securities Act) as indicated in the questionnaire attached as Exhibit A hereto, and (ii) is acquiring the Shares only for its own account and (iii) not for the account of others, and not on behalf of any other account or person or with a view to, or for offer or sale in connection with, any distribution thereof in violation of the Securities Act. The Subscriber is not an entity formed for the specific purpose of acquiring the Shares.
(b)   The Subscriber understands that the Shares are being offered in a transaction not involving any public offering within the meaning of the Securities Act and that the Shares delivered at the Closing have not been registered under the Securities Act. The Subscriber understands that the Shares may not be resold, transferred, pledged or otherwise disposed of by the Subscriber absent an effective registration statement under the Securities Act except (i) to the Company or a subsidiary thereof, (ii) to non-U.S. persons pursuant to offers and sales that occur outside the United States within the meaning of Regulation S under the Securities Act or (iii) pursuant to another applicable exemption from the registration requirements of the Securities Act, and in each of cases (i) and (iii) in accordance with any applicable securities laws of the states and other jurisdictions of the United States, and that any certificates (if any) or any book-entry shares representing the Shares delivered at the Closing shall contain a legend or restrictive notation to such effect, as a result, the Subscriber may not be able to readily offer, resell, transfer, pledge or otherwise dispose of the Shares and may be required to bear the financial risk of an investment in the Shares for an indefinite period of time. The Subscriber acknowledges that the Shares will not be eligible for resale pursuant to Rule 144A promulgated under the Securities Act. The Subscriber further acknowledges that the Shares will not be eligible for resale pursuant to Rule 144 promulgated under the Securities Act, until, among other requirements, at least one year has elapsed from the time that the Company has filed current Form 10 information with the SEC reflecting its status as an entity that is not a shell company. The Subscriber understands that it has been advised to consult legal counsel prior to making any offer, resale, pledge or transfer of any of the Shares.
(c)   The Subscriber understands and agrees that the Subscriber is purchasing Shares directly from the Company. The Subscriber further acknowledges that there have been no representations, warranties, covenants and agreements made to the Subscriber by the Company, or any of its officers or directors, expressly (other than those representations, warranties, covenants and agreements included in this Subscription Agreement) or by implication.
(d)   The Subscriber’s acquisition and holding of the Shares will not constitute or result in a non-exempt prohibited transaction under Section 406 of the Employee Retirement Income Security Act of 1974, as amended, Section 4975 of the Internal Revenue Code of 1986, as amended, or any applicable similar law.

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(e)   The Subscriber acknowledges and agrees that the Subscriber has received such information as the Subscriber deems necessary in order to make an investment decision with respect to the Shares. Without limiting the generality of the foregoing, the Subscriber acknowledges that it has received (or in the case of documents filed with the SEC, had access to) the following items (collectively, the “Disclosure Documents”): (i) the SEC Documents, including the final prospectus of the Company, dated as of May 20, 2020 and filed with the SEC on May 20, 2020 (the “Prospectus”), (ii) the Transaction Agreement, a copy of which will be filed by the Company with the SEC and (iii) the investor presentation by the Company and the Target, a copy of which will be furnished by the Company to the SEC. The undersigned understands the significant extent to which certain of the disclosures contained in item (i) above shall not apply following the Transaction Closing. The Subscriber represents and agrees that the Subscriber and the Subscriber’s professional advisor(s), if any, have had the full opportunity to ask the Company’s management questions, receive such answers and obtain such information as the Subscriber and such Subscriber’s professional advisor(s), if any, have deemed necessary to make an investment decision with respect to the Shares.
(f)   The Subscriber became aware of this Offering of the Shares solely by means of direct contact between the Subscriber and the Company, the Placement Agent or a representative of the Company or the Placement Agent, and the Shares were offered to the Subscriber solely by direct contact between the Subscriber and the Company, the Placement Agent or a representative of the Company or the Placement Agent. The Subscriber acknowledges that the Company represents and warrants that the Shares (i) were not offered by any form of general solicitation or general advertising and (ii) are not being offered in a manner involving a public offering under, or in a distribution in violation of, the Securities Act, or any state securities laws.
(g)   The Subscriber acknowledges that it is aware that there are substantial risks incident to the purchase and ownership of the Shares, including those set forth in the Disclosure Documents and in the Company’s filings with the SEC. The Subscriber is able to fend for itself in the transactions contemplated herein and has such knowledge and experience in financial and business matters as to be capable of evaluating the merits and risks of an investment in the Shares, and the Subscriber has sought such accounting, legal and tax advice as the Subscriber has considered necessary to make an informed investment decision.
(h)   Alone, or together with any professional advisor(s), the Subscriber has adequately analyzed and fully considered the risks of an investment in the Shares and determined that the Shares are a suitable investment for the Subscriber and that the Subscriber is able at this time and in the foreseeable future to bear the economic risk of a total loss of the Subscriber’s investment in the Company. The Subscriber acknowledges specifically that a possibility of total loss exists.
(i)   In making its decision to purchase the Shares, the Subscriber has relied solely upon independent investigation made by the Subscriber and the representations and warranties of the Company set forth herein. Without limiting the generality of the foregoing, the Subscriber has not relied on any statements or other information provided by the Placement Agent concerning the Company, Target or the Shares or the offer and sale of the Shares.
(j)   The Subscriber understands and agrees that no federal or state agency has passed upon or endorsed the merits of the Offering or made any findings or determination as to the fairness of this investment or the accuracy or adequacy of the Company’s filings with the SEC.
(k)   The Subscriber has been duly formed or incorporated and is validly existing in good standing under the laws of its jurisdiction of incorporation or formation.
(l)   The execution, delivery and performance by the Subscriber of this Subscription Agreement are within the powers of the Subscriber, have been duly authorized and will not constitute or result in a breach or default under or conflict with any federal or state statute, rule or regulation applicable to the Subscriber, any order, ruling or regulation of any court or other tribunal or of any governmental commission or agency, or any agreement or other undertaking, to which the Subscriber is a party or by which the Subscriber is bound, and, if the Subscriber is not an individual, will not violate any provisions of the Subscriber’s charter documents, including its incorporation or formation papers, bylaws, indenture of trust or partnership or operating agreement, as may be applicable. The signature on this Subscription Agreement is genuine, and the signatory, if the Subscriber is an individual, has legal competence and capacity to execute the same or, if the Subscriber is not an individual the signatory has been duly authorized to execute the same, and this

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Subscription Agreement constitutes a legal, valid and binding obligation of the Subscriber, enforceable against the Subscriber in accordance with its terms.
(m)   Neither the due diligence investigation conducted by the Subscriber in connection with making its decision to acquire the Shares nor any representations and warranties made by the Subscriber herein shall modify, amend or affect the Subscriber’s right to rely on the truth, accuracy and completeness of the Company’s representations and warranties contained herein.
(n)   The Subscriber is not (i) a person or entity named on the List of Specially Designated Nationals and Blocked Persons administered by the U.S. Treasury Department’s Office of Foreign Assets Control (“OFAC”) or in any Executive Order issued by the President of the United States and administered by OFAC (“OFAC List”), or a person or entity prohibited by any OFAC sanctions program, (ii) a Designated National as defined in the Cuban Assets Control Regulations, 31 C.F.R. Part 515, or (iii) a non-U.S. shell bank or providing banking services indirectly to a non-U.S. shell bank (collectively, a “Prohibited Investor”). The Subscriber agrees to provide law enforcement agencies, if requested thereby, such records as required by applicable law, provided that the Subscriber is permitted to do so under applicable law. If the Subscriber is a financial institution subject to the Bank Secrecy Act (31 U.S.C. Section 5311 et seq.), as amended by the USA PATRIOT Act of 2001, and its implementing regulations (collectively, the “BSA/PATRIOT Act”), the Subscriber maintains policies and procedures reasonably designed to comply with applicable obligations under the BSA/PATRIOT Act. To the extent required, it maintains policies and procedures reasonably designed for the screening of its investors against the OFAC sanctions programs, including the OFAC List. To the extent required, it maintains policies and procedures reasonably designed to ensure that the funds held by the Subscriber and used to purchase the Shares were legally derived.
(o)   No disclosure or offering document has been prepared by the Placement Agent in connection with the offer and sale of the Shares. The Placement Agent and each of its members, directors, officers, employees, representatives and controlling persons have made no independent investigation with respect to the Company or the Shares or the accuracy, completeness or adequacy of any information supplied to the Subscriber by the Company. In connection with the issue and purchase of the Shares, the Placement Agent has not acted as the Subscriber’s financial advisor or fiduciary.
6.   Registration Rights.
(a)   The Company agrees that, within forty-five (45) calendar days after the Transaction Closing (the “Filing Date”), the Company will file with the SEC (at the Company’s sole cost and expense) a registration statement registering the resale of the Shares (the initial registration statement and any other registration statement that may be filed by the Company under this Section 6, the “Registration Statement”), and the Company shall use its commercially reasonable efforts to have the Registration Statement declared effective as soon as practicable after the filing thereof but no later than the earlier of (i) the 90th calendar day (or 120th calendar day if the SEC notifies the Company that it will “review” the Registration Statement) following the Transaction Closing and (ii) the 10th business day after the date the Company is notified (orally or in writing, whichever is earlier) by the SEC that the Registration Statement will not be “reviewed” or will not be subject to further review (such earlier date, the “Effectiveness Date”). The Company agrees that the Company will cause such Registration Statement or another registration statement (which may be a “shelf” registration statement) to remain effective until the earlier of (i) three (3) years from the date of effectiveness of the initial Registration Statement, (ii) the date on which the Subscriber ceases to hold the Shares covered by such Registration Statement, or (iii) on the first date on which the Subscriber can sell all of its Shares under Rule 144 of the Securities Act without restriction, including without limitation, any volume and manner of sale restrictions which may be applicable to affiliates under Rule 144 and without the requirement for the Company to be in compliance with the current public information required under Rule 144(c)(1) (or Rule 144(i)(2), if applicable). The Subscriber agrees to disclose its beneficial ownership, as determined in accordance with Rule 13d-3 of the Exchange Act, of the Shares to the Company upon request to assist the Company in making the determination described above. The Company’s obligations to include the Shares in the Registration Statement are contingent upon the Subscriber furnishing in writing to the Company such information regarding the Subscriber, the securities of the Company held by the Subscriber and the intended method of disposition of the Shares as shall be reasonably requested by the Company to effect the registration of the Shares, and shall execute such documents in connection with such registration as the Company may reasonably request that are customary of a selling stockholder in

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similar situations, provided that Subscriber shall not in connection with the foregoing be required to execute any lock-up or similar agreement or otherwise be subject to any contractual restriction on the ability to transfer the Shares. With respect to the information to be provided by Subscriber pursuant to this Section 6 or otherwise in connection with the Registration Statement, the Company shall request such information from Subscriber at least ten (10) business days prior to the anticipated filing date of the Registration Statement. Any failure by the Company to file the Registration Statement by the Filing Date or for the Registration Statement to be declared effective by the Effectiveness Date shall not otherwise relieve the Company of its obligations to file or effect the Registration Statement as set forth in this Section 6. For purposes of this Section 6, “Shares” shall mean, as of any date of determination, the Shares and any other equity security of the Company issued or issuable with respect to the Shares by way of share split, dividend, distribution, recapitalization, merger, exchange, replacement or similar event or otherwise.
(b)   In the case of the registration, qualification, exemption or compliance effected by the Company pursuant to this Subscription Agreement, the Company shall, upon reasonable request, inform Subscriber as to the status of such registration, qualification, exemption and compliance. At its expense, the Company shall:
(i)   except for such times as the Company is permitted hereunder to suspend the use of the prospectus forming part of a Registration Statement, use its commercially reasonable efforts to keep such registration, and any qualification, exemption or compliance under state securities laws which the Company determines to obtain, continuously effective with respect to Subscriber, and to keep the applicable Registration Statement or any subsequent shelf registration statement free of any material misstatements or omissions;
(ii)   advise Subscriber within five (5) business days:
(A)   of the issuance by the SEC of any stop order suspending the effectiveness of any Registration Statement or the initiation of any proceedings for such purpose;
(B)   of the receipt by the Company of any notification with respect to the suspension of the qualification of the Shares included therein for sale in any jurisdiction or the initiation or threatening of any proceeding for such purpose; and
(C)   subject to the provisions in this Subscription Agreement, of the occurrence of any event that requires the making of any changes in any Registration Statement or prospectus included therein so that, as of such date, the statements therein are not misleading and do not omit to state a material fact required to be stated therein or necessary to make the statements therein (in the case of a prospectus, in the light of the circumstances under which they were made) not misleading.
Notwithstanding anything to the contrary set forth herein, the Company shall not, when so advising Subscriber of such events listed above, provide Subscriber with any material, nonpublic information regarding the Company other than to the extent that providing notice to Subscriber of the occurrence of the events listed in (A) through (C) above constitutes material, nonpublic information regarding the Company;
(iii)   use its commercially reasonable efforts to obtain the withdrawal of any order suspending the effectiveness of any Registration Statement as soon as reasonably practicable;
(iv)   upon the occurrence of any event contemplated above, except for such times as the Company is permitted hereunder to suspend, and has suspended, the use of a prospectus forming part of a Registration Statement, the Company shall use its commercially reasonable efforts to as soon as reasonably practicable prepare a post-effective amendment to such Registration Statement or a supplement to the related prospectus, or file any other required document so that, as thereafter delivered to purchasers of the Shares included therein, such prospectus will not include any untrue statement of a material fact or omit to state any material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading;
(v)   use its commercially reasonable efforts to cause all Shares to be listed on each securities exchange or market, if any, on which the Common Stock has been listed; and

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(vi)   use its commercially reasonable efforts (A) to take all other steps necessary to effect the registration of the Shares contemplated hereby and (B) for so long as the Subscriber holds Shares, to file all reports and other materials required to be filed by the Exchange Act so long as the Company remains subject to such requirements and the filing of such reports and other documents is required for the applicable provisions of Rule 144 to enable Subscriber to sell the Shares under Rule 144.
(c)   The Company may delay filing or suspend the use of any such registration statement if the Company determines, upon advice of legal counsel, that in order for the registration statement to not contain a material misstatement or omission, an amendment thereto or a supplement to the related prospectus would be needed, or if the Chief Executive Officer of the Company reasonable believes, upon advice of legal counsel, such filing or use could materially affect a bona fide business or financing transaction of the Company or would require premature disclosure of information that could materially adversely affect the Company (each such circumstance, a “Suspension Event”); provided, however, that the Company may not delay filing or suspend the use of any registration statement on more than two occasions or for more than sixty (60) consecutive calendar days, or more than one hundred twenty (120) total calendar days, in each case during any twelve-month period. Upon receipt of any written notice from the Company of the happening of any Suspension Event during the period that the Registration Statement is effective or if as a result of a Suspension Event the Registration Statement or related prospectus contains any untrue statement of a material fact or omits to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made (in the case of the prospectus) not misleading, the Subscriber agrees that it will (i) immediately discontinue offers and sales of the Shares under the Registration Statement until the Subscriber receives (A) (x) copies of a supplemental or amended prospectus that corrects the misstatement(s) or omission(s) referred to above and (y) notice that any post-effective amendment has become effective or (B) notice from the Company that it may resume such offers and sales, and (ii) maintain the confidentiality of any information included in such written notice delivered by the Company unless otherwise required by applicable law. If so directed by the Company, the Subscriber will deliver to the Company or, in Subscriber’s sole discretion destroy, all copies of the prospectus covering the Shares in the Subscriber’s possession; provided, however, that this obligation to deliver or destroy all copies of the prospectus covering the Shares shall not apply to (i) the extent the Subscriber is required to retain a copy of such prospectus (A) in order to comply with applicable legal, regulatory, self-regulatory or professional requirements or (B) in accordance with a bona fide pre-existing document retention policy or (ii) copies stored electronically on archival servers as a result of automatic data back-up.
(d)   The Company shall indemnify, defend and hold harmless the Subscriber (to the extent a seller under the Registration Statement), its officers, directors, partners, members, managers, stockholders, advisers and agents, and each person who controls the Subscriber (within the meaning of Section 15 of the Securities Act or Section 20 of the Exchange Act), to the fullest extent permitted by applicable law, from and against any and all losses, claims, damages, liabilities, costs (including, without limitation, reasonable and documented out-of-pocket attorneys’ fees) and expenses (collectively, “Losses”), resulting from any untrue or alleged untrue statement of a material fact contained in the Registration Statement, any prospectus included in the Registration Statement or any form of prospectus or in any amendment or supplement thereto or in any preliminary prospectus, or any omission or alleged omission to state a material fact required to be stated therein or necessary to make the statements therein (in the case of any prospectus or form of prospectus or supplement thereto, in light of the circumstances under which they were made) not misleading, except to the extent, and only to the extent, that such untrue statements, alleged untrue statements, omissions or alleged omissions are based upon information or furnished in writing to the Company by the Subscriber expressly for use therein. Notwithstanding the forgoing, the Company’s indemnification obligations shall not apply to amounts paid in settlement of any Losses or action if such settlement is effected without the prior written consent of the Company (which consent shall not be unreasonably withheld or delayed).
(e)   The Subscriber shall, separately and not jointly with any Other Subscriber, indemnify and hold harmless the Company, its directors, officers, agents and employees, and each person who controls the Company (within the meaning of Section 15 of the Securities Act and Section 20 of the Exchange Act), and the directors, officers, agents or employees of such controlling persons, to the fullest extent permitted by applicable law, from and against all Losses, resulting from any untrue or alleged untrue statement of a material fact contained in any Registration Statement, any prospectus included in the Registration Statement, or any form of prospectus, or in any amendment or supplement thereto or in any preliminary prospectus, or

9

any omission or alleged omission of a material fact required to be stated therein or necessary to make the statements therein (in the case of any prospectus, or any form of prospectus or supplement thereto, in the light of the circumstances under which they were made) not misleading to the extent, and only to the extent, that such untrue statements, alleged untrue statements, omissions or alleged omissions are based upon information furnished in writing to the Company by the Subscriber expressly for use therein. In no event shall the liability of the Subscriber be greater in amount than the dollar amount of the net proceeds received by the Subscriber upon the sale of the Shares giving rise to such indemnification obligation.
(f)   If the indemnification provided under this Section 6 from the indemnifying party is unavailable or insufficient to hold harmless an indemnified party in respect of any losses, claims, damages, liabilities and expenses referred to herein, then the indemnifying party, in lieu of indemnifying the indemnified party, shall contribute to the amount paid or payable by the indemnified party as a result of such losses, claims, damages, liabilities and expenses in such proportion as is appropriate to reflect the relative fault of the indemnifying party and the indemnified party, as well as any other relevant equitable considerations. The relative fault of the indemnifying party and indemnified party shall be determined by reference to, among other things, whether any action in question, including any untrue or alleged untrue statement of a material fact or omission or alleged omission to state a material fact, was made by, or relates to information supplied by, such indemnifying party or indemnified party, and the indemnifying party’s and indemnified party’s relative intent, knowledge, access to information and opportunity to correct or prevent such action. The amount paid or payable by a party as a result of the losses or other liabilities referred to above shall be subject to the limitations set forth in this Section 6 and deemed to include any legal or other fees, charges or expenses reasonably incurred by such party in connection with any investigation or proceeding. No person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution pursuant to this Section 6(f) from any person who was not guilty of such fraudulent misrepresentation. Each indemnifying party’s obligation to make a contribution pursuant to this Section 6(f) shall be individual, not joint and several, and in no event shall the liability of Subscriber hereunder exceed the net proceeds received by Subscriber upon the sale of the Shares giving rise to such indemnification obligation.
7.   Termination.   This Subscription Agreement shall terminate and be void and of no further force and effect, and all rights and obligations of the parties hereunder shall terminate without any further liability on the part of any party in respect thereof, upon the earlier to occur of: (a) the mutual written agreement of each of the parties hereto to terminate this Subscription Agreement; (b) such date and time as the Transaction Agreement is terminated in accordance with its terms; or (c) written notice by either party to the other party to terminate this Subscription Agreement if the transactions contemplated by this Subscription Agreement are not consummated on or prior to May 15, 2021; provided that (i) nothing herein will relieve any party from liability for any willful breach hereof prior to the time of termination, and each party will be entitled to any remedies at law or in equity to recover losses, liabilities or damages arising from such breach. The Company shall notify the Subscriber of the termination of the Transaction Agreement promptly after the termination of such agreement and (ii) the provisions of Sections 8 through 10 of this Subscription Agreement will survive any termination of this Subscription Agreement and continue indefinitely.
8.   Trust Account Waiver.   The Subscriber hereby represents and warrants that it has read the Prospectus and understands that the Company has established a trust account (the “Trust Account”) containing the proceeds of its initial public offering (the “IPO”) and the overallotment shares acquired by its underwriters and from certain private placements occurring simultaneously with the IPO (including interest accrued from time to time thereon) for the benefit of the Company’s public stockholders (including overallotment shares acquired by the Company’s underwriters, the “Public Stockholders”), and that, except as otherwise described in the Prospectus, the Company may disburse monies from the Trust Account only: (a) to the Public Stockholders in the event they elect to redeem their Company shares in connection with the consummation of the Company’s initial business combination (as such term is used in the Prospectus, the “Business Combination”) or in connection with an extension of its deadline to consummate a Business Combination, (b) to the Public Stockholders if the Company fails to consummate a Business Combination within 24 months after the closing of the IPO, which is subject to extension by amendment to the Company’s organizational documents, (c) with respect to any interest earned on the amounts held in the Trust Account, amounts necessary to pay for any franchise and income tax obligations and up to $100,000 in dissolution expenses, or (d) to the Company after or concurrently with the consummation of a Business Combination.

10

For and in consideration of the Company entering into this Subscription Agreement, and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the Subscriber hereby waives any and all right, title and interest, or any claim of any kind they have or may have in the future as a result of, or arising out of, this Subscription Agreement, in or to any monies held in the Trust Account, and agrees not to seek recourse or make or bring any action, suit, claim or other proceeding against the Trust Account as a result of, or arising out of, this Subscription Agreement, the transactions contemplated hereby or the Shares, regardless of whether such claim arises based on contract, tort, equity or any other theory of legal liability. To the extent the Subscriber commences any action or proceeding based upon, in connection with, as a result of, or arising out of, this Subscription Agreement, the transactions contemplated hereby or the Shares, which proceeding seeks, in whole or in part, monetary relief against the Company or its representatives, the Subscriber hereby acknowledges and agrees that the Subscriber’s sole remedy shall be against funds held outside of the Trust Account and that such claim shall not permit the Subscriber (or any person claiming on its behalf or in lieu of it) to have any claim against the Trust Account (including any distributions therefrom) or any amounts contained therein. Notwithstanding anything else in this Section 8 to the contrary, nothing herein shall be deemed to limit the Subscriber’s right, title, interest or claim to the Trust Account by virtue of the Subscriber’s record or beneficial ownership of Common Stock of the Company acquired by any means other than pursuant to this Subscription Agreement, including but not limited to any redemption right with respect to any such securities of the Company.
9.   Miscellaneous.
(a)   Neither this Subscription Agreement nor any rights that may accrue to the Subscriber hereunder (other than the Shares acquired hereunder, if any, subject to applicable securities laws) may be transferred or assigned by the Subscriber without the prior written consent of the Company, provided that Subscriber may transfer or assign all or a portion of its rights under this Subscription Agreement to an affiliate or to any fund or account managed by the same investment manager as the Subscriber, provided further that the Subscriber shall provide notice to the Company upon such transfer. Any purported transfer or assignment in violation of this Section 9(a) shall be null and void ab initio.
(b)   The Company may request from the Subscriber such additional information as the Company may deem necessary to evaluate the eligibility of the Subscriber to acquire the Shares, and the Subscriber shall provide such information to the Company upon such request to the extent readily available and to the extent consistent with the Subscriber’s internal policies and procedures, and provided that the Company agrees to keep any such information provided by the Subscriber confidential.
(c)   The Subscriber acknowledges that the Company, the Placement Agent, the Target and others will rely on the acknowledgments, understandings, agreements, representations and warranties of the Subscriber contained in this Subscription Agreement, provided however that the Closing may only be enforced against the Subscriber by the Company. Prior to the Closing, the Subscriber agrees to promptly notify the Company if any of the acknowledgments, understandings, agreements, representations and warranties set forth herein are no longer accurate in any material respect. The Subscriber agrees that the purchase by the Subscriber of Shares from the Company will constitute a reaffirmation of the acknowledgments, understandings, agreements, representations and warranties herein (as modified by any such notice) by the Subscriber as of the time of such purchase. The Subscriber acknowledges and agrees that the Placement Agent is a third-party beneficiary of the representations, warranties and covenants of the Subscriber contained in Section 5 of this Subscription Agreement. Except as expressly set forth herein, this Subscription Agreement shall not confer any rights or remedies upon any person other than the parties hereto, and their respective successor and assigns.
(d)   The Company is entitled to rely upon this Subscription Agreement and is irrevocably authorized to produce this Subscription Agreement or a copy hereof to any interested party in any administrative or legal proceeding or official inquiry with respect to the matters covered hereby. The Subscriber acknowledges that the Company may file a copy of this Subscription Agreement with the SEC as an exhibit to a periodic report or a registration statement of the Company. Prior to the Transaction Closing, the Subscriber shall not issue any press release or make any other similar public statement with respect to the transactions contemplated hereby without the prior written consent of the Company (such consent not to be unreasonably withheld or delayed).

11

(e)   All the agreements, representations and warranties made by each party hereto in this Subscription Agreement shall survive the Closing.
(f)   This Subscription Agreement may not be amended, modified, or waived except by an instrument in writing, signed by the party against whom enforcement of such amendment, modification or waiver is sought.
(g)   This Subscription Agreement constitutes the entire agreement, and supersedes all other prior agreements, understandings, representations and warranties, both written and oral, among the parties, with respect to the subject matter hereof.
(h)   This Subscription Agreement shall be binding upon, and inure to the benefit of the parties hereto and their heirs, executors, administrators, successors, legal representatives, and permitted assigns, and the agreements, representations, warranties, covenants and acknowledgments contained herein shall be deemed to be made by, and be binding upon, such heirs, executors, administrators, successors, legal representatives and permitted assigns.
(i)   If any provision of this Subscription Agreement shall be invalid, illegal or unenforceable, the validity, legality or enforceability of the remaining provisions of this Subscription Agreement shall not in any way be affected or impaired thereby and shall continue in full force and effect.
(j)   This Subscription Agreement may be executed in one or more counterparts (including by facsimile or electronic mail or in .pdf) and by different parties in separate counterparts, with the same effect as if all parties hereto had signed the same document. All counterparts so executed and delivered shall be construed together and shall constitute one and the same agreement.
(k)   The parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Subscription Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Subscription Agreement and to enforce specifically the terms and provisions of this Subscription Agreement, this being in addition to any other remedy to which such party is entitled at law, in equity, in contract, in tort or otherwise.
(l)   THIS SUBSCRIPTION AGREEMENT SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF NEW YORK, WITHOUT REGARD TO THE PRINCIPLES OF CONFLICTS OF LAWS THAT WOULD OTHERWISE REQUIRE THE APPLICATION OF THE LAW OF ANY OTHER STATE. EACH PARTY HERETO HEREBY WAIVES ANY RIGHT TO A JURY TRIAL IN CONNECTION WITH ANY LITIGATION PURSUANT TO THIS SUBSCRIPTION AGREEMENT AND THE TRANSACTIONS CONTEMPLATED HEREBY.
(m)   All notices, consents, waivers and other communications hereunder shall be in writing and shall be deemed to have been duly given (i) when delivered in person, (ii) when delivered by facsimile or email, with affirmative confirmation of receipt, (iii) one business day after being sent, if sent by reputable, internationally recognized overnight courier service or (iv) three (3) business days after being mailed, if sent by registered or certified mail, prepaid and return receipt requested, in each case to the applicable party at the following addresses (or at such other address for a party as shall be specified by like notice):

If to the Company, to: Longview Acquisition Corp. 767 Fifth Avenue, 44th Floor New York, NY 10153 Attn: Mark Horowitz Email: mark@glenviewcapital.com Telephone No.: (212) 812-4720	with copies (which shall not constitute notice) to:

Ropes & Gray LLP
1211 Avenue of the Americas
New York, NY 10036
Attn: Carl P. Marcellino
Email: carl.marcellino@ropesgray.com
Telephone No.: (212) 841-0623

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Notice to the Subscriber shall be given to the address underneath the Subscriber’s name on the signature page hereto.

(n)   The headings set forth in this Subscription Agreement are for convenience of reference only and shall not be used in interpreting this Subscription Agreement. In this Subscription Agreement, unless the context otherwise requires: (i) whenever required by the context, any pronoun used in this Subscription Agreement shall include the corresponding masculine, feminine or neuter forms, and the singular form of nouns, pronouns and verbs shall include the plural and vice versa; (ii) “including” (and with correlative meaning “include”) means including without limiting the generality of any description preceding or succeeding such term and shall be deemed in each case to be followed by the words “without limitation”; and (iii) the words “herein”, “hereto” and “hereby” and other words of similar import in this Subscription Agreement shall be deemed in each case to refer to this Subscription Agreement as a whole and not to any particular portion of this Subscription Agreement. As used in this Subscription Agreement, the term: (x) “business day” shall mean any day other than a Saturday, Sunday or a legal holiday on which commercial banking institutions in New York, New York are authorized to close for business (excluding as a result of “stay at home”, “shelter-in-place”, “non-essential employee” or any other similar orders or restrictions or the closure of any physical branch locations at the direction of any governmental authority so long as the electronic funds transfer systems, including for wire transfers, of commercially banking institutions in New York, New York are generally open for use by customers on such day); (y) “person” shall refer to any individual, corporation, partnership, trust, limited liability company or other entity or association, including any governmental or regulatory body, whether acting in an individual, fiduciary or any other capacity; and (z) “affiliate” shall mean, with respect to any specified person, any other person or group of persons acting together that, directly or indirectly, through one or more intermediaries controls, is controlled by or is under common control with such specified person (where the term “control” (and any correlative terms) means the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of such person, whether through the ownership of voting securities, by contract or otherwise). For the avoidance of doubt, any reference in this Subscription Agreement to an affiliate of the Company will include the Company’s sponsor, Longview Investors LLC.
(o)   At Closing, the parties hereto shall execute and deliver such additional documents and take such additional actions as the parties may reasonably deem practical and necessary in order to consummate the Offering as contemplated by this Subscription Agreement.
10.   Non-Reliance and Exculpation.   The Subscriber acknowledges that it is not relying upon, and has not relied upon, any statement, representation or warranty made by any person other than the statements, representations and warranties contained in this Subscription Agreement in making its investment or decision to invest in the Company. The Subscriber agrees that neither (i) any Other Subscriber pursuant to the Other Subscription Agreements (including the controlling persons, members, officers, directors, partners, agents, or employees of any such Other Subscriber) nor (ii) the Placement Agent, its affiliates or any of its or its affiliates’ respective control persons, officers, directors or employees, shall be liable to the Subscriber pursuant to this Subscription Agreement for any action heretofore or hereafter taken or omitted to be taken by any of them in connection with the purchase of the Shares.
11.   Disclosure.   The Company shall, by 9:00 a.m., New York City time, on the first (1st) business day immediately following the date of this Subscription Agreement, issue one or more press releases or file with the SEC a Current Report on Form 8-K (collectively, the “Press Release”) disclosing all material terms of the transactions contemplated hereby and by the Other Subscription Agreements, the Transaction and any other material, nonpublic information that the Company has provided to Subscriber at any time prior to the filing of the Press Release. Upon the issuance of the Press Release, to the Company’s knowledge, Subscriber shall not be in possession of any material, non-public information received from the Company or any of its officers, directors or employees or agents (including the Placement Agent) and Subscriber shall no longer be subject to any confidentiality or similar obligations under any current agreement, whether written or oral with the Company, the Placement Agent or any of their respective affiliates. Notwithstanding anything in this Subscription Agreement to the contrary, the Company shall not publicly disclose the name of Subscriber, its investment adviser, if applicable, or any of its affiliates, or include the name of Subscriber, its investment adviser, if applicable, or any of its affiliates in any press release or in any filing with the SEC or any

13

regulatory agency or trading market, without the prior written consent of Subscriber, except (i) as required by the federal securities law and (ii) to the extent such disclosure is required by law, at the request of the Staff of the SEC or regulatory agency or under the regulations of the NYSE, in which case the Company shall provide Subscriber with prior written notice of such disclosure permitted under the foregoing clauses (i) and (ii).
{SIGNATURE PAGES FOLLOW}

14

IN WITNESS WHEREOF, the parties hereto have caused this Subscription Agreement to be duly executed by their respective authorized signatories as of the date first indicated above.
Longview Acquisition Corp.
By:

Name:
Title:
{Signature Page to Subscription Agreement}

{SUBSCRIBER SIGNATURE PAGE TO THE SUBSCRIPTION AGREEMENT}
IN WITNESS WHEREOF, the undersigned has caused this Subscription Agreement to be duly executed by its authorized signatory as of the date set forth below.
Name(s) of Subscriber:
Signature of Authorized Signatory of Subscriber:
Name of Authorized Signatory:
Title of Authorized Signatory:
Address for Notice to Subscriber:

Attention:
Email:
Facsimile No.:
Telephone No.:
Address for Delivery of Shares to Subscriber (if not same as address for notice):

Subscription Amount:   $

Number of Shares:
EIN Number:

Exhibit A
Accredited Investor Questionnaire
Capitalized terms used and not defined in this Exhibit A shall have the meanings given in the Subscription Agreement to which this Exhibit A is attached.
The undersigned represents and warrants that the undersigned is an “accredited investor” (an “Accredited Investor”) as such term is defined in Rule 501(a) of Regulation D under the U.S. Securities Act of 1933, as amended (the “Securities Act”), for one or more of the reasons specified below (please check all boxes that apply):
  (i)
A natural person whose net worth, either individually or jointly with such person’s spouse or spousal equivalent, at the time of the Subscriber’s purchase, exceeds $1,000,000;
The term “net worth” means the excess of total assets over total liabilities (including personal and real property, but excluding the estimated fair market value of the Subscriber’s primary home). For the purposes of calculating joint net worth with the person’s spouse or spousal equivalent, joint net worth can be the aggregate net worth of the Subscriber and spouse or spousal equivalent; assets need not be held jointly to be included in the calculation. There is no requirement that securities be purchased jointly.
   (ii)
A natural person who had an individual income in excess of $200,000, or joint income with the Subscriber’s spouse or spousal equivalent in excess of $300,000, in each of the two most recent years and reasonably expects to reach the same income level in the current year;
In determining individual “income,” the Subscriber should add to the Subscriber’s individual taxable adjusted gross income (exclusive of any spousal or spousal equivalent income) any amounts attributable to tax exempt income received, losses claimed as a limited partner in any limited partnership, deductions claimed for depletion, contributions to an IRA or Keogh retirement plan, alimony payments, and any amount by which income from long-term capital gains has been reduced in arriving at adjusted gross income.
   (iii)
A director or executive officer of the Company;
   (iv)
A natural person holding in good standing with one or more professional certifications or designations or other credentials from an accredited educational institution that the U.S. Securities Exchange Commission (“SEC”) has designated as qualifying an individual for accredited investor status;
The SEC has designated the General Securities Representative license (Series 7), the Private Securities Offering Representative license (Series 82) and the Licensed Investment Adviser Representative (Series 65) as the initial certifications that qualify for accredited investor status.
   (v)
A natural person who is a “knowledgeable employee” as defined in Rule 3c-5(a)(4) under the Investment Company Act of 1940 (the “Investment Company Act”), of the issuer of the securities being offered or sold where the issuer would be an investment company, as defined in section 3 of the Investment Company Act, but for the exclusion provided by either section 3(c)(1) or section 3(c)(7) of the Investment Company Act;
   (vi)
A bank as defined in Section 3(a)(2) of the Securities Act, or any savings and loan association or other institution as defined in Section 3(a)(5)(A) of the Securities Act, whether acting in its individual or fiduciary capacity;
   (vii)
A broker or dealer registered pursuant to Section 15 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”);
   (viii)
An investment adviser registered pursuant to section 203 of the Investment Advisers Act of 1940 (the “Investment Advisers Act”) or registered pursuant to the laws of a state,

A-1

or an investment adviser relying on the exemption from registering with the SEC under the section 203(l) or (m) of the Investment Advisers Act;
   (ix)
An insurance company as defined in section 2(13) of the Exchange Act;
   (x)
An investment company registered under the Investment Company Act or a business development company as defined in Section 2(a)(48) of that Act;
   (xi)
A Small Business Investment Company licensed by the U.S. Small Business Administration under Section 301(c) or (d) of the Small Business Investment Act of 1958;
   (xii)
A Rural Business Investment Company as defined in section 384A of the Consolidated Farm and Rural Development Act;
   (xiii)
A plan established and maintained by a state, its political subdivisions, or any agency or instrumentality of a state, or its political subdivisions for the benefit of its employees, if such plan has total assets in excess of $5,000,000;
   (xiv)
An employee benefit plan within the meaning of the Employee Retirement Income Security Act of 1974, if the investment decision is made by a plan fiduciary, as defined in Section 3(21) of such act, which is either a bank, savings and loan association, insurance company, or registered investment adviser, or if the employee benefit plan has total assets in excess of $5,000,000 or, if a self-directed plan, with investment decisions made solely by persons that are accredited investors;
   (xv)
A private business development company as defined in Section 202(a)(22) of the Investment Advisers Act of 1940;
   (xvi)
An organization described in Section 501(c)(3) of the Internal Revenue Code, or a corporation, business trust, partnership, or limited liability company, or any other entity not formed for the specific purpose of acquiring the Shares, with total assets in excess of $5,000,000;
   (xvii)
A trust, with total assets in excess of $5,000,000, not formed for the specific purpose of acquiring the Shares, whose purchase is directed by a sophisticated person who has such knowledge and experience in financial and business matters that such person is capable of evaluating the merits and risks of investing in the Company;
   (xviii)
A “family office” as defined in Rule 202(a)(11)(G)-1 under the Investment Advisers Act with assets under management in excess of $5,000,000 that is not formed for the specific purpose of acquiring the securities offered and whose prospective investment is directed by a person who has such knowledge and experience in financial and business matters that such family office is capable of evaluating the merits and risks of the prospective investment;
   (xix)
A “family client” as defined in Rule 202(a)(11)(G)-1 under the Investment Advisers Act, of a family office meeting the requirements set forth in (xviii) and whose prospective investment in the issuer is directed by a person from a family office that is capable of evaluating the merits and risks of the prospective investment;
   (xx)
An entity, of a type not listed above, not formed for the specific purpose of acquiring the securities offered, owning investments in excess of $5,000,000; and/or
   (xxi)
An entity in which all of the equity owners qualify as an accredited investor under any of the above subparagraphs.
   (xxii)
The Subscriber does not qualify under any of the investor categories set forth in (i) through (xxi) above.
2.1   Type of the Subscriber.   Indicate the form of entity of the Subscriber:

A-2

☐   Individual                                       ☐   Limited Partnership
☐   Corporation                                    ☐   General Partnership
☐   Revocable Trust
☐   Other Type of Trust (indicate type):
☐   Other (indicate form of organization):

2.2.1
If the Subscriber is not an individual, indicate the approximate date the Subscriber entity was formed:                  .

2.2.2
If the Subscriber is not an individual, initial the line below which correctly describes the application of the following statement to the Subscriber’s situation: the Subscriber (x) was not organized or reorganized for the specific purpose of acquiring the Shares and (y) has made investments prior to the date hereof, and each beneficial owner thereof has and will share in the investment in proportion to his or her ownership interest in the Subscriber.

  True
  False
If the “False” line is initialed, each person participating in the entity will be required to fill out a Subscription Agreement.
Subscriber:
Subscriber Name:
By:
Signatory Name:
Signatory Title:

A-3

Exhibit D
Form of Advisory Agreement
[See attached.]

ADVISORY AGREEMENT
This ADVISORY AGREEMENT (the “Agreement”) is entered into as of [•], by and between Butterfly Network, Inc., a Delaware corporation (the “Company”), and Jonathan Rothberg, PhD. (“Dr. Rothberg”).
WHEREAS, on and after [•] (the “Effective Date”), Dr. Rothberg will serve on the Board of Directors of the Company (the “Board”), and will serve as the non-executive Chairman of the Board, in each case, subject to his election by the Company’s shareholders, and Dr. Rothberg has also agreed to act as an adviser to the Company following the Effective Date; and
WHEREAS, the Company and Dr. Rothberg desire to entire into this Agreement setting forth the terms of Dr. Rothberg’s consulting relationship with the Company and certain other matters relating to his advisor role.
NOW, THEREFORE, in consideration of the premises and the mutual covenants and agreements herein contained, the parties hereto agree as follows:
1. Consulting Services.   Dr. Rothberg agrees to advise the Company’s Chief Executive Officer and the Board on strategic matters, and to provide consulting, business development and similar services to the Company’s Chief Executive Officer and the Board relating to the Company’s current, future and potential scientific and strategic initiatives and such other consulting services to be reasonably requested and authorized by the Company’s Chief Executive Officer or the Board from time to time (in the aggregate, the “Services”). Dr. Rothberg will be reasonably available to consult by phone, email or in person at the Company, or another mutually agreeable site with Company personnel, and any dates for visits to the Company’s offices will be arranged by mutual agreement. The term of this Agreement will commence on the Effective Date and continue until terminated as provided herein (the “Consulting Period”). Dr. Rothberg agrees to devote that amount of time as is reasonably required by the Company for him to perform the Services, taking into account his other business obligations as in effect from time to time. Dr. Rothberg represents that he has the qualifications, the experience and the ability to properly perform the Services, and that he will use his best efforts to perform the Services such that the results are satisfactory to the Company.
2. Independent Contractor.   Dr. Rothberg’s relationship with the Company will be that of an independent contractor and not that of an employee. Dr. Rothberg will be solely responsible for determining the method, details and means of performing the Services. Dr. Rothberg will have no authority to enter into contracts that bind the Company or create obligations on the part of the Company without the prior written authorization of the Company. Dr. Rothberg acknowledges and agrees that he will not be eligible for any benefits available to employees of the Company. Dr. Rothberg will perform those Services that are agreed upon by and between Dr. Rothberg and the Board and/or the Company’s Chief Executive Officer, and Dr. Rothberg will be required to report only to the Board concerning the Services performed under this Agreement. The nature and frequency of these reports will be left to the discretion of the Board. Dr. Rothberg will have full responsibility for applicable withholding taxes for all compensation paid to Dr. Rothberg under this Agreement, and will have full responsibility for compliance with all applicable labor and employment legal requirements with respect to Dr. Rothberg’s self-employment. Dr. Rothberg agrees to indemnify, defend and hold the Company harmless from any liability for, or assessment of, any claims or penalties with respect to such withholding taxes and labor or employment legal requirements.
3. Compensation and Other Benefits.
(a) Consulting Fee.   As compensation for the Services provided hereunder, during the Consulting Period, the Company will pay to Dr. Rothberg a consulting fee (the “Consulting Fee”) of (i) $16,667 per month. The Consulting Fee will be paid to Dr. Rothberg on the first business day of each month during the Consulting Period. The Company will reimburse Dr. Rothberg for his reasonable out-of-pocket expenses incurred in connection with the provision of the Services, pursuant to the terms and conditions of applicable Company policies and requirements.
(b) Office Space, etc. During the Consulting Period, the Company will provide Dr. Rothberg with reasonable office space at the Company’s headquarters and access to secretarial and administrative assistance as needed so that he may perform his duties hereunder.

(c) Equity Awards.   Dr. Rothberg’s restricted stock unit grant under the Butterfly Network, Inc. 2012 Equity Incentive Plan (“Incentive Plan”) shall remain outstanding and administered in accordance with the terms and conditions of the Incentive Plan and RSU Grant Agreement.
4. Termination.   Either party may terminate this Agreement for any reason upon giving thirty (30) days’ advance notice of such termination. In the event of such termination of this Agreement, the Company’s only obligation will be to pay Dr. Rothberg any earned but unpaid Consulting Fee as of the termination date. Notwithstanding the foregoing, Dr. Rothberg’s entitlements under Sections 3(c) of this Agreement will survive the termination of this Agreement.
5. Restrictive Covenants.   Dr. Rothberg acknowledges and agrees that he remains bound by his obligations under his Non-Competition, Confidentiality and Intellectual Property Agreement with the Company dated April 18, 2018, as amended from time to time in accordance with the provisions therein, and that such obligations will survive the termination of this Agreement (the “Continuing Obligations”). Dr. Rothberg hereby reaffirms and agrees to comply with the policies and procedures of the Company and its affiliates for protecting confidential information and will never disclose to any person (except as required by applicable law or for the proper performance of his duties and responsibilities to the Company and its affiliates), or use for his own benefit or gain, any confidential information obtained by Dr. Rothberg incident to his association with the Company or any of its affiliates.
6. Conflicts with this Agreement.   Dr. Rothberg represents and warrants that he is not under any pre-existing obligation in conflict or in any way inconsistent with the provisions of this Agreement. Dr. Rothberg represents and warrants that Dr. Rothberg’s performance of all the terms of this Agreement will not breach any agreement to keep in confidence proprietary information acquired by Dr. Rothberg in confidence or in trust prior to commencement of this Agreement. Dr. Rothberg warrants that Dr. Rothberg has the right to disclose and/or or use all ideas, processes, techniques and other information, if any, which Dr. Rothberg has gained from third parties, and which Dr. Rothberg discloses to the Company or uses in the course of performance of this Agreement, without liability to such third parties. Notwithstanding the foregoing, Dr. Rothberg agrees that he will not bundle with or incorporate into any deliveries provided to the Company herewith any third party products, ideas, processes, or other techniques, without the express, written prior approval of the Company. Dr. Rothberg represents and warrants that he has not granted and will not grant any rights or licenses to any intellectual property or technology that would conflict with his obligations under this Agreement. Dr. Rothberg will not knowingly infringe upon any copyright, patent, trade secret or other property right of any former client, employer or third party in the performance of the Services required by this Agreement.
7. Section 409A.   This Agreement is intended to comply with, or be exempt from, the requirements of Section 409A of the Internal Revenue Code of 1986, as amended, and shall be construed consistent with such intent. Notwithstanding the foregoing, in no event shall the Company have any liability relating to the failure or alleged failure of any payment or benefit under this Agreement to comply with, or be exempt from, the requirements of Section 409A.
8. Miscellaneous.
(a) Entire Agreement.   Other than the Continuing Obligations, this Agreement constitutes the sole agreement of the parties and supersedes all oral negotiations and prior writings with respect to the subject matter hereof.
(b) Amendments and Waivers.   Any term of this Agreement may be amended or waived only with the written consent of the parties.
(c) Choice of Law.   The validity, interpretation, construction and performance of this Agreement will be governed by the laws of the State of Connecticut, without giving effect to the principles of conflict of laws.
(d) Severability.   If one or more provisions of this Agreement are held to be unenforceable under applicable law, such portion will be deemed to be modified or altered to the extent necessary to conform thereto or, if that is not possible, to be omitted from this Agreement. The invalidity of any such portion will not affect the force, effect, and validity of the remaining portion hereof.

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(e) Counterparts.   This Agreement may be executed in counterparts, each of which will be deemed an original, but all of which together will constitute one and the same instrument.
(f) Successors.   This Agreement is personal to Dr. Rothberg and, without the prior written consent of the Company, will not be assignable by Dr. Rothberg otherwise than by will or the laws of descent and distribution. This Agreement will inure to the benefit of and be enforceable by Dr. Rothberg’s legal representatives. This Agreement will inure to the benefit of and be binding upon the Company and its successors and assigns. As used in this Agreement, “the Company” will mean both the Company as defined above and any such successor that assumes and agrees to perform this Agreement, by operation of law or otherwise.
(g) Advice of Counsel.   EACH PARTY ACKNOWLEDGES THAT, IN EXECUTING THIS AGREEMENT, SUCH PARTY HAS HAD THE OPPORTUNITY TO SEEK THE ADVICE OF INDEPENDENT LEGAL COUNSEL, AND HAS READ AND UNDERSTOOD ALL OF THE TERMS AND PROVISIONS OF THIS AGREEMENT. THIS AGREEMENT SHALL NOT BE CONSTRUED AGAINST ANY PARTY BY REASON OF THE DRAFTING OR PREPARATION HEREOF.
[Remainder of page intentionally left blank.]

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This Agreement has been executed as a sealed instrument by the Company, by its duly authorized representative and by Dr. Rothberg.
BUTTERFLY NETWORK, INC.
By:
Title:
JONATHAN ROTHBERG, PH.D.

Signature
Address:

Exhibit E
Form of Registration Rights Agreement
[See attached.]

FORM OF
AMENDED AND RESTATED REGISTRATION RIGHTS AGREEMENT
THIS AMENDED AND RESTATED REGISTRATION RIGHTS AGREEMENT (this “Agreement”), dated as of [•], 20[•], is made and entered into by and among Longview Acquisition Corp., a Delaware corporation (the “Company”), and Longview Investors LLC, a Delaware limited liability company (the “Sponsor”), the undersigned parties listed under Sponsor Group Holders on the signature page(s) hereto (each such party, a “Sponsor Group Holder” and, collectively, the “Sponsor Group Holders”) and the undersigned parties listed under Butterfly Holders on the signature page(s) hereto (each such party, a “Butterfly Holder” and, collectively, the “Butterfly Holders”). The Sponsor Group Holders, the Butterfly Holders and any person or entity who hereafter becomes a party to this Agreement pursuant to Section 5.2 of this Agreement, are each referred to herein as a “Holder” and collectively as the “Holders.”
RECITALS
WHEREAS, the Company has entered into that certain Business Combination Agreement (the “Business Combination Agreement”), dated as of November 19, 2020, by and among the Company, Clay Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of the Company, and Butterfly Network, Inc., a Delaware corporation;
WHEREAS, pursuant to the transactions contemplated by the Business Combination Agreement and subject to the terms and conditions set forth therein, the Butterfly Holders will receive an aggregate of [•] shares of Class A common stock, $0.0001 par value per share (“Common Stock”) and an aggregate of [•] shares of Class B common stock, $0.0001 par value per share (“Class B Common Stock”), of the Company (the “Butterfly Shares”), upon the closing of such transactions (the “Closing”);
WHEREAS, the Existing Parties hold an aggregate of [•] shares of the Company’s Class B common stock, par value $0.0001 per share (the “Longview Class B Common Stock”), which shares of Longview Class B Common Stock will automatically convert into an aggregate of [•] shares of Common Stock in connection with the Closing (the “Founder Shares”);
WHEREAS, the Company and the Sponsor are party to that certain Private Placement Warrants Purchase Agreement, dated May 20, 2020, pursuant to which the Sponsor purchased 6,853,333 warrants (the “Private Placement Warrants”) in private placement transactions occurring simultaneously with the closing of the Company’s initial public offering and each exercise of the over-allotment option in connection therewith; and pursuant to the Insider Letter (as defined below), the Sponsor or an affiliate of the Sponsor or any of the Company’s officers or directors may, but are not obligated to, loan the Company funds for certain purposes, of which up to $2,000,000 of such loans may be convertible into an additional 1,333,333 Private Placement Warrants (the “Working Capital Warrants”);
WHEREAS, the Company, the Sponsor, an affiliate of the Sponsor and certain Sponsor Group Holders to which such affiliate of the Sponsor serves as investment advisor (the “Purchasers”), are party to that certain Forward Purchase Agreement, dated May 20, 2020, as amended on November 19, 2020 (as amended, the “Forward Purchase Agreement”), pursuant to which (i) the Purchasers will purchase the number of shares of Common Stock equal to the Forward Purchase Share Amount (as defined in the Forward Purchase Agreement) (the “Forward Purchase Shares”) in a private placement transaction that will close substantially concurrently with and immediately prior to the Closing;
WHEREAS, the Forward Purchase Agreement has been amended such that the registration rights granted with respect to the Forward Purchase Shares have been terminated, and the Purchasers will instead have registration rights pursuant to this Agreement;
WHEREAS, the Company has entered into separate Subscription Agreements (the “Subscription Agreements”) with the subscribers identified therein, including investors affiliated with one or more of the Sponsor Group Holders (the “PIPE Investors”), pursuant to which (i) the PIPE Investors will purchase an aggregate of 17,500,000 shares of Common Stock (the “PIPE Shares”), in a private placement transaction that will close substantially concurrently with and immediately prior to the Closing and (ii) the PIPE Investors were granted certain registration rights with respect to the PIPE Shares;

WHEREAS, the Company and certain of the Sponsor Group Holders (the “Existing Parties”) are party to that certain Registration Rights Agreement dated May 20, 2020 (the “Existing Registration Rights Agreement”), pursuant to which such Existing Parties were granted certain registration rights with respect to the Company securities then held by the Existing Parties;
WHEREAS, pursuant to Section 5.7 of the Existing Registration Rights Agreement, the provisions, covenants and conditions set forth therein may be amended or modified upon the written consent of the Company and the Existing Parties holding a majority-in-interest of the “Registrable Securities” (as such term was defined in the Existing Registration Rights Agreement) at the time in question; and
WHEREAS, the Company and all of the Existing Parties and all of the Purchasers desire to amend and restate the Existing Registration Rights Agreement in order to provide the Sponsor Group Holders and the Butterfly Holders certain registration rights with respect to certain securities of the Company, as set forth in this Agreement.
NOW, THEREFORE, in consideration of the representations, covenants and agreements contained herein, and certain other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto, intending to be legally bound, hereby agree as follows:
ARTICLE I
DEFINITIONS
1.1   Definitions.   The terms defined in this Article I shall, for all purposes of this Agreement, have the respective meanings set forth below:
“Adverse Disclosure” shall mean any public disclosure of material non-public information, which disclosure, in the good faith judgment of the principal executive officer or principal financial officer of the Company, after consultation with counsel to the Company, (i) would be required to be made in any Registration Statement or Prospectus in order for the applicable Registration Statement or Prospectus not to contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements contained therein (in the case of any Prospectus and any preliminary Prospectus, in the light of the circumstances under which they were made) not misleading, (ii) would not be required to be made at such time if the Registration Statement were not being filed, and (iii) the Company has a bona fide business purpose for not making such information public.
“Agreement” shall have the meaning given in the Preamble.
“Board” shall mean the Board of Directors of the Company.
“Business Combination Agreement” shall have the meaning given in the Recitals hereto.
“Butterfly Holders” shall have the meaning given in the Preamble.
“Butterfly Shares” shall have the meaning given in the Recitals hereto.
“Butterfly Shares Lock-up Period” shall mean, with respect to the Butterfly Shares, the period ending on the earlier of (A) 180 days after the Closing and (B) subsequent to the Closing, (x) if the last reported sale price of the Common Stock equals or exceeds $12.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within any 30 consecutive trading days after the Closing or (y) the date on which the Company completes a liquidation, merger, stock exchange, reorganization or other similar transaction that results in all of the Company’s public stockholders having the right to exchange their shares of Common Stock for cash, securities or other property.
“Class B Common Stock” shall have the meaning given in the Recitals hereto.
“Commission” shall mean the U.S. Securities and Exchange Commission.
“Common Stock” shall have the meaning given in the Recitals hereto.

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“Company” shall have the meaning given in the Preamble.
“Company Shelf Takedown Notice” shall have the meaning given in subsection 2.1.3.
“Demand Registration” shall have the meaning given in subsection 2.2.1.
“Demanding Holder” shall have the meaning given in subsection 2.2.1.
“Effectiveness Deadline” shall have the meaning given in subsection 2.1.1.
“Exchange Act” shall mean the Securities Exchange Act of 1934, as it may be amended from time to time.
“Existing Parties” shall have the meaning given in the Recitals hereto.
“Existing Registration Rights Agreement” shall have the meaning given in the Recitals hereto.
“Form S-1” shall have the meaning given in subsection 2.1.1.
“Form S-3” shall have the meaning given in subsection 2.1.2.
“Founder Shares” shall have the meaning given in the Recitals hereto.
“Founder Shares Lock-up Period” shall mean, with respect to the Founder Shares, the shares of Common Stock issued or issuable upon the exercise of any Private Placement Warrants, and any shares of Common Stock issued or issuable upon the exercise of any Working Capital Warrants, the period ending on the earlier of (A) one year after the Closing and (B) subsequent to the Closing, (x) if the last reported sale price of the Common Stock equals or exceeds $12.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within any 30 consecutive trading days commencing at least 150 days after the Closing; provided that all of the Butterfly Shares have been registered on an effective Registration Statement filed pursuant to subsection 2.1.1, or (y) the date on which the Company completes a liquidation, merger, stock exchange, reorganization or other similar transaction that results in all of the Company’s public stockholders having the right to exchange their shares of Common Stock for cash, securities or other property.
“Holders” shall have the meaning given in the Preamble.
“Insider Letter” shall mean that certain letter agreement, dated as of May 20, 2020, by and among the Company, the Sponsor and each of the Company’s officers and directors.
“Longview Class B Common Stock” shall have the meaning given in the Recitals hereto.
“Maximum Number of Securities” shall have the meaning given in subsection 2.2.4.
“Misstatement” shall mean an untrue statement of a material fact or an omission to state a material fact required to be stated in a Registration Statement or Prospectus or necessary to make the statements in a Registration Statement or Prospectus (in the case of any Prospectus, in the light of the circumstances under which they were made) not misleading.
“Lock-up Periods” shall mean the Founder Shares Lock-up Period and the Butterfly Shares Lock-up Period.
“Permitted Transferees” shall mean a person or entity to whom a Holder of Registrable Securities is permitted to transfer such Registrable Securities prior to the expiration of the Founder Shares Lock-up Period or Butterfly Shares Lock-up Period, as the case may be, under the Insider Letter, this Agreement and any other applicable agreement between such Holder and the Company and to any transferee thereafter.
“Piggyback Registration” shall have the meaning given in subsection 2.3.1.
“PIPE Investor” shall have the meaning given in the Recitals hereto.
“PIPE Shares” shall have the meaning given in the Recitals hereto.

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“Private Placement Warrants” shall have the meaning given in the Recitals hereto.
“Prospectus” shall mean the prospectus included in any Registration Statement, as supplemented by any and all prospectus supplements and as amended by any and all post-effective amendments and including all material incorporated by reference in such prospectus.
“Purchaser” shall have the meaning given in the Recitals hereto.
“Registrable Security” shall mean (a) the Founder Shares, (b) the Butterfly Shares, (c) the Forward Purchase Shares, (d) the shares of Common Stock issued or issuable upon the exercise of any Private Placement Warrants, (e) any outstanding share of the Common Stock or any other equity security (including the shares of the Common Stock issued or issuable upon the exercise or conversion of any other equity security) of the Company held by a Holder as of immediately following the Closing, (f) any shares of Common Stock issued or issuable upon the exercise of any Working Capital Warrants and (g) any other equity security of the Company issued or issuable with respect to any such share of the Common Stock or Class B Common Stock by way of a stock dividend or stock split or in connection with a combination of shares, recapitalization, merger, consolidation or reorganization; provided, however, that, as to any particular Registrable Security, such securities shall cease to be Registrable Securities when: (A) a Registration Statement with respect to the sale of such securities shall have become effective under the Securities Act and such securities shall have been sold, transferred, disposed of or exchanged in accordance with such Registration Statement; (B) such securities shall have been otherwise transferred, new certificates for such securities not bearing a legend restricting further transfer shall have been delivered by the Company and subsequent public distribution of such securities shall not require registration under the Securities Act; (C) such securities shall have ceased to be outstanding; (D) such securities may be sold without volume or manner of sale restrictions pursuant to Rule 144 promulgated under the Securities Act; or (E) such securities have been sold to, or through, a broker, dealer or underwriter in a public distribution or other public securities transaction.
“Registration” shall mean a registration effected by preparing and filing a registration statement or similar document in compliance with the requirements of the Securities Act, and the applicable rules and regulations promulgated thereunder, and such registration statement becoming effective.
“Registration Expenses” shall mean the out-of-pocket expenses of a Registration, including, without limitation, the following:
(A)   all registration and filing fees (including fees with respect to filings required to be made with the Financial Industry Regulatory Authority, Inc.) and any securities exchange on which the Common Stock is then listed;
(B)   fees and expenses of compliance with securities or blue sky laws (including reasonable fees and disbursements of counsel for the Underwriters in connection with blue sky qualifications of Registrable Securities);
(C)   printing, messenger, telephone and delivery expenses;
(D)   reasonable fees and disbursements of counsel for the Company;
(E)   reasonable fees and disbursements of all independent registered public accountants of the Company incurred specifically in connection with such Registration; and
(F)   reasonable fees and expenses of one (1) legal counsel selected by the majority-in-interest of the Demanding Holders initiating a Demand Registration to be registered for offer and sale in the applicable Registration.
“Registration Statement” shall mean any registration statement that covers the Registrable Securities pursuant to the provisions of this Agreement, including the Prospectus included in such registration statement, amendments (including post-effective amendments) and supplements to such registration statement, and all exhibits to and all material incorporated by reference in such registration statement.

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“Requesting Holder” shall have the meaning given in subsection 2.2.1.
“Restricted Securities” shall have the meaning given in subsection 3.7.1.
“Rule 415” shall have the meaning given in subsection 2.1.1.
“Securities Act” shall mean the Securities Act of 1933, as amended from time to time.
“Shelf Takedown Notice” shall have the meaning given in subsection 2.1.3.
“Shelf Underwritten Offering” shall have the meaning given in subsection 2.1.3.
“Sponsor” shall have the meaning given in the Recitals hereto.
“Sponsor Group Holders” shall have the meaning given in the Preamble.
“Subscription Agreements” shall have the meaning given in the Recitals hereto.
“Underwriter” shall mean a securities dealer who purchases any Registrable Securities as principal in an Underwritten Offering and not as part of such dealer’s market-making activities.
“Underwritten Registration” or “Underwritten Offering” shall mean a Registration in which securities of the Company are sold to an Underwriter in a firm commitment underwriting for distribution to the public.
“Working Capital Warrants” shall have the meaning given in the Recitals hereto.
ARTICLE II
REGISTRATIONS
2.1   Shelf Registration.
2.1.1   Initial Registration.   The Company shall use its commercially reasonable efforts to file a Registration Statement under the Securities Act promptly, but in any event within sixty (60) days following the Closing, to permit the public resale of all the Registrable Securities held by the Holders from time to time as permitted by Rule 415 under the Securities Act (or any successor or similar provision adopted by the Commission then in effect) (“Rule 415”) on the terms and conditions specified in this subsection 2.1.1 and shall use its commercially reasonable efforts to cause such Registration Statement to be declared effective as soon as practicable after the filing thereof, but in no event later than sixty (60) days following the filing deadline (the “Effectiveness Deadline”); provided, that the Effectiveness Deadline shall be extended to ninety (90) days after the filing deadline if the Registration Statement is reviewed by, and receives comments from, the Commission. The Registration Statement filed with the Commission pursuant to this subsection 2.1.1 shall be a shelf registration statement on Form S-1 (a “Form S-1”) or such other form of registration statement as is then available to effect a registration for resale of such Registrable Securities, covering such Registrable Securities, and shall contain a Prospectus in such form as to permit any Holder to sell such Registrable Securities pursuant to Rule 415 at any time beginning on the effective date for such Registration Statement. A Registration Statement filed pursuant to this subsection 2.1.1 shall provide for the resale pursuant to any method or combination of methods legally available to, and requested by, the Holders. The Company shall use its commercially reasonable efforts to cause a Registration Statement filed pursuant to this subsection 2.1.1 to remain effective, and to be supplemented and amended to the extent necessary to ensure that such Registration Statement is available or, if not available, that another Registration Statement is available, for the resale of all the Registrable Securities held by the Holders until all such Registrable Securities have ceased to be Registrable Securities. As soon as practicable following the effective date of a Registration Statement filed pursuant to this subsection 2.1.1, but in any event within two (2) business days of such date, the Company shall notify the Holders of the effectiveness of such Registration Statement. When effective, a Registration Statement filed pursuant to this subsection 2.1.1 (including the documents incorporated therein by reference) will comply as to form in all material respects with all applicable requirements of the Securities Act and the Exchange Act and will not contain a Misstatement.

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2.1.2   Form S-3.   The Company shall use its commercially reasonable efforts to file a shelf registration statement on Form S-3 (“Form S-3”) as soon as practicable after the Company is eligible to use Form S-3.
2.1.3   Shelf Takedown.   At any time and from time to time following the effectiveness of the shelf registration statement required by subsection 2.1.1 or 2.1.2, any Holder(s) may request to sell all or a portion of their Registrable Securities in an Underwritten Offering that is registered pursuant to such shelf registration statement (a “Shelf Underwritten Offering”) provided that such Holder(s) (a) reasonably expect aggregate gross proceeds in excess of $50,000,000 from such Shelf Underwritten Offering or (b) reasonably expects to sell all of the Registrable Securities held by such Holder in such Shelf Underwritten Offering but in no event for less than $10,000,000 in gross proceeds. All requests for a Shelf Underwritten Offering shall be made by giving written notice to the Company (the “Shelf Takedown Notice”). Each Shelf Takedown Notice shall specify the approximate number of Registrable Securities proposed to be sold in the Shelf Underwritten Offering and the expected price range (net of underwriting discounts and commissions) of such Shelf Underwritten Offering. Within five (5) business days after receipt of any Shelf Takedown Notice, the Company shall give written notice of such requested Shelf Underwritten Offering to all other Holders of Registrable Securities (the “Company Shelf Takedown Notice”) and, subject to reductions consistent with the pro rata calculations in subection 2.2.4, shall include in such Shelf Underwritten Offering all Registrable Securities with respect to which the Company has received written requests for inclusion therein, within five (5) days after sending the Company Shelf Takedown Notice. The Company shall enter into an underwriting agreement in a form as is customary in Underwritten Offerings of securities by the Company with the managing Underwriter or Underwriters selected by the initiating Holder(s) after consultation with the Company and shall take all such other reasonable actions as are requested by the managing Underwriter or Underwriters in order to expedite or facilitate the disposition of such Registrable Securities. In connection with any Shelf Underwritten Offering contemplated by this subsection 2.1.3, subject to Section 3.4 and Article IV, the underwriting agreement into which each Holder and the Company shall enter shall contain such representations, covenants, indemnities and other rights and obligations of the Company and the selling stockholders as are customary in Underwritten Offerings of securities by the Company.
2.2   Demand Registration.
2.2.1   Request for Registration.   Subject to the provisions of subsection 2.2.4 hereof and provided that the Company does not have an effective Registration Statement pursuant to subsection 2.1 outstanding covering the Registrable Securities, the Holders of at least a majority-in-interest of the then outstanding number of Registrable Securities held by the Butterfly Holders or the Sponsor Group Holders (the “Demanding Holders”), in each case, may make a written demand for Registration of all or part of their Registrable Securities, which written demand shall describe the amount and type of securities to be included in such Registration and the intended method(s) of distribution thereof (such written demand a “Demand Registration”). The Company shall, within ten (10) days of the Company’s receipt of the Demand Registration, notify, in writing, all other Holders of Registrable Securities of such demand, and each Holder of Registrable Securities who thereafter wishes to include all or a portion of such Holder’s Registrable Securities in a Registration pursuant to a Demand Registration (each such Holder that includes all or a portion of such Holder’s Registrable Securities in such Registration, a “Requesting Holder”) shall so notify the Company, in writing, within five (5) days after the receipt by the Holder of the notice from the Company. Upon receipt by the Company of any such written notification from a Requesting Holder(s) to the Company, such Requesting Holder(s) shall be entitled to have their Registrable Securities included in a Registration pursuant to a Demand Registration and the Company shall effect, as soon thereafter as practicable, the Registration of all Registrable Securities requested by the Demanding Holders and Requesting Holders pursuant to such Demand Registration, including by filing a Registration Statement relating thereto as soon as practicable, but not more than forty-five (45) days immediately after the Company’s receipt of the Demand Registration. Under no circumstances shall the Company be obligated to effect more than an aggregate of three (3) Registrations pursuant to a Demand Registration under this subsection 2.1.1 with respect to any or all Registrable Securities; provided, however, that a Registration pursuant to a Demand Registration shall not be counted for such purposes unless a Registration Statement with respect to such Demand Registration

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has become effective and all of the Registrable Securities requested by the Requesting Holders and the Demanding Holders to be registered on behalf of the Requesting Holders and the Demanding Holders on such Registration Statement have been sold, in accordance with Section 3.1 of this Agreement.
2.2.2   Effective Registration.   Notwithstanding the provisions of subsection 2.2.1 above or any other part of this Agreement, a Registration pursuant to a Demand Registration shall not count as a Registration unless and until (i) the Registration Statement filed with the Commission with respect to a Registration pursuant to a Demand Registration has been declared effective by the Commission and (ii) the Company has complied with all of its material obligations under this Agreement with respect thereto; provided, further, that if, after such Registration Statement has been declared effective, an offering of Registrable Securities in a Registration pursuant to a Demand Registration is subsequently interfered with by any stop order or injunction of the Commission, federal or state court or any other governmental agency, the Registration Statement with respect to such Registration shall be deemed not to have been declared effective, unless and until, (i) such stop order or injunction is removed, rescinded or otherwise terminated, and (ii) a majority-in-interest of the Demanding Holders initiating such Demand Registration thereafter affirmatively elect to continue with such Registration and accordingly notify the Company in writing, but in no event later than five (5) days, of such election; provided, further, that the Company shall not be obligated or required to file another Registration Statement until the Registration Statement that has been previously filed with respect to a Registration pursuant to a Demand Registration becomes effective or is subsequently terminated.
2.2.3   Underwritten Offering.   Subject to the provisions of subsection 2.2.4 hereof, if a majority-in-interest of the Demanding Holders so advise the Company as part of their Demand Registration that the offering of the Registrable Securities pursuant to such Demand Registration shall be in the form of an Underwritten Offering, then the right of such Demanding Holder or Requesting Holder (if any) to include its Registrable Securities in such Registration shall be conditioned upon such Holder’s participation in such Underwritten Offering and the inclusion of such Holder’s Registrable Securities in such Underwritten Offering to the extent provided herein. All such Holders proposing to distribute their Registrable Securities through an Underwritten Offering under this subsection 2.2.3 shall enter into an underwriting agreement in customary form with the Underwriter(s) selected for such Underwritten Offering by the majority-in-interest of the Demanding Holders initiating the Demand Registration, which Underwriter(s) shall be reasonably satisfactory to the Company.
2.2.4   Reduction of Underwritten Offering.   If the managing Underwriter or Underwriters in an Underwritten Registration pursuant to a Demand Registration, in good faith, advises the Company, the Demanding Holders and the Requesting Holders (if any) in writing that the dollar amount or number of Registrable Securities that the Demanding Holders and the Requesting Holders (if any) desire to sell, taken together with all other Common Stock or other equity securities that the Company desires to sell and the Common Stock, if any, as to which a Registration has been requested pursuant to separate written contractual piggy-back registration rights held by any other stockholders who desire to sell, exceeds the maximum dollar amount or maximum number of equity securities that can be sold in the Underwritten Offering without adversely affecting the proposed offering price, the timing, the distribution method, or the probability of success of such offering (such maximum dollar amount or maximum number of such securities, as applicable, the “Maximum Number of Securities”), then the Company shall include in such Underwritten Offering, as follows: (i) first, the Registrable Securities of the Demanding Holders and the Requesting Holders (if any) (pro rata based on the respective number of Registrable Securities that each Demanding Holder and Requesting Holder (if any) has requested be included in such Underwritten Registration and the aggregate number of Registrable Securities that the Demanding Holders and Requesting Holders have requested be included in such Underwritten Registration) that can be sold without exceeding the Maximum Number of Securities; (ii) second, to the extent that the Maximum Number of Securities has not been reached under the foregoing clause (i), the Registrable Securities of Holders (pro rata, based on the respective number of Registrable Securities that each Holder has so requested) exercising their rights to register their Registrable Securities pursuant to subsection 2.3.1 hereof, without exceeding the Maximum Number of Securities; and (iii) third, to the extent that the Maximum Number of Securities has not been reached under the foregoing clauses (i) and (ii), the Common Stock or other equity securities that the Company desires to sell, which can be sold without exceeding the Maximum Number of Securities; and (iv) fourth, to the extent that the Maximum

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Number of Securities has not been reached under the foregoing clauses (i), (ii) and (iii), the Common Stock or other equity securities of other persons or entities that the Company is obligated to register in a Registration pursuant to separate written contractual arrangements with such persons and that can be sold without exceeding the Maximum Number of Securities.
2.2.5   Demand Registration Withdrawal.   A majority-in-interest of the Demanding Holders initiating a Demand Registration or a majority-in-interest of the Requesting Holders (if any), pursuant to a Registration under subsection 2.2.1 shall have the right to withdraw from a Registration pursuant to such Demand Registration or a Shelf Underwritten Offering pursuant to subsection 2.1.3 for any or no reason whatsoever upon written notification to the Company and the Underwriter or Underwriters (if any) of their intention to withdraw from such Registration at least two (2) business days prior to the effectiveness of the Registration Statement filed with the Commission with respect to the Registration of their Registrable Securities pursuant to such Demand Registration (or in the case of an Underwritten Registration pursuant to Section 2.1.1 or 2.2.4 at least five (5) business days prior to the time of pricing of the applicable offering). Notwithstanding anything to the contrary in this Agreement, the Company shall be responsible for the Registration Expenses incurred in connection with a Registration pursuant to a Demand Registration prior to its withdrawal under this subsection 2.2.5.
2.3   Piggyback Registration.
2.3.1   Piggyback Rights.   If the Company proposes to file a Registration Statement under the Securities Act with respect to an offering of equity securities, or securities or other obligations exercisable or exchangeable for, or convertible into equity securities, for its own account or for the account of stockholders of the Company (or by the Company and by the stockholders of the Company including, without limitation, pursuant to Sections 2.1 and 2.2 hereof), other than a Registration Statement (i) filed in connection with any employee stock option or other benefit plan, (ii) for a rights offering or an exchange offer or offering of securities solely to the Company’s then existing stockholders, (iii) for an offering of debt that is convertible into equity securities of the Company or (iv) for a dividend reinvestment plan, then the Company shall give written notice of such proposed filing to all of the Holders of Registrable Securities as soon as practicable but not less than ten (10) days before the anticipated filing date of such Registration Statement, which notice shall (A) describe the amount and type of securities to be included in such offering, the intended method(s) of distribution, and the name of the proposed managing Underwriter or Underwriters, if any, in such offering, and (B) offer to all of the Holders of Registrable Securities the opportunity to register the sale of such number of Registrable Securities as such Holders may request in writing within five (5) days after receipt of such written notice (such Registration a “Piggyback Registration”). The Company shall, in good faith, cause such Registrable Securities to be included in such Piggyback Registration and shall use its commercially reasonable efforts to cause the managing Underwriter or Underwriters of a proposed Underwritten Offering to permit the Registrable Securities requested by the Holders pursuant to this subsection 2.3.1 to be included in a Piggyback Registration on the same terms and conditions as any similar securities of the Company included in such Registration and to permit the sale or other disposition of such Registrable Securities in accordance with the intended method(s) of distribution thereof. All such Holders proposing to distribute their Registrable Securities through an Underwritten Offering under this subsection 2.3.1 shall enter into an underwriting agreement in customary form with the Underwriter(s) selected for such Underwritten Offering by the Company. Holders agree that, except as required by applicable law, the Holders shall treat as confidential any notice or other communication in connection with any Piggyback Registration and shall not disclose or use the information contained in such notice without the prior written consent of the Company until such time as the information contained therein is or becomes public, other than as a result of disclosure by a Holder of Registrable Shares in breach of the terms of this Agreement.
2.3.2   Reduction of Piggyback Registration.   If the managing Underwriter or Underwriters in an Underwritten Registration that is to be a Piggyback Registration, in good faith, advises the Company and the Holders of Registrable Securities participating in the Piggyback Registration in writing that the dollar amount or number of the Common Stock that the Company desires to sell, taken together with (i) the Common Stock, if any, as to which Registration has been demanded pursuant to separate written contractual arrangements with persons or entities other than the Holders of Registrable

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Securities hereunder, (ii) the Registrable Securities as to which registration has been requested pursuant to Section 2.3 hereof, and (iii) the Common Stock, if any, as to which Registration has been requested pursuant to separate written contractual piggy-back registration rights of other stockholders of the Company, exceeds the Maximum Number of Securities, then:
(a)   If the Registration is undertaken for the Company’s account, the Company shall include in any such Registration (A) first, the Common Stock or other equity securities that the Company desires to sell, which can be sold without exceeding the Maximum Number of Securities; (B) second, to the extent that the Maximum Number of Securities has not been reached under the foregoing clause (A), the Registrable Securities of Holders exercising their rights to register their Registrable Securities pursuant to subsection 2.3.1 hereof, pro rata, based on the respective number of Registrable Securities that each Holder has so requested, which can be sold without exceeding the Maximum Number of Securities; and (C) third, to the extent that the Maximum Number of Securities has not been reached under the foregoing clauses (A) and (B), the Common Stock, if any, as to which Registration has been requested pursuant to written contractual piggy-back registration rights of other stockholders of the Company, which can be sold without exceeding the Maximum Number of Securities;
(b)   If the Registration is pursuant to a request by persons or entities other than the Holders of Registrable Securities, then the Company shall include in any such Registration (A) first, the Common Stock or other equity securities, if any, of such requesting persons or entities, other than the Holders of Registrable Securities, which can be sold without exceeding the Maximum Number of Securities; (B) second, to the extent that the Maximum Number of Securities has not been reached under the foregoing clause (A), the Registrable Securities of Holders exercising their rights to register their Registrable Securities pursuant to subsection 2.3.1, pro rata, based on the respective number of Registrable Securities that each Holder has requested be included in such Underwritten Registration and the aggregate number of Registrable Securities that the Holders have requested to be included in such Underwritten Registration, which can be sold without exceeding the Maximum Number of Securities; (C) third, to the extent that the Maximum Number of Securities has not been reached under the foregoing clauses (A) and (B), the Common Stock or other equity securities that the Company desires to sell, which can be sold without exceeding the Maximum Number of Securities; and (D) fourth, to the extent that the Maximum Number of Securities has not been reached under the foregoing clauses (A), (B) and (C), the Common Stock or other equity securities for the account of other persons or entities that the Company is obligated to register pursuant to separate written contractual arrangements with such persons or entities, which can be sold without exceeding the Maximum Number of Securities.
2.3.3   Piggyback Registration Withdrawal.   Any Holder of Registrable Securities shall have the right to withdraw from a Piggyback Registration for any or no reason whatsoever upon written notification to the Company and the Underwriter or Underwriters (if any) of his, her or its intention to withdraw from such Piggyback Registration at least two (2) business days prior to the effectiveness of the Registration Statement filed with the Commission with respect to such Piggyback Registration (or in the case of an Underwritten Registration pursuant to Rule 415, at least five (5) business days prior to the time of pricing of the applicable offering). The Company (whether on its own good faith determination or as the result of a request for withdrawal by persons pursuant to separate written contractual obligations) may withdraw a Registration Statement filed with the Commission in connection with a Piggyback Registration at any time prior to the effectiveness of such Registration Statement. Notwithstanding anything to the contrary in this Agreement, the Company shall be responsible for the Registration Expenses incurred in connection with the Piggyback Registration prior to its withdrawal under this subsection 2.3.3.
2.3.4   Unlimited Piggyback Registration Rights.   For purposes of clarity, any Registration effected pursuant to Section 2.3 hereof shall not be counted as a Registration pursuant to a Demand Registration effected under Section 2.2 hereof.
2.4   Restrictions on Registration Rights.   If (A) during the period starting with the date sixty (60) days prior to the Company’s good faith estimate of the date of the filing of, and ending on a date one hundred and twenty (120) days after the effective date of, a Company initiated Registration and provided

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that the Company has delivered written notice to the Holders prior to receipt of a Demand Registration pursuant to subsection 2.2.1 and it continues to actively employ, in good faith, all reasonable efforts to cause the applicable Registration Statement to become effective; (B) the Holders have requested an Underwritten Registration and the Company and the Holders are unable to obtain the commitment of underwriters to firmly underwrite the offer; or (C) in the good faith judgment of the Board such Registration would be seriously detrimental to the Company and the Board concludes as a result that it is essential to defer the filing of such Registration Statement at such time, then in each case the Company shall furnish to such Holders a certificate signed by the Chairman of the Board, the Chief Executive Officer, the President, the Chief Financial Officer or the Secretary of the Company stating that in the good faith judgment of the Board it would be seriously detrimental to the Company for such Registration Statement to be filed in the near future and that it is therefore essential to defer the filing of such Registration Statement. In such event, the Company shall have the right to defer such filing for a period of not more than ninety (90) days; provided, however, that the Company shall not defer its obligation in this manner more than once in any 12-month period.
ARTICLE III
COMPANY PROCEDURES
3.1   General Procedures.   If at any time on or after the Closing, the Company is required to effect the Registration of Registrable Securities, the Company shall use its commercially reasonable efforts to effect such Registration to permit the sale of such Registrable Securities in accordance with the intended plan of distribution thereof, and pursuant thereto the Company shall, as soon as reasonably practicable:
3.1.1   prepare and file with the Commission as soon as practicable a Registration Statement with respect to such Registrable Securities and use its commercially reasonable efforts to cause such Registration Statement to become effective and remain effective until all Registrable Securities covered by such Registration Statement have been sold or otherwise cease to be Registrable Securities;
3.1.2   prepare and file with the Commission such amendments and post-effective amendments to the Registration Statement, and such supplements to the Prospectus, as may be reasonably requested by a majority-in-interest of the Holders with Registrable Securities registered on such Registration Statement or any Underwriter of Registrable Securities or as may be required by the rules, regulations or instructions applicable to the registration form used by the Company or by the Securities Act or rules and regulations thereunder to keep the Registration Statement effective until all Registrable Securities covered by such Registration Statement are sold in accordance with the intended plan of distribution set forth in such Registration Statement or supplement to the Prospectus or otherwise cease to be Registrable Securities;
3.1.3   prior to filing a Registration Statement or Prospectus, or any amendment or supplement thereto (except for supplements containing Exchange Act reports of the Company filed with respect to a Registration Statement or Prospectus for which forward incorporation by reference is unavailable), furnish without charge to the Underwriters, if any, and the Holders of Registrable Securities included in such Registration, and such Holders’ legal counsel, copies of such Registration Statement as proposed to be filed, each amendment and supplement to such Registration Statement (in each case including all exhibits thereto and documents incorporated by reference therein), the Prospectus included in such Registration Statement (including each preliminary Prospectus), and such other documents as the Underwriters and the Holders of Registrable Securities included in such Registration or the legal counsel for any such Holders may request in order to facilitate the disposition of the Registrable Securities owned by such Holders;
3.1.4   prior to any public offering of Registrable Securities, use its best efforts to (i) register or qualify the Registrable Securities covered by the Registration Statement under such securities or “blue sky” laws of such jurisdictions in the United States as the Holders of Registrable Securities included in such Registration Statement (in light of their intended plan of distribution) may request and (ii) take such action necessary to cause such Registrable Securities covered by the Registration Statement to be registered with or approved by such other governmental authorities as may be necessary by virtue of the business and operations of the Company and do any and all other acts and things that may be

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necessary or advisable to enable the Holders of Registrable Securities included in such Registration Statement to consummate the disposition of such Registrable Securities in such jurisdictions; provided, however, that the Company shall not be required to qualify generally to do business in any jurisdiction where it would not otherwise be required to qualify or take any action to which it would be subject to general service of process or taxation in any such jurisdiction where it is not then otherwise so subject;
3.1.5   cause all such Registrable Securities to be listed on each securities exchange or automated quotation system on which similar securities issued by the Company are then listed;
3.1.6   provide a transfer agent or warrant agent, as applicable, and registrar for all such Registrable Securities no later than the effective date of such Registration Statement;
3.1.7   advise each seller of such Registrable Securities, promptly after it shall receive notice or obtain knowledge thereof, of the issuance of any stop order by the Commission suspending the effectiveness of such Registration Statement or the initiation or threatening of any proceeding for such purpose and promptly use its reasonable best efforts to prevent the issuance of any stop order or to obtain its withdrawal if such stop order should be issued;
3.1.8   at least five (5) days prior to the filing of any Registration Statement or Prospectus or any amendment or supplement to such Registration Statement or Prospectus (except for supplements containing Exchange Act reports of the Company filed with respect to a Registration Statement or Prospectus for which forward incorporation by reference is unavailable), furnish a copy thereof to each seller of such Registrable Securities or its counsel;
3.1.9   notify the Holders at any time when a Prospectus relating to such Registration Statement is required to be delivered under the Securities Act, of the happening of any event as a result of which the Prospectus included in such Registration Statement, as then in effect, includes a Misstatement, and then to correct such Misstatement as set forth in Section 3.5 hereof;
3.1.10   permit a representative of the Holders (such representative to be selected by a majority-in-interest of the Holders with Registrable Securities to be registered on the Registration Statement), the Underwriters, if any, and any attorney or accountant retained by such Holders or Underwriter to participate, at each such person’s own expense, in the preparation of the Registration Statement, and cause the Company’s officers, directors and employees to supply all information reasonably requested by any such representative, Underwriter, attorney or accountant in connection with the Registration; provided, however, that such representative or Underwriter enter into a confidentiality agreement, in form and substance reasonably satisfactory to the Company, prior to the release or disclosure of any such information;
3.1.11   obtain a “comfort” letter from the Company’s independent registered public accountants in the event of an Underwritten Registration, in customary form and covering such matters of the type customarily covered by “comfort” letters as the managing Underwriter may reasonably request, and reasonably satisfactory to a majority-in-interest of the participating Holders;
3.1.12   on the date the Registrable Securities are delivered for sale pursuant to such Registration, obtain an opinion, dated such date, of counsel representing the Company for the purposes of such Registration, addressed to the Holders, the placement agent or sales agent, if any, and the Underwriters, if any, covering such legal matters with respect to the Registration in respect of which such opinion is being given as the Holders, placement agent, sales agent, or Underwriter may reasonably request and as are customarily included in such opinions and negative assurance letters, and reasonably satisfactory to a majority-in-interest of the participating Holders;
3.1.13   in the event of any Underwritten Offering, enter into and perform its obligations under an underwriting agreement, in usual and customary form, with the managing Underwriter of such offering;
3.1.14   make available to its security holders, as soon as reasonably practicable, an earnings statement covering the period of at least twelve (12) months beginning with the first day of the Company’s first full calendar quarter after the effective date of the Registration Statement which

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satisfies the provisions of Section 11(a) of the Securities Act and Rule 158 thereunder (or any successor rule promulgated thereafter by the Commission); provided that the Company will be deemed to have satisfied such requirement to the extent such information is filed on EDGAR or any successor system;
3.1.15   in connection with any Shelf Underwritten Offering pursuant to Section 2.1.3 or any Underwritten Offering pursuant to Section 2.2.3, if such Shelf Underwritten Offering or Underwritten Offering involves the sale of Registrable Securities for gross proceeds in excess of $50,000,000, use its reasonable efforts to make available senior executives of the Company to participate in customary “road show” presentations that may be reasonably requested by the Underwriter in such Shelf Underwritten Offering or Underwritten Offering, as the case may be; and
3.1.16   otherwise, in good faith, cooperate reasonably with, and take such customary actions as may reasonably be requested by the Holders, in connection with such Registration.
3.2   Registration Expenses.   The Registration Expenses of all Registrations shall be borne by the Company. It is acknowledged by the Holders that the Holders shall bear all incremental selling expenses relating to the sale of Registrable Securities, such as Underwriters’ commissions and discounts, brokerage fees, Underwriter marketing costs and, other than as set forth in the definition of “Registration Expenses,” all fees and expenses of any legal counsel representing the Holders.
3.3   Holder Information Required for Participation in Registrations.   At least ten (10) business days prior to the first anticipated filing date of a Registration Statement, the Company shall use its commercially reasonable efforts to notify each Holder in writing (which may be by email) of the information reasonably necessary about the Holder to include such Holder’s Registrable Securities in such Registration Statement. At least three (3) business days prior to the anticipated filing date of any post-effective amendment of a Registration Statement (including pursuant to subsection 2.1.2), the Company shall use its commercially reasonable efforts to notify each Holder of Registrable Securities included in such Registration Statement in writing (which may be by email) of the information reasonably necessary about the Holder to keep such Holder’s Registrable Securities in such Registration Statement. Notwithstanding anything else in this Agreement, the Company shall not be obligated to include or keep a Holder’s Registrable Securities in a Registration Statement to the extent the Company has not received such information, and received any other reasonably requested agreements or certificates, on or prior to the fifth (5th) business day prior to the first anticipated filing date of a Registration Statement or the second (2nd) business day prior to the anticipated filing date of any post-effective amendment of a Registration Statement, as applicable.
3.4   Requirements for Participation in Underwritten Offerings.   No person may participate in any Underwritten Offering for equity securities of the Company pursuant to a Registration initiated by the Company hereunder unless such person (i) agrees to sell such person’s securities on the basis provided in any underwriting arrangements approved by the Company and (ii) completes and executes all customary questionnaires, powers of attorney, indemnities, lock-up agreements, underwriting agreements and other customary documents as may be reasonably required under the terms of such underwriting arrangements.
3.5   Suspension of Sales; Adverse Disclosure.   Upon receipt of written notice from the Company that a Registration Statement or Prospectus contains a Misstatement, each of the Holders shall forthwith discontinue disposition of Registrable Securities until such Holder has received copies of a supplemented or amended Prospectus correcting the Misstatement (it being understood that the Company hereby covenants to prepare and file such supplement or amendment as soon as practicable after the time of such notice), or until it is advised in writing by the Company that the use of the Prospectus may be resumed. If the filing, initial effectiveness or continued use of a Registration Statement in respect of any Registration at any time would require the Company to make an Adverse Disclosure or would require the inclusion in such Registration Statement of financial statements that are unavailable to the Company for reasons beyond the Company’s control, the Company may, upon giving prompt written notice of such action to the Holders, delay the filing or initial effectiveness of, or suspend use of, such Registration Statement for the shortest period of time, but in no event more than forty-five (45) days, determined in good faith by the Company to be necessary for such purpose. In the event the Company exercises its rights under the preceding sentence, the Holders agree to suspend, immediately upon their receipt of the notice referred to above, their use of the Prospectus relating to any Registration in connection with any sale or offer to sell Registrable Securities. The Company shall immediately notify the Holders of the expiration of any period during which it exercised its rights under this Section 3.5.

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3.6   Reporting Obligations.   As long as any Holder shall own Registrable Securities, the Company, at all times while it shall be a reporting company under the Exchange Act, covenants to file timely (or obtain extensions in respect thereof and file within the applicable grace period) all reports required to be filed by the Company after the date hereof pursuant to Sections 13(a) or 15(d) of the Exchange Act. The Company further covenants that it shall take such further action as any Holder may reasonably request, all to the extent required from time to time to enable such Holder to sell shares of the Common Stock held by such Holder without registration under the Securities Act within the limitation of the exemptions provided by Rule 144 promulgated under the Securities Act (or any successor rule promulgated thereafter by the Commission), including providing any legal opinions, it being acknowledged by the Holders that the securities of the Company will not be eligible for resale pursuant to Rule 144 promulgated under the Securities Act, until, among other requirements, at least one year has elapsed from the time that the Company has filed current Form 10 information with the Commission reflecting its status as an entity that is not a shell company. Upon the request of any Holder, the Company shall deliver to such Holder a written certification of a duly authorized officer as to whether it has complied with such requirements.
3.7   Lock-up Restrictions.
3.7.1   During the Founder Shares Lock-up Period, none of the Sponsor Group Holders shall, and during the Butterfly Shares Lock-up Period, none of the Butterfly Holders shall: offer, sell, contract to sell, pledge, grant any option to purchase, make any short sale or otherwise dispose of or distribute any shares of Common Stock or Class B Common Stock that are subject to the applicable Lock-up Period or any securities convertible into, exercisable for, exchangeable for or that represent the right to receive shares of Common Stock or Class B Common Stock that are subject to the applicable Lock-up Period, whether now owned or hereinafter acquired, that is owned directly by such Holder (including securities held as a custodian) or with respect to which such Holder has beneficial ownership within the rules and regulations of the Commission (such securities that are subject to an applicable Lock-up Period, the “Restricted Securities”), other than any transfer to an affiliate of a Holder or to a Permitted Transferee, as applicable. The foregoing restriction is expressly agreed to preclude each Holder, as applicable, from engaging in any hedging or other transaction with respect to Restricted Securities which is designed to or which reasonably could be expected to lead to or result in a sale or disposition of the Restricted Securities even if such Restricted Securities would be disposed of by someone other than such Existing Holder. Such prohibited hedging or other transactions include any short sale or any purchase, sale or grant of any right (including any put or call option) with respect to any of the Restricted Securities of the applicable Holder, or with respect to any security that includes, relates to, or derives any significant part of its value from such Restricted Securities.
3.7.2   Each Holder hereby represents and warrants that it now has and, except as contemplated by this subsection 3.7.2 for the duration of the applicable Lock-up Period, will have good and marketable title to its Restricted Securities, free and clear of all liens, encumbrances, and claims that could impact the ability of such Holder to comply with the foregoing restrictions. Each Holder agrees and consents to the entry of stop transfer instructions with the Company’s transfer agent and registrar against the transfer of any Restricted Securities during the applicable Lock-up Period.
ARTICLE IV
INDEMNIFICATION AND CONTRIBUTION
4.1   Indemnification.
4.1.1   The Company agrees to indemnify, to the extent permitted by law, each Holder of Registrable Securities, its officers and directors and agents and each person who controls such Holder (within the meaning of the Securities Act) against all losses, claims, damages, liabilities and expenses (including, without limitation, reasonable attorneys’ fees) resulting from any untrue or alleged untrue statement of material fact contained in any Registration Statement, Prospectus or preliminary Prospectus or any amendment thereof or supplement thereto or any omission or alleged omission of a material fact required to be stated therein or necessary to make the statements therein not misleading, except insofar as the same are caused by or contained in any information or affidavit so furnished in writing to the Company by such Holder expressly for use therein.

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4.1.2   In connection with any Registration Statement in which a Holder of Registrable Securities is participating, such Holder shall furnish to the Company in writing such information and affidavits as the Company reasonably requests for use in connection with any such Registration Statement or Prospectus and, to the extent permitted by law, shall indemnify the Company, its directors and officers and agents and each person who controls the Company (within the meaning of the Securities Act) against all losses, claims, damages, liabilities and expenses (including, without limitation’ reasonable attorneys’ fees) resulting from any untrue or alleged untrue statement of material fact contained in any Registration Statement, Prospectus or preliminary Prospectus or any amendment thereof or supplement thereto or any omission or alleged omission of a material fact required to be stated therein or necessary to make the statements therein not misleading, but only to the extent that such untrue statement or omission is contained in any information or affidavit so furnished in writing by such Holder expressly for use therein; provided, however, that the obligation to indemnify shall be several, not joint and several, among such Holders of Registrable Securities, and the liability of each such Holder of Registrable Securities shall be in proportion to and limited to the net proceeds received by such Holder from the sale of Registrable Securities pursuant to such Registration Statement. The Holders of Registrable Securities shall indemnify the Underwriters, their officers, directors and each person who controls such Underwriters (within the meaning of the Securities Act) to the same extent as provided in the foregoing with respect to indemnification of the Company.
4.1.3   Any person entitled to indemnification herein shall (i) give prompt written notice to the indemnifying party of any claim with respect to which it seeks indemnification (provided that the failure to give prompt notice shall not impair any person’s right to indemnification hereunder to the extent such failure has not materially prejudiced the indemnifying party) and (ii) unless in such indemnified party’s reasonable judgment a conflict of interest between such indemnified and indemnifying parties may exist with respect to such claim, permit such indemnifying party to assume the defense of such claim with counsel reasonably satisfactory to the indemnified party. If such defense is assumed, the indemnifying party shall not be subject to any liability for any settlement made by the indemnified party without its consent (but such consent shall not be unreasonably withheld). An indemnifying party who is not entitled to, or elects not to, assume the defense of a claim shall not be obligated to pay the fees and expenses of more than one counsel for all parties indemnified by such indemnifying party with respect to such claim, unless in the reasonable judgment of any indemnified party a conflict of interest may exist between such indemnified party and any other of such indemnified parties with respect to such claim. No indemnifying party shall, without the consent of the indemnified party, consent to the entry of any judgment or enter into any settlement which cannot be settled in all respects by the payment of money (and such money is so paid by the indemnifying party pursuant to the terms of such settlement) or which settlement does not include as an unconditional term thereof the giving by the claimant or plaintiff to such indemnified party of a release from all liability in respect to such claim or litigation.
4.1.4   The indemnification provided for under this Agreement shall remain in full force and effect regardless of any investigation made by or on behalf of the indemnified party or any officer, director or controlling person of such indemnified party and shall survive the transfer of securities. The Company and each Holder of Registrable Securities participating in an offering also agrees to make such provisions as are reasonably requested by any indemnified party for contribution to such party in the event the Company’s or such Holder’s indemnification is unavailable for any reason.
4.1.5   If the indemnification provided under Section 4.1 hereof from the indemnifying party is unavailable or insufficient to hold harmless an indemnified party in respect of any losses, claims, damages, liabilities and expenses referred to herein, then the indemnifying party, in lieu of indemnifying the indemnified party, shall contribute to the amount paid or payable by the indemnified party as a result of such losses, claims, damages, liabilities and expenses in such proportion as is appropriate to reflect the relative fault of the indemnifying party and the indemnified party, as well as any other relevant equitable considerations. The relative fault of the indemnifying party and indemnified party shall be determined by reference to, among other things, whether any action in question, including any untrue or alleged untrue statement of a material fact or omission or alleged omission to state a material fact, was made by, or relates to information supplied by, such indemnifying party or indemnified party, and the indemnifying party’s and indemnified party’s relative intent, knowledge, access to information and

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opportunity to correct or prevent such action and the benefits received by such indemnifying party or indemnified party; provided, however, that the liability of any Holder under this subsection 4.1.5 shall be limited to the amount of the net proceeds received by such Holder in such offering giving rise to such liability. The amount paid or payable by a party as a result of the losses or other liabilities referred to above shall be deemed to include, subject to the limitations set forth in subsections 4.1.1, 4.1.2 and 4.1.3 above, any legal or other fees, charges or expenses reasonably incurred by such party in connection with any investigation or proceeding. The parties hereto agree that it would not be just and equitable if contribution pursuant to this subsection 4.1.5 were determined by pro rata allocation or by any other method of allocation, which does not take account of the equitable considerations referred to in this subsection 4.1.5. No person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution pursuant to this subsection 4.1.5 from any person who was not guilty of such fraudulent misrepresentation.
ARTICLE V
MISCELLANEOUS
5.1   Notices.   Any notice or communication under this Agreement must be in writing and given by (i) deposit in the United States mail, addressed to the party to be notified, postage prepaid and registered or certified with return receipt requested, (ii) delivery in person or by courier service providing evidence of delivery, or (iii) transmission by hand delivery, electronic mail or facsimile. Each notice or communication that is mailed, delivered, or transmitted in the manner described above shall be deemed sufficiently given, served, sent, and received, in the case of mailed notices, on the third business day following the date on which it is mailed and, in the case of notices delivered by courier service, hand delivery, electronic mail or facsimile, at such time as it is delivered to the addressee (with the delivery receipt or the affidavit of messenger) or at such time as delivery is refused by the addressee upon presentation. Any notice or communication under this Agreement must be addressed to the Company, 530 Old Whitfield Street, Guilford, Connecticut 06437, Attn: Chief Executive Officer, with a copy (which shall not constitute notice) to Michael L. Fantozzi, Esq., Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C., One Financial Center, Boston, MA 02111, and, if to any Holder, at such Holder’s address or other contact information as set forth in the Company’s books and records. Any party may change its address for notice at any time and from time to time by written notice to the other parties hereto, and such change of address shall become effective thirty (30) days after delivery of such notice as provided in this Section 5.1.
5.2   Assignment; No Third Party Beneficiaries.
5.2.1   This Agreement and the rights, duties and obligations of the Company and the Holders, as the case may be, hereunder may not be assigned or delegated by the Company or the Holders, as the case may be, in whole or in part, except in connection with a transfer of Registrable Securities by such Holder to a Permitted Transferee but only if such Permitted Transferee agrees to become bound by the terms and restrictions set forth in this Agreement.
5.2.2   Prior to the expiration of the Founder Shares Lock-up Period or Butterfly Shares Lock-up Period, as the case may be, no Holder may assign or delegate such Holder’s rights, duties or obligations under this Agreement, in whole or in part, except in connection with a transfer of Registrable Securities by such Holder to a Permitted Transferee but only if such Permitted Transferee agrees to become bound by the transfer restrictions set forth in this Agreement, including the lock up restrictions applicable to the transferor, or any other applicable agreements between the Company and such Holder.
5.2.3   This Agreement and the provisions hereof shall be binding upon and shall inure to the benefit of each of the parties and its successors and the permitted assigns of the Holders, which shall include Permitted Transferees.
5.2.4   This Agreement shall not confer any rights or benefits on any persons that are not parties hereto, other than as expressly set forth in this Agreement and Section 5.2 hereof.
5.2.5   No assignment by any party hereto of such party’s rights, duties and obligations hereunder shall be binding upon or obligate the Company unless and until the Company shall have received

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(i) written notice of such assignment as provided in Section 5.1 hereof and (ii) the written agreement of the assignee, in a form reasonably satisfactory to the Company, to be bound by the terms and provisions of this Agreement (which may be accomplished by an addendum or certificate of joinder to this Agreement). Any transfer or assignment made other than as provided in this Section 5.2 shall be null and void.
5.3   Severability.   This Agreement shall be deemed severable, and the invalidity or unenforceability of any term or provision hereof shall not affect the validity or enforceability of this Agreement or of any other term or provision hereof. Furthermore, in lieu of any such invalid or unenforceable term or provision, the parties hereto intend that there shall be added as a part of this Agreement a provision as similar in terms to such invalid or unenforceable provision as may be possible that is valid and enforceable.
5.4   Counterparts.   This Agreement may be executed in multiple counterparts (including facsimile or PDF counterparts), each of which shall be deemed an original, and all of which together shall constitute the same instrument, but only one of which need be produced.
5.5   Governing Law; Venue.   NOTWITHSTANDING THE PLACE WHERE THIS AGREEMENT MAY BE EXECUTED BY ANY OF THE PARTIES HERETO, THE PARTIES EXPRESSLY AGREE THAT (I) THIS AGREEMENT SHALL BE GOVERNED BY AND CONSTRUED UNDER THE LAWS OF THE STATE OF NEW YORK, INCLUDING, WITHOUT LIMITATION, SECTIONS 5-1401 AND 5-1402 OF THE NEW YORK GENERAL OBLIGATIONS LAW AND NEW YORK CIVIL PRACTICE LAWS AND RULES 327(B), AS APPLIED TO AGREEMENTS AMONG NEW YORK RESIDENTS ENTERED INTO AND TO BE PERFORMED ENTIRELY WITHIN NEW YORK, WITHOUT REGARD TO THE CONFLICT OF LAW PROVISIONS OF SUCH JURISDICTION, AND (II) THE VENUE FOR ANY ACTION TAKEN WITH RESPECT TO THIS AGREEMENT SHALL BE ANY STATE OR FEDERAL COURT IN NEW YORK COUNTY IN THE STATE OF NEW YORK.
5.6   Entire Agreement.   This Agreement (including all agreements entered into pursuant hereto and all certificates and instruments delivered pursuant hereto and thereto) constitute the entire agreement of the parties with respect to the subject matter hereof and supersede all prior and contemporaneous agreements, representations, understandings, negotiations and discussions between the parties, whether oral or written.
5.7   Amendments and Modifications.   Upon the written consent of the Company and the Holders of at least a majority-in-interest of the Registrable Securities at the time in question (including the Holders of a majority-in-interest of the Founder Shares and the Holders of a majority-in-interest of the Butterfly Shares), compliance with any of the provisions, covenants and conditions set forth in this Agreement may be waived, or any of such provisions, covenants or conditions may be amended or modified; provided, however, that notwithstanding the foregoing, any amendment hereto or waiver hereof that adversely affects any Holder(s), solely in its capacity as a holder of the shares of capital stock of the Company, in a manner that is materially different from other Holders (in such capacity) shall require the consent of the Holder(s) so affected. No course of dealing between any Holder or the Company and any other party hereto or any failure or delay on the part of a Holder or the Company in exercising any rights or remedies under this Agreement shall operate as a waiver of any rights or remedies of any Holder or the Company. No single or partial exercise of any rights or remedies under this Agreement by a party shall operate as a waiver or preclude the exercise of any other rights or remedies hereunder or thereunder by such party. Any waiver, amendment or modification effected in accordance with this Section 5.7 shall be binding on all parties hereto, regardless of whether any such party has consented thereto.
5.8   Titles and Headings.   Titles and headings of sections of this Agreement are for convenience only and shall not affect the construction of any provision of this Agreement.
5.9   Waivers and Extensions.   Any party to this Agreement may waive any right, breach or default which such party has the right to waive, provided that such waiver will not be effective against the waiving party unless it is in writing, is signed by such party, and specifically refers to this Agreement. Waivers may be made in advance or after the right waived has arisen or the breach or default waived has occurred. Any waiver may be conditional. No waiver of any breach of any agreement or provision herein contained shall be deemed a waiver of any preceding or succeeding breach thereof nor of any other agreement or provision herein contained. No waiver or extension of time for performance of any obligations or acts shall be deemed a waiver or extension of the time for performance of any other obligations or acts.

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5.10   Remedies Cumulative.   In the event that the Company fails to observe or perform any covenant or agreement to be observed or performed under this Agreement, the Holders may proceed to protect and enforce its rights by suit in equity or action at law, whether for specific performance of any term contained in this Agreement or for an injunction against the breach of any such term or in aid of the exercise of any power granted in this Agreement or to enforce any other legal or equitable right, or to take any one or more of such actions, without being required to post a bond. None of the rights, powers or remedies conferred under this Agreement shall be mutually exclusive, and each such right, power or remedy shall be cumulative and in addition to any other right, power or remedy, whether conferred by this Agreement or now or hereafter available at law, in equity, by statute or otherwise.
5.11   Other Registration Rights.   The Company represents and warrants that no person, other than the Holders with respect to Registrable Securities, or the PIPE Investors pursuant to the terms of the Subscription Agreements with respect to the PIPE Shares, has any right to require the Company to register any securities of the Company for sale or to include such securities of the Company in any Registration filed by the Company for the sale of securities for its own account or for the account of any other person. Further, the Company represents and warrants that this Agreement supersedes any other registration rights agreement or agreement with similar terms and conditions (excluding the Subscription Agreements) and in the event of a conflict between any such agreement or agreements and this Agreement, the terms of this Agreement shall prevail.
5.12   Term.   This Agreement shall terminate upon the earlier of (i) the tenth anniversary of the date of this Agreement or (ii) the date as of which (A) all of the Registrable Securities have been sold pursuant to a Registration Statement (but in no event prior to the applicable period referred to in Section 4(a)(3) of the Securities Act and Rule 174 thereunder) or (B) the Holders of all Registrable Securities are permitted to sell the Registrable Securities without registration pursuant to Rule 144 promulgated under the Securities Act (but with no volume or manner of sale restrictions or limitations). The provisions of Section 3.6 and Article IV shall survive any termination.
[SIGNATURE PAGES FOLLOW]

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Exhibit F
Form of Transaction Support Agreement
[See attached.]

FORM OF TRANSACTION SUPPORT AGREEMENT
This TRANSACTION SUPPORT AGREEMENT (this “Agreement”) is entered into as of November [•], 2020, by and among Longview Acquisition Corp., a Delaware corporation (“Longview”), Dr. Jonathan M. Rothberg (“Dr. Rothberg”) and the undersigned parties listed under Stockholders on the signature page(s) hereto (the “Stockholders”). Each of Longview, Dr. Rothberg and each of the Stockholders are sometimes referred to herein individually as a “Party” and collectively as the “Parties”. Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to them in the Business Combination Agreement (defined below).
RECITALS
WHEREAS, on November 19, 2020, Longview, Clay Merger Sub, Inc., a Delaware corporation (“Merger Sub”), and Butterfly Network, Inc., a Delaware corporation (the “Company”), entered into that certain Business Combination Agreement (as amended, supplemented or otherwise modified from time to time in accordance with its terms, the “Business Combination Agreement”) pursuant to which, among other things, Merger Sub will merge with and into the Company, with the Company as the surviving company in the merger and, after giving effect to such merger, becoming a wholly-owned Subsidiary of Longview, in each case, on the terms and subject to the conditions set forth in the Business Combination Agreement;
WHEREAS, Dr. Rothberg is the Chairman of the Board of Directors of the Company;
WHEREAS, each Stockholder is the record and beneficial owner of the number of shares of Company Series A Preferred Stock set forth opposite such Stockholder’s name on Schedule A hereto (together with any other Equity Securities of the Company that such Stockholder acquires record or beneficial ownership after the date hereof, collectively, the “Subject Company Shares”);
WHEREAS, in consideration for the benefits to be received by Dr. Rothberg and the Stockholders under the terms of the Business Combination Agreement and as a material inducement to Longview and the other Longview Parties agreeing to enter into and consummate the transactions contemplated by the Business Combination Agreement, the Stockholders and Dr. Rothberg agree to enter into this Agreement and to be bound by the agreements, covenants and obligations contained in this Agreement; and
WHEREAS, the Parties acknowledge and agree that Longview and the other Longview Parties would not have entered into and agreed to consummate the transactions contemplated by the Business Combination Agreement without the Stockholders and Dr. Rothberg entering into this Agreement and agreeing to be bound by the agreements, covenants and obligations contained in this Agreement.
NOW, THEREFORE, in consideration of the premises and the mutual promises set forth herein and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties, each intending to be legally bound, hereby agree as follows:
AGREEMENT
1.   Company Stockholder Written Consent and Related Matters.
(a)   As promptly as reasonably practicable (and in any event within two (2) Business Days) following the time at which the Registration Statement / Proxy Statement is declared effective under the Securities Act, the Stockholders shall duly execute and deliver to the Company and Longview the Company Stockholder Written Consent under which they shall irrevocably and unconditionally consent to the matters, actions and proposals contemplated by Section 5.13(b) (Transaction Support Agreements; Company Stockholder Approval; PIPE Investor Subscription Agreements) of the Business Combination Agreement. Without limiting the generality of the first sentence of this Section 1(a), prior to the Closing, the Stockholders shall vote (or cause to be voted) the Subject Company Shares against and withhold consent with respect to (A) any Company Acquisition Proposal or (B) any other matter, action or proposal that would reasonably be expected to result in (x) a breach of any of the Company’s covenants, agreements or obligations under the Business Combination Agreement or (y) any of the conditions to the Closing set forth in Sections 6.1 or 6.2 of the Business Combination Agreement not being satisfied.

(b)   Without limiting any other rights or remedies of Longview, each Stockholder hereby irrevocably appoints Longview or any individual designated by Longview as such Stockholder’s agent, attorney-in-fact and proxy (with full power of substitution and resubstituting), for and in the name, place and stead of such Stockholder, to attend on behalf of such Stockholder any meeting of the Company Stockholders with respect to the matters described in Section 1(a), to include such Stockholder’s Subject Company Shares in any computation for purposes of establishing a quorum at any such meeting of the Company Stockholders, to vote (or cause to be voted) such Stockholder’s Subject Company Shares or consent (or withhold consent) with respect to any of the matters described in Section 1(a) in connection with any meeting of the Company Stockholders or any action by written consent by the Company Stockholders (including the Company Stockholder Written Consent), in each case, in the event that such Stockholder fails to perform or otherwise comply with the covenants, agreements or obligations set forth in Section 1(a).
(c)   The proxy granted by each Stockholder pursuant to Section 1(b) is coupled with an interest sufficient at law to support an irrevocable proxy and is granted in consideration for Longview entering into the Business Combination Agreement and agreeing to consummate the transactions contemplated thereby. The proxy granted by each Stockholder pursuant to Section 1(b) is also a durable proxy and shall survive the bankruptcy, dissolution, death, incapacity or other inability to act by such Stockholder and shall revoke any and all prior proxies granted by such Stockholder with respect to its Subject Company Shares. The vote or consent of the proxyholder in accordance with Section 1(b) and with respect to the matters in Section 1(a) shall control in the event of any conflict between such vote or consent by the proxyholder of the Subject Company Shares and a vote or consent by a Stockholder of the Subject Company Shares (or any other Person with the power to vote the Subject Company Shares) with respect to the matters in Section 1(a). The proxyholder may not exercise the proxy granted pursuant to Section 1(b) on any matter except those provided in Section 1(a). For the avoidance of doubt, the Stockholder may vote the Subject Company Shares on all other matters, subject to, for the avoidance of doubt, the other applicable covenants, agreements and obligations set forth in this Agreement.
2.   Other Covenants and Agreements.
(a)   Each Stockholder shall be bound by and subject to Sections 5.3(a) (Confidentiality) and Section 5.4(a) (Public Announcements) of the Business Combination Agreement to the same extent as such provisions apply to the parties to the Business Combination Agreement, as if such Stockholder is directly party thereto, and each Stockholder and Dr. Rothberg shall be bound by and subject to the first sentence of Section 5.6(a) (Exclusive Dealing) and Section 8.18 (Trust Account Waiver) of the Business Combination Agreement to the same extent as such provisions apply to the Company, as if such Stockholder is directly party thereto. Dr. Rothberg shall, in his capacity has Chairman of the Board of Directors of the Company, cause to be done such further acts and things as may be reasonably necessary or advisable to cause the Company to fulfill its obligations under the Business Combination Agreement and consummate the transactions contemplated thereby.
(b)   Each Stockholder and Dr. Rothberg acknowledges and agrees that Longview and the other Longview Parties are entering into the Business Combination Agreement in reliance upon such Stockholder entering into this Agreement and agreeing to be bound by, and perform, or otherwise comply with, as applicable, the agreements, covenants and obligations contained in this Agreement and but for such Stockholder and Dr. Rothberg entering into this Agreement and agreeing to be bound by, and perform, or otherwise comply with, as applicable, the agreements, covenants and obligations contained in this Agreement, Longview and the other Longview Parties would not have entered into or agreed to consummate the transactions contemplated by the Business Combination Agreement.
3.   Stockholder Representations and Warranties. Each of the Stockholders and Dr. Rothberg represents and warrants to Longview, on behalf of him or itself, as follows:
(a)   Each Stockholder is a limited liability company, trust or other applicable entity duly organized or formed, as applicable, validly existing and in good standing (or the equivalent thereof, if applicable, in each case, with respect to the jurisdictions that recognize the concept of good standing or any equivalent thereof) under the Laws of its jurisdiction of formation or organization (as applicable).

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(b)   Each Stockholder has the requisite limited liability company, trust or other similar power and authority to execute and deliver this Agreement, to perform its covenants, agreements and obligations hereunder (including, for the avoidance of doubt, those covenants, agreements and obligations hereunder that relate to the provisions of the Business Combination Agreement), and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement has been duly authorized by all necessary limited liability company, trust (or other similar) action on the part of each Stockholder. This Agreement has been duly and validly executed and delivered by the Stockholders and Dr. Rothberg and constitutes a valid, legal and binding agreement of each Stockholder and Dr. Rothberg (assuming that this Agreement is duly authorized, executed and delivered by Longview), enforceable against each Stockholder and Dr. Rothberg in accordance with its terms (subject to applicable bankruptcy, insolvency, reorganization, moratorium or other Laws affecting generally the enforcement of creditors’ rights and subject to general principles of equity).
(c)   No consent, approval or authorization of, or designation, declaration or filing with, any Governmental Entity is required on the part of any Stockholder or Dr. Rothberg with respect to such Stockholder’s or Dr. Rothberg’s execution, delivery or performance of its covenants, agreements or obligations under this Agreement (including, for the avoidance of doubt, those covenants, agreements and obligations under this Agreement that relate to the provisions of the Business Combination Agreement) or the consummation of the transactions contemplated hereby, except for any consents, approvals, authorizations, designations, declarations, waivers or filings, the absence of which would not adversely affect the ability of the Stockholders or Dr. Rothberg to perform, or otherwise comply with, any of its covenants, agreements or obligations hereunder in any material respect.
(d)   None of the execution or delivery of this Agreement by the Stockholders and Dr. Rothberg, the performance by the Stockholders and Dr. Rothberg of any of its covenants, agreements or obligations under this Agreement (including, for the avoidance of doubt, those covenants, agreements and obligations under this Agreement that relate to the provisions of the Business Combination Agreement) or the consummation of the transactions contemplated hereby will, directly or indirectly (with or without due notice or lapse of time or both) (i) result in any breach of any provision of any Stockholder’s Governing Documents, (ii) result in a violation or breach of, or constitute a default or give rise to any right of termination, Consent, cancellation, amendment, modification, suspension, revocation or acceleration under, any of the terms, conditions or provisions of any Contract to which any Stockholder or Dr. Rothberg is a party, (iii) violate, or constitute a breach under, any Order or applicable Law to which Dr. Rothberg, any Stockholder or any of their respective properties or assets are bound or (iv) result in the creation of any Lien upon the Subject Company Shares, except, in the case of any of clauses (ii) and (iii) above, as would not adversely affect the ability of the Stockholders or Dr. Rothberg to perform, or otherwise comply with, any of its covenants, agreements or obligations hereunder in any material respect.
(e)   Each Stockholder is the record and beneficial owner of its Subject Company Shares, free and clear of all Liens (other than transfer restrictions under applicable Securities Law or under the Company Stockholders Agreements). Except for the Equity Securities of the Company set forth on Schedule A hereto with respect to each Stockholder, together with any other Equity Securities of the Company that such Stockholder acquires record or beneficial ownership after the date hereof that is either permitted pursuant to, or acquired in accordance with, Section 5.1(b)(iv) of the Business Combination Agreement, such Stockholder does not own, beneficially or of record, any Equity Securities of any Group Company. Except as otherwise expressly contemplated by the Company Stockholders Agreements and any agreement existing on the date hereof and made available to Longview or that is entered into in accordance with the Business Combination Agreement, no Stockholder has the right to acquire any Equity Securities of any Group Company. Each Stockholder has the sole right to vote (and provide consent in respect of, as applicable) the Subject Company Shares and, except for this Agreement, the Business Combination Agreement, the Company Stockholders Agreements and any Contract with respect to a Permitted Transfer, no Stockholder is party to or bound by (i) any option, warrant, purchase right, or other Contract that would (either alone or in connection with one or more events, developments or events (including the satisfaction or waiver of any conditions precedent)) require such Stockholder to Transfer any of its Subject Company Shares or (ii) any voting trust, proxy or other Contract with respect to the voting or Transfer of any of its Subject Company Shares.

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(f)   There is no Proceeding pending or, to Dr. Rothberg’s or each Stockholder’s knowledge, threatened against Dr. Rothberg or such Stockholder that, if adversely decided or resolved, would reasonably be expected to adversely affect the ability of such Stockholder to perform, or otherwise comply with, any of its covenants, agreements or obligations under this Agreement in any material respect.
(g)   Dr. Rothberg and each Stockholder, on its own behalf and on behalf of its Representatives, acknowledges, represents, warrants and agrees that (i) it has conducted its own independent review and analysis of, and, based thereon, has formed an independent judgment concerning, the business, assets, condition, operations and prospects of, the Longview Parties and (ii) it has been furnished with or given access to such documents and information about the Longview Parties and their respective businesses and operations as it and its Representatives have deemed necessary to enable it to make an informed decision with respect to the execution, delivery and performance of this Agreement, the other Ancillary Documents to which it is or will be a party and the transactions contemplated hereby and thereby.
(h)   In entering into this Agreement and the other Ancillary Documents to which it is or will be a party, each Stockholder has relied solely on its own investigation and analysis and the representations and warranties expressly set forth in the Ancillary Documents to which it is or will be a party and no other representations or warranties of any Longview Party (including, for the avoidance of doubt, none of the representations or warranties of any Longview Party set forth in the Business Combination Agreement or any other Ancillary Document), any Longview Non-Party Affiliate or any other Person, either express or implied, and such Stockholder, on its own behalf and on behalf of its Representatives, acknowledges, represents, warrants and agrees that, except for the representations and warranties expressly set forth in the Ancillary Documents to which it is or will be a party, none of the Longview Parties, any Longview Non-Party Affiliate or any other Person makes or has made any representation or warranty, either express or implied, in connection with or related to this Agreement, the Ancillary Documents to which it is or will be a party or the transactions contemplated hereby or thereby.
4.   Transfer of Subject Securities. Except as expressly contemplated by the Business Combination Agreement, with the prior written consent of Longview (such consent to be given or withheld in its sole discretion) or to a Permitted Transferee (as defined below), from and after the date hereof, each Stockholder agrees not to (a) Transfer any of its Subject Company Shares, (b) enter into (i) any option, warrant, purchase right, or other Contract that would (either alone or in connection with one or more events, developments or events (including the satisfaction or waiver of any conditions precedent)) require such Stockholder to Transfer its Subject Company Shares or (ii) any voting trust, proxy or other Contract with respect to the voting or Transfer of its Subject Company Shares, or (c) take any actions in furtherance of any of the matters described in the foregoing clauses (a) or (b). For purposes of this Agreement, “Transfer” means any, direct or indirect, sale, transfer, assignment, pledge, mortgage, exchange, hypothecation, grant of a security interest in or disposition or encumbrance of an interest (whether with or without consideration, whether voluntarily or involuntarily or by operation of law or otherwise), and “Permitted Transferee” means any Person that controls, is controlled by or is under common control of the applicable Stockholder or Dr. Jonathan M. Rothberg that delivers to Longview a notice by which he, she or it agrees to be bound by all the obligations of the applicable Stockholder hereunder with respect to its Subject Company Shares upon a Transfer of such Subject Company Shares to such Person.
5.   Termination. This Agreement shall automatically terminate, without any notice or other action by any Party, and be void ab initio upon the earlier of (a) the Effective Time; and (b) the termination of the Business Combination Agreement in accordance with its terms. Upon termination of this Agreement as provided in the immediately preceding sentence, none of the Parties shall have any further obligations or Liabilities under, or with respect to, this Agreement. Notwithstanding the foregoing or anything to the contrary in this Agreement, (i) the termination of this Agreement pursuant to Section 5(b) shall not affect any Liability on the part of any Party for a Willful Breach of any covenant or agreement set forth in this Agreement prior to such termination or Fraud, (ii) Section 2(a)(i) (solely to the extent that it relates to Section 5.3(a) (Confidentiality) of the Business Combination Agreement) and the representations and warranties set forth in Sections 3(g) and (h) shall each survive any termination of this Agreement,

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(iii) Section 2(a)(i) (solely to the extent that it relates to Section 5.4(a) (Public Announcements) of the Business Combination Agreement) shall survive the termination of this Agreement pursuant to Section 5(a) and (iv) Section 2(a)(ii) (solely to the extent that it relates to Section 8.18 (Trust Account Waiver) of the Business Combination Agreement) shall survive the termination of this Agreement pursuant to Section 5(b). For purposes of this Section 5, (x) “Willful Breach” means a material breach that is a consequence of an act undertaken or a failure to act by the breaching Party with the knowledge that the taking of such act or such failure to act would, or would reasonably be expected to, constitute or result in a breach of this Agreement and (y) “Fraud” means an act or omission committed by a Party, and requires: (A) a false or incorrect representation or warranty expressly set forth in this Agreement, (B) with actual knowledge (as opposed to constructive, imputed or implied knowledge) by the Party making such representation or warranty that such representation or warranty expressly set forth in this Agreement is false or incorrect, (C) an intention to deceive another Party, to induce him, her or it to enter into this Agreement, (D) another Party, in justifiable or reasonable reliance upon such false or incorrect representation or warranty expressly set forth in this Agreement, causing such Party to enter into this Agreement, and (E) another Party to suffer damage by reason of such reliance. For the avoidance of doubt, “Fraud” does not include any claim for equitable fraud, promissory fraud, unfair dealings fraud or any torts (including a claim for fraud or alleged fraud) based on negligence or recklessness.
6.   Fiduciary Duties. Notwithstanding anything in this Agreement to the contrary, (a) no Stockholder makes any agreement or understanding herein in any capacity other than in such Stockholder’s capacity as a record holder and beneficial owner of its Subject Company Shares and not in any other capacity and (b) nothing herein will be construed to limit or affect any action or inaction by any representative or Affiliate of such Stockholder serving as a member of the board of directors of any Group Company or as an officer, employee or fiduciary of any Group Company, in each case, acting in such person’s capacity as a director, officer, employee or fiduciary of such Group Company.
7.   No Recourse. Except for claims pursuant to the Business Combination Agreement or any other Ancillary Document by any party(ies) thereto against any other party(ies) thereto, each Party agrees that (a) this Agreement may only be enforced against, and any action for breach of this Agreement may only be made against, the Parties, and no claims of any nature whatsoever (whether in tort, contract or otherwise) arising under or relating to this Agreement, the negotiation hereof or its subject matter, or the transactions contemplated hereby shall be asserted against the Company or any Company Non-Party Affiliate (other than any Stockholder named as a party hereto, on the terms and subject to the conditions set forth herein) or any Longview Non-Party Affiliate, and (b) none of the Company, any Company Non-Party Affiliates (other than any Stockholder named as a party hereto, on the terms and subject to the conditions set forth herein) or any Longview Non-Party Affiliate shall have any Liability arising out of or relating to this Agreement, the negotiation hereof or its subject matter, or the transactions contemplated hereby, including with respect to any claim (whether in tort, contract or otherwise) for breach of this Agreement or in respect of any written or oral representations made or alleged to be made in connection herewith, as expressly provided herein, or for any actual or alleged inaccuracies, misstatements or omissions with respect to any information or materials of any kind furnished in connection with this Agreement, the negotiation hereof or the transactions contemplated hereby.
8.   Notices. All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be given (and shall be deemed to have been duly given) by delivery in person, by facsimile (having obtained electronic delivery confirmation thereof) if applicable, e-mail (having obtained electronic delivery confirmation thereof (i.e., an electronic record of the sender that the email was sent to the intended recipient thereof without an “error” or similar message that such email was not received by such intended recipient)), or by registered or certified mail (postage prepaid, return receipt requested) (upon receipt thereof) to the other Parties as follows:
If to Longview, to:
c/o Longview Acquisition Corp.
767 Fifth Avenue, 44th Floor
New York, NY 10153
Attention: John Rodin
E-mail: john@glenviewcapital.com

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with a copy (which shall not constitute notice) to:
Ropes & Gray LLP
1211 Avenue of the Americas
New York, NY 10036
Attention: Carl P. Marcellino; Paul Tropp
E-mail: carl.marcellino@ropesgray.com; paul.tropp@ropesgray.com
If to any Stockholder, to:
3833 S. Ocean Blvd
Highland Beach, FL 33487
Attention: Michael J. Rothberg
Email: michaelrothberg@mac.com
with a copy (which shall not constitute notice) to:
Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.
One Financial Center
Boston, MA 02111
Attention: Michael Fantozzi
E-mail: MLFantozzi@mintz.com
If to Dr. Rothberg, to:
c/o Butterfly Network, Inc.
530 Old Whitfield Street
Guilford, CT 06437
Attention: Dr. Jonathan M. Rothberg
with a copy (which shall not constitute notice) to:
Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.
One Financial Center
Boston, MA 02111
Attention: Michael Fantozzi
E-mail: MLFantozzi@mintz.com
or to such other address as the Party to whom notice is given may have previously furnished to the others in writing in the manner set forth above.
9.   Entire Agreement. This Agreement, the Business Combination Agreement and documents referred to herein and therein constitutes the entire agreement of the Parties with respect to the subject matter of this Agreement, and supersede all prior agreements and undertakings, both written and oral, among the Parties with respect to the subject matter of this Agreement, except as otherwise expressly provided in this Agreement.
10.   Amendments and Waivers; Assignment. Any provision of this Agreement may be amended or waived if, and only if, such amendment or waiver is in writing and signed by Dr. Rothberg, the Stockholders and Longview. Notwithstanding the foregoing, no failure or delay by any Party in exercising any right hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise of any other right hereunder. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assignable by any Stockholder without Longview’s prior written consent (to be withheld or given in its sole discretion) except to a Permitted Transferee to which Subject Company Shares are Transferred in accordance with the terms hereof.
11.   Fees and Expenses. Except as otherwise expressly set forth in the Business Combination Agreement, all fees and expenses incurred in connection with this Agreement and the transactions contemplated hereby, including the fees and disbursements of counsel, financial advisors and accountants, shall be paid by the Party incurring such fees or expenses.

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12.   Remedies. Except as otherwise expressly provided herein, any and all remedies provided herein will be deemed cumulative with and not exclusive of any other remedy conferred hereby upon, or available at law or in equity to, such Party, and the exercise by a Party of any one remedy will not preclude the exercise of any other remedy. The Parties agree that irreparable damage for which monetary damages, even if available, would not be an adequate remedy, would occur in the event that either Party does not perform its respective obligations under the provisions of this Agreement in accordance with their specific terms or otherwise breach such provisions. It is accordingly agreed that each Party shall be entitled to an injunction or injunctions, specific performance and other equitable relief to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement, in each case, without posting a bond or undertaking and without proof of damages and this being in addition to any other remedy to which they are entitled at law or in equity. Each Party agrees that it will not oppose the granting of an injunction, specific performance and other equitable relief when expressly available pursuant to the terms of this Agreement on the basis that the other parties have an adequate remedy at law or an award of specific performance is not an appropriate remedy for any reason at law or equity.
13.   No Third Party Beneficiaries. This Agreement shall be for the sole benefit of the Parties and their respective successors and permitted assigns and is not intended, nor shall be construed, to give any Person, other than the Parties and their respective successors and assigns, any legal or equitable right, benefit or remedy of any nature whatsoever by reason this Agreement. Nothing in this Agreement, expressed or implied, is intended to or shall constitute the Parties, partners or participants in a joint venture.
14.   Miscellaneous. Sections 8.1 (Non-Survival), 8.5 (Governing Law), 8.7 (Construction; Interpretation), 8.10 (Severability), 8.11 (Counterparts; Electronic Signatures), 8.15 (Waiver of Jury Trial) and 8.16 (Submission to Jurisdiction) of the Business Combination Agreement are incorporated herein by reference and shall apply to this Agreement, mutatis mutandis.
[Signature page follows]

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Exhibit G
Form of Longview Incentive Equity Plan
[See attached.]

BUTTERFLY NETWORK, INC.
2020 EQUITY INCENTIVE PLAN
1.   DEFINITIONS.
Unless otherwise specified or unless the context otherwise requires, the following terms, as used in this Butterfly Network, Inc. 2020 Equity Incentive Plan, have the following meanings:
Administrator means the Board of Directors, unless it has delegated power to act on its behalf to the Committee, in which case the term “Administrator” means the Committee.
Affiliate means a corporation or other entity, which, for purposes of Section 424 of the Code, is a parent or subsidiary of the Company, direct or indirect.
Agreement means a written or electronic document setting forth the terms of a Stock Right delivered pursuant to the Plan, in such form as the Administrator shall approve.
Board of Directors means the Board of Directors of the Company.
Cause means, with respect to a Participant (a) dishonesty with respect to the Company or any Affiliate, (b) insubordination, substantial malfeasance or non-feasance of duty, (c) unauthorized disclosure of confidential information, (d) breach by a Participant of any provision of any employment, consulting, advisory, nondisclosure, non-competition or similar agreement between the Participant and the Company or any Affiliate or any material written policy of the Company or any Affiliate, and (e) conduct substantially prejudicial to the business of the Company or any Affiliate; provided, however, that any provision in an agreement between a Participant and the Company or an Affiliate, which contains a conflicting definition of Cause for termination and which is in effect at the time of such termination, shall supersede this definition with respect to that Participant. The determination of the Administrator as to the existence of Cause will be conclusive on the Participant and the Company.
Class A Common Stock means shares of the Company’s Class A common stock, $0.0001 par value per share.
Class B Common Stock means shares of the Company’s Class B common stock, $0.0001 par value per share.
Closing means the date on which the transactions contemplated by the Business Combination Agreement between Longview Acquisition, Corp., Clay Merger Sub, Inc. and Butterfly Network, Inc., dated as of November 19, 2020, are consummated.
Code means the United States Internal Revenue Code of 1986, as amended including any successor statute, regulation and guidance thereto.
Committee means the committee of the Board of Directors, if any, to which the Board of Directors has delegated power to act under or pursuant to the provisions of the Plan.
Common Stock means the Class A Common Stock and the Class B Common Stock, individually or collectively, as the context requires.
Company means Butterfly Network, Inc., a Delaware corporation.
Consultant means any natural person who is an advisor or consultant who provides bona fide services to the Company or its Affiliates, provided that such services are not in connection with the offer or sale of securities in a capital raising transaction, and do not directly or indirectly promote or maintain a market for the Company’s or its Affiliates’ securities.
Corporate Transaction means a merger, consolidation, or sale of all or substantially all of the Company’s assets or the acquisition of all of the outstanding voting stock of the Company (or similar transaction) in a single transaction or a series of related transactions by a single entity, other than a transaction to merely change the state of incorporation or in which the Company is the surviving corporation. Where a Corporate

Transaction involves a tender offer that is reasonably expected to be followed by a merger (as determined by the Administrator), the Corporate Transaction will be deemed to have occurred upon consummation of the tender offer.
Disability or Disabled means permanent and total disability as defined in Section 22(e)(3) of the Code.
Employee means any employee of the Company or of an Affiliate (including, without limitation, an employee who is also serving as an officer or director of the Company or of an Affiliate), designated by the Administrator to be eligible to be granted one or more Stock Rights under the Plan.
Exchange Act means the United States Securities Exchange Act of 1934, as amended.
Fair Market Value of a Share of Class A Common Stock means:
If the Class A Common Stock is listed on a national securities exchange or traded in the over-the-counter market and sales prices are regularly reported for the Class A Common Stock, the closing or, if not applicable, the last price of the Class A Common Stock on the composite tape or other comparable reporting system for the trading day on the applicable date and if such applicable date is not a trading day, the last market trading day prior to such date;
If the Class A Common Stock is not traded on a national securities exchange but is traded on the over-the-counter market, if sales prices are not regularly reported for the Class A Common Stock for the trading day referred to in clause (1), and if bid and asked prices for the Class A Common Stock are regularly reported, the mean between the bid and the asked price for the Class A Common Stock at the close of trading in the over-the-counter market for the most recent trading day on which Class A Common Stock was traded on the applicable date and if such applicable date is not a trading day, the last market trading day prior to such date; and
If the Class A Common Stock is neither listed on a national securities exchange nor traded in the over-the-counter market, such value as the Administrator, in good faith, shall determine in compliance with applicable laws.
ISO means a stock option intended to qualify as an incentive stock option under Section 422.
Non-Qualified Option means a stock option which is not intended to qualify as an ISO.
Option means an ISO or Non-Qualified Option granted under the Plan.
Participant means an Employee, director or Consultant of the Company or an Affiliate to whom one or more Stock Rights are granted under the Plan. As used herein, “Participant” shall include “Participant’s Survivors” where the context requires.
Performance-Based Award means a Stock Grant or Stock-Based Award which vests based on the attainment of written Performance Goals as set forth in Paragraph 9 hereof.
Performance Goals means performance goals determined by the Committee in its sole discretion and set forth in an Agreement. The satisfaction of Performance Goals shall be subject to certification by the Committee. The Committee has the authority to take appropriate action with respect to the Performance Goals (including, without limitation, making adjustments to the Performance Goals or determining the satisfaction of the Performance Goals in connection with a Corporate Transaction) provided that any such action does not otherwise violate the terms of the Plan.
Plan means this Butterfly Network, Inc. 2020 Equity Incentive Plan.
SAR means a stock appreciation right.
Section 409A means Section 409A of the Code.
Section 422 means Section 422 of the Code.
Securities Act means the United States Securities Act of 1933, as amended.

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Shares means shares of the Class A Common Stock as to which Stock Rights have been or may be granted under the Plan or any shares of capital stock into which the Shares are changed or for which they are exchanged within the provisions of Paragraph 3 of the Plan. The Shares issued under the Plan may be authorized and unissued shares or shares held by the Company in its treasury, or both.
Stock-Based Award means a grant by the Company under the Plan of an equity award or an equity based award, which is not an Option, or a Stock Grant.
Stock Grant means a grant by the Company of Shares under the Plan.
Stock Right means an ISO, a Non-Qualified Option, a Stock Grant or a Stock-Based Award or a right to Shares or the value of Shares of the Company granted pursuant to the Plan.
Substitute Award means an award issued under the Plan in substitution for one or more equity awards of an acquired company that are converted, replaced or adjusted in connection with the acquisition.
Survivor means a deceased Participant’s legal representatives and/or any person or persons who acquired the Participant’s rights to a Stock Right by will or by the laws of descent and distribution.
4Catalyzer Corporation means 4Catalyzer Corporation and any other corporation for so long as more than 50% of the total voting power of such corporation is beneficially owned (as defined in Rule 13d-3 under the Exchange Act), directly or indirectly, by Jonathan Rothberg or his family as determined in the sole discretion of the Administrator.
2.   PURPOSES OF THE PLAN.
The Plan is intended to encourage ownership of Shares by Employees and directors of and certain Consultants to the Company and its Affiliates in order to attract and retain such people, to induce them to work for the benefit of the Company or of an Affiliate and to provide additional incentive for them to promote the success of the Company or of an Affiliate. The Plan provides for the granting of ISOs, Non-Qualified Options, Stock Grants and Stock-Based Awards.
3.   SHARES SUBJECT TO THE PLAN.
(a)   The number of Shares that may be issued from time to time pursuant to this Plan shall be the sum of: (i) eleven percent (11%) of the outstanding Shares of Common Stock, determined immediately following the Closing less 2,602,954; (ii) that number of shares of common stock remaining available for issuance under the Company’s 2012 Employee, Director and Consultant Equity Incentive Plan (the “2012 Plan”), determined immediately following the Closing, multiplied by 1.0383, which number shall not exceed 2,506,938; and (iii) that number of shares of Class A Common Stock attributable to awards granted under the Company’s 2012 Plan that are forfeited, expire or are cancelled without delivery of shares of Class A Common Stock or which result in the forfeiture of shares of Class A Common Stock back to the Company on or after the Closing, which number shall not exceed 28,226,972.
(b)   Notwithstanding Subparagraph (a) above, on the first day of each fiscal year of the Company during the period beginning in fiscal year 2021 and ending on the second day of fiscal year 2030, the number of Shares that may be issued from time to time pursuant to the Plan, shall be increased automatically by an amount equal to the lesser of (i) 4% of the number of outstanding shares of Common Stock on such date and (ii) an amount determined by the Administrator (the “Annual Increase”).
(c)   If an Option ceases to be “outstanding”, in whole or in part (other than by exercise), or if the Company shall reacquire (at not more than its original issuance price) any Shares issued pursuant to a Stock Grant or Stock-Based Award, or if any Stock Right expires or is forfeited, cancelled, or otherwise terminated or results in any Shares not being issued, the unissued or reacquired Shares which were subject to such Stock Right shall again be available for issuance from time to time pursuant to this Plan; provided, however, that the number of Shares underlying any awards under the Plan that are retained or repurchased on the exercise of an Option or the vesting or issuance of any Stock Right to cover the exercise price and/or tax withholding required by the Company in connection with vesting shall not be added back to the Shares available for issuance under the Plan; and provided, further that, in the case

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of ISOs, the foregoing provisions shall be subject to any limitations under the Code. In addition, any Shares repurchased using exercise price proceeds will not be available for issuance under the Plan.
(d)   The maximum number of Shares available for grant under the Plan as ISOs will be equal to 250,000,000. The limits set forth in this Paragraph 3 will be construed to comply with the applicable requirements of Section 422.
(e)   The Administrator may grant Substitute Awards under the Plan. To the extent consistent with the requirements of Section 422 and the regulations thereunder and other applicable legal requirements (including applicable stock exchange requirements), Shares issued in respect of Substitute Awards will be in addition to and will not reduce the shares available under the Plan. Notwithstanding the foregoing, if any Substitute Award is settled in cash or expires, becomes unexercisable, terminates or is forfeited to or repurchased by the Company without the issuance or retention of Shares, the Shares previously subject to such Award will not be available for future issuance under the Plan. The Administrator will determine the extent to which the terms and conditions of the Plan apply to Substitute Awards, if at all; provided, however, that Substitute Awards will not be subject to the limits described in Paragraph 4(c) below.
4.   ADMINISTRATION OF THE PLAN.
The Administrator of the Plan will be the Board of Directors, except to the extent the Board of Directors delegates its authority to the Committee, in which case the Committee shall be the Administrator. Subject to the provisions of the Plan, the Administrator is authorized to:
(a)   Interpret the provisions of the Plan and all Stock Rights and to make all rules and determinations which it deems necessary or advisable for the administration of the Plan;
(b)   Determine which Employees, directors and Consultants shall be granted Stock Rights;
(c)   Determine the number of Shares for which a Stock Right or Stock Rights shall be granted; provided, however, that in no event shall the aggregate grant date fair value (determined in accordance with ASC 718) of Stock Rights to be granted and any other cash compensation paid to any non-employee director in any calendar year, exceed $750,000, increased to $1,000,000 in the year in which such non-employee director initially joins the Board of Directors.
(d)   Specify the terms and conditions upon which a Stock Right or Stock Rights may be granted provided that no dividends or dividend equivalents shall be paid on any Stock Right prior to the vesting of the underlying Shares.
(e)   Amend any term or condition of any outstanding Stock Right, provided that (i) such term or condition as amended is not prohibited by the Plan and (ii) any such amendment shall not impair the rights of a Participant under any Stock Right previously granted without such Participant’s consent or in the event of death of the Participant the Participant’s Survivors.
(f)   Determine and make any adjustments in the Performance Goals included in any Performance-Based Awards; and
(g)   Adopt any sub-plans applicable to residents of any specified jurisdiction as it deems necessary or appropriate in order to comply with or take advantage of any tax or other laws applicable to the Company, any Affiliate or to Participants or to otherwise facilitate the administration of the Plan, which sub-plans may include additional restrictions or conditions applicable to Stock Rights or Shares issuable pursuant to a Stock Right;
Subject to the foregoing, the interpretation and construction by the Administrator of any provisions of the Plan or of any Stock Right granted under it shall be final, unless otherwise determined by the Board of Directors, if the Administrator is the Committee. In addition, if the Administrator is the Committee, the Board of Directors may take any action under the Plan that would otherwise be the responsibility of the Committee.
To the extent permitted under applicable law, the Board of Directors or the Committee may allocate all or any portion of its responsibilities and powers to any one or more of its members and may delegate all or

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any portion of its responsibilities and powers to any other person selected by it. The Board of Directors or the Committee may revoke any such allocation or delegation at any time. Notwithstanding the foregoing, only the Board of Directors or the Committee shall be authorized to grant a Stock Right to any director of the Company or to any “officer” of the Company as defined by Rule 16a-1 under the Exchange Act.
5.   ELIGIBILITY FOR PARTICIPATION.
The Administrator will, in its sole discretion, name the Participants in the Plan; provided, however, that each Participant must be an Employee, director or Consultant of the Company or of an Affiliate at the time a Stock Right is granted. Notwithstanding the foregoing, the Administrator may authorize the grant of a Stock Right to a person in anticipation of such person becoming an Employee, director or Consultant of the Company or of an Affiliate, provided, that the actual grant of such Stock Right shall be conditioned upon such person becoming eligible to become a Participant at or prior to the time of the execution of the Agreement evidencing such Stock Right. ISOs may be granted only to Employees. Non-Qualified Options, Stock Grants and Stock-Based Awards may be granted to any Employee, director or Consultant of the Company or an Affiliate. The granting of any Stock Right to any individual shall neither entitle that individual to, nor disqualify that individual from, participation in any other grant of Stock Rights or any grant under any other benefit plan established by the Company or any Affiliate for Employees, directors or Consultants.
6.   TERMS AND CONDITIONS OF OPTIONS.
Each Option shall be set forth in an Option Agreement duly executed by the Company and, to the extent required by law or requested by the Company, by the Participant. The Administrator may provide that Options be granted subject to such terms and conditions, consistent with the terms and conditions specifically required under this Plan, as the Administrator may deem appropriate including, without limitation, subsequent approval by the shareholders of the Company of this Plan or any amendments thereto. The Option Agreements shall be subject to at least the following terms and conditions:
(a)   Non-Qualified Options:   Each Option intended to be a Non-Qualified Option shall be subject to the terms and conditions which the Administrator determines to be appropriate and in the best interest of the Company, subject to the following minimum standards for any such Non-Qualified Option:
(i)   Exercise Price:   Each Option Agreement shall state the exercise price (per share) of the Shares covered by each Option which exercise price shall be determined by the Administrator and shall be at least equal to the Fair Market Value per share of the Class A Common Stock on the date of grant of the Option.
(ii)   Number of Shares:   Each Option Agreement shall state the number of Shares to which it pertains.
(iii)   Vesting:   Each Option Agreement shall state the date or dates on which it first is exercisable and the date after which it may no longer be exercised, and may provide that the Option rights accrue or become exercisable in installments over a period of months or years, or upon the occurrence of certain performance conditions or the attainment of stated goals or events.
(iv)   Term of Option:   Each Option shall terminate not more than ten years from the date of the grant or at such earlier time as the Option Agreement may provide.
(b)   ISOs:   Each Option intended to be an ISO shall be issued only to an Employee who is deemed to be a resident of the United States for tax purposes, and shall be subject to the following terms and conditions, with such additional restrictions or changes as the Administrator determines are appropriate but not in conflict with Section 422 and relevant regulations and rulings of the Internal Revenue Service:
(i)   Minimum Standards:   The ISO shall meet the minimum standards required of Non-Qualified Options, as described in Paragraph 6(a) above, except clause (i) and (iv) thereunder.

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(ii)   Exercise Price:   Immediately before the ISO is granted, if the Participant owns, directly or by reason of the applicable attribution rules in Section 424(d) of the Code:
A.
10% or less of the total combined voting power of all classes of stock of the Company or an Affiliate, the exercise price per share of the Shares covered by each ISO shall not be less than 100% of the Fair Market Value per share of the Class A Common Stock on the date of grant of the Option; or

B.
More than 10% of the total combined voting power of all classes of stock of the Company or an Affiliate, the exercise price per share of the Shares covered by each ISO shall not be less than 110% of the Fair Market Value per share of the Class A Common Stock on the date of grant of the Option.

(iii)   Term of Option:   For Participants who own:
A.
10% or less of the total combined voting power of all classes of stock of the Company or an Affiliate, each ISO shall terminate not more than ten years from the date of the grant or at such earlier time as the Option Agreement may provide; or

B.
More than 10% of the total combined voting power of all classes of stock of the Company or an Affiliate, each ISO shall terminate not more than five years from the date of the grant or at such earlier time as the Option Agreement may provide.

(iv)   Limitation on Yearly Exercise:   To the extent that aggregate Fair Market Value (determined on the date each ISO is granted) of the Shares with respect to which ISOs are exercisable for the first time by the Participant in any calendar year exceeds $100,000, such Options shall be treated as Non-Qualified Options even if denominated ISOs at grant.
(c)   Except in connection with a corporate transaction involving the Company (which term includes, without limitation, any stock dividend, stock split, extraordinary cash dividend, recapitalization, reorganization, merger, consolidation, split-up, spin-off, combination or exchange of shares) or as otherwise contemplated by Paragraph 24 below, the Company may not, without obtaining stockholder approval, (i) amend the terms of outstanding Options to reduce the exercise price of such Options, (ii) cancel outstanding Options in exchange for Options that have an exercise price that is less than the exercise price value of the original Options, or (iii) cancel outstanding Options that have an exercise price greater than the Fair Market Value of a Share on the date of such cancellation in exchange for cash or other consideration.
7.   TERMS AND CONDITIONS OF STOCK GRANTS.
Each Stock Grant to a Participant shall state the principal terms in an Agreement duly executed by the Company and, to the extent required by law or requested by the Company, by the Participant. The Agreement shall be in a form approved by the Administrator and shall contain terms and conditions which the Administrator determines to be appropriate and in the best interest of the Company, subject to the following minimum standards:
(a)   Each Agreement shall state the purchase price per Share, if any, of the Shares covered by each Stock Grant, which purchase price shall be determined by the Administrator on the date of the grant of the Stock Grant;
(b)   Each Agreement shall state the number of Shares to which the Stock Grant pertains;
(c)   Each Agreement shall include the terms of any right of the Company to restrict or reacquire the Shares subject to the Stock Grant, including the time period or attainment of Performance Goals or such other performance criteria upon which such rights shall accrue and the purchase price therefor, if any; and
(d)   Dividends (other than stock dividends to be issued pursuant to Paragraph 24 of the Plan) may accrue but shall not be paid prior to the time, and may be paid only to the extent that, the restrictions or rights to reacquire the Shares subject to the Stock Grant lapse. Any entitlement to dividend

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equivalents or similar entitlements will be established and administered either consistent with an exemption from, or in compliance with the applicable requirements of Section 409A.
8.   TERMS AND CONDITIONS OF OTHER STOCK-BASED AWARDS.
The Administrator shall have the right to grant other Stock-Based Awards based upon the Class A Common Stock having such terms and conditions as the Administrator may determine, including, without limitation, the grant of Shares based upon certain conditions, the grant of securities convertible into Shares and the grant of SARs, phantom stock awards or stock units. The principal terms of each Stock-Based Award shall be set forth in an Agreement, duly executed by the Company and, to the extent required by law or requested by the Company, by the Participant. The Agreement shall be in a form approved by the Administrator and shall contain terms and conditions which the Administrator determines to be appropriate and in the best interest of the Company. Each Agreement shall include the terms of any right of the Company including the right to terminate the Stock-Based Award without the issuance of Shares, the terms of any vesting conditions, Performance Goals or events upon which Shares shall be issued, provided that dividends (other than stock dividends to be issued pursuant to Paragraph 24 of the Plan) or dividend equivalents may accrue but shall not be paid prior to and may be paid only to the extent that the Shares subject to the Stock-Based Award vest. Under no circumstances may the Agreement covering SARs (a) have an exercise or base price (per share) that is less than the Fair Market Value per share of Class A Common Stock on the date of grant or (b) expire more than ten years following the date of grant.
9.   PERFORMANCE-BASED AWARDS.
The Committee shall determine whether, with respect to a performance period, the applicable Performance Goals have been met with respect to a given Participant and, if they have, to so certify and ascertain the amount of the applicable Performance-Based Award. No Performance-Based Awards will be issued for such performance period until such certification is made by the Committee. The number of Shares issued in respect of a Performance-Based Award determined by the Committee for a performance period shall be paid to the Participant at such time as determined by the Committee in its sole discretion after the end of such performance period, and any dividends (other than stock dividends to be issued pursuant to Paragraph 24 of the Plan) or dividend equivalents that accrue shall only be paid in respect of the number of Shares earned in respect of such Performance-Based Award.
10.   EXERCISE OF OPTIONS AND ISSUE OF SHARES.
An Option (or any part or installment thereof) shall be exercised by giving written notice to the Company or its designee (in a form acceptable to the Administrator, which may include electronic notice), together with provision for payment of the aggregate exercise price in accordance with this Paragraph for the Shares as to which the Option is being exercised, and upon compliance with any other condition(s) set forth in the Option Agreement. Such notice shall be signed by the person exercising the Option (which signature may be provided electronically in a form acceptable to the Administrator), shall state the number of Shares with respect to which the Option is being exercised and shall contain any representation required by the Plan or the Option Agreement. Payment of the exercise price for the Shares as to which such Option is being exercised shall be made (a) in United States dollars in cash or by check; or (b) at the discretion of the Administrator, through delivery of shares of Class A Common Stock held for at least six months (if required to avoid negative accounting treatment) having a Fair Market Value equal as of the date of the exercise to the aggregate cash exercise price for the number of Shares as to which the Option is being exercised; or (c) at the discretion of the Administrator, by having the Company retain from the Shares otherwise issuable upon exercise of the Option, a number of Shares having a Fair Market Value equal as of the date of exercise to the aggregate exercise price for the number of Shares as to which the Option is being exercised; or (d) at the discretion of the Administrator, in accordance with a cashless exercise program established with a securities brokerage firm, and approved by the Administrator; or (e) at the discretion of the Administrator, by any combination of (a), (b), (c) and (d) above or (f) at the discretion of the Administrator, by payment of such other lawful consideration as the Administrator may determine. Notwithstanding the foregoing, the Administrator shall accept only such payment on exercise of an ISO as is permitted by Section 422.
The Company shall then reasonably promptly deliver the Shares as to which such Option was exercised to the Participant (or to the Participant’s Survivors, as the case may be). In determining what constitutes

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“reasonably promptly,” it is expressly understood that the issuance and delivery of the Shares may be delayed by the Company if the Administrator determines it is necessary to comply with any law or regulation (including, without limitation, federal securities laws) that requires the Company to take any action with respect to the Shares prior to their issuance. The Shares shall, upon delivery, be fully paid, non-assessable Shares.
11.
PAYMENT IN CONNECTION WITH THE ISSUANCE OF STOCK GRANTS AND STOCK-BASED AWARDS AND ISSUE OF SHARES.

Any Stock Grant or Stock-Based Award requiring payment of a purchase price for the Shares as to which such Stock Grant or Stock-Based Award is being granted shall be made (a) in United States dollars in cash or by check; or (b) at the discretion of the Administrator, through delivery of shares of Class A Common Stock held for at least six months (if required to avoid negative accounting treatment) and having a Fair Market Value equal as of the date of payment to the purchase price of the Stock Grant or Stock-Based Award; or (c) by delivery of a promissory note, if the Board of Directors has expressly authorized the loan of funds to the Participant for the purpose of enabling or assisting the Participant to effect such purchase; (d) at the discretion of the Administrator, by any combination of (a) through (c) above; or (e) at the discretion of the Administrator, by payment of such other lawful consideration as the Administrator may determine.
The Company shall when required by the applicable Agreement, reasonably promptly deliver the Shares as to which such Stock Grant or Stock-Based Award was made to the Participant (or to the Participant’s Survivors, as the case may be), subject to any escrow provision set forth in the applicable Agreement. In determining what constitutes “reasonably promptly,” it is expressly understood that the issuance and delivery of the Shares may be delayed by the Company if the Administrator determines it is necessary to comply with any law or regulation (including, without limitation, federal securities laws) which requires the Company to take any action with respect to the Shares prior to their issuance.
12.   RIGHTS AS A SHAREHOLDER.
No Participant to whom a Stock Right has been granted shall have rights as a shareholder with respect to any Shares covered by such Stock Right except after due exercise of an Option or issuance of Shares as set forth in any Agreement, tender of the aggregate exercise or purchase price, if any, for the Shares being purchased and registration of the Shares in the Company’s share register in the name of the Participant.
13.   ASSIGNABILITY AND TRANSFERABILITY OF STOCK RIGHTS.
By its terms, a Stock Right granted to a Participant shall not be transferable by the Participant other than (i) by will or by the laws of descent and distribution, or (ii) as approved by the Administrator in its discretion and set forth in the applicable Agreement provided that no Stock Right may be transferred by a Participant for value. Notwithstanding the foregoing, an ISO transferred except in compliance with clause (i) above shall no longer qualify as an ISO. The designation of a beneficiary of a Stock Right by a Participant, with the prior approval of the Administrator and in such form as the Administrator shall prescribe, shall not be deemed a transfer prohibited by this Paragraph. Except as provided above during the Participant’s lifetime a Stock Right shall only be exercisable by or issued to such Participant (or his or her legal representative) and shall not be assigned, pledged or hypothecated in any way (whether by operation of law or otherwise) and shall not be subject to execution, attachment or similar process. Any attempted transfer, assignment, pledge, hypothecation or other disposition of any Stock Right or of any rights granted thereunder contrary to the provisions of this Plan, or the levy of any attachment or similar process upon a Stock Right, shall be null and void.
14.
EFFECT ON OPTIONS OF TERMINATION OF SERVICE OTHER THAN FOR CAUSE OR DEATH OR DISABILITY.

Except as otherwise provided in a Participant’s Option Agreement in the event of a termination of service (whether as an Employee, director or Consultant) with the Company or an Affiliate before the Participant has exercised an Option, the following rules apply:
(a)   A Participant who ceases to be an Employee, director or Consultant of the Company or of an Affiliate (for any reason other than termination for Cause, Disability, or death for which events

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there are special rules in Paragraphs 15, 16, and 17, respectively), may exercise any Option granted to such Participant to the extent that the Option is exercisable on the date of such termination of service, but only within such term as the Administrator has designated in a Participant’s Option Agreement.
(b)   Except as provided in Subparagraph (c) below, or Paragraph 16 or 17, in no event may an Option intended to be an ISO, be exercised later than three months after the Participant’s termination of employment.
(c)   The provisions of this Paragraph, and not the provisions of Paragraph 16 or 17, shall apply to a Participant who subsequently becomes Disabled or dies after the termination of employment, director status or consultancy; provided, however, in the case of a Participant’s Disability or death within three months after the termination of employment, director status or consultancy, the Participant or the Participant’s Survivors may exercise the Option within one year after the date of the Participant’s termination of service, but in no event after the date of expiration of the term of the Option.
(d)   Notwithstanding anything herein to the contrary, if subsequent to a Participant’s termination of employment, termination of director status or termination of consultancy, but prior to the exercise of an Option, the Administrator determines that, either prior or subsequent to the Participant’s termination, the Participant engaged in conduct which would constitute Cause, then such Participant shall forthwith cease to have any right to exercise any Option.
(e)   A Participant to whom an Option has been granted under the Plan who is absent from the Company or an Affiliate because of temporary disability (any disability other than a Disability as defined in Paragraph 1 hereof), or who is on leave of absence for any purpose, shall not, during the period of any such absence, be deemed, by virtue of such absence alone, to have terminated such Participant’s employment, director status or consultancy with the Company or with an Affiliate, except as the Administrator may otherwise expressly provide; provided, however, that, for ISOs, any leave of absence granted by the Administrator of greater than three months, unless pursuant to a contract or statute that guarantees the right to reemployment, shall cause such ISO to become a Non-Qualified Option on the date that is six months following the commencement of such leave of absence.
(f)   Except as required by law or as set forth in a Participant’s Option Agreement, Options granted under the Plan shall not be affected by any change of a Participant’s status within or among the Company and any Affiliates, so long as the Participant continues to be an Employee, director or Consultant of the Company or any Affiliate.
(g)   Except as otherwise set forth in a Participant’s Option Agreement, if a Participant ceases to be an Employee, director or Consultant of the Company or any Affiliate but upon cessation of such services immediately becomes an Employee, director or Consultant of a 4Catalyzer Corporation, Options granted under the Plan shall cease vesting in accordance with the Participant’s Option Agreement but shall remain exercisable until the earliest of: (i) three months from the date when the Participant is no longer providing services as an Employee, director or Consultant to any 4Catalyzer Corporation for any reason other than for Cause, death, or Disability; (ii) three months from the date when the company to which the Participant is providing services as an Employee, director or Consultant is no longer a 4Catalyzer Corporation; (ii) one year from the date of the Participant’s death or Disability; (iii) immediately upon notification by a 4Catalyzer Corporation that the Participant is being terminated by a 4Catalyzer Corporation for Cause; (iv) the expiration date of the Option as set forth in the Participant’s Option Agreement; or (v) the termination of the Option in accordance with Paragraph 23 or 24 of the Plan.
15.   EFFECT ON OPTIONS OF TERMINATION OF SERVICE FOR CAUSE.
Except as otherwise provided in a Participant’s Option Agreement, the following rules apply if the Participant’s service (whether as an Employee, director or Consultant) with the Company or an Affiliate is terminated for Cause prior to the time that all his or her outstanding Options have been exercised:
(a)   All outstanding and unexercised Options as of the time the Participant is notified his or her service is terminated for Cause will immediately be forfeited.

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(b)   Cause is not limited to events which have occurred prior to a Participant’s termination of service, nor is it necessary that the Administrator’s finding of Cause occur prior to termination. If the Administrator determines, subsequent to a Participant’s termination of service but prior to the exercise of an Option, that either prior or subsequent to the Participant’s termination the Participant engaged in conduct which would constitute Cause, then the right to exercise any Option is forfeited.
16.   EFFECT ON OPTIONS OF TERMINATION OF SERVICE FOR DISABILITY.
Except as otherwise provided in a Participant’s Option Agreement:
(a)   A Participant who ceases to be an Employee, director or Consultant of the Company or of an Affiliate by reason of Disability may exercise any Option granted to such Participant to the extent that the Option has become exercisable but has not been exercised on the date of the Participant’s termination of service due to Disability; and in the event rights to exercise the Option accrue periodically, to the extent of a pro rata portion through the date of the Participant’s termination of service due to Disability of any additional vesting rights that would have accrued on the next vesting date had the Participant not become Disabled. The proration shall be based upon the number of days accrued in the current vesting period prior to the date of the Participant’s termination of service due to Disability.
(b)   A Disabled Participant may exercise the Option only within the period ending one year after the date of the Participant’s termination of service due to Disability, notwithstanding that the Participant might have been able to exercise the Option as to some or all of the Shares on a later date if the Participant had not been terminated due to Disability and had continued to be an Employee, director or Consultant or, if earlier, within the originally prescribed term of the Option.
(c)   The Administrator shall make the determination both of whether Disability has occurred and the date of its occurrence (unless a procedure for such determination is set forth in another agreement between the Company and such Participant, in which case such procedure shall be used for such determination). If requested, the Participant shall be examined by a physician selected or approved by the Administrator, the cost of which examination shall be paid for by the Company.
17.
EFFECT ON OPTIONS OF DEATH WHILE AN EMPLOYEE, DIRECTOR OR CONSULTANT.

Except as otherwise provided in a Participant’s Option Agreement:
(a)   In the event of the death of a Participant while the Participant is an Employee, director or Consultant of the Company or of an Affiliate, such Option may be exercised by the Participant’s Survivors to the extent that the Option has become exercisable but has not been exercised on the date of death; and in the event rights to exercise the Option accrue periodically, to the extent of a pro rata portion through the date of death of any additional vesting rights that would have accrued on the next vesting date had the Participant not died. The proration shall be based upon the number of days accrued in the current vesting period prior to the Participant’s date of death.
(b)   If the Participant’s Survivors wish to exercise the Option, they must take all necessary steps to exercise the Option within one year after the date of death of such Participant, notwithstanding that the decedent might have been able to exercise the Option as to some or all of the Shares on a later date if he or she had not died and had continued to be an Employee, director or Consultant or, if earlier, within the originally prescribed term of the Option.
18.
EFFECT OF TERMINATION OF SERVICE ON UNACCEPTED STOCK GRANTS AND STOCK-BASED AWARDS.

In the event of a termination of service (whether as an Employee, director or Consultant) with the Company or an Affiliate for any reason before the Participant has accepted a Stock Grant or a Stock-Based Award and paid the purchase price, if required, such grant shall terminate.
For purposes of this Paragraph 18 and Paragraph 19 below, a Participant to whom a Stock Grant or a Stock-Based Award has been issued under the Plan who is absent from work with the Company or with an

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Affiliate because of temporary disability (any disability other than a Disability as defined in Paragraph 1 hereof), or who is on leave of absence for any purpose, shall not, during the period of any such absence, be deemed, by virtue of such absence alone, to have terminated such Participant’s employment, director status or consultancy with the Company or with an Affiliate, except as the Administrator may otherwise expressly provide.
In addition, for purposes of this Paragraph 18 and Paragraph 19 below, any change of employment or other service within or among the Company and any Affiliates shall not be treated as a termination of employment, director status or consultancy so long as the Participant continues to be an Employee, director or Consultant of the Company or any Affiliate.
19.
EFFECT ON STOCK GRANTS AND STOCK-BASED AWARDS OF TERMINATION OF SERVICE OTHER THAN FOR CAUSE, DEATh or DISABILITY.

Except as otherwise provided in a Participant’s Agreement, in the event of a termination of service for any reason (whether as an Employee, director or Consultant), other than termination for Cause, death or Disability for which there are special rules in Paragraphs 20, 21, and 22 below, before all forfeiture provisions or Company rights of repurchase shall have lapsed, then the Company shall have the right to cancel or repurchase that number of Shares subject to a Stock Grant or Stock-Based Award as to which the Company’s forfeiture or repurchase rights have not lapsed.
20.
EFFECT ON STOCK GRANTS AND STOCK-BASED AWARDS OF TERMINATION OF SERVICE FOR CAUSE.

Except as otherwise provided in a Participant’s Agreement, the following rules apply if the Participant’s service (whether as an Employee, director or Consultant) with the Company or an Affiliate is terminated for Cause:
(a)   All Shares subject to any Stock Grant or Stock-Based Award that remain subject to forfeiture provisions or as to which the Company shall have a repurchase right shall be immediately forfeited to the Company as of the time the Participant is notified his or her service is terminated for Cause.
(b)   Cause is not limited to events which have occurred prior to a Participant’s termination of service, nor is it necessary that the Administrator’s finding of Cause occur prior to termination. If the Administrator determines, subsequent to a Participant’s termination of service, that either prior or subsequent to the Participant’s termination the Participant engaged in conduct which would constitute Cause, then all Shares subject to any Stock Grant or Stock-Based Award that remained subject to forfeiture provisions or as to which the Company had a repurchase right on the date of termination shall be immediately forfeited to the Company.
21.
EFFECT ON STOCK GRANTS AND STOCK-BASED AWARDS OF TERMINATION OF SERVICE FOR DISABILITY.

Except as otherwise provided in a Participant’s Agreement, the following rules apply if a Participant ceases to be an Employee, director or Consultant of the Company or of an Affiliate by reason of Disability: to the extent the forfeiture provisions or the Company’s rights of repurchase have not lapsed on the date of Disability, they shall be exercisable; provided, however, that in the event such forfeiture provisions or rights of repurchase lapse periodically, such provisions or rights shall lapse to the extent of a pro rata portion of the Shares subject to such Stock Grant or Stock-Based Award through the date of Disability as would have lapsed had the Participant not become Disabled. The proration shall be based upon the number of days accrued prior to the date of Disability.
The Administrator shall make the determination both as to whether Disability has occurred and the date of its occurrence (unless a procedure for such determination is set forth in another agreement between the Company and such Participant, in which case such procedure shall be used for such determination). If requested, the Participant shall be examined by a physician selected or approved by the Administrator, the cost of which examination shall be paid for by the Company.

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22.
EFFECT ON STOCK GRANTS AND STOCK-BASED AWARDS OF DEATH WHILE AN EMPLOYEE, DIRECTOR OR CONSULTANT.

Except as otherwise provided in a Participant’s Agreement, the following rules apply in the event of the death of a Participant while the Participant is an Employee, director or Consultant of the Company or of an Affiliate: to the extent the forfeiture provisions or the Company’s rights of repurchase have not lapsed on the date of death, they shall be exercisable; provided, however, that in the event such forfeiture provisions or rights of repurchase lapse periodically, such provisions or rights shall lapse to the extent of a pro rata portion of the Shares subject to such Stock Grant or Stock-Based Award through the date of death as would have lapsed had the Participant not died. The proration shall be based upon the number of days accrued prior to the Participant’s date of death.
(a)   At the discretion of the Administrator, the Company shall have received an opinion of its counsel that the Shares may be issued in compliance with the Securities Act without registration thereunder.
23.   DISSOLUTION OR LIQUIDATION OF THE COMPANY.
Upon the dissolution or liquidation of the Company, all Options granted under this Plan which as of such date shall not have been exercised and all Stock Grants and Stock-Based Awards which have not been accepted, to the extent required under the applicable Agreement, will terminate and become null and void; provided, however, that if the rights of a Participant or a Participant’s Survivors have not otherwise terminated and expired, the Participant or the Participant’s Survivors will have the right immediately prior to such dissolution or liquidation to exercise or accept any Stock Right to the extent that the Stock Right is exercisable or subject to acceptance as of the date immediately prior to such dissolution or liquidation. Upon the dissolution or liquidation of the Company, any outstanding Stock-Based Awards shall immediately terminate unless otherwise determined by the Administrator or specifically provided in the applicable Agreement.
24.   ADJUSTMENTS.
Upon the occurrence of any of the following events, a Participant’s rights with respect to any Stock Right granted to such Participant hereunder shall be adjusted as hereinafter provided, unless otherwise specifically provided in a Participant’s Agreement.
(a)   Changes with respect to Shares of Common Stock.
(i)   If (1) the shares of Common Stock shall be subdivided or combined into a greater or smaller number of shares or if the Company shall issue any shares of Common Stock as a stock dividend on its outstanding Common Stock, or (2) additional shares or new or different shares or other securities of the Company or other non-cash assets are distributed with respect to such shares of Common Stock, each Stock Right and the number of shares of Common Stock deliverable thereunder shall be appropriately increased or decreased proportionately, and appropriate adjustments shall be made including, in the exercise, base or purchase price per share and in the Performance Goals applicable to outstanding Performance-Based Awards to reflect such events. The number of Shares subject to the limitations in Paragraphs 3(a), 3(b), 3(d) and 4(c) shall also be proportionately adjusted upon the occurrence of such events.
(ii)   The Administrator may also make adjustments of the type described in Paragraph 24(a) above to take into account distributions to stockholders other than those provided for in Paragraphs 24(b) below, or any other event, if the Administrator determines that adjustments are appropriate to avoid distortion in the operation of the Plan or any Award, having due regard for the qualification of ISOs under Section 422, the requirements of Section 409A, to the extent applicable.
(ii)   References in the Plan to Shares will be construed to include any stock or securities resulting from an adjustment pursuant to this Paragraph 24(a).
(b)   Corporate Transactions.   If the Company is to be consolidated with or acquired by another entity in a Corporate Transaction, the Administrator or the board of directors of any entity assuming the

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obligations of the Company hereunder (the “Successor Board”), may, as to outstanding Options, take any of the following actions: (i) make appropriate provision for the continuation of such Options by substituting on an equitable basis for the Shares then subject to such Options either the consideration payable with respect to the outstanding shares of Common Stock in connection with the Corporate Transaction or securities of any successor or acquiring entity; or (ii) upon written notice to the Participants, provide that such Options must be exercised (either (A) to the extent then exercisable or (B) at the discretion of the Administrator, any such Options being made partially or fully exercisable for purposes of this Subparagraph), within a specified number of days of the date of such notice, at the end of which period such Options which have not been exercised shall terminate; or (iii) terminate such Options in exchange for payment of an amount equal to the consideration payable upon consummation of such Corporate Transaction to a holder of the number of shares of Common Stock into which such Option would have been exercisable (either (A) to the extent then exercisable or, (B) at the discretion of the Administrator, any such Options being made partially or fully exercisable for purposes of this Subparagraph) less the aggregate exercise price thereof. For purposes of determining the payments to be made pursuant to Subclause (iii) above, in the case of a Corporate Transaction the consideration for which, in whole or in part, is other than cash, the consideration other than cash shall be valued at the fair value thereof as determined in good faith by the Board of Directors. For the avoidance of doubt, if the per share exercise price of an Option or portion thereof is equal to or greater than the Fair Market Value of one Share of Common Stock, such Option may be cancelled with no payment due hereunder or otherwise in respect thereof.
With respect to outstanding Stock Grants or Stock-Based Awards, the Administrator or the Successor Board, shall make appropriate provision for the continuation of such Stock Grants or Stock-Based Awards on the same terms and conditions by substituting on an equitable basis for the Shares then subject to such Stock Grants or Stock-Based Awards either the consideration payable with respect to the outstanding Shares of Common Stock in connection with the Corporate Transaction or securities of any successor or acquiring entity. In lieu of the foregoing, in connection with any Corporate Transaction, the Administrator may provide that each outstanding Stock Grant or Stock-Based Award shall be terminated in exchange for payment of an amount equal to the consideration payable upon consummation of such Corporate Transaction to a holder of the number of shares of Common Stock comprising such Stock Grant or Stock-Based Award (to the extent such Stock Grant or Stock-Based Award is no longer subject to any forfeiture or repurchase rights then in effect or, at the discretion of the Administrator, all forfeiture and repurchase rights being waived). For the avoidance of doubt, if the purchase or base price of a Stock Grant or Stock-Based Award or portion thereof is equal to or greater than the Fair Market Value of one Share of Common Stock, such Stock Grant or Stock-Based Award, as applicable, may be cancelled with no payment due hereunder or otherwise in respect thereof.
In taking any of the actions permitted under this Paragraph 24(b), the Administrator shall not be obligated by the Plan to treat all Stock Rights, all Stock Rights held by a Participant, or all Stock Rights of the same type, identically.
(c)   Recapitalization or Reorganization.   In the event of a recapitalization or reorganization of the Company other than a Corporate Transaction pursuant to which securities of the Company or of another corporation are issued with respect to the outstanding shares of Common Stock, a Participant upon exercising an Option or accepting a Stock Grant after the recapitalization or reorganization shall be entitled to receive for the price paid upon such exercise or acceptance if any, the number of replacement securities which would have been received if such Option had been exercised or Stock Grant accepted prior to such recapitalization or reorganization.
(d)   Adjustments to Stock-Based Awards.   Upon the happening of any of the events described in Subparagraphs (a), (b) or (c) above, any outstanding Stock-Based Award shall be appropriately adjusted to reflect the events described in such Subparagraphs. The Administrator or the Successor Board shall determine the specific adjustments to be made under this Paragraph 24, including, but not limited to the effect of any, Corporate Transaction and, subject to Paragraph 4, its determination shall be conclusive.
(e)   Termination of Awards upon Consummation of a Corporate Transaction.   Except as the Administrator may otherwise determine, each Stock Right will automatically terminate (and in the case of outstanding Shares of restricted Common Stock, will automatically be forfeited) immediately upon the consummation of a Corporate Transaction, other than (i) any award that is assumed, continued or substituted

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pursuant to Paragraph 24(b) above, and (ii) any cash award that by its terms, or as a result of action taken by the Administrator, continues following the consummation of the Corporate Transaction.
25.   ISSUANCES OF SECURITIES.
(a)   Except as expressly provided herein, no issuance by the Company of shares of stock of any class, or securities convertible into shares of stock of any class, shall affect, and no adjustment by reason thereof shall be made with respect to, the number or price of shares subject to Stock Rights. Except as expressly provided herein, no adjustments shall be made for dividends paid in cash or in property (including without limitation, securities) of the Company prior to any issuance of Shares pursuant to a Stock Right.
(b)   The Company will not be obligated to issue any Shares pursuant to the Plan or to remove any restriction from Shares previously issued under the Plan until: (i) the Company is satisfied that all legal matters in connection with the issuance of such Shares have been addressed and resolved; (ii) if the outstanding Shares is at the time of issuance listed on any stock exchange or national market system, the Shares to be issued have been listed or authorized to be listed on such exchange or system upon official notice of issuance; and (iii) all conditions of the award have been satisfied or waived. The Company may require, as a condition to the exercise of an award or the issuance of Shares under an award, such representations or agreements as counsel for the Company may consider appropriate to avoid violation of the Securities Act of 1933, as amended, or any applicable state or non-U.S. securities law. Any Shares issued under the Plan will be evidenced in such manner as the Administrator determines appropriate, including book-entry registration or delivery of stock certificates. In the event that the Administrator determines that stock certificates will be issued in connection with Shares issued under the Plan, the Administrator may require that such certificates bear an appropriate legend reflecting any restriction on transfer applicable to such Stock, and the Company may hold the certificates pending the lapse of the applicable restrictions.
26.   FRACTIONAL SHARES.
No fractional shares shall be issued under the Plan and the person exercising a Stock Right shall receive from the Company cash in lieu of such fractional shares equal to the Fair Market Value thereof.
27.   WITHHOLDING.
In the event that any federal, state, or local income taxes, employment taxes, Federal Insurance Contributions Act withholdings or other amounts are required by applicable law or governmental regulation to be withheld from the Participant’s salary, wages or other remuneration in connection with the issuance of a Stock Right or Shares under the Plan or for any other reason required by law, the Company may withhold from the Participant’s compensation, if any, or may require that the Participant advance in cash to the Company, or to any Affiliate of the Company which employs or employed the Participant, the statutory minimum amount of such withholdings unless a different withholding arrangement, including the use of shares of the Company’s Common Stock or a promissory note, is authorized by the Administrator (and permitted by law). For purposes hereof, the fair market value of the shares withheld for purposes of payroll withholding shall be determined in the manner set forth under the definition of Fair Market Value provided in Paragraph 1 above, as of the most recent practicable date. If the Fair Market Value of the shares withheld is less than the amount of payroll withholdings required, the Participant may be required to advance the difference in cash to the Company or the Affiliate employer.
28.   TERMINATION OF THE PLAN.
The Plan will terminate on November 24, 2030, the date which is ten years from the earlier of the date of its adoption by the Board of Directors and the date of its approval by the shareholders of the Company. The Plan may be terminated at an earlier date by vote of the shareholders or the Board of Directors of the Company; provided, however, that any such earlier termination shall not affect any Agreements executed prior to the effective date of such termination. Termination of the Plan shall not affect any Stock Rights theretofore granted.
29.   AMENDMENT OF THE PLAN AND AGREEMENTS.
The Plan may be amended by the shareholders of the Company. The Plan may also be amended by the Administrator; provided that any amendment approved by the Administrator which the Administrator

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determines is of a scope that requires shareholder approval shall be subject to obtaining such shareholder approval including, without limitation, to the extent necessary to qualify any or all outstanding Stock Rights granted under the Plan or Stock Rights to be granted under the Plan for favorable federal income tax treatment as may be afforded ISOs under Section 422 and to the extent necessary to qualify the Shares issuable under the Plan for listing on any national securities exchange or quotation in any national automated quotation system of securities dealers. Any modification or amendment of the Plan shall not, without the consent of a Participant, adversely affect his or her rights under a Stock Right previously granted to such Participant, unless such amendment is required by applicable law or necessary to preserve the economic value of such Stock Right. With the consent of the Participant affected, the Administrator may amend outstanding Agreements in a manner which may be adverse to the Participant but which is not inconsistent with the Plan. In the discretion of the Administrator, outstanding Agreements may be amended by the Administrator in a manner which is not adverse to the Participant. Nothing in this Paragraph 30 shall limit the Administrator’s authority to take any action permitted pursuant to Paragraph 24.
30.   EMPLOYMENT OR OTHER RELATIONSHIP.
Nothing in this Plan or any Agreement shall be deemed to prevent the Company or an Affiliate from terminating the employment, consultancy or director status of a Participant, nor to prevent a Participant from terminating his or her own employment, consultancy or director status or to give any Participant a right to be retained in employment or other service by the Company or any Affiliate for any period of time.
31.   SECTION 409A AND SECTION 422.
The Company intends that the Plan and any Awards granted hereunder be exempt from or comply with Section 409A, to the extent applicable. The Company intends that ISOs comply with Section 422, to the extent applicable. Any ambiguities in the Plan or any Award shall be construed to effect the intent as described in this Paragraph 31.
If a Participant is a “specified employee” as defined in Section 409A (and as applied according to procedures of the Company and its Affiliates) as of his or her separation from service, to the extent any payment under this Plan or pursuant to an Award constitutes non-exempt deferred compensation under Section 409A that is being paid by reason of separation from service, no payments due under this Plan or pursuant to an Award may be made until the earlier of: (i) the first day of the seventh month following the Participant’s separation from service, or (ii) the Participant’s date of death; provided, however, that any payments delayed during this six-month period shall be paid in the aggregate in a lump sum, without interest, on the first day of the seventh month following the Participant’s separation from service.
The Administrator shall administer the Plan with a view toward ensuring that Awards under the Plan that are subject to Section 409A or Section 422, as applicable, comply with the requirements thereof and that Options under the Plan be exempt from the requirements of Section 409A or compliant with Section 422, as applicable, but neither the Administrator nor any member of the Board of Directors, nor the Company nor any of its Affiliates, nor any other person acting hereunder on behalf of the Company, the Administrator or the Board of Directors shall be liable to a Participant or any Survivor by reason of the acceleration of any income, or the imposition of any additional tax or penalty, with respect to any Award, whether by reason of a failure to satisfy the requirements of Section 409A or Section 422 or otherwise.
32.   INDEMNITY.
Neither the Board of Directors nor the Administrator, nor any members of either, nor any employees of the Company or any parent, subsidiary, or other Affiliate, shall be liable for any act, omission, interpretation, construction or determination made in good faith in connection with their responsibilities with respect to this Plan, and the Company hereby agrees to indemnify the members of the Board or Directors, the members of the Committee, and the employees of the Company and its parent or subsidiaries in respect of any claim, loss, damage, or expense (including reasonable counsel fees) arising from any such act, omission, interpretation, construction or determination to the full extent permitted by law.
33.   CLAWBACK.
Notwithstanding anything to the contrary contained in this Plan, the Company may recover from a Participant any compensation received from any Stock Right (whether or not settled) or cause a Participant

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to forfeit any Stock Right (whether or not vested) in the event that the Company’s Clawback Policy as then in effect is triggered.
34.   WAIVER OF JURY TRIAL.
By accepting or being deemed to have accepted an award under the Plan, each Participant waives (or will be deemed to have waived), to the maximum extent permitted under applicable law, any right to a trial by jury in any action, proceeding or counterclaim concerning any rights under the Plan or any award, or under any amendment, waiver, consent, instrument, document or other agreement delivered or which in the future may be delivered in connection therewith, and agrees (or will be deemed to have agreed) that any such action, proceedings or counterclaim will be tried before a court and not before a jury. By accepting or being deemed to have accepted an award under the Plan, each Participant certifies that no officer, representative, or attorney of the Company has represented, expressly or otherwise, that the Company would not, in the event of any action, proceeding or counterclaim, seek to enforce the foregoing waivers. Notwithstanding anything to the contrary in the Plan, nothing herein is to be construed as limiting the ability of the Company and a Participant to agree to submit any dispute arising under the terms of the Plan or any ward to binding arbitration or as limiting the ability of the Company to require any individual to agree to submit such disputes to binding arbitration as a condition of receiving an award hereunder.
35.   UNFUNDED OBLIGATIONS.
The Company’s obligations under the Plan are unfunded, and no Participant will have any right to specific assets of the Company in respect of any award under the Plan. Participants will be general unsecured creditors of the Company with respect to any amounts due or payable under the Plan.
36.   GOVERNING LAW.
This Plan shall be construed and enforced in accordance with the law of the State of Delaware.

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Annex B
FORM OF SECOND AMENDED AND RESTATED
CERTIFICATE OF INCORPORATION OF
LONGVIEW ACQUISITION CORP.
Longview Acquisition Corp., a corporation organized and existing under the General Corporation Law of the State of Delaware (the “DGCL”), hereby certifies as follows:
1.   The name of this corporation is Longview Acquisition Corp. The date of the filing of its original certificate of incorporation with the Secretary of State of the State of Delaware was February 4, 2020.
2.   This Second Amended and Restated Certificate of Incorporation, which restates, integrates and further amends the certificate of incorporation of this corporation as heretofore amended and restated, has been duly adopted by the corporation in accordance with Sections 228, 242 and 245 of the DGCL and shall be effective at [•] Eastern time on [•].
3.   The certificate of incorporation of this corporation is hereby amended and restated in its entirety to read as follows:
ARTICLE I
NAME
The name of the corporation is “Butterfly Network, Inc.” (hereinafter called the “Corporation”).
ARTICLE II
REGISTERED OFFICE AND AGENT
The address of the Corporation’s registered office in the State of Delaware is c/o Corporation Service Company, 251 Little Falls Drive, Wilmington New Castle County, Delaware 19808. The name of its registered agent at such address is Corporation Service Company.
ARTICLE III
PURPOSE
The purpose of the Corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of the State of Delaware or any applicable successor act thereto, as the same may be amended from time to time (the “DGCL”).
ARTICLE IV
CAPITAL STOCK
The total number of shares of all classes of capital stock which the Corporation shall have authority to issue is 628,000,000 shares, consisting of 600,000,000 shares of Class A Common Stock, par value $0.0001 per share (“Class A Common Stock”), 27,000,000 shares of Class B Common Stock, par value $0.0001 per share (“Class B Common Stock”), and 1,000,000 shares of Preferred Stock, par value $0.0001 per share (“Preferred Stock”). The number of authorized shares of Class A Common Stock, Class B Common Stock or Preferred Stock may be increased or decreased (but not below (i) the number of shares thereof then outstanding and (ii) with respect to the Class A Common Stock, the number of shares of Class A Common Stock reserved pursuant to Section 8 of Part A of this Article IV) by the affirmative vote of the holders of capital stock representing a majority of the voting power of all the then-outstanding shares of capital stock of the Corporation entitled to vote thereon irrespective of the provisions of Section 242(b)(2) of the DGCL.
The following is a statement of the designations and the powers, preferences, privileges and rights, and the qualifications, limitations or restrictions thereof in respect of each class of capital stock of the Corporation.

A.
CLASS A COMMON STOCK AND CLASS B COMMON STOCK.

Unless otherwise indicated, references to “Sections” or “Subsections” in this Part A of this Article IV refer to sections and subsections of Part A of this Article IV.
1.   Equal Status; General.   Except as otherwise provided in this Second Amended and Restated Certificate of Incorporation (as amended and/or restated from time to time, including pursuant to any Preferred Stock Designation (as defined below), this “Amended and Restated Certificate of Incorporation”) or required by applicable law, shares of Class A Common Stock and Class B Common Stock shall have the same rights, privileges and powers, rank equally (including as to dividends and distributions, and upon any liquidation, dissolution, distribution of assets or winding up of the Corporation), share ratably and be identical in all respects and as to all matters. The voting, dividend, liquidation and other rights, powers and preferences of the holders of Class A Common Stock and Class B Common Stock are subject to and qualified by the rights, powers and preferences of the holders of the Preferred Stock of any series as may be designated by the Board of Directors of the Corporation (the “Board”) upon any issuance of the Preferred Stock of any series.
2.   Voting.   Except as otherwise required by applicable law, at all meetings of stockholders and on all matters submitted to a vote of stockholders of the Corporation generally, each holder of Class A Common Stock, as such, shall have the right to one (1) vote per share of Class A Common Stock held of record by such holder and each holder of Class B Common Stock, as such, shall have the right to twenty (20) votes per share of Class B Common Stock held of record by such holder. Except as otherwise required by applicable law or provided in this Amended and Restated Certificate of Incorporation, the holders of shares of Class A Common Stock and Class B Common Stock, as such, shall (a) at all times vote together as a single class on all matters (including the election of directors) submitted to a vote of the stockholders of the Corporation generally, (b) be entitled to notice of any stockholders’ meeting in accordance with the Amended and Restated Bylaws of the Corporation, as the same may be amended and/or restated from time to time (the “Bylaws”), and (c) be entitled to vote upon such matters and in such manner as may be provided by applicable law; provided, however, that, except as otherwise required by applicable law, holders of Class A Common Stock and Class B Common Stock, as such, shall not be entitled to vote on any amendment to this Amended and Restated Certificate of Incorporation (including any Preferred Stock Designation) that relates solely to the terms of one or more outstanding series of Preferred Stock if the holders of such affected series of Preferred Stock are exclusively entitled, either separately or together with the holders of one or more other such series of Preferred Stock, to vote thereon pursuant to this Amended and Restated Certificate of Incorporation or applicable law. There shall be no cumulative voting.
3.   Dividend and Distribution Rights.   Shares of Class A Common Stock and Class B Common Stock shall be treated equally, identically and ratably, on a per share basis, with respect to any dividends or distributions as may be declared and paid from time to time by the Board out of any assets of the Corporation legally available therefor; provided, however, that in the event a dividend is paid in the form of shares of Class A Common Stock or Class B Common Stock (or rights to acquire, or securities convertible into or exchangeable for, such shares), then holders of Class A Common Stock shall be entitled to receive shares of Class A Common Stock (or rights to acquire, or securities convertible into or exchangeable for, such shares, as the case may be), and holders of Class B Common Stock shall be entitled to receive shares of Class B Common Stock (or rights to acquire, or securities convertible into or exchangeable for, such shares, as the case may be), with holders of shares of Class A Common Stock and Class B Common Stock receiving, on a per share basis, an identical number of shares of Class A Common Stock or Class B Common Stock (or rights to acquire, or securities convertible into or exchangeable for, such shares, as the case may be), as applicable. Notwithstanding the foregoing, the Board may pay or make a disparate dividend or distribution per share of Class A Common Stock or Class B Common Stock (whether in the amount of such dividend or distribution payable per share, the form in which such dividend or distribution is payable, the timing of the payment, or otherwise) if such disparate dividend or distribution is approved by the affirmative vote of the holders of a majority of the outstanding shares of Class A Common Stock and Class B Common Stock, each voting separately as a class.
4.   Subdivisions, Combinations or Reclassifications.   Shares of Class A Common Stock or Class B Common Stock may not be subdivided, combined or reclassified unless the shares of the other class is concurrently therewith proportionately subdivided, combined or reclassified in a manner that maintains the same proportionate equity ownership between the holders of the outstanding Class A Common Stock and Class B Common Stock on the record date for such subdivision, combination or reclassification; provided, however, that shares of one such class may be subdivided, combined or reclassified in a different or disproportionate manner if such subdivision, combination or reclassification is approved by the affirmative vote of the holders of a majority of the outstanding shares of Class A Common Stock and Class B Common Stock, each voting separately as a class.
5.   Liquidation, Dissolution or Winding Up.   Subject to the preferential or other rights of any holders of Preferred Stock then outstanding, upon the dissolution, distribution of assets, liquidation or winding up of the Corporation, whether voluntary or involuntary, holders of Class A Common Stock and Class B Common Stock will be entitled to receive ratably all assets of the Corporation available for distribution to its stockholders unless disparate or different treatment of the shares of each such class with respect to distributions upon any such liquidation, dissolution, distribution of assets or winding up is approved by the affirmative vote of the holders of a majority of the outstanding shares of Class A Common Stock and Class B Common Stock, each voting separately as a class.
6.   Certain Transactions.
6.1   Merger or Consolidation.   In the case of any distribution or payment in respect of the shares of Class A Common Stock or Class B Common Stock, or any consideration into which such shares are converted, upon the consolidation or merger of the Corporation with or into any other entity, such distribution, payment or consideration that the holders of shares of Class A Common Stock or Class B Common Stock have the right to receive, or the right to elect to receive, shall be made ratably on a per share basis among the holders of the Class A Common Stock and Class B Common Stock as a single class; provided, however, that shares of such classes may receive, or have the right to elect to receive, different or disproportionate distribution, payment or consideration in connection with such consolidation, merger or other transaction in order to reflect the special rights, powers and privileges of holders of shares of Class B Common Stock under this Amended and Restated Certificate of Incorporation (which may include, without limitation, securities distributable to the holders of, or issuable upon the conversion of, each share of Class B Common Stock outstanding immediately prior to such transaction having not more than twenty (20) times the voting power of any securities distributable to the holders of, or issuable upon the conversion of, each share of Class A Common Stock outstanding immediately prior to such transaction or any other share of stock then outstanding) or such other rights, powers, privileges or other terms that are no more favorable, in the aggregate, to the holders of the Class B Common Stock relative to the holders of the Class A Common Stock than those contained in this Amended and Restated Certificate of Incorporation.
6.2   Third-Party Tender or Exchange Offers.   The Corporation may not enter into any agreement pursuant to which a third party may by tender or exchange offer acquire any shares of Class A Common Stock or Class B Common Stock unless the holders of (a) the Class A Common Stock shall have the right to receive, or the right to elect to receive, the same form of consideration and the same amount of consideration on a per share basis as the holders of the Class B Common Stock would receive, or have the right to elect to receive, and (b) the Class B Common Stock shall have the right to receive, or the right to elect to receive, the same form of consideration and the same amount of consideration on a per share basis as the holders of the Class A Common Stock would receive, or have the right to elect to receive; provided, however, that shares of such classes may receive, or have the right to elect to receive, different or disproportionate consideration in connection with such tender or exchange offer in order to reflect the special rights, powers and privileges of the holders of shares of the Class B Common Stock under this Amended and Restated Certificate of Incorporation (which may include, without limitation, securities exchangeable for each share of Class B Common Stock having twenty (20) times the voting power of any securities exchangeable for each share of Class A Common Stock or any other share of stock then outstanding) or such other rights, powers, privileges or other terms that are no more favorable, in the aggregate, to the holders of the Class B Common Stock relative to the holders of the Class A Common Stock than those contained in this Amended and Restated Certificate of Incorporation.
7.   Conversion.
7.1   Optional Conversion of Class B Common Stock.   Each share of Class B Common Stock shall be convertible into one (1) fully paid and nonassessable share of Class A Common Stock at the option of the holder thereof at any time upon written notice to the Corporation (an “Optional Class B Conversion Event”). Before any holder of Class B Common Stock shall be entitled to convert any shares of Class B Common Stock into shares of Class A Common Stock, such holder shall surrender the certificate or certificates therefor (if any), duly endorsed, at the principal corporate office of the Corporation or of any transfer agent for the Class B Common Stock, and shall provide written notice to the Corporation at its principal corporate office, of such conversion election and shall state therein the name or names (i) in which the certificate or certificates representing the shares of Class A Common Stock into which the shares of Class B Common Stock are so converted are to be issued (if such shares of Class A Common Stock are certificated) or (ii) in which such shares of Class A Common Stock are to be registered in book-entry form (if such shares of Class A Common Stock are uncertificated). If the shares of Class A Common Stock into which the shares of Class B Common Stock are to be converted are to be issued in a name or names other than the name of the holder of the shares of Class B Common Stock being converted, such notice shall be accompanied by a written instrument or instruments of transfer, in form satisfactory to the Corporation, duly executed by the holder. The Corporation shall, as soon as practicable thereafter, issue and deliver at such office to such holder, or to the nominee or nominees of such holder, a certificate or certificates representing the number of shares of Class A Common Stock to which such holder shall be entitled upon such conversion (if such shares of Class A Common Stock are certificated) or shall register such shares of Class A Common Stock in book-entry form (if such shares of Class A Common Stock are uncertificated). Such conversion shall be deemed to be effective immediately prior to the close of business on the date of such surrender of the shares of Class B Common Stock to be converted following or contemporaneously with the provision of written notice of such conversion election as required by this Subsection 7.1, the shares of Class A Common Stock issuable upon such conversion shall be deemed to be outstanding as of such time, and the Person or Persons entitled to receive the shares of Class A Common Stock issuable upon such conversion shall be deemed to be the record holder or holders of such shares of Class A Common Stock as of such time. Notwithstanding anything herein to the contrary, shares of Class B Common Stock represented by a lost, stolen or destroyed stock certificate may be converted pursuant to an Optional Class B Conversion Event if the holder thereof notifies the Corporation or its transfer agent that such certificate has been lost, stolen or destroyed and makes an affidavit of that fact acceptable to the Corporation and executes an agreement acceptable to the Corporation to indemnify the Corporation from any loss incurred by it in connection with such certificate.
7.2   Automatic Conversion of Class B Common Stock.   To the extent set forth below, each applicable share of Class B Common Stock shall automatically convert into one (1) fully paid and nonassessable share of Class A Common Stock upon the occurrence of an event described below (a “Mandatory Class B Conversion Event”):
(a)   Transfers.   Each share of Class B Common Stock that is subject to a Transfer (as defined in Section 11), other than a Permitted Transfer (as defined in Section 11), shall automatically, without further action by the Corporation or the holder thereof, convert into one (1) fully paid and nonassessable share of Class A Common Stock upon the occurrence of such Transfer (other than a Permitted Transfer).
(b)   Reduction in Voting Power.   Each outstanding share of Class B Common Stock shall automatically, without further action by the Corporation or the holder thereof, convert into one (1) fully paid and nonassessable share of Class A Common Stock upon the first date on which the Founder, together with all other Qualified Stockholders, collectively cease to beneficially own at least 20% of the number of shares of Class B Common Stock (as such number of shares is equitably adjusted in respect of any reclassification, stock dividend, subdivision, combination or recapitalization of the Class B Common Stock) collectively held by the Founder and his Permitted Transferees as of the Effective Date.
(c)   Affirmative Vote.   Each outstanding share of Class B Common Stock shall automatically, without further action by the Corporation or the holder thereof, convert into one (1) fully paid and nonassessable share of Class A Common Stock upon the date specified by the affirmative vote of the holders of at least two-thirds (2/3) of the then outstanding shares of Class B Common Stock, voting as a separate class.

7.3   Certificates.   Each outstanding stock certificate (if shares are in certificated form) that, immediately prior to the occurrence of a Mandatory Class B Conversion Event, represented one or more shares of Class B Common Stock subject to such Mandatory Class B Conversion Event shall, upon such Mandatory Class B Conversion Event, be deemed to represent an equal number of shares of Class A Common Stock, without the need for surrender or exchange thereof. The Corporation shall, upon the request of any holder whose shares of Class B Common Stock have been converted into shares of Class A Common Stock as a result of an Optional Class B Conversion Event or a Mandatory Class B Conversion Event (either of the foregoing, a “Conversion Event”) and upon surrender by such holder to the Corporation of the outstanding certificate(s) formerly representing such holder’s shares of Class B Common Stock, if any (or, in the case of any lost, stolen or destroyed certificate, upon such holder providing an affidavit of that fact acceptable to the Corporation and executing an agreement acceptable to the Corporation to indemnify the Corporation from any loss incurred by it in connection with such certificate), issue and deliver to such holder (or such other Person specified pursuant to Subsection 7.1) certificate(s) representing the shares of Class A Common Stock into which such holder’s shares of Class B Common Stock were converted as a result of such Conversion Event (if such shares are certificated) or, if such shares are uncertificated, register such shares in book-entry form. Each share of Class B Common Stock that is converted pursuant to Subsection 7.1 or 7.2 shall thereupon automatically be retired and shall not be available for reissuance.
7.4   Policies and Procedures.   The Corporation may, from time to time, establish such administrative policies and procedures, not in violation of applicable law or the other provisions of this Amended and Restated Certificate of Incorporation or Bylaws of the Corporation, relating to the conversion of the Class B Common Stock into Class A Common Stock, as it may deem necessary or advisable in connection therewith (it being understood, for the avoidance of doubt, that this sentence shall not authorize or empower the Corporation to expand upon the events that constitute a Mandatory Class B Conversion Event).
8.   Reservation of Stock.   The Corporation shall at all times reserve and keep available out of its authorized but unissued shares of Class A Common Stock, solely for the purpose of effecting the conversion of the shares of Class B Common Stock, such number of shares of Class A Common Stock as shall from time to time be sufficient to effect the conversion of all outstanding shares of Class B Common Stock into shares of Class A Common Stock.
9.   Protective Provisions.   Unless such action is first approved by the affirmative vote (or written consent) of the holders of two-thirds (2/3rd) of the then-outstanding shares of Class B Common Stock, voting as a separate class, in addition to any other vote required by applicable law, this Amended and Restated Certificate of Incorporation or the Bylaws, prior to the Final Conversion Date, the Corporation shall not, whether by merger, consolidation, certificate of designation or otherwise (i) amend, alter, repeal or waive any provision of Part A of this Article IV (or adopt any provision inconsistent therewith), or (ii) except for the shares of Class B Common Stock issued pursuant to the Merger and as provided in Section 10 below, authorize, or issue any shares of, any class or series of capital stock of the Corporation entitling the holder thereof to more than (1) vote for each share thereof or entitling any class or series of securities to designate or elect directors as a class or series separate from the Class A Common Stock and Class B Common Stock.
10.   Issuance of Additional Shares.   From and after the Effective Date, additional shares of Class B Common Stock may be issued only to a Qualified Stockholder.
11.   Definitions.   For purposes of this Amended and Restated Certificate of Incorporation:
“Change of Control Transaction” means (i) the sale, lease, exchange, or other disposition (other than liens and encumbrances created in the ordinary course of business, including liens or encumbrances to secure indebtedness for borrowed money that are approved by the Board, so long as no foreclosure occurs in respect of any such lien or encumbrance) of all or substantially all of the Corporation’s property and assets (which shall for such purpose include the property and assets of any direct or indirect subsidiary of the Corporation), provided that any sale, lease, exchange or other disposition of property or assets exclusively between or among the Corporation and any direct or indirect subsidiary or subsidiaries of the Corporation shall not be deemed a “Change of Control Transaction”; (ii) the merger, consolidation, business combination, or other similar transaction of the Corporation with any other entity, other than a merger, consolidation, business combination, or other similar transaction that would result in the voting securities of the Corporation outstanding immediately prior thereto continuing to represent (either by remaining outstanding or by being converted into voting securities of the surviving entity or its parent) more than fifty percent (50%) of the total voting power represented by the voting securities of the Corporation and more than fifty percent (50%) of the total number of outstanding shares of the Corporation’s capital stock, in each case as outstanding immediately after such merger, consolidation, business combination, or other similar transaction, and the stockholders of the Corporation immediately prior to the merger, consolidation, business combination, or other similar transaction continuing to own voting securities of the Corporation, the surviving entity or its parent immediately following the merger, consolidation, business combination, or other similar transaction in substantially the same proportions (vis a vis each other) as such stockholders owned of the voting securities of the Corporation immediately prior to the transaction; and (iii) a recapitalization, liquidation, dissolution, or other similar transaction involving the Corporation, other than a recapitalization, liquidation, dissolution, or other similar transaction that would result in the voting securities of the Corporation outstanding immediately prior thereto continuing to represent (either by remaining outstanding or being converted into voting securities of the surviving entity or its parent) more than fifty percent (50%) of the total voting power represented by the voting securities of the Corporation and more than fifty percent (50%) of the total number of outstanding shares of the Corporation’s capital stock, in each case as outstanding immediately after such recapitalization, liquidation, dissolution or other similar transaction, and the stockholders of the Corporation immediately prior to the recapitalization, liquidation, dissolution or other similar transaction continuing to own voting securities of the Corporation, the surviving entity or its parent immediately following the recapitalization, liquidation, dissolution or other similar transaction in substantially the same proportions (vis a vis each other) as such stockholders owned of the voting securities of the Corporation immediately prior to the transaction.
“Effective Date” means the date on which this Amended and Restated Certificate of Incorporation is first effective.
“Family Member” means with respect to any natural person who is a Qualified Stockholder (a) the spouse of such Qualified Stockholder, (b) the parents, grandparents, lineal descendants, siblings or lineal descendants of siblings of such Qualified Stockholder or (c) the parents, grandparents, lineal descendants, siblings or lineal descendants of siblings of the spouse of such Qualified Stockholder. Lineal descendants shall include adopted persons, but only so long as they are adopted during minority.
“Fiduciary” means a Person who (a) is an executor, personal representative, administrator, trustee, manager, managing member, general partner, director, officer or any other agent of a Person and (b) manages, controls or otherwise has decision-making authority with respect to such Person, but, in each case, only to the extent that such Person may be removed, directly or indirectly, by one or more Qualified Stockholders and replaced with another Fiduciary selected, directly or indirectly, by one or more Qualified Stockholders.
“Final Conversion Date” means the date on which no shares of Class B Common Stock shall remain outstanding.
“Founder” means Dr. Jonathan M. Rothberg.
“Liquidation Event” means any liquidation, dissolution, or winding up of the Corporation, whether voluntary or involuntary, or any Change of Control Transaction.
“Merger” means the merger of Clay Merger Sub, Inc. with and into Butterfly Network, Inc. pursuant to that certain Business Combination Agreement, dated as of November 19, 2020, by and among the Corporation, Clay Merger Sub, Inc., a Delaware corporation, and Butterfly Network, Inc.
“Parent” of an entity means any entity that directly or indirectly owns or controls a majority of the voting power of the voting securities of such entity.
“Permitted Entity” means:

(a)   a Permitted Trust for so long as such Permitted Trust is solely for the current benefit of a Qualified Beneficiary (and, for the avoidance of doubt, notwithstanding that a remainder interest in such Permitted Trust is for the benefit of any Person other than a Qualified Beneficiary);
(b)   any general partnership, limited partnership, limited liability company, corporation, public benefit corporation or other entity, in each case, for so long as such entity is exclusively owned, by (1) one or more Qualified Stockholders, (2) one or more Family Members of such Qualified Stockholders and/or (3) any other Permitted Entity of such Qualified Stockholders;
(c)   any foundation or similar entity or any Qualified Charity for so long as (i) one or more Qualified Stockholders continues to, directly or indirectly, exercise Voting Control over any shares of Class B Common Stock from time to time Transferred to such foundation or similar entity or Qualified Charity, and/or (ii) a Fiduciary of such foundation or similar entity or Qualified Charity exercises Voting Control over such shares of Class B Common Stock;
(d)   an Individual Retirement Account, as defined in Section 408(a) of the Internal Revenue Code, or a pension, profit sharing, stock bonus or other type of plan or trust of which such Qualified Stockholder is a participant or beneficiary and which satisfies the requirements for qualification under Section 401 of the Internal Revenue Code for so long as such Qualified Stockholder has sole dispositive power and exclusive Voting Control with respect to the shares of Class B Common Stock held in such account, plan or trust;
(e)   the executor or personal representative of the estate of a Qualified Stockholder upon the death of such Qualified Stockholder solely to the extent the executor or personal representative is acting in the capacity of executor or personal representative of such estate;
(f)   a revocable living trust, which revocable living trust is itself both a Permitted Trust and a Qualified Stockholder, during the lifetime of the natural person grantor of such trust; or
(g)   a revocable living trust (including any irrevocable administrative trust resulting from the death of the natural person grantor of such trust) which trust is itself both a Permitted Trust and a Qualified Stockholder, following the death of the natural person grantor of such trust, solely to the extent that such shares are held in such trust pending distribution to the beneficiaries designated in such trust.
Except as explicitly provided for herein, a Permitted Entity of a Qualified Stockholder shall not cease to be a Permitted Entity solely by reason of the death of that Qualified Stockholder.
“Permitted Transfer” means, and is restricted to, any Transfer of a share of Class B Common Stock:
(h)   by a Qualified Stockholder that is not a Permitted Entity to (i) one or more Family Members of such Qualified Stockholder, (ii) any Permitted Entity of such Qualified Stockholder, or (iii) any Permitted Entity of one or more Family Members of such Qualified Stockholder;
(i)   by a Permitted Entity of a Qualified Stockholder to (i) such Qualified Stockholder or one or more Family Members of such Qualified Stockholder, (ii) any other Permitted Entity of such Qualified Stockholder, or (iii) any Permitted Entity of one or more Family Members of such Qualified Stockholder; or
(j)   any Transfer approved in advance by the Board, or a duly authorized committee of the Board, upon a determination that such Transfer is not inconsistent with the purposes of the foregoing provisions of this definition of “Permitted Transfer.”
For the avoidance of doubt, the direct Transfer of any share or shares of Class B Common Stock by a holder thereof to any other Person shall qualify as a “Permitted Transfer” within the meaning of this Section, if such Transfer could have been completed indirectly through one or more transactions involving more than one Transfer, so long as each Transfer in such transaction or transactions would otherwise have qualified as a “Permitted Transfer” within the meaning of this Section. For the further avoidance of doubt, a Transfer may qualify as a “Permitted Transfer” within the meaning of this Section under any one or more than one of the clauses of this Section as may be applicable to such Transfer, without regard to any proviso in, or requirement of, any other clause(s) of this Section.
“Permitted Transferee” means, as of any date of determination, a Person that is entitled to be a transferee of shares of Class B Common Stock in a Transfer that, as of such date, would constitute a Permitted Transfer.
“Permitted Trust” means a bona fide trust where each trustee is (a) a Qualified Stockholder; (b) a Family Member of a Qualified Stockholder; or (c) a professional in the business of providing trustee services, including private professional fiduciaries, trust companies, accounting, legal or financial advisor, or bank trust departments.
“Person” means any individual, corporation, limited liability company, limited or general partnership, joint venture, association, joint-stock company, trust, unincorporated organization or other entity, whether domestic or foreign.
“Qualified Beneficiary” means (i) one or more Qualified Stockholders, (ii) one or more Family Members of a Qualified Stockholder and/or (iii) any other Permitted Entities of one or more Qualified Stockholders.
“Qualified Charity” means a domestic U.S. charitable organization, contributions to which are deductible for federal income, estate, gift and generation skipping transfer tax purposes.
“Qualified Stockholder” means (i) the Founder, (ii) any Person that receives Class B Common Stock in the Merger, and (iii) any Person that is a Permitted Transferee.
“Requisite Stockholder Consent” means (i) prior to the Voting Threshold Date, the action at a meeting or by written consent (to the extent permitted under this Amended and Restated Certificate of Incorporation) of the holders of a majority in voting power of the shares of capital stock of the Corporation that would then be entitled to vote in the election of directors at an annual meeting of stockholders, and (ii) on and after the Voting Threshold Date, the action at a meeting or by written consent (to the extent permitted under this Amended and Restated Certificate of Incorporation) of the holders of two-thirds (2/3rds) of the voting power of the shares of capital stock of the Corporation that would then be entitled to vote in the election of directors at an annual meeting of stockholders.
“Transfer” of a share of Class B Common Stock means, directly or indirectly, any sale, assignment, transfer, conveyance, hypothecation or other transfer or disposition of such share or any legal or beneficial interest in such share, whether or not for value and whether voluntary or involuntary or by operation of law (including by merger, consolidation or otherwise), including, without limitation, the transfer of a share of Class B Common Stock to a broker or other nominee or the transfer of, or entering into a binding agreement with respect to, Voting Control over such share by proxy or otherwise. A Transfer shall also be deemed to have occurred with respect to a share of Class B Common Stock beneficially held by a Person that received shares in a Permitted Transfer if there occurs any act or circumstance that causes such Person to no longer be a Permitted Transferee. In addition, for the avoidance of doubt, a Transfer shall be deemed to have occurred if a holder that is a partnership, limited partnership, limited liability company or corporation distributes or otherwise transfers its shares of Class B Common Stock to its partners, stockholders, members or other equity owners. Notwithstanding the foregoing, the following shall not be considered a Transfer:
(a)   the granting of a revocable proxy to officers or directors of the Corporation at the request of the Board in connection with (i) actions to be taken at an annual or special meeting of stockholders, or (ii) any other action of the stockholders permitted by this Amended and Restated Certificate of Incorporation;
(b)   entering into a voting trust, agreement or arrangement (with or without granting a proxy) solely with stockholders who are holders of Class B Common Stock, which voting trust, agreement or arrangement does not involve any payment of cash, securities or other property to the holder of the shares subject thereto other than the mutual promise to vote shares in a designated manner; for the avoidance of doubt, any voting trust, agreement or arrangement entered into prior to the Effective Date shall not constitute a Transfer;
(c)   the pledge of shares of Class B Common Stock by a stockholder that creates a mere security interest in such shares pursuant to a bona fide loan or indebtedness transaction for so long as such stockholder continues to exercise Voting Control over such pledged shares; provided, however, that a foreclosure on such shares or other similar action by the pledgee shall constitute a Transfer unless such foreclosure or similar action qualifies as a Permitted Transfer at such time;
(d)   any change in the trustee(s) or the Person(s) and/or entity(ies) having or exercising Voting Control over shares of Class B Common Stock held by a Permitted Entity, provided that following such change such Permitted Entity continues to be a Permitted Entity;
(e)   (1) the assignment, transfer, conveyance, hypothecation or other transfer or disposition of shares of Class B Common Stock by a Qualified Stockholder to a grantor retained annuity trust (a “GRAT”) for which the trustee is (A) such Qualified Stockholder, (B) a Family Member of such Qualified Stockholder, (C) a professional in the business of providing trustee services, including private professional fiduciaries, trust companies, accounting, legal or financial advisors, or bank trust departments, (D) an employee of the Corporation or a member of the Board or (E) solely in the case of any such trust established by a natural Person grantor, any other bona fide trustee; (2) the change in trustee for such a GRAT from one of the Persons identified in the foregoing subclauses (A) through (E) to another Person identified in the foregoing subclauses (A) through (E); and (3) the distribution of such shares of Class B Common Stock from such GRAT to such Qualified Stockholder (provided, however, that the distribution of shares of Class B Common Stock to any beneficiary of such GRAT except such Qualified Stockholder shall constitute a Transfer unless such distribution qualifies as a Permitted Transfer at such time);
(f)   any Transfer of shares of Class B Common Stock, whether by a Qualified Stockholder or a Permitted Entity, to a broker or other nominee for so long as the transferor retains (i) Voting Control, (ii) sole dispositive power over such shares of Class B Common Stock, and (iii) the economic consequences of ownership of such shares of Class B Common Stock;
(g)   entering into a trading plan pursuant to Rule 10b5-1 under the Securities Exchange Act of 1934, as amended, with a broker or other nominee; provided, however, that a sale of such shares of Class B Common Stock pursuant to such plan shall constitute a “Transfer” at the time of such sale;
(h)   in connection with a Change of Control Transaction (1) the entering into a support, voting, tender or similar agreement or arrangement, (2) the granting of any proxy and/or (3) the tendering of any shares in any tender or exchange offer for all of the outstanding shares of Class A Common Stock and Class B Common Stock;
(i)   due to the fact that the spouse of any holder of shares of Class B Common Stock possesses or obtains an interest in such holder’s shares of Class B Common Stock arising solely by reason of the application of the community property laws of any jurisdiction, so long as no other event or circumstance shall exist or have occurred that constitutes a “Transfer” of such shares of Class B Common Stock; provided that any transfer of shares by any holder of shares of Class B Common Stock to such holder’s spouse, including a transfer in connection with a divorce proceeding, domestic relations order or similar legal requirement, shall constitute a “Transfer” of such shares of Class B Common Stock unless (1) otherwise exempt from the definition of Transfer, or (2) in connection with such divorce proceeding, domestic relations order or similar legal requirement, a Qualified Stockholder is entitled to retain (and for so long as a Qualified Stockholder does actually retain) either (x) the exclusive right to exercise the power to vote or direct the voting of such shares of Class B Common Stock, or (y) sole dispositive power over such shares of Class B Common Stock; and
(j)   entering into a support, voting, tender or similar agreement, arrangement or understanding (with or without granting a proxy) in connection with a Liquidation Event or consummating the actions or transactions contemplated therein (including, without limitation, tendering shares of

Class B Common Stock in connection with a Liquidation Event, the consummation of a Liquidation Event or the sale, assignment, transfer, conveyance, hypothecation or other transfer or disposition of shares of Class B Common Stock or any legal or beneficial interest in shares of Class B Common Stock in connection with a Liquidation Event), provided that such Liquidation Event was approved by the Board.
“Voting Control” means, with respect to a share of Class B Common Stock, the power (whether exclusive or shared) to vote or direct the voting of such share by proxy, voting agreement or otherwise.
“Voting Threshold Date” means the first date on which the issued and outstanding shares of Class B Common Stock represents less than 50% of the total voting power of the then outstanding shares of capital stock of the Corporation that would then be entitled to vote in the election of directors at an annual meeting of stockholders.
B.
PREFERRED STOCK

Subject to Article IV, Part A Section 9, Preferred Stock may be issued from time to time in one or more series, each of such series to have such terms as stated or expressed herein and in the resolution or resolutions providing for the issue of such series adopted by the Board as hereinafter provided. Any shares of Preferred Stock which may be redeemed, purchased or acquired by the Corporation may be reissued except as otherwise provided by law.
Subject to Article IV, Part A Section 9, authority is hereby expressly granted to the Board from time to time to issue the Preferred Stock in one or more series, and in connection with the creation of any such series, by adopting a resolution or resolutions providing for the issuance of the shares thereof and by filing a certificate of designations relating thereto in accordance with the DGCL (a “Preferred Stock Designation”), to determine and fix the number of shares of such series and such voting powers, full or limited, or no voting powers, and such designations, preferences and relative participating, optional or other special rights, and qualifications, limitations or restrictions thereof, including without limitation thereof, dividend rights, conversion rights, redemption privileges and liquidation preferences, as shall be stated and expressed in such resolutions, all to the full extent now or hereafter permitted by the DGCL. Without limiting the generality of the foregoing, the resolutions providing for issuance of any series of Preferred Stock may provide that such series shall be superior or rank equally or be junior to any other series of Preferred Stock to the extent permitted by law.
ARTICLE V
AMENDMENT OF THE CERTIFICATE OF INCORPORATION
The Corporation reserves the right to amend, alter, change, adopt or repeal any provision contained in this Amended and Restated Certificate of Incorporation, in the manner now or hereafter prescribed by statute, and all rights conferred upon stockholders herein are granted subject to this reservation; provided, however, that, notwithstanding any other provision of this Amended and Restated Certificate of Incorporation or any provision of law that might otherwise permit a lesser vote or no vote, but in addition to any vote of the holders of shares of any class or series of capital stock of the Corporation required by law or by this Amended and Restated Certificate of Incorporation, the affirmative vote of the holders of a majority of the voting power of the then-outstanding shares of capital stock of the Corporation entitled to vote generally in the election of directors, voting together as a single class, shall be required to amend or repeal any provision of this Amended and Restated Certificate of Incorporation, or adopt any provision of this Amended and Restated Certificate of Incorporation inconsistent therewith; provided further, so long as any shares of Class B Common Stock remain outstanding, the Corporation shall not, without the prior affirmative vote of the holders of two-thirds (2/3rds) of the outstanding shares of Class B Common Stock, voting as a separate class, in addition to any other vote required by applicable law or this Amended and Restated Certificate of Incorporation, directly or indirectly, whether by amendment, or through merger, recapitalization, consolidation or otherwise amend, alter, change, repeal or adopt any provision of this Amended and Restated Certificate of Incorporation (1) in a manner that is inconsistent with, or that otherwise alters or changes, any of the voting, conversion, dividend or liquidation provisions of the shares of Class B Common Stock or other rights, powers, preferences or privileges of the shares of Class B Common Stock;

(2) to provide for each share of Class A Common Stock or Preferred Stock to have more than one (1) vote per share or any rights to a separate class vote of the holders of shares of Class A Common Stock other than as provided by this Amended and Restated Certificate of Incorporation or required by the DGCL; or (3) to otherwise adversely impact or affect the rights, powers, preferences or privileges of the shares of Class B Common Stock in a manner that is disparate from the manner in which it affects the rights, powers, preferences or privileges of the shares of Class A Common Stock; provided further, so long as any shares of Class A Common Stock remain outstanding, the Corporation shall not, without the prior affirmative vote of the holders of a majority of the outstanding shares of Class A Common Stock, voting as a separate class, in addition to any other vote required by applicable law or this Amended and Restated Certificate of Incorporation, directly or indirectly, whether by amendment, or through merger, recapitalization, consolidation or otherwise amend, alter, change, repeal or adopt any provision of this Amended and Restated Certificate of Incorporation (1) in a manner that is inconsistent with, or that otherwise alters or changes the powers, preferences, or special rights of the shares of Class A Common Stock so as to affect them adversely; or (2) to provide for each share of Class B Common Stock to have more than twenty (20) votes per share or any rights to a separate class vote of the holders of shares of Class B Common Stock other than as provided by this Amended and Restated Certificate of Incorporation or required by the DGCL. For the avoidance of doubt, (i) nothing in the immediately preceding provisos shall limit the rights of the Board as specified in Article IV, Part B (as qualified by Article IV, Part A, Section 9) or Article VI of this Amended and Restated Certificate of Incorporation, and (ii) notwithstanding anything in this Article V to the contrary, any amendment to a provision that contemplates a specific approval requirement by the stockholders (or any class of capital stock of the Corporation) in this Amended and Restated Certificate of Incorporation (including the definition of Requisite Stockholder Consent and Voting Threshold Date) shall require the greater of (x) the specific approval requirement by the stockholders (or any class of capital stock of the Corporation) contemplated in such provision, and (y) the approval requirements contemplated by this Article V.
ARTICLE VI
AMENDMENT OF THE BYLAWS
In furtherance and not in limitation of the powers conferred upon it by the DGCL, and subject to the terms of any series of Preferred Stock, the Board shall have the power to adopt, amend, alter or repeal the Bylaws of the Corporation by the affirmative vote of a majority of the directors present at any regular or special meeting of the Board at which a quorum is present in any manner not inconsistent with the laws of the State of Delaware or this Amended and Restated Certificate of Incorporation. The stockholders may not adopt, amend, alter or repeal the Bylaws of the Corporation, or adopt any provision inconsistent therewith, unless such action is approved, in addition to any other vote required by this Amended and Restated Certificate of Incorporation, by the Requisite Stockholder Consent.
ARTICLE VII
CORPORATE OPPORTUNITIES
The Corporation renounces any interest or expectancy of the Corporation in, or in being offered an opportunity to participate in, any Excluded Opportunity. An “Excluded Opportunity” is any matter, transaction or interest that is presented to, or acquired, created or developed by, or which otherwise comes into the possession of, any director of the Corporation who is not an employee of the Corporation or any of its subsidiaries (a “Covered Person”), unless such matter, transaction or interest is presented to, or acquired, created or developed by, or otherwise comes into the possession of, a Covered Person expressly and solely in such Covered Person’s capacity as a director of the Corporation.
ARTICLE VIII
BOARD OF DIRECTORS
This Article VIII is inserted for the management of the business and for the conduct of the affairs of the Corporation, and for further definition, limitation and regulation of the powers of the Corporation and of its directors and stockholders.

(A)   General Powers.   The business and affairs of the Corporation shall be managed by or under the direction of the Board, except as otherwise provided by law.
(B)   Number of Directors.   Subject to the rights of holders of any series of Preferred Stock to elect directors, the number of the directors of the Corporation shall be fixed from time to time solely by the Board; provided, however, that prior to the Voting Threshold Date, unless otherwise approved by the Requisite Stockholder Consent, the number of the directors shall not exceed nine (9). For the avoidance of doubt, no decrease in the number of directors constituting the Board shall shorten the term of any incumbent director.
(C)   Tenure.   The directors shall be elected or appointed for a term of office continuing until the next annual meeting of stockholders of the Corporation. Each director shall hold office until such director’s successor is elected and qualified, or until such director’s earlier death, resignation, disqualification or removal from office. Any director may resign at any time upon notice to the Corporation given in writing by any electronic transmission permitted in the Corporation’s Bylaws or in accordance with applicable law.
(D)   Vacancies; Newly Created Directorships.   Subject to the rights of holders of any series of Preferred Stock, any newly created directorship that results from an increase in the number of directors or any vacancy on the Board that results from the death, disability, resignation, disqualification or removal of any director or from any other cause shall be filled: (i) prior to the Voting Threshold Date, (x) if the number of directors fixed pursuant to Section B of this Article VIII does not exceed nine (9), by the affirmative vote of a majority of the total number of directors then in office, even if less than a quorum, or by a sole remaining director, or by the stockholders of the Corporation with the Requisite Stockholder Consent, and (y) if the number of directors fixed pursuant to Section B of this Article VIII exceeds nine (9), solely by the stockholders of the Corporation with the Requisite Stockholder Consent; or (ii) on or after the Voting Threshold Date solely by the affirmative vote of a majority of the total number of directors then in office, even if less than a quorum, or by a sole remaining director.
(E)   Removal.   Subject to the rights of the holders of any series of Preferred Stock expressly set forth in a Preferred Stock Designation adopted in compliance with this Amended and Restated Certification of Incorporation, any director or the entire Board may be removed from office at any time with or without cause and for any or no reason only with and immediately upon the Requisite Stockholder Consent.
(F)   Committees.   Pursuant to the Bylaws of the Corporation, the Board may establish one or more committees to which may be delegated any or all of the powers and duties of the Board to the full extent permitted by law.
(G)   Stockholder Nominations and Introduction of Business.   Advance notice of stockholder nominations for election of directors and other business to be brought by stockholders before a meeting of stockholders shall be given in the manner provided by the Bylaws.
(H)   Preferred Stock Directors.   During any period when the holders of any series of Preferred Stock have the right to elect additional directors as provided for or fixed pursuant to and in accordance with the provisions of Article IV hereof or any Preferred Stock Designation, then upon commencement and for the duration of the period during which such right continues: (i) the then otherwise total number of authorized directors of the Corporation shall automatically be increased by such specified number of directors, and the holders of such Preferred Stock shall be entitled to elect the additional directors so provided for or fixed pursuant to said provisions, and (ii) each such additional director shall serve until such director’s successor shall have been duly elected and qualified, or until such director’s right to hold such office terminates pursuant to said provisions, whichever occurs earlier, subject to his earlier death, disqualification, resignation or removal. Except as otherwise provided for or fixed pursuant to and in accordance with the provisions of Article IV hereof or any Preferred Stock Designation, whenever the holders of any series of Preferred Stock having such right to elect additional directors are divested of such right pursuant to the provisions of such stock, all such additional directors elected by the holders of such stock, or elected or appointed to fill any vacancies resulting from the death, resignation, disqualification or removal of such additional directors shall automatically cease to be qualified as directors, the terms of office of all such directors shall forthwith terminate and the total authorized number of directors of the Corporation shall be reduced accordingly.
ARTICLE IX
ELECTION OF DIRECTORS
Unless and except to the extent that the Bylaws shall so require, the election of directors of the Corporation need not be by written ballot. The vote required for election of a director by the stockholders at a meeting of stockholders shall, except in a contested election, be the affirmative vote of a majority of the votes cast in favor or against the election of a nominee at a meeting of stockholders. In a contested election, (i) the directors shall be elected by a plurality of the votes cast at a meeting of stockholders by the holders of stock entitled to vote in such election, and (ii) stockholders shall not be permitted to vote against a nominee. An election shall be considered contested if, as of the tenth (10th) day preceding the date the Corporation first mails its notice of meeting for such meeting to the stockholders of the Corporation, there are more nominees for election than directorships on the Board to be filled by election at the meeting.
ARTICLE X
LIMITATION OF DIRECTOR LIABILITY
To the fullest extent permitted by the DGCL as the same exists or as may hereafter be amended, a director of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director; provided, however, that nothing contained in this Article X shall eliminate or limit the liability of a director (i) for any breach of the director’s duty of loyalty to the Corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) pursuant to the provisions of Section 174 of the DGCL, or (iv) for any transaction from which the director derived an improper personal benefit. No repeal or modification of this Article X shall apply to or have any adverse effect on any right or protection of, or any limitation of the liability of, a director of the Corporation existing at the time of such repeal or modification with respect to acts or omissions occurring prior to such repeal or modification.
ARTICLE XI
INDEMNIFICATION
The Corporation may indemnify, and advance expenses to, to the fullest extent permitted by law, any person who was or is a party to or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative by reason of the fact that the person is or was a director, officer, employee or agent of the Corporation, or is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise.
ARTICLE XII
CONSENT OF STOCKHOLDERS IN LIEU OF MEETING
Subject to the terms of any series of Preferred Stock, any action required or permitted to be taken by the stockholders of the Corporation must be effected at an annual or special meeting of the stockholders and may not be effected by written consent in lieu of a meeting; provided, that prior to the Voting Threshold Date, any action required or permitted to be taken at any annual or special meeting of stockholders of the Corporation may be taken without a meeting, without prior notice and without a vote, if a consent or consents in writing, setting forth the action so taken, shall be signed by the holders of the outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted and shall be delivered to the Corporation by delivery to its registered office in the State of Delaware, its principal place of business, or an officer or agent of the Corporation having custody of the books in which proceedings of meetings of stockholders are recorded. Delivery made to the Corporation’s registered office shall be made by hand, overnight courier or by certified or registered mail, return receipt requested.

ARTICLE XIII
SPECIAL MEETING OF STOCKHOLDERS
Special meetings of stockholders for any purpose or purposes may be called at any time by the Board, the Chairperson of the Board or the Chief Executive Officer of the Corporation, and may not be called by another other Person or Persons; provided that, prior to the Final Conversion Date, special meetings of stockholders for any purpose or purposes may also be called by or at the request of stockholders of the Corporation collectively holding shares of capital stock of the Corporation with voting power sufficient to provide the Requisite Stockholder Consent. Business transacted at any special meeting of stockholders shall be limited to matters relating to the purpose or purposes stated in the notice of meeting.
ARTICLE XIV
FORUM SELECTION
Unless the Corporation consents in writing to the selection of an alternative forum, (i) the Court of Chancery (the “Chancery Court”) of the State of Delaware (or, in the event that the Chancery Court does not have jurisdiction, the federal district court for the District of Delaware or other state courts of the State of Delaware) shall, to the fullest extent permitted by law, be the sole and exclusive forum for (1) any derivative action or proceeding brought on behalf of the Corporation, (2) any action asserting a claim of breach of a fiduciary duty owed by, or any other wrongdoing by, any current or former director, officer, other employee or stockholder of the Corporation, (3) any action asserting a claim against the Corporation arising pursuant to any provision of the DGCL, this Amended and Restated Certificate of Incorporation or the Bylaws or as to which the DGCL confers jurisdiction on the Court of Chancery, (4) any action to interpret, apply, enforce or determine the validity of any provisions of this Amended and Restated Certificate of Incorporation or the Bylaws, or (5) any other action asserting a claim governed by the internal affairs doctrine and (ii) notwithstanding anything to the contrary herein, but subject to the foregoing provisions of this Article XIV, the federal district courts of the United States shall be the exclusive forum for the resolution of any action, suit or proceeding asserting a cause of action arising under the Securities Act of 1933, as amended. If any action the subject matter of which is within the scope of the preceding sentence is filed in a court other than the applicable courts specified in the immediately preceding sentence (a “Foreign Action”) in the name of any stockholder, such stockholder shall, to the fullest extent permitted by applicable law, be deemed to have consented to (a) the personal jurisdiction of the state and federal courts located within the State of Delaware in connection with any action brought in any such court to enforce the preceding sentence and (b) having service of process made upon such stockholder in any such action by service upon such stockholder’s counsel in the Foreign Action as agent for such stockholder. This provision will not apply to claims arising under the Securities Exchange Act of 1934, as amended, or other federal securities laws for which there is exclusive federal jurisdiction. Any Person or entity purchasing or otherwise acquiring or holding any interest in shares of capital stock of the Corporation shall be deemed to have notice of and consented to the provisions of this Article XIV.
ARTICLE XV
MISCELLANEOUS
If any provision or provisions of this Amended and Restated Certificate of Incorporation shall be held to be invalid, illegal or unenforceable as applied to any circumstance for any reason whatsoever: (i) the validity, legality and enforceability of such provisions in any other circumstance and of the remaining provisions of this Amended and Restated Certificate of Incorporation (including, without limitation, each portion of any paragraph of this Amended and Restated Certificate of Incorporation containing any such provision held to be invalid, illegal or unenforceable that is not itself held to be invalid, illegal or unenforceable) shall not in any way be affected or impaired thereby and (ii) to the fullest extent possible and without limiting any other provisions of this Amended and Restated Certificate of Incorporation (or any other provision of the Bylaws or any agreement entered into by the Corporation), the provisions of this Amended and Restated Certificate of Incorporation (including, without limitation, each such portion of any paragraph of this Amended and Restated Certificate of Incorporation containing any such provision held to be invalid, illegal or unenforceable) shall be construed so as to permit the Corporation to protect its directors, officers, employees and agents from personal liability in respect of their good faith service to, or for the benefit of, the Corporation to the fullest extent permitted by law.
To the fullest extent permitted by law, each and every Person purchasing or otherwise acquiring any interest (of any nature whatsoever) in any shares of the capital stock of the Corporation shall be deemed, by reason of and from and after the time of such purchase or other acquisition, to have notice of and to have consented to all of the provisions of (a) this Amended and Restated Certificate of Incorporation, (b) the Bylaws and (c) any amendment to this Amended and Restated Certificate of Incorporation or the Bylaws enacted or adopted in accordance with this Amended and Restated Certificate of Incorporation, the Bylaws and applicable law.
[Remainder of Page Intentionally Left Blank]

IN WITNESS WHEREOF, the undersigned has executed this Second Amended and Restated Certificate of Incorporation, which shall be effective at [•] Eastern time on [•], 2021.
LONGVIEW ACQUISITION CORP.
By:

Name:
Title:
Signature Page to Amended and Restated Certificate of Incorporation

ANNEX C
FORM OF AMENDED AND RESTATED BYLAWS
OF
BUTTERFLY NETWORK, INC.

C-i

C-ii

ARTICLE I.
STOCKHOLDERS
1.1.   Place of Meetings.   All meetings of stockholders shall be held at such place, if any, as may be designated from time to time by the Board of Directors (the “Board”) of Butterfly Network, Inc. (the “Corporation”), the Chairperson of the Board or the Chief Executive Officer or, if not so designated, at the principal office of the Corporation.
1.2.   Annual Meeting.   The annual meeting of stockholders for the election of directors to succeed those whose terms expire and for the transaction of such other business as may properly be brought before the meeting shall be held on a date and at a time designated by the Board, the Chairperson of the Board or the Chief Executive Officer. The Corporation may postpone, recess, reschedule or cancel any previously scheduled annual meeting of stockholders.
1.3.   Special Meetings.   Special meetings of stockholders for any purpose or purposes may be called at any time by only the Board, the Chairperson of the Board or the Chief Executive Officer, and may not be called by any other person or persons; provided that, prior to the Final Conversion Date (as defined in the Certificate of Incorporation), special meetings of stockholders for any purpose or purposes may also be called by or at the request of stockholders of the Corporation collectively holding shares of capital stock of the Corporation with voting power sufficient to provide the Requisite Stockholder Consent (as defined in the Certificate of Incorporation). Business transacted at any special meeting of stockholders shall be limited to matters relating to the purpose or purposes stated in the notice of meeting. The Corporation may postpone, reschedule or cancel any previously scheduled meeting of stockholders; provided, however, that with respect to any special meeting of stockholders of the Corporation previously scheduled at the request of the Requisite Stockholder Consent, the Corporation shall not postpose, reschedule or cancel any such special meeting without the prior written consent of the stockholders who comprised the Requisite Stockholder Consent.
1.4.   Notice of Meetings.   Except as otherwise provided by law, the Certificate of Incorporation or these Bylaws, notice of each meeting of stockholders, whether annual or special, shall be given not less than ten (10) nor more than sixty (60) days before the date of the meeting to each stockholder entitled to vote at such meeting as of the record date for determining the stockholders entitled to notice of the meeting. Without limiting the manner by which notice otherwise may be given to stockholders, any notice to stockholders given by the Corporation shall be effective if given by electronic transmission in accordance with the General Corporation Law of the State of Delaware (the “DGCL”). The notices of all meetings shall state the place, if any, date and time of the meeting, the means of remote communications, if any, by which stockholders and proxyholders may be deemed to be present in person and vote at such meeting, and the record date for determining the stockholders entitled to vote at the meeting (if such date is different from the record date for stockholders entitled to notice of the meeting). The notice of a special meeting shall state, in addition, the purpose or purposes for which the meeting is called. If notice is given by mail, such notice shall be deemed given when deposited in the United States mail, postage prepaid, directed to the stockholder at such stockholder’s address as it appears on the records of the Corporation. If notice is given by electronic transmission, such notice shall be deemed given at the time specified in Section 232 of the DGCL.
1.5.   Voting List.   The Corporation shall prepare, at least ten (10) days before every meeting of stockholders, a complete list of the stockholders entitled to vote at the meeting (provided, however, if the record date for determining the stockholders entitled to vote is less than ten (10) days before the date of the meeting, the list shall reflect the stockholders entitled to vote as of the tenth day before the meeting date), arranged in alphabetical order, and showing the address of each stockholder and the number of shares registered in the name of each stockholder; provided, that such list shall not be required to contain the electronic mail address or other electronic contact information of any stockholder. Such list shall be open to the examination of any stockholder, for any purpose germane to the meeting, for a period of at least ten (10) days prior to the meeting: (a) on a reasonably accessible electronic network, provided that the information required to gain access to such list is provided with the notice of the meeting, or (b) during ordinary business hours, at the principal place of business of the Corporation. If the meeting is to be held at a place, then the list shall also be produced and kept at the time and place of the meeting during the whole time thereof, and may be examined by any stockholder who is present. If the meeting is to be held solely by means of remote communication, then such list shall also be open to the examination of any stockholder during the whole time of the meeting on a reasonably accessible electronic network, and the information required to access such list shall be provided with the notice of the meeting. Except as otherwise provided by law, the stock ledger contemplated by this Section 1.5 shall be the only evidence as to who are the stockholders entitled to examine the list of stockholders required by this Section 1.5 or entitled to vote in person or by proxy at any meeting of stockholders.
1.6.   Quorum.   Except as otherwise provided by law, the Certificate of Incorporation or these Bylaws, at each meeting of stockholders the holders of a majority in voting power of the shares of the capital stock of the Corporation issued and outstanding and entitled to vote at the meeting, present in person or represented by proxy, shall constitute a quorum for the transaction of business; provided, however, that where a separate vote by a class or classes or series of capital stock is required by law or the Certificate of Incorporation, the holders of a majority in voting power of the shares of such class or classes or series of the capital stock of the Corporation issued and outstanding and entitled to vote on such matter, present in person or represented by proxy, shall constitute a quorum entitled to take action with respect to the vote on such matter. A quorum, once established at a meeting, shall not be broken by the withdrawal of enough votes to leave less than a quorum.
1.7.   Adjournments.   Any meeting of stockholders may be adjourned from time to time to any other time and to the same or some other place at which a meeting of stockholders may be held under these Bylaws by the Board, the chairperson of the meeting or, if directed to be voted on by the chairperson of the meeting, by a majority of the votes cast by stockholders present or represented at the meeting and entitled to vote thereon, although less than a quorum. It shall not be necessary to notify any stockholder of any adjournment of thirty (30) days or less if the time and place of the adjourned meeting, and the means of remote communication, if any, by which stockholders and proxyholders may be deemed to be present in person and vote at such adjourned meeting, are announced at the meeting at which adjournment is taken, unless after the adjournment a new record date is fixed for determination of stockholders entitled to vote at the adjourned meeting (in which case the Board shall fix the same or an earlier date as the record date for determining stockholders entitled to notice of such adjourned meeting and shall give notice of the adjourned meeting to each stockholder of record as of such date). At the adjourned meeting, the Corporation may transact any business which might have been transacted at the original meeting.
1.8.   Voting and Proxies.   Each stockholder of record entitled to vote at a meeting of stockholders may vote in person or may authorize another person or persons to vote for such stockholder by proxy. Except as otherwise limited therein, proxies shall entitle the persons authorized thereby to vote at any adjournment of such meeting. Proxies shall be filed with the Secretary of the Corporation. No such proxy shall be voted upon after three years from its date, unless the proxy expressly provides for a longer period. A proxy may be irrevocable if it states that it is irrevocable and if, and only as long as, it is coupled with an interest sufficient in law to support an irrevocable power, regardless of whether the interest with which it is coupled is an interest in the stock itself or an interest in the Corporation generally. A stockholder may revoke any proxy which is not irrevocable by attending the meeting and voting in person or by filing an instrument in writing revoking the proxy or another duly executed proxy bearing a later date with the Secretary of the Corporation.
1.9.   Action at Meeting.   When a quorum is present at any meeting, any matter other than the election of directors to be voted upon by the stockholders at such meeting shall be decided by a majority of the votes cast by the holders of all of the shares of stock present in person or represented by proxy at the meeting and voting affirmatively or negatively on such matter (or if one or more class, classes or series of stock are entitled to vote as a separate class or series, then a majority of the votes cast by the holders of the shares of stock of such class, classes or series entitled to vote as a separate class or series present or represented by proxy at the meeting and voting affirmatively or negatively on such matter), except when a different or minimum vote is required by law, regulation applicable to the Corporation or its securities, the rules or regulations of any stock exchange applicable to the Corporation, the Certificate of Incorporation or these Bylaws, in which case such different or minimum vote shall be the required vote on such matter. When a quorum is present at any meeting, in any election by stockholders of directors other than in a contested election, directors shall be elected by the affirmative vote of a majority of the votes cast in favor or against the election of a nominee at a meeting of stockholders. In a contested election, (i) the directors shall be elected by a plurality of the votes cast at a meeting of stockholders by the holders of stock entitled to vote in such election, and (ii) stockholders shall not be permitted to vote against a nominee. An election shall be considered contested if, as of the tenth (10th) day preceding the date on which the Corporation first mails its notice of meeting for such meeting to the stockholders of the Corporation, there are more nominees for election than directorships on the Board to be filled by election at the meeting.
1.10.   Nomination of Directors.
(A)   Except for any directors entitled to be elected by the holders of preferred stock, at any meeting of stockholders, only persons who are nominated in accordance with the procedures in this Section 1.10 shall be eligible for election as directors. Nominations of persons for election to the Board at an annual meeting of stockholders or a special meeting of stockholders at which directors are to be elected pursuant to the Corporation’s notice of meeting may be made (i) by or at the direction of the Board or any duly authorized committee thereof or (ii) by any stockholder of the Corporation who (x) timely complies with the notice procedures in Section 1.10(B), (y) is a stockholder of record on the date of the giving of such notice and on the record date for the determination of stockholders entitled to vote at such meeting and (z) is entitled to vote at such meeting and on such election.
(B)   To be timely, a stockholder’s notice must be received in writing by the Secretary at the principal executive offices of the Corporation as follows: (i) in the case of an election of directors at an annual meeting of stockholders, not less than ninety (90) days nor more than one hundred twenty (120) days prior to the first anniversary of the preceding year’s annual meeting; provided, however, that in the event that the date of the annual meeting is advanced by more than thirty (30) days, or delayed by more than seventy (70), from the first anniversary of the preceding year’s annual meeting, a stockholder’s notice must be so received not earlier than the 120th day prior to such annual meeting and not later than the close of business on the later of (A) the 90th day prior to such annual meeting and (B) the tenth day following the day on which public disclosure of the date of such annual meeting is first made; or (ii) in the case of an election of directors at a special meeting of stockholders, provided that directors are to be elected at such special meeting as set forth in the Corporation’s notice of meeting and provided further that the nomination made by the stockholder is for one of the director positions that the notice of meeting states will be filled at such special meeting, not earlier than the 120th day prior to such special meeting and not later than the close of business on the later of (x) the 90th day prior to such special meeting and (y) the tenth day following the day on which public disclosure of the date of such special meeting for the election of directors is first made. The number of nominees a stockholder may nominate for election at a meeting (or in the case of a stockholder giving the notice on behalf of a beneficial owner, the number of nominees a stockholder may nominate for election at the meeting on behalf of such beneficial owner) shall not exceed the number of directors to be elected at such meeting. In no event shall the adjournment or postponement of a meeting (or the public disclosure thereof) commence a new time period (or extend any time period) for the giving of a stockholder’s notice.
The stockholder’s notice to the Secretary shall set forth: (A) as to each proposed nominee (1) such person’s name, age, business address and, if known, residence address, (2) such person’s principal occupation or employment, (3) the class(es) and series and number of shares of stock of the Corporation that are, directly or indirectly, owned, beneficially or of record, by such person, (4) a description of all direct and indirect compensation and other material monetary agreements, arrangements and understandings during the past three years, and any other material relationships, between or among (x) the stockholder, the beneficial owner, if any, on whose behalf the nomination is being made and the respective affiliates and associates of, or others acting in concert with, such stockholder and such beneficial owner, on the one hand, and (y) each proposed nominee, and his or her respective affiliates and associates, or others acting in concert with such nominee(s), on the other hand, including all information that would be required to be disclosed pursuant to Item 404 of Regulation S-K if the stockholder making the nomination and any beneficial owner on whose behalf the nomination is made or any affiliate or associate thereof or person acting in concert therewith were the “registrant” for purposes of such Item and the proposed nominee were a director or executive officer of such registrant, and (5) any other information concerning such person that must be disclosed as to nominees in proxy solicitations pursuant to Regulation 14A under the Securities Exchange Act of 1934, as amended (the “Exchange Act”); and (B) as to the stockholder giving the notice and the beneficial owner, if any, on whose behalf the nomination is being made (1) the name and address of such stockholder, as they appear on the corporation’s books, and of such beneficial owner, (2) the class(es) and series and number of shares of stock of the corporation that are, directly or indirectly, owned, beneficially or of record, by such stockholder and such beneficial owner, (3) a description of any agreement, arrangement or understanding between or among such stockholder and/or such beneficial owner and each proposed nominee and any other person or persons (including their names) pursuant to which the nomination(s) are being made or who may participate in the solicitation of proxies in favor of electing such nominee(s), (4) a description of any agreement, arrangement or understanding (including any derivative or short positions, swaps, profit interests, options, warrants, convertible securities, stock appreciation or similar rights, hedging transactions, and borrowed or loaned shares) that has been entered into by, or on behalf of, such stockholder or such beneficial owner, the effect or intent of which is to mitigate loss to, manage risk or benefit of share price changes for, or increase or decrease the voting power of, such stockholder or such beneficial owner with respect to shares of stock of the Corporation, (5) any other information relating to such stockholder and such beneficial owner that would be required to be disclosed in a proxy statement or other filings required to be made in connection with solicitations of proxies for the election of directors in a contested election pursuant to Section 14 of the Exchange Act and the rules and regulations promulgated thereunder, (6) a representation that such stockholder is a holder of record of stock of the Corporation entitled to vote at such meeting and on such election and intends to appear in person or by proxy at the meeting to nominate the person(s) named in its notice and (7) a representation whether such stockholder and/or such beneficial owner intends or is part of a group which intends (x) to deliver a proxy statement and/or form of proxy to holders of at least the percentage of the Corporation’s outstanding capital stock reasonably believed by such stockholder or such beneficial owner to be sufficient to elect the nominee (and such representation shall be included in any such proxy statement and form of proxy) and/or (y) otherwise to solicit proxies or votes from stockholders in support of such nomination (and such representation shall be included in any such solicitation materials). Not later than ten (10) days after the record date for determining the stockholders entitled to vote at the meeting, the information required by Items (A)(1)-(5) and (B)(1)-(5) of the prior sentence shall be supplemented by the stockholder giving the notice to provide updated information as of such record date. In addition, to be effective, the stockholder’s notice must be accompanied by the written consent of the proposed nominee to serve as a director if elected and to being named in the Corporation’s proxy statement and associated proxy card as a nominee of the stockholder. The Corporation may require any proposed nominee to furnish such other information as the Corporation may reasonably require to, among other things, determine the eligibility of such proposed nominee to serve as a director of the Corporation or whether such nominee would be independent under applicable Securities and Exchange Commission and stock exchange rules and the Corporation’s publicly disclosed corporate governance guidelines, as applicable. A stockholder shall not have complied with this Section 1.10(B) if the stockholder (or beneficial owner, if any, on whose behalf the nomination is made) solicits or does not solicit, as the case may be, proxies or votes in support of such stockholder’s nominee in contravention of the representations with respect thereto required by this Section 1.10.
(C)   The chairperson of any meeting shall have the power and duty to determine whether a nomination was made in accordance with the provisions of this Section 1.10 (including whether the stockholder or beneficial owner, if any, on whose behalf the nomination is made solicited (or is part of a group which solicited) or did not so solicit, as the case may be, proxies in support of such stockholder’s nominee in compliance with the representations with respect thereto required by this Section 1.10), and if the chairperson should determine that a nomination was not made in accordance with the provisions of this Section 1.10, the chairperson shall so declare to the meeting and such nomination shall not be brought before the meeting. Without limiting the foregoing, in advance of any meeting of stockholders, the Board shall also have the power to determine whether any nomination was made in accordance with the provisions of this Section 1.10 (including whether the stockholder or beneficial owner, if any, on whose behalf the nomination is made solicited (or is part of a group which solicited) or did not so solicit, as the case may be, proxies in support of such stockholder’s nominee in compliance with the representations with respect thereto required by this Section 1.10).
(D)   Except as otherwise required by law, nothing in this Section 1.10 shall obligate the Corporation or the Board to include in any proxy statement or other stockholder communication distributed on behalf of the Corporation or the Board information with respect to any nominee for director submitted by a stockholder.

(E)   Notwithstanding the foregoing provisions of this Section 1.10, unless otherwise required by law, if the stockholder (or a qualified representative of the stockholder) does not appear at the meeting to present a nomination, such nomination shall not be brought before the meeting, notwithstanding that proxies in respect of such nominee may have been received by the Corporation. For purposes of this Article I, to be considered a “qualified representative” of the stockholder, a person must be authorized by a written instrument executed by such stockholder or an electronic transmission delivered by such stockholder to act for such stockholder as proxy at the meeting of stockholders and such person must produce such written instrument or electronic transmission, or a reliable reproduction of the written instrument or electronic transmission, at the meeting of stockholders.
(F)   For purposes of this Article I, “public disclosure” shall include disclosure in a press release reported by the Dow Jones News Service, Associated Press or comparable national news service or in a document publicly filed by the corporation with the Securities and Exchange Commission pursuant to Section 13, 14 or 15(d) of the Exchange Act.
(G)   Notwithstanding anything in this Section 1.10 to the contrary, in the event that the number of directors to be elected to the Board at any annual meeting is increased effective after the time period for which nominations would otherwise be due under Section 1.10(B) and there is no public disclosure by the Corporation naming the nominees for the additional directorships at least one hundred (100) days prior to the first anniversary of the preceding year’s annual meeting, a stockholder’s notice required by Section 1.10(B) with respect to nominations for such annual meeting shall also be considered timely, but only with respect to nominees for the additional directorships, if it shall be delivered to the Secretary at the principal executive offices of the Corporation not later than the close of business on the tenth day following the day on which such public disclosure is first made by the Corporation.
1.11.   Notice of Business to be Brought Before a Meeting.
(A)   At an annual meeting of the stockholders, only such business shall be conducted as shall have been properly brought before the meeting. To be properly brought before an annual meeting, business (other than the nominations of persons for election to the Board) must constitute a proper matter for stockholder action and must be (i) specified in a notice of meeting given by or at the direction of the Board or any duly authorized committee thereof, (ii) if not specified in a notice of meeting, otherwise brought before the meeting by the Board or any duly authorized committee thereof or the Chairperson of the Board or (iii) otherwise properly brought before the meeting by a stockholder who (A) (1) was a stockholder of record of the Corporation both at the time of giving the notice provided for in this Section 1.11 and at the time of the meeting, (2) is entitled to vote at the meeting, and (3) has complied with this Section 1.11 in all applicable respects or (B) properly made such proposal in compliance with Rule 14a-8 under the Exchange Act. The foregoing clause (iii) shall be the exclusive means for a stockholder to propose business to be brought before an annual meeting of the stockholders. Notwithstanding anything herein to the contrary, unless otherwise required by law, if a stockholder seeking to bring business before an annual meeting pursuant to clause (iii) of this Section 1.11(A) (or a qualified representative of the stockholder) does not appear at the meeting to present the proposed business, such proposed business shall not be transacted, notwithstanding that proxies in respect of such proposed business may have been received by the Corporation.
(B)   Without qualification, for business to be properly brought before an annual meeting by a stockholder, the stockholder must (i) provide Timely Notice (as defined below) thereof in writing and in proper form to the Secretary of the Corporation and (ii) provide any updates or supplements to such notice at the times and in the forms required by this Section 1.11. To be timely, a stockholder’s notice must be delivered to, or mailed and received at, the principal executive offices of the Corporation not less than ninety (90) days nor more than one hundred twenty (120) days prior to the one-year anniversary of the preceding year’s annual meeting; provided, however, that if the date of the annual meeting is more than thirty (30) days before or more than seventy (70) days after such anniversary date, notice by the stockholder to be timely must be so delivered, or mailed and received, not later than the 90th day prior to such annual meeting or, if later, the tenth day following the day on which public disclosure of the date of such annual meeting was first made (such notice within such time periods, “Timely Notice”). In no event shall any adjournment or postponement of an annual meeting or the announcement thereof commence a new time period (or extend any time period) for the giving of Timely Notice as described above.
(C)   To be in proper form for purposes of this Section 1.11, a stockholder’s notice to the Secretary shall set forth:
(i)   As to each Proposing Person (as defined below), (A) the name and address of such Proposing Person (including, if applicable, the name and address that appear on the Corporation’s books and records); and (B) the class(es) and series and number of shares of the Corporation that are, directly or indirectly, owned of record and beneficially owned (within the meaning of Rule 13d-3 under the Exchange Act) by such Proposing Person, except that such Proposing Person shall in all events be deemed to beneficially own any shares of any class or series of the Corporation as to which such Proposing Person has a right to acquire beneficial ownership at any time in the future (the disclosures to be made pursuant to the foregoing clauses (A) and (B) are referred to as “Stockholder Information”);
(ii)   As to each Proposing Person, (A) the full notional amount of any securities that, directly or indirectly, underlie any “derivative security” (as such term is defined in Rule 16a-1(c) under the Exchange Act) that constitutes a “call equivalent position” (as such term is defined in Rule 16a-1(b) under the Exchange Act) (“Synthetic Equity Position”) and that is, directly or indirectly, held or maintained by such Proposing Person with respect to any shares of any class(es) or series of shares of the Corporation; provided that, for the purposes of the definition of “Synthetic Equity Position,” the term “derivative security” shall also include any security or instrument that would not otherwise constitute a “derivative security” as a result of any feature that would make any conversion, exercise or similar right or privilege of such security or instrument becoming determinable only at some future date or upon the happening of a future occurrence, in which case the determination of the amount of securities into which such security or instrument would be convertible or exercisable shall be made assuming that such security or instrument is immediately convertible or exercisable at the time of such determination; and, provided, further, that any Proposing Person satisfying the requirements of Rule 13d-1(b)(1) under the Exchange Act (other than a Proposing Person that so satisfies Rule 13d-1(b)(1) under the Exchange Act solely by reason of Rule 13d-1(b)(1)(ii)(E)) shall not be deemed to hold or maintain the notional amount of any securities that underlie a Synthetic Equity Position held by such Proposing Person as a hedge with respect to a bona fide derivatives trade or position of such Proposing Person arising in the ordinary course of such Proposing Person’s business as a derivatives dealer, (B) any rights to dividends on the shares of any class or series of shares of the Corporation owned beneficially by such Proposing Person that are separated or separable from the underlying shares of the Corporation, (C) any material pending or threatened legal proceeding in which such Proposing Person is a party or material participant involving the Corporation or any of its officers or directors, or any affiliate of the Corporation, (D) any other material relationship between such Proposing Person, on the one hand, and the Corporation and any affiliate of the Corporation, on the other hand, (E) any direct or indirect material interest in any material contract or agreement of such Proposing Person with the Corporation or any affiliate of the Corporation (including, in any such case, any employment agreement, collective bargaining agreement or consulting agreement), (F) a representation that such stockholder is a holder of record of stock of the Corporation entitled to vote at such meeting and intends to appear in person or by proxy at the meeting to propose such business, (G) a representation that such Proposing Person intends or is part of a group which intends to deliver a proxy statement or form of proxy to holders of at least the percentage of the Corporation’s outstanding capital stock required to approve or adopt the proposal or otherwise solicit proxies from stockholders in support of such proposal and (H) any other information relating to such Proposing Person that would be required to be disclosed in a proxy statement or other filing required to be made in connection with solicitations of proxies or consents by such Proposing Person in support of the business proposed to be brought before the meeting pursuant to Section 14(a) of the Exchange Act (the disclosures to be made pursuant to the foregoing clauses (A) through (G) are referred to as “Disclosable Interests”); provided, however, that Disclosable Interests shall not include any such disclosures with respect to the ordinary course business activities of any broker, dealer, commercial bank, trust company or other nominee who is a Proposing Person solely as a result of being the stockholder directed to prepare and submit the notice required by these Bylaws on behalf of a beneficial owner; and
(iii)   As to each item of business that the stockholder proposes to bring before the annual meeting, (A) a brief description of the business desired to be brought before the annual meeting, the reasons for conducting such business at the annual meeting and any material interest in such business of each Proposing Person, (B) the text of the proposal or business (including the text of any resolutions proposed for consideration and in the event that such business includes a proposal to amend these Bylaws, the language of the proposed amendment), and (C) a reasonably detailed description of all agreements, arrangements and understandings (x) between or among any of the Proposing Persons or (y) between or among any Proposing Person and any other record or beneficial holder(s) of shares of capital stock of the Corporation or persons(s) who have a right to acquire beneficial ownership at any time in the future of the shares of any class or series of the Corporation (including their names), in connection with the proposal of such business by such stockholder; and (D) any other information relating to such item of business that would be required to be disclosed in a proxy statement or other filing required to be made in connection with solicitations of proxies in support of the business proposed to be brought before the meeting pursuant to Section 14(a) of the Exchange Act; provided, however, that the disclosures required by this paragraph (iii) shall not include any disclosures with respect to any broker, dealer, commercial bank, trust company or other nominee who is a Proposing Person solely as a result of being the stockholder directed to prepare and submit the notice required by these Bylaws on behalf of a beneficial owner.
For purposes of this Section 1.11, the term “Proposing Person” shall mean (i) the stockholder providing the notice of business proposed to be brought before an annual meeting, (ii) the beneficial owner or beneficial owners, if different, on whose behalf the notice of the business proposed to be brought before the annual meeting is made, and (iii) any participant (as defined in paragraphs (a)(ii)-(vi) of Instruction 3 to Item 4 of Schedule 14A) with such stockholder in such solicitation.
(D)   A Proposing Person shall update and supplement its notice to the Corporation of its intent to propose business at an annual meeting, if necessary, so that the information provided or required to be provided in such notice pursuant to this Section 1.11 shall be true and correct as of the record date for stockholders entitled to vote at the meeting and as of the date that is ten (10) business days prior to the meeting or any adjournment or postponement thereof, and such update and supplement shall be delivered to, or mailed and received by, the Secretary at the principal executive offices of the Corporation not later than five (5) business days after the record date for stockholders entitled to vote at the meeting (in the case of the update and supplement required to be made as of such record date), and not later than eight (8) business days prior to the date for the meeting or, if practicable, any adjournment or postponement thereof (and, if not practicable, on the first practicable date prior to the date to which the meeting has been adjourned or postponed) (in the case of the update and supplement required to be made as of ten (10) business days prior to the meeting or any adjournment or postponement thereof). For the avoidance of doubt, the obligation to update and supplement as set forth in this paragraph or any other Section of these Bylaws shall not limit the Corporation’s rights with respect to any deficiencies in any notice provided by a stockholder, extend any applicable deadlines hereunder or enable or be deemed to permit a stockholder who has previously submitted notice hereunder to amend or update any proposal or to submit any new proposal, including by changing or adding matters, business or resolutions proposed to be brought before a meeting of the stockholders.
(E)   Notwithstanding anything in these Bylaws to the contrary, no business shall be conducted at an annual meeting that is not properly brought before the meeting in accordance with this Section 1.11. The chairperson of the meeting shall have the power and duty to determine whether any proposed business was brought in accordance with the provisions of this Section 1.11, and if the chairperson should determine that the business was not properly brought before the meeting in accordance with this Section 1.11, the chairperson shall so declare to the meeting and any such business not properly brought before the meeting shall not be transacted. Without limiting the foregoing, in advance of any meeting of stockholders, the Board shall also have the power to determine whether any proposed business was made in accordance with the provisions of this Section 1.11.

(F)   This Section 1.11 is expressly intended to apply to any business proposed to be brought before an annual meeting of stockholders other than any proposal made in accordance with Rule 14a-8 under the Exchange Act and included in the Corporation’s proxy statement. In addition to the requirements of this Section 1.11 with respect to any business proposed to be brought before an annual meeting of stockholders, each Proposing Person shall comply with all applicable requirements of the Exchange Act with respect to any such business. Nothing in this Section 1.11 shall be deemed to affect the rights of stockholders to request inclusion of proposals in the Corporation’s proxy statement pursuant to Rule 14a-8 under the Exchange Act.
1.12.   Conduct of Meetings.
(A)   Meetings of stockholders shall be presided over by the Chairperson of the Board, if any, or in the Chairperson’s absence by the Vice Chairperson of the Board, if any, or in the Vice Chairperson’s absence by the Chief Executive Officer, or in the Chief Executive Officer’s absence, by the President, or in the President’s absence by a Vice President, or in the absence of all of the foregoing persons by a chairperson designated by the Board. The Secretary shall act as secretary of the meeting, but in the Secretary’s absence the chairperson of the meeting may appoint any person to act as secretary of the meeting.
(B)   The Board may adopt by resolution such rules, regulations and procedures for the conduct of any meeting of stockholders of the Corporation as it shall deem appropriate including, without limitation, such guidelines and procedures as it may deem appropriate regarding the participation by means of remote communication of stockholders and proxyholders not physically present at a meeting. Except to the extent inconsistent with such rules, regulations and procedures as adopted by the Board, the chairperson of any meeting of stockholders shall have the right and authority to convene and (for any or no reason) to recess and/or adjourn the meeting, to prescribe such rules, regulations and procedures and to do all such acts as, in the judgment of such chairperson, are appropriate for the proper conduct of the meeting. Such rules, regulations or procedures, whether adopted by the Board or prescribed by the chairperson of the meeting, may include, without limitation, the following: (i) the establishment of an agenda or order of business for the meeting; (ii) rules and procedures for maintaining order at the meeting and the safety of those present; (iii) limitations on attendance at or participation in the meeting to stockholders of record of the Corporation, their duly authorized and constituted proxies or such other persons as shall be determined; (iv) restrictions on entry to the meeting after the time fixed for the commencement thereof; and (v) limitations on the time allotted to questions or comments by participants. Unless and to the extent determined by the Board or the chairperson of the meeting, meetings of stockholders shall not be required to be held in accordance with the rules of parliamentary procedure.
(C)   The chairperson of the meeting shall announce at the meeting when the polls for each matter to be voted upon at the meeting will be opened and closed. After the polls close, no ballots, proxies or votes or any revocations or changes thereto may be accepted.
(D)   In advance of any meeting of stockholders, the Board, the Chairperson of the Board or the Chief Executive Officer shall appoint one or more inspectors of election to act at the meeting and make a written report thereof. One or more other persons may be designated as alternate inspectors to replace any inspector who fails to act. If no inspector or alternate is present, ready and willing to act at a meeting of stockholders, the chairperson of the meeting shall appoint one or more inspectors to act at the meeting. Unless otherwise required by law, inspectors may be officers, employees or agents of the Corporation. Each inspector, before entering upon the discharge of such inspector’s duties, shall take and sign an oath faithfully to execute the duties of inspector with strict impartiality and according to the best of such inspector’s ability. The inspector shall have the duties prescribed by law and, when the vote is completed, shall certify their determination of the result of the vote taken and of such other facts as may be required by law. Every vote taken by ballots shall be counted by a duly appointed inspector or duly appointed inspectors.
ARTICLE II.
DIRECTORS
2.1.   General Powers.   The business and affairs of the Corporation shall be managed by or under the direction of the Board, who may exercise all of the powers of the Corporation except as otherwise provided by law or the Certificate of Incorporation.

2.2.   Number, Election and Term.   The total number of directors constituting the Board shall be as fixed in, or in the manner provided by, the Certificate of Incorporation. Election of directors need not be by written ballot. The term of office of each director shall be as specified in the Certificate of Incorporation.
2.3.   Chairperson of the Board; Vice Chairperson of the Board.   The Board may appoint from its members a Chairperson of the Board and a Vice Chairperson of the Board, neither of whom need be an employee or officer of the Corporation. If the Board appoints a Chairperson of the Board, such Chairperson shall perform such duties and possess such powers as are assigned by the Board and, if the Chairperson of the Board is also designated as the Corporation’s Chief Executive Officer, shall have the powers and duties of the Chief Executive Officer prescribed in Section 3.7 of these Bylaws. If the Board appoints a Vice Chairperson of the Board, such Vice Chairperson shall perform such duties and possess such powers as are assigned by the Board. Unless otherwise provided by the Board, the Chairperson of the Board or, in the Chairperson’s absence, the Vice Chairperson of the Board, if any, shall preside at all meetings of the Board.
2.4.   Terms of Office.   Directors shall be elected for such terms and in the manner provided by the Certificate of Incorporation and applicable law. The term of each director shall continue until the election and qualification of his or her successor and be subject to his or her earlier death, resignation, disqualification or removal. For the avoidance of doubt, no decrease in the number of directors constituting the Board shall shorten the term of any incumbent director.
2.5.   Quorum.   The greater of (a) a majority of the directors at any time in office and (b) one-third of the number of directors established by the Board pursuant to Section 2.2 of these Bylaws shall constitute a quorum of the Board. If at any meeting of the Board there shall be less than a quorum, a majority of the directors present may adjourn the meeting from time to time without further notice other than announcement at the meeting, until a quorum shall be present.
2.6.   Action at Meeting.   Every act or decision done or made by a majority of the directors present at a meeting duly held at which a quorum is present shall be regarded as the act of the Board, unless a greater number is required by law, the Certificate of Incorporation or these Bylaws.
2.7.   Removal.   Directors of the Corporation may only be removed in the manner specified by the Certificate of Incorporation.
2.8.   Newly Created Directorships; Vacancies.   Any newly created directorship or vacancy on the Board, however occurring, shall be filled in accordance with the Certificate of Incorporation and applicable law.
2.9.   Resignation.   Any director may resign by delivering a resignation in writing or by electronic transmission to the Corporation. Such resignation shall be effective upon delivery unless it is specified to be effective at some later time or upon the happening of some later event.
2.10.   Regular Meetings.   Regular meetings of the Board may be held without notice at such time and place as shall be determined from time to time by the Board; provided that any director who is absent when such a determination is made shall be given notice of the determination. A regular meeting of the Board may be held without notice immediately after and at the same place as the annual meeting of stockholders.
2.11.   Special Meetings.   Special meetings of the Board may be called by the Chairperson of the Board, the Chief Executive Officer, the affirmative vote of a majority of the directors then in office, or by one director in the event that there is only a single director in office.
2.12.   Notice of Special Meetings.   Notice of the date, place and time of any special meeting of the Board shall be given to each director (a) in person or by telephone at least twenty-four (24) hours in advance of the meeting, (b) by sending written notice by reputable overnight courier, telecopy, facsimile, electronic mail or other means of electronic transmission, or delivering written notice by hand, to such director’s last known business, home or means of electronic transmission address at least twenty-four (24) hours in advance of the meeting, or (c) by sending written notice by first-class mail to such director’s last known business or home address at least seventy-two (72) hours in advance of the meeting. Such notice may be given by the Secretary or by the Chairperson of the Board, the Chief Executive Officer or one of the directors calling the meeting. A notice or waiver of notice of a meeting of the Board need not specify the purposes of the meeting.

2.13.   Meetings by Conference Communications Equipment.   Directors may participate in meetings of the Board or any committee thereof by means of conference telephone or other communications equipment by means of which all persons participating in the meeting can hear each other, and participation by such means shall constitute presence in person at such meeting.
2.14.   Action by Consent.   Any action required or permitted to be taken at any meeting of the Board or of any committee thereof may be taken without a meeting, if all members of the Board or committee, as the case may be, consent to the action in writing or by electronic transmission.
2.15.   Committees.   The Board may designate one or more committees, each committee to consist of one or more of the directors of the Corporation with such lawfully delegable powers and duties as the Board thereby confers, to serve at the pleasure of the Board. The Board may designate one or more directors as alternate members of any committee, who may replace any absent or disqualified member at any meeting of the committee. In the absence or disqualification of a member of a committee, the member or members of the committee present at any meeting and not disqualified from voting, whether or not such member or members constitute a quorum, may unanimously appoint another member of the Board to act at the meeting in the place of any such absent or disqualified member. Any such committee, to the extent provided in the resolution of the Board and subject to the provisions of law, shall have and may exercise all the powers and authority of the Board in the management of the business and affairs of the Corporation and may authorize the seal of the Corporation to be affixed to all papers which may require it. Each such committee shall keep minutes and make such reports as the Board may from time to time request. Except as otherwise provided in the Certificate of Incorporation, these Bylaws, or the resolution of the Board designating the committee, a committee may create one or more subcommittees, each subcommittee to consist of one or more members of the committee, and delegate to a subcommittee any or all of the powers and authority of the committee.
2.16.   Compensation of Directors.   Directors may be paid such compensation for their services and such reimbursement for expenses of attendance at meetings as the Board may from time to time determine. No such payment shall preclude any director from serving the Corporation or any of its parent or subsidiary entities in any other capacity and receiving compensation for such service.
ARTICLE III.
OFFICERS
3.1.   Titles.   The officers of the Corporation may consist of a Chief Executive Officer, a President, a Chief Financial Officer, a Treasurer and a Secretary and such other officers with such other titles as the Board shall from time to time determine. The Board may appoint such other officers, including one or more Vice Presidents and one or more Assistant Treasurers or Assistant Secretaries, as it may deem appropriate from time to time.
3.2.   Election.   The Chief Executive Officer, President, Treasurer and Secretary shall be elected annually by the Board at its first meeting following the annual meeting of stockholders. Other officers may be appointed by the Board at such meeting or at any other meeting.
3.3.   Qualification.   No officer need be a stockholder. Any two or more offices may be held by the same person.
3.4.   Tenure.   Except as otherwise provided by law, by the Certificate of Incorporation or by these Bylaws, each officer shall hold office until such officer’s successor is duly elected and qualified, unless a different term is specified in the resolution electing or appointing such officer, or until such officer’s earlier death, resignation, disqualification or removal.
3.5.   Resignation and Removal.   Any officer may resign by delivering a resignation in writing or by electronic transmission to the Corporation. Such resignation shall be effective upon receipt unless it is specified to be effective at some later time or upon the happening of some later event. Any officer may be removed at any time, with or without cause, by the affirmative vote of a majority of the directors then in office. Except as the Board may otherwise determine, no officer who resigns or is removed shall have any right to any compensation as an officer for any period following such officer’s resignation or removal, or any right to damages on account of such removal, whether such officer’s compensation be by the month or by the year or otherwise, unless such compensation is expressly provided for in a duly authorized written agreement with the Corporation.
3.6.   Vacancies.   The Board may fill any vacancy occurring in any office. Each such successor shall hold office for the unexpired term of such officer’s predecessor and until a successor is duly elected and qualified, or until such officer’s earlier death, resignation, disqualification or removal.
3.7.   President; Chief Executive Officer.   Unless the Board has designated another person as the Corporation’s Chief Executive Officer, the President shall be the Chief Executive Officer of the Corporation. The Chief Executive Officer shall have general charge and supervision of the business of the Corporation subject to the direction of the Board, and shall perform all duties and have all powers that are commonly incident to the office of chief executive or that are delegated to such officer by the Board. The President shall perform such other duties and shall have such other powers as the Board or the Chief Executive Officer (if the President is not the Chief Executive Officer) may from time to time prescribe. In the event of the absence, inability or refusal to act of the Chief Executive Officer or the President (if the President is not the Chief Executive Officer), the Vice President (or if there shall be more than one, the Vice Presidents in the order determined by the Board) shall perform the duties of the Chief Executive Officer and when so performing such duties shall have all the powers of and be subject to all the restrictions upon the Chief Executive Officer.
3.8.   Vice Presidents.   Each Vice President shall perform such duties and possess such powers as the Board or the Chief Executive Officer may from time to time prescribe. The Board may assign to any Vice President the title of Executive Vice President, Senior Vice President or any other title selected by the Board.
3.9.   Secretary and Assistant Secretaries.   The Secretary shall perform such duties and shall have such powers as the Board or the Chief Executive Officer may from time to time prescribe. In addition, the Secretary shall perform such duties and have such powers as are incident to the office of the secretary, including without limitation the duty and power to give notices of all meetings of stockholders and special meetings of the Board, to attend all meetings of stockholders and the Board and keep a record of the proceedings, to maintain a stock ledger and prepare lists of stockholders and their addresses as required, to be custodian of corporate records and the corporate seal and to affix and attest to the same on documents.
Any Assistant Secretary shall perform such duties and possess such powers as the Board, the Chief Executive Officer or the Secretary may from time to time prescribe. In the event of the absence, inability or refusal to act of the Secretary, the Assistant Secretary (or if there shall be more than one, the Assistant Secretaries in the order determined by the Board) shall perform the duties and exercise the powers of the Secretary.
In the absence of the Secretary or any Assistant Secretary at any meeting of stockholders or directors, the chairperson of the meeting shall designate a temporary secretary to keep a record of the meeting.
3.10.   Treasurer and Assistant Treasurers.   The Treasurer shall perform such duties and shall have such powers as may from time to time be assigned by the Board or the Chief Executive Officer. In addition, the Treasurer shall perform such duties and have such powers as are incident to the office of treasurer, including without limitation the duty and power to keep and be responsible for all funds and securities of the Corporation, to deposit funds of the Corporation in depositories selected in accordance with these Bylaws, to disburse such funds as ordered by the Board, to make proper accounts of such funds, and to render as required by the Board statements of all such transactions and of the financial condition of the Corporation.
The Assistant Treasurers shall perform such duties and possess such powers as the Board, the Chief Executive Officer or the Treasurer may from time to time prescribe. In the event of the absence, inability or refusal to act of the Treasurer, the Assistant Treasurer (or if there shall be more than one, the Assistant Treasurers in the order determined by the Board) shall perform the duties and exercise the powers of the Treasurer.
3.11.   Salaries.   Officers of the Corporation shall be entitled to such salaries, compensation or reimbursement as shall be fixed or allowed from time to time by the Board.
3.12.   Delegation of Authority.   Subject to these Bylaws and any contrary action by the Board, each officer of the Corporation shall have, in addition to the duties and powers specifically set forth in these Bylaws, such duties and powers as are customarily incident to his or her office, and such duties and powers as may be designated from time to time by the Board. In addition, the Board may from time to time delegate the powers or duties of any officer to any other officer or agent, notwithstanding any provision hereof.
ARTICLE IV.
CAPITAL STOCK
4.1.   Stock Certificates; Uncertificated Shares.   The shares of the Corporation shall be represented by certificates, provided that the Board may provide by resolution or resolutions that some or all of any or all classes or series of the Corporation’s stock shall be uncertificated shares. Any such resolution shall not apply to shares represented by a certificate until such certificate is surrendered to the Corporation. Every holder of stock of the Corporation represented by certificates shall be entitled to have a certificate, in such form as may be prescribed by law and by the Board, representing the number of shares held by such holder registered in certificate form. Each such certificate shall be signed in a manner that complies with Section 158 of the DGCL, and each officer appointed pursuant to Article III shall be an authorized officer for this purpose.
Each certificate for shares of stock which are subject to any restriction on transfer pursuant to the Certificate of Incorporation, these Bylaws, applicable securities laws or any agreement among any number of stockholders or among such holders and the Corporation shall have conspicuously noted on the face or back of the certificate either the full text of the restriction or a statement of the existence of such restriction.
If the Corporation shall be authorized to issue more than one class of stock or more than one series of any class, the powers, designations, preferences and relative participating, optional or other special rights of each class of stock or series thereof and the qualifications, limitations or restrictions of such preferences and/or rights shall be set forth in full or summarized on the face or back of each certificate representing shares of such class or series of stock, provided that in lieu of the foregoing requirements there may be set forth on the face or back of each certificate representing shares of such class or series of stock a statement that the Corporation will furnish without charge to each stockholder who so requests the powers, designations, preferences and relative, participating, optional or other special rights of each class of stock or series thereof and the qualifications, limitations or restrictions of such preferences and/or rights.
Within a reasonable time after the issuance or transfer of uncertificated shares, the registered owner thereof shall be given a notice, in writing or by electronic transmission, containing the information required to be set forth or stated on certificates pursuant to Sections 151, 156, 202(a) or 218(a) of the DGCL or, with respect to Section 151 of the DGCL, a statement that the Corporation will furnish without charge to each stockholder who so requests the powers, designations, preferences and relative participating, optional or other special rights of each class of stock or series thereof and the qualifications, limitations or restrictions of such preferences and/or rights.
4.2.   Transfers.   Shares of stock of the Corporation shall be transferable in the manner prescribed by law, the Certificate of Incorporation and in these Bylaws. Transfers of shares of stock of the Corporation shall be made only on the books of the Corporation or by transfer agents designated to transfer shares of stock of the Corporation. Subject to applicable law, shares of stock represented by certificates shall be transferred only on the books of the Corporation by the surrender to the Corporation or its transfer agent of the certificate representing such shares properly endorsed or accompanied by a written assignment or power of attorney properly executed, and with such proof of authority or the authenticity of signature as the Corporation or its transfer agent may reasonably require. Except as may be otherwise required by law, by the Certificate of Incorporation or by these Bylaws, the Corporation shall be entitled to treat the record holder of stock as shown on its books as the owner of such stock for all purposes, including the payment of dividends and the right to vote with respect to such stock, regardless of any transfer, pledge or other disposition of such stock until the shares have been transferred on the books of the Corporation in accordance with the requirements of these Bylaws.
4.3.   Lost, Stolen or Destroyed Certificates.   The Corporation may issue a new certificate or uncertificated shares in place of any previously issued certificate alleged to have been lost, stolen or destroyed, upon such terms and conditions as the Board may prescribe, including the presentation of reasonable evidence of such loss, theft or destruction and the giving of such indemnity and posting of such bond sufficient to indemnify the Corporation against any claim that may be made against it on account of the alleged loss, theft or destruction of any such certificate or the issuance of such new certificate or uncertificated shares.
4.4.   Record Date.   The Board may fix in advance a date as a record date for the determination of the stockholders entitled to notice of any meeting of stockholders, or entitled to receive payment of any dividend or other distribution or allotment of any rights in respect of any change, conversion or exchange of stock, or for the purpose of any other lawful action. Such record date shall not precede the date on which the resolution fixing the record date is adopted, and such record date shall not be more than sixty (60) nor less than ten (10) days before the date of such meeting, nor more than sixty (60) days prior to any other action to which such record date relates. If the Board so fixes a record date for determining the stockholders entitled to notice of any meeting of stockholders, such date shall also be the record date for determining the stockholders entitled to vote at such meeting unless the Board determines, at the time it fixes such record date, that a later date on or before the date of the meeting shall be the date for making such determination.
If no record date is fixed, the record date for determining stockholders entitled to notice of or to vote at a meeting of stockholders shall be at the close of business on the day before the day on which notice is given, or, if notice is waived, at the close of business on the day before the day on which the meeting is held. If no record date is fixed, the record date for determining stockholders for any other purpose shall be at the close of business on the day on which the Board adopts the resolution relating to such purpose.
A determination of stockholders of record entitled to notice of or to vote at a meeting of stockholders shall apply to any adjournment of the meeting; provided, however, that the Board may fix a new record date for determination of stockholders entitled to vote at the adjourned meeting, and in such case shall also fix as the record date for stockholders entitled to notice of such adjourned meeting the same or an earlier date as that fixed for determination of stockholders entitled to vote in accordance herewith at the adjourned meeting.
4.5.   Regulations.   The issue, conversion and registration of shares of stock of the Corporation shall be governed by such other regulations as the Board may establish.
ARTICLE V.
GENERAL PROVISIONS
5.1.   Fiscal Year.   Except as from time to time otherwise designated by the Board, the fiscal year of the Corporation shall begin on the first day of January of each year and end on the last day of December in each year.
5.2.   Corporate Seal.   The corporate seal shall be in such form as shall be approved by the Board.
5.3.   Waiver of Notice.   Whenever notice is required to be given by law, by the Certificate of Incorporation or by these Bylaws, a written waiver signed by the person entitled to notice, or a waiver by electronic transmission by the person entitled to notice, whether before, at or after the time of the event for which notice is to be given, shall be deemed equivalent to notice required to be given to such person. Neither the business nor the purpose of any meeting need be specified in any such waiver. Attendance of a person at a meeting shall constitute a waiver of notice of such meeting, except when the person attends a meeting for the express purpose of objecting at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened.
5.4.   Voting of Securities.   Except as the Board may otherwise designate, the Chief Executive Officer, the President, the Chief Financial Officer or the Treasurer may waive notice, vote, consent, or appoint any person or persons to waive notice, vote or consent, on behalf of the Corporation, and act as, or appoint any person or persons to act as, proxy or attorney-in-fact for the Corporation (with or without power of substitution and re-substitution), with respect to the securities of any other entity which may be held by the Corporation.
5.5.   Evidence of Authority.   A certificate by the Secretary, or an Assistant Secretary, or a temporary Secretary, as to any action taken by the stockholders, directors, a committee or any officer or representative of the Corporation shall as to all persons who rely on the certificate in good faith be conclusive evidence of such action.

5.6.   Certificate of Incorporation.   All references in these Bylaws to the Certificate of Incorporation shall be deemed to refer to the Certificate of Incorporation of the Corporation, as amended and/or restated and in effect from time to time, including any certificate of designation relating to any outstanding series of preferred stock.
5.7.   Severability.   Any determination that any provision of these Bylaws is for any reason inapplicable, illegal or ineffective shall not affect or invalidate any other provision of these Bylaws.
5.8.   Pronouns.   All pronouns used in these Bylaws shall be deemed to refer to the masculine, feminine or neuter, singular or plural, as the identity of the person or persons may require.
5.9.   Electronic Transmission.   For purposes of these Bylaws, “electronic transmission” means any form of communication, not directly involving the physical transmission of paper, that creates a record that may be retained, retrieved, and reviewed by a recipient thereof, and that may be directly reproduced in paper form by such a recipient through an automated process.
ARTICLE VI.
AMENDMENTS
These Bylaws may be altered, amended or repealed, in whole or in part, or new Bylaws may be adopted by the Board or by the stockholders as expressly provided in the Certificate of Incorporation.
ARTICLE VII.
INDEMNIFICATION AND ADVANCEMENT
7.1.   Power to Indemnify in Actions, Suits or Proceedings other than Those by or in the Right of the Corporation.   Subject to Section 7.3, the Corporation shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the Corporation) by reason of the fact that such person is or was a director or officer of the Corporation, or, while a director or officer of the Corporation, is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the Corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe such person’s conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which such person reasonably believed to be in or not opposed to the best interests of the Corporation, and, with respect to any criminal action or proceeding, had reasonable cause to believe that such person’s conduct was unlawful.
7.2.   Power to Indemnify in Actions, Suits or Proceedings by or in the Right of the Corporation.   Subject to Section 7.3, the Corporation shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the Corporation to procure a judgment in its favor by reason of the fact that such person is or was a director or officer of the Corporation, or, while a director or officer of the Corporation, is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise against expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection with the defense or settlement of such action or suit if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the Corporation; except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the Corporation unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity by the Corporation for such expenses which the Court of Chancery or such other court shall deem proper.

7.3.   Authorization of Indemnification.   Any indemnification under this Article VII (unless ordered by a court) shall be made by the Corporation only as authorized in the specific case upon a determination that indemnification of the director or officer is proper in the circumstances because such person has met the applicable standard of conduct set forth in Section 7.1 or Section 7.2, as the case may be. Such determination shall be made, with respect to a person who is a director or officer at the time of such determination, (i) by a majority vote of the directors who are not parties to such action, suit or proceeding, even though less than a quorum, or (ii) by a committee of such directors designated by a majority vote of such directors, even though less than a quorum, or (iii) if there are no such directors, or if such directors so direct, by independent legal counsel in a written opinion or (iv) by the stockholders. Such determination shall be made, with respect to former directors and officers, by any person or persons having the authority to act on the matter on behalf of the Corporation. To the extent, however, that a present or former director or officer of the Corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding set forth in Section 7.1 or Section 7.2 or in defense of any claim, issue or matter therein, such person shall be indemnified against expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection therewith, without the necessity of authorization in the specific case.
7.4.   Good Faith Defined.   For purposes of any determination under Section 7.3, a person shall, to the fullest extent permitted by law, be deemed to have acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the Corporation, or, with respect to any criminal action or proceeding, to have had no reasonable cause to believe such person’s conduct was unlawful, if such person’s action is based on good faith reliance on the records or books of account of the Corporation or another enterprise, or on information supplied to such person by the officers of the Corporation or another enterprise in the course of their duties, or on the advice of legal counsel for the Corporation or another enterprise or on information or records given or reports made to the Corporation or another enterprise by an independent certified public accountant or by an appraiser or other expert selected with reasonable care by the Corporation or another enterprise. The term “another enterprise” as used in this Section 7.4 shall mean any other corporation or any partnership, joint venture, trust, employee benefit plan or other enterprise of which such person is or was serving at the request of the Corporation as a director, officer, employee or agent. The provisions of this Section 7.4 shall not be deemed to be exclusive or to limit in any way the circumstances in which a person may be deemed to have met the applicable standard of conduct set forth in Sections 7.1 or 7.2, as the case may be.
7.5.   Right of Claimant to Bring Suit.   Notwithstanding any contrary determination in the specific case under Section 7.3, and notwithstanding the absence of any determination thereunder, if (i) following the final disposition of the applicable proceeding, a claim for indemnification under Sections 7.1 or 7.2 of this Article VII is not paid in full by the Corporation within ninety (90) days after the later of a written claim for indemnification has been received by the Corporation, or (ii) a claim for advancement of expenses under Section 7.6 of this Article VII is not paid in full by the Corporation within thirty (30) days after the Corporation has received a statement or statements requesting such amounts to be advanced, the claimant may at any time thereafter (but not before) bring suit against the Corporation in the Court of Chancery in the State of Delaware to recover the unpaid amount of the claim, together with interest thereon, or to obtain advancement of expenses, as applicable. It shall be a defense to any such action brought to enforce a right to indemnification (but not in an action brought to enforce a right to an advancement of expenses) that the claimant has not met the standards of conduct which make it permissible under the DGCL (or other applicable law) for the Corporation to indemnify the claimant for the amount claimed, but the burden of proving such defense shall be on the Corporation. Neither a contrary determination in the specific case under Section 7.3 nor the absence of any determination thereunder shall be a defense to such application or create a presumption that the claimant has not met any applicable standard of conduct. If successful, in whole or in part, the claimant shall also be entitled to be paid the expense of prosecuting such claim, including reasonable attorneys’ fees incurred in connection therewith, to the fullest extent permitted by applicable law.
7.6.   Expenses Payable in Advance.   Expenses, including without limitation attorneys’ fees, incurred by a current or former director or officer in defending any civil, criminal, administrative or investigative action, suit or proceeding to which such person is a party or is threatened to be made a party or otherwise involved as a witness or otherwise by reason of the fact that such person is or was a director or officer of the Corporation, or, while a director or officer of the Corporation, is or was serving at the request of the Corporation as a director, officer, employee or agent of another Corporation, partnership, joint venture, trust, employee benefit plan or other enterprise, shall be paid by the Corporation in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of such current or former director or officer to repay such amount if it shall ultimately be determined that such person is not entitled to be indemnified by the Corporation as authorized in this Article VII or otherwise.
7.7.   Nonexclusivity of Indemnification and Advancement of Expenses.   The rights to indemnification and advancement of expenses provided by or granted pursuant to this Article VII shall not be deemed exclusive of any other rights to which those seeking indemnification or advancement of expenses may be entitled under the Certificate of Incorporation, any agreement, vote of stockholders or disinterested directors or otherwise, both as to action in such person’s official capacity and as to action in another capacity while holding such office, it being the policy of the Corporation that, subject to Section 7.11, indemnification of the persons specified in Sections 7.1 and 7.2 shall be made to the fullest extent permitted by law. The provisions of this Article VII shall not be deemed to preclude the indemnification of any person who is not specified in Sections 7.1 or 7.2 but whom the Corporation has the power or obligation to indemnify under the provisions of the DGCL, or otherwise.
7.8.   Insurance.   The Corporation may purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the Corporation, or is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise against any liability asserted against such person and incurred by such person in any such capacity, or arising out of such person’s status as such, whether or not the Corporation would have the power or the obligation to indemnify such person against such liability under the provisions of this Article VII.
7.9.   Certain Definitions.   For purposes of this Article VII, references to “the Corporation” shall include, in addition to the resulting corporation, any constituent corporation (including any constituent of a constituent) absorbed in a consolidation or merger which, if its separate existence had continued, would have had power and authority to indemnify its directors, officers, employees or agents so that any person who is or was a director or officer of such constituent corporation, or, while a director or officer of such constituent corporation, is or was serving at the request of such constituent corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise, shall stand in the same position under the provisions of this Article VII with respect to the resulting or surviving corporation as such person would have with respect to such constituent corporation if its separate existence had continued. For purposes of this Article VII, references to “fines” shall include any excise taxes assessed on a person with respect of any employee benefit plan; and references to “serving at the request of the Corporation” shall include any service as a director, officer, employee or agent of the Corporation which imposes duties on, or involves services by, such director, officer, employee or agent with respect to an employee benefit plan, its participants or beneficiaries; and a person who acted in good faith and in a manner such person reasonably believed to be in the interest of the participants and beneficiaries of an employee benefit plan shall be deemed to have acted in a manner “not opposed to the best interests of the Corporation” as referred to in this Article VII.
7.10.   Survival of Indemnification and Advancement of Expenses.   The indemnification and advancement of expenses provided by, or granted pursuant to, this Article VII shall continue as to a person who has ceased to be a director or officer and shall inure to the benefit of the heirs, executors and administrators of such a person.
7.11.   Limitation on Indemnification.   Notwithstanding anything contained in this Article VII to the contrary, except for proceedings to enforce rights to indemnification or advancement of expenses (which shall be governed by Section 7.5), the Corporation shall not be obligated to indemnify any current or former director or officer in connection with an action, suit proceeding (or part thereof) initiated by such person unless such action, suit or proceeding (or part thereof) was authorized by the Board.
7.12.   Contract Rights.   The obligations of the Corporation under this Article VII to indemnify, and advance expenses to, a person who is or was a director or officer of the Corporation shall be considered a contract between the Corporation and such person, and no modification or repeal of any provision of this Article VII shall affect, to the detriment of such person, such obligations of the Corporation in connection with a claim based on any act or failure to act occurring before such modification or repeal.

ANNEX D
FORM OF BUTTERFLY, INC. 2020 EQUITY INCENTIVE PLAN

BUTTERFLY NETWORK, INC.
2020 EQUITY INCENTIVE PLAN
1.
DEFINITIONS.

Unless otherwise specified or unless the context otherwise requires, the following terms, as used in this Butterfly Network, Inc. 2020 Equity Incentive Plan, have the following meanings:
Administrator means the Board of Directors, unless it has delegated power to act on its behalf to the Committee, in which case the term “Administrator” means the Committee.
Affiliate means a corporation or other entity, which, for purposes of Section 424 of the Code, is a parent or subsidiary of the Company, direct or indirect.
Agreement means a written or electronic document setting forth the terms of a Stock Right delivered pursuant to the Plan, in such form as the Administrator shall approve.
Board of Directors means the Board of Directors of the Company.
Cause means, with respect to a Participant (a) dishonesty with respect to the Company or any Affiliate, (b) insubordination, substantial malfeasance or non-feasance of duty, (c) unauthorized disclosure of confidential information, (d) breach by a Participant of any provision of any employment, consulting, advisory, nondisclosure, non-competition or similar agreement between the Participant and the Company or any Affiliate or any material written policy of the Company or any Affiliate, and (e) conduct substantially prejudicial to the business of the Company or any Affiliate; provided, however, that any provision in an agreement between a Participant and the Company or an Affiliate, which contains a conflicting definition of Cause for termination and which is in effect at the time of such termination, shall supersede this definition with respect to that Participant. The determination of the Administrator as to the existence of Cause will be conclusive on the Participant and the Company.
Class A Common Stock means shares of the Company’s Class A common stock, $0.0001 par value per share.
Class B Common Stock means shares of the Company’s Class B common stock, $0.0001 par value per share.
Closing means the date on which the transactions contemplated by the Business Combination Agreement between Longview Acquisition, Corp., Clay Merger Sub, Inc. and Butterfly Network, Inc., dated as of November 19, 2020, are consummated.
Code means the United States Internal Revenue Code of 1986, as amended including any successor statute, regulation and guidance thereto.
Committee means the committee of the Board of Directors, if any, to which the Board of Directors has delegated power to act under or pursuant to the provisions of the Plan.
Common Stock means the Class A Common Stock and the Class B Common Stock, individually or collectively, as the context requires.
Company means Butterfly Network, Inc., a Delaware corporation.
Consultant means any natural person who is an advisor or consultant who provides bona fide services to the Company or its Affiliates, provided that such services are not in connection with the offer or sale of securities in a capital raising transaction, and do not directly or indirectly promote or maintain a market for the Company’s or its Affiliates’ securities.
Corporate Transaction means a merger, consolidation, or sale of all or substantially all of the Company’s assets or the acquisition of all of the outstanding voting stock of the Company (or similar transaction) in a single transaction or a series of related transactions by a single entity, other than a transaction to merely change the state of incorporation or in which the Company is the surviving corporation. Where a Corporate

Transaction involves a tender offer that is reasonably expected to be followed by a merger (as determined by the Administrator), the Corporate Transaction will be deemed to have occurred upon consummation of the tender offer.
Disability or Disabled means permanent and total disability as defined in Section 22(e)(3) of the Code.
Employee means any employee of the Company or of an Affiliate (including, without limitation, an employee who is also serving as an officer or director of the Company or of an Affiliate), designated by the Administrator to be eligible to be granted one or more Stock Rights under the Plan.
Exchange Act means the United States Securities Exchange Act of 1934, as amended.
Fair Market Value of a Share of Class A Common Stock means:
If the Class A Common Stock is listed on a national securities exchange or traded in the over-the-counter market and sales prices are regularly reported for the Class A Common Stock, the closing or, if not applicable, the last price of the Class A Common Stock on the composite tape or other comparable reporting system for the trading day on the applicable date and if such applicable date is not a trading day, the last market trading day prior to such date;
If the Class A Common Stock is not traded on a national securities exchange but is traded on the over-the-counter market, if sales prices are not regularly reported for the Class A Common Stock for the trading day referred to in clause (1), and if bid and asked prices for the Class A Common Stock are regularly reported, the mean between the bid and the asked price for the Class A Common Stock at the close of trading in the over-the-counter market for the most recent trading day on which Class A Common Stock was traded on the applicable date and if such applicable date is not a trading day, the last market trading day prior to such date; and
If the Class A Common Stock is neither listed on a national securities exchange nor traded in the over-the-counter market, such value as the Administrator, in good faith, shall determine in compliance with applicable laws.
ISO means a stock option intended to qualify as an incentive stock option under Section 422.
Non-Qualified Option means a stock option which is not intended to qualify as an ISO.
Option means an ISO or Non-Qualified Option granted under the Plan.
Participant means an Employee, director or Consultant of the Company or an Affiliate to whom one or more Stock Rights are granted under the Plan. As used herein, “Participant” shall include “Participant’s Survivors” where the context requires.
Performance-Based Award means a Stock Grant or Stock-Based Award which vests based on the attainment of written Performance Goals as set forth in Paragraph 9 hereof.
Performance Goals means performance goals determined by the Committee in its sole discretion and set forth in an Agreement. The satisfaction of Performance Goals shall be subject to certification by the Committee. The Committee has the authority to take appropriate action with respect to the Performance Goals (including, without limitation, making adjustments to the Performance Goals or determining the satisfaction of the Performance Goals in connection with a Corporate Transaction) provided that any such action does not otherwise violate the terms of the Plan.
Plan means this Butterfly Network, Inc. 2020 Equity Incentive Plan.
SAR means a stock appreciation right.
Section 409A means Section 409A of the Code.
Section 422 means Section 422 of the Code.
Securities Act means the United States Securities Act of 1933, as amended.

Shares means shares of the Class A Common Stock as to which Stock Rights have been or may be granted under the Plan or any shares of capital stock into which the Shares are changed or for which they are exchanged within the provisions of Paragraph 3 of the Plan. The Shares issued under the Plan may be authorized and unissued shares or shares held by the Company in its treasury, or both.
Stock-Based Award means a grant by the Company under the Plan of an equity award or an equity based award, which is not an Option, or a Stock Grant.
Stock Grant means a grant by the Company of Shares under the Plan.
Stock Right means an ISO, a Non-Qualified Option, a Stock Grant or a Stock-Based Award or a right to Shares or the value of Shares of the Company granted pursuant to the Plan.
Substitute Award means an award issued under the Plan in substitution for one or more equity awards of an acquired company that are converted, replaced or adjusted in connection with the acquisition.
Survivor means a deceased Participant’s legal representatives and/or any person or persons who acquired the Participant’s rights to a Stock Right by will or by the laws of descent and distribution.
4Catalyzer Corporation means 4Catalyzer Corporation and any other corporation for so long as more than 50% of the total voting power of such corporation is beneficially owned (as defined in Rule 13d-3 under the Exchange Act), directly or indirectly, by Jonathan Rothberg or his family as determined in the sole discretion of the Administrator.
2.
PURPOSES OF THE PLAN.

The Plan is intended to encourage ownership of Shares by Employees and directors of and certain Consultants to the Company and its Affiliates in order to attract and retain such people, to induce them to work for the benefit of the Company or of an Affiliate and to provide additional incentive for them to promote the success of the Company or of an Affiliate. The Plan provides for the granting of ISOs, Non-Qualified Options, Stock Grants and Stock-Based Awards.
3.
SHARES SUBJECT TO THE PLAN.

(a) The number of Shares that may be issued from time to time pursuant to this Plan shall be the sum of: (i) eleven percent (11%) of the outstanding Shares of Common Stock, determined immediately following the Closing less 2,602,954; (ii) that number of shares of common stock remaining available for issuance under the Company’s 2012 Employee, Director and Consultant Equity Incentive Plan (the “2012 Plan”), determined immediately following the Closing, multiplied by 1.0383, which number shall not exceed 2,506,938; and (iii) that number of shares of Class A Common Stock attributable to awards granted under the Company’s 2012 Plan that are forfeited, expire or are cancelled without delivery of shares of Class A Common Stock or which result in the forfeiture of shares of Class A Common Stock back to the Company on or after the Closing, which number shall not exceed 28,226,972.
(b) Notwithstanding Subparagraph (a) above, on the first day of each fiscal year of the Company during the period beginning in fiscal year 2021 and ending on the second day of fiscal year 2030, the number of Shares that may be issued from time to time pursuant to the Plan, shall be increased automatically by an amount equal to the lesser of (i) 4% of the number of outstanding shares of Common Stock on such date and (ii) an amount determined by the Administrator (the “Annual Increase”).
(c) If an Option ceases to be “outstanding”, in whole or in part (other than by exercise), or if the Company shall reacquire (at not more than its original issuance price) any Shares issued pursuant to a Stock Grant or Stock-Based Award, or if any Stock Right expires or is forfeited, cancelled, or otherwise terminated or results in any Shares not being issued, the unissued or reacquired Shares which were subject to such Stock Right shall again be available for issuance from time to time pursuant to this Plan; provided, however, that the number of Shares underlying any awards under the Plan that are retained or repurchased on the exercise of an Option or the vesting or issuance of any Stock Right to cover the exercise price and/or tax withholding required by the Company in connection with vesting shall not be added back to the Shares available for issuance under the Plan; and provided, further that, in the case of ISOs, the foregoing provisions shall be subject to any limitations under the Code. In addition, any Shares repurchased using exercise price proceeds will not be available for issuance under the Plan.
(d) The maximum number of Shares available for grant under the Plan as ISOs will be equal to 250,000,000. The limits set forth in this Paragraph 3 will be construed to comply with the applicable requirements of Section 422.
(e) The Administrator may grant Substitute Awards under the Plan. To the extent consistent with the requirements of Section 422 and the regulations thereunder and other applicable legal requirements (including applicable stock exchange requirements), Shares issued in respect of Substitute Awards will be in addition to and will not reduce the shares available under the Plan. Notwithstanding the foregoing, if any Substitute Award is settled in cash or expires, becomes unexercisable, terminates or is forfeited to or repurchased by the Company without the issuance or retention of Shares, the Shares previously subject to such Award will not be available for future issuance under the Plan. The Administrator will determine the extent to which the terms and conditions of the Plan apply to Substitute Awards, if at all; provided, however, that Substitute Awards will not be subject to the limits described in Paragraph 4(c) below.
4.
ADMINISTRATION OF THE PLAN.

The Administrator of the Plan will be the Board of Directors, except to the extent the Board of Directors delegates its authority to the Committee, in which case the Committee shall be the Administrator. Subject to the provisions of the Plan, the Administrator is authorized to:
(a) Interpret the provisions of the Plan and all Stock Rights and to make all rules and determinations which it deems necessary or advisable for the administration of the Plan;
(b) Determine which Employees, directors and Consultants shall be granted Stock Rights;
(c) Determine the number of Shares for which a Stock Right or Stock Rights shall be granted; provided, however, that in no event shall the aggregate grant date fair value (determined in accordance with ASC 718) of Stock Rights to be granted and any other cash compensation paid to any non-employee director in any calendar year, exceed $750,000, increased to $1,000,000 in the year in which such non-employee director initially joins the Board of Directors.
(d) Specify the terms and conditions upon which a Stock Right or Stock Rights may be granted provided that no dividends or dividend equivalents shall be paid on any Stock Right prior to the vesting of the underlying Shares.
(e) Amend any term or condition of any outstanding Stock Right, provided that (i) such term or condition as amended is not prohibited by the Plan and (ii) any such amendment shall not impair the rights of a Participant under any Stock Right previously granted without such Participant’s consent or in the event of death of the Participant the Participant’s Survivors.
(f) Determine and make any adjustments in the Performance Goals included in any Performance-Based Awards; and
(g) Adopt any sub-plans applicable to residents of any specified jurisdiction as it deems necessary or appropriate in order to comply with or take advantage of any tax or other laws applicable to the Company, any Affiliate or to Participants or to otherwise facilitate the administration of the Plan, which sub-plans may include additional restrictions or conditions applicable to Stock Rights or Shares issuable pursuant to a Stock Right;
Subject to the foregoing, the interpretation and construction by the Administrator of any provisions of the Plan or of any Stock Right granted under it shall be final, unless otherwise determined by the Board of Directors, if the Administrator is the Committee. In addition, if the Administrator is the Committee, the Board of Directors may take any action under the Plan that would otherwise be the responsibility of the Committee.
To the extent permitted under applicable law, the Board of Directors or the Committee may allocate all or any portion of its responsibilities and powers to any one or more of its members and may delegate all or any portion of its responsibilities and powers to any other person selected by it. The Board of Directors or the Committee may revoke any such allocation or delegation at any time. Notwithstanding the foregoing, only the Board of Directors or the Committee shall be authorized to grant a Stock Right to any director of the Company or to any “officer” of the Company as defined by Rule 16a-1 under the Exchange Act.
5.
ELIGIBILITY FOR PARTICIPATION.

The Administrator will, in its sole discretion, name the Participants in the Plan; provided, however, that each Participant must be an Employee, director or Consultant of the Company or of an Affiliate at the time a Stock Right is granted. Notwithstanding the foregoing, the Administrator may authorize the grant of a Stock Right to a person in anticipation of such person becoming an Employee, director or Consultant of the Company or of an Affiliate, provided, that the actual grant of such Stock Right shall be conditioned upon such person becoming eligible to become a Participant at or prior to the time of the execution of the Agreement evidencing such Stock Right. ISOs may be granted only to Employees. Non-Qualified Options, Stock Grants and Stock-Based Awards may be granted to any Employee, director or Consultant of the Company or an Affiliate. The granting of any Stock Right to any individual shall neither entitle that individual to, nor disqualify that individual from, participation in any other grant of Stock Rights or any grant under any other benefit plan established by the Company or any Affiliate for Employees, directors or Consultants.
6.
TERMS AND CONDITIONS OF OPTIONS.

Each Option shall be set forth in an Option Agreement duly executed by the Company and, to the extent required by law or requested by the Company, by the Participant. The Administrator may provide that Options be granted subject to such terms and conditions, consistent with the terms and conditions specifically required under this Plan, as the Administrator may deem appropriate including, without limitation, subsequent approval by the shareholders of the Company of this Plan or any amendments thereto. The Option Agreements shall be subject to at least the following terms and conditions:
(a) Non-Qualified Options: Each Option intended to be a Non-Qualified Option shall be subject to the terms and conditions which the Administrator determines to be appropriate and in the best interest of the Company, subject to the following minimum standards for any such Non-Qualified Option:
(i) Exercise Price: Each Option Agreement shall state the exercise price (per share) of the Shares covered by each Option which exercise price shall be determined by the Administrator and shall be at least equal to the Fair Market Value per share of the Class A Common Stock on the date of grant of the Option.
(ii) Number of Shares: Each Option Agreement shall state the number of Shares to which it pertains.
(iii) Vesting: Each Option Agreement shall state the date or dates on which it first is exercisable and the date after which it may no longer be exercised, and may provide that the Option rights accrue or become exercisable in installments over a period of months or years, or upon the occurrence of certain performance conditions or the attainment of stated goals or events.
(iv) Term of Option: Each Option shall terminate not more than ten years from the date of the grant or at such earlier time as the Option Agreement may provide.
(b) ISOs: Each Option intended to be an ISO shall be issued only to an Employee who is deemed to be a resident of the United States for tax purposes, and shall be subject to the following terms and conditions, with such additional restrictions or changes as the Administrator determines are appropriate but not in conflict with Section 422 and relevant regulations and rulings of the Internal Revenue Service:
(i) Minimum Standards: The ISO shall meet the minimum standards required of Non-Qualified Options, as described in Paragraph 6(a) above, except clause (i) and (iv) thereunder.
(ii) Exercise Price: Immediately before the ISO is granted, if the Participant owns, directly or by reason of the applicable attribution rules in Section 424(d) of the Code:
A.
10% or less of the total combined voting power of all classes of stock of the Company or an Affiliate, the exercise price per share of the Shares covered by each ISO shall not be less than 100% of the Fair Market Value per share of the Class A Common Stock on the date of grant of the Option; or

B.
More than 10% of the total combined voting power of all classes of stock of the Company or an Affiliate, the exercise price per share of the Shares covered by each ISO shall not be less than 110% of the Fair Market Value per share of the Class A Common Stock on the date of grant of the Option.

(iii) Term of Option: For Participants who own:
A.
10% or less of the total combined voting power of all classes of stock of the Company or an Affiliate, each ISO shall terminate not more than ten years from the date of the grant or at such earlier time as the Option Agreement may provide; or

B.
More than 10% of the total combined voting power of all classes of stock of the Company or an Affiliate, each ISO shall terminate not more than five years from the date of the grant or at such earlier time as the Option Agreement may provide.

(iv) Limitation on Yearly Exercise: To the extent that aggregate Fair Market Value (determined on the date each ISO is granted) of the Shares with respect to which ISOs are exercisable for the first time by the Participant in any calendar year exceeds $100,000, such Options shall be treated as Non-Qualified Options even if denominated ISOs at grant.
(c) Except in connection with a corporate transaction involving the Company (which term includes, without limitation, any stock dividend, stock split, extraordinary cash dividend, recapitalization, reorganization, merger, consolidation, split-up, spin-off, combination or exchange of shares) or as otherwise contemplated by Paragraph 24 below, the Company may not, without obtaining stockholder approval, (i) amend the terms of outstanding Options to reduce the exercise price of such Options, (ii) cancel outstanding Options in exchange for Options that have an exercise price that is less than the exercise price value of the original Options, or (iii) cancel outstanding Options that have an exercise price greater than the Fair Market Value of a Share on the date of such cancellation in exchange for cash or other consideration.
7.
TERMS AND CONDITIONS OF STOCK GRANTS.

Each Stock Grant to a Participant shall state the principal terms in an Agreement duly executed by the Company and, to the extent required by law or requested by the Company, by the Participant. The Agreement shall be in a form approved by the Administrator and shall contain terms and conditions which the Administrator determines to be appropriate and in the best interest of the Company, subject to the following minimum standards:
(a) Each Agreement shall state the purchase price per Share, if any, of the Shares covered by each Stock Grant, which purchase price shall be determined by the Administrator on the date of the grant of the Stock Grant;
(b) Each Agreement shall state the number of Shares to which the Stock Grant pertains;
(c) Each Agreement shall include the terms of any right of the Company to restrict or reacquire the Shares subject to the Stock Grant, including the time period or attainment of Performance Goals or such other performance criteria upon which such rights shall accrue and the purchase price therefor, if any; and
(d) Dividends (other than stock dividends to be issued pursuant to Paragraph 24 of the Plan) may accrue but shall not be paid prior to the time, and may be paid only to the extent that, the restrictions or rights to reacquire the Shares subject to the Stock Grant lapse. Any entitlement to dividend equivalents or similar entitlements will be established and administered either consistent with an exemption from, or in compliance with the applicable requirements of Section 409A.
8.
TERMS AND CONDITIONS OF OTHER STOCK-BASED AWARDS.

The Administrator shall have the right to grant other Stock-Based Awards based upon the Class A Common Stock having such terms and conditions as the Administrator may determine, including, without limitation, the grant of Shares based upon certain conditions, the grant of securities convertible into Shares and the grant of SARs, phantom stock awards or stock units. The principal terms of each Stock-Based

Award shall be set forth in an Agreement, duly executed by the Company and, to the extent required by law or requested by the Company, by the Participant. The Agreement shall be in a form approved by the Administrator and shall contain terms and conditions which the Administrator determines to be appropriate and in the best interest of the Company. Each Agreement shall include the terms of any right of the Company including the right to terminate the Stock-Based Award without the issuance of Shares, the terms of any vesting conditions, Performance Goals or events upon which Shares shall be issued, provided that dividends (other than stock dividends to be issued pursuant to Paragraph 24 of the Plan) or dividend equivalents may accrue but shall not be paid prior to and may be paid only to the extent that the Shares subject to the Stock-Based Award vest. Under no circumstances may the Agreement covering SARs (a) have an exercise or base price (per share) that is less than the Fair Market Value per share of Class A Common Stock on the date of grant or (b) expire more than ten years following the date of grant.
9.
PERFORMANCE-BASED AWARDS.

The Committee shall determine whether, with respect to a performance period, the applicable Performance Goals have been met with respect to a given Participant and, if they have, to so certify and ascertain the amount of the applicable Performance-Based Award. No Performance-Based Awards will be issued for such performance period until such certification is made by the Committee. The number of Shares issued in respect of a Performance-Based Award determined by the Committee for a performance period shall be paid to the Participant at such time as determined by the Committee in its sole discretion after the end of such performance period, and any dividends (other than stock dividends to be issued pursuant to Paragraph 24 of the Plan) or dividend equivalents that accrue shall only be paid in respect of the number of Shares earned in respect of such Performance-Based Award.
10.
EXERCISE OF OPTIONS AND ISSUE OF SHARES.

An Option (or any part or installment thereof) shall be exercised by giving written notice to the Company or its designee (in a form acceptable to the Administrator, which may include electronic notice), together with provision for payment of the aggregate exercise price in accordance with this Paragraph for the Shares as to which the Option is being exercised, and upon compliance with any other condition(s) set forth in the Option Agreement. Such notice shall be signed by the person exercising the Option (which signature may be provided electronically in a form acceptable to the Administrator), shall state the number of Shares with respect to which the Option is being exercised and shall contain any representation required by the Plan or the Option Agreement. Payment of the exercise price for the Shares as to which such Option is being exercised shall be made (a) in United States dollars in cash or by check; or (b) at the discretion of the Administrator, through delivery of shares of Class A Common Stock held for at least six months (if required to avoid negative accounting treatment) having a Fair Market Value equal as of the date of the exercise to the aggregate cash exercise price for the number of Shares as to which the Option is being exercised; or (c) at the discretion of the Administrator, by having the Company retain from the Shares otherwise issuable upon exercise of the Option, a number of Shares having a Fair Market Value equal as of the date of exercise to the aggregate exercise price for the number of Shares as to which the Option is being exercised; or (d) at the discretion of the Administrator, in accordance with a cashless exercise program established with a securities brokerage firm, and approved by the Administrator; or (e) at the discretion of the Administrator, by any combination of (a), (b), (c) and (d) above or (f) at the discretion of the Administrator, by payment of such other lawful consideration as the Administrator may determine. Notwithstanding the foregoing, the Administrator shall accept only such payment on exercise of an ISO as is permitted by Section 422.
The Company shall then reasonably promptly deliver the Shares as to which such Option was exercised to the Participant (or to the Participant’s Survivors, as the case may be). In determining what constitutes “reasonably promptly,” it is expressly understood that the issuance and delivery of the Shares may be delayed by the Company if the Administrator determines it is necessary to comply with any law or regulation (including, without limitation, federal securities laws) that requires the Company to take any action with respect to the Shares prior to their issuance. The Shares shall, upon delivery, be fully paid, non-assessable Shares.

11.
PAYMENT IN CONNECTION WITH THE ISSUANCE OF STOCK GRANTS AND STOCK-BASED AWARDS AND ISSUE OF SHARES.

Any Stock Grant or Stock-Based Award requiring payment of a purchase price for the Shares as to which such Stock Grant or Stock-Based Award is being granted shall be made (a) in United States dollars in cash or by check; or (b) at the discretion of the Administrator, through delivery of shares of Class A Common Stock held for at least six months (if required to avoid negative accounting treatment) and having a Fair Market Value equal as of the date of payment to the purchase price of the Stock Grant or Stock-Based Award; or (c) by delivery of a promissory note, if the Board of Directors has expressly authorized the loan of funds to the Participant for the purpose of enabling or assisting the Participant to effect such purchase; (d) at the discretion of the Administrator, by any combination of (a) through (c) above; or (e) at the discretion of the Administrator, by payment of such other lawful consideration as the Administrator may determine.
The Company shall when required by the applicable Agreement, reasonably promptly deliver the Shares as to which such Stock Grant or Stock-Based Award was made to the Participant (or to the Participant’s Survivors, as the case may be), subject to any escrow provision set forth in the applicable Agreement. In determining what constitutes “reasonably promptly,” it is expressly understood that the issuance and delivery of the Shares may be delayed by the Company if the Administrator determines it is necessary to comply with any law or regulation (including, without limitation, federal securities laws) which requires the Company to take any action with respect to the Shares prior to their issuance.
12.
RIGHTS AS A SHAREHOLDER.

No Participant to whom a Stock Right has been granted shall have rights as a shareholder with respect to any Shares covered by such Stock Right except after due exercise of an Option or issuance of Shares as set forth in any Agreement, tender of the aggregate exercise or purchase price, if any, for the Shares being purchased and registration of the Shares in the Company’s share register in the name of the Participant.
13.
ASSIGNABILITY AND TRANSFERABILITY OF STOCK RIGHTS.

By its terms, a Stock Right granted to a Participant shall not be transferable by the Participant other than (i) by will or by the laws of descent and distribution, or (ii) as approved by the Administrator in its discretion and set forth in the applicable Agreement provided that no Stock Right may be transferred by a Participant for value. Notwithstanding the foregoing, an ISO transferred except in compliance with clause (i) above shall no longer qualify as an ISO. The designation of a beneficiary of a Stock Right by a Participant, with the prior approval of the Administrator and in such form as the Administrator shall prescribe, shall not be deemed a transfer prohibited by this Paragraph. Except as provided above during the Participant’s lifetime a Stock Right shall only be exercisable by or issued to such Participant (or his or her legal representative) and shall not be assigned, pledged or hypothecated in any way (whether by operation of law or otherwise) and shall not be subject to execution, attachment or similar process. Any attempted transfer, assignment, pledge, hypothecation or other disposition of any Stock Right or of any rights granted thereunder contrary to the provisions of this Plan, or the levy of any attachment or similar process upon a Stock Right, shall be null and void.
14.
EFFECT ON OPTIONS OF TERMINATION OF SERVICE OTHER THAN FOR CAUSE OR DEATH OR DISABILITY.

Except as otherwise provided in a Participant’s Option Agreement in the event of a termination of service (whether as an Employee, director or Consultant) with the Company or an Affiliate before the Participant has exercised an Option, the following rules apply:
(a) A Participant who ceases to be an Employee, director or Consultant of the Company or of an Affiliate (for any reason other than termination for Cause, Disability, or death for which events there are special rules in Paragraphs 15, 16, and 17, respectively), may exercise any Option granted to such Participant to the extent that the Option is exercisable on the date of such termination of service, but only within such term as the Administrator has designated in a Participant’s Option Agreement.

(b) Except as provided in Subparagraph (c) below, or Paragraph 16 or 17, in no event may an Option intended to be an ISO, be exercised later than three months after the Participant’s termination of employment.
(c) The provisions of this Paragraph, and not the provisions of Paragraph 16 or 17, shall apply to a Participant who subsequently becomes Disabled or dies after the termination of employment, director status or consultancy; provided, however, in the case of a Participant’s Disability or death within three months after the termination of employment, director status or consultancy, the Participant or the Participant’s Survivors may exercise the Option within one year after the date of the Participant’s termination of service, but in no event after the date of expiration of the term of the Option.
(d) Notwithstanding anything herein to the contrary, if subsequent to a Participant’s termination of employment, termination of director status or termination of consultancy, but prior to the exercise of an Option, the Administrator determines that, either prior or subsequent to the Participant’s termination, the Participant engaged in conduct which would constitute Cause, then such Participant shall forthwith cease to have any right to exercise any Option.
(e) A Participant to whom an Option has been granted under the Plan who is absent from the Company or an Affiliate because of temporary disability (any disability other than a Disability as defined in Paragraph 1 hereof), or who is on leave of absence for any purpose, shall not, during the period of any such absence, be deemed, by virtue of such absence alone, to have terminated such Participant’s employment, director status or consultancy with the Company or with an Affiliate, except as the Administrator may otherwise expressly provide; provided, however, that, for ISOs, any leave of absence granted by the Administrator of greater than three months, unless pursuant to a contract or statute that guarantees the right to reemployment, shall cause such ISO to become a Non-Qualified Option on the date that is six months following the commencement of such leave of absence.
(f) Except as required by law or as set forth in a Participant’s Option Agreement, Options granted under the Plan shall not be affected by any change of a Participant’s status within or among the Company and any Affiliates, so long as the Participant continues to be an Employee, director or Consultant of the Company or any Affiliate.
(g) Except as otherwise set forth in a Participant’s Option Agreement, if a Participant ceases to be an Employee, director or Consultant of the Company or any Affiliate but upon cessation of such services immediately becomes an Employee, director or Consultant of a 4Catalyzer Corporation, Options granted under the Plan shall cease vesting in accordance with the Participant’s Option Agreement but shall remain exercisable until the earliest of: (i) three months from the date when the Participant is no longer providing services as an Employee, director or Consultant to any 4Catalyzer Corporation for any reason other than for Cause, death, or Disability; (ii) three months from the date when the company to which the Participant is providing services as an Employee, director or Consultant is no longer a 4Catalyzer Corporation; (ii) one year from the date of the Participant’s death or Disability; (iii) immediately upon notification by a 4Catalyzer Corporation that the Participant is being terminated by a 4Catalyzer Corporation for Cause; (iv) the expiration date of the Option as set forth in the Participant’s Option Agreement; or (v) the termination of the Option in accordance with Paragraph 23 or 24 of the Plan.
15.
EFFECT ON OPTIONS OF TERMINATION OF SERVICE FOR CAUSE.

Except as otherwise provided in a Participant’s Option Agreement, the following rules apply if the Participant’s service (whether as an Employee, director or Consultant) with the Company or an Affiliate is terminated for Cause prior to the time that all his or her outstanding Options have been exercised:
(a) All outstanding and unexercised Options as of the time the Participant is notified his or her service is terminated for Cause will immediately be forfeited.
(b) Cause is not limited to events which have occurred prior to a Participant’s termination of service, nor is it necessary that the Administrator’s finding of Cause occur prior to termination. If the Administrator determines, subsequent to a Participant’s termination of service but prior to the exercise of an Option, that either prior or subsequent to the Participant’s termination the Participant engaged in conduct which would constitute Cause, then the right to exercise any Option is forfeited.

16.
EFFECT ON OPTIONS OF TERMINATION OF SERVICE FOR DISABILITY.

Except as otherwise provided in a Participant’s Option Agreement:
(a) A Participant who ceases to be an Employee, director or Consultant of the Company or of an Affiliate by reason of Disability may exercise any Option granted to such Participant to the extent that the Option has become exercisable but has not been exercised on the date of the Participant’s termination of service due to Disability; and in the event rights to exercise the Option accrue periodically, to the extent of a pro rata portion through the date of the Participant’s termination of service due to Disability of any additional vesting rights that would have accrued on the next vesting date had the Participant not become Disabled. The proration shall be based upon the number of days accrued in the current vesting period prior to the date of the Participant’s termination of service due to Disability.
(b) A Disabled Participant may exercise the Option only within the period ending one year after the date of the Participant’s termination of service due to Disability, notwithstanding that the Participant might have been able to exercise the Option as to some or all of the Shares on a later date if the Participant had not been terminated due to Disability and had continued to be an Employee, director or Consultant or, if earlier, within the originally prescribed term of the Option.
(c) The Administrator shall make the determination both of whether Disability has occurred and the date of its occurrence (unless a procedure for such determination is set forth in another agreement between the Company and such Participant, in which case such procedure shall be used for such determination). If requested, the Participant shall be examined by a physician selected or approved by the Administrator, the cost of which examination shall be paid for by the Company.
17.
EFFECT ON OPTIONS OF DEATH WHILE AN EMPLOYEE, DIRECTOR OR CONSULTANT.

Except as otherwise provided in a Participant’s Option Agreement:
(a) In the event of the death of a Participant while the Participant is an Employee, director or Consultant of the Company or of an Affiliate, such Option may be exercised by the Participant’s Survivors to the extent that the Option has become exercisable but has not been exercised on the date of death; and in the event rights to exercise the Option accrue periodically, to the extent of a pro rata portion through the date of death of any additional vesting rights that would have accrued on the next vesting date had the Participant not died. The proration shall be based upon the number of days accrued in the current vesting period prior to the Participant’s date of death.
(b) If the Participant’s Survivors wish to exercise the Option, they must take all necessary steps to exercise the Option within one year after the date of death of such Participant, notwithstanding that the decedent might have been able to exercise the Option as to some or all of the Shares on a later date if he or she had not died and had continued to be an Employee, director or Consultant or, if earlier, within the originally prescribed term of the Option.
18.
EFFECT OF TERMINATION OF SERVICE ON UNACCEPTED STOCK GRANTS AND STOCK-BASED AWARDS.

In the event of a termination of service (whether as an Employee, director or Consultant) with the Company or an Affiliate for any reason before the Participant has accepted a Stock Grant or a Stock-Based Award and paid the purchase price, if required, such grant shall terminate.
For purposes of this Paragraph 18 and Paragraph 19 below, a Participant to whom a Stock Grant or a Stock-Based Award has been issued under the Plan who is absent from work with the Company or with an Affiliate because of temporary disability (any disability other than a Disability as defined in Paragraph 1 hereof), or who is on leave of absence for any purpose, shall not, during the period of any such absence, be deemed, by virtue of such absence alone, to have terminated such Participant’s employment, director status or consultancy with the Company or with an Affiliate, except as the Administrator may otherwise expressly provide.

In addition, for purposes of this Paragraph 18 and Paragraph 19 below, any change of employment or other service within or among the Company and any Affiliates shall not be treated as a termination of employment, director status or consultancy so long as the Participant continues to be an Employee, director or Consultant of the Company or any Affiliate.
19.
EFFECT ON STOCK GRANTS AND STOCK-BASED AWARDS OF TERMINATION OF SERVICE OTHER THAN FOR CAUSE, DEATH OR DISABILITY.

Except as otherwise provided in a Participant’s Agreement, in the event of a termination of service for any reason (whether as an Employee, director or Consultant), other than termination for Cause, death or Disability for which there are special rules in Paragraphs 20, 21, and 22 below, before all forfeiture provisions or Company rights of repurchase shall have lapsed, then the Company shall have the right to cancel or repurchase that number of Shares subject to a Stock Grant or Stock-Based Award as to which the Company’s forfeiture or repurchase rights have not lapsed.
20.
EFFECT ON STOCK GRANTS AND STOCK-BASED AWARDS OF TERMINATION OF SERVICE FOR CAUSE.

Except as otherwise provided in a Participant’s Agreement, the following rules apply if the Participant’s service (whether as an Employee, director or Consultant) with the Company or an Affiliate is terminated for Cause:
(a) All Shares subject to any Stock Grant or Stock-Based Award that remain subject to forfeiture provisions or as to which the Company shall have a repurchase right shall be immediately forfeited to the Company as of the time the Participant is notified his or her service is terminated for Cause.
(b) Cause is not limited to events which have occurred prior to a Participant’s termination of service, nor is it necessary that the Administrator’s finding of Cause occur prior to termination. If the Administrator determines, subsequent to a Participant’s termination of service, that either prior or subsequent to the Participant’s termination the Participant engaged in conduct which would constitute Cause, then all Shares subject to any Stock Grant or Stock-Based Award that remained subject to forfeiture provisions or as to which the Company had a repurchase right on the date of termination shall be immediately forfeited to the Company.
21.
EFFECT ON STOCK GRANTS AND STOCK-BASED AWARDS OF TERMINATION OF SERVICE FOR DISABILITY.

Except as otherwise provided in a Participant’s Agreement, the following rules apply if a Participant ceases to be an Employee, director or Consultant of the Company or of an Affiliate by reason of Disability: to the extent the forfeiture provisions or the Company’s rights of repurchase have not lapsed on the date of Disability, they shall be exercisable; provided, however, that in the event such forfeiture provisions or rights of repurchase lapse periodically, such provisions or rights shall lapse to the extent of a pro rata portion of the Shares subject to such Stock Grant or Stock-Based Award through the date of Disability as would have lapsed had the Participant not become Disabled. The proration shall be based upon the number of days accrued prior to the date of Disability.
The Administrator shall make the determination both as to whether Disability has occurred and the date of its occurrence (unless a procedure for such determination is set forth in another agreement between the Company and such Participant, in which case such procedure shall be used for such determination). If requested, the Participant shall be examined by a physician selected or approved by the Administrator, the cost of which examination shall be paid for by the Company.
22.
EFFECT ON STOCK GRANTS AND STOCK-BASED AWARDS OF DEATH WHILE AN EMPLOYEE, DIRECTOR OR CONSULTANT.

Except as otherwise provided in a Participant’s Agreement, the following rules apply in the event of the death of a Participant while the Participant is an Employee, director or Consultant of the Company or of an Affiliate: to the extent the forfeiture provisions or the Company’s rights of repurchase have not lapsed on the date of death, they shall be exercisable; provided, however, that in the event such forfeiture provisions or rights of repurchase lapse periodically, such provisions or rights shall lapse to the extent of a pro rata portion of the Shares subject to such Stock Grant or Stock-Based Award through the date of death as would have lapsed had the Participant not died. The proration shall be based upon the number of days accrued prior to the Participant’s date of death.
(b) At the discretion of the Administrator, the Company shall have received an opinion of its counsel that the Shares may be issued in compliance with the Securities Act without registration thereunder.
23.
DISSOLUTION OR LIQUIDATION OF THE COMPANY.

Upon the dissolution or liquidation of the Company, all Options granted under this Plan which as of such date shall not have been exercised and all Stock Grants and Stock-Based Awards which have not been accepted, to the extent required under the applicable Agreement, will terminate and become null and void; provided, however, that if the rights of a Participant or a Participant’s Survivors have not otherwise terminated and expired, the Participant or the Participant’s Survivors will have the right immediately prior to such dissolution or liquidation to exercise or accept any Stock Right to the extent that the Stock Right is exercisable or subject to acceptance as of the date immediately prior to such dissolution or liquidation. Upon the dissolution or liquidation of the Company, any outstanding Stock-Based Awards shall immediately terminate unless otherwise determined by the Administrator or specifically provided in the applicable Agreement.
24.
ADJUSTMENTS.

Upon the occurrence of any of the following events, a Participant’s rights with respect to any Stock Right granted to such Participant hereunder shall be adjusted as hereinafter provided, unless otherwise specifically provided in a Participant’s Agreement.
(a) Changes with respect to Shares of Common Stock.
(i) If (1) the shares of Common Stock shall be subdivided or combined into a greater or smaller number of shares or if the Company shall issue any shares of Common Stock as a stock dividend on its outstanding Common Stock, or (2) additional shares or new or different shares or other securities of the Company or other non-cash assets are distributed with respect to such shares of Common Stock, each Stock Right and the number of shares of Common Stock deliverable thereunder shall be appropriately increased or decreased proportionately, and appropriate adjustments shall be made including, in the exercise, base or purchase price per share and in the Performance Goals applicable to outstanding Performance-Based Awards to reflect such events. The number of Shares subject to the limitations in Paragraphs 3(a), 3(b), 3(d) and 4(c) shall also be proportionately adjusted upon the occurrence of such events.
(ii) The Administrator may also make adjustments of the type described in Paragraph 24(a) above to take into account distributions to stockholders other than those provided for in Paragraphs 24(b) below, or any other event, if the Administrator determines that adjustments are appropriate to avoid distortion in the operation of the Plan or any Award, having due regard for the qualification of ISOs under Section 422, the requirements of Section 409A, to the extent applicable.
(ii) References in the Plan to Shares will be construed to include any stock or securities resulting from an adjustment pursuant to this Paragraph 24(a).
(b) Corporate Transactions. If the Company is to be consolidated with or acquired by another entity in a Corporate Transaction, the Administrator or the board of directors of any entity assuming the obligations of the Company hereunder (the “Successor Board”), may, as to outstanding Options, take any of the following actions: (i) make appropriate provision for the continuation of such Options by substituting on an equitable basis for the Shares then subject to such Options either the consideration payable with respect to the outstanding shares of Common Stock in connection with the Corporate Transaction or securities of any successor or acquiring entity; or (ii) upon written notice to the Participants, provide that such Options must be exercised (either (A) to the extent then exercisable or (B) at the discretion of the Administrator, any such Options being made partially or fully exercisable for purposes of this Subparagraph), within a specified number of days of the date of such notice, at the end of which period such Options which have not been exercised shall terminate; or (iii) terminate such Options in exchange for payment of an amount equal to the consideration payable upon consummation of such Corporate Transaction to a holder of the number of shares of Common Stock into which such Option would have been exercisable (either (A) to the extent then exercisable or, (B) at the discretion of the Administrator, any such Options being made partially or fully exercisable for purposes of this Subparagraph) less the aggregate exercise price thereof. For purposes of determining the payments to be made pursuant to Subclause (iii) above, in the case of a Corporate Transaction the consideration for which, in whole or in part, is other than cash, the consideration other than cash shall be valued at the fair value thereof as determined in good faith by the Board of Directors. For the avoidance of doubt, if the per share exercise price of an Option or portion thereof is equal to or greater than the Fair Market Value of one Share of Common Stock, such Option may be cancelled with no payment due hereunder or otherwise in respect thereof.
With respect to outstanding Stock Grants or Stock-Based Awards, the Administrator or the Successor Board, shall make appropriate provision for the continuation of such Stock Grants or Stock-Based Awards on the same terms and conditions by substituting on an equitable basis for the Shares then subject to such Stock Grants or Stock-Based Awards either the consideration payable with respect to the outstanding Shares of Common Stock in connection with the Corporate Transaction or securities of any successor or acquiring entity. In lieu of the foregoing, in connection with any Corporate Transaction, the Administrator may provide that each outstanding Stock Grant or Stock-Based Award shall be terminated in exchange for payment of an amount equal to the consideration payable upon consummation of such Corporate Transaction to a holder of the number of shares of Common Stock comprising such Stock Grant or Stock-Based Award (to the extent such Stock Grant or Stock-Based Award is no longer subject to any forfeiture or repurchase rights then in effect or, at the discretion of the Administrator, all forfeiture and repurchase rights being waived). For the avoidance of doubt, if the purchase or base price of a Stock Grant or Stock-Based Award or portion thereof is equal to or greater than the Fair Market Value of one Share of Common Stock, such Stock Grant or Stock-Based Award, as applicable, may be cancelled with no payment due hereunder or otherwise in respect thereof.
In taking any of the actions permitted under this Paragraph 24(b), the Administrator shall not be obligated by the Plan to treat all Stock Rights, all Stock Rights held by a Participant, or all Stock Rights of the same type, identically.
(c) Recapitalization or Reorganization. In the event of a recapitalization or reorganization of the Company other than a Corporate Transaction pursuant to which securities of the Company or of another corporation are issued with respect to the outstanding shares of Common Stock, a Participant upon exercising an Option or accepting a Stock Grant after the recapitalization or reorganization shall be entitled to receive for the price paid upon such exercise or acceptance if any, the number of replacement securities which would have been received if such Option had been exercised or Stock Grant accepted prior to such recapitalization or reorganization.
(d) Adjustments to Stock-Based Awards. Upon the happening of any of the events described in Subparagraphs (a), (b) or (c) above, any outstanding Stock-Based Award shall be appropriately adjusted to reflect the events described in such Subparagraphs. The Administrator or the Successor Board shall determine the specific adjustments to be made under this Paragraph 24, including, but not limited to the effect of any, Corporate Transaction and, subject to Paragraph 4, its determination shall be conclusive.
(e) Termination of Awards upon Consummation of a Corporate Transaction. Except as the Administrator may otherwise determine, each Stock Right will automatically terminate (and in the case of outstanding Shares of restricted Common Stock, will automatically be forfeited) immediately upon the consummation of a Corporate Transaction, other than (i) any award that is assumed, continued or substituted pursuant to Paragraph 24(b) above, and (ii) any cash award that by its terms, or as a result of action taken by the Administrator, continues following the consummation of the Corporate Transaction.
25.
ISSUANCES OF SECURITIES.

(a) Except as expressly provided herein, no issuance by the Company of shares of stock of any class, or securities convertible into shares of stock of any class, shall affect, and no adjustment by reason thereof shall be made with respect to, the number or price of shares subject to Stock Rights. Except as expressly provided herein, no adjustments shall be made for dividends paid in cash or in property (including without limitation, securities) of the Company prior to any issuance of Shares pursuant to a Stock Right.
(b) The Company will not be obligated to issue any Shares pursuant to the Plan or to remove any restriction from Shares previously issued under the Plan until: (i) the Company is satisfied that all legal matters in connection with the issuance of such Shares have been addressed and resolved; (ii) if the outstanding Shares is at the time of issuance listed on any stock exchange or national market system, the Shares to be issued have been listed or authorized to be listed on such exchange or system upon official notice of issuance; and (iii) all conditions of the award have been satisfied or waived. The Company may require, as a condition to the exercise of an award or the issuance of Shares under an award, such representations or agreements as counsel for the Company may consider appropriate to avoid violation of the Securities Act of 1933, as amended, or any applicable state or non-U.S. securities law. Any Shares issued under the Plan will be evidenced in such manner as the Administrator determines appropriate, including book-entry registration or delivery of stock certificates. In the event that the Administrator determines that stock certificates will be issued in connection with Shares issued under the Plan, the Administrator may require that such certificates bear an appropriate legend reflecting any restriction on transfer applicable to such Stock, and the Company may hold the certificates pending the lapse of the applicable restrictions.
26.
FRACTIONAL SHARES.

No fractional shares shall be issued under the Plan and the person exercising a Stock Right shall receive from the Company cash in lieu of such fractional shares equal to the Fair Market Value thereof.
27.
WITHHOLDING.

In the event that any federal, state, or local income taxes, employment taxes, Federal Insurance Contributions Act withholdings or other amounts are required by applicable law or governmental regulation to be withheld from the Participant’s salary, wages or other remuneration in connection with the issuance of a Stock Right or Shares under the Plan or for any other reason required by law, the Company may withhold from the Participant’s compensation, if any, or may require that the Participant advance in cash to the Company, or to any Affiliate of the Company which employs or employed the Participant, the statutory minimum amount of such withholdings unless a different withholding arrangement, including the use of shares of the Company’s Common Stock or a promissory note, is authorized by the Administrator (and permitted by law). For purposes hereof, the fair market value of the shares withheld for purposes of payroll withholding shall be determined in the manner set forth under the definition of Fair Market Value provided in Paragraph 1 above, as of the most recent practicable date. If the Fair Market Value of the shares withheld is less than the amount of payroll withholdings required, the Participant may be required to advance the difference in cash to the Company or the Affiliate employer.
28.
TERMINATION OF THE PLAN.

The Plan will terminate on November 24, 2030, the date which is ten years from the earlier of the date of its adoption by the Board of Directors and the date of its approval by the shareholders of the Company. The Plan may be terminated at an earlier date by vote of the shareholders or the Board of Directors of the Company; provided, however, that any such earlier termination shall not affect any Agreements executed prior to the effective date of such termination. Termination of the Plan shall not affect any Stock Rights theretofore granted.
29.
AMENDMENT OF THE PLAN AND AGREEMENTS.

The Plan may be amended by the shareholders of the Company. The Plan may also be amended by the Administrator; provided that any amendment approved by the Administrator which the Administrator determines is of a scope that requires shareholder approval shall be subject to obtaining such shareholder approval including, without limitation, to the extent necessary to qualify any or all outstanding Stock Rights granted under the Plan or Stock Rights to be granted under the Plan for favorable federal income tax treatment as may be afforded ISOs under Section 422 and to the extent necessary to qualify the Shares issuable under the Plan for listing on any national securities exchange or quotation in any national automated quotation system of securities dealers. Any modification or amendment of the Plan shall not, without the consent of a Participant, adversely affect his or her rights under a Stock Right previously granted to such Participant, unless such amendment is required by applicable law or necessary to preserve the economic value of such Stock Right. With the consent of the Participant affected, the Administrator may amend outstanding Agreements in a manner which may be adverse to the Participant but which is not inconsistent with the Plan. In the discretion of the Administrator, outstanding Agreements may be amended by the Administrator in a manner which is not adverse to the Participant. Nothing in this Paragraph 30 shall limit the Administrator’s authority to take any action permitted pursuant to Paragraph 24.
30.
EMPLOYMENT OR OTHER RELATIONSHIP.

Nothing in this Plan or any Agreement shall be deemed to prevent the Company or an Affiliate from terminating the employment, consultancy or director status of a Participant, nor to prevent a Participant from terminating his or her own employment, consultancy or director status or to give any Participant a right to be retained in employment or other service by the Company or any Affiliate for any period of time.
31.
SECTION 409A AND SECTION 422.

The Company intends that the Plan and any Awards granted hereunder be exempt from or comply with Section 409A, to the extent applicable. The Company intends that ISOs comply with Section 422, to the extent applicable. Any ambiguities in the Plan or any Award shall be construed to effect the intent as described in this Paragraph 31.
If a Participant is a “specified employee” as defined in Section 409A (and as applied according to procedures of the Company and its Affiliates) as of his or her separation from service, to the extent any payment under this Plan or pursuant to an Award constitutes non-exempt deferred compensation under Section 409A that is being paid by reason of separation from service, no payments due under this Plan or pursuant to an Award may be made until the earlier of: (i) the first day of the seventh month following the Participant’s separation from service, or (ii) the Participant’s date of death; provided, however, that any payments delayed during this six-month period shall be paid in the aggregate in a lump sum, without interest, on the first day of the seventh month following the Participant’s separation from service.
The Administrator shall administer the Plan with a view toward ensuring that Awards under the Plan that are subject to Section 409A or Section 422, as applicable, comply with the requirements thereof and that Options under the Plan be exempt from the requirements of Section 409A or compliant with Section 422, as applicable, but neither the Administrator nor any member of the Board of Directors, nor the Company nor any of its Affiliates, nor any other person acting hereunder on behalf of the Company, the Administrator or the Board of Directors shall be liable to a Participant or any Survivor by reason of the acceleration of any income, or the imposition of any additional tax or penalty, with respect to any Award, whether by reason of a failure to satisfy the requirements of Section 409A or Section 422 or otherwise.
32.
INDEMNITY.

Neither the Board of Directors nor the Administrator, nor any members of either, nor any employees of the Company or any parent, subsidiary, or other Affiliate, shall be liable for any act, omission, interpretation, construction or determination made in good faith in connection with their responsibilities with respect to this Plan, and the Company hereby agrees to indemnify the members of the Board or Directors, the members of the Committee, and the employees of the Company and its parent or subsidiaries in respect of any claim, loss, damage, or expense (including reasonable counsel fees) arising from any such act, omission, interpretation, construction or determination to the full extent permitted by law.
33.
CLAWBACK.

Notwithstanding anything to the contrary contained in this Plan, the Company may recover from a Participant any compensation received from any Stock Right (whether or not settled) or cause a Participant to forfeit any Stock Right (whether or not vested) in the event that the Company’s Clawback Policy as then in effect is triggered.

34.
WAIVER OF JURY TRIAL.

By accepting or being deemed to have accepted an award under the Plan, each Participant waives (or will be deemed to have waived), to the maximum extent permitted under applicable law, any right to a trial by jury in any action, proceeding or counterclaim concerning any rights under the Plan or any award, or under any amendment, waiver, consent, instrument, document or other agreement delivered or which in the future may be delivered in connection therewith, and agrees (or will be deemed to have agreed) that any such action, proceedings or counterclaim will be tried before a court and not before a jury. By accepting or being deemed to have accepted an award under the Plan, each Participant certifies that no officer, representative, or attorney of the Company has represented, expressly or otherwise, that the Company would not, in the event of any action, proceeding or counterclaim, seek to enforce the foregoing waivers. Notwithstanding anything to the contrary in the Plan, nothing herein is to be construed as limiting the ability of the Company and a Participant to agree to submit any dispute arising under the terms of the Plan or any ward to binding arbitration or as limiting the ability of the Company to require any individual to agree to submit such disputes to binding arbitration as a condition of receiving an award hereunder.
35.
UNFUNDED OBLIGATIONS.

The Company’s obligations under the Plan are unfunded, and no Participant will have any right to specific assets of the Company in respect of any award under the Plan. Participants will be general unsecured creditors of the Company with respect to any amounts due or payable under the Plan.
36.
GOVERNING LAW.

This Plan shall be construed and enforced in accordance with the law of the State of Delaware.

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS
Item 20. Indemnification of Directors and Officers.
Section 145 of the DGCL provides, generally, that a corporation shall have the power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that such person is or was a director, officer, employee or agent of the corporation against all expenses, judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful. A corporation may similarly indemnify such person for expenses actually and reasonably incurred by such person in connection with the defense or settlement of any action or suit by or in the right of the corporation, provided that such person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation, and, in the case of claims, issues and matters as to which such person shall have been adjudged liable to the corporation, provided that a court shall have determined, upon application, that, despite the adjudication of liability but in view of all of the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which such court shall deem proper.
In accordance with Section 102(b)(7) of the DGCL, the Current Charter provides that a director will not be personally liable to Longview or Longview’s stockholders for monetary damages for breach of fiduciary duty as a director, except to the extent such exemption from liability or limitation thereof is not permitted under the DGCL. No such provision shall eliminate or limit the liability of a director for any act or omission occurring prior to the date when such provision became effective. Accordingly, these provisions will have no effect on the availability of equitable remedies such as an injunction or rescission based on a director’s breach of his or her duty of care.
The Current Charter provides that Longview will indemnify its present and former directors and officers to the maximum extent permitted by the DGCL and that such indemnification will not be exclusive of any other rights to which those seeking indemnification may be entitled under any bylaw provision, agreement, vote of stockholders or disinterested directors or otherwise.
Longview has entered into indemnification agreements with each of its current directors and executive officers. These agreements require Longview to indemnify these individuals to the fullest extent permitted under the DGCL against liabilities that may arise by reason of their service to Longview, and to advance expenses incurred as a result of any proceeding against them as to which they could be indemnified.
The Proposed Charter will provide for indemnification of New Butterfly’s directors, officers, employees and other agents to the maximum extent permitted by the DGCL, and New Butterfly’s Bylaws will provide for indemnification of New Butterfly’s directors, officers, employees and other agents to the maximum extent permitted by the DGCL.
In addition, effective upon the Closing, New Butterfly will have entered into indemnification agreements with its directors and officers containing provisions which are in some respects broader than the specific indemnification provisions contained in the DGCL. The indemnification agreements require New Butterfly, among other things, to indemnify its directors against certain liabilities that may arise by reason of their status or service as directors and to advance their expenses incurred as a result of any proceeding against them as to which they could be indemnified.

Item 21. Exhibits and Financial Statement Schedules.
The following exhibits are filed as part of this registration statement:
Exhibit		Description
2	.1†	Business Combination Agreement, dated as of November 19, 2020, by and among Longview Acquisition Corp., Clay Merger Sub, Inc. and Butterfly Network, Inc. (incorporated by reference to Exhibit 2.1 of Longview’s Current Report on Form 8-K (File No. 001-39292), filed with the SEC on November 23, 2020).
3.1		Amended and Restated Certificate of Incorporation of Longview Acquisition Corp. (incorporated by reference to Exhibit 3.2 of Longview’s Form 8-K (File No. 001-39292), filed with the SEC on May 27, 2020).
3.2		Bylaws of Longview Acquisition Corp. (incorporated by reference to Exhibit 3.3 of Longview’s Form S-1 (File No. 333-238546), filed with the SEC on May 1, 2020).
3.3		Form of New Butterfly Charter (included as Annex B to this proxy statement/prospectus).
3.4		Form of New Butterfly Bylaws (included as Annex C to this proxy statement/prospectus).
4	.1*	Specimen Class A Common Stock Certificate.
4.2	Warrant Agreement, dated as of May 20, 2020, between Longview Acquisition Corp. and
Continental Stock Transfer & Trust Company (incorporated by reference to Exhibit 4.1 of
Longview Acquisition Corp.’s Current Report on Form 8-K (File No. 001-39292), filed with the SEC on May 27, 2020).
5	.1*	Opinion of Ropes & Gray LLP as to the validity of the securities being registered.
8	.1*	Opinion of Ropes & Gray LLP regarding certain federal income tax matters.
10.1		Form of Subscription Agreement, dated November 19, 2020 by and between Longview Acquisition Corp., and the subscriber parties thereto (incorporated by reference to Exhibit 10.1 of Longview’s Current Report on Form 8-K (File No. 001-39292), filed with the SEC on November 23, 2020).
10.2	Butterfly Transaction Support Agreement, dated November 20, 2020, by and among
Longview Acquisition Corp., Dr. Jonathan Rothberg and certain stockholders of Butterfly
Network, Inc. named therein (incorporated by reference to Exhibit 10.2 of Longview’s
Current Report on Form 8-K (File No. 001-39292), filed with the SEC on November 23,
2020).
10.3		Sponsor Letter Agreement, dated as of November 19, 2020, by and among Longview Investors LLC and Butterfly Network, Inc. (incorporated by reference to Exhibit 10.3 of Longview’s Current Report on Form 8-K (File No. 001-39292), filed with the SEC on November 23, 2020).
10.4	Amendment No. 1 to Forward Purchase Agreement, dated as of November 19, 2020, by and among Longview Acquisition Corp., Glenview Capital Management, LLC and certain entities affiliated with Glenview Capital Management, LLC (incorporated by reference to
Exhibit 10.4 of Longview’s Current Report on Form 8-K (File No. 001-39292), filed with the SEC on November 23, 2020).
10.5		Form of Advisory Agreement, dated as of November 19, 2020, by and between Butterfly Network, Inc. and Dr. Jonathan Rothberg (included in Annex A to the proxy statement/prospectus which forms a part of this registration statement).
10.6		Form of Butterfly Network, Inc. 2020 Equity Incentive Plan (attached to the proxy statement/prospectus which forms a part of this registration statement as Annex D).
10.7	Form of Amended and Restated Registration Rights Agreement, to be entered into by and among Longview Acquisition Corp., Butterfly Network, Inc. and certain of its stockholders (included in Annex A to the proxy statement/prospectus which forms a part of this registration statement).

Exhibit		Description
10	.8.1+*	Offer of Employment Letter, dated as of December 18, 2019, by and between Butterfly and Laurent Faracci.
10	.8.2+	Separation Agreement, dated as of January 24, 2021, by and between Butterfly and Laurent Faracci.
10	.9+*	Offer of Employment Letter, dated as of January 6, 2017, by and between Butterfly and Gioel Molinari.
10	.10+*	Offer of Employment Letter, dated as of February 29, 2020, by and between Butterfly and
Dave Perri, as supplemented by the Employment Agreement Letter, dated as of
November 18, 2020, by and between Butterfly and Dave Perri.
10	.11+*	Offer of Employment Letter, dated as of March 16, 2020, by and between Butterfly and Stephanie Fielding, as supplemented by the Employment Agreement Letter, dated as of November 18, 2020, by and between Butterfly and Stephanie Fielding.
10	.12+*	Employment Agreement Letter, dated as of November 18, 2020, by and between Butterfly and Darius Shahida.
10	.13+*	Offer of Employment Letter, dated as of November 24, 2020, by and between Butterfly and Mary Miller.
10	.14+	Binding Employment Term Sheet, dated as of January 23, 2021, by and between Butterfly and Todd M. Fruchterman, M.D., Ph.D.
10	.15.1@*	Exclusive (Equity) Agreement by and between Butterfly and the Board of Trustees of the Leland Stanford Junior University, dated as of June 28, 2013.
10	.15.2@*	Amendment No. 1, made effective as of April 23, 2019, to Exclusive (Equity) Agreement, dated as of June 28, 2013, by and between Butterfly and the Board of Trustees of the Leland Stanford Junior University.
10	.16.1@*	Manufacture and Supply Agreement, dated as of October 7, 2015, by and between Butterfly and Benchmark Electronics, Inc.
10	.16.2@*	Amendment No. 1, made effective as of August 2, 2019, to Manufacture and Supply Agreement, dated as of October 7, 2015, by and between Butterfly and Benchmark Electronics, Inc.
10	.17@*	Distribution Agreement, dated as of July 11, 2018, by and between Butterfly and Cardinal Health 105, Inc.
10	.18.1@*	Foundry Service Agreement, dated as of March 31, 2019, by and between Butterfly and Taiwan Semiconductor Manufacturing Company Limited.
10	.18.2@*	Amendment No. 1, made effective as of October 1, 2020, to Foundry Service Agreement, dated March 31, 2019, by and between Butterfly and Taiwan Semiconductor Manufacturing Company Limited.
10	.19*	Technology and Services Exchange Agreement, dated as of November 19, 2020, between Butterfly and the participants named therein.
23.1		Consent of WithumSmith+Brown, PC.
23.2		Consent of Deloitte & Touche LLP.
23	.3*	Consent of Ropes & Gray LLP (included in Exhibit 5.1 and 8.1 hereto).
24	.1*	Power of Attorney (included on signature page to the proxy statement/prospectus which forms part of this registration statement).
99.1		Form of Preliminary Proxy Card.
99	.2*	Consent of Jonathan M. Rothberg, Ph.D. to be named as director.
99.3		Consent of Todd M. Fruchterman, M.D., Ph.D. to be named as director.
99	.4*	Consent of Gianluca Pettiti to be named as director.
99	.5*	Consent of Dawn Carfora to be named as director.

Exhibit		Description
99	.6*	Consent of John Hammergren to be named as director.
99	.7*	Consent of S. Louise Phanstiel to be named as director.
101	.INS	XBRL Instance Document
101	.SCH	XBRL Taxonomy Extension Schema Document
101	.CAL	XBRL Taxonomy Extension Calculation Linkbase Document
101	.DEF	XBRL Taxonomy Extension Definition Linkbase Document
101	.LAB	XBRL Taxonomy Extension Label Linkbase Document
101	.PRE	XBRL Taxonomy Extension Presentation Linkbase Document

†
Certain of the exhibits and schedules to this Exhibit have been omitted in accordance with Regulation S-K Item 601(a)(5). The Registrant agrees to furnish a copy of all omitted exhibits and schedules to the SEC upon its request.

*
Previously filed.

+
Management contract or compensatory plan or arrangement.

@
Certain confidential portions of this Exhibit were omitted by means of marking such portions with brackets (“[***]”) because the identified confidential portions (i) are not material and (ii) would be competitively harmful if publicly disclosed.

Item 22. Undertakings.
The undersigned registrant hereby undertakes:
(1)
To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

i.
To include any prospectus required by Section 10(a)(3) of the Securities Act;

ii.
To reflect in the proxy statement/prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement;

iii.
To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2)
That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)
To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4)
That, for the purpose of determining liability under the Securities Act to any purchaser, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.
(5)
That, for the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities, the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

i.
Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

ii.
Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

iii.
The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

iv.
Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

(6)
That, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in this registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(7)
That prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

(8)
That every prospectus: (i) that is filed pursuant to the immediately preceding paragraph, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.
The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11, or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.
The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

SIGNATURES
Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on the 25th day of January, 2021.
LONGVIEW ACQUISITION CORP.
By:	/s/ John Rodin Name: John Rodin Title: Chief Executive Officer
POWER OF ATTORNEY
Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons in the capacities and on the dates indicated.
Name	Title	Date

* Larry Robbins	Chairman	January 25, 2021
/s/ John Rodin John Rodin	Chief Executive Officer and Director (Principal Executive Officer)	January 25, 2021
/s/ Mark Horowitz Mark Horowitz	Chief Financial Officer (Principal Financial and Accounting Officer)	January 25, 2021
* Westley Moore	Director	January 25, 2021
* Derek Cribbs	Director	January 25, 2021
* Randy Simpson	Director	January 25, 2021
*By: /s/ Mark Horowitz Mark Horowitz, Attorney-in-Fact